Form 20-F
period 2004-12-31
LINKTONE LTD
filed 2005-06-30
CIK 1270532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to                     .

Commission file number: 000-50596

LINKTONE LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

5/F, No. 689, Beijing Dong Road
Shanghai 200001, People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Name of each exchange and Title of each class on which registered:

American Depositary Shares, each representing 10 ordinary shares, par value US$0.0001 per share,
Nasdaq National Market

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 253,772,990 ordinary shares, par value US$0.0001 per share.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     ☑ Yes ☐ No

     Indicate by check mark which financial statement item the registrant has elected to follow:

     ☐ Item 17 ☑ Item 18

INTRODUCTION

PART I

Item 1. Identity of Directors, Senior Management and Advisers
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
Item 4. Information on the Company
Item 5. Operating and Financial Review and Prospects
Item 6. Directors, Senior Management and Employees
Item 7. Major Shareholders and Related Party Transactions
Item 8. Financial Information
Item 9. The Offer and Listing
Item 10. Additional Information
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Item 12. Description of Securities Other than Equity Securities

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15. Controls and Procedures
Item 16. Reserved
Item 16A. Audit Committee Financial Expert
Item 16B. Code of Ethics
Item 16C. Principal Accountant Fees and Services
Item 16D. Exemptions from the Listing Standards for Audit Committees
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

PART III

Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits
EX-2.8 ACCESSION TO COMPANY LOCK-UP AGREEMENT
EX-2.9 ACER ACCESSION TO COMPANY LOCK-UP AGREEMENT
EX-4.4 EMPLOYMENT AGREEMENT - RAYMOND YANG LEI
EX-4.5 EMPLOYMENT AGREEMENT - MICHAEL LI GUANGXIN
EX-4.6 EMPLOYMENT AGREEMENT - XIN YE
EX-4.7 EMPLOYMENT AGREEMENT - COLIN SUNG
EX-4.8 EMPLOYMENET SEPARATION AGREEMENT - MARK BEGERT
EX-4.12 COPYRIGHT LICENSE AGREEMENT
EX-4.14 SALES AGREEMENT - SONY BMG
EX-4.15 FINDER'S FEE AGREEMENT FOR LICENSING
EX-4.16 COOPERATION AGREEMENT
EX-4.21 LOAN AGREEMENT
EX-4.22 LOAN AGREEMENT
EX-4.25 EQUITY INTERESTS PLEDGE AGREEMENT
EX-4.26 EQUITY INTERESTS PLEDGE AGREEMENT
EX-4.29 CONTRACT RELATING TO THE EXCLUSIVE PURCHASE RIGHT OF EQUITY INTEREST
EX-4.30 CONTRACT RELATING TO EXCLUSIVE PURCHASE RIGHT OF EQUITY INTEREST
EX-4.32 OPERATING AGREEMENT
EX-4.42 POWER OF ATTORNEY
EX-4.43 POWER OF ATTORNEY
EX-4.46 SHANGHAI COMMERCIAL HOUSE LEASE CONTRACT
EX-4.47 LEASE AGREEMENT EFFECTIVE JUNE 10, 2004
EX-4.50 MOBILE VALUE-ADDED SERVICE COOPERATION AGREEMENT
EX-4.54 LICENSING CONTRACT FOR RINGTONES
EX-4.55 MOBILE PHONE RINGBACK TONE CONTRACT
EX-4.59 SOFTWARE LICENSING AGREEMENT
EX-4.60 SOFTWARE LICENSING AGREEMENT
EX-4.61 SOFTWARE LICENSING AGREEMENT
EX-4.62 SOFTWARE LICENSING AGREEMENT
EX-4.63 EXCLUSIVE CONSULTING AND SERVICE AGREEMENT
EX-8.1 SIGNIFICANT SUBSIDIARIES
EX-11.1 CODE OF BUSINESS CONDUCT
EX-12.1 CERTIFICATION OF CEO REQUIRED BY RULE 13A-14(A)
EX-12.2 CERTIFICATION OF CFO REQUIRED BY RULE 13A-14(A)
EX-13.1 CERTIFICATION OF CEO REQUIRED BY RULE 13A-14(B)
EX-13.2 CERTIFICATION OF CFO REQUIRED BY RULE 13A-14(A)
EX-15.1 CONSENT OF PRICEWATERHOUSECOOPERS
EX-15.2 CONSENT OF MAPLES AND CALDER
EX-15.3 CONSENT OF FANGDA PARTNERS
EX-15.4 CONSENT OF CIBC WORLD MARKETS

2

INTRODUCTION

     This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004.

Forward-Looking Information

     This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “seeks, “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including but not limited to those risks and uncertainties identified under the section heading “Risk Factors” below.

     All forward-looking statements in this Form 20-F are made as of the date of filing hereof, based on information available to us as of that date, and we assume no obligation to update or revise any of these forward-looking statements even if experience or future changes show that the indicated results or events will not be realized.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

          Not Applicable.

Item 2. Offer Statistics and Expected Timetable

          Not Applicable.

Item 3. Key Information

A. Selected Financial Data

     The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The following data as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 has been derived from our audited consolidated financial statements for those years and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data as of December 31, 2001 and 2002 and for the year ended December 31, 2001 has also been derived from our audited consolidated financial statements for those years, which are not included in this annual report. The following data as of and for the year ended December 31, 2000 has been derived from our unaudited consolidated financial statements, which are not included in this annual report. Our audited and unaudited financial statements for the foregoing periods were prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.

     In November 1999, we commenced operations as a business division of Intrinsic China Technology Ltd. In April 2001, our affiliated business division which focused on wireless data software was spun off to a newly established holding company, Intrinsic Technology (Holdings) Ltd., or Intrinsic Technology,

and our company was renamed Linktone Ltd. Due to the significance of the spun-off division relative to that of our company, the transaction was accounted for as a reverse spin-off, with our company as the spinnee for accounting purposes. As a result, our combined financial data for the periods prior to the spin-off was determined by treating Linktone as a separate independent entity.

     All amounts below are in U.S. dollars, except for share number data.

	As of December 31,
	2000	2001	2002	2003	2004
	(unaudited)	(audited)	(audited)	(audited)	(audited)
Statements of Operations Data:
Gross revenues	$64,532	$1,086,587	$4,309,036	$16,601,492	$50,318,744
Net revenues	60,075	1,011,910	4,068,767	15,485,670	48,083,700
Cost of services	(16,193)	(325,258)	(1,525,146)	(5,819,391)	(15,305,416)

Gross profit	43,882	686,652	2,543,621	9,666,279	32,778,284
Operating expenses:
Product development	—	(368,445)	(426,872)	(748,209)	(2,807,720)
Selling and marketing	(146,873)	(745,312)	(1,171,988)	(2,144,540)	(8,794,568)
Stock-based compensation*	—	—	—	(1,119,529)	(2,020,807)
Other general and administrative	(531,023)	(1,400,142)	(1,526,724)	(2,070,141)	(6,809,947)

Total operating expenses	(677,896)	(2,513,899)	(3,125,584)	(6,082,419)	(20,433,042)
Income/(loss) from operations	(634,014)	(1,827,247)	(581,963)	3,583,860	12,345,242
Interest income	15,942	22,000	46,010	32,223	815,447
Other income	—	—	—	—	346,652
Income tax benefit (expense)	—	—	—	—	(997,307)

Net income/(loss)	$(618,072)	$(1,805,247)	$(535,953)	$3,616,083	$12,510,034

Foreign currency translation	1,006	9,016	(84)	457	264
Unrealized loss on investments in marketable securities	—	—	—	—	(64,678)
Comprehensive income/(loss)	$(617,066)	$(1,796,231)	$(536,037)	$3,616,540	$12,445,620

Earning/(loss) per share:
Basic	$(0.01)	$(0.03)	$(0.01)	$0.02	$0.05

Diluted	$(0.01)	$(0.03)	$(0.01)	$0.02	$0.05

Weighted average ordinary shares:
Basic	97,390,000	97,390,000	97,390,000	97,390,000	224,569,476

Diluted	97,390,000	97,390,000	97,390,000	109,556,852	248,081,126

Statements of Cash Flows Data:
Cash flows from:
Operating activities	$(1,300,844)	$(987,021)	$(289,525)	$2,880,751	$9,654,127
Investing activities	(30,486)	(287,906)	(85,081)	(304,380)	(17,266,029)
Financing activities	1,346,691	3,345,650	1,034,979	—	65,412,374

* Stock-based compensation is a component of general and administrative expenses.

	As of December 31,
	2000	2001	2002	2003	2004
	(unaudited)	(audited)	(audited)	(audited)	(audited)
Balance Sheet Data:
Cash and cash equivalents	$296,037	$2,375,776	$3,036,065	$5,612,893	$63,413,629
Short term investments	—	—	—	—	14,860,365
Accounts receivable, net	701,821	443,860	563,787	3,092,619	10,445,535
Property and equipment, net	29,986	236,868	236,714	450,238	2,527,813
Tax refund and other receivables	—	119,275	125,213	554,300	5,497,600

Total assets	$1,027,844	$3,175,779	$3,961,779	$9,710,050	$98,207,955

Total liabilities	22,000	620,502	907,560	1,919,762	10,538,867
Total shareholders’ equity/(deficit)	1,005,844	223,982	(385,514)	4,206,619	87,669,088

Total liabilities and shareholders’ equity/(deficit)	$1,027,844	$3,175,779	$3,961,779	$9,710,050	$98,207,955

Exchange Rate Information

     Our business is currently conducted in and from China in Renminbi. In this annual report, all references to “Renminbi” and “RMB” are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For reader convenience, this annual report contains translations of some Renminbi or U.S. dollar amounts for 2004 at US$1.00: RMB8.2765, which was the prevailing rate on December 31, 2004. The prevailing rate at June 1, 2005 was US$1.00: RMB8.2765. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

     The following table sets forth the average buying rate for Renminbi expressed as per one U.S. dollar for the years 2000, 2001, 2002, 2003 and 2004.

Year	Renminbi Average(1)
2000	8.2784
2001	8.2772
2002	8.2772
2003	8.2771
2004	8.2768

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

     The following table sets forth the high and low exchange rates for Renminbi expressed as per one U.S. dollar during the past six months.

	Renminbi Average
Month Ended	High	Low
December 31, 2004	8.2767	8.2765
January 31, 2005	8.2765	8.2765
February 28, 2005	8.2765	8.2765
March 31, 2005	8.2765	8.2765
April 30, 2005	8.2765	8.2765
May 31, 2005	8.2765	8.2765

B. Capitalization and Indebtedness

          Not Applicable.

C. Reasons for the Offer and Use of Proceeds

          Not Applicable.

D. Risk Factors

RISKS RELATED TO OUR COMPANY

Risks Related to Our Contractual Relationships with the Mobile Operators in China

We depend on the two principal mobile phone operators in China for delivery of almost all of our services, and the termination or alteration of our various contracts with either of them or their provincial or local affiliates could materially and adversely impact our business.

     We offer almost all of our wireless value-added services to consumers through the two principal mobile phone operators in China, China Mobile Communications Corporation, or China Mobile, and China United Telecommunications Corporation, or China Unicom, which service substantially all of China’s approximately 349 million mobile phone subscribers. As of the end of April 2005, China Mobile had approximately 217 million subscribers, or 62% of the mobile phone service market in China, while China Unicom had approximately 118 million subscribers, or 34% of the mobile phone service market in China. Given their dominant market position, our negotiating leverage with these operators is limited. If our various contracts with either operator are terminated or adversely altered, it may be impossible to find appropriate replacement operators with the requisite licenses and permits, infrastructure and customer base to offer our services, and our business would be significantly impaired. For 2003 and 2004, we derived approximately 88.3% and 88.1%, respectively, of our total revenues, including all of our revenues for advanced second generation, or 2.5G, and audio-related services, from China Mobile and are, therefore, particularly dependent on that operator.

     Our services are provided pursuant to contracts that we have with the national offices of the mobile operators, as well as several of their provincial and local affiliates. Each of these contracts is non-exclusive, and has a limited term (generally one or two years). We usually renew these contracts or enter into new ones when the prior contracts expire, but on occasion the renewal or new contract can be delayed by periods of one month or more. The terms of these contracts vary, but the operators are generally entitled to terminate them in advance for a variety of reasons or, in some cases, for no reason in their discretion. For example, several of our contracts with the mobile operators can be terminated if:

•	we fail to achieve performance standards which are established by the applicable operator from time to time,

•	we breach our obligations under the contracts, which include, in many cases, the obligation not to deliver content that violates the operator’s policies and applicable law, and exclusivity provisions prohibiting us from offering services which are the same as the services we provide to any other telecommunications service providers,

•	the operator receives high levels of customer complaints about our services, or

•	the operator sends us written notice that it wishes to terminate the contract at the end of the applicable notice period.

Changes in the policies of the mobile operators and in their enforcement of their policies have resulted in our having to pay additional charges to the mobile operators, and further changes could materially and adversely impact our revenue, profitability and financial condition in the future.

     The mobile operators in China have a wide range of policies and procedures regarding customer service, quality control and other aspects of the wireless value-added services industry. As the industry has evolved over the last several years, the mobile operators have refined these policies to improve overall service quality. In addition, the mobile operators have unilaterally changed the way such policies have been enforced as applied to third party service providers such as ourselves, and may do so again in the future. We often only become aware of such policy changes when the mobile operators inform us orally or provide us with a monthly statement indicating an additional charge, which in either case can happen months after the operating problem in question arose. Because of this time delay, we cannot always confirm the existence of such problems or correct errors in our systems in a timely manner.

     Beginning in April 2004, acting under the guidance of China’s Ministry of Information Industry, the mobile operators began enforcing their customer service policies more rigorously than in the past and initiated steps to improve customer service. For example, the mobile operators have been less willing to permit service providers to engage in broad distributions of short messages (known as SMS) to promote their services, known as “SMS pushes,” which have been used to cross-sell higher-margin services, because of the concern that users may find such messages a nuisance. While we intend to seek approval from the mobile operators to engage in future SMS pushes, we cannot be certain that we will be granted permission to the extent we request, or at all. This rigorous enforcement, including the restrictions on SMS pushes, has resulted in a number of penalties being imposed on participants in the market. These penalties have included precluding such participants from offering certain services over the mobile operators’ networks or from offering new services for a fixed period.

     While we believe the mobile operators’ recent focus on compliance and service initiatives will result in a stronger, more orderly market in the long-term, it has also resulted in service and billing suspensions and in our having to pay certain charges due to the occasional contravention of certain of these policies by us. Specifically, we received a notice of sanction from China Mobile in December 2004 for violating its rules relating to the acquisition of users for our wireless application protocol, or WAP, services. As a result, we were not allowed to bill WAP users during the sanction period. In addition, China Mobile suspended approval of any new product applications by us during this same period. We also paid in aggregate of $0.7 million in 2004 to the mobile operators for this and other violations of their policies. Because the mobile operators’ policies are in a state of flux at this time and they are highly sensitive to customer complaints (even if the complaints may not have a bona fide basis), we cannot be certain that our business activities will always be deemed in compliance with those policies despite our efforts to so comply. Accordingly, we may be subject to additional monetary penalties or service suspensions or both, even for conduct which we believed to be permissible. Our relationships with the mobile operators could be adversely affected in the long-term if we are perceived to be providing consistently poor quality services or weak customer service. Any non-compliance with the mobile operators’ policies by us, whether inadvertent or not, could result in a material and adverse effect on our revenue, profitability and financial condition.

New billing systems for second generation, or 2G, and multimedia messaging services, or MMS, may materially and adversely impact our revenue and profitability in the future.

     China Mobile has recently substantially completed new billing systems for 2G and MMS services. China Unicom is also in the process of implementing similar systems for 2G services. The new billing systems for 2G services enable users to more easily cancel services and prevent service providers from billing inactive users for subscription-based services or billing users for more than one message if a single message is broken into multiple messages by the service provider for transmission. The new billing systems for MMS services operate in substantially the same manner except that users can be billed for more than one message if a single message is broken into multiple messages by the service provider for transmission. These changes could materially and adversely impact our revenue and profitability in the future.

Our business could be adversely affected if any of the mobile operators in China begin providing their own portfolio of wireless value-added services that compete with our services.

     The principal mobile operators in China currently offer a limited number of specific wireless value-added services, such as personal information management. However, they have not yet developed their own comprehensive portfolio of services. Our business may be adversely affected if any of the mobile operators in China decides to begin providing its own wireless value-added services to mobile phone users which compete with our services. In that case, we would not only face enhanced competition, but could be partially or fully denied access to their networks.

Our revenue and profitability could be materially and adversely affected if we are required to pay the mobile operators for their share of service fees not paid by customers due to service quality or other problems.

     If a customer refuses to pay for a wireless value-added service due to quality or other problems attributable to the service provider, the mobile operators have generally not required the service provider to pay them for their portion of the service fees that were lost as a result of the customer’s refusal to pay. However, China Unicom’s affiliate in Fujian province is now requiring us and other service providers to reimburse it for these amounts in connection with our SMS services provided in that province. If any of the mobile operators in China adopts such a policy in other provinces and we cannot maintain high levels of service quality and customer service, we may have to pay significant amounts of service fees for which we receive no corresponding revenue, which could materially and adversely affect our revenue and profitability.

We depend on the mobile operators to maintain accurate records and to pay us for services we provide.

     We depend on the mobile operators to maintain accurate records of the fees paid by users and to pay us for services we provide. Specifically, the mobile operators provide us with monthly statements that do not provide itemized information regarding which of our services are being paid for. As a result, monthly statements that we have received from the mobile operators cannot be reconciled to our own internal records for the reasons discussed below under the heading “Because the mobile operators do not supply us with revenue and transmission information on a service-by-service basis, we can only estimate our actual gross revenue and our cost of services by service type, and as a result, which of our services are or may be profitable, all of which make it difficult to analyze the factors affecting our financial performance.” In addition, we have only limited means to independently verify the information provided to us in this regard because we do not have access to the mobile operators’ internal records. Our business and results of operations could be adversely affected if these mobile phone operators miscalculate the revenue generated from our services and our portion of that revenue.

Our revenues and cost of services are affected by billing and transmission failures which are often beyond our control.

     We do not collect fees for our services from the mobile operators in a number of circumstances, including if:

•	the delivery of our service to a customer is prevented because his or her phone is turned off for an extended period of time, the customer’s prepaid phone card has run out of value or the customer has ceased to be a customer of the applicable operator,

•	the mobile operator experiences technical problems with its network which prevent the delivery of our services to the customer,

•	we experience technical problems with our technology platform that prevents delivery of our services, or

•	the customer refuses to pay for our service due to quality or other problems.

     These situations are known in the industry as billing and transmission failures, and we do not recognize any revenue for services which are characterized as billing and transmission failures. The failure rate can vary among the operators, and by province, and also has fluctuated significantly in the past, ranging on a monthly basis from 10% to 60% of the total billable messages which are reflected in our internal records during 2004. For 2004, the rate of billing and transmission failures for our services averaged approximately 34% of the total billable messages. Billing and transmission failures therefore will significantly lower the revenue we record. We are also required to pay some of our content providers a percentage of the revenue received from or confirmed by the mobile operators with respect to services incorporating the content providers’ products. In calculating the fees payable to these providers, we make estimates to take into account billing and transmission failures which may have been applicable to the services incorporating the providers’ products, and reduce the fees payable by us accordingly. Nonetheless, as estimates involve making assumptions which may prove inaccurate, we have in the past paid, and may continue to pay, such providers fees which are disproportionate to what we have been paid for the relevant service.

Because the mobile operators do not supply us with revenue and transmission information on a service-by-service basis, we can only estimate our actual gross revenue and our cost of services by service type, and as a result, which of our services are or may be profitable, all of which make it difficult to analyze the factors affecting our financial performance.

     In 2004, all of our revenue from 2.5G and audio-related services was derived from China Mobile. China Mobile provides us with separate monthly statements for our SMS, 2.5G and audio-related services. However, the monthly statements of China Mobile with respect to each such service category and of China Unicom (relating only to SMS services in 2004) do not contain revenue and billing and transmission failure information on a specific service-by-service basis. Although we maintain our own records reporting the services provided, we can only estimate our actual gross revenue and cost of services by service type because we are unable to confirm which services were transmitted but resulted in billing and transmission failures. As a result, we are not able to definitively calculate and monitor service-by-service revenue, margins and other financial information, such as average revenue per user by service and total revenue per user by service, and also cannot definitively determine which of our services are or may be profitable.

The mobile operators may impose higher service or network fees on us if we are unable to satisfy customer usage and other performance criteria.

     Fees for our wireless value-added services are charged on a monthly subscription or per use basis. Based on our contractual arrangements, we rely on the mobile operators for both billing of, and collection from, mobile phone users of fees for our services.

     China Mobile generally charges us service fees of 10% to 30% of the revenues generated by our services. China Unicom has implemented a sliding scale system whereby the percentage of gross revenue received by the service provider can range from 60% to 90% depending on customer usage, revenue and other performance criteria. In 2004, we received on average 76% of the gross revenue from China Unicom. Moreover, to the extent that the number of messages sent by us over China Mobile’s network, and over China Unicom’s network in most provinces, exceeds the number of messages our customers send to us, we must pay per message network fees, which decrease in several provinces as the volume of customer usage of our services increases. The number of messages sent by us will exceed those sent by our users, for example, if a user sends us a single message to order a game but we in turn must send that user several messages to confirm his or her order and deliver the game itself. We cannot be certain that we will be able to satisfy these criteria in the future or that the mobile operators will keep the criteria at their current levels. Any future increase in the mobile operators’ network fees and service charges could reduce our gross margins.

The mobile operators may not authorize our services to be offered on their networks if we fail to achieve minimum customer usage, revenue and other criteria.

     Our business could be adversely affected if we fail to achieve minimum customer usage, revenue and other criteria imposed or revised by the mobile operators at their discretion from time to time. The mobile operators, through their provincial and local offices, have historically preferred to work only with a small group of the best performing wireless value-added service providers, based upon the uniqueness of the service offered by each provider, total number of users, usage and revenue generated in the applicable province or municipality, the rate of customer complaints, and marketing expenditures in the applicable province or municipality. In the future, we may fail to meet the then current performance criteria that the mobile operators set from time to time. In any such case, our services could be excluded from their networks at a provincial, municipal or national level, or we could be precluded from introducing new services, which would adversely affect our revenues and growth prospects.

If China Mobile and China Unicom do not change their policies regarding how service selections appear on their WAP portals, we may have difficulty increasing the popularity of our WAP services, which could adversely affect our future revenue growth and profitability.

     The WAP portals of both China Mobile and China Unicom are organized much like the pages of an Internet Web site, with the services of third party service providers such as our company listed by category on various segregated WAP pages within each operator’s WAP portal. China Mobile and China Unicom currently place the most popular WAP services at the top of the menu on the first page of the list of services available in each service category on their WAP portals. As users tend to pick from the first services they see on a WAP page, rather than scrolling through page after page, prominent positioning tends to reinforce the position of the most popular services. Because other service providers who entered the market for WAP services before we did have already established strong positions on the WAP menus of the mobile operators, in particular, KongZhong Corporation with respect to China Mobile’s WAP portal, and Hurray! Holding Co., Ltd. with respect to China Unicom’s WAP portal, we may have difficulty building up the popularity of our various WAP services and thereby enhancing their positioning on the WAP menus, unless the mobile operators change their WAP placement policies. Our failure to increase the popularity of our WAP services could adversely affect our future revenue growth and profitability.

The services we offer and the prices we charge are subject to approval by the mobile operators, and if requested approvals are not granted in a timely manner, our business could be adversely affected.

     We must obtain approval from the mobile operators with respect to each service that we propose to offer to their customers and the pricing for such service. In addition, any changes in the pricing of our existing services must be approved in advance by these operators. There can be no assurance that such approvals will be granted in a timely manner or at all. Moreover, under all of our contracts with China Mobile and most of our contracts with China Unicom, we cannot change prices more than once every six months or charge prices outside of a fixed range. Failure to obtain, or a delay in, obtaining such approvals could place us at a competitive disadvantage in the market and adversely affect our business. In addition, the mobile operators’ recent more rigorous enforcement of their customer service policies may result in stricter scrutiny of our proposed services and pricing by the mobile operators, which may in turn delay the approval process or result in disapproval of such proposed services or pricing.

Additional Risks Related to Our Company

We operate in a rapidly evolving industry, which may make it difficult for investors to evaluate our business.

     We began commercially offering wireless value-added services in China in August 2000, and since that time, the technologies and services used in the wireless value-added services industry in China have developed rapidly. As a result of this rapid and continual change in the industry, you should consider our prospects in light of the risks and difficulties frequently encountered by companies in an early stage of development. These risks include our ability to:

•	attract and retain users for our wireless value-added services, especially for our 2.5G and audio-related services,

•	our ability to expand the content and services that we offer and, in particular, develop and aggregate innovative new content and service offerings, and sources of revenues which are not dependent on the mobile operators,

•	respond effectively to rapidly evolving competitive and market dynamics and address the effects of mergers and acquisitions among our competitors,

•	migrate existing users to subscription-based offerings, including our 2.5G and audio-related services, in order to build a large and stable user base and generate recurring revenue,

•	maintain, expand and enhance our relationships with international media companies and other strategic partners, and

•	increase awareness of our brand and user loyalty.

     Due to these factors, there can be no certainty that we will maintain or increase our current share of the highly competitive market in which we operate.

Several of our senior managers have worked together for a relatively short period of time, and they may not prove as effective as anticipated.

     Several of our senior managers, including our chief executive officer, chief operating officer and chief technology officer, joined our company in 2003 and, accordingly, have worked together at our company for a relatively short period of time. In addition, our current chief financial officer joined our company in May 2005. Due to the fact that these managers joined our company only recently and have relatively limited experience working with each other, it is difficult to predict how successful they will be, and our management team may not be as effective as anticipated. Our business strategy may not be realized to its full extent and our business may suffer if these senior managers cannot work together as a team.

The success of some of our services is significantly dependent on our ability to obtain, customize and localize desirable content and technology from third parties.

     We are increasingly obtaining much of our content, including wireless games, logos, music, news and other information, from third parties. Furthermore, we expect that we will license technology in connection with our development of next generation services such as MMS and JavaTM. As the market for wireless value-added services develops, content and technology providers may attempt to increase their profits from these distribution and localization arrangements by demanding a greater share of revenue or other fees, which would adversely affect our financial performance. Many of our arrangements with content and technology providers are non-exclusive, short-term and subject to renewal. If our competitors are able to provide such content in a similar or superior manner or to license the same technologies, it could adversely affect the popularity of our services and our negotiating leverage with third party providers.

     In addition, we must often invest significant resources in customizing and localizing the content and applications we license or purchase for the Chinese wireless market. This may include work ranging from translating the content or application interface into Chinese to performing significant development work to utilize the particular content or application.

     If we fail to establish and maintain economically attractive relationships with content and technology providers and to thereafter successfully customize and localize their products, we may not be able to attract and retain users or maintain or improve our financial performance.

We began to recognize revenue for our services on an accrual basis beginning in the quarter ended December 31, 2003, which involves the use of estimates of monthly revenue to the extent we are unable to obtain actual figures from the mobile operators before we finalize our financial statements. This could in turn require us to make adjustments to our financial statements.

     Our financial statements through September 30, 2003 reflect our actual revenues as they appear on the operators’ statements. However, for subsequent quarters, we recognized revenue earned on an accrual basis and plan to do so in future quarters if necessary in order to report our earnings on a timely basis. This involves the use of estimates of monthly revenue based on our internal records for the month and prior monthly confirmation rates with the operators in prior months if we are unable to obtain actual figures from the operators before we finalize our financial statements. Actual revenue may differ from prior estimates when unexpected variations in billing and transmission failures occur. Recognizing revenue on an accrual basis could potentially require us to later make adjustments to our financial statements if the operators’ billing statements and cash payments are different from our estimates, which could adversely affect our reputation and the price of our ADSs.

     For the years ended December 31, 2003 and 2004, approximately 6.2% and 2.0%, respectively, of our gross revenues were based on such estimates. However, we are focusing on increasing sales of our wireless value-added services through the Personal Handyphone System, or PHS, and Personal Access System, or PAS, networks of China Telecom Group, or China Telecom, and China Netcom Corporation Ltd., or China Netcom, which have recently begun to offer value-added services and have not implemented comprehensive billing systems. We are also focused on increasing sales in less economically developed provinces in the central and western parts of China where the provincial offices of the mobile operators often have not implemented comprehensive billing systems for wireless value-added services. As a result, we have on occasion received monthly statements from China Telecom and China Netcom and certain provincial operators of China Mobile and China Unicom in less economically developed provinces significantly later than China Mobile and China Unicom provincial operators in more economically developed provinces. This in turn tends to increase the portion of our revenue that we must estimate for a given quarter. At the same time, China Mobile and China Unicom are at various stages of completing new billing systems in the major provinces in China in order to enhance customer service, as noted above under the heading “New billing systems for second generation, or 2G, and multimedia messaging services, or MMS, may materially and adversely impact our revenue and profitability in the future.” Due to the complexity of these new billing systems, most provincial and local offices of the mobile operators that implemented these systems have been delivering their monthly statements to us later than had been the case prior to their implementation. We cannot be certain that these increased delivery times will be reduced once the mobile operators become more familiar with the new billing systems. Moreover, the information provided to third party service providers such as our company under these new systems is less detailed in certain respects than before (for example, we are no longer provided with information that enables us to track messages to confirm successful delivery to the end user in certain provinces), making revenue estimations somewhat more difficult.

     Our management and board of directors have evaluated the effect of these trends on our methodology for making revenue estimates. Although we have no plans to do so currently, it is possible that it may be necessary in the future for us to extend the time between the end of a fiscal quarter and the announcement of our earnings for that quarter to obtain additional monthly confirmation statements. Such an extension could result in our having to announce earnings after our normally scheduled earnings release date, which could potentially adversely affect the trading price of our ADSs. Moreover, we may have to make additional adjustments to our estimation methodology in the future, which could result in unexpected discrepancies in estimates, or to stop making estimations.

We face intense competition.

     The Chinese market for wireless value-added services is intensely competitive, with more than 4,000 service providers (including the three groups discussed below) as of October 2004 according to CIBC World Markets, a financial services firm, and is changing rapidly. We compete principally with three groups of wireless value-added service providers in China:

•	dedicated service providers such as Linktone, whose business focus is to offer a variety of wireless content directly to mobile users,

•	the national Internet portal operators in China, which offer Internet access and content aggregation services on a nationwide basis in addition to wireless services, and

•	niche service providers, which focus primarily on a particular market segment or application that often builds on a pre-existing sector competency.

     We have faced competition from service providers in the three groups described above since our entry into this market. We may also face significant competition from other parties, including companies which offer online services and are expanding to various degrees into wireless value-added services, such as Shanda Interactive Entertainment Limited, which primarily focuses on Internet-based games but has also begun to offer wireless games. Moreover, there are low barriers to entry for new competitors in the wireless value-added services market, particularly for 2G services. Several of our competitors have longer operating histories in China, greater name and brand recognition, larger customer bases and databases, significantly greater financial, technological and marketing resources and superior access to original content than we have. As a result, our existing or potential competitors may in the future achieve greater market acceptance and gain additional market share, which in turn could reduce our revenues.

A substantial portion of our revenues are derived from the relatively wealthier coastal and southern provinces in China, and the termination or alteration of our contracts with the mobile operators or a general economic downturn in those areas could have a particularly adverse effect on our business.

     Per capita income levels and mobile phone penetration rates (i.e., the number of mobile subscribers divided by the population of China) in China are generally higher in the coastal and southern provinces, and we generate a substantial portion of our revenues from those areas. In particular, we derived 23.1%, 19.9%, 7.2%, and 7.2% of our gross revenues for 2003 from our contracts with China Mobile in Guangdong, Jiangsu, and Zhejiang provinces and the municipality of Shanghai, respectively. For 2004, we derived 16.0%, 12.1%, 7.5%, and 7.1% of our gross revenues from our contracts with China Mobile in those locations, respectively.

     As noted above, there are numerous, often highly-subjective bases on which the mobile operators have the right to terminate our contracts with them. Moreover, our contracts with China Mobile for Guangdong, Jiangsu and Zhejiang provinces and the municipality of Shanghai can be terminated in the discretion of either contracting party upon one months’, 15 days’, one months’ and two months’ notice, respectively. If these contracts are terminated or adversely altered or there is a general economic downturn in those areas, our business could be adversely affected. We cannot predict whether there will be a termination of our contracts with affiliates of the mobile operators in significant provinces in the future.

We have incurred net losses for a significant portion of our history which could occur again.

     We incurred significant net losses until the first quarter of 2003. We could incur significant net losses in the future due to changes in the market, operating environment and competitive dynamics and our ability to respond to those changes. If we do not sustain profitability, the market price of our ADSs may decline.

We depend on key personnel for the success of our business. Our business may be severely disrupted if we lose the services of our key executives and employees or fail to add new senior and middle managers to our management.

     Our future success is heavily dependent upon the continued service of our key executives, particularly Raymond Lei Yang, our chief executive officer, Michael Guangxin Li, our chief operating officer, Colin Sung, our chief financial officer, and Xin Ye, our chief technology officer. Our future success is also dependent upon our ability to attract and retain qualified senior and middle managers to our management team. If one or more of our current or future key executives and employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and our business may be severely disrupted. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose customers and suppliers and incur additional expenses to recruit and train personnel. Each of our executive officers has entered into an employment agreement and a confidentiality, non-competition and non-solicitation agreement with us. We do not maintain key-man life insurance for any of our executive officers.

     We also rely on a number of key technology staff for the operation of our company. Given the competitive nature of our industry, the risk of key technology staff leaving our company is high and could disrupt our operations.

Rapid growth and a rapidly changing operating environment strain our limited resources.

     We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. As our user base increases, we will need to increase our investment in our technology infrastructure, facilities and other areas of operations, in particular our product development, customer service and sales and marketing which are important to our future success. If we are unable to manage our growth and expansion effectively, the quality of our services and our customer support could deteriorate and our business may suffer. For example, any such performance issue could prompt the mobile operators to cease offering our services over their networks. Our future success will depend on, among other things, our ability to:

•	develop and quickly introduce new services, adapt our existing services and maintain and improve the quality of all of our services, particularly as new mobile technologies such as 2.5G and 3G are introduced,

•	effectively maintain our relationships with the mobile operators,

•	expand the percentage of our revenues which are recurring and are derived from monthly subscription based services,

•	develop sources of revenue which are not dependent on the mobile operators,

•	enter into and maintain relationships with desirable content providers,

•	continue training, motivating and retaining our existing employees and attract and integrate new employees, including our senior management, some of whom have been with our company for less than one year,

•	develop and improve our operational, financial, accounting and other internal systems and controls, and

•	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. securities laws, is complete and accurate.

Any failures of the mobile telecommunications network, the Internet or our technology platform may reduce use of our services.

     Both the continual accessibility of the networks of the mobile operators in China and the performance and reliability of China’s Internet infrastructure are critical to our ability to attract and retain users. Moreover, our business depends on our ability to maintain the satisfactory performance, reliability and availability of our technology platform. The servers which constitute the principal system hardware for our operations are located in three locations in Shanghai and one location in Jiangsu. We maintain backup system hardware in our offices in Shanghai, but cannot be certain such backup will be adequate if there are problems with our primary system hardware. Any server interruptions, break-downs or system failures, including failures caused by sustained power shutdowns, floods or fire causing loss or corruption of data or malfunctions of software or hardware equipment, or other events outside our control that could result in a sustained shutdown of all or a material portion of the mobile networks, the Internet or our technology platform, could adversely impact our ability to provide our services to users and decrease our revenues.

If our exclusive providers of bandwidth and server custody service fail to provide these services or increase their prices, our business could be adversely affected.

     We rely on affiliates of China Telecom and China Netcom to provide us with bandwidth and server custody service for our services pursuant to contracts which have one-year terms, in the case of China Telecom, or are terminable at the discretion of either party, in the case of China Netcom, and are usually in the standard forms of the respective service provider. If China Telecom, China Netcom or their respective affiliates fail to provide such services, it may be difficult, if not impossible, to find a substitute provider on a timely basis or at all. In addition, we have no control over the costs of the services provided by China Telecom, China Netcom or their respective affiliates. If China Telecom, China Netcom or their respective affiliates fail to provide these services or raise their prices, our business could be adversely affected.

Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations which could adversely affect our ability to operate our business effectively or at all.

     In connection with China’s entry into the World Trade Organization, or WTO, foreign investment in telecommunications and Internet services in China was liberalized to allow for up to 30.0% foreign ownership in value-added telecommunication and Internet services in 2002, 49.0% in 2003 and 50.0% thereafter. In order to meet these ownership requirements, we have established two companies incorporated in China: Shanghai Weilan Computer Co., Ltd., or Shanghai Weilan, which is owned 50.0% by each of two of our shareholders, Ankai Hu and Dong Li, and Shanghai Unilink Company Ltd., or Shanghai Unilink, which is 50.0% owned by our Vice President of Product Development, Jing Wang, and 50.0% owned by our Vice President of Business Development, Wei Long (Mr. Long was recently replaced by another of our employees as discussed under Item 4.A of this annual report under the heading “Recent Developments”). We do not have any direct ownership interest in Shanghai Weilan or Shanghai Unilink. It is possible that the relevant Chinese authorities could, at any time, assert that any portion of or all of the existing or future ownership structure and businesses of us, Shanghai Consulting Co., Ltd., or Linktone Consulting, Shanghai Huitong Information Co., Ltd., or Shanghai Huitong, Shanghai Weilan or Shanghai Unilink, violate existing or future Chinese laws, regulations or policies. It is also possible that the new laws or regulations governing the telecommunication or Internet sectors in China that have been adopted or may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of our, Linktone Consulting’s, Shanghai Huitong’s, Shanghai Weilan’s or Shanghai Unilink’s current or proposed businesses and operations. In addition, these new laws and regulations may be retroactively applied. In any such case, we could be required to restructure our operations which could adversely affect our ability to operate our business effectively or at all.

We may be unable to collect long-term loans to related parties associated with Shanghai Weilan or Shanghai Unilink.

     At December 31, 2004, we had long-term loans with an outstanding balance of approximately RMB2.5 million ($0.3 million) to each of Ankai Hu and Dong Li, our shareholders and the shareholders of Shanghai Weilan. We have also loaned RMB5.0 million ($0.6 million) to each of the two shareholders of Shanghai Unilink who are our employees. The proceeds from these loans have been used to fund investments in our affiliated Chinese entities, Shanghai Weilan and Shanghai Unilink. As described in the preceding paragraph, Shanghai Weilan and Shanghai Unilink facilitate our participation in telecommunications and Internet businesses in China where foreign ownership is restricted. We expect that we will continue to be involved in and provide additional financial support in the future to the extent allowed by the Sarbanes-Oxley Act of 2002 and other applicable laws.

     Our ability to ultimately collect these loans will depend on the profitability of Shanghai Weilan and Shanghai Unilink and their operational needs, which are uncertain. Furthermore, because of uncertainty associated with Chinese law, ultimate enforcement of the loan agreements is uncertain.

We depend upon contractual arrangements with Shanghai Weilan and Shanghai Unilink for the success of our business. These arrangements may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.

     Because we conduct our business only in China, and because we are restricted by the Chinese government from owning telecommunications or Internet operations in China, we depend on Shanghai Weilan and Shanghai Unilink, in which we have no direct ownership interest, to provide those services through contractual agreements with the mobile operators. These arrangements may not be as effective in providing control over our telecommunications or Internet operations as direct ownership of these businesses. For example, Shanghai Weilan or Shanghai Unilink could fail to take actions required to operate our business, such as entering into content development contracts with potential content suppliers or service contracts with the mobile operators in China. Moreover, the fees for our services are paid by the mobile operators directly to Shanghai Weilan and Shanghai Unilink, which are then obligated at our request to transfer substantially all of such fees to our wholly owned subsidiaries, Linktone Consulting and Shanghai Huitong. If Shanghai Weilan or Shanghai Unilink fail to perform their obligations under these agreements, we may have to rely on legal remedies under Chinese law, which we cannot assure you would be effective or sufficient.

We generate our internal funds almost exclusively from Linktone Consulting and Shanghai Huitong. If those entities are restricted from paying dividends to us, we may lose almost all of our internal source of funds.

     We are a holding company with assets consisting primarily of cash generated from our initial public offering in March 2004 and our equity interests in Linktone Consulting and Shanghai Huitong. Our internal source of funds has been derived almost exclusively from dividend payments from those entities after they receive payments from our affiliated companies, Shanghai Weilan and Shanghai Unilink. We are likely to lose all of our source of funds if those entities are restricted from paying dividends to us, except for interest we earned on our investments which totaled $23,000 in 2003 and $752,000 in 2004. Under current Chinese tax regulations, dividends paid to us are not subject to Chinese withholding tax. However, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations, which in turn restricts our ability to receive these revenues.

     The principal differences between net income under Chinese accounting standards and U.S. GAAP relate to stock-based compensation and deferred taxes. Stock-based compensation and deferred taxes are not recognized under Chinese accounting standards. Under Chinese law, Linktone Consulting and Shanghai Huitong are also required to set aside a portion of their after-tax profit (the legal minimum requirement is 10.0% unless such reserve funds have reached 50.0% of the respective registered capital), as determined by their boards of directors, to fund certain reserve funds beginning in their first profitable year after offsetting prior year cumulative losses. Linktone Consulting has been loss-making since inception, and accordingly no reserve has been set aside. Shanghai Huitong’s net income in 2003 and 2004 exceeded its prior year losses. Accordingly, the amount of reserve for 2003 was determined by Shanghai Huitong’s board of directors to be $0.5 million. No reserve was set aside for 2004 because Shanghai Huitong’s reserve funds had already reached 50.0% of its registered capital. These reserves are established to offset losses and for other general purposes under Chinese law and they are not distributable as cash dividends. If further restrictions on payments of dividends by our subsidiaries are implemented under Chinese law, our revenues could decrease significantly.

If Linktone Consulting or Shanghai Huitong incurs any debt, it could impact our ability to pay dividends on our ordinary shares or ADSs.

     If Linktone Consulting or Shanghai Huitong incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ordinary shares or ADSs.

Computer viruses and hacking may cause delays or interruptions on our systems and may reduce use of our services and harm our reputation.

     Computer viruses and hacking may cause delays or other service interruptions on our systems. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. We may be required to expend significant capital and other resources to protect our systems against the threat of such computer viruses and hacking and to rectify any damage to our systems. Moreover, if a computer virus or hacking which affects our systems is highly publicized, our reputation could be materially damaged and usage of our services may decrease.

Our revenues fluctuate significantly and may adversely impact the trading price of our ADSs or any other securities which become publicly traded.

     Our revenues and results of operations have varied in the past and may continue to fluctuate in the future. Many of the factors that cause such fluctuation are outside our control. Steady revenues and results of operations will depend largely on our ability to:

•	attract and retain users in the increasingly competitive wireless value-added services market in China,

•	expand the percentage of our revenues which are recurring and are derived from monthly subscription based services,

•	successfully implement our business strategies, and

•	update and develop our services, technologies and content, including aggregating, customizing and localizing third party technologies and content for the China market.

     Because the wireless value-added services industry in China is relatively new and rapidly evolving and our business is also relatively new and has experienced significant volatility in terms of financial results as a result of the factors stated above, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the trading price of our ADSs to decline.

We may be held liable for information displayed on or retrieved from our service offerings.

     We may face liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that are provided via our wireless value-added services. For example, we could be subject to defamation claims for messages posted on our services that allow chatting, or SMS news updates sent to users by us could possibly be deemed to contain state secrets in violation of applicable Chinese law. In addition, third parties could assert claims against us for losses incurred in reliance on information distributed by us. We may incur significant costs in investigating and defending these claims, even if they do not result in liability.

We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.

     We rely on a combination of copyright, trademark and trade secrecy laws and contractual restrictions on disclosure to protect our intellectual property rights. We have registered 47 trademarks with China’s Trademark Office and 1 trademark in each of Hong Kong and Singapore. We are in the process of applying for 61 additional trademarks in China, 2 trademarks in the U.S. and 1 trademark in Taiwan. We have also obtained 15 copyright certificates in China for certain cartoon images. Our efforts to protect our proprietary rights may not be effective to prevent unauthorized parties from copying or otherwise obtaining and using our technology and content, particularly in China where the laws may not protect our proprietary rights as fully as in the United States. Monitoring unauthorized use of our services is difficult and costly, and we cannot be certain that the steps we take will effectively prevent misappropriation of our technology and content. For example, competitors could copy one or more of our downloadable icons, and we may not become aware of the infringement in a timely manner or at all or be able to take effective action to enforce our rights.

     From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. In addition, third parties may initiate litigation against us for alleged infringement of their proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or content or license the infringed or similar technology or content on a timely basis, our business could suffer. Moreover, even if we are able to license the infringed or similar technology or content, license fees that we pay to licensors could be substantial or uneconomical.

We have limited business insurance coverage.

     The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products, and do not, to our knowledge, offer business liability insurance. As a result, we do not have any business liability insurance coverage for our operations. Moreover, while business disruption insurance is available, we have determined that the risks of disruption and cost of the insurance are such that we do not require it at this time. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

Our recent acquisitions and any future acquisitions may have an adverse effect on our ability to manage our business.

     Selective acquisitions, such as our recent acquisitions of Beijing Cosmos Digital Technology Co., Ltd. and Brilliant Concept Investments Ltd., form part of our strategy to further expand our business. If we are presented with appropriate opportunities, we may acquire additional businesses, technologies, services or products which are complementary to our core wireless value-added services business. The companies we recently acquired may not perform as well as we expect, and have required significant attention from our management, in particular to ensure that the acquisitions do not disrupt our relationships with the mobile operators in China, or affect our users’ opinion of our services and customer support and are effectively integrated with our existing operations and wireless value-added services. Future acquisitions will also likely present similar challenges.

     The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Acquisitions expose us to potential risks, including risks associated with the integration of new operations, services and personnel, ensuring effective internal controls with respect to acquired businesses, the extent to which acquired businesses give rise to unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions and potential loss of, or harm to, relationships with employees and content providers as a result of integration of new businesses. Given the sophisticated technologies used in the wireless value-added services industry, the successful, cost-effective integration of other businesses’ technology platforms and services into our own is also a critical, and highly complex, aspect of any acquisition.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

     We may be classified as a passive foreign investment company by the United States Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a passive foreign investment company, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a passive foreign investment company is made on an annual basis and depends on the composition of our income and assets, including goodwill, from time to time. Specifically, we will be classified as a passive foreign investment company for U.S. tax purposes if 50.0% or more of our assets, based on an annual quarterly average, are passive assets, or 75.0% or more of our annual gross income is derived from passive assets. We have determined that virtually all of our income for 2002, 2003 and 2004 was active income under the gross income test. However, as cash and cash equivalents (which constitute passive assets for passive foreign investment company testing purposes) have comprised a significant percentage of our assets (based on U.S. GAAP) in the past, the determination whether we were a passive foreign investment company in prior years or will be a passive foreign investment company in the future will depend on the valuation of our intangible assets (including goodwill and going concern value) which are not reflected in our financial statements. We did not obtain an appraisal of our intangible assets for passive foreign investment company testing purposes for prior periods, but we believe that the value of these intangibles exceeds the amount of our cash and cash equivalents. Our judgment is not binding on the Internal Revenue Service. Following the completion of our initial public offering in March 2004, the valuation of our intangible assets has been based, in part, on the market value of our ADSs, which is subject to change. In addition, the composition of our income and assets will be affected by the cash we raised in our initial public offering and how such cash has been spent. We cannot assure you that we will not be a passive foreign investment company for the current or any future taxable year. See “Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company.”

Anti-takeover provisions in our charter documents could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management.

     Our amended and restated articles of association, which became effective upon the closing of our initial public offering in March 2004, include provisions which could make an acquisition of us more difficult and may prevent attempts by our shareholders to replace or remove our current management. These provisions include a classified board of directors. In addition, our board of directors has the right to issue preferred shares without shareholder approval, which could be used to institute a “poison pill” that would work to dilute a potential hostile acquirer’s ownership interest in our company, effectively preventing acquisitions that have not been approved by our board of directors.

Failure to achieve and maintain effective internal controls could have a material adverse effect on the trading price of our ADSs.

     We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on such companies’ internal control over financial reporting in its annual report on Form 10-K or Form 20-F, as applicable, that contains an assessment by management of the effectiveness of such company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of our company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006.

     Management may not conclude that our internal control over our financial reporting is effective. For example, in the course of its audit of our 2004 financial statements, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, or PricewaterhouseCoopers, our independent auditor, identified several areas of our internal controls relating to financial reporting matters that require improvement. These areas include greater formalization of our policies and procedures over data security, data backup, product development and system changes and improving the controls and infrastructure of our computer systems, including our financial reporting systems. Even if these and any other issues that may arise in the future are addressed and our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if such firm is not satisfied with our internal control over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently from us. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act. As a result, any failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred, and expect to continue to incur, significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

RISKS RELATED TO OUR INDUSTRY

Our ability to generate revenues could suffer if the Chinese market for wireless value-added services does not develop as anticipated.

     The wireless value-added services market in China has evolved rapidly over the last four years, with the introduction of new services, development of consumer preferences, market entry by new competitors and adaptation of strategies by existing competitors. We expect each of these trends to continue, and we must continue to adapt our strategy to successfully compete in our market.

     In particular, we are currently focused on establishing a wide range of wireless value-added services for mobile phone handsets using 2.5G technologies. There can be no assurance, however, that these 2.5G technologies and any services compatible with them will continue to be accepted by consumers or promoted by the mobile operators. Moreover, there are numerous other technologies in varying stages of development, such as 3G mobile technologies, which could radically alter or even eliminate the market for SMS or 2.5G services.

     Accordingly, it is extremely difficult to accurately predict consumer acceptance and demand for various existing and potential new offerings and services, and the future size, composition and growth of this market. Furthermore, given the limited history and rapidly evolving nature of our market, we cannot predict the price that wireless subscribers will be willing to pay for our services or whether subscribers will have concerns about security, reliability, cost and quality of service associated with wireless services. If acceptance of our wireless value-added services is different than anticipated, our ability to maintain or increase our revenue and profits could be materially and adversely affected.

The Chinese government or one or more of the mobile operators may prevent us from distributing, and we may be subject to liability for, content that any of them believe is inappropriate.

     China has enacted regulations governing telecommunication service providers, Internet access and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet that it believes to violate Chinese law, including content that is obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory. In addition, we may not publish certain news items, such as news relating to national security, without permission from the Chinese government. Furthermore, the Ministry of Public Security has the authority to cause any local Internet service provider to block any Web site maintained outside China at its sole discretion.

     The mobile operators in China also have their own policies regarding the distribution of inappropriate content by wireless value-added service providers and have recently punished certain providers for distributing content deemed by them to be obscene. Such punishments have included censoring of content, delays in payments of fees by the mobile operators to the offending service provider, restrictions on the ability of the service provider to bill for its services and suspension of the service on the mobile operators’ networks. Accordingly, even if we comply with Chinese governmental regulations relating to licensing and foreign investment prohibitions, if the Chinese government or one or more of the mobile operators were to take any action to limit or prohibit the distribution of information or to limit or regulate any current or future content or services available to users, our revenues could be reduced and our reputation harmed.

The popularity of our services which operate with next generation technology standards are necessarily dependent on the market penetration of mobile handsets that are compatible with those standards, which is beyond our control.

     Mobile phone users can access our MMS, WAP and other services which operate with next generation technology standards only if they purchase handsets that are compatible with those standards. In particular, handsets that are 2.5G-compatible have historically been significantly more expensive in China than handsets using older technology such as GSM. Although the prices of 2.5G-compatible handsets have been dropping rapidly in recent quarters, we cannot be certain whether this trend will continue or the extent to which existing users will be willing to upgrade their mobile phones to obtain the latest technology. The pricing, marketing and other factors which affect the sales of more sophisticated mobile handsets are all outside of our control, and weak sales of mobile handsets for which we have developed services could adversely affect our business.

Telecommunication laws and regulations in China are evolving and subject to interpretation and may change in the future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties.

     Although wireless value-added services are subject to general regulations regarding telecommunication services, we believe that currently, there are few Chinese laws at the national level specifically explicitly governing wireless value-added services, such as our services related to SMS, MMS and WAP. Many providers of wireless value-added services have obtained various value-added telecommunication services licenses. Although Shanghai Weilan and Shanghai Unilink each have obtained value-added telecommunication services licenses issued by the Shanghai Municipal Telecommunications Administration Bureau, or Shanghai Communication Administration, and national inter-provincial value-added telecommunication licenses in accordance with the Ministry of Information Industry’s general regulations regarding telecommunication services, we cannot be certain that other local or national value-added telecommunication services license requirements will be required or will conflict with each other or that any given license will be deemed sufficient by the relevant governmental authorities for the provision of this category of service. It is also possible that new national legislation might be adopted to regulate such services.

     If we or our subsidiaries or affiliates are found to be in violation of any existing or future Chinese laws or regulations regarding wireless value-added services or Internet access which is discussed in the following risk factor, the relevant Chinese authorities have the power to, among other things:

•	levy fines and prohibit new product and service offerings;

•	confiscate our income or the income of our subsidiaries and affiliates;

•	revoke our business license or the business license of our subsidiaries and affiliates;

•	shut down our servers or the servers of our subsidiaries and affiliates and/or blocking any Web sites that we operate; and

•	require us to discontinue any portion or all of our wireless value-added services business.

The regulation of Internet Web site operators is also unclear in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations.

     Our affiliate, Shanghai Weilan, operates Internet Web sites in China, which are one of the channels through which our services are offered. The interpretation and application of existing Chinese laws and regulations, the stated positions of the main governing authority, the Ministry of Information Industry, and the possibility of new laws, regulations or policy positions being adopted have created significant uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese companies with Internet operations including those of our company. In particular, the Ministry of Information Industry has stated that the activities of Internet content providers are subject to regulation by various Chinese government authorities, depending on the specific activities conducted by the Internet content provider. We cannot be certain that the commercial Internet content provider license issued by the local Shanghai Municipal Telecommunications Administration Bureau and held by Shanghai Weilan or any value-added telecommunication license held by Shanghai Weilan or Shanghai Unilink will satisfy these requirements. Our failure to comply with applicable Chinese Internet regulations could subject us to severe penalties as noted in the prior risk factor.

The Chinese government is expected to grant regional or national licenses to offer full mobility wireless services in China to China Telecom, China Netcom and possibly other parties with which we have not yet developed close relationships. If those parties receive licenses and are successful in the market but we are unable to develop cooperative relationships with them, our business could be adversely affected.

     It is anticipated that the Chinese government will grant regional or national licenses to offer full mobility wireless services in China to China Telecom, China Netcom and possibly other parties, although the timing of such grants is unclear. We began providing Interactive Voice Response, or IVR, services over the fixed line networks of China Telecom and China Netcom in September 2004, and have launched SMS services over the limited mobility PHS and PAS networks operated by those operators. Limited mobility networks provide a limited range of mobile phone services to a group of users within a designated geographic area such as a single city. Our relationships with these mobile operators are not, however, as developed as our relationships with China Mobile and China Unicom. As a result, if those parties receive regional or national wireless licenses and are successful in the market but we are unable to develop cooperative relationships with them, our business could be adversely affected if they take market share for wireless value-added services from China Mobile and China Unicom. It is also possible that China Telecom, China Netcom and any other parties receiving wireless licenses may decide to offer wireless value-added services created by them, rather than by third party service providers such as our company. In that case, we would be in direct competition with those operators, and our business could be adversely affected if we are not able to compete effectively against them.

RISKS RELATED TO DOING BUSINESS IN CHINA

A slow-down in the Chinese economy may slow down our growth and profitability.

     The growth of the Chinese economy has been uneven across geographic regions and economic sectors. There can be no assurance that growth of the Chinese economy will be steady or that any slow down will not have a negative effect on our business. Several years ago, the Chinese economy experienced deflation, which may reoccur in the foreseeable future. In addition, the Chinese government recently began using macroeconomic tools to slow the rate of Chinese economic growth, the results of which are difficult to predict. The Chinese economy overall affects our profitability as expenditures for wireless value-added services may decrease due to slowing domestic demand. More specifically, increased penetration of wireless value-added services in the less economically developed central and western provinces of China will depend on potential customers in those provinces achieving certain income levels so that mobile handsets and related services become affordable to a significant portion of the population.

Government regulation of the telecommunications and Internet industries may become more burdensome.

     Government regulation of the telecommunications and Internet industries is burdensome and may become more burdensome. New regulations could increase our costs of doing business and prevent us from efficiently delivering our services. These regulations may stop or slow down the expansion of our user base and limit the access to our services. In addition to new laws and regulations, existing laws not currently applicable to the wireless value-added services may be applied to those services in the future.

The uncertain legal environment in China could limit the legal protections available to our investors.

     The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation enacted over the past 20 years has significantly enhanced the protections afforded to foreign invested enterprises in China. However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors such as the right of foreign invested enterprises to hold licenses and permits such as a value-added telecommunication license and requisite business licenses.

Any recurrence of severe acute respiratory syndrome, or SARS, or another widespread public health problem, could adversely affect our business and results of operations.

     A renewed outbreak of SARS or another widespread public health problem in China, where all of our revenue is derived, and in Shanghai, where our operations are headquartered, could have a negative effect on our operations. Our operations may be impacted by a number of health-related factors, including the following:

•	quarantines or closures of some of our offices which would severely disrupt our operations,

•	the sickness or death of our key officers and employees, and

•	a general slowdown in the Chinese economy.

     Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

Changes in China’s political and economic policies could harm our business.

     The economy of China has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning in recent years to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD. These differences include:

•	economic structure;

•	level of government involvement in the economy;

•	level of development;

•	level of capital reinvestment;

•	control of foreign exchange;

•	methods of allocating resources; and

•	balance of payments position.

     As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

     Because almost all of our future revenues may be in the form of Renminbi, any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund our business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

Recent Chinese regulations relating to acquisitions of Chinese companies by foreign entities may limit our ability to acquire Chinese companies and adversely affect the implementation of our acquisition strategy as well as our business and prospects.

     Over the past several months, the State Development and Reform Commission, or SDRC, and SAFE have promulgated regulations on the exchange control in relation to investments made by Chinese companies and residents in offshore companies and reinvestments in China made by these offshore companies. Pursuant to such regulations, certain investment activities would be subject to more stringent regulatory controls.

     In October 2004, SDRC promulgated an administrative rule for the approval of offshore investment projects. The administrative rule provides that offshore investments made by Chinese companies and residents must be approved by SDRC agencies at the provincial level. If, however, the amount of foreign exchange to be used in such offshore investment exceeds the threshold of US$30,000,000 (for investment in natural resources sector) or US$10,000,000 (for investment in other industry sectors), the offshore investment must be approved by the national SDRC agency. Furthermore, if the amount of foreign exchange to be used in such offshore investment exceeds the threshold of US$200,000,000 (for investment in natural resources sector) or US$50,000,000 (for investment in other industry sectors), the offshore investment must be approved by the State Council.

     In January 2005, SAFE issued a public notice concerning foreign exchange regulations on mergers and acquisitions in China. The public notice states that if an offshore company controlled by Chinese residents intends to acquire a Chinese company, such acquisition will be subject to strict examination by the relevant foreign exchange authorities. The public notice also states that the approval of the relevant foreign exchange authorities is required for any sale or transfer by the Chinese residents of a Chinese company’s assets or equity interests to foreign entities, such as us, for equity interests or assets of the foreign entities.

     In April 2005, SAFE issued another public notice further explaining the January notice. In accordance with the April notice, if an acquisition of a Chinese company by an offshore company controlled by Chinese residents has been confirmed by a Foreign Investment Enterprise Certificate prior to the promulgation of the January notice, the Chinese residents must each submit a registration form to the local SAFE branch with respect to their respective ownership interests in the offshore company, and must also file an amendment to such registration if the offshore company experiences material events, such as changes in the share capital, share transfer, mergers and acquisitions, spin-off transaction or use of assets in China to guarantee offshore obligations. The April notice also provides that failure to comply with the registration procedures set forth therein may result in a restriction on the Chinese company’s ability to distribute profits to its offshore parent company or to pay to the offshore parent company proceeds from any reduction in capital, share transfer or liquidation in respect of its Chinese subsidiaries. Pending the promulgation of detailed implementation rules, the relevant government authorities are reluctant to commence processing any registration or application for approval required under the SAFE notices.

     As a Cayman Islands company, and therefore an offshore company, if we purchase the assets or equity interest of a Chinese company owned by Chinese residents, including those which we will generate revenue from and exercise control over through agreements, such Chinese residents who become our shareholders will be subject to registration procedures described in the aforementioned SAFE notices. Moreover, Chinese residents who are already our beneficial shareholders may be required to register with SAFE or SDRC or both in connection with their shareholdings in us.

     As it is uncertain how the SAFE or SDRC notices will be interpreted or implemented, we cannot predict how they will affect our business operations or future acquisition strategy. For example, our present and prospective Chinese subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be conditioned upon compliance with the SAFE registration requirements by such Chinese residents, over whom we have no control. In addition, we cannot assure you that such Chinese residents will be able to complete the necessary approval and registration procedures required by the SAFE or SDRC notices because we have no control over the outcome of the registration procedures. With respect to our recent acquisitions of Brilliant Concept Investments Ltd. and Beijing Cosmos Digital Technology Co., Ltd. or any future acquisitions of Chinese companies, we cannot assure you that we or the owners of such Chinese companies, each as the case may be, will be able to complete the necessary approvals, filings and registrations required by the aforementioned SAFE or SDRC notices for such acquisitions. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

The value of our ordinary shares and ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi.

     The value of our ordinary shares and ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. It is possible that the Chinese government may elect to loosen its current controls over the extent to which the Renminbi is allowed to fluctuate in value in relation to foreign currencies. Our business and the price of our ordinary shares and ADSs could be negatively affected by a revaluation of the Renminbi against the U.S. dollar or by other fluctuations in prevailing Renminbi-U.S. dollar exchange rates. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position and the price of our ordinary shares and ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

Item 4. Information on the Company

A. History and Development of the Company

     We commenced operations as a business division of Intrinsic China Technology Ltd., which was incorporated in the Cayman Islands in November 1999. Intrinsic China Technology Ltd. focused primarily on developing wireless data software and wireless value-added services. In April 2001, our affiliated business division which focused on wireless data software was spun-off to form a newly established holding company in the Cayman Islands, Intrinsic Technology (Holdings) Ltd., and our company was renamed Linktone Ltd. Due to the significance of the spun-off division relative to that of our company, the transaction was accounted for as a reverse spin-off, with our company as the spinnee for accounting purposes. We are incorporated in Cayman Islands. Our registered office is located at M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our principal executive offices are located at 5/F, No. 689, Beijing Dong Road, Shanghai 200001, People’s Republic of China. Our telephone number is (86-21) 3318-4900. Our agent for service of process in the U.S. for the purpose of our securities filings is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

     For more information on the history and development of our company, see Item 5 of this annual report under the headings “Our Corporate Structure” and “Arrangements with Consolidated Affiliates” and Item 4.A of this annual report under the heading “Recent Developments.”

     The following diagram shows the current organizational structure of our subsidiaries and affiliated companies:

Shanghai Weilan Computer Co., Ltd. 100% Owned by PRC Individuals Affiliated with Linktone; Incorporated in China; Holds Value-Added Telecom License Shanghai Linktone Internet Technology Co., Ltd. 100% Owned Subsidiary Incorporated in China Linktone Ltd. Incorporated in the Cayman Islands Shanghai Huitong Information Co., Ltd. 100% Owned Subsidiary Incorporated in China
Shanghai Linktone Consulting Co., Ltd. 100% Owned Subsidiary Incorporated in China
Service Agreements* Service Agreements Software License
100%
100% 100% 100% Agreement
Shanghai Unilink Computer Co., Ltd. 100% Owned by PRC Individuals Affiliated with Linktone; Incorporated in China; Holds Value-added Telecom License Brilliant Concept Investments Ltd. 100% Owned Subsidiary Incorporated in the British Virgin Islands
Service Agreements
Shenzhen Yuanhang Science & Technology Co., Ltd. 100% Owned by PRC Individuals Affiliated with Linktone; Incorporated in China; Holds Value-Added Telecom License
[Service Agreements*] 100%
Wangyou Digital Science & Technology (Shenzhen) Co., Ltd. 100% Owned Subsidiary Incorporated in China Beijing Cosmos Digital Technology Co., Ltd. 100% Owned by PRC Individuals Affiliated with Linktone; Incorporated in China; Holds Value-added Telecom License

*	We plan to enter into service agreements with this entity and its shareholders, who are affiliated with Linktone.

     In March 2004, we completed the initial public offering of our American Depositary Shares, representing our ordinary shares, and listed those securities on the Nasdaq National Market.

     Our capital expenditures for 2003 and 2004 were approximately $0.3 million and $2.4 million, respectively, consisting of the purchase of computer and office equipment and leasehold improvements. Substantially all of our capital expenditures for 2004 were incurred in connection with the expansion of our business, as well as furniture and computer equipment purchased in connection with our move to new corporate offices in July 2004. Our principal capital expenditures for 2002 consisted of computer and office equipment as well as software for a total of approximately $85,000. We anticipate that we will have capital expenditures in the next 12 months of approximately $1.0 million for software and technology infrastructure products which we expect to finance with internal funds.

Recent Developments

     In January 2005, we established a new subsidiary, Shanghai Linktone Internet Technology Co., Ltd. in China, which will be utilized to develop software internally for our 2.5G and audio-related products. This company also plans to enter into various service agreements with Beijing Cosmos Digital Technology Co., Ltd., which we recently acquired as described below.

     In April 2005, we entered into a definitive agreement to acquire all outstanding shares of Brilliant Concept Investments Ltd., or Brilliant, a British Virgin Islands limited liability corporation. Brilliant, through its subsidiary and exclusive contractual arrangements with a domestic Chinese entity, is engaged in providing online gaming services. Brilliant, its subsidiary and affiliated company are collectively known as the Brilliant Group. The acquisition was completed in May 2005. The initial consideration was $3.1 million in cash. An additional payment will be made on an earn-out basis at 8 or 10 times of the Brilliant Group’s net profit for 2005. The total consideration payable by us is subject to a ceiling of $11.5 million. The acquisition was completed in May 2005.

     In May 2005, our Board of Directors approved a stock repurchase program whereby our company may repurchase up to $15.0 million in aggregate value of its issued and outstanding ADSs in open-market transactions on the Nasdaq National Market. The stock repurchase program will be subject to shareholder approval at our next annual general meeting of shareholders. The timing and dollar amount of repurchase transactions will be determined by the Board depending on market conditions and will be subject to the requirements of the U.S. federal securities laws.

     In June 2005, we acquired all of the outstanding shares of Beijing Cosmos Digital Technology Co., Ltd., or Cosmos Digital, a limited liability company incorporated in China. Cosmos Digital is a provider of next-generation WAP services to China Unicom. As part of the consideration for this acquisition, we made an initial payment of $0.6 million in cash to Cosmos Digital’s shareholders and also paid $0.8 million in cash to Cosmos Digital to settle a loan owed by the shareholders to Cosmos Digital. Additional payments will be made equal to the difference between the amount calculated on an earn-out basis at approximately 3.8 times of Cosmos Digital’s net profit for the year from May 1, 2005 to April 30, 2006 and the initial payment of $0.6 million. The total consideration is subject to a ceiling of $3.0 million (excluding the settlement of the shareholders’ loan amount of $0.8 million).

     In June 2005, the shareholding structure of Shanghai Unilink was restructured due to the resignation of Wei Long, one of our employees, from our company. Shanghai Unilink is now 50.0% owned by our Vice President of Product Development, Jing Wang, and 50.0% owned by our Vice President of Human Resources, Zheng Shubing. We have entered into a series of agreements with Mr. Zheng which are substantially similar to the agreements previously entered into by Mr. Long and described in Item 5 of this annual report under the heading “Arrangements with Consolidated Affiliates.”

B. Business Overview

OUR SERVICES

     We provide entertainment-oriented wireless value-added services to mobile phone users over the 2G, and increasingly over the 2.5G, mobile telecommunications networks in China. We specialize in the development, aggregation, marketing and distribution of consumer wireless content and applications for access by China’s estimated 349 million mobile phone users, primarily through the two principal mobile network operators in China, China Mobile and China Unicom.

     Our 2G SMS-based services include ringtones, icons and screen savers, interactive SMS messaging in certain television programs, adventure, action, trivia and fortune-telling games, lunar and Western horoscopes, POP Messaging, jokes, fan clubs, event-driven or entertainment news updates, and a virtual mobile amusement park called WonderWorld.

     We are also focused on offering 2.5G services, which include MMS services, such as animated cartoons and screensavers, comic strips, magazine-style “mobile articles” on a variety of topics and event-driven news updates. In addition, our 2.5G offerings include WAP services, such as WAP-based ringtones, screensavers, games and dating services, and advanced JavaTM games.

     In addition, we offer audio-related services such as “ringback,” which replaces the common “ring-ring” sound heard by callers with high quality music and sound effects, and IVR services, which allow users to listen to songs, jokes, stories and coverage of major events, such as the 2004 Summer Olympics. Users can send such audio content, along with personal messages, to the mobile phones of their friends or others.

     Our current 2G, 2.5G and audio-related services are as follows:

Technologies	Type of Consumer Service
SMS (2G)	•	Monophonic and Polyphonic Ringtones	•	Endless Battle Space Game	•	Horoscopes

	•	Icons and Screen Savers	•	Mobile Pet	•	WonderWorld Mobile Amusement Park

			•	Crystal Ball Fortune Telling Game	•	POP Messaging on Various Topics of Interest

	•	SMS Interactive Television Messaging			•	Jokes

					•	Fan Clubs

					•	Event-driven or Entertainment News

Technologies	Type of Consumer Service
MMS/WAP/JavaTM (2.5G)	•	Customizable Monophonic and Polyphonic Ringtones	•	JavaTM-based Action, Role-Playing and Adventure Games	•	WAP-based Horoscopes, Jokes, Fan Clubs and Event-Driven or Entertainment News

	•	Color and Animated Icons and Screen Savers	•	WAP-based Card Games and Games of Chance	•	Love Genie WAP Dating Service

			•	Animated Cartoons and Comic Strips	•	MMS Downloads of Event-Driven News or Entertainment Updates

Audio-related
Services	•	Ringback	•	Music

			•	Sound Effects

	•	IVR Services	•	Music

			•	Jokes

			•	Stories

			•	Chat services

     We have launched several of our SMS services, including our ringtone, icon and screensaver downloads, interactive games and television messaging, and information-related services, which are described below, over the PHS or PAS limited mobility networks operated by China Telecom and China Netcom. These networks provide a limited range of mobile phone services to a group of users within a designated geographic area such as a single city, without the ability to roam from area to area. We have not earned significant revenue from these services to date.

     Our services can be purchased on a monthly subscription or per use basis, except for ringback audio-related services from which we derive our revenue on a per content download basis while the operator collects a monthly network service fee and our JavaTM games which are only available on a per use basis.

SMS

     Ringtones, Icons and Screen Savers. Our ringtone, icon and screen saver downloads enable mobile phone users to customize the ringtone of their phones and the image which appears on the phone screens.

     We offer over 5,000 ringtones which have been tailor-made for the Chinese market with monophonic, as well as polyphonic (which sounds more like real music than the traditional electronic ringing sounds of mobile phones), capabilities. We also offer more than 55,000 icons and screen savers which range in complexity from simple black-and-white images and monochrome color to full color images.

     Games. We offer interactive SMS-based games that can be played on the screens of mobile phones. These games are tailored by our product development department to play on the dial pad of a mobile phone. Our current game offerings include Endless Battle Space, Mobile Pet and Crystal Ball. Pending approval from the relevant Chinese governmental authorities, we will be adding “Mr. Hammer,” a popular online action game presently available on Yahoo! in Korea, to our game offerings.

     SMS Interactive Television Messaging. Through our contractual relationship with STAR TV, we also enable television viewers to interact with certain programs via SMS messages by, for example, sending an SMS message to vote for the winner of a contest on the program.

     WonderWorld. For a monthly admission price, this service offers users access to a mobile amusement park where users take on a virtual identity, are able to interact with one another, and have access to a variety of games, chat rooms, information and other entertaining services.

     Information-related Services. We offer a number of information-related services including POP Messaging which allows users to receive wireless messages containing information regarding one of several categories of topical information, such as fashion, health and beauty. Users can also receive automatic messages from us on selected topics such as jokes, news and horoscopes.

MMS/WAP/JavaTM

     Ringtones, Icons and Screen Savers. Our next generation MMS and WAP ringtones allow users to create their own customized ringtones. We also offer more than 8,000 MMS and WAP color images and color animations.

     Games. We offer games based on the JavaTM programming language which offers an effective way to create sophisticated 2.5G games. We have already launched 50 JavaTM games as of December 31, 2004, such as Tom & Jerry Cheese Chase, Powerpuff Girls, Star Diver, Magic Shooting, and Legend of Ninja. We also offer WAP-based card games and games of chance such as blackjack, poker and mahjong, as well as WAP-based versions of our SMS games described above.

     Animated Cartoons and Comic Strips. With this MMS and WAP service, users can choose from a variety of animated cartoons and comic strips which they can view on their mobile phone screens. We currently offer several serial comic strips, including comic strips based on Garfield and on the Japanese character, Shin Chan, as well as 29 categories of non-serial cartoons and comic strips which relate to different themes such as holidays, romance and user hobbies and interests.

     News and Entertainment Downloads. Our users can download a variety of event-driven MMS news and entertainment downloads.

     Love Genie. With this avatar-based WAP service, users can participate in an interactive virtual community and post information about themselves, interact with each other, make new friends and arrange dates with other users.

     Finally, we offer WAP versions of our jokes, news, fan clubs and horoscope services.

Audio-Related Services

     Ringbacks. Ringback allows a mobile phone user to customize the sound callers hear when the user’s phone is ringing. We supply a variety of pre-recorded messages from celebrities, sound effects (such as sirens), and a wide range of popular music.

     Voice Entertainment Services. We provide IVR services, which allow users to send songs, jokes and stories with personal messages to their mobile phones or to the mobile phones of their friends or others. Our IVR services cover such topics as automobiles, jokes, sports, games and Chinese comedies.

Revenues by Category of Activity

     China is the only principal market in which we compete. As described above, our revenues are comprised of SMS, 2.5G services including MMS, WAP and JavaTM games, and audio related services including ringback and IVR services. Gross revenues for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Year ended December 31,
	2002	2003	2004
SMS	$4,073,885	$16,539,201	$40,180,566
2.5G services	—	—	6,449,366
Audio related services	—	—	3,659,007
Others	235,151	62,291	29,805

Total revenue	$4,309,036	$16,601,492	$50,318,744

Seasonality

     Our business is subject to moderate seasonal fluctuations, with usage of our services decreasing during the Chinese New Year holiday, as many people in China make their way to their home towns. We also experience decreases in sales during school holidays in China because students tend to use our services less when they are at home.

OPERATOR SERVICE AGREEMENTS WITH CHINA MOBILE AND CHINA UNICOM

General

     China Mobile and China Unicom are the predominant mobile operators in China. Given their market presence, our negotiating leverage with these operators is limited, and our business is dependent on maintaining our relationships with them. See “Risk Factors — Risks Related to Our Company — We depend on the two principal mobile phone operators in China for delivery of almost all of our services, and the termination or alteration of our various contracts with either of them or their provincial or local affiliates could materially and adversely impact our business.” Our affiliate, Shanghai Weilan, has entered into service agreements with the national and some provincial and local offices of China Mobile and China Unicom to offer our various services through their networks. Each of these agreements with each mobile operator covers a specific geographic area and/or service type without overlaps. Shanghai Unilink is in the process of assuming Shanghai Weilan’s contracts with China Unicom. For 2003 and 2004, we derived approximately 88.3% and 88.1%, respectively, of our gross revenues from China Mobile.

Service Fee Arrangements and Other Payment Consideration.

     The following is a summary of the material features of our contractual relationships with China Mobile and China Unicom, and is not an exhaustive description.

     Service Fee Arrangements. China Mobile’s provincial operators charge us a service fee equal to 15.0% of the gross revenues from our content services (other than IVR services) with the remainder paid to us, except in Shanxi province where we currently pay 14.0% to 15.0% of the gross revenue depending on our monthly ranking among other service providers in the province and in Yunan province where we currently pay 10.0% of the gross revenue. We currently pay a service fee equal to 30.0% of the gross revenues from our IVR services offered through China Mobile’s network. China Unicom has implemented a sliding scale fee arrangement whereby we receive a range of 60.0% to 90.0% of the gross revenues depending on the usage of the provider’s services. In 2004, we received on average 76.0% of the gross revenues, with China Unicom receiving the remaining 24.0%.

     If a user does not pay the applicable fees for our services to China Mobile and China Unicom, the mobile operators usually will not pay us for those services. In addition, under our Monternet™ Ringback Tone Cooperation Agreement with China Mobile’s office in Chongqing Municipality, or Chongqing Mobile, if we knowingly send messages or provide our services to inactive users, we are required to compensate Chongqing Mobile for all economic losses it may suffer as a result. Moreover, if any user on Fujian Unicom’s network refuses to pay because they are dissatisfied with the quality of our services, then we have to pay Fujian Unicom the network fees in connection with the services we have provided to such user, as well as Fujian Unicom’s share of the revenue that would have been payable by such user.

     Network Fees. To the extent that the number of messages sent by us over China Mobile’s network exceeds the number of messages our customers send to us, we must also pay a per message network fee. The applicable charge to us is currently RMB0.05 ($0.006) per message for China Mobile, but if we were to fail to achieve certain usage thresholds in Shanghai and in Guangdong, Henan, Shanxi, Zhejiang, Tianjin, Liaoning and Xinjiang provinces, China Mobile would apply a higher network fee of up to RMB0.10 ($0.01). Similarly, we pay China Unicom and its provincial affiliates a per message network fee of approximately RMB0.05, to the extent the messages we send exceed the number of messages sent to us by our customers.

     We do not collect fees for our services from the operators in a number of circumstances, including if:

•	the delivery of our service to a customer is prevented because his or her mobile phone is turned off for an extended period of time, the customer’s prepaid phone card has run out of value or the customer has ceased to be a customer of the applicable operator,

•	either of the two operators experiences technical problems with its network which prevent delivery of our services to the customer,

•	we experience technical problems with our technology platform that prevent delivery of our services, or

•	the customer refuses to pay for our service due to quality or other problems.

     These are known as billing and transmission failures, which may not be a result of the operations of the mobile operators, and their rate varies among the provincial operators and also has changed significantly over time. The operators do not charge us network fees for transmissions by us that end in billing and transmission failures. For 2003 and 2004, the rate of the mobile operators confirmed revenues accounted for approximately 63.1% and 66.0%, respectively, of the total billable messages that are reflected in our internal records. We do not recognize revenue for our services which are deemed to be billing and transmission failures.

Term and Termination and Other Material Provisions

     The term of our contracts with China Mobile and China Unicom is generally one to two years. We usually renew these contracts or enter into new ones when the prior contracts expire, but on occasion, the renewal or new contract can be delayed by periods of one month or more. The agreements can also be terminated in advance for a variety of reasons which vary among the individual contracts with the operators, including, for example, where we breach our obligations under the contract, a high number of customer complaints are made about our services or we cannot satisfy the operational or financial performance criteria established by the applicable operator. Several of our contracts with the operators can be terminated for no reason upon advance written notice.

          Generally, our contracts with the mobile operators are silent on the arrangements relating to payment from the operators in the event such contracts are not renewed. Payment and billing disputes, if any, will therefore be resolved in accordance with the provision in the contracts which generally provides that parties shall resolve disagreements through amicable negotiation (where such provision survives the termination of the respective agreements) or through court proceedings if amicable resolution cannot be reached.

CONTENT RELATIONSHIPS

     Our content collaborators authorize the inclusion of their content in one or more of our services in exchange for a percentage of our revenues or a royalty or a fixed fee payment which we pay directly to the provider, and are usually non-exclusive. Our agreements with our content collaborators have terms ranging from six months to four years. In addition, some agreements can be renewed by the parties for additional successive terms indefinitely. Our significant content collaborators currently include:

2G and 2.5G and Other Services

•	STAR TV — We provide wireless interactive services for Channel [V], a regional music video channel, and XKWS, STAR TV’s entertainment channel in China, through a revenue sharing arrangement. We pay STAR TV a pre-determined percentage of the total net revenue generated from our services incorporating the content provided by STAR TV, based on our estimates as described below, as well as a guaranteed minimum payment. In the event that STAR TV’s aggregate share of the net revenue for the first six months and for the whole term of the contract fall below the minimum thresholds, we must pay STAR TV the difference between the actual revenue it received from us and the minimum guaranteed amount. The current term of our agreement with STAR TV will terminate in April 2006.

•	Turner Broadcasting/Cartoon Network — We have the right to develop and distribute content provided by Turner Broadcasting/Cartoon Network, or Turner Broadcasting, including games and other content relating to a number of well-known cartoon characters from Cartoon Network’s television library, including Tom & Jerry and The Powerpuff Girls. We have developed SMS, MMS and WAP downloads, JavaTM games and other services which utilize these characters. Under our agreement, we are obligated to pay a fixed annual amount, as well as a percentage of the revenue we receive with respect to the related services based on our estimates, which percentage increases after we have recouped the fixed annual amount. The current term of our agreement with Turner Broadcasting will expire in September 2005.

•	Index Corp. — We have the right to localize and distribute the JavaTM games Star Diver, Magical Shooting and Legend of Ninja in China, which were developed by Index, a wireless game developer in Japan and one of our shareholders. We pay Index a royalty equal to a percentage of the net revenues received from the mobile operators (net of value-added taxes) attributable to services that contain Index’s games. The size of the royalty varies by game. The current term of our agreement with Index will terminate in August 2005.

•	XinhuaNet — XinhuaNet, a leading news and information Web site affiliated with China’s Xinhua News Agency, provides us with news and other information for use on our wireless services in exchange for a fixed fee. We pay XinhuaNet a fixed annual fee for the pre-determined categories of news content it provides to us. Our agreement with XinhuaNet expired by its terms, and we are continuing to operate under the agreement as if it were still in effect. We intend to enter into a new agreement with XinhuaNet on substantially the same terms as our previous agreement.

•	Shin Chan — We have sublicensed the popular Japanese cartoon series, Shin Chan, and have developed localized animated MMS messages and cartoon strips based on the characters from that series. We pay this sublicensor a percentage of the revenues received by the mobile operators with respect to services incorporating the Shin Chan content. This agreement terminates in August 2005 and will be automatically renewed for an additional year unless either party objects.

Audio-related Services

•	Sony BMG Music — We provide Sony BMG Music’s catalog via true tones, ringback tones and our IVR services. Sony BMG Music’s content includes songs by many Chinese, Japanese and Western artists. We pay Sony Music a nonrefundable one-time fee as well as a percentage of the gross revenues received from the mobile operators after we have recouped the one-time fee. The current term of this agreement will terminate in April 2006.

•	EMI Music — We are the non-exclusive provider of EMI’s catalog of music, which includes more than 5,000 songs by popular artists, for ringback services. We pay EMI Music the higher of (i) a fixed rate multiplied by sales volume (i.e., the number of music content provided to users) and (ii) a percentage of the revenues attributable to the services incorporating EMI’s music content. These variable fees are offset against a one-time fee also paid to EMI Music. The current term of our agreement with EMI Music will terminate in January 2006.

•	BMG Music Publishing Hong Kong Ltd. — We have a non-exclusive license from BMG Music Publishing Hong Kong Ltd., or BMG, to use songs performed by Jay Chou, currently one of the most popular Chinese artists, for which BMG owns either the copyright or the agency right granted by the copyright holder, for ringback tones and IVR services. Under our agreement with BMG, we are obligated to pay a minimum guaranteed amount as well as a percentage of the revenue we receive with respect to the related services after we have recouped the minimum guaranteed amount. Our agreement with BMG terminates in November 2005.

•	BigInMusic — Under this arrangement, users of the ringback service and our IVR services can access BigInMusic’s extensive library of more than 100,000 jazz, blues, tango, world music and other songs. We pay this provider a royalty equal to a percentage of the net revenues received from the mobile operators attributable to services that contain BigInMusic’s content. Our agreement with BigInMusic terminates in December 2008.

•	STAR TV — Under this arrangement, users of our IVR services can access Channel [V]’s catalog of music. We pay STAR TV a percentage of net revenues received by the mobile operators with respect to services incorporating the Channel [V] content. The current term of our agreement with STAR TV will terminate in December 2005.

SALES AND MARKETING

     We sell and market our services principally to and through China Mobile and China Unicom as described below under the heading “Operator Channels.” We also sell and market through our Web sites, promotional events, direct marketing, media advertising and other activities as described below under the heading “Non-Operator Channels.”

     In both the operator and non-operator channels, we cross-sell to users of our SMS-based services to migrate them to our new subscription-based, premium 2.5G services, such as MMS and WAP services. For further information on the risks associated with our cross-selling activities, please see “Risk Factors—Risks Related to Our Company—Changes in the policies of the mobile operators and in their enforcement of their policies have resulted in our having to pay additional charges to the mobile operators, and further changes could materially and adversely impact our revenue, profitability and financial condition in the future.”

Operator Channels

     General. Virtually all of our services are provided through the networks of China Mobile and

China Unicom, and the mobile operators collect all fees for our services from the ultimate users. As of December 31, 2004, we also had approximately 137 sales professionals located in 31 provinces, of whom a majority are based in the eastern and southern regions of China to work closely with the mobile operators at the provincial and local level.

     WAP. Our relationships with China Mobile and China Unicom allow us to promote our WAP services to the mobile operators’ provincial affiliates. Both the provincial- and national-level WAP portals of China Mobile and China Unicom are organized much like the pages of an Internet Web site, with the services of third party service providers such as our company listed by category on various segregated WAP pages within each operator’s WAP portal. See “Risk Factors— Risks Related to Our Company—If China Mobile and China Unicom do not change their policies regarding how service selections appear on their WAP portals, we may have difficulty increasing the popularity of our WAP services, which could adversely affect our future revenue growth and profitability.”

     STK Cards. A number of our services are embedded on STK cards offered by China Mobile and China Unicom. STK cards are enhanced SIM cards that offer a variety of services embedded in the cards which have been approved by the national office of China Mobile or China Unicom, as the case may be, and selected by their local offices in the provinces where the cards are sold. In this way, the selected services are pre-installed into phones which use these cards. The provincial offices of China Mobile and China Unicom introduce new STK cards in most cases every six months which may have new services from new service providers, or a mix of old and new services and providers, embedded on them. STK cards can be obtained for free.

     Our services were first embedded in STK cards in 2001 and later included in STK cards promoted through China Mobile’s M-Zone marketing initiative in April 2003. We have services embedded in STK cards offered in 17 and 9 provinces and municipalities by China Mobile and China Unicom, respectively. Due to previously announced penalties by China Mobile, we were not permitted for the first half of 2005 to offer services for inclusion in new STK cards with China Mobile. Delivery of our services through previously sold STK cards that were still in use during this time period were not affected by the sanctions. For information on the risks associated with these services, please see “Risk Factors—Risks Related to Our Company—The mobile operators may not authorize our services to be offered on their networks if we fail to achieve minimum customer usage, revenue and other criteria.”

     Coordinated Marketing Campaigns. We also cooperate in major marketing campaigns with China Mobile and China Unicom. For example, we are currently working with China Mobile in its M-Zone marketing initiative, which promotes its wireless value-added services to younger mobile phone users.

Non-Operator Channels

     We also focus on non-mobile operator sales and marketing activities, such as:

•	promoting our Web sites to potential users as a fun, easy-to-access place to request our wireless content and applications,

•	hosting promotional events around China with one of the mobile operators at which we create brand awareness by interacting with consumers to educate them about our services and distributing Linktone-branded souvenirs,

•	engaging in direct marketing to mobile phone users by, for example, including advertising inserts in users’ bills from China Mobile or China Unicom,

•	utilizing our database of users to create targeted marketing campaigns,

•	advertising in youth and lifestyle magazines and other traditional print and other media channels,

•	cooperating with retail vendors of mobile handsets to offer our services to purchasers, and

•	conducting integrated marketing campaigns with traditional media companies and multi-national corporations.

     We have entered into agreements with three Chinese mobile handset manufacturers, to embed certain of our wireless value-added services into their handsets for end-users’ easy access. As of December 31, 2004, approximately 5.55 million handsets with an average of 7 of our services embedded in them had been sold.

INFRASTRUCTURE AND TECHNOLOGY

     We have developed a flexible and scalable platform with open and adaptive technology. Our Intelligent Application Gateway, or LT-IAG, is a unified platform supporting multiple protocols, networks and billing solutions, with high scalability, load balancing, intelligent session management and performance measurement. Through this platform, we are able to interconnect and provide all major types of 2G, 2.5G and audio-related services through the networks of the mobile operators. It also allows us to monitor our services and their delivery to China Mobile’s and China Unicom’s networks on a real-time basis which allows us to optimize the efficiency of our system and quickly address any problems. The platform is equipped with an open application interface for rapid connectivity by third party content providers and access to multiple channels for SMS, MMS, WAP and Web connectivity. LT-IAG is connected to the operators’ network on a pan-China basis.

     Our user database, which operates on our proprietary software and is an integral part of LT-IAG, allows us to store, analyze, retrieve and compare various statistical information and to identify relevant trends. LT-IAG also supports our customer service activities by providing our service professionals with real-time user data and information regarding service delivery and billing. In addition, LT-IAG can rapidly schedule, deploy and manage “SMS pushes” to promote our products. LT-IAG is fully compatible with the 2.5G technology standard and related services.

     Our Web sites and services are made available primarily through network servers located in the facilities of China Telecom’s Shanghai affiliate and China Mobile’s affiliates in Shanghai and Jiangsu. As of December 31, 2004, there were 80 such network servers, running on a Linux-based operating system. We lease dedicated lines with 10 megabits per second capacity from China Telecom and China Netcom.

COMPETITION

     We compete principally with three groups of wireless value-added service providers in China, which CIBC World Markets, a financial services firm, estimates number more than 4,000 in the aggregate as of October 2004. The first group is comprised of companies which, like Linktone, focus primarily or entirely on this market and offer a wide range of services. These include participants such as KongZhong Corporation, Hurray! Holding Co., Ltd., MTone Wireless and Newpalm (a subsidiary of Chinadotcom), as well as smaller companies such as Any8 and 263.net. These competitors are generally characterized by strong market knowledge and, in some cases, well-developed relationships with the mobile operators on a local and national basis. They also tend to focus on entertainment-related services.

          The second group is comprised of the major Internet portal operators in China, including publicly-listed companies such as NetEase.com, Inc., SINA CORP., Sohu.com Inc. and TOM Online Inc., which is an affiliate of Internet portal operator TOM Group Limited. The Internet portals leverage their existing strength in aggregating content, marketing and cross-selling among their established Internet user base to promote wireless value-added services. Each of NetEase.com, Inc., SINA CORP., Sohu.com Inc. and TOM Online Inc. are significantly better capitalized than our company. However, with the exception of SINA, these portals have traditionally lacked specific wireless product development expertise and well-developed relationships with the mobile operators at a local level.

          The third group is comprised of niche service providers, such as TENCENT Inc., Enorbus Technologies and Solute Wireless, which focus primarily on a particular market segment or application, such as wireless instant messaging, that often builds on a pre-existing competency in the sector.

          We may also face competition from companies in China which offer online services and are expanding to various degrees into wireless value-added services, such as Shanda Interactive Entertainment Limited, which primarily focuses on Internet-based games but is also starting to offer wireless games.

          International wireless companies, such as Nokia, come2us and Cybird, and international Internet portal operators, such as Yahoo!, Lycos and AOL, who are or may be attempting to enter the Chinese market could also present significant competition for us. These international competitors have had only limited success, however, in penetrating the Chinese wireless value-added services market to date.

          Several of our competitors have longer operating histories in China, greater name and brand recognition, larger customer bases and databases, significantly greater financial, technological and marketing resources and superior access to original content than we have. As a result, our existing competitors may in the future achieve greater market acceptance and gain additional market share. In addition, it is possible that China Mobile or China Unicom or both could decide to provide their own portfolio of content and services to their users themselves and deny network access to third party service providers such as our company. Please refer to “Risk Factors — Risks Related to Our Company — We may face intense competition” for a more detailed discussion of the risks we face from our competitors.

GOVERNMENT REGULATION

          The following is a summary of the principal governmental laws and regulations that are or may be applicable to wireless service providers like us in China. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of laws, particularly with regard to wireless value-added services, which is an emerging industry in China. For a description of the regulatory risks related to our business, please see “Risk Factors — Risks Related to Our Company — Changes in the policies of the mobile operators and in their enforcement of their policies have resulted in our having to pay additional charges to the mobile operators, and further changes could materially and adversely impact our revenue, profitability and financial condition in the future”; “Risk Factors — Risks Related to Our Industry — The Chinese government or one or more of the mobile operators may prevent us from distributing and we may be subject to liability for, content that any of them believe is inappropriate” “Risk Factors — Risks Related to Our Industry — The Telecommunication laws and regulations in China are evolving and subject to interpretation and may change in the future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties”; “Risk Factors — Risks Related to Our Industry — The regulation of Internet Web site operators is also unclear in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations”; “Risk Factors — Risks Related to Our Company — Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations which could adversely affect our ability to operate our business effectively or at all”; and “Risk Factors—Risks Related to Doing Business in China—Recent Chinese regulations relating to acquisitions of Chinese companies by foreign entities may limit our ability to acquire Chinese companies and adversely affect the implementation of our acquisition strategy as well as our business and prospects.”

Regulation of Telecommunication Services

          The telecommunications industry, including certain wireless value-added services, is highly-regulated in China. Regulations issued or implemented by the State Council, the Ministry of Information Industry, and other relevant government authorities cover many aspects of telecommunications network operation, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.

          The principal regulations governing the telecommunications services business in China include:

•	Telecommunications Regulations (2000), or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in China as either infrastructure telecommunications businesses or value-added telecommunications businesses. The latter category includes SMS and other wireless value-added services. Under the Telecom Regulations, certain services are classified as being of a value-added nature and require the commercial operator of such services to obtain an operating license, including telecommunication information services, online data processing and translation processing, call centers and Internet access. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China.

•	Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2002), or the FI Telecom Regulations. The FI Telecom Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecom enterprise. Under the FI Telecom Regulations, a foreign entity is prohibited from owning more than 50% of the total equity in any value-added telecommunications business in China, subject to certain geographic limitations.

•	Administrative Measures for Telecommunications Business Operating License (2001), or the Telecom License Measures. Under the Telecom License Measures, an approved value-added telecommunications service provider must conduct its business in accordance with the specifications recorded on its Telecom Business Operating License.

          Regulation of SMS Services. On April 15, 2004, the Ministry of Information Industry promulgated a Circular on Certain Issues regarding Standardization of SMS Services, or the Circular. The Circular requires all service providers to obtain appropriate operating licenses before they can provide wireless value-added services through the networks of the mobile operators in China. Pursuant to the Circular, in the promotion of SMS services, mobile operators and service providers in China are required to prominently feature descriptions of standards and methods by which users will be charged for the services they order and how they may cancel their orders. Monthly subscriptions to SMS services must be specifically confirmed by users. Any message sent by a service provider to a user to confirm an order must include a schedule of charges applicable to the service such user has ordered. If the user does not confirm an order, the order is deemed cancelled. Providers of SMS services must provide such services strictly according to users’ orders, and may not alter the number of such SMS messages, the frequency at which the messages are sent, or the methods through which users pay for the services. The Circular also required mobile operators and service providers to implement a series of measures before May 15, 2004 that would make it easier for users to cancel their SMS services. If a user disputes any charges for SMS services or complains about the quality of the services, the mobile operator is required to refund such user’s payment for the services if it is unable to assign responsibility for the problem to another party within 15 days. In addition, service providers are required to review the content in the process of collecting, developing, processing and sending any message. The message must not contain any content prohibited by the state. Provisions in this Circular apply to SMS services provided by fixed line operators as well.

          On March 30, 2005, the Ministry of Information Industry promulgated the Telecommunications Service Standards, or the Standards. The Standards contain the minimum quality standards for telecommunication services to be provided to customers, with detailed and specific standards for each category of telecommunication services. Schedule 6 of the Standards sets forth requirements that shall be observed in providing information services, including voice messages and SMS services. The requirements applicable to SMS services contained in Schedule 6 have largely repeated those contained in the Circular, with an additional requirement that an SMS service provider shall ensure a 95% accuracy rate for the message transmission and that the SMS service provider shall set up a publicly available hotline for customer service.

          While we believe this recent focus on compliance and service initiatives will result in a stronger, more orderly market in the long-term, it has also resulted in service and billing suspensions and in our having to pay certain charges to the mobile operators for our inadvertent contravention of the foregoing rules and the mobile operators’ own policies. We continuously monitor our SMS services in order to minimize the possibility of a violation of the Circular and the Standards.

          In addition to regulations promulgated at the national level by the Chinese government, local offices of the Ministry of Information Industry, or MII, have issued provisional regulations requiring SMS service providers to obtain licenses from or register with it before providing SMS service within the city. Two of our affiliates, Shanghai Weilan and Shanghai Unilink hold value-added telecommunication services licenses issued by the Shanghai Communication Administration, which is one of the local offices of the MII. One of our affiliates, Cosmos Digital, holds a value-added telecommunication services license issued by the Guangdong Provincial Telecommunications Administration Bureau, another local office of the MII. Three of our affiliates, Shanghai Weilan, Shanghai Unilink and Cosmos Digital hold inter-provincial value-added telecommunication services licenses from the Ministry of Information Industry.

          Regulation of Internet Culture Activities. On May 10, 2003, the Ministry of Culture of the PRC, or MOC, promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which became effective as of July 1, 2003. The Internet Culture Measures require Internet content providers which engage in Internet culture activities to obtain an Internet culture operations license from the MOC in accordance with the Internet Culture Measures. The term “Internet culture activities” includes, among other things, acts of online dissemination of Internet cultural products, such as audio-visual products, game products, performances of plays or programs, works of art and cartoons, and the production, reproduction, importation, sale (wholesale or retail), leasing and broadcasting of Internet cultural products. We believe it is likely that the MOC would interpret the phrase “Internet culture activities” to include dissemination of culture products through SMS, MMS, WAP, JavaTM or other wireless technologies.

          Shanghai Unilink has applied for an Internet culture operation license with the MOC and the Brilliant Group has already acquired such a license.

Other Laws and their Application

          Regulation of Information Security. Internet content in China is also regulated and restricted. The National People’s Congress, China’s national legislative body, adopted the Decision of Maintaining Security on the Internet on December 28, 2000, which provides that any of the following conduct may result in criminal punishment:

•	gaining improper entry into a computer or system of strategic importance;

•	disseminating politically disruptive information;

•	leaking state secrets;

•	spreading false commercial information;

•	infringing intellectual property rights;

•	spreading computer viruses;

•	spreading false financial news or information;

•	defaming others; or

•	spreading obscene content.

          The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of State secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection powers in this regard, and we may be subject to the jurisdiction of the local security bureaus.

          Regulation of Internet Content Services. As a wireless value-added services provider, we do not engage in the Internet portal business which typically involves the provision of extensive Internet content services, including Chinese language web navigational and search capabilities, content channels, web-based communications and community services and a platform for e-commerce, such as auction houses. Shanghai Weilan registered with the Shanghai Telecommunication Administration Bureau in November 2003 to provide commercial services, which are generally limited to the marketing and sales of our wireless value-added services, at the Linktone websites.

          As a commercial ICP provider, we are prohibited from posting or displaying any content that:

•	opposes the fundamental principles determined in China’s Constitution;

•	compromises state security, divulges state secrets, subverts state power or damages national unity;

•	harms the dignity or interests of the state;

•	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•	sabotages China’s religious policy or propagates heretical teachings or feudal superstitions;

•	disseminates rumors, disturbs social order or disrupts social stability;

•	propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes;

•	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

•	includes other content prohibited by laws or administrative regulations.

          Failure to comply with these prohibitions may result in the closing of our Web sites.

          Regulation of News Dissemination through SMS Services. On November 17, 2000, the Internet News Measures were promulgated by the State Council News Office and the Ministry of Information Industry. These measures stipulate that general web sites established by non-news organizations may publish news released by certain official news agencies if such web sites satisfy the requirements set forth in Article 9 of the measures and have acquired the requisite approval, but may not publish news items produced by themselves or news sources from elsewhere. All the news that we publish and disseminate originates from official news agencies approved by the PRC government. The State Council News Office and Ministry of Information Industry have not specified whether the Internet News Measures apply to dissemination of news through SMS, MMS, WAP, JavaTM or other wireless technologies. In addition, pursuant to a circular issued by the Shanghai Communications Administration, distribution of news contents through wireless applications such as SMS must be approved by relevant government agencies in charge.

          Regulation of Online Publication. The State News and Publications Administration, or SNPA, is the government agency responsible for regulating publishing activities in China. On June 27, 2002, the Ministry of Information Industry and SNPA jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require Internet publishers to secure approval from SNPA. The term “Internet publishing” is defined as an act of online dissemination whereby Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) and subsequently post the same on the Internet or transmit the same to users via the Internet for browsing, use or downloading by the public.

          SNPA and the Ministry of Information Industry have not specified whether the aforementioned approval in the Internet Publishing Measures is applicable to dissemination of works through SMS, MMS, WAP, JavaTM or other wireless technologies. If, in the future, SNPA and the Ministry of Information Industry clarify that the Internet Publishing Measures are applicable to wireless value-added telecommunications services operators or issue new regulations or rules regulating wireless publishing, we may need to apply for a license or permit from governmental agencies in charge of publishing. We cannot assure you that such application would be approved by the relevant governmental agencies.

          SNPA and the State Administration of Copyright issued the Circular of Implementation of the Decision of the State Council on Authority of Approval of Publication of Electronic and Internet Game Products, or the Game Publication Circular, on July 27, 2004. Pursuant to the Game Publication Circular, Internet game publication products include game software that can be used or downloaded by mobile phones through the Internet. Importation of Internet game publication products must be approved by the provincial government agencies in charge of publication and then approved by SNPA. In June 2005, we submitted the game publications that are associated with “Mr. Hammer,” a popular online action game that we licensed from Neople Co., Ltd., a Korean company, to the SNPA for approval and expect to receive such approval over the next few months.

          Regulation of Advertisements. The State Administration of Industry and Commerce, or the SAIC, is the government agency responsible for regulating advertising activities in China. The SAIC has not promulgated regulations specifically aimed at wireless advertising through a media other than the Internet, such as through SMS services. However, one provisional regulation issued by the Shanghai Communication Administration prohibits service providers from sending SMS advertisements without the client’s consent.

          On January 26, 2005, the SAIC and the Ministry of Information Industry jointly promulgated a Circular Regarding the Prohibition of Advertisements for Voice Messages, SMS and other Information Services Which Contain Unhealthy Content, or the SMS Advertising Circular. The SMS Advertising Circular prohibits advertisement of information services with pornographic, obscene, superstitious and other unhealthy content, or advertisements that are misleading in pricing and payment terms of information services. The SMS Advertising Circular further provides that information service providers and advertising companies involved in the dissemination of advertisements for information services with pornographic, obscene, superstitious and other unhealthy content, or advertisements that are misleading in pricing and payment terms of information services will be subject to penalties by relevant authorities pursuant to PRC advertising regulations, and that information service providers providing unhealthy contents will be subject to administrative and other measures by telecommunications authorities, the public security authorities and national security authorities in accordance with Telecommunications Regulations (2000) and other applicable laws and regulations.

          As part of our non-mobile operator marketing activities, we have developed integrated marketing campaigns with traditional media companies and multinational corporations through certain cross-selling efforts. If the SAIC were to treat our integrated marketing campaigns or other activities as being advertising activities, we would need to apply to the local SAIC agencies where such advertising activity was being conducted to expand our business scope to include the advertising business. In addition, we also may need to set up subsidiaries or branches (with advertising included in the business scope prescribed on such subsidiary or branch business licenses) or hire local qualified agents in those cities where we expand our advertising activities. We cannot assure you that such applications to expand our business scope or to set up local subsidiaries or branches, if it becomes necessary for our integrated marketing campaigns, would be approved by the SAIC. Conducting business beyond our approved business scope may be subject to penalties including being banned from engaging in online advertising activities, confiscation of illegal earnings and fines.

          Regulation of Online Game Products. The MOC regulates online game products. In July 2003, the MOC issued a public notice regarding the implementation of the Internet Culture Measures. The public notice required that the importation of online game products shall be approved by the MOC. Failure to obtain such approval would be subject to penalties, including being banned from operating online game products and public censure.

          On May 14, 2004, the MOC promulgated a Circular on Strengthening Censorship of Content of Online Game Products, or the Online Game Circular, which is applicable to online game products disseminated through either Internet or wireless (mobile) networks. The Online Game Circular requires all entities operating imported online game products to obtain an Internet culture operation license issued by the MOC, which will strictly examine the content of any online game products to be imported. Any imported online game product, as well as any material upgrades or software patches, must be reviewed by the MOC (specifically by its Content Censorship Committee for Imported Online Game Products) before such products may begin operation. As noted above, Shanghai Unilink has applied for an Internet culture operation license with the MOC and the Brilliant Group has already acquired such a license. We intend to submit the “Mr. Hammer” online action game for review with the MOC as soon as Shanghai Unilink receives its Internet culture operation license.

          In addition, for imported online games, the relevant license agreements for such games are regarded as copyright import contracts and need to be registered with the MOC and the State Copyright Bureau, otherwise we can not remit licensing fees out of China to the foreign game licensor. We intend to register the license agreement for “Mr. Hammer” with the local agency of the MOC and the State Copyright Bureau as soon as Shanghai Unilink receives its Internet culture operation license and the SNPA approves the online game publications associated with “Mr. Hammer.”

          Foreign Exchange Controls. Our subsidiaries and Chinese affiliates are subject to various foreign exchange controls which are discussed in Item 10 under the heading “Exchange Controls” and Item 3 under the heading “Risk Factors—Risks Related to Doing Business in China—Recent Chinese regulations relating to acquisitions of Chinese companies by foreign entities may limit our ability to acquire Chinese companies and adversely affect the implementation of our acquisition strategy as well as our business and prospects” of this annual report.

C. Organizational Structure

          For information on our organizational structure, see Item 4, A of this annual report under the headings “History and Development of the Company” and “Recent Developments” and Item 5 of this annual report under the headings “Our Corporate Structure” and “Arrangements with Consolidated Affiliates.”

D. Property, Plant and Equipment

          Our principal executive offices are located in Shanghai, where we lease approximately 5,365 square meters under a lease agreement that expires in March 2007 at an effective annual rent of approximately $509,037. Our primary branch office is located in Beijing, where we currently occupy two spaces: the first is approximately 426 square meters under a lease agreement that expires in June 2006 and the second is approximately 598 square meters under a lease agreement that expires in January 2006 at an effective annual rent of approximately $82,116 and $98,256, respectively. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans. We also have other branch or representative offices in Guangzhou, Hangzhou, Chongqing, Shenyang, Nanjing, Jinan, Wuhan and Xi’an.

Item 5. Operating and Financial Review and Prospects

          The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect”, “anticipate”, “intend”, “believe”, or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

          We provide entertainment-oriented wireless value-added services to mobile phone users in China. Our revenues are primarily derived from the sale of various 2G, 2.5G and audio-related services to consumers through the mobile networks operated by China Mobile and, to a lesser extent, China Unicom. In 2004, we also commenced offering certain of our services to customers of China Telecom and China Netcom. We receive our revenues principally in the form of payments from the mobile operators after the users have paid for our services and the operators have deducted their service and network fees. Users pay for our services by monthly subscription and/or on a per use basis.

          We achieved net income of $12.5 million for 2004, compared to net income of $3.6 million for 2003. For 2004, we generated $50.3 million in gross revenues, compared to $16.6 million for 2003, representing an increase of 203.0%. Our increase in gross revenues during 2004 was due to increases in the number of paying users and average revenue per user, particularly for our SMS services, as well as growth in sales of our 2.5G and audio-related services in 2004. Our user base also increased as a result of the overall growth of the wireless value-added services market in China, particularly growth in the popularity of 2.5G and audio-related services. In 2004, our SMS-based, 2.5G and audio-related services accounted for $40.2 million, $6.4 million, and $3.7 million of our gross revenues, or 79.9%, 12.7% and 7.4%, respectively. This compares to SMS revenue of $16.5 million, or 99.4% of our gross revenues, for 2003.

          The presentation of our financial results in this prospectus is affected by the fact that we, like other companies in the wireless value-added services industry in China, do not receive or recognize revenue for services we provide that are characterized as billing and transmission failures. These failures primarily result from the user’s mobile phone being turned off, the user experiencing problems with the mobile operators’ networks or our system or other issues, which, in each case, prevent delivery of our services to our users. For further information on billing and transmission failures, please see “Risk Factors—Risks Related to Our Company—Our revenues and cost of services are affected by billing and transmission failures which are often beyond our control.” China Mobile’s and China Unicom’s monthly statements to service providers regarding the services provided through their networks currently do not contain billing and transmission failure information on either an aggregate or a service by-service basis. Although we maintain our own records reporting the services provided, and we receive separate monthly statements from the mobile operators for each category of service platform (i.e., SMS, MMS, WAP, Java™, IVR and ringback services), we can only estimate our actual gross revenue and cost of services by specific service because we are unable to confirm which specific service we transmitted that resulted in billing and transmission failures. Consequently, we are not able to determine the aggregate amount of billing and transmission failures or definitively calculate and monitor service-by-service gross revenue, margins and other financial information and also cannot definitively determine which of our services are or may be profitable.

     The major factors affecting our results of operations and financial condition include:

•	Growth of the Wireless Value-Added Services Market in China. Our financial results have been,

and we expect them to continue to be, affected by the growth in the wireless value-added services market in China, particularly growth in the 2.5G and audio-related market in China. Wireless telephony has become an increasingly important medium of communication. According to the Ministry of Information Industry, the number of mobile subscribers in China increased from 43.2 million as of the end of 1999 to 334.8 million as of December 31, 2004. In 2004, SMS services continued to represent the majority of the wireless value-added services market in China, with approximately 217.8 billion SMS messages sent in 2004. However, we believe that growth in MMS, WAP and audio-related services increased significantly in 2004. We expect the market for 2.5G services and audio-related services to grow at a faster rate than the market for 2G services for the foreseeable future, and our future revenue growth will depend to a significant extent on our continued expansion into the 2.5G and audio-related service markets.

•	Increase in Volume of Sales. Our gross revenues have increased also as a result of the popularity of our services with the mobile phone user group that we market to. We focus on entertainment-oriented services which we believe are particularly attractive to young mobile phone users in China who are early adopters of new wireless value-added services.

•	Marketing and Distribution through China Mobile and China Unicom. Because almost all of our wireless value-added services are offered through the networks of China Mobile and China Unicom, a key component of our revenue growth is our ability to utilize the sales channels of the mobile operators and expand into additional geographic areas within China. For example, we believe that the sales of our services have been enhanced by our participation in China Mobile’s M-Zone marketing initiative and the inclusion of some of our services on STK cards, which are semiconductor chips for mobile phones that have the services of various third party service providers pre-selected by the operators’ provincial or municipal offices embedded on the chip. Due to previously announced penalties by China Mobile, we are not permitted for the first half of 2005 to offer services for inclusion in new STK cards, which we expect to moderately affect revenue growth in 2005. Delivery of our services through previously sold STK cards that are still in use in 2005 is not affected by the sanctions.

Moreover, we have continuously broadened our relationships with the national and various provincial and local offices of China Mobile and China Unicom. The number of our service contracts with the national, provincial and local offices of China Mobile and China Unicom increased from 17 and 5 at the end of 2002, respectively, to 25 and 18 at the end of 2004, respectively. As a result, the top five provinces or municipalities in terms of our gross revenue generated from China Mobile and China Unicom represented 49.4% of our gross revenues for 2004 compared to 65.9% for 2003.

•	Operator Service Agreements with China Mobile and China Unicom. Our ability to generate revenue and the terms under which we deliver our services depend to a large extent on our ability to maintain good relationships with the national, provincial and local offices of China Mobile and China Unicom and to differentiate our services through, among other things, innovative product development and appealing content from domestic and international content providers. This is particularly the case in the wealthier, more densely populated coastal and southern provinces, such as Jiangsu, Guangdong and Zhejiang provinces, as well as the municipality of Shanghai, which are among our top revenue generating locales. We strive to maintain, expand and strengthen these relationships through our sales force strategically located throughout China.

China Mobile and China Unicom charge us service fees from the gross revenues generated by our services. In addition, to the extent the number of SMS or MMS messages sent by us over China Mobile’s network exceeds the number of SMS or MMS messages our customers send to us, we must also pay a per message network fee. We also pay China Unicom network fees in most provinces on the same basis. These service and network fees are reflected in our cost of services, and as our business has grown, these costs have increased from $1.5 million for 2002 to $5.3 million for 2003 and $13.6 million for 2004. Our cost of services in 2003 and 2004 also included payments to third party content providers. In addition to the penalties discussed under “Risk Factors—Risks Related to Our Company—Changes in the policies of the mobile operators and in their enforcement of their policies have resulted in our having to pay additional charges to the mobile operators, and further changes could materially and adversely impact our revenue, profitability and financial condition in the future,” the mobile operators also charge us on occasion for our inadvertent contravention of their customer service policies which are recognized as selling and marketing expenses. For 2004, these charges totaled $0.7 million. Either China Mobile or China Unicom could alter any of the terms of our service agreements with them or terminate the agreements for a variety of reasons in the future, including, for example, to increase their service or network fees to enhance their profitability at the expense of service providers.

We also anticipate that China Telecom, China Netcom and possibly other parties will be granted regional or national licenses to offer full mobility wireless services in China, although the timing of any such grants is unclear. Both China Telecom and China Netcom are large, established companies with significant assets. In addition, we began providing IVR services over the fixed line networks of China Telecom and China Netcom in the fourth quarter of 2004, and we began providing SMS services over the limited mobility PHS and PAS networks operated by those operators. Our relationships with those operators are not, however, as developed as our relationships with China Mobile and China Unicom. Our revenues could be adversely affected in future periods if those parties receive regional or national wireless licenses and are successful in the market but we are unable to develop established cooperative relationships with them.

•	Changes in Mobile Operator Policies or the Manner in Which They are Enforced. China Mobile and China Unicom have adopted a wide range of policies and procedures regarding customer service, quality control and other aspects of the wireless value-added services industry. Recent changes in these policies have, among other things, enabled customers to more easily cancel our services and required us to automatically terminate subscription services for our inactive users. We believe that such new customer service initiatives by the mobile operators and their recent enhanced enforcement of their customer service policies have slowed the growth of our revenues, commencing in the third quarter of 2004. In addition, we received a notice of sanction from China Mobile in December 2004 for violating certain of its customer service policies. The notice stated that we had violated China Mobile’s rules arising from our inadvertent billing of 27,000 WAP users in November 2004 and, as a result, China Mobile imposed sanctions and penalties. Specifically, we were not allowed to bill WAP users during the sanction period. In addition, China Mobile suspended approval of any new product applications by us for its wireless platforms, including SMS, MMS, WAP, Java™, IVR and ringback, between January 1, 2005 and June 30, 2005. We have continued, however, to offer our existing wireless value-added services with China Mobile’s central headquarters and provincial subsidiaries, including existing SMS, MMS, WAP, Java™, IVR and ringback product lines. We believe that the recent enhanced enforcement of customer service policies by China Mobile will continue to adversely affect the growth of our revenue from 2G, 2.5G and audio-related services for at least the near term.

•	Taxes. Our subsidiary, Linktone Consulting, and one of our affiliated Chinese entities, Shanghai Weilan, are subject to a 30.0% state enterprise income tax and a 3.0% local tax in China. Another of our subsidiaries, Shanghai Huitong, qualifies as a “foreign investment production enterprise established in a coastal economic development zone in an old urban district.” Accordingly, Shanghai Huitong is subject to a 24.0% state enterprise income tax and a 3.0% local tax in China. In addition, Shanghai Huitong is also entitled to an exemption from the state enterprise income and local tax for the first two years after cumulative profitability, and a 50.0% reduction for the subsequent three years. Our gross revenues are primarily generated from services provided by our affiliated Chinese entities. The earnings of Shanghai Weilan and our other affiliated Chinese entity, Shanghai Unilink, are passed on to Shanghai Huitong and Linktone Consulting pursuant to various software license and services agreements. Since Linktone Consulting, Shanghai Huitong and Shanghai Weilan are subject to enterprise income tax, the approved preferential state enterprise tax treatment for Shanghai Huitong has the effect of increasing the net income distributable to the ultimate parent company, Linktone Ltd. Shanghai Unilink is subject to a 2.4% tax on gross revenues, net of operator fees, rather than income. Shanghai Weilan initially was also subject to the same 2.4% tax on revenues, net of operator fees, rather than income. However, in 2004, Shanghai Weilan’s revenue exceeded the revenue ceiling for entities qualified to be taxed under the gross revenues method. Therefore, Shanghai Weilan became subject to a 33.0% enterprise income tax on pre-tax income for 2004 payable in lieu of the tax on revenues, and it will likely be subject to enterprise income tax in subsequent periods. Substantially all of our deferred tax assets relate to Linktone Consulting. Under our current tax planning, we expect that Linktone Consulting will begin to generate taxable income from 2005 and, accordingly, a portion of its tax loss carryforwards will be utilized before expiration. The reduction in valuation allowance has contributed approximately 7.0% of our net income for 2004.

•	Stock-based Compensation Cost. Stock-based compensation cost represents the difference between the exercise price of options granted and the fair market value of the underlying stock on the measurement date. Deferred stock compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options, which is generally four years. For 2003 and 2004, we incurred stock-based compensation cost of $1.1 million and $2.0 million, respectively, which was recorded as a component of general and administrative expenses. Substantially all of these charges were related to the amortization of stock-based compensation cost related to options granted in April 2003 to attract and retain members of our senior management and certain staff employees. At December 31, 2004, we had approximately $2.7 million of deferred stock compensation, which will be fully amortized by April 2006. We may incur additional stock-based compensation cost in connection with future grants. In particular, in October 2004 we announced that certain of our executive officers’ prior stock option grants have been amended to provide that if we terminate an officer without cause, as defined in our stock option plans, or if any such officer resigns voluntarily, then a portion of those options would immediately become fully vested and exercisable at that time. This amendment to the stock option grants would result in a non-cash compensation charge for us if an acceleration occurred because of a termination of an executive officer without cause or because of a voluntary termination. This potential non-cash charge will decline over time, eventually becoming zero when the options become fully vested under their terms on April 1, 2006. For example, if all such executive officers were terminated without cause on December 31, 2004, the total incremental non-cash compensation charge to us would have been $4.1 million, and the other recurring charges for unvested options would cease to accrue at such time since the balance of unvested options would be cancelled.

•	Seasonality. Our business is subject to moderate seasonal fluctuations, with usage of our services decreasing during the Chinese New Year holiday, as many people in China make their way to their home towns. We also experience decreases in sales during school holidays in China because students tend to use our services less when they are at home.

          Our future revenues and results of operations may fluctuate significantly due to a combination of factors, including:

•	the terms of our relationships with China Mobile and, to a lesser extent, China Unicom, China Telecom and China Netcom,

•	the terms of our relationships with domestic and international content providers,

•	regulation of our market by the mobile operators and the Chinese government (in particular, the Ministry of Information Industry),

•	growth and acceptance of various wireless value-added services that we offer in China, in particular our 2.5G and audio-related services,

•	our ability to attract and retain users, principally in the more affluent, densely-populated provinces such as Guangdong, Jiangsu and Zhejiang provinces, and the municipality of Shanghai, which represented 23.1%, 19.9%, 7.2%, and 7.2% of our gross revenues in 2003, respectively, and 16.0%, 12.1%, 7.5%, and 7.1% of our gross revenues in 2004, respectively,

•	our ability to expand the content and services that we offer and, in particular, develop and aggregate innovative new content and service offerings, and sources of revenues which are not dependent on the mobile operators,

•	our ability to continue to acquire users through print and broadcast channels in a cost efficient manner,

•	our ability to continue both developing new services internally and aggregating, customizing and localizing content from third parties,

•	the level of billing and transmission failures in the provinces where we derive significant portions of our revenue,

•	competition in our markets, and

•	general economic conditions in China.

Our Corporate Structure

          We commenced operations as a business division of Intrinsic China Technology Ltd., which was incorporated in the Cayman Islands in November 1999. In April 2001, our affiliated business division which focused on wireless data software was spun-off to a newly established holding company, Intrinsic

Technology (Holdings) Ltd., and our company was renamed Linktone Ltd. Due to the significance of the spun-off division relative to that of our company, the transaction was accounted for as a reverse spin-off with our company as the spinnee for accounting purposes.

          We conduct our business in China solely through our wholly owned subsidiaries, which were Linktone Consulting and Shanghai Huitong in 2004. In order to meet ownership requirements under Chinese law which restrict Linktone, as a foreign company, from operating in certain industries such as value-added telecommunication and Internet services, we have established two PRC affiliated companies: Shanghai Weilan, which is 50.0% owned by each of two of our shareholders, Ankai Hu and Dong Li, and Shanghai Unilink, which is 50.0% owned by our Vice President of Product Development, Jing Wang, and 50.0% owned by our Vice President of Business Development, Wei Long (Mr. Long was recently replaced by another of our employees as discussed under Item 4.A of this annual report under the heading “Recent Developments”). Prior to August 2004, Shanghai Unilink was 90.0% owned by Shanghai Weilan, 5.0% owned by our chief executive officer, Raymond Lei Yang, and 5.0% owned by our former financial controller, Simon Minsheng Du. The shareholding structure of Shanghai Unilink was restructured to its current form so that Shanghai Unilink could be eligible to receive an inter-provincial value-added telecommunication services license with the Ministry of Information Industry. We hold no ownership interest in Shanghai Weilan or Shanghai Unilink. Shanghai Weilan is a party to all of our contracts with China Mobile and some of our contracts with China Unicom. Shanghai Unilink is in the process of assuming Shanghai Weilan’s contracts with China Unicom and some of our contracts with China Mobile.

          We, Shanghai Weilan, Shanghai Unilink and their respective shareholders are parties to a series of agreements governing the provision of our wireless value-added services and the operation of our Web site. In addition, at December 31 2004, we had provided long-term loans with an outstanding balance of approximately RMB2.5 million ($0.3 million) to each of Ankai Hu and Dong Li, respectively. We have also provided long-term loans with total principal of RMB5.0 million ($0.6 million) to each of the shareholders of Shanghai Unilink. The proceeds from these loans have been used to fund investments in Shanghai Weilan and Shanghai Unilink. See “Arrangements with Consolidated Affiliates” below.

          Our primary internal source of funds is dividend payments from Linktone Consulting and Shanghai Huitong. Under current Chinese tax regulations, dividends paid to us are not subject to Chinese income or withholding tax. However, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, Linktone Consulting and Shanghai Huitong are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends.

Arrangements with Consolidated Affiliates

          Current Chinese laws and regulations impose significant restrictions on foreign ownership of value-added telecommunication services businesses in China. Therefore, we conduct all of our operations in China through a series of agreements with our affiliated Chinese entities, which were Shanghai Weilan and Shanghai Unilink in 2004. We do not hold any ownership interest in our affiliated Chinese entities.

          Shanghai Weilan and Shanghai Unilink are variable interest entities under FASB Interpretation

No. 46, or FIN 46, and accordingly, have been consolidated into our financial statements. Transactions between these entities and our company and subsidiaries are eliminated in consolidation.

          We believe that the terms of these agreements are no less favorable than we could obtain from disinterested parties. The material terms of the agreements among us, our respective affiliated Chinese entities and their shareholders are substantially identical except for the amount of the loans extended to the shareholders of each entity and the amount of license fees paid by each entity. We believe that the shareholders of Shanghai Weilan and Shanghai Unilink will not receive any personal benefits from these agreements, except as shareholders of our company. The principal terms of these agreements with Shanghai Weilan and Shanghai Unilink are described below.

          Powers of Attorney. Each of the shareholders of Shanghai Weilan has irrevocably appointed Raymond Lei Yang, the chief executive officer of Linktone Ltd., as attorney-in-fact, and each of the shareholders of Shanghai Unilink has irrevocably appointed Raymond Lei Yang, as attorney-in-fact, to vote on their behalf on all matters on which they are entitled to vote with respect to Shanghai Weilan or Shanghai Unilink, as the case may be, including matters relating to the transfer of any or all of their respective equity interests in our affiliated Chinese entities and the appointment of the directors and general manager of our affiliated Chinese entities. The term of each of the powers of attorney is 10 years. These powers of attorney do not extend to votes by the shareholders of our company or subsidiaries.

          Because the purpose of the irrevocable powers of attorney is to allow us to exercise sufficient control over our affiliated Chinese entities, each such power by its terms is valid only for so long as the designated attorney-in-fact remains an employee of one of our subsidiaries. If the attorney-in-fact ceases to be an employee of any of our subsidiaries or if our subsidiaries otherwise issue a written notice to dismiss or replace the attorney-in-fact, the power of attorney will terminate automatically and be re-assigned to another employee.

          Operating Agreements. We guarantee the performance by our affiliated Chinese entities of contracts, agreements or transactions with third parties. In return, our affiliated Chinese entities have granted us a security interest over all of their assets, including all of their accounts receivable. We also have the right of first refusal with respect to future loan guarantees. In addition, our affiliated Chinese entities and their shareholders have each agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect their assets, rights and obligations, or business without our prior written consent. They will also appoint persons designated by us as the directors, officers and other senior management personnel of our affiliated Chinese entities, as well as accept our guidance regarding their day-to-day operations, financial management and the hiring and dismissal of their employees. While we have the right to terminate all our agreements with our affiliated Chinese entities if any of our agreements with them expires or is terminated, our affiliated Chinese entities may not terminate the operating agreements during the term of the agreements, which is 10 years.

          Exclusive Technical Consulting and Services Agreements. We provide our affiliated Chinese entities with exclusive technical and consulting services related to our website and office network. The term of these technical consulting and services agreements is 10 years. We are also the exclusive provider of other services such as technical support, sales, marketing, legal, finance and office administration, to our affiliated Chinese entities. The term of these services agreements is 1 year. We charged Shanghai Weilan an aggregate fee of $7.8 million for these services for the year ended December 31, 2004. The service fees payable to us are subject to our adjustment from time to time based on the actual operating results of our affiliated Chinese entities.

          Trademark, Domain Name and Software License Agreements. We have granted Shanghai Weilan a license to use our domain name (www.linktone.com). We have also granted our affiliated Chinese entities licenses to use our registered trademarks. Linktone Consulting has also granted Shanghai Weilan and Shanghai Unilink licenses to use certain of its domain names. The licensee of each of the licenses described above pays us an annual license fee of RMB10,000 ($1,208). Because of the insignificant amounts involved, we waived these fees in 2004. In addition, Shanghai Huitong has granted Shanghai Weilan multiple licenses to use various mobile phone software such as SMS platform, database and games. We charged Shanghai Weilan an aggregate fee of $18.4 million for the use of this software for the year ended December 31, 2004.

          The license agreements for trademark and domain names will terminate upon the earlier of 10 years or the expiration of our right to use the relevant domain names and trademarks. The term of the software license agreements is one to two years. Our affiliated Chinese entities cannot assign or transfer their rights under the licenses to any third party, and cannot use the licensed trademarks in television, newspapers, magazines, the Internet or other public media without our prior written consent.

          Domain Name Transfer Arrangements. To ensure we have control over the assets integral to our operations, Shanghai Weilan has transferred to us its ownership rights in its domain name (www.linktone.com.cn) which we have licensed back for Shanghai Weilan’s use in its operations on a non- exclusive basis.

          Contracts Relating to the Exclusive Purchase Right of Equity Interest. Under the Contracts Relating to the Exclusive Purchase Right of Equity Interest among us, the shareholders of Shanghai Weilan and Shanghai Unilink and our affiliated Chinese entities, we or our designee has an exclusive option to purchase from each such shareholder all or part of his or her equity interest in our affiliated Chinese entities at book value, to the extent permitted by Chinese law. The term of these agreements is 10 years, renewable by us for an additional 10-year term at our sole discretion.

          Service Agreements. Under existing service agreements, Messrs. Hu and Li are designated as directors of Shanghai Weilan for a three-year term. All of the equity interests in Shanghai Weilan held by each of these individuals will be transferred to us or our designee upon the individual’s termination of service as a director.

          Loan Agreements. We have extended interest-free loans to the shareholders of Shanghai Weilan and Shanghai Unilink, for the sole purpose of investing in our affiliated Chinese entities as registered capital. The term of these loans in each case is 10 years. Our affiliated Chinese entities can only repay the loans by transferring to us or our designees all of their interest in the entire registered capital of the respective affiliated Chinese entity. The following table sets forth the amount of each loan, the date the loan agreement was entered into, the principal, interest, maturity date and outstanding balance of the loan, the borrower and the affiliated Chinese entity as of December 31, 2004.

Date of loan		Affiliated
Agreement	Borrower	entity	Principal		Interest	Maturity date	Outstanding balance
			(in thousands	(in thousands			(in thousands	(in thousands
			of RMB)	of $)			of RMB)	of $)
November 27, 2003	Ankai Hu	Shanghai Weilan	5,000.0	604.1	None	November 26, 2013	2,798.7	338.1
November 27, 2003	Dong Li	Shanghai Weilan	5,000.0	604.1	None	November 26, 2013	2,365.8	285.8
August 25, 2004 (amending and replacing November 27, 2003 agreement)	Jing Wang (replacing Raymond Lei Yang, a shareholder of Shanghai Unilink until August 2004)	Shanghai Unilink	5,000.0	604.1	None	August 25, 2014	5,000.0	604.1

August 25, 2004 (amending and replacing November 27, 2003 agreement)	Wei Long (replacing Simon Minsheng Du, a shareholder of Shanghai Unilink until August 2004)	Shanghai Unilink	5,000.0	604.1	None	August 25, 2014	5,000.0	604.1

          Equity Interests Pledge Agreements. The shareholders of Shanghai Weilan and Shanghai Unilink have pledged their respective equity interests in our affiliated Chinese entities to guarantee the performance and the payment of the service fee by our affiliated Chinese entities under the Exclusive Technical Consulting and Services Agreements described above. If any of our affiliated Chinese entities breach any of their obligations under the Equity Interests Pledge Agreements, we are entitled to sell the equity interests held by the relevant shareholders, and retain the proceeds of such sale or require any of them to transfer to us his or her equity interest in the applicable affiliated entity.

Critical Accounting Policies

          Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We evaluate our estimates on an on-going basis based on historical experience and on various other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

          We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue and Cost of Services Recognition

          Virtually all of our revenues are derived from wireless value-added services to mobile phone users through the platforms of various subsidiaries of China Mobile and China Unicom. We recognize all revenues in the period in which the service is rendered, provided that persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Fees for these services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered.

          We contract with mobile operators for the transmission of services as well as for billing and collection services. We measure our revenues based on the total amount paid by our customers, which the mobile operators bill and collect on our behalf. For the transmission, billing and collection services, the mobile operators retain a fixed percentage fee. To the extent that the number of SMS and MMS messages sent by us over China Mobile’s network exceeds the number of messages our customers send to us, we must also pay a per message network fee. We also pay China Unicom a per message network fee in most provinces on the same basis.

          The mobile operators provide us statements after month-end indicating the amount of fees that were charged to users for wireless value-added services that we provided during that month and the portion of fees that are due to us in accordance with our contractual arrangements with the mobile operators. The mobile operators deliver these statements to us typically within 20 to 60 days following month-end, and we typically receive payment within 30 to 90 days following receipt of the statement. In addition, we have developed our own internal system that records the number of messages sent to and messages received from mobile users. Generally, there are differences between the expected value of delivered messages and the fees charged by the mobile operators for the delivered messages. These differences may result from the user’s mobile phone being turned off, problems with the mobile operators’ networks or our system or other issues, which prevent delivery of our services to our users. These are known in the industry as billing and transmission failures. We do not recognize revenues for services which result in billing and transmission failures. Billing and transmission failures can vary significantly from month to month, province to province and between mobile operators. The billing and transmission failure rates varied on a monthly basis from 4.0% to 81.0% during 2003 and from 10.0% to 60.0% during 2004. The ratio of operators’ confirmed revenues generated from our services as a percentage of the expected value of delivered messages based on our own internal records increased from an average of 63.1% for 2003 to 66.0% for 2004, as we became more experienced in our estimation methodology and also took into account input from our sales team. Also, if a user does not pay the applicable fees for our services to China Mobile and China Unicom, the mobile operators usually will not pay us for those services, and our expenses incurred in connection with such services are included in our cost of services. In addition, one provincial affiliate of China Unicom, Fujian Unicom, requires us to pay it for its share of the service fees when a customer refuses to pay for a service due to quality or other problems attributable to us.

          We are also required to pay most of our content providers a percentage of the revenue received from or confirmed by the mobile operators with respect to services incorporating the content providers’ products. In calculating the fees payable to these providers, we make estimates to take into account billing and transmission failures which may have been applicable to the services incorporating the providers’ products and reduce the fees payable by us accordingly. Nonetheless, as estimates involve making assumptions which may prove inaccurate, we have in the past paid, and may continue to pay, such providers fees which are disproportionate to what we have been paid for the relevant service. After we make payments to these providers for a particular period, we may ask for refunds or make an additional payment, or make further adjustments or reconciliations with respect to fees payable for future periods as a result of billing and transmission failures arising in prior periods. In November 2004, as part of our ongoing work to test and strengthen internal controls and procedures in accordance with the Sarbanes-Oxley Act of 2002, we identified certain underpayments from us to several of our third party content partners which occurred in the first three quarters of 2004. Accordingly, we recognized an expense of $0.2 million in the fourth quarter of 2004 (included in cost of services), which management has determined is the maximum aggregate amount that remains payable to those content partners for 2004.

          For content providers which are paid on a fixed fee basis, we do not incur additional charges as their content is used. Accordingly, billing and transmission failures do not affect our cost of services for services incorporating content from these providers. For 2004, all of our key content providers were paid an initial fee (or minimum guarantee) and the revenue share to be paid was first offset against the initial fee until the initial fee was fully utilized and then payment was made based on the revenue share amount agreed with content providers.

          We record our revenues in the period in which the services are performed. A substantial portion of our revenue is recorded based on monthly statements received from operators. When a statement is not received before closing our books, we are required to make an estimate of the revenues and cost of services earned during the period covered by the statement. We base our estimates on our internal records and input from our sales team and then factor in an adjustment which takes account of historical experience, in the preceding recent months, of discrepancies between final operator statements and our internal records. These discrepancies are the result of billing and transmission failures which vary in amount from month to month. Given these failures, our estimation will not be the same as actual results.

          In addition, we have been focusing on increasing sales of our wireless value-added services through China Telecom’s and China Netcom’s mobile PHS and PAS networks, which have recently begun to offer value-added services and have not implemented comprehensive billing systems. Moreover, we have been focusing on increasing sales in less economically developed provinces in the central and western parts of China for China Mobile and China Unicom, where the provincial offices of the mobile operators often have also not implemented comprehensive billing systems. As a result, we have on occasion received monthly statements from China Telecom and China Netcom and certain provincial operators of China Mobile and China Unicom in less economically developed provinces significantly later than China Mobile and China Unicom provincial operators in more economically developed provinces. This in turn tends to increase the portion of our revenue that we must estimate for a given quarter. At the same time, China Mobile has substantially completed the implementation of new billing systems in the major provinces in China to enhance customer service. China Unicom is also in the process of implementing similar systems. Due to the complexity of these new billing systems, most provincial and local offices of the mobile operators that implemented these systems have been delivering their monthly statements to us later than had been the case prior to their implementation. We cannot be certain that these increased delivery times will be reduced once the mobile operators become more familiar with the new billing systems. Moreover, the information provided to third party service providers such as our company under these new systems is less detailed in certain respects than before, making revenue estimations somewhat more difficult.

          If an actual discrepancy varies significantly from our estimate, it could result in an overstatement or understatement of revenues and costs of services. The amount of net margin which was based on estimates in 2003 and 2004 was $617,000 and $655,543, respectively. If this estimate was inaccurate by plus or minus 5.0%, our net margin for the year would be overstated or understated, as the case may be, by $31,000 and $32,777, respectively.

          Approximately 95% of our revenues for the fourth quarter of 2004 were confirmed by monthly statements received by us from provincial mobile operators prior to the finalization of the financial statements for that quarter. Since we systematically track monthly discrepancies/failure rates by province using either monthly statements from the operators or our own internal systems, we believe that we are able to make a reasonable estimate of revenues and cost of services based on historical experience when a small portion of provincial operator statements has not been received.

          Our gross revenues include the gross amounts billed to customers, rather than the amounts billed net of the operators’ service and other fees. According to Emerging Issue Task Force Issue No. 99-19, recognizing revenue on a gross basis in this manner is appropriate if we act as a principal, rather than as an agent, in connection with the provision of our services. Factors which support a conclusion that we are acting as a principal include:

     • ability to adjust the cost of services by adjusting the design or marketing of the service,

     • ability to determine prices within ranges prescribed by the operators,

     • assumption of risk of non-payment by customers, and

     • ability to control content of services and suppliers of that content.

          In our case, we have some ability to adjust the ratio of our revenues to cost of services (which include the operators’ service and other fees) by, for example, changing the design and marketing of our services to decrease the number of messages that we send which go unmatched by a user’s reply and thus incur a network fee. In addition, although the prices of our services must be approved by the mobile operators in advance, we have been able to adjust our prices from time to time to reflect or react to changes in the market. The mobile operators will also not usually pay us if users of our services do not pay them and will not pay us if users do not receive the services due to billing and transmission failures.

As a result, we in fact bear the credit and delivery risk for our portion of the revenues generated with respect to our services. Finally, we have discretion to select the content for our services and the providers of that content, provided it does not violate applicable Chinese law or the policies of the mobile operators. Based on these factors, we have concluded that recognizing revenues on a gross basis is appropriate.

Deferred Tax Valuation Allowance

          Our provisions for income taxes, deferred tax assets and liabilities, and the extent to which deferred tax assets can be recognized, are determined by our management. We make a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized based on our estimate of future taxable income and prudent and feasible tax planning strategies. Substantially all of our deferred tax assets relate to Linktone Consulting. Due to changes in our tax planning in 2004, we believe it is likely that Linktone Consulting will generate sufficient taxable income to utilize a portion of its tax loss carryforwards before expiration. As a result, we reduced our valuation allowance from $1.4 million to $0.5 million in the quarter ended December 31, 2004. The reduction in valuation allowance has contributed approximately 7.0% of our net income for the year 2004.

Stock-based Compensation

          Stock-based compensation cost represents the difference between the exercise price of options granted and the fair market value of the underlying stock at the date of measurement. For awards with fixed option terms, the date of measurement is normally the date of grant. For awards with certain contingencies such as performance-based criteria, compensation cost will be re-measured at each interim reporting period end until such uncertainties are removed. Prior to our initial public offering, we reviewed internal and external sources of information to assist in the estimation of fair market value for our ordinary shares, which were subjective in nature and required us to use judgment in applying such information to our stock valuation models. Following our initial public offering, we have determined the fair market value of our ordinary shares by reference to the current trading price of our ADSs on The Nasdaq National Market.

          Deferred stock-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options, which is generally two to four years. The amortization of deferred compensation was $nil, $1.1 million and $2.0 million for 2002, 2003 and 2004, respectively. At December 31, 2004, we had approximately $2.7 million of deferred stock-based compensation, which will be fully amortized by April 2006.

Revenues

          As described in “Critical Accounting Policies — Revenue and Cost of Services Recognition,” we generate revenues primarily from service fees paid by mobile phone users who use our services through China Mobile and China Unicom. Our wireless value-added services fees are charged on a monthly subscription or per use basis. Fees for our 2G SMS-based services currently range from RMB0.1 ($0.01) to RMB2.0 ($0.24) per message and from RMB2.0 ($0.24) to RMB15.0 ($1.81) per month for subscription services. Fees for 2.5G MMS, WAP and Java™ services currently range from RMB1.0 ($0.12) to RMB5.0 ($0.60) per message and from RMB3.0 ($0.36) to RMB30.0 ($3.61) per month for subscription services. Fees for audio-related services range from RMB0.5 ($0.06) to RMB5.0 ($0.60) per audio content download. For 2004, our 2G, 2.5G and audio-related services represented 79.9%, 12.7% and 7.4%, respectively, of our gross revenues.

          In addition to our entertainment-oriented wireless value-added services revenue, we earned 5.8%, 0.4% and 0.1% of our revenues for 2002, 2003 and 2004, respectively, from enterprise solution services which we provide on occasion to corporate customers. These services typically entail distributing SMS messages to the customers of our clients and other consulting work. We do not intend to actively pursue additional clients for these services.

          In the fourth quarter of 2004, we also commenced generating revenues by offering services through the fixed line networks of China Telecom and China Netcom. This revenue was not a significant part of our total gross revenues for 2004. In addition, we offer SMS services over the PHS and PAS networks of China Telecom and China Netcom. In 2004, we did not record any revenue from our SMS services offered over such PHS and PAS networks as those services were only introduced shortly before the end of that year.

Cost of Services

          Our cost of services includes the following:

• Service and network fees payable by us to China Mobile and China Unicom, and to a lesser extent to China Telecom and China Netcom, including network fees and, in the case of the China Unicom’s provincial affiliate in Fujian province, service fees related to services we deliver but for which the customer refuses to pay due to service quality or customer service problems, and

• Payments to certain content and marketing providers for the use of their content.

          Service and network fees are deemed paid to China Mobile and China Unicom when the operators remit to us our portion of the fees paid by users net of the service and network fees described above.

          We pay our content and marketing providers directly, which payments are generally in the form of a fixed periodic fee, or a percentage of our aggregate net revenue received from or confirmed by the mobile operators with respect to services provided that incorporate the providers’ products, or a combination of fixed and variable amounts.

          The following table sets forth the amount of each category of cost of services for the periods indicated:

	Year ended December 31,
	2002	2003	2004
	(audited)	(audited)	(audited)
Cost of services:
Operators’ fees	$1,476,676	$5,303,603	$13,639,288
Payments to content and marketing providers	48,470	515,788	$1,666,128

Total	1,525,146	5,819,391	$15,305,416

Operating Expenses

          Our operating expenses include product development, selling and marketing, and general and administrative expenses.

Product Development Expenses

          Our product development expenses consist primarily of the salary and welfare expenses of our technical support team, which is responsible for our LT-IAG technology platform and other technical support, and our product development team, which focuses on aggregating, customizing and localizing our SMS-based services and next generation products such as MMS, WAP, Java™, IVR and ringback services. This category of expenses also includes depreciation and amortization of computers and software related to the activities of those teams.

          Our SMS-based content and applications have been principally developed in-house. In the first quarter of 2003, we began allocating product development resources to next generation MMS, WAP and Java™ services, as well as audio-related services. We develop slightly more than half of our MMS, WAP, Java™ and audio-related services content in-house with the remainder aggregated from third parties. For the year ended December 31, 2004, approximately 40.0%, 36.4% 10.7% and 12.9% of our product development expenditures were related to our 2G services, 2.5G services, audio-related services and general office information technology support, respectively. We expect that the portion of our product development expenditures devoted to 2.5G and audio-related services will increase moderately in the future.

          Although the monthly statements we receive from the mobile operators do not include breakdowns of gross revenues by service and not all of the affiliates of the mobile operators provide daily reports on services sent and received, we utilize a number of resources to plan and refine our product development activities. For example, our internal records of the services we transmit to the mobile operators for delivery to the ultimate user provide us with extensive information about the popularity of our services, such as gross usage and the number of repeat users. However, we can only estimate the revenue those services generate due to the operators’ unitemized monthly statements. Nevertheless, our focus on maintaining, expanding and strengthening close relationships with China Mobile and China Unicom helps keep us informed as to upcoming marketing and product initiatives by the operators and rollouts of new mobile technology standards, which enables us to tailor our product development efforts to address these trends.

          We depreciate our computer equipment, software and other assets (other than leasehold improvements) on a straight-line basis over their estimated useful lives, which is five years.

Selling and Marketing Expenses

          Our selling and marketing expenses consist primarily of the direct costs attributable to our sales and marketing activities, such as travel, entertainment, advertising expenses and cost of promotions. It also includes the salary and welfare expenses of the staff in our sales department and marketing department, as well as charges imposed on us by the mobile operators for our inadvertent contravention of their customer service policies, which appear as separate charges on the statements we receive from the mobile operators.

Stock-based Compensation

          In November 2003, we adopted our 2000-1 Scheme and 2003 Plan. The 2000-1 Scheme governs all option grants made by us which were outstanding immediately prior to the time that scheme was adopted by our board of directors. We anticipate that all future grants of stock incentive awards will be made pursuant to the 2003 Plan or any other plan adopted from time to time. We grant options to purchase our ordinary shares to employees, directors and consultants. The vesting periods of these options are generally four years. In addition, certain of the options granted were cancelled as a result of the resignation or termination of these personnel.

          Stock compensation cost represents the difference between the exercise price of options granted and the fair market value of the underlying stock at the measurement date. Deferred stock compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options, which is generally four years.

Other General and Administrative Expenses

           Our other general and administrative expenses consist primarily of the salary and welfare expenses of our customer research department, customer service department, business development department and other administrative functions, such as human resources, finance and senior management.

          Shanghai Weilan leases bandwidth from China Telecom’s Shanghai affiliate, and Linktone Consulting leases bandwidth from China Netcom’s Beijing affiliate. Shanghai Weilan also has network servers located in the office of China Telecom’s Shanghai affiliate, for which it pays custody fees. Linktone Consulting has network servers located in data centers operated by China Mobile and China Unicom in Beijing, for which it pays custody fees. These costs are prepaid on a quarterly basis. Bandwidth and server custody fees, office rentals and depreciation charges allocated to these departments are included in general and administrative expenses.

          We depreciate leasehold improvements, which are included in our other general and administrative expenses, on a straight-line basis over the lesser of the relevant lease term or the assets’ estimated useful lives.

Taxation

          Under the current law of the Cayman Islands, we are not subject to tax on income or capital gain. However, our revenues are primarily derived from our Chinese subsidiaries. Chinese companies are generally subject to a 30.0% state enterprise income tax, or EIT, and a 3.0% local tax. Shanghai Huitong, as a “foreign investment production enterprise established in a coastal economic development zone in an old urban district,” is subject to a 24.0% state enterprise income tax and a 3.0% local tax in China. Additionally, Shanghai Huitong is also entitled to an exemption from the state enterprise income and local tax for the first two years after cumulative profitability and a 50.0% reduction for the subsequent three years. Our affiliated Chinese entity, Shanghai Unilink, is currently considered a small business under applicable tax rules, and is subject to a 2.4% tax on its gross revenues, rather than income. Shanghai Weilan initially was also subject to tax on gross revenue rather than income. However, its revenue in 2004 exceeded the revenue ceiling for entities qualified to be taxed under the gross revenues method. Therefore, Shanghai Weilan is subject to a 30.0% EIT and 3.0% local tax for 2004 and thereafter.

          If our income is generated from a permanent establishment in China, the income of such permanent establishment would be subject to a 30.0% national income tax and 3.0% local income tax. Income of our company that is not connected to a permanent establishment in China would be subject to a 10.0% withholding tax on gross receipts from profit, interest, rentals, royalties and other income earned in China. Since Linktone Consulting and Shanghai Huitong, our wholly-owned subsidiaries, are considered permanent establishments in China for tax purposes, the income generated by these two entities is subject to EIT, and the dividend distributed from these two entities to our company is exempt from Chinese withholding tax.

          Payments for software license fees and related technical consulting services provided by Shanghai Huitong to Shanghai Weilan are subject to a 17.0% value-added tax, or VAT. Under applicable tax regulations, Shanghai Huitong is entitled to a tax refund equivalent to a portion of VAT expense in excess of 3%. Shanghai Huitong had invoiced and filed a tax refund application for a total amount of $2.2 million with the Jiading tax bureau. The refundable amount has been reduced to $2 million after review by the tax bureau and this amount has been reflected as a receivable on our balance sheet as of December 31, 2004. We also expect to apply for an additional $0.6 million VAT refund in 2005 which is related to software license fees for 2004. We believe the entire $0.6 million will be refunded.

          We are subject to a business tax on our revenues derived from services in China, which is generally 3.0% - 5.0% of the revenue. Business tax applies to the gross revenues recognized by Shanghai Weilan and Shanghai Unilink and to the service fees charged to those entities by Linktone Consulting and Shanghai Huitong. The business tax shown in our consolidated statements of operations causes a reduction in our revenue, and such tax and comprehensive income/(loss) also includes other revenue-based taxes paid by Shanghai Weilan and Shanghai Unilink.

          Subject to the approval of the relevant tax authorities, Linktone Consulting, our wholly owned subsidiary in China, had total tax loss carryforwards of approximately $3.7 million as of December 31, 2004 for EIT purposes. Approximately $0.1 million, $0.6 million, $2.7 million and $0.3 million of such losses will expire in 2006, 2007, 2008 and 2009, respectively. These tax loss carryforwards give rise to potential deferred tax assets totaling $1.2 million. For more information regarding our tax loss carryforwards and deferred tax assets, see “Critical Accounting Policies — Deferred Tax Valuation Allowance.”

Capital Expenditures

          Our capital expenditures for 2003 and 2004 were approximately $0.3 million and $2.4 million, respectively, consisting of the purchase of computer and office equipment and leasehold improvements. Substantially all of our capital expenditures for 2004 were incurred in connection with the expansion of our business, as well as furniture and computer equipment purchased in connection with our move to new corporate offices in July 2004. Our principal capital expenditures for 2002 consisted of computer and office equipment as well as software for a total of approximately $85,000. We anticipate that we will have capital expenditures in the next 12 months of approximately $1 million for software and technology infrastructure products which we expect to finance with internal funds.

Results of Operations

          The following table sets forth a summary of our audited consolidated statement of operations for the periods indicated and as a percentage of gross revenues. Our historical operating results are not necessarily indicative of the results for any future period.

	Year ended December 31,
	2002		2003		2004
	(audited)%		(audited)%		(audited)%
Gross revenues	$4,309,036	100.0%	$16,601,492	100.0%	$50,318,744	100.0%
Net revenues	4,068,767	94.4%	15,485,670	93.3%	48,083,700	95.6%
Cost of services	(1,525,146)	(35.4)%	(5,819,391)	(35.1)%	(15,305,416)	(30.4)%

Gross profit	2,543,621	59.0%	9,666,279	58.2%	32,778,284	65.2%
Operating expenses:
Product development	(426,872)	(9.9)%	(748,209)	(4.5)%	(2,807,720)	(5.6)%
Selling and marketing	(1,171,988)	(27.2)%	(2,144,540)	(12.9)%	(8,794,568)	(17.5)%
Share-based compensation	—	0.0%	(1,119,529)	(6.7)%	(2,020,807)	(4)%
Other general and administrative	(1,526,724)	(35.4)%	(2,070,141)	(12.5)%	(6,809,947)	(13.5)%

Total operating expenses	(3,125,584)	(72.5)%	(6,082,419)	(36.6)%	(20,433,042)	(40.6)%
Income/(loss) from operations	(581,963)	(13.5)%	3,583,860	21.6%	12,345,242	24.6%
Interest income	46,010	1.1%	32,223	0.2%	815,447	1.6%
Other income	—		—		346,652	0.7%
Income tax benefit/(expense)	—	0.0%	—	0.0%	(997,307)	(2.0)%

Income/(loss) after tax	$(535,953)	(12.4)%	$3,616,083	21.8%	$12,510,034	24.9%

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Gross Revenues

          Gross revenues increased by 203.0% to $50.3 million for the year ended December 31, 2004 from $16.6 million in 2003, primarily as a result of increases in the number of paying users and average revenue per user, particularly for our SMS services, as well as growth in sales of our 2.5G and audio-related services in 2004. We estimate that our user base expanded to an average of 6.8 million users per month during 2004, reaching a peak of an average of 7.2 million users in November 2004, compared with our estimate of an average of 3.3 million users per month during 2003. This increase was due primarily to our ongoing efforts to attract new users from a broader geographic base as well as gaining customers from our competitors through increased marketing channels, especially print and broadcast media channels, and an expanded sales network. Our user base also increased as a result of the overall growth of the wireless value-added services market in China, particularly for 2.5G and audio-related services.

          In addition, we estimate that our average revenue per user increased to $0.61 per month during 2004, reaching a peak of $0.74 in December 2004, compared to $0.54 in the December 2003. This increase was due primarily to our enhanced product portfolio for all categories of our services and the launch of IVR services in April 2004. Growth in sales of our 2G, 2.5G and audio-related services contributed to 70.3%, 19.0% and 10.7%, respectively, of our total increase in gross revenues for 2004 compared to 2003. In 2004, MMS and WAP services accounted for 10.5% and 2.0%, respectively, of our gross revenues. In 2004, ringback and IVR services accounted for 3.5% and 3.7%, respectively, of our gross revenues.

          Although our gross revenues for SMS services increased in 2004 compared to 2003, we experienced a decline in SMS-related revenues between the second and third quarters and between the third and fourth quarters of 2004. These declines resulted principally from the ongoing effects of China Mobile’s implementation of its new platform for customer service and billing management. We anticipate that the roll-out of this platform will continue to adversely affect revenue growth in this area for the near term, although we cannot predict the magnitude or duration of such effects.

Cost of Services

          Our cost of services increased by 163.8% to $15.3 million in 2004 from $5.8 million in 2003, primarily due to the overall growth of our business resulting in increased service and network fees being paid by us to the mobile operators. Cost of services also increased in part due to payments to our content providers and marketing partners under our cooperation agreements with them. In 2004, our total service and network fees paid to the mobile operators were $13.6 million, representing 88.9% of our total cost of services, and fees paid to content and marketing partners were $1.7 million, representing 11.1% of our total cost of services, compared to $5.3 million, representing 91.4% of our total cost of services, and $0.5 million, representing 8.6% of our total cost of services, respectively, for the same period in 2003.

          If we are successful in establishing collaborative relationships or partnerships involving payments to additional domestic and international content providers, or to other parties such as additional handset manufacturers that embed our services in their handsets, we expect that our cost of services may increase.

Operating Expenses

          Our operating expenses increased significantly to $20.4 million in 2004 from $6.1 million in

2003. Operating expenses as a percentage of gross revenues increased from 36.6% in 2003 to 40.6% in 2004. The increase was mainly due to the fact that the rate of growth in our operating expenses, in particular, our selling and marketing and product development expenses, outpaced the rate of growth of our revenue. Depreciation and amortization expenses for computers and equipment in relation to our total operating expenses were not material for 2003 and 2004.

          Product development expenses increased by 300.0% to $2.8 million in 2004 from $0.7 million in 2003, primarily due to an increase in staff costs as a result of additional hiring to expand our product development and technology support teams, which increased from 64 and 30 employees as of December 31, 2003 to 123 and 122 employees as of December 31, 2004. Staff costs for product development increased to $2.4 million, or 11.8% of our total operating expenses, in 2004 from $0.7 million, or 11.3% of our total operating expenses, in 2003.

          Selling and marketing expenses increased by 319.0% to $8.8 million in 2004 from $2.1 million in 2003, primarily due to increased investment in advertising and sales activities in online and offline media, as well as an increase in the number of sales and marketing employees from 97 as of December 31, 2003 to 168 as of December 31, 2004. Such advertising and sales activities increased to $4.3 million, or 21.1% of our total operating expenses, in 2004 from $0.9 million, or 15.0% of our total operating expenses, in 2003. Staff costs increased to $1.9 million, or 9.3% of our total operating expenses, in 2004 from $0.7 million, or 11.7% of our total operating expenses, in 2003. In 2003, substantially all of our sales and marketing expenses were incurred promoting our 2G services. However, in 2004, approximately 55%, 44% and 1% of such expenses were incurred to promote our 2G, 2.5G and audio-related services, respectively. We expect that the major portion of our sales and marketing expenses will be related to our 2.5G and audio-related services in future periods. In addition, our sales and marketing expenses increased in this period because we incurred charges imposed by the mobile operators for the inadvertent contravention of certain of their policies, which totaled $0.7 million in 2004, compared to nil in 2003.

          We recorded stock-based compensation cost in the amount of $2.0 million in 2004, compared to $1.1 million in 2003, primarily due to amortization of stock-based compensation cost related to options granted to our management and certain staff employees in April 2003.

          Other general and administrative expenses increased by 223.8% to $6.8 million in 2004 from $2.1 million in 2003, primarily due to an increase in staff costs as a result of additional hiring of staff from 43 to 105 employees. The majority of new hires were in our finance and human resources departments as well as senior management. These staff costs increased to $2.1 million, or 10.3% of our total operating expenses, in 2004 from $1.1 million, or 17.6% of our total operating expenses, in 2003. An increase in our lease expenses, incurred in connection with our move to new corporate offices in July 2004, in the amount of $0.7 million for the year ended December 31, 2004, also contributed to the increase in other general and administrative expenses.

          We expect other general and administrative expenses to increase as we seek to hire additional experienced management personnel, and as we incur professional service fees, such as for legal and accounting services, in connection with our periodic reporting obligations under the U.S. securities laws as a Nasdaq-quoted reporting company.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Revenues

          Gross revenues increased by 285.3% to $16.6 million in 2003 from $4.3 million in 2002, primarily as a result of the continued increase in sales of our SMS-based services to a larger base of users which was largely attributable to the overall increase in the size of the wireless value-added services market in China.

Cost of Services

          Our cost of services increased by 281.6% to $5.8 million in 2003, compared to $1.5 million in 2002, primarily due to the overall growth of our business resulting in increased service and network fees to the mobile operators. Cost of services also increased in part due to payments to STAR TV for sale of their content under our cooperation agreement. In 2003, our cost of services included total service and network fees of $5.3 million and content and marketing provider costs of $0.5 million, as compared to $1.5 million for total service and network fees and $48,000 for content and marketing provider costs for 2002. Total service and network fees represented 91.1% and 96.8% of cost of services in 2003 and 2002, respectively. Our content and marketing provider costs represented 8.9% and 3.2% of cost of services in 2003 and 2002, respectively.

Operating Expenses

          Total operating expenses increased by 94.6% to $6.1 million in 2003 from $3.1 million in 2002. Operating expenses as a percentage of gross revenues decreased from 72.5% in 2002 to 36.6% in 2003. The decrease was mainly due to the fact that the rate of growth in our revenue outpaced the rate of growth of our operating expenses, in particular our product development and general and administrative expenses. Depreciation and amortization expenses for computers and equipment in relation to our total operating expenses was not material for 2003 and 2002.

          Product development expenses increased by 75.3% to $0.7 million in 2003 from $0.4 million in 2002, primarily due to the expansion of our product development team and our technology support team, which increased from 18 and 13 to 64 and 30 employees, respectively. Product development expenses also increased due to the establishment of our new services team in March 2003, which included 31 employees as of December 31, 2003. Staff costs for product development, which increased from $0.4 million to $0.7 million, comprised 11.3% of our total operating expenses in 2003, compared to 11.8% in 2002.

          Selling and marketing expenses increased by 83.0% to $2.1 million in 2003 from $1.2 million in 2002, primarily due to staff costs that increased by 92.2% from $0.4 million to $0.7 million, as the number of sales and marketing employees increased from 26 to 97. This increase occurred mainly in the third and fourth quarters of 2003. In addition, we introduced a new cash bonus program, based on achievement of individual performance targets related to revenue and sales growth, to further incentivize our sales staff.

          Staff costs, including bonuses, for selling and marketing comprised 11.2% of our total operating expenses in 2003, compared to 11.4% in 2002. Selling and marketing expenses also increased in part due to direct salary and other costs involved in our expanded advertising and sales activities.

          Stock-based compensation was $1.1 million in 2003. We did not have any stock-based compensation in 2002. Substantially all of this charge was related to the amortization of stock-based compensation cost related to options granted to our management and certain staff employees in April 2003.

          Other general and administrative expenses increased by 35.6% to $2.1 million in 2003 from $1.5 million in 2002, primarily due to the expansion of our staff engaged in general administration from 11 to 18. Other general and administrative staff costs, which increased from $1.0 million to $1.1 million, comprised 17.6% of our total operating expenses in 2003, compared to 33.7% in 2002. An increase in our lease expenses and service fees in the amount of $76,000 in 2003 also contributed to the increase in other general and administrative expenses.

B. Liquidity and Capital Resources

          Our primary sources of liquidity have historically been proceeds from our private placements of preferred shares to investors and, more recently, from our initial public offering in March 2004 and cash flow from operations. In the future, we anticipate that our primary sources of liquidity will come from cash flow from operations. The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2002	2003	2004
	(audited)	(audited)	(audited)
Net cash (used in)/provided by operating activities	$(289,525)	$2,880,751	$9,654,127
Net cash used in investing activities	(85,081)	(304,380)	(17,266,029)
Net cash provided by financing activities	1,034,979	—	65,412,638

Net increase in cash and cash equivalents	660,289	2,576,828	57,800,736
Cash and cash equivalents, beginning of year/period	2,375,776	3,036,065	5,612,893

Cash and cash equivalents, end of year/period	$3,036,065	$5,612,893	$63,413,629

          The ability of our subsidiaries to obtain cash or other assets from our affiliated Chinese entities, Shanghai Weilan and Shanghai Unilink, depends on the effectiveness and enforceability of our agreements with those entities and their owners. A description of these agreements is set forth under “Arrangements with Consolidated Affiliates” above. In turn, the ability of our subsidiaries to convert Renminbi into U.S. dollars and transfer them to our company is subject to the Chinese foreign exchange regulations, including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents.

          Pursuant to various software license and service agreements, our subsidiaries charged Shanghai Weilan an aggregate fee of $26.2 million for the year ended December 31, 2004. After these charges, as of December 31, 2004, approximately $7.4 million of profits (determined based on invoiced revenue) remained in Shanghai Weilan. Of this amount, $5.8 million relates to year 2003 while the remaining $1.6 million relates to year 2004. Due to tax planning purposes and because we usually charge our affiliated Chinese entities fees for the current year only, we do not anticipate transferring such cumulative retained profits relating to earlier years to our subsidiaries via service charges in the future. In addition, because Shanghai Weilan is an affiliated entity of us rather than a subsidiary, such profits cannot be transferred to our company in the form of cash dividends. However, our subsidiaries normally have access to the cash or other assets retained in Shanghai Weilan via inter-company advances.

Operating Activities

          Cash provided by operating activities was $2.9 million and $9.6 million for 2003 and 2004, respectively. Cash used in operating activities was $0.3 million for 2002. For 2003 and 2004, cash provided by operating activities consisted primarily of our operating profit. For 2002, cash used in operating activities consisted primarily of our operating loss.

Investing Activities

          Cash used in investing activities in 2002, 2003 and 2004 was approximately $85,000, $0.3 million and $17.2 million, respectively. These cash expenditures consisted primarily of the purchase of short term investments and fixed assets, including computers and office equipment and leasehold improvements, in connection with the expansion of our business.

Financing Activities

          Cash provided by financing activities was $65.4 million for 2004, which consisted of the net proceeds from our initial public offering and from the exercise of stock options. We had no cash provided by or used in financing activities for 2003. For 2002, cash provided by financing activities was $1.0 million, which consisted of the proceeds of our issuance of Series A preferred shares and Series E preferred shares to investors.

          We had no material commitments for capital expenditures as of December 31, 2003 and December 31, 2004. During 2003 and 2004, we spent approximately $0.3 million and $2.4 million, respectively, for renovations of our new corporate offices and the purchase of computer and office equipment.

          We have no written treasury or borrowing policy. We keep almost all of our cash in U.S. dollar or RMB denominated bank accounts, short-term time deposits or short-term, investment grade fixed income securities for two principal purposes: to finance our operations, and to manage the interest rate and currency risks arising from our operations. We adjust the amount of cash held in U.S. dollars and RMB from time to time to maximize our interest rate returns and to ensure that we have sufficient RMB for our operational needs, including for lease and other commitments. We have not historically financed our operations through borrowings and have not used derivative instruments to hedge market risks.

          We believe that current cash and cash equivalents will be sufficient to meet anticipated working capital (net cash used in operating activities), commitments and capital expenditures for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy cash requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, if at all.

C. Research and Development, Patents and Licenses

RESEARCH AND DEVELOPMENT

          We believe that a key part of our future success will depend on our ability to develop and enhance our services by leveraging our expertise in entertainment-oriented wireless value-added services. Our product development activities are led by our 121-member product development department (plus 27 part-time employees) based in Shanghai and Beijing, of which approximately 40 work on new services such as MMS, WAP and Java™ with the remainder focusing on SMS-based services and technical support. Our total expenditures for research and development were $0.4 million, $0.7 million and $2.8 million for the years ended 2002, 2003 and 2004, respectively.

          We develop the content for our services in-house, aggregate it from domestic and international providers or through acquisitions. We plan to enter into additional relationships with domestic and international providers, in particular with respect to the development of games and content for all of our 2.5G services, in order to fully utilize the technological benefits of 2.5G and the sophisticated premium content which users will demand. For aggregated third party content, most of our efforts involve customization, localization and related development activities of the content for the Chinese market to create appealing, user-friendly products. We also intend to make strategic acquisitions such as our recent acquisitions of Brilliant Group and Cosmos Digital in order to build more robust interactive entertainment services.

          Our new services development team in Shanghai and Beijing focuses on MMS and WAP products, as well as Java™ games. We currently develop or aggregate from third parties, particularly from game developers in Japan and Korea, a variety of action and adventure Java™ games (approximately 40% of our Java™ games are aggregated from third parties). For this purpose, we have a game development team which is highly experienced working in the Java™ programming language to customize and localize games for the Chinese market.

          Except for one horoscope service and services related to our relationship with Channel [V], all of our SMS-based services are developed in-house, while approximately 25% and 60% of the content for our MMS services and our ringback services, respectively, are aggregated from third parties.

          Finally, certain provincial and local offices of the mobile operators use different software and technology, and our product development department must conform our services so that they are interoperable with China Mobile’s and China Unicom’s networks at all levels.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

          We rely primarily on a combination of copyright laws and contractual restrictions to establish and protect our intellectual property rights. We require our employees to enter into agreements to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes, whether or not patentable or copyrightable, made by them during their employment are our property. They also sign agreements to substantiate our sole and exclusive right to those works and to transfer any ownership that they may claim in those works to us.

          While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business. We have registered 74 Internet and WAP domain names in English and Chinese, of which our primary domain names are listed below.

•	www.linktone.com,

•	www.linktone.com.cn,

•	www.lt2000.com.cn,

•	www.lt2000.net,

•	www.ul9000.com,

•	www.ul9000.com.cn,

•	www.ul9000.cn,

•	www.soring.cn,

•	www.i-liao.com,

•	wap.linktone.com, and

•	wap.linktone.com.cn.

          We have registered 47 trademarks with China’s Trademark Office and 1 trademark in each of Hong Kong and Singapore, relating to our company name and logo and some of our services. We are in the process of applying for 61 additional trademarks in China, 2 trademarks in the U.S. and one trademark in Taiwan.

          China’s trademark law adopts a “first-to-file” system for obtaining trademark rights. As a result, the first applicant to file an application for registration of a mark will preempt all other applicants. Prior use of unregistered marks, except for statutorily defined “well known” marks, is generally not a basis for legal action in China. We may not be able to successfully defend or claim any legal rights in those trademarks for which applications have been made but for which the Trademark Office has not issued a registration certificate.

          We have also obtained 15 copyright certificates in China for cartoon images used in our Mobile Pet game.

          Many parties are actively developing and seeking patent protection for wireless services-related technologies. We expect these parties to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending that are held by others and that cover significant parts of our technology, business methods or services. Disputes over rights to these technologies are likely to arise in the future. We cannot be certain that our products do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others, as discussed in “Risk Factors — Risks Related to our Company — We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.”

D. Trend Information

     See “Risk Factors” and “Operating and Financial Review and Prospects” above.

E. Off-Balance Sheet Arrangements

     We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F. Tabular Disclosure of Contractual Obligations

          We have entered into leasing arrangements relating to our office premises. We also have commitments in respect of advertising agreements with third parties. The following sets forth our commitments under operating leases and advertising commitments as of December 31, 2004:

	Office	Advertising
	Premises	Commitments	Total
Less than one year	$1,238,610	$1,223,391	$2,462,001
1 - 3 years	1,168,622	—	1,168,622
3 - 5 years		—	—
More than 5 years	—	—	—

Total	$2,407,232	$1,223,391	$3,630,623

Other than the obligations set forth above, we do not have any long-term commitments.

Inflation

          Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was (0.8%), 1.2% and 3.9% in 2002, 2003 and 2004, respectively.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

          Our exposure to risk for changes in interest rates relates primarily to our investments in short-term financial instruments. Investments in both fixed rate and floating rate interest earning instruments carry some interest rate risk. The fair value of fixed rate securities may fall due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Partly as a result of this, our future interest income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we are forced to sell securities that have fallen in estimated fair value due to changes in interest rates. However, as substantially all of our cash equivalents consist of bank deposits and short-term money market instruments, we do not expect any material change with respect to our net income as a result of an interest rate change.

Foreign Currency Risk

          Substantially all our revenues and expenses are denominated in Renminbi, but a substantial portion of our cash is kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, our cash flows and revenues will be affected by the foreign exchange rate between U.S. dollars and Renminbi. It is possible that the Chinese government may elect to loosen its current controls over the extent to which the Renminbi is allowed to fluctuate in value in relation to foreign currencies. Our business and the price of our ordinary shares and ADSs could be negatively affected by a revaluation of the Renminbi against the U.S. dollar or by other fluctuations in prevailing Renminbi-U.S. dollar exchange rates. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our cash flows would be reduced which could materially adversely affect our business. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

          We have experienced de minimis foreign exchange gains or losses to date. However, we do not engage in any hedging activities, and we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Recent Accounting Pronouncements

          On March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-

06”). EITF No. 03-06 provides guidance regarding the computation of earnings per share by companies that have issued securities other than common shares that entitle the holder to participate in dividends and earnings of the company. In addition, EITF No. 03-06 provides further guidance on what constitutes a participating security and requires the application of the two-class method in determining earnings per share. EITF No. 03-06 is effective for the quarter ending June 30, 2004. Our company has adopted EITF No. 03-06 for the year ended December 31, 2004 and has retroactively applied the consensus in determining the earnings per share for year ended December 31, 2002 and 2003. The retroactive application of EITF 03-06 resulted in a reduction of $0.02 to the earnings per ordinary share for the year ended December 31, 2003, and had no impact to the earnings per share or diluted earnings per share for all other prior periods.

          In December 2004, the FASB issued its final standard on “Accounting for Share-Based Compensation”, FASB Statement No. 123R (revised 2004), Share-Based Compensation (“SFAS 123R”), that requires companies to expense the value of employee stock options and similar awards. This Statement supersedes APB No. 25. Under SFAS 123R, share-based compensation will be measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest. SFAS 123R is effective for public companies for annual periods beginning after June 15, 2005 and applies to all outstanding and unvested share-based payment awards at a company’s adoption date. Under SFAS 123R, our company can select from three transition methods: (1) the modified prospective method, where the expenses related to unvested but still outstanding options as calculated under the original SFAS 123 are charged to expense without any change in measurement; (2) a variation of the modified prospective method, where in addition to (1), a restatement for prior interim periods using our prior SFAS 123 pro forma disclosure amounts is allowed; and (3) the modified retrospective method, where all prior period financial statements are retroactively restated based on pro forma disclosures as calculated under the original SFAS 123R. All options issued after adoption of SFAS 123R should be accounted for under that standard. We are currently evaluating the requirements of SFAS 123R and the impact on our consolidated results of operations and earnings per share.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

          The names of our current directors, director nominees and executive officers, their ages as of June 1, 2005 and the principal positions with Linktone held by them are as follows:

Name	Age	Position	Class	Term of Office
Elaine La Roche (1)(2)	55	Chairperson of the Board	II	3 years
Jun Wu (3)	33	Director	III	3 years
York Chen (2)(3)	51	Director	I	3 years
Thomas Hubbs (1)(2)	60	Director	II	3 years
Derek Sulger (1)	33	Director	III	3 years
David C. Wang (2)	61	Director	I	3 years
Raymond Lei Yang (3)	48	Chief Executive Officer and Director	III	3 years
Michael Guangxin Li	38	Chief Operating Officer
Mark Begert	32	Director nominee and Chief Financial Officer (until May 31, 2005)
Colin Sung	39	Chief Financial Officer (from June 1, 2005)
Xin Ye	41	Chief Technology Officer

(1)	Member of audit committee.

(2)	Member of compensation committee.

(3)	Member of nominating committee.

          The company’s Amended and Restated Memorandum and Articles of Association provide for the division of the board of directors into three classes: Class I directors (currently York Chen and David C. Wang), Class II directors (currently Elaine La Roche and Thomas Hubbs) and Class III directors (currently Jun Wu, Derek Sulger and Raymond Lei Yang). The initial terms of the Class I, II and III directors expire upon the election and qualification of directors at the annual general meetings to be held on 2005, 2006 and 2007, respectively. At each annual general meeting, directors who are elected will serve a three-year term until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company.

Biographical Information

          Elaine La Roche has served on our board since February 2004. She is currently an investment executive with Cantor Fitzgerald, a global financial services provider. From June 2000 until April 2005, Ms. La Roche was the Chief Executive Officer of Salisbury Pharmacy Group, which is in the business of acquiring, restructuring and operating independent community pharmacies in the Northeastern United States. From February 1998 to June 2000, Ms. La Roche was seconded from Morgan Stanley to serve as the Chief Executive Officer of China International Capital Corporation, a joint venture investment bank in the People’s Republic of China in which Morgan Stanley is a primary shareholder. Prior to that, she worked at Morgan Stanley from May 1978 to February 1998, including as a Managing Director since 1987 where she served in various capacities including as Chief of Staff to the Chairman and President of Morgan Stanley. Ms. La Roche graduated from Georgetown University School of Foreign Service with a degree in International Affairs and from the American University with a Masters of Business Administration in finance.

          Jun Wu has served as a director since April 2001. Mr. Wu is one of our founders and served as Chairman of our Board before our initial public offering in March 2004. From November 1999 until November 2002, Mr. Wu was also the Chief Executive Officer and Chairman of the Board of Intrinsic Technology, a wireless data software developer in China. Prior to 1999, he was the Chief Systems Architect for Sendit AB, a Swedish-based mobile messaging company until May 1999. Mr. Wu received a first degree in Computer Science from the Imperial College of Science and Technology at the University of London.

          York Chen has served as a director since April 2001. Since March 2000, Mr. Chen has served as President and Managing Partner of Acer Technology Ventures Asia Pacific Ltd., which is the venture capital arm of Acer Group, one of the world’s largest high tech groups originated in Greater China. Prior to that, he was a Managing Director of Acer Computer International, a subsidiary of Acer Group. He was also a director of Intrinsic Technology, a wireless data software concern which was spun off from our company. Mr. Chen holds a Bachelor of Science degree from National Taiwan University and a Masters of Business Administration degree from Fordham University. Effective as of the date of completion of our 2005 annual general meeting of shareholders, Mr. Chen will resign from our Board.

          Thomas Hubbs has served on our board since February 2004. He is an Executive Vice President and the Chief Financial Officer of Bytemobile, Inc., a Silicon Valley-based mobile technology company, where he has worked since October 2001. From December 1995 to April 1998 and from October 1998 to August 2001, he worked at InterWave Communications International, Ltd., a provider of wireless microcellular network equipment, most recently as an Executive Vice President and Chief Financial Officer of the company. From April 1998 to October 1998, he served as the Senior Vice President and

Chief Financial Officer of Walker Interactive Systems, Inc., a client-server/network computing application software developer. He currently serves on the Board of Directors of DCL Corporation and Provista Software International, Inc. Mr. Hubbs graduated from Lehigh University with a Bachelor of Science in Business Administration and received a Masters of Business Administration from the University of Santa Clara.

          Derek Sulger served as a director from April 2001 until November 2002, and has served again as a director since July 2003. Mr. Sulger serves as Executive Director and Chief Financial Officer of SmartPay Jieyin Ltd., a Shanghai-based payment technology company which he co-founded. He also serves as the co-chairman of Lunar Group, an investment holding company which was the original investor in our company. Mr. Sulger is one of our founders and he served as Executive Director and Chief Financial Officer of our company from April 2000 through April 2001. From April 2001 through September 2002, he served as Executive Director and Chief Operating Officer of Intrinsic Technology, a wireless data software concern which was spun off from our company. From July 1993 until April 2000, he worked at Goldman Sachs in London and New York, most recently as an Executive Director in the Fixed Income, Currency and Commodities Division. Mr. Sulger graduated cum laude from Harvard University with a Bachelor of Arts degree.

          David C. Wang has served on our board since February 2004. Since November 2002, he has worked as the President of Boeing China where he leads Boeing’s growth and localization in the region. Prior to joining Boeing, he worked at General Electric for more than 20 years, most recently as Chairman and Chief Executive Officer of General Electric China and as a member of the corporate business development group. Mr. Wang graduated magna cum laude from St. Louis University with a Bachelor of Science degree in Electrical Engineering and holds a Master of Science degree in Electrical Engineering from the University of Missouri.

          Raymond Lei Yang has served as our Chief Executive Officer and a director since March 2003. From June 2001 until November 2002 and from April 1999 until June 2001, he was an Executive Vice President and Chairman of the Board, and Chief Executive Officer, respectively, of Rivalwatch, Inc., a California-based Internet company. Prior to that, he worked as the Chief Executive Officer of Saratoga Technology International, a software distributor and technology company in China. He has a Bachelor of Engineering degree from Tsinghua University and a Masters of Engineering degree from the Electronic Power Research Institute.

          Michael Guangxin Li has served as our Chief Operating Officer since March 2003. From August 2000 until February 2003, he was Senior Vice President of Operations and Strategy at Newpalm (China) Information Technology Co., Ltd., a wireless value-added service provider in China. Prior to that, he worked as an associate at Mercer Management Consulting, a corporate strategy and operations consulting firm, from August 1999 to August 2000 and as a sales manager and director at IBM in China from August 1991 to October 1997. Mr. Li graduated from Beijing University with a degree in Mechanical Engineering and from the Wharton School, University of Pennsylvania, with a Masters of Business Administration.

          Mark Begert served as our Chief Financial Officer from April 2001 when our affiliated business division, which focused on wireless data software, was spun-off to a newly established holding company, Intrinsic Technology, until May 31, 2005. Our board has nominated Mr. Begert for election at our 2005 annual general meeting of shareholders as a Class I director. Previously, he managed the corporate finance, investor relations and corporate communications departments of Intrinsic Technology from May 2000 to April 2001. From June 1994 until May 2000, Mr. Begert was a Vice President and manager in the fixed income capital markets group of Merrill Lynch. Mr. Begert graduated cum laude from Harvard University with a Bachelor of Arts degree.

          Colin Sung has served as our Chief Financial Officer since June 1, 2005. From June 2004 until April 2005, Mr. Sung served as corporate controller of UTI, United States, Inc., a subsidiary of International Freight Forwarder, which is listed on The Nasdaq National Market. From August 2001 until May 2004, he was the Vice President of Finance and Corporate Controller of USF Worldwide, Inc., a subsidiary of USFreightways, which is listed on The Nasdaq National Market and was acquired by GPS Logistics in October 2002. Mr. Sung has a Bachelor of Science degree from William Paterson University and a Masters of Business Administration degree from American Intercontinental University.

          Xin Ye has served as our Chief Technology Officer since December 2003. From January 2002 until November 2003, Mr. Ye was Chief Technology Officer at Censoft, Microsoft’s first joint venture in China, where he developed Web-based and wireless product platforms for enterprise service providers. From May 2000 until June 2001, Mr. Ye served as Chief Technology Officer for Sohu.com, Inc., a national Internet portal in China, which is listed on The Nasdaq National Market, where he was responsible for managing the technology group. Prior to working for Sohu.com, Inc., he worked with MARIMBA, a U.S.-based software vendor. Mr. Ye has a Bachelor of Science degree in Computer Engineering from Tsinghua University and a Masters of Science degree in Computer Science from Marquette University.

          None of the directors or executive officers of our company were selected pursuant to arrangements or understandings with our major shareholders, customers, suppliers or others.

B. Compensation

Compensation to our Directors

          In 2004, we paid an aggregate of $158,760 to our non-executive directors. In addition, we granted stock options in 2004 under our 2003 Stock Incentive Plan (the “2003 Plan”) to our executive director, Raymond Lei Yang, who received 250,000 ordinary shares subject to stock options, and to certain of our non-executive directors, Elaine La Roche, Thomas Hubbs and David C. Wang, each of whom received 33,333 ordinary shares subject to stock options. Directors who are also employed by our company do not receive separate fees as our directors.

          All of our current directors have entered into indemnification agreements in which we agree to indemnify, to the fullest extent allowed by Cayman law, our charter documents or other applicable law, those directors from any liability or expenses, unless the liability or expense arises from the director’s own willful negligence or willful default. The indemnification agreements also specify the procedures to be followed with respect to indemnification. We currently maintain directors’ and officers’ liability insurance on behalf of our directors and officers.

Executive Officer Compensation

          The following table sets forth certain information concerning compensation paid during 2004 to our executive officers:

			Long-Term
	Annual Compensation		Compensation
			Ordinary Shares		All Other
	Salary	Bonus	Underlying Options		Compensation
	(US$)	(US$) (1)	(#)		(US$)
Raymond Lei Yang, Chief Executive Officer	257,912	120,000	250,000	(2)	25,274	(3)
Michael Guangxin Li, Chief Operating Officer	190,677	70,000	125,000	(2)	16,802	(3)
Mark Begert, Chief Financial Officer (4)	148,783	80,000	175,000	(2)	13,141	(3)
Xin Ye, Chief Technology Officer	136,413	60,000	100,000	(2)	16,079	(3)

(1)	The bonus amounts earned were based upon our company’s achievement of certain corporate financial performance goals and designated individual goals established during the fiscal year.

(2)	These options have an exercise price of $1.04 and expire on July 18, 2014.

(3)	Consists of expenses paid to the executive officer for housing allowance, transportation, education and health insurance expenses.

(4)	Mr. Begert resigned as our Chief Financial Officer on May 31, 2005, but continued as an employee until June 14, 2005.

     Full-time employees of our company and our subsidiaries in China also participate in a government-mandated multi-employer defined contribution plan pursuant to which pension benefits, medical care, unemployment insurance and other welfare benefits are provided to those employees. The total provision for such employee benefits, corresponding to the full amount of our company’s obligation in connection therewith was $0.7 million for 2004.

Employment Agreements

General

          We have entered into employment and related agreements with Raymond Lei Yang, Michael Guangxin Li, Mark Begert, Colin Sung and Xin Ye as described below. The employment agreement with Mark Begert has been terminated by an employment separation agreement, which is also described below.

          These employment agreements provide that our obligations to compensate each officer will terminate if that officer resigns other than for a good reason or is discharged by us for cause or gross negligence, as determined by a majority of our board of directors. However, if an officer is terminated without cause or resigns for good reason, we are obligated to provide severance benefits to that officer. The term “cause” includes actions by the officer involving:

•	a crime involving dishonesty, breach of trust or physical harm to any person,

•	conduct which is in bad faith and materially injurious to the company, including misappropriation of trade secrets, fraud or embezzlement,

•	a material breach of the employment agreement or its related agreements,

•	refusal to follow or implement a company directive, or

•	malfeasance or other similar conduct.

          The term “good reason” includes:

•	changes in the officer’s position which materially reduce his level of responsibilities, duties or stature,

•	a reduction in the officer’s compensation, or

•	relocation of the officer’s principal place of employment by more than 50 miles.

          In the case of Messrs. Yang, Li, Begert and Ye, the severance benefits include a payment by us equal to their then-current monthly rate of compensation, multiplied by three plus the number of years such officer has been employed by us as of the termination date. In the case of Mr. Sung, his severance benefits include a payment by us equal to (i) his then-current monthly rate of compensation multiplied by three plus the number of years such officer has been employed by us as of the termination date and (ii) the annualized value of his housing, insurance, education and tax advisory service allowance multiplied by three plus the number of years such officer has been employed by us as of the termination date and then divided by twelve. The executive officers are also entitled to exercise their stock options which have vested at the time of the termination without cause or resignation for good reason, and to health benefits for a period of six months thereafter.

          In addition, if a change of control occurs with respect to our company and an officer is terminated without cause or resigns for good reason, then we will be obligated to pay severance benefits in an amount equal to the greater of six times the then current monthly compensation of the officer, or 12 months’ salary. This severance amount will be reduced by any compensation paid to the officer between the change in control and the termination or resignation date.

          The employment agreements for Messrs. Yang, Li, Begert and Ye also provide for the grant of options to acquire 250,000, 125,000, 175,000 and 100,000 of our ordinary shares, respectively, at an exercise price of $1.04 per share (which are in addition to the option grants previously made to these officers). The employment agreement for Mr. Sung provides for the grant of an option to acquire 1,000,000 of our ordinary shares at an exercise price of $0.676 and a potential future grant of an option to acquire an additional 360,0000 of our ordinary shares on January 1, 2006 if certain milestones are met. Each of the aforementioned options vest over a period of four years and are subject to the terms of the 2003 Plan. In the event that Messrs. Yang or Li is terminated by us without cause or leaves voluntarily for any reason, the lesser of 25% of the total number of stock options held by such officer (excluding the recent grant of options described above) or 100% of the unvested options held by such officer (excluding the recent grant of options described above) shall automatically vest immediately prior to the date of his termination. The foregoing provision also applied to Mr. Begert prior to the effectiveness of his employment separation agreement.

Employment Separation Agreement of Mark Begert

          In May 2005, we entered into an employment separation agreement with Mr. Begert, whereby we terminated his existing employment agreement and agreed to the following arrangements to be effective upon his last day of employment:

•	payment of the severance benefits as described above, including the entitlements related to the exercise of stock options and health benefits,

•	payment of annual performance bonus which is tied to Mr. Begert’s and our company’s performance in 2004, when and if determined by our Board, and

•	continued monthly vesting of his unvested stock options until April 2006.

          In exchange for the continued vesting of his unvested stock options, Mr. Begert has agreed to waive any acceleration of vesting with respect to his stock options, which otherwise may have been triggered due to his departure from our company.

Proprietary Rights and Information and Non-competition Agreements

          Under a proprietary rights and information agreement, each officer agrees, among other things, to assign all rights in company-related inventions to us, and to keep our proprietary information confidential. Under a non-competition agreement or similar non-competition arrangements, each officer is prohibited from directly or indirectly (i) being employed by or participate in the management or operation of any business or entity that is directly competitive with and offering similar products or services as us (or in the case of Mr. Ye, he is prohibited from directly or indirectly engaging or participating in the development, marketing or distribution of wireless media, entertainment and communication services in China in three major categories: personalized media, games and entertainment, and information and communication) for a period of one year after termination of employment for any reason, (ii) soliciting for employment any person who was employed by us during such officer’s employment with us, for a period of two years after termination of employment for any reason or (iii) working for any customer or potential customer of ours during such officer’s employment with us, for a period of two years after termination of employment for any reason.

Option Grants in Last Fiscal Year

          The following table sets forth information regarding stock options granted to our executive officers during 2004:

	Individual Grants
	Ordinary	% of Total
	shares	Options				Potential Realizable Value at
	underlying	Granted to				Assumed Annual Rate of Stock
	options	Employees in	Exercise		Date of	Price Appreciation for Option
Name	granted	fiscal year (1)	price(2)	Date of grant	expiration	Term (3)
						5%	10%
Raymond Lei Yang	250,000	3.5%	$1.04	July 19, 2004	July 19, 2014	US$163,513	US$414,373
Michael Guangxin Li	125,000	1.7%	$1.04	July 19, 2004	July 19, 2014	US$ 81,756	US$207,187
Mark Begert	175,000	2.4%	$1.04	July 19, 2004	July 19, 2014	US$114,459	US$290,061
Xin Ye	100,000	1.4%	$1.04	July 19, 2004	July 19, 2014	US$ 65,405	US$165,749

(1)	Based on a total of 7,165,000 options granted to our employees in 2004, including options granted to the executive officers, but excluding all options which were granted and terminated in that same year.

(2)	The exercise price per share of options granted represented the fair market value of the underlying shares of ordinary shares on the date the options were granted.

(3)	The potential realizable value is calculated based upon the term of the option at its time of grant. It is calculated assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price. The appreciated stock prices used in these calculations do not represent our projections or estimates of the price of our ordinary shares or ADSs. Tax consequences relating to stock option transactions have not been taken into account.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

          The following table sets forth certain information with respect to stock options exercised by the executive officers during 2004. In addition, the table sets forth the number of shares covered by stock options as of December 31, 2004, and the value of “in-the-money” stock options, which represents the difference between the exercise price of a stock option and the market price of the shares subject to such option on December 31, 2004. The closing price of our ADSs as reported on the Nasdaq National Market on December 31, 2004 was $8.40.

			Number of Securities
			Underlying Unexercised		Value of Unexercised
	Shares	Value	Options at		In-the-Money Options at
	Acquired on	Realized	December 31, 2004 (#)		December 31, 2004 (US$)
Name	Exercise	(US$)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable
Raymond Lei Yang	500,000	$457,500	4,131,000	4,759,300	$3,263,490	$3,562,347
Michael Guangxin Li	1,300,000	$1,031,000	2,752,130	4,070,670	$2,174,183	$3,117,079
Mark Begert	None	None	6,037,600	1,285,100	$4,724,185	$876,979
Xin Ye	None	None	325,000	975,000	$26,000	$70,000

(1)	The value realized upon the exercise of stock options represents the positive spread between the exercise price of stock options and the fair market of the shares subject to such options on the exercise date.

Summary of Stock Plans

2003 Stock Incentive Plan

          Our board of directors and shareholders adopted our 2003 Plan in November 2003. Under the 2003 Plan, we may grant awards (as defined below), including incentive stock options (also known as ISOs) within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, to qualifying plan participants who are located in the U.S. or who are U.S. taxpayers. As of December 31, 2004, our board of directors had authorized the issuance of an aggregate of up to 9,610,000 of our ordinary shares under the 2003 Plan. A general description of the terms of the 2003 Plan is set forth below.

Types of Awards. Awards that can be granted under the 2003 Plan consist of:

•	our ordinary shares,

•	options to purchase our ordinary shares,

•	dividend equivalent rights, the value of which is measured by the dividends paid with respect to our ordinary shares,

•	stock appreciation rights the value of which is measured by appreciation in the value of our ordinary shares, and

•	any other securities the value of which is derived from the value of our ordinary shares and which can be settled for cash, our ordinary shares or other securities or a combination of cash, our ordinary shares or other securities.

          Plan Administration. The compensation committee of our board, pursuant to delegated authority, currently administers the 2003 Plan.

          Eligibility. Under the 2003 Plan, awards may be issued to employees, directors or consultants of our company or our subsidiaries, although ISOs may only be issued to our employees or the employees of our subsidiaries.

          Acceleration of Awards upon Corporate Transactions or Changes in Control. The 2003 Plan provides for acceleration of awards upon the occurrence of specified corporate transactions or changes in control. In the event of certain corporate transactions, including specified types of reorganizations and acquisition transactions, each outstanding award granted under the 2003 Plan will automatically become fully vested and exercisable and be released from any restrictions on transfer (other than transfer restrictions applicable to the award) and repurchase or forfeiture rights immediately prior to the specified effective date of the corporate transaction, unless the award is assumed by the successor company or its parent company in connection with the corporate transaction. Upon consummation of the corporate transaction, each outstanding award will be terminated unless the award is assumed by the successor company or its parent company. Assumed options automatically become fully vested and exercisable if the grantee is terminated by the successor company without cause within 12 months of the corporate transaction.

     In the event of a change in control of our company (other than a change in control which is also a specified corporate transaction described in the paragraph above), and upon the termination of the continuous service of a grantee without cause by us or our related parties (including our subsidiaries or other entities in which we or our subsidiaries hold a substantial ownership interest) within 12 months after such change in control, the grantee’s awards will become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at fair market value).

     Evergreen Provision. The 2003 Plan includes a mechanism for an automatic annual increase in the number of ordinary shares available under the plan equal to the lesser of 2.5% of the total shares outstanding or 15,175,000 ordinary shares. This mechanism is known as an “evergreen provision.” Pursuant to the evergreen provision, as of January 3, 2005, the number of ordinary shares available under the 2003 Plan was increased by 6,344,324 shares, resulting in a total of 15,954,324 shares authorized for issuance under the 2003 Plan.

     Awards. Awards under the 2003 Plan are evidenced by an award agreement which contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangement (by reason of death, disability, retirement or otherwise) as have been determined by our board. In addition, in the case of stock options the award agreement also specifies whether the option constitutes an ISO or a non-qualified stock option (also known as NQSOs) and may, but need not, include a provision whereby a grantee at any time during his or her employment with us may exercise any part or all of the award prior to full vesting of the award.

     Exercise Price and Term of Stock Options. An option may be exercised when a holder delivers a written notice of such exercise to us. The option price to exercise the option for our ordinary shares must be paid at the time of exercise in full by cash, check or whole ordinary shares with a fair market value at least equal to the option price (or in another appropriate manner approved by us, such as in a combination of cash and whole ordinary shares or by cashless exercise of options through a broker-dealer).

     Under the 2003 Plan, the exercise price for the options is specified in the award agreement for those options. In any event, the exercise price of ISOs cannot be less than the fair market value of our ordinary shares on the date of grant. However, in the case of an ISO granted to a grantee, who, at the time the ISO was granted, owned stock possessing more than 10.0% of the combined voting power of all classes of our share capital, the option price may not be less than 110.0% of the fair market value of our ordinary shares on the date of grant of such ISO. To the extent that the aggregate fair market value of our ordinary shares subject to options granted as ISOs under the 2003 Plan which become exercisable for the first time by a recipient during any calendar year exceeds $100,000, then options represented by ordinary shares in excess of the $100,000 limitation shall be treated as NQSOs.

     The exercise price for NQSOs is determined by the administrator of the 2003 Plan.

     The term of all ISOs and NQSOs will be stated in the applicable award agreement. The term of an ISO cannot exceed 10 years. In addition, the term of an ISO granted to a person, who, at the time of grant, owns stock possessing more than 10.0% of the combined voting power of all classes of our share capital, is limited to five years from the date of the grant of the award.

     Our First Right of Refusal. Holders of our ordinary shares issued upon the exercise of options are obligated to first offer our company the right to purchase those ordinary shares before selling, hypothecating, encumbering or otherwise transferring any of such ordinary shares. Our first right of refusal will terminate upon the closing of this offering.

     Termination of Service. The period following the termination of a grantee’s employment with us during which the grantee can exercise his or her option, if any, will be provided in the award agreement, and it cannot end later than the last day of the original term of the award. Any ISO granted under the 2003 Plan, if not exercised within the time period provided by law for the exercise of ISOs following the termination of a grantee’s employment with us, shall automatically convert to a NQSO thereafter.

     Amendment or Termination of 2003 Plan. Under the 2003 Plan, our board may at any time terminate, suspend, or amend the 2003 Plan in any respect, except that no termination, suspension or amendment will be effective without shareholder approval if such approval is required to comply with any law, regulation or stock exchange rule and no such change may adversely affect any award previously granted without the written consent of the recipient. The 2003 Plan will expire on the tenth anniversary of the date that it was approved by the shareholders.

2000-1 Employee Stock Option Scheme

     In November 2003, our board of directors approved the 2000-1 Scheme which governs all of our stock option grants outstanding as of that date for an aggregate of 29,991,700 ordinary shares. It is anticipated that all future stock incentive awards will be granted pursuant to the 2003 Plan or any other plan which is adopted from time to time. The 2000-1 Scheme is substantially identical to the 2003 Plan in all material aspects, except for the following:

     Awards. Awards granted under the 2000-1 Scheme consist only of options for our ordinary shares.

     Evergreen Provision. The 2000-1 Scheme does not contain an evergreen provision as described above.

     Exercise Price. NQSOs granted pursuant to the 2000-1 Scheme can have an exercise price of no less than 85% of the fair market value of our ordinary shares on the date of grant.

     Acceleration of Awards upon Corporate Transactions or Changes in Control. The 2000-1 Scheme’s provision for acceleration of the vesting of awards upon the occurrence of specific significant corporate transactions does not depend on whether the options are assumed by the successor company or its parent company. In addition, the vesting of awards will accelerate in the event of a change in control of our company whether or not the grantee’s continuous service is terminated without cause by us or our related parties within 12 months after such change in control.

C. Board Practices

     For information regarding the terms of our current directors and the period during which our officers and directors have served in their respective positions, please refer to Item 6A. “Directors and Senior Management” above.

     During 2004, our board of directors met in person or passed resolutions by unanimous written consent ten times. All of the directors who were serving in office during 2004 attended at least 75% of all the meetings of our board of directors and its committees on which such director served after becoming a member of our board of directors. We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and one of our directors attended the annual general meeting of shareholders held on June 16, 2004. Our board has determined that a majority of our board of directors members, Messrs. Hubbs, Chen, Sulger, Wang, Wu and Ms. La Roche, are “independent” as that term is defined in Rule 4200 of the listing standards of the Marketplace Rules of the Nasdaq Stock Market, Inc. (“Nasdaq”).

     The Board has three committees: the audit committee, the compensation committee and the nominating committee.

     The audit committee held five formal meetings in 2004. The members of the audit committee are Thomas Hubbs (Chairperson), Elaine La Roche and Derek Sulger. The audit committee is composed solely of non-employee directors, as such term is defined in Rule 16b-3 under the Exchange Act and our board of directors has determined that all members of the audit committee are “independent” as that term is defined in Rule 4200(a)(15) of the Marketplace Rules of Nasdaq. The Board has further determined that Mr. Hubbs is an “audit committee financial expert” as defined by Item 16A of Form 20-F.

     The board of directors has adopted a written audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls.

     The compensation committee held three meetings in 2004. The members of the compensation committee are Elaine La Roche (Chairperson), York Chen, David C. Wang and Thomas Hubbs. The compensation committee’s functions are to review and make recommendations to our board regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors. In addition, the compensation committee reviews bonus and stock compensation arrangements for all of our other employees.

     No interlocking relationships have existed between our board of directors or compensation committee and the board of directors or compensation committee of any other company.

     The nominating committee held one meeting in 2004. The members of the nominating committee are Raymond Lei Yang (Chairperson), Jun Wu and York Chen. At or prior to the date of completion of our 2005 annual general meeting of shareholders, Elaine La Roche shall replace Raymond Lei Yang on the nominating committee such that all members of the nominating committee are “independent” as that term is defined in Rule 4200(a)(15) of the Marketplace Rules of Nasdaq. The nominating committee’s functions are to monitor the size and composition of our board of directors and consider and make recommendations to our board of directors with respect to the nomination or election of directors. The nominating committee will consider and make recommendations to our board of directors regarding any shareholder recommendations for candidates to serve on our board of directors. The nominating committee will review periodically whether a more formal policy should be adopted. Shareholders wishing to recommend candidates for consideration by the nominating committee may do so by writing to the Vice President of Legal Affairs of Linktone Ltd. at 5/F, No. 689, Beijing Dong Road, Shanghai, 200001, People’s Republic of China, providing the candidate’s name, biographical data and qualifications, a document indicating the candidate’s willingness to act if elected, and evidence of the nominating shareholder’s ownership of our company’s ordinary shares or ADSs at least 120 days prior to the next annual general meeting to assure time for meaningful consideration by the nominating committee. There are no differences in the manner in which the nominating committee evaluates nominees for director based on whether the nominee is recommended by a shareholder. The company currently does not pay any third party to identify or assist in identifying or evaluating potential nominees.

D. Employees

     At December 31, 2002, 2003 and 2004, we had 89, 234 and 518 full-time employees, respectively.

     The following table summarizes the functional distribution of our full-time employees as of December 31, 2002, 2003 and 2004:

	As of December 31,
Department	2002	2003	2004
Business Development	4	4	9
Customer Research	3	5	8
Customer Service	14	16	52
Finance	5	7	11
Human Resources	2	3	7
Investor Relations	1	1	2
Legal and Administrative	3	7	16
Sales and Marketing	26	97	168
Product Development	18	64	123
Technical Support	13	30	122

Total	89	234	518

     Our product development and other departments also included 5 part-time content editors and 8 service professionals as of December 31, 2004.

     None of our personnel are represented under collective bargaining agreements. We consider our relations with our employees to be good.

E. Share Ownership

     The following table sets forth certain information known to us with respect to the beneficial ownership as of June 1, 2005 by:

•	all persons who are beneficial owners of five percent or more of our ordinary shares,

•	our current executive officers, directors and director nominees, and

•	all current directors, director nominees and executive officers as a group.

     As of June 1, 2005, 257,129,710 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. To our company’s knowledge and unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them.

	Number of Shares
	Beneficially Owned
Name and Address of Beneficial Owners	Number	Percentage
5% or more shareholders
Merry Asia Limited (1)	38,865,549	15.1%

Executive Officers, Directors and Director Nominees (2)
Raymond Lei Yang (3)	6,416,240	2.5%
Michael Guangxin Li (4)	4,509,510	1.7%
Mark Begert (5)	7,100,020	2.7%
Colin Sung	0	*
Xin Ye (6)	525,000	*
Elaine La Roche (7)	33,333	*
Thomas Hubbs (8)	33,333	*
David C. Wang (9)	33,333	*
York Chen (10)	4,845,334	*
Jun Wu (11)	39,205,549	15.2%
Derek Sulger (12)	10,640,156	4.1%
All current directors, director nominees and executive officers as a group (11 persons) (13)	73,341,808	26.9%

(1)	Merry Asia Limited is a British Virgin Islands company which is 100% owned by one of our directors, Jun Wu. Its address is c/o Jun Wu, 5/F, No. 689, Beijing Dong Road, Shanghai, 200001 People’s Republic of China.

(2)	The address of our current executive officers and directors is c/o Linktone Ltd., 5/F, No. 689, Beijing Dong Road, Shanghai, 200001 People’s Republic of China.

(3)	Includes 1,750,000 ordinary shares held by Mr. Yang. Also includes stock options held by Mr. Yang to acquire an aggregate of 4,666,240 ordinary shares which are exercisable within 60 days of June 1, 2005. The options have the following features: (i) 4,603,740 of the options have an exercise price of $0.05 per ordinary share and an expiration date of April 1, 2013 and (ii) 62,500 of the options have an exercise price of $1.04 per ordinary share and an expiration date of July 19, 2014.

(4)	Includes 1,500,000 ordinary shares held by Mr. Li. Also includes stock options held by Mr. Li to acquire an aggregate of 3,009,510 ordinary shares which are exercisable within 60 days of June 1, 2005. The options have the following features: (i) 2,978,260 of the options have an exercise price of $0.05 per ordinary share and an expiration date of April 1, 2013 and (ii) 31,250 of the options have an exercise price of $1.04 per ordinary share and an expiration date of July 19, 2014.

(5)	Includes 33,330 ordinary shares held by Mr. Begert. Also includes 499,750 ordinary shares held by the Mudhouse Trust, of which Mr. Begert and his spouse, Leslie Omana Begert, are the sole grantors and grantees. Also includes stock options to acquire an aggregate of 6,566,940 ordinary shares which are exercisable within 60 days of June 1, 2005. The options have the following features: (i) 75,000 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2010, (ii) 233,300 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2011, (iii) 1,389,400 of the options have an exercise price of $0.072 per ordinary share and an expiration date of March 1, 2011, (iv) 3,200,000 of the options have an exercise price of $0.05 per ordinary share and an expiration date of January 1, 2012, (v) 1,625,490 of the options have an exercise price of $0.05 per ordinary share and an expiration date of April 1, 2013, and (vi) 43,750 of the options have an exercise price of $1.04 per ordinary share and an expiration date of July 19, 2014.

(6)	Includes stock options held by Mr. Ye to acquire an aggregate of 525,000 ordinary shares which are exercisable within 60 days of June 1, 2005. The options have the following features: (i) 500,000 of the options have an exercise price of $0.05 per ordinary share and an expiration date of April 1, 2013 and (ii) 25,000 of the options have an exercise price of $1.04 per ordinary share and an expiration date of July 19, 2014.

(7)	Represents stock options to acquire ordinary shares which are exercisable within 60 days of June 1, 2005. The options have an exercise price of $1.40 and an expiration date of March 3, 2014.

(8)	Represents stock options to acquire ordinary shares which are exercisable within 60 days of June 1, 2005. The options have an exercise price of $1.40 and an expiration date of March 3, 2014.

(9)	Represents stock options to acquire ordinary shares which are exercisable within 60 days of June 1, 2005. The options have an exercise price of $1.40 and an expiration date of March 3, 2014.

(10)	IP Fund One, L.P. directly holds 4,845,334 ordinary shares and is an investment partnership managed by Acer

Technology Ventures Asia Pacific, Ltd., which is controlled by William Lu, Richard Chang and York Chen, one of our directors. Mr. Chen has an interest in this fund but disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(11)	Includes 38,865,549 ordinary shares held by Merry Asia Limited, which is 100% owned by Mr. Wu. Also includes stock options held by Mr. Wu to acquire an aggregate of 340,000 ordinary shares which are exercisable within 60 days of June 1, 2005. The options have the following features: (i) 90,000 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2010 and (ii) 250,000 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2011.

(12)	Includes 50,000 ordinary shares held by Mr. Sulger. Also includes 10,590,156 ordinary shares held by Lunar Group Stokenchurch Partners I LLC (“Lunar”), a Delaware limited liability company, of which Mr. Sulger holds a 0.1% ownership interest therein and his spouse, Michelle Leung Sulger, holds a 99.9% ownership interest therein. As investment manager of Lunar, Mr. Sulger may, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, be deemed to own beneficially the shares held by Lunar due to his voting and dispositive power over the shares.

(13)	This amount also includes 15,207,689 ordinary shares subject to stock options currently exercisable or exercisable within 60 days of June 1, 2005 and 54,301,039 ordinary shares held by Merry Asia Limited, Lunar and IP Fund One, L.P.

     As of June 1, 2005, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

     To our company’s knowledge, each of the following shareholders who held 5% or more of our ordinary shares or ADSs representing ordinary shares immediately following our initial public offering in March 2004, no longer hold 5% or more of our ordinary shares or ADSs representing ordinary shares: LiTech Digital Limited, People Holdings Limited, Lunar Group Ketchum Partners I LLC, Lunar Group Stokenchurch Partners I LLC, IP Fund One, L.P. and Intrinsic Technology (Holdings) Ltd.

     As of June 3, 2005, approximately 10,764,503 of our ordinary shares were held by 22 U.S. holders of record, excluding shares held by our ADS depositary bank, The Bank of New York, on behalf of our ADS holders. On that date, approximately 7,568,892 ADSs outstanding were held by approximately 3,995 U.S. holders of record.

     Our company’s major shareholders do not have different voting rights from each other or other shareholders of our company.

     To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

     To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Please refer to Item 6.E. “Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

     See Item 4.A of this annual report under the headings “History and Development of the Company” and “Recent Developments” and Item 5 of this annual report under the headings “Our

Corporate Structure” and “Arrangements with Consolidated Affiliates” for information regarding our corporate structure and our arrangements with our consolidated affiliates.

     Our primary internal source of funds is dividend payments from Linktone Consulting and Shanghai Huitong. Under current Chinese tax regulations, dividends paid to us are not subject to Chinese income or withholding tax. However, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, Linktone Consulting and Shanghai Huitong are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends.

Other Related Party Transactions

     In August 2003, Index Corp., one of our shareholders, granted us an exclusive license to localize software for the games Legend of Ninja, Star Diver and Magical Shooting for the Chinese market. We pay Index Corp. royalties equal to 50.0% of our after-tax revenue attributable to these games that are compatible with the Java™ environment and 40.0% of our after-tax revenue attributable to games that are pre-installed on mobile phones. This agreement has a term of one year and is automatically renewable year to year unless otherwise terminated by either party.

     In August 2004, we entered into a finder’s fee agreement with Mitsubishi Corporation, or Mitsubishi, one of our shareholders and a holder of registration rights, and appointed Mitsubishi as one of our representatives to procure Japanese content for inclusion in our wireless value-added services and to introduce us to potential content partners. In the event that we or one of our affiliates enters into a license agreement with a Japanese content provider procured with Mitsubishi’s assistance, Mitsubishi will receive 5.0% of the net revenue derived from such license agreement for the period beginning on the effective date of such license agreement until the earlier of the two year anniversary of the launch of commercial services pursuant to such license agreement or the termination of our payment obligations under such license agreement. Our agreement with Mitsubishi is for a one-year term and is renewed automatically each year unless previously terminated by either party.

     In January 2005, we entered into a cooperation agreement with Mitsubishi whereby we license mobile entertainment content from Mitsubishi for distribution in the Chinese market. We pay royalties equal to 45.0% of the net revenue generated from the sales of the entertainment content. This agreement has a term of one year and is automatically renewable year to year unless otherwise terminated by either party.

     In addition, we have entered into a shareholders’ agreement with Mitsubishi, Icon Ventures Asia Limited, IP Fund One, L.P., Index Corp. and Cresciendo Investments Limited pursuant to which such shareholders may require us at any time, subject to certain limitations, to register for public sale all or any portion of our ordinary shares held by such shareholders so long as the aggregate offering price of the registered securities is expected to be at least $10.0 million. In addition, such shareholders are entitled to require us to register their ordinary shares when we register shares to be newly issued by us or to be sold by other shareholders.

C. Interests of Experts and Counsel

     Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

     See Item 18. “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

A.7 Legal Proceedings

     We are not currently a party to any material litigation and are not aware of any pending or threatened litigation.

A.8 Dividend Policy

     We have never declared or paid any cash dividends on our ordinary shares, but it is possible that we may declare dividends in the future. We have historically retained earnings to finance operations and the expansion of our business. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, operating results, capital requirements and such other factors as our board of directors deems relevant.

B. Significant Changes

     See Item 4.A of this annual report under the heading “Recent Developments” and Item 18 of this annual report under the heading “Financial Statements” for information regarding significant changes to us since December 31, 2004.

Item 9. The Offer and Listing

     Not applicable except for Item 9.A.4. and Item 9.C.

     American Depositary Shares, or ADSs, each representing 10 of our ordinary shares, have been listed on the Nasdaq National Market since March 4, 2004. Our ADSs trade under the symbol “LTON”.

     The following table provides the high and low prices for our ADSs on the Nasdaq National Market for (1) each year since our initial public offering, (2) each quarter in the two most recent financial years and the most recent quarter and (3) each of the most recent six months.

	Sales Price
	High	Low

Annual highs and lows
2004 (March 4, 2004 through December 31, 2004)	$19.50	$5.91
2005 (January 1, 2005 through May 31, 2005)	$8.53	$6.00

Quarterly highs and lows
First Quarter 2004	$19.50	$9.69
Second Quarter 2004	$15.24	$7.37
Third Quarter 2004	$12.13	$5.91

	Sales Price
	High	Low

Fourth Quarter 2004	$10.60	$7.01
First Quarter 2005	$8.53	$6.72
Second Quarter 2005	$8.25	$6.00

Monthly highs and lows
December 2004	$10.54	$8.00
January 2005	$8.53	$7.28
February 2005	$8.41	$6.90
March 2005	$7.85	$6.72
April 2005	$7.45	$6.00
May 2005	$8.25	$6.51

Item 10. Additional Information

A. Share Capital

     Not applicable.

B. Memorandum and Articles of Association

     Please see “Description of Share Capital” in our registration statement on Form F-1 filed on February 17, 2004, as amended, with the SEC.

C. Material Contracts

     We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

     China’s government imposes control over the convertibility of Renminbi into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes a daily exchange rate for Renminbi, or the PBOC Exchange Rate, based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC Exchange Rate according to market conditions.

     Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of Renminbi into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the State Administration of Foreign Exchange, or SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations to provide, among other things, that the State shall not impose restrictions on recurring international payments and transfers.

     Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from SAFE.

     Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises.” With such foreign exchange registration certificates (which are granted to foreign investment enterprises upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis) or with the foreign exchange sales notices from the SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

     Over the past several months, the State Development and Reform Commission, or SDRC, and SAFE have promulgated regulations on the exchange control in relation to investments made by Chinese companies and residents in offshore companies and reinvestments in China made by these offshore companies. Pursuant to such regulations, certain investment activities would be subject to more stringent regulatory controls.

     In October 2004, SDRC promulgated an administrative rule for the approval of offshore investment projects. The administrative rule provides that offshore investments made by Chinese companies and residents must be approved by SDRC agencies at the provincial level. If, however, the amount of foreign exchange to be used in such offshore investment exceeds the threshold of US$30,000,000 (for investment in natural resources sector) or US$10,000,000 (for investment in other industry sectors), the offshore investment must be approved by the national SDRC agency. Furthermore, if the amount of foreign exchange to be used in such offshore investment exceeds the threshold of US$200,000,000 (for investment in natural resources sector) or US$50,000,000 (for investment in other industry sectors), the offshore investment must be approved by the State Council.

     In January 2005, SAFE issued a public notice concerning foreign exchange regulations on mergers and acquisitions in China. The public notice states that if an offshore company controlled by Chinese residents intends to acquire a Chinese company, such acquisition will be subject to strict examination by the relevant foreign exchange authorities. The public notice also states that the approval of the relevant foreign exchange authorities is required for any sale or transfer by the Chinese residents of a Chinese company’s assets or equity interests to foreign entities, such as us, for equity interests or assets of the foreign entities.

     In April 2005, SAFE issued another public notice further explaining the January notice. In accordance with the April notice, if an acquisition of a Chinese company by an offshore company controlled by Chinese residents has been confirmed by a Foreign Investment Enterprise Certificate prior to the promulgation of the January notice, the Chinese residents must each submit a registration form to the local SAFE branch with respect to their respective ownership interests in the offshore company, and must also file an amendment to such registration if the offshore company experiences material events, such as changes in the share capital, share transfer, mergers and acquisitions, spin-off transaction or use of assets in China to guarantee offshore obligations. The April notice also provides that failure to comply with the registration procedures set forth therein may result in a restriction on the Chinese company’s ability to distribute profits to its offshore parent company or to pay to the offshore parent company proceeds from any reduction in capital, share transfer or liquidation in respect of its Chinese subsidiaries. Pending the promulgation of detailed implementation rules, the relevant government authorities are reluctant to commence processing any registration or application for approval required under the SAFE notices.

     As a Cayman Islands company, and therefore an offshore company, if we purchase the assets or equity interest of a Chinese company owned by Chinese residents, including those which we will generate revenue from and exercise control over through agreements, such Chinese residents who become our shareholders will be subject to registration procedures described in the aforementioned SAFE notices. Moreover, Chinese residents who are already our beneficial shareholders may be required to register with SAFE or SDRC or both in connection with their shareholdings in us.

     As it is uncertain how the SAFE or SDRC notices will be interpreted or implemented, we cannot predict how they will affect our business operations or future acquisition strategy. For example, our present and prospective Chinese subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be conditioned upon compliance with the SAFE registration requirements by such Chinese residents, over whom we have no control. In addition, we cannot assure you that such Chinese residents will be able to complete the necessary approval and registration procedures required by the SAFE or SDRC notices because we have no control over the outcome of the registration procedures. With respect to our recent acquisitions of Brilliant Group and Cosmos Digital or any future acquisitions of Chinese companies, we cannot assure you that we or the owners of such Chinese companies, each as the case may be, will be able to complete the necessary approvals, filings and registrations required by the aforementioned SAFE or SDRC notices for such acquisitions. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

E. Taxation

     The following summary of the material Cayman Islands and United States federal income tax consequences relevant to the purchase, ownership or sale of our ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor depending on its individual circumstances. Accordingly beneficial owners of shares should consult their own tax advisors regarding the application of the considerations discussed below to their particular situations and the consequences, including U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

Cayman Islands Taxation

     The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to Linktone levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

     The following is a summary of material United States federal income tax consequences under present law relating to the purchase, ownership, and disposition of the ordinary shares or ADSs. This description does not provide a complete analysis of all potential tax consequences. The information provided below is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations, proposed Treasury Regulations, Internal Revenue Service, or the IRS, published rulings and court decisions, all as of the date hereof. These authorities may change, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of ordinary shares or ADSs could differ from those described below. We do not intend to obtain a ruling from the IRS with respect to the tax consequences of acquiring or holding the ordinary shares or ADSs.

     This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	banks or financial institutions,

•	life insurance companies,

•	tax-exempt organizations,

•	dealers in securities or foreign currencies,

•	traders in securities that elect to apply a mark-to-market method of accounting,

•	persons holding ordinary shares or ADSs as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes,

•	persons subject to the alternative minimum tax provisions of the Code, and

•	persons that have a “functional currency” other than the U.S. dollar.

     This description generally applies to purchasers of the ordinary shares or ADSs as capital assets. This description does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular investors.

     Investors considering the purchase of ADSs should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

U.S. Holders

     As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares or ADSs that is:

•	a citizen or resident of the U.S. or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

     If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the ordinary shares or ADSs, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the ordinary shares or ADSs that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the ordinary shares or ADSs.

     For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as owners of the underlying shares represented by such ADSs.

     If you are not a U.S. Holder, this subsection does not apply to you and you should refer to “Non-U.S. Holders” below.

Taxation of Dividends and Other Distributions on Ordinary Shares or ADSs

     Subject to the passive foreign investment company rules discussed below, all distributions to a U.S. Holder with respect to the ordinary shares or ADSs, other than certain pro rata distributions of our shares, will be includible in a U.S. Holder’s gross income as ordinary dividend income when received, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under U.S. federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in the ordinary shares or ADSs, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain. Any gain recognized by a non-corporate U.S. Holder on the sale or exchange of ordinary shares or ADSs generally will be subject to a maximum tax rate of 15%, which maximum tax rate will increase under current law to 20% for dispositions occurring during taxable years beginning on or after January 1, 2009.

     Dividends paid in Renminbi will be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date that the U.S. Holder receives the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the U.S. Holder does not receive U.S. dollars on the date the dividend is distributed, the U.S. Holder will be required to include either gain or loss in income when the U.S. Holder later exchanges the Renminbi for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that the U.S. Holder includes in income when the dividend is received and the amount that the U.S. Holder receives on the exchange of the Renminbi for U.S. dollars. The gain or loss generally will be ordinary income or loss from United States sources. If we distribute as a dividend non-cash property, the U.S. Holder will generally include in income an amount equal to the U.S. dollar equivalent of the fair market value of the property on the date that it is distributed.

     Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ordinary shares or ADSs will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” In particular circumstances, a U.S. Holder that:

•	has held the ordinary shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss,

•	is obligated to make payments related to the dividends, or

•	holds the ordinary shares or ADSs in arrangements in which the U.S. Holder’s expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the ordinary shares or ADSs.

     Distributions to a U.S. Holder of shares or rights to subscribe for shares that are received as part of a pro rata distribution to all our shareholders should not be subject to U.S. federal income tax. The basis of the new shares or rights so received will be determined by allocating the U.S. Holder’s tax basis in the ordinary shares between the ordinary shares and the new shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the new shares or rights will be zero if (i) the fair market value of the new shares or rights is less than 15.0% of the fair market value of the old ordinary shares at the time of distribution and (ii) the U.S. Holder does not make an election to determine the basis of the new shares by allocation as described above. The U.S. Holder’s holding period in the new shares or rights will generally include the holding period of the old ordinary shares on which the distribution was made.

Taxation of Disposition of Ordinary Shares or ADSs

     Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of ordinary shares or ADSs equal to the difference between the amount realized (in U.S. dollars) for the ordinary shares or ADSs and the U.S. Holder’s tax basis (in U.S. dollars) in the ordinary shares or ADSs. The gain or loss will be capital gain or loss. Any gain or loss that you recognize will generally be treated as United States source income or loss, except that losses will be treated as foreign source losses to the extent you received dividends that were includible in the financial services income basket during the 24-month period prior to the sale. If the units are not stock in a passive foreign investment company with respect to a U.S. Holder in either the taxable year of the distribution or the preceding taxable year, the distribution otherwise constitutes qualified dividend income for United States federal income tax purposes, certain holding period and other requirements are met, and the distribution is received in a taxable year beginning prior to January 1, 2009, the distribution will be taxable to a non-corporate U.S. Holder at a maximum rate of 15%.

Passive Foreign Investment Company

     We believe that we are not a passive foreign investment company for U.S. federal income tax purposes, but we cannot be certain whether we will be treated as a passive foreign investment company for any future taxable year. If we are a passive foreign investment company in any year in which a U.S. Holder holds ordinary shares or ADSs, the U.S. Holder generally will be subject to increased U.S. tax liabilities and reporting requirements on receipt of certain dividends or on a disposition of ordinary shares or ADSs, in that year and all subsequent years although a shareholder election to terminate such deemed passive foreign investment company status may be made in certain circumstances. U.S. Holders should consult their own tax advisors regarding our status as a passive foreign investment company, the consequences of an investment in a passive foreign investment company, and the consequences of making a shareholder election to terminate deemed passive foreign investment company status if we no longer meet the income or asset test for passive foreign investment company status in a subsequent taxable year.

 A company is considered a passive foreign investment company for any taxable year if either

•	at least 75.0% of its gross income is passive income, or

•	at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25.0% (by value) of the stock of such corporation.

Our belief that we are not a passive foreign investment company is based on our estimate of the fair market value of our intangible assets, including goodwill, not reflected in our financial statements under U.S. GAAP. In the future, in calculating the value of these intangible assets, we will value our total assets, in part, based on our total market value determined using the average of the quarterly selling prices of the ADSs for the relevant year. We believe this valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of our intangible assets, which may result in our classification as a passive foreign investment company. In addition, if our actual acquisitions and capital expenditures do not match our projections, the likelihood that we are or will be classified as a passive foreign investment company may also increase.

     A separate determination must be made each year as to whether we are a passive foreign investment company. As a result, our passive foreign investment company status may change.

     If we are a passive foreign investment company for any taxable year during which a U.S. Holder holds ordinary shares or ADSs, the U.S. Holder will be subject to special tax rules with respect to:

•	any “excess distribution” that the U.S. Holder receives on ordinary shares or ADSs and

•	any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of the ordinary shares or ADSs, unless the U.S. Holder makes a “mark-to-market” election as discussed below.

     Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares or ADSs,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

     The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the ordinary shares or ADSs cannot be treated as capital, even if the U.S. Holder holds the ordinary shares or ADSs as capital assets.

     A U.S. shareholder of a passive foreign investment company may avoid taxation under the excess distribution rules discussed above by making a “qualified electing fund” election to include the U.S. Holder’s share of our income on a current basis. However, a U.S. Holder may make a qualified electing fund election only if the passive foreign investment company agrees to furnish the shareholder annually with certain tax information, and we do not presently intend to prepare or provide such information.

     Alternatively, a U.S. Holder of “marketable stock” in a passive foreign investment company may make a mark-to-market election for stock of a passive foreign investment company to elect out of the excess distribution rules discussed above. If a U.S. Holder makes a mark-to-market election for the ordinary shares or ADSs, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares or ADSs as of the close of your taxable year over the U.S. Holder’s adjusted basis in such ordinary shares or ADSs. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares or ADSs over their fair market value as of the close of the taxable year only to the extent of any net mark-to-market gains on the ordinary shares or ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares or ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares or ADSs, as well as to any loss realized on the actual sale or disposition of the ordinary shares or ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares ADSs. A U.S. Holder’s basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.

     The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on Nasdaq, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The mark-to-market election would be available to a U.S. Holder unless our ordinary shares or ADSs are delisted from The Nasdaq National Market and do not subsequently become regularly traded on The Nasdaq SmallCap Market or other qualified exchange or market.

     A U.S. Holder who holds our ordinary shares or ADSs in any year in which we are a passive foreign investment company would be required to file IRS Form 8621 regarding distributions received on our ordinary shares and any gain realized on the disposition of our ordinary shares.

Non-U.S. Holders

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends paid by us with respect to our ordinary shares or ADSs unless the income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or ADSs unless such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or the Non-U.S. Holder is a natural person who is present in the United States for 183 days or more and certain other conditions exist.

     Dividends and gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if the Non-U.S. Holder were a U.S. Holder, except that the passive foreign investment company rules will not apply. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30.0% rate or a lower tax treaty rate.

Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to dividends in respect of our ordinary shares or ADSs or the proceeds received on the sale, exchange or redemption of our ordinary shares or ADSs paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

     A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

Enforcement of Civil Liabilities

     We are incorporated in the Cayman Islands because of the following benefits found there:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

     However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

     (1) the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

     (2) Cayman Islands companies may not have standing to sue before the federal courts of the United States.

     Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders be arbitrated.

     A substantial portion of our current operations is conducted in China through our wholly-owned subsidiaries which are incorporated in China or the British Virgin Islands. All or most of our assets are located in China. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

     Maples and Calder, our counsel as to Cayman Islands law, and Fangda Partners, our counsel as to Chinese law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or China would:

     (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

     (2) entertain original actions brought in the Cayman Islands or China against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

     Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

     Fangda Partners has advised us further that the recognition and enforcement of foreign judgments are provided for under Chinese Civil Procedures Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.

F. Dividends and Paying Agents

     Not applicable.

G. Statement by Experts

     Not applicable.

H. Documents on Display

     We have previously filed with the Commission our registration statement on Form F-1 and prospectus under the Securities Act of 1933, as amended, with respect to our ADSs.

     We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

     Our financial statements have been prepared in accordance with U.S. GAAP.

     We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I. Subsidiary Information

     Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     Please refer to Item 5. “Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk.”

Item 12. Description of Securities Other than Equity Securities

     Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of Proceeds

     The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-112903) (the “Registration Statement”) for our initial public offering of 6,140,000 American Depositary Shares, each representing 10 of our ordinary shares, which were sold by us and certain selling shareholders for an aggregate offering price of $85.96 million. Our Registration Statement was declared effective by the SEC on March 3, 2004.

     We received net proceeds of approximately $67.05 million from our initial public offering (taking into account underwriting discounts of approximately $6.02 million, but not taking into account transaction expenses of approximately $1.43 million). None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

     We have used the net proceeds from our initial public offering to satisfy past indebtedness, reduce our accounts payable and to fund expenses primarily for marketing, employee compensation, next generation service research and development, software and technology infrastructure products and other capital expenditures. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

     Credit Suisse First Boston, JP Morgan, Piper Jaffray and CLSA Asia Pacific Markets were the underwriters for our initial public offering.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

     As of the end of the period covered by this report, our principal executive officer and principal financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of Exchange Act. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in by the Securities and Exchange Commission’s rules and regulations, except as disclosed in the following paragraphs.

Changes in Internal Control Over Financial Reporting

     We are aware of the importance of maintaining controls and procedures and are working towards improving our controls and procedures. Beginning with the fiscal year ending December 31, 2006, Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require us to include an internal control report of management with our annual report on Form 20-F. The internal control report must contain (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (3) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not our internal control over financial reporting is effective and (4) a statement that our independent auditors have issued an attestation report on management’s assessment of our internal control over financial reporting.

     In connection with the required Section 404 evaluation described above, we are currently performing the system and process evaluation and testing required (and any necessary remediation) in an effort to comply with such requirements by the effective date for compliance. During the process, we identified certain underpayments from the company to several of its third party content partners which occurred in the first three quarters of 2004. Accordingly, we recognized an expense of $0.2 million in the fourth quarter of 2004 (included in cost of services), which we have determined is the maximum aggregate amount that remains payable to those content partners during 2004. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness will be a key area of focus for our Board of Directors, our Audit Committee and our senior management. This evaluation is expected to underlie the internal control report of management and auditor attestation requirements of Section 404.

     In addition, in the course of their audit, our independent auditors, PricewaterhouseCoopers, have identified a number of areas for improvement. These areas require us to further formalize our policies and procedures over data security, data backup, product development and system changes. Following our identification of the underpayments to certain content providers referenced above and our receipt of this report, we consulted with our audit committee and undertook remedial measures to make these improvements as soon as practicable. Our board of directors and the audit committee have been advised of these issues. Under the supervision and with the participation of our senior management, including our principal executive officer and principal financial officer, we are in the process of conducting a further evaluation of our internal controls over financial reporting. We plan to design enhanced processes and controls to address these and any other issues that might be identified through our review. As we are still in the evaluation process, we may identify other conditions that may result in significant deficiencies or material weaknesses in the future. Should we discover such conditions, we will take action to correct them. We are committed to taking appropriate steps for remediation, as needed.

Item 16A. Audit Committee Financial Expert

     Our board of directors has determined that Mr. Thomas Hubbs qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC and that Mr. Hubbs is “independent” as that term is defined in Rule 4200 of the listing standards of the Marketplace Rules of the Nasdaq Stock Market, Inc.

Item 16B. Code of Ethics

     We have adopted a Code of Business Conduct which applies to our employees, officers and non-employee directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC, and has been included as Exhibit 11.1 to this annual report.

     The Code of Business Conduct is available on our website at www.english.linktone.com. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public. Copies of the Code of Business Conduct will be provided to any shareholder upon written request to the Vice President of Legal Affairs of Linktone Ltd., 5/F, No. 689, Beijing Dong Road, Shanghai, 200001, People’s Republic of China.

Item 16C. Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Accountants

     The following table summarizes the fees charged by PricewaterhouseCoopers (our independent accountants from the fourth quarter of 2000 until the present time) for certain services rendered to our company during 2003 and 2004.

	For the year ended
	December 31,
	2003	2004
Audit fees(1)	$71,000	$325,000
Audit related fees (2)	50,000	300,000
Tax related fees(3)	—	168,562
Other fees(4)	—	114,989

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for our calendar year audits and reviews of financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services related to the audit of our financial statements that are not reported under “Audit fees” and consultation on accounting standards or transactions.

(3)	“Tax related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered for tax compliance, tax advisor and tax planning (domestic and international). These services include assistance regarding federal, state and international tax compliance and tax planning.

(4)	“All other fees” means fees for advisory services for compliance with the Sarbanes-Oxley Act.

Audit Committee Pre-approval Policies and Procedures

     Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers before that firm is retained for such services. The pre-approval procedures are as follows:

•	Any audit or non-audit service to be provided to us by the independent accountant must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

•	The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.

Item 16D. Exemptions from the Listing Standards for Audit Committees

     We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     None.

PART III

Item 17. Financial Statements

     The Company has elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

     The consolidated financial statements for Linktone Ltd. and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits

Exhibit
Number	Document
1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on

Exhibit
Number	Document
Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

2.1	Specimen American Depositary Receipt of the Company (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form F-6 (Registration No. 333-112897) as filed with the Commission on February 17, 2004).

2.2	Specimen Share Certificate of the Company (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

2.3	Deposit Agreement dated March 3, 2004 among the Company, The Bank of New York and owners and beneficial owners of the American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form F-6 (Registration No. 333-112897) as filed with the Commission on February 17, 2004).

2.4	Amended and Restated Shareholders’ Agreement dated as of November 19, 2001 among IP Fund One, L.P., Intrinsic Technology (Holdings) Ltd, Jun Wu, Lee Haichao, Shao Xiaoli and Lunar Occidental Group LLC, Mitsubishi Corporation, Index Corporation, Hong Lim Investment Pte Ltd, the other shareholders of the Company, and the Company (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (Registration No. 33-12903) as filed with the Commission on February 17, 2004).

2.5	Amendment to the Shareholders Agreement dated as of November 19, 2001 (by written resolution of the shareholders of the Company dated December 13, 2002) (incorporated herein by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

2.6	Amendment to Shareholders Agreement dated February 4, 2004 (incorporated herein by reference to Exhibit 4.7 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

2.7	Lock-up Agreement by and among the Company and certain of its shareholders (incorporated herein by reference to Exhibit 4.6 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

2.8	Accession to Lock-up Agreement dated August 30, 2004, by and among the Company and Asiainfo (Indigo) Holdings Ltd, Fidelity Investors III Limited Partnership, Hiking Corporation Ltd, Icon Ventures Asia Ltd, Carlos Cordeiro, Kipp Nelson, Hu An Kai, Greenacre Ventures Ltd., Fidelity International Limited and FIL Ventures Limited.

2.9	Accession to Lock-up Agreement dated August 30, 2004, by and among the Company and IP Fund One, L.P.

4.1	Form of 2000-1 Employee Stock Option Scheme (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.2	Form of 2003 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

Exhibit
Number	Document
4.3	Form of Indemnification Agreement with the Company’s directors and officers (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.4	Employment Agreement dated October 1, 2004 between the Company and Raymond Yang Lei.

4.5	Employment Agreement dated October 1, 2004 between the Company and Guangxin Li (Michael).

4.6	Employment Agreement dated October 1, 2004 between the Company and Ye Xin.

4.7	Employment Agreement dated May 2, 2005 between the Company and Colin Sung.

4.8	Employment Separation Agreement dated May 23, 2005 between the Company and Mark Begert.

4.9	Summary of Key Terms in the Monternet (TM) SMS Cooperation Agreement dated June 18, 2003 between Shanghai Weilan Computer Co., Ltd. and Jiangsu Mobile Communication Co., Ltd. (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.10	Cooperation Agreement dated June 3, 2003 between Shanghai Linktone Consulting Co., Ltd. and Satellite Television Asian Region Limited (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.11	Mobile License Agreement dated May 1, 2003 between Shanghai Linktone Consulting Co., Ltd., Shanghai Weilan Computer Co., Ltd. and Turner Broadcasting System Asia Pacific, Inc. (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.12	Translation of Copyright License Agreement (Extended for Year 2004) dated August 1, 2004 between Shanghai Weilan Computer Co., Ltd. and Shanghai Yide Networking Co., Ltd.

4.13	License & Localization Agreement dated July 2003 between the Company and Index Corporation (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.14	Translation of Sales Agreement in Relation to True Tone, Ringback Tone and IVR dated April 11, 2005 between Huitong Information Co., Ltd. and Sony BMG Music Entertainment (Hong Kong) Ltd.

4.15	Finder’s Fee Agreement for Licensing dated August 26, 2004 between Shanghai Linktone Consulting Co., Ltd. and Mitsubishi Corporation.

4.16	Cooperation Agreement dated January 1, 2005 between Huitong Information Co., Ltd. and Mitsubishi Corporation.

Exhibit
Number	Document
4.17	Translation of Exclusive Technical Consulting and Services Agreement dated as of November 27, 2003 between Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (incorporated herein by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.18	Translation of Exclusive Technical Consulting and Services Agreement dated as of November 27, 2003 between Huitong Information Co., Ltd. and Shanghai Unilink Computer Co., Ltd. (incorporated herein by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.19	Translation of Loan Agreement dated as of November 27, 2003 between the Company and Hu Ankai (incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.20	Translation of Loan Agreement dated as of November 27, 2003 between the Company and Li Dong (incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.21	Translation of Loan Agreement dated as of August 25, 2004 between the Company and Wei Long.

4.22	Translation of Loan Agreement dated as of August 25, 2004 between the Company and Jing Wang.

4.23	Translation of Equity Interests Pledge Agreement dated November 27, 2003 between Shanghai Linktone Consulting Co., Ltd. and Hu Ankai (incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.24	Translation of Equity Interests Pledge Agreement dated November 27, 2003 between Shanghai Linktone Consulting Co., Ltd. and Li Dong (incorporated herein by reference to Exhibit 10.21 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.25	Translation of Equity Interests Pledge Agreement dated August 25, 2004 between Shanghai Huitong Information Co., Ltd. and Wei Long.

4.26	Translation of Equity Interests Pledge Agreement dated August 25, 2004 between Shanghai Huitong Information Co., Ltd. and Jing Wang.

4.27	Translation of Contract Relating to the Exclusive Purchase Right of an Equity Interest dated as of November 27, 2003 among the Company, Hu Ankai and Shanghai Weilan Computer Co., Ltd. (incorporated herein by reference to Exhibit 10.25 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

Exhibit
Number	Document
4.28	Translation of Contract Relating to the Exclusive Purchase Right of an Equity Interest dated as of November 27, 2003 among the Company, Li Dong and Shanghai Weilan Computer Co., Ltd. (incorporated herein by reference to Exhibit 10.26 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.29	Translation of Contract Relating to the Exclusive Purchase Right of Equity Interest dated as of August 25, 2004 among the Company, Wei Long and Shanghai Unilink Company Ltd.

4.30	Translation of Contract Relating to the Exclusive Purchase Right of Equity Interest dated as of August 25, 2004 among the Company, Jing Wang and Shanghai Unilink Company Ltd.

4.31	Translation of Operating Agreement dated November 27, 2003 among Shanghai Linktone Consulting Co., Ltd., Shanghai Weilan Computer Co., Ltd., Hu Ankai and Li Dong (incorporated herein by reference to Exhibit 10.30 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.32	Translation of Operating Agreement dated August 25, 2004 among Shanghai Huitong Information Co., Ltd., Jing Wang, Wei Long, and Shanghai Unilink Computer Co., Ltd.

4.33	Translation of Domain Name License Agreement dated as of November 27, 2003 between the Company and Shanghai Weilan Computer Co., Ltd. (incorporated herein by reference to Exhibit 10.32 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.34	Translation of Domain Name License Agreement dated as of November 27, 2003 between Linktone Consulting Co., Ltd. and Shanghai Unilink Computer Co., Ltd. (incorporated herein by reference to Exhibit 10.33 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.35	Translation of Domain Name Assignment Agreement dated as of November 27, 2003 between Shanghai Weilan Computer Co., Ltd. and Linktone Consulting Co., Ltd. (incorporated herein by reference to Exhibit 10.34 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.36	Translation of Domain Name License Agreement dated as of November 27, 2003 between Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (incorporated herein by reference to Exhibit 10.35 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.37	Translation of Trademark License Agreement dated as of November 27, 2003 between the Company and Shanghai Weilan Computer Co., Ltd. (incorporated herein by reference to Exhibit 10.36 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.38	Translation of Trademark License Agreement dated as of November 27, 2003 between the Company and Shanghai Unilink Computer Co., Ltd. (incorporated herein by reference to Exhibit 10.37 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

Exhibit
Number	Document
4.39	Translation of Software License Agreement dated as of November 27, 2003 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (incorporated herein by reference to Exhibit 10.38 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.40	Translation of Power of Attorney dated November 27, 2003 granted by Hu Ankai (incorporated herein by reference to Exhibit 10.39 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.41	Translation of Power of Attorney dated November 27, 2003 granted by Li Dong (incorporated herein by reference to Exhibit 10.40 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.42	Translation of Power of Attorney dated August 25, 2004 granted by Wei Long.

4.43	Translation of Power of Attorney dated August 25, 2004 granted by Jing Wang.

4.44	Translation of Service Agreement dated January 16, 2002 between the Company and Hu Ankai (incorporated herein by reference to Exhibit 10.44 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.45	Translation of Service Agreement dated January 16, 2002 between the Company and Li Dong (incorporated herein by reference to Exhibit 10.45 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.46	Translation of Lease Agreement, effective March 22, 2004, between Shanghai Linktone Consulting Co., Ltd. and Shanghai Allianz Investment and Development Company.

4.47	Summary of Lease Agreement, effective June 10, 2004, between Shanghai Linktone Consulting Co., Ltd. and Beijing Ruilidian Real Estate Co., Ltd.

4.48	Translation of Monternet (TM) MMS Cooperation Agreement dated June 25, 2003 between Shanghai Weilan Computer Co. Ltd. and China Mobile Communications Corporation (incorporated herein by reference to Exhibit 10.64 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on March 1, 2004).

4.49	Summary of Key Terms in SMS Cooperation Agreement dated January 16, 2004 between Guangdong Mobile Communications Corporation and Shanghai Weilan Computer Co., Ltd. (incorporated herein by reference to Exhibit 10.65 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.50	Translation of Mobile Value-added Service Cooperation Agreement dated March 31, 2005 between Shanghai Weilan Computer Co., Ltd. and China United Telecommunications Corporation.

Exhibit
Number	Document
4.51	Translation of Content Agreement, effective May 15, 2003, among News Information Center of Xinhua (Shanghai) News Agency, Shanghai Weilan Computer Co., Ltd. and Shanghai Unilink Computer Co., Ltd. (incorporated herein by reference to Exhibit 10.67 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.52	Translation of Music Copyright License Agreement, effective January 1, 2004, among Speedline Enterprise Limited, Shanghai Linktone Consulting Co., Ltd. and its affiliate, and Shanghai BigIn Digital Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.68 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.53	Summary of Lease Agreement, effective January 2, 2004, between Shanghai Linktone Consulting Co., Ltd. and Beijing Ruilidian Real Estate Co., Ltd. (incorporated herein by reference to Exhibit 10.69 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.54	Licensing Contract for Ringtones dated December 6, 2004, between Shanghai Linktone Consulting Co., Ltd. and BMG Music Publishing Hong Kong Ltd.

4.55*	Translation of Mobile Phone Ringback Tone Contract dated January 18, 2005, between Shanghai Linktone Consulting Co., Ltd. and EMI Music (China).

4.56	Share Purchase Agreement, dated April 22, 2005, by and among Linktone Ltd., Linktone Information Technology Co., Ltd., Mingji Guan, Shubing Zheng, Crown River Enterprises Ltd., Yuanhang Wang, Dong Li, Brilliant Concept Investments Ltd., Wangyou Digital Science & Technology (Shenzhen) Co., Ltd. and Shenzhen Yuanhang Science and Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.1 to the Company’s Report of Foreign Issuer on Form 6-K as filed with the Commission on May 24, 2005).

4.57	Equity Transfer Agreement, dated April 22, 2005, by and among Mingji Guan, Shubing Zheng, Yuanhang Wang and Dong Li. (incorporated herein by reference to Exhibit 99.2 to the Company’s Report of Foreign Issuer on Form 6-K as filed with the Commission on May 24, 2005).

4.58	Instrument of Transfer, dated May 13, 2005, by and among Crown River Enterprises Ltd. and Linktone Ltd. (incorporated herein by reference to Exhibit 99.3 to the Company’s Report of Foreign Issuer on Form 6-K as filed with the Commission on May 24, 2005).

4.59	Translation of Software License Agreement dated January 1, 2004 between Shanghai Huitong Information Company Limited and Shanghai Weilan Computer Company Limited (Short Message Platform System Software).

4.60	Translation of Software License Agreement dated January 1, 2004 between Shanghai Huitong Information Company Limited and Shanghai Weilan Computer Company Limited (Database Software).

4.61	Translation of Software License Agreement dated September 1, 2003 between Shanghai Huitong

Exhibit
Number	Document
Information Company Limited and Shanghai Weilan Computer Company Limited (PETS Cellphone Games Software V1.0).

4.62	Translation of Software License Agreement dated January 1, 2004 between Shanghai Huitong Information Company Limited and Shanghai Weilan Computer Company Limited (Photos and Tones Cellphone Software V1.0).

4.63	Translation of Exclusive Consulting and Service Agreement dated January 1, 2004 between Shanghai Linktone Consulting Company Limited and Shanghai Weilan Computer Company Limited.

8.1	Significant Subsidiaries.

11.1	Code of Business Conduct.

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm.

15.2	Consent of Maples and Calder.

15.3	Consent of Fangda Partners.

15.4	Consent of CIBC World Markets.

*	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions will be separately submitted to the Securities and Exchange Commission.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LINKTONE LTD.
By:	/s/ Colin Sung
Colin Sung
Chief Financial Officer (Principal financial and accounting officer)

Date: June 30, 2005

LINKTONE LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
LINKTONE LTD.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income/(loss), shareholders’ equity /( deficit) and cash flows present fairly, in all material respects, the financial position of Linktone Ltd. (“the Company”) and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, People’s Republic of China

June 24, 2005

LINKTONE LTD.

CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)

		As of December 31,
	Note	2003	2004
Assets
Current assets:
Cash and cash equivalents	6	$5,612,893	$63,413,629
Short term investments	7	—	14,860,365
Accounts receivable, net	8	3,092,619	10,445,535
Tax refund receivable	9	—	2,597,167
Deposits and other receivables	10	554,300	2,900,433
Deferred tax asset	18	—	416,632

Total current assets		9,259,812	94,633,761
Property and equipment, net	13	450,238	2,527,813
Other long term assets		—	282,784
Deferred tax assets	18	—	763,597

Total assets		$9,710,050	$98,207,955

Liabilities, redeemable equity and shareholders’ equity
Current liabilities:
Taxes payable	14	$986,748	$5,078,967
Accrued liabilities and other payables	15	919,222	4,181,346
Due to related parties	17	13,792	13,792
Deferred tax liabilities	18	—	1,115,351

Total current liabilities		1,919,762	10,389,456

Long term liabilities Other long term liabilities		—	149,411

Total liabilities		1,919,762	10,538,867

Series B redeemable convertible preferred shares ($0.01 par value; 66,172 shares authorized, 66,172 shares issued and outstanding as of December 31, 2003)	5	583,672	—
Series C redeemable convertible preferred shares ($0.01 par value; 245,203 shares authorized, 245,203 shares issued and outstanding as of December 31, 2003)	5	2,000,000	—
Series E redeemable convertible preferred shares ($0.01 par value; 101,570 shares authorized, 101,570 shares issued and outstanding as of December 31, 2003)	5	999,997	—

Commitments and contingencies	22	—	—
Shareholders’ equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 97,390,000 and 253,772,990 shares issued and outstanding as of December 31, 2003 and December 31, 2004)	5	9,739	25,377
Series A convertible preferred shares ($0.01 par value, 386,848 shares authorized, 386,848 shares issued and outstanding as of December 31, 2003)	5	1,624,732	—
Series B convertible preferred shares ($0.01 par value; 110,287 shares authorized, issued and outstanding as of December 31, 2003)	5	900,656	—
Series D convertible preferred shares ($0.01 par value, 101,570 shares authorized, issued and outstanding as of December 31, 2003)	5	1,000,000	—
Additional paid-in capital		5,811,354	78,345,352
Deferred stock-based compensation	21	(4,691,825)	(2,671,018)
Statutory reserves	16	500,000	1,531,760
Accumulated other comprehensive loss		(411)	(64,825)
Retained earnings/(Accumulated deficit)		(947,626)	10,502,442

Total shareholders’ equity		4,206,619	87,669,088

Total liabilities and shareholders’ equity		$9,710,050	$98,207,955

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
(In U.S. dollars, except per share data)

		For the year ended December 31,
	Note	2002	2003	2004
Gross revenues	11	$4,309,036	$16,601,492	$50,318,744
Business tax		(240,269)	(1,115,822)	(2,235,044)

Net revenues		4,068,767	15,485,670	48,083,700
Cost of services		(1,525,146)	(5,819,391)	(15,305,416)

Gross profit		2,543,621	9,666,279	32,778,284

Operating expenses:
Product development		(426,872)	(748,209)	(2,807,720)
Selling and marketing		(1,171,988)	(2,144,540)	(8,794,568)
Stock-based compensation *	21	—	(1,119,529)	(2,020,807)
Other general and administrative		(1,526,724)	(2,070,141)	(6,809,947)

Total operating expenses		(3,125,584)	(6,082,419)	(20,433,042)

Income/(loss) from operations		(581,963)	3,583,860	12,345,242
Interest income		46,010	32,223	815,447
Other income		—	—	346,652

Income/(loss) before tax		(535,953)	3,616,083	13,507,341
Income tax expense	18	—	—	(997,307)

Net income/(loss)		(535,953)	3,616,083	12,510,034
Accretion on Series B convertible redeemable preferred shares		(108,441)	(143,936)	(28,206)
Amount allocated to participating preferred shareholders		—	(1,769,080)	(898,220)

Net income/(loss) attributable to ordinary shareholders		$(644,394)	$1,703,067	$11,583,608

Other comprehensive income/(loss):		(84)	457	(64,414)

Comprehensive income/(loss)		$(536,037)	$3,616,540	$12,445,620

Earning/(loss) per share:	23
Basic		$(0.01)	$0.02	$0.05

Diluted		$(0.01)	$0.02	$0.05

Weighted average ordinary shares:
Basic		97,390,000	97,390,000	224,569,476

Diluted		97,390,000	109,556,852	248,081,126

*	Stock-based compensation is a component of general and administrative expenses.

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)
(In U.S. dollars, except share data)

							Accumulated	Retained
			Additional		Deferred		other	earnings/	Total
	Ordinary shares		paid-in	Convertible	stock based	Statutory	comprehensive	(Accumulated	shareholders’
	Shares	Amount	capital	preferred shares	compensation	reserves	income/(loss)	Deficit)	equity/(deficit)
Balance as of December 31, 2001	97,390,000	9,739	—	3,490,406	—	—	(784)	(3,275,379)	223,982
Issuance of Series A convertible preferred shares	—	—	—	34,982	—	—	—	—	34,982
Accretion of Series B redeemable convertible preferred shares	—	—	—	—	—	—	—	(108,441)	(108,441)
Other comprehensive income:
Translation adjustments	—	—	—	—	—	—	(84)	—	(84)
Net loss	—	—	—	—	—	—	—	(535,953)	(535,953)

Balance as of December 31, 2002	97,390,000	9,739	—	3,525,388	—	—	(868)	(3,919,773)	(385,514)
Accretion of Series B redeemable convertible preferred shares	—	—	—	—	—	—	—	(143,936)	(143,936)
Deferred stock-based compensation	—	—	5,811,354	—	(4,691,825)	—	—	—	1,119,529
Other comprehensive income:
Translation adjustments	—	—	—	—	—	—	457	—	457
Net income	—	—	—	—	—	—	—	3,616,083	3,616,083
Appropriations to statutory reserves	—	—	—	—	—	500,000	—	(500,000)	—

Balance as of December 31, 2003	97,390,000	9,739	5,811,354	3,525,388	(4,691,825)	500,000	(411)	(947,626)	4,206,619
Issuance of ordinary shares in initial public offering	51,500,000	5,150	67,046,483	—	—	—	—	—	67,051,633
Costs of initial public offering	—	—	(1,941,409)	—	—	—	—	—	(1,941,409)
Conversion of redeemable preferred shares to ordinary shares	41,294,500	4,129	3,579,539	—	—	—	—	—	3,583,668
Conversion of convertible preferred shares to ordinary shares	59,870,500	5,987	3,519,401	(3,525,388)	—	—	—	—	—
Issuance of ordinary shares from exercise of stock option	3,717,990	372	301,778	—	—	—	—	—	302,150
Accretion of series B redeemable convertible preferred shares	—	—	28,206	—	—	—	—	(28,206)	—
Deferred stock–based compensation	—	—	—	—	2,020,807	—	—	—	2,020,807
Other comprehensive income:
Translation adjustment	—	—	—	—	—	—	264	—	264
Unrealized loss on investments in marketable securities	—	—	—	—	—	—	(64,678)	—	(64,678)
Net income	—	—	—	—	—	—	—	12,510,034	12,510,034
Appropriation to Statutory reserves	—	—	—	—	—	1,031,760	—	(1,031,760)	—

Balance as of December 31, 2004	253,772,990	$25,377	$78,345,352	$—	$(2,671,018)	$1,531,760	$(64,825)	$10,502,442	$87,669,088

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	For the year ended December 31,
	2002	2003	2004
Cash flow from operating activities
Net income/(loss)	$(535,953)	$3,616,083	$12,510,034
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Stock compensation costs	—	1,119,529	2,020,807
Loss on disposal of fixed assets	—	—	49,064
Depreciation	85,235	90,856	429,516
Provision for bad debts	—	161,478	176,813
Defer tax benefits	—	—	(64,878)
Gain on short term investments	—	—	(81,094)
Changes in assets and liabilities:
Accounts receivable	(119,927)	(2,690,310)	(7,529,729)
Tax refund receivable	—	—	(2,597,167)
Deposits and other receivables	(5,938)	(429,087)	(1,198,857)
Taxes payable	154,055	704,645	4,092,219
Accrued liabilities and other Payables	216,203	307,552	1,847,399
Due to related parties	(83,200)	5	—

Net cash provided by/(used in) operating Activities	(289,525)	2,880,751	9,654,127

Cash flow from investing activities
Purchase of property and equipment	(85,081)	(304,380)	(2,422,079)
Proceeds from short term investments			22,181
Cash paid for short term investments	—	—	(14,866,131)

Net cash used in investing activities	(85,081)	(304,380)	(17,266,029)

Cash flow from financing activities:
Issuance of Series A convertible preferred shares	34,982	—	—
Issuance of Series E redeemable convertible preferred shares	999,997	—	—
Proceeds from initial public offering, net of issuance costs paid	—	—	65,110,224
Proceeds from the exercise of stock options	—	—	302,150

Net cash provided by financing activities	1,034,979	—	65,412,374

Foreign currency translation	(84)	457	264
Net increase in cash and cash Equivalents	660,289	2,576,828	57,800,736
Cash and cash equivalents, beginning of Year	2,375,776	3,036,065	5,612,893

Cash and cash equivalents, end of Year	$3,036,065	$5,612,893	$63,413,629

Supplemental disclosures of cash flow information
Cash paid during the year/period for:
Cash paid for business and other taxes on Revenues	$201,118	$681,161	$1,224,397
Cash paid for income tax	—	—	518,262
Cash paid for interest	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1 Organization and Nature of Operations

     Linktone Ltd. (“Linktone” or the “Company”), a Cayman Islands corporation, is a provider of wireless media, entertainment and communication services to mobile phone users in the People’s Republic of China (“PRC”). The Company specializes in the development, aggregation, marketing and distribution of consumer wireless applications for access by mobile phone users in the PRC.

     The accompanying consolidated financial statements include the results of operations of the Company, its subsidiaries, Shanghai Linktone Consulting Co., Ltd. (“Linktone Consulting”) and Shanghai Huitong Information Co., Ltd. (“Huitong”) and two variable interest entities (“VIE” or “VIEs”) for which the Company is the primary beneficiary. The Company and its subsidiaries and consolidated VIEs are collectively referred to as the “Group”.

     The business in which the Group is engaged is subject to a number of industry-specific risk factors, including, but not limited to, dependence on mobile network operators, rapid development of the market, large number of competitors, and evolving regulatory environment.

     To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide value-added telecommunications services, which includes wireless value-added services and Internet content services, the Company conducts substantially all of its operations through two variable interest entities, Shanghai Weilan Computer Co., Ltd. (“Weilan”) and Shanghai Unilink Computer Co., Ltd. (“Unilink”). Weilan and Unilink are each legally owned by four PRC citizens (the “Registered Shareholders”). Weilan was registered on December 2, 1999 and is 50.0% owned by each of two of the Company’s shareholders, Ankai Hu and Dong Li. Unilink was registered in June 2003 and is 50.0% owned by the Company’s Vice President of Product Development, Jing Wang and 50.0% owned by the Company’s Vice President of Business Development, Wei Long. Prior to August 12, 2004, Unilink was 90% owned by Weilan, 5% owned by the Company’s chief executive officer, Raymond Lei Yang, and 5% owned by the Company’s former financial controller, Simon Du Mingsheng. The shareholding structure of Unilink was restructured to its current form so that Shanghai Unilink could be eligible to receive an inter-provincial value-added telecommunication services licence from the Ministry of Information Industries. The Company does not hold any direct ownership interest in Weilan or Unilink.

     The arrangements with the Registered Shareholders have been undertaken solely to satisfy PRC regulations, which prohibit foreign companies from wholly owning or operating telecommunications businesses in the PRC. PRC regulations currently restrict the Company from holding all of the equity interest in telecommunication services providers such as Weilan and Unilink.

     The Company has entered into various operating agreements with Weilan and Unilink, including trademark, domain name, software license and the Exclusive Technical Consulting and Services Agreements. Under these agreements, Weilan and Unilink have the exclusive right to use certain domain names and registered trademarks and software owned by the Company, and the Company is the exclusive provider of technical and other services to Weilan and Unilink. In return, Weilan is required to pay the Company licensing and service fees for the use of software and the technical and consulting services received. The Company charged Weilan a total of US$1.6 million and US$26.2 million for the use of its software and provision of technical and other services for the year ended December 31, 2003 and December 31, 2004, respectively. Because of the insignificant amount involved, the Company decided to waive its charge on the use of domain names and registered trademarks by Weilan. In view of Unilink’s small operation in the year of 2003 and 2004, the Company decided to waive all the above charges to Unilink. The software licence, technical and consulting service fees can be, and are, adjusted at the Company’s discretion depending on the quantity and level of services provided. These operating agreements further provide that the Company will guarantee Weilan’s or Unilink’s performance of third party contracts and agreements entered into by Weilan or Unilink in the normal course of business and restrict the ability of Weilan or Unilink to conduct any transactions that may materially affect their assets, obligations, rights, or operations without the consent of the Company. These transactions would include the sale of assets, incurrence of debt or guarantees, declaration of dividends, or assignments of rights.

     In addition, the Company has extended interest-free loans to the Registered Shareholders to finance their investments in Weilan and Unilink ($745,000 as of December 31, 2003 and $1,832,100 as of December 31, 2004). Principal terms of these loan agreements provide that (i) proceeds from the loans are to be used solely for the operations of Weilan and Unilink, (ii) the loans can only be repaid to the Company by transferring the shares of Weilan

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and Unilink to the Company, (iii) the shares of Weilan or Unilink cannot be transferred without the approval of the Company, (iv) the Company has the right to appoint all directors and senior management personnel of Weilan and Unilink, and (v) all voting rights in Weilan and Unilink are assigned to Raymond Yang, the chief executive officer of the Company, or as designated by the Company. These loan agreements are supplemented by various other agreements, including the Exclusive Purchase Contracts and Equity Pledge Agreements with the Registered Shareholders, whereby the Company has the right to acquire the shares of Weilan and Unilink either through a purchase, at any time, for the amount of the loans outstanding, or the collection of the shares pledged as collateral for the non-payment of loans from the Registered Shareholders or the technical consulting and service fees due from Weilan or Unilink. Since the Company consolidates Weilan and Unilink, the loans to the Registered Shareholders are treated as investments in Weilan and Unilink and eliminated in consolidation for all periods presented.

     The income earned from license and service fees charged by Linktone Consulting and Huitong, as defined under Chinese accounting standards and regulations, may be distributed as dividends to Linktone Ltd. Distributable profits under Chinese accounting standards are reduced for any reserves established by the Board of Directors, as described in footnote 16.

     On March 4, 2004, the Company registered its prospectus with the Securities and Exchange Commission in the United States and was listed on the NASDAQ National Market in the United States of America by offering 5,150,000 American Depositary Shares (“ADS”), each ADS represents ten ordinary shares, at $14 per ADS to the public. The net proceeds to the Company from the offering amounted to $65,110,224, net of issuance costs paid.

2 Basis of presentation

     These consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

     All transactions and balances between the Group’s businesses have been eliminated upon consolidation.

3 Use of estimates

     The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

4 Summary of significant accounting policies

   (a) Basis of consolidation

     The consolidated financial statements include the financial statements of the Company, its subsidiaries, and the two variable interest entities. All subsidiaries are wholly-owned by the Company, and the Company does not hold any investments accounted for under the cost or equity method.

     The Company has adopted FASB Interpretation No. 46 (“FIN 46”), Consolidation of variable interest entities – an interpretation of ARB No. 51, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

   (b) Cash and cash equivalents

     The Group considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are composed primarily of investments in money market accounts stated at cost, which approximates fair value.

   (c) Short-term investments

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Short-term marketable securities are classified as available-for-sale and carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income. Management determines the appropriate classification of its short-term investments and re-evaluates such determination at each balance sheet date.

   (d) Accounts receivable

     Provision is made against accounts receivable to the extent that they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of allowance of $161,478 and $338,291 as of December 31, 2003 and 2004.

   (e) Property and equipment, net

     Property and equipment are stated at cost less accumulated depreciation.

     Property and equipment are depreciated over their estimated useful lives on a straight-line basis with an estimated residual value to be 10%. The estimated useful lives are as follows:

Computer hardware/equipment	60 months
Office equipment	60 months
Leasehold improvements	the shorter of their estimated useful lives or the lease term

     Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the relevant assets, and is recognized in the statement of operations.

   (f) Impairment of long-lived assets

     Prior to January 1, 2002, the Group evaluated the recoverability of long-lived assets in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” As of January 1, 2002, the Group has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. In accordance with this standard, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying value, an indication of impairment is present and a loss is recognized in the statement of operations for the difference between the fair value and the carrying value of the assets. There have been no impairment charges recognized by the Company in any of the periods presented.

    (g) Revenue and cost of services recognition

     The vast majority of the Group’s revenues are derived from entertainment-oriented wireless value-added services including Short Messaging Services (“SMS”), Multimedia Messaging Services (“MMS”), Wireless Application Protocol (“WAP”) , Interactive Voice Response Services (“IVR”) and Ring Back services to mobile phone users through various subsidiaries of China Mobile Communications Corporation (“China Mobile”) and China United Communications Corporation (“China Unicom”) (collectively the “Mobile Operators”). Fees for these services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered.

     The Group recognizes all revenues in the period in which the services are performed, provided that persuasive evidence of a contractual arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. A substantial portion of the Group’s revenue is recorded based on monthly statements received from provincial level subsidiaries of the Mobile Operators. In certain instances, when a statement is not received within a reasonable period of time, the Group is required to make an estimate of the revenues and cost of services earned during the period covered by the statement. On a quarterly basis, the Group evaluates its estimates

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. For the year and quarter ended December 31, 2004, approximately 2% and 5% of the Group’s revenues were estimated respectively.

     The Group contracts with the Mobile Operators for the transmission of wireless value-added services as well as for billing and collection services. The Group measures its revenues based on the total amount paid by its customers, for which the Mobile Operators bill and collect on the Group’s behalf. For this billing and collection services, the Mobile Operators retain a fixed percentage fee, which is reflected as a cost of services in the financial statements. In addition, for SMS and MMS services, the Mobile Operators charge the Group a network usage fee based on a fixed per message rate multiplied by the excess of messages sent over message received. These network usage fees are likewise retained by the Mobile Operators, and are reflected as a cost of services in the financial statements. Network usage fees charged to the Group are reduced for messages received by the Group because the Mobile Operators separately charge the sender a fee for these transmissions. The Group has assessed its relationship with the Mobile Operators and the terms of the fee arrangement under Emerging Issue Task Force Issue No 99-19, and has concluded that reporting the gross amounts billed to its customers is appropriate.

     The Group licenses content from independent content providers. Certain of these agreements determine the fees payable for content based on a percentage of revenues of the Group generated from the use of the content. The Group records its revenues inclusive of fees to be paid to content providers as the Group acts as the principal in these arrangements.

   (h) Income and other taxes

     The Group accounts for income tax using SFAS No. 109 “Accounting for Income Taxes,” which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred taxes are provided for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax basis of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized. Shanghai Unilink is currently considered a small business and is subject to a 2.4% tax on revenues, as defined for tax purposes. Such amounts are accrued for as a reduction to revenues.

     The Group is also subject to business taxes (BT) of 3-5% on the provision of taxable services, which includes services provided to customers and in certain instances to the variable interest entities. All business taxes paid are accrued for as a reduction of revenues.

     The Group charges software licence fees to the variable interest entities which are subject to value added tax (“VAT”) at 17%. The Group is entitled to a tax refund equivalent to portion of VAT expense in excess of 3%.

   (i) Advertising expenses

     Advertising expenses generally represents the cost of promotions to create or stimulate a positive image of the Group or a desire to buy the Group’s products and services, and are expensed as incurred. Advertising expenses totaled approximately $686,682, $938,750 and $3,441,117 during the years ended December 31, 2002, 2003 and 2004, respectively.

   (j) Product development expenses

     Product development expenses consist primarily of compensation and related costs for employees associated with the development of the content of our products and development, enhancement to and maintenance of related product technical platforms and customer databases.

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The Group accounts for the cost of developing the content of our products in accordance with FAS 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed” and would capitalize, if criteria under FAS 86 were met, direct costs incurred during the development phase and amortize on a straight-line basis over the estimated product life or on the ratio of current revenues to total projected product revenue, which ever is greater.

     The Group accounts for product development costs of technical platform and customer database under SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” and would capitalize, if criteria under SOP 98-1 were met, direct costs associated in developing or obtaining internal-use computer software during the application development stage. Cost incurred in the enhancement and maintenance of the Group’s existing platforms and database are charged to product development expense as incurred.

     To date, the amount of costs qualifying for capitalization under FAS 86 and SOP98-1 has been immaterial and as a result, all product development costs have been expensed as incurred.

   (k) Stock-based compensation

     The Group accounts for share-based employee compensation arrangements in accordance with APB No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and related interpretations. In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of the Group’s ordinary shares on the measurement date and the amount an employee must pay to acquire the shares. The measurement date is determined when the number of shares and the exercise price are fixed. Total compensation cost as determined at the date of option grant is recorded in shareholders’ equity/(deficit) as additional paid-in capital with an offsetting entry to deferred stock-based compensation. Deferred stock-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options. The Group accounts for stock-based arrangements issued to non-employees using the fair value method, which recognizes compensation expense based on the fair value of the options using the Black-Scholes option pricing model on the date of grant.

     As required by SFAS No. 148, accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123, the following table shows the estimated effect on net income and earnings per share if the Company had applied the fair value recognition provision of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	For the year ended December 31,
	2002	2003	2004
Net income/(loss)	$(535,953)	$3,616,083	$12,510,034
Add: Compensation expense for employees under APB No. 25	—	1,119,529	2,020,807
Less: Compensation expense for employees under fair value based methods	(6,492)	(87,861)	(1,101,119)

Pro forma net income/(loss)	(542,445)	4,647,751	13,429,722
Accretion on Series B convertible redeemable preferred shares	(108,441)	(143,936)	(28,206)
Amount allocated to participating preferred shareholders	—	(2,368,058)	(966,433)

Pro forma net income/(loss) attributable to ordinary shareholders	$(650,886)	2,135,757	$12,435,083

Basic earning/(loss) per share
— As reported	$(0.01)	$0.02	$0.05

— Pro forma	$(0.01)	$0.02	$0.06

Diluted earning/(loss) per share
— As reported	$(0.01)	$0.02	$0.05

— Pro forma	$(0.01)	$0.02	$0.05

     We calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model. The following are the assumptions used for each respective period:

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the year ended December 31,
	2002	2003	2004
Risk-free interest rate (%)	3.75-4.15	3.19	1.73-3.61
Expected life (years)	3-4	5	2-5
Expected dividend yield (%)	—	—	0%
Volatility (%)	—	—	80%

     In December 2004, the FASB issued SFAS No. 123 (R), Shared Based Payment. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions (employee stock options). The statement requires the measurement of the cost of employee services received in exchange for an award of equity instruments (such as employee stock options) at the fair value on the grant date. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (the requisite service period). The Company is required to adopt the statement in 2006. The Company is currently evaluating the requirements of SFAS 123 (R) and the impact on its consolidated results of operations and earnings per share.

(l)	Foreign currency translation

     The Company’s reporting currency is the U.S. dollar (“US$”). The functional currency of the Company’s operating subsidiaries and consolidated variable interest entities in China is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statement of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the statement of operations. The exchange differences resulting from remeasurement of the PRC entity financial statements into US$ are included in Accumulated Other Comprehensive Loss which is a separate component of shareholders’ equity/(deficit) on the consolidated balance sheets.

(m)	Comprehensive income

     Comprehensive income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. For this purpose, holders of redeemable convertible equity securities are deemed to be owners. Accumulated other comprehensive income of the Group represents the cumulative foreign currency translation adjustment and unrealized gain or loss on short term investments.

(n)	Earnings/(Loss) per share

     In accordance with SFAS No. 128 “Computation of Earnings Per Share,” basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares in the diluted earnings/(loss) per share computation are excluded in net loss periods as their effect would be anti-dilutive.

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The Company has adopted the consensus reached in EITF 03-06, “Participating Securities and the Two-Class Method under SFAS No. 128,” which provides further guidance on the definition of participating securities and requires the use of the two – class method in calculating earnings per share for enterprises with participating securities. The Company determined that all its preferred stock outstanding through March 31, 2004 qualified as participating securities. EITF 03-06 is effective from June 30, 2004. The Company has adopted EITF 03-06 in the three months ended March 31, 2004 and applied it retroactively to all prior periods. The retroactive application of EITF 03-06 resulted in a reduction of $0.02 to the basic earning per share for the year ended December 31, 2003, and had no impact to the basic or diluted earnings per share for all other prior periods.

(o)	Segment reporting

     The Group follows SFAS No. 131 “Disclosures about Segment of an Enterprise and Related Information.” The Group operates and manages its wireless value added service business as a single segment. The Group generates its revenues solely from mobile phone users in China and accordingly, no geographical segments are presented.

5 Preferred share

     In connection with the reorganization in April 2001, the Company capitalized 66,172 Series B redeemable convertible preferred shares at an assigned value of $274,303 and 336,848 Series A convertible preferred shares at an assigned value of $1,245,200. Simultaneous with the reorganization, the Company issued warrants to purchase 110,287 Series B convertible preferred shares with an exercise price of $0.01 per share, which were exercised on May 30, 2001. Subsequent to the reorganization, the Company issued an additional 34,980 Series A preferred shares in 2001 for consideration of $9.85 per share, and an additional 3,555 Series A preferred shares in 2002 for consideration of $9.84 per share.

     In April 2001, the Company issued 245,203 Series C redeemable convertible preferred shares (“Series C”) for consideration of $8.15 per share.

     In July 2001, the Company issued 101,570 Series D convertible preferred shares (“Series D”) for consideration of $9.84 per share.

     In February 2002, the Company issued 101,570 Series E redeemable convertible preferred shares (“Series E”) for consideration of $9.84 per share.

     Holders of the Company’s preferred stock have various rights and preferences as follows:

Voting

     Holders of preferred shares have voting rights equal to the voting rights to which the ordinary share then issuable upon conversion of such preferred share are entitled.

Dividends

     The holder of each preferred share is entitled to participate in dividends, when and if declared by the Board of Directors. No dividends have been declared by the Board of Directors from inception of the Company through December 31, 2004.

Liquidation

     In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Group, or the sale of all or substantially all of its assets, holders of Series B, C, D and E preferred shares, and Icon (a specified holder of Series A preferred shares), each as a class, shall receive $1,500,000, $2,000,000, $1,000,000, $999,997 and $750,000, respectively, after which the remaining liquidation proceeds shall be distributed pro rata among all the shareholders, including the Series A preferred shareholders other than Icon, in accordance with each shareholders’ respective shareholding percentages, with each preferred share participating as if converted into ordinary shares.

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Conversion

     Each preferred share shall be convertible into one ordinary share, as such conversion may be adjusted from time to time, including stock splits, in accordance with the conversion provisions in the Company’s Articles of Incorporation. Each preferred share shall be automatically converted into such number of ordinary shares, as such conversion may be adjusted, upon (i) the closing of a qualified initial public offering (“IPO”), or (ii) upon the terms and conditions as each may be agreed between the Company and the holders of the relevant shares.

Mandatory redemption

     The holders of Series B and Series C shares are entitled to redeem all of the outstanding Series B and Series C shares on or after April 30, 2007. The holders of Series E shares are entitled to redeem all of the outstanding Series E shares on or after September 3, 2007.

     The redemption price for the original Series B shares capitalized upon spin-off is $1,500,000. The redemption price for the Series B shares purchased upon exercise of the Series B warrants is $1,100. Due to the insignificance of the redemption price, these Series B shares purchased upon the exercise of Series B warrants are classified as convertible preferred shares in shareholders’ equity/(deficit). The redemption prices of the Series C and Series E shares are $2,000,000 and $1,000,000, respectively. If on the redemption date the number of shares that may be legally redeemed by the Group is less than the number of such shares to be redeemed, then the shares to be redeemed shall be allocated to Series B redeemable preferred shareholders and Series C redeemable preferred shareholders pro rata in accordance with each of its shareholding percentage at such time, and the remaining shares that may not legally be redeemed shall be carried forward until the Group has legally available funds for such redemption.

     Each of the Company’s preferred shares was converted into 100 ordinary shares upon the closing of the Company’s IPO process on March 4, 2004.

6 Cash and Cash equivalents

	Year ended December 31,
	2003	2004
Cash	$5,612,893	$53,235,397
Investment in money market accounts	—	10,178,232

Total	$5,612,893	$63,413,629

7 Short term investments

     The investment in marketable debt securities is classified as available for sale securities. The Company invests in these securities with the intent to make such funds readily available for operating or acquisition purposes and accordingly, classifies them as short term investments. All the marketable debt securities are due within one year as of December 31, 2004 and the aggregate fair value was $14,860,365 (2003: nil).

     During the year ended December 31, 2004, the Group recorded $64,678 of unrealized losses on its marketable debt securities as a component of comprehensive income. Investments in available-for-sale debt securities at fair value were as follows:

	As of December 31, 2004
		Accrued		Estimated fair
	Cost	interest	Unrealized loss	value
Corporate bond and notes	$14,843,949	$81,094	$(64,678)	$14,860,365

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8 Accounts receivable, net:

	Year ended December 31,
	2003	2004
Accounts receivable	$3,254,097	$10,783,826
Less: Allowance for doubtful accounts	(161,478)	(338,291)

	3,092,619	10,445,535

Movement in allowance for doubtful accounts:
Balance at beginning of year	$—	$(161,478)
Charge to expense	(161,478)	(176,813)

Balance at end of year	$(161,478)	$(338,291)

9 Tax refund receivable

	Year ended December 31,
	2003	2004
Receivable related to invoiced revenue	$—	$1,994,621
Receivable related to un-invoiced revenue	—	602,546

Total	$—	$2,597,167

     Pursuant to various software license agreements signed between Huitong and Weilan, Huitong charged Weilan a total fee (based on invoiced revenue) of $18.4 million for the use of its ten software products in 2004. These fees are subject to a 17% VAT. The relevant VAT payable of $2.7 million is recorded in note 14. Under applicable tax regulations, Huitong is entitled to a tax refund equivalent to portion of VAT expense in excess of 3%. The Company paid the $2.7 million in January and February 2005 and filed applications for the refund of $2.2 million. The refundable amount has been reduced to $2 million after review by the tax bureau. In addition, Huitong accrued VAT refund receivable and payable of $0.6 million and $0.7 million (note 14) for the remaining software license fees that it earned in 2004 and expected to invoice in June 2005. Management believes the full amount of $0.6 million is refundable.

10 Deposits and other receivables

	Year ended December 31
	2003	2004
Rental and other deposits	$162,909	$424,025
Staff advances	136,654	307,517
Professional fees on initial public offering	171,971	—
Prepayments to advertising suppliers, content and other providers	52,687	983,853
Prepayments for fixed assets	25,000	49,092
Restricted cash *	—	1,123,184
Others	5,079	12,762

Total	$554,300	$2,900,433

*	Restricted cash relates mainly to proceeds from exercise of stock options received on behalf of employees. The related liability to employees is recorded in accrued liabilities and other payables (note 15).

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11 Components of revenue

     The Group’s revenue comprises SMS, 2.5G services including MMS, WAP and Java™ games, and audio related services including RB and IVR services. Gross revenues for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Year ended December 31,
	2002	2003	2004
SMS	$4,073,885	$16,539,201	$40,180,566
2.5G services	—	—	6,449,366
Audio related services	—	—	3,659,007
Others	235,151	62,291	29,805

Total revenue	$4,309,036	$16,601,492	$50,318,744

12 Concentrations

(a)	Dependence on mobile phone operators

     The Group’s revenue is mainly derived from cooperative arrangements with two mobile operators in Mainland China. The mobile operators are entitled to a portion of the revenues earned from the transmission of wireless short messages as well as for the billing and collection of service. If the strategic relationship with either mobile phone operator in the PRC is terminated or scaled-back, or if the mobile phone operators alter the revenue sharing arrangements, the Group’s wireless value-added service business would be adversely affected.

     Revenues earned from China Mobile for the years ended December 31, 2002, 2003 and 2004 are approximately $3,727,895, $14,667,344 and $44,313,720, representing 87%, 88% and 88% of revenues, respectively.

     Amounts due from China Mobile as of December 31, 2002, 2003 and 2004 amounted to approximately $460,960, $2,907,553 and $9,319,663, respectively, representing 83%, 82% and 89% of accounts receivable, respectively.

(b)	Credit risk

     The Group depends on the billing system of mobile operators to charge the mobile phone users through mobile phone bills and collect payments from users. The Group generally does not require collateral for its accounts receivable. The Group has not experienced any significant credit losses for any periods presented.

13 Property and equipment

	Year ended December 31,
	2003	2004
Computer hardware/equipment	$569,125	$1,266,944
Office equipment	44,749	761,170
Leasehold improvements	93,493	1,102,338

	707,367	3,130,452
Less: Accumulated depreciation	(257,129)	(602,639)

Net book value	$450,238	$2,527,813

     During the years ended December 31, 2002, 2003 and 2004, the depreciation charges of the Group amounted to approximately $85,235, $90,856 and $429,516, respectively.

     Upon retirement or disposal of fixed assets, the cost and related amount of accumulated depreciation or

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amortization are eliminated from the asset and accumulated depreciation accounts, respectively. The Group disposed certain assets and recognized a loss on disposal of $49,064 during the year ended December 31, 2004.

14 Taxes payable

	Year ended December 31,
	2003	2004
Value added taxes	$—	$3,419,283
Business tax	660,669	763,479
Enterprise income tax	—	630,667
Other taxes	326,079	265,538

Total	$986,748	$5,078,967

15 Accrued liabilities and other payables

	Year ended December 31,
	2003	2004
Accrued liabilities	$263,128	$2,105,266
Accrued payroll	345,416	585,538
Accrued welfare benefits	222,922	179,465
Option proceeds due to staff	—	929,213
Payable for purchase of fixed assets	—	158,168
Other payables	87,756	223,696

Total	$919,222	$4,181,346

16 Mainland China contribution plan and profit appropriation

     Full time employees of the Company and its subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company and its subsidiaries accrue for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits was $245,889, $188,762 and $655,887 for the years ended December 31, 2002, 2003 and 2004, respectively.

     The Company is required to make contributions to the plan out of the amounts accrued for medical and pension benefits to relevant local labor bureaus. The contributions for the years ended December 31, 2002, 2003 and 2004 amounted to $125,829, $150,818 and $509,744, respectively. The local labor bureaus are responsible for the medical benefits and the pension liability to be paid to these employees. The Company has no further commitments beyond its monthly contribution.

     The Company’s subsidiaries and variable interest entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. Its subsidiaries, in accordance with the laws on Enterprise with Foreign Investment of China, must make appropriations to a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The general reserve fund requires annual appropriations of 10% of after-tax profit (as determined in accordance with PRC accounting standards and regulations at each year-end) until such fund has reached 50% of the company’s registered capital; the other fund appropriations are at the Company’s discretion. The Company’s VIEs, in accordance with the China Company Laws, must make appropriations to a (i) statutory reserve fund, (ii) statutory public welfare fund and (iii) discretionary surplus fund. The statutory reserve fund requires annual appropriations of 10% of after-tax profit (as determined in accordance with PRC accounting standards and regulations at each year-end) until such fund has reached 50% of the company’s registered capital; the statutory public welfare fund requires annual appropriations of at least 5~10% of after-tax profit (as determined in accordance with PRC accounting standards and regulations at each year-end); the other fund appropriation is at the Company’s discretion.

     General reserve fund and statutory reserve fund can only be used for specific purposes, such as setting off of accumulated losses, enterprise expansion or increasing the registered capital. Statutory public welfare fund must be used for capital expenditures for the collective welfare of employees. These funds are not transferable to the Company in the form of cash dividends, loans or advances.

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     In respect of the year ended December 31, 2004, Weilan approved an allocation of after-tax profits of $1,031,760 to the statutory reserve and statutory public welfare funds; the Company made no appropriations to the enterprise expansion fund, staff bonus and welfare fund and statutory surplus fund. As of December 31, 2004, the Group had appropriated $1,531,760 to non-distributable reserve funds.

17 Related party transactions

	Year ended December 31,
	2002	2003	2004
Technology service fee charged by Intrinsic	$40,000	—	—

     As of December 31, 2003 and 2004, balances due to Intrinsic Technology Ltd. (“Intrinsic”) in respect of technology service fee amounted to $13,792 and $13,792 respectively. The technology service agreement was terminated in late 2002. Intrinsic was one of the shareholders of the Company. Following the completion of the Company’s IPO process, Intrinsic’s interest in the Company was distributed to the individual shareholders of Intrinsic and Intrinsic has ceased to be the Company’s shareholder.

18 Income Taxes

     Under the current laws of the Cayman Islands, the Group is not subject to Cayman Islands tax on income or capital gain. The Company’s subsidiaries are governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises (collectively, “PRC Income Tax Law”). Pursuant to the PRC Income Tax Law, foreign investment enterprises are subject to enterprise income tax (“EIT”) at a statutory rate of 33% (30% state income tax plus 3% local income tax) on PRC taxable income. Huitong qualifies as a foreign investment production enterprise and was established in a coastal economic development zone in old urban district. Accordingly, the applicable enterprise income tax rate is 24% and the local tax rate is 3%, resulting in an aggregate tax rate of 27%. The Company’s VIEs are also subject to income tax at a statutory rate of 33%. However, Unilink is currently considered a small business and is subject to a tax on revenue instead of income.

     The provision for taxes on income consists of:

	Year ended December 31,
	2002	2003	2004
Current	$—	$—	$(1,062,185)
Deferred	—	—	64,878

Total	$—	$—	$(997,307)

Reconciliation of the difference between statutory tax rate and the effective tax rate:

     The following is a reconciliation between statutory EIT rate and the Group’s effective tax rate:

		Year ended December 31,
	2002	2003	2004
Statutory EIT rate	33%	33%	33%
Effect of tax holiday	—	(78)%	(25)%
Non-deductible expenses incurred outside the PRC	(30)%	7%	4%
Non-deductible stock-based compensation	—	10%	5%
Other non-deductible expenses/non-taxable income	28%	3%	1%
Change in valuation allowance	(31)%	25%	(7)%
Tax differential from statutory rate applicable to the subsidiary	—	—	(4)%

Effective EIT rate	—	—	7%

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Huitong is classified as a software production enterprise and is entitled to an exemption from the state enterprise income tax in 2003 and 2004, followed by three years with a 50% reduction in the tax rate. The aggregate dollar and per share effect of the tax holiday in 2003 and 2004 was $2,812,536 and $3,785,401, $0.03 and $0.02 per share, respectively.

     Other non-taxable income consists primarily of income at Unilink that is subject to a tax on revenue instead of income.

     The Group’s deferred tax assets and deferred tax liabilities at each balance sheet date are as follows:

	Year ended December 31,
	2003	2004
Current deferred tax assets:
Establishment costs	$—	$74,562
Accruals and other liabilities	—	342,070

Net current deferred tax assets	$—	$416,632

Current deferred tax liabilities:
Accrued income	$—	$1,115,351

Net operating loss carry forwards	$1,226,329	$1,214,182
Establishment costs	207,257	51,851
Valuation allowance	(1,433,586)	(502,436)

Long-term deferred tax assets	$—	$763,597

Movement of valuation allowance for deferred tax assets:
Balance at beginning of the year	$(540,365)	$(1,433,586)
Provision for the year	(893,221)	—
Recoveries of deferred tax assets	—	931,150

Balance at end of the year	$(1,433,586)	$(502,436)

     Subject to the approval of the relevant tax authorities, Linktone Consulting had total tax loss carryforwards of approximately $3.7 million as of December 31, 2004 for EIT purposes. Approximately $0.1 million, $0.6 million, $2.7 million and $0.3 million of such losses will expire in 2006, 2007, 2008 and 2009, respectively. These tax loss carryforwards give rise to potential deferred tax assets totaling $1.2 million. Under our current tax planning, we expect that Linktone Consulting will begin to generate taxable income from 2005 and a portion of loss carry forwards will be utilized before expiration. The Group reduced the valuation allowance based on our probability assessment as of December 31, 2004.

19 Financial instruments

     The carrying amount of the Group’s cash and cash equivalents approximates their fair value due to the short maturity of those instruments. The Group’s short-term investments are carried at their fair value. The carrying value of receivables and payables approximated their market values based on their short-term maturities.

20 Capital structure

     Paid-in capital represents the consolidated issued and registered capital of the Group.

21 Stock option plans

     The Board of Directors has approved two stock option plans that provide for the issuance of up to 39,601,700 ordinary shares. The plans provide for the grant to employees of incentive share options within the meaning of Section 422 of the United States Internal Revenue Code and for grants to employees, directors and consultants of non-statutory share options. The plans are administered by the Board of Directors or a committee designated by the Board.

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31,
	2003		2004
		Weighted		Weighted
		average		average
	Options	exercise	Options	exercise
	outstanding	price	Outstanding	price
Outstanding at beginning of period	14,668,900	$0.08	31,900,300	$0.10
Granted	21,338,100	$0.11	9,639,900	$1.07
Exercised	—	—	(3,717,990)	$0.08
Cancelled	(4,106,700)	$0.08	(2,587,120)	$1.04

Outstanding at period end	31,900,300	$0.10	35,235,090	$0.30

Exercisable and vested at end of period	11,863,700	$0.07	17,448,700	$0.08

Weighted average fair value of options granted during period		—		$0.64

     The following is additional information relating to options outstanding as of December 31, 2004:

	Options outstanding as at December 31, 2004			Options exercisable as at December 31, 2004
		Weighted average	Weighted		Weighted average	Weighted
		remaining	average		remaining	average
Range of	Options	contractual life	exercise	Number	contractual life	exercise
exercise price	Outstanding	(years)	price	exercisable	(years)	price
$0.05 - $0.10	26,163,940	7.70	0.06	17,109,067	7.45	0.06
$0.74 - $0.81	2,456,250	9.09	0.76	339,633	8.88	0.76
$1.03 - $1.10	6,365,000	9.21	1.08	—	—	—
$1.37 - $1.40	249,900	9.32	1.38	—	—	—

	35,235,090	8.08	0.30	17,448,700	7.47	0.07

     The Company’s option plans are fixed in nature, so the compensation expense under APB No. 25 has been measured at the excess, if any, of the fair value of the shares of the date of grant over the intrinsic value.

     In connection with the stock options granted during the years ended December 31, 2002, 2003 and 2004, the Company recognized deferred share-based compensation amounting to $nil, $5,811,354 and $nil, respectively. These amounts are being amortized over vesting periods of two to three years. Stock-based compensation expense recognized during the years ended December 31, 2002, 2003 and 2004 amounted to $nil, $1,119,529 and $2,020,807, respectively.

     In October 2004, certain of the Company’s executive officers’ prior stock option grants have been amended to provide that if the Company terminates an officer without cause, as defined in the Company’s stock option plans, or if any such officer resigns voluntarily, then a portion of those options would immediately become fully vested and exercisable at that time. This amendment to the stock option grants would result in a non-cash compensation charge if an acceleration occurred because of a termination of an executive officer without cause or because of a voluntary termination. This potential non-cash charge will decline over time, eventually becoming zero when the options become fully vested under their terms on April 1, 2006. For example, if all such executive officers were terminated without cause on December 31, 2004, the total incremental non-cash compensation charge to the Company would have been $4.1 million, and the other recurring charges for unvested options would cease to accrue at such time since the balance of unvested options would be cancelled.

22 Commitments and contingencies

(a)	Operating lease commitments

     The Group rented offices under operating lease agreements. The net aggregate minimum future lease payments under non-cancelable operating leases as of December 31, 2004 are as follows:

2005	$1,238,610
2006	972,692
2007	195,930

$2,407,232

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     As of December 31, 2004, the Group had no operating lease commitments beyond March 2007.

     For the years ended December 31, 2002, 2003 and 2004, the Group incurred rental expenses of approximately $59,835, $177,354, and $925,280, respectively.

(b)	Other commitments

	Year ended December 31,
	2003	2004
Advertisement agreements with third parties	$153,623	$1,223,391
Decoration agreement for Beijing office	22,519	—

	$176,142	$1,223,391

(c)	Mainland Chinese market macro-economic and regulatory and uncertainties

     The Chinese market in which the Group operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to develop its wireless internet business and to provide internet content in the PRC. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place or are unclear regarding in what specific industry segments foreign owned entities, like the Group, may operate. The Group’s legal structure and scope of operations in the PRC could be subject to restrictions which could result in severe limitations on the Group’s ability to conduct business in the PRC and this could have a material adverse impact on the Group’s financial position, results of operations and cash flows.

(d)	Other risks

     The Group’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Group’s assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. In Mainland China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Group in Mainland China must be processed through the PBOC or other Mainland China foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance.

23 Earnings/(Loss) per share

     The following table sets forth the computation of basic and diluted net earnings/(loss) per share for the periods indicated based on the requirements of EITF 03-06:

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31,
	2002	2003	2004
Numerator:
Net income/(loss) for the year	$(535,953)	$3,616,083	$12,510,034

Accretion for Serious B Redeemable Convertible Preferred Shares	$(108,441)	(143,936)	(28,206)
Amount allocated to participating preferred shareholders	—	(1,769,080)	(898,220)

Numerator for basic earnings/(loss) per share	$(644,394)	$1,703,067	$11,583,608

Numerator for diluted earnings/(loss) per share	$(644,394)	$1,703,067	$11,583,608

Denominator:
Denominator for basic earnings/(loss) per share - weighted-average ordinary shares outstanding	97,390,000	97,390,000	224,569,476

Effect of dilutive option securities	—	12,166,852	23,511,650

Denominator for diluted earnings/(loss) per share	97,390,000	109,556,852	248,081,126

Basic earnings/(loss) per share	$(0.01)	$0.02	$0.05

Diluted earnings/(loss) per share	$(0.01)	$0.02	$0.05

     Potentially dilutive securities that were not included in the calculation of diluted earnings/loss per share because of their antidilutive effects include the Company’s preferred shares.

24 Subsequent events

     On December 31, 2004, the Company entered into a definitive agreement to acquire all outstanding shares of Beijing Cosmos Digital Technology Co., Ltd. (“Cosmos Digital”), a privately-held provider of WAP services to China Unicom. In April 2005, the Company and shareholders of Cosmos Digital signed an amendment to the original agreement. According to the agreements, the initial payments consist of $0.6 million in cash to be paid to the shareholders and $0.8 million in cash to be paid to Cosmos Digital for settling the loan owned by the shareholders to Cosmos Digital. Additional payments will be made for the difference between the amount calculated on an earn-out basis at approximately 3.8 times of Cosmos Digital’s net profit for the year from May 1, 2005 to April 30, 2006 and the initial payment of $0.6 million. The total consideration is subject to a cap of $3 million (excluding the settlement of the shareholders’ loan amount to $0.8 million). The acquisition was completed in June 2005.

     A new subsidiary, Shanghai Linktone Internet Technology Co., Ltd., was established on January 11, 2005. The subsidiary is responsible for developing software for our 2.5G and audio related products.

     In April 2005, the Company entered into a definitive agreement to acquire all outstanding shares of Brilliant Concept Investments Ltd. (“Brilliant”), a British Virgin Islands limited liability corporation. Brilliant, through its subsidiary and exclusive contractual arrangements with a local entity in the PRC is engaged in providing online gaming services. Brilliant, its subsidiary and affiliated company are collectively known as Brilliant Group. The initial consideration is $3.1 million in cash. An additional payment will be made on an earn-out basis at 10 times or 8 times of the Brilliant Group’s net profit for the year 2005. The total consideration is subject to a cap of $11.5 million. The acquisition was completed in May 2005.

     In May 2005, the Board of directors approved a stock repurchase program whereby the Company may repurchase up to $15.0 million worth of its issued and outstanding ADSs in open-market transactions on the Nasdaq National Market. The timing and dollar amount of repurchase transactions will be determined by the Board depending on market conditions and will be subject to Securities and Exchange Commission rule requirements.

EXHIBIT INDEX

Exhibit
Number	Document
1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

2.1	Specimen American Depositary Receipt of the Company (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form F-6 (Registration No. 333-112897) as filed with the Commission on February 17, 2004).

2.2	Specimen Share Certificate of the Company (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

2.3	Deposit Agreement dated March 3, 2004 among the Company, The Bank of New York and owners and beneficial owners of the American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form F-6 (Registration No. 333-112897) as filed with the Commission on February 17, 2004).

2.4	Amended and Restated Shareholders’ Agreement dated as of November 19, 2001 among IP Fund One, L.P., Intrinsic Technology (Holdings) Ltd, Jun Wu, Lee Haichao, Shao Xiaoli and Lunar Occidental Group LLC, Mitsubishi Corporation, Index Corporation, Hong Lim Investment Pte Ltd, the other shareholders of the Company, and the Company (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (Registration No. 33-12903) as filed with the Commission on February 17, 2004).

2.5	Amendment to the Shareholders Agreement dated as of November 19, 2001 (by written resolution of the shareholders of the Company dated December 13, 2002) (incorporated herein by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

2.6	Amendment to Shareholders Agreement dated February 4, 2004 (incorporated herein by reference to Exhibit 4.7 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

2.7	Lock-up Agreement by and among the Company and certain of its shareholders (incorporated herein by reference to Exhibit 4.6 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

2.8	Accession to Lock-up Agreement dated August 30, 2004, by and among the Company and Asiainfo (Indigo) Holdings Ltd, Fidelity Investors III Limited Partnership, Hiking Corporation Ltd, Icon Ventures Asia Ltd, Carlos Cordeiro, Kipp Nelson, Hu An Kai, Greenacre Ventures Ltd., Fidelity International Limited and FIL Ventures Limited.

2.9	Accession to Lock-up Agreement dated August 30, 2004, by and among the Company and IP Fund One, L.P.

4.1	Form of 2000-1 Employee Stock Option Scheme (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.2	Form of 2003 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

Exhibit
Number	Document
4.3	Form of Indemnification Agreement with the Company’s directors and officers (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.4	Employment Agreement dated October 1, 2004 between the Company and Raymond Yang Lei.

4.5	Employment Agreement dated October 1, 2004 between the Company and Guangxin Li (Michael).

4.6	Employment Agreement dated October 1, 2004 between the Company and Ye Xin.

4.7	Employment Agreement dated May 2, 2005 between the Company and Colin Sung.

4.8	Employment Separation Agreement dated May 23, 2005 between the Company and Mark Begert.

4.9	Summary of Key Terms in the Monternet (TM) SMS Cooperation Agreement dated June 18, 2003 between Shanghai Weilan Computer Co., Ltd. and Jiangsu Mobile Communication Co., Ltd. (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.10	Cooperation Agreement dated June 3, 2003 between Shanghai Linktone Consulting Co., Ltd. and Satellite Television Asian Region Limited (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.11	Mobile License Agreement dated May 1, 2003 between Shanghai Linktone Consulting Co., Ltd., Shanghai Weilan Computer Co., Ltd. and Turner Broadcasting System Asia Pacific, Inc. (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.12	Translation of Copyright License Agreement (Extended for Year 2004) dated August 1, 2004 between Shanghai Weilan Computer Co., Ltd. and Shanghai Yide Networking Co., Ltd.

4.13	License & Localization Agreement dated July 2003 between the Company and Index Corporation (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.14	Translation of Sales Agreement in Relation to True Tone, Ringback Tone and IVR dated April 11, 2005 between Huitong Information Co., Ltd. and Sony BMG Music Entertainment (Hong Kong) Ltd.

4.15	Finder’s Fee Agreement for Licensing dated August 26, 2004 between Shanghai Linktone Consulting Co., Ltd. and Mitsubishi Corporation.

4.16	Cooperation Agreement dated January 1, 2005 between Huitong Information Co., Ltd. and Mitsubishi Corporation.

Exhibit
Number	Document
4.17	Translation of Exclusive Technical Consulting and Services Agreement dated as of November 27, 2003 between Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (incorporated herein by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.18	Translation of Exclusive Technical Consulting and Services Agreement dated as of November 27, 2003 between Huitong Information Co., Ltd. and Shanghai Unilink Computer Co., Ltd. (incorporated herein by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.19	Translation of Loan Agreement dated as of November 27, 2003 between the Company and Hu Ankai (incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.20	Translation of Loan Agreement dated as of November 27, 2003 between the Company and Li Dong (incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.21	Translation of Loan Agreement dated as of August 25, 2004 between the Company and Wei Long.

4.22	Translation of Loan Agreement dated as of August 25, 2004 between the Company and Jing Wang.

4.23	Translation of Equity Interests Pledge Agreement dated November 27, 2003 between Shanghai Linktone Consulting Co., Ltd. and Hu Ankai (incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.24	Translation of Equity Interests Pledge Agreement dated November 27, 2003 between Shanghai Linktone Consulting Co., Ltd. and Li Dong (incorporated herein by reference to Exhibit 10.21 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.25	Translation of Equity Interests Pledge Agreement dated August 25, 2004 between Shanghai Huitong Information Co., Ltd. and Wei Long.

4.26	Translation of Equity Interests Pledge Agreement dated August 25, 2004 between Shanghai Huitong Information Co., Ltd. and Jing Wang.

4.27	Translation of Contract Relating to the Exclusive Purchase Right of an Equity Interest dated as of November 27, 2003 among the Company, Hu Ankai and Shanghai Weilan Computer Co., Ltd. (incorporated herein by reference to Exhibit 10.25 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

Exhibit
Number	Document
4.28	Translation of Contract Relating to the Exclusive Purchase Right of an Equity Interest dated as of November 27, 2003 among the Company, Li Dong and Shanghai Weilan Computer Co., Ltd. (incorporated herein by reference to Exhibit 10.26 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.29	Translation of Contract Relating to the Exclusive Purchase Right of Equity Interest dated as of August 25, 2004 among the Company, Wei Long and Shanghai Unilink Company Ltd.

4.30	Translation of Contract Relating to the Exclusive Purchase Right of Equity Interest dated as of August 25, 2004 among the Company, Jing Wang and Shanghai Unilink Company Ltd.

4.31	Translation of Operating Agreement dated November 27, 2003 among Shanghai Linktone Consulting Co., Ltd., Shanghai Weilan Computer Co., Ltd., Hu Ankai and Li Dong (incorporated herein by reference to Exhibit 10.30 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.32	Translation of Operating Agreement dated August 25, 2004 among Shanghai Huitong Information Co., Ltd., Jing Wang, Wei Long, and Shanghai Unilink Computer Co., Ltd.

4.33	Translation of Domain Name License Agreement dated as of November 27, 2003 between the Company and Shanghai Weilan Computer Co., Ltd. (incorporated herein by reference to Exhibit 10.32 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.34	Translation of Domain Name License Agreement dated as of November 27, 2003 between Linktone Consulting Co., Ltd. and Shanghai Unilink Computer Co., Ltd. (incorporated herein by reference to Exhibit 10.33 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.35	Translation of Domain Name Assignment Agreement dated as of November 27, 2003 between Shanghai Weilan Computer Co., Ltd. and Linktone Consulting Co., Ltd. (incorporated herein by reference to Exhibit 10.34 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.36	Translation of Domain Name License Agreement dated as of November 27, 2003 between Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (incorporated herein by reference to Exhibit 10.35 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.37	Translation of Trademark License Agreement dated as of November 27, 2003 between the Company and Shanghai Weilan Computer Co., Ltd. (incorporated herein by reference to Exhibit 10.36 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.38	Translation of Trademark License Agreement dated as of November 27, 2003 between the Company and Shanghai Unilink Computer Co., Ltd. (incorporated herein by reference to Exhibit 10.37 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

Exhibit
Number	Document
4.39	Translation of Software License Agreement dated as of November 27, 2003 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (incorporated herein by reference to Exhibit 10.38 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.40	Translation of Power of Attorney dated November 27, 2003 granted by Hu Ankai (incorporated herein by reference to Exhibit 10.39 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.41	Translation of Power of Attorney dated November 27, 2003 granted by Li Dong (incorporated herein by reference to Exhibit 10.40 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.42	Translation of Power of Attorney dated August 25, 2004 granted by Wei Long.

4.43	Translation of Power of Attorney dated August 25, 2004 granted by Jing Wang.

4.44	Translation of Service Agreement dated January 16, 2002 between the Company and Hu Ankai (incorporated herein by reference to Exhibit 10.44 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.45	Translation of Service Agreement dated January 16, 2002 between the Company and Li Dong (incorporated herein by reference to Exhibit 10.45 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.46	Translation of Lease Agreement, effective March 22, 2004, between Shanghai Linktone Consulting Co., Ltd. and Shanghai Allianz Investment and Development Company.

4.47	Summary of Lease Agreement, effective June 10, 2004, between Shanghai Linktone Consulting Co., Ltd. and Beijing Ruilidian Real Estate Co., Ltd.

4.48	Translation of Monternet (TM) MMS Cooperation Agreement dated June 25, 2003 between Shanghai Weilan Computer Co. Ltd. and China Mobile Communications Corporation (incorporated herein by reference to Exhibit 10.64 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on March 1, 2004).

4.49	Summary of Key Terms in SMS Cooperation Agreement dated January 16, 2004 between Guangdong Mobile Communications Corporation and Shanghai Weilan Computer Co., Ltd. (incorporated herein by reference to Exhibit 10.65 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.50	Translation of Mobile Value-added Service Cooperation Agreement dated March 31, 2005 between Shanghai Weilan Computer Co., Ltd. and China United Telecommunications Corporation.

Exhibit
Number	Document
4.51	Translation of Content Agreement, effective May 15, 2003, among News Information Center of Xinhua (Shanghai) News Agency, Shanghai Weilan Computer Co., Ltd. and Shanghai Unilink Computer Co., Ltd. (incorporated herein by reference to Exhibit 10.67 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.52	Translation of Music Copyright License Agreement, effective January 1, 2004, among Speedline Enterprise Limited, Shanghai Linktone Consulting Co., Ltd. and its affiliate, and Shanghai BigIn Digital Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.68 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.53	Summary of Lease Agreement, effective January 2, 2004, between Shanghai Linktone Consulting Co., Ltd. and Beijing Ruilidian Real Estate Co., Ltd. (incorporated herein by reference to Exhibit 10.69 to the Company’s Registration Statement on Form F-1 (Registration No. 33-112903) as filed with the Commission on February 17, 2004).

4.54	Licensing Contract for Ringtones dated December 6, 2004, between Shanghai Linktone Consulting Co., Ltd. and BMG Music Publishing Hong Kong Ltd.

4.55*	Translation of Mobile Phone Ringback Tone Contract dated January 18, 2005, between Shanghai Linktone Consulting Co., Ltd. and EMI Music (China).

4.56	Share Purchase Agreement, dated April 22, 2005, by and among Linktone Ltd., Linktone Information Technology Co., Ltd., Mingji Guan, Shubing Zheng, Crown River Enterprises Ltd., Yuanhang Wang, Dong Li, Brilliant Concept Investments Ltd., Wangyou Digital Science & Technology (Shenzhen) Co., Ltd. and Shenzhen Yuanhang Science and Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.1 to the Company’s Report of Foreign Issuer on Form 6-K as filed with the Commission on May 24, 2005).

4.57	Equity Transfer Agreement, dated April 22, 2005, by and among Mingji Guan, Shubing Zheng, Yuanhang Wang and Dong Li. (incorporated herein by reference to Exhibit 99.2 to the Company’s Report of Foreign Issuer on Form 6-K as filed with the Commission on May 24, 2005).

4.58	Instrument of Transfer, dated May 13, 2005, by and among Crown River Enterprises Ltd. and Linktone Ltd. (incorporated herein by reference to Exhibit 99.3 to the Company’s Report of Foreign Issuer on Form 6-K as filed with the Commission on May 24, 2005).

4.59	Translation of Software License Agreement dated January 1, 2004 between Shanghai Huitong Information Company Limited and Shanghai Weilan Computer Company Limited (Short Message Platform System Software).

4.60	Translation of Software License Agreement dated January 1, 2004 between Shanghai Huitong Information Company Limited and Shanghai Weilan Computer Company Limited (Database Software).

4.61	Translation of Software License Agreement dated September 1, 2003 between Shanghai Huitong

Exhibit
Number	Document
Information Company Limited and Shanghai Weilan Computer Company Limited (PETS Cellphone Games Software V1.0).

4.62	Translation of Software License Agreement dated January 1, 2004 between Shanghai Huitong Information Company Limited and Shanghai Weilan Computer Company Limited (Photos and Tones Cellphone Software V1.0).

4.63	Translation of Exclusive Consulting and Service Agreement dated January 1, 2004 between Shanghai Linktone Consulting Company Limited and Shanghai Weilan Computer Company Limited.

8.1	Significant Subsidiaries.

11.1	Code of Business Conduct.

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm.

15.2	Consent of Maples and Calder.

15.3	Consent of Fangda Partners.

15.4	Consent of CIBC World Markets.

*	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions will be separately submitted to the Securities and Exchange Commission.