Form 20-F
period 2005-12-31
LINKTONE LTD
filed 2006-06-30
CIK 1270532

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to                     .

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 000-50596
LINKTONE LTD.
(Exact name of Registrant as specified in its charter)
N/A

(Translation of Registrant’s name into English)
Cayman Islands

(Jurisdiction of incorporation or organization)
5/F, Eastern Tower, No. 689, Beijing Dong Road
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
NONE

(Title of Class)
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 257,317,900 ordinary shares, par value US$0.0001 per share.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☐                    Accelerated Filer ☑                    Non-Accelerated Filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow:
     Item 17 ☐           Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

INTRODUCTION

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
Item 2.	Offer Statistics and Expected Timetable
Item 3.	Key Information
Item 4.	Information on the Company
Item 4A.	Unresolved Staff Comments
Item 5.	Operating and Financial Review and Prospects
Item 6.	Directors, Senior Management and Employees
Item 7.	Major Shareholders and Related Party Transactions
Item 8.	Financial Information
Item 9.	The Offer and Listing
Item 10.	Additional Information
Item 11.	Quantitative and Qualitative Disclosures About Market Risk
Item 12.	Description of Securities Other than Equity Securities

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.	Controls and Procedures
Item 16.	Reserved
Item 16A.	Audit Committee Financial Expert
Item 16B.	Code of Ethics
Item 16C.	Principal Accountant Fees and Services
Item 16D.	Exemptions from the Listing Standards for Audit Committees
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

PART III

Item 17.	Financial Statements
Item 18.	Financial Statements
Item 19.	Exhibits
EX-4.5 EMPLOYMENT TERMINATION AGREEMENT - RAYMOND YANG LEI
EX-4.7 EMPLOYMENT TERMINATION AGREEMENT - MICHAEL GUANGXIN LI
EX-4.8 EMPLOYMENT AGREEMENT - MICHAEL GUANGXIN LI
EX-4.10 EMPLOYMENT TERMINATION AGREEMENT - YE XIN
EX-4.16 COPYRIGHT LICENSE AGREEMENT
EX-4.49 LEASE AGREEMENT
EX-4.59 SOFTWARE LICENSE AGREEMENT
EX-4.60 SOFTWARE LICENSE AGREEMENT
EX-4.62 SUPPLEMENTAL AGREEMENT
EX-4.64 SUPPLEMENTAL AGREEMENT
EX-4.65 SOFTWARE LICENSE AGREEMENT
EX-4.66 SUPPLEMENTAL AGREEMENT
EX-4.67 SOFTWARE LICENSE AGREEMENT
EX-4.68 SUPPLEMENTAL AGREEMENT
EX-4.69 SOFTWARE LICENSE AGREEMENT
EX-4.70 SUPPLEMENTAL AGREEMENT
EX-4.71 EXCLUSIVE CONSULTING AND SERVICE AGREEMENT
EX-4.72 EXCLUSIVE CONSULTING AND SERVICE AGREEMENT
EX-4.73 BUSINESS COOPERATION AGREEMENT
EX-4.74 LOAN AGREEMENT
EX-4.75 LOAN AGREEMENT
EX-4.76 EQUITY INTERESTS PLEDGE AGREEMENT
EX-4.77 EQUITY INTERESTS PLEDGE AGREEMENT
EX-4.78 CONTRACT RELATING TO EXCLUSIVE PURCHASE RIGHT
EX-4.79 CONTRACT RELATING TO EXCLUSIVE PURCHASE RIGHT
EX-4.80 EXCLUSIVE CONSULTING AND SERVICE AGREEMENT
EX-4.81 EQUITY TRANSFER AGREEMENT
EX-4.82 OPERATING AGREEMENT
EX-8.1 SIGNIFICANT SUBSIDIARIES
EX-12.1 CERTIFICATION OF CEO REQUIRED BY RULE 13A-14(A)
EX-12.2 CERTIFICATION OF CFO REQUIRED BY RULE 13A-14(A)
EX-13.1 CERTIFICATION OF CEO REQUIRED BY RULE 13A-14(B)
EX-13.2 CERTIFICATION OF CFO REQUIRED BY RULE 13A-14(B)
EX-15.1 CONSENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY
EX-15.2 CONSENT OF MAPLES AND CALDER
EX-15.3 CONSENT OF FANGDA PARTNERS

3

INTRODUCTION
          This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005.
Forward-Looking Information
          This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including but not limited to those risks and uncertainties identified under the section heading “Risk Factors” below.
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
PART I
Item 1. Identity of Directors, Senior Management and Advisers
          Not Applicable.
Item 2. Offer Statistics and Expected Timetable
          Not Applicable.
Item 3. Key Information
A. Selected Financial Data
          The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The following data as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 has been derived from our audited consolidated financial statements for those years and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001 and 2002 has also been derived from our audited consolidated financial statements for those years, which are not included in this annual report. Our audited financial statements for the foregoing periods were prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.
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
     All amounts below are in U.S. dollars, except for share number data.

	As of December 31,
	2001	2002	2003	2004	2005
	(audited)	(audited)	(audited)	(restated and	(audited)
				audited) #
Statements of Operations Data:
Gross revenues	$1,086,587	$4,309,036	$16,601,492	$50,318,744	$73,608,603
Net revenues	1,011,910	4,068,767	15,485,670	48,083,700	70,487,256
Cost of services	(325,258)	(1,525,146)	(5,819,391)	(15,305,416)	(26,483,694)

Gross profit	686,652	2,543,621	9,666,279	32,778,284	44,003,562
Operating expenses:
Product development	(368,445)	(426,872)	(748,209)	(2,807,720)	(6,229,976)
Selling and marketing	(745,312)	(1,171,988)	(2,144,540)	(8,794,568)	(14,719,763)
Stock-based compensation*	—	—	(1,119,529)	(3,464,807)	(2,012,425)
Other general and administrative	(1,400,142)	(1,526,724)	(2,070,141)	(6,809,947)	(9,774,570)

Total operating expenses	(2,513,899)	(3,125,584)	(6,082,419)	(21,877,042)	(32,736,734)
Income/(loss) from operations	(1,827,247)	(581,963)	3,583,860	10,901,242	11,266,828
Interest income	22,000	46,010	32,223	815,447	1,965,801
Other income	—	—	—	346,652	720,763
Income tax expense	—	—	—	(997,307)	(1,504,329)

Net income/(loss)	$(1,805,247)	$(535,953)	$3,616,083	$11,066,034	$12,449,063

Foreign currency translation	9,016	(84)	457	264	549,586
Unrealized gain/(loss) on investments in marketable securities	—	—	—	(64,678)	242,076
Comprehensive income/(loss)	$(1,796,231)	$(536,037)	$3,616,540	$11,001,620	$13,240,725

Earning/(loss) per share:
Basic	$(0.03)	$(0.01)	$0.02	$0.05	$0.05

Diluted	$(0.03)	$(0.01)	$0.02	$0.04	$0.05

Weighted average ordinary shares:
Basic	97,390,000	97,390,000	97,390,000	224,569,476	257,020,040

Diluted	97,390,000	97,390,000	109,556,852	248,081,126	275,385,579

Statements of Cash Flows Data:
Cash flows from:
Operating activities	$(987,021)	$(289,525)	$2,880,751	$9,654,127	$9,561,944
Investing activities	(287,906)	(85,081)	(304,380)	(17,266,029)	(34,440,154)
Financing activities	3,345,650	1,034,979	—	65,412,374	(2,832,327)

*	Stock-based compensation is a component of general and administrative expenses.

#	We restated our consolidated financial statements for the year ended December 31, 2004. For details, see Item 5 under the heading “Operating and Financial Review and Prospects — Operating Results — Restatement of 2004 Consolidated Financial Statements.”

	As of December 31,
	2001	2002	2003	2004	2005
	(audited)	(audited)	(audited)	(restated and	(audited)
				audited)
Balance Sheet Data:
Cash and cash equivalents	$2,375,776	$3,036,065	$5,612,893	$63,413,629	$36,252,678
Short term investments	—	—	—	14,860,365	41,580,530
Accounts receivable, net	443,860	563,787	3,092,619	10,445,535	15,945,662
Property and equipment, net	236,868	236,714	450,238	2,527,813	3,565,446
Tax refund and other receivables	119,275	125,213	554,300	5,497,600	7,268,077

Total assets	$3,175,779	$3,961,779	$9,710,050	$98,207,955	$118,880,280

Total liabilities	620,502	907,560	1,919,762	10,538,867	18,790,369
Total shareholders’ equity/(deficit)	223,982	(385,514)	4,206,619	87,669,088	100,089,911

Total liabilities and shareholders’ equity/(deficit)	$3,175,779	$3,961,779	$9,710,050	$98,207,955	$118,880,280

Exchange Rate Information
          Our business is currently conducted in and from China in Renminbi. In this annual report, all references to “Renminbi” and “RMB” are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For reader convenience, this annual report contains translations of some Renminbi or U.S. dollar amounts for 2005 at US$1.00: RMB8.0702, which was the prevailing rate on December 31, 2005. The prevailing rate at June 21, 2006 was US$1.00: RMB7.9969. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.
     The following table sets forth the average buying rate for Renminbi expressed as per one U.S. dollar for the years 2001, 2002, 2003, 2004 and 2005.

Year	Renminbi Average(1)
2001	8.2772
2002	8.2772
2003	8.2771
2004	8.2768
2005	8.1826

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.
     The following table sets forth the high and low exchange rates for Renminbi expressed as per one U.S. dollar during the past six months.

	Renminbi Average
Month Ended	High	Low
December 31, 2005	8.0808	8.0702
January 31, 2006	8.0702	8.0596
February 28, 2006	8.0616	8.0415
March 31, 2006	8.0505	8.0167
April 30, 2006	8.0248	8.0040
May 31, 2006	8.0300	8.0005

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
          We offer most of our wireless value-added services to consumers through the two principal mobile phone operators in China, China Mobile Communications Corporation, or China Mobile, and China United Telecommunications Corporation, or China Unicom, which service substantially all of China’s approximately 393.4 million mobile phone subscribers. As of April 2006, China Mobile had approximately 263.4 million subscribers, or 67% of the mobile phone service market in China, while China Unicom had approximately 130 million subscribers, or 33% of the mobile phone service market in China. Given their dominant market position, our negotiating leverage with these operators is limited. If our various contracts with either operator are terminated or adversely altered, it may be impossible to find appropriate replacement operators with the requisite licenses and permits, infrastructure and customer base to offer our services, and our business would be significantly impaired. For 2003, 2004 and 2005, we derived approximately 88.3%, 88.1% and 85.0%, respectively, of our total revenues, including all of our revenues for advanced second generation, or 2.5G, and audio-related services, from China Mobile and are, therefore, particularly dependent on that operator.
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
          While we believe the mobile operators’ recent focus on compliance and service initiatives will result in a stronger, more orderly market in the long-term, it has also resulted in service and billing suspensions and in our having to pay certain charges due to the occasional contravention of certain of these policies by us. Specifically, we received a notice of sanction from China Mobile in December 2004 for violating its rules relating to the acquisition of users for our wireless application protocol, or WAP, services. As a result, we were not allowed to bill WAP users from January 1, 2005 until October 10, 2005. In addition, China Mobile suspended approval of any new product applications by us for its wireless platforms, including SMS, MMS, WAP, JAVA™, IVR and ringback, between January 1, 2005 and June 30, 2005. For 2005, the amount of fines was negligible, compared to $0.7 million for 2004. Because the mobile operators’ policies are in a state of flux at this time and they are highly sensitive to customer complaints (even if the complaints may not have a bona fide basis), we cannot be certain that our business activities will always be deemed in compliance with those policies despite our efforts to so comply. Accordingly, we may be subject to additional monetary penalties or service suspensions or both, even for conduct which we believed to be permissible. Our relationships with the mobile operators could be adversely affected in the long-term if we are perceived to be providing consistently poor quality services or weak customer service. Any non-compliance with the mobile operators’ policies by us, whether inadvertent or not, could result in a material and adverse effect on our revenue, profitability and financial condition.

Our business could be adversely affected if any of the mobile operators in China begin providing their own portfolio of wireless value-added services that compete with our services.
          The principal mobile operators in China currently offer a limited number of specific wireless value-added services, such as personal information management and instant messaging. However, they have not yet developed their own comprehensive portfolio of services. Our business may be adversely affected if any of the mobile operators in China decides to begin providing its own wireless value-added services to mobile phone users which compete with our services. In that case, we would not only face enhanced competition, but could be partially or fully denied access to their networks.
Our revenue and profitability could be materially and adversely affected if we are required to pay the mobile operators for their share of service fees not paid by customers due to service quality or other problems.
          If a customer refuses to pay for a wireless value-added service due to quality or other problems attributable to the service provider, the mobile operators have generally not required the service provider to pay them for their portion of the service fees that were lost as a result of the customer’s refusal to pay. However, China Unicom’s affiliate in Fujian province requires us and other service providers to reimburse it for these amounts in connection with our SMS services provided in that province. If any of the mobile operators in China adopts such a policy in other provinces and we cannot maintain high levels of service quality and customer service, we may have to pay significant amounts of service fees for which we receive no corresponding revenue, which could materially and adversely affect our revenue and profitability.
We depend on the mobile operators to maintain accurate records and to pay us for services we provide.
          We depend on the mobile operators to maintain accurate records of the fees paid by users and to pay us for services we provide. Specifically, the mobile operators provide us with monthly statements that do not provide itemized information regarding which of our services are being paid for. As a result, monthly statements that we have received from the mobile operators cannot be reconciled to our own internal records for the reasons discussed below under the heading “— Because the mobile operators do not supply us with revenue and transmission information on a service-by-service basis, we can only estimate our actual gross revenue and our cost of services by service type, and as a result, which of our services are or may be profitable, all of which make it difficult to analyze the factors affecting our financial performance.” In addition, we have only limited means to independently verify the information provided to us in this regard because we do not have access to the mobile operators’ internal records. Our business and results of operations could be adversely affected if these mobile phone operators miscalculate the revenue generated from our services and our portion of that revenue.
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
          These situations are known in the industry as billing and transmission failures, and we do not recognize any revenue for services which are characterized as billing and transmission failures. The failure rate can vary among the operators, and by province, and also has fluctuated significantly in the past, ranging on a monthly basis from 10% to 53% of the total billable messages which are reflected in our internal records during 2005. For 2005, the rate of billing and transmission failures for our services averaged approximately 39% of the total billable messages. Billing and transmission failures therefore will significantly lower the revenue we record. We are also required to pay some of our content providers a percentage of the revenue received from or confirmed by the mobile operators with respect to services incorporating the content providers’ products. In calculating the fees payable to these providers, we make estimates to take into account billing and transmission failures which may have been applicable to the services incorporating the providers’ products, and reduce the fees payable by us accordingly. Nonetheless, as estimates involve making assumptions which may prove inaccurate, we have in the past paid, and may continue to pay, such providers fees which are disproportionate to what we have been paid for the relevant service.
Because the mobile operators do not supply us with revenue and transmission information on a service-by-service basis, we can only estimate our actual gross revenue and our cost of services by service type, and as a result, which of our services are or may be profitable, all of which make it difficult to analyze the factors affecting our financial performance.
          China Mobile and China Unicom provide us with separate monthly statements for our SMS, 2.5G and audio-related services. However, the monthly statements of the operators with respect to each such service category do not contain revenue and billing and transmission failure information on a specific service-by-service basis. Although we maintain our own records reporting the services provided, we can only estimate our actual gross revenue and cost of services by service type because we are unable to confirm which services were transmitted but resulted in billing and transmission failures. As a result, we are not able to definitively calculate and monitor service-by-service revenue, margins and other financial information, such as average revenue per user by service and total revenue per user by service, and also cannot definitively determine which of our services are or may be profitable.
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
          China Mobile generally charges us service fees of 15% to 30% of the revenues generated by our services. China Unicom has implemented a sliding scale system whereby the percentage of gross revenue received by the service provider can range from 40% to 88% depending on customer usage, revenue and other performance criteria. In 2005, we received on average 71% of the gross revenue from China Unicom. Moreover, to the extent that the number of messages sent by us over China Mobile’s network, and over China Unicom’s network in most provinces, exceeds the number of messages our customers send to us, we must pay per message network fees, which decrease in several provinces as the volume of customer usage of our services increases. The number of messages sent by us will exceed those sent by our users, for example, if a user sends us a single message to order a game but we in turn must send that user several messages to confirm his or her order and deliver the game itself. We cannot be certain that we will be able to satisfy these criteria in the future or that the mobile operators will keep the criteria at their current levels. Any future increase in the mobile operators’ network fees and service charges could reduce our gross margins.
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
          Our chief executive officer and chief financial officer joined our company in 2003 and 2005, respectively. Accordingly, they have worked together at our company for a relatively short period of time. Due to the fact that our senior managers joined our company only recently and have relatively limited experience working with each other, it is difficult to predict how successful they will be, and our management team may not be as effective as anticipated. Our business strategy may not be realized to its full extent and our business may suffer if these senior managers cannot work together as a team.

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
          For the years ended December 31, 2003, 2004 and 2005, approximately 6.2%, 3.0% and 2.0%, respectively, of our gross revenues were based on such estimates. However, we are focusing on increasing sales of our wireless value-added services through the Personal Handyphone System, or PHS, and Personal Access System, or PAS, networks of China Telecom Group, or China Telecom, and China Netcom Corporation Ltd., or China Netcom, and sales of our audio related services to fixed line customers of China Telecom and China Netcom, which have recently begun to offer value-added services and have not implemented comprehensive billing systems. We are also focused on increasing sales in less economically developed provinces in the central and western parts of China where the provincial offices of the mobile operators often have not implemented comprehensive billing systems for wireless value-added services. As a result, we have on occasion received monthly statements from China Telecom and China Netcom and certain provincial operators of China Mobile and China Unicom in less economically developed provinces significantly later than China Mobile and China Unicom provincial operators in more economically developed provinces. This in turn tends to increase the portion of our revenue that we must estimate for a given quarter. At the same time, China Mobile has completed the implementation of new billing systems in all provinces in China while China Unicom has implemented similar systems in substantially all provinces. The information provided to third party service providers such as our company under these new systems is less detailed in certain respects than before, making revenue estimations somewhat more difficult.
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
We face intense competition.
          The Chinese market for wireless value-added services is intensely competitive, and is changing rapidly. We compete principally with three groups of wireless value-added service providers in China:
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
          Per capita income levels and mobile phone penetration rates (i.e., the number of mobile subscribers divided by the population of China) in China are generally higher in the coastal and southern provinces, such as Guangdong, Jiangsu, Liaoning, and Zhejiang provinces, as well as the municipalities of Shanghai and Beijing, which are among our top revenue generating locales.

          As noted above, there are numerous, often highly-subjective bases on which the mobile operators have the right to terminate our contracts with them. Moreover, our contracts with China Mobile for Guangdong, Jiangsu, Liaoning and Zhejiang provinces and the municipalities of Shanghai and Beijing can be terminated in the discretion of either contracting party upon 15 to 30 days notice, depending on the contract. If these contracts are terminated or adversely altered or there is a general economic downturn in those areas, our business could be adversely affected. We cannot predict whether there will be a termination of our contracts with affiliates of the mobile operators in significant provinces in the future.
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
          Our future success is heavily dependent upon the continued service of our key executives, particularly Michael Guangxin Li, our chief executive officer, and Colin Sung, our chief financial officer. Our future success is also dependent upon our ability to attract and retain qualified senior and middle managers to our management team. If one or more of our current or future key executives and employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and our business may be severely disrupted. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose customers and suppliers and incur additional expenses to recruit and train personnel. Each of our executive officers has entered into an employment agreement and a confidentiality, non-competition and non-solicitation agreement with us. We do not maintain key-man life insurance for any of our executive officers.
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
          Both the continual accessibility of the networks of the mobile operators in China and the performance and reliability of China’s Internet infrastructure are critical to our ability to attract and retain users. Moreover, our business depends on our ability to maintain the satisfactory performance, reliability and availability of our technology platform. The servers which constitute the principal system hardware for our operations are located in three locations in Shanghai, three locations in Beijing and one location in Jiangsu and one location each in Zhejiang, Guizhou, Hebei and Hunan. We maintain backup system hardware in our offices in Shanghai and Beijing, but cannot be certain such backup will be adequate if there are problems with our primary system hardware. Any server interruptions, break-downs or system failures, including failures caused by sustained power shutdowns, floods or fire causing loss or corruption of data or malfunctions of software or hardware equipment, or other events outside our control that could result in a sustained shutdown of all or a material portion of the mobile networks, the Internet or our technology platform, could adversely impact our ability to provide our services to users and decrease our revenues.
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
          In connection with China’s entry into the World Trade Organization, or WTO, foreign investment in telecommunications and Internet services in China was liberalized to allow for up to 30.0% foreign ownership in value-added telecommunication and Internet services in 2002, 49.0% in 2003 and 50.0% thereafter. In order to meet these ownership requirements, as of December 31, 2005, we maintained control over the following PRC affiliated companies: (i) Shanghai Weilan Computer Co., Ltd. (“Shanghai Weilan”), which is 50% owned by each of two of our shareholders, Ankai Hu and Dong Li; (ii) Shanghai Unilink Company Ltd. (“Shanghai Unilink”), which is 50% owned by our Vice President of Product Development, Jing Wang, and 50% owned by our former Vice President of Business Development, Wei Long, each of whose equity interests in Shanghai Unilink are in the process of being transferred to our Financial Controller, Jinhua Yuan, and our Human Resource Manager, Rong Zhang, respectively; (iii) Shenzhen Yuan Hang Technology Co., Ltd. (“Shenzhen Yuanhang”), which is 50% owned by our Vice President of Business Development, Yan Ma, and 50% owned by our Financial Controller, Jinhua Yuan; (iv) Beijing Cosmos Digital Technology Co., Ltd. (“Beijing Comos”), which is 50% owned by our Human Resource Manager, Rong Zhang, and 50% owned by our Product Development Manager, Teng Zhao; (v) Hainan Zhong Tong Computer Network Co., Ltd. (“Hainan Zhong Tong”), which is 50% owned by our Financial Controller, Jinhua Yuan, and 50% owned our Product Development Manager, Teng Zhao; (vi) Beijing Lian Fei Wireless Communications Technology Co., Ltd. (“Beijing Lian Fei”), which is 50% owned by our Vice President of Business Development, Yan Ma, and 50% owned by our Human Resource Manager, Rong Zhang; and (vii) Shanghai Qimingxing E-commerce Co., Ltd. (“Shanghai Qimingxing”), which is 50% owned by our Financial Controller, Jinhua Yuan, and 50% owned by our Technical Senior Manager, Xingyong Ding. We hold no ownership interest in those companies. It is possible that the relevant Chinese authorities could, at any time, assert that any portion of or all of the existing or future ownership structure and businesses of us, any of our wholly owned subsidiaries, or any of our PRC affiliated companies, violate existing or future Chinese laws, regulations or policies. It is also possible that the new laws or regulations governing the telecommunication or Internet sectors in China that have been adopted or may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of our, our wholly owned subsidiaries’ or our PRC affiliated companies’ current or proposed businesses and operations. In addition, these new laws and regulations may be retroactively applied. In any such case, we could be required to restructure our operations which could adversely affect our ability to operate our business effectively or at all.
We may be unable to collect long-term loans to shareholders of our affiliated Chinese entities.
          At December 31, 2005, we had provided long-term interest free loans with an aggregate outstanding balance of approximately RMB69.7 million ($8.4 million) to shareholders of our affiliated Chinese entities for the purpose of investing in our affiliated Chinese entities as registered capital and to make payments to the selling shareholders from whom we acquired certain of our affiliated Chinese entities for settlement of purchase price consideration pursuant to applicable acquisition agreements. The term of these loans in each case is 10 years. The shareholders of our affiliated Chinese entities can only repay the loans by transferring to us or our designees all of their equity interest in the respective affiliated Chinese entity. Please refer to the table under Item 5 of this annual report under the heading “Arrangements with Consolidated Affiliates — Loan Agreements.” We expect that we will continue to be involved in and provide additional financial support in the future to the extent allowed by the Sarbanes-Oxley Act of 2002 and other applicable laws. Because of uncertainty associated with Chinese law, ultimate enforcement of the loan agreements is uncertain.

We depend upon contractual arrangements with our affiliated Chinese entities for the success of our business. These arrangements may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.
          Because we conduct our business only in China, and because we are restricted by the Chinese government from owning telecommunications or Internet operations in China, we depend on our affiliated Chinese entities, Shanghai Weilan, Shanghai Unilink, Shenzhen Yuanhang, Beijing Cosmos, Hainan Zhong Tong, Beijing Lian Fei and Shanghai Qimingxing, in which we have no direct ownership interest, to provide those services through contractual agreements with the mobile operators. These arrangements may not be as effective in providing control over our telecommunications or Internet operations as direct ownership of these businesses. For example, Shanghai Weilan or Shanghai Unilink could fail to take actions required to operate our business, such as entering into content development contracts with potential content suppliers or service contracts with the mobile operators in China. Moreover, the fees for our services are paid by the mobile operators directly to Shanghai Weilan and Shanghai Unilink, which are then obligated at our request to transfer substantially all of such fees to our wholly owned subsidiaries, Shanghai Linktone Consulting Co., Ltd. (“Linktone Consulting”), Shanghai Huitong Information Co., Ltd. (“Shanghai Huitong”) and Shanghai Linktone Internet Technology Co., Ltd. (“Linktone Internet”). If Shanghai Weilan or Shanghai Unilink fail to perform their obligations under these agreements, we may have to rely on legal remedies under Chinese law, which we cannot assure you would be effective or sufficient.
We generate our internal funds almost exclusively from our subsidiaries. If those entities are restricted from paying dividends to us, we may lose almost all of our internal source of funds.
          We are a holding company with assets consisting primarily of cash generated from our initial public offering in March 2004 and our equity interests in Linktone Consulting, Shanghai Huitong, Linktone Internet, Brilliant Concept Investments Ltd. (“Brilliant”), Wang You Digital Technology Co., Ltd. (“Wang You”), and Linktone Software Co., Ltd. (“Linktone Software”). Our internal source of funds has been derived almost exclusively from dividend payments from those entities after they receive payments from our PRC affiliated companies. We are likely to lose all of our source of funds if those entities are restricted from paying dividends to us, except for interest and dividend we earned on our fixed deposits and short term investments which totaled $23,000 in 2003, $752,000 in 2004 and $1,880,000 in 2005. Under current Chinese tax regulations, dividends paid to us are not subject to Chinese withholding tax. However, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations, which in turn restricts our ability to receive these revenues.
          The principal differences between net income under Chinese accounting standards and U.S. GAAP relate to stock-based compensation and deferred taxes. Stock-based compensation and deferred taxes are not recognized under Chinese accounting standards. Under Chinese law, Linktone Consulting, Shanghai Huitong, Linktone Internet, Wang You and Linktone Software are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are established to offset losses and for other general purposes under Chinese law and they are not distributable as cash dividends. If further restrictions on payments of dividends by our subsidiaries are implemented under Chinese law, our revenues could decrease significantly.

If any of our subsidiaries incurs any debt, it could impact our ability to pay dividends on our ordinary shares or ADSs.
          If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ordinary shares or ADSs.
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
          We rely on a combination of copyright, trademark and trade secrecy laws and contractual restrictions on disclosure to protect our intellectual property rights. We have registered 90 trademarks with China’s Trademark Office and one trademark in each of Hong Kong, Singapore and Taiwan. We are in the process of applying for 36 additional trademarks in China and two trademarks in the United States. We have also obtained 21 copyright certificates in China for certain cartoons and images and 26 copyright certificates for computer software. Our efforts to protect our proprietary rights may not be effective to prevent unauthorized parties from copying or otherwise obtaining and using our technology and content, particularly in China where the laws may not protect our proprietary rights as fully as in the United States. Monitoring unauthorized use of our services is difficult and costly, and we cannot be certain that the steps we take will effectively prevent misappropriation of our technology and content. For example, competitors could copy one or more of our downloadable icons, and we may not become aware of the infringement in a timely manner or at all or be able to take effective action to enforce our rights.
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
          Selective acquisitions, such as our recent acquisitions of Beijing Cosmos, Brilliant, Hainan Zhong Tong, Beijing Lian Fei and Shanghai Qimingxing, form part of our strategy to further expand our business. If we are presented with appropriate opportunities, we may acquire additional businesses, technologies, services or products which are complementary to our core wireless value-added services business. The companies we recently acquired may not perform as well as we expect, and have required significant attention from our management, in particular to ensure that the acquisitions do not disrupt our relationships with the mobile operators in China, or affect our users’ opinion of our services and customer support and are effectively integrated with our existing operations and wireless value-added services. Future acquisitions will also likely present similar challenges.
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
          We may be classified as a passive foreign investment company by the United States Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a passive foreign investment company, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a passive foreign investment company is made on an annual basis and depends on the composition of our income and assets, including goodwill, from time to time. Specifically, we will be classified as a passive foreign investment company for U.S. tax purposes if 50.0% or more of our assets, based on an annual quarterly average, are passive assets, or 75.0% or more of our annual gross income is derived from passive assets. We have determined that virtually all of our income for 2003, 2004 and 2005 was active income under the gross income test. However, as cash and cash equivalents (which constitute passive assets for passive foreign investment company testing purposes) have comprised a significant percentage of our assets (based on U.S. GAAP) in the past, the determination whether we were a passive foreign investment company in prior years or will be a passive foreign investment company in the future will depend on the valuation of our intangible assets (including goodwill and going concern value) which are not reflected in our financial statements. We did not obtain an appraisal of our intangible assets for passive foreign investment company testing purposes for prior periods, but we believe that the value of these intangibles exceeds the amount of our cash and cash equivalents. Our judgment is not binding on the Internal Revenue Service. Following the completion of our initial public offering in March 2004, the valuation of our intangible assets has been based, in part, on the market value of our ADSs, which is subject to change. In addition, the composition of our income and assets will be affected by the cash we raised in our initial public offering and how such cash has been spent. We cannot assure you that we will not be a passive foreign investment company for the current or any future taxable year. See Item 5. “Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company.”
Anti-takeover provisions in our charter documents could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management.
          Our amended and restated articles of association, include provisions which could make an acquisition of us more difficult and may prevent attempts by our shareholders to replace or remove our current management. These provisions include a classified board of directors. In addition, our board of directors has the right to issue preferred shares without shareholder approval, which could be used to institute a “poison pill” that would work to dilute a potential hostile acquirer’s ownership interest in our company, effectively preventing acquisitions that have not been approved by our board of directors.

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
          Management may not conclude that our internal control over our financial reporting is effective. For example, in February 2006, after consulting with the Audit Committee, we decided to restate our financial statements for the year ended December 31, 2004 as a result of an error related to the accounting for stock options. Also, in connection with the audit of our 2005 financial statements, we identified several areas of our internal controls over financial reporting that are classified as material weaknesses, significant deficiencies or control deficiencies in accordance with AU 325, Communication About Control Deficiencies in An Audit of Financial Statements, of PCAOB Standards and Related Rules, see “Item 15 – Controls and Procedures.” Even if these and any other issues that may arise in the future are addressed and our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if such firm is not satisfied with our internal control over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently from us. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act. As a result, any failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred, and expect to continue to incur, significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.
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
          The mobile operators in China also have their own policies regarding the distribution of inappropriate content by wireless value-added service providers and have punished certain providers for distributing content deemed by them to be obscene. Such punishments have included censoring of content, delays in payments of fees by the mobile operators to the offending service provider, restrictions on the ability of the service provider to bill for its services and suspension of the service on the mobile operators’ networks. Accordingly, even if we comply with Chinese governmental regulations relating to licensing and foreign investment prohibitions, if the Chinese government or one or more of the mobile operators were to take any action to limit or prohibit the distribution of information or to limit or regulate any current or future content or services available to users, our revenues could be reduced and our reputation harmed.
Telecommunication laws and regulations in China are evolving and subject to interpretation and may change in the future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties.
          Although wireless value-added services are subject to general regulations regarding telecommunication services, we believe that currently, there are few Chinese laws at the national level specifically explicitly governing wireless value-added services, such as our services related to SMS, MMS and WAP. Many providers of wireless value-added services have obtained various value-added telecommunication services licenses. Although Shanghai Weilan, Shanghai Unilink, Beijing Cosmos, Hainan Zhong Tong, Beijing Lian Fei and Shanghai Qimingxing have obtained value-added telecommunication services licenses issued by the Shanghai Municipal Telecommunications Administration Bureau, or Shanghai Communication Administration, and national inter-provincial value-added telecommunication licenses in accordance with the Ministry of Information Industry’s general regulations regarding telecommunication services, we cannot be certain that other local or national value-added telecommunication services license requirements will be required or will conflict with each other or that any given license will be deemed sufficient by the relevant governmental authorities for the provision of this category of service. It is also possible that new national legislation might be adopted to regulate such services.

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
          Our affiliate, Shanghai Weilan, operates Internet Web sites in China, which are one of the channels through which our services are offered. The interpretation and application of existing Chinese laws and regulations, the stated positions of the main governing authority, the Ministry of Information Industry, and the possibility of new laws, regulations or policy positions being adopted have created significant uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese companies with Internet operations including those of our company. In particular, the Ministry of Information Industry has stated that the activities of Internet content providers are subject to regulation by various Chinese government authorities, depending on the specific activities conducted by the Internet content provider. We cannot be certain that the commercial Internet content provider license issued by the local Shanghai Municipal Telecommunications Administration Bureau and held by Shanghai Weilan or any value-added telecommunication license held by Shanghai Weilan, Shanghai Unilink, Beijng Cosmos, Hainan Zhong Tong, Beijing Lian Fei or Shanghai Qimingxing will satisfy these requirements. Our failure to comply with applicable Chinese Internet regulations could subject us to severe penalties as noted in the prior risk factor.
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
          It is anticipated that the Chinese government will grant regional or national licenses to offer full mobility wireless services in China to China Telecom, China Netcom and possibly other parties, although the timing of such grants is unclear. We began providing SMS services over the fixed line networks of China Telecom and China Netcom in September 2004, and have launched audio related services over the fixed line networks and the limited mobility PHS and PAS networks operated by those operators. Limited mobility networks provide a limited range of mobile phone services to a group of users within a designated geographic area such as a single city. Our relationships with these mobile operators are not, however, as developed as our relationships with China Mobile and China Unicom. As a result, if those parties receive regional or national wireless licenses and are successful in the market but we are unable to develop cooperative relationships with them, our business could be adversely affected if they take market share for wireless value-added services from China Mobile and China Unicom. It is also possible that China Telecom, China Netcom and any other parties receiving wireless licenses may decide to offer wireless value-added services created by them, rather than by third party service providers such as our company. In that case, we would be in direct competition with those operators, and our business could be adversely affected if we are not able to compete effectively against them.
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
Any recurrence of severe acute respiratory syndrome, or SARS, an outbreak of the H5N1 strain of bird flu (avian influenza) or another widespread public health problem, could adversely affect our business and results of operations.
          A renewed outbreak of SARS or another widespread public health problem in China, where all of our revenue is derived, and in Shanghai, where our operations are headquartered, could have a negative effect on our operations. In addition, there has been confirmed human cases of avian influenza in PRC, Vietnam, Iraq, Thailand, Indonesia, Turkey, Cambodia and other countries which have proven fatal in some instances. If such an outbreak or any other similar epidemic were to spread in the PRC, where our operations are located, it may adversely affect our business and operating results.
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
          Because almost all of our future revenues may be in the form of Renminbi, any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund our business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions and paying dividends, significant restrictions still remain, including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.
Recent Chinese regulations relating to acquisitions of Chinese companies by foreign entities may limit our ability to acquire Chinese companies and adversely affect the implementation of our acquisition strategy as well as our business and prospects.
          On October 21, 2005, the State Administration for Foreign Exchange, or SAFE, issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 replaced the previous SAFE regulations relating to acquiring of Chinese companies by foreign entities. Notice 75 requires each PRC resident, whether a natural or legal person, to complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch, prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC. In addition, an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company, or (2) the completion of any overseas fund raising by such offshore company. An amendment to the registration is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company.
          Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions on the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.
          As it is presently uncertain how the SAFE regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted or implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, we cannot predict how they will affect our business operations or future acquisition strategy. For example, our present and prospective Chinese subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be conditioned upon compliance with the SAFE registration requirements by such Chinese residents, over whom we have no control. In addition, we cannot assure you that such Chinese residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations because we have no control over the outcome of the registration procedures. With respect to our recent acquisitions of Brilliant and Beijing Cosmos or any future acquisitions of Chinese companies, we cannot assure you that we or the owners of such Chinese companies, each as the case may be, will be able to complete the necessary approvals, filings and registrations required by the regulations or other legislation. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

The value of our ordinary shares and ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi.
          The value of our ordinary shares and ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. From 1994 to July 21, 2005, the conversion of Renminbi into foreign currencies, including U.S. dollars, was based on exchange rates published by the People’s Bank of China, which was set daily based on the previous day’s interbank foreign exchange market rates in China and current exchange rates on the world financial markets. During that period, the official exchange rate for the conversion of Renminbi to U.S dollars was generally stable. However, on July 21, 2005, as a result of the Renminbi being re-pegged to a basket of currencies, the Renminbi was revalued and appreciated against the U.S dollar. There can be no assurance that such exchange rate will continue to remain stable in the future. Our business and the price of our ordinary shares and ADSs could be negatively affected by a revaluation of the Renminbi against the U.S. dollar or by other fluctuations in prevailing Renminbi-U.S. dollar exchange rates. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position and the price of our ordinary shares and ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.
Item 4. Information on the Company
A. History and Development of the Company
          We commenced operations as a business division of Intrinsic China Technology Ltd., which was incorporated in the Cayman Islands in November 1999. Intrinsic China Technology Ltd. focused primarily on developing wireless data software and wireless value-added services. In April 2001, our affiliated business division which focused on wireless data software was spun-off to form a newly established holding company in the Cayman Islands, Intrinsic Technology (Holdings) Ltd., and our company was renamed Linktone Ltd. Due to the significance of the spun-off division relative to that of our company, the transaction was accounted for as a reverse spin-off, with our company as the spinnee for accounting purposes. We are incorporated in Cayman Islands. Our registered office is located at M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our principal executive offices are located at 5/F, Eastern Tower, No. 689, Beijing Dong Road, Shanghai 200001, People’s Republic of China. Our telephone number is (86-21) 3318-4900. Our agent for service of process in the U.S. for the purpose of our securities filings is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.
          For more information on the history and development of our company, see Item 5 of this annual report under the headings “Our Corporate Structure” and “Arrangements with Consolidated Affiliates” and Item 4 of this annual report under the heading “Recent Developments.”
          The following diagram shows the current organizational structure of our subsidiaries and affiliated companies as of May 31, 2006:

          In March 2004, we completed the initial public offering of our American Depositary Shares, representing our ordinary shares, and listed those securities on the Nasdaq National Market.
          Our capital expenditures for 2003, 2004 and 2005 were approximately $0.3 million, $2.4 million and $2.0 million, respectively, consisting of the purchase of computer and office equipment and leasehold improvements. Substantially all of our capital expenditures for 2005 were incurred in connection with the expansion of our business, as well as furniture and computer equipment purchased in connection with the relocation of our Beijing office in December 2005. We anticipate that we will have capital expenditures in the next 12 months of approximately $1 million for software and technology infrastructure products which we expect to finance with internal funds.
Recent Developments
     In January 2005, we established a new subsidiary, Linktone Internet in China, which develops software internally for our 2.5G and audio-related products.
     In May 2005, we acquired all outstanding shares of Brilliant, a British Virgin Islands limited liability corporation. Brilliant, through its subsidiary and exclusive contractual arrangements with a domestic Chinese entity, is engaged in providing online gaming services. Brilliant, its subsidiary and affiliated company are collectively referred to as the Brilliant Group. The initial consideration was $3.1 million in cash. An additional payment of $5.7 million was made in March 2006 pursuant to an earn-out provision, based on eight times of the Brilliant Group’s net profit for 2005.
     In June 2005, we acquired all of the outstanding shares of Beijing Cosmos, a limited liability company incorporated in China. Beijing Cosmos is a provider of WAP services to China Unicom. As part of the consideration for this acquisition, we made an initial payment of $0.6 million in cash to Beijing Cosmos’s shareholders, and paid $0.8 million in cash to Beijing Cosmos to settle a loan owed by the shareholders to Beijing Cosmos and $0.2 million in cash to selling shareholders for the net working capital of Beijing Cosmos as of May 31, 2005. An additional payment of $2.5 million was made in May 2006 pursuant to an earn-out provision, based on approximately 3.8 times of Beijing Cosmos’s net profit for the eleven month period from May 1, 2005 to March 31, 2006.
     In June 2005, we completed the acquisition of Hainan Zhong Tong, a provider of SMS services to China Mobile. The aggregate purchase price was $1.7 million, comprised of $0.7 million in cash to selling shareholders and $1 million in cash paid to Hainan Zhong Tong for settling a loan owed by the selling shareholders to Hainan Zhong Tong.
     In June 2005, we completed the acquisition of Beijing Lian Fei, a provider of wireless value added (“WVAS”) services to China Mobile. The aggregate purchase price was $2 million, comprised of $1.5 million in cash to selling shareholders and $0.5 million in cash paid to Beijing Lian Fei for settling a loan owed by the selling shareholders to Beijing Lian Fei.
     In June 2005, we established a new subsidiary, Linktone Software, in China, which utilizes to develop software internally for our 3G products.
     In August 2005, we completed the acquisition of Shanghai Qimingxing, a provider WVAS services to China Mobile. The aggregate purchase price was $1.9 million, comprised of $0.8 million in cash to selling shareholders and $1.1 million in cash payable to Shanghai Qimingxing for settling a loan owed by the selling shareholders to Shanghai Qimingxing.

          In October 2005, we made a strategic investment in 9Sky International Limited and its related parties (collectively known as “9Sky entities”) by entering into senior secured convertible loan agreements in the total principal amount of $2,555,000. These loans are convertible into a certain percentage of shares of the 9Sky entities upon the occurrence of certain conditions by April 12, 2006 which date was subsequently extended to July 12, 2006.
          In January 2006, we acquired 51% of the outstanding shares of Ojava Overseas Ltd., a British Virgin Islands limited liability corporation (“Ojava Overseas”), and 80% of the outstanding equity interest in Beijing Ojava Wuxian Co., Ltd. (“Ojava Wuxian”), a domestic entity in the PRC. Ojava Overseas and Ojava Wuxian are collectively referred to as the Ojava Group. The Ojava Group is a leading mobile game developer and game publisher in the PRC. The initial payments for this acquisition were (a) $1.8 million in cash to shareholders of Ojava Overseas; (b) $1.6 million in cash to Ojava Overseas for subscription of additional shares issued by Ojava Overseas and (c) $1 million paid to Ojava Wuxian to settle a loan owed by shareholders to Ojava Wuxian. We also have an option to purchase the remaining 49% interest in Ojava Overseas and 20% interest in Ojava Wuxian based on the Ojava Group’s achievement of certain performance objectives in 2007 and 2008. The further payment is capped at $7.84 million.
          On February 24, 2006, our board of directors accepted Raymond Yang’s resignation as our Chief Executive Officer and Executive Director, and appointed Michael Guangxin Li, who resigned as our Chief Operating Officer on January 3, 2006, as a director. On March 1, 2006, our Chief Technology Officer, Xin Ye, resigned. On April 3, 2006, our board of directors appointed Michael Guangxin Li as our Chief Executive Officer.
B. Business Overview
OUR SERVICES
          We provide entertainment-oriented wireless value-added services to mobile phone users over the 2G and 2.5G mobile telecommunications networks in China. We specialize in the development, aggregation, marketing and distribution of consumer wireless content and applications for access by China’s estimated 393.4 million mobile phone users, primarily through the two principal mobile network operators in China, China Mobile and China Unicom.
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

     Our current 2G, 2.5G and audio-related services are as follows:

Technologies	Type of Consumer Service
SMS (2G)	•	Monophonic and Polyphonic Ringtones	•	Endless Battle Space Game	•	Horoscopes
	•	Icons and Screen Savers	•	Mobile Pet	•	WonderWorld Mobile Amusement Park
			•	Crystal Ball Fortune Telling Game	•	POP Messaging on Various Topics of Interest
	•	SMS Interactive			•	Jokes
		Television Messaging			•	Fan Clubs
					•	Event-driven or Entertainment News
MMS/WAP/ JavaTM (2.5G)	•	Customizable Monophonic and Polyphonic Ringtones	•	JavaTM -based Action, Role-Playing and Adventure Games	•	WAP-based Horoscopes, Jokes, Fan Clubs and Event-Driven or Entertainment News
	•	Color and Animated Icons and Screen Savers	•	WAP-based Card Games and Games of Chance	•	Love Genie WAP Dating Service
			•	Animated Cartoons and Comic Strips	•	MMS Downloads of Event-Driven News or Entertainment Updates

Audio-related Services	•	Ringback	•	Music
			•	Sound Effects
	•	IVR Services	•	Music
			•	Jokes
			•	Stories
			•	Chat services
			•	Mobile novels
			•	Mobile blogs
          We have launched several of our SMS and audio related services, which are described below, over the PHS or PAS limited mobility networks and fixed line networks operated by China Telecom and China Netcom. These networks provide a limited range of mobile phone services to a group of users within a designated geographic area such as a single city, without the ability to roam from area to area. The revenue generated from these services was not a significant part of our total gross revenues for 2004, but represented 4.3% of our total gross revenues for 2005.
          Our services can be purchased on a monthly subscription or per use basis, except for ringback audio-related services from which we derive our revenue on a per content download basis while the operator collects a monthly network service fee.
SMS
          Ringtones, Icons and Screen Savers. Our ringtone, icon and screen saver downloads enable mobile phone users to customize the ringtone of their phones and the image which appears on the phone screens.

          We offer over 5,000 ringtones which have been tailor-made for the Chinese market with monophonic, as well as polyphonic (which sounds more like real music than the traditional electronic ringing sounds of mobile phones), capabilities. We also offer more than 10,000 icons and screen savers which range in complexity from simple black-and-white images and monochrome color to full color images.
          Games. We offer interactive SMS-based games that can be played on the screens of mobile phones. These games are tailored by our product development department to play on the dial pad of a mobile phone. Our current game offerings include Endless Battle Space, Mobile Pet and Crystal Ball.
          SMS Interactive Television Messaging. Through our contractual relationship with STAR TV, and Hunan Patel Life TV, we also enable television viewers to interact with certain programs via SMS messages by, for example, sending an SMS message to vote for the winner of a contest on the program.
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
          Games. We offer games based on the JavaTM and Brew programming languages which offer an effective way to create sophisticated 2.5G games. We have already launched 120 JavaTM and Brew games as of December 31, 2005, such as Tom & Jerry Cheese Chase, Powerpuff Girls, Star Diver, Magic Shooting, Legend of Ninja, Counter Strike, Kitty Treasure Hunting and The Promise. We also offer WAP-based card games and games of chance such as blackjack, poker and mahjong, as well as WAP-based versions of our SMS games described above.
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
Revenues by Category of Activity
     China is the only principal market in which we compete. As described above, our revenues are comprised of SMS, 2.5G services including MMS, WAP and JavaTM games, and audio related services including ringback and IVR services. Gross revenues for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Year ended December 31,
	2003	2004	2005
SMS	$16,539,201	$40,180,566	$46,702,269
2.5G services	—	6,449,366	8,300,826
Audio related services	—	3,659,007	16,963,773
Casual games	—	—	1,374,995
Others	62,291	29,805	266,740

Total revenue	$16,601,492	$50,318,744	$73,608,603

OPERATOR SERVICE AGREEMENTS WITH CHINA MOBILE AND CHINA UNICOM
General
     China Mobile and China Unicom are the predominant mobile operators in China. Given their market presence, our negotiating leverage with these operators is limited, and our business is dependent on maintaining our relationships with them. See Item 3.D. “Risk Factors — Risks Related to Our Company — We depend on the two principal mobile phone operators in China for delivery of almost all of our services, and the termination or alteration of our various contracts with either of them or their provincial or local affiliates could materially and adversely impact our business.” Our affiliates, Shanghai Weilan, Shanghai Unilink, Beijing Cosmos, Hainan Zhong Tong, Beijing Lian Fei and Shanghai Qimingxing, have entered into service agreements with the national and some provincial and local offices of China Mobile and China Unicom to offer our various services through their networks. For 2003, 2004 and 2005, we derived approximately 88.3%, 88.1% and 85.0%, respectively, of our gross revenues from China Mobile.
Service Fee Arrangements and Other Payment Consideration.
     The following is a summary of the material features of our contractual relationships with China Mobile and China Unicom, and is not an exhaustive description.
          Service Fee Arrangements. China Mobile’s provincial operators charge us a service fee equal to 15.0% of the gross revenues from our content services (other than IVR services) with the remainder paid to us, except in Shanxi province where we currently pay 9% to 14% of the gross revenue depending on our monthly ranking among other service providers in the province. We currently pay a service fee equal to 30.0% of the gross revenues from our IVR services offered through China Mobile’s network. China Unicom has implemented a sliding scale fee arrangement whereby we receive a range of 40% to 88% of the gross revenues depending on customer usage, revenue and other performance criteria. In 2005, we received on average 71% of the gross revenues, with China Unicom receiving the remaining 29%.
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
          Network Fees. To the extent that the number of messages sent by us over China Mobile’s network exceeds the number of messages our customers send to us, we must also pay a per message network fee. For SMS, the applicable charge to us is currently RMB0.05 ($0.006) per message for China Mobile in Gansu, Guangxi, Hainan, Inner Mongolia, Qinghai, Tibet and Shanxi provinces, but if we were to fail to achieve certain usage thresholds in other provinces, China Mobile would apply a higher network fee of up to RMB0.10 ($0.01) per message. Similarly, we pay China Unicom and its provincial affiliates a per message network fee of approximately RMB0.05, to the extent the messages we send exceed the number of messages sent to us by our customers. For MMS, China Mobile applies a sliding scale charge arrangement at a range of RMB0.15 ($0.02) to RMB0.25 ($0.03) per message network fee.
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
          These are known as billing and transmission failures, which may not be a result of the operations of the mobile operators, and their rate varies among the provincial operators and also has changed significantly over time. The operators do not charge us network fees for transmissions by us that end in billing and transmission failures. For 2003, 2004 and 2005, the rate of the mobile operators confirmed revenues accounted for approximately 63.1%, 66.0% and 61.0%, respectively, of the total billable messages that are reflected in our internal records. However, as we became more experienced in our estimation methodology and also took into account input from our sales teams, we made adjustments to total billable messages. The rate of the mobile operators confirmed revenue as a percentage of the expected value of delivered messages (after adjustment) was 103% for 2005. We do not recognize revenue for our services which are deemed to be billing and transmission failures.
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

We pay STAR TV a pre-determined percentage of the total net revenue generated from our services incorporating the content provided by STAR TV. The current term of our agreement with STAR TV terminates in June 2006.

•	ChinaNet — ChinaNet, a leading news and information website, provides us with news and other information for use on our wireless services in exchange for a fixed fee. Under the agreement, we are obligated to pay ChinaNet a fixed monthly minimum amount, as well as a pre-determined percentage of the total revenue generated from the services incorporating the news content in excess of the minimum amount. Our agreement with ChinaNet expires on December 31, 2006.

•	Shin Chan — We have sublicensed the popular Japanese cartoon series, Shin Chan, and have developed localized animated MMS messages and cartoon strips based on the characters from that series. We pay this sublicensor a percentage of the revenues received by the mobile operators with respect to services incorporating the Shin Chan content. This agreement terminates in July 2006 and will be automatically renewed for an additional year unless either party objects.
Audio-related Services
•	Sony BMG Music — We provide Sony BMG Music’s catalog via true tones, ringback tones and our IVR services. Sony BMG Music’s content includes songs by many Chinese, Japanese and Western artists. We pay Sony Music a nonrefundable one-time fee as well as a percentage of the gross revenues received from the mobile operators after we have recouped the one-time fee. The current term of this agreement will terminate in January 2007.

•	EMI Music — We are the non-exclusive provider of EMI’s catalog of music, which includes more than 5,000 songs by popular artists, for ringback services. We pay EMI Music the higher of (i) a fixed rate multiplied by sales volume (i.e., the number of music content provided to users) and (ii) a percentage of the revenues attributable to the services incorporating EMI’s music content. These variable fees are offset against a one-time fee also paid to EMI Music. The current term of our agreement with EMI Music will terminate in January 2007.

•	Universal Music — We have a non-exclusive license from Universal Music Mobile HK Limited to provide Universal Music’s catalog via ringback tones and true tones. Under the agreement, we are obligated to pay a (i) non-refundable advance which can be recouped by royalities generated on or before March 2006, (ii) minimum guaranteed amount as well as a percentage of the revenue we receive with respect to the related services after we have recouped the minimum guaranteed amount. The current term of our agreement with Universal Music terminates in November 2006.

•	Warner Music — We have a non-exclusive license from Warner Music Taiwan Limited to provide Warner Music’s Taiwan catalog via ringback tones, true tones and our IVR services. Under the agreement, we are obligated to pay a minimum guaranteed amount as well as a percentage of the revenue we receive with respect to the related services after we have recouped the minimum guaranteed amount. Our agreement with Warner Music terminates in August 2006.
SALES AND MARKETING
          We sell and market our services principally to and through China Mobile and China Unicom as described below under the heading “Operator Channels.” We also sell and market through our Web sites, promotional events, direct marketing, media advertising and other activities as described below under the heading “Non-Operator Channels.”
          In both the operator and non-operator channels we cross-sell to users of our SMS-based services to migrate them to our subscription-based, premium 2.5G services, such as MMS and WAP services. For further information on the risks associated with our cross-selling activities, please see Item 3.D. “Risk Factors — Risks Related to Our Company — Changes in the policies of the mobile operators and in their enforcement of their policies have resulted in our having to pay additional charges to the mobile operators, and further changes could materially and adversely impact our revenue, profitability and financial condition in the future.”
Operator Channels
          General. Substantially all of our services are provided through the networks of China Mobile and China Unicom, and the mobile operators collect all fees for our services from the ultimate users. As of December 31, 2005, we also had approximately 108 sales professionals located in 31 provinces, of whom a majority are based in the eastern and southern regions of China to work closely with the mobile operators at the provincial and local level.

          WAP. Our relationships with China Mobile and China Unicom allow us to promote our WAP services to the mobile operators’ provincial affiliates. Both the provincial- and national-level WAP portals of China Mobile and China Unicom are organized much like the pages of an Internet Web site, with the services of third party service providers such as our company listed by category on various segregated WAP pages within each operator’s WAP portal. See Item 3.D. “Risk Factors — Risks Related to Our Company — If China Mobile and China Unicom do not change their policies regarding how service selections appear on their WAP portals, we may have difficulty increasing the popularity of our WAP services, which could adversely affect our future revenue growth and profitability.”
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
          We have services embedded in STK cards offered in 13 and 7 provinces and municipalities by China Mobile and China Unicom, respectively. Due to previously announced penalties by China Mobile, we were not permitted for the first half of 2005 to offer services for inclusion in new STK cards with China Mobile. Delivery of our services through previously sold STK cards that were still in use during this time period were not affected by the sanctions. For information on the risks associated with these services, please see Item 3.D. “Risk Factors — Risks Related to Our Company — The mobile operators may not authorize our services to be offered on their networks if we fail to achieve minimum customer usage, revenue and other criteria.”
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
          We have also entered into agreements with 23 Chinese mobile handset manufacturers and handset design houses to embed certain of our wireless value-added services into their handsets for end-users’ easy access. As of December 31, 2005, approximately 12 million handsets with an average of 20 WAP services, 50 SMS services, 15 IVR services and five MMS services embedded in them had been sold.
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
          Our websites and services are made available primarily through network servers located in the facilities of China Telecom’s Shanghai affiliate, China Unicom’s affiliates in Beijing, Guizhou, Jiangsu, Shanghai and Zhejiang, and China Mobile’s affiliates in Beijing, Hebei, Hunan, Jiangsu and Shanghai. As of December 31, 2005, there were 185 such network servers, running on a Linux-based operating system. We lease dedicated lines with 5 megabits per second capacity from China Telecom and shared lines with 100 megabits per second capacity from both China Mobile and China Unicom.
COMPETITION
          We compete principally with three groups of wireless value-added service providers in China. The first group is comprised of companies which, like Linktone, focus primarily or entirely on this market and offer a wide range of services. These include participants such as KongZhong Corporation, Hurray! Holding Co., Ltd., MTone Wireless and Newpalm (a subsidiary of Chinadotcom), as well as smaller companies such as Any8 and 263.net. These competitors are generally characterized by strong market knowledge and, in some cases, well-developed relationships with the mobile operators on a local and national basis. They also tend to focus on entertainment-related services.
          The second group is comprised of the major Internet portal operators in China, including publicly-listed companies such as SINA CORP., Sohu.com Inc. and TOM Online Inc., which is an affiliate of Internet portal operator TOM Group Limited. The Internet portals leverage their existing strength in aggregating content, marketing and cross-selling among their established Internet user base to promote wireless value-added services. Each of SINA CORP., Sohu.com Inc. and TOM Online Inc. are significantly better capitalized than our company. However, with the exception of SINA, these portals have traditionally lacked specific wireless product development expertise and well-developed relationships with the mobile operators at a local level.
          The third group is comprised of niche service providers, such as TENCENT Inc., Enorbus Technologies and Solute Wireless, which focus primarily on a particular market segment or application, such as wireless instant messaging, that often builds on a pre-existing competency in the sector.
          We may also face competition from companies in China which offer online services and are expanding to various degrees into wireless value-added services, such as Shanda Interactive Entertainment Limited, which primarily focuses on Internet-based games but which also offers wireless games.
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
          Several of our competitors have longer operating histories in China, greater name and brand recognition, larger customer bases and databases, significantly greater financial, technological and marketing resources and superior access to original content than we have. As a result, our existing competitors may in the future achieve greater market acceptance and gain additional market share. In addition, it is possible that China Mobile or China Unicom or both could decide to provide their own portfolio of content and services to their users themselves and deny network access to third party service providers such as our company. Please refer to Item 3.D. “Risk Factors — Risks Related to Our Company — We may face intense competition” for a more detailed discussion of the risks we face from our competitors.
GOVERNMENT REGULATION
          The following is a summary of the principal governmental laws and regulations that are or may be applicable to wireless service providers like us in China. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of laws, particularly with regard to wireless value-added services, which is an emerging industry in China. For a description of the regulatory risks related to our business, please see Item 3.D. “Risk Factors — Risks Related to Our Company — Changes in the policies of the mobile operators and in their enforcement of their policies have resulted in our having to pay additional charges to the mobile operators, and further changes could materially and adversely impact our revenue, profitability and financial condition in the future;” “Risk Factors — Risks Related to Our Industry — The Chinese government or one or more of the mobile operators may prevent us from distributing and we may be subject to liability for, content that any of them believe is inappropriate;” “Risk Factors — Risks Related to Our Industry — The Telecommunication laws and regulations in China are evolving and subject to interpretation and may change in the future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties;” “Risk Factors — Risks Related to Our Industry — The regulation of Internet Web site operators is also unclear in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations;” “Risk Factors — Risks Related to Our Company — Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations which could adversely affect our ability to operate our business effectively or at all;” and “Risk Factors — Risks Related to Doing Business in China — Recent Chinese regulations relating to acquisitions of Chinese companies by foreign entities may limit our ability to acquire Chinese companies and adversely affect the implementation of our acquisition strategy as well as our business and prospects.”
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
          In addition to regulations promulgated at the national level by the Chinese government, local offices of the Ministry of Information Industry, or MII, have issued provisional regulations requiring SMS service providers to obtain licenses from or register with it before providing SMS service within the city. Our affiliates, Shanghai Unilink, Shanghai Weilan, Beijing Cosmos, Hainan Zhong Tong, Beijing Lian Fei and Shanghai Qimingxing, hold inter-provincial value-added telecommunication services licenses issued by the Ministry of Information Industry
          Regulation of Internet Culture Activities. On May 10, 2003, the Ministry of Culture of the PRC, or MOC, promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which became effective as of July 1, 2003. The Internet Culture Measures require Internet content providers which engage in Internet culture activities to obtain an Internet culture operations license from the MOC in accordance with the Internet Culture Measures. The term “Internet culture activities” includes, among other things, acts of online dissemination of Internet cultural products, such as audio-visual products, game products, performances of plays or programs, works of art and cartoons, and the production, reproduction, importation, sale (wholesale or retail), leasing and broadcasting of Internet cultural products. We believe it is likely that the MOC would interpret the phrase “Internet culture activities” to include dissemination of culture products through SMS, MMS, WAP, JavaTM or other wireless technologies.
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
          On September 25, 2005, the State Council News Office and the Ministry of Information Industry jointly promulgated the Regulations on Administration of Internet News Services, or the “Internet News Regulations.” According to the Internet News Regulations, all companies not established by news organizations that intend to carry on dissemination of news on major political, economic, military and diplomatic events must obtain approval from the State Council News Office and must satisfy the minimum requirements of a registered capital of no less than RMB10,000,000 and other requirements relating to internal control systems and competent personnel in respect of such company.
          The State Council News Office and Ministry of Information Industry have not specified whether the Internet News Measures and Internet News Regulations apply to dissemination of news through SMS, MMS, WAP, JavaTM or other wireless technologies. In addition, pursuant to a circular issued by the Shanghai Communications Administration, distribution of news contents through wireless applications such as SMS must be approved by relevant government agencies in charge.
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
          SNPA and the State Administration of Copyright issued the Circular of Implementation of the Decision of the State Council on Authority of Approval of Publication of Electronic and Internet Game Products, or the Game Publication Circular, on July 27, 2004. Pursuant to the Game Publication Circular, Internet game publication products include game software that can be used or downloaded by mobile phones through the Internet. Importation of Internet game publication products must be approved by the provincial government agencies in charge of publication and then approved by SNPA. We submitted the game publications that are associated with “Mr. Hammer,” a popular online action game that we licensed from Neople Co., Ltd., a Korean company, to the SNPA for approval and received such approval.
          Regulations of Copyrights Relating to Online Transmissions. On May 18, 2006, the State Council issued the Regulations on Protection of Information Online Transmission Rights, or the “Online Transmission Regulations,” which come into effect on July 1, 2006. The Online Transmission Regulations provide that a copyright owner’s right to transmit intellectual property including works, performances, and video and audio products via electronic networks which include fixed line and mobile networks, or the “Transmission Rights,” are protected, and third parties may not transmit any of such intellectual property through electronic networks without first obtaining consent from the relevant copyright owner, except in circumstances where the use of such intellectual property would be considered as fair use.
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
          On May 14, 2004, the MOC promulgated a Circular on Strengthening Censorship of Content of Online Game Products, or the Online Game Circular, which is applicable to online game products disseminated through either Internet or wireless (mobile) networks. The Online Game Circular requires all entities operating imported online game products to obtain an Internet culture operation license issued by the MOC, which will strictly examine the content of any online game products to be imported. Any imported online game product, as well as any material upgrades or software patches, must be reviewed by the MOC (specifically by its Content Censorship Committee for Imported Online Game Products) before such products may begin operation. Shanghai Unilink and the Brilliant Group each has already acquired an Internet culture operation license from the MOC.
          In addition, for imported online games, the relevant license agreements for such games are regarded as copyright import contracts and need to be registered with the MOC and the State Copyright Bureau, otherwise we can not remit licensing fees out of China to the foreign game licensor. We have registered the license agreement for “Mr. Hammer” with the local agency of the MOC and the State Copyright Bureau.
          Foreign Exchange Controls. Our subsidiaries and Chinese affiliates are subject to various foreign exchange controls which are discussed in Item 10.D. under the heading “Exchange Controls” and Item 3.D. under the heading “Risk Factors — Risks Related to Doing Business in China — Recent Chinese regulations relating to acquisitions of Chinese companies by foreign entities may limit our ability to acquire Chinese companies and adversely affect the implementation of our acquisition strategy as well as our business and prospects” of this annual report.
C. Organizational Structure
          For information on our organizational structure, see Item 4.A. of this annual report under the headings “History and Development of the Company” and “Recent Developments” and Item 5 of this annual report under the headings “Our Corporate Structure” and “Arrangements with Consolidated Affiliates.”
D. Property, Plant and Equipment
          Our principal executive offices are located in Shanghai, where we lease approximately 5,365 square meters under a lease agreement that expires in March 2007 at an effective annual rent of approximately $509,037. Our primary branch office is located in Beijing, where we currently lease approximately 3,504 square meters under a lease agreement that expires in February 2009 at an effective annual rent of approximately $383,478. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans. We also have other branch or representative offices in Guangzhou, Hangzhou, Chongqing, Shenyang, Nanjing, Jinan, Wuhan and Xi’an.
Item 4A. Unresolved Staff Comments
          Not Applicable.

Item 5. Operating and Financial Review and Prospects
          The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report on Form 20-F. We caution you that our business and financial performance are subject to substantial risks and uncertainties.
A. Operating Results
Restatement of 2004 Consolidated Financial Statements
          We have restated our consolidated financial statements for the year ended December 31, 2004. The determination to restate these consolidated financial statements was made by our management in consultation with the Audit Committee of the Board of Directors in February 2006. In October 2004, we amended certain of our executive officers’ prior stock option grants to provide that if we terminated an officer without cause, as defined in our stock option plans, or if any such officer resigns voluntarily, all or a portion of those options would immediately become fully vested and exercisable at that time. Since upon voluntary termination a portion of those options vest and become immediately exercisable, we determined that the full amount of the deferred compensation relating to that portion of the options should have been expensed in the fourth quarter of 2004 when the amendments were effected. The restatement of our 2004 consolidated financial statements increased stock compensation expense for the year ended December 31, 2004 by $1.4 million and decreased net income before and after tax by $1.4 million or $0.006 per diluted share and per basic share. This non-cash adjustment does not impact the Company’s cash flow from operating activities.
          All amounts relating to 2004 stock compensation and net income results discussed in this annual report have been presented on a restated basis.
Overview
          We provide entertainment-oriented internet and wireless value-added services to both consumers and mobile phone users in China. Our revenues are primarily derived from the sale of various 2G, 2.5G and audio-related services to consumers through the mobile networks operated by China Mobile and, to a lesser extent, China Unicom. In addition, in 2005, we continued to expand our service offerings to fixed-line and wireless customers of China Telecom and China Netcom. We receive our revenues principally in the form of payments from these telecommunication network operators after the users have paid for our services and the operators have deducted their service and network fees. Users pay for our services by monthly subscription and/or on a per use basis.
          We achieved net income of $12.4 million for 2005, compared to net income of $11.1 million for 2004. For 2005, we generated $73.6 million in gross revenues, compared to $50.3 million for 2004, representing an increase of 46.3%. Our increase in gross revenues during 2005 was due to increases in the number of paying users, particularly for our audio-related services, as well as, to a lesser extent, growth in sales of our SMS and 2.5G services in 2005. Our user base increased as a result of our ongoing efforts to attract new users and the overall growth of the market for wireless (and, to a lesser extent, fixed-line) value-added services in China, particularly growth in the popularity of audio-related and 2.5G services. Our gross revenues in 2005 also increased as a result of a significant increase in our estimated average revenue per user, which increased from $0.61 per month in 2004 to $1.00 per month in 2005. In 2005, our SMS-based, audio-related and 2.5G services accounted for $46.7 million, $17.0 million and $8.3 million of our gross revenues, or 63.5%, 23.1% and 11.3%, respectively. This compares to our SMS-based, audio-related and 2.5G service revenues for 2004, which accounted for $40.2 million, $3.7 million, and $6.4 million of our gross revenues, or 79.9%, 7.4% and 12.7%, respectively.
          The presentation of our financial results in this annual report is affected by the fact that we, like other companies in the wireless value-added services industry in China, do not receive or recognize revenue for services we provide that are characterized as billing and transmission failures. These failures primarily result from the user’s mobile phone being turned off, the user experiencing problems with the mobile operators’ networks or our system or other issues, which, in each case, prevent delivery of our services to our users. The operators’ monthly statements to service providers regarding the services provided through their networks currently do not contain billing and transmission failure information on either an aggregate or a service-by-service basis. Although we maintain our own records reporting the services provided, and we receive separate monthly statements from the mobile operators for each category of service platform (i.e., SMS, MMS, WAP, Java™, IVR and ringback services), we can only estimate our actual gross revenues and cost of services by specific service because we are unable to confirm which specific service we transmitted that resulted in billing and transmission failures. Consequently, we are not able to determine the aggregate amount of billing and transmission failures or definitively calculate and monitor service-by-service gross revenue, margins and other financial information and also cannot definitively determine which of our services are or may be profitable.
          The major factors affecting our results of operations and financial condition include:
•	Growth of the Wireless Value-Added Services Market in China. Our financial results have been, and we expect them to continue to be, affected by the growth in the wireless value-added services market in China, particularly growth in the audio-related and 2.5G market in China. Wireless telephony has become an increasingly important medium of communication. According to the Ministry of Information Industry, the number of mobile subscribers in China increased from 43.2 million as of the end of 1999 to 393.4 million as of December 31, 2005. In 2005, SMS services continued to represent the majority of the wireless value-added services market in China, with approximately 304.7 billion SMS messages sent in 2005. However, we believe that growth in audio-related, MMS and WAP services increased significantly in 2005. We expect the market for audio-related and 2.5G services to continue to grow at a faster rate than the market for 2G services for the foreseeable future, and our future revenue growth will depend to a significant extent on our continued expansion into the audio-related and 2.5G service markets.

•	Increase in Volume of Sales. Our gross revenues have increased also as a result of the popularity of our services with the mobile phone user group that we market to. We focus on entertainment-oriented services such as music-related services (for example, music downloads, ringbacks or ringtones) which we believe are particularly attractive to young mobile phone users in China who are early adopters of new wireless value-added services.

•	Operator Service Agreements with China Mobile, China Unicom, China Telecom and China Netcom. Our ability to generate revenue and the terms under which we deliver our services depend to a large extent on our ability to maintain good relationships with the national, provincial and local offices of China Mobile and China Unicom and to differentiate our services through, among other things, innovative product development and appealing content from domestic and international content providers. This is particularly the case in the wealthier, more densely populated coastal and southern provinces, such as Liaoning, Jiangsu, Guangdong and Zhejiang provinces, as well as the municipalities of Shanghai and Beijing, which are among our top revenue generating locales. The marketing of our services is also significantly dependent on the sales channels of the mobile operators. We have increased the number of our service contracts with the national, provincial and local offices of China Mobile and China Unicom from 25 and 18 at the end of 2004, respectively, to 41 and 35 at the end of 2005, respectively. We continue to strive to maintain, expand and strengthen these relationships through our sales force strategically located throughout China.

Each of China Mobile, China Unicom, China Telecom and China Netcom charge us service fees from the gross revenues generated by our services. In addition, to the extent the number of SMS or MMS messages sent by us over China Mobile’s network exceeds the number of SMS or MMS messages our customers send to us, we must also pay a per message network fee. We also pay China Unicom, China Telecom and China Netcom network fees in most provinces on the same basis. These service and network fees are reflected in our cost of services, and as our business has grown, these costs have increased from $13.6 million in 2004 to $20.5 million for 2005. Each of China Mobile, China Unicom, China Telecom or China Netcom could alter any of the terms of our service agreements with them or terminate the agreements for a variety of reasons in the future, including, for example, to increase their service or network fees to enhance their profitability at the expense of service providers.

We anticipate that China Telecom, China Netcom and possibly other parties will be granted regional or national licenses to offer full mobility wireless services in China, although the timing of any such grants is unclear. While we continue to provide IVR, RBT and SMS services over the fixed line networks and limited mobility PHS and PAS networks of China Telecom and China Netcom, our relationships with these operators are not as developed as our relationships with China Mobile and China Unicom. Revenues generated from these services were $3.2 million for 2005 and negligible in 2004. Our revenues could be adversely affected in future periods if these parties receive regional or national wireless licenses and are successful in the market but we are unable to develop established cooperative relationships with them.

•	Changes in Mobile Operator Policies or the Manner in Which They are Enforced. China Mobile and China Unicom have adopted a wide range of policies and procedures regarding customer service, quality control and other aspects of the wireless value-added services industry. Changes in these policies have, among other things, enabled customers to more easily cancel our services and required us to automatically terminate subscription services for our inactive users. Due to previously announced sanctions from China Mobile in December 2004 for violating certain of its customer service policies, we were not able to bill WAP users from January 1, 2005 until October 10, 2005. In addition, China Mobile suspended approval of any new product applications by us for its wireless platforms, including SMS, MMS, WAP, Java™, IVR and ringback, between January 1, 2005 and June 30, 2005. These sanctions did not affect our ability to offer our existing wireless value-added services through China Mobile’s networks. We are also subject on occasion to monetary fines and forfeited income for inadvertent contravention of customer service policies. The monetary fines are recognized as selling and marketing expenses. For 2005, the amount of fines was negligible, compared to $0.7 million for 2004. We believe that the enhanced enforcement of customer service policies by China Mobile adversely affected the growth of our revenue from 2G, 2.5G and audio-related services in 2005.

•	Costs Associated with Content Provider Relationships. Our wireless value-added services include the delivery of third-party content, such as Hello Kitty cartoons and music downloads for ringtones and ringbacks, to our end user customers. We provide this content typically based on revenue sharing arrangements under which we pay the third-party content provider an agreed percentage of the estimated revenues realized from products incorporating the provider’s content. Most of our content licenses have a limited term, and grant us non-exclusive rights. Given the high demand for engaging, trendy content in the China wireless value-added services market, we have limited leverage to negotiate significantly favorable terms with third-party content providers. During 2005, a greater percentage of our revenues were derived from third party content-based services, resulting in increased revenue share payments to content providers. Our cost of services in 2004 and 2005, which included such payments to third party content providers, were $1.7 million and $6.0 million, respectively. Our net income could be adversely affected in future periods if revenue share payments continue to increase, both in absolute terms as well as a percentage of our gross revenues.

•	Marketing Expenses. In order to maintain visibility and demand for our SMS and IVR products and our competitive position in the market, we need to make continued investments in media advertising and integrated co-marketing. Our media advertising is typically in the form of TV commercials and magazine placements, while our integrated co-marketing typically takes the form of joint cooperation programs with content providers such as TV programming. Fee rates for our various marketing channels are becoming increasingly more expensive while generating only approximately the same level of gross revenues. Our advertising costs increased during 2005 and in particular, during the fourth quarter of 2005, from $3.4 million in 2004 to $6.2 million in 2005, and our net income could be adversely affected in future periods if we are not able to effectively manage advertising expenses and maximize the gross revenues we generate from advertising.

•	Acquisition Costs. We made a number of acquisitions and a strategic investment in 2005, including Brilliant, Wang You and their affiliated Chinese company, Shenzhen Yuanhang, Beijing Cosmos, Hainan Zhong Tong, Beijing Lian Fei, Shanghai Qimingxing and 9Sky, which resulted in aggregate initial acquisition and investment costs of $11.6 million in that year.

•	Taxes. Certain of our subsidiaries and affiliated Chinese entities enjoy tax exemptions and reduced tax rates. See “Taxation” below. Such tax treatment increases our net income. Our future results could be materially adversely affected if we are not able to maintain similar tax treatment.

•	Stock-based Compensation Cost. Stock-based compensation cost represents the difference between the exercise price of options granted and the fair market value of the underlying stock on the measurement date. Deferred stock compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options, which is generally four years. For 2004 and 2005, we incurred stock-based compensation cost of $3.5 million (which reflects the restatement described under “Restatement of 2004 Consolidated Financial Statements” above) and $2.0 million, respectively, which was recorded as a component of general and administrative expenses. Substantially all of these charges were related to the amortization of stock-based compensation cost related to options granted in

April 2003 to attract and retain certain of our executive officers, as well as to the amendment of their stock options in October 2004.

•	Repurchase of ADSs. On September 7, 2005, the Company’s shareholders authorized the repurchase of up to $15 million worth of American Depository Shares or ADSs. As of December 31, 2005, the Company had repurchased 338,000 ADSs for an aggregate consideration of $3.4 million, including brokerage commissions.
          Our future revenues and results of operations may fluctuate significantly due to a combination of factors, including:
•	the terms of our relationships with China Mobile and, to a lesser extent, China Unicom, China Telecom and China Netcom,

•	the terms of our relationships with domestic and international content providers, including the percentage of our revenues that we must pay to such providers under revenue-sharing arrangements,

•	regulation of our market by the operators and the Chinese government (in particular, the Ministry of Information Industry),

•	growth and acceptance of various wireless value-added services that we offer in China, in particular our 2.5G and audio-related services,

•	our ability to attract and retain users, principally in the more affluent, densely-populated provinces such as Guangdong, Jiangsu and Zhejiang provinces, and the municipalities of Shanghai and Beijing,

•	our ability to expand the content and services that we offer and, in particular, develop and aggregate innovative new content and service offerings,

•	our ability to continue to acquire users through print, broadcast and other marketing channels in a cost efficient manner,

•	the level of billing and transmission failures in the provinces where we derive significant portions of our revenue,

•	our ability to execute internal cost reductions, effectively control operating expenses or make expenditures that effectively differentiate our services and brand in future periods,

•	our ability to effectively integrate the operations of companies that we acquire or make strategic investments such they will be accretive to future financial periods,

•	our ability to retain qualified personnel, particularly at the senior management level,

•	competition in our markets, and

•	general economic conditions in China.

Our Corporate Structure
          Under the current shareholding structure, our Chinese affiliated entities, Shanghai Unilink, Shanghai Weilan, Beijing Cosmos, Hainan Zhong Tong, Beijing Lian Fei and Shanghai Qimingxing, had inter-provincial value-added telecommunication services licenses issued by the Ministry of Information Industry. Each of Shanghai Weilan, Shanghai Unilink, Beijing Cosmos, Hainan Zhong Tong, Beijing Lian Fei and Shanghai Qimingxing offer our services through one or more of the telecommunications network operators in China. Shenzhen Yuanhang offers services related to our casual gaming business. We hold no ownership interest in those companies.
          We, our Chinese affiliated entities and their respective shareholders are parties to a series of agreements governing the provision of our wireless valued-added services and our other services. In addition, as of December 31 2005, we had provided long-term interest free loans to the shareholders of our Chinese affiliated entities with an aggregate outstanding balance of approximately $8.4 million. The proceeds from these loans have been used to fund investments in our Chinese affiliated entities. See “Arrangements with Consolidated Affiliates” below.
          Our primary internal source of funds is dividend payments from Linktone Consulting, Shanghai Huitong, Linktone Internet and Brilliant and Wang You. Under current Chinese tax regulations, dividends paid to us from Chinese entities are not subject to Chinese income or withholding tax. However, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, Linktone Consulting, Shanghai Huitong, Linktone Internet and Wang You are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. Dividends paid to us by Brilliant, which was incorporated in the British Virgin Islands, are not subject to tax.
Arrangements with Consolidated Affiliates
          Current Chinese laws and regulations impose significant restrictions on foreign ownership of value-added telecommunication services businesses in China. Therefore, we conduct substantially all of our operations in China through a series of agreements with our affiliated Chinese entities, which were Shanghai Weilan, Shanghai Unilink, Shenzhen Yuanhang, Beijing Cosmos, Hainan Zhong Tong and Beijing Lian Fei in 2005. The business operations of Shanghai Qimingxing were negligible in 2005.
          Shanghai Weilan, Shanghai Unilink, Shenzhen Yuanhang, Beijing Cosmos, Hainan Zhong Tong, Beijing Lian Fei and Shanghai Qimingxing are variable interest entities (VIEs) under FASB Interpretation No. 46, or FIN 46, and accordingly, have been consolidated into our financial statements. Transactions between these entities and our company and subsidiaries are eliminated in consolidation.
          We believe that the terms of these agreements are no less favorable than we could obtain from disinterested parties. The material terms of the agreements among us, our respective affiliated Chinese entities and their shareholders are substantially identical except for the amount of the loans extended to the shareholders of each entity and the amount of license fees paid by each entity. We believe that the shareholders of our VIEs will not receive any personal benefits from these agreements, except as shareholders of our company. The principal terms of these agreements with our VIEs are described below.
          Powers of Attorney. Each of the shareholders of our VIEs have irrevocably appointed Colin Sung, chief financial officer of Linktone Ltd., as attorney-in-fact, to vote on their behalf on all matters on which they are entitled to vote with respect to VIEs as the case may be, including matters relating to the transfer of any or all of their respective equity interests in our VIEs and the appointment of the directors and general manager of our VIEs. The term of each of the powers of attorney is 10 years. These powers of attorney do not extend to votes by the shareholders of our company or subsidiaries.
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
          Exclusive Consulting Services Agreements. We provide some of our affiliated Chinese entities with exclusive consulting services related to legal, finance and office administration. The term of these services agreements is renewable every year. We charged Shanghai Weilan and Shanghai Unilink an aggregate fee of $3.1 million for these services for the year ended December 31, 2005. The service fees payable to us are subject to our adjustment from time to time based on the actual operating results of our affiliated Chinese entities.
          Trademark, Domain Name and Software License Agreements. We have granted Shanghai Weilan and Shanghai Unilink a license to use our domain name (www.linktone.com) and our registered trademarks. Linktone Consulting has also granted Shanghai Weilan and Shanghai Unilink licenses to use certain of its domain names. The licensee of each of the licenses described above pays us an annual license fee of RMB10,000 ($1,208). Because of the insignificant amounts involved, we waived these fees in 2005. In addition, Shanghai Huitong and Linktone Internet have granted Shanghai Weilan and Shanghai Unilink multiple licenses to use various mobile phone software such as software programs relating to our SMS platform, databases and games. We charged Shanghai Weilan and Shanghai Unilink an aggregate fee of $26.2 million (based on invoiced revenue) for the use of this software for the year ended December 31, 2005.
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
          Contracts Relating to the Exclusive Purchase Right of Equity Interest. Under the Contracts Relating to the Exclusive Purchase Right of Equity Interest among us, each of our VIEs and their respective shareholders, we or our designee has an exclusive option to purchase from each such shareholder all or part of his or her equity interest in our VIEs at book value, to the extent permitted by Chinese law. The term of these agreements is 10 years, renewable by us for an additional 10-year term at our sole discretion.
          Service Agreements. Under existing service agreements, Messrs. Hu and Li are designated as directors of Shanghai Weilan for a three-year term. All of the equity interests in Shanghai Weilan held by each of these individuals will be transferred to us or our designee upon the individual’s termination of service as a director.
          Loan Agreements. We have extended interest-free loans to the shareholders of our affiliated Chinese entities for the purpose of investing in our affiliated Chinese entities as registered capital and to make payments to the selling shareholders from whom we acquired certain of our affiliated Chinese entities for settlement of purchase price consideration pursuant to applicable acquisition agreements. The term of these loans in each case is 10 years. The shareholders of our affiliated Chinese entities can only repay the loans by transferring to us or our designees all of their equity interest in the respective affiliated Chinese entity. The following table sets forth the date the loan agreement was entered into, the borrower, the affiliated Chinese entity, the interest, the maturity date and the amount of each loan, as of December 31, 2005.

Date of loan		Affiliated
Agreement	Borrower	Entity	Interest	Maturity date	Outstanding balance
					(in thousands	(in thousands
					of RMB)	of $)
November 27, 2003	Ankai Hu	Shanghai Weilan	None	November 26, 2013	2,798.7	338.1
November 27, 2003	Dong Li	Shanghai Weilan	None	November 26, 2013	2,365.8	285.8
August 25, 2004	Jinhua Yuan	Shanghai Unilink	None	August 25, 2014	5,000.0	604.1
August 25, 2004	Rong Zhang	Shanghai Unilink	None	August 25, 2014	5,000.0	604.1
May 31, 2005	Jinhua Yuan	Shenzhen Yuan Hang	None	May 30, 2015	2,403.9	290.4
May 31, 2005	Yan Ma	Shenzhen Yuan Hang	None	May 30, 2015	2,403.9	290.4
June 30, 2005	Teng Zhao	Beijing Cosmos	None	June 29, 2015	6,953.1	840.1
June 30, 2005	Rong Zhang	Beijing Cosmos	None	June 29, 2015	6,953.1	840.1
June 30, 2005	Yan Ma	Beijing Lian Fei	None	June 29, 2015	6,500.0	785.4
June 30, 2005	Rong Zhang	Beijing Lian Fei	None	June 29, 2015	7,690.2	929.2
June 30, 2005	Teng Zhao	Hainan Zhong Tong	None	June 29, 2015	7,023.8	848.5
June 30, 2005	Jinhua Yuan	Hainan Zhong Tong	None	June 29, 2015	7,023.8	848.5
August 31, 2005	Jinhua Yuan	Shanghai Qimingxing	None	August 30, 2015	3,778.5	466.0
August 31, 2005	Xinyong Ding	Shanghai Qimingxing	None	August 30, 2015	3,778.5	466.0
Total					69,673.3	8,436.7

          To the extent these loan agreements relate to loans made to the shareholders of our affiliated Chinese entities in order to make payments to the former, selling shareholders of certain of our affiliated Chinese entities, the loan amounts due under such loan agreements may be updated in the future to account for further purchase price considerations that may be payable pursuant applicable acquisition agreements.
          Equity Interests Pledge Agreements. The shareholders of Shanghai Weilan and Shanghai Unilink have pledged their respective equity interests in Shanghai Weilan and Shanghai Unilink to guarantee the performance and the payment of the service fees by Shanghai Weilan and Shanghai Unilink under the Exclusive Consulting Services Agreements described above. If either Shanghai Weilan or Shanghai Unilink breach any of their obligations under the Equity Interests Pledge Agreements, we are entitled to sell the equity interests held by the relevant shareholders, and retain the proceeds of such sale or require any of them to transfer to us his or her equity interest in the applicable affiliated entity.
Critical Accounting Policies and Estimates
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
Revenue and Cost of Services Recognition
          Substantially all of our revenues are derived from wireless value-added services to mobile phone users through the platforms of various subsidiaries of the operators. We recognize all revenues in the period in which the service is rendered, provided that persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Fees for these services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered.
          We contract with the operators for the transmission of services as well as for billing and collection services. We measure our revenues based on the total amount paid by our customers, which the operators bill and collect on our behalf. For the transmission, billing and collection services, the operators retain a fixed percentage fee. To the extent that the number of SMS and MMS messages sent by us over the operators’ network exceeds the number of messages our customers send to us, we must also pay a per message network fee.
          The operators provide us statements after month-end indicating the amount of fees that were charged to users for wireless value-added services that we provided during that month and the portion of fees that are due to us in accordance with our contractual arrangements with the operators. The operators deliver these statements to us typically within 20 to 60 days following month-end, and we typically receive payment within 30 to 90 days following receipt of the statement. In addition, we have developed our own internal system that records the number of messages sent to and messages received from mobile users. Generally, there are differences between the expected value of delivered messages and the fees charged by the operators for the delivered messages. These differences may result from the user’s mobile phone being turned off, problems with the operators’ networks or our system or other issues, which prevent delivery of our services to our users. These are known in the industry as billing and transmission failures. We do not recognize revenues for services which result in billing and transmission failures. Billing and transmission failures can vary significantly from month to month, province to province and between operators. The billing and transmission failure rates varied on a monthly basis from 10% to 60% during 2004 and from 10% to 53% during 2005. The ratio of operators’ confirmed revenues generated from our services as a percentage of the expected value of delivered messages based on our own internal records was 66% for 2004 to 103% for 2005, as we became more experienced in our estimation methodology and also took into account input from our sales team. Also, if a user does not pay the applicable fees for our services to the operators, the operators usually will not pay us for those services, and our expenses incurred in connection with such services are included in our cost of services.
          We are also required to pay most of our content providers a percentage of the revenue received from or confirmed by the operators with respect to services incorporating the content providers’ products. In calculating the fees payable to these providers, we make estimates to take into account billing and transmission failures which may have been applicable to the services incorporating the providers’ products and reduce the fees payable by us accordingly. Nonetheless, as estimates involve making assumptions which may prove inaccurate, we have in the past paid, and may continue to pay, such providers fees which are disproportionate to what we have been paid for the relevant service. After we make payments to these providers for a particular period, we may ask for refunds or make an additional payment, or make further adjustments or reconciliations with respect to fees payable for future periods as a result of billing and transmission failures arising in prior periods.
          For content providers which are paid on a fixed fee basis, we do not incur additional charges as their content is used. Accordingly, billing and transmission failures do not affect our cost of services for services incorporating content from these providers. For 2005, most of our key content providers were paid an initial fee and the revenue share to be paid was first offset against the initial fee until the initial fee was fully utilized and then payment was made based on the revenue share amount agreed with content providers.
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
          In addition, we have been focusing on increasing sales of our wireless value-added services through China Telecom’s and China Netcom’s mobile PHS and PAS networks and sales of our audio related services through China Telecom’s and China Netcom’s fixed line networks, which began offering value-added services in late 2004 and have implemented comprehensive billing systems. At the same time, China Mobile has completed the implementation of new billing systems in all provinces in China. China Unicom has also implemented similar systems in substantially all provinces. The information provided to third party service providers such as our company under these new systems is less detailed in certain respects than before, making revenue estimations somewhat more difficult.

          If actual results vary significantly from our estimate, it could result in an overstatement or understatement of revenues and costs of services. The amount of net margin which was based on estimates in 2004 and 2005 was $655,543 and $774,938, respectively. If this estimate was inaccurate by plus or minus 5.0%, our net margin for the year would be overstated or understated, as the case may be, by $32,777 and $38,747, respectively.
          Approximately 97% and 98% of our revenues for the years ended December 31, 2004 and 2005, respectively, were confirmed by monthly statements received by us from provincial mobile operators prior to the finalization of the financial statements for such years. Since we systematically track monthly discrepancies/failure rates by province using either monthly statements from the operators or our own internal systems, we believe that we are able to make a reasonable estimate of revenues and cost of services based on historical experience when a small portion of provincial operator statements has not been received.
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
          In our case, we have some ability to adjust the ratio of our revenues to cost of services (which include the operators’ service and other fees) by, for example, changing the design and marketing of our services to decrease the number of messages that we send which go unmatched by a user’s reply and thus incur a network fee. In addition, although the prices of our services must be approved by the operators in advance, we have been able to adjust our prices from time to time to reflect or react to changes in the market. The operators will also not usually pay us if users of our services do not pay them and will not pay us if users do not receive the services due to billing and transmission failures. As a result, we in fact bear the credit and delivery risk for our portion of the revenues generated with respect to our services. Finally, we have discretion to select the content for our services and the providers of that content, provided it does not violate applicable Chinese law or the policies of the operators. Based on these factors, we have concluded that recognizing revenues on a gross basis is appropriate.
Deferred Tax Valuation Allowance
          Our provisions for income taxes, deferred tax assets and liabilities, and the extent to which deferred tax assets can be recognized, are determined by our management. We make a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized based on our estimate of future taxable income and prudent and feasible tax planning strategies. A significant portion of our deferred tax assets relate to Linktone Consulting. Due to changes in our tax planning in 2005, we believe it is likely that Linktone Consulting will generate sufficient taxable income to utilize a portion of its tax loss carryforwards before expiration and other accruals. As a result, we reduced our valuation allowance from $0.5 million to $0.3 million for the year ended December 31, 2005.

Stock-based Compensation
          We accounted for our stock-based compensation to employees in accordance with Accounting Principles Board (“APB”) No. 25, “Accounting for Stock Issued to Employee.” In general, stock-based compensation cost under APB No. 25 represents the difference between the exercise price of options granted and the fair market value of the underlying stock at the date of measurement. For awards with fixed option terms, the date of measurement is normally the date of grant. For awards with certain contingencies such as performance-based criteria, compensation cost will be re-measured at each interim reporting period end until such contingencies are removed or no longer applicable. Following our initial public offering, we have determined the fair market value of our ordinary shares by reference to the current trading price of our ADSs on The NASDAQ National Market.
          Deferred stock-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options, which is generally one to four years. The amortization of deferred compensation was $1.1 million, $3.5 million and $2.0 million for 2003, 2004 and 2005, respectively.
          As described in “Restatement of 2004 Consolidated Financial Statements” above, we have restated our historical consolidated financial statements for 2004 to record the accounting impact of certain amendments made in October 2004 to certain stock options granted to some of our executive officers. The restatement increased the stock compensation expense for 2004 by $1.4 million to $3.5 million. In connection with these amendments, we also recorded in 2005 an incremental compensation expense of $0.8 million related to the acceleration of vesting that occurred following the resignation of certain of our executive officers in January and February 2006. See Note 5(l) — “Stock-based compensation” to our consolidated financial statements in this annual report for more information on the effect of the $0.8 million incremental compensation expense on 2005 amounts.
          In December 2004, the FASB issued SFAS No.123(R), “Shares Based Payment.” SFAS No.123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions (e.g., employee stock options). SFAS No.123(R) requires the measurement of the costs of employee services received in exchange for an award of an equity instrument such as employee stock options at the fair value on the grant date. Those costs will be recognized over the period during which an employee is required to provide services in exchange for the award. Beginning on January 1, 2006, we adopted the provisions of SFAS No.123(R) under the modified prospective method which does not require us to restate our prior year financial statements to reflect expensing of stock-based compensation under SFAS No. 123(R). Under SFAS No. 123(R), we will use the Black-Scholes option pricing model to estimate the fair value of the stock-based compensation as of the grant date. The Black-Scholes model requires us to make assumptions and judgments about the variables (including the option’s expected life, the price volatility of the underlying stock), risk free interest rate for the periods within the expected term of the option and dividend yield to be used in the calculation. The option’s expected life and our stock price volatility are based on our management’s best estimates at the time of grant, both of which impact the fair value of the option calculated under Black-Scholes model and, ultimately, the expense that will be recognized over the vesting term of the option. SFAS 123(R) requires that we recognize compensation expense for only the portion of options that are expected to vest. Therefore, we apply estimated forfeiture rates that are based on historical employee termination behavior. We periodically adjust the estimated forfeiture rates so that only the compensation expense related to stock-based compensation that vest are included in the statement of operations. If the actual number of forfeitures differs from those estimated by our management, additional adjustments to compensation expense may be required in future periods. Upon adoption of FAS 123(R), we estimate that the stock option compensation expense related to issued but unvested options at December 31, 2005 will be approximately $2 million to $2.5 million, which would be recognized in 2006 and thereafter.
Revenues
          As described in “Critical Accounting Policies and Estimates — Revenue and Cost of Services Recognition,” we generate revenues primarily from service fees paid by mobile phone users who use our services through the operators. Our wireless value-added services fees are charged on a monthly subscription or per use basis. Fees for our 2G SMS-based services currently range from RMB0.1 ($0.01) to RMB2.0 ($0.25) per message and from RMB2.0 ($0.25) to RMB15.0 ($1.86) per month for subscription services. Fees for 2.5G MMS, WAP and Java™ services currently range from RMB1.0 ($0.12) to RMB10.0 ($1.24) per message and from RMB5.0 ($0.62) to RMB30.0 ($3.71) per month for subscription services. Fees for audio-related services range from RMB0.5 ($0.06) to RMB3.0 ($0.37) per audio content download. For 2005, our 2G, audio-related and 2.5G services represented 63.5%, 23.1% and 11.3%, respectively, of our gross revenues.
          We also generate revenues by offering services through the fixed line networks, PHS and PAS networks of China Telecom and China Netcom. This revenue was not a significant part of our total gross revenues for 2004 but represented 4.3% of our total gross revenues for 2005.
Cost of Services
          Our cost of services includes the following:
•	Service and network fees payable by us to the operators, and

•	Payments to certain content and marketing providers for the use of their content.
          Service and network fees are deemed paid when the operators remit to us our portion of the fees paid by users net of the service and network fees described above.
          We pay our content and marketing providers directly, which payments are generally in the form of a fixed periodic fee, or a percentage of our aggregate net revenue received from or confirmed by the operators with respect to services provided that incorporate the providers’ products, or a combination of fixed and variable amounts.
          The following table sets forth the amount of each category of cost of services for the periods indicated:

	Year ended December 31,
	2003	2004	2005
	(audited)	(audited)	(audited)
Cost of services:
Operators’ fees	$5,303,603	$13,639,288	$20,511,512
Payments to content and marketing providers	$515,788	$1,666,128	$5,972,182

Total	$5,819,391	$15,305,416	$26,483,694
Operating Expenses
          Our operating expenses include product development, selling and marketing, stock-based compensation and other general and administrative expenses.

Product Development Expenses
          Our product development expenses consist primarily of the salary and welfare expenses of our technical support team, which is responsible for our LT-IAG technology platform and other technical support, and our product development team, which focuses on aggregating, customizing and localizing our services. This category of expenses also includes depreciation and amortization of computers and software related to the activities of those teams.
          Our SMS-based content and applications have been principally developed in-house. In the first quarter of 2003, we began allocating product development resources to next generation MMS, WAP and Java™ services, as well as audio-related services. We develop slightly more than half of our MMS, WAP, Java™ and audio-related services content in-house with the remainder aggregated from third parties. For the year ended December 31, 2005, approximately 35%, 29%, 7%, 13% and 16% of our product development expenditures were related to our 2G services, 2.5G services, audio-related services, general office information technology support and new businesses (such as casual gaming), respectively. We expect that the portion of our product development expenditures devoted to 2.5G and audio-related services will increase moderately in the future.
          Although the monthly statements we receive from the operators do not include breakdowns of gross revenues by service and not all of the affiliates of the operators provide daily reports on services sent and received, we utilize a number of resources to plan and refine our product development activities. For example, our internal records of the services we transmit to the operators for delivery to the ultimate user provide us with extensive information about the popularity of our services, such as gross usage and the number of repeat users. However, we can only estimate the revenue those services generate due to the operators’ unitemized monthly statements. Nevertheless, our focus on maintaining, expanding and strengthening close relationships with the operators helps keep us informed as to upcoming marketing and product initiatives by the operators and rollouts of new mobile technology standards, which enables us to tailor our product development efforts to address these trends.
          We depreciate our computer hardware and office equipment on a straight-line basis over their estimated useful lives.
          As part of our continual assessment of our estimation techniques, we determined that our previous estimates on residual value and the useful life of our computer equipment, software and other assets required modification. Effective from January 1, 2005, we have modified our estimation on the residual value of product development assets from 10% to zero, and the updated useful life of such assets as follows:

	Old Estimation	New Estimation
Computer hardware/equipment	60 months	36-60 months
Office equipment	60 months	12-36 months
          These changes increased depreciation expense by $0.4 million and reduced income tax expense by $0.1 million for the year ended December 31, 2005.
Selling and Marketing Expenses
          Our selling and marketing expenses consist primarily of the direct costs attributable to our sales and marketing activities, such as travel, entertainment, advertising expenses and cost of promotions. It also includes the salary and welfare expenses of the staff in our sales department and marketing department, as well as charges imposed on us by the mobile operators for our inadvertent contravention of their customer service policies, which generally appear as separate charges on the statements we receive from the operators.
Stock-based Compensation
          Our operating expenses include stock-based compensation charges, which are described under “Critical Accounting Policies and Estimates — Stock-based Compensation” above.
Other General and Administrative Expenses
          Our other general and administrative expenses consist primarily of the salary and welfare expenses of our customer research department, customer service department, business development department and other administrative functions, such as legal, human resources, finance and senior management. Other general and administrative expenses also include fees for professional services (e.g., audit, tax, legal and recruitment), office rentals, relocation expenses (in 2005 which included expenses incurred in connection with the move of our office in Beijing), bandwidth leasing and server custody fees charged by the operators and the amortization of leasehold improvements. Leasehold improvements are amortized on a straight-line basis over the lesser of the relevant lease term or the assets’ estimated useful lives.
Taxation
          Under the current laws of the Cayman Islands and British Virgin Islands, we are not subject to a tax on income or capital gain. However, our revenues are primarily derived from our affiliated Chinese entities. Chinese companies are generally subject to Enterprise Income Tax (EIT) comprising a national income tax and local tax. Linktone Consulting and Shanghai Weilan are subject to a 30% national income tax and a 3% local tax. Shanghai Huitong and Linktone Internet qualify as “foreign investment production enterprises established in a coastal economic development zone in an old urban district” under applicable tax rules, and accordingly are subject to a 24.0% national income tax and a 3.0% local tax in China. Additionally, Shanghai Huitong and Linktone Internet are entitled to an exemption from the national income and local tax for the first two years after cumulative profitability and a 50.0% reduction for the subsequent three years. Our affiliated Chinese entities Shanghai Unilink and Shanghai Qimingxing are currently considered “small businesses” under applicable tax rules, and are subject to a 2.4% tax on revenue and 4.8% tax on the difference between revenue and cost of services, rather than on income. Shanghai Weilan initially was also subject to tax on revenue rather than on income, however, its revenue in 2004 exceeded the revenue ceiling for entities qualified to be taxed under the revenue method. Therefore, Shanghai Weilan has been subject to a 30.0% national income tax and 3.0% local tax since 2004. Because Hainan Zhong Tong, Wang You and Linktone Software are located in economic development zones in coastal cities, they are subject to a preferential national income tax rate of 15%, and are permanently exempt from local tax. Shenzhen Yuanhang, Beijing Cosmos and Beijing Lian Fei qualify as “high technology” enterprises, and are therefore entitled to: (i) with respect to Beijing Cosmos and Beijing Lian Fei, a three (3) year national and local tax exemption followed by three (3) years with a 50% reduction in the national income tax rate and continued exemption from the local income tax rate, commencing from the first year of operations and (ii) with respect to Shenzhen Yuanhang, a two (2) year national and local tax exemption followed by three (3) years with a 50% reduction in the national income tax rate and continued exemption from the local income tax rate, commencing from the first year of profitability.
          If our income is generated from a permanent establishment in China, the income of such permanent establishment would be subject to a 30.0% national income tax and 3.0% local income tax.

Income of our company that is not connected to a permanent establishment in China would be subject to a 10.0% withholding tax on gross receipts from profit, interest, rentals, royalties and other income earned in China. Since Linktone Consulting, Shanghai Huitong, Linktone Internet, Linktone Software and Wang You are our wholly-owned subsidiaries and are considered permanent establishments in China for tax purposes, the income generated by these entities is subject to EIT, and the dividends distributed from these entities to our company is exempt from Chinese withholding tax.
          Payments for software license fees and related technical consulting services provided by Shanghai Huitong and Linktone Internet to Shanghai Weilan and Shanghai Unilink are subject to a 17.0% value-added tax, or VAT. Under applicable tax regulations, Shanghai Huitong and Linktone Internet are entitled to a tax refund equivalent to the portion of VAT expense that is in excess of 3.0%. This VAT expense is shown in our “Consolidated Statements of Operations” as a reduction in our revenue. For the year ended December 31, 2005, Shanghai Huitong and Linktone Internet paid a total $6.3 million in VAT and received a $5.0 million tax refund. As of December 31, 2005, Shanghai Huitong and Linktone Internet accrued VAT refund receivable and payable of $2.1 million and $2.6 million, respectively, for approximately $11.4 million in software license fee revenue invoiced in 2005 and $6.4 million in software license fee revenue expected to be invoiced in 2006. The entire $2.1 million has been refunded.
          We are subject to a business tax on our revenues derived from services in China, which is generally 3% — 5% of the revenue. Business tax applies to the gross revenues recognized by our Chinese affiliated entities and to the service fees charged to those entities by Linktone Consulting. The business tax shown in our consolidated statements of operations causes a reduction in our revenue.
          Subject to the approval of the relevant tax authorities, Linktone Consulting, one of our wholly owned subsidiaries in China, had total tax loss carryforwards of approximately $2.8 million as of December 31, 2005 for EIT purposes. Approximately $0.02 million, $0.04 million, $2.3 million, $0.4 million and $0.03 million of such losses will expire in 2006, 2007, 2008, 2009 and 2010, respectively. These tax loss carryforwards give rise to potential deferred tax assets totaling $0.8 million. For more information regarding our tax loss carryforwards and deferred tax assets, see “Critical Accounting Policies and Estimates — Deferred Tax Valuation Allowance” above.
Capital Expenditures
          Our capital expenditures for 2003, 2004 and 2005 were approximately $0.3 million, $2.4 million and $2.0 million, respectively, consisting of the purchase of computer and office equipment and leasehold improvements. Substantially all of our capital expenditures for 2005 were incurred in connection with the expansion of our business, as well as furniture and computer equipment purchased in connection with the relocation of our Beijing office in December 2005. We anticipate that we will have capital expenditures in the next 12 months of approximately $1 million for software and technology infrastructure products which we expect to finance with internal funds.
Results of Operations
          The following table sets forth a summary of our audited consolidated statement of operations for the periods indicated and as a percentage of gross revenues. Our historical operating results are not necessarily indicative of the results for any future period.

	Year ended December 31,
	2003		2004		2005
	(audited)%		(restated and	%	(audited)%
			audited)
Gross revenues	$16,601,492	100.0%	$50,318,744	100.0%	$73,608,603	100.0%
Net revenues	15,485,670	93.3%	48,083,700	95.6%	70,487,256	95.8%
Cost of services	(5,819,391)	(35.1)%	(15,305,416)	(30.4)%	(26,483,694)	(36.0)%

Gross profit	9,666,279	58.2%	32,778,284	65.2%	44,003,562	59.8%
Operating expenses:
Product development	(748,209)	(4.5)%	(2,807,720)	(5.6)%	(6,229,976)	(8.5)%
Selling and marketing	(2,144,540)	(12.9)%	(8,794,568)	(17.5)%	(14,719,763)	(20.0)%
Share-based compensation	(1,119,529)	(6.7)%	(3,464,807)	(6.9)%	(2,012,425)	(2.7)%
Other general and administrative	(2,070,141)	(12.5)%	(6,809,947)	(13.5)%	(9,774,570)	(13.3)%

Total operating expenses	(6,082,419)	(36.6)%	(21,877,042)	(43.5)%	(32,736,734)	(44.5)%
Income from operations	3,583,860	21.6%	10,901,242	21.7%	11,266,828	15.3%
Interest income	32,223	0.2%	815,447	1.6%	1,965,801	2.7%
Other income	—		346,652	0.7%	720,763	0.9%
Income tax expense	—	0.0%	(997,307)	(2.0)%	(1,504,329)	(2.0)%

Income after tax	$3,616,083	21.8%	$11,066,034	22.0%	$12,449,063	16.9%

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
Gross Revenues
          Gross revenues increased by 46.3% to $73.6 million for the year ended December 31, 2005 from $50.3 million in 2004, primarily as a result of increases in the number of paying users, particularly for our audio-related services, as well as growth in sales of our SMS and 2.5G services in 2005. We estimate that our user base expanded to an average of 7.7 million users per month during 2005, reaching a peak of an average of 10.0 million users in August 2005, compared with our estimate of an average of 6.8 million users per month during 2004. This increase was primarily due to our ongoing efforts to attract new users from a broader geographic base as well as gaining customers from our competitors through increased marketing channels, especially print and broadcast media channels, and an expanded sales network. Our user base also increased as a result of the overall growth of the wireless (and, to a lesser extent, fixed line) value-added services market in China, particularly for audio-related and 2.5G services.
          In addition, we estimate that our average revenue per user increased to $1.00 per month during 2005, compared to $0.61 per month during 2004. This increase was primarily due to our enhanced product portfolio for all categories of our services. Growth in sales of our audio-related, 2G and 2.5G services contributed to 57.1%, 28.0% and 7.9%, respectively, of our total increase in gross revenues for 2005 compared to 2004. In 2005, ringback and IVR services accounted for 11.0% and 12.0%, respectively, of our gross revenues. In 2005, MMS and WAP services accounted for 8.8% and 2.0%, respectively, of our gross revenues.
          Our gross revenues for 2005 were negatively affected, however, by various sanctions imposed by China Mobile in 2005, as described under “Overview — Changes in Mobile Operator Policies or the Manner in Which They are Enforced.” We cannot quantify the impact of the sanctions on our gross revenue because we cannot estimate with precision the revenues we would have earned during the time period affected by the sanctions. Also, we cannot predict whether we will be subject to additional sanctions or penalties in future periods.
Cost of Services
          Our cost of services increased by 73.2% to $26.5 million in 2005 from $15.3 million in 2004, primarily due to the overall growth of our business resulting in increased service and network fees being paid by us to the operators. Cost of services also increased in part due to increased revenue share payments to our content providers and co-marketing partners, reflecting a greater percentage of revenues derived from third party content. In 2005, our total service and network fees paid to the operators were

$20.5 million, representing 77.4% of our total cost of services, and fees paid to content and marketing partners were $6.0 million, representing 22.6% of our total cost of services, compared to $13.6 million, representing 88.9% of our total cost of services, and $1.7 million, representing 11.1% of our total cost of services, respectively, for the same period in 2004.
          If we are successful in establishing collaborative relationships or partnerships involving payments to additional domestic and international content providers, or to other parties such as additional handset manufacturers that embed our services in their handsets, we expect that our cost of services may increase.
Operating Expenses
          Our operating expenses increased to $32.7 million in 2005 from $21.9 million in 2004. Operating expenses as a percentage of gross revenues increased to 44.5% in 2005 from 43.5% in 2004. The increase was mainly due to the fact that the rate of growth in our operating expenses, in particular, our selling and marketing and product development expenses, outpaced the rate of growth of our revenue. Depreciation and amortization expenses for computers and equipment in relation to our total operating expenses were not material for 2005 and 2004.
          Product development expenses increased by 121.4% to $6.2 million in 2005 from $2.8 million in 2004, primarily due to an increase in staff costs as a result of additional hiring to expand our product development and technology support teams, which increased from 123 and 122 employees, respectively, as of December 31, 2004 to 312 and 148 employees, respectively, as of December 31, 2005. Staff costs for product development increased to $4.4 million, or 13.5% of our total operating expenses, in 2005 from $2.4 million, or 11.0% of our total operating expenses, in 2004.
          Selling and marketing expenses increased by 67.0% to $14.7 million in 2005 from $8.8 million in 2004, primarily due to increased investment in advertising and sales activities in online and offline media, as well as an increase in the number of sales and marketing employees from 227 as of December 31, 2004 to 280 as of December 31, 2005. Advertising and sales activities increased to $8.6 million, or 26.3% of our total operating expenses, in 2005 from $4.3 million, or 19.6% of our total operating expenses, in 2004. Staff costs increased to $2.9 million, or 8.9% of our total operating expenses, in 2005 from $1.9 million, or 8.7% of our total operating expenses, in 2004. In 2004 and 2005, approximately 55%, 44% and 1% and 50%, 17% and 33%, respectively, of such expenses were incurred to promote our 2G, 2.5G and audio-related services, respectively. We expect that the major portion of our sales and marketing expenses will be related to our 2.5G and audio-related services in future periods.
          We recorded stock-based compensation cost in the amount of $2.0 million in 2005, compared to $3.5 million in 2004. The reduction was primarily due to stock-based compensation cost related to options granted to our management and certain staff employees in April 2003 had been fully amortized by July 2005. The decrease also resulted from the fact that stock-based compensation cost incurred in connection with the amendment of certain executive officers’ stock options in October 2004 was significantly greater in 2004 than 2005.
          Other general and administrative expenses increased by 44.1% to $9.8 million in 2005 from $6.8 million in 2004, primarily due to an increase in staff costs as a result of additional hiring of staff from 46 to 85 employees, as well as an increase in professional service fees such as for legal, audit and recruitment. The majority of new hires were in our legal, finance and human resources departments. These staff costs increased to $2.9 million, or 8.9% of our total operating expenses, in 2005 from $2.1 million, or 9.6% of our total operating expenses, in 2004.

          We expect that our operating expenses will increase at a slower pace in the near-term in comparison to prior periods as we have implemented cost reductions beginning in the first quarter of 2006 to create a leaner and more efficient company.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Gross Revenues
          Gross revenues increased by 203.0% to $50.3 million for the year ended December 31, 2004 from $16.6 million in 2003, primarily as a result of increases in the number of paying users and average revenue per user, particularly for our SMS services, as well as growth in sales of our 2.5G and audio-related services in 2004. We estimated that our user base expanded to an average of 6.8 million users per month during 2004, reaching a peak of an average of 7.2 million users in November 2004, compared with our estimate of an average of 3.3 million users per month during 2003. This increase was primarily due to our efforts to attract new users from a broader geographic base as well as gaining customers from our competitors through increased marketing channels, especially print and broadcast media channels, and an expanded sales network. Our user base also increased as a result of the overall growth of the wireless value-added services market in China, particularly for 2.5G and audio-related services.
          In addition, we estimated that our average revenue per user increased to $0.61 per month during 2004, reaching a peak of $0.74 in December 2004, compared to $0.54 in December 2003. This increase was due primarily to our enhanced product portfolio for all categories of our services and the launch of IVR services in April 2004. Growth in sales of our 2G, 2.5G and audio-related services contributed to 70.3%, 19.0% and 10.7%, respectively, of our total increase in gross revenues for 2004 compared to 2003. In 2004, MMS and WAP services accounted for 10.5% and 2.0%, respectively, of our gross revenues. In 2004, ringback and IVR services accounted for 3.5% and 3.7%, respectively, of our gross revenues.
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
Operating Expenses
          Our operating expenses increased significantly to $21.9 million in 2004 from $6.1 million in 2003. Operating expenses as a percentage of gross revenues increased from 36.6% in 2003 to 43.5% in 2004. The increase was mainly due to the fact that the rate of growth in our operating expenses, in particular, our selling and marketing and product development expenses, outpaced the rate of growth of our revenue. Depreciation and amortization expenses for computers and equipment in relation to our total operating expenses were not material for 2003 and 2004.
          Product development expenses increased by 300.0% to $2.8 million in 2004 from $0.7 million in 2003, primarily due to an increase in staff costs as a result of additional hiring to expand our product development and technology support teams, which increased from 64 and 30 employees as of December 31, 2003 to 123 and 122 employees as of December 31, 2004. Staff costs for product development increased to $2.4 million, or 11.0% of our total operating expenses, in 2004 from $0.7 million, or 11.5% of our total operating expenses, in 2003.
          Selling and marketing expenses increased by 319.0% to $8.8 million in 2004 from $2.1 million in 2003, primarily due to increased investment in advertising and sales activities in online and offline media, as well as an increase in the number of sales and marketing employees from 97 as of December 31, 2003 to 168 as of December 31, 2004. Such advertising and sales activities increased to $4.3 million, or 19.6% of our total operating expenses, in 2004 from $0.9 million, or 14.8% of our total operating expenses, in 2003. Staff costs increased to $1.9 million, or 8.7% of our total operating expenses, in 2004 from $0.7 million, or 11.5% of our total operating expenses, in 2003. In 2003, substantially all of our sales and marketing expenses were incurred promoting our 2G services. However, in 2004, approximately 55%, 44% and 1% of such expenses were incurred to promote our 2G, 2.5G and audio-related services, respectively. Our sales and marketing expenses also increased during this period because we incurred charges imposed by the mobile operators for the inadvertent contravention of certain of their policies, which totaled $0.7 million in 2004, compared to nil in 2003.
          We recorded stock-based compensation cost in the amount of $3.5 million in 2004, compared to $1.1 million in 2003, primarily due to amortization of stock-based compensation cost related to options granted to our management and certain staff employees in April 2003. The increase also resulted from stock-based compensation cost incurred in connection with the amendment of certain executive officers’ stock options in October 2004.
          Other general and administrative expenses increased by 223.8% to $6.8 million in 2004 from $2.1 million in 2003, primarily due to an increase in staff costs as a result of additional hiring of staff from 43 to 105 employees. The majority of new hires were in our finance and human resources departments as well as senior management. These staff costs increased to $2.1 million, or 9.6% of our total operating expenses, in 2004 from $1.1 million, or 18.0% of our total operating expenses, in 2003. An increase in our lease expenses, incurred in connection with our move to new corporate offices in July 2004, in the amount of $0.7 million for the year ended December 31, 2004, also contributed to the increase in other general and administrative expenses.
B. Liquidity and Capital Resources
          Our primary sources of liquidity have historically been proceeds from our private placements of preferred shares to investors and from our initial public offering in March 2004 and cash flow from operations. In the future, we anticipate that our primary sources of liquidity will come from cash flow from operations. The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2003	2004	2005
	(audited)	(restated and	(audited)
		audited)
Net cash provided by operating activities	$2,880,751	$9,654,127	$9,561,944
Net cash used in investing activities	(304,380)	(17,266,029)	(34,440,154)
Net cash (used in)/provided by financing activities	—	65,412,374	(2,832,327)

	For the year ended December 31,
	2003	2004	2005
	(audited)	(restated and	(audited)
		audited)
Foreign currency translation adjustment	457	264	549,586

Net increase in cash and cash equivalents	2,576,828	57,800,736	(27,160,951)
Cash and cash equivalents, beginning of year	3,036,065	5,612,893	63,413,629

Cash and cash equivalents, end of year	$5,612,893	$63,413,629	$36,252,678

          The ability of our subsidiaries to obtain cash or other assets from our affiliated Chinese entities, Shanghai Weilan, Shanghai Unilink, Shenzhen Yuanhang, Beijing Cosmos, Hainan Zhong Tong, Beijing Lian Fei and Shanghai Qimingxing depends on the effectiveness and enforceability of our agreements with those entities and their owners. A description of these agreements is set forth under “Arrangements with Consolidated Affiliates” above. In turn, the ability of our subsidiaries to convert Renminbi into U.S. dollars and transfer them to our company is subject to the Chinese foreign exchange regulations, including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents.
          Pursuant to various software license and service agreements, our subsidiaries charged Shanghai Weilan and Shanghai Unilink an aggregate fee of $39.1 million for the year ended December 31, 2005. After these charges, as of December 31, 2005, approximately $7.1 million and $0.02 million of profits (determined based on invoiced revenue) remained in Shanghai Weilan and Shanghai Unilink, respectively. As of December 31, 2005, approximately $1 million of profit (determined based on invoiced revenue) remained in Shenzhen Yuanhang. Beijing Cosmos, Hainan Zhong Tong, Beijing Lian Fei and Shanghai Qimingxing, each had accumulated losses as of December 31, 2005. Of the profits remaining in Shanghai Weilan, Shanghai Unilink and Shenzhen Yuanhang, $5.8 million related to 2003, $1.2 million related to 2004 and $1.12 million related to 2005. For tax planning reasons and because we usually charge our affiliated Chinese entities fees for the current year only, we do not anticipate transferring such cumulative retained profits relating to earlier years to our subsidiaries via service charges in the future. In addition, because Shanghai Weilan, Shanghai Unilink and Shenzhen Yuanhang are only affiliated entities of us rather than subsidiaries, such profits cannot be transferred to us in the form of cash dividends. However, our subsidiaries normally have access to the cash or other assets retained in Shanghai Weilan, Shanghai Unilink, Shenzhen Yuanhang, Beijing Cosmos, Hainan Zhong Tong, Beijing Lian Fei and Shanghai Qimingxing via inter-company advances.
Operating Activities
          Cash provided by operating activities was $2.9 million, $9.7 million and $9.6 million for 2003, 2004 and 2005, respectively. For 2003, 2004 and 2005, cash provided by operating activities consisted primarily of our operating profit.
Investing Activities
          Cash used in investing activities in 2003, 2004 and 2005 was approximately $0.3 million, $17.3 million and $34.4 million, respectively. In 2003 and 2004, cash expenditures consisted primarily of the purchase of short term investments and fixed assets, including computers and office equipment and leasehold improvements, in connection with the expansion of our business. In 2005, cash expenditures included the acquisitions of Shenzhen Yuanhang through Brilliant, Beijing Cosmos, Hainan Zhong Tong, Beijing Lian Fei and Shanghai Qimingxing, our strategic investment in 9Sky, and the purchase of short term investments and fixed assets such as computers and office equipment and leasehold improvements.
          We had no material commitments for capital expenditures as of December 31, 2003, 2004 and 2005. During 2003, 2004 and 2005, we spent approximately $0.3 million, $2.4 million and $2.0 million,

respectively, for renovations of our new corporate offices and for the purchase of computer and office equipment.
Financing Activities
          Cash used in financing activities was $2.8 million for 2005, which consisted primarily of funds used to finance our ADS repurchase program. Cash provided by financing activities was $65.4 million for 2004, which consisted of the net proceeds from our initial public offering and from the exercise of stock options. We had no cash provided by or used in financing activities for 2003.
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
          We believe that current cash and cash equivalents will be sufficient to meet anticipated working capital (net cash used in operating activities), commitments and capital expenditures for the foreseeable future. We also believe that our recent acquisitions of Shenzhen Yuanhang through Brilliant, Beijing Cosmos, Hainan Zhong Tong, Beijing Lian Fei and Shanghai Qimingxing and our strategic investment in 9Sky will have no material impact on our future liquidity or capital resources in the near-term. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy cash requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, if at all.
C. Research and Development, Patents and Licenses
RESEARCH AND DEVELOPMENT
          We believe that a key part of our future success will depend on our ability to develop and enhance our services by leveraging our expertise in entertainment-oriented wireless value-added services. Our product development activities are led by our 312-member product development department based in Shanghai, Beijing and Shenzhen, of which approximately 103 work on new services such as MMS, WAP and JavaTM and the remainder focusing on SMS-based services, audio-related services and casual gaming. Our total expenditures for research and development were $0.7 million, $2.8 million and $6.2 million for the years ended 2003, 2004 and 2005, respectively.
          We develop the content for our services in-house, aggregate it from domestic and international providers or through acquisitions. We plan to enter into additional relationships with domestic and international providers, in particular with respect to the development of games, music and content for all of our 2.5G services, in order to fully utilize the technological benefits of 2.5G and the sophisticated premium content which users will demand. For aggregated third party content, most of our efforts involve customization, localization and related development activities of the content for the Chinese market to create appealing, user-friendly products. We also intend to make additional strategic investments or acquisitions such as our acquisitions of Shenzhen Yuanhang through Brilliant and Beijing Cosmos in order to build more robust interactive entertainment services.
          Our services development team in Shanghai and Beijing focuses on MMS and WAP products, as well as JavaTM and Brew games. We currently develop or aggregate from third parties, particularly from game developers in Japan and Korea, a variety of action and adventure JavaTM games. For this purpose, we have a game development team which is highly experienced working in the JavaTM and Brew programming languages to customize and localize games for the Chinese market.
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
          While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business. We have registered 80 Internet and WAP domain names in English and Chinese, of which our primary domain names are listed below.
•	www.linktone.com,

•	www.linktone.com.cn,

•	www.lt2000.com.cn,

•	www.lt2000.net,

•	www.ul9000.com,

•	www.ul9000.com.cn,

•	www.ul9000.cn,

•	www.soring.cn,

•	www.i-liao.com,

•	wap.linktone.com,

•	wap.linktone.com.cn,

•	www.i-liao.com,

•	wap.linktone.com,

•	wap.linktone.com.cn,

•	www.my1828.com,

•	www.smschina.com,

•	www.8228.com,

•	www.yhgame.com, and

•	www.vrhappy.com.
          We have registered 90 trademarks with China’s Trademark Office and one trademark in each of Hong Kong, Singapore and Taiwan, relating to our company name and logo and some of our services. We are in the process of applying for 36 additional trademarks in China and two trademarks in the United States.
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
          We have also obtained 21 copyright certificates in China for cartoons and images and 26 copyright certificates for computer software.
          Many parties are actively developing and seeking patent protection for wireless services-related technologies. We expect these parties to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending that are held by others and that cover significant parts of our technology, business methods or services. Disputes over rights to these technologies are likely to arise in the future. We cannot be certain that our products do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others.
D. Trend Information
          Other than as disclosed elsewhere in this annual report, we are not aware of any recent trends that are likely to have a material effect on our business.
E. Off-Balance Sheet Arrangements
          We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
F. Tabular Disclosure of Contractual Obligations
          We have entered into leasing arrangements relating to our office premises. We also have commitments in respect of advertising agreements with third parties, and contingent purchase price commitments in respect of certain acquisition and loan agreements to which we are a party. The following table sets forth our commitments under operating leases, advertising commitments and acquisition agreements as of December 31, 2005:

	Office	Advertising	Contingent Purchase
	Premises	Commitments	Price Commitments	Total

Less than one year	$1,498,556	$2,384,236	$4,467,697	$8,350,489
1 - 3 years	$1,174,058	—	—	$1,174,058
3 - 5 years	$50,324	—	—	$50,324

Total	$2,722,938	$2,384,236	$4,467,697	$9,574,871

          The contingent purchase price commitments referenced above include the following:
          In connection with our acquisition of Beijing Cosmos, we may be obligated to pay approximately $2.5 million out of a maximum of $3.1 million in contingent consideration to the selling shareholders of Beijing Cosmos if certain financial performance objectives are achieved by March 31, 2006. $0.6 million of the maximum $3.1 million in contingent consideration was already paid to the selling shareholders of Beijing Cosmos as an advance payment prior to December 31, 2005.
          In connection with our strategic investment in 9Sky, we are obligated to advance further loans in the aggregate amount of approximately $2 million to 9Sky, if certain conditions pursuant to a convertible loan agreement are achieved.
Inflation
          Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 1.2%, 3.9% and 1.8% in 2003, 2004 and 2005, respectively.
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
Foreign Currency Risk
          Substantially all our revenues and expenses are denominated in Renminbi, but a substantial portion of our cash is kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, our cash flows and revenues will be affected by the foreign exchange rate between U.S. dollars and Renminbi. It is possible that the Chinese government may elect to loosen further its current controls over the extent to which the Renminbi is allowed to fluctuate in value in relation to foreign currencies. Our business and the price of our ordinary shares and ADSs could be negatively affected by a revaluation of the Renminbi against the U.S. dollar or by other fluctuations in prevailing Renminbi-U.S. dollar exchange rates. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our cash flows would be reduced which could materially adversely affect our business. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.
          We do not engage in any hedging activities, and we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations. During the twelve months ended December 31, 2005, the foreign currency translation adjustments to our comprehensive income was $0.8 million and the currency loss was $0.36 million, primarily as a result of the Chinese Renminbi appreciating approximately 2.5% against the U.S. dollar in connection with the Chinese government’s decision in July 2005 to tie the Renminbi to a basket of currencies rather than to the U.S. dollar. The following is a sensitivity analysis showing the impact of hypothetical changes in the value of the Renminbi against the U.S. dollar as of December 31, 2005 on our results for 2005:

Change in the Value of Chinese
Renminbi against the U.S. Dollar	Additional Translation Adjustments
from Actual Value as of December	to Comprehensive Income	Additional Transaction Gain/(Loss)
31, 2005	(in thousands)	(in thousands)
2.5% Appreciation	$823	$(36)
5% Appreciation	$1646	$(72)
2.5% Depreciation	$(823)	$36
5% Depreciation	$(1646)	$72
Recent Accounting Pronouncements
          In November 2005, the FASB issued FSP 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” nullifies the guidance in EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” on determining whether an impairment of a security is other than temporary (including guidance on the investor’s ability and intent to hold investments, the severity of the impairment, the duration of the impairment, and the forecasted recovery of fair value). FSP 115-1 shall be applied to reporting periods beginning after December 15, 2005, although earlier application of FSP 115-1 is permitted. We do not expect a material impact on our financial position or on our results of operation upon the adoption of FSP 115-1 in 2006.
          In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123(R)), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first interim or annual period after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. Under SFAS 123(R), we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive method, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123(R), while the retroactive method would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We have adopted the provisions of SFAS No. 123(R) under the prospective method using the Black-Scholes option pricing model beginning January 1, 2006.
          SFAS No. 154, “Accounting Changes and Error Corrections,” a replacement of Accounting Principles Board Opinion No. 20 and SFAS No. 3, “Reporting Accounting Changes in Interim Financial

Statements,” was issued in June 2005. SFAS No. 154 requires retrospective application to financial statements of prior periods for changes in accounting principles that are not adopted prospectively. This statement is effective January 1, 2006. The application of this standard had no impact on our 2005 consolidated financial statements.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
     The names of our current directors and executive officers, their ages and the principal positions with Linktone held by them, as of May 31, 2006, are as follows:

Name	Age	Position	Class	Term of Office
Mark Begert	34	Director	I	3 years
David C. Wang (2)(3)	62	Director	I	3 years
Thomas Hubbs (1)(2)	61	Director	II	3 years
Elaine La Roche (1)(2)(3)	56	Chairperson of the Board	II	3 years
Michael Guangxin Li (4)	39	Director	II	3 years
Jun Wu (3)	34	Director	III	3 years
Derek Sulger (1)	34	Director	III	3 years
Colin Sung (4)	40	Acting Chief Executive Officer and Chief Financial Officer

(1)	Member of audit committee.

(2)	Member of compensation committee.

(3)	Member of nominating committee.

(4)	Mr. Sung served as our acting Chief Executive Officer from February 2006 until April 2006, at which time Mr. Li was appointed as our Chief Executive Officer.
     Our Amended and Restated Memorandum and Articles of Association provide for the division of the board of directors into three classes: Class I directors (currently Mark Begert and David C. Wang), Class II directors (currently Elaine La Roche, Thomas Hubbs and Michael Guangxin Li) and Class III directors (currently Jun Wu and Derek Sulger). The current terms of the Class I, II and III directors expire upon the election and qualification of directors at the annual general meetings to be held on 2008, 2006 and 2007, respectively. At each annual general meeting, directors who are elected will serve a three-year term until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company.
Biographical Information
     Mark Begert served as our Chief Financial Officer from April 2001 when our affiliated business division, which focused on wireless data software, was spun-off to a newly established holding company, Intrinsic Technology, until May 2005. He has served on our board since September 2005. Previously, he managed the corporate finance, investor relations and corporate communications departments of Intrinsic Technology from May 2000 to April 2001. From June 1994 until May 2000, Mr. Begert was a Vice President and manager in the fixed income capital markets group of Merrill Lynch. Mr. Begert graduated cum laude from Harvard University with a Bachelor of Arts degree.
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
     Thomas Hubbs has served on our board since February 2004. He is an Executive Vice President and the Chief Financial Officer of Bytemobile, Inc., a Silicon Valley-based mobile technology company, where he has worked since October 2001. From October 1998 to August 2001, he worked at InterWave Communications International, Ltd., a provider of wireless microcellular network equipment, as an Executive Vice President and Chief Financial Officer of the company. He currently serves on the Board of Directors of DCL Corporation and Provista Software International, Inc. Mr. Hubbs graduated from Lehigh University with a Bachelor of Science in Business Administration and received a Masters of Business Administration from the University of Santa Clara.
     Elaine La Roche has served on our board since February 2004. Ms. La Roche currently serves as an independent director of China Construction Bank and sits on its Audit, Nomination and Strategy committees. From 2005 to 2006, she was a financial executive at Cantor Fitzgerald, a global interdealer broker. From June 2000 until April 2005, Ms. La Roche was the Chief Executive Officer of Salisbury Pharmacy Group, which is in the business of acquiring, restructuring and operating independent community pharmacies in the Northeastern United States. From February 1998 to June 2000, Ms. La Roche was seconded from Morgan Stanley to serve as the Chief Executive Officer of China International Capital Corporation, a joint venture investment bank in the People’s Republic of China in which Morgan Stanley is a primary shareholder. Prior to that, she worked at Morgan Stanley from May 1978 to February 1998, including as a Managing Director since 1987 where she served in various capacities including as Chief of Staff to the Chairman and President of Morgan Stanley. Ms. La Roche graduated from Georgetown University School of Foreign Service with a degree in International Affairs and from the American University with a Masters of Business Administration in finance.
     Michael Guangxin Li has served on our board since February 2006 and as our Chief Executive Officer since April 2006. Previously, he served as our Chief Operating Officer from March 2003 until January 2006. From August 2000 until February 2003, he was Senior Vice President of Operations and Strategy at Newpalm (China) Information Technology Co., Ltd., a wireless value-added service provider in China. Prior to that, he worked as an associate at Mercer Management Consulting, a corporate strategy and operations consulting firm, from August 1999 to August 2000 and as a sales manager and director at IBM in China from August 1991 to June 1997. Mr. Li graduated from Beijing University with a degree in Mechanical Engineering and from the Wharton School, University of Pennsylvania, with a Masters of Business Administration.
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
     Derek Sulger served as a director from November 1999 until November 2002, and has served again as a director since July 2003. Mr. Sulger serves as Executive Director and Chief Financial Officer of SmartPay Jieyin Ltd., a Shanghai-based mobile payment technology company which he co-founded. He also serves as the co-chairman of Lunar Group, an investment holding company which was the original investor in our company. Mr. Sulger is one of our founders and served as Executive Director and Chief Financial Officer of our company from December 1999 through April 2001. From April 2001 through September 2002, he served as Executive Director and Chief Operating Officer of Intrinsic Technology, a wireless data software concern which was spun off from our company. From July 1993 until April 2000, he worked at Goldman Sachs in London and New York, most recently as an Executive Director in the Fixed Income, Currency and Commodities Division. Mr. Sulger graduated cum laude from Harvard University with a Bachelor of Arts degree.
     Colin Sung has served as our Chief Financial Officer since June 2005. He also served as our acting Chief Executive Officer from February 2006 until April 2006. From June 2004 until April 2005, Mr. Sung served as corporate controller of UTI, United States, Inc., a subsidiary of International Freight Forwarder, which is listed on The Nasdaq National Market. From August 2001 until May 2004, he was the Vice President of Finance and Corporate Controller of USF Worldwide, Inc., a subsidiary of USFreightways, which is listed on The Nasdaq National Market and was acquired by GPS Logistics in October 2002. Mr. Sung has a Bachelor of Science degree from William Paterson University and a Masters of Business Administration degree from American Intercontinental University.
     None of the directors or executive officers of our company were selected pursuant to arrangements or understandings with our major shareholders, customers, suppliers or others.
B. Compensation
Compensation to our Directors
     In 2005, we paid an aggregate of $190,152 to our non-executive directors. In addition, we granted stock options in 2005 under our 2003 Stock Incentive Plan, or the 2003 Plan, to our directors as stated below:

Number of ordinary shares
Name of Directors	underlying stock options
Raymond Lei Yang	500,000
Elaine La Roche	86,667
David C. Wang	86,667
Thomas Hubbs	86,667
Mark Begert	20,000
Derek Sulger	20,000
Jun Wu	20,000
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

Executive Officer Compensation
     The following table sets forth certain information concerning compensation paid during 2005 to our executive officers:

			Long-Term
	Annual Compensation		Compensation
			Ordinary Shares	All Other
	Salary	Bonus	Underlying Options	Compensation
	(US$)	(US$) (1)	(#)	(US$)
Colin Sung, Chief Financial Officer	133,333	20,000	1,000,000 (2)	56,929	(4)
Raymond Lei Yang, former Chief Executive Officer	266,667	—	500,000 (3)	100,173	(4)
Michael Guangxin Li, former Chief Operating Officer and current Chief Executive Officer and director (5)	170,000	—	—	77,365	(4)
Mark Begert, former Chief Financial Officer and director (6)	190,987	—	—	28,839	(4)
Xin Ye, former Chief Technology Officer (7)	160,000	—	—	82,478	(4)

(1)	The bonus amount earned was based upon our company’s achievement of certain corporate financial performance goals and designated individual goals established during the fiscal year.

(2)	These options have an exercise price of US$0.676 and expire on May 2, 2015.

(3)	These options have an exercise price of US$1.038 and expire on December 31, 2015.

(4)	Consists of expenses paid to the executive officer for housing allowance, transportation, education and health insurance expenses and tax advisory expenses.

(5)	Mr. Li was appointed to serve as our Chief Executive Officer in April 2006.

(6)	Mr. Begert served as our Chief Financial Officer until May 2005. His compensation during 2005 includes certain severance benefits.

(7)	Mr. Ye served as our chief Technology Officer until February 2006.
     Full-time employees of our company and our subsidiaries in China also participate in a government-mandated multi-employer defined contribution plan pursuant to which pension benefits, medical care, unemployment insurance and other welfare benefits are provided to those employees. The total provision for such employee benefits, corresponding to the full amount of our company’s obligation in connection therewith was $1.3 million for 2005.
Employment Agreements
General
     We have entered into employment and related agreements with Colin Sung and Michael Guangxin Li. The employment agreements with Mr. Sung and Mr. Li provide that neither Mr. Sung nor Mr. Li will be entitled to receive severance benefits if he resigns other than for a good reason or is discharged by us for cause. However, if Mr. Sung or Mr. Li is terminated without cause or resigns for good reason, we are obligated to provide severance benefits to him. The term “cause” includes actions by the officer involving:
•	a crime involving dishonesty, breach of trust or physical harm to any person,

•	conduct which is in bad faith and materially injurious to the company, including misappropriation of trade secrets, fraud or embezzlement,

•	a material breach of the employment agreement or its related agreements,

•	refusal to follow or implement a company directive, or

•	malfeasance or other similar conduct.
     The term “good reason” includes:
•	a material reduction in the employee’s monthly base salary, or

•	relocation of the officer’s principal place of employment by more than 50 miles.
     The severance benefits to which Mr. Sung and Mr. Li are entitled upon termination without cause or resignation for a good reason include a payment by us equal to: (a) his then-current monthly base salary multiplied by six plus the number of years between May 2, 2005 and the termination date, in the case of Mr. Sung, or (b) his then-current monthly base salary multiplied by six plus the number of years between April 3, 2006 and the termination date, in the case of Mr. Li. Each of Mr. Sung and Mr. Li is also entitled to exercise his stock options which have vested at the time of his termination without cause or resignation for good reason.
     If a change of control occurs with respect to our company and Mr. Sung or Mr. Li is terminated without cause or resigns for good reason, we will be obligated, in addition to the severance benefits described in the preceding paragraph, to pay to Mr. Sung or Mr. Li (as the case may be) an amount equal to the greater of (a) six times his then-current monthly base salary, or (b) 12 times his then-current monthly base salary, less any compensation paid to him during the period between the change of control and the termination date. If a change of control occurs, we will also be obligated to pay health and life insurance premiums for the greater of six months or the number of months between the termination date and the first anniversary of the change in control.
Proprietary Rights and Information and Non-competition Agreements
     Under proprietary rights and information agreements, each of Mr. Li and Mr. Sung has agreed, among other things, to assign all rights in company-related inventions to us, and to keep our proprietary information confidential. Under non-competition agreements, each of Mr. Li and Mr. Sung is prohibited from directly or indirectly (i) being employed by or participate in the management or operation of any business or entity that is or may be directly competitive with and offering similar products or services as us, for a period of one year after termination of employment for any reason, (ii) soliciting for employment any person who was employed by us during his employment with us, for a period of two years after termination of employment for any reason or (iii) working for any customer or potential customer of ours during his employment with us, for a period of two years after termination of employment for any reason.
Option Grants in Last Fiscal Year
     The following table sets forth information regarding stock options granted to our current Chief Financial Officer, former Chief Executive Officer, former Chief Operating Officer (who is now our Chief Executive Officer), former Chief Technology Officer, and former Chief Financial Officer during 2005:

Individual Grants
	Ordinary	% of Total
	Shares	Options					Potential Realizable Value at
	Underlying	Granted to					Assumed Annual Rate of Stock
	Options	Employees in	Exercise				Price Appreciation for Option
Name	Granted	Fiscal Year (1)	Price (2)		Date of Grant	Date of Expiration	Term (3)
							5%		10%
Colin Sung	1,000,000	14.2%	US$	0.676	May 2, 2005	May 2, 2015	US$	145,682	US$	313,732
Raymond Lei Yang	500,000	7.1%	US$	1.038	December 31, 2005	December 31, 2015	US$	111,848	US$	240,868
Michael Guangxin Li	—	—		—	—	—		—		—
Xin Ye	—	—		—	—	—		—		—
Mark Begert	—	—		—	—	—		—		—

(1)	Based on a total of 7,022,900 options granted to our employees in 2005, including options granted to the executive officers, but excluding all options which were granted and terminated in that same year.

(2)	The exercise price per share of options granted represented the fair market value of the underlying shares of ordinary shares on the date the options were granted.

(3)	The potential realizable value is calculated based upon the term of the option at its time of grant. It is calculated assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price. The appreciated stock prices used in these calculations do not represent our projections or estimates of the price of our ordinary shares or ADSs. Tax consequences relating to stock option transactions have not been taken into account.
Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
     The following table sets forth certain information with respect to stock options exercised by the executive officers during 2005. In addition, the table sets forth the number of shares covered by stock options as of December 31, 2005, and the value of “in-the-money” stock options, which represents the difference between the exercise price of a stock option and the market price of the shares subject to such option on December 31, 2005. The closing price of our ADSs as reported on the Nasdaq National Market on December 30, 2005 was $10.38.

			Number of Ordinary Shares
	Ordinary		Underlying Unexercised		Value of Unexercised
	Shares	Value	Options at		In-the-Money Options at
	Acquired on	Realized	December 31, 2005 (#)		December 31, 2005 (US$)
Name	Exercise	(US$)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable
Colin Sung	—	—	—	1,000,000	—	362,000
Raymond Lei Yang	1,500,000	1,008,000	7,228,842	661,458	7,054,616	—
Michael Guangxin Li	1,500,000	948,000	5,242,071	80,729	5,135,426	—
Xin Ye	—	—	660,417	639,583	173,750	159,850
Mark Begert	1,997,700	1,866,976	5,150,000	20,000	5,072,800	400

(1)	The value realized upon the exercise of stock options represents the positive spread between the exercise price of stock options and the fair market of the shares subject to such options on the exercise date.
Summary of Stock Plans
2003 Stock Incentive Plan
     Our board of directors and shareholders adopted our 2003 Plan in November 2003. Under the 2003 Plan, we may grant awards (as defined below), including incentive stock options (also known as ISOs) within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, to qualifying plan participants who are located in the U.S. or who are U.S. taxpayers. As of December 31, 2005, our board of directors had authorized the issuance of an aggregate of up to 24,364,724 of our ordinary shares under the 2003 Plan. A general description of the terms of the 2003 Plan is set forth below.
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
     Evergreen Provision. The 2003 Plan includes a mechanism for an automatic annual increase in the number of ordinary shares available under the plan equal to the lesser of 2.5% of the total shares outstanding or 15,175,000 ordinary shares. This mechanism is known as an “evergreen provision.” Pursuant to the evergreen provision, as of January 2, 2006 the number of ordinary shares available under the 2003 Plan was increased by 6,517,447 shares, resulting in a total of 30,882,171 shares authorized for issuance under the 2003 Plan.
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
C. Board Practices
     For information regarding the terms of our current directors and the period during which our officers and directors have served in their respective positions, please refer to Item 6.A. “Directors and Senior Management” above.
     During 2005, our board of directors met in person or passed resolutions by unanimous written consent 11 times. All of the directors who were serving in office during 2005 attended at least 75% of all the meetings of our board of directors and its committees on which such director served after becoming a member of our board of directors. We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and one of our directors attended the annual general meeting of shareholders held on September 7, 2005. Our board has determined that a majority of our board of directors members, namely Messrs. Hubbs, Sulger, Wang, Wu and Ms. La Roche, are “independent” as that term is defined in Rule 4200 of the listing standards of the Marketplace Rules of the Nasdaq Stock Market, Inc. (“Nasdaq”).
     The Board has three committees: the audit committee, the compensation committee and the nominating committee.
     The audit committee held 14 formal meetings in 2004. The members of the audit committee are Thomas Hubbs (Chairperson), Elaine La Roche and Derek Sulger. The audit committee is composed solely of non-employee directors, as such term is defined in Rule 16b-3 under the Exchange Act and our board of directors has determined that all members of the audit committee are “independent” as that term is defined in Rule 4200(a)(15) of the Marketplace Rules of Nasdaq. The Board has further determined that Mr. Hubbs is an “audit committee financial expert” as defined by Item 16A. of Form 20-F.
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
     The compensation committee met in person or passed resolutions by unanimous written consent eight times in 2005. The members of the compensation committee are Elaine La Roche (Chairperson), David C. Wang and Thomas Hubbs. The compensation committee’s functions are to review and make recommendations to our board regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors. In addition, the compensation committee reviews bonus and stock compensation arrangements for all of our other employees.
     No interlocking relationships have existed between our board of directors or compensation committee and the board of directors or compensation committee of any other company.
     The nominating committee held one meeting in 2005. The members of the nominating committee are Jun Wu, Elaine La Roche and David C. Wang. The nominating committee’s functions are to monitor the size and composition of our board of directors and consider and make recommendations to our board of directors with respect to the nomination or election of directors. The nominating committee will consider and make recommendations to our board of directors regarding any shareholder recommendations for candidates to serve on our board of directors. The nominating committee will review periodically whether a more formal policy should be adopted. Shareholders wishing to recommend candidates for consideration by the nominating committee may do so by writing to the Vice President of Legal Affairs of Linktone Ltd. at 5/F, Eastern Tower, No. 689, Beijing Dong Road, Shanghai, 200001, People’s Republic of China, providing the candidate’s name, biographical data and qualifications, a document indicating the candidate’s willingness to act if elected, and evidence of the nominating shareholder’s ownership of our company’s ordinary shares or ADSs at least 120 days prior to the next annual general meeting to assure time for meaningful consideration by the nominating committee. There are no differences in the manner in which the nominating committee evaluates nominees for director based on whether the nominee is recommended by a shareholder. The company currently does not pay any third party to identify or assist in identifying or evaluating potential nominees.
D. Employees
     At December 31, 2003, 2004 and 2005, we had 234, 518 and 825 full-time employees, respectively.
     The following table summarizes the functional distribution of our full-time employees as of December 31, 2003, 2004 and 2005:

	As of December 31,
Department	2003	2004	2005
Business Development	4	9	14
Customer Research	5	8	6
Customer Service	16	52	84
Finance	7	11	22
Human Resources	3	7	13
Investor Relations	1	2	3
Legal and Administrative	7	16	27
Sales and Marketing	97	168	196
Product Development	64	123	312
Technical Support	30	122	148

Total	234	518	825

     Our product development and other departments also included three part-time content editors and seven service professionals as of December 31, 2005.
     None of our personnel are represented under collective bargaining agreements. We consider our relations with our employees to be good.

E. Share Ownership
     The following table sets forth certain information known to us with respect to the beneficial ownership as of March 31, 2006 by:
•	all persons who are beneficial owners of five percent or more of our ordinary shares,

•	our current executive officers and directors, and

•	all current directors and executive officers as a group.
     As of March 31, 2006, 257,241,700 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. To our company’s knowledge and unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them.

	Number of Ordinary Shares
	Beneficially Owned
Name and Address of Beneficial Owners	Number	Percentage
5% or more shareholders
Merry Asia Limited (1)	33,865,549	13.2%
FMR Corporation (2)	26,380,420	10.3%
RS Investment Management, L.P. (3)	27,017,487	10.5%
Munder Capital Management (4)	15,548,160	6.0%

Executive Officers, Directors and Director Nominees (5)
Colin Sung (6)	250,000	*
Michael Guangxin Li	—	*
Mark Begert (7)	6,505,100	2.5%
Elaine La Roche (8)	115,000	*
Thomas Hubbs (9)	140,000	*
David C. Wang (10)	170,000	*
Jun Wu (11)	34,205,549	13.3%
Derek Sulger (12)	9,533,921	3.7%
All current directors, director nominees and executive officers as a group (8 persons) (13)	50,919,570	19.8%

(1)	Merry Asia Limited is a British Virgin Islands company which is 100% owned by one of our directors, Jun Wu. Its address is c/o Haw Technology Ltd., 18A1 Han Wei Plaza, 7 Guang Hua Road, Chao Yang District, Beijing, 100004, People’s Republic of China.

(2)	Includes 14,555,740 ordinary shares held by Fidelity Management Trust Company, 6,753,000 ordinary shares held by Fidelity New Millennium Fund and 5,071,680 ordinary shares held by Fidelity International Limited, which are affiliated with FMR Corporation. This information is as of March 31,

2006 and is based upon reports on Schedule 13F filed by Fidelity Management Trust Company and Fidelity International Limited with the Securities and Exchange Commission. We have no further information regarding the beneficial ownership of FMR Corporation. The address of FMR Corporation is 82 Devonshire Street, Boston, MA 02109.

(3)	Includes 5,860,490 ordinary shares held by RS Emerging Growth Fund, 5,817,000 ordinary shares held by RS Diversified Growth Fund and 1,819,407 ordinary shares held by RS Internet Age Fund. RS Investment Management, L.P. is the investment adviser for each of RS Emerging Growth Fund, RS Diversified Growth Fund and RS Internet Age Fund. This information is as of March 31, 2006 and is based upon a report on Schedule 13F filed by RS Investment Management, L.P. with the Securities and Exchange Commission. We have no further information regarding the beneficial ownership of RS Investment Management, L.P. The address of RS Investment Management, L.P. is 388 Market Street, Suite 1700, San Francisco, CA 94111.

(4)	Includes 10,080,000 ordinary shares held by Comerica Bank, 2,890,000 ordinary shares held by Munder Internet Fund, 1,462,156 ordinary shares held by Munder Micro-Cap Equity Fund and 1,116,004 ordinary shares held by Aegon/Transamerica Series Trust-Munder Net50. Munder Capital Management, which is majority owned by Comerica, Inc., is the investment adviser for Munder Internet Fund and Munder Micro-Cap Equity Fund and an investment sub-adviser for Aegon/Transamerica Series Trust-Munder Net50. This information is as of March 31, 2006 and is based upon a report on Schedule 13F filed by Munder Capital Management with the Securities and Exchange Commission. We have no further information regarding the beneficial ownership of Munder Capital Management. Munder Capital Management’s address is 480 Pierce Street, Birmingham, MI 48009.

(5)	The address of our current executive officers and directors is c/o Linktone Ltd., 5/F, Eastern Tower, No. 689 Beijing Dong Road, Shanghai, 200001, People’s Republic of China.

(6)	Includes stock options to acquire an aggregate of 250,000 ordinary shares, which are exercisable within 60 days of March 31, 2006, with an exercise price of $0.676 per share and an expiration date of May 2, 2015.

(7)	Includes 5,305,200 ordinary shares held by Mr. Begert and 499,900 ordinary shares held by Mudhouse Trust of which Mr. Begert and his spouse, Leslie Omana Begert, are the sole grantors and grantees. Also includes stock options to acquire an aggregate of 700,000 ordinary shares, which are exercisable within 60 days of March 31, 2006, with an exercise price of $0.072 per ordinary share and an expiration date of March 1, 2011.

(8)	Includes 15,000 ordinary shares held by Ms. La Roche. Also includes stock options to acquire an aggregate of 100,000 ordinary shares which are exercisable within 60 days of March 31, 2006. The options have the following features: (i) 33,333 of the options have an exercise price of $1.40 per ordinary share and an expiration date of March 3, 2014 and (ii) 66,667 of the options have an exercise price of $1.018 per ordinary share and an expiration date of December 1, 2015.

(9)	Includes 40,000 ordinary shares held by the Hubbs Family Trust, a revocable family trust, of which Mr. Hubbs and his spouse, Helen K. Hubbs, are the trustees. Also includes stock options to acquire an aggregate of 100,000 ordinary shares which are exercisable within 60 days of March 31, 2006. The options have the following features: (i) 33,333 of the options have an exercise price of $1.40 per ordinary share and an expiration date of March 3, 2014; and (ii) 66,667 of the options have an exercise price of $1.018 per ordinary share and an expiration date of December 1, 2015.

(10)	Includes 70,000 ordinary shares held by David Wang & Darlene Wang TTE, Revocable Living Trust. Also includes stock options to acquire an aggregate of 100,000 ordinary shares which are exercisable within 60 days of March 31, 2006. The options have the following features: (i) 33,333 of the options have an exercise price of $1.40 per ordinary share and an expiration date of March 3, 2014; and (ii) 66,667 of the options have an exercise price of $1.018 per ordinary share and an expiration date of December 1, 2015.

(11)	Includes 33,865,549 ordinary shares held by Merry Asia Limited which is 100% owned by Mr. Wu. Also includes stock options held by Mr. Wu to acquire an aggregate of 340,000 ordinary shares which are exercisable within 60 days of March 31, 2006. The options have the following features: (i) 90,000 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2010; and (ii) 250,000 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2011.

(12)	Includes 50,000 ordinary shares held by Mr. Sulger. Also includes 68,510 ordinary shares held by Lunar Group Stokenchurch Partners I LLC (“Lunar Stokenchurch”), a Delaware limited liability company, of which Sulger Foundation (USA) Trust (“Sulger Foundation”), a Delaware trust established by Mr. Sulger for the benefit of his family, holds a 0.10% ownership interest therein and Sulger Trust (“Sulger Trust”), a Delaware trust established by Michelle Leung Sulger, Mr. Sulger’s wife, for the benefit of her family, holds a 99.90% ownership interest therein. Also includes 9,075,411 ordinary shares held by Cassia Finance Investment Incorporated (“Cassia”), a company incorporated under the laws of the British Virgin Islands, of which Sulger Trust holds 100% ownership interest therein. As investment advisor of Lunar Stokenchurch and Cassia, Mr. Sulger may, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, be deemed to own beneficially the ordinary shares held by Lunar Stokenchurch and Cassia due to his voting and dispositive power over the shares. Mr. Sulger disclaims beneficial ownership of shares held by Michelle Leung Sulger, Cassia and Lunar Stokenchurch, except to the extent of his pecuniary interest therein. Also includes stock options held by Mrs. Sulger to acquire an aggregate of 340,000 ordinary shares which are exercisable within 60 days of March 31, 2006. The options have the following features: (i) 90,000 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2010 and (ii) 250,000 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2011.

(13)	This amount also includes 1,930,000 ordinary shares subject to stock options currently exercisable or exercisable within 60 days of March 31, 2006 and 33,865,549 ordinary shares held by Merry Asia Limited.
     As of March 31, 2006, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.
     As of April 18, 2006, approximately 912,294 of our ordinary shares were held by 20 U.S. holders of record, excluding shares held by our ADS depositary bank, The Bank of New York, on behalf of our ADS holders. On that date, approximately 7,262,993 ADSs outstanding were held by approximately 3,442 U.S. holders of record.
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
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
     Please refer to Item 6.E. “Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions
     See Item 4.A. of this annual report under the headings “History and Development of the Company” and “Recent Developments” and Item 5 of this annual report under the headings “Our Corporate Structure” and “Arrangements with Consolidated Affiliates” for information regarding our corporate structure and our arrangements with our consolidated affiliates.
     Our primary internal source of funds is dividend payments from Linktone Consulting, Shanghai Huitong, Linktone Internet, Linktone Software, Brilliant and Wang You. Under current Chinese tax regulations, dividends paid to us from Chinese entities are not subject to Chinese income or withholding tax. However, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, Linktone Consulting, Shanghai Huitong, Linktone Internet, Linktone Software and Wang You are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. Dividends paid to us by Brilliant, which was incorporated in the British Virgin Islands, are not subject to tax.
Other Related Party Transactions
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
B. Significant Changes
     See Item 4.A. of this annual report under the heading “Recent Developments” and Item 18. of this annual report under the heading “Financial Statements” for information regarding significant changes to us since December 31, 2005.
Item 9. The Offer and Listing
     Not applicable except for Item 9.A.4. and Item 9.C.
     American Depositary Shares, or ADSs, each representing 10 of our ordinary shares, have been listed on the Nasdaq National Market since March 4, 2004. Our ADSs trade under the symbol “LTON.”
     The following table provides the high and low prices for our ADSs on the Nasdaq National Market for (1) each year since our initial public offering, (2) each quarter in the two most recent financial years and the most recent quarter and (3) each of the most recent six months.

	Sales Price
	High	Low

Annual highs and lows
2004 (March 4, 2004 through December 31, 2004)	$19.50	$5.91
2005 (January 1, 2005 through December 31, 2005)	$11.57	$6.00

Quarterly highs and lows
First Quarter 2004	$19.50	$9.69
Second Quarter 2004	$15.24	$7.37
Third Quarter 2004	$12.13	$5.91
Fourth Quarter 2004	$10.60	$7.01
First Quarter 2005	$8.53	$6.72
Second Quarter 2005	$8.95	$6.00
Third Quarter 2005	$11.28	$7.65
Fourth Quarter 2005	$11.57	$8.75
First Quarter 2006	$10.92	$6.47

Monthly highs and lows
December 2005	$10.80	$9.45
January 2006	$10.92	$8.36
February 2006	$7.82	$6.68
March 2006	$7.69	$6.47
April 2006	$8.13	$6.80
May 2006	$8.44	$6.75

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
     Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of Renminbi into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans and security investment, is still subject to the approval of SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations to provide, among other things, that the State shall not impose restrictions on recurring international payments and transfers.
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
     In addition, pursuant to regulations recently promulgated by SAFE, PRC subsidiaries of offshore parent companies may be prohibited from making distributions of profits to such offshore parent companies and from paying the offshore parent companies proceeds from any reduction in capital, share transfer or liquidation in respect of such PRC subsidiaries, if PRC shareholders with a direct or indirect stake in the offshore parent company fail to make the required SAFE registrations.
     These new regulations require PRC residents to file with the competent SAFE offices information about offshore companies in which they have directly or indirectly invested (including with respect to investments already made as of the inception of the new regulation) and to make follow-up filings in connection with certain material transaction involving such offshore companies, such as mergers or acquisitions, capital increases or decreases, and external equity investments or equity transfers. For additional information on the new SAFE regulations and the related risks to our company, see Item 3.D. “Risk Factors — Risks Related to Doing Business in China — Recent Chinese regulations relating to acquisitions of Chinese companies by foreign entities may limit our ability to acquire Chinese companies and adversely affect the implementation of our acquisition strategy as well as our business and prospects.”
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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
     Please refer to Item 5. “Operating and Financial Review and Prospects — Quantitative and Qualitative Disclosures About Market Risk.”

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
     Credit Suisse First Boston, JP Morgan, Piper Jaffray and CLSA Asia Pacific Markets were the underwriters for our initial public offering.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
     As disclosed under Item 5. “Operating and Financial Review and Prospects,” we have restated our consolidated financial statements for the years ended December 31, 2004.
     As of the end of the period covered by this report, our principal executive officer and principal financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, they have concluded that as of December 31, 2005, our disclosure controls and procedures were not effective due to certain material weaknesses as described more fully below. The material weaknesses related to (1) management’s inadequate knowledge and experience in application of U.S. GAAP, commensurate with our financial reporting requirements, which had led to the restatement of our financial statements for year ended December 31, 2004, and (2) lack of policy and procedures over data security/access, data backup, system change and spreadsheet control.
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
     In connection with the required Section 404 evaluation described above, we have been performing the system and process evaluation and testing required (and any necessary remediation) in an effort to comply with such requirements by the effective date for compliance. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness will be a key area of focus for our board of directors, our audit committee and our senior management. This evaluation is expected to underlie the internal control report of management and auditor attestation requirements of Section 404.
     Also, in connection with the audit of our financial statements for the year ended December 31, 2005, we have identified a number of control deficiencies, some of which constitute material weaknesses. A control deficiency exits when the design of operation of a control does not enable management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis; a material weakness is a control deficiency, or combination of control deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. Areas classified as material weaknesses are management’s inadequate knowledge and experience in application of U.S. GAAP and lack of policy and procedures over data security/access, data backup, system change and spreadsheet control.
     We consulted with our audit committee and undertook or are undertaking remedial measures to make improvements as soon as practicable. Our board of directors and the audit committee have been advised of these issues. Under the supervision and with the participation of our senior management, including our principal executive officer and principal financial officer, we are in the process of conducting further evaluation of our internal control over financial reporting, designing enhanced processes and controls to address these and any other issues that might be identified through our review. As we are still in the evaluation and design process, we may identify other conditions that may result in significant deficiencies or material weaknesses in the future. Should we discover such conditions, we will take action to correct them. We are committed to taking appropriate steps for remediation, as needed.
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
     The Code of Business Conduct is available on our website at www.english.linktone.com. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public. Copies of the Code of Business Conduct will be provided to any shareholder upon written request to the Vice President of Legal Affairs of Linktone Ltd., 5/F, Eastern Tower, No. 689, Beijing Dong Road, Shanghai, 200001, People’s Republic of China.
Item 16C. Principal Accountant Fees and Services
Disclosure of Fees Charged by Independent Accountants
     The following table summarizes the fees charged by PricewaterhouseCoopers (our independent accountants from the fourth quarter of 2000 until the present time) for certain services rendered to our company during 2004 and 2005.

	For the year ended
	December 31,
	2004	2005
Audit fees(1)	$325,000	$307,500
Audit related fees (2)	300,000	—
Tax related fees(3)	168,562	95,919
Other fees(4)	114,989	16,088

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for our calendar year audits and reviews of financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services related to the audit of our financial statements that are not reported under “Audit fees” and consultation on accounting standards or transactions.

(3)	“Tax related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered for tax compliance, tax advisor and tax planning (domestic and international). These services include assistance regarding federal, state and international tax compliance and tax planning.

(4)	“All other fees” means fees for advisory services for the compliance with the Sarbanes-Oxley Act.
Audit Committee Pre-approval Policies and Procedures
     Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers before that firm is retained for such services. The pre-approval procedures are as follows:

•	Any audit or non-audit service to be provided to us by the independent accountant must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

•	The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.
Item 16D. Exemptions from the Listing Standards for Audit Committees
     We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

			(c) Total Number of	(d) Maximum Number of
			Ordinary Shares	Ordinary Shares (or
	(a) Total Number	(b) Average Price	Purchased as Part of a	Dollar Value) That May
	of Ordinary	Paid per Ordinary	Publicly Announced	Yet be Purchased Under
Period	Shares Purchased	Share (1)	Plan or Program (2)	the Plan or Program (3)
September 1, 2005 – September 30, 2005	150,000	$1.022	150,000	$14,846,700
October 1, 2005 – October 31, 2005	540,000	$1.008	540,000	$14,302,380
November 1, 2005 – November 30, 2005	510,000	$1.037	510,000	$13,773,510
December 1, 2005 – December 31, 2005	2,180,000	$0.998	2,180,000	$11,597,870

(1)	Average price paid per ordinary share includes brokerage commission.

(2)	Such share repurchase plan was announced on May 10, 2005 and became effective on September 7, 2005 when our shareholders approved it at a general meeting. Under the plan, we may purchase up to $15 million worth of our issued and outstanding ADSs in open-market transactions on the Nasdaq National Market. There is no expiration date for the plan.

(3)	The share repurchase plan was still in effect as of December 31, 2005.
PART III
Item 17. Financial Statements
     The Company has elected to provide financial statements pursuant to Item 18.
Item 18. Financial Statements
     The consolidated financial statements for Linktone Ltd. and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits

Exhibit
Number	Document
1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

2.1	Specimen American Depositary Receipt of the Company (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form F-6 (Registration No. 333-112897) as filed with the Securities and Exchange Commission on February 17, 2004).

2.2	Specimen Share Certificate of the Company (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

2.3	Deposit Agreement dated March 3, 2004 among the Company, The Bank of New York and owners and beneficial owners of the American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form F-6 (Registration No. 333-112897) as filed with the Securities and Exchange Commission on February 17, 2004).

2.4	Amended and Restated Shareholders’ Agreement dated as of November 19, 2001 among IP Fund One, L.P., Intrinsic Technology (Holdings) Ltd, Jun Wu, Lee Haichao, Shao Xiaoli and Lunar Occidental Group LLC, Mitsubishi Corporation, Index Corporation, Hong Lim Investment Pte Ltd, the other shareholders of the Company and the Company (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

2.5	Amendment to the Shareholders Agreement dated as of November 19, 2001 (by written resolution of the shareholders of the Company dated December 13, 2002) (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

2.6	Amendment to Shareholders Agreement dated February 4, 2004 (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

2.7	Lock-up Agreement by and among the Company and certain of its shareholders (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

Exhibit
Number	Document
2.8	Accession to Lock-up Agreement dated August 30, 2004, by and among the Company and Asiainfo (Indigo) Holdings Ltd, Fidelity Investors III Limited Partnership, Hiking Corporation Ltd, Icon Ventures Asia Ltd, Carlos Cordeiro, Kipp Nelson, Hu An Kai, Greenacre Ventures Ltd., Fidelity International Limited and FIL Ventures Limited. (incorporated by reference to Exhibit 2.8 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

2.9	Accession to Lock-up Agreement dated August 30, 2004, by and among the Company and IP Fund One, L.P. (incorporated by reference to Exhibit 2.9 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.1	Form of 2000-1 Employee Stock Option Scheme (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.2	Form of 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.3	Form of Indemnification Agreement with the Company’s directors and officers (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.4	Employment Agreement dated October 1, 2004 between the Company and Raymond Yang Lei (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.5	Employment Termination Agreement dated February 24, 2006 between the Company and Raymond Yang Lei.

4.6	Employment Agreement dated October 1, 2004 between the Company and Michael Guangxin Li (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.7	Employment Termination Agreement dated August 31, 2005 between the Company and Michael Guangxin Li.

4.8	Employment Agreement dated April 3, 2006 between the Company and Michael Guangxin Li.

4.9	Employment Agreement dated October 1, 2004 between the Company and Ye Xin (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

Exhibit
Number	Document
4.10	Employment Termination Agreement dated March 20, 2006 between the Company and Ye Xin.

4.11	Employment Agreement dated May 2, 2005 between the Company and Colin Sung (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.12	Employment Separation Agreement dated May 23, 2005 between the Company and Mark Begert (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.13	Summary of Key Terms in the Monternet(TM) SMS Cooperation Agreement dated June 18, 2003 between Shanghai Weilan Computer Co., Ltd. and Jiangsu Mobile Communication Co., Ltd. (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.14	Cooperation Agreement dated June 3, 2003 between Shanghai Linktone Consulting Co., Ltd. and Satellite Television Asian Region Limited (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.15	Mobile License Agreement dated May 1, 2003 between Shanghai Linktone Consulting Co., Ltd., Shanghai Weilan Computer Co., Ltd. and Turner Broadcasting System Asia Pacific, Inc. (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.16	Translation of Copyright License Agreement dated September 1, 2005 between Shanghai Weilan Computer Co., Ltd. and Shanghai Yide Networking Co., Ltd.

4.17	Translation of Sales Agreement in Relation to True Tone, Ringback Tone and IVR dated April 11, 2005 between Shanghai Huitong Information Co., Ltd. and Sony BMG Music Entertainment (Hong Kong) Ltd. (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.18	Finder’s Fee Agreement for Licensing dated August 26, 2004 between Shanghai Linktone Consulting Co., Ltd. and Mitsubishi Corporation (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.19	Cooperation Agreement dated January 1, 2005 between Shanghai Huitong Information Co., Ltd. and Mitsubishi Corporation (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

Exhibit
Number	Document
4.20	Translation of Exclusive Technical Consulting and Services Agreement dated as of November 27, 2003 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.21	Translation of Exclusive Technical Consulting and Services Agreement dated as of November 27, 2003 between Shanghai Huitong Information Co., Ltd. and Shanghai Unilink Computer Co., Ltd. (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.22	Translation of Loan Agreement dated as of November 27, 2003 between the Company and Hu Ankai (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.23	Translation of Loan Agreement dated as of November 27, 2003 between the Company and Li Dong (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.24	Translation of Loan Agreement dated as of August 25, 2004 between the Company and Wei Long (incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.25	Translation of Loan Agreement dated as of August 25, 2004 between the Company and Jing Wang (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.26	Translation of Equity Interests Pledge Agreement dated November 27, 2003 between Shanghai Linktone Consulting Co., Ltd. and Hu Ankai (incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.27	Translation of Equity Interests Pledge Agreement dated November 27, 2003 between Shanghai Linktone Consulting Co., Ltd. and Li Dong (incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.28	Translation of Equity Interests Pledge Agreement dated August 25, 2004 between Shanghai Huitong Information Co., Ltd. and Wei Long (incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.29	Translation of Equity Interests Pledge Agreement dated August 25, 2004 between Shanghai Huitong Information Co., Ltd. and Jing Wang (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

Exhibit
Number	Document
4.30	Translation of Contract Relating to the Exclusive Purchase Right of an Equity Interest dated as of November 27, 2003 among the Company, Hu Ankai and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 10.25 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.31	Translation of Contract Relating to the Exclusive Purchase Right of an Equity Interest dated as of November 27, 2003 among the Company, Li Dong and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 10.26 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.32	Translation of Contract Relating to the Exclusive Purchase Right of Equity Interest dated as of August 25, 2004 among the Company, Wei Long and Shanghai Unilink Company Ltd. (incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.33	Translation of Contract Relating to the Exclusive Purchase Right of Equity Interest dated as of August 25, 2004 among the Company, Jing Wang and Shanghai Unilink Company Ltd. (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.34	Translation of Operating Agreement dated November 27, 2003 among Shanghai Linktone Consulting Co., Ltd., Shanghai Weilan Computer Co., Ltd., Hu Ankai and Li Dong (incorporated by reference to Exhibit 10.30 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.35	Translation of Operating Agreement dated August 25, 2004 among Shanghai Huitong Information Co., Ltd., Jing Wang, Wei Long, and Shanghai Unilink Computer Co., Ltd. (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.36	Translation of Domain Name License Agreement dated as of November 27, 2003 between the Company and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 10.32 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.37	Translation of Domain Name License Agreement dated as of November 27, 2003 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Unilink Computer Co., Ltd. (incorporated in by reference to Exhibit 10.33 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

Exhibit
Number	Document
4.38	Translation of Domain Name Assignment Agreement dated as of November 27, 2003 between Shanghai Weilan Computer Co., Ltd. and Shanghai Linktone Consulting Co., Ltd. (incorporated by reference to Exhibit 10.34 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.39	Translation of Domain Name License Agreement dated as of November 27, 2003 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 10.35 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.40	Translation of Trademark License Agreement dated as of November 27, 2003 between the Company and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 10.36 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.41	Translation of Trademark License Agreement dated as of November 27, 2003 between the Company and Shanghai Unilink Computer Co., Ltd. (incorporated by reference to Exhibit 10.37 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.42	Translation of Power of Attorney dated November 27, 2003 granted by Hu Ankai (incorporated by reference to Exhibit 10.39 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.43	Translation of Power of Attorney dated November 27, 2003 granted by Li Dong (incorporated by reference to Exhibit 10.40 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.44	Translation of Power of Attorney dated August 25, 2004 granted by Wei Long (incorporated by reference to Exhibit 4.42 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.45	Translation of Power of Attorney dated August 25, 2004 granted by Jing Wang (incorporated by reference to Exhibit 4.43 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.46	Translation of Service Agreement dated January 16, 2002 between the Company and Hu Ankai (incorporated by reference to Exhibit 10.44 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.47	Translation of Service Agreement dated January 16, 2002 between the Company and Li Dong (incorporated by reference to Exhibit 10.45 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

Exhibit
Number	Document
4.48	Translation of Lease Agreement, effective March 22, 2004, between Shanghai Linktone Consulting Co., Ltd. and Shanghai Allianz Investment and Development Company (incorporated by reference to Exhibit 4.46 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.49	Summary of Lease Agreement, effective September 7, 2005, between Shanghai Linktone Consulting Co., Ltd. and Beijing Sunbase Real Estate Ltd.

4.50	Translation of Monternet(TM) MMS Cooperation Agreement dated June 25, 2003 between Shanghai Weilan Computer Co. Ltd. and China Mobile Communications Corporation (incorporated by reference to Exhibit 10.64 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on March 1, 2004).

4.51	Summary of Key Terms in SMS Cooperation Agreement dated January 16, 2004 between Guangdong Mobile Communications Corporation and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 10.65 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.52	Translation of Mobile Value-added Service Cooperation Agreement dated March 31, 2005 between Shanghai Weilan Computer Co., Ltd. and China United Telecommunications Corporation (incorporated by reference to Exhibit 4.50 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.53	Translation of Music Copyright License Agreement, effective January 1, 2004, among Speedline Enterprise Limited, Shanghai Linktone Consulting Co., Ltd. and its affiliate, and Shanghai BigIn Digital Technology Co., Ltd. (incorporated by reference to Exhibit 10.68 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.54	Licensing Contract for Ringtones dated December 6, 2004, between Shanghai Linktone Consulting Co., Ltd. and BMG Music Publishing Hong Kong Ltd. (incorporated by reference to Exhibit 4.54 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.55	Translation of Mobile Ringback Tone Contract dated January 18, 2005, between Shanghai Linktone Consulting Co., Ltd. and EMI Music (China) (incorporated by reference to Exhibit 4.55 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.56	Share Purchase Agreement, dated April 22, 2005, by and among Linktone Ltd., Linktone Information Technology Co., Ltd., Mingji Guan, Shubing Zheng, Crown River Enterprises Ltd., Yuanhang Wang, Dong Li, Brilliant Concept Investments Ltd., Wangyou Digital Science & Technology (Shenzhen) Co., Ltd. and Shenzhen Yuanhang Science and Technology Co., Ltd. (incorporated by reference to Exhibit 99.1 to the Company’s Report of Foreign Issuer on Form 6-K as filed with the Securities and Exchange Commission on May 24, 2005).

Exhibit
Number	Document
4.57	Equity Transfer Agreement, dated April 22, 2005, by and among Mingji Guan, Shubing Zheng, Yuanhang Wang and Dong Li (incorporated by reference to Exhibit 99.2 to the Company’s Report of Foreign Issuer on Form 6-K as filed with the Securities and Exchange Commission on May 24, 2005).

4.58	Instrument of Transfer, dated May 13, 2005, by and among Crown River Enterprises Ltd. and Linktone Ltd. (incorporated by reference to Exhibit 99.3 to the Company’s Report of Foreign Issuer on Form 6-K as filed with the Securities and Exchange Commission on May 24, 2005).

4.59	Translation of Software License Agreement dated January 1, 2005 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Company Limited (Short Message Platform System Software).

4.60	Translation of Software License Agreement dated January 1, 2005 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (Database Software).

4.61	Translation of Software License Agreement dated September 1, 2003 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (PETS Cellphone Games Software V1.0) (incorporated by reference to Exhibit 4.61 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.62	Translation of Supplemental Agreement, dated July 1, 2005, to the Software License Agreement dated September 1, 2003 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (PETS Cellphone Games Software V1.0).

4.63	Translation of Software License Agreement dated January 1, 2004 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (Photos and Tones Cellphone Software V1.0) (incorporated by reference to Exhibit 4.62 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.64	Translation of Supplemental Agreement, dated July 1, 2005, to the Software License Agreement dated January 1, 2004 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (Photos and Tones Cellphone Software V1.0).

4.65	Translation of Software License Agreement dated January 12, 2005 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (RBT Software V1.0).

4.66	Translation of Supplemental Agreement, dated July 1, 2005, to the Software License Agreement dated January 12, 2005 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (RBT Software V1.0).

4.67	Translation of Software License Agreement dated January 12, 2005 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (MMS Software V1.0).

Exhibit
Number	Document
4.68	Translation of Supplemental Agreement, dated July 1, 2005, to the Software License Agreement dated January 12, 2005 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (MMS Software V1.0).

4.69	Translation of Software License Agreement dated January 12, 2005 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (IVR Software V1.0).

4.70	Translation of Supplemental Agreement, dated July 1, 2005, to the Software License Agreement dated January 12, 2005 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (IVR Software V1.0).

4.71	Translation of Exclusive Consulting and Service Agreement dated January 1, 2005 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd.

4.72	Translation of Exclusive Consulting and Service Agreement dated July 1, 2005 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd.

4.73	Mobile Value-added Service Business Cooperation Agreement, between China Unicom and Shanghai Unilink, dated as of May 18, 2005.

4.74	Translation of Loan Agreement dated as of June 1, 2005 between the Company and Yuan Jinhua.

4.75	Translation of Loan Agreement dated as of June 1, 2005 between the Company and Zhao Teng.

4.76	Translation of Equity Interests Pledge Agreement dated June 1, 2005 between Shanghai Huitong Information Co., Ltd. and Yuan Jinhua.

4.77	Translation of Equity Interests Pledge Agreement dated June 1, 2005 between Shanghai Huitong Information Co., Ltd. and Zhao Teng.

4.78	Translation of Contract Relating to the Exclusive Purchase Right of an Equity Interest dated as of June 1, 2005 among the Company, Yuan Jinhua and Hainan Zhong Tong Computer Co., Ltd.

4.79	Translation of Contract Relating to the Exclusive Purchase Right of an Equity Interest dated as of June 1, 2005 among the Company, Zhao Teng and Hainan Zhong Tong Computer Co., Ltd.

4.80	Translation of Exclusive Consulting and Service Agreement dated June 1, 2005 between Shanghai Huitong Information Co., Ltd. and Hainan Zhong Tong Computer Co., Ltd.

4.81	Equity Transfer Agreement, dated June 15, 2005, by and among Shanghai Weilan Computer Co., Ltd., Yuan Jinhua, Zhao Teng, Jing Shengmei, Zhao Huiping, Chen Huawei and Huang Chang in relation to Hainan Zhong Tong Computer Co., Ltd.

4.82	Translation of Operating Agreement dated June 1, 2005 among Shanghai Huitong Information Co., Ltd., Hainan Zhong Tong Computer Co., Ltd., Yuan Jinhua and Zhao Teng.

Exhibit
Number	Document
8.1	Significant Subsidiaries.

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm.

15.2	Consent of Maples and Calder.

15.3	Consent of Fangda Partners.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LINKTONE LTD.

By:	/s/ Colin Sung

Colin Sung
Chief Financial Officer

Date: June 30, 2006

LINKTONE LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
LINKTONE LTD.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Linktone Ltd. (“the Company”) and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in note 2 to the consolidated financial statements, the Company has restated its 2004 consolidated financial statements.
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, People’s Republic of China
April 11, 2006

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)

		As of December 31,
	Note	2004	2005
		(Restated)
Assets
Current assets:
Cash and cash equivalents	8	$63,413,629	$36,252,678
Short term investments	9	14,860,365	41,580,530
Accounts receivable, net	10	10,445,535	15,945,662
Tax refund receivable	11	2,597,167	2,131,128
Deposits and other receivables	12	2,900,433	5,136,949
Deferred tax assets	20	416,632	811,014

Total current assets		94,633,761	101,857,961
Property and equipment, net	15	2,527,813	3,565,446
Intangible assets	16	—	2,234,185
Goodwill	7	—	10,171,219
Other long term assets		282,784	—
Deferred tax assets	20	763,597	1,051,469

Total assets		$98,207,955	$118,880,280

Liabilities and shareholders’ equity
Current liabilities:
Taxes payable	17	$5,078,967	$5,898,782
Accrued liabilities and other payables	18	4,181,346	11,886,705
Due to related parties		13,792	—
Deferred revenue		—	93,327
Deferred tax liabilities	20	1,115,351	881,279

Total current liabilities		10,389,456	18,760,093

Long term liabilities
Other long term liabilities		149,411	30,276

Total liabilities		10,538,867	18,790,369

Commitments and contingencies	24	—	—
Shareholders’ equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 253,772,990 and 257,317,900 shares issued and outstanding as of December 31, 2004 and December 31, 2005)	6	25,377	25,732
Additional paid-in capital	6, 22	78,345,352	78,674,885
Deferred stock-based compensation	2, 23	(1,227,018)	—
Statutory reserves	19	1,531,760	2,007,776
Accumulated other comprehensive (loss)/income		(64,825)	726,837
Retained earnings		9,058,442	18,654,681

Total shareholders’ equity		87,669,088	100,089,911

Total liabilities and shareholders’ equity		$98,207,955	$118,880,280

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except per share data)

		For the year ended December 31,
	Note	2003	2004	2005
			(Restated)
Gross revenues	13	$16,601,492	$50,318,744	$73,608,603
Business tax		(1,115,822)	(2,235,044)	(3,121,347)

Net revenues		15,485,670	48,083,700	70,487,256
Cost of services		(5,819,391)	(15,305,416)	(26,483,694)

Gross profit		9,666,279	32,778,284	44,003,562

Operating expenses:
Product development		(748,209)	(2,807,720)	(6,229,976)
Selling and marketing		(2,144,540)	(8,794,568)	(14,719,763)
Stock-based compensation *	2, 23	(1,119,529)	(3,464,807)	(2,012,425)
Other general and administrative		(2,070,141)	(6,809,947)	(9,774,570)

Total operating expenses		(6,082,419)	(21,877,042)	(32,736,734)

Income from operations		3,583,860	10,901,242	11,266,828
Interest income		32,223	815,447	1,965,801
Other income, net		—	346,652	720,763

Income before tax		3,616,083	12,063,341	13,953,392
Income tax expense	20	—	(997,307)	(1,504,329)

Net income		3,616,083	11,066,034	12,449,063
Accretion on Series B convertible redeemable preferred shares		(143,936)	(28,206)	—
Amount allocated to participating preferred shareholders		(1,769,080)	(794,307)	—

Net income attributable to ordinary shareholders		$1,703,067	$10,243,521	$12,449,063

Other comprehensive income/(loss)		457	(64,414)	791,662

Comprehensive income		$3,616,540	$11,001,620	$13,240,725

Earning per share:	25
Basic		$0.02	$0.05	$0.05

Diluted		$0.02	$0.04	$0.05

Weighted average ordinary shares:
Basic		97,390,000	224,569,476	257,020,040

Diluted		109,556,852	248,081,126	275,385,579

*	Stock-based compensation is a component of general and administrative expenses.
The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)
(In U.S. dollars, except share data)

							Accumulated	Retained
			Additional		Deferred		other	earnings/	Total
	Ordinary shares		paid-in	Convertible	stock based	Statutory	comprehensive	(Accumulated	shareholders’
	Shares	Amount	capital	preferred shares	compensation	reserves	income/(loss)	Deficit)	equity/(deficit)
Balance as of December 31, 2002	97,390,000	$9,739	$—	$3,525,388	$—	$—	$(868)	$(3,919,773)	$(385,514)
Accretion of Series B redeemable convertible preferred shares	—	—	—	—	—	—	—	(143,936)	(143,936)
Deferred stock-based compensation	—	—	5,811,354	—	(4,691,825)	—	—	—	1,119,529

Other comprehensive income:
Translation adjustments	—	—	—	—	—	—	457	—	457

Net income	—	—	—	—	—	—	—	3,616,083	3,616,083
Appropriations to statutory reserves	—	—	—	—	—	500,000	—	(500,000)	—

Balance as of December 31, 2003	97,390,000	9,739	5,811,354	3,525,388	(4,691,825)	500,000	(411)	(947,626)	4,206,619
Issuance of ordinary shares in initial public offering	51,500,000	5,150	67,046,483	—	—	—	—	—	67,051,633
Costs of initial public offering	—	—	(1,941,409)	—	—	—	—	—	(1,941,409)

Conversion of redeemable preferred shares to ordinary shares	41,294,500	4,129	3,579,539	—	—	—	—	—	3,583,668
Conversion of convertible preferred shares to ordinary shares	59,870,500	5,987	3,519,401	(3,525,388)	—	—	—	—	—
Issuance of ordinary shares from exercise of stock option	3,717,990	372	301,778	—	—	—	—	—	302,150
Accretion of series B redeemable convertible preferred shares	—	—	28,206	—	—	—	—	(28,206)	—
Deferred stock–based compensation (Restated)	—	—	—	—	3,464,807	—	—	—	3,464,807
Other comprehensive income:
Translation adjustment	—	—	—	—	—	—	264	—	264

Unrealized loss on investments in marketable securities	—	—	—	—	—	—	(64,678)	—	(64,678)
Net income (Restated)	—	—	—	—	—	—	—	11,066,034	11,066,034

Appropriation to Statutory reserves	—	—	—	—	—	1,031,760	—	(1,031,760)	—

Balance as of December 31, 2004 (Restated)	253,772,990	$25,377	$78,345,352	$—	$(1,227,018)	$1,531,760	$(64,825)	$9,058,442	$87,669,088

Issuance of ordinary shares from exercise of stock options	6,924,910	693	568,777	—	—	—	—	—	569,470
Retirement of shares from stock repurchase	(3,380,000)	(338)	(1,024,651)	—	—	—	—	(2,376,808)	(3,401,797)
Deferred stock–based compensation	—	—	785,407	—	1,227,018	—	—	—	2,012,425

Other comprehensive income:
Translation adjustment	—	—	—	—	—	—	823,301	—	823,301

Unrealized loss on investments in marketable securities	—	—	—	—	—	—	(31,639)	—	(31,639)
Net income	—	—	—	—	—	—	—	12,449,063	12,449,063

Appropriation to Statutory reserves	—	—	—	—	—	476,016	—	(476,016)	—

Balance as of December 31, 2005	257,317,900	$25,732	$78,674,885	$—	$—	$2,007,776	$726,837	$18,654,681	$100,089,911

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	For the year ended December 31,
	2003	2004	2005
		(Restated)
Cash flow from operating activities
Net income	$3,616,083	$11,066,034	$12,449,063
Adjustments to reconcile net income to net cash provided by operating activities:
Stock compensation costs	1,119,529	3,464,807	2,012,425
Loss on disposal of fixed assets	—	49,064	—
Depreciation	90,856	429,516	1,419,609
Amortization of intangible assets	—	—	760,299
Provision for bad debts	161,478	176,813	(190,054)
Deferred income tax benefits	—	(64,878)	(914,668)
Loss on foreign exchange	—	—	36,415
Gain on short term investments	—	(81,094)	(1,060,041)
Changes in assets and liabilities net of effect of acquisitions and disposals:
Accounts receivable	(2,690,310)	(7,529,729)	(4,550,229)
Tax refund receivable	—	(2,597,167)	532,431
Deposits and other receivables	(429,087)	(1,198,857)	(561,247)
Taxes payable	704,645	4,092,219	689,980
Accrued liabilities and other payables	307,552	1,847,399	(1,047,894)
Due to related parties	5	—	(14,145)

Net cash provided by operating activities	2,880,751	9,654,127	9,561,944

Cash flow from investing activities
Purchase of property and equipment	(304,380)	(2,422,079)	(1,967,541)
Purchase of intangible assets	—	—	(306,050)
Proceeds from sale of short term investments	—	22,181	27,001,194
Cash paid for short term investments	—	(14,866,131)	(52,692,957)
Cash paid for business acquisitions, net off cash acquired	—	—	(5,459,324)
Cash paid for convertible loans	—	—	(581,782)
Cash paid to staff for business acquisitions	—	—	(433,694)

Net cash used in investing activities	(304,380)	(17,266,029)	(34,440,154)

Cash flow from financing activities:
Proceeds from initial public offering, net of issuance costs paid	—	65,110,224	—
Proceeds from the exercise of stock options	—	302,150	569,470
Cash paid for repurchase of stock	—	—	(3,401,797)

Net cash provided by financing activities	—	65,412,374	(2,832,327)

Effect of exchange rate change on cash	457	264	549,586
Net (decrease)/increase in cash and cash equivalents	2,576,828	57,800,736	(27,160,951)
Cash and cash equivalents, beginning of year	3,036,065	5,612,893	63,413,629

Cash and cash equivalents, end of year	$5,612,893	$63,413,629	$36,252,678

Supplemental disclosures of cash flow information
Cash paid during the year for:
Cash paid for business and other taxes on revenues	$681,161	$1,224,397	$8,800,560
Cash received for value added tax refund	—	—	4,960,196
Cash paid for income tax	—	518,262	607,940
Cash paid for interest	—	—	—
The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar, unless otherwise stated)
1 Organization and Nature of Operations
     Linktone Ltd. (“Linktone” or the “Company”), a Cayman Islands Corporation, is a provider of wireless media, entertainment and communication services or wireless value added services (“WVAS”) to mobile phone users in the People’s Republic of China (“PRC”). The Company specializes in the development, aggregation, marketing and distribution of consumer wireless applications for access by mobile phone users in the PRC.
     The accompanying consolidated financial statements include the results of operations of the Company, its subsidiaries, Shanghai Linktone Consulting Co., Ltd. (“Linktone Consulting”), Shanghai Huitong Information Co., Ltd. (“Huitong”), Shanghai Linktone Internet Technology Co., Ltd. (“Linktone Internet”), Shanghai Linktone Software Co., Ltd. (“Linktone Software”), Brilliant Concept Investment Ltd. (“Brilliant”) and Wang You Digital Technology Co., Ltd. (“Wang You”), and variable interest entities (“VIE” or “VIEs”) for which the Company is the primary beneficiary. Brilliant and Wang You were acquired by the Company in May 2005 (note 7). The Company and its subsidiaries and consolidated VIEs (see below) are collectively referred to as the “Group”.
     The business in which the Group is engaged is subject to a number of industry-specific risk factors, including, but not limited to, dependence on mobile and fixed line network operators, rapid development of the market, large number of competitors, and evolving regulatory environment.
     To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide value-added telecommunications services, which includes wireless value-added services and Internet content services, the Company conducts substantially all of its operations via its VIEs. These VIEs are wholly owned by certain shareholders or employees of the Company. The capital and additional payments to the selling shareholders are funded by the Company and recorded as interest-free loans to these PRC shareholders and employees. The portion of the loans for capital injection was eliminated with the capital of the VIEs during consolidation.
     Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to the Company’s subsidiaries in the PRC when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs are assigned to the Company and the Company has the right to appoint all directors and senior management personnel of the VIEs. As of December 31, 2005, the Company entered into exclusive technical service and software licensing agreements with Shanghai Weilan Computer Co., Ltd. (“Weilan”) and Shanghai Unilink Computer Co., Ltd. (“Unilink”) under which the Company provides technical and other services and software products to these VIEs in exchange for substantially all net income of the VIEs. In addition, employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the fees for technical and other services and use of software due to the Company. The amounts of interest-free loans to the employee shareholders of VIEs listed below as of December 31, 2004 and December 31, 2005 were $1.8 million and $8.4 million respectively.
     The following is a summary of the VIEs of the Company:
●	Weilan, a PRC company controlled through contractual agreements. Weilan was registered on December 2, 1999 and is 50.0% owned by each of the two of our shareholders, Ankai Hu and Dong Li. As of December 31, 2004 and 2005, total interest free loans to shareholders amounted to $0.6 million.

●	Unilink, a PRC company controlled through contractual agreements. Unilink was registered in June 2003 and is 50.0% owned by our former Vice President of Product Development, Jing Wang and 50% owned by our former Vice President of Business Development, Wei Long. Their ownerships are in the process of being transferred to our Financial Controller Jinhua Yuan and our Human Resource manager Rong Zhang. As of December 31, 2004 and 2005, total interest free loans to shareholders amounted to $1.2 million.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar, unless otherwise stated)
●	Shenzhen Yuan Hang Technology Co., Ltd. (“Yuan Hang”), a PRC company controlled through contractual agreements. Yuan Hang was registered in June 2001 and acquired by the Company in May 2005 (note 7). Yuan Hang is 50% owned by our Vice president of Business Development, Yan Ma, and our Financial Controller, Jinhua Yuan. As of December 31, 2005, total interest free loans to shareholders amounted to $0.6 million.

●	Beijing Cosmos Digital Technology Co., Ltd. (“Cosmos”), a PRC company controlled through contractual agreements. Cosmos was registered in May 2003 and acquired by the Company in June 2005 (note 7). Cosmos is 50% owned by our Human Resource manager Rong Zhang and Product Development Manager Teng Zhao. As of December 31, 2005, total interest free loans to shareholders amounted to $1.7 million.

●	Hainan Zhong Tong Computer Network Co., Ltd.(“Zhong Tong”), a PRC company controlled through contractual agreements. Zhong Tong was registered in October 2000, and acquired by the Company in June 2005 (note 7). Zhong Tong is 50.0% owned by our Finance Controller, Jinhua Yuan and our Product Development Manager, Teng Zhao. As of December 31, 2005, total interest free loans to shareholders amounted to $1.7 million.

●	Beijing Lian Fei Wireless Communication Technology Co., Ltd.(“Lian Fei”), a PRC company controlled through contractual agreements. Lian Fei was registered in June 2002, and acquired by the Company in June 2005 (note 7). Lian Fei is 50% owned by our Vice president of Business Development, Yan Ma, and our Human Resource manager, Rong Zhang. As of December 31, 2005, total interest free loans to shareholders amounted to $1.7 million.

●	Shanghai Qimingxing E-commerce Co., Ltd. (“Qimingxing”), a PRC company controlled through contractual agreements. Qimingxing was registered in February 2000, and acquired by the Company in August 2005 (note 7). Qimingxing is 50% owned by our Financial Controller, Jinhua Yuan and our Technical senior manager, Xingyong Ding. As of December 31, 2005, total interest free loans to shareholders amounted to $0.9 million.
     All the above VIEs are engaged in the business of providing WVAS to mobile phone users in China via third party operators except Yuan Hang, which is engaged in providing online gaming services in China.
2 Restatement of 2004 Consolidated Financial Statements
     The Company has restated its consolidated financial statements for the year ended December 31, 2004 (“the Restatement”). The determination to restate these consolidated financial statements was made by our management in consultation with the Audit Committee of the Board of Directors in February 2006, as a result of an error related to the accounting for stock options. In October 2004, the Company amended certain of its executive officers’ prior stock option grants to provide that if the Company terminates an officer without cause, as defined in the Company’s stock option plans, or if any such officer resigns voluntarily, all or a portion of those options would immediately become fully vested and exercisable at that time. Since upon voluntary termination a portion of those options vest and become immediately exercisable, the Company determined that the full amount of the deferred compensation relating to that portion of the options should have been expensed in the fourth quarter of 2004, when the amendments were effected. The Restatement increases the stock compensation expense for the year ended December 31, 2004 by $1,444,000 and decreases net income before and after tax by $1,444,000, or $0.006 per diluted share and per basic share. This non-cash adjustment does not impact the Company’s cash flow from operating activities.
3 Basis of presentation
     These consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).
     All transactions and balances between the Group’s businesses have been eliminated upon consolidation.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar, unless otherwise stated)
4 Use of estimates
     The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
5 Summary of significant accounting policies
   (a) Basis of consolidation
     The consolidated financial statements include the financial statements of the Company, its subsidiaries, and the VIEs for which the Company is the primary beneficiary. All subsidiaries are wholly-owned by the Company, and the Company does not hold any investments accounted for under the cost or equity method.
     The Company has adopted FASB Interpretation No. 46R (“FIN 46R”), Consolidation of variable interest entities – an interpretation of ARB No. 51, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.
     The Company began to consolidate the operating results of newly acquired subsidiaries and VIEs as follows:
(a)	Brilliant, Wang You and Yuan Hang since June 2005;

(b)	Cosmos, Zhong Tong and Lian Fei since July 2005 and

(c)	Qimingxing since September 2005.
     As of December 31, 2005, the aggregate accumulated profits of all VIEs were approximately $9.4 million and have been reflected in the consolidated financial statements.
  (b) Cash and cash equivalents
     The Group considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are composed primarily of investments in money market accounts stated at costs, plus accrued interest, which approximates fair value.
  (c) Short-term investments
     Short-term marketable securities are classified as available-for-sale and carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income. Management determines the appropriate classification of its short-term investments and re-evaluates such determination at each balance sheet date.
  (d) Accounts receivable
     An allowance for doubtful debts is provided based on an ageing analysis of accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness and industry trend analysis. The Group also makes a specific allowance if there is strong evidence showing that the receivable is likely to be irrecoverable. Accounts receivables in the balance sheet are stated net of such allowance of $338,291 and $148,237 as of December 31, 2004 and 2005.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar, unless otherwise stated)
  (e) Property and equipment, net
     Property and equipment are stated at cost less accumulated depreciation.
     Property and equipment are depreciated over their estimated useful lives on a straight-line basis. As a result of experience, management considered that the original estimates on residual value and useful life of property and equipment require revision. Effective from January 1, 2005, the Group has changed its estimation on residual value and useful life of property and equipment. The estimated residual value has been changed from 10% to zero. The estimated useful lives have been changed as follows:

	Old Estimation	New Estimation
Computer hardware/equipment	60 months	36-60 months
Office equipment	60 months	12-36 months
Leasehold improvements	the shorter of their estimated useful lives or the lease term	the shorter of their estimated useful lives or the lease term
     No retrospective adjustment has been applied in the change of accounting estimation. The changes increased the depreciation expense by $436,934 and reduced the income tax expense by $123,976 for the year ended December 31, 2005.
     Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the relevant assets, and is recognized in the statement of operations.
  (f) Goodwill and intangible assets
     Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries and variable interest entities. The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Intangible Assets” (“SFAS 142”). Under SFAS 142, goodwill is no longer amortized, but tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company assess goodwill for impairment in accordance with SFAS 142. In December of each year, the Company tests impairment of goodwill at the reporting unit level and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit.
     The Company applies the criteria specified in SFAS No. 141 “Business Combinations” (“SFAS 141”) to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Per SFAS 142, intangible assets with definite lives are amortized over their estimated useful life and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 (note 5(g)) “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS 144”). Intangible assets, such as purchased technology, licenses, domain names, partnership, and non-compete agreements, arising from the acquisitions of subsidiaries and variable interest entities are recognized and measured at fair value upon acquisition. Intangible assets are amortized over their estimated average useful lives from one to three years. The Company reviews the amortization methods and estimated useful lives of intangible assets regularly.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar, unless otherwise stated)
  (g) Impairment of long-lived assets and intangible assets
     Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of the long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. The Company recognizes impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. No impairment of long-lived assets and intangible assets was recognized for any of the years presented.
  (h) Revenue and cost of services recognition
     Wireless value added services
     The vast majority of the Group’s revenues are derived from entertainment-oriented wireless value-added services including Short Messaging Services (“SMS”), Multimedia Messaging Services (“MMS”), Wireless Application Protocol (“WAP”), JavaTM (“Java games”), Interactive Voice Response Services (“IVR”) and Ring Back (“RB”) services (IVR and RB, collectively known as “Audio Related Services”) to phone users through various subsidiaries of China Mobile Communications Corporation (“China Mobile”), China United Communications Corporation (“China Unicom”), China Telecom Corporation and China Netcom Corporation (collectively the “Operators”). Fees for these services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered.
     The Group recognizes all revenues in the period in which the services are performed, provided that persuasive evidence of a contractual arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. A substantial portion of the Group’s revenue is recorded based on monthly statements received from provincial level subsidiaries of the Operators. In certain instances, when a statement is not received within a reasonable period of time, the Group is required to make an estimate of the revenues and cost of services earned during the period covered by the statement. On a quarterly basis, the Group evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. For the year ended December 31, 2005, approximately 2% of the Group’s revenues were estimated respectively.
     The Group contracts with the Operators for the transmission of wireless value-added services as well as for billing and collection services. The Group measures its revenues based on the total amount paid by its customers, for which the Operators bill and collect on the Group’s behalf. For this billing and collection services, the Operators retain a fixed percentage fee, which is reflected as a cost of services in the financial statements. In addition, for SMS and MMS services, the Operators charge the Group a network usage fee based on a fixed per message rate multiplied by the excess of messages sent over message received. These network usage fees are likewise retained by the Operators, and are reflected as a cost of services in the financial statements. Network usage fees charged to the Group are reduced for messages received by the Group because the Operators separately charge the sender a fee for these transmissions. The Group has assessed its relationship with the Operators and the terms of the fee arrangement under Emerging Issue Task Force Issue No 99-19, and has concluded that reporting the gross amounts billed to its customers is appropriate.
     The Group licenses content from independent content providers. Certain of these agreements determine the fees payable for content based on a percentage of revenues of the Group generated from the use of the content. The Group records its revenues inclusive of fees to be paid to content providers as the Group acts as the principal in these arrangements.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar, unless otherwise stated)
     Casual Online Games Services
     The Group currently provides its casual online game services through its subsidiaries, Brilliant and Wang You, and VIE, Yuan Hang. The Group receives subscription fees from distributors for the sales of game cards, in either physical or virtual form, with certain number of game points incorporated in the cards. The corresponding revenue is recognized as the game points are consumed by game players in games. Any sold out game cards which are not activated by users and activated points which are not consumed in games constitute deferred revenue.
  (i) Income and other taxes
     The Group accounts for income tax using SFAS No. 109 “Accounting for Income Taxes,” which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred taxes are provided for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax basis of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized. Shanghai Unilink and Qimingxing are currently considered small businesses and are subject to a 2.4% tax on revenues and 4.8% on the difference between revenue and cost of service, as defined for tax purposes.
     The Group is also subject to business taxes (BT) of 3-5% on the provision of taxable services, which includes services provided to customers and in certain instances to the variable interest entities. All business taxes paid are accrued for as a reduction of revenues.
     The Group charges software license fees to the variable interest entities which are subject to value added tax (“VAT”) at 17%. The Group is entitled to a tax refund equivalent to portion of VAT expense in excess of 3%.
  (j) Advertising expenses
     Advertising expenses generally represents the cost of promotions to create or stimulate a positive image of the Group or a desire to buy the Group’s products and services, and are expensed as incurred. Advertising expenses totaled approximately $938,750, $3,441,117 and $6,151,167 during the years ended December 31, 2003, 2004 and 2005, respectively.
  (k) Product development expenses
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

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar, unless otherwise stated)
  (l) Stock-based compensation
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
     Other than the recognition of the full amount of the deferred compensation relating to that portion of the options that would have become vested upon voluntarily termination of certain executive officers as stated in note 2, the stock option amendment in October 2004 (detail stated in note 2) also created a re-measurement under FIN44 “Accounts for Certain Transactions Involving Stock Compensation”. The incremental compensation arising from the re-measurement would be recorded when the event of early terminations occurred or became probable. Our chief operating officer (“COO”) and chief executive officer (“CEO”), resigned on January 3, 2006 and February 24, 2006 respectively (note 26), both officers have stock option plans covered by the amendment mentioned in note 2. As a result, for the year ended December 31, 2005 the Company recorded an incremental compensation expense of $776,411 under APB No.25, measured at the excess of the fair value of the shares at the date of amendment over the original intrinsic value for accelerated options.
     As required by SFAS No. 148, accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123, the following table shows the estimated effect on net income and earnings per share if the Company had applied the fair value recognition provision of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	For the year ended December 31,
	2003	2004	2005
	(Restated)
Net income	$3,616,083	$11,066,034	$12,449,063
Add: Compensation expense for employees under APB No. 25	1,119,529	3,464,807	2,012,425
Less: Compensation expense for employees under fair value based methods	(87,861)	(1,183,519)	(2,653,862)

Pro forma net income	4,647,751	13,347,322	11,807,626
Accretion on Series B convertible redeemable preferred shares	(143,936)	(28,206)	—
Amount allocated to participating preferred shareholders	(2,368,058)	(958,473)	—

Pro forma net income attributable to ordinary shareholders	$2,135,757	$12,360,643	$11,807,626

Basic earning per share
— As reported	$0.02	$0.05	$0.05

— Pro forma	$0.02	$0.06	$0.05

Diluted earning per share
— As reported	$0.02	$0.04	$0.05

— Pro forma	$0.02	$0.05	$0.04

     The Restatement reduces the pro forma net income for the year ended December 31, 2004 by $82,400. The incremental compensation expense under fair value based methods as a result of the acceleration was $1,112,467 for the year ended December 31, 2005.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar, unless otherwise stated)
     We calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model. The following are the assumptions used for each respective period:

	For the year ended December 31,
	2003	2004	2005
Risk-free interest rate (%)	3.19	1.73-3.61	1.73-4.36
Expected life (years)(1)	5	2-5	2-6
Expected dividend yield (%)(2)	—	0	0
Volatility (%)	—	80	60

(1)	In the absence of sufficient historical data in the exercise behavior of our staff, the Company decided for the short term to use the shortcut method which applies the mid point of option life and average vesting period.

(2)	The Company used a 6-year period historical data of similar entities in the industry to estimate expected stock price volatility used in the computation of stock based compensation under the fair value method.
     In December 2004, the FASB issued SFAS No. 123R, Shared Based Payment. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions (employee stock options). The statement requires the measurement of the cost of employee services received in exchange for an award of equity instruments (such as employee stock options) at the fair value on the grant date. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (the requisite service period). Beginning the first quarter of 2006, the Company will adopt the provisions of SFAS No.123R under modified prospective transaction method using the Black-Scholes option pricing model. We estimate the stock option compensating expense related to the unvested options at December 31, 2005 upon adoption of FAS123R to be $2 million to $2.5 million which would be recognized in 2006 and thereafter.
  (m) Foreign currency translation
     The Company’s functional and reporting currency is the U.S. dollar (“US$”). The functional currency of the Company’s operating subsidiaries and consolidated variable interest entities in China is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statement of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the statement of operations. All assets and liabilities of our subsidiaries and consolidated VIEs in China are translated into US$ at the exchange rates in effect at the balance sheet date and revenues and expenses are translated into US$ at the average exchange rates in effect during the reporting periods. The exchange differences resulting from translating the PRC entity financial statements into US$ are included in Accumulated Other Comprehensive Income which is a separate component of shareholders’ equity/(deficit) on the consolidated balance sheets.
  (n) Comprehensive income
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

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar, unless otherwise stated)
  (o) Earnings/(Loss) per share
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
  (p) Segment reporting
     The Group follows SFAS No. 131 “Disclosures about Segment of an Enterprise and Related Information.” The Group operates and manages its wireless value added service business and casual game business as two separate segments. For the year ended 31 December 2005, the casual game business was not material, accounts for 2% of the Group’s total revenue. The Group generates its revenues solely from phone users in China and accordingly, no geographical segments are presented.
6 Preferred shares
     In connection with the reorganization in April of 2001, the Company capitalized 66,172 shares of Series B redeemable convertible preferred share at an assigned value of $274,303 and 336,848 shares of Series A convertible preferred stock at an assigned value of $1,245,200. Simultaneous with the reorganization, the Company issued warrants to purchase 110,287 shares of Series B convertible preferred share with an exercise price of $0.01 per share, which were exercised on May 30, 2001. Subsequent to the reorganization, the Company issued an additional 34,980 shares of Series A preferred share in 2001 for consideration of $9.85 per share, and an additional 3,555 shares of Series A preferred share in 2002 for consideration of $9.84 per share.
     In April 2001, the Company issued 245,203 shares of Series C redeemable convertible preferred share (“Series C”) for consideration of $8.15 per share.
     In July 2001, the Company issued 101,570 shares of Series D convertible preferred share (“Series D”) for consideration of $9.84 per share.
     In February 2002, the Company issued 101,570 shares of Series E redeemable convertible preferred share (“Series E”) for consideration of $9.84 per share.
     Holders of the Company’s preferred stock have various rights and preferences as follows:
  Voting
     Holders of preferred shares have voting rights equal to the voting rights to which the ordinary share then issuable upon conversion of such preferred share are entitled.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar, unless otherwise stated)
  Dividends
     The holder of each preferred share is entitled to participate in dividends, when and if declared by the Board of Directors. No dividends have been declared by the Board of Directors from inception of the Company through December 31, 2003.
  Liquidation
     In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Group, or the sale of all or substantially all of its assets, holders of Series B, C, D and E preferred shareholders, and Icon (a specified holder of Series A preferred share), each as a class, shall receive $1,500,000, $2,000,000, $1,000,000, $999,997 and $750,000, respectively, after which the remaining liquidation proceeds shall be distributed pro rata amongst all the shareholders, including the Series A preferred shareholders other than Icon, in accordance with each shareholders’ respective shareholding percentages, with each preferred share participating as if converted into ordinary shares.
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
7 Business Combinations
     The Group accounts for its business combinations using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separate identifiable tangible assets, and liabilities the Group acquired based on their estimated fair values. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities based on independent appraisal reports as well as its experience with similar assets and liabilities in similar industries. If different judgment or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially affected.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar, unless otherwise stated)
  (a) Acquisition of Brilliant
     In May 2005, the Company completed the acquisition of Brilliant Concept Investments Ltd. (“Brilliant”), a British Virgin Islands limited liability corporation. As a result of such acquisition, Brilliant Group became a wholly-owned subsidiary of Linktone. Brilliant, through its subsidiary Wang You and exclusive contractual arrangements with a local entity, Yuan Hang, is engaged in providing online gaming services in the PRC. Brilliant, its subsidiary and affiliated company are collectively known as Brilliant Group. As a result of acquisition, Yuan Hang became a VIE of Linktone. The primary purposes of the acquisition was to complement and leverage Linktone’s core WVAS business as the Company builds a robust interactive entertainment community.
     The aggregate purchase price is comprised of initial consideration and a contingent consideration calculated on an earn out basis at 65% of 8 times of the Brilliant Group’s net profit for the year 2005. The initial consideration comprised of $3,141,374 cash to selling shareholders and $238,016 legal and professional costs related to the acquisition. As of December 31, 2005, the Company finalized the additional consideration related to the earn out period in the amount of $5,709,644, which was recorded as additional goodwill in the year ended December 31, 2005.
     The total purchase price of $9,089,034 was allocated as follows:

Cash	$379,025
Other current assets	234,170
Fixed assets	97,143
Intangible assets	602,000
Current liabilities	(322,511)
Goodwill	8,099,207

Purchase price	$9,089,034

     Amortizable intangible assets acquired, including customer list, technology, operation license and agreements and non-compete agreements with certain Brilliant’s executives, have an estimated average useful life of approximately one year. The amortization expense of intangible assets for the year ended December 31, 2005 was $387,146. As of December 31, 2005, total goodwill recorded for the Brilliant acquisition was $8,099,207, representing the excess of the total purchase price over the fair value of the net tangible and identifiable intangible assets acquired. Immediately after the closing of the acquisition, the operating results of Brilliant Group were consolidated with those of the Company starting from June 2005.
  (b) Acquisition of Cosmos
     In June 2005, the Company completed the acquisition of Cosmos, a leading privately-held provider of WAP services to China Unicom. As a result of such acquisition, Cosmos became a VIE of Linktone. Cosmos is wholly owned by two employees of Linktone. The primary purposes of the acquisition were to strengthen the Company’s overall WAP service portfolio and development capabilities and increase its share in the 2.5 WVAS market.
     The aggregate purchase price is comprised of an initial consideration and a contingent consideration. The initial consideration is comprised of three elements: (a) $845,768 cash paid to Cosmos for settling the loan owned by the selling shareholders to Cosmos (b) $230,307 cash paid to selling shareholders for the net working capital of Cosmos as of May 31, 2005 and (c) approximately $295,570 in legal and professional costs related to the acquisition. The contingent consideration will be calculated on an earn out basis at approximately 3.8 times of Cosmos’s net profit for the period from May 1, 2005 to April 30, 2006. The contingent consideration is subject to a cap of $3.1 million. The Company has paid $604,120 (note 12) cash to shareholders as part of the advance payment for the contingent consideration. In addition, the Company recorded an acquisition related payable of $897,205 as of December 31,2005.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar, unless otherwise stated)
     The initial purchase price of $1,371,645 was allocated as follows:

Cash	$938,630
Other current assets	358,817
Fixed assets	34,307
Intangible assets	1,243,000
Current liabilities	(408,151)
Goodwill	102,247
Acquisition related payable	(897,205)

Purchase price	$1,371,645

     Amortizable intangible assets acquired, including technology, VASP license and agreements and non-compete agreements with certain Cosmos executives, have an estimated average useful life of approximately 3.3 years. The amortization expense of intangible assets for the year ended December 31, 2005 was $187,627. The prepayment and additional payment after deducting the acquisition related payable will be recorded as goodwill. The operating results of Cosmos were consolidated with those of the Company starting July 1, 2005 after the Company took effective control over the operations of Cosmos.
  (c) Acquisition of Zhong Tong
     In June 2005, the Company completed the acquisition of Zhong Tong, a privately held provider of SMS services to China Mobile. As a result of such acquisition, Zhong Tong became a VIE of Linktone. Zhong Tong is wholly owned by two employees of Linktone. The primary purpose of the acquisition was to provide a separate network access codes for the Company’s specific project.
     The aggregate purchase price was $1,715,923 and comprised of three elements: (a) $730,696 cash to selling shareholders; (b) $966,592 cash paid to Zhong Tong for settling the loan owned by the selling shareholders to Zhong Tong and (c) approximately $18,635 in legal and professional costs related to the acquisition.
     The purchase prices of $1,715,923 was allocated as follows:

Cash	$1,029,137
Other current assets	165,847
Fixed assets	21,057
Intangible assets	230,436
Current liabilities	(227,909)
Goodwill	497,355

Purchase price	$1,715,923

     Amortizable intangible assets acquired, including VASP license and agreements have an estimated average useful life of approximately 3.3 years. The amortization expense of intangible assets for the year ended December 31, 2005 was $34,922. As of December 31, 2005, total goodwill recorded for the Zhong Tong acquisition was $497,355, representing the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. Immediately after the closing of the acquisition, the operating results of Zhong Tong were consolidated with those of the Company starting from July 2005.
  (d) Acquisition of Lian Fei
     In June 2005, the Company completed the acquisition of Lian Fei, a privately held provider of MVAS services to China Mobile. As a result of such acquisition, Lian Fei became a VIE of Linktone. Lian Fei is wholly owned by two employees of Linktone. The primary purpose of the acquisition was to provide a separate network access code in order to increase the Company’s market share in the PRC WVAS market.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar, unless otherwise stated)
     The aggregate purchase price was $2,025,395 and comprised of three elements: (a) $1,472,866 cash to selling shareholders; (b) $543,708 cash paid to Lian Fei for settling the loan owned by the selling shareholders to Lian Fei and (c) approximately $8,821 in legal and professional costs related to the acquisition.
     The purchase prices of $2,025,395 was allocated as follows:

Cash	$601,712
Other current assets	441,994
Intangible assets	283,284
Current liabilities	(286,833)
Goodwill	985,238

Purchase price	$2,025,395

     Amortizable intangible assets acquired, including VASP license and agreements have an estimated average useful life of 3.3 years. The amortization expense of intangible assets for the year ended December 31, 2005 was $43,096. As of December 31, 2005, total goodwill recorded for the Lian Fei acquisition was $985,238, representing the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. Immediately after the closing of the acquisition, the operating results of Lian Fei were consolidated with those of the Company starting from July 2005.
  (e) Acquisition of Qimingxing
     In August 2005, the Company completed the acquisition of Qimingxing, a privately held provider of MVAS services to China Mobile. As a result of such acquisition, Qimingxing became a VIE of Linktone. Qimingxing is wholly owned by two employees of Linktone. The primary purpose of the acquisition was to provide a separate network access code in order to increase it market share in the PRC WVAS market.
     The aggregate purchase price was $1,866,072 and comprised of three elements: (a) $747,052 cash to selling shareholders; (b) $1,110,015 cash payable to Qimingxing for settling the loan owned by the selling shareholders to Qimingxing and (c) approximately $9,005 in legal and professional costs related to the acquisition.
     The purchase prices of $1,866,072 was allocated as follows:

Cash	$1,026
Other current assets	1,154,451
Intangible assets	233,764
Current liabilities	(10,341)
Goodwill	487,172

Purchase price	$1,866,072

     Amortizable intangible assets acquired, including VASP license and agreements have an estimated average useful life of approximately 3.3 years. The amortization expense of intangible assets for the year ended December 31, 2005 was $23,841. As of December 31, 2005, total goodwill recorded for the Qimingxing acquisition was $487,172, representing the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. Immediately after the closing of the acquisition, the operating results of Qimingxing were consolidated with those of the Company starting from September 2005.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar, unless otherwise stated)
     The following table summarizes the goodwill arising from acquisitions:

	Year ended December 31,
	2004	2005
Brilliant	$—	$8,099,207
Cosmos	—	102,247
Zhong Tong	—	497,355
Lian Fei	—	985,238
Qimingxing	—	487,172

Total	$—	$10,171,219

     In accordance with SFAS 142, goodwill is not amortized but is subject to annual impairment assessment. The Company performed impairment tests relating to goodwill arising from the above acquisitions and concluded there were no impairment as to the carrying value of the goodwill as of December 31, 2005.
     Based on an assessment on all the acquired companies’ financial performance made by the Group in 2005, only Brilliant Group is considered material to the Group. The following un-audited pro forma financial information reflects the consolidated results of operations of the Group as if the acquisition of Brilliant Group had taken place on January 1, 2005. The pro forma information includes adjustment for amortization of intangible assets acquired. The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transaction been affected on the assumed date.

(Pro forma)	2005
(unaudited)
Net sales	$73,918,603
Net income	12,306,063
Earning per basic share	0.05
Earning per dilutive share	0.04
     Brilliant Group started to provide online games services from April 2004 and its revenue and expenses for 2004 were not material to the Group. Given the insignificance of Brilliant Group’s financial results in 2004 and the minimal impact of any related purchase adjustments, the management believes the presentation of the un-audited pro forma information with regards to a summary of the results of operations of the Group assuming the acquisition of Brilliant Group had occurred on January 1, 2004 is not necessary.
8 Cash and Cash equivalents

	Year ended December 31,
	2004	2005
Cash	$53,235,397	$24,527,083
Investment in money market accounts	10,178,232	11,725,595

Total	$63,413,629	$36,252,678

     Interest income earned from the above cash and cash equivalents amounted to $734,372 and $1,005,854 for the years ended December 31, 2004 and 2005 respectively.
9 Short term investments
     The investment in marketable debt securities is classified as available for sale securities. The Company invests in these securities with the intent to make such funds readily available for operating or acquisition purposes and accordingly, classifies them as short term investments. All the marketable debt securities are due within one year and the aggregate fair values of these securities as of December 31, 2004 and December 31, 2005 were $14,860,365 and $41,580,530 respectively.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar, unless otherwise stated)
     During the years ended December 31, 2004 and December 31, 2005, the Group recorded $64,678 and $ 96,317 respectively of unrealized losses on its marketable debt securities as a component of comprehensive income. The Company considers that the declines in value are not an other than temporary impairment, because the declines in market value were attributable to changes in interests rates, not credit quality and because the Company has the ability and intent to hold these investments until maturity. Investments in available-for-sale debt securities at fair value were as follows:

	As of December 31, 2004
		Accrued		Estimated fair
	Cost	interest	Unrealized loss	value
Corporate bond and notes	$14,843,949	$81,094	$(64,678)	$14,860,365

	As of December 31, 2005
		Accrued		Estimated fair
	Cost	interest	Unrealized loss	value
Government and government agency bonds	$18,493,880	$262,393	$(21,410)	$18,734,863
Corporate bonds	21,110,705	570,742	(74,907)	21,606,540
Time deposit	1,239,127	—	—	1,239,127

Total	$40,843,712	$833,135	$(96,317)	$41,580,530

10 Accounts receivable, net

	Year ended December 31,
	2004	2005
Accounts receivable	$10,783,826	$16,093,899
Less: Allowance for doubtful accounts	(338,291)	(148,237)

	10,445,535	15,945,662

Movement in allowance for doubtful accounts:
Balance at beginning of year	$(161,478)	$(338,291)
Reverse/ (charge) to expense	(176,813)	190,054

Balance at end of year	$(338,291)	$(148,237)

11 Tax refund receivable

	Year ended December 31,
	2004	2005
Receivable related to invoiced revenue	$1,994,621	$1,361,630
Receivable related to un-invoiced revenue	602,546	769,498

Total	$2,597,167	$2,131,128

     For the years ended December 31, 2004 and December 31, 2005, pursuant to various software license agreements signed between Huitong, Linktone Internet, Weilan and Unilink, Huitong charged Weilan and Unilink a total fee (based on invoiced revenue) of $18.4 million and $26.2 million respectively for the use of its software products. For the year ended December 31, 2005, Linktone Internet charged Weilan and Unilink a total fee (based on invoiced revenue) of $9.8 million for the use of its software products. These fees are subject to a 17% VAT. Under applicable tax regulations, Huitong and Linktone Internet are entitled to a tax refund equivalent to portion if VAT expenses in excess of 3%.
     For the year ended December 31, 2005, Huitong and Linktone Internet paid a total of $5.7 million ($3.4 million relates to year 2004) and $0.6 million respectively for the 17% VAT and received a total of $4.5 million ($2.6 million relates to year 2004) and $0.5 million tax refund respectively, representing the 14% VAT expenses in excess of 3%.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar, unless otherwise stated)
     In addition, as of December 31, 2005 Huitong and Linktone Internet accrued VAT refund receivable and payable of $2.1 million and $2.6 million (note 17) respectively for the remaining software license fees that they earned in 2005 (including $11.4 million relating to revenue invoiced in 2005 and $6.4 million relating to revenue expected to invoice in 2006). Management believes the full amount of $2.1 million is refundable.
12 Deposits and other receivables

	Year ended December 31
	2004	2005
Rental and other deposits	$424,025	$579,899
Staff advances	307,517	833,047
Convertible loan receivable	—	581,782
Prepayments to advertising suppliers, content and other providers	983,853	2,325,879
Prepayments for fixed assets	49,092	—
Prepayment for acquisition of VIE (note 7(b))	—	604,120
Restricted cash	1,123,184	122,868
Others	12,762	89,354

Total	$2,900,433	$5,136,949

     Staff advances include advances to employees for settlement of investment related payables for acquisition of VIEs. The settlement is expected to be made within a year. As of December 31, 2004 and December 31, 2005, such advances amounted to $nil and $433,694 respectively.
     Convertible loan receivable relates to part of the drawdown of an interest free convertible loan totaling $2,555,000, pursuant to senior secured convertible loan agreements, signed with 9 Sky International Ltd. and its related parties, Shanghai Yue Sheng Information Technology Co., Ltd. and Shanghai Yin Zhi Yue Information Technology Co., Ltd. (collectively known as “9 Sky entities”) and the shareholders’ representative of 9 Sky entities on October 12, 2005. These loans are convertible into certain percentage of shares of the 9 Sky entities upon occurrence of certain conditions within six months of October 12, 2005.
     Restricted cash relates mainly to proceeds from exercise of stock options received on behalf of employees. The related liability to employees is recorded in accrued liabilities and other payables (note 18).
13 Components of revenue
     The Group’s revenue comprises SMS, 2.5G services including MMS, WAP and Java games, audio related services including RB and IVR services, and casual games. Gross revenues for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Year ended December 31,
	2003	2004	2005
SMS	$16,539,201	$40,180,566	$46,702,269
Audio related services	—	3,659,007	16,963,773
2.5G services	—	6,449,366	8,300,826
Casual games	—	—	1,374,995
Others	62,291	29,805	266,740

Total revenue	$16,601,492	$50,318,744	$73,608,603

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar, unless otherwise stated)
14 Concentrations
  (a) Dependence on the Operators
     The Group’s revenue is mainly derived from cooperative arrangements with the Operators in Mainland China. The Operators are entitled to a portion of the revenues earned from the transmission of wireless short messages as well as for the billing and collection of service. If the strategic relationship with either the Operators in the PRC is terminated or scaled-back, or if the Operators alter the revenue sharing arrangements, the Group’s wireless value-added service business would be adversely affected.
     Revenues earned from China Mobile for the years ended December 31, 2003, 2004 and 2005 are approximately $14,667,344, $44,313,720 and $62,416,761, representing 88%, 88% and 85% of revenues, respectively.
     Amounts due from China Mobile as of December 31, 2003, 2004 and 2005 amounted to approximately $2,907,553, $9,319,663 and $13,173,196, respectively, representing 82%, 89% and 82% of accounts receivable, respectively.
  (b) Credit risk
     The Group depends on the billing system of the Operators to charge the mobile phone users through mobile phone bills and collect payments from the users on behalf of the Group. The Group generally does not require collateral for its accounts receivable. The Group has not experienced any significant credit losses for any periods presented.
15 Property and equipment

	Year ended December 31,
	2004	2005
Computer hardware/equipment	$1,266,944	$2,983,058
Office equipment	761,170	1,002,484
Leasehold improvements	1,102,338	1,585,997

	3,130,452	5,571,539
Less: Accumulated depreciation	(602,639)	(2,006,093)

Net book value	$2,527,813	$3,565,446

     During the years ended December 31, 2003, 2004 and 2005, the depreciation charges amounted to approximately $90,856, $429,516 and $1,419,609, respectively.
     Upon retirement or disposal of fixed assets, the cost and related amount of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively.
16 Intangible assets

	Year ended December 31,
	2004	2005
Intangible assets from acquisitions	$—	$2,592,484
Others	—	402,000

	—	2,994,484
Less: Accumulated amortization	—	(760,299)

Net book value	$—	$2,234,185

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar, unless otherwise stated)
     The following table summarizes the intangible assets acquired from Brilliant, Cosmos, Zhong Tong, Lian Fei and Qimingxing:
     (i) Brilliant

	As of December 31,
	2004	2005
Technology	$—	$180,000
Customer base	—	28,000
Licenses	—	95,000
Partnership and non-compete agreements	—	299,000

	—	602,000
Less: accumulated amortization	—	(387,146)

Net book value	$—	$214,854

     (ii) Cosmos

	As of December 31,
	2004	2005
Technology	$—	$524,000
Licenses	—	64,000
Partnership and non-compete agreements	—	642,000
Domain names	—	13,000

	—	1,243,000
Less: accumulated amortization	—	(187,627)

Net book value	$—	$1,055,373

     (iii) Zhong Tong

	As of December 31,
	2004	2005
Licenses	$—	$64,400
Partnership and non-compete agreements	—	159,370
Domain names	—	6,666

	—	230,436
Less: accumulated amortization	—	(34,922)

Net book value	$—	$195,514

     (iv) Lian Fei

	As of December 31,
	2004	2005
Licenses	$—	$64,400
Partnership and non-compete agreements	—	206,370
Domain names	—	12,514

	—	283,284
Less: accumulated amortization	—	(43,096)

Net book value	$—	$240,188

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar, unless otherwise stated)
     (v) Qimingxing

	As of December 31,
	2004	2005
Licenses	$—	$64,400
Partnership and non-compete agreements	—	162,680
Domain names	—	6,684

	—	233,764
Less: accumulated amortization	—	(23,841)

Net book value	$—	$209,923

     Based on the current amount of above intangible assets subject to amortization, the Company estimated amortization expense for each of the succeeding three years is $817,646, $602,792 and $495,414 for the years ended December 31, 2006, 2007 and 2008 respectively.
17 Taxes payable

	Year ended December 31,
	2004	2005
Value added taxes	$3,419,283	$2,625,588
Business tax	763,479	501,028
Enterprise income tax	630,667	2,465,238
Other taxes	265,538	306,928

Total	$5,078,967	$5,898,782

18 Accrued liabilities and other payables

	Year ended December 31,
	2004	2005
Payable for acquisition of subsidiary and VIEs	$—	$6,921,973
Accrued liabilities	2,105,266	3,321,904
Accrued payroll	585,538	293,989
Accrued welfare benefits	179,465	382,226
Option proceeds due to staff	929,213	122,868
Payable for purchase of fixed assets	158,168	272,575
Other payables	223,696	571,170

Total	$4,181,346	$11,886,705

19 Mainland China contribution plan and profit appropriation
     Full time employees of the Company and its subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company and its subsidiaries accrue for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits was $188,762, $655,887 and $1,334,964, for the years ended December 31, 2003, 2004 and 2005, respectively.
     The Company is required to make contributions to the plan out of the amounts accrued for medical and pension benefits to relevant local labor bureaus. The contributions for the years ended December 31, 2003, 2004 and 2005 amounted to $150,818, $509,744 and $1,318,296, respectively. The local labor bureaus are responsible for the medical benefits and the pension liability to be paid to these employees. The Company has no further commitments beyond its monthly contribution.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar, unless otherwise stated)
     The Company’s subsidiaries and variable interest entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. Its subsidiaries, in accordance with the laws on Enterprise with Foreign Investment of China, must make appropriations to a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such fund has reached 50% of the company’s registered capital; the other fund appropriations are at the company’s discretion. The Company’s VIEs, in accordance with the China Company Laws, must make appropriations to a (i) statutory reserve fund, (ii) statutory public welfare fund and (iii) discretionary surplus fund. The statutory reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such fund has reached 50% of the company’s registered capital; the statutory public welfare fund requires annual appropriations of at least 5~10% of after-tax profit (as determined under PRC GAAP at each year-end); the other fund appropriation is at the company’s discretion.
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
     In respect of the years ended December 31,2004 and December 31, 2005,the Group had appropriated after-tax profits of $1,031,760 and $476,016 respectively to the statutory reserve and statutory public welfare funds; the Group made no appropriations to the enterprise expansion fund, staff bonus and welfare fund and statutory surplus fund. As of December 31, 2004 and 2005, the Group had appropriated $1,531,760 and $2,007,776 respectively to non-distributable reserve funds.
20 Income Taxes
     Cayman Islands and British Virgin Islands
     Under the current laws of the Cayman Islands and British Virgin Islands, Linktone and Brilliant are not subject to tax on income or capital gain.
     China
     The Company’s subsidiaries and VIEs are subject to Enterprise Income Taxes (“EIT) of the PRC at a statutory rate which comprises national income tax and local income tax.
     The statutory rate varies among the subsidiaries and VIEs as follows:
     Linktone Consulting and Weilan
     The applicable statutory rate is 33% which comprises 30% national income tax and 3% local income tax.
     Zhong Tong and Linktone Software
     Since these entities are located in the economic development zones in coastal cities, they are subject to a preferential statutory rate of 15% which comprises 15% national income tax and the local income tax is nil.
     Huitong and Linktone Internet
     These entities qualify as foreign investment production enterprises and were established in a coastal economic development zone in the old urban district , the applicable tax rate is 27% which comprises 24% national income tax and 3% local income tax. In addition, they are entitled to a two year tax EIT exemption followed by three years with a 50% reduction in the tax rate, commencing from the first profitable year. Huitong was entitled to tax exemption in 2003 and 2004 and was at its first 50% reduction in tax rate year in 2005. Linktone Internet was entitled to its first year of tax exemption in 2005.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar, unless otherwise stated)
     Yuan Hang, Cosmos and Lian Fei
     These entities qualify as high technology enterprises. Lian Fei and Cosmos are entitled to a three year tax exemption followed by three years with a 50% reduction in the tax rate, commencing from the first operating year. Yuan Hang is entitled to a two year exemption followed by three years with a 50% reduction in the tax rate, commencing from the first profitable year. Lian Fei was entitled to tax exemption from 2002 to 2004 and Cosmos was entitled to tax exemption from 2003 to 2005. Lian Fei was at its first 50% reduction tax rate in year 2005. Yuan Hang was entitled to tax exemption in 2004 and 2005.
     Unilink and Qimingxing are currently considered as small businesses and are subject to a tax on revenue instead of income.
     The provision for taxes on income consists of:

	Year ended December 31,
	2003	2004	2005
Current	$—	$(1,062,185)	$(2,420,655)
Deferred	—	64,878	916,326

Total	$—	$(997,307)	$(1,504,329)

  Reconciliation of the difference between statutory tax rate and the effective tax rate:
     The following is a reconciliation between statutory EIT rate and the Group’s effective tax rate:

	Year ended December 31,
	2003	2004	2005
	(Restated)
Statutory EIT rate	33%	33%	33%
Effect of tax holiday	(78)%	(28)%	(25)%
Non-deductible expenses incurred outside the PRC	7%	5%	4%
Non-deductible stock-based compensation	10%	9%	5%
Other non-deductible expenses/non-taxable income	3%	1%	1%
Change in valuation allowance	25%	(8)%	(1)%
Tax differential from statutory rate applicable to the subsidiary	—	(4)%	(5)%
Adjustment to prior year tax provision	—	—	(1)%

Effective EIT rate	—	8%	11%

     The aggregate dollar and per share effect of the tax holiday in 2003, 2004 and 2005 was $2,812,536, $3,785,401 and $3,450,000, $0.03, $0.02 and $0.01 per share, respectively.
     Other non-taxable income consists primarily of income at Unilink and Qimingxing that is subject to a tax on revenue instead of income.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar, unless otherwise stated)
     The Group’s deferred tax assets and deferred tax liabilities at each balance sheet date are as follows:

	Year ended December 31,
	2004	2005
Current deferred tax assets:
Establishment costs	$74,562	$53,176
Intangibles	—	21,074
Accruals and other liabilities	342,070	525,376
Net operating loss carry forwards	—	274,921

	416,632	874,547
Less: Valuation allowance	—	(63,533)

Net current deferred tax assets	$416,632	$811,014

Current deferred tax liabilities:
Accrued income	$1,115,351	$711,147
Intangibles	—	170,132

Net current deferred tax liabilities	$1,115,351	$881,279

Net operating loss carry forwards	$1,214,182	$570,545
Property, plant and equipment	—	243,414
Intangibles	—	100,000
Advertising expenses	—	393,964
Establishment costs	51,851	—

	1,266,033	1,307,923
Valuation allowance	(502,436)	(256,454)

Long-term deferred tax assets	$763,597	$1,051,469

Movement of valuation allowance for deferred tax assets:
Balance at beginning of the year	$(1,433,586)	$(502,436)
Provision for the year	—	—
Recoveries of deferred tax assets	931,150	182,449

Balance at end of the year	$(502,436)	$(319,987)

     Subject to the approval of the relevant tax authorities, Linktone Group had total tax loss carryforwards of approximately $2.8 million as of December 31, 2005 for EIT purposes. Approximately $0.02 million, $0.04 million, $2.3 million, $0.4 million and $0.03 million of such losses will expire in 2006, 2007, 2008, 2009 and 2010 respectively. These tax loss carryforwards give rise to potential deferred tax assets totaling $0.8 million. Under our current tax planning, we expect that Linktone Group will generate enough taxable income and a portion of loss carry forwards will be utilized before expiration. The Group reduced the valuation allowance based on our probability assessment as of December 31, 2005.
21 Financial instruments
     The carrying amount of the Group’s cash and cash equivalents approximates their fair value due to the short maturity of those instruments. The Group’s short-term investments are carried at their fair value. The carrying value of receivables and payables approximated their market values based on their short-term maturities.
22 Capital structure
     Paid-in capital represents the consolidated issued and registered capital of the Group.
     On September 7, 2005, the Company’s shareholders authorized the repurchase of up to $15 million worth of American Depositary Shares or ADSs. The Company entered into an agreement dated December 15, 2005 with its broker to purchase ADSs from the open market based on prices range from $8.0 to $11.25 for an aggregate of no more than 750,000 ADSs or the equivalent of $3.5 million worth of ADSs. These ADSs will be converted to shares, retired and no longer be issued and outstanding.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar, unless otherwise stated)
     As of December 31, 2005, the Company repurchased 338,000 ADS for a total consideration of $3.4 million including brokerage commission and they were in the process of being retired.
23 Stock option plans
     The Board of Directors has approved two stock option plans that provide for the issuance of up to 45,946,024 ordinary shares. The plans provide for the grant to employees of incentive share options within the meaning of Section 422 of the United States Internal Revenue Code and for grants to employees, directors and consultants of non-statutory share options. The plans are administered by the Board of Directors or a committee designated by the Board.

	Year ended December 31,
	2003		2004		2005
		Weighted		Weighted		Weighted
		average		average		average
	Options	exercise	Options	exercise	Options	exercise
	outstanding	price	outstanding	price	Outstanding	price
Outstanding at beginning of period	14,668,900	$0.08	31,900,300	$0.10	35,235,090	$0.30
Granted	21,338,100	$0.11	9,639,900	$1.07	8,380,500	$0.78
Exercised	—	—	(3,717,990)	$0.08	(6,924,910)	$0.08
Forfeited/cancelled	(4,106,700)	$0.08	(2,587,120)	$1.04	(3,852,280)	$0.90

Outstanding at period end	31,900,300	$0.10	35,235,090	$0.30	32,838,400	$0.40

Exercisable and vested at end of period	11,863,700	$0.07	17,448,700	$0.08	22,592,261	$0.19

Weighted average fair value of options granted during period		—		$0.64		$0.46
     The following is additional information relating to options outstanding as of December 31, 2005:

	Options outstanding as at December 31, 2005			Options exercisable as at December 31, 2005
		Weighted average	Weighted		Weighted average	Weighted
		remaining	average		remaining	average
Range of	Options	contractual life	exercise	Number	contractual life	exercise
exercise price	Outstanding	(years)	price	exercisable	(years)	price
$0.05 — $0.10	19,305,300	6.77	0.05	19,303,281	6.77	0.05
$0.74 — $0.995	8,002,830	9.03	0.76	1,097,122	8.04	0.76
$1.02 — $1.10	5,280,500	8.50	1.07	2,035,708	8.17	1.08
$1.37 — $1.40	249,770	8.32	1.38	156,150	8.26	1.39

	32,838,400	7.61	0.40	22,592,261	6.97	0.19

     The Company’s option plans are fixed in nature, so the compensation expense under APB No. 25 has been measured at the excess, if any, of the fair value of the shares of the date of grant over the intrinsic value.
     In connection with the stock options granted during the years ended December 31, 2003, 2004 and 2005, the Company recognized deferred share-based compensation amounted to $5,811,354, $nil and $nil, respectively. These amounts are being amortized over vesting periods of two to three years. Stock-based compensation expense recognized during the years ended December 31, 2003, 2004 and 2005 amounted to $1,119,529, $3,464,807 (as restated) and $2,012,425, respectively.
     As disclosed in notes (2) and (5) (l), the Company has restated its historical consolidated financial statements for 2004 as a result of an error related to the accounting for stock option caused by an amendment to the stock option grants to certain of our executive officers. The restatement increases the stock compensation expense for 2004 by $1,444,000. In connection with the amendment, in 2005, the Company also recorded an incremental compensation expense of $776,411 under APB No. 25 related to the acceleration of vesting that occurred following the resignation of two executive officers in January and February 2006.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar, unless otherwise stated)
24 Commitments and contingencies
  (a) Operating lease commitments
     The Group rented offices under operating lease agreements. The net aggregate minimum future lease payments under non-cancelable operating leases as of December 31, 2005 are as follows:

2006	$1,498,556
2007	716,984
2008	457,074
2009	50,324

$2,722,938

     As of December 31, 2005, the Group had no operating lease commitments beyond February 2009.
     For the year ended December 31, 2003, 2004 and 2005 the Group incurred rental expenses of approximately $177,354, $925,280, and $1,439,903, respectively.
  (b) Other commitments

	Year ended December 31,
	2004	2005
Advertisement agreements with third parties	$1,223,391	$2,384,236

  (c) Mainland Chinese market macro-economic and regulatory and uncertainties
     The Chinese market in which the Group operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to develop its wireless internet business and to provide internet content in the PRC. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place or are unclear regarding in what specific industry segments foreign owned entities, like the Group, may operate. The Group’s legal structure and scope of operations in the PRC could be subject to restrictions which could result in severe limitations on the Group’s ability to conduct business in the PRC, and this could have a material adverse impact on the Group’s financial position, results of operations and cash flows.
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

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar, unless otherwise stated)
25 Earnings per share
     The following table sets forth the computation of basic and diluted net earnings per share for the periods indicated based on the requirements of EITF 03-06:

	Year ended December 31,
	2003	2004	2005
	(Restated)
Numerator:
Net income for the year	$3,616,083	$11,066,034	$12,449,063

Accretion for Series B Redeemable Convertible Preferred Shares	(143,936)	(28,206)	—
Amount allocated to participating preferred shareholders	(1,769,080)	(794,307)	—

Numerator for basic earnings per share	$1,703,067	$10,243,521	$12,449,063

Numerator for diluted earnings per share	$1,703,067	$10,243,521	$12,449,063

Denominator:
Denominator for basic earnings per share — weighted-average ordinary shares outstanding	97,390,000	224,569,476	257,020,040

Effect of dilutive option securities	12,166,852	23,511,650	18,365,539

Denominator for diluted earnings per share	109,556,852	248,081,126	275,385,579

Basic earnings per share	$0.02	$0.05	$0.05

Diluted earnings per share	$0.02	$0.04	$0.05

     Prior to the Company’s IPO in March 2004, the Company’s Preferred Shares were not included in the calculation of diluted earnings per share because of their antidilutive effects.
26 Subsequent events
     On December 20, 2005, the Company entered into definitive agreements to acquire a 51% share of Ojava Overseas Ltd, a British Virgin Islands limited liability Corporation (“Ojava Overseas”), and an 80% share of Beijing Ojava Wuxian Co., Ltd. (“Ojava Wuxian”), a local entity in the PRC with exclusive contractual arrangements with Ojava Overseas. Ojava Overseas and Ojava Wuxian are collectively known as Ojava Group. Ojava Group is a leading mobile game developer and game publisher in the PRC. According to the agreements, the initial payments consist of three elements: (a) $1.8 million cash to shareholders of Ojava Overseas; (b) $1.6 million cash to Ojava Overseas for subscription of additional shares issued and (c) $1 million paid to Ojava Wuxian for settling the loan owned by shareholders to Ojava Wuxian. The Company also has an option to purchase the remaining 49% interest in Ojava Overseas and 20% of interest in Ojava Wuxian based on Ojava’s achievement of agreed performance objectives in 2007 and 2008. The further payment is capped at $7.84 million. The acquisition of 51% share in Ojava Overseas and 80% share in Ojava Wuxian was completed in January 2006.
     The Company’s Chief Operating Officer, Michael Guangxin Li, Chief Executive Officer and Executive Director, Raymond Yang, Chief Technology Officer, Xin Ye resigned on January 3, 2006, February 24, 2006 and February 28, 2006 respectively.
     On February 24, 2006, the Company’s Board of Directors appointed Michael Guangxin Li as a director. On April 3, 2006, the Company’s Board of Directors appointed Michael Guangxin Li as the Company’s Chief Executive Officer.
     The Company launched a cost and restructuring plan in late February as part of its efforts to create a leaner and more efficient organization. The plan has been largely completed in early April 2006.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar, unless otherwise stated)
     On March 27, 2006, the Company and the selling shareholders of Cosmos entered into an agreement to modify the terms of the existing share purchase agreements. According to the new agreement, the contingent consideration of $3.1 million will be paid on the basis of 3.8 times of Cosmos’s net profit for the period of 11 months from May 1, 2005 to March 31, 2006 because 3.8 times of Cosmos’s net profit for the 11 months (12 months according to the existing share purchase agreement) had already reached the $3.1 million cap (note 7(b)).