Form 20-F
period 2006-12-31
LINKTONE LTD
filed 2007-07-13
CIK 1270532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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
American Depositary Shares, each representing 10 ordinary shares, par value US$0.0001 per share,
Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.
NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE

(Title of Class)
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 260,870,490 ordinary shares, par value US$0.0001 per share.
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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Item 12. Description of Securities Other than Equity Securities

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15T. Controls and Procedures
Item 16. Reserved
Item 16A. Audit Committee Financial Expert
Item 16B. Code of Ethics
Item 16C. Principal Accountant Fees and Services
Item 16D. Exemptions from the Listing Standards for Audit Committees
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

PART III

Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits
EX-4.47 COOPERATION CONTRACT DATED SEPTEMBER 13, 2006
EX-4.48 EQUITY INTERESTS PLEDGE AGREEMENT DATED MAY 12, 2006
EX-4.49 EQUITY INTERESTS PLEDGE AGREEMENT DATED OCTOBER 16,2006
EX-4.50 PURCHASE RIGHT OF EQUITY INTEREST DATED MAY 12, 2006
EX-4.51 PURCHASE RIGHT OF EQUITY INTEREST DATED OCTOBER 16, 2006
EX-4.52 LOAN AGREEMENT DATED MAY 12, 2006
EX-4.53 LOAN AGREEMENT DATED OCTOBER 16, 2006
EX-4.54 OPERATING AGREEMENT DATED OCTOBER 16, 2006
EX-4.55 POWER OF ATTORNEY DATED MAY 12, 2006
EX-4.56 POWER OF ATTORNEY DATED OCTOBER 16, 2006
EX-4.57 EQUITY INTEREST PLEDGE AGREEMENT DATED APRIL 1, 2006
EX-4.58 EQUITY INTEREST PLEDGE AGREEMENT DATED NOVEMBER 16, 2006
EX-4.59 PURCHASE RIGHT OF EQUITY INTEREST DATED APRIL 1, 2006
EX-4.60 PURCHASE RIGHT OF EQUITY INTEREST DATED NOVEMBER 16, 2006
EX-4.61 LOAN AGREEMENT DATED APRIL 1, 2006
EX-4.62 LOAN AGREEMENT DATED NOVEMBER 16, 2006
EX-4.63 OPERATING AGREEMENT DATED NOVEMEBER 16, 2006
EX-4.64 POWER OF ATTORNEY DATED APRIL 1, 2006
EX-4.65 POWER OF ATTORNEY DATED APRIL 1, 2006
EX-4.66 COOPERATION AGREEMENT DATED DECEMBER 1, 2005
EX-4.67 COOPERATION AGREEMENT DATED DECEMBER 1, 2006
EX-4.68 BEIJING NETCOM AGREEMENT
EX-4.69 COOPERATION AGREEMENT DATED JUNE 10, 2006
EX-4.70 STOCK PURCHASE AGREEMENT
EX-4.71 ECHINAMOBILE LIMITED STOCKHOLDERS AGREEMENT
EX-4.72 COOPERATION FRAMEWORK AGREEMENT DATED OCTOBER 25, 2006
EX-4.73 ADVERTISEMENT AGENCY AGREEMENT DATED OCTOBER 26, 2006
EX-4.74 AGREEMENT ON VALUE ADDED SERVICES DATED JANUARY 8, 2007
EX-4.75 CONSULTANCY SERVICE AGREEMENT DATED JANUARY 8, 2007
EX-8.1 SIGNIFICANT SUBSIDIARIES
EX-12.1 CERTIFICATION OF CEO BY RULE 13A-14(A)
EX-12.2 CERTIFICATION OF CFO BY RULE 13A-14(A)
EX-13.1 CERTIFICATION OF CEO BY SECTION 1350
EX-13.2 CERTIFICATION OF CFO BY SECTION 1350
EX-15.1 CONSENT OF PRICEWATERHOUSECOOPERS
EX-15.2 CONSENT OF WALKERS
EX-15.3 CONSENT OF JUN HE LAW OFFICES

2

INTRODUCTION
          This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006.
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
PART I
Item 1. Identity of Directors, Senior Management and Advisers
          Not Applicable.
Item 2. Offer Statistics and Expected Timetable
          Not Applicable.
Item 3. Key Information
A. Selected Financial Data
          The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The following data as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 has been derived from our audited consolidated financial statements for those years and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data as of and for the years ended December 31, 2002 and 2003 has also been derived from our audited consolidated financial statements for those years, which are not included in this annual report. Our audited financial statements for the foregoing periods were prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.
     All amounts below are in U.S. dollars, except for share number data.

	As of December 31,
	2002	2003	2004	2005	2006
	(audited)	(audited)	(audited) #	(audited)	(audited)
Statements of Operations Data:
Gross revenues	$4,309,036	$16,601,492	$50,318,744	$73,608,603	$79,841,694
Net revenues	4,068,767	15,485,670	48,083,700	70,487,256	76,536,150
Cost of services	(1,525,146)	(5,819,391)	(15,305,416)	(26,483,694)	(28,982,827)

Gross profit	2,543,621	9,666,279	32,778,284	44,003,562	47,553,323
Operating expenses:
Product development*	(426,872)	(748,209)	(2,807,720)	(6,229,976)	(7,372,074)
Selling and marketing*	(1,171,988)	(2,144,540)	(8,794,568)	(14,719,763)	(22,728,906)
Other general and administrative*	(1,526,724)	(3,189,670)	(10,274,754)	(11,786,995)	(11,789,984)

Total operating expenses	(3,125,584)	(6,082,419)	(21,877,042)	(32,736,734)	(41,890,694)
Income/(loss) from operations	(581,963)	3,583,860	10,901,242	11,266,828	5,662,359
Interest income	46,010	32,223	815,447	1,965,801	1,589,180
Other income	—	—	346,652	720,763	862,830
Income tax expense	—	—	(997,307)	(1,504,329)	(1,267,183)
Minority interest	—	—	—	—	(54,595)

Net income/(loss)	$(535,953)	$3,616,083	$11,066,034	$12,449,063	$6,792,591

Other comprehensive income/(loss)	(84)	457	(64,414)	791,662	1,478,605

Comprehensive income/(loss)	$(536,037)	$3,616,540	$11,001,620	$13,240,725	$8,271,196

Earning/(loss) per share:
Basic	$(0.01)	$0.02	$0.05	$0.05	$0.03

Diluted	$(0.01)	$0.02	$0.04	$0.05	$0.03

Weighted average ordinary shares:
Basic	97,390,000	97,390,000	224,569,476	257,020,040	253,850,193

Diluted	97,390,000	109,556,852	248,081,126	275,385,579	259,529,531

Statements of Cash Flows Data:
Cash flows from:
Operating activities	$(289,525)	$2,880,751	$9,654,127	$9,561,944	$14,123,332
Investing activities	(85,081)	(304,380)	(17,266,029)	(34,440,154)	20,819,864
Financing activities	1,034,979	—	65,412,374	(2,832,327)	(20,670,822)

*	Stock-based compensation was previously recorded as a separate cost item in the statement of operations. In 2006, such costs were reclassified in the same line items as cash compensation paid to the employees, according to the guidance provided under SEC Staff Accounting Bulletin 107, “Share-Based Payments”.

#	We restated our consolidated financial statements for the year ended December 31, 2004 in our annual report on Form 20-F for the year ended December 31, 2005.

	As of December 31,
	2002	2003	2004	2005	2006
	(audited)	(audited)	(audited)	(audited)	(audited)
Balance Sheet Data:
Cash and cash equivalents	$3,036,065	$5,612,893	$63,413,629	$36,252,678	$51,445,086
Short term investments	—	—	14,860,365	41,580,530	1,012,230
Accounts receivable, net	563,787	3,092,619	10,445,535	15,945,662	12,371,700
Property and equipment, net	236,714	450,238	2,527,813	3,565,446	2,852,735
Goodwill, intangible assets and other long term assets	—	—	1,046,381	13,456,873	24,848,843
Tax refund and other receivables	125,213	554,300	5,914,232	8,079,091	5,618,676

Total Assets	$3,961,779	$9,710,050	$98,207,955	$118,880,280	$98,149,270

Total Liabilities	907,560	1,919,762	10,538,867	18,790,369	9,000,427
Total shareholders’ equity/(deficit)	(385,514)	4,206,619	87,669,088	100,089,911	89,148,843

Total liabilities and shareholders’ equity/(deficit)	$3,961,779	$9,710,050	$98,207,955	$118,880,280	$98,149,270

Exchange Rate Information
          Our business is currently conducted in and from China in Renminbi. In this annual report, all references to “Renminbi” and “RMB” are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For reader convenience, this annual report contains translations of some Renminbi or U.S. dollar amounts for 2006 at US$1.00: RMB7.8041, which was the prevailing rate on December 29, 2006. The prevailing rate at June 15, 2007 was US$1.00: RMB7.622. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.
          The following table sets forth the average buying rate for Renminbi expressed as per one U.S. dollar for the years 2002, 2003, 2004, 2005 and 2006.

Year	Renminbi Average(1)
2002	8.2772
2003	8.2771
2004	8.2768
2005	8.1826
2006	7.9579

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.
          The following table sets forth the high and low exchange rates for Renminbi expressed as per one U.S. dollar during the past six months.

Month Ended	High	Low
December 31, 2006	7.8350	7.8041
January 31, 2007	7.8127	7.7705
February 28, 2007	7.7632	7.7410
March 31, 2007	7.7454	7.7232
April 30, 2007	7.7345	7.7090
May 31, 2007	7.7065	7.6463
B. Capitalization and Indebtedness
         Not Applicable.
C. Reasons for the Offer and Use of Proceeds
         Not Applicable.
D. Risk Factors
RISKS RELATED TO OUR COMPANY
Risks Related to Our Contractual Relationships with the Mobile and Fixed Line Operators in China
We depend on the principal mobile and fixed line telecommunication network operators in China for delivery of almost all of our services, and the termination or alteration of our various contracts with any of them or their provincial or local affiliates could materially and adversely impact our business.
          We offer most of our telecom value-added services to consumers through the two principal mobile phone operators in China, China Mobile Communications Corporation, or China Mobile, and China United Telecommunications Corporation, or China Unicom, which service substantially all of China’s approximately 487.4 million mobile phone subscribers. As of April 2007, China Mobile had approximately 321.4 million subscribers, or 66% of the mobile phone service market in China, while China Unicom had approximately 166 million subscribers, or 34% of the mobile phone service market in China. We also offer value-added services through the Personal Handyphone System, or PHS, and Personal Access System, or PAS, limited mobility networks of China Telecom Group, or China Telecom, and China Netcom Corporation Ltd., or China Netcom, which service substantially all of China’s 90.4 million subscribers of PAS and PHS networks, and audio-related services to fixed line customers of China Telecom and China Netcom. Given their dominant market position, our negotiating leverage with China Mobile, China Unicom, China Telecom and China Netcom (collectively referred to as “the operators” in this annual report) is limited. If our various contracts with any of the operators are terminated or adversely altered, it may be impossible to find appropriate replacement operators with the requisite licenses and permits, infrastructure and customer base to offer our services, and our business would be significantly impaired. For 2004, 2005 and 2006, we derived approximately 88.1%, 85.0% and 75.0%, respectively, of our total revenues, including all of our revenues for advanced second generation, or 2.5G, and a significant portion of our revenues for audio-related services, from China Mobile and are, therefore, particularly dependent on that operator.
          Our services are provided pursuant to contracts that we have with the national offices of the operators, as well as several of their provincial and local affiliates. Each of these contracts is non-exclusive, and has a limited term (generally one or two years). We usually renew these contracts or enter into new ones when the prior contracts expire, but on occasion the renewal or new contract can be delayed by periods of one month or more. The terms of these contracts vary, but the operators are generally entitled to terminate them in advance for a variety of reasons or, in some cases, for no reason in their discretion. For example, several of our contracts with the operators can be terminated if:
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
Changes in the policies of the operators and in their enforcement of their policies have resulted in our having to pay additional charges to the operators, and further changes could materially and adversely impact our revenue, profitability and financial condition in the future.
          The operators have a wide range of policies and procedures regarding customer service, quality control and other aspects of the telecom value-added services industry. As the industry has evolved over the last several years, the operators have refined these policies to improve overall service quality. In addition, the operators have unilaterally changed the way such policies have been enforced as applied to third party service providers such as ourselves, and may do so again in the future. We often only become aware of such policy changes when the operators inform us orally or provide us with a monthly statement indicating an additional charge, which in either case can happen months after the operating problem in question arose. Because of this time delay, we cannot always confirm the existence of such problems or correct errors in our systems in a timely manner.
          Beginning in April 2004, acting under the guidance of China’s Ministry of Information Industry, or the MII, the operators began enforcing their customer service policies more rigorously than in the past and initiated steps to improve customer service. For example, the operators have been less willing to permit service providers to engage in broad distributions of short messages (known as SMS) to promote their services, known as “SMS pushes,” which have been used to cross-sell higher-margin services, because of the concern that users may find such messages a nuisance. While we intend to seek approval from the operators to engage in future SMS pushes, we cannot be certain that we will be granted permission to the extent we request, or at all. This rigorous enforcement, including the restrictions on SMS pushes, has resulted in a number of penalties being imposed on participants in the market. These penalties have included precluding such participants from offering certain services over the operators’ networks or from offering new services for a fixed period.
          While we believe the operators’ ongoing focus on compliance and service initiatives will result in a stronger, more orderly market in the long-term, it has also resulted in service and billing suspensions and in our having to pay certain charges due to the occasional contravention of certain of these policies by us. Specifically, we received a notice of sanction from China Mobile in December 2004 for violating its rules relating to the acquisition of users for our wireless application protocol, or WAP, services. As a result, we were not allowed to bill WAP users from January 1, 2005 until October 10, 2005. In addition, China Mobile suspended approval of any new product applications by us for its wireless platforms, including SMS, MMS, WAP, Java™, IVR and ringback, between January 1, 2005 and June 30, 2005. For 2005 and 2006, the amounts of fines were negligible, compared to $0.7 million for 2004.

          In addition, in July 2006, China’s mobile operators introduced significant changes to their operating policies in accordance with policy directives from MII. For example, China Mobile’s new operating policies require that we send double confirmations for new subscriptions and a reminder to existing monthly subscribers of their subscription and fee information, and that inactive users are cancelled. China Unicom also started to require double confirmations on new subscriptions beginning in September 2006. Changes in these policies have, among other things, enabled monthly subscribers to more easily cancel our services and required us to automatically terminate subscription services for our inactive users. These policy changes by the operators negatively affected our revenue from 2G and one of our 2.5G services in 2006.
          Because the operators’ policies are in a state of flux at this time and they are highly sensitive to customer complaints (even if the complaints may not have a bona fide basis), we cannot be certain that our business activities will always be deemed in compliance with those policies despite our efforts to so comply. Accordingly, we may be subject to additional monetary penalties or service suspensions or both, even for conduct which we believed to be permissible. Our relationships with the operators could be adversely affected in the long-term if we are perceived to be providing consistently poor quality services or weak customer service. Any non-compliance with the operators’ policies by us, whether inadvertent or not, could result in a material and adverse effect on our revenue, profitability and financial condition.
Our business could be adversely affected if the operators begin providing their own portfolio of telecom value-added services that compete with our services.
          The principal mobile operators in China currently offer a limited number of specific telecom value-added services, such as personal information management and instant messaging. However, they have not yet developed their own comprehensive portfolio of services. Our business may be adversely affected if any of the operators decides to begin providing its own telecom value-added services to mobile phone users which compete with our services. In that case, we would not only face enhanced competition, but could be partially or fully denied access to their networks.
Our revenue and profitability could be materially and adversely affected if we are required to pay the operators for their share of service fees not paid by customers due to service quality or other problems.
          If a customer refuses to pay for a telecom value-added service due to quality or other problems attributable to the service provider, the operators have generally not required the service provider to pay them for their portion of the service fees that were lost as a result of the customer’s refusal to pay. However, China Unicom’s affiliate in Fujian province and China Mobile’s affiliate in Hubei province require us and other service providers to reimburse them for these amounts in connection with our services provided in those provinces. If any of the operators adopts such a policy in other provinces and we cannot maintain high levels of service quality and customer service, we may have to pay significant amounts of service fees for which we receive no corresponding revenue, which could materially and adversely affect our revenue and profitability.
We depend on the operators to maintain accurate records and to pay us for services we provide.
          We depend on the operators to maintain accurate records of the fees paid by users and to pay us for services we provide. Specifically, the operators provide us with monthly statements that do not provide itemized information regarding which of our services are being paid for. As a result, monthly statements that we have received from the operators cannot be reconciled to our own internal records for the reasons discussed below under the heading “— Because the operators do not supply us with revenue and transmission information on a service-by-service basis, we can only estimate our actual gross revenue and our cost of services by service type, and as a result, which of our services are or may be profitable, all of which make it difficult to analyze the factors affecting our financial performance.” In addition, we have only limited means to independently verify the information provided to us in this regard because we do not have access to the operators’ internal records. Our business and results of operations could be adversely affected if the operators miscalculate the revenue generated from our services and our portion of that revenue.
Our revenues and cost of services are affected by billing and transmission failures which are often beyond our control.
          We do not collect fees for our services from the operators in a number of circumstances, including if:
•	the delivery of our service to a customer is prevented because his or her phone is turned off for an extended period of time, the customer’s prepaid phone card has run out of value or the customer has ceased to be a customer of the applicable operator,

•	the operator experiences technical problems with its network which prevent the delivery of our services to the customer,

•	we experience technical problems with our technology platform that prevents delivery of our services, or

•	the customer refuses to pay for our service due to quality or other problems.
          These situations are known in the industry as billing and transmission failures, and we do not recognize any revenue for services which are characterized as billing and transmission failures. Billing and transmission failures can significantly lower the revenue we record. We are also required to pay some of our content providers a percentage of the revenue received from or confirmed by the operators with respect to services incorporating the content providers’ products. In calculating the fees payable to these providers, we make estimates to take into account certain potential adjustments made by the operators which may have been applicable to the services incorporating the providers’ products, and reduce the fees payable by us accordingly. Nonetheless, as estimates involve making assumptions which may prove inaccurate, we have in the past paid, and may continue to pay, such providers fees which are disproportionate to what we have been paid for the relevant service.
Because the operators do not supply us with revenue and transmission information on a service-by-service basis, we can only estimate our actual gross revenue and our cost of services by service type, and as a result, which of our services are or may be profitable, all of which make it difficult to analyze the factors affecting our financial performance.
          The operators provide us with separate monthly statements for our SMS, 2.5G and audio-related services. However, the monthly statements of the operators with respect to each such service category do not contain revenue and billing and transmission failure information on a specific service-by-service basis. Although we maintain our own records reporting the services provided, we can only estimate our actual gross revenue and cost of services by service type because we are unable to confirm which services were transmitted but resulted in billing and transmission failures. As a result, we are not able to definitively calculate and monitor service-by-service revenue, margins and other financial information, such as average revenue per user by service and total revenue per user by service, and also cannot definitively determine which of our services are or may be profitable.

The operators may impose higher service or network fees on us if we are unable to satisfy customer usage and other performance criteria.
          Fees for our telecom value-added services are charged on a monthly subscription or per use basis. Based on our contractual arrangements, we rely on the operators for both billing of, and collection from, mobile phone users of fees for our services.
          China Mobile generally charges us a service fee of 15% to 30% of the revenues generated by our services. China Unicom, China Telecom and China Netcom have implemented a sliding scale system whereby the percentage of gross revenue received by the service provider can range from 63% to 74%, 54% to 77% and 56% to 81%, respectively, depending on customer usage, revenue and other performance criteria. In 2006, we received on average 69%, 54% and 74%, respectively, of the gross revenue from China Unicom, China Telecom and China Netcom. Moreover, to the extent that the number of messages sent by us over China Mobile’s, China Unicom’s, and China Telecom’s network and China Netcom’s network in most provinces, exceeds the number of messages our customers send to us, we must pay per message network fees, which decrease in several provinces as the volume of customer usage of our services increases. The number of messages sent by us will exceed those sent by our users, for example, if a user sends us a single message to order a game but we in turn must send that user several messages to confirm his or her order and deliver the game itself. We cannot be certain that we will be able to satisfy these criteria in the future or that the operators will keep the criteria at their current levels. Any future increase in the operators’ network fees and service charges could reduce our gross margins.
The operators may not authorize our services to be offered on their networks if we fail to achieve minimum customer usage, revenue and other criteria.
          Our business could be adversely affected if we fail to achieve minimum customer usage, revenue and other criteria imposed or revised by the operators at their discretion from time to time. The operators, through their provincial and local offices, have historically preferred to work only with a small group of the best performing telecom value-added service providers, based upon the uniqueness of the service offered by each provider, total number of users, usage and revenue generated in the applicable province or municipality, the rate of customer complaints, and marketing expenditures in the applicable province or municipality. In the future, we may fail to meet the then current performance criteria that the operators set from time to time. In any such case, our services could be excluded from their networks at a provincial, municipal or national level, or we could be precluded from introducing new services, which would adversely affect our revenues and growth prospects.
If China Mobile and China Unicom do not change their policies regarding how service selections appear on their WAP portals, we may have difficulty increasing the popularity of our WAP services, which could adversely affect our future revenue growth and profitability.
          The WAP portals of both China Mobile and China Unicom are organized much like the pages of an Internet Web site, with the services of third party service providers such as our company listed by category on various segregated WAP pages within each operator’s WAP portal. China Mobile and China Unicom currently place the most popular WAP services at the top of the menu on the first page of the list of services available in each service category on their WAP portals. As users tend to pick from the first services they see on a WAP page, rather than scrolling through page after page, prominent positioning tends to reinforce the position of the most popular services. Because other service providers who entered the market for WAP services before we did have already established strong positions on the WAP menus of the operators, in particular, KongZhong Corporation with respect to China Mobile’s WAP portal, and Hurray! Holding Co., Ltd. with respect to China Unicom’s WAP portal, we may have difficulty building up the popularity of our various WAP services and thereby enhancing their positioning on the WAP menus, unless the operators change their WAP placement policies. Our failure to increase the popularity of our WAP services could adversely affect our future revenue growth and profitability.
The services we offer and the prices we charge are subject to approval by the operators, and if requested approvals are not granted in a timely manner, our business could be adversely affected.
          We must obtain approval from the operators with respect to each service that we propose to offer to their customers and the pricing for such service. In addition, any changes in the pricing of our existing services must be approved in advance by these operators. There can be no assurance that such approvals will be granted in a timely manner or at all. Moreover, under all of our contracts with China Mobile and most of our contracts with China Unicom, China Telecom and China Netcom, we cannot change prices more than once every six months or charge prices outside of a fixed range. Failure to obtain, or a delay in obtaining, such approvals could place us at a competitive disadvantage in the market and adversely affect our business. In addition, the operators’ recent more rigorous enforcement of their customer service policies may result in stricter scrutiny by the operators of our proposed services and pricing, which may in turn delay the approval process or result in disapproval of such proposed services or pricing.
Risks Related to our Cross-Media Strategy
If the third parties fail to perform or terminate any of our key contracts relating to our cross-media strategy for any reason or cease operations, our business could be materially and adversely affected.
          There are a limited number of entities in China with the requisite licenses to offer satellite television. Our cross-media strategy is dependent on key contracts with entities with the requisite licenses. For example, one of our PRC affiliated entities, namely Shanghai Ling Yu Cultural and Communication Ltd. (“Ling Yu”), which is 50% owned by Unilink and 50% owned by Qimingxing, entered into an agreement with Chinese Youth League Internet, Film and Television Centre (“CYL”) which has the exclusive rights to sell advertising for and provide most of the content of Qinghai Satellite Television, a regional satellite television broadcaster in China (“QTV”). Under the agreement with CYL, Ling Yu will serve as the exclusive advertising agent for QTV. In addition, Zhong Qing Wei Lian Cultural Communication Co., Ltd. (“Wei Lian”), one of our PRC affiliated entities, will produce television and interactive wireless programs for QTV. If CYL or QTV does not perform or terminates its agreement with our PRC affiliated entities, our ability to cross-sell satellite television programming content and advertising slots and our core wireless platform may be impaired.
          In addition, on January 8, 2007, one of our PRC affiliated entities entered into a contract with Shanghai Dong Fang Long New Media Co., Ltd. (“DFL”), a subsidiary of Shanghai Media Group (“SMG”), to provide interactive telecom value-added services for selected radio and television stations and related internet portals controlled by SMG. If DFL does not provide our PRC affiliated entity with the content and resources in accordance with the agreement, our PRC affiliated entity may not be able to generate sufficient revenues in order to recoup the advance payment of $1.3 million made to DFL.
          A failure to perform under the terms of or the termination of these key contracts or the discontinuing of operations of QTV or DFL may have an adverse effect on our operating results.
If the target audience of our satellite television partners does not accept our programs and content, our operating results may not meet our expectations.
          To increase our advertising revenue, we must create or purchase, on a cost-effective basis, popular, high-quality programming content for our satellite television station partners such as QTV.

However, we have limited experience purchasing content, negotiating advertising placements or managing onscreen or off-screen talent. If we are unable to create or purchase popular, high-quality programming content on a cost-effective basis, we will be unable to sell advertising slots on satellite television stations such as QTV and our operating results may not meet our expectations.
The success of our cross-media strategy depends on attracting advertisers who will advertise across our various platforms. If we fail to attract a sufficient number of advertisers, our advertising revenues could be adversely affected and our operating results may not meet our expectations.
          Our cross-media strategy provides advertisers with the opportunity to advertise on our traditional media and on our wireless platforms. However, advertisers may decide that they do not need to use multiple platforms, find that the demographics of the audience of our platforms do not consist of their targeted customers, or decide not to use our platforms for other reasons. If the advertisers decide against advertising with us, we may not realize our growth potential and our operating results may not meet our expectations.
The PRC law on advertising content is such that we may be subject to liability for advertisements produced by us or advertisements displayed on our or our satellite television partners’ media platforms.
          PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable law. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the PRC government may revoke a violator’s license for advertising business operations. Violators may even be jointly liable for the damages to the consumers.
          We and our satellite television partners are obligated under PRC laws and regulations to monitor the advertising content that is shown, displayed or printed on any of our or their media outlets for compliance with applicable law. In addition, for advertising content related to specific types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical facilities, we and our satellite television partners are required to confirm that the advertisers have obtained requisite government approvals, including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filing with the local authorities. We and, to our best knowledge, our satellite television partners, employ qualified advertising inspectors who are trained to review advertising content for compliance with relevant PRC laws and regulations, and we endeavor to comply, and encourage our satellite television partners to take measures to comply, with such requirements, by methods including requesting relevant documents from the advertisers.
Landing rights for satellite television in China are increasingly granted through auction, which may increase our cost of broadcasting rights or result in our satellite television partners’ inability to obtain landing rights.
          Since 2004, certain cities have used an auction process to sell landing rights to China’s provincial satellite stations, as the increasing number of satellite channels seeking landing rights exceeded the bandwidth limit of cable systems. This may greatly increase the cost of broadcasting rights in such cities or may prevent QTV from obtaining landing rights altogether. There is also a risk that QTV may lose landing rights previously granted at no cost under reciprocal arrangements. Any of these developments may also adversely affect our operating results.

Additional Risks Related to Our Company
We operate in a rapidly evolving industry, which may make it difficult for investors to evaluate our business.
          We began commercially offering telecom value-added services in China in August 2000, and since that time, the technologies and services used in the telecom value-added services industry in China have developed rapidly. As a result of this rapid and continual change in the industry, you should consider our prospects in light of the risks and difficulties frequently encountered by companies in an early stage of development. These risks include our ability to:
•	attract and retain users for our telecom value-added services, especially for our 2.5G and audio-related services,

•	our ability to expand the content and services that we offer and, in particular, develop and aggregate innovative new content and service offerings, and sources of revenues which are not dependent on the operators,

•	respond effectively to rapidly evolving competitive and market dynamics and address the effects of mergers and acquisitions among our competitors,

•	migrate existing users to subscription-based offerings, including our 2.5G and audio-related services, in order to build a large and stable user base and generate recurring revenue,

•	maintain, expand and enhance our relationships with international media companies and other strategic partners, and

•	increase awareness of our brand and user loyalty.
          Due to these factors, there can be no certainty that we will maintain or increase our current share of the highly competitive market in which we operate.
The success of some of our services is significantly dependent on our ability to obtain, customize and localize desirable content and technology from third parties.
          We are increasingly obtaining much of our content, including wireless games, logos, music, news and other information, from third parties. Furthermore, we expect that we will license technology in connection with our development of next generation services such as MMS and JavaTM. As the market for telecom value-added services develops, content and technology providers have increased their profits from these distribution and localization arrangements by demanding a greater share of revenue or other fees, which has adversely affected our financial performance. Many of our arrangements with content and technology providers are non-exclusive, short-term and subject to renewal. If our competitors are able to provide such content in a similar or superior manner or to license the same technologies, it could adversely affect the popularity of our services and our negotiating leverage with third party providers.
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
We began to recognize revenue for our services on an accrual basis beginning in the quarter ended December 31, 2003, which involves the use of estimates of monthly revenue to the extent we are unable to obtain actual figures from the operators before we finalize our financial statements. This could in turn require us to make adjustments to our financial statements.
          Our financial statements through September 30, 2003 reflect our actual revenues as they appear on the operators’ statements. However, for subsequent quarters, we recognized revenue earned on an accrual basis and plan to do so in future quarters, if necessary, in order to report our earnings on a timely basis. This involves the use of estimates of monthly revenue based on our internal records for the month and monthly confirmation rates with the operators in prior months if we are unable to obtain actual figures from the operators before we finalize our financial statements. Actual revenue may differ from prior estimates when unexpected variations in billing and transmission failures occur. Recognizing revenue on an accrual basis could potentially require us to later make adjustments to our financial statements if the operators’ billing statements and cash payments are different from our estimates, which could adversely affect our reputation and the price of our ADSs.
          For the years ended December 31, 2004, 2005 and 2006, approximately 3.0%, 2.0% and 0.5%, respectively, of our gross revenues were based on such estimates. However, we are focusing on increasing sales of our telecom value-added services through the PHS and PAS networks, and of our audio related services to fixed line customers of China Telecom and China Netcom, which have not implemented comprehensive billing systems. As a result, we have on occasion received monthly statements from China Telecom and China Netcom significantly later than China Mobile provincial operators. Beginning from April 2007, China Unicom affiliates in all provinces have lengthened their time of confirming actual revenue figures to service providers by another two to three months. These factors in turn tend to increase the portion of our revenue that we must estimate for a given quarter.
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
We face intense competition.
          The Chinese market for telecom value-added services is intensely competitive, and is changing rapidly. We compete principally with three groups of telecom value-added service providers in China:
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
          We have faced competition from service providers in the three groups described above since our entry into this market. We may also face significant competition from other parties, including companies which offer online services and are expanding to various degrees into telecom value-added services, such as Shanda Interactive Entertainment Limited, which primarily focuses on Internet-based games but has also begun to offer wireless games. Moreover, there are low barriers to entry for new competitors in the telecom value-added services market, particularly for 2G services. Several of our competitors have longer operating histories in China, greater name and brand recognition, larger customer bases and databases, significantly greater financial, technological and marketing resources and superior access to original content than we have. As a result, our existing or potential competitors may in the future achieve greater market acceptance and gain additional market share, which in turn could reduce our revenues.
A substantial portion of our revenues are derived from the relatively wealthier coastal and southern provinces in China, and the termination or alteration of our contracts with the operators or a general economic downturn in those areas could have a particularly adverse effect on our business.
          Per capita income levels and mobile phone penetration rates (i.e., the number of mobile subscribers divided by the population of China) in China are generally higher in the coastal and southern provinces, such as Guangdong, Jiangsu, Liaoning, and Zhejiang provinces, as well as the municipalities of Shanghai and Beijing, which are among our top revenue generating locales.
          As noted above, there are numerous, often highly-subjective bases on which the operators have the right to terminate our contracts with them. Moreover, our contracts with China Mobile for Guangdong, Jiangsu, Liaoning and Zhejiang provinces and the municipalities of Shanghai and Beijing can be terminated in the discretion of either contracting party upon 15 to 30 days notice, depending on the contract. If these contracts are terminated or adversely altered or there is a general economic downturn in those areas, our business could be adversely affected. We cannot predict whether there will be a termination of our contracts with affiliates of the operators in significant provinces in the future.
We have incurred net losses for a significant portion of our history. We incurred net losses beginning in the first quarter of 2007 when we began to implement our cross-media strategy and may incur additional losses in future periods.
          We incurred significant net losses until the first quarter of 2003 and began incurring net losses again in the first quarter of 2007 during which we incurred significant expenses related to our cross media strategy. We could incur significant net losses in the future as we continue to implement our cross-media strategy or due to changes in the market, operating environment and competitive dynamics and our ability to respond to those changes. If we do not sustain profitability, the market price of our ADSs may decline.
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
          We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve through our cross-media strategy. As our user base increases, we will need to increase our investment in our technology infrastructure, facilities and other areas of operations, in particular our product development, customer service and sales and marketing which are important to our future success. If we are unable to manage our growth and expansion effectively, the quality of our services and our customer support could deteriorate and our business may suffer. For example, any such performance issue could prompt the operators to cease offering our services over their networks. Our future success will depend on, among other things, our ability to:
•	develop and quickly introduce new services, adapt our existing services and maintain and improve the quality of all of our services, particularly as new mobile technologies such as 3G are introduced,

•	effectively maintain our relationships with the operators,

•	expand the percentage of our revenues which are recurring and are derived from monthly subscription based services,

•	develop sources of revenue which are not dependent on the operators,

•	enter into and maintain relationships with desirable content providers,

•	continue training, motivating and retaining our existing employees and attract and integrate new employees, including our senior management, some of whom have been with our company for less than one year,

•	develop and improve our operational, financial, accounting and other internal systems and controls, and

•	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. securities laws, is complete and accurate.
Any failures of the mobile telecommunications network, the Internet or our technology platform may reduce use of our services.
          Both the continual accessibility of the networks of the operators in China and the performance and reliability of China’s internet infrastructure are critical to our ability to attract and retain users. Moreover, our business depends on our ability to maintain the satisfactory performance, reliability and availability of our technology platform. The servers which constitute the principal system hardware for our operations are located in four locations in Shanghai, three locations in Beijing and one location in each of Nanjing, Guangzhou, Chongqing and Hebei. We maintain backup system hardware in our offices in Shanghai and Beijing, but cannot be certain such backup will be adequate if there are problems with our primary system hardware. Any server interruptions, break-downs or system failures, including failures caused by sustained power shutdowns, floods or fire causing loss or corruption of data or malfunctions of software or hardware equipment, or other events outside our control that could result in a sustained shutdown of all or a material portion of the mobile networks, the Internet or our technology platform, could adversely impact our ability to provide our services to users and decrease our revenues.
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
          In connection with China’s entry into the World Trade Organization, or WTO, foreign investment in telecommunications and Internet services in China was liberalized to allow for up to 30.0% foreign ownership in value-added telecommunication and Internet services in 2002, 49.0% in 2003 and 50.0% thereafter. In order to meet these ownership requirements, as of December 31, 2006, we maintained control over the following PRC affiliated companies: (i) Shanghai Weilan Computer Co., Ltd. (“Weilan”), which is 50% owned by each of two of our employees, Baoxin Yao and Wenlei Wang; (ii) Shanghai Unilink Company Ltd. (“Unilink”), which is 50% owned by each of two of our employees, Rong Zhang and Wenjun Hu; (iii) Shenzhen Yuan Hang Technology Co., Ltd. (“Yuanhang”), which is 50% owned by each of two of our employees, Yuming Cai and Xuan Fan; (iv) Beijing Cosmos Digital Technology Co., Ltd. (“Cosmos”), which currently is 50% owned by each of two of our employees, Rong Zhang and Teng Zhao (such equity interests are in the process of being transferred to two other employees, Hongjie Qi and Miao Yan); (v) Hainan Zhong Tong Computer Network Co., Ltd. (“Zhong Tong”), which is 50% owned by our former employee, Jinhua Yuan, which is in the process of being transferred to our employee, Yi Huang, and 50% owned by our employee, Teng Zhao; (vi) Beijing Lian Fei Wireless Communications Technology Co., Ltd. (“Lian Fei”), which is 50% owned by each of two of our employees, Jing Wang and Rong Li; (vii) Shanghai Qimingxing E-commerce Co., Ltd. (“Qimingxing”), which is 50% owned by each of two of our employees, Di Qian and Lijin Shen; and (viii) Beijing Ojava Wireless Information Technology Co. Ltd. (“Beijing Ojava”), which is 50% owned by each of two of our employees, Xinyong Ding and Jun Xi. We hold no ownership interest in these companies. It is possible that the relevant Chinese authorities could, at any time, assert that any portion of or all of the existing or future ownership structure and businesses of us, any of our wholly owned subsidiaries, or any of our PRC affiliated companies, violate existing or future Chinese laws, regulations or policies. It is also possible that the new laws or regulations governing the telecommunication or Internet sectors in China that have been adopted or may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of our, our wholly owned subsidiaries’ or our PRC affiliated companies’ current or proposed businesses and operations. In addition, these new laws and regulations may be retroactively applied. In any such case, we could be required to restructure our operations which could adversely affect our ability to operate our business effectively or at all.
We may be unable to collect long-term loans to shareholders of our affiliated Chinese entities.
          At December 31, 2006, we had provided long-term interest free loans with an aggregate outstanding balance of approximately RMB107.3 million ($13.1 million) to shareholders of our affiliated Chinese entities for the purpose of investing in our affiliated Chinese entities as registered capital and to make payments to the selling shareholders from whom we acquired certain of our affiliated Chinese entities for settlement of purchase price consideration pursuant to applicable acquisition agreements. The term of these loans in each case is 10 years. The shareholders of our affiliated Chinese entities can only repay the loans by transferring to us or our designees all of their equity interest in the respective affiliated Chinese entity. Please refer to the table under Item 5 of this annual report under the heading “Arrangements with Consolidated Affiliates — Loan Agreements.” We expect that we will continue to be involved in and provide additional financial support in the future to the extent allowed by the Sarbanes-Oxley Act of 2002 and other applicable laws. Because of uncertainty associated with Chinese law, ultimate enforcement of the loan agreements is uncertain.
We depend upon contractual arrangements with our affiliated Chinese entities for the success of our business. These arrangements may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.
          Because we conduct our business only in China, and because we are restricted by the Chinese government from owning telecommunications, Internet or advertising operations in China, we depend on our affiliated Chinese entities, Weilan, Unilink, Yuanhang, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Ling Yu in which we have no direct ownership interest, to provide those services through contractual agreements with the operators. These arrangements may not be as effective in providing control over our telecommunications or Internet operations as direct ownership of these businesses. For example, our affiliated Chinese entities could fail to take actions required to operate our business, such as entering into content development contracts with potential content suppliers or service contracts with the operators in China. Moreover, the fees for our services are paid by the operators directly to our affiliated Chinese entities, which are then obligated at our request to transfer substantially all or some of such fees to one of our wholly owned subsidiaries, Shanghai Linktone Consulting Co., Ltd. (“Linktone Consulting”), Shanghai Huitong Information Co., Ltd. (“Huitong”) and Shanghai Linktone Internet Technology Co., Ltd. (“Linktone Internet”). If our affiliated Chinese entities fail to perform their obligations under these agreements, we may have to rely on legal remedies under Chinese law, which we cannot assure you would be effective or sufficient.
We generate our internal funds almost exclusively from our subsidiaries. If those entities are restricted from paying dividends to us, we may lose almost all of our internal source of funds.
          We are a holding company with assets consisting primarily of cash generated from our initial public offering in March 2004 and our equity interests in Linktone Consulting, Huitong, Linktone Internet, Brilliant Concept Investments Ltd. (“Brilliant”), Wang You Digital Technology Co., Ltd. (“Wang You”), Linktone Software Co., Ltd. (“Linktone Software”) and Beijing RuiDa Internet Technology Co., Ltd. (“Ruida”). Our internal source of funds has been derived almost exclusively from dividend payments from those entities after they receive payments from our PRC affiliated companies. We are likely to lose all of our source of funds if those entities are restricted from paying dividends to us, except for interest and dividend we earned on our fixed deposits and short term investments which totaled $752,000 in 2004, $1,880,000 in 2005, and $1,676,500 in 2006. Under current Chinese tax regulations, dividends paid to us are not subject to Chinese withholding tax but must be paid out of net income as determined in accordance with Chinese accounting standards and regulations, which in turn restricts our ability to receive these revenues. However, after the Enterprise Income Tax Law becomes effective on

January 1, 2008, dividends paid to us may be subject to taxation. See “Risks Related to Doing Business in China — We may be treated as a resident enterprise for PRC tax purposes after the Enterprise Income Tax Law becomes effective on January 1, 2008, which may subject us to PRC income tax for any dividends we receive from our subsidiaries and our business could be adversely affected.”
          The principal differences between net income under Chinese accounting standards and U.S. GAAP relate to stock-based compensation and deferred taxes. Stock-based compensation and deferred taxes are not recognized under Chinese accounting standards. Under Chinese law, Linktone Consulting, Huitong, Linktone Internet, Wang You, Linktone Software and Ruida are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are established to offset losses and for other general purposes under Chinese law and they are not distributable as cash dividends. If further restrictions on payments of dividends by our subsidiaries are implemented under Chinese law, our revenues could decrease significantly.
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
If the 9Sky entities or its founder fail to perform its obligations relating to a loan we extended to the 9Sky entities, our results could be adversely affected.
          In 2005, we made a strategic investment in 9Sky International Ltd, Shanghai Yue Sheng Information Technology Co., Ltd. and Shanghai Yin Zhi Yue Information Technology Co., Ltd. (collectively known as “9Sky entities”). In connection with this investment, we loaned the 9Sky entities, an aggregate principal amount of $0.8 million which was to be repaid in installments beginning in March 2007. As of December 31, 2006, $0.8 million was outstanding under the loan.
          In July 2007, we reached an agreement with one of the 9Sky founders to obtain a pledge of 1.1 million of his ordinary shares of 9Sky International Ltd. against the outstanding amount due under the loan after one year of $672,014 and accumulated interest. We have agreed that 9Sky International Ltd. shall repay the outstanding amounts due under the loan by April 30, 2008. We also have the right to exercise our rights under the share pledge by the 9Sky founder in the event 9Sky International Ltd. fails to repay the outstanding amounts due under the loan by April 30, 2008 and to require the 9Sky founder to repurchase the shares from us for cash, at a value of $1 per share, beginning in November 1, 2008 in the event 9Sky International Ltd. fails to repay the outstanding amounts due under the loan as of such date. If the 9Sky entities fail to repay the outstanding amounts due under the loan or if the 9Sky founder fails to buy back the ordinary shares of 9Sky International Ltd., we could determine that the loan is impaired, in which case our results could be adversely affected.
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
          Our revenues and results of operations have varied in the past and may continue to fluctuate in the future. Many of the factors that cause such fluctuation are outside our control. Steady revenues and results of operations will depend largely on our ability to:
•	attract and retain users in the increasingly competitive telecom value-added services market in China,

•	expand the percentage of our revenues which are recurring and are derived from monthly subscription based services,

•	successfully implement our business strategies, and

•	update and develop our services, technologies and content, including aggregating, customizing and localizing third party technologies and content for the China market.
          Because the telecom value-added services industry in China is relatively new and rapidly evolving and our business is also relatively new and has experienced significant volatility in terms of financial results as a result of the factors stated above, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the trading price of our ADSs to decline.
We may be held liable for information displayed on or retrieved from our service offerings.
          We may face liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that are provided via our telecom value-added services. For example, we could be subject to defamation claims for messages posted on our services that allow chatting, or SMS news updates sent to users by us could possibly be deemed to contain state secrets in violation of applicable Chinese law. In addition, third parties could assert claims against us for losses incurred in reliance on information distributed by us. We may incur significant costs in investigating and defending these claims, even if they do not result in liability.
We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.
          We rely on a combination of copyright, trademark and trade secrecy laws and contractual restrictions on disclosure to protect our intellectual property rights. We have registered 104 trademarks with China’s Trademark Office and one trademark in each of Hong Kong, Singapore and Taiwan. We are in the process of applying for 16 additional trademarks in China and two trademarks in the United States. We have also obtained 27 copyright certificates in China for certain cartoons and images and 32 copyright certificates for computer software. Our efforts to protect our proprietary rights may not be effective to prevent unauthorized parties from copying or otherwise obtaining and using our technology and content, particularly in China where the laws may not protect our proprietary rights as fully as in the United States. Monitoring unauthorized use of our services is difficult and costly, and we cannot be certain that the steps we take will effectively prevent misappropriation of our technology and content. For example, competitors could copy one or more of our downloadable icons, and we may not become aware of the infringement in a timely manner or at all or be able to take effective action to enforce our rights.
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
Our recent acquisitions and any future acquisitions or ventures with strategic partners may have an adverse effect on our ability to manage our business.
          Our acquisition of Beijing Ojava and new ventures into television advertising and television content production form part of our strategy to further expand our business. If we are presented with appropriate opportunities, we may acquire additional businesses, technologies, services or products which are complementary to our core telecom value-added services business. Some of the companies we acquired have not performed as well as we expected, and have required or will require, significant attention from our management, in particular to ensure that the acquisitions do not disrupt our relationships with the mobile operators in China, or affect our users’ opinion of our services and customer support and are effectively integrated with our existing operations and telecom value-added services. Future acquisitions will also likely present similar challenges.
          The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Acquisitions expose us to potential risks, including risks associated with the integration of new operations, services and personnel, ensuring effective internal controls with respect to acquired businesses, the extent to which acquired businesses give rise to unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions and potential loss of, or harm to, relationships with employees and content providers as a result of integration of new businesses. Given the sophisticated technologies used in the telecom value-added services industry, the successful, cost-effective integration of other businesses’ technology platforms and services into our own is also a critical, and highly complex, aspect of any acquisition.
We may have been a passive foreign investment company for 2006 and may become a passive foreign investment company for the current taxable year of 2007, which could result in adverse U.S. federal income tax consequences to U.S. investors.
          We may be classified as a passive foreign investment company (“PFIC”) by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, U.S. investors who owned our ordinary shares or ADSs during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances. The same adverse U.S. federal income tax consequences will apply to U.S. investors who acquire our ordinary shares or ADSs during the current taxable year of 2007 or any subsequent taxable year if we are treated as a PFIC for that taxable year.
          The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets, including goodwill, from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes for a taxable year if either (a) 75% or more of our gross income for such taxable year is passive income, or (b) 50% or more of the average percentage of our assets during such taxable year either produce passive income or are held for the production of passive income. For such purposes, if we directly or indirectly own 25% or more of the shares of another corporation, we will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income.
          We may have been a PFIC for 2006 and may become a PFIC for the current taxable year of 2007. Accordingly, the adverse U.S. federal income tax consequences described above could apply to you if you are a U.S. investor. Given the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to our status as a PFIC. For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see “Taxation” below.
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
          We are subject to the reporting obligations under the U.S. securities laws, and beginning in this Annual Report on Form 20-F, we are required by the Securities and Exchange Commission, or the SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, to include a report of management on the effectiveness of our internal control over financial reporting. In addition, beginning in the Annual Report on Form 20-F for the year ending December 31, 2007, our independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. Although our management concluded that our internal controls are effective in this Annual Report on Form 20-F, our management may not conclude that our internal controls are effective in the future. Moreover, even if our management concludes that our internal controls over our financial reporting are effective, our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal controls over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent public registered accounting firm interprets the requirements, rules or regulations differently from us, then it may decline to attest to our management’s assessment or may issue an adverse opinion. Any of these possible outcomes could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred, and expect to continue to incur, significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.
RISKS RELATED TO OUR INDUSTRY
Our ability to generate revenues could suffer if the Chinese market for telecom value-added services does not develop as anticipated.
          The telecom value-added services market in China has evolved rapidly over the last four years, with the introduction of new services, development of consumer preferences, market entry by new competitors and adaptation of strategies by existing competitors. We expect each of these trends to continue, and we must continue to adapt our strategy to successfully compete in our market.
          In particular, we are currently focused on establishing a wide range of telecom value-added services for mobile phone handsets using 2.5G technologies. There can be no assurance, however, that these 2.5G technologies and any services compatible with them will continue to be accepted by consumers or promoted by the operators. Moreover, there are numerous other technologies in varying stages of development, such as 3G mobile technologies, which could radically alter or even eliminate the market for SMS or 2.5G services.
          Accordingly, it is extremely difficult to accurately predict consumer acceptance and demand for various existing and potential new offerings and services, and the future size, composition and growth of this market. Furthermore, given the limited history and rapidly evolving nature of our market, we cannot predict the price that wireless subscribers will be willing to pay for our services or whether subscribers will have concerns about security, reliability, cost and quality of service associated with wireless services. If acceptance of our telecom value-added services is different than anticipated, our ability to maintain or increase our revenue and profits could be materially and adversely affected.
The Chinese government or one or more of the operators may prevent us from distributing, and we may be subject to liability for, content that any of them believe is inappropriate.
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
          The operators in China also have their own policies regarding the distribution of inappropriate content by telecom value-added service providers and have punished certain providers for distributing content deemed by them to be obscene. Such punishments have included censoring of content, delays in payments of fees by the operators to the offending service provider, restrictions on the ability of the service provider to bill for its services and suspension of the service on the operators’ networks. Accordingly, even if we comply with Chinese governmental regulations relating to licensing and foreign investment prohibitions, if the Chinese government or one or more of the operators were to take any action to limit or prohibit the distribution of information or to limit or regulate any current or future content or services available to users, our revenues could be reduced and our reputation harmed.
          The State Administration of Radio, Film and Television has published regulations that subject media operators to potential liability for content distributed through their broadcast media. Under applicable PRC regulations, we or our satellite television station partners may be held liable for any content we or they offer or will offer through the media platforms we utilize, including television programs and advertisements. If any of our content or the content of our satellite television partners is deemed to have violated any of such content restrictions, we or they would not be able to continue to create or distribute such content and could be subject to certain penalties, including revocation of licenses for operating media services, which would materially and adversely affect our operating results.
Telecommunication laws and regulations in China are evolving and subject to interpretation and may change in the future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties.
          Although telecom value-added services are subject to general regulations regarding telecommunication services, we believe that currently, there are few Chinese laws at the national level specifically explicitly governing telecom value-added services, such as our services related to SMS, MMS, WAP and audio-related services. Many providers of telecom value-added services have obtained various value-added telecommunication services licenses. Although Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing and Beijing Ojava have obtained inter-provincial value-added telecommunication services licenses issued by the MII or its local counterpart, we cannot be certain that other local or national value-added telecommunication services license requirements will not be required or will not conflict with each other or that any given license will be deemed sufficient by the relevant governmental authorities for the provision of this category of service. It is also possible that new national legislation might be adopted to regulate such services.
          If we or our subsidiaries or affiliates are found to be in violation of any existing or future Chinese laws or regulations regarding telecom value-added services or Internet access which is discussed in the following risk factor, the relevant Chinese authorities have the power to, among other things:
•	levy fines and prohibit new product and service offerings;

•	confiscate our income or the income of our subsidiaries and affiliates;

•	revoke our business license or the business license of our subsidiaries and affiliates;

•	shut down our servers or the servers of our subsidiaries and affiliates and/or blocking any Web sites that we operate; and

•	require us to discontinue any portion or all of our telecom value-added services business.
The regulation of Internet Web site operators is also unclear in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations.
          Our affiliate, Weilan, operates Internet Web sites in China, which are one of the channels through which our services are offered. The interpretation and application of existing Chinese laws and regulations, the stated positions of the main governing authority, MII, and the possibility of new laws, regulations or policy positions being adopted have created significant uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese companies with

Internet operations including those of our company. In particular, MII has stated that the activities of Internet content providers are subject to regulation by various Chinese government authorities, depending on the specific activities conducted by the Internet content provider.
          On July 13, 2006, MII issued a notice with the purpose of increasing the regulation of foreign investment in and operations of value added telecommunications services which includes internet and telecommunications businesses in China. The regulations require Chinese entities (or shareholders of such Chinese entities) to own and control the internet domain names and registered trademarks, and to have servers and other equipment used to host and operate web-sites and conduct business. The ownership requirements functionally limit foreign direct and indirect ownership and control of the intellectual property of these businesses even when attempted through various parallel control, licensing, use and management agreements. It is anticipated that these regulations will be strictly enforced, and the government has provided that the new regulations apply retroactively and provide for audit procedures. Failure to comply may cause MII to terminate a telecommunications license or otherwise modify existing agreements or require the disposition of the assets by the foreign entity. Any anticipated foreign investment in such businesses will be subject to prior approval by MII, and it is expected that approval for investment may not be easily obtained for foreign investment in these businesses unless in strict compliance. We cannot be certain that the commercial Internet content provider license issued by the local Shanghai Municipal Telecommunications Administration Bureau and held by Shanghai Weilan or any value-added telecommunication license held by Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, and Beijing Ojava will satisfy these requirements. Our failure to comply with applicable Chinese Internet regulations could subject us to severe penalties as noted in the prior risk factor.
Our business could be adversely affected by a change in the extensive PRC laws and regulations imposing significant control over the media industry, including television, radio, advertising, media content production, and the market research industry or a change in the interpretations thereof by the PRC judiciary and other government authorities.
          The PRC government has enacted extensive regulations imposing significant control over the media industry, including television, radio, advertising, media content production, and the market research industry.
          The State Council promulgated the Regulations on the Administration of Radio and Television (“Radio and Television Regulations”) on August 11, 1997. According to the Radio and Television Regulations, radio and television stations in the PRC shall be established by the radio, film and television administrative departments at the level of county or city undivided into districts, and the educational television stations may be set up by the educational administrative departments at the city divided into districts or autonomous prefecture level or above. Under the Radio and Television Regulation, no other unit or individual may establish a radio or television station. The Radio and Television Regulation further prohibits establishing foreign operated, Sino-foreign equity or contractual joint radio and television stations.
          The State Administration of Radio, Film and Television, the Ministry of Culture, the General Administration for Press and Publication, the National Development & Reform Commission and the Ministry of Commerce jointly issued the Several Opinions on Foreign Investment in the Culture Sector (the “Opinions”) on July 6, 2005. According to the Opinions, no foreign investor is permitted to establish or operate any press institution, radio office /station, television office/ station, radio and TV transmission covering network, production and broadcasting company of radio and television programs, film production company, any company that engages in the import and distribution of films or any company that engages in video projection. In addition, no foreign investor is permitted to advertise in, print or distribute publications or to use cultural facilities in order to operate or control radio or television channels or to otherwise promote propaganda activities, printing, distribution or culture facilities upgrading services to operate or control radio frequencies, television channels, publications and propaganda activities.
          The State Administration of Radio, Film and Television has also issued five significant rules to regulate the radio and television industry. A summary of each follows:
          Detailed Procedures for the Financing of Radio, Film and Television Conglomerates (the “Detailed Procedures”) was promulgated by the State Administration of Radio, Film and Television promulgated on December 20, 2001. According to the Detailed Procedures, the news media, including radio stations, television stations, radio frequencies and television channels, shall be organized and operated by the state and shall not utilize foreign or private capital.
          Measures for the Administration of Examination and Approval of Radio Stations and Television Stations (the “Radio and Television Measures”) was promulgated by the State Administration of Radio, Film and Television on August 18, 2004. Under these Radio and Television Measures, the central government prohibits the establishment of radio and television stations in the form of foreign-funded venture, Chinese-foreign equity joint venture or Chinese-foreign cooperative joint venture. Radio and television stations shall, in principle, be established by the radio, film and television administrative departments at the level of county or city undivided into districts or by the authorized enterprise groups of such radio, film and television administrative departments (the chief station), and educational television stations may be set up by the educational administrative departments at the city divided into districts or autonomous prefecture level or above.
          Circular on the Further Strengthening of the Supervision of Radio and Television Channels (the “Supervision Circular”), issued on August 4, 2005 by the State Administration of Radio, Film and Television, again restricted the industry. According to the Supervision Circular, non-state owned capital and foreign capital may not be invested in a radio or television channel in any form or used in connection with such channels in any form, and foreign investors are prohibited from operating radio frequencies or television channels by means of providing advertising, printing or distribution services.
          Interim Provisions on the Administration of Sino-foreign Equity and Cooperative Joint Ventures of Radio and Television Program Production (the “Interim Provisions”), promulgated by the State Administration of Radio, Film and Television on October 28, 2004, prohibit wholly foreign-owned enterprises from producing radio and television programs or drama series. The Interim Provisions further state that no foreign investor may hold more than 49% of the equity interest, subject to certain restrictions, in a Sino-foreign equity and cooperative joint ventures for radio and television program production.
          Provisions on the Administration of Radio and Television Program Production (the “Program Production Provisions”) was promulgated by the State Administration of Radio, Film and Television on July 19, 2004. According to the Program Production Provisions, entities engaging in the production of radio and television programs, such as feature programs, general programs, drama series and animations, and the trading activities and agency services on the copyrights of such programs, must first obtain preliminary approval from the State Administration of Radio, Film and Television or its provincial branches for the appropriate license. Afterwards, the entity must register with the State Administration for Industry and Commerce to obtain or update its business license. The establishment of a production company for drama series must be approved by the State Administration of Radio, Film and Television or its provincial branches. Such company must also obtain the appropriate licenses from the provincial branches of the State Administration of Radio, Film and Television. There are two types of drama series production licenses. The first type is a general license applicable to all drama series produced by the license holder during a two-year term. The second type is a specific license applicable to the specific drama series identified on the license.
          There is a risk that the strategic partnerships we or our affiliated Chinese entities have may be deemed to have the actual effect of operating radio or television stations or otherwise violating one of the above regulations. If the PRC government finds that the agreements that establish the structure for operating our China businesses do not comply with PRC governmental restrictions on foreign investment in the media and market research industries, or if these regulations or their interpretation change in the future, we could be subject to significant penalties or be forced to relinquish our interests in those operations.
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
          It is anticipated that the Chinese government will grant regional or national licenses to offer full mobility wireless services in China to China Telecom, China Netcom and possibly other parties, although the timing of such grants is unclear. We began providing SMS services over the fixed line networks of China Telecom and China Netcom in September 2004, and have launched audio related services over the fixed line networks and the limited mobility PHS and PAS networks operated by those operators. Limited mobility networks provide a limited range of mobile phone services to a group of users within a designated geographic area such as a single city. Our relationships with these mobile operators are not, however, as developed as our relationships with China Mobile and China Unicom. As a result, if those parties receive regional or national wireless licenses and are successful in the market but we are unable to develop cooperative relationships with them, our business would be adversely affected if they take market share for telecom value-added services from China Mobile and China Unicom. It is also possible that China Telecom, China Netcom and any other parties receiving wireless licenses may decide to offer telecom value-added services created by them, rather than by third party service providers such as our company. In that case, we would be in direct competition with those operators, and our business could be adversely affected if we are not able to compete effectively against them.
RISKS RELATED TO DOING BUSINESS IN CHINA
A slow-down in the Chinese economy may reduce our growth and profitability.
          The growth of the Chinese economy has been uneven across geographic regions and economic sectors. There can be no assurance that growth of the Chinese economy will be steady or that any slow down will not have a negative effect on our business. In addition, the Chinese government recently began using macroeconomic tools to slow the rate of Chinese economic growth, the results of which are difficult to predict. The Chinese economy overall affects our profitability as spending on telecom value-added services may decrease due to slowing domestic demand. More specifically, increased penetration of telecom value-added services in the less economically developed central and western provinces of China will depend on potential customers in those provinces achieving certain income levels so that mobile handsets and related services become affordable to a significant portion of the population.

Government regulation of the telecommunications and Internet industries may become more burdensome.
          Government regulation of the telecommunications and Internet industries is burdensome and may become more burdensome. New regulations could increase our costs of doing business and prevent us from efficiently delivering our services. These regulations may stop or slow down the expansion of our user base and limit the access to our services. In addition to new laws and regulations, existing laws not currently applicable to the telecom value-added services may be applied to those services in the future.
We may be treated as a resident enterprise for PRC tax purposes after the Enterprise Income Tax Law becomes effective on January 1, 2008, which may subject us to PRC income tax for any dividends we receive from our subsidiaries and our business could be adversely affected.
          Under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in China are treated as resident enterprises for PRC tax purposes. It is currently unclear in which situations a non-PRC enterprise’s “de facto management body” is located in China. All of our management is currently based in China, and may remain in China after the effectiveness of the new tax law. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which will include any dividend income we receive from our subsidiaries, including Linktone Consulting, Huitong, Linktone Internet, Wang You, Linktone Software and Ruida. In addition, although the new tax law provides that dividend income between qualified resident enterprises is exempted income, it is not clear what is considered a qualified resident enterprise under the new tax law. If we are required under the new tax law to pay income tax for any dividends we receive from our subsidiaries, our revenues could decrease significantly.
All participants in our existing equity compensation plans who are PRC citizens may be required to register with the State Administration of Foreign Exchange of the PRC, or SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional equity compensation plans for our directors, employees and other parties under PRC law.
          On April 6, 2007, the capital account department of SAFE issued the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company, Hui Zong Fa [2007] No. 78), or Circular 78. It is not clear at this time whether Circular 78 covers only equity compensation plans which provide for the grant of stock options or any type of equity compensation plan, such as a plan which authorizes the grant of restricted share awards. For any plans which are so covered and are adopted by a non-PRC listed company such as our company after April 6, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan. In addition, Circular 78 also requires PRC citizens to register with SAFE and make the necessary applications and filings by July 5, 2007 if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007. We believe that the registration and approval requirements contemplated in Circular 78 will be burdensome and time consuming.
          Circular 78 has not yet been made publicly available or formally promulgated by SAFE, but it is our understanding that SAFE has begun enforcing its provisions. Nonetheless, we cannot predict whether it will continue to enforce this circular or adopt additional or different requirements with respect to equity compensation plans. If it is determined that our equity compensation plans are subject to Circular 78, failure to comply with such provisions may subject us and the participants of our equity compensation plans who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our personnel, which is currently a significant component of the compensation of many of our PRC employees. In that case, our business operations may be materially adversely affected.
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
          A renewed outbreak of SARS or another widespread public health problem in China, where all of our revenue is derived, in Shanghai, where our operations are headquartered, and in Beijing, where our largest provincial office is located, could have a negative effect on our operations. In addition, there has been confirmed human cases of avian influenza in PRC, Vietnam, Iraq, Thailand, Indonesia, Turkey, Cambodia and other countries which have proven fatal in some instances. If such an outbreak or any other similar epidemic were to spread in China, where our operations are located, it may adversely affect our business and operating results.
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
          On October 21, 2005, the State Administration for Foreign Exchange, or SAFE, issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 replaced the previous SAFE regulations relating to acquiring of Chinese companies by foreign entities. Notice 75 requires each PRC resident, whether a natural or legal person, to complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch, prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in China. In addition, an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company, or (2) the completion of any overseas fund raising by such offshore company. An amendment to the registration is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company.

          Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in China in the past are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. To implement Notice 75, SAFE issued an implementation notice in May 2007, or Circular 106. Circular 106 specifies the circumstances under which PRC residents are required to comply with Notice 75 and the procedures of compliance. Under Circular 106, in the event a PRC resident failed to file for the relevant investment foreign exchange registration under Notice 75 by March 31, 2006 with respect to an overseas entity, any dividends remitted by the domestic subsidiary to such overseas entity since April 21, 2005 will be deemed as an evasion of foreign exchange purchase rules, and such act is illegal. The domestic company and its actual controlling person(s) may be imposed fined. In addition, under Circular 106, failure to comply with the registration procedures set forth in Notice 75 and Circular 106 may result in restrictions on the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. While we have not seen precedents SAFE penalized the violating parties, if the Circular 106 is fully implemented, failure to register with SAFE may significantly limit our PRC subsidiaries’ ability to distribute dividends to us.
          On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the PRC State Administration of Foreign Exchange, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, which became effective on September 8, 2006. The New M&A Rules established, among other things, additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance when a foreign investor acquires equity or assets of a PRC domestic enterprise. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
          As it is presently uncertain how the SAFE regulations, New M&A Rules, and any future legislation concerning offshore or cross-border transactions, will be interpreted or implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, we cannot predict how they will affect our business operations or future acquisition strategy. For example, our present and prospective Chinese subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be conditioned upon compliance with the SAFE registration requirements by such Chinese residents, over whom we have no control. In addition, we cannot assure you that such Chinese residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations because we have no control over the outcome of the registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.
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
Item 4. Information on the Company
A. History and Development of the Company
          We commenced operations as a business division of Intrinsic China Technology Ltd., which was incorporated in the Cayman Islands in November 1999. Intrinsic China Technology Ltd. focused primarily on developing wireless data software and telecom value-added services. In April 2001, our affiliated business division which focused on wireless data software was spun-off to form a newly established holding company in the Cayman Islands, Intrinsic Technology (Holdings) Ltd., and our company was renamed Linktone Ltd. Due to the significance of the spun-off division relative to that of our company, the transaction was accounted for as a reverse spin-off, with our company as the spinnee for accounting purposes. We are incorporated in the Cayman Islands. Our registered office is located at M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our principal executive offices are located at 5/F, Eastern Tower, No. 689, Beijing Dong Road, Shanghai 200001, People’s Republic of China. Our telephone number is (86-21) 3318-4900. Our agent for service of process in the U.S. for the purpose of our securities filings is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.
          For more information on the history and development of our company, see Item 5 of this annual report under the headings “Our Corporate Structure” and “Arrangements with Consolidated Affiliates” and Item 4 of this annual report under the heading “Recent Developments.”
          The following diagram shows the current organizational structure of our subsidiaries and PRC affiliated companies as of May 31, 2007:

          In March 2004, we completed the initial public offering of our American Depositary Shares, representing our ordinary shares, and listed those securities on the Nasdaq National Market (now the Nasdaq Global Market).
          Our capital expenditures for 2004, 2005 and 2006 were approximately $2.4 million, $2.0 million and $1.2 million, respectively, consisting of the purchase of computer and office equipment and leasehold improvements. Substantially all of our capital expenditures for 2006 were incurred in connection with the expansion of our business. We anticipate that we will have capital expenditures in the next 12 months of approximately $1.5 million for software and technology infrastructure products which we expect to finance with internal funds.
B. Business Overview
OUR SERVICES
          We provide entertainment-oriented telecom value-added services to mobile phone users over the 2G and 2.5G mobile telecommunications networks in China. We specialize in the development, aggregation, marketing and distribution of consumer wireless content and applications for access by China’s estimated 393.4 million mobile phone users, primarily through the two principal mobile network operators in China, China Mobile and China Unicom.
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
          In addition, we offer audio-related services such as “ringback,” which replaces the common “ring-ring” sound heard by callers with high quality music and sound effects, and IVR services, which allow users to listen to songs, jokes, stories and coverage of major events. Users can send such audio content, along with personal messages, to the mobile phones of their friends or others.
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
          SMS Interactive Television Messaging. Through our contractual relationship with STAR TV, and Qinghai TV, we also enable television viewers to interact with certain programs via SMS messages by, for example, sending an SMS message to vote for the winner of a contest on the program.
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
          Games. We offer games based on the JavaTM and Brew programming languages which offer an effective way to create sophisticated 2.5G games. We have already launched 252 JavaTM and Brew games as of December 31, 2006, such as Counter Strike, Guilty Gear X, Hammer and Sickle, Shin Shan, Linktone – GT Car Race and Perhaps Love. We also offer WAP-based card games and games of chance such as blackjack, poker and mahjong, as well as WAP-based versions of our SMS games described above.
          Animated Cartoons and Comic Strips. With this MMS and WAP service, users can choose from a variety of animated cartoons and comic strips which they can view on their mobile phone screens. We offer an in-house developed “BTPig”, an animated cartoon character and several other local serial comic strips which relate to different themes such as holidays, romance and user hobbies and interests.
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
Revenues by Category of Activity
          China is the only principal market in which we compete. As described above, our revenues are primarily comprised of SMS, 2.5G services including MMS, WAP and JavaTM games, and audio related services including ringback and IVR services. Gross revenues for the years ended December 31, 2004, 2005 and 2006 are as follows:

	Year ended December 31,
	2004	2005	2006
2G services	$40,180,566	$46,702,269	$44,658,274
2.5G services	6,449,366	8,300,826	11,691,995
Audio related services	3,659,007	16,963,773	21,501,567
Casual games	—	1,374,995	1,467,409
Advertising	—	—	334,040
Others	29,805	266,740	188,409

Total revenue	$50,318,744	$73,608,603	$79,841,694

CROSS MEDIA STRATEGY
          Beginning in the fourth quarter of 2006, we began to develop new and traditional media channels in addition to our core wireless platform to offer our advertisers multiple platforms to reach their targeted consumers. In addition, in order to increase the attractiveness to advertisers to purchase advertising slots of our satellite television partners, we must also provide high-quality and popular programming content. For example, our PRC affiliated entities have entered into several agreements with CYL which has the exclusive rights to sell advertising for and provides most of the content of QTV. Under these agreements, Ling Yu will serve as the exclusive advertising agent for a period of ten years, and Wei Lian will produce television and interactive wireless programs, for QTV.
          We have also entered into an agreement with DFL to provide WVAS services to certain of SMG’s radio and television stations and related internet portals. We believe our collaboration with DFL will create enhanced product offerings given SMG’s broad media platforms.
OPERATOR SERVICE AGREEMENTS WITH CHINA MOBILE AND CHINA UNICOM
General
          China Mobile, China Unicom, China Telecom and China Netcom are the primary mobile operators in China. Given their market presence, our negotiating leverage with these operators is limited, and our business is dependent on maintaining our relationships with them. See Item 3.D. “Risk Factors — Risks Related to Our Company — We depend on the principal mobile and fixed line operators in China for delivery of almost all of our services, and the termination or alteration of our various contracts with any of them or their provincial or local affiliates could materially and adversely impact our business.” Our affiliates, Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, and Beijing Ojava have entered into service agreements with the national and some provincial and local offices of the operators to offer our various services through their networks. For 2004, 2005 and 2006, we derived approximately 88.1%, 85.0% and 75.0%, respectively, of our gross revenues from China Mobile.
Service Fee Arrangements and Other Payment Consideration.
          The following is a summary of the material features of our contractual relationships with the operators, and is not an exhaustive description.
          Service Fee Arrangements. China Mobile’s provincial operators charge us a service fee equal to 15% of the gross revenues from our content services (other than IVR services) with the remainder paid to us, except in Shanxi province where we currently pay 9% to 14% of the gross revenue depending on our monthly ranking among other service providers in the province. We currently pay a service fee equal to 30% of the gross revenues from our IVR services offered through China Mobile’s network. China Unicom, China Telecom and China Netcom have implemented a sliding scale fee arrangement whereby we receive a range of 63% to 74%, 54% to 77% and 56% to 81%, respectively, of the gross revenues depending on customer usage, revenue and other performance criteria. In 2006, we received on average 69%, 54% and 74%, respectively, of the gross revenues, with China Unicom, China Telecom and China Netcom receiving the remaining 31%, 46% and 26%, respectively.

          If a user does not pay the applicable fees for our services to China Mobile and China Unicom, the operators usually will not pay us for those services. Moreover, if any user on Fujian Unicom’s or Hubei China Mobile’s network refuses to pay because they are dissatisfied with the quality of our services, then we have to pay Fujian Unicom or Hubei China Mobile the network fees in connection with the services we have provided to such user, as well as Fujian Unicom’s and China Mobile’s share of the revenue that would have been payable by such user.
          Network Fees. To the extent that the number of messages sent by us over China Mobile’s network exceeds the number of messages our customers send to us, we must also pay a per message network fee. For SMS, China Mobile applies a sliding scale charge arrangement at a range of RMB 0.05 ($0.006) to RMB 0.08 ($0.01) per message network fee. In 2006, we paid on average RMB 0.065 ($0.008) per message network fee to China Mobile. Similarly, we pay China Unicom and its provincial affiliates a per message network fee of approximately RMB 0.05, to the extent the messages we send exceed the number of messages sent to us by our customers. China Telecom and China Netcom also apply a sliding scale charge arrangement at a range of RMB 0.03 ($0.004) to RMB 0.05 ($0.006) per message network fee. In 2006, we paid on average RMB 0.03 per message network fee. For MMS under China Mobile, the applicable charge to us is currently RMB 0.20 ($0.026) per message network fee.
          We do not collect fees for our services from the operators in a number of circumstances, including if:
•	the delivery of our service to a customer is prevented because his or her mobile phone is turned off for an extended period of time, the customer’s prepaid phone card has run out of value or the customer has ceased to be a customer of the applicable operator,

•	the operators experience technical problems with its network which prevent delivery of our services to the customer,

•	we experience technical problems with our technology platform that prevent delivery of our services, or

•	the customer refuses to pay for our service due to quality or other problems.
          These are known as billing and transmission failures. We do not recognize revenue for our services which are deemed to be billing and transmission failures.
Term and Termination and Other Material Provisions
          The term of our contracts with the operators is generally one to two years. We usually renew these contracts or enter into new ones when the prior contracts expire, but on occasion, the renewal or new contract can be delayed by periods of one month or more. The agreements can also be terminated in advance for a variety of reasons which vary among the individual contracts with the operators, including, for example, where we breach our obligations under the contract, a high number of customer complaints are made about our services or we cannot satisfy the operational or financial performance criteria established by the applicable operator. Several of our contracts with the operators can be terminated for no reason upon advance written notice.
          Generally, our contracts with the operators are silent on the arrangements relating to payment from the operators in the event such contracts are not renewed. Payment and billing disputes, if any, will therefore be resolved in accordance with the provision in the contracts which generally provides that parties shall resolve disagreements through amicable negotiation (where such provision survives the termination of the respective agreements) or through court proceedings if amicable resolution cannot be reached.
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

We pay STAR TV a pre-determined percentage of the total net revenue generated from our services incorporating the content provided by STAR TV. The current term of our agreement with STAR TV terminates in June 2007.

•	Local game manufacturers — We have licenses from several local game manufacturers to use their games in our services, such as a wireless Java version of the popular MMORPG game Counter Strike and other games such as Guilty Gear X and Hammer and Sickle. We pay these game manufacturers a percentage of the revenues received from the operators from each game.

•	Shin Chan — We have sublicensed the popular Japanese cartoon series, Shin Chan, and have developed localized animated MMS messages and cartoon strips based on the characters from that series. We pay this sublicensor a percentage of the revenues received by the operators with respect to services incorporating the Shin Chan content. This agreement terminates in July 2006 and will be automatically renewed for an additional year unless either party objects.
Audio-related Services
•	EMI Music — We are the non-exclusive provider of EMI’s catalog of music, which includes more than 5,000 songs by popular artists, for ringback services. We pay EMI Music the higher of (i) a fixed rate multiplied by sales volume (i.e., the number of music content provided to users) and (ii) a percentage of the revenues attributable to the services incorporating EMI’s music content. These variable fees are offset against a one-time fee also paid to EMI Music. The current term of our agreement with EMI Music will terminate in August 2007.

•	Universal Music — We have a non-exclusive license from Universal Music Mobile HK Limited through its local registered company, to provide Universal Music’s catalog via ringback tones and true tones. Under the agreement, we are obligated to pay a (i) non-refundable advance which can be recouped by royalties generated on or before March 2006, (ii) minimum guaranteed amount as well as a percentage of the revenue we receive with respect to the related services after we have recouped the minimum guaranteed amount. The current term of our agreement with Universal Music terminates in December 2007.

•	Warner Music — We have a non-exclusive license from Warner Music Taiwan Limited to provide Warner Music’s Taiwan catalog via ringback tones, true tones and our IVR services. Under the agreement, we are obligated to pay a minimum guaranteed amount as well as a percentage of the revenue we receive with respect to the related services after we have recouped the minimum guaranteed amount. Our agreement with Warner Music terminates in November 2007.

•	R2G Company Ltd. (“R2G”) – We have a non-exclusive license from R2G to use the songs for which R2G has the distribution rights for our ring tone and ring back services. Under the agreement, we are obligated to pay R2G a nonrefundable one-time fee as well as a percentage of the gross revenues received from the operators after we have recouped the one-time fee. The agreement with R2G terminated in June 2007 and the parties are negotiating the terms and condition of a renewal of the license.
SALES AND MARKETING
          We sell and market our services principally to and through the operators as described below under the heading “Operator Channels.” We also sell and market through our Web sites, promotional events, direct marketing, media advertising and other activities as described below under the heading “Non-Operator Channels.”
          In both the operator and non-operator channels we cross-sell to users of our SMS-based services to migrate them to our premium 2.5G services, such as MMS and WAP services. For further information on the risks associated with our cross-selling activities, please see Item 3.D. “Risk Factors — Risks Related to Our Company — Changes in the policies of the operators and in their enforcement of their policies have resulted in our having to pay additional charges to the operators, and further changes could materially and adversely impact our revenue, profitability and financial condition in the future.”
Operator Channels
          General. Substantially all of our services are provided through the operators’ networks, and the operators collect all fees for our services from the ultimate users. As of December 31, 2006, we also had approximately 182 sales professionals located in 31 provinces, of whom a majority are based in the eastern and southern regions of China to work closely with the operators at the provincial and local level.
          WAP. Our relationships with China Mobile and China Unicom allow us to promote our WAP services to the operators’ provincial affiliates. Both the provincial- and national-level WAP portals of China Mobile and China Unicom are organized much like the pages of an Internet Web site, with the services of third party service providers such as our company listed by category on various segregated WAP pages within each operator’s WAP portal. See Item 3.D. “Risk Factors — Risks Related to Our Company — If China Mobile and China Unicom do not change their policies regarding how service selections appear on their WAP portals, we may have difficulty increasing the popularity of our WAP services, which could adversely affect our future revenue growth and profitability.”
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
          We have services embedded in STK cards offered in 17 and 3 provinces and municipalities by China Mobile and China Unicom, respectively. For information on the risks associated with these services, please see Item 3.D. “Risk Factors — Risks Related to Our Company — The operators may not authorize our services to be offered on their networks if we fail to achieve minimum customer usage, revenue and other criteria.”
Non-Operator Channels
          We also focus on non-mobile operator sales and marketing activities, such as:
•	promoting our Web sites to potential users as a fun, easy-to-access place to request our wireless content and applications,

•	hosting promotional events around China with one of the operators at which we create brand awareness by interacting with consumers to educate them about our services and distributing Linktone-branded souvenirs,

•	engaging in direct marketing to mobile phone users by, for example, including advertising inserts in users’ bills from the operators,

•	utilizing our database of users to create targeted marketing campaigns,

•	advertising in youth and lifestyle magazines and other traditional print and other media channels,

•	cooperating with retail vendors of mobile handsets to offer our services to purchasers, and

•	conducting integrated marketing campaigns with traditional media companies and multi-national corporations.
          We have also entered into agreements with 15 Chinese mobile handset manufacturers and handset design houses to embed certain of our telecom value-added services into their handsets for end-users’ easy access.
INFRASTRUCTURE AND TECHNOLOGY
          We have developed a flexible and scalable platform with open and adaptive technology. Our Intelligent Application Gateway, or LT-IAG, is a unified platform supporting multiple protocols, networks and billing solutions, with high scalability, load balancing, intelligent session management and performance measurement. Through this platform, we are able to interconnect and provide all major types of 2G, 2.5G and audio-related services through the networks of the operators. It also allows us to monitor our services and their delivery to the operators’ networks on a real-time basis which allows us to optimize the efficiency of our system and quickly address any problems. The platform is equipped with an open application interface for rapid connectivity by third party content providers and access to multiple channels for SMS, MMS, WAP and Web connectivity. LT-IAG is connected to the operators’ network on a pan-China basis.
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
          Our websites and services are made available primarily through network servers located in the facilities of China Telecom’s Shanghai affiliate, China Unicom’s affiliates in Beijing, Guangzhou, Chongqing and Shanghai, and China Mobile’s affiliates in Beijing, Hebei and Shanghai. As of December 31, 2006, there were 120 such network servers, running on a Linux-based operating system. We lease dedicated lines with 5 megabits per second capacity from China Telecom and shared lines with 100 megabits per second capacity from China Mobile, China Unicom and China Telecom.
COMPETITION
          We compete principally with three groups of telecom value-added service providers in China. The first group is comprised of companies which, like Linktone, focus primarily or entirely on this market and offer a wide range of services. These include participants such as KongZhong Corporation, Hurray! Holding Co., Ltd., MTone Wireless and Newpalm (a subsidiary of Chinadotcom), as well as smaller companies such as Any8 and 263.net. These competitors are generally characterized by strong market knowledge and, in some cases, well-developed relationships with the operators on a local and national basis. They also tend to focus on entertainment-related services.
          The second group is comprised of the major Internet portal operators in China, including TOM Online Inc., which is an affiliate of Internet portal operator TOM Group Limited, and publicly-listed companies such as SINA CORP. and Sohu.com Inc. The Internet portals leverage their existing strength in aggregating content, marketing and cross-selling among their established Internet user base to promote telecom value-added services. Each of SINA CORP., Sohu.com Inc. and TOM Online Inc. is significantly better capitalized than our company.
          The third group is comprised of niche service providers, such as TENCENT Inc., Enorbus Technologies and Solute Wireless, which focus primarily on a particular market segment or application, such as wireless instant messaging, that often builds on a pre-existing competency in the sector.
          We may also face competition from companies in China which offer online services and are expanding to various degrees into telecom value-added services, such as Shanda Interactive Entertainment Limited, which primarily focuses on Internet-based games but which also offers wireless games.
          International wireless companies, such as Nokia, come2us and Cybird, and international Internet portal operators, such as Yahoo!, Lycos and AOL, who are or may be attempting to enter the Chinese market could also present significant competition for us. These international competitors have had only limited success, however, in penetrating the Chinese telecom value-added services market to date.
          Several of our competitors have longer operating histories in China, greater name and brand recognition, larger customer bases and databases, significantly greater financial, technological and marketing resources and superior access to original content than we have. As a result, our existing competitors may in the future achieve greater market acceptance and gain additional market share. In addition, it is possible that the operators could decide to provide their own portfolio of content and services to their users themselves and deny network access to third party service providers such as our company. Please refer to Item 3.D. “Risk Factors — Risks Related to Our Company — We may face intense competition” for a more detailed discussion of the risks we face from our competitors.
GOVERNMENT REGULATION
          The following is a summary of the principal governmental laws and regulations that are or may be applicable to wireless service providers like us in China. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of laws, particularly with regard to telecom value-added services, which is an emerging industry in China. For a description of the regulatory risks related to our business, please see Item 3.D. “Risk Factors — Risks Related to Our Company — Changes in the policies of the operators and in their enforcement of their policies have resulted in our having to pay additional charges to the operators, and further changes could materially and adversely impact our revenue, profitability and financial condition in the future;” “Risk Factors — Risks Related to Our Industry — The Chinese government or one or more of the operators may prevent us from distributing and we may be subject to liability for, content that any of them believe is inappropriate;” “Risk Factors — Risks Related to Our Industry — The Telecommunication laws and regulations in China are evolving and subject to interpretation and may change in the future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties;” “Risk Factors — Risks Related to Our Industry — The regulation of Internet Web site operators is also unclear in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations;” “Risk Factors — Risks Related to Our Company — Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations which could adversely affect our ability to operate our business effectively or at all;” and “Risk Factors — Risks Related to Doing Business in China — Recent Chinese regulations relating to acquisitions of Chinese companies by foreign entities may limit our ability to acquire Chinese companies and adversely affect the implementation of our acquisition strategy as well as our business and prospects.”
Regulation of Telecommunication Services
          The telecommunications industry, including certain telecom value-added services, is highly-regulated in China. Regulations issued or implemented by the State Council, MII, and other relevant government authorities cover many aspects of telecommunications network operation, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.
          The principal regulations governing the telecommunications services business in China include:
•	Telecommunications Regulations (2000), or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in China as either infrastructure telecommunications businesses or value-added telecommunications businesses. The latter category includes SMS and other telecom value-added services. Under the Telecom Regulations, certain services are classified as being of a value-added nature and require the commercial operator of such services to obtain an operating license, including telecommunication information services, online data processing and translation processing, call centers and Internet access. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China.

•	Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2002), or the FI Telecom Regulations. The FI Telecom Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecom enterprise. Under the FI Telecom Regulations, a foreign entity is prohibited from owning more than 50% of the total equity in any value-added telecommunications business in China.

•	Administrative Measures for Telecommunications Business Operating License (2001), or the Telecom License Measures. Under the Telecom License Measures, an approved value-added telecommunications service provider must conduct its business in accordance with the specifications recorded on its Telecom Business Operating License.
          Regulation of SMS Services. On April 15, 2004, MII promulgated a Circular on Certain Issues regarding Standardization of SMS Services, or the Circular. The Circular requires all service providers to obtain appropriate operating licenses before they can provide telecom value-added services through the networks of the operators in China. Pursuant to the Circular, in the promotion of SMS services, mobile operators and service providers in China are required to prominently feature descriptions of standards and methods by which users will be charged for the services they order and how they may cancel their orders. Monthly subscriptions to SMS services must be specifically confirmed by users. Any message sent by a service provider to a user to confirm an order must include a schedule of charges applicable to the service such user has ordered. If the user does not confirm an order, the order is deemed cancelled. Providers of SMS services must provide such services strictly according to users’ orders, and may not alter the number of such SMS messages, the frequency at which the messages are sent, or the methods through which users pay for the services. The Circular also required mobile operators and service providers to implement a series of measures before May 15, 2004 that would make it easier for users to cancel their SMS services. If a user disputes any charges for SMS services or complains about the quality of the services, the operator is required to refund such user’s payment for the services if it is unable to assign responsibility for the problem to another party within 15 days. In addition, service providers are required to review the content in the process of collecting, developing, processing and sending any message. The message must not contain any content prohibited by the state. Provisions in this Circular apply to SMS services provided by fixed line operators as well.
          On March 30, 2005, MII promulgated the Telecommunications Service Standards, or the Standards. The Standards contain the minimum quality standards for telecommunication services to be provided to customers, with detailed and specific standards for each category of telecommunication services. Schedule 6 of the Standards sets forth requirements that shall be observed in providing information services, including voice messages and SMS services. The requirements applicable to SMS services contained in Schedule 6 have largely repeated those contained in the Circular, with additional requirements, among others, that an SMS service provider shall ensure a 95% accuracy rate for the message transmission and that the SMS service provider shall set up a publicly available hotline for customer service.
          While we believe this recent focus on compliance and service initiatives will result in a stronger, more orderly market in the long-term, it has also resulted in service and billing suspensions and in our having to pay certain charges to the operators for our inadvertent contravention of the foregoing rules and the operators’ own policies. We continuously monitor our SMS services in order to minimize the possibility of a violation of the Circular and the Standards.

          In addition to regulations promulgated at the national level by the Chinese government, local offices of MII, have issued provisional regulations requiring SMS service providers to obtain licenses from or register with it before providing SMS service within the city. Our affiliates, Unilink, Weilan, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Ling Yu hold inter-provincial value-added telecommunication services licenses issued by MII.
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
          Unilink and Wang You have acquired this license.
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
          Regulation of Internet Content Services. As a telecom value-added services provider, we do not engage in the Internet portal business which typically involves the provision of extensive Internet content services, including Chinese language web navigational and search capabilities, content channels, web-based communications and community services and a platform for e-commerce, such as auction houses. Weilan registered with the Shanghai Telecommunication Administration Bureau in November 2003 to provide commercial services, which are generally limited to the marketing and sales of our telecom value-added services, at the Linktone websites.
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
          Regulation of Foreign Direct Investment in Internet and Telecommunications Businesses. On July 13, 2006, MII issued a notice with the purpose of increasing the regulation of foreign investment in and operations of value added telecommunications services which includes internet and telecommunications businesses in China. The regulations require Chinese entities (or shareholders of such Chinese entities) to own and control the internet domain names and registered trademarks, and to have servers and other equipment used to host and operate web-sites and conduct business. The ownership requirements functionally limit foreign direct and indirect ownership and control of the intellectual property of these businesses even when attempted through various parallel control, licensing, use and management agreements. Failure to comply may cause MII to terminate a telecommunications license or otherwise modify existing agreements or require the disposition of the assets by the foreign entity.
          Regulation of News Dissemination through SMS Services. On November 17, 2000, the Internet News Measures were promulgated by the State Council News Office and the MII. These measures stipulate that general web sites established by non-news organizations may publish news released by certain official news agencies if such web sites satisfy the requirements set forth in Article 9 of the measures and have acquired the requisite approval, but may not publish news items produced by themselves or news sources from elsewhere. All the news that we publish and disseminate originates from official news agencies approved by the PRC government.
          On September 25, 2005, the State Council News Office and the MII jointly promulgated the Regulations on Administration of Internet News Services, or the “Internet News Regulations.” According to the Internet News Regulations, all companies not established by news organizations that intend to carry on dissemination of news on major political, economic, military and diplomatic events must obtain approval from the State Council News Office and must satisfy the minimum requirements of a registered capital of no less than RMB10,000,000 and other requirements relating to internal control systems and competent personnel in respect of such company.

          The State Council News Office and MII have not specified whether the Internet News Measures and Internet News Regulations apply to dissemination of news through SMS, MMS, WAP, JavaTM or other wireless technologies. In addition, pursuant to a circular issued by the Shanghai Communications Administration, distribution of news contents through wireless applications such as SMS must be approved by relevant government agencies in charge.
          Regulation of Online Publication. The State News and Publications Administration, or SNPA, is the government agency responsible for regulating publishing activities in China. On June 27, 2002, MII and SNPA jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require Internet publishers to secure approval from SNPA. The term “Internet publishing” is defined as an act of online dissemination whereby Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) and subsequently post the same on the Internet or transmit the same to users via the Internet for browsing, use or downloading by the public.
          SNPA and MII have not specified whether the aforementioned approval in the Internet Publishing Measures is applicable to dissemination of works through SMS, MMS, WAP, JavaTM or other wireless technologies. If, in the future, SNPA and MII clarify that the Internet Publishing Measures are applicable to telecom value-added telecommunications services operators or issue new regulations or rules regulating wireless publishing, we may need to apply for a license or permit from governmental agencies in charge of publishing. We cannot assure you that such application would be approved by the relevant governmental agencies.
          SNPA and the State Administration of Copyright issued the Circular of Implementation of the Decision of the State Council on Authority of Approval of Publication of Electronic and Internet Game Products, or the Game Publication Circular, on July 27, 2004. Pursuant to the Game Publication Circular, Internet game publication products include game software that can be reviewed, used or downloaded by mobile phones through the Internet. Importation of Internet game publication products must be approved by the provincial government agencies in charge of publication and then approved by SNPA.
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

          On January 26, 2005, the SAIC and MII jointly promulgated a Circular Regarding the Prohibition of Advertisements for Voice Messages, SMS and other Information Services Which Contain Unhealthy Content, or the SMS Advertising Circular. The SMS Advertising Circular prohibits advertisement of information services with pornographic, obscene, superstitious and other unhealthy content, or advertisements that are misleading in pricing and payment terms of information services. The SMS Advertising Circular further provides that information service providers and advertising companies involved in the dissemination of advertisements for information services with pornographic, obscene, superstitious and other unhealthy content, or advertisements that are misleading in pricing and payment terms of information services will be subject to penalties by relevant authorities pursuant to PRC advertising regulations, and that information service providers providing unhealthy contents will be subject to administrative and other measures by telecommunications authorities, the public security authorities and national security authorities in accordance with Telecommunications Regulations (2000) and other applicable laws and regulations.
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
          On May 14, 2004, the MOC promulgated a Circular on Strengthening Censorship of Content of Online Game Products, or the Online Game Circular, which is applicable to online game products disseminated through either Internet or wireless (mobile) networks. The Online Game Circular requires all entities operating imported online game products to obtain an Internet culture operation license issued by the MOC, which will strictly examine the content of any online game products to be imported. Any imported online game product, as well as any material upgrades or software patches, must be reviewed by the MOC (specifically by its Content Censorship Committee for Imported Online Game Products) before such products may begin operation. Unilink and Wang You each has already acquired an Internet culture operation license from the MOC.
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
SAFE Regulations on Mergers and Acquisitions and Employee Stock Options
          SAFE issued a public notice in January 2005 concerning foreign exchange regulations on mergers and acquisitions in China. The public notice stated that if an offshore company controlled by PRC residents intends to acquire a PRC domestic company, such acquisition will be subject to strict examination by the relevant foreign exchange authorities. The public notice also stated that the approval of the relevant foreign exchange authorities is required for any sale or transfer by PRC residents of a PRC domestic company’s assets or equity interests to foreign entities, such as us, for equity interests or assets of the foreign entities. In April 2005, SAFE issued another public notice. In accordance with the April notice, if an acquisition of a PRC company by an offshore company controlled by PRC residents has been confirmed by a Foreign Investment Enterprise Certificate prior to the promulgation of the January notice, the PRC residents must each submit a registration form to the local SAFE branch with respect to their respective ownership interests in the offshore company, and must also file an amendment to such registration if the offshore company experiences material events, such as changes in the share capital, share transfer, mergers and acquisitions, spin-off transaction or use of assets in China to guarantee offshore obligations. The April notice also provided that failure to comply with the registration procedures set forth in the April notice may result in a restriction on the PRC company’s ability to distribute profits to its offshore parent company and to increase its registered capital. On October 23, 2005, SAFE issued a new public notice, known as Notice 75, which became effective on November 1, 2005. The new notice repealed the January and April 2005 SAFE notices, effective from November 1, 2005. The new notice also required every PRC resident to register with the local SAFE branch before setting up a special purpose company outside of China. PRC residents who had set up or controlled such special purpose offshore companies before November 1, 2005 are required to register with the local SAFE branch before March 31, 2006. Failure to register with SAFE will subject such PRC residents to personal liability, and may also limit our ability to contribute additional capital into our PRC subsidiary or our subsidiary’s ability to distribute dividends to us, or otherwise adversely affect our business.
          To implement Notice 75, SAFE issued an implementation notice in May 2007, or Circular 106. Circular 106 specifies the circumstances under which PRC residents are required to comply with Notice 75 and the procedures of compliance. Under Circular 106, in the event a PRC resident failed to file for the relevant investment foreign exchange registration under Notice 75 by March 31, 2006 with respect to an overseas entity, any dividends remitted by the domestic subsidiary to such overseas entity since April 21, 2005 will be deemed as an evasion of foreign exchange purchase rules, and such act is illegal. The domestic company and its actual controlling person(s) may be fined. In addition, under Circular 106, failure to comply with the registration procedures set forth in Notice 75 and Circular 106 may result in restrictions on the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. While we have not seen precedents SAFE penalized the violating parties, if the Circular 106 is fully implemented, failure to register with SAFE may significantly limit our PRC subsidiaries’ ability to distribute dividends to us.
          On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rule. The purpose of the Stock Option Rule is to regulate foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and stock option plans of overseas listed companies. According to the Stock Option Rule, if a PRC domestic individual participates in any employee stock holding plan or stock option plan of an overseas listed company, a PRC domestic agent or the PRC subsidiary of such overseas listed company shall, among others things, file, on behalf of such individual, an application with SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises as PRC domestic individuals may not directly use overseas funds to purchase stock or exercise stock options. Concurrent with the filing of such application with SAFE, the PRC subsidiary shall obtain approval from SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by SAFE. The PRC subsidiary also is required to obtain approval from SAFE to open an overseas special foreign exchange account at an overseas trust bank to hold overseas funds used in connection with any stock purchase.
          All proceeds obtained by PRC domestic individuals from sales of stock shall be fully remitted back to China after relevant overseas expenses are deducted. The foreign exchange proceeds from these sales can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If the stock option is exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to the special foreign exchange account.
          Although the Stock Option Rule has been promulgated recently and many issues require further interpretation, we and our PRC employees who have been granted stock options will be subject to the Stock Option Rule. If we or our PRC employees fail to comply with the Stock Option Rule, we and/or our PRC employees may face sanctions imposed by foreign exchange authority or any other PRC government authorities.
          In addition, the General Administration of Taxation recently has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.
New Mergers and Acquisitions Rules
          On August 8, 2006, the Ministry of Commerce, the CSRC and four other PRC authorities at the state level promulgated the New M&A Rules, which came into effect on September 8, 2006.
          Under the New M&A Rules, equity or assets merger and acquisition of PRC enterprises by foreign investors shall be subject to the approval from the Ministry of Commerce or its competent local branches. In particular, a share swap between a foreign investor and a PRC enterprise shall be subject to the approval of the Ministry of Commerce, and the share swap would not be approved unless such foreign investor is a listed company or an offshore SPV. As defined in the New M&A Rules, an SPV is an offshore company that is directly or indirectly, established or controlled by PRC entities or individuals for the purposes of an overseas listing. In addition, the listing of the SPV shall be completed within one year after the issuing date of the business license of the PRC enterprise acquired by the SPV.
          Under the New M&A Rules, the listing of an SPV is subject to prior approval of the CSRC. On September 21, 2006, the CSRC promulgated Guidelines on Domestic Enterprises Indirectly Issuing or Listing and Trading Their Stocks on Overseas Stock Exchanges, which emphasize that SPVs referred to in the New M&A Rules are subject to CSRC approval.

C. Organizational Structure
          For information on our organizational structure, see Item 4.A. of this annual report under the headings “History and Development of the Company” and “Recent Developments” and Item 5 of this annual report under the headings “Our Corporate Structure” and “Arrangements with Consolidated Affiliates.”
D. Property, Plant and Equipment
          Our principal executive offices are located in Shanghai, where we lease approximately 3,102 square meters under a lease agreement that expires in August 2007 at an effective annual rent of approximately $453,021. Our primary branch office is located in Beijing, where we currently lease approximately 3,504 square meters under a lease agreement that expires in February 2009 at an effective annual rent of approximately $467,981. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans. We also have other branch or representative offices in Guangzhou, Hangzhou, Chongqing, Shenyang, Nanjing, Jinan, Wuhan and Xi’an.
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
Overview
          We provide entertainment-oriented telecom value-added and cross media services to both consumers and mobile phone users in China. Our revenues are primarily derived from the sale of various 2G and 2.5G data related services, such as Short Messaging Services (“SMS”), Multimedia Messaging Services (“MMS”), Wireless Application Protocol (“WAP”) and Java TM (“Java games”), and audio-related services, such as Interactive Voice Response Services (“IVR”) services and color ring-back tones (“RB”), to consumers through the mobile networks operated by China Mobile and, to a lesser extent, China Unicom, China Telecom and China Netcom. We receive our revenues principally in the form of payments from these telecommunication network operators after the users have paid for our services and the operators have deducted their service and network fees. Users pay for our services by monthly subscription and/or on a per usage basis.

          Our cross-media strategy focuses on the development of new and traditional media channels while using our core wireless platform to reach a broader audience. We believe that this will provide us with unique content and distribution channels that offer revenue potential in areas of advertising and content distribution. We began executing on this strategy in the fourth quarter of 2006 with our entry into agreements with the CYL under which we serve as the exclusive advertising agent for QTV. We generated $0.3 million in revenues from selling satellite television advertising time slots and program sponsorship in the fourth quarter of 2006.
          We achieved net income of $6.8 million for 2006, compared to net income of $12.4 million for 2005. For 2006, we generated $79.8 million in gross revenues, compared to $73.6 million for 2005, representing an increase of 8.4%. The table below sets forth our gross revenues by service category in 2006, 2005 and 2004:

	Year ended December 31,
	2004	2005	2006
	$ million	$ million	$ million
2G services	40.2	46.7	44.6
Audio-related services	3.7	17.0	21.5
2.5G services	6.4	8.3	11.7
Casual games	—	1.4	1.5
Advertising	—	—	0.3
Others	—	0.2	0.2

Total revenue	50.3	73.6	79.8

          Our gross revenues increased primarily as a result of an increase in the number of paying users, particularly for our audio-related services and some of our 2.5G services. In particular, our audio-related revenues increased by 26.5% to $21.5 million in 2006 from $17.0 million in 2005, primarily due to our ongoing efforts to attract new users through enhanced promotions, especially print and broadcast media channels. Our 2.5G revenues increased by 41.0% to $11.7 million in 2006 from $8.3 million in 2005, primarily due to increased sales of WAP and Java games services. Our WAP and Java revenues grew significantly in 2006 from a small contribution in 2005, and our gross revenues in 2006 included a new revenue stream beginning in the fourth quarter from television advertising which totaled $0.3 million.
          These increases were partially offset by a decrease in our revenues from MMS and SMS due to policy changes implemented by China’s mobile operators as discussed further below. In 2006, our 2G, audio-related and 2.5G services accounted for $44.6 million, $21.5 million and $11.7 million of our gross revenues, or 55.9%, 26.9% and 14.7%, respectively. This compares to our 2G, audio-related and 2.5G services revenues for 2005, which accounted for $46.7 million, $17.0 million and $8.3 million of our gross revenues, or 63.5%, 23.1% and 11.3%, respectively.
          The presentation of our financial results in this annual report is affected by the fact that we, like other companies in the telecom value-added services industry in China, do not receive or recognize revenue for services we provide that are characterized as billing and transmission failures. These failures primarily result from the users’ mobile phone being turned off, the users experiencing problems with the mobile operators’ networks or our system or other issues, which, in each case, prevent delivery of our services to our users. The mobile operators’ monthly statements to service providers regarding the services provided through their networks currently do not contain billing and transmission failure information on either an aggregate or a service-by-service basis. Although we maintain our own records for reporting the services provided, and we receive separate monthly statements from the mobile operators for each category of service platform (i.e., SMS, MMS, WAP, Java games, IVR and RB services), we can only estimate our actual gross revenues and cost of services by specific service because we are unable to confirm which specific service we transmitted that resulted in billing and transmission failures. Consequently, we are not able to determine the aggregate amount of billing and transmission failures or definitively calculate and monitor service-by-service gross revenue, margins and other financial information and also cannot definitively determine which of our services are or may be profitable.
     The major factors affecting our results of operations and financial condition include:
•	Growth of the Telecom value-added Services Market in China. Our financial results have been, and we expect them to continue to be, affected by the growth in the telecom value-added services market in China, particularly growth in the audio-related and 2.5G market in China. Wireless telephony has become an increasingly important medium of communication. According to the Ministry of Information Industry, the number of mobile subscribers in China increased from 43.2 million as of the end of 1999 to 461.8 million as of December 31, 2006. In 2006, SMS services continued to represent the majority of the telecom value-added services market in China, with approximately 429.7 billion SMS messages sent in 2006. We expect the market for audio-related and 2.5G services to continue to grow at a faster rate than the market for 2G services for the foreseeable future, and our future revenue growth will depend to a significant extent on our continued expansion into the audio-related and 2.5G service markets.

•	Changes in Mobile Operator Policies or the Manner in Which They are Enforced. In order to reduce subscriber complaints, increase overall customer satisfaction and promote healthy development of the telecom value-added services industry, China’s mobile operators introduced significant changes to their operating policies in July 2006. These changes were in accordance with policy directives from the MII. For example, China Mobile’s new operating policies require that we send double confirmations for new subscriptions and a reminder to existing monthly subscribers of their subscription and fee information, and that inactive users are cancelled. China Unicom also began to require double confirmations on new subscriptions beginning in September 2006. Changes in these policies have, among other things, enabled monthly subscribers to more easily cancel our services and required us to automatically terminate subscription services for our inactive users. These policy changes by the mobile operators beginning in 2005 and as described above negatively affected our revenue from 2G and one of our 2.5G services in 2006. The mobile operators may implement further measures in response to current or future policy directives of MII, which may have a negative material impact on the Company’s business, results of operations and financial position.

•	Operator Service Agreements with China Mobile, China Unicom, China Telecom and China Netcom. Our ability to generate revenue and the terms under which we deliver our services depend to a large extent on our ability to maintain good relationships with the national, provincial and local offices of China Mobile and to a lesser extent, China Unicom, China Telecom and China Netcom and to differentiate our services through, among other things, innovative product development and appealing content from domestic and international content providers.

Each operator charges us service fees from the gross revenues generated by our services. In addition, to the extent the number of SMS or MMS messages sent by us over China Mobile’s network exceeds the number of SMS or MMS messages our customers send to us, we must also pay a per message network fee. We also pay China Unicom, China Telecom and China Netcom network fees in most provinces on the same basis. These service and network fees are reflected in our cost of services, and as our business has grown, these costs have increased from $19.0 million in 2005 to $20.4 million for 2006. Each operator could alter any of the terms of our service agreements with them or terminate the agreements for a variety of reasons in the future, including, for example, to increase their service or network fees to enhance their profitability at the expense of service providers.

•	Costs Associated with Content Provider Relationships. Our telecom value-added services include the delivery of third-party content, such as Shin Shan cartoons, certain Java games and music downloads for ringtones and ringbacks, to our end user customers. We provide this content typically based on revenue sharing arrangements under which we pay third-party content providers an agreed percentage of the estimated revenues realized from products incorporating their content. Most of our content licenses have a limited term, and grant us non-exclusive rights. Given the high demand for engaging, trendy content in the China telecom value-added services market, we have limited leverage to negotiate significantly more favorable terms with third-party content providers. Payments to third party content providers were $7.5 million and $7.8 million in 2005 and 2006, respectively. Our net income could be adversely affected in future periods if revenue share payments continue to increase, both in absolute terms as well as a percentage of our gross revenues.

•	Marketing Expenses. In order to maintain visibility and demand for our SMS and IVR products and our competitive position in the market, we need to make continued investments in media advertising and integrated co-marketing. Our media advertising is typically in the form of TV commercials and magazine placements, while our integrated co-marketing typically takes the form of joint cooperation programs with content providers such as TV programming and event sponsorships. Fee rates for our various marketing channels are becoming increasingly more expensive while generating lower levels of gross revenues. Our advertising costs increased from $6.2 million in 2005 to $10.2 million in 2006. Our net income could be adversely affected in future periods if we are not able to effectively manage advertising expenses and maximize the gross revenues we generate from such advertising.

•	Television Advertising and Television Content Production Strategic Initiative. In October 2006, we entered into agreements to serve as the exclusive advertising agent for QTV and to establish a joint venture to produce most of the programming content for QTV. We believe that our advertising and program sponsorship revenues will increase in the future as we and QTV focus on offering a unique combination of traditional television programming and integrated telecom value-added services. We also believe that companies’ advertising budgets will continue to increase as China’s economy continues to grow and as disposable income in households continues to rise. However, our advertising revenue could be adversely affected if we fail to attract advertisers to advertise on our various platforms due to the quality and popularity of our television content or general economic conditions which may have a negative impact on companies’ advertising budgets.

In 2006, we paid $4.8 million for the exclusive right to sell advertising time on QTV until December 2013 and expect to invest approximately $15 million in 2007 in programming and distribution initiatives. However, we believe that our net income in 2007 will be adversely affected as such costs, television program content production costs and other related costs which we will incur in 2007 are not likely to generate a corresponding amount of advertising revenue during this period. In particular, we incurred net losses in the first quarter of 2007.

•	Additional Cross-Media Strategic Initiative. On January 8, 2007, we, through one of our affiliated PRC entities, entered into a contract with DFL to provide interactive telecom value-added services for selected radio and television stations and related internet portals controlled by SMG. We believe that this arrangement will allow us to integrate our services into a wide range of audio and visual content and reach a broad audience. Under the contract, DFL is committed to provide certain content and resources to our affiliated PRC entity, which has advanced $1.3 million in January 2007 to DFL for this project.

In addition, we may from time to time enter into similar new ventures with other strategic partners. Our future results of operations may be materially affected if we fail to realize meaningful returns on our investment in these ventures.
•	Taxes. Certain of our subsidiaries and affiliated Chinese entities enjoy tax exemptions and reduced tax rates. See “Taxation” below. Such tax treatment increases our net income. Our future results could be materially adversely affected if we are not able to maintain similar tax treatment, particularly as a result of the recently adopted revisions to the Chinese income tax law which will go into effect from January 1, 2008.

•	Repurchase of ADSs. On September 7, 2005, the Company’s shareholders authorized the repurchase of up to $15 million worth of American Depositary Shares or ADSs. By June 23, 2006, the Company had purchased 1,866,600 ADSs in the open market for an aggregate purchase amount of $15 million including brokerage commissions, completing the entire share repurchase program. On August 7, 2006, the Company’s board of directors approved a new $20 million stock repurchase program. As of December 31, 2006, the Company had repurchased an additional 1,965,501 ADSs for an aggregate purchase price of $10 million including brokerage commissions.
In summary, our future revenues and results of operations may fluctuate significantly due to a combination of factors, including:

•	regulation of our markets by the mobile operators and the Chinese government (in particular, the MII),

•	terms of our relationships with China Mobile and, to a lesser extent, China Unicom, China Telecom and China Netcom,

•	growth and acceptance of various telecom value-added services that we offer in China, in particular our 2.5G and audio-related services,

•	the level of billing and transmission failures in the provinces where we derive significant portions of our revenue,

•	our ability to expand the content and services that we offer and, in particular, develop and aggregate innovative new content and service offerings not affected by policy changes of the mobile operators,

•	our ability to produce popular television content to attract advertisers and execute our cross media strategy,

•	our ability to continue to acquire users through print, broadcast and other marketing channels in a cost efficient manner,

•	our ability to effectively control operating expenses or make expenditures that effectively differentiate our services and brand in future periods,

•	our ability to realize meaningful returns from strategic partnerships, and

•	general economic conditions in China.
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
          We conduct our business in China solely through our wholly owned subsidiaries, which were Linktone Consulting, Huitong, Linktone Internet, Linktone Software, Wang You, and Ruida in 2006. In order to meet ownership requirements under Chinese law which place certain restrictions on Linktone, as a foreign company, to operate in certain industries such as value-added telecommunication, Internet and advertising services, we maintain control over the following PRC affiliated companies: (i) Weilan; (ii) Unilink; (iii) Yuan Hang; (iv) Cosmos; (v) Zhong Tong; (vi) Lian Fei; (vii) Qimingxing; (viii) Beijing Ojava; and (ix) Ling Yu. In 2007, we established Wei Lian to produce television and interactive wireless programs for QTV. Wei Lian is 60.0% owned by Weilan and 40.0% owned by Lian Fei. It is expected that 51% of Wei Lian’s shareholding will be transferred to CYL.
          Under the current shareholding structure, Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing and Beijing Ojava have inter-provincial value-added telecommunication services licenses issued by the MII. Each of Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing and Beijing Ojava offers our services through one or more of the telecommunications network operators in China. Yuan Hang offers services related to our online gaming business. Ling Yu acts as the exclusive advertising agent and Wei Lian as a television program producer for QTV. We hold no direct ownership interest in these companies.
          We, our Chinese affiliated entities and their respective shareholders are parties to a series of agreements governing the provision of our wireless valued-added and advertising services. In addition, as of December 31, 2006, we had provided long-term interest free loans to the shareholders of our Chinese affiliated entities with an aggregate outstanding balance of approximately $13.1 million. The proceeds from these loans have been used to fund investments in our Chinese affiliated entities. See “Arrangements with Consolidated Affiliates” below.
          Our primary internal source of funds is dividend payments from our wholly owned subsidiaries in China and British Virgin Islands, Linktone Consulting, Huitong, Linktone Internet, Linktone Software, Brilliant, Wang You, Ojava Overseas Ltd. (“Ojava Overseas”) and Ruida. Under current Chinese tax regulations, dividends paid to us from Chinese entities are not subject to Chinese income or withholding tax. However, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under the new Chinese income tax law which will go into effect from January 2008, such dividends paid to foreign investors may be subject to income or withholding tax. Much of the detailed implementation guidance has yet to be provided by the China government, and we are currently evaluating the impact of these changes to us. See “Risk Factors — Risks Related to Doing Business in China — We may be treated as a resident enterprise for PRC tax purposes after the Enterprise Income Tax Law becomes effective on January 1, 2008, which may subject us to PRC income tax for any dividends we receive from our subsidiaries and our business could be adversely affected” and “- Taxation” below. Under current Chinese law, Linktone Consulting, Huitong, Linktone Internet, Linktone Software, Wang You and Ruida are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. Dividends paid to us by Brilliant and Ojava Overseas, which were incorporated in the British Virgin Islands, are not subject to tax.
Arrangements with Consolidated Affiliates

          Current Chinese laws and regulations impose significant restrictions on foreign ownership of value-added telecommunication, online gaming and advertising services businesses in China. Therefore, we conduct substantially all of our operations in China through a series of agreements with our affiliated Chinese entities, which were Weilan, Unilink, Yuan Hang, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Ling Yu in 2006. These companies are variable interest entities (VIEs) under FASB Interpretation No. 46R, or FIN 46R, and accordingly, have been consolidated into our financial statements. Transactions between these entities and our company and subsidiaries are eliminated in consolidation.
          We believe that the terms of these agreements are no less favorable than we could obtain from disinterested parties. The material terms of the agreements among us, our respective affiliated Chinese entities and their shareholders are substantially identical except for the amount of the loans extended to the shareholders of each entity and the amount of license fees paid by each entity. We believe that the shareholders of our affiliated Chinese entities will not receive any personal benefits from these agreements, except as shareholders of our company. The principal terms of these agreements with our affiliated Chinese entities are described below.
          Powers of Attorney. Each of the shareholders of our affiliated Chinese entities have irrevocably appointed Colin Sung, chief financial officer of Linktone Ltd., as attorney-in-fact, to vote on their behalf on all matters on which they are entitled to vote with respect to affiliated Chinese entities as the case may be, including matters relating to the transfer of any or all of their respective equity interests in our affiliated Chinese entities and the appointment of the directors and general manager of our affiliated Chinese entities. The term of each of the powers of attorney is 10 years. These powers of attorney do not extend to votes by the shareholders of our company or subsidiaries.
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
          Exclusive Consulting Services Agreements. We provide some of our affiliated Chinese entities with exclusive consulting services related to legal, finance, human resources and office administration. The term of these services agreements is renewable every year. We charged Weilan, Unilink, Yuan Hang, Cosmos, Lian Fei, Zhong Tong and Qimingxing an aggregate fee of $2.1 million for these services in 2006. The service fees payable to us are subject to our adjustment from time to time based on the actual operating results of our affiliated Chinese entities.
          Trademark, Domain Name and Software License Agreements. In 2006, we granted Weilan and Unilink a license to use our domain name (www.linktone.com) and our registered trademarks. Linktone Consulting has also granted Weilan and Unilink licenses to use certain of its domain names. The licensee of each of the licenses described above pays us an annual license fee of RMB10,000 ($1,254). Because of the insignificant amounts involved, we waived these fees in 2006. In addition, Huitong and Linktone Internet have granted Weilan, Unilink, Lian Fei, Zhong Tong and Qimingxing multiple licenses to use various mobile phone software such as software programs relating to our SMS, MMS, WAP, RB and IVR platforms, databases and games. We charged Weilan, Unilink, Lian Fei, Zhong Tong and Qimingxing an aggregate fee of $43.7 million for the use of this software in 2006.
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
          Domain Name Transfer Arrangements. In order to meet local requirements, we transferred to Weilan our ownership right in our domain name (www.linktone.com.cn) in December 2006.
          Contracts Relating to the Exclusive Purchase Right of Equity Interest. Under the Contracts Relating to the Exclusive Purchase Right of Equity Interest among us, each of our affiliated Chinese entities and their respective shareholders, we or our designee has an exclusive option to purchase from each such shareholder all or part of his or her equity interest in our affiliated Chinese entities at book value, to the extent permitted by Chinese law. The term of these agreements is 10 years, renewable by us for an additional 10-year term at our sole discretion.
          Loan Agreements. We have extended interest-free loans to the shareholders of our affiliated Chinese entities for the purpose of investing in our affiliated Chinese entities as registered capital and to make payments to the selling shareholders from whom we acquired certain of our affiliated Chinese entities for settlement of purchase price consideration pursuant to applicable acquisition agreements. The term of these loans in each case is 10 years. The shareholders of our affiliated Chinese entities can only repay the loans by transferring to us or our designees all of their equity interest in the respective affiliated Chinese entity. The following table sets forth the date the loan agreement was entered into, the borrower, the affiliated Chinese entity, the interest, the maturity date and the amount of each loan, as of December 31, 2006.

Date of loan Agreement	Borrower	Affiliated Entity	Interest	Maturity date	Outstanding balance
					(in	(in
					thousands	thousands
					of RMB)	of $)
November 27, 2003	Baoxin Yao	Weilan	None	November 26, 2013	2,798.7	338.1
November 27, 2003	Wenlei Wang	Weilan	None	November 26, 2013	2,365.8	285.8

August 25, 2004	Wenjun Hu	Unilink	None	August 24, 2014	5,000.0	604.1
August 25, 2004	Rong Zhang	Unilink	None	August 24, 2014	5,000.0	604.1

Date of loan Agreement	Borrower	Affiliated Entity	Interest	Maturity date	Outstanding balance
					(in	(in
					thousands	thousands
					of RMB)	of $)
May 31, 2005	Yuming Cai	Yuan Hang	None	May 30, 2015	2,403.9	290.4
May 31, 2005	Xuan Fan	Yuan Hang	None	May 30, 2015	2,403.9	290.4

June 30, 2005	Teng Zhao	Cosmos	None	June 29, 2015	16,953.1	2,073.8
June 30, 2005	Rong Zhang	Cosmos	None	June 29, 2015	16,953.1	2,073.8

June 30, 2005	Jing Wang	Lian Fei	None	June 29, 2015	7,738.6	939.5
June 30, 2005	Rong Li	Lian Fei	None	June 29, 2015	8,928.8	1,083.3

June 30, 2005	Teng Zhao	Zhong Tong	None	June 29, 2015	6,850.6	826.9
June 30, 2005	Jinhua Yuan	Zhong Tong	None	June 29, 2015	6,850.6	826.9

August 31, 2005	Di Qian	Qimingxing	None	August 30, 2015	7,528.5	933.9
August 31, 2005	Lijin Shen	Qimingxing	None	August 30, 2015	7,528.5	933.9

August 15, 2006	Xinyong Ding	Beijing Ojava	None	August 14, 2016	4,000.0	501.7
August 15, 2006	Jun Xi	Beijing Ojava	None	August 14, 2016	4,000.0	501.7

Total					107,304.1	13,108.3
          To the extent these loan agreements relate to loans made to the shareholders of our affiliated Chinese entities in order to make payments to former shareholders of certain of our affiliated Chinese entities, the loan amounts due under such loan agreements may be updated in the future to account for further purchase price considerations that may be payable pursuant applicable acquisition agreements.
          Equity Interests Pledge Agreements. The shareholders of Weilan, Unilink, Yuan Hang, Cosmos, Zhong Tong, Lian Fei, Qimingxing and Beijing Ojava have pledged their respective equity interests in these entities to guarantee the performance and the payment of the service fees by these entities under the Exclusive Consulting Services Agreements and Software License Agreements described above. If our Chinese affiliated entities breach any of their obligations under the Equity Interests Pledge Agreements, we are entitled to sell the equity interests held by the relevant shareholders, and retain the proceeds of such sale or require any of them to transfer to us his or her equity interest in the applicable affiliated entity.
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
          We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our financial statements.
Revenue and Cost of Services Recognition
          Substantially all of our revenues are derived from telecom value-added services to mobile phone users through the platforms of various subsidiaries of the mobile operators. We recognize all revenues in the period in which the service is rendered, provided that persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Fees for these services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered.
          We contract with the mobile operators for the transmission of services as well as for billing and collection services. We measure our revenues based on the total amount paid by our customers, which the mobile operators bill and collect on our behalf. For the transmission, billing and collection services, the mobile operators retain a fixed percentage fee. To the extent that the number of SMS and MMS messages sent by us over the mobile operators’ network exceeds the number of messages our customers send to us, we must also pay a per message network fee.
          The mobile operators provide us statements after month-end indicating the amount of fees that were charged to users for telecom value-added services that we provided during that month and the portion of fees that are due to us in accordance with our contractual arrangements with the mobile operators. The mobile operators deliver these statements to us typically within 20 to 60 days following month-end, and we typically receive payment within 30 to 90 days following receipt of the statement. In addition, we have developed our own internal system that records the number of messages sent to and messages received from mobile users. Generally, there are differences between the expected value of delivered messages and the fees charged by the mobile operators for the delivered messages. These differences may result from the users’ mobile phones being turned off, problems with the mobile operators’ networks or our system or other issues, which prevent delivery of our services to our users. These are known in the industry as billing and transmission failures. We do not recognize revenues for services which result in billing and transmission failures. The ratio of mobile operators’ confirmed revenues generated from our services as a percentage of the expected value of delivered messages based on our own internal records was 103% for 2005 to 101% for 2006, as we became more experienced in our estimation methodology and also took into account input from our sales team. Also, if a user does not pay the applicable fees for our services to the mobile operators, the mobile operators usually will not pay us for those services, and our expenses incurred in connection with such services are included in our cost of services.
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
          For content providers which are paid on a fixed fee basis, we do not incur additional charges as their content is used. Accordingly, billing and transmission failures do not affect our cost of services for services incorporating content from these providers. For 2006, most of our key content providers were paid an initial fee and the revenue share to be paid was first offset against the initial fee until the initial fee was fully utilized and then payment was made based on the revenue share amount agreed with content providers.
          We record our revenues in the period in which the services are performed.
          Approximately 98% and 99.5% of our revenues for the years ended December 31, 2005 and 2006, respectively, were confirmed by monthly statements received by us from provincial mobile operators prior to the finalization of the financial statements for such years.
          Our gross revenues include the gross amounts billed to customers, rather than the amounts billed net of the mobile operators’ service and other fees. According to Emerging Issue Task Force Issue No. 99-19, recognizing revenue on a gross basis in this manner is appropriate if we act as a principal, rather than as an agent, in connection with the provision of our services. Factors which support a conclusion that we are acting as a principal include:
•	our ability to adjust the cost of services by adjusting the design or marketing of the service,

•	our ability to determine prices within ranges prescribed by the operators,

•	our assumption of risk of non-payment by customers, and

•	our ability to control content of services and suppliers of that content.
          In our case, we have some ability to adjust the ratio of our revenues to cost of services (which include the operators’ service and other fees) by, for example, changing the design and marketing of our services to decrease the number of messages that we send which go unmatched by users’ replies and thus incur network fee. In addition, although the prices of our services must be approved by the mobile operators in advance, we have been able to adjust our prices from time to time to reflect or react to changes in the market. In addition, the mobile operators will not usually pay us if users of our services do not pay them and will not pay us if users do not receive the services due to billing and transmission failures. As a result, we in fact bear the credit and delivery risk for our portion of the revenues generated with respect to our services. Finally, we have discretion to select the content for our services and the providers of that content, provided that it does not violate applicable Chinese law or the policies of the mobile operators. Based on these factors, we have concluded that recognizing revenues on a gross basis is appropriate.
Share-based Compensation
          Effective January 1, 2006, we adopted the provisions of SFAS 123R, Share-Based Payment for share-based employee compensation arrangements. The statement requires the measurement of the cost of employee services received in exchange for an award of equity instruments (such as employee stock options) at the fair value on the grant date. That cost is recognized over the period during which an employee is required to provide services in exchange for the award (the requisite service period). The Group calculates the fair value of each option grant on the date of grant using the Black-Scholes option pricing model. We recognize the compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period of the award.
     The determination of fair value of awards on the grant date using an option pricing model requires a number of complex and subjective assumptions, including our expected share price volatility over the term of the awards, the expected exercise behavior of our staff, and the expected dividend yield. We estimate our share price volatility based on a six year period of historical data of similar entities in the industry. In the absence of sufficient historical data in the exercise behavior of our staff, we estimate for the short term using the shortcut method which applies the mid point of the life of the option and average vesting period.
     In addition, we are required to estimate forfeitures at the time of grant and record share-based compensation expense only for those awards that are expected to vest. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent period.
     The assumptions and estimates used in calculating share-based compensation expense involve inherent uncertainties and the use of management judgment. Although we believe the assumptions and estimates we have made are reasonable and appropriate, changes in factors and assumptions could materially affect our results.
Goodwill
     We performed our goodwill impairment test in December 2006. Based on our forecasted discounted cash flows, we concluded there was no impairment of the carrying value of the goodwill as of December 31, 2006. The process of evaluating the potential impairment of goodwill is highly subjective and requires the use of significant judgment. We determine the fair value of each reporting unit by discounting to present value the expected future cash flows of each reporting unit. We then compare the carrying value to the fair value of each reporting unit. If the carrying amount of the reporting unit is greater than its fair value, we recognize an impairment loss based on the excess of the carrying amount over the fair value. Estimates of future cash flows and the use of the appropriate discount rate are critical to these assessments. Our future results could be adversely affected by an impairment charge if we are not able to materialize the expected net cash flow for these reporting units or there are significant changes to the discount rates.
Impairment of long-lived assets and intangible assets
          Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of asset may not be recoverable. We assess the recoverability of the long-lived assets and intangible assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. We recognize impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. Changes in these estimates and assumptions could materially impact our financial position and results of operations.
Loan Receivable Valuation

     In connection with our strategic investment in 9Sky International Ltd, Shanghai Yue Sheng Information Technology Co., Ltd. and Shanghai Yin Zhi Yue Information Technology Co., Ltd. (collectively known as “9Sky entities”), we had an outstanding loan in the principal amount of $0.8 million to these entities as of December 31, 2006. This loan was to be repaid by the 9Sky entities in installments beginning in March 2007. In July 2007, we reached an agreement with one of the 9Sky founders to obtain a pledge of 1.1 million of his ordinary shares of 9Sky International Ltd. against the outstanding amount due under the loan after one year of $672,014 and accumulated interest. We have agreed that 9Sky International Ltd. shall repay the outstanding amounts due under the loan by April 30, 2008. We also have the right to exercise our rights under the share pledge by the 9Sky founder in the event 9Sky International Ltd. fails to repay the outstanding amounts under the loan by April 30, 2008 and to require the 9Sky founder to repurchase the shares from us for cash, at a value of $1 per share, beginning in November 2008 in the event 9Sky International Ltd. fails to repay the outstanding amounts under the loan by such date.
     Based on the assessment of the financial position and business prospects of the 9Sky entities, including the recent financing of 9Sky International Ltd, our management believes that the outstanding loan due from 9Sky was not impaired and no provision was necessary at December 31, 2006. However, if the 9Sky entities fail to make repayments and are not able to achieve the results and maintain the financial position as expected, or if the 9Sky founder fails to buy back the shares, our future results could be adversely affected by a loan impairment charges. See Item 3.D. “Risk Factors — Risks Related to Our Company — If the 9Sky entities or its founder fail to perform its obligations relating to a loan we extended to the 9Sky entities, our results could be adversely affected.”
Income Taxes
     Our provisions for income taxes, deferred tax assets and liabilities, and the extent to which deferred tax assets can be recognized, require significant management judgment. We make our judgments, assumptions and estimates by taking into account of current PRC tax laws and our interpretation of current PRC tax laws. Changes in tax laws or our interpretation of tax laws could significantly impact our provisions for income taxes.
     We make a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized based on our estimate of future taxable income and prudent and feasible tax planning strategies. Actual taxable income in future years may differ from our current estimates and cause our valuation allowance to be inaccurate and thus materially impact our financial position and operating results.
Revenues
          As described in “Critical Accounting Policies — Revenue and Cost of Services Recognition,” we generate revenues primarily from service fees paid by mobile phone users who use our services through the mobile operators. Our telecom value-added services fees are charged on a monthly subscription or per use basis. Fees for our 2G SMS-based services currently range from RMB0.1 ($0.01) to RMB2.0 ($0.25) per message and from RMB2.0 ($0.25) to RMB15.0 ($1.88) per month for subscription services. Fees for 2.5G MMS, WAP and Java services currently range from RMB1.0 ($0.12) to RMB10.0 ($1.25) per message and from RMB5.0 ($0.63) to RMB30.0 ($3.76) per month for subscription services. Fees for audio-related services range from RMB0.5 ($0.06) to RMB3.0 ($0.38) per audio content download. For 2006, our 2G, audio-related and 2.5G services represented 55.9%, 26.9% and 14.7%, respectively, of our gross revenues.
          We also generate revenues by offering services through the fixed line networks of China Telecom and China Netcom. This revenue was nominal in 2004 but represented 4.3% and 13.4% of our total gross revenues for 2005 and 2006, respectively.
          We through our affiliated Chinese entity, Ling Yu, acts as the exclusive advertising agent for QTV. We earned $0.3 million in revenues from selling advertising time slots on QTV in 2006. This revenue was not a significant part of our total gross revenues for 2006.
Cost of Services
          Our cost of services includes the following:
•	Service and network fees payable by us to the mobile operators,

•	Payments to certain content and marketing providers for the use of their content, and

•	Television program production costs.
          Service and network fees are deemed paid when the mobile operators remit to us our portion of the fees paid by users net of the service and network fees described above.
          We pay our content and marketing providers directly, and those payments are generally in the form of a fixed periodic fee, or a percentage of our aggregate net revenue received from or confirmed by the mobile operators with respect to services provided that incorporate the providers’ products, or a combination of fixed and variable amounts.
          The following table sets forth the amount of each category of cost of services for the periods indicated:

	Year ended December 31,
	2004	2005	2006
	(audited)	(audited)	(audited)
Cost of services:
Operators’ fees	$13,639,288	$18,963,832	$20,354,204
Payments to content and marketing providers	1,666,128	7,507,174	7,763,248
Program production and others	—	12,688	865,375

Total	$15,305,416	$26,483,694	$28,982,827
Operating Expenses
          Our operating expenses include product development, selling and marketing and other general and administrative expenses.
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
          Our SMS-based content and applications have been principally developed in-house. In 2003, we began allocating product development resources to next generation MMS, WAP and Java services, as well as audio-related services. We develop slightly more than half of our MMS, WAP, Java and audio-related services content in-house with the remainder aggregated from third parties. For the year ended

December 31, 2006, approximately 31%, 31%, 11%, 19% and 8% of our product development expenditures were related to our 2G services, 2.5G services, audio-related services, general office information technology support and new businesses, respectively. We expect that the portion of our product development expenditures devoted to 2.5G and audio-related services will increase moderately in the future.
          Although the monthly statements we receive from the mobile operators do not include breakdowns of gross revenues by service and not all of the affiliates of the mobile operators provide daily reports on services sent and received, we utilize a number of resources to plan and refine our product development activities. For example, our internal records of the services we transmit to the mobile operators for delivery to the ultimate user provide us with extensive information about the popularity of our services, such as gross usage and the number of repeat users. However, we can only estimate the revenue those services generate due to the mobile operators’ unitemized monthly statements. Nevertheless, our focus on maintaining, expanding and strengthening close relationships with the operators helps to keep us informed on upcoming marketing and product initiatives by the mobile operators and rollouts of new mobile technology standards, which enable us to tailor our product development efforts to address these trends.
          We depreciate our computer hardware and office equipment on a straight-line basis over their estimated useful lives as follows:

Computer hardware/equipment	36-60 months
Office equipment	12-36 months
Selling and Marketing Expenses
          Our selling and marketing expenses consist primarily of the direct costs attributable to our sales and marketing activities, such as travel, entertainment, advertising expenses and cost of promotions. It also includes the salary and welfare expenses of the staff in our sales, marketing, customer research and service departments.
Other General and Administrative Expenses
          Our other general and administrative expenses consist primarily of the salary and welfare expenses of our business development department and other administrative functions, such as legal, human resources, finance, office administration and senior management. Other general and administrative expenses also include fees for professional services (e.g., audit, tax, legal and recruitment), office rentals, severance payments made to senior management in connection with our restructuring plan in the February 2006, bandwidth leasing and server custody fees charged by the mobile operators and the amortization of leasehold improvements. Leasehold improvements are amortized on a straight-line basis over the lesser of the relevant lease term or the assets’ estimated useful lives.
Taxation
          Under the current laws of the Cayman Islands and British Virgin Islands, we are not subject to a tax on income or capital gain. However, our revenues are primarily derived from our affiliated Chinese entities. Chinese companies are generally subject to Enterprise Income Tax (EIT) comprising a national income tax and local tax. Linktone Consulting and Weilan are subject to a 30% national income tax and a 3% local tax. Huitong and Linktone Internet qualify as “foreign investment production enterprises established in a coastal economic development zone in an old urban district” under applicable tax rules, and accordingly are subject to a 24.0% national income tax and a 3.0% local tax in China. Additionally,

Huitong and Linktone Internet are entitled to an exemption from the national income and local tax for the first two years after cumulative profitability and a 50.0% reduction for the subsequent three years. In 2006, Huitong was designated as one of the top China National Software enterprises and the preferential national income tax rate was 10%. Our affiliated Chinese entities Unilink and Qimingxing are currently considered “small businesses” under applicable tax rules, and are subject to a 2.4% tax on revenue and 4.8% tax on the difference between revenue and cost of services, rather than on income. Because Zhong Tong, Wang You, Linktone Software and Ling Yu are located in economic development zones in coastal cities, they are subject to a preferential national income tax rate of 15%, and are permanently exempt from local tax. Yuan Hang, Cosmos, Lian Fei and Beijing Ojava qualify as “high technology” enterprises, and are therefore entitled to: (i) with respect to Cosmos, Lian Fei and Beijing Ojava, a three year national and local tax exemption followed by three years of 50% reduction in national and full exemption in local income tax rates, commencing from the first year of operations and (ii) with respect to Shenzhen Yuan Hang, a two year national and local tax exemption followed by three years of 50% reduction in national and full exemption in local income tax rates, commencing from the first year of profitability.
          If our income is generated from a permanent establishment in China, the income of such permanent establishment would be subject to a 30.0% national income tax and 3.0% local income tax. Income of our company that is not connected to a permanent establishment in China would be subject to a 10.0% withholding tax on gross receipts from profit, interest, rentals, royalties and other income earned in China. Since Linktone Consulting, Huitong, Linktone Internet, Linktone Software, Wang You and Ruida are our wholly-owned subsidiaries and are considered permanent establishments in China for tax purposes, the income generated by these entities is subject to EIT, and the dividends distributed from these entities to our company is exempt from Chinese withholding tax.
          Payments for software license fees and related technical consulting services provided by Huitong and Linktone Internet to some of our Chinese affiliated companies are subject to a 17.0% value-added tax, or VAT. Under applicable tax regulations, Huitong and Linktone Internet are entitled to a tax refund equivalent to the portion of VAT expense that is in excess of 3.0%. This VAT expense is shown in our “Consolidated Statements of Operations” as a reduction in our revenue. For the year ended December 31, 2006, Huitong and Linktone Internet paid a total $7.6 million in VAT and received a $6.2 million tax refund. As of December 31, 2006, Huitong and Linktone Internet accrued VAT refund receivable and payable of $0.8 million and $1.0 million, respectively.
          We are subject to a business tax on our revenues derived from services in China, which is generally 3% to 9% of the revenue. Business tax applies to the gross revenues recognized by our Chinese affiliated entities and to the service fees charged to those entities by Linktone Consulting. The related business taxes paid for the services provided to customers and consulting services are accrued for as a reduction of revenues and in operating expenses respectively.
          Subject to the approval of the relevant tax authorities, Linktone Group had total tax loss carryforwards of approximately $2.0 million as of December 31, 2006 for EIT purposes. Approximately $1.4 million, $0.3 million and $0.3 million of such losses will expire in 2008, 2009 and 2011, respectively. These tax loss carryforwards give rise to potential deferred tax assets totaling $0.6 million. For more information regarding our tax loss carryforwards and deferred tax assets, see “Critical Accounting Policies and Estimates — Deferred Tax Valuation Allowance” above.
Capital Expenditures
          Our capital expenditures for 2004, 2005 and 2006 were approximately $2.4 million, $2.0 million and $1.2 million, respectively, consisting of the purchase of computer and office equipment and leasehold improvements. Substantially all of our capital expenditures for 2006 were incurred in connection with the expansion of our business. We anticipate that we will have capital expenditures in the next 12 months of approximately $1.5 million for software and technology infrastructure products which we expect to finance with internal funds.
Results of Operations
          The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated and as a percentage of gross revenues. Our historical operating results are not necessarily indicative of the results for any future period.

	Year ended December 31,
	2004		2005		2006
	(audited)%		(audited)%		(audited)%
Gross revenues	$50,318,744	100.0%	$73,608,603	100.0%	$79,841,694	100.0%
Net revenues	48,083,700	95.6%	70,487,256	95.8%	76,536,150	95.9%
Cost of services	(15,305,416)	(30.4)%	(26,483,694)	(36.0)%	(28,982,827)	(36.3)%

Gross profit	32,778,284	65.2%	44,003,562	59.8%	47,553,323	59.6%
Operating expenses:
Product development	(2,807,720)	(5.6)%	(6,229,976)	(8.5)%	(7,372,074)	(9.2)%
Selling and marketing	(8,794,568)	(17.5)%	(14,719,763)	(20.0)%	(22,728,906)	(28.5)%
Other general and administrative	(10,274,754)	(20.4)%	(11,786,995)	(16.0)%	(11,789,984)	(14.8)%

Total operating expenses	(21,877,042)	(43.5)%	(32,736,734)	(44.5)%	(41,890,964)	(52.5)%
Income from operations	10,901,242	21.7%	11,266,828	15.3%	5,662,359	7.1%
Interest income	815,447	1.6%	1,965,801	2.7%	1,589,180	2.0%
Other income	346,652	0.7%	720,763	0.9%	862,830	1.1%
Income tax expense	(997,307)	(2.0)%	(1,504,329)	(2.0)%	(1,267,183)	(1.6)%
Minority interest	—	—	—	—	(54,595)	(0.1)%

Income after tax	$11,066,034	22.0%	$12,449,063	16.9%	$6,792,591	8.5%

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
Gross Revenues
          Gross revenues increased by 8.4% to $79.8 million in 2006 from $73.6 million in 2005, primarily as a result of increases in the number of paying users, particularly for our audio-related services and certain of our 2.5G services. Our audio-related revenues increased by 26.5% to $21.5 million in 2006 from $17.0 million in 2005. The increase was primarily due to our ongoing efforts to attract new users through enhanced promotions, especially print and broadcast media channels. Our 2.5G revenues, particularly our WAP services and Java games, increased by 41.0% to $11.7 million for the year ended December 31, 2006 from $8.3 million in 2005. The acquisition of Beijing Ojava in early 2006 contributed to the significant growth in our Java games business from $0.3 million in 2005 to $2.7 million in 2006. Our MMS revenue decreased by 19.2% in 2006 from $6.5 million in 2005 to $5.2 million in 2006, primarily due to a decrease in the number of monthly subscriptions as a result of policy changes implemented by China’s mobile operators. In 2006, our gross revenues also included a new revenue stream from advertising of $0.3 million as a result of the arrangement of Ling Yu with QTV. Growth in sales of our audio-related and 2.5G services contributed to 72.6% and 22.7%, respectively, of our total increase in gross revenue for 2006. In 2006, RB and IVR services accounted for 14.3% and 28.4%, respectively, of our gross revenues. In 2006, MMS, WAP and Java services accounted for 10.4%, 7.4% and 5.5%, respectively, of our gross revenues.
          These increases above were partially offset by decreases in our 2G revenues, which decreased by 4.5% to $44.6 million in 2006 from $46.7 million in 2005. The decrease in our 2G revenues was primarily due to a decrease in the number of monthly subscriptions as a result of changes in the mobile operators’ policies in 2006. See “Overview” above.
          Revenues related to services offered to China Netcom & China Telecom, China Unicom, and China Mobile customers represented 13.4%, 8.9% and 75.7% of total revenues, respectively, compared to 4.3%, 9.4% and 84.7%, respectively in 2005, reflecting a more diversified revenue stream.
Cost of Services
          Cost of services increased by 9.4% to $29.0 million in 2006 from $26.5 million in 2005. The increase was primarily due to increases in service fees paid to the mobile operators. The increase in service fees was mainly due to a change in our product mix following the increase in our revenue from audio-related services which pay a higher percentage of service fees to the mobile operators in comparison to other services. Other costs in 2006 mainly related to costs in connection with advertising services and costs for a joint marketing project. In 2006, our total service and network fees paid to the mobile operators were $20.4 million, representing 70.3% of our total cost of services, fees paid to content and marketing partners were $7.8 million, representing 26.9% of our total cost of services, and other costs were $0.8 million, representing 2.8% of our total cost of services, compared to $19.0 million, representing 71.7% of our total cost of services, $7.5 million, representing 28.3% of our total cost of services, and $0.01 million, representing 1% of our total cost of services, respectively for 2005.
Operating Expenses
          Our operating expenses increased to $41.9 million in 2006 from $32.7 million in 2005. Operating expenses as a percentage of gross revenues increased to 52.5% in 2006 from 44.4% in 2005. The increase was mainly due to higher marketing spending during a competitive and challenging regulatory environment in order to maintain our market share and leadership position in the sector in 2006.
          Product development expenses increased by 19.4% to $7.4 million in 2006 from $6.2 million in 2005, primarily due to costs in connection with our reorganization plan carried out from February to April 2006. Under the reorganization plan, we discontinued our development of casual games which resulted in certain charges arising from the termination of certain game content agreements. This increase in product development expenses was partially offset by a cost reduction effort resulting in our product development and technology support teams decreasing from 312 and 148 employees, respectively, as of December 31, 2005, to 217 and 110 employees, respectively, as of December 31, 2006. Staff costs for product development decreased to $3.9 million, or 9.3% of our total operating expenses, in 2006 from $4.4 million, or 13.5% of our total operating expenses, in 2005.
          Selling and marketing expenses increased by 54.4% to $22.7 million in 2006 from $14.7 million in 2005, primarily due to increased investment in advertising and sales activities in online and offline (traditional) media. Advertising and promotion activities increased to $15.1 million, or 36.0% of our total operating expenses, in 2006 from $8.6 million, or 26.3% of our total operating expenses, in 2005. This increase was offset in part by the fact that staff costs decreased to $2.7 million, or 6.4% of our total operating expenses, in 2006 from $2.9 million, or 8.9% of our total operating expenses, in 2005 as a result of the reduction in the number of selling and marketing employees from 280 in 2005 to 182 employees in 2006. In 2005 and 2006, approximately 50%, 17% and 33% and 45%, 7% and 48%, respectively, of such expenses were incurred to promote our 2G, 2.5G and audio-related services, respectively.
          Other general and administrative expenses remained stable at $11.8 million in 2006 and 2005, due to our ongoing effort to control costs.
Interest and other income
          Interest income totaled $1.6 million and $2.0 million in 2006 and 2005, respectively. The decrease was mainly due to lower balance of cash, cash equivalents and short term investments.
          Other income totaled $ 0.9 million and $0.7 million in 2006 and 2005, respectively. Other income mainly comprises investment income and subsidy income from local governments based on business and income taxes paid by us. The increase was mainly due to higher subsidy income received in 2006 from higher taxes paid during 2005 as subsidy income is derived from taxes paid in the preceding year.
Income tax expense
          Income tax expense was $1.3 million and $1.5 million in 2006 and 2005, respectively. The effective tax rate increased from 11% in 2005 to 16% in 2006. The income was primarily due to increase in valuation allowance for the deferred tax assets from net operating losses. We expect our effective tax rate to continue to increase in the future , as we experience further expiration of tax holidays.
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
Gross Revenues
          Gross revenues increased by 46.3% to $73.6 million for the year ended December 31, 2005 from $50.3 million in 2004, primarily as a result of increases in the number of paying users, particularly for our audio-related services, as well as growth in our average revenue per user in our SMS and 2.5G services in 2005. We estimate that our user base expanded to an average of 7.7 million users per month during 2005, reaching a peak of an average of 10.0 million users in August 2005, compared with our estimate of an average of 6.8 million users per month during 2004. This increase was primarily due to our ongoing efforts to attract new users from a broader geographic base as well as gaining customers from our competitors through increased marketing channels, especially print and broadcast media channels, and an expanded sales network. Our user base also increased as a result of the overall growth of the wireless (and, to a lesser extent, fixed line) value-added services market in China, particularly for audio-related and 2.5G services.
          In addition, we estimate that our average revenue per user increased to $1.00 per month during 2005, compared to $0.61 per month during 2004. This increase was primarily due to our enhanced product portfolio for all categories of our services. Growth in sales of our audio-related, 2G and 2.5G services contributed to 57.1%, 28.0% and 7.9%, respectively, of our total increase in gross revenues for 2005 compared to 2004. In 2005, RB and IVR services accounted for 11.0% and 12.0%, respectively, of our gross revenues. In 2005, MMS and WAP services accounted for 8.8% and 2.0%, respectively, of our gross revenues.
          Our gross revenues for 2005 were negatively affected, however, by various sanctions imposed by China Mobile in 2005. For example, due to previously announced sanctions from China Mobile in

December 2004 for violating certain of its customer service policies, we were not able to bill WAP users from January 1, 2005 until October 10, 2005. In addition, China Mobile suspended approval of any new product applications by us for its wireless platforms, including SMS, MMS, WAP, Java™, IVR and RB, between January 1, 2005 and June 30, 2005. These sanctions did not affect our ability to offer our existing telecom value-added services through China Mobile’s networks. We are also subject on occasion to monetary fines and forfeited income for inadvertent contravention of customer service policies. The monetary fines are recognized as selling and marketing expenses. For 2005, the amount of fines was negligible, compared to $0.7 million for 2004.
Cost of Services
          Our cost of services increased by 73.2% to $26.5 million in 2005 from $15.3 million in 2004, primarily due to the overall growth of our business resulting in increased service and network fees being paid by us to the mobile operators. Cost of services also increased in part due to increased revenue share payments to our content providers and co-marketing partners, reflecting a greater percentage of revenues derived from third party content. In 2005, our total service and network fees paid to the operators were $19.0 million, representing 71.7% of our total cost of services, and fees paid to content and marketing partners were $7.5 million, representing 28.3% of our total cost of services, compared to $13.6 million, representing 88.9% of our total cost of services, and $1.7 million, representing 11.1% of our total cost of services, respectively in 2004.
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
          Other general and administrative expenses increased by 15.7% to $11.8 million in 2005 from $10.2 million in 2004, primarily due to an increase in staff costs as a result of additional hiring of staff from 46 to 85 employees, as well as an increase in professional service fees such as for legal, audit and recruitment. The majority of new hires were in our legal, finance and human resources departments.

These staff costs increased to $2.9 million, or 8.9% of our total operating expenses, in 2005 from $2.1 million, or 9.6% of our total operating expenses, in 2004.
          In 2004 and 2005, we recorded stock-based compensation charges as a separate cost item in the statement of operations. Effective from the second quarter of 2006, such charges were reclassified in the same line items as cash compensation paid to the same employees, according to the guidance provided under SAB 107. As stock based compensation charges in 2004 and 2005 relate to staff under other general and administrative expenses, these charges were reclassified to other general and administrative expenses.
Interest and other income
          Interest income totaled $2.0 million and $0.8 million in 2005 and 2004, respectively. The increase was primarily due to an increase in the balance of short term investments which generates higher interest income.
          Other income totaled $ 0.7 million and $0.3 million in 2005 and 2004, respectively. Other income mainly comprises investment income and subsidy income from local governments based on business and income taxes paid by us. The increase was mainly due to higher subsidy income received in 2005 from higher taxes paid during 2004 as subsidy income is derived from taxes paid in the preceding year.
Income tax expense
          Income tax expense was $1.5 million and $1.0 million in 2005 and 2004, respectively. The effective tax rate increased from 8% in 2004 to 11% in 2005. The income was primarily due to increase in valuation allowance for the deferred tax assets from net operating losses and the expiration of tax holiday of one of the most profitable subsidiaries. We expect our effective tax rate to continue to increase in the future, as we experience further expiration of tax holidays.
Liquidity and Capital Resources
          Our primary sources of liquidity are the proceeds from our initial public offering in March 2004 and cash flow from operations. The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2004	2005	2006
	(audited)	(audited)	(audited)
Net cash provided by operating activities	$9,654,127	$9,561,944	$14,123,332
Net cash (used in)/provided by investing activities	(17,266,029)	(34,440,154)	20,819,864
Net cash (used in)/provided by financing activities	65,412,374	(2,832,327)	(20,670,822)

Foreign currency translation adjustment	264	549,586	920,034
Net increase/(decrease) in cash and cash equivalents	57,800,736	(27,160,951)	15,192,408
Cash and cash equivalents, beginning of year	5,612,893	63,413,629	36,252,678

Cash and cash equivalents, end of year	$63,413,629	$36,252,678	$51,445,086

          The ability of our subsidiaries to obtain cash or other assets from our affiliated Chinese entities, Weilan, Unilink, Yuan Hang, Cosmos, Zhong Tong, Lian Fei, Qimingxing and Beijing Ojava and Ling Yu depends on the effectiveness and enforceability of our agreements with those entities and their owners. A description of these agreements is set forth under “Arrangements with Consolidated Affiliates” above. In turn, the ability of our subsidiaries to convert Renminbi into U.S. dollars and transfer them to our company is subject to the Chinese foreign exchange regulations, including primarily the restriction on foreign invested enterprises that they may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents.
          Pursuant to various software license and service agreements, our subsidiaries charged our Chinese affiliated entities an aggregate fee of $45.8 million for the year ended December 31, 2006. After these charges, as of December 31, 2006, approximately $6.0 million, $0.5 million, $1.6 million, $0.3 million, $0.3 million, $0.2 million, $0.4 million, $0.1 million of profits (determined based on invoiced revenue) remained in Weilan, Unilink, Yuan Hang, Cosmos, Zhong Tong, Lian Fei, Qimingxing and Beijing Ojava, respectively. Of the profit remaining in Weilan, Unilink and Yuan Hang, $7.0 million related to 2004 and prior years, $1.1 million related to 2005 and $1.3 million related to 2006. For tax planning reasons and because we usually charge our affiliated Chinese entities fees for the current year only, we do not anticipate transferring such cumulative retained profits relating to earlier years to our subsidiaries via service charges in the future. In addition, because Weilan, Unilink and Yuan Hang are only affiliated entities of us rather than subsidiaries, such profits cannot be transferred to us in the form of cash dividends. However, our subsidiaries normally have access to the cash or other assets retained in Weilan, Unilink, Yuan Hang, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Ling Yu via inter-company advances.
Operating Activities
          Cash provided by operating activities was $9.7 million, $9.6 million and $14.1 million for 2004, 2005 and 2006, respectively. For 2004, 2005 and 2006, cash provided by operating activities consisted primarily of our operating profit.
Investing Activities
          Net cash used in investing activities in 2004 and 2005 was approximately $17.3 million and $34.4 million, respectively. In 2004, cash expenditures consisted primarily of the purchase of short term investments and fixed assets, including computers and office equipment and leasehold improvements, in connection with the expansion of our business. In 2005, cash expenditures included the acquisitions of Brilliant, Cosmos, Zhong Tong, Lian Fei and Qimingxing, our strategic investment in 9Sky, and the purchase of short term investments and fixed assets such as computers and office equipment and leasehold improvements. Net Cash provided by investing activities in 2006 was $20.8 million which consisted primarily of proceeds from sales of short-term investments. Such proceeds were offset in part by the purchase of fixed assets and amounts invested to acquire Ojava Overseas and make final earn-out payments in connection with the acquisitions of Brilliant and Cosmos.
          We had no material commitments for capital expenditures as of December 31, 2004, 2005 and 2006. During 2004, 2005 and 2006, we spent approximately $2.4 million, $2.0 million and $1.2 million, respectively, for renovations of our new corporate offices and for the purchase of computer and office equipment.
     Financing Activities

          Cash used in financing activities was $2.8 million and $20.7 million for 2005 and 2006, respectively, which consisted primarily of funds used to finance our ADS repurchase program. Cash provided by financing activities was $65.4 million for 2004, which consisted of the net proceeds from our initial public offering and from the exercise of stock options.
          We have no written treasury or borrowing policy. We keep almost all of our cash in U.S. dollar or RMB denominated bank accounts, short-term time deposits or short-term, investment grade fixed income securities for two principal purposes: to finance our operations and to manage the interest rate and currency risks arising from our operations. We adjust the amount of cash held in U.S. dollars and RMB from time to time to maximize our interest rate returns and to ensure that we have sufficient RMB for our operational needs, including for lease and other commitments. We have not historically financed our operations through borrowings and have not used derivative instruments to hedge market risks.
          We believe that current cash and cash equivalents will be sufficient to meet anticipated working capital (net cash used in operating activities) commitments and capital expenditures, including those committed for under the contracts with CYL and others, for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy cash requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, if at all.
Research and Development
          We believe that a key part of our future success will depend on our ability to develop and enhance our services by leveraging our expertise in entertainment-oriented telecom value-added and cross media services. Our product development activities are led by our 217-member product development department based in Shanghai, Beijing and Shenzhen, of which approximately 153 work on new services such as MMS, WAP and Java games and the remainder focus on SMS-based services, audio-related services and casual gaming. Our total expenditures for research and development were $2.8 million, $6.2 million and $7.4 million for the years ended December 31, 2004, 2005 and 2006.
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
          Our services development team in Shanghai and Beijing focuses on MMS and WAP products, as well as Java games. We currently develop or aggregate from third parties, a variety of action and adventure Java games. For this purpose, we have a game development team which is highly experienced working in the Java programming language to customize and localize games for the Chinese market. The team capabilities were further enhanced with the acquisition of Beijing Ojava.
          Certain provincial and local offices of the mobile operators use different software and technology, and our product development department must conform our services so that they are interoperable with China Mobile’s, China Unicom’s, China Telecom’s and China Netcom’s networks at all levels.

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
          While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business. We have registered 116 Internet and WAP domain names in English and Chinese, of which our primary domain names are listed below.
•	www.linktone.com,

•	www.linktone.com.cn,

•	www.linktone.sh.cn,

•	www.lt2000.com.cn,

•	www.lt2000.net,

•	www.ul9000.com,

•	www.ul9000.com.cn,

•	www.ul9000.cn,

•	www.soring.cn,

•	www.i-liao.com,

•	wap.linktone.com,

•	wap.linktone.com.cn,

•	www.i-liao.com,

•	wap.linktone.com,

•	wap.linktone.com.cn,

•	www.my1828.com,

•	www.smschina.com,

•	www.8228.com,

•	www.yhgame.com,

•	www.vrhappy.com,

•	www.qchannel.cn,

•	www.channelq.cn, and

•	www.youthtv.cn.
          We have registered 104 trademarks with China’s Trademark Office and one trademark in each of Hong Kong, Singapore and Taiwan, relating to our company name and logo and some of our services. We are in the process of applying for 16 additional trademarks in China and two trademarks in the United States.
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
          We have also obtained 27 copyright certificates in China for cartoons and images and 32 copyright certificates for computer software.
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
Tabular Disclosure of Contractual Obligations
          We have entered into leasing arrangements relating to our office premises. We also have commitments in respect of advertising agreements with third parties, the purchase of software and technology products and our obligations with respect to CYL. The following table sets forth our commitments as of December 31, 2006:

			Software and
	Office	Advertising	Technology	Cooperation
	Premises	Commitments	Purchases	with CYL	Total
Less than one year	$897,968	$1,492,974	$126,870	$1,920,934	$4,438,746
1 - 3 years	598,131	—	—	16,007,786	16,605,917
3 - 5 years				11,525,606	11,525,606
> 5 years	—	—	—	5,762,803	5,762,803

Total	$1,496,099	$1,492,974	$126,870	$35,217,129	$38,333,072

Inflation
          Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 3.9%, 1.8% and 1.3% in 2004, 2005 and 2006, respectively.
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
          We do not engage in any hedging activities, and we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations. During the year ended December 31, 2006, the foreign currency translation adjustments to our comprehensive income were $2.2 million and the currency loss was $0.05 million, primarily as a result of the Chinese Renminbi appreciating against the U.S. dollar. The following is a sensitivity analysis showing the impact of hypothetical changes in the value of the Renminbi against the U.S. dollar as of December 31, 2006 on our results for 2006:

Change in the Value of Chinese	Additional Translation
Renminbi against the U.S. Dollar	Adjustments to Comprehensive	Additional Transaction
from Actual Value as of	Income	Gain/(Loss)
December 31, 2006	(in thousands)	(in thousands)
2.5% Appreciation	$1,242	$(47)
5% Appreciation	$2,485	$(93)
2.5% Depreciation	-$1,242	$47
5% Depreciation	-$2,485	$93
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
          The names of our current directors and executive officers, their ages and the principal positions with Linktone held by them, as of May 31, 2007, are as follows:

Name	Age	Position	Class	Term of Office
Mark Begert	35	Director	I	3 years
Allan Kwan (1)(2)	48	Director	I	3 years
Thomas Hubbs (1)(2)(3)	62	Director	II	3 years
Elaine La Roche (1)(2)(3)	57	Chairperson of the Board	II	3 years
Michael Guangxin Li (4)	40	Chief Executive Officer and Director	II	3 years
Jun Wu (1)(2)(3)	35	Director	III	3 years
Colin Sung (4)	41	Chief Financial Officer and Director	III	3 years

(1)	Member of nominating committee.

(2)	Member of compensation committee.

(3)	Member of audit committee.

(4)	Mr. Sung served as our acting Chief Executive Officer from February 2006 until April 2006, at which time Mr. Li was appointed as our Chief Executive Officer.
          Our Amended and Restated Memorandum and Articles of Association provide for the division of the board of directors into three classes: Class I directors (currently Mark Begert and Allan Kwan), Class II directors (currently Elaine La Roche, Thomas Hubbs and Michael Guangxin Li) and Class III directors (currently Jun Wu and Colin Sung). The current terms of the Class I, II and III directors expire upon the election and qualification of directors at the annual general meetings to be held in 2008, 2009 and 2007, respectively. At each annual general meeting, directors who are elected will serve a three-year term until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company.
Biographical Information
          Mark Begert served as our Chief Financial Officer from April 2001 when our affiliated business division, which focused on wireless data software, was spun-off to a newly established holding company, Intrinsic Technology, until May 2005. He has served on our board since September 2005. Mr. Begert is a partner of Future Energy Assets, LP. Previously, he managed the corporate finance, investor relations and corporate communications departments of Intrinsic Technology from May 2000 to April 2001. From June 1994 until May 2000, Mr. Begert was a Vice President and manager in the fixed income capital markets group of Merrill Lynch. Mr. Begert currently serves on the board of directors of ChinaEdu. Mr. Begert graduated cum laude from Harvard University with a Bachelor of Arts degree.
          Allan Kwan has served on our board since May 2007. He is a Venture Partner on behalf of Oak Investment Partners, where he consults on investment opportunities and portfolio company operations in

Asia. Prior to joining Oak, Kwan served in various executive roles at Yahoo! Inc. spanning six years. Most recently, Kwan was Vice President of Yahoo! International. Kwan also has served as Yahoo!’s Managing Director of North Asia regional operations. Prior to Yahoo!, Kwan was Chairman and Chief Executive Officer of Asia.com. Kwan has also spent more than six years at Motorola Inc., where he served as an Officer and led the paging products division in Greater China. Kwan’s high tech career started with a decade of service at Nortel across engineering, product development, distribution, and marketing. He currently serves on the Board of Directors of Digital Media Group and Beijing Lingtu Software Co., Ltd. Mr. Kwan graduated from the University of British Columbia in Canada with a Bachelor of Applied Science degree in Mechanical Engineering and received a Master of Business Administration from The Wharton School of the University of Pennsylvania and a Master of Arts in International Studies from the University of Pennsylvania.
          Thomas Hubbs has served on our board since February 2004. He is the Chief Operating Officer and the Chief Financial Officer of Bytemobile, Inc., a Silicon Valley-based mobile technology company, where he has worked since October 2001. From October 1998 to August 2001, he worked at InterWave Communications International, Ltd., a provider of wireless microcellular network equipment, as an Executive Vice President and Chief Financial Officer of the company. He currently serves on the Board of Directors of DCL Corporation and Provista Software International, Inc. Mr. Hubbs graduated from Lehigh University with a Bachelor of Science in Business Administration and received a Masters of Business Administration from the University of Santa Clara.
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
          Michael Guangxin Li has served on our board since February 2006 and as our Chief Executive Officer since April 2006. Previously, he served as our Chief Operating Officer from March 2003 until January 2006. From August 2000 until February 2003, he was Senior Vice President of Operations and Strategy at Newpalm (China) Information Technology Co., Ltd., a telecom value-added service provider in China. Prior to that, he worked as an associate at Mercer Management Consulting, a corporate strategy and operations consulting firm, from August 1999 to August 2000 and as a sales manager and director at IBM in China from August 1991 to June 1997. Mr. Li graduated from Beijing University with a degree in Mechanical Engineering and from The Wharton School of the University of Pennsylvania with a Masters of Business Administration.
          Jun Wu has served as a director since April 2001. Mr. Wu is one of our founders and served as Chairman of our Board before our initial public offering in March 2004. From November 1999 until November 2002, Mr. Wu was also the Chief Executive Officer and Chairman of the Board of Intrinsic Technology, a wireless data software developer in China. Prior to 1999, he was the Chief Systems Architect for Sendit AB, a Swedish-based mobile messaging company until May 1999. He currently serves on the Board of Directors of 51 Auto, Ltd. and IBEX Ltd. Mr. Wu received a first degree in Computer Science from the Imperial College of Science and Technology at the University of London.
     Colin Sung has served as our Chief Financial Officer since June 2005 and a director since February 2007. He also served as our acting Chief Executive Officer from February 2006 until April 2006. From June 2004 until April 2005, Mr. Sung served as corporate controller of UTI, United States, Inc., a subsidiary of International Freight Forwarder, which is listed on The Nasdaq Global Market. From August 2001 until May 2004, he was the Vice President of Finance and Corporate Controller of USF Worldwide, Inc., a subsidiary of USFreightways, which is listed on The Nasdaq Global Market and was acquired by GPS Logistics in October 2002. Mr. Sung has a Bachelor of Science degree from William Paterson University and a Masters of Business Administration degree from American Intercontinental University.
     None of the directors or executive officers of our company were selected pursuant to arrangements or understandings with our major shareholders, customers, suppliers or others.
B. Compensation
Compensation to our Directors
          In 2006, we paid an aggregate of $198,500 to our non-executive directors. In May 2007, we granted stock options to purchase an aggregate of 1,110,000 ordinary shares to our non-executive directors under our 2003 Stock Incentive Plan, or the 2003 Plan.
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

Executive Officer Compensation
     In 2006, we paid an aggregate of $998,111 to our executive officers, including $329,314 to Raymond Yang, who served as our Chief Executive Officer until February 24, 2006 and $106,811 to Xin Ye, who served as our Chief Technology Officer until February 28, 2006. Amounts paid to Mr. Yang and Mr. Ye include certain severance benefits. In addition, we granted options to purchase an aggregate of 6,100,000 ordinary shares in 2006 under our 2003 Plan to our current Chief Executive Officer, our current Chief Financial Officer, and our former Chief Executive Officer and Chief Technology Officer, as set forth below:

Individual Grants
	Ordinary	% of Total
	Shares	Options
	Underlying	Granted to
	Options	Employees in	Exercise			Date of
Name	Granted	Fiscal Year (1)	Price (2)		Date of Grant	Expiration
Michael Guangxin Li	3,500,000	51.1%	US$	0.655	April 3, 2006	April 2, 2016
Colin Sung	2,500,000	36.5%	US$	0.701	February 24, 2006	February 23, 2016
Colin Sung	100,000	1.5%	US$	0.738	May 8, 2006	May 7, 2016
Raymond Yang	—	—		—	—	—
Xin Ye	—	—		—	—	—

(1)	Based on a total of 6,850,000 options granted to our employees in 2006, including options granted to the executive officers, but excluding all options which were granted and terminated in that same year.

(2)	The exercise price per share of options granted represented the fair market value of the underlying ordinary shares on the date the options were granted.
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
Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
               The following table sets forth certain information with respect to stock options exercised by the executive officers during 2006. In addition, the table sets forth the number of shares covered by stock options as of December 31, 2006, and the value of “in-the-money” stock options, which represents the difference between the exercise price of a stock option and the market price of the shares subject to such option on December 31, 2006. The closing price of our ADSs as reported on the Nasdaq Global Market on December 29, 2006 was $5.19.

			Number of Ordinary Shares
	Ordinary		Underlying Unexercised		Value of Unexercised
	Shares	Value	Options at		In-the-Money Options at
	Acquired on	Realized	December 31, 2006		December 31, 2006 (US$)
Name	Exercise	(US$)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable
Michael Li	5,197,800	3,506,232	—	3,500,000	—	—
Colin Sung	—	—	454,167	3,145,833	—	—
Raymond Yang	7,140,300	5,006,619	—	—	—	—

(1)	The value realized upon the exercise of stock options represents the positive spread between the exercise price of stock options and the fair market of the shares subject to such options on the exercise date.
Summary of Stock Plans
2003 Stock Incentive Plan
          Our board of directors and shareholders adopted our 2003 Plan in November 2003. Under the 2003 Plan, we may grant awards (as defined below), including incentive stock options (also known as ISOs) within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, to qualifying plan participants who are located in the U.S. or who are U.S. taxpayers. As of December 31, 2006, our board of directors had authorized the issuance of an aggregate of up to 25,570,400 of our ordinary shares under the 2003 Plan. A general description of the terms of the 2003 Plan is set forth below.
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
          Evergreen Provision. The 2003 Plan includes a mechanism for an automatic annual increase in the number of ordinary shares available under the plan equal to the lesser of 2.5% of the total shares outstanding or 15,175,000 ordinary shares. This mechanism is known as an “evergreen provision.” Pursuant to the evergreen provision, as of January 2, 2007 the number of ordinary shares available under the 2003 Plan was increased by 6,646,699 shares, resulting in a total of 32,217,099 shares authorized for issuance under the 2003 Plan.
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
          During 2006, our board of directors, including non-executive management sessions, met in person or passed resolutions by unanimous written consent seven times and held conference calls eight times. All of the directors who were serving in office during 2006 attended at least 75% of all the meetings of our board of directors and its committees on which such director served after becoming a member of our board of directors. We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and one of our directors attended the annual general meeting of shareholders held on August 7, 2006. Our board has determined that a majority of the members of our board of directors, namely Messrs. Hubbs, Kwan, and Wu and Ms. La Roche, are “independent” as that term is defined in Rule 4200 of the listing standards of the Marketplace Rules of the Nasdaq Stock Market, Inc. (“Nasdaq”).
          The Board has three committees: the audit committee, the compensation committee and the nominating committee.
          During 2006, our audit committee met in person or passed resolutions by unanimous written consent four times and held conference calls six times. The members of the audit committee are Thomas Hubbs (Chairperson), Elaine La Roche and Jun Wu. Derek Sulger served as a member of the audit committee until his resignation from the Board in February 2007. The audit committee is composed solely of non-employee directors, as such term is defined in Rule 16b-3 under the Exchange Act and our board of directors has determined that all members of the audit committee are “independent” as that term is defined in Rule 4200(a)(15) of the Marketplace Rules of Nasdaq. The Board has further determined that Mr. Hubbs is an “audit committee financial expert” as defined by Item 16A. of Form 20-F.
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
          The compensation committee met in person or passed resolutions by unanimous written consent three times and held conference calls two times in 2006. The current members of the compensation committee are Jun Wu (Chairperson), Elaine La Roche, Thomas Hubbs, and Allan Kwan. David C. Wang served as a member of the compensation committee until his resignation from the Board in May 2007. The compensation committee’s functions are to review and make recommendations to our board regarding our compensation policies and all forms of compensation, including annual salary and bonuses, to be provided to our executive officers and directors. In addition, the compensation committee reviews stock compensation arrangements for all of our other employees.
          No interlocking relationships have existed between our board of directors or compensation committee and the board of directors or compensation committee of any other company.
          The nominating committee held two meeting in 2006. The members of the nominating committee are Jun Wu, Elaine La Roche, Thomas Hubbs, and Allan Kwan. David C. Wang served as a member of the nominating committee until his resignation from the Board in May 2007. The nominating committee’s functions are to monitor the size and composition of our board of directors and consider and make recommendations to our board of directors with respect to the nomination or election of directors. The nominating committee will consider and make recommendations to our board of directors regarding any shareholder recommendations for candidates to serve on our board of directors. The nominating committee will review periodically whether a more formal policy should be adopted. Shareholders wishing to recommend candidates for consideration by the nominating committee may do so by writing to the Vice President of Legal Affairs of Linktone Ltd. at 5/F, Eastern Tower, No. 689, Beijing Dong Road, Shanghai, 200001, People’s Republic of China, providing the candidate’s name, biographical data and qualifications, a document indicating the candidate’s willingness to act if elected, and evidence of the nominating shareholder’s ownership of our company’s ordinary shares or ADSs at least 120 days prior to the next annual general meeting to assure time for meaningful consideration by the nominating committee. There are no differences in the manner in which the nominating committee evaluates nominees for director based on whether the nominee is recommended by a shareholder. The company currently does not pay any third party to identify or assist in identifying or evaluating potential nominees.
D. Employees
          At December 31, 2004, 2005 and 2006, we had 518, 825 and 624 full-time employees, respectively.
          The following table summarizes the functional distribution of our full-time employees as of December 31, 2004, 2005 and 2006:

	As of December 31,
Department	2004	2005	2006
Business Development	9	14	6
Customer Research	8	6	4
Customer Service	52	84	48
Finance	11	22	27
Human Resources	7	13	8
Investor Relations	2	3	1
Legal and Administrative	16	27	21
Sales and Marketing	168	196	182
Product Development	123	312	217
Technical Support	122	148	110

Total	518	825	624

          Our product development and other departments also included 3 part-time content editors and 12 service professionals as of December 31, 2006.
          None of our personnel are represented under collective bargaining agreements. We consider our relations with our employees to be good.
E. Share Ownership
          The following table sets forth certain information known to us with respect to the beneficial ownership as of May 31, 2007 by:
•	all persons who are beneficial owners of five percent or more of our ordinary shares,

•	our current executive officers and directors, and

•	all current directors and executive officers as a group.

          As of May 31, 2007, 260,870,490 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. To our company’s knowledge and unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them.

	Number of Ordinary Shares
	Beneficially Owned
Name and Address of Beneficial Owners	Number	Percentage
5% or more shareholders
Merry Asia Limited (1)	33,465,549	12.59%
Farallon Capital Partners, L.P. (2)	13,140,000	5.5%

Executive Officers, Directors and Director Nominees (3)
Colin Sung (4)	1,084,375	*
Michael Guangxin Li (5)	546,875	*
Mark Begert (6)	5,225,540	2.00%
Elaine La Roche (7)	120,000	*
Thomas Hubbs (8)	190,000	*
Jun Wu (9)	33,825,549	12.72%
Allan Kwan	—	—
All current directors, director nominees and executive officers as a group (7 persons) (10)	40,992,339	15.71%

(1)	Merry Asia Limited is a British Virgin Islands company which is 100% owned by one of our directors, Jun Wu. Its address is c/o Haw Technology Ltd., 18A1 Han Wei Plaza, 7 Guang Hua Road, Chao Yang District, Beijing, 100004, People’s Republic of China.

(2)	Includes 2,653,000 ordinary shares held by Farallon Capital Partners, L.P., 572,000 ordinary shares held by Farallon Capital Institutional Partners, L.P., 174,000 ordinary shares held by Farallon Capital Institutional Partners II, L.P., 48,000 ordinary shares held by Farallon Capital Institutional Partners III, L.P., 100,000 ordinary shares held by Tinicum Partners, L.P., 2,551,000 ordinary shares held by Farallon Capital Offshore Investors II, L.P., 7,042,000 ordinary shares held by Farallon Capital Management, L.L.C., and 6,098,000 ordinary shares held by Farallon Partners, L.L.C. This information is as of May 31, 2007 and is based upon reports on Schedule 13G filed by Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institution Partners II, L.P., Farallon Capital Partners III, L.P., Tinicum Partners, L.P., Farallon Capital Offshore Investors II, L.P. (collectively, the “Partnerships”), Farallon Capital Management, L.L.C. (the “Management Company”), Farallon Partners, L.L.C., the general partner of the Partnerships (the “General Partner”) and the individual managing members of the General Partner and the Management Company. with the Securities and Exchange Commission. We have no further information regarding the beneficial ownership of Farallon Capital Partners, L.P. The address of Farallon Capital Partners, L.P. is One Maritime Plaza, Suite 2100, San Francisco, California 94111.

(3)	The address of our current executive officers and directors is c/o Linktone Ltd., 5/F, Eastern Tower, No. 689 Beijing Dong Road, Shanghai, 200001, People’s Republic of China.

(4)	Includes stock options to acquire an aggregate of 1,084,375 ordinary shares issuable upon the exercise of stock options, which are exercisable within 60 days of May 31, 2007. The options have the following features: (i) 541,667 of the options have an exercise price of $0.676 per ordinary share and an expiration date of May 2, 2015, (ii) 442,708 of the options have an exercise price of $0.701 per ordinary share and an expiration date of February 24, 2006, and (iii) 100,000 of the options have an exercise price of $0.738 per share and an expiration date of May 8, 2016.

(5)	Represents stock option to acquire 546,875 ordinary shares issuable upon the exercise of stock options which are exercisable within 60 days of May 31, 2007. The option has an exercise price of $0.655 per ordinary share and an expiration date of April 3, 2016.

(6)	Includes 4,006,540 ordinary shares held by Mr. Begert and 499,000 ordinary shares held by Mudhouse Trust of which Mr. Begert and his spouse, Leslie Omana Begert, are the sole grantors and grantees. Also includes stock options to acquire an aggregate of 720,000 ordinary shares, which are exercisable within 60 days of May 31, 2007. The options have the following features: (i) 700,000 of the options have an exercise price of $0.072 per ordinary share and an expiration date of March 1, 2011 and (ii) 20,000 of the options have an exercise price of $1.018 per ordinary share and an expiration date of December 1, 2015.

(7)	Includes 20,000 ordinary shares held by Ms. La Roche. Also includes stock options to acquire an aggregate of 100,000 ordinary shares which are exercisable within 60 days of May 31, 2007. The options have the following features: (i) 33,333 of the options have an exercise price of $1.40 per ordinary share and an expiration date of March 3, 2014; and (ii) 66,667 of the options have an exercise price of $1.018 per ordinary share and an expiration date of December 1, 2015.

(8)	Includes 90,000 ordinary shares held by the Hubbs Family Trust, a revocable family trust, of which Mr. Hubbs and his spouse, Helen K. Hubbs, are the trustees. Also includes stock options to acquire an aggregate of 100,000 ordinary shares which are exercisable within 60 days of May 31, 2007. The options have the following features: (i) 33,333 of the options have an exercise price of $1.40 per ordinary share and an expiration date of March 3, 2014; and (ii) 66,667 of the options have an exercise price of $1.018 per ordinary share and an expiration date of December 1, 2015.

(9)	Includes 33,465,549 ordinary shares held by Merry Asia Limited which is 100% owned by Mr. Wu. Also includes stock options held by Mr. Wu to acquire an aggregate of 360,000 ordinary shares which are exercisable within 60 days of May 31, 2007. The options have the following features: (i) 90,000 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2010; (ii) 250,000 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2011; and (iii) 20,000 of the options have an exercise price of $1.018 per ordinary share and an expiration date of December 1, 2015.

(10)	This amount also includes 2,911,250 ordinary shares subject to stock options currently exercisable or exercisable within 60 days of May 31, 2007 and 33,465,549 ordinary shares held by Merry Asia Limited.
          As of May 31, 2007, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.
          As of May 31, 2007, approximately 1,460,233 of our ordinary shares were held by 19 U.S. holders of record, excluding shares held by our ADS depositary bank, JPMorgan Chase Bank, N.A., on behalf of our ADS holders. JPMorgan Chase Bank, N.A. has advised us that as of that date, 22,280,169 ADSs representing 222,801,690 ordinary shares were held of record by the depositary. We have no further information as to ordinary shares held, or beneficially owned, by U.S. persons.

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
          Our primary internal source of funds is dividend payments from Linktone Consulting, Huitong, Linktone Internet, Linktone Software, Wang You and Ruida. Under current Chinese tax regulations, dividends paid to us from Chinese entities are not subject to Chinese income or withholding tax. However, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, Linktone Consulting, Huitong, Linktone Internet, Linktone Software, Wang You and Ruida are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. Dividends paid to us by Brilliant, which was incorporated in the British Virgin Islands, are not subject to tax.
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
          In July 2006, we entered into a non-exclusive license agreement with R2G pursuant to which we have the right to use the songs for which R2G has the distribution rights for our ring tone and ring back services. Under the agreement, we are obligated to pay R2G a nonrefundable one-time fee as well as a percentage of the gross revenues received from the operators after we have recouped the one-time fee. In addition, we entered into a rental arrangement with R2G pursuant to which some of our employees moved into R2G’s office space at Derun Tower in Beijing and some of R2G’s employees moved into our office space in Beijing. As a result of this arrangement, R2G and Linktone Internet will pay annual rental fees for 2007 of $83,333 and $128,205, respectively, for this office space.
C. Interests of Experts and Counsel
          Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
          See Item 18. “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.
A.7 Legal Proceedings
          We are currently a party to the following legal proceedings:
          In June 2006, Shenzhen Tencent Computer System Co., Ltd. (“Tencent”), which operates an instant messaging service platform QQ filed a lawsuit against Weilan and Linktone Consulting alleging infringement of intellectual property rights of QQ and unfair competition and claiming damages of $641,026 from us. We launched a platform called “iliao” or “ichat” in 2005 which Tencent claimed to be similar to its QQ. Our “iliao” platform was licensed from ACL Wireless Co., Ltd (“ACL”) and we paid ACL certain monthly license fees. Based on advice from PRC legal counsel, our management believes that it is reasonably possible that we could incur a loss with respect to this litigation, whether through reaching a final judgment on the merits or through settlement. However, as of the date of the report, it is not possible to estimate the range of such loss, if any. Accordingly, no provision has been made as of December 31, 2006.
          In December 2006, Yuan Hang filed a lawsuit against Tencent for infringement of its registered trade marks for two of its most popular casual games, “Wa Ken” and “Bao Huang” claiming damages of $669,231. Yuan Hang registered these trade marks in September 2003 and the lawsuit alleges similar games with the same names and trade marks appeared in the QQ game internet portal in February 2005.
          No benefit from this claim has been recorded.
          Both cases are in discovery.
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

B. Significant Changes
          See Item 4.A. of this annual report under the heading “Recent Developments” and Item 18. of this annual report under the heading “Financial Statements” for information regarding significant changes to us since December 31, 2006.
Item 9. The Offer and Listing
          Not applicable except for Item 9.A.4. and Item 9.C.
          Our American Depositary Shares, or ADSs, each representing 10 of our ordinary shares, have been listed on the Nasdaq Global Market since March 4, 2004 and trade under the symbol “LTON.”
          The following table provides the high and low prices for our ADSs on the Nasdaq Global Market for (1) each year since our initial public offering, (2) each quarter in the two most recent financial years and the most recent quarter and (3) each of the most recent six months.

	Price Per ADS (US$)
	High	Low

Annual highs and lows
2004 (March 4, 2004 through December 31, 2004)	$19.50	$5.91
2005	$11.57	$6.00
2006	$10.92	$3.56

Quarterly highs and lows
First Quarter 2005	$8.53	$6.72
Second Quarter 2005	$8.95	$6.00
Third Quarter 2005	$11.28	$7.65
Fourth Quarter 2005	$11.57	$8.75
First Quarter 2006	$10.92	$6.47
Second Quarter 2006	$8.44	$5.21
Third Quarter 2006	$6.03	$3.56
Fourth Quarter 2006	$6.41	$4.40
First Quarter 2007	$5.40	$3.23

Monthly highs and lows
December 2006	$5.85	$5.00
January 2007	$5.40	$4.21
February 2007	$4.90	$4.11
March 2007	$4.60	$3.23
April 2007	$3.75	$3.14

May 2007	$3.54	$2.60
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
United States Federal Income Taxation
          The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of ordinary shares or ADSs. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences described below.
          This discussion does not address state, local, or foreign tax consequences of the ownership and disposition of ordinary shares or ADSs. (See “Cayman Islands Taxation” above). The United States does not have an income tax treaty with the Cayman Islands.

          This summary is for general information only and does not address all aspects of the U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as: banks; financial institutions; insurance companies; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the United States; persons subject to the alternative minimum tax; persons holding ordinary shares or ADSs as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting stock; and U.S. Holders (as defined below) whose functional currency is other than the U.S. dollar.
          This discussion is not a comprehensive description of all of the U.S. federal tax consequences that may be relevant with respect to the ownership and disposition of ordinary shares or ADSs. We urge you to consult your own tax advisor regarding your particular circumstances and the U.S. federal income and estate tax consequences to you of owning and disposing of ordinary shares or ADSs, as well as any tax consequences arising under the laws of any state, local, or foreign or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.
          This summary is directed solely to persons who hold their ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment. For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of ordinary shares or ADSs that is any of the following:
▪	a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

▪	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

▪	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

▪	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

▪	a trust in existence on August 20, 1996 that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
          The term “Non-U.S. Holder” means a beneficial owner of ordinary shares or ADSs that is not a U.S. Holder. As described in “Taxation of Non-U.S. Holders” below, the tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder.
          If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ordinary shares or ADSs, the U.S. federal income tax consequences to a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of ordinary shares or ADSs that is a partnership and the partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of ordinary shares or ADSs.

          ADSs
          As relates to the ADSs, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance to its terms.
          Generally, a holder of ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if the holder exchanges ADSs for the underlying ordinary shares represented by those ADSs. The holder’s adjusted tax basis in the ordinary shares will be the same as the adjusted tax basis of the ADSs surrendered in exchange therefor, and the holding period for the ordinary shares will include the holding period for the surrendered ADSs.
          TAXATION OF U.S. HOLDERS
          The discussion in “Distributions on Ordinary Shares or ADSs” and “Dispositions of Ordinary Shares or ADSs” below assumes that we will not be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see the discussion in “Passive Foreign Investment Company” below.
          Distributions on Ordinary Shares or ADSs
          General. Subject to the discussion in “Passive Foreign Investment Company” below, if you actually or constructively receive a distribution on ordinary shares or ADSs, you must include the distribution in gross income as a taxable dividend on the date of your (or in the case of ADSs, the depositary’s) receipt of the distribution, but only to the extent of our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles. Such amount must be included without reduction for any foreign tax withheld. Dividends paid by us generally will not be eligible for the dividends received deduction allowed to corporations with respect to dividends received from certain domestic corporations. Dividends paid by us may or may not be eligible for preferential rates applicable to qualified dividend income, as described below.
          To the extent a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of your adjusted tax basis in the ordinary shares or ADSs, and thereafter as capital gain. Preferential tax rates for long-term capital gain may be applicable to non-corporate U.S. Holders.
          We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
          Qualified Dividend Income. With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), for taxable years beginning before January 1, 2011, dividends that are treated as qualified dividend income (“QDI”) are taxable at a maximum tax rate of 15%. However, we believe that we are likely a PFIC for the current taxable year of 2007, and as a result, dividends paid by us will likely not be treated as QDI.
          Foreign Currency Distributions. A dividend paid in foreign currency (e.g., Renminbi) must be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted to U.S. dollars. If the dividend is converted to U.S. dollars on the date of receipt, you generally will not recognize a foreign currency gain or loss. However, if you convert the foreign currency to U.S. dollars on a later date, you must include in income any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount you included in income when the dividend was received and (ii) the amount that you receive on the conversion of the foreign currency to U.S. dollars. Such gain or loss will generally be ordinary income or loss and U.S. source for U.S. foreign tax credit purposes.
          In-Kind Distributions. Distributions to you of new ordinary shares or ADSs or rights to subscribe for new ordinary shares or ADSs that are received as part of a pro rata distribution to all of our shareholders will not be subject to U.S. federal income tax. The adjusted tax basis of the new ordinary shares or ADSs or rights so received will be determined by allocating your adjusted tax basis in the old ordinary shares or ADSs between the old ordinary shares or ADSs and the new ordinary shares or ADSs or rights received, based on their relative fair market values on the date of distribution. However, in the case of a distribution of rights to subscribe for ordinary shares or ADSs, the adjusted tax basis of the rights will be zero if the fair market value of the rights is less than 15% of the fair market value of the old ordinary shares or ADSs on the date of distribution and you do not make an election to determine the adjusted tax basis of the rights by allocation as described above. Your holding period for the new ordinary shares or ADSs or rights will generally include the holding period for the old ordinary shares or ADSs on which the distribution was made.
          Foreign Tax Credits. Subject to certain conditions and limitations, any foreign taxes paid on or withheld from distributions from us and not refundable to you may be credited against your U.S. federal income tax liability or, alternatively, may be deducted from your taxable income. This election is made on a year-by-year basis and applies to all foreign taxes paid by you or withheld from you that year.
          Distributions will constitute foreign source income for foreign tax credit limitation purposes. The foreign tax credit limitation is calculated separately with respect to two specific classes of income. For this purpose, distributions characterized as dividends distributed by us will generally constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.” Special limitations may apply if a dividend is treated as QDI (as defined above).
          Special rules may apply to electing individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return).
          In certain circumstances, a U.S. Holder that (i) has held ordinary shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends, or (iii) holds ordinary shares or ADSs in arrangements in which the U.S. Holder’s expected economic profit, after foreign taxes, is insubstantial, will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ordinary shares or ADSs.
          Since the rules governing foreign tax credits are complex, you should consult your own tax advisor regarding the availability of foreign tax credits in your particular circumstances.
          The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the preferential tax rates applicable to QDI, as defined above. Accordingly, the creditability of foreign taxes and the availability of such preferential tax rates could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

          Dispositions of Ordinary Shares or ADSs
          Subject to the discussion in “Passive Foreign Investment Company” below, you generally will recognize taxable gain or loss realized on the sale or other taxable disposition of ordinary shares or ADSs equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the ordinary shares or ADSs. Such gain or loss will be capital gain or loss.
          If you have held the ordinary shares or ADSs for more than one year at the time of disposition, such capital gain or loss will be long-term capital gain or loss. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 15% for taxable years beginning before January 1, 2011) will apply to non-corporate U.S. Holders. If you have held the ordinary shares or ADSs for one year or less, such capital gain or loss will be short-term capital gain or loss taxable as ordinary income at your marginal income tax rate. The deductibility of capital losses is subject to limitations.
          Generally, any gain or loss recognized will not give rise to foreign source income for U.S. foreign tax credit purposes.
          You should consult your own tax advisor regarding the U.S. federal income tax consequences if you receive currency other than U.S. dollars upon the disposition of ordinary shares or ADSs.
          Passive Foreign Investment Company
          We believe that we were a PFIC for 2006 and are likely a PFIC for the current taxable year of 2007. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year.
          We generally will be a PFIC under Section 1297 of the Code if, for a taxable year, either (a) 75% or more of our gross income for such taxable year is passive income (the “income test”) or (b) 50% or more of the average percentage, generally determined by fair market value, of our assets during such taxable year either produce passive income or are held for the production of passive income (the “asset test”). ”Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.
          Certain “look through” rules apply for purposes of the income and asset tests described above. If we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income. In addition, passive income does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to income of such related person that is not passive income.
          Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change.
          Default PFIC Rules under Section 1291 of the Code. If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds ordinary shares or ADSs, regardless whether we actually continue to be a PFIC. Since we believe that we were a PFIC for 2006, if you held ordinary shares or ADSs in 2006, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ordinary shares or ADSs. Even if you only began holding ordinary shares or ADSs in the current taxable year of 2007, if it turns out that we are a PFIC for 2007, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ordinary shares or ADSs. You may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default tax rules of Section 1291 of the Code discussed above) as if your ordinary shares or ADSs had been sold on the last day of the last taxable year for which we were a PFIC.
          If we are a treated as a PFIC with respect to you, the U.S. federal income tax consequences to you of the ownership and disposition of ordinary shares or ADSs will depend on whether you make an election to treat us as a qualified electing fund (“QEF”) under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). If you owned or own ordinary shares or ADSs while we were or are a PFIC has and have not made either a QEF Election or a Mark-to-Market Election, you will be referred to in this summary as a “Non-Electing U.S. Holder.”
          If you are a Non-Electing U.S. Holder, you will be subject to the default tax rules of Section 1291 of the Code with respect to:
▪	any “excess distribution” paid on ordinary shares or ADSs, which means the excess (if any) of the total distributions received by you during the current taxable year over 125% of the average distributions received by you during the three preceding taxable years (or during the portion of your holding period for the ordinary shares or ADSs prior to the current taxable year, if shorter); and

▪	any gain recognized on the sale or other taxable disposition (including a pledge) of ordinary shares or ADSs.
          Under these default tax rules:
▪	any excess distribution or gain will be allocated ratably over your holding period for the ordinary shares or ADSs;

▪	the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC will be treated as ordinary income in the current taxable year;

▪	the amount allocated to each of the other years will be treated as ordinary income and taxed at the highest applicable tax rate in effect for that year; and

▪	the resulting tax liability from any such prior years will be subject to the interest charge applicable to underpayments of tax.
          In addition, notwithstanding any election you may make, dividends that you receive from us will not be eligible for the preferential tax rates applicable to QDI (as discussed above in “Distributions on Ordinary Shares or ADSs”) if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but will instead be taxable at rates applicable to ordinary income.
          Special rules for Non-Electing U.S. Holders will apply to determine U.S. foreign tax credits with respect to foreign taxes imposed on distributions on ordinary shares or ADSs.
          If we are a PFIC in any year with respect to you, you will be required to file an annual return on IRS Form 8621 regarding distributions received on ordinary shares or ADSs and any gain realized on the disposition of ordinary shares or ADSs. Since we believe that we were a PFIC for 2006, if you held ordinary shares or ADSs in 2006, you are required to file IRS Form 8621 for 2006 and for all succeeding years during which we continue to be treated as a PFIC with respect to you. Alternatively, even if you only began holding ordinary shares or ADSs in the current taxable year of 2007, if it turns out that we are a PFIC For 2007, you will be required to file IRS Form 8621 for 2007 and for all succeeding years during which we continue to be treated as a PFIC with respect to you.
          QEF Election. If you make a QEF Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Instead, you will be subject to current U.S. federal income tax on your pro rata share of our ordinary earnings and net capital gain, regardless of whether such amounts are actually distributed to you by us. However, you can make a QEF Election only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.
          Mark-to-Market Election. U.S. Holders may make a Mark-to-Market Election, but only if our ordinary shares or ADSs are marketable stock. Our ordinary shares are not currently listed on any exchange, but our ADSs will be “marketable stock” as long as they remain listed on the Nasdaq Global Market and are regularly traded. Stock is “regularly traded” for any calendar year during which it is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. There can be no assurances, however, that our ADSs will be treated, or continue to be treated, as regularly traded.
          If you make a Mark-to-Market Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Rather, you generally will be required to recognize ordinary income for any increase in the fair market value of the ADSs for each taxable year that we are a PFIC. You will also be allowed to deduct as an ordinary loss any decrease in the fair market value to the extent of net marked-to-market gain previously included in prior years. Your adjusted tax basis in the ADSs will be adjusted to reflect the amount included or deducted.
          The Mark-to-Market Election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless our ADSs cease to be marketable stock or the IRS consents to the revocation of the election. You should consult your own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.
          Since the PFIC rules are complex, you should consult your own tax advisor regarding them and how they may affect the U.S. federal income tax consequences of the ownership and disposition of ordinary shares or ADSs.
          Information Reporting and Backup Withholding
          Generally, information reporting requirements will apply to distributions on ordinary shares or ADSs or proceeds from the disposition of ordinary shares or ADSs paid within the United States (and, in certain cases, outside the United States) to a U.S. Holder unless such U.S. Holder is an exempt recipient, such as a corporation. Furthermore, backup withholding (currently at 28%) may apply to such amounts unless such U.S. Holder (i) is an exempt recipient that, if required, establishes its right to an exemption, or (ii) provides its taxpayer identification number, certifies that it is not currently subject to backup withholding, and complies with other applicable requirements. A U.S. Holder may generally avoid backup withholding by furnishing a properly completed IRS Form W-9.
          Backup withholding is not an additional tax. Rather, amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability. Furthermore, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

          TAXATION OF NON-U.S. HOLDERS
          Distributions on Ordinary Shares or ADSs
          Subject to the discussion in “Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on distributions received on ordinary shares or ADSs, unless the distributions are effectively connected with your conduct of a trade or business in the United States and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the United States.
          If distributions are effectively connected with a U.S. trade or business and (if applicable) attributable to a U.S. permanent establishment, you generally will be subject to tax on such distributions in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders – Distributions on Ordinary Shares or ADSs” above. In addition, any such distributions received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
          Dispositions of Ordinary Shares or ADSs
          Subject to the discussion in “Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on any gain recognized on a sale or other taxable disposition of ordinary shares or ADSs, unless (i) the gain is effectively connected with your conduct of a trade or business in the United States and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the United States, or (ii) you are an individual and are present in the United States for at least 183 days in the taxable year of the disposition, and certain other conditions are met.
          If you meet the test in clause (i) above, you generally will be subject to tax on any gain that is effectively connected with your conduct of a trade or business in the United States in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders – Dispositions of Ordinary Shares or ADSs” above. Effectively connected gain realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
          If you meet the test in clause (ii) above, you generally will be subject to tax at a 30% rate on the amount by which your U.S. source capital gain exceeds your U.S. source capital loss.
Information Reporting and Backup Withholding
          Payments to Non-U.S. Holders of distributions on, or proceeds from the disposition of, ordinary shares or ADSs are generally exempt from information reporting and backup withholding. However, a Non-U.S. Holder may be required to establish that exemption by providing certification of non-U.S. status on an appropriate IRS Form W-8.
          Backup withholding is not an additional tax. Rather, amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability. Furthermore, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.
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
          Walkers, our counsel as to Cayman Islands Law, have advised that there is no statutory mechanism by which a judgment obtained in the United States courts can be recognized or enforced in the Cayman Islands. At common law, a foreign judgment which is in personam (a judgment against a person or other legal entity such as a company) may be recognized if:
(a)	the judgment debtor was, at the time the foreign proceedings were instituted, present in the foreign country (which could be presence thought an agent or representative office);
(b)	the judgment debtor was plaintiff, or counter-claimed, in the proceedings in the foreign country;
(c)	the judgment debtor, being a defendant in the foreign court, voluntarily submitted to the jurisdiction of that court by participating in the foreign proceedings;
(d)	if the judgment debtor had, before the commencement of the foreign proceedings agreed, in respect of the subject matter of the proceedings, to submit to the jurisdiction of that court or the courts of that country.
The Cayman Islands court must also be satisfied that: the judgment is for a fixed sum; the judgment was not obtained by fraud; the proceedings in which the judgment was obtained were not contrary to natural justice and the judgment is final and conclusive on the merits. The usual procedure for enforcement of a foreign judgment is to commence proceedings on the judgment as a common law debt.
          Walkers has further advised us that the courts of the Cayman Islands would not entertain original actions brought in the Cayman Islands against us or our directors or officers which only relate to the securities laws of the United States or any state in the United States. An original action brought in the Cayman Islands must give rise to a cause of action in the Cayman Islands (whether pursuant to Cayman Islands statutes or the common law).
          Jun He Law Offices, our counsel as to Chinese law, have advised us that there is uncertainty as to whether the courts of China would:
     (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
     (2) entertain original actions brought in China against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.
          Jun He Law Offices has advised us further that the recognition and enforcement of foreign judgments are provided for under Chinese Civil Procedures Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.
F. Dividends and Paying Agents
          Not applicable.
G. Statement by Experts
          Not applicable.
H. Documents on Display
          We have previously filed with the Commission our registration statement on Form F-1 and prospectus under the Securities Act of 1933, as amended, with respect to our ADSs.
          We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
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
          We have used the net proceeds from our initial public offering to satisfy past indebtedness, reduce our accounts payable, to fund expenses primarily for marketing, employee compensation, next generation service research and development, software and technology infrastructure products and other capital expenditures, to fund acquisitions and investments in new ventures and to finance our Repurchase Program described in Item 16E, “Purchase of Equity Securities by the Issuer and Affiliated Purchasers.” None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

          Credit Suisse First Boston, JP Morgan, Piper Jaffray and CLSA Asia Pacific Markets were the underwriters for our initial public offering.
Item 15T. Controls and Procedures
Evaluation of Controls and Procedures
          Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the fiscal year covered by this annual report. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2006, our disclosure controls and procedures were effective. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure.
Management’s Report on Internal Control over Financial Reporting
          Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting based on criteria established in the Internal Control-integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2006.
          Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
          This Annual Report on Form 20-F does not include a report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to audit by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report on Form 20-F.
Changes in Internal Control Over Financial Reporting
          In our annual report on Form 20-F for the year ended December 31, 2005, and in response to subsequent SEC comment letters, our management reported and elaborated upon the following material weaknesses in our control over financial reporting: (i) management’s inadequate knowledge and experience in application of U.S. GAAP relating to certain limited aspects of accounting matters related to stock-based compensation, and (ii) lack of policy and procedures over data security/access, data backup, system change and spreadsheet control.
          During 2006, we implemented a number of remedial measures to address the material weaknesses described above, including the following:

(1)	our management improved its knowledge and kept current on developments and interpretations of U.S. GAAP, including stock-based compensation accounting, by subscribing to a technical database, engaging in more extensive and regular periodic consultation with the audit committee of the board of directors in connection with any modifications or other unusual events related to stock-based compensation, and providing additional training on U.S. GAAP accounting standards, including those applicable to stock-based compensation, to relevant staff.

(2)	we enhanced our controls and procedures over data security/access, data backup and system changes made to our office operating and application systems and spreadsheets by formulating and implementing appropriate policies, procedures and controls in these areas. These procedural and control improvements also included enhancements of approval, review and monitoring in these areas. Training was provided to relevant staff on these policies and procedures.
As of December 31, 2006, our management concluded that these control procedures were effectively designed, implemented and operating effectively so as to enable management to conclude that the above described material weaknesses have been remedied as of such date.
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
Item 16C. Principal Accountant Fees and Services
Disclosure of Fees Charged by Independent Accountants
          The following table summarizes the fees charged by PricewaterhouseCoopers (our independent accountants from the fourth quarter of 2000 until the present time) for certain services rendered to our company during 2005 and 2006.

	For the year ended
	December 31,
	2005	2006
Audit fees (1)	$307,500	$411,630
Tax related fees (2)	95,919	—
Other fees (3)	16,088	$108,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for our calendar year audits and reviews of financial statements.

(2)	“Tax related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered for tax compliance, tax advisor and tax planning (domestic and international). These services include assistance regarding federal, state and international tax compliance and tax planning.

(3)	“Other fees” means fees for advisory services for the compliance with the Sarbanes-Oxley Act and preliminary audit procedures on internal control over financial reporting prior to the deferral permitted by the SEC’s release on August 9, 2006.
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
Item 16D. Exemptions from the Listing Standards for Audit Committees
          We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

				(d) Maximum
			(c) Total Number	Number of
			of Ordinary	Ordinary Shares (or
	(a) Total		Shares	Dollar Value) That
	Number of	(b) Average	Purchased as	May Yet be
	Ordinary	Price Paid per	Part of a Publicly	Purchased Under
	Shares	Ordinary	Announced Plan	the Plan or Program
Period	Purchased	Share (1)	or Program (2)	(3)
January 1, 2006 — January 31, 2006	1,630,000	$1.006	5,010,000	$9,957,298
February 1, 2006 — February 28, 2006	1,868,000	$0.745	6,878,000	$8,565,022
March 1, 2006 — March 31, 2006	4,791,000	$0.730	11,669,000	$5,065,630
May 1, 2006 — May 31, 2006	2,349,000	$0.770	14,018,000	$3,257,072
June 1, 2006 — June 30, 2006	4,648,000	$0.687	18,666,000	$65,963
August 1, 2006 — August 31, 2006	2,882,400	$0.414	2,882,400	$18,806,884
September 1, 2006 — September 30, 2006	13,953,500	$0.527	16,835,900	$11,450,040
October 1, 2006 — October 30, 2006	2,819,110	$0.514	19,655,010	$10,001,828

(1)	Average price paid per ordinary share includes brokerage commission.

(2)	A share repurchase plan, or the 2005 Repurchase Plan, was announced on May 10, 2005 and became effective on September 7, 2005 when our shareholders approved it at a general meeting. Under the 2005 Repurchase Plan, we may purchase up to $15 million worth of our issued and outstanding ADSs in open-market transactions on the Nasdaq Global Market. There is no expiration date for the 2005 Repurchase Plan. We purchased 1,866,600 ADSs in the open market for an aggregate amount of approximately $15 million and completed the 2005 Repurchase Plan on June 23, 2006. An additional share repurchase program, or the 2006 Repurchase Program, was announced on June 27, 2006 and became effective on August 7, 2006 when our shareholders approved it at a general meeting. Under the 2006 Repurchase Program, we may purchase up to $20 million worth of our issued and outstanding ADSs in open-market transactions on the Nasdaq Global Market.

(3)	The 2006 Repurchase Program was still in effect as of December 31, 2006.
PART III
Item 17. Financial Statements
          The Company has elected to provide financial statements pursuant to Item 18.
Item 18. Financial Statements
          The consolidated financial statements for Linktone Ltd. its subsidiaries and its affiliated entities are included at the end of this annual report.
Item 19. Exhibits

Exhibit
Number	Document
1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

2.1	Specimen American Depositary Receipt of the Company (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form F-6 (Registration No. 333-112897) as filed with the Securities and Exchange Commission on February 17, 2004).

2.2	Specimen Share Certificate of the Company (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

Exhibit
Number	Document
2.3	Deposit Agreement dated March 3, 2004 among the Company, The Bank of New York and owners and beneficial owners of the American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form F-6 (Registration No. 333-112897) as filed with the Securities and Exchange Commission on February 17, 2004).

2.4	Amended and Restated Deposit Agreement dated April 26, 2007 among the Company, JPMorgan Chase Bank, N.A. and owners and beneficial owners of the American Depositary Receipts issued thereunder (incorporated by reference to Exhibit A to the Company’s Registration Statement on Form F-6 (Registration No. 333-142133) as filed with the Securities and Exchange Commission on April 16, 2007).

2.5	Amended and Restated Shareholders’ Agreement dated as of November 19, 2001 among IP Fund One, L.P., Intrinsic Technology (Holdings) Ltd, Jun Wu, Lee Haichao, Shao Xiaoli and Lunar Occidental Group LLC, Mitsubishi Corporation, Index Corporation, Hong Lim Investment Pte Ltd, the other shareholders of the Company and the Company (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

2.6	Amendment to the Shareholders Agreement dated as of November 19, 2001 (by written resolution of the shareholders of the Company dated December 13, 2002) (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

2.7	Amendment to Shareholders Agreement dated February 4, 2004 (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

2.8	Lock-up Agreement by and among the Company and certain of its shareholders (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

2.9	Accession to Lock-up Agreement dated August 30, 2004, by and among the Company and Asiainfo (Indigo) Holdings Ltd, Fidelity Investors III Limited Partnership, Hiking Corporation Ltd, Icon Ventures Asia Ltd, Carlos Cordeiro, Kipp Nelson, Hu An Kai, Greenacre Ventures Ltd., Fidelity International Limited and FIL Ventures Limited. (incorporated by reference to Exhibit 2.8 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

2.10	Accession to Lock-up Agreement dated August 30, 2004, by and among the Company and IP Fund One, L.P. (incorporated by reference to Exhibit 2.9 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.1	Form of 2000-1 Employee Stock Option Scheme (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

Exhibit
Number	Document
4.2	Form of 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.3	Form of Indemnification Agreement with the Company’s directors and officers (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.4	Employment Agreement dated October 1, 2004 between the Company and Raymond Yang Lei (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.5	Employment Termination Agreement dated February 24, 2006 between the Company and Raymond Yang Lei (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 30, 2006).

4.6	Employment Agreement dated October 1, 2004 between the Company and Michael Guangxin Li (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.7	Employment Termination Agreement dated August 31, 2005 between the Company and Michael Guangxin Li (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 30, 2006).

4.8	Employment Agreement dated April 3, 2006 between the Company and Michael Guangxin Li (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 30, 2006).

4.9	Employment Agreement dated October 1, 2004 between the Company and Ye Xin (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.10	Employment Termination Agreement dated March 20, 2006 between the Company and Ye Xin (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 30, 2006).

4.11	Employment Agreement dated May 2, 2005 between the Company and Colin Sung (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

Exhibit
Number	Document
4.12	Employment Separation Agreement dated May 23, 2005 between the Company and Mark Begert (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.13	Translation of Sales Agreement in Relation to True Tone, Ringback Tone and IVR dated April 11, 2005 between Shanghai Huitong Information Co., Ltd. and Sony BMG Music Entertainment (Hong Kong) Ltd. (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.14	Translation of Exclusive Technical Consulting and Services Agreement dated as of November 27, 2003 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.15	Translation of Exclusive Technical Consulting and Services Agreement dated as of November 27, 2003 between Shanghai Huitong Information Co., Ltd. and Shanghai Unilink Computer Co., Ltd. (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.16	Translation of Domain Name License Agreement dated as of November 27, 2003 between the Company and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 10.32 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.17	Translation of Domain Name License Agreement dated as of November 27, 2003 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Unilink Computer Co., Ltd. (incorporated in by reference to Exhibit 10.33 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.18	Translation of Domain Name Assignment Agreement dated as of November 27, 2003 between Shanghai Weilan Computer Co., Ltd. and Shanghai Linktone Consulting Co., Ltd. (incorporated by reference to Exhibit 10.34 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.19	Translation of Domain Name License Agreement dated as of November 27, 2003 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 10.35 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.20	Translation of Trademark License Agreement dated as of November 27, 2003 between the Company and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 10.36 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

Exhibit
Number	Document
4.21	Translation of Trademark License Agreement dated as of November 27, 2003 between the Company and Shanghai Unilink Computer Co., Ltd. (incorporated by reference to Exhibit 10.37 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.22	Translation of Monternet (TM) MMS Cooperation Agreement dated June 25, 2003 between Shanghai Weilan Computer Co. Ltd. and China Mobile Communications Corporation (incorporated by reference to Exhibit 10.64 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on March 1, 2004).

4.23	Translation of Mobile Value-added Service Cooperation Agreement dated March 31, 2005 between Shanghai Weilan Computer Co., Ltd. and China United Telecommunications Corporation (incorporated by reference to Exhibit 4.50 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.24	Translation of Music Copyright License Agreement, effective January 1, 2004, among Speedline Enterprise Limited, Shanghai Linktone Consulting Co., Ltd. and its affiliate, and Shanghai BigIn Digital Technology Co., Ltd. (incorporated by reference to Exhibit 10.68 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the Securities and Exchange Commission on February 17, 2004).

4.25	Translation of Mobile Ringback Tone Contract dated January 18, 2005, between Shanghai Linktone Consulting Co., Ltd. and EMI Music (China) (incorporated by reference to Exhibit 4.55 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

4.26	Share Purchase Agreement, dated April 22, 2005, by and among Linktone Ltd., Linktone Information Technology Co., Ltd., Mingji Guan, Shubing Zheng, Crown River Enterprises Ltd., Yuanhang Wang, Dong Li, Brilliant Concept Investments Ltd., Wangyou Digital Science & Technology (Shenzhen) Co., Ltd. and Shenzhen Yuanhang Science and Technology Co., Ltd. (incorporated by reference to Exhibit 99.1 to the Company’s Report of Foreign Issuer on Form 6-K as filed with the Securities and Exchange Commission on May 24, 2005).

4.27	Equity Transfer Agreement, dated April 22, 2005, by and among Mingji Guan, Shubing Zheng, Yuanhang Wang and Dong Li (incorporated by reference to Exhibit 99.2 to the Company’s Report of Foreign Issuer on Form 6-K as filed with the Securities and Exchange Commission on May 24, 2005).

4.28	Instrument of Transfer, dated May 13, 2005, by and among Crown River Enterprises Ltd. and Linktone Ltd. (incorporated by reference to Exhibit 99.3 to the Company’s Report of Foreign Issuer on Form 6-K as filed with the Securities and Exchange Commission on May 24, 2005).

4.29	Translation of Software License Agreement dated January 1, 2005 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Company Limited (Short Message Platform System Software) (incorporated by reference to Exhibit 4.59 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 30, 2006).

Exhibit
Number	Document
4.30	Translation of Software License Agreement dated January 1, 2005 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (Database Software) (incorporated by reference to Exhibit 4.60 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 30, 2006).

4.31	Translation of Software License Agreement dated September 1, 2003 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (PETS Cellphone Games Software V1.0) (incorporated by reference to Exhibit 4.61 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005) (incorporated by reference to Exhibit 4.61 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 30, 2006).

4.32	Translation of Supplemental Agreement, dated July 1, 2005, to the Software License Agreement dated September 1, 2003 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (PETS Cellphone Games Software V1.0) (incorporated by reference to Exhibit 4.62 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 30, 2006).

4.33	Translation of Software License Agreement dated January 1, 2004 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (Photos and Tones Cellphone Software V1.0) (incorporated by reference to Exhibit 4.63 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005) (incorporated by reference to Exhibit 4.63 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 30, 2006).

4.34	Translation of Supplemental Agreement, dated July 1, 2005, to the Software License Agreement dated January 1, 2004 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (Photos and Tones Cellphone Software V1.0) (incorporated by reference to Exhibit 4.64 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 30, 2006).

4.35	Translation of Software License Agreement dated January 12, 2005 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (RBT Software V1.0) (incorporated by reference to Exhibit 4.65 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 30, 2006).

4.36	Translation of Supplemental Agreement, dated July 1, 2005, to the Software License Agreement dated January 12, 2005 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (RBT Software V1.0) (incorporated by reference to Exhibit 4.66 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 30, 2006).

Exhibit
Number	Document
4.37	Translation of Software License Agreement dated January 12, 2005 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (MMS Software V1.0) (incorporated by reference to Exhibit 4.67 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 30, 2006).

4.38	Translation of Supplemental Agreement, dated July 1, 2005, to the Software License Agreement dated January 12, 2005 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (MMS Software V1.0) (incorporated by reference to Exhibit 4.68 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 30, 2006).

4.39	Translation of Software License Agreement dated January 12, 2005 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (IVR Software V1.0) (incorporated by reference to Exhibit 4.69 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 30, 2006).

4.40	Translation of Supplemental Agreement, dated July 1, 2005, to the Software License Agreement dated January 12, 2005 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (IVR Software V1.0) (incorporated by reference to Exhibit 4.70 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 30, 2006).

4.41	Translation of Exclusive Consulting and Service Agreement dated January 1, 2005 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 4.71 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 30, 2006).

4.42	Translation of Exclusive Consulting and Service Agreement dated July 1, 2005 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 4.72 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 30, 2006).

4.43	Mobile Value-added Service Business Cooperation Agreement, between China Unicom and Shanghai Unilink, dated as of May 18, 2005 (incorporated by reference to Exhibit 4.73 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 30, 2006).

4.44	Translation of Exclusive Consulting and Service Agreement dated June 1, 2005 between Shanghai Huitong Information Co., Ltd. and Hainan Zhong Tong Computer Co., Ltd. (incorporated by reference to Exhibit 4.80 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 30, 2006).

Exhibit
Number	Document
4.45	Equity Transfer Agreement, dated June 15, 2005, by and among Shanghai Weilan Computer Co., Ltd., Yuan Jinhua, Zhao Teng, Jing Shengmei, Zhao Huiping, Chen Huawei and Huang Chang in relation to Hainan Zhong Tong Computer Co., Ltd. (incorporated by reference to Exhibit 4.81 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 30, 2006).

4.46	Translation of Operating Agreement dated June 1, 2005 among Shanghai Huitong Information Co., Ltd., Hainan Zhong Tong Computer Co., Ltd., Yuan Jinhua and Zhao Teng (incorporated by reference to Exhibit 4.82 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 30, 2006).

4.47	Translation of Cooperation Contract dated September 13, 2006 by and between Shanghai Zhongbang Culture Media Co., Ltd. and Shanghai Linktone Consulting Co., Ltd.

4.48	Translation of Equity Interests Pledge Agreement dated May 12, 2006 between Shanghai Linktone Consulting Co., Ltd. and Yao Baoxin.

4.49	Translation of Equity Interests Pledge Agreement dated October 16, 2006 between Shanghai Linktone Consulting Co., Ltd. and Wang Wenlei.

4.50	Translation of Contract Relating to the Exclusive Purchase Right of Equity Interest dated May 12, 2006 among Shanghai Weilan Computer Co., Ltd., Linktone Ltd. and Yao Baoxin.

4.51	Translation of Contract Relating to the Exclusive Purchase Right of Equity Interest dated October 16, 2006 among Shanghai Weilan Computer Co., Ltd., Linktone Ltd. and Wang Wenlei.

4.52	Translation of Loan Agreement dated May 12, 2006 between Linktone Ltd. and Yao Baoxin.

4.53	Translation of Loan Agreement dated October 16, 2006 between Linktone Ltd. and Wang Wenlei.

4.54	Translation of Operating Agreement dated October 16, 2006 among Shanghai Linktone Consulting Co., Ltd., Shanghai Weilan Computer Co., Ltd., Wang Wenlei and Yao Baoxin.

4.55	Translation of Power of Attorney made by Yao Baoxin on May 12, 2006

4.56	Translation of Power of Attorney made by Wang Wenlei on October 16, 2006

4.57	Translation of Equity Interests Pledge Agreement dated April 1, 2006 between Shanghai Huitong Information Co., Ltd. and Zhangrong.

4.58	Translation of Equity Interests Pledge Agreement dated November 16, 2006 between Shanghai Huitong Information Co., Ltd. and Hu Wenjun.

4.59	Translation of Contract Relating to the Exclusive Purchase Right of Equity Interest dated April 1, 2006 among Shanghai Unlink Computer Co., Ltd., Linktone Ltd. and Zhang Rong.

Exhibit
Number	Document
4.60	Translation of Contract Relating to the Exclusive Purchase Right of Equity Interest dated November 16, 2006 among Shanghai Unlink Computer Co., Ltd., Linktone Ltd. and Hu Wenjun.

4.61	Translation of Loan Agreement dated April 1, 2006 between Linktone Ltd. and Zhang Rong.

4.62	Translation of Loan Agreement dated November 16, 2006 between Shanghai Unlink Computer Co., Ltd., Linktone Ltd. and Hu Wenjun.

4.63	Translation of Operating Agreement dated November 16, 2006 among Shanghai Huitong Information Co., Ltd., Shanghai Unlink Computer Co., Ltd., Zhang Rong and Hu Wenjun.

4.64	Translation of Power of Attorney made by Zhang Rong on April 1, 2006.

4.65	Translation of Power of Attorney made by Hu Wenjun on April 1, 2006.

4.66	Translation of Cooperation Agreement effective as of December 1, 2005 between China Mobile Communications Co., Ltd. and Shanghai Weilan Computer Co., Ltd.

4.67	Translation of Cooperation Agreement on Mobile Monternet SMS effective as of December 1, 2006 between Liaoning Mobile Communications Co., Ltd. and Beijing LFmobile Technologies Co., Ltd.

4.68	Translation of Beijing Netcom Agreement on IVR Service (Happy Ring Bar) effective as of April 18, 2006 between China Netcom (Group) Co., Ltd., Beijing branch and Shanghai Unlink Computer Co., Ltd.

4.69	Translation of Cooperation Agreement on Developing Mobile Monternet SMS dated June 10, 2006 between Hainan Mobile Communications Co., Ltd. and Hainan Zhongtong Computer & Network Co., Ltd.

4.70	Stock Purchase and Subscription Agreement dated April 20, 2007 between EChinaCash, Inc., EChinaMobile (BVI) Ltd., and Linktone Ltd.

4.71	Stockholders Agreement dated April 20, 2007 by and between EChinaCash, Inc., EChinaMobile (BVI) Ltd. and Linktone Ltd.

4.72	Summary of Key Terms in Cooperation Framework Agreement dated October 25, 2006 between Youth League Internet, Film and Television Center and Beijing Lianfei Wireless Telecommunication Technology Co., Ltd.

4.73	Summary of Key Terms in Exclusive Advertisement Agency Agreement dated October 26, 2006 between Youth League Internet, Film and Television Center and Shanghai Lingyu Culture Communication Co., Ltd.

4.74	Summary of Key Terms in Exclusive Cooperation Agreement on Value-Added Services dated January 8, 2007 between Shanghai Dong Fang Long Xin Media Co., Ltd. and Beijing Ojava Wireless Information Technology Co. Ltd.

4.75	Summary of Key Terms in Consultancy Service Agreement dated January 8, 2007 between Ojava (Overseas) Ltd. and Panorama Asia Limited.

Exhibit
Number	Document
8.1	Significant Subsidiaries.

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2005).

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm.

15.2	Consent of Walkers.

15.3	Consent of Jun He Law Offices.

SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LINKTONE LTD.
By:	/s/ Colin Sung
Colin Sung
Chief Financial Officer

Date: July 13, 2007

LINKTONE LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
LINKTONE LTD.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Linktone Ltd. (“the Company”) and its subsidiaries at December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in note 4(m) to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, People’s Republic of China
July 12, 2007

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)

		As of December 31,
	Note	2005	2006
Assets
Current assets:
Cash and cash equivalents	7	$36,252,678	51,445,086
Short term investments	8	41,580,530	1,012,230
Accounts receivable, net	9	15,945,662	12,371,700
Tax refund receivable	10	2,131,128	784,506
Deposits and other receivables	11	5,136,949	3,813,562
Deferred tax assets	20	811,014	1,020,608

Total current assets		101,857,961	70,447,692
Property and equipment, net	14	3,565,446	2,852,735
Intangible assets	15	2,234,185	2,162,993
Goodwill	6	10,171,219	16,518,898
Other long term assets	16	—	5,475,631
Deferred tax assets	20	1,051,469	691,321

Total assets		$118,880,280	$98,149,270

Liabilities and shareholders’ equity
Current liabilities:
Taxes payable	17	$5,898,782	$3,011,537
Accrued liabilities and other payables	18	11,886,705	5,109,264
Deferred revenue		93,327	247,823
Deferred tax liabilities	20	881,279	576,600

Total current liabilities		18,760,093	8,945,224

Long term liabilities
Other long term liabilities		30,276	55,203

Total liabilities		18,790,369	9,000,427

Commitments and contingencies	24	—	—
Shareholders’ equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 257,317,900 and 260,870,490 shares issued and outstanding as of December 31, 2005 and December 31, 2006)	5	25,732	26,087
Additional paid-in capital	5, 22	78,674,885	77,041,914
Treasury Stock	22	—	(11,362,575)
Statutory reserves	19	2,007,776	2,344,525
Accumulated other comprehensive income
Unrealized (loss)/gain on investment on marketable securities		(96,317)	33,177
Cumulative translation adjustments		823,154	2,172,265
Retained earnings		18,654,681	18,893,450

Total shareholders’ equity		100,089,911	89,148,843

Total liabilities and shareholders’ equity		$118,880,280	$98,149,270

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except per share data)

		For the year ended December 31,
	Note	2004	2005	2006
Gross revenues	12	$50,318,744	$73,608,603	$79,841,694
Sales tax		(2,235,044)	(3,121,347)	(3,305,544)

Net revenues		48,083,700	70,487,256	76,536,150
Cost of services		(15,305,416)	(26,483,694)	(28,982,827)

Gross profit		32,778,284	44,003,562	47,553,323

Operating expenses:
Product development		(2,807,720)	(6,229,976)	(7,372,074)
Selling and marketing		(8,794,568)	(14,719,763)	(22,728,906)
Other general and administrative		(10,274,754)	(11,786,995)	(11,789,984)

Total operating expenses		(21,877,042)	(32,736,734)	(41,890,964)

Income from operations		10,901,242	11,266,828	5,662,359
Interest income		815,447	1,965,801	1,589,180
Other income, net		346,652	720,763	862,830

Income before tax		12,063,341	13,953,392	8,114,369
Income tax expense	20	(997,307)	(1,504,329)	(1,267,183)
Minority interest		—	—	(54,595)

Net income		11,066,034	12,449,063	6,792,591
Accretion on Series B convertible redeemable preferred shares		(28,206)	—	—
Amount allocated to participating preferred shareholders		(794,307)	—	—

Net income attributable to ordinary shareholders		$10,243,521	$12,449,063	$6,792,591

Other comprehensive income/(loss)		(64,414)	791,662	1,478,605

Comprehensive income		$11,001,620	$13,240,725	$8,271,196

Earnings per share:	25
Basic		$0.05	$0.05	$0.03

Diluted		$0.04	$0.05	$0.03

Weighted average ordinary shares:
Basic		224,569,476	257,020,040	253,850,193

Diluted		248,081,126	275,385,579	259,529,531

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In U.S. dollars, except share data)

								Accumulated	Retained
			Additional			Deferred		other	earnings/	Total
	Ordinary shares		paid-in	Treasury	Convertible	stock based	Statutory	comprehensive	(Accumulated	shareholders’
	Shares	Amount	capital	Stock	preferred shares	compensation	reserves	income/(loss)	Deficit)	equity
Balance as of December 31, 2003	97,390,000	9,739	5,811,354	—	3,525,388	(4,691,825)	500,000	(411)	(947,626)	4,206,619
Issuance of ordinary shares in initial public offering	51,500,000	5,150	67,046,483	—	—	—	—	—	—	67,051,633
Costs of initial public offering	—	—	(1,941,409)	—	—	—	—	—	—	(1,941,409)
Conversion of redeemable preferred shares to ordinary shares	41,294,500	4,129	3,579,539	—	—	—	—	—	—	3,583,668
Conversion of convertible preferred shares to ordinary shares	59,870,500	5,987	3,519,401	—	(3,525,388)	—	—	—	—	—
Issuance of ordinary shares from exercise of stock options	3,717,990	372	301,778	—	—	—	—	—	—	302,150
Accretion of series B redeemable convertible preferred shares	—	—	28,206	—	—	—	—	—	(28,206)	—
Deferred stock–based compensation	—	—	—	—	—	3,464,807	—	—	—	3,464,807
Other comprehensive income:
Translation adjustment	—	—	—	—	—	—	—	264	—	264
Unrealized loss on investments in marketable securities	—	—	—	—	—	—	—	(64,678)	—	(64,678)
Net income	—	—	—	—	—	—	—	—	11,066,034	11,066,034
Appropriation to Statutory reserves	—	—	—	—	—	—	1,031,760	—	(1,031,760)	—

Balance as of December 31, 2004	253,772,990	$25,377	$78,345,352	$—	$—	$(1,227,018)	$1,531,760	$(64,825)	$9,058,442	$87,669,088
Issuance of ordinary shares from exercise of stock options	6,924,910	693	568,777	—	—	—	—	—	—	569,470
Retirement of shares from stock repurchase	(3,380,000)	(338)	(1,024,651)	—	—	—	—	—	(2,376,808)	(3,401,797)
Deferred stock–based compensation	—	—	785,407	—	—	1,227,018	—	—	—	2,012,425
Other comprehensive income:
Translation adjustment	—	—	—	—	—	—	—	823,301	—	823,301
Unrealized loss on investments in marketable securities	—	—	—	—	—	—	—	(31,639)	—	(31,639)
Net income	—	—	—	—	—	—	—	—	12,449,063	12,449,063
Appropriation to Statutory reserves	—	—	—	—	—	—	476,016	—	(476,016)	—

Balance as of December 31, 2005	257,317,900	$25,732	$78,674,885	$—	$—	$—	$2,007,776	$726,837	$18,654,681	$100,089,911
Issuance of ordinary shares from exercise of stock options	16,839,040	1,684	857,574	—	—	—	—	—	—	859,258
Retirement of shares from stock repurchase	(13,286,000)	(1,329)	(3,949,103)	—	—	—	—	—	(6,217,073)	(10,167,505)
Treasury stocks	—	—	—	(11,362,575)	—	—	—	—	—	(11,362,575)
Stock–based compensation	—	—	1,458,558	—	—	—	—	—	—	1,458,558
Other comprehensive income:
Translation adjustment	—	—	—	—	—	—	—	1,349,111	—	1,349,111
Unrealized gain on investments in marketable securities	—	—	—	—	—	—	—	129,494	—	129,494
Net income	—	—	—	—	—	—	—	—	6,792,591	6,792,591
Appropriation to Statutory reserves	—	—	—	—	—	—	336,749	—	(336,749)	—

Balance as of December 31, 2006	260,870,940	$26,087	$77,041,914	$(11,362,575)	$—	$—	$2,344,525	$2,205,442	$18,893,450	$89,148,843

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	For the year ended December 31,
	2004	2005	2006
Cash flow from operating activities
Net income	$11,066,034	$12,449,063	$6,792,591
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation costs	3,464,807	2,012,425	1,458,558
Loss on disposal of fixed assets	49,064	—	55,254
Depreciation	429,516	1,419,609	1,843,997
Amortization/write off of intangible assets	—	760,299	1,931,361
Provision for bad debt accounts	176,813	(190,054)	361,102
Deferred income tax benefits	(64,878)	(914,668)	(171,172)
Loss on foreign exchange	—	36,415	50,676
Realized gain on short term investments	(81,094)	(1,060,041)	(1,258,818)
Changes in assets and liabilities, net of effect of acquisitions:

Accounts receivable	(7,529,729)	(4,550,229)	4,136,728
Tax refund receivable	(2,597,167)	532,431	1,372,894
Deposits and other receivables	(1,198,857)	(561,247)	359,967
Taxes payable	4,092,219	689,980	(2,987,805)
Accrued liabilities and other payables	1,847,399	(1,062,039)	177,999

Net cash provided by operating activities	9,654,127	9,561,944	14,123,332

Cash flow from investing activities

Purchase of property and equipment	(2,422,079)	(1,967,541)	(1,249,298)
Purchase of intangible assets	—	(306,050)	(124,735)
Purchase of television advertising agency right	—	—	(4,802,336)
Proceeds from sale of short term investments	22,181	27,001,194	41,990,510
Proceed from disposals of fixed assets	—	—	1,295
Cash paid for short term investments	(14,866,131)	(52,692,957)	—
Cash paid for business acquisitions, net off cash acquired	—	(5,459,324)	(14,818,906)
Cash paid for convertible loans	—	(581,782)	(176,666)
Cash paid to staff for business acquisitions	—	(433,694)	—

Net cash (used in)/provided by investing activities	(17,266,029)	(34,440,154)	20,819,864

Cash flow from financing activities:
Proceeds from initial public offering, net of issuance costs paid	65,110,224	—	—
Proceeds from the exercise of stock options	302,150	569,470	859,258
Cash paid for repurchase of stock	—	(3,401,797)	(21,530,080)

Net cash provided by/(used in) financing activities	65,412,374	(2,832,327)	(20,670,822)

Effect of exchange rate change on cash	264	549,586	920,034
Net (decrease)/increase in cash and cash equivalents	57,800,736	(27,160,951)	15,192,408
Cash and cash equivalents, beginning of year	5,612,893	63,413,629	36,252,678

Cash and cash equivalents, end of year	$63,413,629	$36,252,678	51,445,086

Supplemental disclosures of cash flow information
Cash paid during the year for:
Cash paid for business and other taxes on revenues	$1,224,397	$8,800,560	$9,991,035
Cash received for value added tax refund	—	4,960,196	6,233,769
Cash paid for income tax	518,262	607,940	2,652,773
Cash paid for interest	—	—	—
The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
1 Organization and Nature of Operations
     Linktone Ltd. (“Linktone” or the “Company”), a Cayman Islands corporation, is a provider of telecom media, entertainment and communication services or telecom value added services (“VAS”) to mobile and fixed phone users in the People’s Republic of China (“PRC”). The Company specializes in the development, aggregation, marketing and distribution of consumer telecom applications for access by mobile and fixed phone users in the PRC.
     The accompanying consolidated financial statements include the results of operations of the Company, its subsidiaries, Shanghai Linktone Consulting Co., Ltd. (“Linktone Consulting”), Shanghai Huitong Information Co., Ltd. (“Huitong”), Shanghai Linktone Internet Technology Co., Ltd. (“Linktone Internet”), Shanghai Linktone Software Co., Ltd. (“Linktone Software”), Brilliant Concept Investment Ltd. (“Brilliant”), Wang You Digital Technology Co., Ltd. (“Wang You”), Ojava Overseas Limited (“Ojava Overseas”) and Beijing Ruida Internet Communication Technology Co., Ltd. (“Ruida”), and variable interest entities (“VIE” or “VIEs”) for which the Company is the primary beneficiary. Ojava Overseas and Ruida were acquired by the Company in January 2006 (note 6). The Company, its subsidiaries and consolidated VIEs (see below) are collectively referred to as the “Group”.
     In October 2006, the Group entered into agreements with the Chinese Youth League Internet, Film and Television Center (“CYL”) to serve as the exclusive advertising agent and to establish a joint venture to produce television and interactive telecom programs for Qinghai Satellite Television (“QTV”). The Group had paid $4,802,336 (note 16) in connection with such agreements as of December 31, 2006.
     The business in which the Group is engaged is subject to a number of industry-specific risk factors, including, but not limited to, dependence on mobile and fixed line network operators, rapid development of the market, large number of competitors, and evolving regulatory environment.
     To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide value-added telecommunications services, which includes telecom value-added services, Internet content services, and television content production and advertising services, the Company conducts substantially all of its operations via its VIEs. These VIEs are wholly owned by certain employees of the Company. The capital is funded by the Company and recorded as interest-free loans to these PRC employees. The portion of the loans for capital injection is eliminated with the capital of the VIEs during consolidation.
     Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to the Company’s subsidiaries in the PRC when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs are assigned to the Company and the Company has the right to appoint all directors and senior management personnel of the VIEs. As of December 31, 2006, the Company has entered into consulting service and or software licensing agreements with these VIEs under which the Company provides consulting and software products to these VIEs in exchange for substantially some or all net income of the VIEs. In addition, employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the fees for consulting services and use of software due to the Company. The interest-free loans to the employee shareholders of VIEs listed below as of December 31, 2005 and 2006 were $8.4 million and $13.1 million, respectively.
     The following is a summary of the VIEs of the Company:
•	Shanghai Weilan Computer Co., Ltd. (“Weilan”), a PRC company controlled through contractual agreements. Weilan was registered on December 2, 1999 and is 50% owned by each of two of the Company’s employees, Baoxin Yao and Wenlei Wang. As of December 31, 2005 and 2006, total interest free loans to shareholders amounted to $0.6 million.

•	Shanghai Unilink Company Ltd. (“Unilink”), a PRC company controlled through contractual agreements. Unilink was registered in June 2003 and is 50% owned by each of two of the Company’s employees, Rong Zhang and Wenjun Hu. As of December 31, 2005 and 2006, total interest free loans to shareholders amounted to $1.2 million.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
1 Organization and Nature of Operations (cont’d)
•	Shenzhen Yuan Hang Technology Co., Ltd. (“Yuan Hang”), a PRC company controlled through contractual agreements. Yuan Hang was registered in June 2001 and acquired by the Company in May 2005 (note 6). Yuan Hang is 50% owned by each of two of the Company’s employees, Yuming Cai and Xuan Fan. As of December 31, 2005 and 2006, total interest free loans to shareholders amounted to $0.6 million.

•	Beijing Cosmos Digital Technology Co., Ltd. (“Cosmos”), a PRC company controlled through contractual agreements. Cosmos was registered in May 2003 and acquired by the Company in June 2005 (note 6). Cosmos is 50% owned by each of two of the Company’s employees, Rong Zhang and Teng Zhao. The equity interests are in the process of being transferred to the Company’s employees, Hongjie Qi and Miao Yan. As of December 31, 2005 and 2006, total interest free loans to shareholders amounted to $1.7 million and $4.1 million, respectively.

•	Hainan Zhong Tong Computer Network Co., Ltd. (“Zhong Tong”), a PRC company controlled through contractual agreements. Zhong Tong was registered in October 2000, and acquired by the Company in June 2005 (note 6). Zhong Tong is 50% owned by the Company’s former employee, Jinhua Yuan, whose equity interests are in the process of being transferred to the Company’s employee, Yi Huang and 50% owned by the Company’s employee Teng Zhao. As of December 31, 2005 and 2006, total interest free loans to shareholders amounted to $1.7 million.

•	Beijing Lian Fei Wireless Communication Technology Co., Ltd. (“Lian Fei”), a PRC company controlled through contractual agreements. Lian Fei was registered in June 2002, and acquired by the Company in June 2005 (note 6). Lian Fei is 50% owned by each of two of the Company’s employees, Jing Wang and Rong Li. As of December 31, 2005 and 2006, total interest free loans to shareholders amounted to $1.7 million and $2.0 million respectively.

•	Shanghai Qimingxing E-commerce Co., Ltd. (“Qimingxing”), a PRC company controlled through contractual agreements. Qimingxing was registered in February 2000, and acquired by the Company in August 2005 (note 6). Qimingxing is 50% owned by each of two of the Company’s employees Qian Di and Lijin Shen. As of December 31, 2005 and 2006, total interest free loans to shareholders amounted to $0.9 million and 1.9 million respectively.

•	Beijing Ojava Wireless Information Technology Co., Ltd. (“Beijing Ojava”), a PRC company controlled through contractual agreements. Beijing Ojava was registered in February 2004, and acquired by the Company in January 2006 (note 6). Beijing Ojava is 50% owned by each of the two of the Company’s employees Xinyong Ding and Jun Xi. As of December 31, 2006, total interest free loans to shareholders amounted to $1.0 million
     In November 2006, a VIE, Shanghai Ling Yu Culture and Communication Co., Ltd. (“Ling Yu”) was established to act as the exclusive advertising agent of QTV. Ling Yu is 50% owned by Unilink and 50% owned by Qimingxing.
     All the above VIEs are engaged in the business of providing VAS to mobile phone users in China via third party operators except Yuan Hang and Ling Yu. Yuan Hang is engaged in providing online gaming services in China while Ling Yu is engaged in the advertising agency business.
2 Basis of presentation
     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
     All transactions and balances between the Group’s businesses have been eliminated upon consolidation.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
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
     The Company began to consolidate the operating results of acquired subsidiaries and VIEs as follows:
     (a) Brilliant, Wang You and Yuan Hang from June 2005;
     (b) Cosmos, Zhong Tong and Lian Fei from July 2005;
     (c) Qimingxing from September 2005; and
     (d) Ojava Overseas, Ruida and Beijing Ojava from February 2006.
     As of December 31, 2005 and 2006, the aggregate accumulated profits of all VIEs were approximately $9.4 million and $9.1 million, respectively, and have been reflected in the consolidated financial statements.
(b) Cash equivalents
     The Group considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are composed primarily of investments in commercial paper and money market accounts that are stated at costs, plus accrued interest, which approximates fair value.
(c) Short-term investments
     Short-term marketable securities are classified as available-for-sale and carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income. Management determines the appropriate classification of its short-term investments and re-evaluates such determination at each balance sheet date.
(d) Accounts receivable
     An allowance for doubtful accounts is provided based on an ageing analysis of accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness and industry trend analysis. The Group also makes a specific allowance if there is strong evidence showing that the receivable is likely to be irrecoverable. Accounts receivable in the balance sheets are stated net of such allowance of $148,237 and $509,339 as of December 31, 2005 and 2006, respectively.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
4 Summary of significant accounting policies (cont’d)
(e) Property and equipment, net
     Property and equipment are stated at cost less accumulated depreciation.
     Property and equipment are depreciated over their estimated useful lives on a straight-line basis with an estimated residual value of zero. The estimated useful lives are as follows:

Computer hardware/equipment	36-60 months
Office equipment	12-36 months
Leasehold improvements	the shorter of their estimated useful lives or the lease term
     Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the relevant assets, and is recognized in the statement of operations.
(f) Goodwill and intangible assets
     Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries and variable interest entities. The Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Intangible Assets” (“SFAS 142”). Under SFAS 142, goodwill is no longer amortized, but tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company assesses goodwill for impairment in accordance with SFAS 142. In December of each year, the Company tests impairment of goodwill at the reporting unit level and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit.
     The Company applies the criteria specified in SFAS No. 141 “Business Combinations” (“SFAS 141”) to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criteria. Under SFAS 142, intangible assets with definite lives are amortized over their estimated useful life. Intangible assets, such as purchased technology, licenses, domain names, partnership, and non-compete agreements, arising from the acquisitions of subsidiaries and variable interest entities are recognized and measured at fair value upon acquisition. Intangible assets are amortized over their estimated average useful lives from one to three years. The Company reviews the amortization methods and estimated useful lives of intangible assets regularly.
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
(h) Television advertising right
     Television advertising right for QTV is stated at cost less accumulated amortization and amortized over the contract period.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
4 Summary of significant accounting policies (cont’d)
(i) Revenue and cost of services recognition
     Telecom value added services
     The vast majority of the Group’s revenues are derived from entertainment-oriented telecom value-added services including Short Messaging Services (“SMS”), Multimedia Messaging Services (“MMS”), Wireless Application Protocol (“WAP”), JavaTM (“Java games”), Interactive Voice Response Services (“IVR”) and Ring Back (“RB”) services (IVR and RB, collectively known as “Audio Related Services”) to phone users through various subsidiaries of China Mobile Communications Corporation (“China Mobile”), China United Communications Corporation (“China Unicom”), China Telecom Corporation and China Netcom Corporation (collectively the “Operators”). Fees for these services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered.
     The Group recognizes all revenues in the period in which the services are performed, provided that persuasive evidence of a contractual arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. A substantial portion of the Group’s revenue is recorded based on monthly statements received from provincial level subsidiaries of the Operators. In certain instances, when a statement is not received within a reasonable period of time, the Group is required to make an estimate of the revenues and cost of services earned during the period covered by the statement. On a quarterly basis, the Group evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. For the years ended December 31, 2005 and 2006, approximately 2% and 0.5% of the Group’s revenues were estimated respectively.
     The Group contracts with the Operators for the transmission of telecom value-added services as well as for billing and collection services. The Group measures its revenues based on the total amount paid by its customers, for which the Operators bill and collect on the Group’s behalf. For this billing and collection service, the Operators retain a fixed percentage fee, which is reflected as a cost of services in the financial statements. In addition, for SMS and MMS services, the Operators charge the Group a network usage fee based on a fixed per message rate multiplied by the excess of messages sent over messages received. These network usage fees are likewise retained by the Operators, and are reflected as a cost of services in the financial statements. Network usage fees charged to the Group are reduced for messages received by the Group because the Operators separately charge the sender a fee for these transmissions. The Group has assessed its relationship with the Operators and the terms of the fee arrangements under Emerging Issues Task Force Issue No. 99-19, and has concluded that reporting the gross amounts billed to its customers is appropriate.
     The Group licenses content from independent content providers. Certain of these agreements determine the fees payable for content based on a percentage of revenues of the Group generated from the use of the content. The Group records its revenues inclusive of fees to be paid to content providers as the Group acts as the principal in these arrangements.
     Casual Online Games Services
     The Group currently provides its casual online game services through its subsidiaries, Brilliant and Wang You, and VIE, Yuan Hang. The Group receives subscription fees from distributors for the sales of game cards, in either physical or virtual form, with certain number of game points incorporated in the cards. The corresponding revenue is recognized as the game points are consumed by game players in games. Any sold game cards which are not activated by users and activated points which are not consumed in games constitute deferred revenue.
     Advertising services
     The Group through its VIE, Ling Yu acts as the exclusive advertising agent for QTV. The Group receives advertising revenue from selling advertising time slots and program sponsorships on QTV. Advertising revenues are recognized ratably over the displayed period of the contract. Payments for advertising received in advance are deferred until earned.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
4 Summary of significant accounting policies (cont’d)
(j) Income and other taxes
     The Group accounts for income tax using SFAS No. 109 “Accounting for Income Taxes,” which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred taxes are provided for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax basis of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax asset will not be realized. Shanghai Unilink and Qimingxing are currently considered small businesses and are subject to a 2.4% tax on revenues and 4.8% on the difference between revenue and cost of service, as defined for tax purposes.
     The Group is also subject to business taxes of 3-9% on the provision of taxable services, which includes services provided to customers and in certain instances consultancy services to the VIEs. The related business taxes paid for the services provided to customers and consultancy services are accrued for as a reduction of revenues and in operating expenses respectively.
     Huitong and Linktone Internet charge software license fees to the VIEs which are subject to value added tax (“VAT”) at 17%. The Group is entitled to a tax refund equivalent to the portion of VAT expense in excess of 3%. The 3% portion of VAT expense is accrued for as a reduction of revenues.
(k) Advertising expenses
     Advertising expenses generally represent the cost of promotions to create or stimulate a positive image of the Group or a desire to buy the Group’s products and services, and are expensed as incurred. Advertising expenses totaled $3,441,117, $6,151,167 and $10,172,051 during the years ended December 31, 2004, 2005 and 2006, respectively.
(l) Product development expenses
     Product development expenses consist primarily of compensation and related costs for employees associated with the development of the content of the Group’s products and development, enhancement to and maintenance of related product technical platforms and customer databases.
     The Group accounts for the cost of developing the content of the products in accordance with FAS 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed” and would capitalize, if criteria under FAS 86 were met, direct costs incurred during the development phase and amortize on a straight-line basis over the estimated product life or on the ratio of current revenues to total projected product revenue, which ever is greater.
     The Group accounts for product development costs of the technical platform and customer database under SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” and would capitalize, if criteria under SOP 98-1 were met, direct costs associated in developing or obtaining internal-use computer software during the application development stage. Costs incurred in the enhancement and maintenance of the Group’s existing platforms and database are charged to product development expense as incurred.
     To date, the amount of costs qualifying for capitalization under FAS 86 and SOP98-1 has been immaterial and as a result, all product development costs have been expensed as incurred.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
4 Summary of significant accounting policies (cont’d)
  (m) Share-based compensation
     Effective January 1, 2006, the Group adopted the provisions of SFAS 123R, Share-Based Payment for share-based employee compensation arrangements. The statement requires the measurement of the cost of employee services received in exchange for an award of equity instruments (such as employee stock options) at the fair value on the grant date. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (the requisite service period).
     The Group recognizes the compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period of the award. Forfeitures are estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates. Upon adoption, the Group elected the modified prospective method and therefore has not restated results for prior periods. The valuation provisions of SFAS 123R apply to new grants and unvested grants that were outstanding as of the effective date. Estimated compensation for unvested grants as of the effective date are recognized over the remaining service period using the compensation cost estimated for the SFAS123 pro forma disclosures.
   (n) Subsidy income
     Local governments in some provinces in China grant the Group subsidy income based on a certain percentage of business taxes and income taxes paid by the Group either on a monthly or annually basis. The Group records this local government subsidy income in other income as the income is received. Local government subsidy income totaled $311,873, $618,812 and $611,394 during the years ended December 31, 2004, 2005 and 2006, respectively.
  (o) Foreign currency translation
     The Company’s functional and reporting currency is the U.S. dollar (“US$”). The functional currency of the Company’s operating subsidiaries and consolidated VIEs in China is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statement of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the statement of operations. All assets and liabilities of our subsidiaries and consolidated VIEs in China are translated into US$ at the exchange rates in effect at the balance sheet date and revenues and expenses are translated into US$ at the average exchange rates in effect during the reporting periods. The exchange differences resulting from translating the PRC entity financial statements into US$ are included in Accumulated Other Comprehensive Income which is a separate component of shareholders’ equity on the consolidated balance sheets.
   (p) Comprehensive income
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
   (q) Earnings per share
     In accordance with SFAS No. 128 “Computation of Earnings Per Share,” basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
4 Summary of significant accounting policies (cont’d)
Options to purchase ordinary shares that were anti-dilutive were excluded from the calculation of diluted net income per share.
     The Company has adopted the consensus reached in EITF 03-06, “Participating Securities and the Two-Class Method under SFAS No. 128,” which provides further guidance on the definition of participating securities and requires the use of the two-class method in calculating earnings per share for enterprises with participating securities. The Company determined that all of its preferred stock outstanding through March 31, 2004 qualified as participating securities.
   (r) Segment reporting
     The Group follows SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.” The Group operates and manages its telecom value added service business, casual game business and advertising as three separate segments. For the years ended December 31, 2005 and 2006, the casual game and advertising businesses were not material, accounting for 1.9% and nil and 1.8% and 0.4% of the Group’s total revenue, respectively. The Group generates its revenues solely from China and accordingly, no geographical segments are presented.
   (s) Recent Accounting Pronouncements
     In June 2006, FASB ratified the provisions of EITF Issue No. 06-3 “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06-3”), which requires the Company to disclose how it accounts for taxes imposed on and concurrent with a specific revenue-producing transaction. EITF 06-3 will be effective for the Company starting January 1, 2007. The Company does not believe that the application of EITF 06-03 will have a material effect on its financial position, cash flow and results of operations.
     In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This interpretation requires that the Company recognizes and discloses in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 became effective on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The Company does not believe that the application of FIN 48 will have a material effect on its financial position, cash flow and results of operations.
     In September 2006, the SEC released SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on the SEC’s views on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The provisions of SAB 108 would be effective for the Company for the fiscal year ended December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company’s financial position, cash flows nor results of operations.
     In September 2006, the FASB issued Statement of Financial Accounting Standards No.157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 will be effective for the Company starting January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 157 on its consolidated financial position, cash flows and results of operations.
     In February 2007, the FASB issued SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for the Company on January 1, 2008. The Company does not believe the adoption of SFAS 159 will have a material effect on its financial position, cash flow and results of operations.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
5 Preferred shares
     In connection with a re-organization in April 2001, the Company capitalized 66,172 shares of Series B redeemable convertible preferred shares at an assigned value of $274,303 and 336,848 shares of Series A convertible preferred stock at an assigned value of $1,245,200. Concurrently with the reorganization, the Company issued warrants to purchase 110,287 shares of Series B redeemable convertible preferred shares with an exercise price of $0.01 per share, which were exercised on May 30, 2001. Subsequent to the reorganization, the Company issued an additional 34,980 shares of Series A preferred shares in 2001 for consideration of $9.85 per share, and an additional 3,555 shares of Series A preferred share in 2002 for consideration of $9.84 per share.
     In April 2001, the Company issued 245,203 shares of Series C redeemable convertible preferred shares (“Series C”) for consideration of $8.15 per share.
     In July 2001, the Company issued 101,570 shares of Series D convertible preferred shares (“Series D”) for consideration of $9.84 per share.
     In February 2002, the Company issued 101,570 shares of Series E redeemable convertible preferred shares (“Series E”) for consideration of $9.84 per share.
     Holders of the Company’s preferred stock had various rights and preferences as follows:
  Voting
     Holders of preferred shares had voting rights equal to the voting rights to which the ordinary shares then issuable upon conversion of such preferred share were entitled.
Dividends
     The holder of each preferred share was entitled to participate in dividends, when and if declared by the Board of Directors. No dividends have been declared by the Board of Directors from inception of the Company through December 31, 2006.
  Liquidation
     In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Group, or the sale of all or substantially all of its assets, holders of Series B, C, D and E preferred shareholders, and Icon (a specified holder of Series A preferred shares), each as a class, were entitled to receive $1,500,000, $2,000,000, $1,000,000, $999,997 and $750,000, respectively, after which the remaining liquidation proceeds would be distributed pro rata amongst all the shareholders, including the Series A preferred shareholders other than Icon, in accordance with each shareholder’s respective shareholding percentages, with each preferred share participating as if converted into ordinary shares.
  Conversion
     Each preferred share was convertible into one ordinary share, as such conversion may be adjusted from time to time, including stock splits, in accordance with the conversion provisions in the Company’s Articles of Incorporation. Each preferred share was to be automatically converted into such number of ordinary shares, as such conversion may be adjusted, upon (i) the closing of a qualified initial public offering (“IPO”), or (ii) upon the terms and conditions as each may be agreed between the Company and the holders of the relevant shares.
  Mandatory redemption
     The holders of Series B and Series C shares were entitled to redeem all of the outstanding Series B and Series C shares on or after April 30, 2007. The holders of Series E shares were entitled to redeem all of the outstanding Series E shares on or after September 3, 2007.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
5 Preferred shares (cont’d)
     The redemption price for the original Series B shares capitalized upon spin-off was $1,500,000. The redemption price for the Series B shares purchased upon exercise of the Series B warrants was $1,100. Due to the insignificance of the redemption price, these Series B shares purchased upon the exercise of Series B warrants were classified as convertible preferred shares in shareholders’ equity. The redemption prices of the Series C and Series E shares were $2,000,000 and $1,000,000, respectively. If on the redemption date the number of shares that may be legally redeemed by the Group was less than the number of such shares to be redeemed, then the shares to be redeemed were to be allocated to Series B redeemable preferred shareholders and Series C redeemable preferred shareholders pro rata in accordance with each of its shareholding percentage at such time, and the remaining shares that may not legally be redeemed would be carried forward until the Group had legally available funds for such redemption.
     Each of the Company’s preferred shares was converted into 100 ordinary shares upon the closing of the Company’s IPO on March 4, 2004.
6 Business Combinations
     The Group accounts for its business combinations using the purchase method of accounting. This method requires that the acquisition cost be allocated to the assets, including separately identifiable tangible and intangible assets, and liabilities the Group has acquired based on their estimated fair values. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities, based on independent appraisal reports as well as its experience with similar assets and liabilities in similar industries. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially affected.
   (a) Acquisition of Brilliant
     In May 2005, the Company completed the acquisition of Brilliant Concept Investments Ltd. (“Brilliant”), a British Virgin Islands limited liability corporation. As a result of such acquisition, Brilliant became a wholly-owned subsidiary of Linktone. Brilliant, through its subsidiary Wang You and exclusive contractual arrangements with a local entity, Yuan Hang, is engaged in providing online gaming services in the PRC. Brilliant, its subsidiary and affiliated company are collectively known as Brilliant Group. As a result of the acquisition, Yuan Hang became a VIE of Linktone. The primary purpose of the acquisition was to complement and leverage Linktone’s core VAS business as the Company built a robust interactive entertainment community.
     The aggregate purchase price was comprised of initial consideration and contingent consideration calculated on an earn out basis at 65% of 8 times the Brilliant Group’s net profit for the year 2005. The initial consideration was comprised of $3,141,374 cash to the selling shareholders and $238,016 legal and professional costs related to the acquisition. The contingent consideration based on Brilliant Group’s net profit for the year 2005 was $5,643,934 and was recorded as additional goodwill.
     The total purchase price of $9,023,324 was allocated as follows:

Cash	$379,025
Other current assets	234,170
Fixed assets	97,143
Intangible assets	602,000
Current liabilities	(322,511)
Goodwill	8,033,497

Purchase price	$9,023,324

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
6 Business Combinations (cont’d)
     Amortizable intangible assets acquired, including customer lists, technology, operating licenses and agreements and non-compete agreements with certain Brilliant’s executives, have an estimated average useful life of approximately one year. The amortization expense of intangible assets for the years ended December 31, 2005 and 2006 was $387,146 and $214,854, respectively. As of December 31, 2006, total goodwill recorded for the Brilliant acquisition was $8,033,497, representing the excess of the total purchase price over the fair value of the net tangible and identifiable intangible assets acquired. The operating results of Brilliant Group were consolidated with those of the Company beginning in June 2005.
  (b) Acquisition of Cosmos
     In June 2005, the Company completed the acquisition of Cosmos, a privately held provider of WAP services to China Unicom. As a result of such acquisition, Cosmos became a VIE of Linktone. The primary purposes of the acquisition were to strengthen the Company’s overall WAP service portfolio and development capabilities and increase its share in the 2.5 VAS market.
     The aggregate purchase price was comprised of an initial consideration and contingent consideration. The initial consideration was comprised of three elements: (a) $845,768 cash paid to Cosmos to settle a shareholders’ loan (b) $230,307 cash paid to the selling shareholders for the net working capital of Cosmos as of May 31, 2005 and (c) approximately $295,570 in legal and professional costs related to the acquisition. The contingent consideration was calculated on an earn out basis at approximately 3.8 times Cosmos’s net profit for the period from May 1, 2005 to March 31, 2006. In April 2006, the Company finalized the contingent consideration to be $3,020,600 and updated the purchase price allocation. The total purchase price was $4,392,245, of which goodwill was $2,149,792.
     The total purchase price of $4,392,245 was allocated as follows:

Cash	$938,630
Other current assets	358,817
Fixed assets	34,307
Intangible assets	1,325,000
Current liabilities	(414,301)
Goodwill	2,149,792

Purchase price	$4,392,245

     Amortizable intangible assets acquired, including technology, value-added service provider (“VASP”) licenses and agreements and non-compete agreements with certain Cosmos executives, have an estimated average useful life of approximately 3.3 years. The amortization expense of intangible assets for the years ended December 31, 2005 and 2006 were $187,627 and $410,408, respectively. As of December 31, 2006, total goodwill recorded for the Cosmos Acquisition was $2,149,792, representing the excess of the total purchase price over the fair value of the net tangible and identifiable intangible assets acquired. The operating results of Cosmos were consolidated with those of the Company starting July 1, 2005 after the Company took effective control over the operations of Cosmos.
  (c) Acquisition of Zhong Tong
     In June 2005, the Company completed the acquisition of Zhong Tong, a privately held provider of SMS services to China Mobile. As a result of such acquisition, Zhong Tong became a VIE of Linktone. The primary purpose of the acquisition was to provide a separate network access code for the Company’s specific project.
     The aggregate purchase price was $1,715,923 and comprised of three elements: (a) $730,696 cash to selling shareholders; (b) $966,592 cash paid to Zhong Tong to settle shareholders’ loans and (c) approximately $18,635 in legal and professional costs related to the acquisition.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
6 Business Combinations (cont’d)
     The purchase price of $1,715,923 was allocated as follows:

Cash	$1,029,137
Other current assets	165,847
Fixed assets	21,057
Intangible assets	230,436
Current liabilities	(227,909)
Goodwill	497,355

Purchase price	$1,715,923

     Amortizable intangible assets acquired, including VASP licenses and agreements have an estimated average useful life of approximately 3.3 years. The amortization expense of intangible assets for the years ended December 31, 2005 and 2006 was $34,922 and $69,844 respectively. As of December 31, 2005, total goodwill recorded for the Zhong Tong acquisition was $497,355, representing the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. The operating results of Zhong Tong were consolidated with those of the Company beginning in July 2005.
  (d) Acquisition of Lian Fei
     In June 2005, the Company completed the acquisition of Lian Fei, a privately held provider of VAS services to China Mobile. As a result of such acquisition, Lian Fei became a VIE of Linktone. The primary purpose of the acquisition was to provide a separate network access code in order to increase the Company’s market share in the PRC VAS market.
     The aggregate purchase price was $2,025,395 and comprised of three elements: (a) $1,472,866 cash to selling shareholders; (b) $543,708 cash paid to Lian Fei to settle shareholders’ loans and (c) approximately $8,821 in legal and professional costs related to the acquisition.
     The purchase price of $2,025,395 was allocated as follows:

Cash	$601,712
Other current assets	441,994
Intangible assets	283,284
Current liabilities	(286,833)
Goodwill	985,238

Purchase price	$2,025,395

     Amortizable intangible assets acquired, including VASP licenses and agreements have an estimated average useful life of 3.3 years. The amortization expense of intangible assets for the years ended December 31, 2005 and 2006 was $43,096 and $86,192 respectively. As of December 31, 2006, total goodwill recorded for the Lian Fei acquisition was $985,238, representing the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. The operating results of Lian Fei were consolidated with those of the Company beginning in July 2005.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
6 Business Combinations (cont’d)
  (e) Acquisition of Qimingxing
     In August 2005, the Company completed the acquisition of Qimingxing, a privately held provider of VAS services to China Mobile. As a result of such acquisition, Qimingxing became a VIE of Linktone. The primary purpose of the acquisition was to provide a separate network access code in order to increase market share in the PRC VAS market.
     The aggregate purchase price was $1,866,072 and comprised of three elements: (a) $747,052 cash to selling shareholders; (b) $1,110,015 cash payable to Qimingxing to settle shareholders’ loans and (c) approximately $9,005 in legal and professional costs related to the acquisition.
     The purchase price of $1,866,072 was allocated as follows:

Cash	$1,026
Other current assets	1,154,451
Intangible assets	233,764
Current liabilities	(10,341)
Goodwill	487,172

Purchase price	$1,866,072

     Amortizable intangible assets acquired, including VASP licenses and agreements have an estimated average useful life of approximately 3.3 years. The amortization expense of intangible assets for the years ended December 31, 2005 and 2006 was $23,841and $71,524 respectively. As of December 31, 2006, total goodwill recorded for the Qimingxing acquisition was $487,172, representing the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. The operating results of Qimingxing were consolidated with those of the Company beginning in September 2005.
(f) Acquisition of Ojava
     On December 20, 2005, the Company entered into definitive agreements to acquire a 51% share of Ojava Overseas, a British Virgin Islands limited liability corporation, and an 80% share of Beijing Ojava, a local entity in the PRC with exclusive contractual arrangements with Ojava Overseas through its PRC subsidiary, Ruida. Ojava Overseas, Ruida and Beijing Ojava are collectively known as Ojava Group. Ojava Group is a leading mobile game developer and game publisher in the PRC. The primary purposes of the acquisition were to strengthen the Company’s overall game service portfolio and development capabilities and increase its share in the Java games market.
     The initial aggregate purchase price is comprised of two elements: $1,803,157 cash to shareholders of Ojava Overseas and $992,457 paid to Beijing Ojava to settle shareholders’ loans.
     The above acquisition was completed in January 2006 and the operating results of Ojava Group were consolidated with those of the Company starting from February 2006 at the acquired percentage of shareholdings.
     On August 1, 2006, the Company entered into a supplementary agreement to acquire the remaining shares of Ojava Group for $4.7 million cash paid to shareholders of Ojava Group and contingent consideration based on an earn out at a factor from 0 to 0.5 of net profit of the Ojava Group and the Group’s Java games’ profitability from July 1, 2006 to June 30, 2007.
     The Company also incurred approximately $50,375 in legal and professional costs related to the acquisition.
     The full operating results of Ojava Group were consolidated with those of the Company beginning in August 2006.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
6 Business Combinations (cont’d)
     The purchase price of $7,545,989 was allocated as follows:

Cash	$1,031,875
Fixed assets	27,579
Other long term assets	69,472
Other current assets	752,505
Intangible assets	1,555,000
Current liabilities	(256,286)
Goodwill	4,365,844

Purchase price	$7,545,989

     For the year ended December 31, 2006, intangible assets acquired from Ojava Group were as follows:

Technology	$860,213
Licenses	24,578
Partnerhsip and non-compete agreements	626,726
Domain names	43,483

Total	$1,555,000

     Amortizable intangible assets acquired, including technology, VASP licenses and agreements, domain names and non-compete agreements with certain Ojava’s executives, have an estimated average useful life of approximately 1.83 years. The amortization expense of intangible assets for the years ended December 31, 2006 was $734,422. As of December 31, 2006, total goodwill recorded for the Ojava acquisition was $4,365,844, representing the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired.
     The following table summarizes the goodwill arising from the above acquisitions:

	Year ended December 31,
	2005	2006
Brilliant	$8,099,207	$8,033,497
Cosmos	102,247	2,149,792
Zhong Tong	497,355	497,355
Lian Fei	985,238	985,238
Qimingxing	487,172	487,172
Ojava	—	4,365,844

Total	$10,171,219	$16,518,898

     In accordance with SFAS 142, goodwill is not amortized but is subject to an annual impairment assessment. The Company performed impairment tests relating to goodwill arising from the above acquisitions and concluded there was no impairment of the carrying value of the goodwill as of December 31, 2006 and 2005.
     Based on an assessment on all the acquired companies’ financial performance made by the Group in 2005, only Brilliant Group is considered material to the Group. The following un-audited pro forma financial information reflects the consolidated results of operations of the Group as if the acquisition of Brilliant Group had taken place on January 1, 2005. The pro forma information includes adjustment for amortization of intangible assets acquired. The pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the transaction been affected on the assumed date.

2005
(Pro forma)	(unaudited)
Net revenue	$73,918,603
Net income	12,306,063
Earnings per basic share	0.05
Earnings per dilutive share	0.04

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
6 Business Combinations (cont’d)
     The Group completed its acquisition of Ojava Group in January 2006 and began consolidating the operating results of the Ojava Group in February 2006. Given this business combination was completed near the beginning of the year, management believes the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group assuming the acquisition of the Ojava Group had occurred on January 1, 2006 is not necessary.
7 Cash and Cash equivalents

	Year ended December 31,
	2005	2006
Cash	$24,527,083	$24,550,214
Commercial paper and investment in money market accounts	11,725,595	26,894,872

Total	$36,252,678	$51,445,086

     Interest income earned from the above cash and cash equivalents amounted to $734,372, $1,005,854 and $697,661 for the years ended December 31, 2004, 2005 and 2006, respectively.
8 Short term investments
     The investments in marketable debt securities and time deposits with an original maturity of three months or more are classified as available for sale securities. The Company invests in securities with the intent to make such funds readily available for operating or acquisition purposes and, accordingly, classifies them as short term investments. All these marketable debt securities are due within one year and the aggregate fair values of these securities as of December 31, 2005 and 2006 were $41,580,530 and $1,012,230, respectively.
     During the years ended December 31, 2005 and December 31, 2006, the Group recorded $96,317 and nil of unrealized loss on its marketable debt securities, respectively, as a component of comprehensive income. The Company considered that the declines in value were not other than temporary, because the declines in market value were attributable to changes in interest rates, not credit quality. The Company has the ability and intent to hold these investments until maturity. Investments in available for sale at fair value were as follows:

	As of December 31, 2005
		Accrued		Estimated fair
	Cost	interest	Unrealized loss	value
Government and government agency bonds	$18,493,880	$262,393	$(21,410)	$18,734,863
Corporate bonds	21,110,705	570,742	(74,907)	21,606,540
Time deposit	1,239,127	—	—	1,239,127

Total	$40,843,712	$833,135	$(96,317)	$41,580,530

	As of December 31, 2006
		Accrued		Estimated fair
	Cost	interest	Unrealized loss	value
Time deposits	$1,012,230	—	—	$1,012,230

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
9 Accounts receivable, net

	Year ended December 31,
	2005	2006
Accounts receivable	$16,093,899	$12,881,039
Less: Allowance for doubtful accounts	(148,237)	(509,339)

	$15,945,662	$12,371,700

Movement in allowance for doubtful accounts:
Balance at beginning of year	$(338,291)	$(148,237)
Collection/(charge to expense)	190,054	(361,102)

Balance at end of year	$(148,237)	$(509,339)

10 Tax refund receivable
     Pursuant to various software license agreements between Huitong and Linktone Internet and the VIEs, Huitong and Linktone Internet charge software license fees to the VIEs which are subject to VAT at 17%. Under the applicable tax regulations, Huitong and Linktone Internet are entitled to a tax refund equivalent to the portion of VAT expenses in excess of 3%. This receivable relates to the 14% VAT refund.
11 Deposits and other receivables

	Year ended December 31,
	2005	2006
Rental and other deposits	$579,899	$576,312
Staff advances	833,047	456,560
Convertible loan receivable	581,782	86,434
Prepayments to advertising suppliers, content and other providers	2,325,879	2,629,119
Prepayment for acquisition of VIEs	604,120	—
Restricted cash	122,868	—
Others	89,354	65,137

Total	$5,136,949	$3,813,562

     Staff advances include advances to employees for settlement of investment related payables for acquisition of VIEs. The settlements are expected to be made within a year. As of December 31, 2005 and December 31, 2006, such advances amounted to $433,694 and nil, respectively.
     Convertible loan receivable relates to part of the drawdown of an interest free convertible loan totaling $2,555,000, pursuant to senior secured convertible loan agreements, signed with 9 Sky International Ltd. and its related parties, Shanghai Yue Sheng Information Technology Co., Ltd. and Shanghai Yin Zhi Yue Information Technology Co., Ltd. (collectively, known as “9 Sky entities”) and the shareholders’ representatives of 9 Sky entities on October 12, 2005. These loans were convertible into a certain percentage of shares of the 9 Sky entities upon occurrence of certain conditions within six months of October 12, 2005.
     The Company paid $581,782 and $176,666 to 9 Sky International Ltd. and its related parties in 2005 and 2006 respectively. Due to a change in business strategy, in June 2006, the Company decided not to convert these loans with a total balance of $758,448 into shares of the 9 Sky entities and entered into a loan repayment agreement with 9 Sky entities and its shareholders. This agreement superseded all prior agreements and required the loans to be repaid by September 30, 2006. Interest would be charged on over due loan amounts at 6% per annum.
     In December 2006, the Company signed a supplementary loan repayment agreement with the 9 Sky entities and its shareholders. This supplementary loan repayment replaces the original loan repayment agreement and sets out the repayments of loan principal and interests as follows: (i) repayment of loan principal of $9,597 and interest charges of $41,580 for 2006 by March 31, 2007; (ii) repayment of loan principal of $76,837 and interest charges of $3,750 by September 30, 2007 and (iii) repayment of loan principal of $672,014 (included in long term asset note (16)) and interest charges of $67,201 by March 31, 2008. The interest rate on over due loan amounts was increased to 10% per annum effective from January 2007. The loan principal due as of March 31, 2007 has been repaid in 2007.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
11 Deposits and other receivables (cont’d)
     In July 2007, the Company has reached an agreement with one of the 9Sky founders to obtain a pledge of his 1.1 million common shares against the outstanding 9Sky International Ltd. loan due after one year of $672,014 and the cumulative interest charges. Pursuant to this legally binding and enforceable arrangement, the Company has agreed that 9Sky International Ltd. would repay the $672,014 outstanding loan and the related interest charges by April 30, 2008. The Company also has the right to convert the aforementioned outstanding loan and interest charges into 1.1 million ordinary shares of 9Sky International Ltd., in the event of payment default by 9Sky International Ltd. The Company also has the right to sell these shares back to the 9Sky founder for cash, at a value of $1 per share, by November 2008.
     Based on its assessment of the financial position and business prospects of the 9Sky entities (as supported by share transactions between 9Sky and unrelated third parties), management believes that the outstanding loan due from 9Sky was not impaired and no provision was necessary at December 31, 2006.
     Restricted cash relates mainly to proceeds from the exercise of stock options received on behalf of employees. The related liability to employees is recorded in accrued liabilities and other payables (note 18).
12 Components of revenue
     The Group’s revenue comprises 2G (mainly SMS), 2.5G services including MMS, WAP and Java games, audio related services including RB and IVR services, casual games, and advertising. Gross revenues for the years ended December 31, 2004, 2005 and 2006 are as follows:

	Year ended December 31,
	2004	2005	2006
2G	$40,180,566	$46,702,269	$44,658,274
Audio related services	3,659,007	16,963,773	21,501,567
2.5G services	6,449,366	8,300,826	11,691,995
Casual games	—	1,374,995	1,467,409
Advertising	—	—	334,040
Others	29,805	266,740	188,409

Total revenue	$50,318,744	$73,608,603	$79,841,694

13 Concentrations
   (a) Dependence on the Operators
     The Group’s revenue is mainly derived from cooperative arrangements with the Operators in Mainland China. The Operators are entitled to a portion of the revenues earned from the transmission of telecom short messages as well as for the billing and collection of service. If the strategic relationship with either the Operators in the PRC is terminated or scaled-back, or if the Operators alter the revenue sharing arrangements, the Group’s telecom value-added service business would be adversely affected.
     Revenues earned from China Mobile for the years ended December 31, 2004, 2005 and 2006 were approximately $44,313,720, $62,416,761 and $60,174,473, respectively representing 88%, 85% and 75% of revenues, respectively.
     Amounts due from China Mobile as of December 31, 2004, 2005 and 2006 amounted to approximately $9,319,663, $13,173,196 and $9,440,740, respectively, representing 89%, 83% and 76% of accounts receivable, respectively.
  (b) Credit risk
     The Group depends on the billing system of the Operators to charge the mobile phone users through mobile phone bills and collect payments from the users on behalf of the Group. The Group generally does not require collateral for its accounts receivable. The Group has not experienced any significant credit losses for any periods presented.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
14 Property and equipment, net

	Year ended December 31,
	2005	2006
Computer hardware/equipment	$2,983,058	$3,840,325
Office equipment	1,002,484	1,202,471
Leasehold improvements	1,585,997	1,400,199

	5,571,539	6,442,995
Less: Accumulated depreciation	(2,006,093)	(3,590,260)

Net book value	$3,565,446	$2,852,735

     During the years ended December 31, 2004, 2005 and 2006, the depreciation charges amounted to approximately $429,516, $1,419,609 and $1,843,997, respectively.
     Upon retirement or disposal of fixed assets, the cost and related amount of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively.
15 Intangible assets
The following table summarizes intangible assets, net:

	December 31, 2005			December 31, 2006
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
Technology	$704,000	$(195,003)	$508,997	$1,831,344	$(902,928)	$928,416
Customer base	28,000	(18,015)	9,985	28,000	(28,000)	—
Licenses	754,200	(96,919)	657,281	478,778	(271,434)	207,344
Partnership and non-compete agreements	1,469,420	(444,804)	1,024,616	2,104,146	(1,121,387)	982,759
Domain names	38,864	(5,558)	33,306	82,347	(37,873)	44,474

	$2,994,484	$(760,299)	$2,234,185	$4,524,615	$(2,361,622)	$2,162,993

     Based on the intangible assets subject to amortization, the Company estimates amortization expenses for each of the succeeding five years as follows:

2007	$1,532,489
2008	584,954
2009	8,974
2010	8,974
2011	8,974

Total	$2,144,365

16 Other long term assets

	December 31,
	2005	2006
Television advertising agency right	—	$4,802,336
Loan receivable	—	672,014
Others	—	1,281

Total	—	$5,475,631

     Television advertising agency right relates to the prepaid right to be the exclusive advertising agent for QTV for the period from January 1, 2007 to December 31, 2013.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
     The loan receivable is from the 9 Sky entities to be repaid in 2008 as described in more detail in note 11.
17 Taxes payable

	December 31,
	2005	2006
Value added taxes	$2,625,588	$621,055
Business taxes	501,028	845,034
Enterprise income taxes	2,465,238	1,259,180
Other taxes	306,928	286,268

Total	$5,898,782	$3,011,537

18 Accrued liabilities and other payables

	Year ended December 31,
	2005	2006
Payable for acquisition of subsidiaries and VIEs	$6,921,973	$—
Accrued liabilities	3,321,904	3,182,749
Accrued payroll	293,989	706,777
Accrued welfare benefits	382,226	494,859
Option proceeds due to staff	122,868	—
Payable for purchase of fixed assets	272,575	88,000
Other payables	571,170	636,879

Total	$11,886,705	$5,109,264

19 Mainland China contribution plan and profit appropriation
     Full time employees of the Company and its subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company and its subsidiaries accrue for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits was $655,887, $1,334,964 and $1,508,846 for the years ended December 31, 2004, 2005 and 2006, respectively.
     The Company is required to make contributions to the plan out of the amounts accrued for medical and pension benefits to the relevant local labor bureaus. The contributions for the years ended December 31, 2004, 2005 and 2006 amounted to $509,744, $1,318,296 and $1,484,218, respectively. The local labor bureaus are responsible for the medical benefits and the pensions to be paid to these employees. The Company has no further commitments beyond its monthly contributions.
     The Company’s subsidiaries and VIEs in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. Its subsidiaries, in accordance with the laws on Enterprise with Foreign Investment of China, must make appropriations to (i) general reserve and (ii) enterprise expansion fund. The general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such fund has reached 50% of the company’s registered capital; enterprise expansion fund appropriation is at the company’s discretion. The Company’s VIEs, in accordance with the China Company Laws, must make appropriations to a (i) statutory reserve fund and (ii) discretionary surplus fund. Until January 1, 2006, contributions to a statutory public welfare fund were also required. The statutory reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such fund has reached 50% of the company’s registered capital; the statutory public welfare fund requires annual appropriations of at least 5~10% of after-tax profit (as determined under PRC GAAP at each year-end before 2006); other fund appropriation is at the company’s discretion.
     The general reserve fund and statutory reserve fund can only be used for specific purposes, such as setting off of accumulated losses, enterprise expansion or increasing the registered capital. The enterprise expansion fund was mainly used to expand the production and operation; it also may be used for increasing the registered capital. The

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
statutory public welfare fund must be used for capital expenditures for the collective welfare of employees. These funds are not transferable to the Company in the form of cash dividends, loans or advances.
19 Mainland China contribution plan and profit appropriation (cont’d)
     In respect of the years ended December 31, 2005 and 2006, the Group appropriated after-tax profits of $476,016 and $336,749, respectively, to the general reserve and statutory reserve fund and statutory public welfare funds; the Group made no appropriations to the enterprise expansion fund and discretionary surplus fund. As of December 31, 2005 and 2006, the Group had appropriated $2,007,776 and $2,344,525, respectively to non-distributable reserve funds.
20 Income Taxes
     Cayman Islands and British Virgin Islands
     Under the current laws of the Cayman Islands and British Virgin Islands, Linktone, Brilliant and Ojava Overseas are not subject to tax on income or capital gains.
     China
     The Company’s subsidiaries and VIEs are subject to Enterprise Income Taxes (“EIT) of the PRC at a statutory rate which comprises national income tax and local income tax.
     The statutory rate varies among the subsidiaries and VIEs as follows:
     Linktone Consulting , Weilan, Wang You and Ruida:
     The applicable statutory rate is 33% which comprises 30% national income tax and 3% local income tax.
     Zhong Tong, Linktone Software and Ling Yu:
     Since these entities are located in either the economic development zones in coastal cities or Pudong new district, they are subject to a preferential statutory rate of 15% which comprises 15% national income tax and zero local income tax.
     Huitong and Linktone Internet:
     These entities qualify as foreign investment production enterprises and were established in a coastal economic development zone in the old urban district. The applicable tax rate is 27% which comprises 24% national income tax and 3% local income tax. In addition, they are entitled to a two year EIT exemption followed by three years with a 50% reduction in the tax rate, commencing from the first profitable year. Huitong was entitled to tax exemption in 2003 and 2004 and was at its first 50% reduction in tax rate year in 2005. Linktone Internet was entitled to its first two years of tax exemption in 2005 and 2006.
     In 2006, Huitong was designated as one of the top China National Software enterprises and the preferential applicable national income tax rate is 10%. Huitong was entitled to its second year of 50% reduction in tax rate in 2006, when the applicable local income tax rate was 1.5%.
     Yuan Hang, Cosmos, Lian Fei and Ojava:
     These entities qualify as high technology enterprises. Lian Fei, Cosmos and Ojava are entitled to a three year tax exemption followed by three years with a 50% reduction in the tax rate, commencing from the first operating year. Yuan Hang is entitled to a two year exemption followed by three years with a 50% reduction in the tax rate, commencing from the first profitable year. Lian Fei was entitled to tax exemption from 2002 to 2004, Cosmos was entitled to tax exemption from 2003 to 2005 and Ojava was entitled to tax exemption from 2004 to 2006. Yuan Hang was entitled to tax exemption in 2004 and 2005.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
     Unilink and Qimingxing are currently considered as small businesses and are subject to a tax on revenue instead of income.
20 Income Taxes (cont’d)
     The provision for taxes on income consists of:

	Year ended December 31,
	2004	2005	2006
Current	$(1,062,185)	$(2,420,655)	$(1,421,308)
Deferred	64,878	916,326	154,125

Total	$(997,307)	$(1,504,329)	$(1,267,183)

Reconciliation of the difference between statutory tax rate and the effective tax rate:
     The following is a reconciliation between statutory EIT rate and the Group’s effective tax rate:

	Year ended December 31,
	2004	2005	2006
Statutory EIT rate	33%	33%	33%
Effect of tax holiday	(28)%	(25)%	(32)%
Non-deductible expenses incurred outside the PRC	5%	4%	4%
Non-deductible share-based compensation	9%	5%	6%
Other non-deductible expenses/non-taxable income	1%	1%	8%
Change in valuation allowance	(8)%	(1)%	0%
Differential statutory tax rates applicable to certain subsidiaries	(4)%	(5)%	(9)%
Adjustment to prior year tax provision	—	(1)%	6%

Effective EIT rate	8%	11%	16%

     The aggregate dollar and per share effect of the tax holiday in 2004, 2005 and 2006 was $3,785,401, $3,450,000 and $2,623,000 and $0.02, $0.01 and $0.01 per diluted and basic ordinary share, respectively.
     Other non-taxable income consists primarily of income at Unilink and Qimingxing that is subject to a tax on revenue instead of income.
     The Group’s deferred tax assets and deferred tax liabilities at each balance sheet date are as follows:

	Year ended December 31,
	2005	2006
Deferred tax assets:
Establishment costs	$53,176	$18,768
Plant, property and equipment	243,414	317,006
Intangibles	121,074	268,136
Deferred income	—	13,082
Accrual and other liabilities	525,376	346,020
Advertising expenses	393,964	704,900
Net operating losses	845,466	614,139

Total deferred tax assets	2,182,470	2,282,051
Valuation allowance	(319,987)	(294,518)

Total deferred tax assets, net of valuation allowance	$1,862,483	$1,987,533

Deferred tax liabilities:
Accrued income	(711,147)	(829,718)
Plant, property and equipment	—	(20,068)
Intangibles	(170,132)	(2,418)

Total deferred tax liabilities	$(881,279)	$(852,204)

Net deferred tax assets	981,204	1,135,329

Deferred tax assets – current	811,014	1,020,608
Deferred tax liabilities – current	(881,279)	(576,600)
Deferred tax assets – non current	1,051,469	691,321

Net deferred tax assets	$981,204	$1,135,329

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
20 Income Taxes (cont’d)
     Subject to the approval of the relevant tax authorities, the Group had total tax loss carryforwards of approximately $2.0 million as of December 31, 2006 for EIT purposes. Approximately $1.4 million, $0.3 million and $0.3 million of such losses will expire in 2008, 2009 and 2011, respectively. These tax loss carryforwards give rise to potential deferred tax assets totaling $0.6 million. Under the current tax planning, the management expects that the Group will not generate enough taxable income to utilize a portion of loss carry forwards. The Group adjusted the valuation allowance based on the probability assessment as of December 31, 2006.
21 Financial instruments
     The carrying amount of the Group’s cash and cash equivalents approximates their fair value due to the short maturity of those instruments. The Group’s short-term investments are carried at their fair value. The carrying value of receivables and payables approximated their market values based on their short-term maturities.
22 Capital structure
     On September 7, 2005, the Company’s shareholders authorized the repurchase of up to $15 million worth of American Depositary Shares or ADSs. By June 23, 2006, the Company had purchased 1,866,600 ADSs in the open market for an aggregate purchase amount of $15 million including brokerage commission, completing the entire share repurchase program. Out of these 1,866,600 ADSs, 1,666,600 ADSs have been retired.
     On August 7, 2006, the Company’s board of directors approved a new $20 million stock repurchase program. As of December 31, 2006, the Company had repurchased 1,965,501 ADSs for a total consideration of $10 million including brokerage commissions. These shares repurchased, totaling 2,165,501 ADSs are being held by the Company as treasury stock. Treasury stock is accounted for on the cost basis.
23 Stock option plans
     The Board of Directors has approved two stock option plans that provide for the issuance of up to 45,946,024 ordinary shares. The plans provide for the grant to employees of incentive share options and for grants to employees, directors and consultants of non-statutory share options. Options are granted with a term of up to 10 years and generally vest over a four year term. The plans are administered by the compensation committee designated by the Board of Directors.
     Share-based Compensation
     Prior to the adoption of SFAS 123R, the Group accounted for share-based employee compensation arrangements in accordance with APB No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and related interpretations. Under APB No. 25, compensation cost was recognized based on the difference, if any, between the estimated fair value of the Group’s ordinary shares on the measurement date and the amount an employee must pay to acquire the shares. The measurement date was determined when the number of shares and the exercise price were fixed. Total compensation cost as determined at the date of option grant was recorded in shareholders’ equity as additional paid-in capital with an offsetting entry to deferred stock-based compensation. Deferred stock-based compensation was amortized on a straight-line basis and charged to expense over the vesting period of the underlying options. The Group provided the disclosures required under SFAS No. 148, accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123, showing the estimated effect on net income and earnings per share if the Company had applied the fair value recognition provision of SFAS No. 123.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
23 Stock option plans (cont’d)
     The pro forma information for share-based compensation in 2004 and 2005 is as follows:

	For the year ended December 31,
	2004	2005
Net income	$11,066,034	$12,449,063
Add: Compensation expense for employees under APB No. 25	3,464,807	2,012,425
Less: Compensation expense for employees under fair value based methods	(1,183,519)	(2,653,862)

Pro forma net income	13,347,322	11,807,626
Accretion on Series B convertible redeemable preferred shares	(28,206)	—
Amount allocated to participating preferred shareholders	(958,473)	—

Pro forma net income attributable to ordinary shareholders	$12,360,643	$11,807,626

Basic earnings per share
— As reported	$0.05	$0.05

— Pro forma	$0.06	$0.05

Diluted earnings per share
— As reported	$0.04	$0.05

— Pro forma	$0.05	$0.04

     Impact of SFAS No. 123R
     The Group adopted SFAS No. 123R using the modified prospective transition method beginning January 1, 2006. Estimated compensation costs for unvested grants as January 1, 2006 are recognized over the remaining service period using the compensation cost estimated for the SFAS 123 pro forma disclosures. Compensation for new grants are recognized using the grant date fair value method, net of a forfeiture rate, on a straight-line basis over the requisite service period of the award.
     The impact on the results for share-based compensation in 2006 was to reduce net income by $1,458,558 with details as follows:

For the year ended December 31,
2006
Product development	$313,317
Selling and marketing	364,582
Other general and administrative	780,659

Total share-based compensation	$1,458,558

Impact on net income per share:
Basic	$0.006

Diluted	$0.006

     Valuation assumptions
     The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model. The following are the assumptions used for each respective period:

		For the year ended December 31,
		2004	2005	2006
Risk-free interest rate (%)		1.73-3.61	1.73-4.36	4.50-4.91
Expected life (years)	(1)	2-5	2-6	2-6
Expected dividend yield (%)	(2)	0	0	0
Volatility (%)		80	60	60

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
23 Stock option plans (cont’d)
(1)	In the absence of sufficient historical data in the exercise behavior of our staff, the Company decided for the short term to use the shortcut method which applies the mid point of option life and average vesting period.

(2)	The Company used a 6-year period of historical data of similar entities in the industry to estimate expected stock price volatility used in the computation of stock based compensation under the fair value method.
     Award Activity Information
     The following table summarizes the option activity under the Company’s stock option (shares) program for the periods presented:

	Year ended December 31
	2004		2005		2006
		Weighted		Weighted		Weighted	Weighted
		average		average		Average	average	Aggregate
	Options	exercise	Options	exercise	Options	Exercise	remaining	Intrinsic
	outstanding	price	outstanding	price	Outstanding	Price	contractual life	value
Outstanding at beginning of period	31,900,300	$0.10	35,235,090	$0.30	32,838,400	$0.40
Granted	9,639,900	$1.07	8,380,500	$0.78	7,550,000	$0.69
Exercised	(3,717,990)	$0.08	(6,924,910)	$0.08	(16,839,040)	$0.05
Forfeited/cancelled	(2,587,120)	$1.04	(3,852,280)	$0.90	(8,828,719)	$0.84

Outstanding at period end	35,235,090	$0.30	32,838,400	$0.40	14,720,641	$0.67	7.84	1,072,926

Weighted average fair value of options granted during period		$0.64		$0.45		$0.41
Vested and expected to vest as of December 31, 2006					6,962,252	$0.61	6.70	1,074,222
Vested and exercisable as of December 31, 2006					5,764,539	$0.59	6.18	1,074,222
     The weighted average fair value of options granted during fiscal years 2004, 2005 and 2006 was $0.64, $0.45 and $0.41, respectively. The total intrinsic value of options exercised during fiscal 2006 was $11.6 million. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares.
     As of December 31, 2006, there was $3.3 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock-based awards granted to the Company’s employees. This cost is expected to be recognized over a weighted averaged period of 2.9 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.
     The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2006 was $1.1 million. The aggregate intrinsic value is calculated as the difference between the market value as of December 31, 2006 and the exercise price of the shares.
     The following is additional information relating to options outstanding as of December 31, 2006:

	Options outstanding as at December 31, 2006			Options exercisable as at December 31, 2006
		Weighted average	Weighted		Weighted average	Weighted
		remaining	average		remaining	average
Range of	Options	contractual life	exercise	Number	contractual life	exercise
exercise price	Outstanding	(years)	price	exercisable	(years)	price
$0.07 - $0.10	2,488,200	4.21	0.09	2,488,200	4.21	0.09
$0.66 - $0.78	9,295,840	8.98	0.68	1,043,938	7.44	0.69
$1.02 - $1.10	2,686,701	7.33	1.08	2,038,751	7.38	1.08
$1.37 - $1.40	249,900	7.32	1.38	193,650	7.29	1.38

	14,720,641	7.84	0.67	5,764,539	6.02	0.59

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
24 Commitments and contingencies
   (a) Operating lease commitments
     The Group rents offices under operating lease agreements. The net aggregate minimum future lease payments under non-cancelable operating leases as of December 31, 2006 are as follows:

2007	$897,968
2008	532,252
2009	65,879

$1,496,099

     As of December 31, 2006, the Group had no operating lease commitments beyond February 2009.
     For the years ended December 31, 2004, 2005 and 2006 the Group incurred rental expense of approximately $925,280, $1,439,903 and $1,653,787, respectively.
   (b) Other commitments

Year ended December
2006
Advertisement agreements with third parties	$1,492,974
Purchase of property and equipment	126,870

$1,619,844

     The Group’s agreements with CYL for advertising agency and management fees for QTV have these future minimum fees as of December 31, 2006 as follows:

Cooperation with CYL on QTV:
2007	$1,920,934
2008	4,482,180
2009	5,762,803
2010	5,762,803
2011	5,762,803
2012	5,762,803
2013	5,762,803

$35,217,129

(c) Legal proceedings
In June 2006, Shenzhen Tencent Computer System Co.,Ltd. (“Tencent”), which operates an instant messaging service platform QQ filed a lawsuit against Weilan and Linktone Consulting alleging infringement of intellectual property rights of QQ and unfair competition and claiming damages of $641,026 from the Group. The Group launched a platform called “iliao” or “ichat” in 2005 which Tencent claimed to be similar to its QQ. The Group’s “iliao” platform was licensed from ACL Wireless Co., Ltd (“ACL”), an Indian company and the Group paid ACL certain monthly license fees. Based on advice from PRC legal counsel, management believes that it is reasonably possible that the Group could incur a loss with respect to this litigation, whether through reaching a final judgment on the merits or through settlement. However, as of the date of the report, it is not possible to estimate the range of such loss, if any. Accordingly, no provision has been made as of December 31, 2006.
In December 2006, Yuan Hang filed a lawsuit against Tencent for infringement of its registered trade marks for two of its most popular casual games, “Wa Ken” and “Bao Huang” claiming damages of $669,231. Yuan Hang registered these trade marks in September 2003 and the lawsuit alleges similar games with the same names and trade marks appeared in the QQ game internet portal in February 2005. No benefit from this claim has been recorded.
Both cases are in discovery.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
24 Commitments and contingencies (cont’d)
  (d) Mainland Chinese market macro-economic and regulatory and uncertainties
     The Chinese market in which the Group operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to develop its telecom internet business and to provide internet and television content in the PRC. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, television, advertising and media industries remain highly regulated. Restrictions are currently in place or are unclear regarding in what specific industry segments foreign owned entities, like the Group, may operate. The Group’s legal structure and scope of operations in the PRC could be subject to restrictions which could result in severe limitations on the Group’s ability to conduct business in the PRC, and this could have a material adverse impact on the Group’s financial position, results of operations and cash flows.
  (e) Other risks
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
25 Earnings per share
     The following table sets forth the computation of basic and diluted net earnings per share for the periods indicated based on the requirements of SFAS 128:

	Year ended December 31,
	2004	2005	2006
Numerator:
Net income for the year	$11,066,034	$12,449,063	$6,792,591

Accretion for Series B Redeemable Convertible Preferred Shares	(28,206)	—	—
Amount allocated to participating preferred shareholders	(794,307)	—	—

Numerator for basic earnings per share	$10,243,521	$12,449,063	$6,792,591

Numerator for diluted earnings per share	$10,243,521	$12,449,063	$6,792,591

Denominator:
Denominator for basic earnings per share — weighted-average ordinary shares outstanding	224,569,476	257,020,040	253,850,193

Effect of dilutive option securities	23,511,650	18,365,539	5,679,338

Denominator for diluted earnings per share	248,081,126	275,385,579	259,529,531

Basic earnings per share	$0.05	$0.05	$0.03

Diluted earnings per share	$0.04	$0.05	$0.03

     Prior to the Company’s IPO in March 2004, the Company’s Preferred Shares were not included in the calculation of diluted earnings per share because of their anti-dilutive effects.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
26 Subsequent events
     On January 8, 2007, Linktone, through a VIE entered into a contract with Shanghai Dong Fang Long New Media Co., Ltd. (“DFL”), a subsidiary of Shanghai Media Group (“SMG”) to provide interactive telecom value added services (“VAS”) for selected radio and television stations and related internet portals under SMG Group. DFL is committed to provide certain content and resources as set out in the contract from SMG to Linktone to develop telecom value added services for access by mobile phone users through codes of Linktone and DFL. If content and resources are made available to Linktone by DFL in a manner as set out in the contract and total revenue from the collaboration of Linktone and DFL achieves $16.1 million in 2007, Linktone guarantees DFL’s share of revenue to be $11.3 million. If total revenue from the collaboration achieves $25.6 million, Linktone guarantees DFL’s share of revenue to be $12.8 million. In accordance with the contract, the Group advanced $1.3 million in January 2007 to DFL.
     On March 1, 2007, a VIE, Zhong Qing Wei Lian Cultural Communication Co., Ltd. was established for the purpose of producing television and interactive telecom programs for QTV. It is 60.0% owned by Weilan and 40% owned by Lian Fei. 51% of the company’s shareholding will be transferred to CYL.
     In March 2007, the National People’s Congress (China’s top legislature) enacted several changes to the Chinese income tax system which will be effective on January 1, 2008. The changes include a change in tax rates, a new tax incentive policy for certain industry sectors and projects supported by the government, new anti-avoidance rules on tax arrangements, potential exemptions from/reductions to China’s withholding tax for China-source income and the introduction of a tax regime that subjects tax resident enterprises to the income tax, based upon worldwide income. Much of the detailed implementation guidance has yet to be provided by the China government, and the Group is currently evaluating the impact of these changes on the Group.
     In May 2007, the Group entered into an agreement with eChinaCash, Inc., (“eCC”) to purchase 49% of the equity of eChinaMobile (BVI) Ltd. (“eChinaMobile”), a wholly owned subsidiary of eCC. eCC is a US incorporated, Beijing based company that builds and maintains customer loyalty affinity programs and payment card programs for large corporations and financial institutions which include Chinese blue chip companies. The primary objective of eChinaMobile is to establish a platform to provide telecom value added service and original content to eCC’s and Linktone’s clients through the cross selling opportunities that arise through having access to each others extensive database of users.
     In June 2007, the Group entered into an agreement with Shanghai Homer & Landau Cartoon Cultural Communication Co., Ltd. (“SHLCC”) to establish a joint venture in Shanghai to operate VAS services using the content and promotional channels of SHLCC and its related party, Hunan Greatdreams Cartoon Media Co., Ltd.