Form 20-F
period 2007-12-31
LINKTONE LTD
filed 2008-06-30
CIK 1270532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission file number: 000-50596
LINKTONE LTD.
(Exact name of Registrant as specified in its charter)
N/A

(Translation of Registrant’s name into English)
Cayman Islands

(Jurisdiction of incorporation or organization)
12/F, Cross Tower, No. 318, Fu Zhou Road
Shanghai 200001, People’s Republic of China

(Address of principal executive offices)
Jimmy Lai
12/F, Cross Tower, No. 318, Fu Zhou Road
Shanghai 200001
People’s Republic of China
Phone: (86 10) 5108-8678
Email: Jimmy.Lai@linktone.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
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
NONE

(Title of Class)
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 240,291,330 ordinary shares, par value US$0.0001 per share.
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
Large Accelerated Filer ☐     Accelerated Filer ☑     Non-Accelerated Filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
     Item 17 ☐     Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Page
INTRODUCTION	1
PART I	1

Item 1. Identity of Directors, Senior Management and Advisers	1
Item 2. Offer Statistics and Expected Timetable	1
Item 3. Key Information	1
Item 4. Information on the Company	30
Item 4A. Unresolved Staff Comments	51
Item 5. Operating and Financial Review and Prospects	51
Item 6. Directors, Senior Management and Employees	76
Item 7. Major Shareholders and Related Party Transactions	88
Item 8. Financial Information	88
Item 9. The Offer and Listing	89
Item 10. Additional Information	90
Item 11. Quantitative and Qualitative Disclosures About Market Risk	102
Item 12. Description of Securities Other than Equity Securities	102

PART II	102

Item 13. Defaults, Dividend Arrearages and Delinquencies	102
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	102
Item 15. Controls and Procedures	102
Item 16A. Audit Committee Financial Expert	103
Item 16B. Code of Ethics	103
Item 16C. Principal Accountant Fees and Services	103
Item 16D. Exemptions from the Listing Standards for Audit Committees	104
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	104

PART III	104

Item 17. Financial Statements	104
Item 18. Financial Statements	104
Item 19. Exhibits	105
EX-4.63 Translation of Contract regarding Exclusive Purchasing Right dated December 14, 2007
EX-4.64 Translation of Shares Pledge Contract dated December 14, 2007
EX-4.65 Translation of Loan Contract dated December 14, 2007
EX-4.66 Translation of Letter of Authorization dated December 14, 2007
EX-4.67 Translation of Contract regarding Exclusive Purchasing Right dated December 14, 2007
EX-4.68 Translation of Shares Pledge Contract dated December 14, 2007
EX-4.69 Translation of Loan Contract dated December 14, 2007
EX-4.70 Translation of Letter of Authorization dated December 14, 2007
EX-4.71 Translation of Cooperation Agreement on Promotion of Wireless Value-added Service dated October 8, 2007
EX-4.72 English summary of the Advertisement Operation Agreement dated November 20, 2007
EX-8.1 Significant Subsidiaries
EX-12.1 Certification of Chief Executive Officer Required by Rule 13a-14(a)
EX-12.2 Certification of Chief Financial Officer Required by Rule 13a-14(a)
EX-13.1 Certification of Chief Executive Officer Required by Rule 13a-14(b)
EX-13.2 Certification of Chief Financial Officer Required by Rule 13a-14(b)
EX-15.1 Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company
EX-15.2 Consent of Walkers
EX-15.3 Consent of Jun He Law Offices

2

INTRODUCTION
          This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2005, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007.
Forward-Looking Information
          This annual report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including but not limited to those risks and uncertainties identified under Item 3.D. “Risk Factors.”
          All forward-looking statements in this annual report are made as of the date of filing hereof, based on information available to us as of that date, and we assume no obligation to update or revise any of these forward-looking statements even if experience or future changes show that the indicated results or events will not be realized.
PART I
Item 1. Identity of Directors, Senior Management and Advisers
          Not Applicable.
Item 2. Offer Statistics and Expected Timetable
          Not Applicable.
Item 3. Key Information
A. Selected Financial Data
          The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects.” The following data as of December 31, 2005, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 has been derived from our audited consolidated financial statements for those years and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data as of and for the years ended December 31, 2003 and 2004 has also been derived from our audited consolidated financial statements for those years, which are not included in this annual report. Our audited financial statements for the foregoing periods were prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.
     All amounts below are in U.S. dollars, except for share number data.

	As of December 31,
	2003	2004	2005	2006	2007
	(audited)	(audited) #	(audited)	(audited)	(audited)
Statements of Operations Data:
Gross revenues	$16,601,492	$50,318,744	$73,608,603	$79,841,694	$55,104,777
Net revenues	15,485,670	48,083,700	70,487,256	76,536,150	52,901,494
Cost of services	(5,819,391)	(15,305,416)	(26,483,694)	(28,982,827)	(31,607,399)

Gross profit	9,666,279	32,778,284	44,003,562	47,553,323	21,294,095
Operating expenses:
Product development	(748,209)	(2,807,720)	(6,229,976)	(7,372,074)	(5,506,938)
Selling and marketing	(2,144,540)	(8,794,568)	(14,719,763)	(22,728,906)	(16,432,105)
General and administrative	(3,189,670)	(10,274,754)	(11,786,995)	(11,789,984)	(11,762,028)
Provisions for impairment	—	—	—	—	(5,142,396)

Total operating expenses	(6,082,419)	(21,877,042)	(32,736,734)	(41,890,964)	(38,843,467)
Income/(loss) from operations	3,583,860	10,901,242	11,266,828	5,662,359	(17,549,372)
Interest income	32,223	815,447	1,965,801	1,589,180	1,111,337
Other income, net	—	346,652	720,763	862,830	467,690
Income tax expense	—	(997,307)	(1,504,329)	(1,267,183)	(433,657)
Minority interest	—	—	—	(54,595)	—

Net income/(loss)	$3,616,083	$11,066,034	$12,449,063	$6,792,591	$(16,404,002)

Other comprehensive income/(loss)	457	(64,414)	791,662	1,478,605	2,511,673

Comprehensive income/(loss)	$3,616,540	$11,001,620	$13,240,725	$8,271,196	$(13,892,329)

Earning/(loss) per share:
Basic	$0.02	$0.05	$0.05	$0.03	$(0.07)

Diluted	$0.02	$0.04	$0.05	$0.03	$(0.07)

Weighted average ordinary shares:
Basic	97,390,000	224,569,476	257,020,040	253,850,193	239,499,334

Diluted	109,556,852	248,081,126	275,385,579	259,529,531	239,499,334

Statements of Cash Flows Data:
Cash flows from:
Operating activities	$2,880,751	$9,654,127	$9,561,944	$14,123,332	$(10,248,534)
Investing activities	(304,380)	(17,266,029)	(34,440,154)	20,819,864	(3,608,306)
Financing activities	—	65,412,374	(2,832,327)	(20,670,822)	87,377

#	We restated our consolidated financial statements for the year ended December 31, 2004 in our annual report on Form 20-F for the year ended December 31, 2005.

	As of December 31,
	2003	2004	2005	2006	2007
	(audited)	(audited)	(audited)	(audited)	(audited)
Balance Sheet Data:
Cash, cash equivalents and restricted cash	$5,612,893	$63,413,629	$36,252,678	$51,445,086	$39,646,522
Short term investments	—	14,860,365	41,580,530	1,012,230	2,315,334
Accounts receivable, net	3,092,619	10,445,535	15,945,662	12,371,700	10,164,756
Tax refund, other receivables and other current assets	554,300	5,914,232	8,079,091	5,618,676	14,644,396
Property and equipment, net	450,238	2,527,813	3,565,446	2,852,735	2,258,814
Goodwill, intangible assets and other long term assets	—	1,046,381	13,456,873	24,848,843	21,315,116

Total Assets	$9,710,050	$98,207,955	$118,880,280	$98,149,270	$90,344,938

Total Liabilities	1,919,762	10,538,867	18,790,369	9,000,427	13,551,129
Minority interests	—	—	—	—	108,066
Total shareholders’ equity	4,206,619	87,669,088	100,089,911	89,148,843	76,685,743

Total liabilities and shareholders’ equity	$9,710,050	$98,207,955	$118,880,280	$98,149,270	$90,344,938

Exchange Rate Information
          Our business is currently conducted in and from China in Renminbi. In this annual report, all references to “Renminbi” and “RMB” are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For reader convenience, this annual report contains translations of some Renminbi or U.S. dollar amounts for 2007 at US$1.00: RMB7.3046, which was the prevailing rate on December 28, 2007. The prevailing rate at June 16, 2008 was US$1.00 : RMB 6.9028. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.
          The following table sets forth the average noon buying rate for Renminbi expressed as per one U.S. dollar for the years 2003, 2004, 2005, 2006 and 2007.

Year	Renminbi Average(1)
2003	8.2771
2004	8.2768
2005	8.1826
2006	7.9579
2007	7.6040

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

          The following table sets forth the high and low exchange rates for Renminbi expressed as per one U.S. dollar during the past six months.

Month Ended	High	Low
December 31, 2006	7.8350	7.8041
January 31, 2007	7.8127	7.7705
February 28, 2007	7.7632	7.7410
March 31, 2007	7.7454	7.7232
April 30, 2007	7.7345	7.7090
May 31, 2007	7.7065	7.6463
B. Capitalization and Indebtedness
          Not Applicable.
C. Reasons for the Offer and Use of Proceeds
          Not Applicable.
D. Risk Factors
RISKS RELATED TO OUR COMPANY
Risks Related to Our Contractual Relationships with the Mobile and Fixed Line Operators in China
We depend on the principal mobile and fixed line telecommunication network operators in China for delivery of our telecom value-added services, and the termination or alteration of our various contracts with any of them or their provincial or local affiliates could materially and adversely impact our business.
          We offer most of our telecom value-added services to consumers through the two principal mobile phone operators in China, China Mobile Communications Corporation, or China Mobile, and China United Telecommunications Corporation, or China Unicom, which service substantially all of China’s approximately 547.3 million mobile phone subscribers. As of December 2007, China Mobile had approximately 386.6 million subscribers, or 70.6% of the mobile phone service market in China, while China Unicom had approximately 160.7 million subscribers, or 29.4% of the mobile phone service market in China. We also offer value-added services through the Personal Handyphone System, or PHS, and Personal Access System, or PAS, limited mobility networks of China Telecom Group, or China Telecom, and China Netcom Corporation Ltd., or China Netcom, which service substantially all of China’s 84.5 million subscribers of PAS and PHS networks, and audio-related services to 365.4 million fixed line customers of China Telecom and China Netcom. Given their dominant market position, our negotiating leverage with China Mobile, China Unicom, China Telecom and China Netcom (referenced to as the operators in this annual report) is limited. If our various contracts with any of the operators are terminated or adversely altered, it may be impossible to find appropriate replacement operators with the requisite licenses and permits, infrastructure and customer base to offer our services, and our business would be significantly impaired. For 2005, 2006 and 2007, we derived approximately 85.0%, 75.4% and 61.4%, respectively, of our total revenues, including all of our revenues for advanced second generation, or 2.5G, and a significant portion of our revenues for audio-related services, from China Mobile and are, therefore, particularly dependent on that operator.
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
Changes in the policies of the operators and in their enforcement of their policies have resulted in our company having to pay additional charges to the operators, and further changes could materially and adversely impact our revenue, profitability and financial condition in the future.
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
          Beginning in April 2004, acting under the guidance of China’s Ministry of Industry and Information, or the MII (prior to the PRC government restructuring in March 2008, its predecessor, the Ministry of Information Industry), the operators began enforcing their customer service policies more rigorously than in the past and initiated steps to improve customer service. For example, the operators have been less willing to permit service providers to engage in broad distributions of short messages (known as SMS) to promote their services, known as “SMS pushes,” which have been used to cross-sell higher-margin services, because of the concern that users may find such messages a nuisance. While we continue to engage in SMS pushes with the approval of the operators, we cannot be certain that we will be granted permission to the extent we request, or at all, in the future. This rigorous enforcement, including the restrictions on SMS pushes, has resulted in a number of penalties being imposed on participants in the market. These penalties have included precluding such participants from offering certain services over the operators’ networks or from offering new services for a fixed period.
          In response to policy directives from the MII, China Mobile and China Unicom introduced significant changes to their operating policies in the second half of 2006, including double confirmations for new subscriptions and a requirement that a reminder be sent to existing monthly subscribers of their subscription and fee information and that inactive users be cancelled. In addition, in May 2007 China Mobile initiated a new policy under which all Wireless Application Protocol, or WAP, users are reminded of charges they may incur for WAP services. Changes in these policies have, among other things, enabled monthly subscribers to more easily reject our services. These policy changes by the operators negatively affected our revenue and profitability from 2G and our 2.5G services in 2006 and 2007.

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
          The principal mobile operators in China have traditionally offered a limited number of specific telecom value-added services, such as personal information management and instant messaging. However, they have recently been increasing their offerings of telecom value-added services. For example, in July 2006, China Mobile introduced its own integrated music service platform by working directly with music companies to provide downloads of various songs and music. In May 2007, China Mobile also started to promote its own value-added services on the embedded menus of handsets customized for China Mobile. Our business may be adversely affected if any of the operators decides to further increase its own offerings of telecom value-added services to mobile and fixed line phone users which compete with our services. In that case, we would not only face enhanced competition, but could be partially or fully denied access to their networks.
We depend on the operators to maintain accurate records and to pay us for services we provide.
          We depend on the operators to maintain accurate records of the fees paid by users and to pay us for services we provide. Specifically, the operators provide us with monthly statements that do not provide itemized information regarding which of our services are being paid for. As a result, monthly statements that we have received from the operators cannot be reconciled to our own internal records for the reasons discussed below under “— Because the operators do not supply us with revenue and transmission information on a service-by-service basis, we can only estimate our actual gross revenue and our cost of services by service type, and as a result, which of our services are or may be profitable, all of which make it difficult to analyze the factors affecting our financial performance.” In addition, we have only limited means to independently verify the information provided to us in this regard because we do not have access to the operators’ internal records. Our business and results of operations could be adversely affected if the operators miscalculate the revenue generated from our services and our portion of that revenue.
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
          The operators provide us with separate monthly statements for our Short Messaging Services, or SMS, 2.5G and audio-related services. However, the monthly statements of the operators with respect to each such service category do not contain revenue and billing and transmission failure information on a specific service-by-service basis. Although we maintain our own records reporting the services provided, we can only estimate our actual gross revenue and cost of services by service type because we are unable to confirm which services were transmitted but resulted in billing and transmission failures. As a result, we are not able to definitively calculate and monitor service-by-service revenue, margins and other financial information, such as average revenue per user by service and total revenue per user by service, and also cannot definitively determine which of our services are or may be profitable.
The operators may charge us if their customers default in payment of our service fees or impose higher service or network fees on us if we are unable to satisfy customer usage and other performance criteria.
          Fees for our telecom value-added services are charged on a monthly subscription or per use basis. Based on our contractual arrangements, we rely on the operators for both billing of, and collection from, phone users of fees for our services.
          China Mobile generally charges us a service fee of 15% to 30% of the revenues generated by our services. China Unicom, China Telecom and China Netcom have implemented a sliding scale system whereby the percentage of gross revenue received by the service provider can range from 63% to 79%, 49% to 71% and 50% to 64%, respectively, depending on customer usage, revenue and other performance criteria. In 2007, we received on average 72%, 52% and 50%, respectively, of the gross revenue from China Unicom, China Telecom and China Netcom. Moreover, to the extent that the number of messages sent by us over China Mobile’s, China Unicom’s, China Telecom’s and China Netcom’s network in most provinces, exceeds the number of messages our customers send to us, we must pay per message network fees, which decrease in several provinces as the volume of customer usage of our services increases. The number of messages sent by us will exceed those sent by our users, for example, if a user sends us a single message to order a game but we in turn must send that user several messages to confirm his or her order and deliver the game itself. We cannot be certain that we will be able to satisfy these criteria in the future or that the operators will keep the criteria at their current levels.
          In 2007, the operators, through most of their provincial and local offices, began to charge us services fees and network fees even if a customer defaults in payment to the operators for our services. Any future increase in the operator’s net work fees and service charges could reduce our gross margins.
The operators may not authorize our services to be offered on their networks or restrict the service fees we may charge if we fail to achieve minimum customer usage, revenue and other criteria.
          Our business could be adversely affected if we fail to achieve minimum customer usage, revenue and other criteria imposed or revised by the operators at their discretion from time to time. The operators, through their provincial and local offices, have historically preferred to work only with a small group of the best performing telecom value-added service providers, based upon the uniqueness of the service offered by each provider, total number of users, usage and revenue generated in the applicable province or municipality, the rate of customer complaints, and marketing expenditures in the applicable province or municipality. If we fail to meet the then current performance criteria that the operators set from time to time, our services could be excluded from their networks at a provincial, municipal or national level, or we could be precluded from introducing new services or services with higher fees, which would adversely affect our revenues and growth prospects.
          In April 2008, China Mobile started to rank SMS service providers based on certain performance criteria and those service providers that fall into a lower rank are subject to restrictions in service fees they may charge. China Mobile may extend such ranking system to other services in the future. If we fail to achieve a satisfactory ranking in the future, the service fees we may charge could be restricted, which would adversely affect our revenues and profit margin.
If China Mobile and China Unicom do not change their policies regarding how service selections appear on their WAP portals, we may have difficulty increasing the popularity of our WAP services, which could adversely affect our future revenue growth and profitability.
          The WAP portals of both China Mobile and China Unicom are organized much like the pages of an Internet Website, with the services of third party service providers such as our company listed by category on various segregated WAP pages within each operator’s WAP portal. China Mobile and China Unicom currently place the most popular WAP services at the top of the menu on the first page of the list of services available in each service category on their WAP portals. As users tend to pick from the first services they see on a WAP page, rather than scrolling through page after page, prominent positioning tends to reinforce the position of the most popular services. Because other service providers who entered the market for WAP services before we did have already established strong positions on the WAP menus of the operators, in particular, KongZhong Corporation with respect to China Mobile’s WAP portal, and Hurray! Holding Co., Ltd. with respect to China Unicom’s WAP portal, we may have difficulty building up the popularity of our various WAP services and thereby enhancing their positioning on the WAP menus, unless the operators change their WAP placement policies. Our failure to increase the popularity of our WAP services could adversely affect our future revenue growth and profitability.

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
          There are a limited number of entities in China with the requisite licenses to offer satellite television. Our cross-media strategy is dependent on key contracts with entities with the requisite licenses. For example, in October 2006, our affiliated Chinese entities, Beijing Lian Fei Wireless Communication Technology Co., Ltd., or Lian Fei, and Shanghai Ling Yu Cultural and Communication Ltd., or Ling Yu, entered into agreements with the Chinese Youth League Internet, Film and Television Centre, or CYL, which has the exclusive rights to provide most of the content of and sell advertising for Qinghai Satellite Television, or QTV, a regional satellite television broadcaster in China. Under these agreements, we became the exclusive advertising agent and primary content provider for QTV for a period of seven years. In January 2007, one of our affiliated Chinese entities entered into a three-year term contract with Shanghai Dong Fang Long New Media Co., Ltd., or DFL, a subsidiary of Shanghai Media Group, or SMG, to provide interactive telecom value-added services for selected radio and television stations and related internet portals controlled by SMG, which would enable viewers to, for example, vote for their favorite contestants in talent scout television programs via SMS. In November 2007, one of our affiliated Chinese entities entered into a contract with Tianjin Satellite Television, or TJSTV, to be the exclusive advertising agent for specific time slots for a period of three years, with an option to extend for an additional two years.
          A failure to perform under the terms of or the termination of these key contracts or the discontinuing of operations of QTV or TJSTV or any other similar contracts we enter into may have an adverse effect on our operating results. For example, due to certain restrictions imposed by the State Administration of Radio, Film and Television, or the SARFT, on interactive telecom value-added services on television commencing from April 2007, DFL was unable to provide substantially all of the content and resources as set out in our agreement with it. Under the agreement which has a three year term, we made an advanced payment of $1.3 million to DFL and are committed to make certain minimum guarantee payments if our related revenue achieves specified targets when the content and resources as set out in the agreement with DFL are made available. DFL has recently expressed its intention to terminate this agreement, and we are currently evaluating our strategic relationship with DFL. We recorded the $1.3 million advance payment as an expense in our financial statements for 2007, but have not made a provision for the minimum guarantee payments.

If the target audience of our satellite television partners does not accept our programs and content, our operating results may not meet our expectations.
          To increase our advertising revenue, we must create or purchase, on a cost-effective basis, popular, high-quality programming content for QTV. However, we have limited experience purchasing content, negotiating advertising placements or managing onscreen or off-screen talent. If we are unable to create or purchase popular, high-quality programming content on a cost-effective basis, we will be unable to sell advertising slots on satellite television stations such as QTV, and our operating results may not meet our expectations. In addition, for TJSTV, we must rely on its management to produce or procure popular programming which is attractive to advertisers. If its programs during the time slots for which we are the exclusive advertising sales agent are not consistently popular, we may have to reduce the rates charged for these slots which would reduce our revenue.
The success of our cross-media strategy depends on attracting advertisers who will advertise across our various platforms. If we fail to attract a sufficient number of advertisers, our advertising revenues could be adversely affected and our operating results may not meet our expectations.
          Our cross-media strategy provides advertisers with the opportunity to advertise on our traditional media and on our wireless platforms. However, advertisers may decide that they do not need to use multiple platforms, find that the demographics of the audience of our platforms do not consist of their targeted customers, or decide not to use our platforms for other reasons. If the advertisers decide against advertising with us, we may not realize our growth potential, and our operating results may not meet our expectations.
We require significant amounts of capital to meet our obligations with respect to CYL, QTV and TJSTV. Any failure to obtain the capital we need on acceptable terms may adversely affect our cross-media business.
          We require significant capital in order to meet our contractual obligations with respect to CYL, QTV and TJSTV. We are required to pay an annual operating fee to CYL and QTV and are responsible for the cost of landing rights incurred by QTV. We are also required to pay an annual operation fee to TJSTV under our agreement with TJSTV. See Item 5. “Operation and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations.”
          We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our capital commitments. To the extent our capital requirements exceed our cash resources, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, if at all. If we are unable to meet our obligation with respect to CYL, our cross-media business and financial performance could be adversely affected.
We may be subject to liability for advertisements produced by us or advertisements displayed on our or our satellite television partners’ media platforms under PRC advertising laws and regulations.
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
          We and our satellite television partners are obligated under PRC laws and regulations to monitor the advertising content that is shown, displayed or printed on any of our or their media outlets for compliance with applicable law. In addition, for advertising content related to specific types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical facilities, we and our satellite television partners are required to confirm that the advertisers have obtained requisite government approvals, including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filing with the local authorities. We and, to our knowledge, our satellite television partners, employ qualified advertising inspectors who are trained to review advertising content for compliance with relevant PRC laws and regulations, and we endeavor to comply, and encourage our satellite television partners to take measures to comply, with such requirements, by methods including requesting relevant documents from the advertisers.
Landing rights for satellite television in China are increasingly granted through auction, which may increase our cost of broadcasting rights or result in our satellite television partners’ inability to obtain landing rights.
          Since 2004, certain cities have used an auction process to sell landing rights to China’s provincial satellite stations, as the increasing number of satellite channels seeking landing rights exceeded the bandwidth limit of cable systems. This may greatly increase the cost of broadcasting rights in such cities or may prevent QTV or TJSTV from obtaining landing rights altogether. There is also a risk that QTV or TJSTV may lose landing rights previously granted at no cost under reciprocal arrangements. Any of these developments may also adversely affect our operating results.
Additional Risks Related to Our Company
We operate in a rapidly evolving industry, which may make it difficult for investors to evaluate our business.
          We began commercially offering telecom value-added services in China in August 2000, and since that time, the technologies and services used in the telecom value-added services industry in China have developed rapidly. As a result of this rapid and continual change in the industry, as well as our recent entry into the media and advertising business with which our company has limited experience, you should consider our prospects in light of the risks and difficulties frequently encountered by companies in an early stage of development. These risks include our ability to:
•	attract and retain users for our telecom value-added services, especially for our 2.5G and audio-related services,

•	our ability to expand the content and services that we offer and, in particular, develop and aggregate innovative new content and service offerings, and sources of revenues which are not dependent on the operators,

•	respond effectively to rapidly evolving competitive and market dynamics and address the effects of mergers and acquisitions among our competitors,

•	maintain, expand and enhance our relationships with international media companies and other strategic partners and to generate meaningful returns from such partnerships,

•	produce or purchase television programming which is popular with QTV’s audiences,

•	attract advertisers to advertise on our television as well as wireless platforms, and

•	increase awareness of our brand and user loyalty.
          Due to these factors, there can be no certainty that we will maintain or increase our current share of the highly competitive market in which we operate.
The success of some of our services is significantly dependent on our ability to obtain, customize and localize desirable content and technology from third parties.
          We are increasingly obtaining much of our telecom value-added services content, including wireless games, logos, music, news and other information, from third parties. Furthermore, we expect that we will license technology in connection with our development of next generation services. As the market for telecom value-added services develops, content and technology providers have increased their profits from these distribution and localization arrangements by demanding a greater share of revenue or other fees, which has adversely affected our financial performance. Many of our arrangements with content and technology providers are non-exclusive, short-term and subject to renewal. If our competitors are able to provide such content in a similar or superior manner or to license the same technologies, it could adversely affect the popularity of our services and our negotiating leverage with third party providers.
          In addition, we must often invest significant resources in customizing and localizing the content and applications we license or purchase for the Chinese telecom market. This may include work ranging from translating the content or application interface into Chinese to performing significant development work to utilize the particular content or application.
          If we fail to establish and maintain economically attractive relationships with content and technology providers and to thereafter successfully customize and localize their products, we may not be able to attract and retain users or maintain or improve our financial performance.
We began to recognize revenue for our services on an accrual basis beginning in the quarter ended December 31, 2003, which involves the use of estimates of monthly revenue to the extent we are unable to obtain actual figures from the operators before we finalize our financial statements. This could in turn require us to make adjustments to our financial statements and cause delay in the announcement of our quarterly earnings.
          Our financial statements through September 30, 2003 reflect our actual revenues as they appear on the operators’ statements. However, for subsequent quarters, we recognized revenue earned on an accrual basis and plan to do so in future quarters, if necessary, in order to report our earnings on a timely basis. This involves the use of estimates of monthly revenue based on our internal records for the month and monthly confirmation rates with the operators in prior months if we are unable to obtain actual figures from the operators before we finalize our financial statements. Actual revenue may differ from prior estimates when unexpected variations in billing and transmission failures occur. Recognizing revenue on an accrual basis could potentially require us to later make adjustments to our financial statements if the operators’ billing statements and cash payments are different from our estimates, which could adversely affect our reputation and the price of our American Depositary Shares, or ADSs.

          For the years ended December 31, 2005, 2006 and 2007, approximately 2.0%, 0.5% and 1.2%, respectively, of our gross revenues were based on such estimates. However, we are focusing on increasing sales of our telecom value-added services through the PHS and PAS networks, and of our audio related services to fixed line customers of China Telecom and China Netcom, which have not implemented comprehensive billing systems. As a result, we have on occasion received monthly statements from China Telecom and China Netcom significantly later than China Mobile provincial operators. In addition, beginning from April 2007, China Unicom affiliates in all provinces have lengthened their time of confirming actual revenue figures to service providers by another four months. These factors in turn tend to increase the portion of our revenue that we must estimate for a given quarter.
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
          We have faced competition from service providers in the three groups described above since our entry into this market. We may also face significant competition from other parties, including companies which offer online services and are expanding to various degrees into telecom value-added services, such as Shanda Interactive Entertainment Limited and Focus Media Holding Limited, which primarily focus on Internet-based games and media services, respectively, but have also begun to offer wireless games and services. Moreover, there are low barriers to entry for new competitors in the telecom value-added services market, particularly for 2G services. Several of our competitors have longer operating histories in China, greater name and brand recognition, larger customer bases and databases, significantly greater financial, technological and marketing resources and superior access to original content than we have. As a result, our existing or potential competitors may in the future achieve greater market acceptance and gain additional market share, which in turn could reduce our revenues.
          Also, traditional television media is a highly competitive industry with many established participants in the market, such as CCTV and Hunan Satellite Television. There are currently 50 satellite television stations and more than 3,000 local television channels in China. In addition, we compete with other traditional forms of media such as newspapers, magazines and radio, new forms of media such as Internet portals, and digital media such as that offered by Focus Media Holding Limited, for advertising and sponsorship revenues. We differentiate our services from those offered by the traditional television media companies by offering a combination of advertising services on the traditional television media and our existing wireless platform. However given the relatively low barriers to entry for new competitors in the telecom value-added services market, many of these traditional and new media companies have extended their business into providing similar cross-media services.

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
          We incurred significant net losses until the first quarter of 2003 and began incurring net losses again in the first quarter of 2007 during which we incurred significant expenses related to our cross-media strategy. We could incur significant net losses in the future as we continue to implement our cross-media strategy or due to changes in the market, operating environment and competitive dynamics and our ability to respond to those changes. If we do not sustain profitability, the market price of our ADSs may decline.
We depend on key personnel for the success of our business. Our business may be severely disrupted if we lose the services of our key executives and employees or fail to add new senior and middle managers to our management.
          Our future success is heavily dependent upon the continued service of our key executives, particularly Michael Guangxin Li, our Chief Executive Officer, Anthony Chia, our Chief Operating Officer, and Jimmy Lai, our Chief Financial Officer. Our future success is also dependent upon our ability to attract and retain qualified senior and middle managers to our management team. If one or more of our current or future key executives and employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and our business may be severely disrupted. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose customers and suppliers and incur additional expenses to recruit and train personnel. Each of our executive officers has entered into an employment agreement and a confidentiality, non-competition and non-solicitation agreement with us. We do not maintain key-man life insurance for any of our executive officers.

          We also rely on a number of key technology staff for the operation of our company. Given the competitive nature of our industry, the risk of key technology staff leaving our company is high and could disrupt our operations.
          In addition, we began to operate in the media and advertising industry from the fourth quarter of 2006. Our existing management has limited experience in this industry, and we are in the process of recruiting experienced personnel in this industry. Failure to recruit experience personnel could have a material adverse impact on our business operations and financial performance. In addition, given the competitive nature of the media and advertising industry, the risk of experienced personnel leaving our company is high and could disrupt our operations.
Rapid growth and a rapidly changing operating environment strain our limited resources.
          We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve through our cross-media strategy. As our user base increases, we will need to increase our investment in our technology infrastructure, facilities and other areas of operations, in particular our product development, customer service and sales and marketing which are important to our future success. If we are unable to manage our growth and expansion effectively, the quality of our services and our customer support could deteriorate and our business may suffer. For example, any such performance issue could prompt the operators to cease offering our services over their networks. Our future success will depend on, among other things, our ability to:
•	develop and quickly introduce new services, adapt our existing services and maintain and improve the quality of all of our services, particularly as new mobile technologies such as 3G are introduced,

•	effectively maintain our relationships with the operators and our satellite television partners,

•	expand the percentage of our revenues which are recurring and are derived from monthly subscription based services,

•	develop sources of revenue which are not dependent on the operators,

•	enter into and maintain relationships with desirable content providers,

•	attract sufficient advertisers for our satellite television partners and develop innovative cross-media advertising campaigns that appeal to consumers,

•	continue training, motivating and retaining our existing employees and attract and integrate new employees, including our senior management, some of whom have been with our company for less than one year,

•	develop and improve our operational, financial, accounting and other internal systems and controls, and

•	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. securities laws, is complete and accurate.

Any failures of the mobile telecommunications network, the Internet or our technology platform may reduce use of our services.
          Both the continual accessibility of the networks of the operators in China and the performance and reliability of China’s internet infrastructure are critical to our ability to attract and retain users. Moreover, our business depends on our ability to maintain the satisfactory performance, reliability and availability of our technology platform. The servers which constitute the principal system hardware for our operations are located in three locations in Shanghai and four locations in Beijing. We maintain backup system hardware in our offices in Shanghai and Beijing, but cannot be certain such backup will be adequate if there are problems with our primary system hardware. Any server interruptions, break-downs or system failures, including failures caused by sustained power shutdowns, floods or fire causing loss or corruption of data or malfunctions of software or hardware equipment, or other events outside our control that could result in a sustained shutdown of all or a material portion of the mobile networks, the Internet or our technology platform, could adversely impact our ability to provide our services to users and decrease our revenues.
If our exclusive providers of bandwidth and server custody service fail to provide these services or increase their prices, our business could be adversely affected.
          We rely on affiliates of the operators to provide us with bandwidth and server custody service for our services pursuant to contracts which have one-year terms. If any of the operators or their respective affiliates fails to provide such services, it may be difficult, if not impossible, to find a substitute provider on a timely basis or at all. In addition, we have no control over the costs of the services provided by the operators or their respective affiliates. If any of the operators or their respective affiliates fails to provide these services or raise their prices, our business could be adversely affected.
Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations which could adversely affect our ability to operate our business effectively or at all.
          In connection with China’s entry into the World Trade Organization, or WTO, foreign investment in telecommunications and Internet services in China was liberalized to allow for up to 30.0% foreign ownership in value-added telecom and Internet services in 2002, 49.0% in 2003 and 50.0% thereafter. In order to meet these ownership requirements, as of December 31, 2007, we maintained control over the following affiliated Chinese entities: (i) Shanghai Weilan Computer Co., Ltd., or Weilan, which is 50% owned by each of two of our employees, Baoxin Yao and Wenlei Wang; (ii) Unilink, which is 50% owned by each of two of our former employee, Rong Zhang and Wenjun Hu; (iii) Shenzhen Yuan Hang Technology Co., Ltd., or Yuan Hang, which is 50% owned by our employees, Yuming Cai, and 50% owned by our former employee, Xuan Fan; (iv) Beijing Cosmos Digital Technology Co., Ltd., or Cosmos, which currently is 50% owned by each of two of our employees, Hongjie Qi and Miao Yan; (v) Hainan Zhong Tong Computer Network Co., Ltd., or Zhong Tong, which is 50% owned by each of two of our former employees, Yi Huang, and Teng Zhao; (vi) Lian Fei, which is 50% owned by each of two of our former employees, Jing Wang and Rong Li; (vii) Qimingxing, which is 50% owned by each of two of our former employees, Di Qian and Lijin Shen; (viii) Beijing Ojava Wireless Information Technology Co. Ltd., or Beijing Ojava, which is 50% owned by each of two of our former employees, Xinyong Ding and Jun Xi. (ix) Wei Lian, which is 60% owned by Weilan and 40% owned by Lian Fei; and (x) Beijing Lianyu Interactive Technology Development Co., Ltd., or Lianyu, which is 60% owned by our employee, Zhi Wang, and 40% owned by another employee, Lianxi Yang; (xi) Ling Yu, which is 50% owned by Unilink and 50% owned by Qimingxing; and (xii) Shanghai Lang Yi Advertising Co., Ltd., or Lang Yi, which is 90% owned by our employee, Lei Gu, and 10% owned by our another employee, Jing Chen. We hold no ownership interest in these companies.

          Under the current shareholding structure, Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu have inter-provincial value-added telecommunication services licenses issued by the MII. Each of Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu offers our services through one or more of the telecommunications network operators in China. Yuan Hang offers services related to our online game business. Ling Yu and Lang Yi act as the advertising agents and Wei Lian as a television program producer for QTV.
          It is possible that the relevant Chinese authorities could, at any time, assert that any portion of or all of the existing or future ownership structure and businesses of us, any of our wholly owned subsidiaries, or any of our affiliated Chinese entities, violate existing or future Chinese laws, regulations or policies. It is also possible that the new laws or regulations governing the telecommunication or Internet sectors in China that have been adopted or may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of our, our wholly owned subsidiaries’ or our affiliated Chinese entities’ current or proposed businesses and operations. In addition, these new laws and regulations may be retroactively applied. In any such case, we could be required to restructure our operations, which could adversely affect our ability to operate our business effectively or at all.
We may be unable to collect long-term loans to shareholders of our affiliated Chinese entities.
          At December 31, 2007, we had provided long-term interest free loans with an aggregate outstanding balance of approximately RMB109.0 million ($13.3 million) to shareholders of our affiliated Chinese entities for the purpose of investing in our affiliated Chinese entities as registered capital and to make payments to the selling shareholders from whom we acquired certain of our affiliated Chinese entities for settlement of purchase price consideration pursuant to applicable acquisition agreements. The term of these loans in each case is 10 years. The shareholders of our affiliated Chinese entities can only repay the loans by transferring to us or our designees all of their equity interest in the respective affiliated Chinese entity. Please refer to the table under Item 5. “Operating and Financial Review and Prospects —Arrangements with Consolidated Affiliates — Loan Agreements.” We expect that we will continue to be involved in and provide additional financial support in the future to the extent allowed by the Sarbanes-Oxley Act of 2002 and other applicable laws. Because of uncertainty associated with Chinese law, ultimate enforcement of the loan agreements is uncertain.
We depend upon contractual arrangements with our affiliated Chinese entities for the success of our business. These arrangements may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.
          Because we conduct our business only in China, and because we are restricted by the Chinese government from owning telecommunications, Internet and advertising operations in China, we depend on our affiliated Chinese entities, Weilan, Unilink, Yuan Hang, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava, Lianyu, Ling Yu and Lang Yi in which we have no direct ownership interest, to provide those services through contractual agreements with the operators and television stations. These arrangements may not be as effective in providing control over our telecommunications, Internet, media or advertising operations as direct ownership of these businesses. For example, our affiliated Chinese entities could fail to take actions required to operate our business, such as entering into content development contracts with potential content suppliers or service contracts with the operators and television stations in China. Moreover, the fees for our services are paid by the operators or advertising clients directly to our affiliated Chinese entities, which are then obligated at our request to transfer substantially all or some of such fees to one of our wholly owned subsidiaries, Shanghai Linktone Consulting Co., Ltd., or Linktone Consulting, Shanghai Huitong Information Co., Ltd., or Huitong, Shanghai Linktone Internet Technology Co., Ltd., or Linktone Internet, and Shanghai Linktone Software Co., Ltd., or Linktone Software. If our affiliated Chinese entities fail to perform their obligations under these agreements, we may have to rely on legal remedies under Chinese law, which we cannot assure you would be effective or sufficient.
Contractual arrangements with our affiliated Chinese entities may cause a transfer pricing adjustment and may be subject to scrutiny by the PRC tax authorities.
          We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with our affiliated Chinese entities were not entered into based on arm’s length negotiations. Although our contractual arrangements are similar to other companies conducting similar operations in China, if the PRC tax authorities determine that these contracts were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment which may result in an increase in our taxes.
We generate our internal funds almost exclusively from our subsidiaries. If those entities are restricted from paying dividends to us, we may lose almost all of our internal source of funds.
          We are a holding company with assets consisting primarily of cash generated from our initial public offering in March 2004, issuance of new shares to PT Media Nusantara Citra Tbk, or MNC, in April 2008, and our equity interests in Noveltech Enterprises Limited, or Noveltech, and Linktone Media Limited, or Linktone Media, both of which were newly incorporated in Hong Kong. See Item 4. “Information on the Company — History and Development of the Company.” Our internal source of funds has been derived almost exclusively from dividend payments from those entities after they receive dividends and payments from our subsidiaries and affiliated Chinese entities. We are likely to lose all of our sources of funds if those entities are restricted from paying dividends to us, except for interest and dividend we earned on our fixed deposits and short term investments which totaled $1.9 million in 2005, $1.7 million in 2006 and $1.2 million in 2007. See also “— Any changes to our tax incentives could have a material adverse effect on our operating results. Our foreign ADS holders may be subject to PRC withholding tax on the dividends payable by us and upon gains realized on their sales of our ADSs if we are classified as a PRC “resident enterprise” below.
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
We may be required to record a charge to earnings if the value of our assets is deemed to have been impaired.
          We are required by U.S. GAAP to review our receivables, intangible assets, goodwill and other assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. For the year ended December 31, 2007, we recorded impairment charges of $2.4 million, $2.0 million and $0.7 million related to an investment deposit, goodwill and other receivable, respectively. Please refer to Item 5. “Operating and Financial Review and Prospects — Results of Operations” and “Operating and Financial Review and Prospects — Critical Accounting Policies.” We may be required to record similar impairment charges in the future if we determine that the carrying amount of our assets is determined.

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
          Our revenues and results of operations have varied in the past and may continue to fluctuate in the future. Many of the factors that cause such fluctuation are outside our control. Steady revenues and results of operations will depend largely on our ability to:
•	attract and retain users in the increasingly competitive telecom value-added services market in China,

•	successfully implement our business strategies,

•	update and develop our services, technologies and content, including aggregating, customizing and localizing third party technologies and content for the China market, and

•	continue to develop our cross-media business.
          Because the telecom value-added services industry in China is relatively new and rapidly evolving and our business is also relatively new, including in particular our new cross-media business, and has experienced significant volatility in terms of financial results as a result of the factors stated above, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the trading price of our ADSs to decline.
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
          We rely on a combination of copyright, trademark and trade secrecy laws and contractual restrictions on disclosure to protect our intellectual property rights. We have registered 107 trademarks with China’s Trademark Office and one trademark in each of Hong Kong, Singapore and Taiwan. We are in the process of applying for 34 additional trademarks in China. We have also obtained 27 copyright certificates in China for certain cartoons and images and 32 copyright certificates for computer software. Our efforts to protect our proprietary rights may not be effective to prevent unauthorized parties from copying or otherwise obtaining and using our technology and content, particularly in China where the laws may not protect our proprietary rights as fully as in the United States. Monitoring unauthorized use of our services is difficult and costly, and we cannot be certain that the steps we take will effectively prevent misappropriation of our technology and content. For example, competitors could copy one or more of our downloadable icons, and we may not become aware of the infringement in a timely manner or at all or be able to take effective action to enforce our rights.
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
Natural disasters such as earthquakes may affect our telecom value-added services as well as our advertising and media businesses.
          Natural disasters such as snow storms, earthquakes, floods, typhoons and droughts may affect our telecom value-added services as well as our advertising and media businesses because promotion via radio and television channels may be curtailed during such events. We may also not be able to broadcast advertisements during a certain period of time immediately after the natural disaster if the normal television programs are suspended and replaced with disaster related news and events. For example, as a result of a 8.0 magnitude earthquake that struck the City of Wenchuan in Sichuan province on May 12, 2008, our advertising on QTV and TJSTV was suspended or restricted for approximately eight to eleven days, and our provision of telecom value-added service in Sichuan province was interrupted due to certain technical problems.
We have limited business insurance coverage.
          The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. As a result, we do not have any business liability insurance coverage for our operations. Moreover, while business disruption insurance is available, we have determined that the risks of disruption and cost of the insurance are such that we do not require it at this time. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

Our recent acquisitions and any future acquisitions or ventures with strategic partners may have an adverse effect on our ability to manage our business.
          Our acquisitions of Lianyu and Lang Yi and our new ventures into media and advertising industry form part of our strategy to further expand our business. In February 2007, we completed the acquisition of Lianyu, a privately held provider of telecom value-added services to China Unicom, in order to increase our sales of IVR services to China Unicom’s customer base. In addition, in December 2007, we acquired Lang Yi, a privately held advertising company which entered into the exclusive advertising agent agreement with TJSTV in November 2007, in order to implement our cross-media strategy. If we are presented with appropriate opportunities, we may acquire additional businesses, technologies, services or products which are complementary to our core telecom value-added services business. Some of the companies we acquired have not performed as well as we expected, and have required or will require, significant attention from our management, in particular to ensure that the acquisitions do not disrupt our relationships with the operators in China, or affect our users’ opinion of our services and customer support and are effectively integrated with our existing operations and telecom value-added services. Future acquisitions will also likely present similar challenges.
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
We may have been a passive foreign investment company for taxable years of 2006 and 2007 and may become a passive foreign investment company for the current taxable year of 2008, which could result in adverse U.S. federal income tax consequences to U.S. investors.
          We may be classified as a passive foreign investment company, or PFIC, by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, U.S. investors who owned our ordinary shares or ADSs during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances. The same adverse U.S. federal income tax consequences will apply to U.S. investors who acquire our ordinary shares or ADSs during the current taxable year of 2008 or any subsequent taxable year if we are treated as a PFIC for that taxable year.
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

          We may have been a PFIC for taxable years of 2006 and 2007 and may become a PFIC for the current taxable year of 2008. Accordingly, the adverse U.S. federal income tax consequences described above could apply to you if you are a U.S. investor. Given the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to our status as a PFIC. For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see Item 10.E. “Additional Information — Taxation.”
Anti-takeover provisions in our charter documents could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management.
          Our amended and restated articles of association include provisions which could make an acquisition of us more difficult and may prevent attempts by our shareholders to replace or remove our current management. These provisions include a classified board of directors. In addition, our board of directors has the right to issue preferred shares without shareholder approval, which could be used to institute a “poison pill” that would work to dilute a potential hostile acquirer’s ownership interest in our company, effectively preventing acquisitions that have not been approved by our board of directors.
Failure to achieve and maintain effective internal controls could have a material adverse effect on the trading price of our ADSs.
          We are subject to the reporting obligations under the U.S. securities laws, and are required by the Securities and Exchange Commission, or the SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, to include a report of management on the effectiveness of our internal control over financial reporting. In addition, beginning in this annual report, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Although our management concluded that our internal controls are effective in this annual report, our management may not conclude that our internal controls are effective in the future. Moreover, even if our management concludes that our internal controls over our financial reporting are effective, our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal controls over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent public registered accounting firm interprets the requirements, rules or regulations differently from us, then it may decline to report on the effectiveness of our internal controls over our financial reporting or may issue an adverse opinion. Any of these possible outcomes could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred, and expect to continue to incur, significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements.
RISKS RELATED TO OUR INDUSTRY
Our business and results of operations may be adversely affected by the restructuring of the Chinese telecommunications industry.
          In an effort to promote greater competition among the telecommunications operators and foster the development of 3G mobile networks, on May 24, 2008, the MII, the PRC National Development and Reform Commission, or the NDRC, and the PRC Ministry of Finance jointly issued the Notice on Strengthening the Reform of Telecommunications Systems, or the Telecom Notice, which aims to consolidate China’s currently existing telecommunication operators into three new telecommunications operators that can offer both mobile and fixed line services. Under the Telecom Notice, China Mobile is expected to merge with China Railway Communication Co., Ltd., which operates a national fixed line network, China Telecom is expected to acquire the Code Division Multiple Access (CDMA), wireless business and network from China Unicom, and China Unicom, which operates a Global System for Mobile communications (GSM) network and business, is expected to merge with China Netcom, which is principally a fixed line operator. Once the consolidations are completed, the PRC government is expected to issue 3G licenses to such operators.

          We believe the elimination of uncertainties relating to the telecommunications industry restructuring plan and the launch of 3G mobile technologies are likely to attract new participants to the telecom value-added services market and motivate our existing competitors to adapt more aggressive strategies. Our inability to successfully adapt our strategy and maintain and enhance our relationships with the surviving operators may adversely affect our competitive position in the market. In particular, the launch of 3G mobile technologies could radically alter or even eliminate the market for SMS or 2.5G services with which we are more familiar.
          We are currently assessing the potential impact of such expected consolidations on our business.
The Chinese government or one or more of the operators may prevent us from distributing, and we may be subject to liability for, content that any of them believe is inappropriate.
          China has enacted regulations governing telecommunication service providers, Internet access and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet that it believes to violate Chinese law, including content that is obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory. In addition, we may not publish certain news items, such as news relating to national security, without permission from the Chinese government. Furthermore, the Ministry of Public Security has the authority to cause any local Internet service provider to block any Website maintained outside China at its sole discretion.
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
          The SARFT has published regulations that subject media operators to potential liability for content distributed through their broadcast media. Under applicable PRC regulations, we or our satellite television station partners may be held liable for any content we or they offer or will offer through the media platforms we utilize, including television programs and advertisements. If any of our content or the content of our satellite television partners is deemed to have violated any of such content restrictions, we or they would not be able to continue to create or distribute such content and could be subject to certain penalties, including revocation of licenses for operating media services, which would materially and adversely affect our operating results.

Telecommunication laws and regulations in China are evolving and subject to interpretation and may change in the future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties.
          Although telecom value-added services are subject to general regulations regarding telecommunication services, we believe that currently, there are few Chinese laws at the national level specifically explicitly governing telecom value-added services, such as our services related to SMS, Multimedia Messaging Services, or MMS, WAP and audio-related services. Many providers of telecom value-added services have obtained various value-added telecommunication services licenses. Although Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu have obtained inter-provincial value-added telecommunication services licenses issued by the MII or its local counterpart, we cannot be certain that other local or national value-added telecommunication services license requirements will not be imposed or will not conflict with each other or that any given license will be deemed sufficient by the relevant governmental authorities for the provision of this category of service. It is also possible that new national legislation might be adopted to regulate such services.
          If we or our subsidiaries or affiliates are found to be in violation of any existing or future Chinese laws or regulations regarding telecom value-added services or Internet access which is discussed in the following risk factor, the relevant Chinese authorities have the power to, among other things:
•	levy fines and prohibit new product and service offerings;

•	confiscate our income or the income of our subsidiaries and affiliates;

•	revoke our business license or the business license of our subsidiaries and affiliates;

•	shut down our servers or the servers of our subsidiaries and affiliates and/or blocking any Websites that we operate; and

•	require us to discontinue any portion or all of our telecom value-added services business.
The regulation of Internet Website operators is also unclear in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations.
          Our affiliate, Weilan, operates Internet Websites in China, which are one of the channels through which our services are offered. The interpretation and application of existing Chinese laws and regulations, the stated positions of the main governing authority, the MII, and the possibility of new laws, regulations or policy positions being adopted have created significant uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese companies with Internet operations including those of our company. In particular, the MII has stated that the activities of Internet content providers are subject to regulation by various Chinese government authorities, depending on the specific activities conducted by the Internet content provider.
          On July 13, 2006, the MII issued a notice with the purpose of increasing the regulation of foreign investment in and operations of telecom value-added services which includes Internet and telecommunications businesses in China. The regulations require Chinese entities (or shareholders of such Chinese entities) to own and control the Internet domain names and registered trademarks, and to have servers and other equipment used to host and operate Websites and conduct business. The ownership requirements functionally limit foreign direct and indirect ownership and control of the intellectual property of these businesses even when attempted through various parallel control, licensing, use and management agreements. It is anticipated that these regulations will be strictly enforced, and the government has provided that the new regulations apply retroactively and provide for audit procedures. Failure to comply may cause the MII to terminate a telecommunications license or otherwise modify existing agreements or require the disposition of the assets by the foreign entity. Any anticipated foreign investment in such businesses will be subject to prior approval by the MII, and it is expected that approval for investment may not be easily obtained for foreign investment in these businesses unless in strict compliance with the requirements of MII. We cannot be certain that the commercial Internet content provider license issued by the local Shanghai Municipal Telecommunications Administration Bureau and held by Weilan or any value-added telecommunication license held by Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu will satisfy these requirements. Our failure to comply with applicable Chinese Internet regulations could subject us to severe penalties as noted in the prior risk factor.

Our business could be adversely affected by a change in the extensive PRC laws and regulations imposing significant control over the media industry, including television, radio, advertising, media content production, and the market research industry or a change in the interpretations thereof by the PRC judiciary and other government authorities.
          The PRC government has enacted extensive regulations imposing significant control over the media industry, including television, radio, advertising, media content production, and the market research industry. For further details, see Item 4. “Information on the Company — Government Regulation.”
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
          The growth of the Chinese economy has been uneven across geographic regions and economic sectors. There can be no assurance that growth of the Chinese economy will be steady or that any slow down will not have a negative effect on our business. In addition, the Chinese government recently began using macroeconomic tools to slow the rate of Chinese economic growth, the results of which are difficult to predict. The Chinese economy overall affects our profitability as spending on telecom value-added services may decrease due to slowing domestic demand, and our advertising revenue will also be tied to economic cycles in China. More specifically, increased penetration of telecom value-added services in the less economically developed central and western provinces of China will depend on potential customers in those provinces achieving certain income levels so that mobile handsets and related services become affordable to a significant portion of the population.
Government regulation of the telecommunications, television and Internet industries may become more burdensome.
          Government regulation of the telecommunications, television and Internet industries is burdensome and may become more burdensome. New regulations could increase our costs of doing business and prevent us from efficiently delivering our services. These regulations may stop or slow down the expansion of our user base and limit the access to our services. In addition to new laws and regulations, existing laws not currently applicable to the telecom value-added services may be applied to those services in the future.

Any changes to our tax incentives could have a material adverse effect on our operating results. Our foreign ADS holders may be subject to PRC withholding tax on the dividends payable by us and upon gains realized on their sales of our ADSs if we are classified as a PRC “resident enterprise.”
          Certain of our subsidiaries and affiliated Chinese entities enjoy tax exemptions and reduced tax rates, which increases our net income. See Item 5. “Operating and Financial Review and Prospects — Taxation.” We are applying for preferential tax treatment under the new PRC Enterprise Income Tax law, or the new EIT law, which became effective on January 1, 2008, however there is no assurance that we will be granted similar preferential tax treatment, or at all. Our future results could be materially adversely affected if we are not able to maintain similar tax treatment.
          The new EIT law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate on their global income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It is still not entirely clear under what situations an enterprise’s de facto management body is considered to be located in China. However, all of our management is currently based in China, and will likely remain in China for the foreseeable future. Moreover, under the new EIT law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on their sales or other dispositions of our ADSs or ordinary shares, if such income is sourced from the PRC. A lower withholding income tax rate of may be applied if the foreign holding company is registered in a jurisdiction that has a tax treaty arrangement with China. Although our company is incorporated in the Cayman Islands, it remains unclear whether the gains our foreign ADS holders may realize will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our ADSs.
All participants in our existing equity compensation plans who are PRC citizens may be required to register with the State Administration of Foreign Exchange of the PRC, or SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional equity compensation plans for our directors, employees and other parties under PRC law.
          On April 6, 2007, the capital account department of the SAFE issued the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of an Overseas Listed Company, or Circular 78. It is not clear at this time whether Circular 78 covers all forms of equity compensation plans, including restricted purchase share awards granted by us, or only those which provide for the granting of stock options. For any plans which are so covered and are adopted by a non-PRC listed company such as our company after April 6, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan. In addition, Circular 78 also requires PRC citizens to register with SAFE and make the necessary applications and filings by July 5, 2007 if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007. In May 29, 2007, the General Affairs Department of the SAFE issued the Notice on Printing and Distributing the Operating Rules for the Notice of the State Administration of Foreign Exchange on the Relevant Issues about Foreign Exchange Control over the Financing and Return Investment of Domestic Residents through Overseas Special Purpose Companies, or Circular 106. This notice also requires PRC citizens who hold stock options pursuant to a company’s equity incentive plan to register with the SAFE. We submitted the required registration on behalf of our stock option holders who are PRC citizens with the SAFE in December 2007 and such registration is currently pending approval. Although Circular 78 has not yet been made publicly available nor has it been formally promulgated by the SAFE, any failure to comply with such provisions may subject us and the participants of our equity compensation plans who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our personnel which is currently a significant component of the compensation of many of our PRC employees, as a result of which our business operations may be adversely affected.

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
          On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 replaced the previous SAFE regulations relating to acquiring of Chinese companies by foreign entities. Notice 75 requires each PRC resident, whether a natural or legal person, to complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch, prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in China. In addition, an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company, or (2) the completion of any overseas fund raising by such offshore company. An amendment to the registration is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company.

          Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in China in the past were required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. To implement Notice 75, SAFE issued an implementation notice in May 2007, or Circular 106. Circular 106 specifies the circumstances under which PRC residents are required to comply with Notice 75 and the procedures of compliance. Under Circular 106, in the event a PRC resident failed to file for the relevant investment foreign exchange registration under Notice 75 by March 31, 2006 with respect to an overseas entity, any dividends remitted by the domestic subsidiary to such overseas entity since April 21, 2005 will be deemed as an evasion of foreign exchange purchase rules, making the remittance illegal. The domestic company and its actual controlling person(s) may also be fined. In addition, under Circular 106, failure to comply with the registration procedures set forth in Notice 75 and Circular 106 may result in restrictions on the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. While we are not aware of incidents where SAFE penalized parties who violated Notice 75, if Circular 106 is fully implemented, failure to register with SAFE may significantly limit our PRC subsidiaries’ ability to distribute dividends to us.
          On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, or the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or the CSRC, and the PRC State Administration of Foreign Exchange, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006. The M&A Rules established, among other things, additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance when a foreign investor acquires equity or assets of a PRC domestic enterprise. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
          As it is presently uncertain how the SAFE regulations, the M&A Rules, and any future legislation concerning offshore or cross-border transactions will be interpreted or implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, we cannot predict how they will affect our business operations or future acquisition strategy. For example, our present and prospective Chinese subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be conditioned upon compliance with the SAFE registration requirements by such Chinese residents, over whom we have no control. In addition, we cannot assure you that such Chinese residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations because we have no control over the outcome of the registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

The value of our ordinary shares and ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi.
          The value of our ordinary shares and ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. From 1994 to July 21, 2005, the conversion of Renminbi into foreign currencies, including U.S. dollars, was based on exchange rates published by the People’s Bank of China, which was set daily based on the previous day’s interbank foreign exchange market rates in China and current exchange rates on the world financial markets. During that period, the official exchange rate for the conversion of Renminbi to U.S dollars was generally stable. However, on July 21, 2005, as a result of the Renminbi being re-pegged to a basket of currencies, the Renminbi was revalued and appreciated against the U.S dollar. The Renminbi appreciated approximately 8.4% against U.S. dollar from July 20, 2007 to May 30, 2008. There can be no assurance that the Renminbi will not continue to appreciate in the future. Our business and the price of our ordinary shares and ADSs could be negatively affected by a revaluation of the Renminbi against the U.S. dollar or by other fluctuations in prevailing Renminbi-U.S. dollar exchange rates. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position and the price of our ordinary shares and ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.
Item 4. Information on the Company
A. History and Development of the Company
          We commenced operations as a business division of Intrinsic China Technology Ltd., which was incorporated in the Cayman Islands in November 1999. Intrinsic China Technology focused primarily on developing wireless data software and telecom value-added services. In April 2001, our affiliated business division which focused on wireless data software was spun-off to form a newly established holding company in the Cayman Islands, Intrinsic Technology (Holdings) Ltd., and our company was renamed Linktone Ltd. Due to the significance of the spun-off division relative to that of our company, the transaction was accounted for as a reverse spin-off, with our company as the spinnee for accounting purposes. We are incorporated in the Cayman Islands. Our registered office is located at M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our principal executive offices are located at 12/F, Cross Tower, No. 318, Fu Zhou Road, Shanghai 200001, People’s Republic of China. Our telephone number is (86-21) 3318-4900. Our agent for service of process in the U.S. for the purpose of our securities filings is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.
          For more information on the history and development of our company, see Item 5. “Operating and Financial Review and Prospects — Our Corporate Structure” and “Operating and Financial Review and Prospects — Arrangements with Consolidated Affiliates.”
          The following diagram shows the current organizational structure of our subsidiaries and affiliated Chinese entities as of May 31, 2008:

Notes
(1)	Shenzhen Yuan Hang Technology Co., Ltd.

(2)	Shanghai Weilan Computer Co., Ltd., Shanghai Unilink Company Ltd., Beijing Cosmos Digital Technology Co., Ltd., Hainan Zhong Tong Computer Network Communication Technology Co., Ltd.
Beijing Lian Fei Wireless Communication Technology Co., Ltd., Shanghai Qimingxing E-commerce Co., Ltd., Beijing Ojava Wireless Information Technology Co., Ltd., Beijing Lianyu Interactive Technology Development Co., Ltd.

(3)	100% owned by PRC individuals: Shanghai Lang Yi Advertising Co., Ltd.
100% owned by VIEs: Shanghai Ling Yu Culture and Communication Co., Ltd.

(4)	100% owned by PRC individuals:Beijing Xian Feng Li Liang Media Co., Ltd. (incorporated in February 2008)
100% owned by VIEs: Zhong Qing Wei Lian Cultural Communication Co., Ltd.

(5)	Ownership in process of being transferred from Linktone Ltd. to Linktone Media

Represents equity interest

Represents contractual arrangements between the parties

Represents share pledge contractual arrangement

          In March 2004, we completed the initial public offering of our ADSs, representing our ordinary shares, and listed those securities on the Nasdaq National Market (now the Nasdaq Global Market).
          In April 2008, MNC completed a strategic investment in us and acquired approximately 57.1% of our total outstanding ordinary shares using a combination of a tender offer for existing ADSs and ordinary shares and a subscription for newly-issued ordinary shares. MNC acquired 6,000,000 ADSs in the tender offer process and subscribed for 180,000,000 newly-issued ordinary shares at a purchase price of $0.38 per ordinary share. MNC is the largest and only integrated media company in Indonesia, engaging in content production and distribution and operating nationwide free-to-air television networks, 24-hour program television channels, newspapers, tabloids, radio networks and online media. In connection with this strategic investment, MNC’s three nominees, Hary Tanoesoedibjo, Felix Ali Chendra and Muliawan Guptha, were elected to our board of directors. In addition, our future business strategies and developments, which are subject to substantial influence of MNC, may be different from our current business strategies and development.
          Our capital expenditures for 2005, 2006 and 2007 were approximately $2.0 million, $1.2 million and $0.8 million, respectively, consisting of the purchase of computer and office equipment and leasehold improvements. Substantially all of our capital expenditures for 2007 were incurred in connection with the expansion of our advertising business. We anticipate that we will have capital expenditures in the next 12 months of approximately $1.0 million for software and technology infrastructure products which we expect to finance with internal funds.
B. Business Overview
TELECOMMUNICATION VALUE-ADDED SERVICES
          We provide entertainment-oriented telecom value-added services to mobile phone users over the 2G and 2.5G mobile telecommunications networks in China. We specialize in the development, aggregation, marketing and distribution of consumer wireless content and applications for access by China’s estimated 547.3 million mobile phone users, primarily through the two principal mobile network operators in China, China Mobile and China Unicom. We also offer value-added services through the PHS and PAS limited mobility networks of China Telecom and China Netcom, which service substantially all of China’s 84.5 million subscribers of PAS and PHS networks, and audio-related services to 365.4 million fixed line customers of China Telecom and China Netcom.
          Our 2G SMS-based services include ringtones, icons and screen savers, interactive SMS messaging in certain television programs, adventure, action, trivia and fortune-telling games, lunar and Western horoscopes, POP Messaging, jokes, fan clubs, event-driven or entertainment news updates, and a virtual mobile amusement park called WonderWorld.
          We are also focused on offering 2.5G services, which include MMS, such as animated cartoons and screensavers, comic strips, magazine-style “mobile articles” on a variety of topics and event-driven news updates. In addition, our 2.5G offerings include WAP services, such as WAP-based ringtones, screensavers, games and dating services, and advanced JavaTM games, or JAVA games.
          In addition, we offer audio-related services such as “ringback,” which replaces the common “ring-ring” sound heard by callers with high quality music and sound effects, and interactive voice response services, or IVR services, which allow users to listen to songs, jokes, stories and coverage of major events. Users can send such audio content, along with personal messages, to the mobile phones of their friends or others.

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
          We offer over 5,000 ringtones which have been tailor-made for the Chinese market with monophonic, as well as polyphonic (which sounds more like real music than the traditional electronic ringing sounds of mobile phones) capabilities. We also offer more than 10,000 icons and screen savers which range in complexity from simple black-and-white images and monochrome color to full color images.

          Games. We offer interactive SMS-based games that can be played on the screens of mobile phones. These games are tailored by our product development department to play on the dial pad of a mobile phone. Our current game offerings include Endless Battle Space, Mobile Pet and Crystal Ball.
          SMS Interactive Television Messaging. Through our contractual relationship with STAR TV and QTV, we also enable television viewers to interact with certain programs via SMS messages by, for example, sending an SMS message to vote for the winner of a contest on the program.
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
          Games. We offer games based on the JavaTM and Brew programming languages which offer an effective way to create sophisticated 2.5G games. We have already launched 252 JavaTM and Brew games as of December 31, 2007, such as Counter Strike, Guilty Gear X, Hammer and Sickle, Shin Shan, Linktone — GT Car Race and Perhaps Love. We also offer WAP-based card games and games of chance such as blackjack, poker and mahjong, as well as WAP-based versions of our SMS games described above.
          Animated Cartoons and Comic Strips. With this MMS and WAP service, users can choose from a variety of animated cartoons and comic strips which they can view on their mobile phone screens. We offer an in-house developed “BTPig,” an animated cartoon character and several other local serial comic strips which relate to different themes such as holidays, romance and user hobbies and interests.
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
CROSS-MEDIA BUSINESS
          From the fourth quarter of 2006, we began to develop traditional media channels and combine such channels with our existing wireless platform in order to provide advertisers with the opportunity to advertise across various platforms and reach their targeted customers. We entered into agreements in October 2006 and November 2007 by which we became the exclusive advertising agent and primary content provider of QTV and the exclusive advertising agent for specific time slots of TJSTV, respectively. QTV is a satellite TV channel in China which reaches more than 28 million households in 18 provinces throughout China. TJSTV is one of the most popular satellite TV channels in China which reaches more than 50 million households and over 170 million urban viewers in all 31 provinces throughout China.
          In October 2006, our affiliated Chinese entities, Lian Fei and Ling Yu, entered into agreements with CYL, which has the exclusive rights to sell advertising for and provide most of the content of QTV. Under these agreements, we became the exclusive advertising agent and primary content provider of QTV for seven years and our services include:
          Exclusive Advertising Agent: We sell advertising time on QTV, and provide related services. Such advertisements can be in a variety of formats including tradition television advertisements, sponsorship of television programs and product placements in television programs.
          Content Provider: We provide most of the content for QTV utilizing television programs produced by third parties which we purchase, acquire the distribution rights for or acquire through a revenue sharing arrangement with the production company. We also pay QTV to produce a portion of such content. The content we provide primarily targets younger television viewers and includes talk shows, music programs, dramas and cartoons.
          We receive all the advertising revenues for our advertising services and pay an annual operating fee to CYL and QTV. We are also responsible for the cost of landing rights incurred by QTV.
          In November 2007, our affiliated Chinese entity, Lang Yi, entered into an agreement with TJSTV to be the exclusive advertising agent for specific time slots of its television programs for three years, with an option to extend for an additional two years. Under such agreement, we sell the advertising time for such slots to third party advertisers. We receive all the advertising revenues and pay an annual operation fee to TJSTV, which will be increased annually by not less than 20% after negotiation between Lang Yi and TJSTV.
CASUAL GAMES
          We provide an online casual game platform which has various multi-player games such as billiards, card games and majong. Casual games are easier to play than massively multi-player online role-playing game, or MMORPG, and can be played to a conclusion within a short period of time. The basic version of such games are available free-of-charge, and we sell virtual game enhancements, such as options for changing the appearance of the game-play or advanced tools, which players can use in the game, utilizing our prepaid point system. As of December 31, 2007, we had 71 casual games.

REVENUES
          China is the only principal market in which we compete. As described above, our revenues are primarily comprised of SMS, 2.5G services including MMS, WAP and Java games, and audio related services including ringback and IVR services, online casual games and advertising services. Gross revenues for the years ended December 31, 2005, 2006 and 2007 are as follows:

	Year ended December 31,
	2005	2006	2007
2G services	$46,702,269	$44,658,274	$19,676,391
2.5G services	8,300,826	11,691,995	22,565,965
Audio related services	16,963,773	21,501,567	5,947,909
Casual games	1,374,995	1,467,409	1,427,246
Advertising	—	334,040	5,389,982
Others	266,740	188,409	97,284

Total revenue	$73,608,603	$79,841,694	$55,104,777

OPERATOR SERVICE AGREEMENTS WITH CHINA MOBILE AND CHINA UNICOM
General
          China Mobile, China Unicom, China Telecom and China Netcom are the primary mobile operators in China. Given their market presence, our negotiating leverage with these operators is limited, and our business is dependent on maintaining our relationships with them. See Item 3.D. “Risk Factors — Risks Related to Our Company — We depend on the principal mobile and fixed line operators in China for delivery of almost all of our services, and the termination or alteration of our various contracts with any of them or their provincial or local affiliates could materially and adversely impact our business.” Our affiliates, Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu have entered into service agreements with the national and some provincial and local offices of the operators to offer our various services through their networks. For 2005, 2006 and 2007, we derived approximately 85.0%, 75.4% and 61.4%, respectively, of our gross revenues from China Mobile.
Service Fee Arrangements and Other Payment Consideration.
          The following is a summary of the material features of our contractual relationships with the operators, and is not an exhaustive description.
          Service Fee Arrangements. China Mobile’s provincial operators charge us a service fee equal to 15% of the gross revenues from our content services (other than IVR services) with the remainder paid to us. We currently pay a service fee equal to 30% of the gross revenues from our IVR services offered through China Mobile’s network. China Unicom, China Telecom and China Netcom have implemented a sliding scale fee arrangement whereby we receive a range of 63% to 79%, 49% to 71% and 50% to 64%, respectively, of the gross revenues depending on customer usage, revenue and other performance criteria. In 2007, we received on average 72%, 52% and 50%, respectively, of the gross revenues, with China Unicom, China Telecom and China Netcom receiving the remaining 28%, 48% and 50%, respectively. If a user does not pay the applicable fees for our services to China Mobile and China Unicom, the operators usually will not pay us for those services. In 2007, the operators, through most of their provincial and local offices, began to charge us services fees and network fees even if a customer defaults in payment to the operators for our services.

          Network Fees. To the extent that the number of messages sent by us over China Mobile’s network exceeds the number of messages our customers send to us, we must also pay a per message network fee. China Mobile applies a sliding scale charge arrangement at a range of RMB 0.072 ($0.009) to RMB 0.08 ($0.01) and RMB 0.18 ($0.02) to RMB 0.2 ($0.026) per message network fee for SMS and MMS, respectively. Similarly, we pay China Unicom and its provincial affiliates a per message network fee of approximately RMB 0.08 ($0.01), to the extent the messages we send exceed the number of messages sent to us by our customers. China Telecom and China Netcom charges RMB 0.05 ($0.006) per message network fee.
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
2G and 2.5G and Other Services
•	Shanghai Homer & Landau Cartoon Cultural Communication Co., Ltd., or SHLCC, — We have been providing wireless interactive services using the content and promotional channels of SHLCC and its affiliate, Hunan Greatdreams Cartoon Media Co., Ltd., since early 2007. We pay SHLCC a percentage of the revenues received from the operators. The agreement we signed with SHLCC in June 2007 to establish a joint venture will expire on December 31, 2008.

•	Local game developers — We have licenses from several local game developers to use their games in our services, such as a wireless Java version of the popular MMORPG game Counter Strike and other games such as Guilty Gear X and Hammer and Sickle. We pay these game manufacturers a percentage of the revenues received from the operators from each game.

•	Shin Chan — We have sublicensed the popular Japanese cartoon series, Shin Chan, and have developed localized animated MMS messages and cartoon strips based on the characters from that series. We pay this sublicensor a percentage of the revenues received by the operators with respect to services incorporating the Shin Chan content. This agreement will terminate in August 2008 and will be automatically renewed for an additional year unless either party objects.
Audio-related Services
•	EMI Music — We are the non-exclusive provider of EMI’s catalog of music, which includes more than 5,000 songs by popular artists, for ringback services. We pay EMI Music the higher of (i) a fixed rate multiplied by sales volume (i.e., the number of music content provided to users) and (ii) a percentage of the revenues attributable to the services incorporating EMI’s music content. These variable fees are offset against a one-time fee also paid to EMI Music. The current term of our agreement with EMI Music will expire in March 2009.

•	Universal Music — We have a non-exclusive license from Universal Music Mobile HK Limited through its local registered company, to provide Universal Music’s catalog via ringback tones and true tones. Under the agreement, we are obligated to pay a (i) non- refundable advance which can be recouped by royalties generated on or before March 2006, (ii) minimum guaranteed amount as well as a percentage of the revenue we receive with respect to the related services after we have recouped the minimum guaranteed amount. The current term of our agreement with Universal Music will expire on December 31, 2008.

•	Warner Music — We have a non-exclusive license from Warner Music Taiwan Limited to provide Warner Music’s Taiwan catalog via ringback tones, true tones and our IVR services. Under the agreement, we are obligated to pay a minimum guaranteed amount as well as a percentage of the revenue we receive with respect to the related services after we have recouped the minimum guaranteed amount. Our agreement with Warner Music will expire on November 14, 2008.

•	Avex Music — We have a non-exclusive license from Avex Music and Video (China) Co., Ltd. to provide Avex’s music catalog via ringback tones, true tones and our IVR services. Under the agreement, we are obligated to pay a minimum guaranteed amount as well as a percentage of the revenue we receive with respect to the related services after we have recouped the minimum guaranteed amount. Our agreement with Avex Music will expire on May 31, 2009.
SALES AND MARKETING
Telecommunication Value-added Services
          We sell and market our services principally to and through the operators as described below under “— Operator Channels.” We also sell and market through our Websites, promotional events, direct marketing, media advertising and other activities as described below under “— Non-Operator Channels.”
Operator Channels
          General. Our telecom value-added services are provided through the operators’ networks, and the operators collect all fees for our services from the ultimate users. As of December 31, 2007, we also had approximately 48 sales professionals located in 31 provinces, of whom a majority are based in the eastern and southern regions of China to work closely with the operators at the provincial and local level.
          WAP. Our relationships with China Mobile and China Unicom allow us to promote our WAP services to the operators’ provincial affiliates. Both the provincial- and national-level WAP portals of China Mobile and China Unicom are organized much like the pages of an Internet Website, with the services of third party service providers such as our company listed by category on various segregated WAP pages within each operator’s WAP portal. See Item 3.D. “Risk Factors — Risks Related to Our Company — If China Mobile and China Unicom do not change their policies regarding how service selections appear on their WAP portals, we may have difficulty increasing the popularity of our WAP services, which could adversely affect our future revenue growth and profitability.”
          STK Cards. A number of our services are embedded on STK cards offered by China Mobile, China Unicom and China Telecom. STK cards are enhanced SIM cards that offer a variety of services embedded in the cards which have been approved by the national offices of the three operators and selected by their local offices in the provinces where the cards are sold. In this way, the selected services are pre-installed into phones which use these cards. The provincial offices of the three operators introduce new STK cards in most cases every six months which may have new services from new service providers, or a mix of old and new services and providers, embedded on them. STK cards can be obtained for free. We have services embedded in STK cards offered in 15, 1, 6 provinces and municipalities by China Mobile, China Unicom and China Telecom, respectively.
Non-Operator Channels
          We also focus on non-mobile operator sales and marketing activities, such as:

•	promoting our Websites to potential users as a fun, easy-to-access place to request our wireless content and applications,

•	hosting promotional events around China with one of the operators at which we create brand awareness by interacting with consumers to educate them about our services and distributing Linktone-branded souvenirs,

•	engaging in direct marketing to mobile phone users by, for example, including advertising inserts in users’ bills from the operators,

•	utilizing our database of users to create targeted marketing campaigns,

•	advertising in youth and lifestyle magazines and other traditional print and other media channels,

•	cooperating with retail vendors and manufacturers of mobile handsets to offer our services to purchasers,

•	conducting integrated marketing campaigns with traditional media companies and multi-national corporations, and

•	cooperating with radio and television stations (including QTV and TJSTV) and other partners with effective promotion channels to provide wireless services on popular programs including interactive quizzes, music downloads, ringtones and news alerts, through a robust and highly scalable technology platform.
          We have also entered into agreements with 24 Chinese mobile handset manufacturers and handset design houses to embed certain of our telecom value-added services into their handsets for end-users’ easy access.
Cross-media Business
          We maintain a dedicated advertising services sales force, which had 77 sales professionals located in Beijing and Shanghai as of December 31, 2007. In addition, television advertising on QTV and TJSTV is also sold through advertising sales networks and advertising agencies. Our advertisers are primarily from television shopping, food and beverage, pharmaceutical and consumer goods industries.
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
          Our Websites and services are made available primarily through network servers located in the facilities of China Telecom’s and China Mobile’s Shanghai affiliates and China Unicom’s, China Mobile’s and China Netcom’s affiliates in Beijing. As of December 31, 2007, there were 146 such network servers, running on a Linux-based operating system. We lease 1 dedicated line with 5 megabits and two shared lines with 100 megabits per second capacity from China Telecom in Shanghai and 1 edicated line with 13 megabits per second capacity from China Netcom and 2 shared lines with 100 megabits per second capacity from China Unicom and one shared line with 100 megabits per second capacity from China Mobile in Beijing.
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
          The third group is comprised of niche service providers, such as TENCENT Inc., Enorbus Technologies and Solute Wireless, which focus primarily on a particular market segment or application, such as wireless instant messages, that often builds on a pre-existing competency in the sector.
          We may also face competition from companies in China which offer online and media services and are expanding to various degrees into telecom value-added services, such as Shanda Interactive Entertainment Limited and Focus Media Holding Limited, which primarily focus on Internet-based games and media advertising services, respectively, but which also offer wireless games and value-added services.
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

          Traditional television media is also a highly competitive industry with many established participants in the market, such as CCTV and Hunan Satellite Television. There are currently 50 satellite television stations and more than 3,000 local television channels in China. In addition, we compete with other traditional forms of media such as newspapers, magazines and radio, new forms of media such as Internet portals, and digital media such as that offered by Focus Media Holding Limited, for advertising and sponsorship revenues. We differentiate our services from those offered by the traditional television media companies by offering a combination of advertising services on the traditional television media and our existing wireless platform. However given the relatively low barriers to entry for new competitors in the telecom value-added services market, many of these traditional and new media companies have extended their business into providing similar cross-media services.
          Please refer to Item 3.D. “Risk Factors — Risks Related to Our Company — We may face intense competition” for a more detailed discussion of the risks we face from our competitors.
GOVERNMENT REGULATION
          The following is a summary of the principal governmental laws and regulations that are or may be applicable to wireless service providers like us in China. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of laws, particularly with regard to telecom value-added services, which is an emerging industry in China. For a description of the regulatory risks related to our business, please see Item 3.D. “Risk Factors — Risks Related to Our Company — Changes in the policies of the operators and in their enforcement of their policies have resulted in our having to pay additional charges to the operators, and further changes could materially and adversely impact our revenue, profitability and financial condition in the future;” “Risk Factors — Risks Related to Our Industry — The Chinese government or one or more of the operators may prevent us from distributing and we may be subject to liability for, content that any of them believe is inappropriate;” “Risk Factors — Risks Related to Our Industry — The Telecommunication laws and regulations in China are evolving and subject to interpretation and may change in the future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties;” “Risk Factors — Risks Related to Our Industry — The regulation of Internet Website operators is also unclear in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations;” “Risk Factors — Risks Related to Our Company — Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations which could adversely affect our ability to operate our business effectively or at all;” and “Risk Factors — Risks Related to Doing Business in China — Recent Chinese regulations relating to acquisitions of Chinese companies by foreign entities may limit our ability to acquire Chinese companies and adversely affect the implementation of our acquisition strategy as well as our business and prospects.”
Regulation of Telecommunication Services
          The telecommunications industry, including certain telecom value-added services, is highly-regulated in China. Regulations issued or implemented by the State Council, the MII, and other relevant government authorities cover many aspects of telecommunications network operation, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.

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
          Regulation of SMS Services. On April 15, 2004, the MII promulgated a Circular on Certain Issues regarding Standardization of SMS Services, or the Circular. The Circular requires all service providers to obtain appropriate operating licenses before they can provide telecom value-added services through the networks of the operators in China. Pursuant to the Circular, in the promotion of SMS services, mobile operators and service providers in China are required to prominently feature descriptions of standards and methods by which users will be charged for the services they order and how they may cancel their orders. Monthly subscriptions to SMS services must be specifically confirmed by users. Any message sent by a service provider to a user to confirm an order must include a schedule of charges applicable to the service such user has ordered. If the user does not confirm an order, the order is deemed cancelled. Providers of SMS services must provide such services strictly according to users’ orders, and may not alter the number of such SMS messages, the frequency at which the messages are sent, or the methods through which users pay for the services. The Circular also required mobile operators and service providers to implement a series of measures before May 15, 2004 that would make it easier for users to cancel their SMS services. If a user disputes any charges for SMS services or complains about the quality of the services, the operator is required to refund such user’s payment for the services if it is unable to assign responsibility for the problem to another party within 15 days. In addition, service providers are required to review the content in the process of collecting, developing, processing and sending any message. The message must not contain any content prohibited by the state. Provisions in this Circular apply to SMS services provided by fixed line operators as well.
          On March 30, 2005, the MII promulgated the Telecommunications Service Standards, or the Standards. The Standards contain the minimum quality standards for telecommunication services to be provided to customers, with detailed and specific standards for each category of telecommunication services. Schedule 6 of the Standards sets forth requirements that shall be observed in providing information services, including voice messages and SMS services. The requirements applicable to SMS services contained in Schedule 6 have largely repeated those contained in the Circular, with additional requirements, among others, that an SMS service provider shall ensure a 95% accuracy rate for the message transmission and that the SMS service provider shall set up a publicly available hotline for customer service.

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
          In addition to regulations promulgated at the national level by the Chinese government, local offices of the MII, have issued provisional regulations requiring SMS service providers to obtain licenses from or register with it before providing SMS service within the city. Our affiliates, Unilink, Weilan, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava, Yuan Hang and Lianyu hold inter-provincial value-added telecommunication services licenses issued by the MII.
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
          Unilink and Yuan Hang have acquired this license.
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
          Regulation of Internet Content Services. As a telecom value-added services provider, we do not engage in the Internet portal business which typically involves the provision of extensive Internet content services, including Chinese language web navigational and search capabilities, content channels, web-based communications and community services and a platform for e-commerce, such as auction houses. Weilan registered with the Shanghai Telecommunication Administration Bureau in November 2003 to provide commercial services, which are generally limited to the marketing and sales of our telecom value-added services, at our Websites.
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
          Failure to comply with these prohibitions may result in the closing of our Websites.
          Regulation of Foreign Direct Investment in Internet and Telecommunications Businesses. On July 13, 2006, the MII issued a notice with the purpose of increasing the regulation of foreign investment in and operations of telecom value-added services which includes internet and telecommunications businesses in China. The regulations require Chinese entities (or shareholders of such Chinese entities) to own and control the internet domain names and registered trademarks, and to have servers and other equipment used to host and operate web-sites and conduct business. The ownership requirements functionally limit foreign direct and indirect ownership and control of the intellectual property of these businesses even when attempted through various parallel control, licensing, use and management agreements. Failure to comply may cause the MII to terminate a telecommunications license or otherwise modify existing agreements or require the disposition of the assets by the foreign entity.

          Regulation of News Dissemination through SMS Services. On November 17, 2000, the Internet News Measures were promulgated by the State Council News Office and the MII. These measures stipulate that general Websites established by non-news organizations may publish news released by certain official news agencies if such Websites satisfy the requirements set forth in Article 9 of the measures and have acquired the requisite approval, but may not publish news items produced by themselves or news sources from elsewhere. All the news that we publish and disseminate originates from official news agencies approved by the PRC government.
          On September 25, 2005, the State Council News Office and the MII jointly promulgated the Regulations on Administration of Internet News Services, or the Internet News Regulations. According to the Internet News Regulations, all companies not established by news organizations that intend to carry on dissemination of news on major political, economic, military and diplomatic events must obtain approval from the State Council News Office and must satisfy the minimum requirements of a registered capital of no less than RMB10,000,000 and other requirements relating to internal control systems and competent personnel in respect of such company.
          The State Council News Office and the MII have not specified whether the Internet News Measures and Internet News Regulations apply to dissemination of news through SMS, MMS, WAP, Java games or other wireless technologies. In addition, pursuant to a circular issued by the Shanghai Communications Administration, distribution of news contents through wireless applications such as SMS must be approved by relevant government agencies in charge.
          Regulation of Online Publication. The State News and Publications Administration, or SNPA, is the government agency responsible for regulating publishing activities in China. On June 27, 2002, the MII and SNPA jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require Internet publishers to secure approval from SNPA. The term “Internet publishing” is defined as an act of online dissemination whereby Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) and subsequently post the same on the Internet or transmit the same to users via the Internet for browsing, use or downloading by the public.
          SNPA and the MII have not specified whether the aforementioned approval in the Internet Publishing Measures is applicable to dissemination of works through SMS, MMS, WAP, Java games or other wireless technologies. If, in the future, SNPA and the MII clarify that the Internet Publishing Measures are applicable to telecom value-added telecommunications services operators or issue new regulations or rules regulating wireless publishing, we may need to apply for a license or permit from governmental agencies in charge of publishing. We cannot assure you that such application would be approved by the relevant governmental agencies.
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
          Regulations of Copyrights Relating to Online Transmissions. On May 18, 2006, the State Council issued the Regulations on Protection of Information Online Transmission Rights, or the Online Transmission Regulations, which came into effect on July 1, 2006. The Online Transmission Regulations provide that a copyright owner’s right to transmit intellectual property including works, performances, and video and audio products via electronic networks which include fixed line and mobile networks, or the Transmission Rights, are protected, and third parties may not transmit any of such intellectual property through electronic networks without first obtaining consent from the relevant copyright owner, except in circumstances where the use of such intellectual property would be considered as fair use.
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
          On May 14, 2004, the MOC promulgated a Circular on Strengthening Censorship of Content of Online Game Products, or the Online Game Circular, which is applicable to online game products disseminated through either Internet or wireless (mobile) networks. The Online Game Circular requires all entities operating imported online game products to obtain an Internet culture operation license issued by the MOC, which will strictly examine the content of any online game products to be imported. Any imported online game product, as well as any material upgrades or software patches, must be reviewed by the MOC (specifically by its Content Censorship Committee for Imported Online Game Products) before such products may begin operation. Unilink and Yuan Hang each has already acquired an Internet culture operation license from the MOC.
          In addition, for imported online games, the relevant license agreements for such games are regarded as copyright import contracts and need to be registered with the MOC and the State Copyright Bureau, otherwise we can not remit licensing fees out of China to the foreign game licensor.
Regulation of Advertisements
          The State Administration of Industry and Commerce, or the SAIC, is the government agency responsible for regulating advertising activities in China.
          Business License for Advertising Companies. The principal regulations governing advertising businesses in China include:
•	The Advertising Law (1994);

•	The Advertising Administrative Regulations (1987); and

•	The Implementing Rules for the Advertising Administrative Regulations (2004).
          These regulations stipulate that companies that engage in advertising activities must obtain from the SAIC or its local branches a business license which specifically includes within its scope the operation of an advertising business. Companies conducting advertising activities without such licenses may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation.
          As part of our non-mobile operator marketing activities, we have developed integrated marketing campaigns with traditional media companies and multinational corporations through certain cross-selling efforts. If the SAIC were to treat our integrated marketing campaigns or other activities as being advertising activities, we would need to apply to the local SAIC agencies where such advertising activity was being conducted to expand our business scope to include the advertising business. In addition, we also may need to set up subsidiaries or branches (with advertising included in the business scope prescribed on such subsidiary or branch business licenses) or hire local qualified agents in those cities where we expand our advertising activities. We cannot assure you that such applications to expand our business scope or to set up local subsidiaries or branches, if it becomes necessary for our integrated marketing campaigns, would be approved by the SAIC. Conducting business beyond our approved business scope may subject us to penalties including being banned from engaging in online advertising activities and confiscation of illegal earnings and fines.

          Advertising Content. PRC advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibitions on, among other things, misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited. It is prohibited to disseminate tobacco advertisements via broadcast or print media. It is also prohibited to display tobacco advertisements in any waiting lounge, theater, cinema, conference hall, stadium or other public area. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals advertised through radio, film, television, newspaper, magazine, out-of-home and other forms of media, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, must be submitted to the relevant administrative authorities for content approval prior to dissemination.
          Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute are true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the prescribed supporting documents provided by advertisers for advertisements and verify that the content of the advertisements comply with applicable PRC laws and regulations. In addition, prior to distributing advertisements for certain commodities which are subject to government censorship and approval, advertising distributors are obligated to ensure that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke violators’ licenses or permits for advertising business operations. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of their advertising business.
          The SAIC has not promulgated regulations specifically aimed at wireless advertising through a media other than the Internet, such as through SMS services. However, one provisional regulation issued by the Shanghai Communication Administration prohibits service providers from sending SMS advertisements without the client’s consent.
          On January 26, 2005, the SAIC and the MII jointly promulgated a Circular Regarding the Prohibition of Advertisements for Voice Messages, SMS and other Information Services Which Contain Unhealthy Content, or the SMS Advertising Circular. The SMS Advertising Circular prohibits advertisement of information services with pornographic, obscene, superstitious and other unhealthy content, or advertisements that are misleading in pricing and payment terms of information services. The SMS Advertising Circular further provides that information service providers and advertising companies involved in the dissemination of advertisements for information services with pornographic, obscene, superstitious and other unhealthy content, or advertisements that are misleading in pricing and payment terms of information services will be subject to penalties by relevant authorities pursuant to PRC advertising regulations, and that information service providers providing unhealthy contents will be subject to administrative and other measures by telecommunications authorities, the public security authorities and national security authorities in accordance with Telecommunications Regulations (2000) and other applicable laws and regulations.
Regulations of Radio and Television
          The State Council promulgated the Regulations on the Administration of Radio and Television, or the Radio and Television Regulations, on August 11, 1997. According to the Radio and Television Regulations, radio and television stations in the PRC shall be established by the radio, film and television administrative departments at the county or city undivided into districts level or above, and the educational television stations may be set up by the educational administrative departments at the city divided into districts or autonomous prefecture level or above. Under the Radio and Television Regulation, no other unit or individual may establish a radio or television station. The Radio and Television Regulation further prohibits establishing foreign operated, Sino-foreign equity or contractual joint radio and television stations.
          The SARFT, the Ministry of Culture, the General Administration for Press and Publication, the NDRC and the MOFCOM, jointly issued the Several Opinions on Foreign Investment in the Culture Sector, or the Opinions, on July 6, 2005. According to the Opinions, no foreign investor is permitted to establish or operate any press institution, radio office /station, television office/ station, radio and TV transmission covering network, production and broadcasting company of radio and television programs, film production company, any company that engages in the import and distribution of films or any company that engages in video projection. In addition, no foreign investor shall enter into any propaganda sector such as channel, frequency, page layout, editing or publication through distribution of publications, printing, advertising or reconstructing cultural facilities.
          The SARFT has also issued five significant rules to regulate the radio and television industry. A summary of each follows:
          Detailed Procedures for the Financing of Radio, Film and Television Conglomerates, or the Detailed Procedure, was promulgated by the SARFT on December 20, 2001. According to the Detailed Procedures, the news media, including radio stations, television stations, radio frequencies and television channels, shall be organized and operated by the state and shall not utilize foreign or private capital.
          Measures for the Administration of Examination and Approval of Radio Stations and Television Stations, or the Radio and Television Measures, was promulgated by the SARFT on August 18, 2004. Under these Radio and Television Measures, the central government prohibits the establishment of radio and television stations in the form of foreign-funded venture, Chinese-foreign equity joint venture or Sino-foreign cooperative joint venture. Radio and television stations shall, in principle, be established by the radio, film and television administrative departments at the level of county or city undivided into districts or by the authorized enterprise groups of such radio, film and television administrative departments (the chief station), and educational television stations may be set up by the educational administrative departments at the city divided into districts or autonomous prefecture level or above.

          Circular on the Further Strengthening of the Supervision of Radio and Television Channels, or the Supervision Circular, issued on August 4, 2005 by the SARFT, again restricted the industry. According to the Supervision Circular, non-state owned capital, foreign capital and foreign-related capital may not be invested in a radio or television channel in any form or used in connection with such channels in any form, and foreign investors are prohibited from operating radio frequencies or television channels by means of providing advertising, printing or distribution services.
          Interim Provisions on the Administration of Sino-foreign Equity and Cooperative Joint Ventures of Radio and Television Program Production, or the Interim Provisions, promulgated by the SARFT on October 28, 2004, prohibit wholly foreign-owned enterprises from producing radio and television programs or drama series. The Interim Provisions further state that no foreign investor may hold more than 49% of the equity interest, subject to certain restrictions, in a Sino-foreign equity and cooperative joint ventures for radio and television program production.
          Provisions on the Administration of Radio and Television Program Production, or the Program Production Provisions, was promulgated by the SARFT on July 19, 2004. According to the Program Production Provisions, entities engaging in the production of radio and television programs, such as feature programs, general programs, drama series and animations, and the trading activities and agency services on the copyrights of such programs, must first obtain preliminary approval from the SARFT or its provincial branches for the appropriate license. Afterwards, the entity must register with the State Administration for Industry and Commerce to obtain or update its business license. The establishment of a production company for drama series must be approved by the SARFT or its provincial branches. Such company must also obtain the appropriate drama series production licenses from the SARFT or its provincial branches. There are two types of drama series production licenses. The first type is a general license applicable to all drama series produced by the license holder during a two-year term. The second type is a specific license applicable to the specific drama series identified on the license.
Foreign Exchange Controls
          Our subsidiaries and Chinese affiliates are subject to various foreign exchange controls which are discussed in Item 10.D. “Additional Information — Exchange Controls” and Item 3.D. “Risk Factors — Risks Related to Doing Business in China — Recent Chinese regulations relating to acquisitions of Chinese companies by foreign entities may limit our ability to acquire Chinese companies and adversely affect the implementation of our acquisition strategy as well as our business and prospects.”
SAFE Regulations on Mergers and Acquisitions and Employee Stock Options
          On October 23, 2005, SAFE issued a public notice, known as Notice 75, which became effective on November 1, 2005. Notice 75 required every PRC resident to register with the local SAFE branch before setting up a special purpose company outside of China. PRC residents who had set up or controlled such special purpose offshore companies before November 1, 2005 are required to register with the local SAFE branch before March 31, 2006. Failure to register with SAFE will subject such PRC residents to personal liability, and may also limit our ability to contribute additional capital into our PRC subsidiary or our subsidiary’s ability to distribute dividends to us, or otherwise adversely affect our business.

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
          In addition, the General Administration of Taxation has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

Mergers and Acquisitions Rules
          On August 8, 2006, the MOFCOM, the CSRC and four other PRC authorities at the state level promulgated the M&A Rules, which came into effect on September 8, 2006.
          Under the M&A Rules, equity or assets merger and acquisition of PRC enterprises by foreign investors shall be subject to the approval from the MOFCOM or its competent local branches. In particular, a share swap between a foreign investor and a PRC enterprise shall be subject to the approval of the MOFCOM, and the share swap would not be approved unless such foreign investor is a listed company or an offshore SPV. As defined in the M&A Rules, an SPV is an offshore company that is directly or indirectly, established or controlled by PRC entities or individuals for the purposes of an overseas listing. In addition, the listing of the SPV shall be completed within one year after the issuing date of the business license of the PRC enterprise acquired by the SPV.
          Under the M&A Rules, the listing of an SPV is subject to prior approval of the CSRC. On September 21, 2006, the CSRC promulgated Guidelines on Domestic Enterprises Indirectly Issuing or Listing and Trading Their Stocks on Overseas Stock Exchanges, which emphasize that SPVs referred to in the M&A Rules are subject to CSRC approval.
Employment Contract law
          The new PRC employment contract law became effective on January 1, 2008. This new employment contract law requires employers to sign written contracts with their employees, restricts the use of temporary workers and aims to provide employees with long-term job security. Any employment contracts lawfully executed before and remain in effect as of the effective date of the new employment contract law may continue to be performed. Where an employment relationship was established prior to the effective date of the new employment contract law but no written employment contract was signed, the employer must sign a written contract with the employee within one month after the effective date of the new employment contract law.
          In December 2007, we performed an internal review of our human resource policies and employment contracts with our employees including part time employees and took all the necessary steps to comply with the new employment contract law. We have entered into written employment contracts with all our employees except for a limited number of employees hired after January 1, 2008 for which we expect to enter into written employment contracts in the near future.
C. Organizational Structure
          For information on our organizational structure, see Item 4.A. “Information on the Company — History and Development of the Company” and Item 5. “Operating and Financial Review and Prospects — Our Corporate Structure” and “Operating and Financial Review and Prospects — Arrangements with Consolidated Affiliates.”
          In October 2007, we incorporated two holding companies in Hong Kong, namely, Noveltech and Linktone Media. Our investments in Linktone Consulting, Huitong and Linktone Internet had been transferred to Noveltech while we are in the process of transferring our investment in Linktone Software to Linktone Media.

D. Property, Plant and Equipment
          Our principal executive offices are located in Shanghai, where we lease approximately 1,732 square meters under lease agreements that expire in November 2008 (621 square meters) and June 2009 (1,111 square meters) at an effective annual rent of approximately $0.3 million. Our primary branch office is located in Beijing, where we currently lease approximately 3,504 square meters and 584 square meters under lease agreements that expire in February 2009 and December 2008, respectively, at a total effective annual rent of approximately $0.5 million. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans. We also have other branch or representative offices in Guangzhou, Hangzhou, Chongqing, Chengdu, Zhengzhou, Nanjing, Jinan, Wuhan, Fuzhou, Hefei and Xi’an.
Item 4A. Unresolved Staff Comments
          Not Applicable.
Item 5. Operating and Financial Review and Prospects
          The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect”, “anticipate”, “intend”, “believe”, or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We caution you that our business and financial performance are subject to substantial risks and uncertainties.
Overview
          We provide entertainment-oriented telecom value-added services to mobile and fixed line phone users, online casual games and advertising services to consumers and enterprises in China. Our revenues are primarily derived from the sale of various 2G and 2.5G data related services, audio-related services and sales of advertising time slots and program sponsorships on new and traditional media channels and product promotion sponsorship services.
          Our data-related services include SMS, MMS, WAP and Java games, and our audio-related services include IVR services and color ring-back tones, or RB. We provide such services to consumers through the mobile networks operated by China Mobile and China Unicom and the fixed line and PHS/PAS networks operated by China Telecom and China Netcom. We receive our revenues principally in the form of payments from these telecommunication network operators after the users have paid for our services and the operators have deducted their service and network fees. Users pay for these services by monthly subscription and/or on a per usage basis.
          Our advertising, program sponsorship and production promotion sponsorship services are promoted through our company’s and our partners’ cross-media platform which merges traditional and new media channels by, for example, enabling companies to conduct an integrated marketing campaign through television advertisements and SMS pushes. We began executing on this strategy in the fourth quarter of 2006 with our entry into agreements with the CYL under which we serve as the exclusive advertising agent and a primary content provider for QTV, a regional satellite television broadcaster in China. In December 2007, we also entered into an agreement with TJSTV to be the exclusive advertising agent, effective from January 1, 2008, for specific time slots for a period of three years, with an option to extend for an addition two years.

          For 2007, we generated $55.1 million in gross revenues, compared to $79.8 million for 2006, representing a decrease of 31.0%. The table below sets forth our gross revenues by service category in 2007, 2006 and 2005:

	Year ended December 31,
	2005	2006	2007
	(in millions of $)
2G services	46.7	44.6	19.7
Audio-related services	17.0	21.5	22.6
2.5G services	8.3	11.7	5.9
Casual games	1.4	1.5	1.4
Advertising	—	0.3	5.4
Others	0.2	0.2	0.1

Total revenue	73.6	79.8	55.1

          Our telecom value-added revenues decreased primarily as a result of the ongoing negative impact of the implementation of new mobile operator policies beginning in July 2006 which adversely affected our SMS and MMS revenues and in May 2007 which adversely affected our WAP revenues. As a result, our revenues from 2G services decreased by 55.8% to $19.7 million in 2007 from $44.6 million in 2006, and our revenues from 2.5G services decreased by 49.6% to $5.9 million in 2007 from $11.7 million in 2006. These decreases were partially offset by an increase in our advertising revenues from $0.3 million in 2006 to $5.4 million in 2007.
          The major factors affecting our results of operations and financial condition include:
•	Changes in Mobile Operator Policies or the Manner in Which They are Enforced. In response to policy directives from MII, China Mobile and China Unicom introduced significant changes to their operating policies in the second half of 2006, including double confirmations for new subscriptions and a requirement that a reminder be sent to existing monthly subscribers of their subscription and fee information and that inactive users be cancelled. In addition, in May 2007 China Mobile initiated a new policy under which all WAP users are reminded of charges they may incur for WAP services. These policy changes by the mobile operators, as well as prior policy changes commencing in 2005 (enabling customers to more easily cancel our services and requiring us to automatically terminate subscription services for our inactive users), negatively affected our revenue from 2G and WAP services in 2006 and 2007. The telecom network operators may implement further measures in response to current or future policy directives of MII, which may have a negative material impact on our business, results of operations and financial position.

•	Operator Service Agreements with China Mobile, China Unicom, China Telecom and China Netcom. Our ability to generate revenue and the terms under which we deliver our services depend to a large extent on our ability to maintain good relationships with the national, provincial and local offices of China Mobile and to a lesser extent, China Unicom, China Telecom and China Netcom and to differentiate our services through, among other things, innovative product development and appealing content from domestic and international content providers. Each operator charges us service fees from the gross revenues generated by our services. In addition, to the extent the number of SMS or MMS messages sent by us over China Mobile’s network exceeds the number of SMS or MMS messages our customers send to us, we must also pay a per message network fee. We also pay China Unicom, China Telecom and China Netcom network fees in most provinces on the same basis. These service and network fees are reflected in our cost of services and totaled $20.4 million and $13.7 million for 2006 and 2007, respectively. Each operator could alter any of the terms of our service agreements with them or terminate the agreements for a variety of reasons in the future, including, for example, to increase their service or network fees to enhance their profitability at the expense of service providers.

Our relationships with these telecom network operators may also be affected by the recently announced restructuring of the PRC telecom industry which is being initiated by the PRC government. For additional information, see Item 3.D. “Risk Factors — Our business and results of operations may be adversely affected by the restructuring of the Chinese telecommunications industry.”

•	Costs Associated with Content Provider Relationships. Our telecom value-added services include the delivery of third-party content and services, such as Shin Chan and Homer Landau cartoons, certain Java games and music downloads for ringtones and ringbacks, to our end user customers. We also provide telecom value-added services to interactive programs broadcast over television and radio. We provide this content and service typically based on revenue sharing arrangements under which we pay third-party content and interactive program providers an agreed percentage of the estimated revenues realized from services incorporating their content. Most of our content licenses have a limited term and grant us non-exclusive rights. Given the high demand for engaging, trendy content in the China telecom value-added services market, we have limited leverage to negotiate significantly more favorable terms with third-party content providers. Payments to third party content providers were $7.8 million and $6.6 million, representing 10.0% and 13.7% of our total value-added services revenue in 2006 and 2007, respectively. Our net income could be adversely affected in future periods if revenue share payments continue to increase, either in absolute terms or as a percentage of our gross revenues.

•	Marketing Expenses. In order to maintain visibility and demand for our SMS and IVR products and our competitive position in the market, we need to make continued investments in media advertising and integrated co-marketing. Our media advertising is typically in the form of television commercials and magazine and newspaper placements. Fee rates for our various marketing channels are becoming increasingly more expensive while generating lower levels of gross revenues. For instance, our advertising costs were $10.2 million in 2006 for a total 2G and audio-related revenues of $66.1 million, compared with advertising costs of $7.2 million for a total related services revenue of $42.3 million in 2007. Our net income could be adversely affected in future periods if we are not able to effectively manage advertising expenses and maximize the gross revenues we generate from such advertising.

•	Television Advertising and Television Content Production Strategic Initiative. In October 2006, we entered into agreements to serve as the exclusive advertising agent for QTV, and in November 2007, we entered into an agreement with TJSTV to be the exclusive advertising agent for specific time slots. We believe that our advertising and program sponsorship revenues will increase in the future as we work with QTV and TJSTV to offer a unique combination of traditional television advertising and integrated wireless value-added services. We also believe that companies’ advertising budgets will continue to increase as China’s economy continues to grow and as disposable income in households continues to rise. However, our advertising revenue could be adversely affected if we fail to attract advertisers to advertise on our various platforms due to the quality and popularity of QTV and TJSTV television content or general economic conditions which may have a negative impact on companies’ advertising budgets.
In addition to the costs paid for acquiring the rights to sell advertising time on QTV and TJSTV, we plan to invest approximately $10 million in content, coverage, distribution, and programming initiatives in 2008 to bolster our cross-media strategy. We believe that our net income in 2008 will be adversely affected as such costs are not likely to generate a corresponding amount of advertising revenue during this period.

•	Impairment charges. We are required under U.S. GAAP to review our receivables, intangible assets, goodwill and other assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. For the year ended December 31, 2007, we recorded impairment charges of $2.4 million, $2.0 million and $0.7 million with respect to an investment deposit, goodwill and other receivable, respectively, as discussed under “— Results of operations” below. We may be required to record further impairment charges to earnings in our financial statements in future periods in which an impairment in the carrying amount of our assets is determined.

•	Taxes. Certain of our subsidiaries and affiliated Chinese entities have enjoyed tax exemptions and reduced tax rates. See “— Taxation” below. Such tax treatment increases our net income. Our future results could be materially adversely affected if we are not able to maintain similar tax treatment, particularly as a result of the recently adopted revisions to the Chinese income tax law which became effective from January 1, 2008.
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
          We conduct our business in China solely through our wholly owned subsidiaries, which were Linktone Consulting, Huitong, Linktone Internet, Linktone Software, Wang You and Ruida in 2007.
          In order to meet ownership requirements under Chinese law which place certain restrictions on Linktone, as a foreign company, to operate in certain industries such as value-added telecommunication, internet content services, television content production and advertising services, we maintain control over the following PRC affiliated companies: (i) Weilan, which is 50% owned by each of two of our employees, Baoxin Yao and Wenlei Wang; (ii) Unilink, which is 50% owned by each of two of our former employees, Rong Zhang and Wenjun Hu; (iii) Yuan Hang, which is 50% owned by our employee, Yuming Cai and 50% owned by our former employee, Xuan Fan; (iv) Cosmos, which is 50% owned by each of two of our employees, Hongjie Qi and Miao Yan; (v) Zhong Tong, which is 50% owned by each of two of our former employees Yi Huang and Teng Zhao; (vi) Lian Fei, which is 50% owned by each of two of our former employees, Jing Wang and Rong Li; (vii) Qimingxing, which is 50% owned by each of two of our former employees, Di Qian and Lijin Shen; (viii) Beijing Ojava, which is 50% owned by each of two of our former employees, Xinyong Ding and Jun Xi; (ix) Ling Yu, which is 50% owned by Unilink and 50% owned by Qimingxing; (x) Lianyu, which is 60% owned by our employee, Zhi Wang, and 40% owned by our employee, Lianxi Yang; (xi) Lang Yi, which is 90% owned by our employee, Lei Gu, and 10% owned by our employee, Jing Chen; and (xii) Wei Lian, which is 60% owned by Weilan and 40% owned by Lian Fei.

          Under the current shareholding structure, Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu have inter-provincial value-added telecommunication services licenses issued by the MII. Each of Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu offers our services through one or more of the telecommunications network operators in China. Yuan Hang offers services related to our online game business. Ling Yu and Lang Yi act as the advertising agents and Wei Lian as a television program producer for QTV. We hold no direct ownership interest in these companies.
          We, our Chinese affiliated entities and their respective shareholders are parties to a series of agreements governing the provision of our telecom valued-added, advertising and program production services. In addition, as of December 31, 2007, we had provided long-term interest free loans to the shareholders of our Chinese affiliated entities with an aggregate outstanding balance of approximately $13.3 million. The proceeds from these loans have been used to fund investments in our Chinese affiliated entities. See “— Arrangements with Consolidated Affiliates” below.
          In October 2007, we incorporated two holding companies in Hong Kong, namely, Noveltech and Linktone Media. Our investments in Linktone Consulting, Huitong and Linktone Internet had been transferred to Noveltech while we are in the process of transferring our investment in Linktone Software to Linktone Media.
          Our primary internal source of funds is dividend payments from our wholly owned subsidiaries in China, Hong Kong and British Virgin Islands, Linktone Consulting, Huitong, Linktone Internet, Linktone Software, Brilliant Concept Investments Ltd., or Brilliant, Wang You Technology Co., Ltd., or Wang You, Ojava Overseas Ltd. , or Ojava Overseas, Beijing Rui Da Internet Technology Co., Ltd., or Ruida, Noveltech and Linktone Media. Under the new Chinese tax regulations which became effective in January 2008, dividends paid to a foreign invested enterprise from Chinese entities are subject to a 10% withholding tax. However, a lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, are subject to a 5% rate. Under current Chinese law, Linktone Consulting, Huitong, Linktone Internet, Linktone Software, Wang You and Ruida are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. Dividends paid to us by Brilliant and Ojava Overseas, which were incorporated in the British Virgin Islands and Noveltech and Linktone Media, which were incorporated in Hong Kong,, are not subject to tax.
Arrangements with Consolidated Affiliates
          Current Chinese laws and regulations impose significant restrictions on foreign ownership of value-added telecommunication, online game and advertising businesses in China. Therefore, we conduct substantially all of our operations in China through a series of agreements with our affiliated Chinese entities, which were Weilan, Unilink, Yuan Hang, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava, Ling Yu and Liangyu in 2007. Wei Lian was a dormant company in 2007, and Lang Yi was acquired in December 2007. These companies are variable interest entities, or VIEs, under FASB Interpretation No. 46R, or FIN 46R, and accordingly, have been consolidated into our financial statements. Transactions between these entities and our company and subsidiaries are eliminated in consolidation.
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
          Powers of Attorney. Each of the shareholders of our affiliated Chinese entities have irrevocably appointed Michael Guangxin Li, chief executive officer of Linktone Ltd., as attorney-in-fact, to vote on their behalf on all matters on which they are entitled to vote with respect to affiliated Chinese entities as the case may be, including matters relating to the transfer of any or all of their respective equity interests in our affiliated Chinese entities and the appointment of the directors and general manager of our affiliated Chinese entities. The term of each of the powers of attorney is 10 years. These powers of attorney do not extend to votes by the shareholders of our company or subsidiaries.
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
          Exclusive Consulting Services Agreements. We provide most of our affiliated Chinese entities with exclusive consulting services related to legal, finance, human resources and office administration. The term of these services agreements is renewable every year. We charged Weilan, Unilink, Yuan Hang, Cosmos, Lian Fei, Zhong Tong, Qimingxing, Beijing Ojava and Ling Yu an aggregate fee of $2.1 million and $3.0 million for these services in 2006 and 2007, respectively. The service fees payable to us are subject to our adjustment from time to time based on the actual operating results of our affiliated Chinese entities.
          Trademark, Domain Name and Software License Agreements. In 2007, we granted Weilan and Unilink a license to use our domain name (www.linktone.com) and our registered trademarks. Linktone Consulting has also granted Weilan and Unilink licenses to use certain of its domain names. The licensee of each of the licenses described above pays us an annual license fee of RMB10,000 ($1,254). Because of the insignificant amounts involved, we waived these fees in 2007. In addition, Huitong and Linktone Internet have granted Weilan, Unilink, Lian Fei, Zhong Tong and Qimingxing multiple licenses to use various software programs relating to our SMS, MMS, WAP, RB and IVR platforms, databases and games. We charged Weilan, Unilink, Lian Fei, Zhong Tong and Qimingxing an aggregate fee of $43.7 million and $17.3 million for the use of this software in 2006 and 2007, respectively.
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
          Loan Agreements. We have extended interest-free loans to the shareholders of our affiliated Chinese entities for the purpose of investing in our affiliated Chinese entities as registered capital and to make payments to the selling shareholders from whom we acquired certain of our affiliated Chinese entities for settlement of purchase price consideration pursuant to applicable acquisition agreements. The term of these loans in each case is 10 years. The shareholders of our affiliated Chinese entities can only repay the loans by transferring to us or our designees all of their equity interest in the respective affiliated Chinese entity. The following table sets forth the date the loan agreement was entered into, the borrower, the affiliated Chinese entity, the interest, the maturity date and the amount of each loan, as of December 31, 2007.

Date of loan		Affiliated		Maturity
Agreement	Borrower	Entity	Interest	date	Outstanding balance
					(in	(in
					thousands	thousands
					of RMB)	of $)
November 27, 2003	Baoxin Yao	Weilan	None	November 26, 2013	2,798.7	338.1
November 27, 2003	Wenlei Wang	Weilan	None	November 26, 2013	2,365.8	285.8

August 25, 2004	Wenjun Hu	Unilink	None	August 24, 2014	5,000.0	604.1
August 25, 2004	Rong Zhang	Unilink	None	August 24, 2014	5,000.0	604.1

May 31, 2005	Yuming Cai	Yuan Hang	None	May 30, 2015	2,403.9	290.4
May 31, 2005	Xuan Fan	Yuan Hang	None	May 30, 2015	2,403.9	290.4

June 30, 2005	Hongjie Qi	Cosmos	None	June 29, 2015	16,953.1	2,073.8
June 30, 2005	Miao Yan	Cosmos	None	June 29, 2015	16,953.1	2,073.8

Date of loan		Affiliated		Maturity
Agreement	Borrower	Entity	Interest	date	Outstanding balance
					(in	(in
					thousands	thousands
					of RMB)	of $)
June 30, 2005	Jing Wang	Lian Fei	None	June 29, 2015	7,738.6	939.5
June 30, 2005	Rong Li	Lian Fei	None	June 29, 2015	8,928.8	1,083.3

June 30, 2005	Teng Zhao	Zhong Tong	None	June 29, 2015	6,850.6	826.9
June 30, 2005	Yi Huang	Zhong Tong	None	June 29, 2015	6,850.6	826.9

August 31, 2005	Di Qian	Qimingxing	None	August 30, 2015	7,528.5	933.9
August 31, 2005	Lijin Shen	Qimingxing	None	August 30, 2015	7,528.5	933.9

August 15, 2006	Xinyong Ding	Beijing Ojava	None	August 14, 2016	4,000.0	501.7
August 15, 2006	Jun Xi	Beijing Ojava	None	August 14, 2016	4,000.0	501.7

Feb 9, 2007	Lianxi Yang	Lianyu	None	Feb 8, 2017	700.2	90.3
Feb 9, 2007	Zhi Wang	Lianyu	None	Feb 8, 2017	1,031.8	133.0

Total					109,036.1	13,331.6
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
          Equity Interests Pledge Agreements. The shareholders of Weilan, Unilink, Yuan Hang, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu have pledged their respective equity interests in these entities to guarantee the performance and the payment of the service fees by these entities under the Exclusive Consulting Services Agreements and Software License Agreements described above. If our Chinese affiliated entities breach any of their obligations under the Equity Interests Pledge Agreements, we are entitled to sell the equity interests held by the relevant shareholders, and retain the proceeds of such sale or require any of them to transfer to us his or her equity interest in the applicable affiliated entity.
Critical Accounting Policies and Estimates
          Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We evaluate our estimates on an on-going basis based on historical experience and on various other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
          We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our financial statements.
Revenue and Cost of Services Recognition
Telecom valued added services

          Our telecom value-added services are rendered to phone users through the platforms of various subsidiaries of the telecom network operators. We recognize all revenues in the period in which the service is rendered, provided that persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Fees for these services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered.
          We contract with the telecom network operators for the transmission of services as well as for billing and collection services. We measure our revenues based on the total amount paid by our customers, which the telecom network operators bill and collect on our behalf. For the transmission, billing and collection services, the telecom network operators retain a fixed percentage fee. To the extent that the number of SMS and MMS messages sent by us over the mobile operators’ network exceeds the number of messages our customers send to us, we must also pay a per message network fee.
          The telecom network operators provide us statements after month-end indicating the amount of fees that were charged to users for telecom value-added services that we provided during that month and the portion of fees that are due to us in accordance with our contractual arrangements with the telecom network operators. The telecom network operators deliver these statements to us typically within 30 to 120 days following month-end, and we typically receive payment within 30 to 90 days following receipt of the statement. In addition, we have developed our own internal system that records the number of messages sent to and messages received from mobile users. Generally, there are differences between the expected value of delivered messages and the fees charged by the mobile operators for the delivered messages. These differences may result from the users’ mobile phones being turned off, problems with the mobile operators’ networks or our system or other issues, which prevent delivery of our services to our users. These are known in the industry as billing and transmission failures. We do not recognize revenues for services which result in billing and transmission failures. Also, if a user does not pay the applicable fees for our services to the mobile operators, the mobile operators usually will not pay us for those services, but our expenses incurred in connection with such services are included in our cost of services.
          We are also required to pay most of our content providers a percentage of the revenue received from or confirmed by the telecom network operators with respect to services incorporating the content providers’ products. In calculating the fees payable to these providers, we make estimates to take into account of adjustments made to delivered services by operators which may have been applicable to the services incorporating the providers’ products and reduce the fees payable by us accordingly. Nonetheless, as estimates involve making assumptions which may prove inaccurate, we have in the past paid, and may continue to pay, such providers fees which are disproportionate to what we have been paid for the relevant service. After we make payments to these providers for a particular period, we may ask for refunds or make an additional payment, or make further adjustments or reconciliations with respect to fees payable for future periods as a result of billing and transmission failures arising in prior periods.
          For content providers which are paid on a fixed fee basis, we do not incur additional charges as their content is used. Accordingly, billing and transmission failures do not affect our cost of services for services incorporating content from these providers. For 2006 and 2007, most of our key content providers were paid an initial fee and the revenue share to be paid was first offset against the initial fee until the initial fee was fully utilized and then payment was made based on the revenue share amount agreed with content providers.
          We record our revenues in the period in which the services are performed.
          Approximately 99.5% and 98.8% of our revenues for the years ended December 31, 2006 and 2007, respectively, were confirmed by monthly statements received by us from provincial telecom network operators prior to the finalization of the financial statements for such years.

          Our gross revenues include the gross amounts billed to customers, rather than the amounts billed net of the telecom network operators’ service and other fees. According to Emerging Issue Task Force Issue No. 99-19 “Reporting revenue gross as a principal versus net as an agent,” recognizing revenue on a gross basis in this manner is appropriate if we act as a principal, rather than as an agent, in connection with the provision of our services. Factors which support a conclusion that we are acting as a principal include:
•	our ability to adjust the cost of services by adjusting the design or marketing of the service,

•	our ability to determine prices within ranges prescribed by the operators,

•	our assumption of risk of non-payment by customers, and

•	our ability to control content of services and suppliers of that content.
          In our case, we have some ability to adjust the ratio of our revenues to cost of services (which include the operators’ service and other fees) by, for example, changing the design and marketing of our services to decrease the number of messages that we send which go unmatched by users’ replies and thus incur network fee. In addition, although the prices of our services must be approved by the telecom network operators in advance, we have been able to adjust our prices from time to time to reflect or react to changes in the market. In addition, the telecom network operators will not usually pay us if users of our services do not pay them and will not pay us if users do not receive the services due to billing and transmission failures. As a result, we in fact bear the credit and delivery risk for our portion of the revenues generated with respect to our services. Finally, we have discretion to select the content for our services and the providers of that content, provided that it does not violate applicable Chinese law or the policies of the telecom network operators. Based on these factors, we have concluded that recognizing revenues on a gross basis is appropriate.
Advertising and product promotion sponsorship services
          We, through our VIE, Ling Yu, act as the exclusive advertising agent for QTV. We receive advertising revenue from selling advertising time slots and program sponsorships on QTV. Advertising revenues are recognized ratably over the displayed period of the contract. Payments for advertising received in advance are deferred until earned. Revenue contracts for product promotion sponsorship consists of multiple deliverables which usually include revenue from providing advertisement placements on QTV and various website channels, producing television programs, organizing product promotion events and press conferences. In accordance with the requirements of Emerging Task Force, or EITF, No. 00-21, “Accounting for revenue arrangements with multiple deliverables,” these contracts are broken down into single element arrangements based on their relative fair value for revenue recognition purposes. We recognize revenue on the elements delivered and defer the recognition of revenue for the fair value of the undelivered elements until the remaining obligations have been satisfied.
          The assumptions and estimates used in determining the fair value for each element involves management judgment. Differences could result in the amount and timing of our advertising revenue for any period if management made different judgments or utilized different estimates.
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
          In addition, we are required to estimate forfeitures at the time of grant and record share-based compensation expense only for those awards that are expected to vest. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods.
          The assumptions and estimates used in calculating share-based compensation expense involve inherent uncertainties and the use of management judgment. Although we believe the assumptions and estimates we have made are reasonable and appropriate, changes in factors and assumptions could materially affect our results.
Impairment Charges
Goodwill
          Under SFAS 142, “Goodwill and intangible assets,” goodwill is no longer amortized, but tested for impairment upon first adoption and annually (in December of each year) thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. We assess goodwill for impairment in accordance with SFAS 142 at the reporting unit level, defined as the operating segment or one level below, and recognize impairment in the event that the carrying value exceeds the fair value of each reporting unit. The impairment charge was arrived at after a two-step process required under SFAS 142. First, we determined the fair value of the reporting unit using the income approach based on the discounted expected future cash flow associated with this unit. We then compare the fair value of each reporting unit to its carrying value, including goodwill. If the carrying value of a reporting unit exceeds its fair value, we perform the second step to determine the impairment loss which is equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of the goodwill.
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

          The assumptions and estimates used in calculating the expected future cash flow for goodwill, long-lived and intangible assets and fair value involve inherent uncertainties and the use of management judgment. Our judgment is based on our experiences, expectation of business prospects, overall economic situation of the industry and market risks. Changes in these estimates and assumptions could materially impact our financial position and results of operations.
          Based on the assessment tests we performed as of December 31, 2007, we recorded impairment charges of $2.4 million, $2.0 million and $0.7 million with respect to an investment deposit, goodwill and other receivable, respectively, as discussed under “— Results of operations” below.
Income Taxes
          Our provisions for income taxes, deferred tax assets and liabilities, and the extent to which deferred tax assets can be recognized, require significant management judgment. We make our judgments, assumptions and estimates by taking into account current PRC tax laws and our interpretation of current PRC tax laws. Changes in tax laws or our interpretation of tax laws could significantly impact our provisions for income taxes.
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
          We adopted FIN 48, “Accounting for uncertainty in income taxes” from January 2008. This interpretation requires that we recognize and disclose in our financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The determination of the uncertainty tax positions depends on our interpretation of relevant tax laws and estimates of the likelihood of our tax positions being sustained on audit. Actual interpretation of relevant tax laws by relevant tax officials may differ from our interpretation and may affect our tax liabilities and operating results.
Revenues
          As described in “Critical Accounting Policies — Revenue and Cost of Services Recognition” below, we generate telecom value-added services revenues from service fees paid by phone users who use our services through the telecom network operators. Our telecom value-added services fees are charged on a monthly subscription or per use basis. Fees for our 2G SMS-based services currently range from RMB0.1 ($0.01) to RMB2.0 ($0.26) per message and from RMB2.0 ($0.26) to RMB15.0 ($1.97) per month for subscription services. Fees for 2.5G MMS, WAP and Java services currently range from RMB0.1 ($0.01) to RMB10.0 ($1.32) per message and from RMB5.0 ($0.66) to RMB30.0 ($3.95) per month for subscription services. Fees for audio-related services range from RMB0.5 ($0.07) to RMB3.0 ($0.39) per audio content download. For 2006 and 2007, our 2G, audio-related and 2.5G services represented 55.9%, 26.9% and 14.7%, and 35.8%, 41.0% and 10.7%, respectively, of our gross revenues.
          We through our affiliated Chinese entity, Ling Yu, act as the exclusive advertising agent for QTV. Revenue generated through this arrangement was $5.4 million in 2007, compared to $0.3 million in 2006.
Cost of Services

          Our cost of services includes the following:
•	Service and network fees payable by us to the telecom network operators,

•	Payments to certain content and marketing providers for the use of their content, and

•	Payments for television advertising rights and operating fees, landing fees and television program production costs.
          Service and network fees are deemed paid when the telecom network operators remit to us our portion of the fees paid by users net of the service and network fees described above.
          We pay our content and marketing providers directly, and those payments are generally in the form of a fixed periodic fee, or a percentage of our aggregate net revenue received from or confirmed by the telecom network operators with respect to services provided that incorporate the providers’ products, or a combination of fixed and variable amounts.
          To acquire the right to serve as the exclusive advertising agent for QTV for a period of seven years from January 1, 2008 to December 31, 2013, we were required to make certain advertising right payments to QTV, which are amortized and included in cost of services over a period of seven years. We also pay operating fees annually to QTV and CYL. In addition, landing fees are paid to secure landing rights for QTV in cities in China. Television program production costs relate to costs for purchasing, acquiring the distribution rights for or revenue sharing arrangements for programs produced by other production companies, as well as production costs paid to production companies for producing the television programs we develop.
          The following table sets forth the amount of each category of cost of services for the periods indicated:

	Year ended December 31,
	2005	2006	2007
	(audited)	(audited)	(audited)
Cost of services:
Operators’ fees	$18,963,832	$20,354,204	$13,715,719
Payments to content and marketing providers	7,507,174	7,763,248	6,630,168
Television related rights, operating fees, landing fees, program production and others	12,688	865,375	11,261,512

Total	$26,483,694	$28,982,827	$31,607,399
Operating Expenses
          Our operating expenses include product development, selling and marketing, general and administrative expenses and provisions for impairments.
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

          Our SMS-based content and applications have been principally developed in-house. We develop slightly more than half of our MMS, WAP, Java and audio-related services content in-house with the remainder aggregated from third parties. For the year ended December 31, 2006 and 2007, approximately 31%, 31%, 11%, 19% and 8% and 40%, 25%, 14%, 9% and 12%, respectively, of our product development expenditures were related to our 2G services, 2.5G services, audio-related services, general office information technology support and new businesses, respectively. We expect that the portion of our product development expenditures devoted to 2.5G and new businesses will increase moderately in the future.
          We depreciate our office equipment and computer hardware and other equipment on a straight-line basis over their estimated useful lives as follows:

Office equipment	12-36 months
Computer hardware and other equipment	36-60 months
Selling and Marketing Expenses
          Our selling and marketing expenses consist primarily of the direct costs attributable to our sales and marketing activities, such as travel, entertainment, advertising expenses and cost of promotions. It also includes the salary and welfare expenses of the staff in our sales, marketing, customer research and service departments.
General and Administrative Expenses
          Our other general and administrative expenses consist primarily of the salary and welfare expenses of our business development department and other administrative functions, such as legal, human resources, finance, office administration and senior management. General and administrative expenses also include fees for professional services (e.g., audit, tax, legal and recruitment), office rentals, severance payments made to senior management in connection with our restructuring plan in the February 2006, bandwidth leasing and server custody fees charged by the telecom network operators and the amortization of leasehold improvements. Leasehold improvements are amortized on a straight-line basis over the lesser of the relevant lease term or the assets’ estimated useful lives.
Provisions for Impairments
          Provisions for impairments include provisions with respect to other receivables, goodwill and other assets when events or changes in circumstances indicate the carrying value may not be recoverable. See “— Results of operations” below.
Taxation
          Under the current laws of the Cayman Islands and British Virgin Islands, we are not subject to a tax on income or capital gain. Under the current laws of Hong Kong, Noveltech and Linktone Media are subject to taxes in Hong Kong at 17.5% of taxable net income.
          However, our revenues are primarily derived from our affiliated Chinese entities. Prior to January 1, 2008, Chinese companies were generally subject to an Enterprise Income Tax, or EIT, of 33% comprising a national income tax of 30% and a local tax of 3%. Linktone Consulting, Weilan, Ruida and Lianyu were subject to these tax rates. However, Huitong and Linktone Internet qualified as “foreign investment production enterprises established in a coastal economic development zone in an old urban district” under the then applicable tax rules, and accordingly were subject to a 24.0% national income tax and a 3.0% local tax in China. Additionally, Huitong and Linktone Internet were entitled to an exemption from the national income and local tax for the first two years after cumulative profitability and a 50.0% reduction for the subsequent three years. In 2006, Huitong was designated as one of the top China National Software enterprises, and its preferential national EIT rate became 10%. Our affiliated Chinese entities Unilink and Qimingxing are currently considered “small businesses” under applicable tax rules, and were subject to a 2.4% tax on revenue and 4.8% tax on the difference between revenue and cost of services, rather than on income, in 2006. In 2007, Unilink and Qimingxing were subject to a 3.3% tax on the difference between revenue and costs of services and other income. Their net profits for the year were subject to a further 20% personal income tax, levied as if these profits were distributed to the shareholders. Because Zhong Tong, Wang You, Linktone Software and Ling Yu are located in economic development zones in coastal cities or Pudong New District, they were subject to a preferential national income tax rate of 15%, and were exempt from local tax. Yuan Hang, Cosmos, Lian Fei and Beijing Ojava had qualified as “high and new technology” enterprises, and were therefore entitled to: (i) with respect to Cosmos, Lian Fei and Beijing Ojava, a three year national and local tax exemption followed by three years of 50% reduction in national and full exemption in local income tax rates, commencing from the first year of operations and (ii) with respect to Yuan Hang, a two year national and local tax exemption followed by three years of 50% reduction in national and full exemption in local income tax rates, commencing from the first year of profitability. These enterprises were also subject to a preferential statutory rate of 15% which comprises 15% national income tax and zero local income tax.

          In March 2007, the National People’s Congress in China enacted a new EIT law, which became effective from January 1, 2008. The new EIT law, among other things, imposes a unified income tax at 25%. The new EIT law allows a five year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%. In addition, the new EIT law provides grandfather treatment for companies that qualified as foreign investment production enterprises such as Linktone Internet. Under the new EIT law, Yuan Hang’s, Cosmos’, Lian Fei’s and Ojava’s qualifications as high and new technology enterprises are currently subject to approval, as well as an annual re-assessment, by the relevant government authorities. If such approval is granted, these companies will become subject to an EIT rate of 15%.
          The impacts of the changes in the PRC tax law were taken into account in calculating our deferred tax balances as of December 31, 2007. In making these calculations, we adopted an assumed tax rate of 25% for Linktone Consulting, Weilan, Ruida, Lianyu, Huitong and Linktone Internet and 18% (the transition rate for 2008) for Zhong Tong, Linktone Software and Ling Yu and Wang You. For those companies that qualified as high and new technology enterprises, we adopted an assumed 25% tax rate for Cosmos, Lian Fei and Ojava and 18% (the transition rate for 2008) for Yuan Hang, given that their high and new technology status is pending approval.
          The new EIT law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax laws and rules. A lower withholding tax rate of 5% will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, will be subject to a 5% rate. The shareholdings in our Chinese subsidiaries had been or are in the process of being transferred to two holding companies incorporated in Hong Kong. According to the relevant PRC regulations, dividends on profits earned before January 1, 2008 are not subject to the withholding income tax, while dividends on profits earned after January 1, 2008 are subject to the withholding income tax. Accordingly, as of December 31, 2007, a provision on withholding tax liabilities on the retained earnings of our Chinese subsidiaries was considered not necessary. See Item 3.D. “Risk Factors — Risks Related to Doing Business in China — Any changes to our tax incentives could have a material adverse effect on our operating results. Our foreign ADS holders may be subject to PRC withholding tax on the dividends payable by us and upon gains realized on their sales of our ADSs if we are classified as a PRC “resident enterprise.””

          In addition, the Chinese tax system is generally subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are uncertain. There can be no assurance that changes in Chinese tax laws or their interpretation or application will not subject our PRC entities to substantial Chinese taxes in the future. As and when the PRC government announces additional implementation regulations for the new EIT law, we will assess their impact, if any, and any change in accounting estimates will be accounted for prospectively.
          Payments for software license fees and related technical consulting services provided by Huitong and Linktone Internet to some of our Chinese affiliated companies are subject to a 17.0% value-added tax, or VAT. Under applicable tax regulations, Huitong and Linktone Internet are entitled to a tax refund equivalent to the portion of VAT expense that is in excess of 3.0%. This VAT expense is shown in our “Consolidated Statements of Operations” as a reduction in our revenue. For the years ended December 31, 2006 and 2007, Huitong and Linktone Internet paid a total $7.6 million and $3.3 million, respectively, in VAT and received VAT refunds of $6.2 million and $2.6 million, respectively. As of December 31, 2006 and 2007, Huitong and Linktone Internet accrued a VAT refund receivable of $0.8 million and $0.7 million, respectively, and payable of $0.6 million and $0.8 million, respectively.
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
          Subject to the approval of the relevant tax authorities, we had total tax loss carry forwards of approximately $11.7 million as of December 31, 2007 for EIT purposes. Approximately $0.7 million, $0.3 million, $0.4 million and $10.3 million of such losses will expire in December 2008, 2009, 2011 and 2012, respectively. These tax loss carry forwards give rise to potential deferred tax assets totaling $2.9 million. For more information regarding our tax loss carry forwards and deferred tax assets, see “— Critical Accounting Policies and Estimates — Deferred Tax Valuation Allowance” above.
Capital Expenditures
          Our capital expenditures for 2005, 2006 and 2007 were approximately $2.0 million, $1.2 million and $0.8 million, respectively, consisting of the purchase of computer and office equipment and leasehold improvements. Substantially all of our capital expenditures for 2007 were incurred in connection with the expansion in our advertising business. We anticipate that we will have capital expenditures in the next 12 months of approximately $1.0 million for software and technology infrastructure products which we expect to finance with internal funds.
Results of Operations
          The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated and as a percentage of gross revenues. Our historical operating results are not necessarily indicative of the results for any future period.

	Year ended December 31,
	2005		2006		2007
	(audited)%		(audited)%		(audited)%
Gross revenues	$73,608,603	100.0%	$79,841,694	100.0%	$55,104,777	100.0%
Net revenues	70,487,256	95.8%	76,536,150	95.9%	52,901,494	96.0%
Cost of services	(26,483,694)	(36.0)%	(28,982,827)	(36.3)%	(31,607,399)	(57.4)%

Gross profit	44,003,562	59.8%	47,553,323	59.6%	21,294,095	38.6%
Operating expenses:
Product development	(6,229,976)	(8.5)%	(7,372,074)	(9.2)%	(5,506,938)	(10.0)%
Selling and marketing	(14,719,763)	(20.0)%	(22,728,906)	(28.5)%	(16,432,105)	(29.8)%
General and administrative	(11,786,995)	(16.0)%	(11,789,984)	(14.8)%	(11,762,028)	(21.4)%
Provision for impairment	—	—	—	—	(5,142,396)	(9.3)%

Total operating expenses	(32,736,734)	(44.5)%	(41,890,964)	(52.5)%	(38,843,467)	(70.5)%
Income /(loss) from operations	11,266,828	15.3%	5,662,359	7.1%	(17,549,372)	(31.9)%
Interest income	1,965,801	2.7%	1,589,180	2.0%	1,111,337	2.0%
Other income, net	720,763	0.9%	862,830	1.1%	467,690	0.9%
Income tax expense	(1,504,329)	(2.0)%	(1,267,183)	(1.6)%	(433,657)	(0.8)%
Minority interest	—	—	(54,595)	(0.1)%	—	(0.0)%

Net income/(loss)	$12,449,063	16.9%	$6,792,591	8.5%	$(16,404,002)	(29.8)%

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
Gross Revenues
          Gross revenues decreased by 31.0% to $55.1 million in 2007 from $79.8 million in 2006, primarily due to a decrease in our telecom value-added revenues by 38.0% to $48.2 million in 2007 from $77.8 million in 2006. This decrease was primarily due to the ongoing negative impact of the implementation of new mobile operator policies beginning in July 2006 and May 2007 affecting our SMS, MMS and WAP revenues. Our 2G services revenues decreased by 55.8% to $19.7 million in 2007 from $44.6 million in 2006; our 2.5G services revenues decreased by 49.6% to $5.9 million in 2007 from $11.7 million in 2006; and our audio-related services revenues increased by 5.1% to $22.6 million in 2007 from $21.5 million in 2006.
          In 2007, SMS, IVR, RB, MMS, Java and WAP services accounted for 35.8%, 30.9%, 10.1%, 4.9%, 4.2% and 1.6%, respectively, of our gross revenues. Telecom value-added revenues related to services offered to China Netcom and China Telecom, China Unicom, and China Mobile customers represented 19.0%, 6.5% and 61.4% of total revenues, respectively, compared to 13.4%, 8.9% and 75.4%, respectively, in 2006, reflecting a more diversified revenue stream.
          Advertising services revenues increased from $0.3 million in 2006 to $5.4 million in 2007 due to increased advertising and product promotion sponsorship revenues generated from our exclusive advertising arrangements with QTV.
          Telecom value-added services in total accounted for 87.5% of our gross revenues while advertising revenue accounted for 9.8% in 2007, compared to 97.5% and 0.4% in 2006, respectively.
Cost of Services
          Cost of services increased by 9.0% to $31.6 million in 2007 from $29.0 million in 2006, due mainly to television advertising rights and operating fees, landing fees and program production costs related to the exclusive advertising arrangements with QTV which increased to $11.3 million in 2007 from $0.9 million in 2006. Such increase was offset in part by a decrease in service and network fees paid to the telecom operators and payments to content and marketing providers which decreased by 27.8% to $20.3 million in 2007 from $28.1 million in 2006, in line with the decrease in telecom value-added services revenue.

Operating Expenses
          Operating expenses were $38.8 million, a decrease of 7.4% compared to $41.9 million in 2006 as a result of the downsizing of our telecom value-added related departments, partially offset by an expanded advertising team. In addition, we incurred provisions for impairment of $5.1 million in 2007. As a percentage of gross revenues, operating expenses increased to 70.5% in 2007 from 52.5% in 2006.
          Product development expenses decreased by 25.7% to $5.5 million in 2007 from $7.4 million in 2006, primarily due to shrinkage in our product development and technology support teams for our telecom value-added departments from 217 and 110 employees, respectively, as of December 31, 2006, to 64 and 39 employees, respectively, as of December 31, 2007. Staff costs for product development decreased to $2.8 million, or 7.2% of our total operating expenses, in 2007 from $3.9 million, or 9.3% of our total operating expenses, in 2006.
          Selling and marketing expenses decreased by 27.8% to $16.4 million in 2007 from $22.7 million in 2006, primarily due to decreased investments in advertising and sales activities as we focused on more targeted advertising activities in online and offline (traditional) media to promote our telecom value-added services. Advertising and promotional activities for our telecom value-added services decreased to $9.8 million, or 25.3% of our total operating expenses, in 2007 from $15.1 million, or 36.0% of our total operating expenses, in 2006. This decrease also resulted from a reduction in selling and marketing staff related to our telecom value-added services from 182 in 2006 to 120 employees in 2007, which decreased related staff costs to $2.1 million, or 5.4% of our total operating expenses, in 2007 from $2.7 million, or 6.4% of our total operating expenses, in 2006. This decrease was offset in part by an increase in the cost of our sales team for our television advertising services from $0.1 million in 2006 to $2.6 million in 2007 as we commenced our cross-media business in October 2006 and increased our headcount in 2007.
          General and administrative expenses remained stable at $11.8 million in 2007 and 2006, due to our ongoing effort to control costs.
          In 2007, we also recorded provisions for impairments comprising $2.4 million for impairment in an investment deposit, $2.0 million for impairment in goodwill from our casual game reporting unit and $0.7 million for impairment in a loan receivable from the 9Sky entities as described below:
•	In April 2007, we paid an investment deposit of $3 million to eChinaCash, Inc., or ECC, to purchase 49% of the equity in eChinaMobile (BVI) Ltd., or ECM, a wholly owned subsidiary of ECC. ECC is a US incorporated, Beijing-based company that builds and maintains customer loyalty affinity programs and payment card programs for various corporations. The primary objective of ECM was to establish a platform to provide value-added services and original content to customers of Linktone and ECC. Because of certain disputes over the resources to be made available for use by ECM, ECC refunded $0.5 million of our investment deposit in January 2008. We are currently seeking legal remedies to recover the remaining amount. In view of the uncertainty of recovering this remaining amount, we recorded a provision of $2.4 million against the investment deposit.

•	In December 2007, we performed our goodwill impairment tests in accordance with SFAS 142 at the reporting unit level and recognized an impairment loss of $2.0 million for the goodwill arising from the acquisition of Brilliant, the reporting unit for our casual game business.

•	In connection with our strategic investment in 9Sky International Ltd., Shanghai Yue Sheng Information Technology Co., Ltd. and Shanghai Yin Zhi Yue Information Technology Co., Ltd., or collectively the 9Sky entities, we had an outstanding loan in the principal amount of $0.7 million to these entities as of December 31, 2007. Based on an assessment of the 9Sky entities, management considers the recoverability of the loan, either by a repayment in cash by the 9Sky entities or the sale of certain shares in 9Sky International Ltd. which have been pledged to secure such loan, is uncertain, and a provision for the loan receivable was recorded at December 31, 2007.
Interest and other income
          Interest income totaled $1.1 million and $1.6 million in 2007 and 2006, respectively. The decrease was mainly due to lower balance of cash, cash equivalents and short term investments.
          Other income totaled $0.5 million and $0.9 million in 2007 and 2006, respectively. Other income mainly comprises investment income and subsidy income from local governments based on business and income taxes paid by us. The decrease was mainly due to lower investment income and lower subsidy income received in 2007 due to lower EIT paid for 2006 and lower business tax paid during 2007 given the deteriorating profitability of our telecom value-added business.
Income tax expense
          Income tax expense was $0.4 million and $1.3 million in 2007 and 2006, respectively. The effective tax rate changed from 15.6% of income before tax in 2006 to 2.7% of loss before tax in 2007. The change was primarily due to the significant decrease in the profitability of our telecom value-added business in 2007 and a deferred tax asset arising from the fact that the loss of our advertising business has been fully allowed for based on a probability assessment. We expect our effective tax rate to increase in the future as the various tax holidays and exemptions applicable to our subsidiaries and affiliated entities expire in accordance with the new EIT law and related rules and regulations.
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
Gross Revenues
          Gross revenues increased by 8.4% to $79.8 million in 2006 from $73.6 million in 2005, primarily as a result of increases in the number of paying users, particularly for our audio-related services and certain of our 2.5G services. Our audio-related revenues increased by 26.5% to $21.5 million in 2006 from $17.0 million in 2005. The increase was primarily due to our ongoing efforts to attract new users through enhanced promotions, especially print and broadcast media channels. Our 2.5G revenues, particularly our WAP services and Java games, increased by 41.0% to $11.7 million for the year ended December 31, 2006 from $8.3 million in 2005. The acquisition of the Ojava Group in early 2006 contributed to the significant growth in our Java games business. Our MMS revenue decreased by 19.2% in 2006 from $6.5 million in 2005 to $5.2 million in 2006, primarily due to a decrease in the number of monthly subscriptions as a result of policy changes implemented by China’s mobile operators. In 2006, our gross revenues also included a new revenue stream from advertising of $0.3 million as a result of the arrangement of Ling Yu with QTV. Growth in sales of our audio-related and 2.5G services contributed to 72.6% and 22.7% respectively, of our total increase in gross revenue for 2006. In 2006, RB and IVR services accounted for 14.3% and 28.4%, respectively, of our gross revenues. In 2006, MMS, WAP and Java services accounted for 10.4%, 7.4% and 5.5%, respectively, of our gross revenues.
          These increases above were partially offset by decreases in our 2G revenues, which decreased by 4.5% to $44.6 million in 2006 from $46.7 million in 2005. The decrease in our 2G revenues was primarily due to a decrease in the number of monthly subscriptions as a result of changes in the mobile operators’ policies in 2006.

          Revenues related to services offered to China Netcom and China Telecom, China Unicom, and China Mobile customers represented 13.4%, 8.9% and 75.7% of total revenues, respectively, compared to 4.3%, 9.4% and 84.7%, respectively in 2005, reflecting a more diversified revenue stream.
Cost of Services
          Cost of services increased by 9.4% to $29.0 million in 2006 from $26.5 million in 2005. The increase was primarily due to increases in service fees paid to the telecom network operators. The increase in service fees was mainly due to a change in our product mix following the increase in our revenue from audio-related services which pay a higher percentage of service fees to the telecom network operators in comparison to other services. Other costs in 2006 mainly related to costs in connection with advertising services and costs for a joint marketing project. In 2006, our total service and network fees paid to the telecom network operators were $20.4 million, representing 70.3% of our total cost of services, fees paid to content and marketing partners were $7.8 million, representing 26.9% of our total cost of services, and other costs were $0.8 million, representing 2.8% of our total cost of services, compared to $19.0 million, representing 71.7% of our total cost of services, $7.5 million, representing 28.3% of our total cost of services, and $0.01 million, representing 1% of our total cost of services, respectively for 2005.
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
          Product development expenses increased by 19.4% to $7.4 million in 2006 from $6.2 million in 2005, primarily due to costs in connection with our reorganization plan carried out from February to April 2006. Under the reorganization plan, we discontinued our development of casual games which resulted in certain charges arising from termination of some game content agreements. This increase in product development expenses was partially offset by a cost reduction effort resulting in our product development and technology support teams decreasing from 312 and 148 employees, respectively, as of December 31, 2005, to 217 and 110 employees, respectively, as of December 31, 2006. Staff costs for product development decreased to $3.9 million, or 9.3% of our total operating expenses, in 2006 from $4.4 million, or 13.5% of our total operating expenses, in 2005.
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
          Other income totaled $0.9 million and $0.7 million in 2006 and 2005, respectively. Other income mainly comprises investment income and subsidy income from local governments based on business and income taxes paid by us. The increase was mainly due to higher subsidy income received in 2006 from higher taxes paid during 2005 as subsidy income is derived from taxes paid in the preceding year.
Income tax expense
          Income tax expense was $1.3 million and $1.5 million in 2006 and 2005, respectively. The effective tax rate increased from 11% in 2005 to 16% in 2006. The increase was primarily due to increase in valuation allowance for the deferred tax assets from net operating losses.
Liquidity and Capital Resources
          Our primary sources of liquidity are the proceeds from our initial public offering in March 2004 and cash flow from operations, as well as the recent investment in our company by MNC. The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2005	2006	2007
	(audited)	(audited)	(audited)
Net cash (used in)/provided by operating activities	$9,561,944	$14,123,332	$(10,248,534)
Net cash (used in)/provided by investing activities	(34,440,154)	20,819,864	(3,608,306)
Net cash (used in)/provided by financing activities	(2,832,327)	(20,670,822)	87,377

Foreign currency translation adjustment	549,586	920,034	1,649,961
Net increase in cash and cash equivalents	(27,160,951)	15,192,408	(12,119,502)
Cash and cash equivalents, beginning of year	63,413,629	36,252,678	51,445,086

Cash and cash equivalents, end of year	$36,252,678	$51,445,086	$39,325,584

          The ability of our subsidiaries to obtain cash or other assets from our affiliated Chinese entities, Weilan, Unilink, Yuan Hang, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava, Ling Yu and Lianyu, depends on the effectiveness and enforceability of our agreements with those entities and their owners. A description of these agreements is set forth under “— Arrangements with Consolidated Affiliates” above. In turn, the ability of our subsidiaries to convert Renminbi into U.S. dollars and transfer them to our company is subject to the Chinese foreign exchange regulations, including primarily the restriction on foreign invested enterprises that they may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents.
          Pursuant to various software license and service agreements, our subsidiaries charged our Chinese affiliated entities an aggregate fee of $20.3 million profit (based on PRC Accounting regulations) for the year ended December 31, 2007. After these charges, as of December 31, 2007, a total profit (based on PRC Accounting regulations) of $9.6 million still remained in our Chinese affiliated entities

(Weilan, Unilink, Yuan Hang, Cosmos, Zhong Tong, Lian Fei, Qimingxing and Beijing Ojava). Of the profit remaining in these Chinese affiliated entities, $7.0 million related to 2004 and prior years, $1.1 million related to 2005, $1.3 million related to 2006 and $0.2 million related to 2007. For tax planning reasons and because we usually charge our affiliated Chinese entities fees for the current year only, we do not anticipate transferring such cumulative retained profits relating to earlier years to our subsidiaries via service charges in the future. In addition, because these Chinese affiliated entities are not our subsidiaries, such profits cannot be transferred to us in the form of cash dividends. However, our subsidiaries normally have access to the cash or other assets retained in our Chinese affiliated entities via inter-company advances.
Operating Activities
          Cash provided by operating activities was $9.6 million and $14.1 million for 2005 and 2006, respectively. Cash used in operating activities was $10.2 million in 2007. For 2005 and 2006, cash provided by operating activities consisted primarily of our operating profit. For 2007, cash used in operating activities consisted primarily of our operating loss, particularly cash outflow in connection with establishing and operating the exclusive advertising agent relationships with QTV and TJSTV, and the fact that the corresponding cash inflow from these relationships during this first year of deployment was lower compared with the related cash outflow.
          For our capital commitments in respect of QTV and TJSTV, see “— Tabular disclosure of contractual obligations” below.
Investing Activities
          Net cash used in investing activities in 2005 and 2007 was approximately $34.4 million and $3.6 million, respectively. In 2005, cash expenditures included the acquisitions of Brilliant, Cosmos, Zhong Tong, Lian Fei and Qimingxing, our strategic investment in 9Sky, and the purchase of short term investments and fixed assets such as computers and office equipment and leasehold improvements. In 2007, cash expenditures included the investment deposit in ECC and fixed assets. Net cash provided by investing activities in 2006 was $20.8 million which consisted primarily of proceeds from sales of short-term investments. Such proceeds were offset in part by the purchase of fixed assets and amounts invested to acquire Ojava Overseas and make final earn-out payments in connection with the acquisitions of Brilliant and Cosmos.
Financing Activities
          Cash used in financing activities was $2.8 million and $20.7 million for 2005 and 2006, respectively, which consisted primarily of funds used to finance our ADS repurchase program. Cash provided by financing activities was $0.1 million for 2007, which consisted of the net proceeds from the exercise of stock options.
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
          In April 2008, MNC completed its investment in our company. Pursuant to the acquisition agreement entered into by and between us and MNC in November 2007, MNC subscribed for 180,000,000 newly issued ordinary shares of Linktone at a price of $0.38 per ordinary share for a total consideration of $68.4 million.

          We believe that current cash and cash equivalents including investments by MNC will be sufficient to meet anticipated working capital (net cash used in operating activities) commitments and capital expenditures, including those committed for under the contracts with CYL, TJSTV and others, for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy cash requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, if at all.
Research and Development
          We believe that a key part of our future success in telecom value-added business will depend on our ability to develop and enhance our services by leveraging our expertise in entertainment-oriented telecom value-added and cross-media services, particularly in anticipation of the launch of 3G services in the future.
          We downsized our product development department in our telecom value-added business, in line with the significant decrease in revenue from this business in 2007. Our total expenditures for research and development were $6.2 million, $7.4 million and $5.5 million for the years ended December 31, 2005, 2006 and 2007, respectively. We may expand this team in future periods depending on market conditions.
          We develop a portion of the content for our services in-house, aggregate it from domestic and international providers or through acquisitions. We plan to enter into additional relationships with domestic and international providers, in particular with respect to the development of games and content for all of our 2.5G services, in order to fully utilize the technological benefits of 2.5G and the sophisticated premium content which users will demand. For aggregated third party content, most of our efforts involve customization, localization and related development activities of the content for the Chinese market to create appealing, user-friendly products.
          Certain provincial and local offices of the telecom network operators use different software and technology, and our product development department must conform our services so that they are interoperable with China Mobile’s, China Unicom’s, China Telecom’s and China Netcom’s networks at all levels.
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

          While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business. We have registered 123 Internet and WAP domain names in English and Chinese, of which our primary domain names are listed below.
•	www.linktone.com,

•	www.linktone.com.cn,

•	www.linktone.sh.cn,

•	www.lt2000.com.cn,

•	www.lt2000.net,

•	www.ul9000.com,

•	www.ul9000.com.cn,

•	www.ul9000.cn,

•	www.soring.cn,

•	www.i-liao.com,

•	wap.linktone.com,

•	wap.linktone.com.cn,

•	www.i-liao.com,

•	wap.linktone.com,

•	wap.linktone.com.cn,

•	www.my1828.com,

•	www.smschina.com,

•	www.8228.com,

•	www.yhgame.com,

•	www.vrhappy.com,

•	www.qchannel.cn,

•	www.channelq.cn,and

•	www.youthtv.cn.
          We have registered 107 trademarks with China’s Trademark Office and one trademark in each of Hong Kong, Singapore and Taiwan, relating to our company name and logo and some of our services. We are in the process of applying for 34 additional trademarks in China.
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
Tabular Disclosure of Contractual Obligations
          We have entered into leasing arrangements relating to our office premises. We also have commitments in respect of advertising agreements with third parties and our obligations with respect to CYL, QTV and TJSTV. The following table sets forth our commitments as of December 31, 2007:

			Cooperation
	Office	Advertising	with CYL, QTV and
	Premises	Commitments	TJSTV	Total
Less than one year	$1,584,138	$267,160	$18,823,755	$20,675,053
1 - 3 years	367,254	—	72,693,919	73,061,173
3 - 5 years	—	—	12,321,004	12,321,004

Total	$1,951,392	$267,160	$103,838,678	$106,057,230

Inflation
          Inflation has recently been increasing in China and may further increase in the future. We expect this will have an impact on the costs of our operations, particular personnel related costs, if the trend continues. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 1.8%, 1.3% and 4.8% in 2005, 2006 and 2007, respectively.
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
          We do not engage in any hedging activities, and we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations. During the year ended December 31, 2007, the foreign currency translation adjustments to our comprehensive income were $2.5 million and the currency loss was $0.2 million, primarily as a result of the Chinese Renminbi appreciating against the U.S. dollar. The following is a sensitivity analysis showing the impact of hypothetical changes in the value of the Renminbi against the U.S. dollar as of December 31, 2007 on our results for 2007:

Change in the Value of Chinese
Renminbi against the U.S. Dollar	Additional Translation	Additional Transaction
from Actual Value as of	Adjustments to Comprehensive	Gain/(Loss)
December 31, 2007	Income (in thousands)	(in thousands)
2.5% Appreciation	$ 986	$ (61)
5% Appreciation	$1,971	$(112)
2.5% Depreciation	-$ 986	$ 61
5% Depreciation	-$1,971	$ 122
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
          The names of our current directors and executive officers, their ages and the principal positions with Linktone held by them, as of May 31, 2008, are as follows:
Directors

Name	Age	Position	Class
Hary Tanoesoedibjo	42	Chairman of our board	III
Thomas Hubbs (2)	63	Director	I
Jun Wu (1)(2)	36	Director	III
Felix Ali Chendra (1)	47	Director	III
Michael Guangxin Li	41	Chief Executive Officer and Director	II

Name	Age	Position	Class
Muliawan Guptha (1)	39	Director	I

(1)	Member of nominating and compensation committee.

(2)	Member of audit committee.
Officers

Name	Age	Position
Anthony Chia	60	Chief Operating Officer
Jimmy Lai	51	Chief Financial Officer
          Our Amended and Restated Memorandum and Articles of Association provide for the division of our board of directors into three classes: Class I directors (currently Muliawan Guptha and Thomas Hubbs), Class II directors (currently Michael Guangxin Li) and Class III directors (currently Hary Tanoesoedibjo, Jun Wu and Felix Ali Chendra). The current terms of the Class I, II and III directors expire upon the election and qualification of directors at the annual general meetings to be held in 2008, 2009 and 2010, respectively. At each annual general meeting, directors who are elected will serve a three-year term until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company.
Biographical Information
          Hary Tanoesoedibjo has served as the Chairman of our board since April 2008. He has been the Chief Executive Officer of MNC since March 2004. Also, he has been the President Commissioner, Group President and Chief Executive Officer, Commissioner, President Commissioner and Commissioner of PT Bhakti Investama Tbk., an investment company in Indonesia, PT Global Mediacom Tbk., a media company in Indonesia, PT Mobile 8 Telecom, a telecommunication company in Indonesia, PT MNC Sky Vision, a satellite television station in Indonesia, and PT Rajawali Citra Televisi, a privately owned television network, since April 2002, April 2002, July 2004, December 2006 and April 2008, respectively. He has been the director of MNC International Ltd. since March 2007. All these companies are affiliates of MNC. He received a Bachelor of Commerce (Honors) degree from Carleton University and a Master of Business Administration degree from Ottawa University.
          Thomas Hubbs has served on our board since February 2004. He is the Chief Financial Officer, and was the Chief Operating Officer of Bytemobile, Inc., a Silicon Valley-based mobile technology company, where he has worked since October 2001. From October 1998 to August 2001, he worked at InterWave Communications International, Ltd., a provider of wireless microcellular network equipment, as an Executive Vice President and Chief Financial Officer of the company. He currently serves on the board of directors of DCL Corporation, Provista Software International, Inc. He graduated from Lehigh University with a Bachelor of Science in Business Administration and received a Masters of Business Administration degree from the University of Santa Clara.
          Jun Wu has served as a director since April 2001. He is one of our founders and served as Chairman of our board before our initial public offering in March 2004. He has been the Chief Executive Officer and Chairman of the board of R2G Ltd. since June 2004. R2G Ltd. has licensed music copyrights to our company since April 2006. From November 1999 to November 2002, he was also the Chief Executive Officer and Chairman of the board of Intrinsic Technology, a wireless data software developer in China. Before that, he was the Chief Systems Architect of Sendit AB, a Sweden-based mobile messaging company. He currently also serves on the board of directors of 51 Auto, Ltd. and IBEX Ltd. He received a first degree in Computer Science from the Imperial College of Science and Technology at the University of London.

          Felix Ali Chendra has served as a director since April 2008. He holds various positions, including director and commissioner, with Bhakti Investama Group’s subsidiaries such as PT Mobile-8 Telecom Tbk, PT Datakom Pratama, an internet connection service provider in Indonesia, and PT MNC Sky Vision (Indovision), all of which are affiliates of MNC. He has been the President and Chief Executive Officer of PT Infokom Elektrindo, an internet, wireless and networking services provider in Indonesia since January 2008. He also co-founded the Indonesia Multimedia Association (Asosiasi Perusahaan Multimedia Indonesia-APMI) in 2002. He graduated from Control Data Institute in Toronto, Canada with a diploma in computer technology.
          Michael Guangxin Li has served as a director since February 2006 and as our Chief Executive Officer since April 2006. Previously, he served as our Chief Operating Officer from March 2003 until January 2006. From May 2000 until February 2003, he was Senior Vice President of Operations and Strategy at Newpalm (China) Information Technology Co., Ltd., a telecom value-added service provider in China. Prior to that, he worked as an associate at Mercer Management Consulting, a corporate strategy and operations consulting firm, from August 1999 to August 2000 and as a sales manager and director at IBM in China from August 1991 to June 1997. He graduated from Peking University with a degree in Mechanical Engineering and from The Wharton School of the University of Pennsylvania with a Master of Business Administration degree.
          Anthony Chia has served as our Chief Operating Officer since April 2008. He has over 30 years of experience in media business operations and executive management, of which 12 years were spent with MediaCorp Singapore, a media company in Singapore. While at MediaCorp Singapore, he spearheaded its start-up investments in Singapore Cablevision Pte. Ltd. (now part of Starhub Ltd.) and Asian Business News Pte. Ltd. (now part of CNBC Asia Pacific and was also responsible for revamping its radio and television news broadcasts. Prior to working with MediaCorp Singapore, he spent 12 years at the Port of Singapore Authority, holding several senior level positions. He acted as a senior advisor to MNC from February 2008 to March 2008. He graduated from the University of Newcastle in Australia, with honors, with degrees in Engineering and Economics and received his Master’s degree from the Massachusetts Institute of Technology.
          Jimmy Lai has served as our Chief Financial Officer since April 2008. Previously, he was the Chief Financial Officer of Palm Commerce Holdings, one of the leading information technology solution providers for the China Welfare Lottery industry from July 2006 to April 2008. Prior to that, he served as associate vice president of investor relations at Semiconductor Manufacturing International Corporation, a Chinese company listed on the New York Stock Exchange and the Main Board of the Stock Exchange of Hong Kong from February 2002 to June2006, and as controller and director of financial planning at AMX Corporation from October 1997 to November 2001. He graduated from the National Cheng Kung University in Taiwan with a degree in statistics, and earned his Master of Business Administration degree in accounting from the University of Texas at Dallas.
          Muliawan Guptha has served as a director since April 2008. He has been a director of MNC and MNC International Ltd. since April 2008 and May 2008, respectively. He is the Commissioner of PT Cipta TPI, a television broadcasting company. He was a director, finance and administration director, finance and administration director and finance and technology director of PT Bimantara Citra Tbk., a holding company, PT Global Information Bermutu, a television broadcasting company, PT. Musik Televisi Indonesia, a content provider company, and PT Cipta TPI, respectively. He received a Master of Business Administration degree in Finance from the Oklahoma City University and a Bachelor of Business Administration degree in Marketing from the University of Oklahoma.

          Hary Tanoesoedibjo, Felix Ali Chendra and Muliawan Guptha were appointed as a result of MNC’s strategic investment in our company, which was completed in April 2008. MNC currently holds 57.1% of our total outstanding ordinary shares.
B. Compensation
Director Compensation
          In 2007, we paid an aggregate of $164,532 to our non-executive directors. In May 2008, we granted stock options to purchase an aggregate of 40,000 ordinary shares to our non-executive directors for their services rendered in 2006 and 2007 under our 2003 Stock Incentive Plan, or the 2003 Plan, as set forth below:

Individual Grants
% of Total
	Ordinary	Options
	Shares	Granted to	Exercise
	Underlying	Employees	Price per
	Options	in Fiscal	Ordinary
Name	Granted	Year (1)	Shares (2)		Date of Grant	Date of Expiration
Thomas Hubbs	20,000	0.7%	US$	0.212	May 29, 2008	May 28, 2018
Jun Wu	20,000	0.7%	US$	0.212	May 29, 2008	May 28, 2018

(1)	Based on a total of 3,040,000 options granted to our employees as of May 31, 2008, including options granted to the executive officers, but excluding all options which were granted and terminated in that same year.

(2)	The exercise price per share of options granted represented the fair market value of the underlying ordinary shares on the date the options were granted.
          Directors who are also employed by our company do not receive separate fees as our directors.
          All of our current directors have entered into indemnification agreements in which we agree to indemnify, to the fullest extent allowed by Cayman Islands law, our charter documents or other applicable law, those directors from any liability or expenses, unless the liability or expense arises from the director’s own willful negligence or willful default. The indemnification agreements also specify the procedures to be followed with respect to indemnification. We currently maintain directors’ and officers’ liability insurance on behalf of our directors and officers.
Executive Officer Compensation
          In 2007, we paid an aggregate of $1.1 million to our executive officers. In addition, we granted options to purchase an aggregate of 2,750,000 ordinary shares in 2007 under our 2003 Plan to our Chief Executive Officer and our former Chief Financial Officer as set forth below:

Individual Grants
% of Total
	Ordinary	Options
	Shares	Granted to	Exercise
	Underlying	Employees	Price per
	Options	in Fiscal	Ordinary
Name	Granted	Year (1)	Shares (2)		Date of Grant	Date of Expiration
Michael Guangxin Li	1,500,000	28.8%	US$	0.288	May 14, 2007	May 13, 2017
Colin Sung (3)	1,250,000	24.0%	US$	0.288	May 14, 2007	May 13, 2017

(1)	Based on a total of 5,200,000 options granted to our employees in 2007, including options granted to the executive officers, but excluding all options which were granted and terminated in that same year.

(2)	The exercise price per share of options granted represented the fair market value of the underlying ordinary shares on the date the options were granted.

(3)	Colin Sung resigned from the position of our Chief Financial Officer in January 2008 and the options granted to him to purchase 1,250,000 ordinary shares were cancelled.
Employment Agreements
General
          We have entered into employment and related agreements with Michael Guangxin Li. The employment agreement with Mr. Li provides that Mr. Li will be entitled to receive severance benefits if he resigns other than for a good reason or is discharged by us for cause. However, if Mr. Li is terminated without cause or resigns for good reason, we are obligated to provide severance benefits to him. The term “cause” includes actions by the officer involving:
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
          The severance benefits to which Mr. Li is entitled upon termination without cause or resignation for a good reason include a payment by us equal to his then-current monthly base salary multiplied by six plus the number of years between April 3, 2006 and the termination date. Mr. Li is also entitled to exercise his stock options which have vested at the time of his termination without cause or resignation for good reason.

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
Proprietary Rights and Information and Non-competition Agreements
          Under proprietary rights and information agreements, Michael Guangxin Li agreed, among other things, to assign all rights in company-related inventions to us, and to keep our proprietary information confidential. Under non-competition agreements, Mr. Li is prohibited from directly or indirectly (i) being employed by or participate in the management or operation of any business or entity that is or may be directly competitive with and offering similar products or services as us, for a period of one year after termination of employment for any reason, (ii) soliciting for employment any person who was employed by us during his employment with us, for a period of two years after termination of employment for any reason or (iii) working for any customer or potential customer of ours during his employment with us, for a period of two years after termination of employment for any reason.
Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
          Our executive officers did not exercise any stock options in 2007. As of December 31, 2007, the exercise price of their outstanding stock options was greater than the market price of the shares.
Summary of Stock Plans
2003 Stock Incentive Plan
          Our board of directors and shareholders adopted our 2003 Plan in November 2003. Under the 2003 Plan, we may grant awards (as defined below), including incentive stock options (also known as ISOs) within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, to qualifying plan participants who are located in the U.S. or who are U.S. taxpayers. As of December 31, 2007, our board of directors had authorized the issuance of an aggregate of up to 29,118,462 of our ordinary shares under the 2003 Plan. A general description of the terms of the 2003 Plan is set forth below.
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
          Plan Administration. Our nominating and compensation committee, pursuant to delegated authority, currently administers the 2003 Plan.
          Eligibility. Under the 2003 Plan, awards may be issued to employees, directors or consultants of our company or our subsidiaries, although ISOs may only be issued to our employees or the employees of our subsidiaries.
          Acceleration of Awards upon Corporate Transactions or Changes in Control. The 2003 Plan provides for acceleration of awards upon the occurrence of specified corporate transactions or changes in control. In the event of certain corporate transactions, including specified types of reorganizations and acquisition transactions, each outstanding award granted under the 2003 Plan will automatically become fully vested and exercisable and be released from any restrictions on transfer (other than transfer restrictions applicable to the award) and repurchase or forfeiture rights immediately prior to the specified effective date of the corporate transaction, unless the award is assumed by the successor company or its parent company in connection with the corporate transaction. Upon consummation of the corporate transaction, each outstanding award will be terminated unless the award is assumed by the successor company or its parent company. Assumed options automatically become fully vested and exercisable if the grantee is terminated by the successor company without cause within 12 months of the corporate transaction. The above excludes any such transaction or series of related transactions that the administrator determines shall not be a corporate transaction.
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
          The administrator determined that the investment by MNC in April 2008 did not constitute a corporate transaction under the 2003 Plan.
          Evergreen Provision. The 2003 Plan includes a mechanism for an automatic annual increase in the number of ordinary shares available under the plan equal to the lesser of 2.5% of the total shares outstanding or 15,175,000 ordinary shares. This mechanism is known as an “evergreen provision.” Pursuant to the evergreen provision, as of January 2, 2008 the number of ordinary shares available under the 2003 Plan was increased by 6,007,283 shares, resulting in a total of 35,125,745 shares authorized for issuance under the 2003 Plan.
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
C. Board Practices
          For information regarding the terms of our current directors and the period during which our officers and directors have served in their respective positions, please refer to Item 6.A. “Directors and Senior Management.”
          During 2007, our board of directors met in person or by phone or passed resolutions by unanimous written consent eleven times. All of the directors who were serving in office during 2007 attended at least 75% of all the meetings of our board of directors and its committees on which such director served after becoming a member of our board of directors. We have no specific policy with respect to director attendance at our annual general meetings of shareholders. Our board has determined that two members of our board of directors, namely Mr. Hubbs and Mr. Wu, are “independent” as that term is defined in Rule 4200 of the listing standards of the Marketplace Rules of the Nasdaq Stock Market, Inc., or Nasdaq. As a “Controlled Company” as defined in the Nasdaq Marketplace Rules due to the fact that more than 50% of our voting power is held by MNC, we are exempted from the Nasdaq requirement that a majority of our directors qualify as independent directors.
          Our board has two committees: the audit committee and the nominating and compensation committee.
          During 2007, our audit committee met in person or by phone or passed resolutions by unanimous written consent nine times. The members of our audit committee are Thomas Hubbs (Chairperson) and Jun Wu. Muliawan Guptha has been designated as an observer to our audit committee. Derek Sulger served as a member of our audit committee until his resignation from our board in February 2007. Elaine La Roche and Allan Kwan served as members of our audit committee until their resignation from our board in April 2008. Our audit committee is composed solely of non-employee directors, as such term is defined in Rule 16b-3 under the Exchange Act, and our board of directors has determined that all members of our audit committee are “independent” as that term is defined in Rule 4200(a)(15) of the Marketplace Rules of Nasdaq. Our board has further determined that Mr. Hubbs is an “audit committee financial expert” as defined by applicable rules of the SEC.
          Our board of directors has adopted a written audit committee charter pursuant to which our audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls.

          Our nominating and compensation committee met in person or passed resolutions by unanimous written consent three times and held conference calls four times in 2007. The current members of our nominating and compensation committee are Felix Ali Chendra (Chairperson), Muliawan Guptha and Jun Wu. David C. Wang served as a member of our nominating and compensation committee until his resignation from our board in May 2007. Elaine La Roche and Allan Kwan served as members of our nominating and compensation committee until their resignation from our board in April 2008. Our nominating and compensation committee’s functions are to monitor the size and composition of our board of directors and consider and make recommendations to our board of directors with respect to the nomination or election of directors. Our nominating and compensation committee will consider and make recommendations to our board of directors regarding any shareholder recommendations for candidates to serve on our board of directors. Our nominating and compensation committee will review periodically whether a more formal policy should be adopted. Shareholders wishing to recommend candidates for consideration by our nominating and compensation committee may do so by writing to the Vice President of Legal Affairs of Linktone Ltd. at 12/F, Cross Tower, No. 318, Fu Zhou Road, Shanghai, 200001, People’s Republic of China, providing the candidate’s name, biographical data and qualifications, a document indicating the candidate’s willingness to act if elected, and evidence of the nominating shareholder’s ownership of our company’s ordinary shares or ADSs at least 120 days prior to the next annual general meeting to assure time for meaningful consideration by our nominating and compensation committee. There are no differences in the manner in which our nominating and compensation committee evaluates nominees for director based on whether the nominee is recommended by a shareholder. We currently do not pay any third party to identify or assist in identifying or evaluating potential nominees. This committee also reviews and makes recommendations to our board regarding our compensation policies and all forms of compensation, including annual salary and bonuses, to be provided to our executive officers and directors and reviews stock compensation arrangements for all of our other employees.
          No interlocking relationships have existed between our board of directors or nominating and compensation committee and the board of directors or compensation committee of any other company.
          We have an audit committee with less than three members, and our nominating and compensation committee is not comprised solely of independent directors. This home country practice of ours differs from Rules 4350(c) and 4350(d) of the Nasdaq Marketplace Rules in these areas, because there are no specific requirements under Cayman Islands law on the composition of audit committee, compensation committee and nominating committee.
D. Employees
          As of December 31, 2005, 2006 and 2007, we had 825, 624 and 380 full-time employees, respectively.
          The following table summarizes the functional distribution of our full-time employees as of December 31, 2005, 2006 and 2007:

	As of December 31,
Department	2005	2006	2007
Business Development	14	6	5
Customer Research	6	4	1
Customer Service	84	48	28
Finance	22	27	24

	As of December 31,
Department	2005	2006	2007
Human Resources	13	8	7
Investor Relations	3	1	1
Legal and Administrative	27	21	22
Sales and Marketing	196	182	90
Product Development	312	217	71
Technical Support	148	110	49
Media operation	—	—	82

Total	825	624	380

          Our product development and other departments also included 20 service professionals as of December 31, 2007.
          None of our personnel are represented under collective bargaining agreements. We consider our relations with our employees to be good.
E. Share Ownership
          The following table sets forth certain information known to us with respect to the beneficial ownership as of May 31, 2008 by:
•	all persons who are beneficial owners of five percent or more of our ordinary shares,

•	our current executive officers and directors, and

•	all current directors and executive officers as a group.
          As of May 31, 2008, 420,646,221 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. To our company’s knowledge and unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them.

	Number of Ordinary Shares
	Beneficially Owned
Name and Address of Beneficial Owners	Number	Percentage
5% or more shareholders
MNC International Limited (1)	240,000,000	57.1%
Merry Asia Limited (2)	22,786,130	5.4%

Executive Officers, Directors and Director Nominees (3)
Hary Tanoesoedibjo (1)	240,000,000	57.1%
Michael Guangxin Li (4)	1,968,750	*
Thomas Hubbs (5)	213,333	*
Jun Wu (6)	23,149,463	5.5%
Felix Ali Chendra	—	—
Muliawan Guptha	—	—

Number of Ordinary Shares
Beneficially Owned
Name and Address of Beneficial Owners	Number	Percentage
Anthony Chia	—	—
Jimmy Lai	—	—

*	Less than 1%.

(1)	Represents ordinary shares held by MNC International Limited is an integrated media company in Indonesia and is an indirect wholly-owned subsidiary of MNC. Hary Tanoesoedibjo is the Chief Executive Officer of MNC and a director of MNC International Limited and he disclaims beneficial ownership of these ordinary shares. The address of MNC International Limited is Menara Kebon Sirih, JL Kebon Sirih 17-19, Jakarta 10340, Indonesia.

(2)	Merry Asia Limited is a British Virgin Islands company which is 100% owned by one of our directors, Jun Wu. Its address is c/o Haw Technology Ltd., 18A1 Han Wei Plaza, 7 Guang Hua Road, Chao Yang District, Beijing, 100004, People’s Republic of China.

(3)	The address of our current executive officers and directors is c/o Linktone Ltd., 12/F, Cross Tower, No. 318, Fu Zhou Road, Shanghai 200001, People’s Republic of China.

(4)	Represents stock option to acquire 1,968,750 ordinary shares exercisable within 60 days of May 31, 2008. The option has an exercise price of $0.655 per ordinary share and an expiration date of April 3, 2016.

(5)	Includes 90,000 ordinary shares held by the Hubbs Family Trust, a revocable family trust, of which Mr. Hubbs and his spouse, Helen K. Hubbs, are the trustees. Also includes stock options to acquire an aggregate of 123,333 ordinary shares which are exercisable within 60 days of May 31, 2008. The options have the following features: (i) 33,333 of the options have an exercise price of $1.40 per ordinary share and an expiration date of March 3, 2014; (ii) 86,667 of the options have an exercise price of $1.018 per ordinary share and an expiration date of December 1, 2015; and (iii) 3,333 of the options have an exercise price of $0.212 per ordinary share and an expiration date of May 28, 2018.

(6)	Includes 22,786,130 ordinary shares held by Merry Asia Limited which is 100% owned by Mr. Wu. Also includes stock options held by Mr. Wu to acquire an aggregate of 363,333 ordinary shares which are exercisable within 60 days of May 31, 2008. The options have the following features: (i) 90,000 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2010; (ii) 250,000 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2011; (iii) 20,000 of the options have an exercise price of $1.018 per ordinary share and an expiration date of December 1, 2015; and (iv) 3,333 of the options have an exercise price of $0.212 per ordinary share and an expiration date of May 28, 2018.
          As of May 31, 2008, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.
          As of May 31, 2008, approximately 3,705,301 of our ordinary shares were held by 19 U.S. holders of record, excluding shares held by our ADS depositary bank, JPMorgan Chase Bank, N.A., on behalf of our ADS holders. JPMorgan Chase Bank, N.A. has advised us that as of that date, 23,694,092 ADSs representing 236,940,920 ordinary shares were held of record by the depositary. We have no further information as to ordinary shares held, or beneficially owned, by U.S. persons.
          Our major shareholders do not have different voting rights from each other or other shareholders of our company.

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
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
          Please refer to Item 6.E. “Directors, Senior Management and Employees — Share Ownership.”
B. Related Party Transactions
          See Item 4.A. “Information on the Company — History and Development of the Company” and Item 5. “Operating and Financial Review and Prospects — Our Corporate Structure” and “Operating and Financial Review and Prospects — Arrangements with Consolidated Affiliates” for information regarding our corporate structure and our arrangements with our consolidated affiliates.
          Our primary internal source of funds is dividend payments from Linktone Consulting, Huitong, Linktone Internet, Linktone Software, Wang You and Ruida. However, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, Linktone Consulting, Huitong, Linktone Internet, Linktone Software, Wang You and Ruida are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. Dividends paid to us by Brilliant and Beijing Ojava, which were incorporated in the British Virgin Islands, are not subject to tax.
C. Interests of Experts and Counsel
          Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
          See Item 18. “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.
A.7 Legal Proceedings
          We are currently a party to the following legal proceedings:
          In June 2006, Shenzhen Tencent Computer System Co., Ltd., or Tencent, which operates an instant messaging service platform QQ, filed a lawsuit against Weilan and Linktone Consulting alleging infringement of intellectual property rights of QQ and unfair competition and claiming damages of $0.6 million from us. We launched a platform called “iliao” or “ichat” in 2005 which Tencent claimed to be similar to its QQ. Our “iliao” platform was licensed from ACL Wireless Co., Ltd., or ACL, and we paid ACL certain monthly license fees. Based on advice from PRC legal counsel, our management believes that it is reasonably possible that we could incur a loss with respect to this litigation, whether through reaching a final judgment on the merits or through settlement. However, as of the date of the report, it is not possible to estimate the range of such loss, if any. Accordingly, no provision has been made as of December 31, 2007. This lawsuit is still in the discovery stage.

          In December 2006, Yuan Hang filed a lawsuit against Tencent for infringement of its registered trademarks for two of its most popular casual games, “Wa Ken” and “Bao Huang,” claiming damages of $0.7 million. Yuan Hang registered these trademarks in September 2003, and the lawsuit alleges similar games with the same names and trademarks appeared in the QQ game internet portal in February 2005. A PRC court ruled in favor of Tencent in a hearing held in August 2007. Yuan Hang appealed for a second hearing in November 2007, and the date of the second hearing has not been set. All the related legal costs have been recorded in our accounts, and no benefit from this claim has been recorded.
A.8 Dividend Policy
          We have never declared or paid any cash dividends on our ordinary shares, but it is possible that we may declare dividends in the future. We have historically retained earnings to finance operations and the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, operating results, capital requirements and such other factors as our board of directors deems relevant.
B. Significant Changes
          See Item 18. “Financial Statements” for information regarding significant changes to us since December 31, 2007.
Item 9. The Offer and Listing
          Not applicable except for Item 9.A.4. and Item 9.C.
          Our ADSs, each representing 10 of our ordinary shares, have been listed on the Nasdaq Global Market since March 4, 2004 and trade under the symbol “LTON.”
          The following table provides the high and low prices for our ADSs on the Nasdaq Global Market for (1) each year since our initial public offering, (2) each quarter in the two most recent financial years and the most recent quarter and (3) each of the most recent six months.

	Price Per ADS (US$)
	High	Low

Annual highs and lows
2004 (March 4, 2004 through December 31, 2004)	$19.50	$5.91
2005	$11.57	$6.00
2006	$10.92	$3.56
2007	$5.40	$2.03

Quarterly highs and lows
First Quarter 2006	$10.92	$6.47
Second Quarter 2006	$8.44	$5.21
Third Quarter 2006	$6.03	$3.56
Fourth Quarter 2006	$6.41	$4.40
First Quarter 2007	$5.40	$3.23
Second Quarter 2007	$3.75	$2.60
Third Quarter 2007	$4.40	$2.03
Fourth Quarter2007	$4.15	$2.41

	Price Per ADS (US$)
	High	Low

First Quarter 2008	$3.58	$2.62

Monthly highs and lows
December 2007	$3.49	$2.99
January 2008	$3.47	$2.88
February 2008	$3.58	$3.02
March 2008	$3.43	$2.62
April 2008	$2.76	$2.10
May 2008	$2.49	$2.05
Item 10. Additional Information
A. Share Capital
     Not applicable.
B. Memorandum and Articles of Association
          Please see “Description of Share Capital” in our registration statement on Form F-1 filed on February 17, 2004, as amended, with the SEC.
C. Material Contracts
          We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on the Company” or elsewhere in this annual report.
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
          Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and our board resolutions declaring the distribution of the dividend and payment of profits. Conversion of Renminbi into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans and security investment, is still subject to the approval of SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations to provide, among other things, that the State shall not impose restrictions on recurring international payments and transfers.
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
E. Taxation
          The following summary of the material Cayman Islands and United States federal income tax consequences relevant to the purchase, ownership or sale of our ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor depending on its individual circumstances. Accordingly, beneficial owners of shares should consult their own tax advisors regarding the application of the considerations discussed below to their particular situations and the consequences, including U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.
Cayman Islands Taxation
          There is, at present, no direct taxation in the Cayman Islands, and interest, dividends and gains payable to our company will be received free of all Cayman Islands taxes. We are registered as an “exempted company” pursuant to the Companies Law (as amended) of the Cayman Islands. We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of twenty years from such date, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation, or any tax in the nature of estate duty or inheritance tax, will apply to any property comprised in or any income arising under our company, or to the Shareholders thereof, in respect of any such property or income. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation
          The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of ordinary shares or ADSs. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended, or the Code, regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service, or the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences described below.
          This discussion does not address state, local, or foreign tax consequences of the ownership and disposition of ordinary shares or ADSs. (See “— Cayman Islands Taxation” above). The United States does not have an income tax treaty with the Cayman Islands.
          This summary is for general information only and does not address all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as: banks; financial institutions; insurance companies; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the United States; persons subject to the alternative minimum tax; persons holding ordinary shares or ADSs as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting stock; and U.S. Holders whose functional currency is other than the U.S. dollar.
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
          This summary is directed solely to persons who hold their ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment. For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of ordinary shares or ADSs that is any of the following:
•	a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust in existence on August 20, 1996 that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
          The term “Non-U.S. Holder” means a beneficial owner of ordinary shares or ADSs that is not a U.S. Holder. As described in “— Taxation of Non-U.S. Holders” below, the tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder.
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
          TAXATION OF U.S. HOLDERS
Passive Foreign Investment Company
          We generally will be a PFIC under Section 1297 of the Code if, for a taxable year, either (a) 75% or more of our gross income for such taxable year is passive income, or income test, or (b) 50% or more of the average percentage, generally determined by fair market value, of our assets during such taxable year either produce passive income or are held for the production of passive income, or the asset test. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.
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

          We believe that we were a PFIC for taxable years 2006 and 2007 and may be classified as a PFIC for the current taxable year of 2008. Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change. In addition, in valuing our assets, we have made a number of assumptions which we believe are reasonable. However, it is possible that the IRS may disagree with these assumptions, which may affect the determination of whether we are a PFIC in a given year. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will or will not be a PFIC for the current or any future taxable year.
          Default PFIC Rules under Section 1291 of the Code. If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds ordinary shares or ADSs. Since we believe that we were a PFIC for 2006 and 2007, if you held ordinary shares or ADSs in 2006 or 2007, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ordinary shares or ADSs. Even if you only began holding ordinary shares or ADSs in the current taxable year of 2008, if it turns out that we are a PFIC for 2008, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ordinary shares or ADSs. You may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default tax rules of Section 1291 of the Code discussed above) as if your ordinary shares or ADSs had been sold on the last day of the last taxable year for which we were a PFIC.
          If we are a treated as a PFIC with respect to you, the U.S. federal income tax consequences to you of the ownership and disposition of ordinary shares or ADSs will depend on whether you make an election to treat us as a qualified electing fund, or QEF, under Section 1295 of the Code, or QEF Election, or a mark-to-market election under Section 1296 of the Code, or Mark-to-Market Election. If you owned or own ordinary shares or ADSs while we were or are a PFIC and have not made either a QEF Election or a Mark-to-Market Election, you will be referred to in this summary as a “Non-Electing U.S. Holder.”
          If you are a Non-Electing U.S. Holder, you will be subject to the default tax rules of Section 1291 of the Code with respect to:
•	any “excess distribution” paid on ordinary shares or ADSs, which means the excess (if any) of the total distributions received by you during the current taxable year over 125% of the average distributions received by you during the three preceding taxable years (or during the portion of your holding period for the ordinary shares or ADSs prior to the current taxable year, if shorter); and

•	any gain recognized on the sale or other taxable disposition (including a pledge) of ordinary shares or ADSs.
          Under these default tax rules:
•	any excess distribution or gain will be allocated ratably over your holding period for the ordinary shares or ADSs;

•	the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC will be treated as ordinary income in the current taxable year;

•	the amount allocated to each of the other years will be treated as ordinary income and taxed at the highest applicable tax rate in effect for that year; and

•	the resulting tax liability from any such prior years will be subject to the interest charge applicable to underpayments of tax.
          In addition, notwithstanding any election you may make, dividends that you receive from us will not be eligible for the preferential tax rates applicable to QDI (as discussed below in “— Distributions on Ordinary Shares or ADSs”) if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but will instead be taxable at rates applicable to ordinary income.
          Special rules for Non-Electing U.S. Holders will apply to determine U.S. foreign tax credits with respect to foreign taxes imposed on distributions on ordinary shares or ADSs.
          If we are a PFIC in any year with respect to you, you will be required to file an annual return on IRS Form 8621 regarding distributions received on ordinary shares or ADSs and any gain realized on the disposition of ordinary shares or ADSs. Since we believe that we were a PFIC for 2007, if you held ordinary shares or ADSs in 2007, you are required to file IRS Form 8621 for 2007 and for all succeeding years during which we continue to be treated as a PFIC with respect to you. Alternatively, even if you only began holding ordinary shares or ADSs in the current taxable year of 2008, if it turns out that we are a PFIC for 2008, you will be required to file IRS Form 8621 for 2008 and for all succeeding years during which we continue to be treated as a PFIC with respect to you.
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

U.S. Federal Income Tax Consequences If We Are Not Treated as a PFIC
          The discussion in “— Distributions on Ordinary Shares or ADSs” and “— Dispositions of Ordinary Shares or ADSs” below describes the applicable U.S. federal income tax consequences to a U.S. investor in the event that that we are not treated as a PFIC for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see the discussion in “— Passive Foreign Investment Company” above.
          Distributions on Ordinary Shares or ADSs
          General. Subject to the discussion in “— Passive Foreign Investment Company” above, if you actually or constructively receive a distribution on ordinary shares or ADSs, you must include the distribution in gross income as a taxable dividend on the date of your (or in the case of ADSs, the depositary’s) receipt of the distribution, but only to the extent of our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles. Such amount must be included without reduction for any foreign tax withheld. Dividends paid by us generally will not be eligible for the dividends received deduction allowed to corporations with respect to dividends received from certain domestic corporations. Dividends paid by us may or may not be eligible for preferential rates applicable to qualified dividend income, as described below.
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
          Qualified Dividend Income. With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), for taxable years beginning before January 1, 2011, dividends that are treated as qualified dividend income (“QDI”) are taxable at a maximum tax rate of 15%. However, we believe that we were a PFIC in 2007 and may be a PFIC for the current taxable year of 2008, and as a result, dividends paid by us will likely not be treated as QDI.
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
          Dispositions of Ordinary Shares or ADSs
          Subject to the discussion in “Passive Foreign Investment Company” above, you generally will recognize taxable gain or loss realized on the sale or other taxable disposition of ordinary shares or ADSs equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the ordinary shares or ADSs. Such gain or loss will be capital gain or loss.
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
          TAXATION OF NON-U.S. HOLDERS
          Distributions on Ordinary Shares or ADSs
          Subject to the discussion in “— Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on distributions received on ordinary shares or ADSs, unless the distributions are effectively connected with your conduct of a trade or business in the United States and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the United States.
          If distributions are effectively connected with a U.S. trade or business and (if applicable) attributable to a U.S. permanent establishment, you generally will be subject to tax on such distributions in the same manner as a U.S. Holder, as described in “— Taxation of U.S. Holders — Distributions on Ordinary Shares or ADSs” above. In addition, any such distributions received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
          Dispositions of Ordinary Shares or ADSs
          Subject to the discussion in “— Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on any gain recognized on a sale or other taxable disposition of ordinary shares or ADSs, unless (i) the gain is effectively connected with your conduct of a trade or business in the United States and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the United States, or (ii) you are an individual and are present in the United States for at least 183 days in the taxable year of the disposition, and certain other conditions are met.
          If you meet the test in clause (i) above, you generally will be subject to tax on any gain that is effectively connected with your conduct of a trade or business in the United States in the same manner as a U.S. Holder, as described in “— Taxation of U.S. Holders — Dispositions of Ordinary Shares or ADSs” above. Effectively connected gain realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
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
          A substantial portion of our current operations is conducted in China through our wholly-owned subsidiaries which are incorporated in China, Hong Kong or the British Virgin Islands. All or most of our assets are located in China. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

          Walkers, our counsel as to Cayman Islands law, have advised that there is no statutory mechanism by which a judgment obtained in the United States courts can be recognized or enforced in the Cayman Islands. At common law, a foreign judgment which is in personam (a judgment against a person or other legal entity such as a company) may be recognized if:
(1)	the judgment debtor was, at the time the foreign proceedings were instituted, present in the foreign country (which could be presence thought an agent or representative office);

(2)	the judgment debtor was plaintiff, or counter-claimed, in the proceedings in the foreign country;

(3)	the judgment debtor, being a defendant in the foreign court, voluntarily submitted to the jurisdiction of that court by participating in the foreign proceedings; or

(4)	if the judgment debtor had, before the commencement of the foreign proceedings agreed, in respect of the subject matter of the proceedings, to submit to the jurisdiction of that court or the courts of that country.
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

F. Dividends and Paying Agents
          Not applicable.
G. Statement by Experts
          Not applicable.
H. Documents on Display
          We have previously filed with the SEC our registration statement on Form F-1 and prospectus under the Securities Act with respect to our ADSs.
          We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a Website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
          Our financial statements have been prepared in accordance with U.S. GAAP.
          In accordance with Nasdaq Marketplace Rule 4350(b), we will post this annual report on our website at http://english.linktone.com/aboutus/index.html. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.
          Nasdaq Marketplace Rule 4350(3) requires each listed issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Marketplace Rule 4350(a)(1) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Walkers, our Cayman Islands counsel, has provided a letter to Nasdaq certifying that under Cayman Islands law, we are not required to hold an annual shareholder meeting every year.
          We elected to follow home country practice with respect to annual shareholder meetings in 2007 and did not hold an annual shareholder meeting in 2007. We intend, however, to hold an annual shareholder meeting in 2008 and subsequent years.
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
Item 12. Description of Securities Other than Equity Securities
          Not Applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
          Not Applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
          None.
Item 15. Controls and Procedures
Evaluation of Controls and Procedures
          Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the fiscal year covered by this annual report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, our disclosure controls and procedures were effective. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure.
Management’s Report on Internal Control over Financial Reporting
          Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting based on criteria established in the Internal Control-integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.
          Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

          Our management has excluded Lang Yi from its assessment in respect of our internal control over financial reporting as of December 31, 2007. This is because we completed the acquisition of Lang Yi in a purchase business combination in December 2007. Lang Yi’s financial results (including push-down accounting) constitute less than 0.1% of our total gross revenues, net loss and net assets and approximately 3% of the total assets of our consolidated financial statement amounts as of and for the year ended December 31, 2007.
          PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, audited the effectiveness of our internal control over financial reporting as of December 31, 2007, as stated in its report, which is included in this annual report.
Changes in Internal Control Over Financial Reporting
          There were no changes in our internal controls over financial reporting identified in connection with the evaluation required by Rule 13a-15 or 15d-15 of the Exchange Act that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.
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
          The Code of Business Conduct is available on our Website at www.english.linktone.com. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public. Copies of the Code of Business Conduct will be provided to any shareholder upon written request to the Vice President of Legal Affairs of Linktone Ltd., 12/F, Cross Tower, No. 318, Fu Zhou Road, Shanghai, 200001, People’s Republic of China.
Item 16C. Principal Accountant Fees and Services
Disclosure of Fees Charged by Independent Accountants
          The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian CPAs Limited Company (our independent accountants from the fourth quarter of 2000 until the present time) for certain services rendered to our company during 2006 and 2007.

	For the year ended
	December 31,
	2006	2007
Audit fees (1)	$411,630	$800,885
Other fees (2)	108,000	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for our calendar year audits and reviews of financial statements.

(2)	“Other fees” means fees for preliminary audit procedures on internal control over financial reporting prior to the compliance date permitted by the SEC release on August 9, 2006.
Audit Committee Pre-approval Policies and Procedures
          Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company before that firm is retained for such services. The pre-approval procedures are as follows:
•	Any audit or non-audit service to be provided to us by the independent accountant must be submitted to our audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

•	Our audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.
Item 16D. Exemptions from the Listing Standards for Audit Committees
          We relied on an exemption from the independence standards contained in Rule 10A-3(b)(1)(iv) of the Exchange Act for the designation of Muliawan Guptha as an observer of our audit committee, and we determined that such reliance would not materially adversely affect the ability of our audit committee to act independently and to satisfy the other requirements of Rule 10A-3 of the Exchange Act.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
          None.
PART III
Item 17. Financial Statements
          The Company has elected to provide financial statements pursuant to Item 18.
Item 18. Financial Statements
          The consolidated financial statements for Linktone Ltd., its subsidiaries and its affiliated entities are included at the end of this annual report.

Item 19. Exhibits

Exhibit
Number	Document
1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 99.A to the Company’s Registration Statement on Form F-1 (Registration No. 333-142133) as filed with the SEC on April 16, 2007).

2.1	Specimen American Depositary Receipt of the Company (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form F-6 (Registration No. 333-112897) as filed with the SEC on February 17, 2004).

2.2	Specimen Share Certificate of the Company (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

2.3	Amended and Restated Deposit Agreement dated April 26, 2007 among the Company, JPMorgan Chase Bank, N.A. and owners and beneficial owners of the American Depositary Receipts issued thereunder (incorporated by reference to Exhibit A to the Company’s Registration Statement on Form F-6 (Registration No. 333-142133) as filed with the SEC on April 16, 2007).

4.1	Form of 2000-1 Employee Stock Option Scheme (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

4.2	Form of 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

4.3	Form of Indemnification Agreement with the Company’s directors and officers (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

4.4	Employment Agreement dated April 3, 2006 between the Company and Michael Guangxin Li (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.5	Translation of Sales Agreement in Relation to True Tone, Ringback Tone and IVR dated April 11, 2005 between Shanghai Huitong Information Co., Ltd. and Sony BMG Music Entertainment (Hong Kong) Ltd. (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the SEC on June 30, 2005).

4.6	Translation of Exclusive Technical Consulting and Services Agreement dated as of November 27, 2003 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

Exhibit
Number	Document
4.7	Translation of Exclusive Technical Consulting and Services Agreement dated as of November 27, 2003 between Shanghai Huitong Information Co., Ltd. and Shanghai Unilink Computer Co., Ltd. (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

4.8	Translation of Domain Name License Agreement dated as of November 27, 2003 between the Company and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 10.32 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

4.9	Translation of Domain Name License Agreement dated as of November 27, 2003 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Unilink Computer Co., Ltd. (incorporated by reference to Exhibit 10.33 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

4.10	Translation of Domain Name Assignment Agreement dated as of November 27, 2003 between Shanghai Weilan Computer Co., Ltd. and Shanghai Linktone Consulting Co., Ltd. (incorporated by reference to Exhibit 10.34 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

4.11	Translation of Domain Name License Agreement dated as of November 27, 2003 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 10.35 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

4.12	Translation of Trademark License Agreement dated as of November 27, 2003 between the Company and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 10.36 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

4.13	Translation of Trademark License Agreement dated as of November 27, 2003 between the Company and Shanghai Unilink Computer Co., Ltd. (incorporated by reference to Exhibit 10.37 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

4.14	Translation of Monternet™ MMS Cooperation Agreement dated June 25, 2003 between Shanghai Weilan Computer Co. Ltd. and China Mobile Communications Corporation (incorporated by reference to Exhibit 10.64 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on March 1, 2004).

4.15	Translation of Mobile Value-added Service Cooperation Agreement dated March 31, 2005 between Shanghai Weilan Computer Co., Ltd. and China United Telecommunications Corporation (incorporated by reference to Exhibit 4.50 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the SEC on June 30, 2005).

Exhibit
Number	Document
4.16	Translation of Music Copyright License Agreement, effective January 1, 2004, among Speedline Enterprise Limited, Shanghai Linktone Consulting Co., Ltd. and its affiliate, and Shanghai BigIn Digital Technology Co., Ltd. (incorporated by reference to Exhibit 10.68 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

4.17	Translation of Mobile Ringback Tone Contract dated January 18, 2005, between Shanghai Linktone Consulting Co., Ltd. and EMI Music (China) (incorporated by reference to Exhibit 4.55 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the SEC on June 30, 2005).

4.18	Translation of Software License Agreement dated January 1, 2005 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Company Limited (Short Message Platform System Software) (incorporated by reference to Exhibit 4.59 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.19	Translation of Software License Agreement dated January 1, 2005 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (Database Software) (incorporated by reference to Exhibit 4.60 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.20	Translation of Software License Agreement dated September 1, 2003 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (PETS Cellphone Games Software V1.0) (incorporated by reference to Exhibit 4.61 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2005).

4.21	Translation of Supplemental Agreement, dated July 1, 2005, to the Software License Agreement dated September 1, 2003 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (PETS Cellphone Games Software V1.0) (incorporated by reference to Exhibit 4.62 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.22	Translation of Software License Agreement dated January 1, 2004 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (Photos and Tones Cellphone Software V1.0) (incorporated by reference to Exhibit 4.63 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2005).

4.23	Translation of Supplemental Agreement, dated July 1, 2005, to the Software License Agreement dated January 1, 2004 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (Photos and Tones Cellphone Software V1.0) (incorporated by reference to Exhibit 4.64 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.24	Translation of Software License Agreement dated January 12, 2005 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (RBT Software V1.0) (incorporated by reference to Exhibit 4.65 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

Exhibit
Number	Document
4.25	Translation of Supplemental Agreement, dated July 1, 2005, to the Software License Agreement dated January 12, 2005 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (RBT Software V1.0) (incorporated by reference to Exhibit 4.66 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.26	Translation of Software License Agreement dated January 12, 2005 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (MMS Software V1.0) (incorporated by reference to Exhibit 4.67 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.27	Translation of Supplemental Agreement, dated July 1, 2005, to the Software License Agreement dated January 12, 2005 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (MMS Software V1.0) (incorporated by reference to Exhibit 4.68 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.28	Translation of Software License Agreement dated January 12, 2005 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (IVR Software V1.0) (incorporated by reference to Exhibit 4.69 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.29	Translation of Supplemental Agreement, dated July 1, 2005, to the Software License Agreement dated January 12, 2005 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (IVR Software V1.0) (incorporated by reference to Exhibit 4.70 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.30	Translation of Exclusive Consulting and Service Agreement dated January 1, 2005 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 4.71 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.31	Translation of Exclusive Consulting and Service Agreement dated July 1, 2005 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 4.72 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.32	Mobile Value-added Service Business Cooperation Agreement, between China Unicom and Shanghai Unilink, dated as of May 18, 2005 (incorporated by reference to Exhibit 4.73 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.33	Translation of Exclusive Consulting and Service Agreement dated June 1, 2005 between Shanghai Huitong Information Co., Ltd. and Hainan Zhong Tong Computer Co., Ltd. (incorporated by reference to Exhibit 4.80 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

Exhibit
Number	Document
4.34	Equity Transfer Agreement, dated June 15, 2005, by and among Shanghai Weilan Computer Co., Ltd., Yuan Jinhua, Zhao Teng, Jing Shengmei, Zhao Huiping, Chen Huawei and Huang Chang in relation to Hainan Zhong Tong Computer Co., Ltd. (incorporated by reference to Exhibit 4.81 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.35	Translation of Operating Agreement dated June 1, 2005 among Shanghai Huitong Information Co., Ltd., Hainan Zhong Tong Computer Co., Ltd., Yuan Jinhua and Zhao Teng (incorporated by reference to Exhibit 4.82 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.36	Translation of Cooperation Contract dated September 13, 2006 by and between Shanghai Zhongbang Culture Media Co., Ltd. and Shanghai Linktone Consulting Co., Ltd. (incorporated by reference to Exhibit 4.47 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.37	Translation of Equity Interests Pledge Agreement dated May 12, 2006 between Shanghai Linktone Consulting Co., Ltd. and Yao Baoxin (incorporated by reference to Exhibit 4.48 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.38	Translation of Equity Interests Pledge Agreement dated October 16, 2006 between Shanghai Linktone Consulting Co., Ltd. and Wang Wenlei (incorporated by reference to Exhibit 4.49 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.39	Translation of Contract Relating to the Exclusive Purchase Right of Equity Interest dated May 12, 2006 among Shanghai Weilan Computer Co., Ltd., Linktone Ltd. and Yao Baoxin (incorporated by reference to Exhibit 4.50 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.40	Translation of Contract Relating to the Exclusive Purchase Right of Equity Interest dated October 16, 2006 among Shanghai Weilan Computer Co., Ltd., Linktone Ltd. and Wang Wenlei (incorporated by reference to Exhibit 4.51 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.41	Translation of Loan Agreement dated May 12, 2006 between Linktone Ltd. and Yao Baoxin (incorporated by reference to Exhibit 4.52 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.42	Translation of Loan Agreement dated October 16, 2006 between Linktone Ltd. and Wang Wenlei (incorporated by reference to Exhibit 4.53 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.43	Translation of Operating Agreement dated October 16, 2006 among Shanghai Linktone Consulting Co., Ltd., Shanghai Weilan Computer Co., Ltd., Wang Wenlei and Yao Baoxin (incorporated by reference to Exhibit 4.54 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

Exhibit
Number	Document
4.44	Translation of Power of Attorney made by Yao Baoxin on May 12, 2006 (incorporated by reference to Exhibit 4.55 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.45	Translation of Power of Attorney made by Wang Wenlei on October 16, 2006 (incorporated by reference to Exhibit 4.56 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.46	Translation of Equity Interests Pledge Agreement dated April 1, 2006 between Shanghai Huitong Information Co., Ltd. and Zhangrong (incorporated by reference to Exhibit 4.57 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.47	Translation of Equity Interests Pledge Agreement dated November 16, 2006 between Shanghai Huitong Information Co., Ltd. and Hu Wenjun (incorporated by reference to Exhibit 4.58 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.48	Translation of Contract Relating to the Exclusive Purchase Right of Equity Interest dated April 1, 2006 among Shanghai Unlink Computer Co., Ltd., Linktone Ltd. and Zhang Rong (incorporated by reference to Exhibit 4.59 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.49	Translation of Contract Relating to the Exclusive Purchase Right of Equity Interest dated November 16, 2006 among Shanghai Unlink Computer Co., Ltd., Linktone Ltd. and Hu Wenjun (incorporated by reference to Exhibit 4.60 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.50	Translation of Loan Agreement dated April 1, 2006 between Linktone Ltd. and Zhang Rong (incorporated by reference to Exhibit 4.61 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.51	Translation of Loan Agreement dated November 16, 2006 between Shanghai Unlink Computer Co., Ltd., Linktone Ltd. and Hu Wenjun (incorporated by reference to Exhibit 4.62 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.52	Translation of Operating Agreement dated November 16, 2006 among Shanghai Huitong Information Co., Ltd., Shanghai Unlink Computer Co., Ltd., Zhang Rong and Hu Wenjun (incorporated by reference to Exhibit 4.63 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.53	Translation of Power of Attorney made by Zhang Rong on April 1, 2006 (incorporated by reference to Exhibit 4.64 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.54	Translation of Power of Attorney made by Hu Wenjun on April 1, 2006 (incorporated by reference to Exhibit 4.65 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

Exhibit
Number	Document
4.55	Translation of Cooperation Agreement on Mobile Monternet SMS effective as of December 1, 2006 between Liaoning Mobile Communications Co., Ltd. and Beijing LFmobile Technologies Co., Ltd. (incorporated by reference to Exhibit 4.67 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.56	Translation of Beijing Netcom Agreement on IVR Service (Happy Ring Bar) effective as of April 18, 2006 between China Netcom (Group) Co., Ltd., Beijing branch and Shanghai Unlink Computer Co., Ltd. (incorporated by reference to Exhibit 4.68 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.57	Translation of Cooperation Agreement on Developing Mobile Monternet SMS dated June 10, 2006 between Hainan Mobile Communications Co., Ltd. and Hainan Zhong Tong Computer & Network Co., Ltd. (incorporated by reference to Exhibit 4.69 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.58	Summary of Key Terms in Cooperation Framework Agreement dated October 25, 2006 between Youth League Internet, Film and Television Center and Beijing Lian Fei Wireless Communication Technology Co., Ltd. (incorporated by reference to Exhibit 4.72 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.59	Summary of Key Terms in Exclusive Advertisement Agency Agreement dated October 26, 2006 between Youth League Internet, Film and Television Center and Shanghai Ling Yu Culture Communication Co., Ltd. (incorporated by reference to Exhibit 4.73 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.60	Summary of Key Terms in Exclusive Cooperation Agreement on Value-Added Services dated January 8, 2007 between Shanghai Dong Fang Long Xin Media Co., Ltd. and Beijing Ojava Wireless Information Technology Co. Ltd. (incorporated by reference to Exhibit 4.74 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.61	Acquisition Agreement dated as November 28, 2007 between PT Media Nusantara Citra Tbk and Linktone Ltd. (incorporated by reference to Exhibit B to the Solicitation /Recommendation Statement on Schedule 14D-9 filed with the SEC on December 21, 2007).

4.62	Amendment to the Acquisition Agreement dated as of December 19, 2007 between PT Media Nusantara Citra Tbk and Linktone Ltd. (incorporated by reference to Exhibit C to the Solicitation /Recommendation Statement on Schedule 14D-9 filed with the SEC on December 21, 2007).

4.63	Translation of Contract regarding Exclusive Purchasing Right dated December 14, 2007 between Linktone Ltd., Chen Jin and Shanghai Langyi Advertising Co., Ltd.

4.64	Translation of Shares Pledge Contract dated December 14, 2007 between Shanghai Linktone Software Co., Ltd. and Chen Jin.

Exhibit
Number	Document
4.65	Translation of Loan Contract dated December 14, 2007 between Linktone Ltd. and Chen Jin.

4.66	Translation of Letter of Authorization dated December 14, 2007 by Chen Jin.

4.67	Translation of Contract regarding Exclusive Purchasing Right dated December 14, 2007 among Linktone Ltd., Gu Lei and Shanghai Langyi Advertising Co., Ltd.

4.68	Translation of Shares Pledge Contract dated December 14, 2007 between Shanghai Linktone Software Co., Ltd. and Gu Lei.

4.69	Translation of Loan Contract dated December 14, 2007 between Linktone Ltd. and Gu Lei.

4.70	Translation of Letter of Authorization dated December 14, 2007 by Gu Lei.

4.71	Translation of Cooperation Agreement on Promotion of Wireless Value-added Service dated October 8, 2007 between Beijing SingSung Media Technology Co., Ltd. and Shanghai Linktone Internet Technology Co., Ltd.

4.72	English summary of the Advertisement Operation Agreement dated November 20, 2007 between Tianjin Satellite Television and Shanghai Lang Yi Advertising Co., Ltd., and two supplemental agreements dated November 20, 2007, which were prepared in Chinese.

8.1	Significant Subsidiaries.

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2005).

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm.

15.2	Consent of Walkers.

15.3	Consent of Jun He Law Offices.

SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LINKTONE LTD.
By:	/s/ Jimmy Lai
Jimmy Lai
Chief Financial Officer

Date: June 30, 2008

LINKTONE LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
LINKTONE LTD.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Linktone Ltd. (the “Company”) and its subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting under item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As disclosed in Note 4(j) to the consolidated financial statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No.109, Accounting for Income Taxes. Also, as disclosed in Note 4(m) to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payments.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Report on Internal Control over Financial Reporting under item 15 of the accompanying Form 20-F, management has excluded Shanghai Lang Yi Advertising Co., Ltd. (“Lang Yi”) from its assessment of internal control over financial reporting as of December 31, 2007 because it was acquired by the Company in a purchase business combination in December 2007. We have also excluded Lang Yi from our audit of internal control over financial reporting. Langyi’s financial statements (including push-down accounting) constitute less than 0.1% of gross revenues, net loss and net assets; and approximately 3% of the total assets of the related consolidated financial statement amounts of the Company as of and for the year ended December 31, 2007.
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, People’s Republic of China
June 30, 2008

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)

		As of December 31,
	Note	2006	2007
Assets
Current assets:
Cash and cash equivalents	7	$51,445,086	$39,325,584
Restricted cash		—	320,938
Short term investments	8	1,012,230	2,315,334
Accounts receivable, net	9	12,371,700	10,164,756
Tax refund receivable	10	784,506	710,683
Deposits and other receivables	11	3,813,562	12,772,061
Deferred tax assets	20	1,020,608	1,161,652

Total current assets		70,447,692	66,771,008
Property and equipment, net	12	2,852,735	2,258,814
Intangible assets	13	2,162,993	1,691,554
Goodwill	6	16,518,898	14,611,620
Deferred tax assets	20	691,321	608,676
Other long term assets	14	5,475,631	4,403,266

Total assets		$98,149,270	$90,344,938

Liabilities and shareholders’ equity Current liabilities:
Taxes payable	15	$3,011,537	2,774,827
Accrued liabilities and other payables	16	5,109,264	9,273,532
Deferred revenue		247,823	857,812
Deferred tax liabilities	20	576,600	644,958

Total current liabilities		$8,945,224	$13,551,129

Other long term liabilities		55,203	—

Total liabilities		$9,000,427	$13,551,129

Commitments and contingencies	24
Minority interests		—	108,066
Shareholders’ equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 260,870,940 and 240,291,330 shares issued and outstanding as of December 31, 2006 and December 31, 2007)		26,087	24,029
Additional paid-in capital	22	77,041,914	72,202,172
Treasury stock	22	(11,362,575)	—
Statutory reserves	19	2,344,525	2,360,408
Accumulated other comprehensive income
Unrealized gain on investment on marketable securities		33,177	—
Cumulative translation adjustments		2,172,265	4,717,115
Retained earnings/(accumulated losses)		18,893,450	(2,617,981)

Total shareholders’ equity		89,148,843	76,685,743

Total liabilities and shareholders’ equity		$98,149,270	$90,344,938

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except per share data)

		For the year ended December 31,
	Note	2005	2006	2007
Gross revenues	17
- VAS		$72,233,608	$78,040,245	$48,287,549
- Casual		1,374,995	1,467,409	1,427,246
- Advertising		—	334,040	5,389,982

		$73,608,603	$79,841,694	$55,104,777

Sales tax	17
- VAS		(3,048,686)	(3,197,913)	(1,677,300)
- Casual games		(72,661)	(82,099)	(74,217)
- Advertising		—	(25,532)	(451,766)

		(3,121,347)	(3,305,544)	(2,203,283)

Net revenues	17
- VAS		69,184,922	74,842,332	46,610,249
- Casual games		1,302,334	1,385,310	1,353,029
- Advertising		—	308,508	4,938,216

		70,487,256	76,536,150	52,901,494

Cost of services	17
- VAS		(26,309,813)	(28,431,871)	(20,306,906)
- Casual games		(173,881)	(222,566)	(70,889)
- Advertising		—	(328,390)	(11,229,604)

		(26,483,694)	(28,982,827)	(31,607,399)

Gross profit	17	44,003,562	47,553,323	21,294,095

Operating expenses:
Product development		(6,229,976)	(7,372,074)	(5,506,938)
Selling and marketing		(14,719,763)	(22,728,906)	(16,432,105)
General and administrative		(11,786,995)	(11,789,984)	(11,762,028)
Provisions for impairment	6,11,14	—	—	(5,142,396)

Total operating expenses		(32,736,734)	(41,890,964)	(38,843,467)

Income/(loss) from operations		11,266,828	5,662,359	(17,549,372)
Interest income		1,965,801	1,589,180	1,111,337
Other income, net		720,763	862,830	467,690

Income/(loss) before tax		13,953,392	8,114,369	(15,970,345)
Income tax expense	20	(1,504,329)	(1,267,183)	(433,657)
Minority interest		—	(54,595)	—

Net income/(loss)		$12,449,063	$6,792,591	$(16,404,002)

Other comprehensive income		791,662	1,478,605	2,511,673

Comprehensive income/(loss)		$13,240,725	$8,271,196	$(13,892,329)

Earnings/(loss) per ordinary share:	25
Basic		$0.05	$0.03	$(0.07)

Diluted		$0.05	$0.03	$(0.07)

Weighted average ordinary shares:
Basic		257,020,040	253,850,193	239,499,334

Diluted		275,385,579	259,529,531	239,499,334

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In U.S. dollars, except share data)

							Accumulated	Retained
			Additional		Deferred		other	earnings/	Total
	Ordinary shares		paid-in	Treasury	stock based	Statutory	comprehensive	(Accumulated	shareholders’
	Shares	Amount	capital	Stock	compensation	reserves	income/(loss)	losses)	equity
Balance as of December 31, 2004	253,772,990	$25,377	$78,345,352	$—	$(1,227,018)	$1,531,760	$(64,825)	$9,058,442	$87,669,088
Issuance of ordinary shares from exercise of stock options	6,924,910	693	568,777	—	—	—	—	—	569,470
Retirement of shares from stock repurchase	(3,380,000)	(338)	(1,024,651)	—	—	—	—	(2,376,808)	(3,401,797)
Deferred stock—based compensation	—	—	785,407	—	1,227,018	—	—	—	2,012,425
Other comprehensive income:
Translation adjustment	—	—	—	—	—	—	823,301	—	823,301
Unrealized loss on investments in marketable securities	—	—	—	—	—	—	(31,639)	—	(31,639)
Net income	—	—	—	—	—	—	—	12,449,063	12,449,063
Appropriation to Statutory reserves	—	—	—	—	—	476,016	—	(476,016)	—

Balance as of December 31, 2005	257,317,900	$25,732	$78,674,885	$—	$—	$2,007,776	$726,837	$18,654,681	$100,089,911
Issuance of ordinary shares from exercise of stock options	16,839,040	1,684	857,574	—	—	—	—	—	859,258
Retirement of shares from stock repurchase	(13,286,000)	(1,329)	(3,949,103)	—	—	—	—	(6,217,073)	(10,167,505)
Treasury stocks	—	—	—	(11,362,575)	—	—	—	—	(11,362,575)
Stock—based compensation	—	—	1,458,558	—	—	—	—	—	1,458,558
Other comprehensive income:
Translation adjustment	—	—	—	—	—	—	1,349,111	—	1,349,111
Unrealized gain on investments in marketable securities	—	—	—	—	—	—	129,494	—	129,494
Net income	—	—	—	—	—	—	—	6,792,591	6,792,591
Appropriation to Statutory reserves	—	—	—	—	—	336,749	—	(336,749)	—

Balance as of December 31, 2006	260,870,940	$26,087	$77,041,914	$(11,362,575)	$—	$2,344,525	$2,205,442	$18,893,450	$89,148,843

Issuance of ordinary shares from exercise of stock options	1,075,400	107	87,270	—	—	—	—	—	87,377
Retirement of treasury stocks	(21,655,010)	(2,165)	(6,268,864)	11,362,575	—	—	—	(5,091,546)	—
Stock—based compensation	—	—	1,341,852	—	—	—	—	—	1,341,852
Other comprehensive income:
Translation adjustment	—	—	—	—	—	—	2,544,850	—	2,544,850
Realized gain on investments in marketable securities	—	—	—	—	—	—	(33,177)	—	(33,177)
Net loss	—	—	—	—	—	—	—	(16,404,002)	(16,404,002)
Appropriation to Statutory reserves	—	—	—	—	—	15,883	—	(15,883)	—

Balance as of December 31, 2007	240,291,330	$24,029	$72,202,172	$—	$—	$2,360,408	$4,717,115	$(2,617,981)	$76,685,743

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	For the year ended December 31,
	2005	2006	2007
Cash flow from operating activities
Net income/(loss)	$12,449,063	$6,792,591	$(16,404,002)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation costs	2,012,425	1,458,558	1,341,852
Loss on disposal of property and equipment	—	55,254	38,256
Provisions for impairment	—	—	5,142,396
Depreciation	1,419,609	1,843,997	1,479,074
Amortization/write off of intangible assets	760,299	1,931,361	1,587,569
Provision for bad debt accounts	(190,054)	361,102	295,078
Deferred income tax benefits	(914,668)	(171,172)	(49,111)
Loss on foreign exchange	36,415	50,676	157,669
Realized gain on short term investments	(1,060,041)	(1,258,818)	(901,586)
Changes in assets and liabilities, net of effect of acquisitions:

Accounts receivable	(4,550,229)	4,136,728	2,622,843
Tax refund receivable	532,431	1,372,894	122,868
Deposits and other receivables	(561,247)	359,967	(7,294,672)
Taxes payable	689,980	(2,987,805)	(364,599)
Accrued liabilities and other payables	(1,062,039)	177,999	1,977,831

Net cash provided by/(used in) operating activities	9,561,944	14,123,332	(10,248,534)

Cash flow from investing activities

Purchase of property and equipment	(1,967,541)	(1,249,298)	(787,160)
Purchase of intangible assets	(306,050)	(124,735)	—
Purchase of television advertising rights	—	(4,802,336)	—
Proceeds from sale of short term investments	27,001,194	41,990,510	10,210,265
Proceed from disposals of property and equipment	—	1,295	22,518
Cash received from loan receivable	—	—	90,354
Cash paid for investments deposit	—	—	(2,470,382)
Cash paid for short term investments	(52,692,957)	—	(10,451,999)
Cash paid for business acquisitions, net off cash acquired	(5,459,324)	(14,818,906)	(221,902)
Cash paid for loan receivable	(581,782)	(176,666)	—
Cash paid to staff for business acquisitions	(433,694)	—	—

Net cash (used in)/provided by investing activities	(34,440,154)	20,819,864	(3,608,306)

Cash flow from financing activities:
Proceeds from the exercise of stock options	569,470	859,258	87,377
Cash paid for repurchase of stock	(3,401,797)	(21,530,080)	—

Net cash (used in)/provided by financing activities	(2,832,327)	(20,670,822)	87,377

Effect of exchange rate change on cash	549,586	920,034	1,649,961
Net (decrease)/increase in cash and cash equivalents	(27,160,951)	15,192,408	(12,119,502)
Cash and cash equivalents, beginning of year	63,413,629	36,252,678	51,445,086

Cash and cash equivalents, end of year	$36,252,678	51,445,086	39,325,584

Supplemental disclosures of cash flow information
Cash paid during the year for:
Cash paid for business and other taxes on revenues	$(8,800,560)	$(9,991,035)	$(5,385,888)
Cash received for value added tax refund	4,960,196	6,233,769	2,630,474
Cash paid for income tax	(607,940)	(2,652,773)	(317,380)
Cash paid for interest	—	—	—
The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
1 Organization and Nature of Operations
     Linktone Ltd. (“Linktone” or the “Company”), a Cayman Islands corporation, is a provider of telecom value added services (“VAS”), online casual games and advertising services to consumers and enterprises in the People’s Republic of China (“PRC”).
     The accompanying consolidated financial statements include the results of operations of the Company, its subsidiaries, Shanghai Linktone Consulting Co., Ltd. (“Linktone Consulting”), Shanghai Huitong Information Co., Ltd. (“Huitong”), Shanghai Linktone Internet Technology Co., Ltd. (“Linktone Internet”), Shanghai Linktone Software Co., Ltd. (“Linktone Software”), Brilliant Concept Investment Ltd. (“Brilliant”), Wang You Digital Technology Co., Ltd. (“Wang You”), Ojava Overseas Limited (“Ojava Overseas”), Beijing Ruida Internet Communication Technology Co., Ltd. (“Ruida”), Noveltech Enterprises Limited (“Noveltech”) and Linktone Media Limited (“Linktone Media”), and variable interest entities (“VIE” or “VIEs”) for which the Company is the primary beneficiary. Noveltech and Linktone Media are investment holding companies, incorporated in Hong Kong, the Special Administrative Region (“SAR”) of the PRC, on October 8, 2007. Linktone’s investments in Linktone Consulting, Huitong and Linktone Internet had been transferred to Noveltech. Linktone’s investment in Linktone Software is in the process of being transfered to Linktone Media. The Company, its subsidiaries and consolidated VIEs (see below) are collectively referred to as the “Group”.
     The business in which the Group is engaged is subject to a number of industry-specific risk factors, including, but not limited to, dependence on mobile and fixed line network operators and satellite television stations, rapid development of the market, large number of competitors, and evolving regulatory environment.
     To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide value-added telecommunications services, which includes telecom value-added services, internet content services, television content production and advertising services, the Company conducts substantially all of its operations via its VIEs. These VIEs are wholly owned by certain employees and former employees of the Company. The capital is funded by the Company and recorded as interest-free loans to these PRC employees. The loans for capital injection are eliminated with the capital of the VIEs during consolidation.
     Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to the Company’s subsidiaries in the PRC when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs are assigned to the Company and the Company has the right to appoint all directors and senior management personnel of the VIEs. As of December 31, 2007, the Company has entered into consulting service and or software licensing agreements with these VIEs under which the Company provides consulting and software products to these VIEs in exchange for substantially some or all net income of the VIEs. In addition, employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the fees for consulting services and use of software due to the Company. The interest-free loans to the employee shareholders of VIEs listed below as of December 31, 2006 and 2007 were $13.1 million and $13.3 million, respectively.
     The following is a summary of the VIEs of the Company:
•	Shanghai Weilan Computer Co., Ltd. (“Weilan”), a PRC company controlled through contractual agreements. Weilan was registered on December 2, 1999 and is 50% owned by each of two of the Company’s employees, Baoxin Yao and Wenlei Wang. As of December 31, 2006 and 2007, total interest free loans to shareholders amounted to $0.6 million.

•	Shanghai Unilink Company Ltd. (“Unilink”), a PRC company controlled through contractual agreements. Unilink was registered in June 2003 and is 50% owned by each of two of our former employees, Rong Zhang and Wenjun Hu. As of December 31, 2006 and 2007, total interest free loans to shareholders amounted to $1.2 million.

•	Shenzhen Yuan Hang Technology Co., Ltd. (“Yuan Hang”), a PRC company controlled through contractual agreements. Yuan Hang was registered in June 2001 and acquired by the Company in May 2005 (note 5). Yuan Hang is 50% owned by the Company’s employees, Yuming Cai and 50% owned by the Company’s former employee, Xuan Fan. As of December 31, 2006 and 2007, total interest free loans to shareholders amounted to $0.6 million.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
1 Organization and Nature of Operations (cont’d)
•	Beijing Cosmos Digital Technology Co., Ltd. (“Cosmos”), a PRC company controlled through contractual agreements. Cosmos was registered in May 2003 and acquired by the Company in June 2005 (note 5). Cosmos is 50% owned by each of two of the Company’s employees, Hongjie Qi and Miao Yan. As of December 31, 2006 and 2007, total interest free loans to shareholders amounted to $4.1 million.

•	Hainan Zhong Tong Computer Network Co., Ltd. (“Zhong Tong”), a PRC company controlled through contractual agreements. Zhong Tong was registered in October 2000, and acquired by the Company in June 2005 (note 5). Zhong Tong is 50% owned by each of the two of the Company’s former employees, Yi Huang and Teng Zhao. As of December 31, 2006 and 2007, total interest free loans to shareholders amounted to $1.7 million.

•	Beijing Lian Fei Wireless Communication Technology Co., Ltd. (“Lian Fei”), a PRC company controlled through contractual agreements. Lian Fei was registered in June 2002, and acquired by the Company in June 2005 (note 5). Lian Fei is 50% owned by each of two of the Company’s former employees, Jing Wang and Rong Li. As of December 31, 2006 and 2007, total interest free loans to shareholders amounted to $2.0 million.

•	Shanghai Qimingxing E-commerce Co., Ltd. (“Qimingxing”), a PRC company controlled through contractual agreements. Qimingxing was registered in February 2000, and acquired by the Company in August 2005 (note 5). Qimingxing is 50% owned by each of two of the Company’s former employees, Qian Di and Lijin Shen. As of December 31, 2006 and 2007, total interest free loans to shareholders amounted to $1.9 million.

•	Beijing Ojava Wireless Information Technology Co., Ltd. (“Beijing Ojava”), a PRC company controlled through contractual agreements. Beijing Ojava was registered in February 2004, and acquired by the Company in January 2006 (note 5). Beijing Ojava is 50% owned by each of the two of the Company’s former employees, Xinyong Ding and Jun Xi. As of December 31, 2006 and 2007, total interest free loans to shareholders amounted to $1.0 million.

•	Shanghai Ling Yu Culture and Communication Co., Ltd. (“Ling Yu”), a PRC company controlled through contractual agreements. Ling Yu was established in November 2006. Ling Yu is 50% owned by Unilink and 50% owned by Qimingxing.
     In January 2007, the Company established Zhong Qing Wei Lian Cultural Communication Co.,Ltd, (“Wei Lian”) to produce and source television and interactive wireless programs for Qinghai Satellite Television (“QTV”). Wei Lian is 60% owned by Weilan and 40% owned by Lian Fei.
     In February 2007, the Company acquired a VIE, Beijing Lianyu Interactive Technology Development Co., Ltd. (“Lianyu”) (note 5). Lianyu, a PRC company controlled by Linktone through contractual agreements, was registered in February 2006. Lianyu is 60% owned by the Company’s employee, Zhi Wang and 40% owned by the Company’s employee, Lianxi Yang. As of December 31, 2007, total interest free loans to shareholders amounted to $0.2 million.
     In December 2007, the Company acquired a VIE, Shanghai Lang Yi Advertising Co., Ltd. (“Lang Yi”), see note 5. Lang Yi, a PRC company controlled by Linktone through contractual agreements, was registered in September 2006. Lang Yi is 90% owned by the Company’s employee, Lei Gu and 10% owned by the Company’s employee, Jing Chen.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
1 Organization and Nature of Operations (cont’d)
     All the above VIEs are engaged in the business of providing VAS to mobile and fixed line phone users in China via third party operators except Yuan Hang, Ling Yu, Wei Lian and Lang Yi. Yuan Hang is engaged in providing online gaming services in China while Ling Yu and Lang Yi are engaged in the advertising service business. Wei Lian was dormant in 2007 but started its television and interactive wireless programs production and sourcing business in 2008.
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
     The Company has adopted Financial Accounting Standard Board Interpretation No. 46R (“FIN 46R”), Consolidation of variable interest entities — an interpretation of ARB No. 51, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.
     The Company began to consolidate the operating results of acquired subsidiaries and VIEs as follows:
(a)	Brilliant, Wang You and Yuan Hang from June 2005;

(b)	Cosmos, Zhong Tong and Lian Fei from July 2005;

(c)	Qimingxing from September 2005;

(d)	Ojava Overseas, Ruida and Beijing Ojava from February 2006;

(e)	Lianyu from March 2007, and

(f)	Lang Yi from December 2007.
(b) Cash equivalents
     The Group considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are composed primarily of investments in commercial paper and money market accounts that are stated at costs, plus accrued interest, which approximates fair value.
     Cash that is legally restricted for withdrawal or use is recorded as restricted cash.
(c) Short-term investments
     Short-term investments comprise time deposits with maturity terms of three months or more but due within one year and marketable securities. The marketable securities are classified as available-for-sale and carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income. Management determines the appropriate classification of its short-term investments and re-evaluates such determination at each balance sheet date.

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
Accounts receivable in the balance sheets are stated net of such allowance of $509,339 and $804,417 as of December 31, 2006 and 2007, respectively.
(e) Property and equipment, net
     Property and equipment are stated at cost less accumulated depreciation.
     Property and equipment are depreciated over their estimated useful lives on a straight-line basis with an estimated residual value of zero. The estimated useful lives are as follows:

Office equipment	12-36 months
Computer hardware and other equipment	36-60 months
Leasehold improvements	the shorter of their estimated useful lives or the lease term
     Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the relevant assets, and is recognized in the statement of operations.
(f) Goodwill and intangible assets
     Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries and variable interest entities. The Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Intangible Assets” (“SFAS 142”). Under SFAS 142, goodwill is no longer amortized, but tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company assesses goodwill for impairment in accordance with SFAS 142. In December of each year, the Company tests impairment of goodwill at the reporting unit level, defined as the operating segment or one level, and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit. The provisions of FAS 142 require that a two-step test be performed to assess goodwill for impairment. First, the fair value of each reporting unit is compared to its carrying value, including goodwill. The Company generally determines the fair value of its reporting units using the income approach. If the carrying value of a reporting unit exceeds its fair value, the second step shall be performed and an impairment loss equal to the difference between the implied fair value of reporting unit’s goodwill and the carrying amount of the goodwill will be recorded. In December, 2007, an impairment provision of $2 million had been recorded against goodwill arising from the acquisition of Brilliant Group, see Note 6.
     The Company applies the criteria specified in SFAS No. 141 “Business Combinations” (“SFAS 141”) to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criteria. Under SFAS 142, intangible assets with definite lives are amortized over their estimated useful life. Intangible assets, such as purchased technology, licenses, domain names, partnership, and non-compete agreements, arising from the acquisitions of subsidiaries and variable interest entities are recognized and measured at fair value upon acquisition. Intangible assets are amortized over their estimated average useful lives from one to four years. The Company reviews the amortization methods and estimated useful lives of intangible assets regularly.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
4 Summary of significant accounting policies (cont’d)
(g) Impairment of long-lived assets and intangible assets
     Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of the long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. The Company recognizes impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. The Company recorded an impairment provision of $2,470,382 against an investment deposit, see Note 14. No impairment of other long-lived assets and intangible assets was recognized for any of the years presented.
(h) Television advertising rights
     Television advertising rights for QTV is stated at cost less accumulated amortization and amortized over the contract period.
(i) Revenue and cost of services recognition
     Telecom value added services
     A high proportion of the Group’s revenues are derived from entertainment-oriented telecom value-added services including Short Messaging Services (“SMS”), Multimedia Messaging Services (“MMS”), Wireless Application Protocol (“WAP”), JavaTM (“Java games”), Interactive Voice Response Services (“IVR”) and Ring Back (“RB”) services (IVR and RB, collectively known as “Audio Related Services”) to phone users through various subsidiaries of China Mobile Communications Corporation (“China Mobile”), China United Communications Corporation (“China Unicom”), China Telecom Corporation and China Netcom Corporation (collectively the “Operators”). Fees for these services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered.
     The Group recognizes all revenues in the period in which the services are performed, provided that persuasive evidence of a contractual arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. A substantial portion of the Group’s revenue is recorded based on monthly statements received from provincial level subsidiaries of the Operators. In certain instances, when a statement is not received within a reasonable period of time, the Group is required to make an estimate of the revenues and cost of services earned during the period covered by the statement. On a quarterly basis, the Group evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. For the years ended December 31, 2005, 2006, and 2007 approximately 2%, 0.5% and 1.2% of the Group’s revenues were estimated respectively.
     The Group contracts with the Operators for the transmission of telecom value-added services as well as for billing and collection services. The Group measures its revenues based on the total amount paid by its customers, for which the Operators bill and collect on the Group’s behalf. For this billing and collection service, the Operators retain a fixed percentage fee, which is reflected as a cost of services in the financial statements. In addition, for SMS and MMS services, the Operators charge the Group a network usage fee based on a fixed per message rate multiplied by the excess of messages sent over messages received. These network usage fees are likewise retained by the Operators, and are reflected as a cost of services in the financial statements. Network usage fees charged to the Group are reduced for messages received by the Group because the Operators separately charge the sender a fee for these transmissions. The Group has assessed its relationship with the Operators and the terms of the fee arrangements under Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting revenue gross as a principal versus net as an agent”, and has concluded that reporting the gross amount billed to its customer is appropriate.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
4 Summary of significant accounting policies (cont’d)
(i) Revenue and cost of services recognition (cont’d)
     The Group licenses content from independent content providers. Certain of these agreements determine the fees payable for content based on a percentage of revenues of the Group generated from the use of the content. The Group records its revenues inclusive of fees to be paid to content providers as the Group acts as the principal in these arrangements. The fees paid to content providers are recorded in cost of services.
Advertising and product promotion sponsorship services
     The Group through its VIE, Ling Yu acts as the exclusive advertising agent for QTV. The Group receives advertising revenue from selling advertising time slots and program sponsorships on QTV. Advertising revenues are recognized ratably over the displayed period of the contract. Payments for advertising received in advance are deferred until earned. Revenue contracts for product promotion sponsorship consists of multiple deliverables which usually include revenue from providing advertisement placements on QTV and various website channels, producing television programs, organizing product promotion events and press conferences. In accordance with EITF No. 00-21, “Accounting for revenue arrangements with multiple deliverables”, these contracts are broken down into single element arrangements based on their relative fair value for revenue recognition purposes. The Company recognizes revenue on the elements delivered and defers the recognition of revenue for the fair value of the undelivered elements until the remaining obligations have been satisfied.
     Costs of advertising and product promotion sponsorship revenues consist of depreciation of equipment, amortization of costs in connection with television advertising rights, annual operating and management fees, program production, landing fees and purchasing costs and fees paid to third parties associated with product promotion sponsorship projects.
Casual online game service
     The Group currently provides its casual online game services through its subsidiaries, Brilliant and Wang You, and VIE, Yuan Hang. The Group receives subscription fees from distributors for the sales of game cards, in either physical or virtual form, with certain number of game points incorporated in the cards. The corresponding revenue is recognized as the game points are consumed by game players in games. Any sold game cards which are not activated by users and activated points which are not consumed in games constitute deferred revenue. The costs of casual online game services include the cost of producing the game cards and bandwidth and sever leasing charges.
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
(j) Income and other taxes (cont’d)
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
     Effective from January 1, 2007, the Group adopted FIN No. 48, accounting for Uncertainty in Income Taxes (“FIN 48”). This interpretation requires that the Company recognizes and discloses in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. This interpretation also provides guidance on derecognition, measurement and classification of income tax uncertainties, along with any related interest charges and penalties, accounting for income taxes in interim periods and income tax disclosures. The Company did not have any adjustment to the opening balance of retained earnings as of January 1, 2007 as a result of the implementation of FIN 48. Interest expense and penalties related to uncertain income tax liabilities are classified as income tax expense, see note 20.
(k) Advertising expenses
     Advertising expenses generally represent the cost of promotions to create or stimulate a positive image of the Group or a desire to buy the Group’s products and services, and are expensed as incurred. Advertising expenses totaled $6,151,167, $10,172,051 and $7,156,633 during the years ended December 31, 2005, 2006 and 2007, respectively.
(l) Product development expenses
     Product development expenses consist primarily of compensation and related costs for employees associated with the development of the content of the Group’s products and development, enhancement to and maintenance of related product technical platforms and customer databases.
     The Group accounts for the cost of developing the content of the products in accordance with SFAS 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed” and would capitalize, if criteria under SFAS 86 were met, direct costs incurred during the development phase and amortize on a straight-line basis over the estimated product life or on the ratio of current revenues to total projected product revenue, which ever is greater.
     The Group accounts for product development costs of the technical platform and customer database under Statement of Position ( “SOP”), SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”, and would capitalize, if criteria under SOP 98-1 were met, direct costs associated in developing or obtaining internal-use computer software during the application development stage. Costs incurred in the enhancement and maintenance of the Group’s existing platforms and database are charged to product development expense as incurred.
     To date, the amount of costs qualifying for capitalization under SFAS 86 and SOP 98-1 has been immaterial and as a result, all product development costs have been expensed as incurred.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
4 Summary of significant accounting policies (cont’d)
(m) Share-based compensation
     Effective January 1, 2006, the Group adopted the provisions of SFAS 123R, Share-Based Payment for share-based employee compensation arrangements. The statement requires the measurement of the cost of employee services received in exchange for an award of equity instruments (such as employee stock options) at the fair value on the grant date. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (the requisite service period). The Group recognizes the compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period of the award. Forfeitures are estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates. Upon adoption, the Group elected the modified prospective method and therefore did not restate results for prior periods. The valuation provisions of SFAS 123R apply to new grants and unvested grants that were outstanding as of the effective date. Estimated compensation for unvested grants as of the effective date are recognized over the remaining service period.
(n) Subsidy income
     Local governments in some provinces in China grant the Group subsidy income based on a certain percentage of business taxes and income taxes paid by the Group either on a monthly or annually basis. The Group records this local government subsidy income in other income as the income is received. Local government subsidy income totaled $618,812, $611,394 and $464,836 during the years ended December 31, 2005, 2006 and 2007, respectively.
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

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
4 Summary of significant accounting policies (cont’d)
(r) Segment reporting
     The Group follows SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.” The Group operates and manages its telecom VAS, casual game service and advertising service as three separate segments.
     The Group presents segment operating income (loss) before general and administration expenses (“G&A”) and impairment charges as set out in note 17. The Group believes such presentation is relevant and useful for the investors because it allows investors to understand and evaluate segment performance in a manner similar to the method used by the Group’s chief operating decision makers.
     The Group generates its revenues solely from China and accordingly, no geographical segments are presented.
(s) Recent Accounting Pronouncements
     In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No.157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 will be effective for the Company starting January 1, 2008. The Company believes the adoption of SFAS 157 will not have a material impact on its financial statements.
     In February 2007, the FASB issued SFAS No. 159, the “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) which permits entities to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for the Company starting January 1, 2008. The Company believes the adoption of SFAS 159 will not have a material impact on its financial statements.
     In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (“SFAS 141R), which provides additional guidance on improving the relevance, representational, faithfulness, and comparability of the financial information that a reporting entity provides in its financial reports about a business combination and its effects. This statements applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning or or after December 15, 2008. The Company believes the adoption of SFAS 141R will not have a material impact on its financial statements.
     In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company believes the adoption of SFAS 160 will not have a material impact on its financial statements.
     In December 2007, the SEC published Staff Accounting Bulletin No. 110 (“SAB No. 110”) which amends SAB No. 107 to allow for the continued use, under certain circumstances of the “simplified” method in developing an estimate of the expected term or so called “plain vanilla” stock options accounted for under FASB Statement No. 123R, “Share-Based Payment”. The Company believes the adoption of SAB110 will not have a material impact on its financial statements.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
5 Business Combinations
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

     Amortizable intangible assets acquired, including customer lists, technology, operating licenses and agreements and non-compete agreements with certain Brilliant’s executives, have an estimated average useful life of approximately one year. The amortization expense of intangible assets for the years ended December 31, 2005, 2006 and 2007 was $387,146, $214,854 and nil, respectively.
(b) Acquisition of Cosmos
     In June 2005, the Company completed the acquisition of Cosmos, a privately held provider of WAP services to China Unicom. As a result of such acquisition, Cosmos became a VIE of Linktone. The primary purposes of the acquisition were to strengthen the Company’s overall WAP service portfolio and development capabilities and increase its share in the 2.5 generation VAS market.
     The aggregate purchase price was comprised of an initial consideration and contingent consideration. The initial consideration was comprised of three elements: (a) $845,768 cash paid to Cosmos to settle a shareholders’ loan (b) $230,307 cash paid to the selling shareholders for the net working capital of Cosmos as of May 31, 2005 and (c) approximately $295,570 in legal and professional costs related to the acquisition. The contingent consideration was calculated on an earn out basis at approximately 3.8 times of Cosmos’s net profit for the period from May 1, 2005 to March 31, 2006. In April 2006, the Company finalized the contingent consideration to be $3,020,600 and updated the purchase price allocation. The total purchase price was $4,392,245, of which goodwill was $2,149,792.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
5 Business Combinations (cont’d)
   (b) Acquisition of Cosmos (cont’d)
     The total purchase price of $4,392,245 was allocated as follows:

Cash	$938,630
Other current assets	358,817
Fixed assets	34,307
Intangible assets	1,325,000
Current liabilities	(414,301)
Goodwill	2,149,792

Purchase price	$4,392,245

     Amortizable intangible assets acquired, including technology, value-added service provider (“VASP”) licenses and agreements and non-compete agreements with certain Cosmos executives, have an estimated average useful life of approximately 3.3 years. The amortization expense of intangible assets for the years ended December 31, 2005 and 2006 and 2007 were $187,627, $410,408 and $398,964, respectively.
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

     Amortizable intangible assets acquired, including VASP licenses and agreements have an estimated average useful life of approximately 3.3 years. The amortization expense of intangible assets for the years ended December 31, 2005, 2006 and 2007 was $34,922, $69,844 and $69,844.
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
5 Business Combinations (cont’d)
   (d) Acquisition of Lian Fei (cont’d)
     The purchase price of $2,025,395 was allocated as follows:

Cash	$601,712
Other current assets	441,994
Intangible assets	283,284
Current liabilities	(286,833)
Goodwill	985,238

Purchase price	$2,025,395

     Amortizable intangible assets acquired, including VASP licenses and agreements have an estimated average useful life of 3.3 years. The amortization expense of intangible assets for the years ended December 31, 2005, 2006 and 2007 was $43,096, $86,192 and $86,192.
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

     Amortizable intangible assets acquired, including VASP licenses and agreements have an estimated average useful life of approximately 3.3 years. The amortization expense of intangible assets for the years ended December 31, 2005, 2006 and 2007 was $23,841, $71,524 and $71,524.
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
     On August 1, 2006, the Company entered into a supplementary agreement to acquire the remaining shares of Ojava Group for $4.7 million cash paid to shareholders of Ojava Group and contingent consideration based on an earn out at a factor from 0 to 0.5 of net profit of the Ojava Group and the Group’s Java games’ profitability from July 1, 2006 to June 30, 2007. No contingent consideration was paid as Ojava Group did not meet the criteria as set out in the earn out agreement.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
5 Business Combinations (cont’d)
(f) Acquisition of Ojava (cont’d)
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

     Amortizable intangible assets acquired, including technology, VASP licenses and agreements, domain names and non-compete agreements with certain Ojava’s executives, have an estimated average useful life of approximately 1.83 years. The amortization expense of intangible assets for the years ended December 31, 2006 and 2007 was $734,422 and $820,578.
   (g) Acquisition of Lianyu
     In February 2007, the Company completed the acquisition of Lianyu, a privately held provider of VAS services to China Unicom. As a result of such acquisition, Lianyu became a VIE of Linktone. The primary purpose of the acquisition was to increase the Company’s share in China Unicom IVR market.
     The aggregate purchase price was $223,751, paid to selling shareholders in cash. The purchase price was allocated to intangible assets of $220,000, net liabilities of $61,563 and goodwill of $65,314. Amortizable intangible assets acquired, including VASP license and agreement have an estimated average useful life of approximately 4 years. The amortization expense of intangible assets for the year ended December 31, 2007 was $45,830.
   (h) Acquisition of Lang Yi
     In December 2007, the Company entered into definitive agreements to acquire Lang Yi, a privately held advertising company. In November 2007, Lang Yi entered into a contract with Tianjin Satellite Television (“TJSTV”) to be the exclusive advertising agent for specific time slots for a period of 3 years (effective from January 1, 2008) with an option to extend for a further 2 years. As a result of the acquisition, Lang Yi became a VIE of Linktone. The primary purpose of the acquisition was to increase the Company’s portfolio in media business in order to implement its cross media strategy.
     The aggregate purchase price was $108,066 and comprised a purchase consideration of 10% interest in Linktone Cross Media Limited (“LCM”) to Lang Yi’s management, which is in the process of being incorporated in Hong Kong and has a registered capital of $1 million and settlement of some liabilities for Lang Yi of $8,066. Linktone will transfer the beneficial ownership of Langyi to LCM in the future. The purchase consideration of 10% interest in LCM will be adjusted for the following contingencies: (a) increase to 15% if Lang Yi’s gross revenue and net profit for the year ending December 31, 2008 exceed Renminbi (“Rmb”) 250 million (equivalent to $34.2 million) and Rmb 45 million (equivalent to $6.2 million), respectively or (b) decrease to 8% if Lang Yi’s gross revenue and net profit for the year ending December 31, 2008 are less than Rmb 180 million (equivalent to $24.6 million) and Rmb 20 million (equivalent to $2.7 million), respectively or (c) adjusted on a pro rata basis using the net profit if either actual gross revenue falls between Rmb 250 million (equivalent to $34.2 million) and Rmb 180 million (equivalent to $24.6 million) or actual net profit falls between Rmb 45 million (equivalent to $6.2 million) and Rmb 20 million (equivalent to $2.7 million) or (d) if Lang Yi incurs a net loss for the year 2008, Lang Yi’s management agreed to sell the 10% interest in LCM to the representative designated by the Company at a consideration of 1 Hong Kong dollar.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
5 Business Combinations (cont’d)
   (h) Acquisition of Lang Yi (cont’d)
     If actual results fail to meet the targets set for the three years from 2008, the Company’s and Lang Yi’s management may choose to terminate cooperation and distribute Lang Yi’s accumulated net profit at the end of 2010 by the Company taking the first $6.8 million of net profit, Lang Yi’s management taking the next $6.8 million net profit with the remaining profit being shared equally between the Company and Lang Yi’s management. Under such circumstance, Lang Yi’s management also agreed to sell the 10% interest in LCM to the representative designated by the Company at a consideration of 1 Hong Kong dollar. The revenues, profit and loss mentioned above are to be determined in accordance with PRC accounting regulations. The purchase price allocation as set out below is based on management preliminary estimates and may be subject to further changes after finalization. The purchase price of $108,066 was allocated as follows:

Cash	$364,826
Fixed assets	6,718
Other current assets	1,589,135
Intangible assets	896,130
Current liabilities	(2,776,151)
Goodwill	27,408

Purchase price	$108,066

     Amortizable intangible asset acquired relates to the TJSTV contract has a useful life of 3 years., starting from January 1, 2008.
   Proforma disclosure
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
     Based on the assessment on all the acquired companies’ financial performance made by the the Group in 2007, none of the acquired company on its own or in total is considered material to the Group.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
6 Goodwill
     The following table summarizes the goodwill arising from the above acquisitions:

	Year ended December 31,
	2006	2007
Brilliant	$8,033,497	$6,033,497
Cosmos	2,149,792	2,149,792
Zhong Tong	497,355	497,355
Lian Fei	985,238	985,238
Qimingxing	487,172	487,172
Ojava	4,365,844	4,365,844
Lianyu	—	65,314
Lang Yi	—	27,408

	$16,518,898	$14,611,620

     The Company performed impairment tests relating to goodwill at the reporting unit level in accordance with the requirements of SFAS 142 and concluded there was no impairment of the carrying value of the goodwill as of December 31, 2006 and 2007, except that an impairment loss of $2 million was recorded for the goodwill arising from the acquisition of Brilliant Group, which is the Company’s casual game reporting unit. The impairment charge was arrived at after a two-step process required under SFAS 142. The Company determined the fair value of its casual game reporting unit using the income approach based on the discounted expected future cash flow associated with this unit. The expected cash flow in future years for this reporting unit was revised downward in light of lower than expected revenue earned in 2007 and other considerations such as overall industry economic situations and market risk of the reporting unit.
7 Cash and Cash equivalents

	Year ended December 31,
	2006	2007
Cash	$24,550,214	$20,051,895
Commercial paper and investment in money market accounts	26,894,872	19,273,689

Total	$51,445,086	$39,325,584

     Interest income earned from the above cash and cash equivalents amounted to$1,005,854, $697,661 and $621,186 for the years ended December 31, 2005, 2006 and 2007, respectively.
8 Short term investments
     As of December 31, 2006 and 2007, all short term investments were time deposits with maturity terms of three months or more but due within one year. The aggregate fair values of these investments were $1,012,230 and $2,315,334, respectively.
     During the years ended December 31, 2005, 2006 and 2007, the Group recorded $96,317, $nil and $nil of unrealized loss on its marketable debt securities, respectively, as a component of comprehensive income. The Company considered that the declines in value were not other than temporary, because the declines in market value were attributable to change in interest rates, not credit quality. The Company has the ability and intent to hold these investments until maturity.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
9 Accounts receivable, net

	Year ended December 31,
	2006	2007
Accounts receivable from customers	$12,881,039	$10,969,173
Less: Allowance for doubtful accounts	(509,339)	(804,417)

	$12,371,700	$10,164,756

Movement in allowance for doubtful accounts:
Balance at beginning of year	$(148,237)	$(509,339)
Charge to expense	(361,102)	(295,078)

Balance at end of year	$(509,339)	$(804,417)

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
11 Deposits and other receivables

	Year ended December 31,
	2006	2007
Rental and other deposits (a)	$576,312	$1,565,075
Staff advances	456,560	368,901
Loan receivable (b)	86,434	672,014
Prepayments to VAS advertising suppliers and content providers	1,320,111	1,123,186
Prepayments to television media suppliers (c)	1,309,008	7,877,596
Deferred share issuance related costs (d)	—	1,723,186
Others	65,137	114,117

	3,813,562	13,444,075
Less: Allowance for doubtful receivable (b)	—	(672,014)

Total	$3,813,562	$12,772,061

(a)	Rental and other deposits in 2007 comprised rental deposits, a deposit paid to a new content provider and $529,618 of refund receivable from eChinaCash, Inc. (“ECC”), see also Note 14(b).

(b)	Loan receivable relates to part of the drawdown of an interest free loan totaling $2,555,000, pursuant to senior secured convertible loan agreements, signed with 9 Sky International Ltd. and its related parties, Shanghai Yue Sheng Information Technology Co., Ltd. and Shanghai Yin Zhi Yue Information Technology Co., Ltd. (collectively, known as “9 Sky entities”) and the shareholders’ representatives of 9 Sky entities on October 12, 2005. These loans were convertible into a certain percentage of shares of the 9 Sky entities upon occurrence of certain conditions within six months of October 12, 2005.
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
     In December 2006, the Company signed a supplementary loan repayment agreement with the 9 Sky entities and its shareholders. This supplementary loan repayment replaces the original loan repayment agreement and sets out the repayments of loan principal and interests as follows: (i) repayment of loan principal of $9,597 and interest charges of $41,580 for 2006 by March 31, 2007; (ii) repayment of loan principal of $76,837 and interest charges of $3,750 by September 30, 2007 and (iii) repayment of loan principal of $672,014 and interest charges of $67,201 by March 31, 2008. The interest rate on over due loan amounts was increased to 10% per annum effective from January 2007. The loan principals due as of March 31, 2007 and September 30, 2007 had been repaid in 2007.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
11 Deposits and other receivables (cont’d)
     In July 2007, the Company reached an agreement with one of the 9Sky founders to obtain a pledge of his 1.1 million common shares against the outstanding 9Sky International Ltd. loan due after one year of $672,014 in principal. Pursuant to this legally binding and enforceable arrangement, the Company agreed that 9Sky International Ltd. would repay the $672,014 outstanding loan and the related interest charges by April 30, 2008. The Company also has the right to convert the aforementioned outstanding loan and interest charges into 1.1 million ordinary shares of 9Sky International Ltd., in the event of payment default by 9Sky International Ltd. The Company also has the right to sell these shares back to the 9Sky founder for cash, at a value of $1 per share, by November 2008.
     Based on an assessment of the financial position and business prospects of the 9Sky entities (as supported by share transactions between 9Sky and unrelated third parties), management believed that the outstanding loan due from 9Sky was not impaired and no provision was necessary at December 31, 2006.
     Based on an updated assessment of the operating results of the 9 Sky entities for the fiscal year 2007, their financial position as of December 31, 2007 and business prospects in the near future, management considers the recoverability of loan of $672,014 either by a repayment in cash by 9 Sky entities or sales of these pledged shares for cash is uncertain. A full provision for this loan receivable was recorded at December 31, 2007.
     No interest income on the loan due from 9 Sky entities was recorded for the years ended December 31, 2006 and 2007.
(c) Prepayments to television media suppliers relate to prepayments made to suppliers in connection with our advertising service business. As of December 31, 2007, prepayments for annual operating and management fees for QTV and annual advertising fees for TJSTV amounted to $6,502,752.
(d) In November 2007, Linktone entered into a definitive agreement with PT Media Nusantara Citra (“MNC”), under which MNC would buy not less than 51% of Linktone’s outstanding shares using a combination of a tender offer for existing shares and subscription for newly issued shares. MNC’s investment in Linktone was completed on April 3, 2008, see note 26. As of December 31, 2007, the Company incurred professional and consulting fees of $1,723,186 in connection with the above transaction, of which $1,661,656 was recorded in accrued liabilities and other payables (note 16). As these professional fees are directly related to issuance and registration of shares in connection with MNC’s investment, they have been recorded as a reduction from proceeds of shares issued in 2008.
12 Property and equipment, net

	Year ended December 31,
	2006	2007
Office equipment	$1,202,471	$1,071,208
Computer hardware and other equipment	3,840,325	4,295,146
Leasehold improvements	1,400,199	1,671,698

	6,442,995	7,038,052
Less: Accumulated depreciation	(3,590,260)	(4,779,238)

Net book value	$2,852,735	$2,258,814

     During the years ended December 31, 2005 ,2006 and 2007, the depreciation charges amounted to approximately $1,419,609, $1,843,997 and $1,479,074, respectively.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
13 Intangible assets
The following table summarizes intangible assets, net:

	December 31, 2006			December 31, 2007
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
Technology	$1,831,344	$(902,928)	$928,416	$1,831,344	$(1,597,562)	$233,782
Customer base	28,000	(28,000)	—	28,000	(28,000)	—
Licenses	478,778	(271,434)	207,344	525,671	(406,266)	119,405
Partnership and non-compete agreements	2,104,146	(1,121,387)	982,759	3,173,383	(1,844,756)	1,328,627
Domain names	82,347	(37,873)	44,474	82,347	(72,607)	9,740

	$4,524,615	$(2,361,622)	$2,162,993	$5,640,745	$(3,949,191)	$1,691,554

     During the year ended December 31, 2005, 2006 and 2007, the aggregate amortization charges amounted to $760,299, $1,667,990 and $1,587,569.
     Based on the intangible assets subject to amortization, the Company estimates amortization expenses for each of the succeeding five years as follows:

2008	$926,662
2009	363,705
2010	363,705
2011	19,181
2012	9,999
8,302

Total	$1,691,554

14 Other long term assets

	December 31,
	2006	2007
Television advertising rights (a)	$4,802,336	$4,400,358
Investment deposit (b)	—	2,470,382
Loan receivable (c)	672,014	—
Others	1,281	2,908

	5,475,631	6,873,648
Less: Impairment loss in investment deposit (b)	—	(2,470,382)

Total	$5,475,631	$4,403,266

(a)	Television advertising rights relate to the prepaid right for QTV for the period from January 1, 2007 to December 31, 2013.

(b)	In April 2007, the Company paid an investment deposit of $3 million to ECC to purchase 49% of the equity in eChinaMobile (BVI) Ltd. (ECM), a wholly owned subsidiary of ECC. ECC is a US incorporated, Beijing based company that builds and maintains customer loyalty affinity programs and payment card programs for large corporations and financial institutions which include Chinese blue chip companies. The primary objective of ECM was to establish a platform to provide VAS service and original content to customers of Linktone and ECC through the cross selling opportunities that arise through having access to each others extensive database of users. Because of certain disputes over the resources to be made available for use by ECM, ECC refunded $529,618 of Linktone’s investment deposit in January 2008, see Note 11(a). Linktone has seeked legal remedies to recover the remaining amount. In view of the uncertainty of recovering this remaining amount, the Company recorded an impairment provision of $2,470,382 against the remaining investment deposit.

(c)	The loan receivable is from the 9 Sky entities to be repaid in 2008 as described in more detail in note 11(b).

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
15 Taxes payable

	December 31,
	2006	2007
Value added taxes	$621,055	$834,052
Business taxes	845,034	358,692
Enterprise income taxes	1,259,180	1,137,731
Liabilities for uncertain tax positions (note 20)	—	171,156
Other taxes	286,268	273,196

Total	$3,011,537	$2,774,827

16 Accrued liabilities and other payables

	Year ended December 31,
	2006	2007
Accrued professional and consulting fees (note 11 (d))	$218,353	$2,292,058
Accrued liabilities	3,182,749	4,631,941
Accrued payroll	706,777	1,373,196
Accrued welfare benefits	494,859	318,180
Payable for purchase of fixed assets	88,000	47,000
Other payables	418,526	611,157

Total	$5,109,264	$9,273,532

17 Segment Information
     Based on the criteria established by SFAS No. 131, “Disclosures about segments of an Enterprise and Related Information”, the Company mainly operates in three principal segments of VAS, casual online games service and advertising service.
     The Group presents segment operating income (loss) before general and administration expenses (“G&A”) and impairment charges. The Group believes such presentation is relevant and useful for the investors because it allows investors to understand and evaluate segment performance in a manner similar to the method used by the Group’s chief decision makers

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
17 Segment Information (cont’d)
     The following tables present summarized information by segment:

		Year ended December 31, 2007
	VAS	Casual games	Advertising	Unallocated *	Total
Revenues	$48,287,549	$1,427,246	$5,389,982	$—	$55,104,777
Sales tax	(1,677,300)	(74,217)	(451,766)	—	(2,203,283)
Segment cost of sales	(20,306,906)	(70,889)	(11,229,604)	—	(31,607,399)

Segment gross profit/(loss)	26,303,343	1,282,140	(6,291,388)	—	21,294,095
Segment operating expenses	(19,194,280)	(99,811)	(2,644,952)	(16,904,424)	(38,843,467)

Segment income/(loss) from operations	$7,109,063	$1,182,329	$(8,936,340)	$(16,904,424)	$(17,549,372)

		Year ended December 31, 2006
	VAS	Casual games	Advertising	Unallocated*	Total
Revenues	$78,040,245	$1,467,409	$334,040	$—	$79,841,694
Sales tax	(3,197,913)	(82,099)	(25,532)	—	(3,305,544)
Segment cost of sales	(28,431,871)	(222,566)	(328,390)	—	(28,982,827)

Segment gross profit/(loss)	46,410,461	1,162,744	(19,882)	—	47,553,323
Segment operating expenses	(29,782,319)	(182,641)	(136,020)	(11,789,984)	(41,890,964)

Segment income/(loss) from operations	$16,628,142	$980,103	$(155,902)	$(11,789,984)	$5,662,359

		Year ended December 31, 2005
	VAS	Casual games	Advertising	Unallocated*	Total
Revenues	$72,233,608	$1,374,995	$—	$—	$73,608,603
Sales tax	(3,048,686)	(72,661)	—	—	(3,121,347)
Segment cost of sales	(26,309,813)	(173,881)	—	—	(26,483,694)

Segment gross profit	42,875,109	1,128,453	—	—	44,003,562
Segment operating expenses	(20,825,593)	(124,146)	—	(11,786,995)	(32,736,734)

Segment income/(loss) from operations	$22,049,516	$1,004,307	$—	$(11,786,995)	$11,266,828

*	unallocated expenses comprise G&A and impairment charges

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
18 Concentrations, uncertainties and other risks
     (a) Dependence on the Operators
     The Group’s VAS revenue is mainly derived from cooperative arrangements with the Operators in Mainland China. The Operators are entitled to a portion of the revenues earned from the transmission of telecom value added services as well as for the billing and collection of service. If the strategic relationship with either the Operators in the PRC is terminated or scaled-back, or if the Operators alter the revenue sharing arrangements, the Group’s telecom value-added service business would be adversely affected.
     Revenues earned from China Mobile for the years ended December 31, 2005, 2006 and 2007 were approximately $62,416,761, $60,174,473 and $33,753,551, respectively representing 85%, 75% and 61% of revenues, respectively.
     Amounts due from China Mobile as of December 31, 2005, 2006 and 2007 amounted to approximately $13,173,196, $9,440,740 and $7,025,695, respectively, representing 83%, 76% and 69% of accounts receivable, respectively.
     (b) Dependence on satellite television stations
     The Group’s advertising revenue depends on advertising rights from QTV and TJSTV. The Group paid QTV for such right for a period of seven years and is committed to pay annual operating fees for each of the seven years to CYL and QTV. The Group is also committed to pay annual advertising service fees to TJSTV for a period of three years with an option to extend for another two years. These commitments are disclosed in note 24 (b). If the Company is unable to generate meaningful returns from these cooperative arrangements or if the arrangements are terminated, the Group’s results would be adversely affected.
     (c) Credit risk
     The Group depends on the billing system of the Operators to charge the mobile phone users through mobile phone bills and collect payments from the users on behalf of the Group. The Group generally does not require collateral for its accounts receivable. The Group has not experienced any significant credit losses for any periods presented.
     (d) Foreign exchange risk
     The Group’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Group’s assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. In Mainland China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Group in Mainland China must be processed through the PBOC or other Mainland China foreign exchange regulatory bodies and requires certain supporting documentation in order to affect the remittance.
     (e) Mainland Chinese market macro-economic and regulatory and uncertainties
     The Chinese market in which the Group operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to develop its telecom value added service business and to provide internet and television content and advertising services in the PRC. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, television, advertising and media industries remain highly regulated. Restrictions are currently in place or are unclear regarding in what specific industry segments foreign owned entities, like the Group, may operate. The Group’s legal structure and scope of operations in the PRC could be subject to restrictions which could result in severe limitations on the Group’s ability to conduct business in the PRC, and this could have a material adverse impact on the Group’s financial position, results of operations and cash flows.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
19 Mainland China contribution plan and profit appropriation
     Full time employees of the Company, its subsidiaries and VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company and its subsidiaries accrue for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits was $1,334,964, $1,508,846 and $1,474,599, for the years ended December 31, 2005, 2006 and 2007, respectively.
     The Company is required to make contributions to the plan out of the amounts accrued for medical and pension benefits to the relevant local labor bureaus. The contributions for the years ended December 31, 2005, 2006 and 2007 amounted to $1,318,296, $1,484,218 and $1,448,590, respectively. The local labor bureaus are responsible for the medical benefits and the pensions to be paid to these employees. The Company has no further commitments beyond its monthly contributions.
     The Company’s subsidiaries and VIEs in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. Its subsidiaries, in accordance with the laws on Enterprise with Foreign Investment of China, must make appropriations to (i) general reserve and (ii) enterprise expansion fund. The general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such fund has reached 50% of the company’s registered capital; enterprise expansion fund appropriation is at the company’s discretion. The Company’s VIEs, in accordance with the China Company Laws, may make appropriations to a (i) statutory reserve fund and (ii) discretionary surplus fund. Until January 1, 2006, contributions to a statutory public welfare fund were also required. The statutory reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such fund has reached 50% of the company’s registered capital; the statutory public welfare fund requires annual appropriations of at least 5~10% of after-tax profit (as determined under PRC GAAP at each year-end before 2006); other fund appropriation is at the company’s discretion.
     The general reserve fund and statutory reserve fund can only be used for specific purposes, such as setting off of accumulated losses, enterprise expansion or increasing the registered capital. The enterprise expansion fund was mainly used to expand the production and operation; it also may be used for increasing the registered capital. The statutory public welfare fund must be used for capital expenditures for the collective welfare of employees. The discretionary surplus fund may be used for any purposes at management’s discretion. These funds are not transferable to the Company in the form of cash dividends, loans or advances.
     In respect of the years ended December 31, 2005, 2006 and 2007, the Group appropriated after-tax profits of $476,016, $336,749 and $15,883, respectively, to the general reserve and statutory reserve fund and statutory public welfare funds. As of December 31, 2005, 2006 and 2007, the Group had appropriated $2,007,776, $2,344,525 and $2,360,408, respectively, to non-distributable reserve funds.
20 Income Taxes
     Cayman Islands and British Virgin Islands
     Under the current laws of the Cayman Islands and British Virgin Islands, Linktone, Brilliant and Ojava Overseas are not subject to tax on income or capital gains.
     Hong Kong, SAR
     Under the current laws of Hong Kong, Noveltech and Linktone Media are subject to tax on income in Hong Kong at 17.5%.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
20 Income Taxes (cont’d)
     China
     Prior to January 1, 2008, the Company’s subsidiaries and VIE, except for Unilink and Qimingxing, were subject to the old Enterprise Income Taxes (“EIT”) law of the PRC at a statutory rate which comprises national income tax and local income tax.
     The statutory rate varied among the subsidiaries and VIEs as follows:
     Linktone Consulting, Weilan, Ruida and Lianyu:
     The applicable statutory rate was 33%.
     Zhong Tong, Linktone Software, Wang You and Ling Yu:
     Since these entities are located in either the economic development zones in coastal cities or Pudong new district, they were subject to a preferential statutory rate of 15% which comprises 15% national income tax and zero local income tax.
     Huitong and Linktone Internet:
     These entities qualify as foreign investment production enterprises and were established in a coastal economic development zone in the old urban district. The applicable tax rate was 27% which comprises 24% national income tax and 3% local income tax. In addition, they are entitled to a two year EIT exemption followed by three years with a 50% reduction in the tax rate, commencing from the first profitable year.
     Huitong was entitled to tax exemption in 2003 and 2004 and was at its first 50% reduction in tax rate year in 2005. Given the above, Huitong’s applicable national income tax rate was 12% and its applicable local income tax rate was 1.5% in 2005 and 2007. In 2006, Huitong was designated as one of the top China national software enterprises and the preferential applicable national income tax rate was 10% and the applicable local income tax rate was 1.5%.
     Linktone Internet was entitled to its first two years of tax exemption in 2005 and 2006, and was at its first 50% reduction in tax rate year in 2007.
     Yuan Hang, Cosmos, Lian Fei and Ojava:
     These entities qualify as high and new technology enterprises. Lian Fei, Cosmos and Ojava are entitled to a three year tax exemption followed by three years with a 50% reduction in the tax rate, commencing from the first operating year. Yuan Hang is entitled to a two year exemption followed by three years with a 50% reduction in the tax rate, commencing from the first profitable year. Lian Fei was entitled to tax exemption from 2002 to 2004, Cosmos was entitled to tax exemption from 2003 to 2005 and Ojava was entitled to tax exemption from 2004 to 2006. Yuan Hang was entitled to tax exemption in 2004 and 2005. These enterprises were also subject to a preferential statutory rate of 15% which comprises 15% national income tax and zero local income tax.
     Unilink and Qimingxing are currently considered small businesses and were subject to a 2.4% tax on revenues and 4.8% on the difference between revenue and cost of service, as defined for tax purposes in 2006. In 2007, Unilink and QimingXing were subject to a 3.3% tax on the difference between revenue and cost of service and other income. Their net profits for the year were subject to a further 20% personal income tax, levied as if these profits were distributed to the shareholders. As confirmed with relevant local tax offices, Unilink and Qimingxing are still considered as small businesses in 2008.
     New EIT law
     In March 2007, the National People’s Congress (China’s top legislature) enacted the new EIT law, which became effective from January 1, 2008. The new EIT law, among other things, imposes a unified income tax at 25%. The new EIT law allows a five year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
20 Income Taxes (cont’d)
     In addition, the new EIT law provides grandfather treatment for companies qualified as foreign investment production enterprises such as Linktone Internet. Under the new EIT law, Yuan Hang’s, Cosmos’s, Lian Fei’s and Ojava’s qualifications as high and new technology enterprises are subject to annual re-assessment by the relevant government authorities.
     The impact of the changes in the new EIT law had been taken into account in calculating the Company’s deferred tax balances as of December 31, 2007. In making these calculations, the Company adopted a tax rate of 25% for Linktone Consulting, Weilan, Ruida, Lianyu, Huitong, Linktone Internet and 18% (the transition rate for 2008) for Zhong Tong, Linktone Software, Ling Yu, Wang You. For those high and new technology enterprises, the Company adopted a tax rate of 25% for Cosmos, Lian Fei, Ojava and and 18% (the transition rate for 2008) for Yuan Hang, given that their high and new technology status is pending for approval.
     The new EIT law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax laws and rules. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, will be subject to a 5% rate. The shareholdings in the Company’s Chinese subsidiaries have been or in the process of being transferred to its investment holding companies in Hong Kong except for Wang You and Ruida, which are currently dormant. According to PRC relevant regulation, Cai Shui [2008] No. 1, all profits earned by these foreign investment enterprises before January 1, 2008 are exempted from withholding income tax. However, all profits earned by these enterprises after January 1, 2008 will be subject to withholding income tax.
     In addition, the Chinese tax system is generally subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in Chinese tax laws or their interpretation or their application will not subject the Company’s PRC entities to substantial Chinese taxes in the future. As and when the State Council announces the additional regulations, the Company will assess their impact, if any, and this change in accounting estimate will be accounted for prospectively.
     The provision for taxes on income consists of:

	Year ended December 31,
	2005	2006	2007
Current	$(2,420,655)	$(1,421,308)	$(252,542)
Deferred	916,326	154,125	(9,959)
Expense for uncertain tax positions	—	—	(171,156)

Total	$(1,504,329)	$(1,267,183)	$(433,657)

     For the year ended December 31, 2007, the Company recorded an amount of $171,156 (including related interest of $30,211 and penalties of $40,274) for uncertain income tax liabilities mainly arising from (a) categorization of certain expenses in cost of service in our income tax declaration form for fiscal year 2007; if these expenses are deemed promotion related selling expenses then the deductible amount is subject to a limit set at a certain percentage of gross revenue, and (b) super deduction of certain expenses relating to development of our games which may not be accepted by the relevant tax authorities. These unrecognized tax benefits, if recognized would have reduced the Company’s effective tax rate by 1%.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
20 Income Taxes (cont’d)
     According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors, made by the Company. The statute of limitations will be extended to five years under special circumstances such as when the over due tax is more than Rmb 100,000. In the case of a transfer pricing investigation the statue of limitation is 10 years. There is no statute of limitation in the case of tax evasion.
     Reconciliation of the difference between statutory tax rate and the effective tax rate:
     The following is a reconciliation between statutory EIT rate and the Group’s effective tax rate:

	Year ended December 31,
	2005	2006	2007
Statutory EIT rate	33%	33%	33%
Effect of tax holiday	(25)%	(32)%	1%
Non-deductible expenses incurred outside the PRC	4%	4%	(10)%
Non-deductible share-based compensation	5%	6%	(8)%
Other non-deductible expenses/non-taxable income	1%	8%	(2)%
Change in valuation allowance	(1)%	0%	(18)%
Differential statutory tax rates applicable to certain subsidiaries	(5)%	(9)%	1%
New EIT law impact on deferred tax balances	—	—	(1)%
Adjustment to prior year tax provision	(1)%	6%	2%
FIN 48 provision	—	—	(1)%

Effective EIT rate	11%	16%	(3)%

     The aggregate dollar and per share effect of the tax holiday in 2005, 2006 and 2007 was $3,450,000, $2,623,000 and $159,000 and $0.01, $0.01 and $0.00 per diluted and basic ordinary share, respectively.
     The Group’s deferred tax assets and deferred tax liabilities at each balance sheet date are as follows:

	Year ended December 31,
	2006	2007
Deferred tax assets:
Establishment costs	$18,768	$13,004
Plant, property and equipment	317,006	204,637
Intangibles	268,136	212,283
Deferred income	13,082	116,854
Accrual and other liabilities	346,020	1,146,044
Advertising expenses	704,900	741,574
Net operating losses	614,139	2,941,599

Total deferred tax assets	2,282,051	5,375,995
Valuation allowance	(294,518)	(2,490,218)

Total deferred tax assets, net of valuation allowance	$1,987,533	$2,885,777

Deferred tax liabilities:
Accrued income	(829,718)	(1,448,656)
Plant, property and equipment	(20,068)	—
Intangibles	(2,418)	(311,751)

Total deferred tax liabilities	$(852,204)	$(1,760,407)

Net deferred tax assets	1,135,329	1,125,370

Deferred tax assets — current	1,020,608	1,161,652
Deferred tax liabilities — current	(576,600)	(644,958)
Deferred tax assets — non current	691,321	608,676

Net deferred tax assets	$1,135,329	$1,125,370

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
20 Income Taxes (cont’d)

	December 31,
	2006	2007
Movement in valuation allowance:
Balance at beginning of year	$319,987	$294,518
(Credit)/charge to expense	(25,469)	2,195,700

Balance at end of year	$294,518	$2,470,218

     Subject to the approval of the relevant tax authorities, the Group had total tax loss carryforwards of approximately $11.7 million as of December 31, 2007 for EIT purposes. Approximately $0.7 million, $0.3 million, $0.4 million and $10.3 million of such losses will expire on December 31 of 2008, 2009, 2011 and 2012, respectively. These tax loss carryforwards give rise to potential deferred tax assets totaling $2.9 million. Under the current tax planning, the management expects that the Group will not generate enough taxable income to utilize a portion of loss carry forwards. The valuation allowance is adjusted to reduce the amount of deferred tax assets if it is considered more likely than not that such assets will not be realized.
21 Financial instruments
     The carrying amount of the Group’s cash and cash equivalents approximates their fair value due to the short maturity of those instruments. The Group’s short-term investments are carried at their fair value based on market interest rate. The carrying value of receivables and payables approximated their market values based on their short-term maturities.
22 Capital structure
     On September 7, 2005, the Company’s shareholders authorized the repurchase of up to $15 million worth of American Depositary Shares or ADSs. As of December 31, 2005, the Company repurchased 338,000 ADSs (one ADS represents 10 ordinary shares) for a total consideration of $3.4 million including brokerage commission.
     By June 23, 2006, the Company had purchased 1,866,600 ADSs in the open market for an aggregate purchase amount of $15 million including brokerage commission, completing the entire share repurchase program. Out of these 1,866,600 ADSs, 338,000 ADSs and 1,328,600 ADSs were retired in 2005 and 2006, respectively.
     On August 7, 2006, the Company’s board of directors approved a new $20 million stock repurchase program. As of December 31, 2006, the Company had repurchased 1,965,501 ADSs for a total consideration of $10 million including brokerage commissions. The total outstanding shares repurchased of 2,165,501 ADSs were being held by the Company as treasury stock as of December 31, 2006.
     During the year ended December 31, 2007, the Company did not purchase any ADSs in the open market and retired 2,165,501 ADSs.
     Treasury stock was accounted for on the cost basis. The excess of purchase price over par value was allocated between additional paid-in capital and retained earnings based on the pro rata portion of additional paid-in capital on the ordinary shares.
23 Stock option plans
     The Board of Directors has approved two stock option plans that provide for the issuance of up to 59,110,162 ordinary shares as of December 31, 2007. The plans provide for the grant to employees of incentive share options and for grants to employees, directors and consultants of non-statutory share options. Options are granted with a term of up to 10 years and generally vest over service periods that range from a year to four years. The plans are administered by the compensation committee designated by the Board of Directors. Prior to the adoption of SFAS 123R, the Group accounted for share-based employee compensation arrangements in accordance with APB No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and related interpretations. Under APB No. 25, compensation cost was recognized based on the difference, if any, between the estimated fair value of the Group’s ordinary shares on the measurement date and the amount an employee must pay to acquire the shares. The measurement date was determined when the number of shares and the exercise price were fixed. Total compensation cost as determined at the date of option grant was recorded in shareholders’ equity additional paid-in capital with an offsetting entry to deferred stock-based compensation. Deferred stock-based compensation was amortized on a straight-line basis and charged to expense over the vesting period of the underlying options. The Group provided the disclosures required under SFAS No. 148, accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123, showing the estimated effect on net income and earnings per share if the Company had applied the fair value recognition provision of SFAS 123.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
23 Stock option plans (cont’d)
     Share-based Compensation
The pro forma information for share-based compensation in 2005 is as follows:

2005
Net income	$12,449,063
Add: Compensation expense for employees under APB No. 25	2,012,425
Less: Compensation expense for employees under fair value based methods	(2,653,862)

Pro forma net income attributable to ordinary shareholders	$11,807,626

Basic earnings per share
— As reported	$0.05

— Pro forma	$0.05

Diluted earnings per share
— As reported	$0.05

— Pro forma	$0.04

     The compensation cost recorded under SFAS 123R that has been charge against income was $1,458,558 and $1,341,852 for the year ended December 31, 2006 and 2007, respectively.
      Valuation assumptions
     The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model. The following are the assumptions used for each respective period:

		For the year ended December 31,
		2005	2006	2007
Risk-free interest rate (%)		1.73-4.36	4.50-4.91	3.35-4.55
Expected life (years)	(1)	2-6	2-6	6
Expected dividend yield (%)	(2)	0	0	0
Volatility (%)		60	60	60

(1)	In the absence of sufficient historical data in the exercise behavior of our staff, the Company decided for the short term to use the shortcut method which applies the mid point of option life and average vesting period.

(2)	The Company used a 6-year period of historical data of similar entities in the industry to estimate expected stock price volatility used in the computation of stock based compensation under the fair value method.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
23 Stock option plans (cont’d)
      Award Activity Information
     The following table summarizes the option activity under the Company’s stock option (shares) program for the periods presented:

	Year ended December 31
	2005		2006		2007
		Weighted		Weighted		Weighted	Weighted
		average		average		Average	average	Aggregate
	Options	exercise	Options	exercise	Options	Exercise	remaining	Intrinsic
	outstanding	price	outstanding	price	Outstanding	Price	contractual life	value
Outstanding at beginning of period	35,235,090	$0.30	32,838,400	$0.40	14,720,641	$0.67
Granted	8,380,500	$0.78	7,550,000	$0.69	5,910,000	$0.29
Exercised	(6,924,910)	$0.08	(16,839,040)	$0.05	(1,075,400)	$0.08
Forfeited/cancelled	(3,852,280)	$0.90	(8,828,719)	$0.84	(2,404,841)	$0.78

Outstanding at period end	32,838,400	$0.40	14,720,641	$0.67	17,150,400	$0.56	7.84	423,974

Weighted average fair value of options granted during period		$0.45		$0.41		$0.17
Vested and expected to vest as of December 31, 2006 and 2007			6,962,252	$0.61	9,460,871	$0.67	6.76	320,003
Vested and exercisable as of December 31, 2006 and 2007			5,764,539	$0.59	7,610,200	$0.68	6.65	305,474
     The weighted average fair value of options granted during fiscal years 2005, 2006 and 2007 was $0.45, $0.41 and $0.17 respectively. The total intrinsic value of options exercised during fiscal 2006 and 2007 were $11.6 million and $0.2 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares.
     As of December 31, 2006 and 2007, there were $3.3 million and $2.3 million, respectively, of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock-based awards granted to the Company’s employees. This cost is expected to be recognized over a weighted averaged period of 2.1 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.
     The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2006 and 2007 were $1.1 million and $0.3 million, respectively. The aggregate intrinsic value is calculated as the difference between the market value as of December 31, 2006 and 2007 and the exercise price of the shares.
     The following is additional information relating to options outstanding as of December 31, 2007:

	Options outstanding as at December 31, 2007			Options exercisable as at December 31, 2007
		Weighted average	Weighted		Weighted average	Weighted
		remaining	average		remaining	average
Range of	Options	contractual life	exercise	Number	contractual life	exercise
exercise price	Outstanding	(years)	price	exercisable	(years)	price
$0.07~$0.10	1,412,800	3.24	0.09	1,412,800	3.24	0.09
$0.22~$0.35	5,200,000	9.39	0.29	—	—	—
$0.65~$1.00	8,520,400	8.01	0.68	4,261,900	7.92	0.68
$1.02~$1.40	2,017,200	6.32	1.11	1,935,500	6.32	1.11

	17,150,400	7.84	0.56	7,610,200	6.65	0.68

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
24 Commitments and contingencies
   (a) Operating lease commitments
     The Group rents offices under operating lease agreements. The net aggregate minimum future lease payments under non-cancelable operating leases as of December 31, 2007 are as follows:

2008	$1,584,138
2009	336,904
2010	30,350

$1,951,392

     As of December 31, 2007, the Group had no operating lease commitments beyond 2010.
     For the years ended December 31, 2005, 2006 and 2007 the Group incurred rental expense of approximately $1,439,903, $1,653,787 and $1,625,320, respectively.
   (b) Other commitments

Year ended December
2007
Advertisement agreements with third parties	267,160
     As of December 31, 2007, the Group’s aggregate minimum obligations to QTV and CYL for the advertising and program operation fees for QTV and to TJSTV for advertising service fees are as follows:

2008	$18,823,755
2009	30,802,508
2010	35,730,909
2011	6,160,502
2012	6,160,502
2013	6,160,502

$103,838,678

  (c) Legal proceedings
     In June 2006, Shenzhen Tencent Computer System Co.,Ltd. (“Tencent”), which operates an instant messaging service platform QQ filed a lawsuit against Weilan and Linktone Consulting alleging infringement of intellectual property rights of QQ and unfair competition and claiming damages of $641,026 from the Group. The Group launched a platform called “iliao” or “ichat” in 2005 which Tencent claimed to be similar to its QQ. The Group’s “iliao” platform was licensed from ACL Wireless Co., Ltd (“ACL”), an Indian company and the Group paid ACL certain monthly license fees. Based on advice from PRC legal counsel, management believes that it is reasonably possible that the Group could incur a loss with respect to this litigation, whether through reaching a final judgment on the merits or through settlement. However, as of the date of the report, it is not possible to estimate the range of such loss, if any. Accordingly, no provision has been made as of December 31, 2006 and 2007. This lawsuit is still in discovery stage.
     In December 2006, Yuan Hang filed a lawsuit against Tencent for infringement of its registered trade marks for two of its most popular casual games, “Wa Ken” and “Bao Huang” claiming damages of $669,231. Yuan Hang registered these trade marks in September 2003 and the lawsuit alleges similar games with the same names and trade marks appeared in the QQ game internet portal in February 2005. The court ruled in favor of Tencent in a hearing held in Auguest, 2007 and Tencent was not required to pay Yuan Hang any damages. Yuan Hang appealed for a second hearing in November 2007, the date of second hearing is still not known. All the related legal costs had been recorded in the financial statements. No benefit from this claim has been recorded.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
25 Earnings/(loss) per share
     The following table sets forth the computation of basic and diluted net earnings/(loss) per share for the periods indicated based on the requirements of SFAS 128:

	Year ended December 31,
	2005	2006	2007
Numerator:
Net income/(loss) for the year	$12,449,063	$6,792,591	$(16,404,002)

Numerator for basic and diluted earnings/(loss) per share	$12,449,063	$6,792,591	$(16,404,002)

Denominator:
Denominator for basic earnings/(loss) per share — weighted-average ordinary shares outstanding	257,020,040	253,850,193	239,499,334

Effect of dilutive option securities	18,365,539	5,679,338	—

Denominator for diluted earnings/(loss) per share	275,385,579	259,529,531	239,499,334

Basic earnings/(loss) per share	$0.05	$0.03	$(0.07)

Diluted earnings/(loss) per share	$0.05	$0.03	$(0.07)

26 Subsequent event
     In April 2008, MNC completed its investment in the Company. MNC acquired 6,000,000 ADSs in the tender offer process which commenced on February 6, 2008 and expired on March 26, 2008. Pursuant to the acquisition agreement entered into by and between Linktone and MNC in November 2007, MNC subscribed for 180,000,000 newly issued ordinary shares of Linktone at a price of $0.38 per ordinary share or at a total consideration of $68.4 million. After giving effect to the subscription and the acquisition of ADSs and ordinary shares in the tender offer, MNC holds approximately 57.1% of Linktone’s total outstanding ordinary share
27 Additional information — Condensed financial statements of the Company
     Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings after certain appropriation to statutory reserves, if any, as determined in accordance with PRC accounting standards and regulations. The statutory reserve fund requires annual appropriations of 10% of net income after tax to be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of cash dividends, loans or advances. The restricted portion amounted to approximately $33.3 million, or 43% of the Company’s total consolidated net assets as of December 31, 2007. Even though the Company currently does not require any such dividends, loans or advances from its PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from our PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.
     The condensed financial statements are presented below.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
27 Additional information — Condensed financial statements of the Company (cont’d)
a) Condensed Balance Sheets

		As of December 31,
	Note	2006	2007
Assets
Current assets:
Cash and cash equivalents		$26,958,967	$19,423,883
Deposits and other receivables		257,647	2,407,201

Total current assets		27,216,614	21,831,084
Investments in subsidiaries and VIEs	d	63,210,698	58,543,846
Other long term assets		672,014	—

Total assets		$91,099,326	$80,374,930

Liabilities and shareholders’ equity
Current liabilities:
Other payables and accruals		$213,703	$1,817,224

Total current liabilities		$213,703	$1,817,224

Long term liabilities:
Due to related parties	e	1,736,780	1,871,963

Total liabilities		$1,950,483	$3,689,187

Commitments and contingencies
Shareholders’ equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 260,870,940 and 240,291,330 shares issued and outstanding as of December 31, 2006 and December 31, 2007)		26,087	24,029
Additional paid-in capital		77,041,914	72,202,172
Treasury stock		(11,362,575)	—
Accumulated other comprehensive income
Unrealized gain on investment on marketable securities		33,177	—
Cumulative translation adjustments		2,172,265	4,717,115
Retained earnings/(accumulated losses)		21,237,975	(257,573)

Total shareholders’ equity		89,148,843	76,685,743

Total liabilities and shareholders’ equity		$91,099,326	$80,374,930

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
27 Additional information — Condensed financial statements of the Company (cont’d)
b) Condensed Statements of Operations

	For the year ended December 31,
	2005	2006	2007
Net revenues	$—	$—	$—
Cost of services	—	—	—

Gross profit	—	—	—

Total operating expenses	(3,120,541)	(3,271,637)	(2,553,400)
Provisions for impairment	—	—	(3,142,396)

Loss from operations	(3,120,541)	(3,271,637)	(5,695,796)

Equity in profit/(loss) of subsidiaries and VIEs, net	13,696,808	8,397,217	(11,939,870)
Other income and interest income, net	1,872,796	1,667,011	1,231,664

Income/(Loss) before tax	12,449,063	6,792,591	(16,404,002)

Income tax expense	—	—	—

Net income/(loss)	$12,449,063	$6,792,591	$(16,404,002)

c) Condensed Statements of Cash Flows

	For the year ended December 31,
	2005	2006	2007
Net cash used in operating activities	$(631,953)	$(852,834)	$(1,622,461)
Net cash (used in)/provided by investing activities	(31,825,731)	33,161,107	(6,000,000)
Net cash (used in)/provided by financing activities	(2,832,327)	(20,670,822)	87,377
Net (decrease)/increase in cash and cash equivalents	(35,290,011)	11,637,451	(7,535,084)

Cash and cash equivalents, beginning of year	50,611,527	15,321,516	26,958,967

Cash and cash equivalents, end of year	$15,321,516	$26,958,967	$19,423,883

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
27 Additional information — Condensed financial statements of the Company (cont’d)
d) Basis of Presentation
     The condensed financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America except for accounting of the Company’s subsidiaries and VIEs, and certain footnote disclosures as described below.
     The Company is generally a holding company of certain subsidiaries and VIEs. The Company records its investments in its subsidiaries and VIEs under the equity method of accounting as prescribed in Accounting Principles Board (“APB”) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Such investments are presented on the balance sheet as “Investments in subsidiaries and VIEs” and 100% of the subsidiaries’ profit or loss as “Equity in profit of subsidiaries and VIEs, net” on the statements of operations.
     There was $6,016,998 of cash dividends paid by Huitong, one of the Company’s subsidiaries in China during the year ended December 31, 2006.
     Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.
e) Related Party Balances
     Balances with related parties for the periods indicated are as follows:

	2006	2007
	USD	USD
Due to related parties:
Huitong	$1,072,895	$1,073,632
Linktone Consulting	633,885	626,226
Weilan	30,000	172,105

	1,736,780	1,871,963

     The amounts due to Huitong relate to individual tax liabilities paid by Huitong on behalf of its staff on exercise of stock options. The amounts are unsecured, non-interest bearing and have no definite repayment terms.
     The amounts due to Linktone Consulting and Weilan mainly relate to costs in connection with the Company’s initial public offering paid on behalf. The amounts are unsecured, non-interest bearing and have no definite repayment terms.
f) Commitment, Long Term Obligations and Guarantees
     The Company does not have any significant commitments, long term obligations or guarantees as of any of the periods presented.