Form 20-F/A
period 2007-12-31
LINKTONE LTD
filed 2008-07-17
CIK 1270532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
(Amendment No. 1)
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
     Item 17 ☐      Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

EXPLANATORY NOTE
Item 19. Exhibits
SIGNATURES
EX-1.1 Amended and Restated Memorandum and Articles of Association of the Company, with an amendment dated April 3, 2008
EX-12.1 Certification of Chief Executive Officer Required by Rule 13a-14(a)
EX-12.2 Certification of Chief Financial Officer Required by Rule 13a-14(a)

EXPLANATORY NOTE
     This Amendment No. 1 on Form 20-F/A is being filed solely to revise Item 19 of Linktone Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (“Form 20-F”), which was filed with the U.S. Securities and Exchange Commission on June 30, 2008. This Amendment No. 1 is being filed to include Exhibit No. 1.1 Amended and Restated Memorandum and Articles of Association of the Company, with an amendment dated April 3, 2008, which was inadvertently omitted in the Form 20-F, and to revise the description of Exhibit No. 2.1.
     We are including in this Amendment No. 1 currently dated Section 302 certifications by our principal executive officer and our principal financial officer. Other than the foregoing items, no part of the Form 20-F is being amended. Accordingly, this Amendment No. 1 does not include any unchanged portions of the Form 20-F, does not reflect events occurring after the filing of the Form 20-F and does not modify or update the disclosure therein in any way other than as discussed above. As a result, this Amendment No.1 continues to speak as of June 30, 2008, except for the certifications reference above, which speak as of the filing date of this Amendment No.1.

Item 19. Exhibits

Exhibit
Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of the Company, with an amendment dated April 3, 2008.

2.1	Specimen American Depositary Receipt of the Company (incorporated by reference to Exhibit 99.A of the Company’s Registration Statement on Form F-6 (Registration No. 333-142133) as filed with the SEC on April 16, 2007).

2.2	Specimen Share Certificate of the Company (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

2.3	Amended and Restated Deposit Agreement dated April 26, 2007 among the Company, JPMorgan Chase Bank, N.A. and owners and beneficial owners of the American Depositary Receipts issued thereunder (incorporated by reference to Exhibit A to the Company’s Registration Statement on Form F-6 (Registration No. 333-142133) as filed with the SEC on April 16, 2007).

4.1	Form of 2000-1 Employee Stock Option Scheme (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

4.2	Form of 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

4.3	Form of Indemnification Agreement with the Company’s directors and officers (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

4.4	Employment Agreement dated April 3, 2006 between the Company and Michael Guangxin Li (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.5	Translation of Sales Agreement in Relation to True Tone, Ringback Tone and IVR dated April 11, 2005 between Shanghai Huitong Information Co., Ltd. and Sony BMG Music Entertainment (Hong Kong) Ltd. (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the SEC on June 30, 2005).

4.6	Translation of Exclusive Technical Consulting and Services Agreement dated as of November 27, 2003 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

Exhibit
Number	Document

4.7	Translation of Exclusive Technical Consulting and Services Agreement dated as of November 27, 2003 between Shanghai Huitong Information Co., Ltd. and Shanghai Unilink Computer Co., Ltd. (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

4.8	Translation of Domain Name License Agreement dated as of November 27, 2003 between the Company and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 10.32 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

4.9	Translation of Domain Name License Agreement dated as of November 27, 2003 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Unilink Computer Co., Ltd. (incorporated by reference to Exhibit 10.33 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

4.10	Translation of Domain Name Assignment Agreement dated as of November 27, 2003 between Shanghai Weilan Computer Co., Ltd. and Shanghai Linktone Consulting Co., Ltd. (incorporated by reference to Exhibit 10.34 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

4.11	Translation of Domain Name License Agreement dated as of November 27, 2003 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 10.35 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

4.12	Translation of Trademark License Agreement dated as of November 27, 2003 between the Company and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 10.36 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

4.13	Translation of Trademark License Agreement dated as of November 27, 2003 between the Company and Shanghai Unilink Computer Co., Ltd. (incorporated by reference to Exhibit 10.37 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

4.14	Translation of Monternet™ MMS Cooperation Agreement dated June 25, 2003 between Shanghai Weilan Computer Co. Ltd. and China Mobile Communications Corporation (incorporated by reference to Exhibit 10.64 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on March 1, 2004).

4.15	Translation of Mobile Value-added Service Cooperation Agreement dated March 31, 2005 between Shanghai Weilan Computer Co., Ltd. and China United Telecommunications Corporation (incorporated by reference to Exhibit 4.50 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the SEC on June 30, 2005).

4.16	Translation of Music Copyright License Agreement, effective January 1, 2004, among Speedline Enterprise Limited, Shanghai Linktone Consulting Co., Ltd. and its affiliate, and Shanghai BigIn Digital Technology Co., Ltd. (incorporated by reference to Exhibit 10.68 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

Exhibit
Number	Document

4.17	Translation of Mobile Ringback Tone Contract dated January 18, 2005, between Shanghai Linktone Consulting Co., Ltd. and EMI Music (China) (incorporated by reference to Exhibit 4.55 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the SEC on June 30, 2005).

4.18	Translation of Software License Agreement dated January 1, 2005 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Company Limited (Short Message Platform System Software) (incorporated by reference to Exhibit 4.59 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.19	Translation of Software License Agreement dated January 1, 2005 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (Database Software) (incorporated by reference to Exhibit 4.60 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.20	Translation of Software License Agreement dated September 1, 2003 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (PETS Cellphone Games Software V1.0) (incorporated by reference to Exhibit 4.61 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2005).

4.21	Translation of Supplemental Agreement, dated July 1, 2005, to the Software License Agreement dated September 1, 2003 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (PETS Cellphone Games Software V1.0) (incorporated by reference to Exhibit 4.62 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.22	Translation of Software License Agreement dated January 1, 2004 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (Photos and Tones Cellphone Software V1.0) (incorporated by reference to Exhibit 4.63 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2005).

4.23	Translation of Supplemental Agreement, dated July 1, 2005, to the Software License Agreement dated January 1, 2004 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (Photos and Tones Cellphone Software V1.0) (incorporated by reference to Exhibit 4.64 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.24	Translation of Software License Agreement dated January 12, 2005 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (RBT Software V1.0) (incorporated by reference to Exhibit 4.65 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.25	Translation of Supplemental Agreement, dated July 1, 2005, to the Software License Agreement dated January 12, 2005 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (RBT Software V1.0) (incorporated by reference to Exhibit 4.66 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

Exhibit
Number	Document

4.26	Translation of Software License Agreement dated January 12, 2005 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (MMS Software V1.0) (incorporated by reference to Exhibit 4.67 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.27	Translation of Supplemental Agreement, dated July 1, 2005, to the Software License Agreement dated January 12, 2005 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (MMS Software V1.0) (incorporated by reference to Exhibit 4.68 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.28	Translation of Software License Agreement dated January 12, 2005 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (IVR Software V1.0) (incorporated by reference to Exhibit 4.69 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.29	Translation of Supplemental Agreement, dated July 1, 2005, to the Software License Agreement dated January 12, 2005 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (IVR Software V1.0) (incorporated by reference to Exhibit 4.70 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.30	Translation of Exclusive Consulting and Service Agreement dated January 1, 2005 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 4.71 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.31	Translation of Exclusive Consulting and Service Agreement dated July 1, 2005 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 4.72 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.32	Mobile Value-added Service Business Cooperation Agreement, between China Unicom and Shanghai Unilink, dated as of May 18, 2005 (incorporated by reference to Exhibit 4.73 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.33	Translation of Exclusive Consulting and Service Agreement dated June 1, 2005 between Shanghai Huitong Information Co., Ltd. and Hainan Zhong Tong Computer Co., Ltd. (incorporated by reference to Exhibit 4.80 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.34	Equity Transfer Agreement, dated June 15, 2005, by and among Shanghai Weilan Computer Co., Ltd., Yuan Jinhua, Zhao Teng, Jing Shengmei, Zhao Huiping, Chen Huawei and Huang Chang in relation to Hainan Zhong Tong Computer Co., Ltd. (incorporated by reference to Exhibit 4.81 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

4.35	Translation of Operating Agreement dated June 1, 2005 among Shanghai Huitong Information Co., Ltd., Hainan Zhong Tong Computer Co., Ltd., Yuan Jinhua and Zhao Teng (incorporated by reference to Exhibit 4.82 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2006).

Exhibit
Number	Document

4.36	Translation of Cooperation Contract dated September 13, 2006 by and between Shanghai Zhongbang Culture Media Co., Ltd. and Shanghai Linktone Consulting Co., Ltd. (incorporated by reference to Exhibit 4.47 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.37	Translation of Equity Interests Pledge Agreement dated May 12, 2006 between Shanghai Linktone Consulting Co., Ltd. and Yao Baoxin (incorporated by reference to Exhibit 4.48 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.38	Translation of Equity Interests Pledge Agreement dated October 16, 2006 between Shanghai Linktone Consulting Co., Ltd. and Wang Wenlei (incorporated by reference to Exhibit 4.49 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.39	Translation of Contract Relating to the Exclusive Purchase Right of Equity Interest dated May 12, 2006 among Shanghai Weilan Computer Co., Ltd., Linktone Ltd. and Yao Baoxin (incorporated by reference to Exhibit 4.50 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.40	Translation of Contract Relating to the Exclusive Purchase Right of Equity Interest dated October 16, 2006 among Shanghai Weilan Computer Co., Ltd., Linktone Ltd. and Wang Wenlei (incorporated by reference to Exhibit 4.51 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.41	Translation of Loan Agreement dated May 12, 2006 between Linktone Ltd. and Yao Baoxin (incorporated by reference to Exhibit 4.52 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.42	Translation of Loan Agreement dated October 16, 2006 between Linktone Ltd. and Wang Wenlei (incorporated by reference to Exhibit 4.53 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.43	Translation of Operating Agreement dated October 16, 2006 among Shanghai Linktone Consulting Co., Ltd., Shanghai Weilan Computer Co., Ltd., Wang Wenlei and Yao Baoxin (incorporated by reference to Exhibit 4.54 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.44	Translation of Power of Attorney made by Yao Baoxin on May 12, 2006 (incorporated by reference to Exhibit 4.55 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.45	Translation of Power of Attorney made by Wang Wenlei on October 16, 2006 (incorporated by reference to Exhibit 4.56 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.46	Translation of Equity Interests Pledge Agreement dated April 1, 2006 between Shanghai Huitong Information Co., Ltd. and Zhangrong (incorporated by reference to Exhibit 4.57 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

Exhibit
Number	Document

4.47	Translation of Equity Interests Pledge Agreement dated November 16, 2006 between Shanghai Huitong Information Co., Ltd. and Hu Wenjun (incorporated by reference to Exhibit 4.58 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.48	Translation of Contract Relating to the Exclusive Purchase Right of Equity Interest dated April 1, 2006 among Shanghai Unlink Computer Co., Ltd., Linktone Ltd. and Zhang Rong (incorporated by reference to Exhibit 4.59 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.49	Translation of Contract Relating to the Exclusive Purchase Right of Equity Interest dated November 16, 2006 among Shanghai Unlink Computer Co., Ltd., Linktone Ltd. and Hu Wenjun (incorporated by reference to Exhibit 4.60 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.50	Translation of Loan Agreement dated April 1, 2006 between Linktone Ltd. and Zhang Rong (incorporated by reference to Exhibit 4.61 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.51	Translation of Loan Agreement dated November 16, 2006 between Shanghai Unlink Computer Co., Ltd., Linktone Ltd. and Hu Wenjun (incorporated by reference to Exhibit 4.62 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.52	Translation of Operating Agreement dated November 16, 2006 among Shanghai Huitong Information Co., Ltd., Shanghai Unlink Computer Co., Ltd., Zhang Rong and Hu Wenjun (incorporated by reference to Exhibit 4.63 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.53	Translation of Power of Attorney made by Zhang Rong on April 1, 2006 (incorporated by reference to Exhibit 4.64 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.54	Translation of Power of Attorney made by Hu Wenjun on April 1, 2006 (incorporated by reference to Exhibit 4.65 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.55	Translation of Cooperation Agreement on Mobile Monternet SMS effective as of December 1, 2006 between Liaoning Mobile Communications Co., Ltd. and Beijing LFmobile Technologies Co., Ltd. (incorporated by reference to Exhibit 4.67 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.56	Translation of Beijing Netcom Agreement on IVR Service (Happy Ring Bar) effective as of April 18, 2006 between China Netcom (Group) Co., Ltd., Beijing branch and Shanghai Unlink Computer Co., Ltd. (incorporated by reference to Exhibit 4.68 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.57	Translation of Cooperation Agreement on Developing Mobile Monternet SMS dated June 10, 2006 between Hainan Mobile Communications Co., Ltd. and Hainan Zhong Tong Computer & Network Co., Ltd. (incorporated by reference to Exhibit 4.69 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

Exhibit
Number	Document

4.58	Summary of Key Terms in Cooperation Framework Agreement dated October 25, 2006 between Youth League Internet, Film and Television Center and Beijing Lian Fei Wireless Communication Technology Co., Ltd. (incorporated by reference to Exhibit 4.72 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.59	Summary of Key Terms in Exclusive Advertisement Agency Agreement dated October 26, 2006 between Youth League Internet, Film and Television Center and Shanghai Ling Yu Culture Communication Co., Ltd. (incorporated by reference to Exhibit 4.73 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.60	Summary of Key Terms in Exclusive Cooperation Agreement on Value-Added Services dated January 8, 2007 between Shanghai Dong Fang Long Xin Media Co., Ltd. and Beijing Ojava Wireless Information Technology Co. Ltd. (incorporated by reference to Exhibit 4.74 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.61	Acquisition Agreement dated as November 28, 2007 between PT Media Nusantara Citra Tbk and Linktone Ltd. (incorporated by reference to Exhibit B to the Solicitation /Recommendation Statement on Schedule 14D-9 filed with the SEC on December 21, 2007).

4.62	Amendment to the Acquisition Agreement dated as of December 19, 2007 between PT Media Nusantara Citra Tbk and Linktone Ltd. (incorporated by reference to Exhibit C to the Solicitation /Recommendation Statement on Schedule 14D-9 filed with the SEC on December 21, 2007).

4.63	Translation of Contract regarding Exclusive Purchasing Right dated December 14, 2007 between Linktone Ltd., Chen Jin and Shanghai Langyi Advertising Co., Ltd. (incorporated by reference to Exhibit 4.63 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 30, 2008).

4.64	Translation of Shares Pledge Contract dated December 14, 2007 between Shanghai Linktone Software Co., Ltd. and Chen Jin (incorporated by reference to Exhibit 4.64 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 30, 2008).

4.65	Translation of Loan Contract dated December 14, 2007 between Linktone Ltd. and Chen Jin (incorporated by reference to Exhibit 4.65 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 30, 2008).

4.66	Translation of Letter of Authorization dated December 14, 2007 by Chen Jin (incorporated by reference to Exhibit 4.66 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 30, 2008).

4.67	Translation of Contract regarding Exclusive Purchasing Right dated December 14, 2007 among Linktone Ltd., Gu Lei and Shanghai Langyi Advertising Co., Ltd. (incorporated by reference to Exhibit 4.67 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 30, 2008).

4.68	Translation of Shares Pledge Contract dated December 14, 2007 between Shanghai Linktone Software Co., Ltd. and Gu Lei (incorporated by reference to Exhibit 4.68 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 30, 2008).

Exhibit
Number	Document

4.69	Translation of Loan Contract dated December 14, 2007 between Linktone Ltd. and Gu Lei (incorporated by reference to Exhibit 4.69 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 30, 2008).

4.70	Translation of Letter of Authorization dated December 14, 2007 by Gu Lei (incorporated by reference to Exhibit 4.70 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 30, 2008).

4.71	Translation of Cooperation Agreement on Promotion of Wireless Value-added Service dated October 8, 2007 between Beijing SingSung Media Technology Co., Ltd. and Shanghai Linktone Internet Technology Co., Ltd. (incorporated by reference to Exhibit 4.71 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 30, 2008).

4.72	English summary of the Advertisement Operation Agreement dated November 20, 2007 between Tianjin Satellite Television and Shanghai Lang Yi Advertising Co., Ltd., and two supplemental agreements dated November 20, 2007, which were prepared in Chinese (incorporated by reference to Exhibit 4.72 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 30, 2008).

8.1	Significant Subsidiaries (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 30, 2008).

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2005).

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (incorporated by reference to Exhibit 13.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 30, 2008).

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (incorporated by reference to Exhibit 13.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 30, 2008).

15.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 15.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 30, 2008).

15.2	Consent of Walkers (incorporated by reference to Exhibit 15.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 30, 2008).

15.3	Consent of Jun He Law Offices (incorporated by reference to Exhibit 15.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 30, 2008).

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to such annual report on its behalf.

LINKTONE LTD.
By:	/s/Jimmy Lai
Jimmy Lai
Chief Financial Officer

Date: July 17, 2008