Form 20-F
period 2008-12-31
LINKTONE LTD
filed 2009-06-19
CIK 1270532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
27/F, Building 1, Landmark Towers
8 North East Third Ring Road
Chao Yang District, Beijing, 100004, People’s Republic of China
(Address of principal executive offices)
Colin Sung
27/F, Building 1, Landmark Towers
8 North East Third Ring Road
Chao Yang District, Beijing, 100004, People’s Republic of China
Phone: 86-10-6539-6888
Email: Colin.Sung@linktone.com
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
NONE
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 420,636,230 ordinary shares, par value US$0.0001 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

INTRODUCTION

PART I

Item 1. Identity of Directors, Senior Management and Advisers	1

Item 2. Offer Statistics and Expected Timetable	1

Item 3. Key Information	1

Item 4. Information on the Company	30

Item 4A. Unresolved Staff Comments	51

Item 5. Operating and Financial Review and Prospects	51

Item 6. Directors, Senior Management and Employees	79

Item 7. Major Shareholders and Related Party Transactions	88

Item 8. Financial Information	89

Item 9. The Offer and Listing	90

Item 10. Additional Information	91

Item 11. Quantitative and Qualitative Disclosures About Market Risk	107

Item 12. Description of Securities Other than Equity Securities	107

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies	107

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	107

Item 15. Controls and Procedures	107

Item 16. Reserved

Item 16A. Audit Committee Financial Expert	108

Item 16B. Code of Ethics	108

Item 16C. Principal Accountant Fees and Services	109

Item 16D. Exemptions from the Listing Standards for Audit Committees	109

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	110

Item 16F. Change in Registrant’s Certifying Accountant	110

Item 16G. Corporate Governance	110

PART III

Item 17. Financial Statements	110

Item 18. Financial Statements	110

Item 19. Exhibits	111

Exhibit 4.23
Exhibit 4.26
Exhibit 4.27
Exhibit 4.28
Exhibit 4.30
Exhibit 4.31
Exhibit 4.32
Exhibit 4.33
Exhibit 4.34
Exhibit 4.35
Exhibit 4.36
Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1
Exhibit 15.2
Exhibit 15.3
Exhibit 15.4

INTRODUCTION
This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008.
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
PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not Applicable.
Item 2. Offer Statistics and Expected Timetable
Not Applicable.
Item 3. Key Information
A. Selected Financial Data
The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects.” The following data as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008 has been derived from our audited consolidated financial statements for those years and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data as of December 31, 2004, 2005 and 2006 and for the years ended December 31, 2004 and 2005 has also been derived from our audited consolidated financial statements for those years, which are not included in this annual report. Our audited financial statements for the foregoing periods were prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.

All amounts below are in U.S. dollars, except for share number data.

	For the year ended December 31,
	2004(1)	2005	2006(2)	2007(2)	2008

Statements of Operation Data:
Gross revenue	$50,318,744	$73,608,603	$79,507,654	$49,714,795	$67,025,802
Net revenue	48,083,700	70,487,256	76,227,642	47,963,278	64,505,683
Cost of services	(15,305,416)	(26,483,694)	(28,654,437)	(20,377,795)	(33,837,630)
Gross profit	32,778,284	44,003,562	47,573,205	27,585,483	30,668,053
Operating expenses:
Product development	(2,807,720)	(6,229,976)	(7,372,074)	(5,506,938)	(3,177,071)
Selling and marketing	(8,794,568)	(14,719,763)	(22,592,886)	(13,787,153)	(13,130,513)
General and administrative	(10,274,754)	(11,786,995)	(11,789,984)	(11,762,028)	(9,901,474)
Provisions for impairment	—	—	—	(5,142,396)	—
Total operating expenses	(21,877,042)	(32,736,734)	(41,754,944)	(36,198,515)	(26,209,058)
Income/(loss) from continuing operations	10,901,242	11,266,828	5,818,261	(8,613,032)	4,458,995
Interest income, net of financial expenses (3)	815,447	1,965,801	1,589,180	1,111,337	1,728,654
Subsidy and other income, net of other expenses	346,652	720,763	862,830	467,690	384,553
Other-than-temporary impairment loss on investments	—	—	—	—	(1,476,937)
Income tax expense	(997,307)	(1,504,329)	(1,267,183)	(433,657)	(786,057)
Minority interest	—	—	(54,595)	—	—
Net income/(loss) from continuing operations	11,066,034	12,449,063	6,948,493	(7,467,662)	4,309,208
Loss from discontinued operations, net of tax expense of $nil	—	—	(155,902)	(8,936,340)	(20,807,008)
Net income/(loss)	$11,066,034	$12,449,063	$6,792,591	$(16,404,002)	$(16,497,800)
Other comprehensive income/(loss)	(64,414)	791,662	1,478,605	2,511,673	2,646,071
Comprehensive income/(loss)	$11,001,620	$13,240,725	$8,271,196	$(13,892,329)	$(13,851,729)
Earning/(loss) per share:
Basic
Continuing operations	$0.05	$0.05	$0.03	$(0.03)	$0.01
Discontinued operations	$0.00	$0.00	$(0.00)	$(0.04)	$(0.05)
Total net income/(loss)	$0.05	$0.05	$0.03	$(0.07)	$(0.04)
Diluted
Continuing operations	$0.04	$0.05	$0.03	$(0.03)	$0.01
Discontinued operations	$0.00	$0.00	$(0.00)	$(0.04)	$(0.05)
Total net income/(loss)	$0.04	$0.05	$0.03	$(0.07)	$(0.04)
Weighted average ordinary shares:
Basic	224,569,476	257,020,040	253,850,193	239,499,334	374,285,807
Diluted	248,081,126	275,385,579	259,529,531	239,499,334	374,847,328
Statements of Cash Flows Data:
Cash flows from:
Operating activities of continuing operations	$9,654,127	$9,561,944	$15,280,775	$4,592,626	$7,970,372
Operating activities of discontinued operations	—	—	(1,157,443)	(14,779,630)	(10,799,804)
Investing activities of continuing operations	(17,266,029)	(34,440,154)	25,929,895	(3,042,125)	(12,887,561)
Investing activities of discontinued operations	—	—	(5,110,031)	(566,181)	(16,210)
Financing activities of continuing operations	65,412,374	(2,832,327)	(20,670,822)	25,847	57,359,539

(1)	We restated our consolidated financial statements for the year ended December 31, 2004 in our annual report on Form 20-F for the year ended December 31, 2005.

(2)
The statements of operation data for the years ended December 31, 2006 and 2007 have been adjusted to show the financial results of our advertising business (which included various cross-media advertising arrangements as described in Item 4.B. “Information on the Company — Business Overview — Cross-Media Business”) as discontinued operations. That business segment started in the fourth quarter of 2006 and was terminated in the third quarter of 2008.

(3)	Interest income includes $64,773 from a related party for the year ended December 31, 2008.

	As of December 31,
	2004	2005	2006	2007	2008
Balance Sheet Data:
Cash, cash equivalents and restricted cash	$63,413,629	$36,252,678	$51,445,086	$39,646,522	$81,593,823
Short-term investments	14,860,365	41,580,530	1,012,230	2,315,334	14,372,646
Accounts receivable, net	10,445,535	15,945,662	12,371,700	10,164,756	15,245,030
Loan receivable from a related party	—	—	—	—	7,984,450
Tax refund, other receivables and other current assets	5,914,232	8,079,091	5,618,676	14,644,396	7,827,173
Property and equipment, net	2,527,813	3,565,446	2,852,735	2,258,814	1,031,543
Goodwill, intangible assets and other long term assets	1,046,381	13,456,873	24,848,843	21,315,116	15,348,053

Total Assets	$98,207,955	$118,880,280	$98,149,270	$90,344,938	$143,402,718
Total Liabilities	10,538,867	18,790,369	9,000,427	13,551,129	15,192,667
Minority interests	—	—	—	108,066	—
Total shareholders’ equity	87,669,088	100,089,911	89,148,843	76,685,743	128,210,051
Total liabilities and shareholders’ equity	$98,207,955	$118,880,280	$98,149,270	$90,344,938	$143,402,718
Exchange Rate Information
Our business is currently conducted in and from China in Renminbi. In this annual report, all references to “Renminbi” and “RMB” are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. The conversion of Renminbi into U.S. dollars in this annual report is based on the middle rate between buying and selling as published by the People’s Bank of China of the PRC. For reader convenience, this annual report contains translations of some Renminbi or U.S. dollar amounts for 2008 at US$1.00: RMB6.8346, which was the middle rate on December 31, 2008. The published middle rate on May 31, 2009 was US$1.00: RMB 6.8324. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth the average middle rates for Renminbi expressed as per one U.S. dollar for the years 2004, 2005, 2006, 2007 and 2008:

Year	Renminbi Average(1)
2004	8.2768
2005	8.1826
2006	7.9579
2007	7.6040
2008	6.9451

(1)	Determined by averaging the middle rate between buying and selling rates on the last business day of each month during the relevant period.
The following table sets forth the high and low middle rates for Renminbi expressed as per one U.S. dollar during the past six months.

Month Ended	High	Low
December 31, 2008	6.8527	6.8322
January 31, 2009	6.8399	6.8360
February 28, 2009	6.8398	6.8327
March 31, 2009	6.8395	6.8293
April 30, 2009	6.8370	6.8250
May 31, 2009	6.8324	6.8201
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
We offer most of our telecom value-added services to users through three principal mobile phone and fixed line network operators in China, China Mobile Communications Corporation, or China Mobile, China United Telecommunications Corporation, or China Unicom, and China Telecom Group, or China Telecom, which service substantially all of China’s approximately 641 million mobile phone subscribers at the end of December 2008. As of December 2008, China Mobile had approximately 472 million mobile subscribers, or 73.6% of the mobile phone service market in China, China Unicom had approximately 133 million mobile subscribers, or 20.7% of the mobile phone service market in China and China Telecom had approximately 36 million mobile subscribers, or the remaining 5.7% of the mobile phone service market in China. Given their dominant market position, our negotiating leverage with China Mobile, China Unicom and China Telecom (referred to as the operators in this annual report) is limited. If our various contracts with any of the operators are terminated or adversely altered, it may be impossible to find appropriate replacement operators with the requisite licenses and permits, infrastructure and customer base to offer our services, and our business would be significantly impaired. For 2006, 2007 and 2008, we derived approximately 75.7%, 67.9% and 73.1%, respectively, of our total revenue from China Mobile and are, therefore, particularly dependent on that operator.

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
Over the last several years, acting under the guidance of China’s Ministry of Industry and Information Technology, or the MII (prior to the PRC government restructuring in March 2008, its predecessor, the Ministry of Information Industry), the operators began enforcing their customer service policies more rigorously than in the past and initiated steps to improve customer service. For example, the operators have been less willing to permit service providers to engage in broad distributions of short messages (known as SMS) to promote their services, known as “SMS pushes,” which have been used to cross-sell higher-margin services, because of the concern that users may find such messages a nuisance. While we continue to engage in SMS pushes with the approval of the operators, we cannot be certain that we will be granted permission to the extent we request, or at all, in the future. This rigorous enforcement, including the restrictions on SMS pushes, has resulted in a number of penalties being imposed on participants in the market. These penalties have included precluding such participants from offering certain services over the operators’ networks or from offering new services for a fixed period.

In response to policy directives from the MII, China Mobile and China Unicom introduced significant changes to their operating policies in the second half of 2006, including requiring double confirmations for new subscriptions and a requirement that a reminder be sent to existing monthly subscribers of their subscription and fee information and that inactive users be cancelled. In addition, in May 2007 China Mobile initiated a new policy under which all Wireless Application Protocol, or WAP, users are reminded of charges they may incur for WAP services. Changes in these policies have, among other things, enabled monthly subscribers to more easily reject our services. In 2008, in order to improve its oversight of service providers, China Mobile started to rank SMS and interactive voice response (known as “IVR”) service providers based on certain performance criteria, and those service providers that fall into a lower rank are subject to restrictions in service fees they may charge. These policy changes by the operators negatively affected our revenue and profitability from 2G, 2.5G and audio-related services in 2006, 2007 and 2008.
Because the operators’ policies may be subject to further changes and they are highly sensitive to customer complaints (even if the complaints may not have a bona fide basis), we cannot be certain that our business activities will always be deemed in compliance with those policies despite our efforts to so comply. Accordingly, we may be subject to additional monetary penalties or service suspensions or both, even for conduct which we believed to be permissible. Our relationships with the operators could be adversely affected in the long-term if we are perceived to be providing consistently poor quality services or weak customer service. Any non-compliance with the operators’ policies by us, whether inadvertent or not, could result in a material and adverse effect on our revenue, profitability and financial condition.
Our business has been adversely affected and will continue to be adversely affected if the operators continue to expand their own portfolio of telecom value-added services that compete with our services.
The principal mobile operators in China have traditionally offered a limited number of specific telecom value-added services, such as personal information management and instant messaging. However, in the last several years, they have been increasing their offerings of telecom value-added services. For example, in July 2006, China Mobile introduced its own integrated music service platform by working directly with music companies to provide downloads of various songs and music. In May 2007, China Mobile also started to promote its own value-added services on the embedded menus of handsets customized for China Mobile. Our business has been affected by this trend and will be adversely affected further if any of the operators decides to further increase its own offerings of telecom value-added services to mobile and fixed line phone users which compete with our services. Moreover, we could be partially or fully denied access to their networks as the operators expand their service offerings.
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

Our revenue and cost of services are affected by billing and transmission failures which are often beyond our control.
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
These situations are known in the industry as billing and transmission failures, and we do not recognize any revenue for services which are characterized as billing and transmission failures. Billing and transmission failures can significantly lower the revenue we record. We are also required to pay some of our content and distribution channel providers a percentage of the revenue received from or confirmed by the operators with respect to services incorporating the content providers’ products or distributed through their channels. In calculating the fees payable to these providers, we make estimates to take into account certain potential adjustments made by the operators which may have been applicable to the services incorporating the providers’ products, and reduce the fees payable by us accordingly. Nonetheless, as estimates involve making assumptions which may prove inaccurate, we have in the past paid, and may continue to pay, such providers fees which are disproportionate to what we have been paid for the relevant service.
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

The operators have begun charging us if their customers default in payment of our service fees and may also impose higher service or network fees on us if we are unable to satisfy customer usage and other performance criteria.
Fees for our telecom value-added services are charged on a monthly subscription or per use basis. Based on our contractual arrangements, we rely on the operators for both billing of, and collection from, phone users of fees for our services.
China Mobile generally charges us a service fee of 15.0% to 30.0% of the revenue generated by our services. China Unicom and China Telecom have implemented a sliding scale system whereby the percentage of gross revenue received by the service provider can range from 57.0% to 90.0% and 48.0% to 85.0%, respectively, depending on customer usage, revenue and other performance criteria. In 2008, we received on average 81.0%, 79.0%, 49.0% and 51.0%, respectively, of the gross revenue from China Mobile, China Unicom, China Telecom and China Netcom (prior to its merger into China Unicom). Moreover, to the extent that the number of messages sent by us over each operator’s network in most provinces, exceeds the number of messages our customers send to us, we must pay per message network fees, which decrease in several provinces as the volume of customer usage of our services increases. The number of messages sent by us will exceed those sent by our users, for example, if a user sends us a single message to order a game but we in turn must send that user several messages to confirm his or her order and deliver the game itself. We cannot be certain that we will be able to satisfy these criteria in the future or that the operators will keep the criteria at their current levels.
In 2007, the operators, through most of their provincial and local offices, began to charge us services fees and network fees even if a customer defaults in payment to the operators for our services. Our gross margins have been reduced as a result of these charges, and any future increase in the operator’s network fees and service charges will likely reduce our gross margins further.
The operators may not authorize our services to be offered on their networks or restrict the service fees we may charge if we fail to achieve minimum customer usage, revenue and other criteria.
Our business could be adversely affected if we fail to achieve minimum customer usage, revenue and other criteria imposed or revised by the operators at their discretion from time to time. The operators, through their provincial and local offices, have historically preferred to work only with a small group of the best performing telecom value-added service providers, based upon the uniqueness of the service offered by each provider, total number of users, usage and revenue generated in the applicable province or municipality, the rate of customer complaints, and marketing expenditures in the applicable province or municipality. If we fail to meet the then current performance criteria that the operators set from time to time, our services could be excluded from their networks at a provincial, municipal or national level, or we could be precluded from introducing new services or services with higher fees, which would adversely affect our revenue and growth prospects.
In April and June 2008, China Mobile started to implement a quarterly credit and ranking for its SMS and IVR service providers, respectively, based on certain performance criteria, and those service providers that fall into a lower rank are subject to restrictions in service fees they may charge in the following quarters until the ranking improves. China Mobile may extend such ranking system to other services in the future. During 2008, some of the telecom value-added services offered by our affiliated entities received lower ranks for certain quarters which reduced our revenue in those periods. If most of our affiliated entities fail to achieve a satisfactory ranking in the future, the service fees we may charge could be restricted, which would adversely affect our revenue and profit margin.

The services we offer and the prices we charge are subject to approval by the operators, and if requested approvals are not granted in a timely manner, our business could be adversely affected.
We must obtain approval from the operators with respect to each service that we propose to offer to their customers and the pricing for such service. In addition, any changes in the pricing of our existing services must be approved in advance by these operators. There can be no assurance that such approvals will be granted in a timely manner or at all. Moreover, under all of our contracts with China Mobile and most of our contracts with China Unicom and China Telecom, we cannot change prices more than once every six months or charge prices outside of a fixed range. Failure to obtain, or a delay in obtaining, such approvals could place us at a competitive disadvantage in the market and adversely affect our business. In addition, the operators’ more rigorous enforcement of their customer service policies in recently years may result in stricter scrutiny by the operators of our proposed services and pricing, which may in turn delay the approval process or result in disapproval of such proposed services or pricing.
We may face increasing risks relating to conducting business internationally.
Currently, all of our revenue is generated within the PRC. However, part of our long-term strategy is to leverage the extensive media resources and relationships with content providers of our controlling shareholder, PT Media Nusantara Citra Tbk, or MNC, to enter other markets in Asia to expand our geographic coverage. This initiative may cause us to become increasingly subject to various risks relating to conducting business abroad, including:
•	political and economic instability in countries where we offer our services;

•	different user preferences and usage habits with respect to telecom value-added services in other markets;

•	legal or regulatory restrictions;

•	potentially negative consequences from changes in tax laws;

•	fluctuations in currency exchange rates;

•	difficulty in staffing and managing widespread operations;

•	differing protection of intellectual property; and

•	difficulties in collecting accounts receivable because of distance and different legal rules.
Our future growth and profitability may be material adversely affected if we cannot adequately manage these and any other risks which arise in connection with our planned international expansion.
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
We began commercially offering telecom value-added services in China in August 2000, and since that time, the technologies and services used in the telecom value-added services industry in China have developed rapidly. As a result of this rapid and continual change in the industry, you should consider our prospects in light of the risks and difficulties frequently encountered by companies in an early stage of development. These risks include our ability to:
•
attract and retain users for our telecom value-added services, especially for our 2.5G and audio-related services, mobile online games which we expect to launch in late 2009 and third generation services which are being launched in the PRC in 2009,

•
our ability to expand the content and services that we offer and, in particular, develop and aggregate innovative new content and service offerings, and sources of revenue which are not dependent on the operators,

•	respond effectively to rapidly evolving competitive and market dynamics and address the effects of mergers and acquisitions among our competitors,
•	maintain, expand and enhance our relationships with international media companies and other strategic partners and to generate meaningful returns from such partnerships, and
•	increase awareness of our brand and user loyalty.
Due to these factors, there can be no certainty that we will maintain or increase our current share of the highly competitive market in which we operate.
The success of some of our services is significantly dependent on our ability to obtain, customize, localize desirable content and technology from third parties and distribute our services effectively.
We are increasingly obtaining much of our telecom value-added services content, including wireless games, logos, music, news and other content such as popular radio or television programs, from third parties. Furthermore, we expect that we will license technology in connection with our development of next generation services. Starting from 2008, we have also been increasingly relying on non operator channels to distribute our services, such as cooperating with manufacturers and designers of mobile handsets to embed our services in their handsets. As the market for telecom value-added services develops, content and technology providers and distribution channel providers have increased their profits from these distribution and localization arrangements by demanding a greater share of revenue or other fees, which has adversely affected our financial performance, including adversely affecting our gross margins in 2008.
Many of our arrangements with content and technology providers as well as distribution channel providers are non-exclusive, short-term and subject to renewal. If our competitors are able to provide or distribute such content in a similar or superior manner or to license the same technologies, it could adversely affect the popularity of our services and our negotiating leverage with third party providers.
In addition, we must often invest significant resources in customizing and localizing the content and applications we license or purchase for the Chinese telecom market or we are authorized to use. This may include work ranging from translating the content or application interface into Chinese to performing significant development work to utilize the particular content or application.
If we fail to establish and maintain economically attractive relationships with content, technology and distribution channel providers or to thereafter successfully customize and localize any third party content or technology, we may not be able to attract and retain users or maintain or improve our financial performance.

We recognize revenue for our services on an accrual basis which involves the use of estimates of monthly revenue to the extent we are unable to obtain actual figures from the operators before we finalize our financial statements. This could in turn require us to make adjustments to our financial statements and cause delay in the announcement of our quarterly earnings.
We recognize revenue earned on an accrual basis and plan to do so in future quarters, if necessary, in order to report our earnings on a timely basis. This involves the use of estimates of monthly revenue based on our internal records for the month and monthly confirmation rates with the operators in prior months if we are unable to obtain actual figures from the operators before we finalize our financial statements. Actual revenue may differ from prior estimates when unexpected variations in billing and transmission failures occur. Recognizing revenue on an accrual basis could potentially require us to later make adjustments to our financial statements if the operators’ billing statements and cash payments are different from our estimates, which could adversely affect our reputation and the price of our American Depositary Shares, or ADSs.
To minimize the amount of gross revenue which we recognize based on such estimates, we will typically delay announcing our quarterly and year-end financial results until we have received substantially all of the monthly confirmations from the operators. For the years ended December 31, 2006, 2007 and 2008, approximately 0.5%, 1.3% and 2.5%, respectively, of our gross revenue were based on such estimates. However, this approach requires us to announce our financial results after a relatively extended period following each period-end which could create uncertainty in the market for our ADSs and adversely affect their price. Starting from April 2007, China Unicom affiliates in all provinces have lengthened their time of confirming actual revenue figures to service providers by another four months. These factors in turn tend to increase the portion of our revenue that we must estimate for a given quarter.
We face intense competition.
The Chinese market for telecom value-added services is intensely competitive, and is changing rapidly. We compete principally with three groups of telecom value-added service providers in China:
•	dedicated service providers such as Linktone, whose business focus is to offer a variety of telecom content directly to mobile and fixed line phone users,
•	the national Internet portal operators in China, which offer Internet access and content aggregation services on a nationwide basis in addition to telecom services, and
•	niche service providers, which focus primarily on a particular market segment or application that often builds on a pre-existing sector competency.
We have faced competition from service providers in the three groups described above since our entry into this market. We may also face significant competition from other parties, including companies which offer online services and are expanding to various degrees into telecom value-added services, such as Shanda Interactive Entertainment Limited and Focus Media Holding Limited, which primarily focus on Internet-based games and media services, respectively, but have also begun to offer wireless games and services. Moreover, entry barriers are relatively low for new competitors in the telecom value-added services market, particularly for 2G services. Several of our competitors have longer operating histories in China, greater name and brand recognition, larger customer bases and databases, significantly greater financial, technological and marketing resources and superior access to original content than we have. As a result, our existing or potential competitors may in the future achieve greater market acceptance and gain additional market share, which in turn could reduce our revenue.
A substantial portion of our revenue is derived from the relatively wealthier coastal and southern provinces in China, and the termination or alteration of our contracts with the operators or a general economic downturn in those areas could have a particularly adverse effect on our business.
Per capita income levels and mobile phone penetration rates (i.e., the number of mobile subscribers divided by the population of China) in China are generally higher in the coastal and southern provinces, such as Guangdong, Jiangsu, Liaoning, and Zhejiang provinces, as well as the municipalities of Shanghai and Beijing, which are among our top revenue generating locales.

Some of our contracts are with the operators’ parent companies and are nationwide, while other contracts are with the respective affiliates of the operators in various provinces and municipalities. As noted above, there are numerous, often highly-subjective bases on which the operators have the right to terminate our contracts with them. Moreover, some of our nationwide contracts or contracts with affiliates of China Mobile for Guangdong, Jiangsu, Liaoning and Zhejiang provinces and the municipalities of Shanghai and Beijing can be terminated in the discretion of either contracting party upon 15 to 30 days notice, depending on the contract. If these contracts are terminated or adversely altered or there is a general economic downturn in those areas, our business could be adversely affected. We cannot predict whether there will be a termination of our contracts with affiliates of the operators in significant provinces in the future.
We have incurred net losses for a significant portion of our history. We incurred net losses beginning in the first quarter of 2007 until the fourth quarter of 2008, during which time we were implementing our cross-media strategy, and may incur additional losses in future periods.
We incurred significant net losses until the first quarter of 2003 and began incurring net losses again in the first quarter of 2007 until the fourth quarter of 2008 during which time we were implementing our cross-media strategy which involved significant expenses. We could incur significant net losses in the future due to changes in the market, operating environment and competitive dynamics and our ability to respond to those changes, as well as any possible new strategic initiatives launched by our company. If we do not sustain profitability, the market price of our ADSs may decline.
We depend on key personnel for the success of our business. Our business may be severely disrupted if we lose the services of our key executives and employees or fail to add new senior and middle managers to our management.
Our future success is heavily dependent upon the continuing service of our key executives, particularly Hary Tanoesoedibjo, our Chief Executive Officer, Colin Sung, our Chief Financial Officer and Deputy Chief Executive Officer, and Muliawan Guptha, our Chief Strategy Officer. Our future success is also dependent upon our ability to attract and retain qualified senior and middle managers to our management team. If one or more of our current or future key executives and employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and our business may be severely disrupted. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose customers and suppliers and incur additional expenses to recruit and train personnel. Muliawan Guptha has entered into an employment agreement and a confidentiality, non-competition and non-solicitation agreement with us. We are in the process of entering into an employment agreement and a confidentiality, non-competition and non-solicitation agreement with each of Hary Tanoesoedibjo and Colin Sung. We do not maintain key-man life insurance for any of our executive officers.
We also rely on a number of key technology and product development staff for the operation of our company. Given the competitive nature of our industry, the risk of key technology and product development staff leaving our company is high and could disrupt our operations.

We may need additional capital and may not be able to obtain such capital on acceptable terms. Even if we are able to obtain capital on acceptable terms, it may result in operating and financial covenants that would restrict our operations and/or additional dilution to our shareholders.
It is difficult to plan for capital requirements in our rapidly changing industry. We may need additional capital for our future acquisitions, service development, technological infrastructure and sales and marketing activities. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:
•	investors’ perceptions of, and demand for, securities of telecommunications value-added services companies;
•	conditions of the U.S. and other capital markets in which may seek to raise funds;
•	our future results of operations, financial conditions and cash flows;
•	PRC governmental regulations of foreign investment in value-added telecommunications companies;
•	economic, political and other conditions in the PRC; and
•	PRC governmental policies relating to foreign currency borrowings.
If our current sources are insufficient to satisfy our capital requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. If we fail to raise additional funds on terms acceptable to us, or at all, such failure may have a material adverse effect on our business, financial condition and results of operations. For example, we may not be able to carry out parts of our future growth strategy to acquire assets, technologies and business that are complementary to our existing business or necessary to maintain our growth and competitiveness.
Even if we are able to obtain capital on terms acceptable to us, the incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. The sale of additional equity or convertible debt securities could result in additional dilution to shareholders.
Business growth and a rapidly changing operating environment may strain our limited resources.
We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. As our user base increases, we will need to increase our investment in our technology infrastructure, facilities and other areas of operations, in particular our product development, customer service and sales and marketing which are important to our future success. If we are unable to manage our growth and expansion effectively, the quality of our services and our customer support could deteriorate and our business may suffer. For example, any such performance issue could prompt the operators to cease offering our services over their networks. Our future success will depend on, among other things, our ability to:
•	develop and quickly introduce new services, adapt our existing services and maintain and improve the quality of all of our services, particularly as new mobile technologies such as 3G are introduced;
•	effectively maintain our relationships with the operators and our satellite television partners;
•	expand the percentage of our revenue which are recurring and are derived from monthly subscription based services;
•	develop sources of revenue which are not dependent on the operators;

•	enter into and maintain relationships with desirable content providers;

•
continue training, motivating and retaining our existing employees and attract and integrate new employees, including our senior management, some of whom have been with our company for less than one year;

•	develop and improve our operational, financial, accounting and other internal systems and controls; and
•	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. securities laws, is complete and accurate.
Any failure of the mobile telecommunications network, the Internet or our technology platform may reduce use of our services.
Both the continual accessibility of the networks of the operators in China and the performance and reliability of China’s Internet infrastructure are critical to our ability to attract and retain users. Moreover, our business depends on our ability to maintain the satisfactory performance, reliability and availability of our technology platform. The servers which constitute the principal system hardware for our operations are located in five locations in Beijing. We maintain backup system hardware in our offices in Shanghai and Beijing, but cannot be certain such backup will be adequate if there are problems with our primary system hardware. Any server interruptions, break-downs or system failures, including failures caused by sustained power shutdowns, floods or fire causing loss or corruption of data or malfunctions of software or hardware equipment, or other events outside our control that could result in a sustained shutdown of all or a material portion of the mobile networks, the Internet or our technology platform, could adversely impact our ability to provide our services to users and decrease our revenue.
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
In connection with China’s entry into the World Trade Organization, or WTO, foreign investment in telecommunications and Internet services in China was liberalized to allow for up to 30.0% foreign ownership in value-added telecom and Internet services in 2002, 49.0% in 2003 and 50.0% thereafter. In order to meet these ownership requirements, as of December 31, 2008, we maintained control over the following affiliated Chinese entities: (i) Shanghai Weilan Computer Co., Ltd., or Weilan, which is 50% owned by each of two of our employees, Baoxin Yao and Wenlei Wang; (ii) Shanghai Unilink Company Ltd., or Unilink, which is 50% owned by each of two of our former employee, Lin Lin and Wenjun Hu; (iii) Shenzhen Yuan Hang Technology Co., Ltd., or Yuan Hang, which is 50% owned by our former employee, Yuming Cai, and 50% owned by our employee, Feng Gao; (iv) Beijing Cosmos Digital Technology Co., Ltd., or Cosmos, which currently is 50% owned by each of two of our employees, Hongjie Qi and Miao Yan; (v) Hainan Zhong Tong Computer Network Co., Ltd., or Zhong Tong, which is 50% owned by each of two of our former employees, Yi Huang and Teng Zhao; (vi) Beijing Lian Fei Wireless Communication Technology Co., Ltd. or Lian Fei, which is 50% owned by each of two of our employees, Hongyan Lu and Yuxia Wang; (vii) Shanghai Qimingxing E-commerce Co., Ltd. or Qimingxing, which is 50% owned by each of two of our employees, Xing Xu and Peien Zhu; (viii) Beijing Ojava Wireless Information Technology Co. Ltd., or Beijing Ojava, which is 50% owned by each of two of our employees, Yugang Wang and Peiyu Su; (ix) Zhong Qing Wei Lian Cultural Communication Co., Ltd. or Wei Lian, which is 60% owned by Weilan and 40% owned by Lian Fei; and (x) Beijing Lianyu Interactive Technology Development Co., Ltd., or Lianyu, which is 60% owned by our employee, Zhi Wang, and 40% owned by a former employee, Lianxi Yang; (xi) Shanghai Ling Yu Cultual and Communication Co., Ltd. or Ling Yu, which is 50% owned by Unilink and 50% owned by Qimingxing; (xii) Shanghai Lang Yi Advertising Co., Ltd., or Lang Yi, which is 90% owned by our employee, Lei Gu, and 10% owned by our another employee, Jing Chen, and (xiii) Beijing Xian Feng Li Liang Co., Ltd., or Xian Feng, which is 50% owned by our employee, Peng Lin and 50% owned by our former employee, Hongmei Peng.

Under the current shareholding structure, Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu have inter-provincial value-added telecommunication services licenses issued by the MII. Each of Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu offers our services through one or more of the telecommunications network operators in China. Yuan Hang offers services related to our online game business. Ling Yu and Lang Yi acted as the advertising agents for Qinghai Satellite Television (“QTV”) and Tianjin Satellite Television (“TJSTV”), respectively, prior to the termination of our cross-media business in 2008. Wei Lian and Xian Feng, which were established for the purpose of engaging in television program production and distribution, remained dormant in 2008.
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
As of December 31, 2008, we had provided long-term interest free loans with an aggregate outstanding balance of approximately RMB114.0 million ($14.0 million) to shareholders of our affiliated Chinese entities for the purpose of investing in our affiliated Chinese entities as registered capital and to make payments to the selling shareholders from whom we acquired certain of our affiliated Chinese entities for settlement of purchase price consideration pursuant to applicable acquisition agreements. The term of these loans in each case is 10 years. The shareholders of our affiliated Chinese entities can only repay the loans by transferring to us or our designees all of their equity interest in the respective affiliated Chinese entity. Please refer to the table under Item 5. “Operating and Financial Review and Prospects —Arrangements with Consolidated Affiliates — Loan Agreements.” We expect that we will continue to be involved in and provide additional financial support in the future to the extent allowed by the Sarbanes-Oxley Act of 2002 and other applicable laws. Because of uncertainty associated with Chinese law, ultimate enforcement of the loan agreements is uncertain.

We depend upon contractual arrangements with our affiliated Chinese entities for the success of our business. These arrangements may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.
Because we are restricted by the Chinese government from owning telecommunications, Internet and advertising operations in China, we depend on our affiliated Chinese entities, Weilan, Unilink, Yuan Hang, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu in which we have no direct ownership interest, to provide those services through contractual agreements with the operators. These arrangements may not be as effective in providing control over our operations as direct ownership of these businesses. For example, our affiliated Chinese entities could fail to take actions required to operate our business, such as entering into content development contracts with potential content suppliers or service contracts with the operators in China. Moreover, the fees for our services are paid by the operators directly to our affiliated Chinese entities, which are then obligated at our request to transfer substantially all or some of such fees to one of our wholly owned subsidiaries, Shanghai Linktone Consulting Co., Ltd., or Linktone Consulting, Shanghai Huitong Information Co., Ltd., or Huitong, Shanghai Linktone Internet Technology Co., Ltd., or Linktone Internet, Shanghai Linktone Software Co., Ltd., or Linktone Software, Wang You Digital Technology Co., Ltd., or Wang You, Beijing Ruida Internet Technology Co., Ltd., or Ruida, and Shanghai Xintong Information Technology Co., Ltd. or Xintong. Xintong was newly incorporated in Shanghai in June 2008 to specialize in the design and development of software for applications for future generation mobile handsets. It was dormant in 2008. If our affiliated Chinese entities fail to perform their obligations under these agreements, we may have to rely on legal remedies under Chinese law, which we cannot assure you would be effective or sufficient.
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
We are a holding company with assets consisting primarily of cash generated from our initial public offering in March 2004 and issuance of new shares to MNC in April 2008, and our equity interests in Noveltech Enterprises Limited, or Noveltech, and Linktone Media Limited, or Linktone Media, both of which were incorporated in Hong Kong. See Item 4. “Information on the Company — History and Development of the Company.” Our internal source of funds has been derived almost exclusively from dividend payments from those entities after they receive dividends and payments from our subsidiaries and affiliated Chinese entities. We are likely to lose all of our sources of funds if those entities are restricted from paying dividends to us, except for interest and dividend we earned on our fixed deposits and short-term investments which totaled $1.7 million in 2006, $1.2 million in 2007 and $1.5 million in 2008. See also “— Any changes to our tax incentives could have a material adverse effect on our operating results. Our foreign ADS holders may be subject to PRC withholding tax on the dividends payable by us and upon gains realized on their sales of our ADSs if we are classified as a PRC ‘resident enterprise’” below.

The principal differences between net income under Chinese accounting standards and U.S. GAAP relate to stock-based compensation, provision for uncertain tax positions and deferred taxes. Stock-based compensation and provision for uncertain tax positions are not recognized under Chinese accounting standards, while deferred taxes are generally not recognized by our Chinese entities in preparing their PRC financial statements. Under Chinese law, Linktone Consulting, Huitong, Linktone Internet, Xintong, Wang You, Linktone Software and Ruida are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are established to offset losses and for other general purposes under Chinese law and they are not distributable as cash dividends. If further restrictions on payments of dividends by our subsidiaries are implemented under Chinese law, our revenue could decrease significantly.
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
We are required by U.S. GAAP to review our receivables, short-term investments, intangible assets, goodwill and other assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. For the year ended December 31, 2007, we recorded impairment charges of $5.1 million related to an investment deposit, goodwill and other receivable. For the year ended December 31, 2008, in addition to impairment charges for some of the assets of our discontinued operations, we recorded an other-than-temporary loss on investments of $1.5 million related to our investment in a pooled investment fund, which is included under short-term investments in our balance sheet as of December 31, 2008 contained in our consolidated financial statements in this annual report. Please refer to Item 5. “Operating and Financial Review and Prospects — Results of Operations” and “Operating and Financial Review and Prospects — Critical Accounting Policies.” We may be required to record similar impairment charges in the future if we determine that the value of our assets is impaired.
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
Our revenue fluctuates significantly and may adversely impact the trading price of our ADSs or any other securities which become publicly traded.
Our revenue and results of operations have varied in the past and may continue to fluctuate in the future. Many of the factors that cause such fluctuation are outside our control. Steady revenue and results of operations will depend largely on our ability to:
•	attract and retain users in the increasingly competitive telecom value-added services market in China,
•	successfully implement our business strategies, and
•	update and develop our services, technologies and content, including aggregating, customizing and localizing third party technologies and content for the China market.

Because the telecom value-added services industry in China is rapidly evolving and our business is also relatively new, including in particular our strategy to enter other markets in Asia, and has experienced significant volatility in terms of financial results as a result of the factors stated above, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the trading price of our ADSs to decline.
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
We rely on a combination of copyright, trademark and trade secrecy laws and contractual restrictions on disclosure to protect our intellectual property rights. We have registered 107 trademarks with China’s Trademark Office and one trademark in each of Hong Kong, Singapore and Taiwan. We are in the process of applying for 34 additional trademarks in China. We have also obtained 27 copyright certificates in China for certain cartoons and images and 34 copyright certificates for computer software. Our efforts to protect our proprietary rights may not be adequate and effective to prevent infringement or misappropriation of our intellectual property rights, particularly in China where the laws may not protect our proprietary rights as fully as in the United States. Monitoring unauthorized use of our services is difficult and costly, and we cannot be certain that the steps we take will effectively prevent misappropriation of our technology and content. For example, competitors could copy one or more of our downloadable icons, and we may not become aware of the infringement in a timely manner or at all or be able to take effective action to enforce our rights.
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

Prolonged disruptions to the global credit and capital markets and the global economy may materially and adversely affect our results of operations, financial conditions, prospects and future expansion plans.
Since the second half of 2007, global credit and capital markets, particularly in the United States and Europe, have experienced difficult conditions. These challenging market conditions have resulted in reduced liquidity, greater volatility, widening of credit spreads, lack of price transparency in credit markets, a reduction in available financing and lack of market confidence. These factors, combined with declining business and consumer confident and increased unemployment in the United States and elsewhere in the world, have precipitated a global economic slowdown, including a slowdown in the rate of economic growth in recent quarters in China. Given the dramatic change in the overall credit environment and economy, it is difficult to predict how long these conditions will exist and the extent to which we may be affected. The uncertainty and volatility of credit and capital markets and the overall economy has had and may continue to have an adverse effect on our business. Furthermore, there can be no assurance that measures implemented by governments around the world to stabilize the credit and capital markets and new financial and economic policies, rules and regulations in jurisdictions where we operate will improve market confidence and the overall credit environment and economy. As a result, prolonged disruptions to the global credit and capital markets and the global economy may materially and adversely affect the Chinese economy, consumer spending in China and our business, results of operations, financial condition, prospect and future expansion plans.
Implementation of the new PRC employment contract law has increased and may further increase our operating expenses and have a material adverse effect on our results of operations.
The new PRC employment contract law became effective on January 1, 2008. This new employment contract law requires, among other things, employers to sign written contracts with their employees, restricts the use of temporary workers and formalizes workers’ rights concerning overtime hours, pensions, layoffs and the role of trade unions and provides for specific standards and procedures for the termination of an employment contract. In addition, the new employment contract law requires the payment of a statutory severance amount upon the termination of an employment contract in most cases. For further requirements imposed by the new employment contract law, please see Item 4.B. “Business Overview — Government Regulation — Employment Contract Law.” In December 2007, we performed an internal review of our human resource policies and employment contracts with our employees including part-time employees and took all steps necessary to comply with the new employment contract law. Implementation of the new PRC employment contract law has increased and may further increase our operating expenses and have a material adverse effect on our results of operations.
Natural disasters such as earthquakes may affect our telecom value-added services.
Natural disasters such as snow storms, earthquakes, floods, typhoons and droughts may affect our telecom value-added services because provision of these services may be curtailed due to technical problems. For example, as a result of a 8.0 magnitude earthquake that struck the City of Wenchuan in Sichuan province on May 12, 2008, our provision of telecom value-added service in Sichuan province was interrupted due to certain technical problems.
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

Our future acquisitions or ventures with strategic partners may have an adverse effect on our ability to manage our business.
We have made acquisitions in the past. Some of the companies we acquired have not performed as well as we expected, and had required significant further capital input and attention from our management, in particular to ensure that the acquisitions do not disrupt our relationships with the operators in China, or affect our users’ opinion of our services and customer support and are effectively integrated with our existing operations and telecom value-added services. If we are presented with appropriate opportunities, we may acquire businesses, technologies, services or products which are complementary to our core telecom value-added services business in the future, but may also present similar challenges.
The requirement for significant further capital input and the diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Acquisitions expose us to potential risks, including risks associated with the integration of new operations, services and personnel, ensuring effective internal controls with respect to acquired businesses, the extent to which acquired businesses give rise to unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions and potential loss of, or harm to, relationships with employees and content providers as a result of integration of new businesses. Given the sophisticated technologies used in the telecom value-added services industry, the successful, cost-effective integration of other businesses’ technology platforms and services into our own is also a critical, and highly complex, aspect of any acquisition.
We may have been a passive foreign investment company for the taxable years of 2006, 2007 and 2008 may become a passive foreign investment company for the current taxable year of 2009, which could result in adverse U.S. federal income tax consequences to U.S. investors.
We may be classified as a passive foreign investment company, or PFIC, by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, U.S. investors who owned our ordinary shares or ADSs during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances. The same adverse U.S. federal income tax consequences will apply to U.S. investors who acquire our ordinary shares or ADSs during the current taxable year of 2009 or any subsequent taxable year if we are treated as a PFIC for that taxable year.
The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes for a taxable year if either (a) 75% or more of our gross income for such taxable year is passive income, or (b) 50% or more of the average percentage of our assets during such taxable year either produce passive income or are held for the production of passive income. For such purposes, if we directly or indirectly own 25% or more of the shares of another corporation, we will generally be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income.

We may have been a PFIC for the taxable years of 2006, 2007 and 2008 and may become a PFIC for the current taxable year of 2009. Accordingly, the adverse U.S. federal income tax consequences described above could apply to you if you are a U.S. investor. Given the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to our status as a PFIC. For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see Item 10.E. “Additional Information — Taxation.”
We may incur significant costs and management time to avoid being considered an investment company under the Investment Company Act of 1940.
The United States Investment Company Act of 1940, or the 1940 Act, provides generally that a company is an investment company which must register as such under the 1940 Act and comply with its regulations if: (i) the company is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities; or (ii) more than 40% of the value of the company’s total assets is represented by investment securities as defined therein.
The 1940 Act contains substantive regulations with respect to investment companies, including restrictions on their capital structure, operations, transactions with affiliates and other matters that would be incompatible with our operations. We may therefore have to incur significant costs and management time to avoid investment company status and may suffer other adverse consequences if we are deemed to be an investment company under the 1940 Act.
Based upon an analysis of the value of our assets as of December 31, 2008, we do not believe we will be considered an investment company during 2008. The determination of whether we will be an investment company will be based primarily upon the composition and value of our assets, which are subject to change, particularly when market conditions are volatile. As a result, we could inadvertently become an investment company. There is no assurance that we will not be an investment company under the 1940 Act in the future.
Failure to achieve and maintain effective internal controls could have a material adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws, and are required by the Securities and Exchange Commission, or the SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, to include a report of management on the effectiveness of our internal control over financial reporting. In addition, beginning in our annual report with respect to the year ending December 31, 2009, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Although our management concluded that our internal controls are effective in this annual report, our management may not conclude that our internal controls are effective in the future. Moreover, even if our management concludes that our internal controls over our financial reporting are effective, our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal controls over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent public registered accounting firm interprets the requirements, rules or regulations differently from us, then it may decline to report on the effectiveness of our internal controls over our financial reporting or may issue an adverse opinion. Any of these possible outcomes could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred, and expect to continue to incur, significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements.

We are controlled by MNC, whose interests may differ from other shareholders.
MNC currently holds approximately 57.1% of our outstanding ordinary shares. Accordingly, it has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval. In addition, without the consents of these shareholders, we may be presented from entering into transactions that could be beneficial to us. The interests of these shareholders may differ from the interests of the other shareholders.
Our business may be adversely affected due to public concerns over the security and privacy of confidential user information.
Our business may be adversely affected if the public concern over the security and privacy of confidential user information transmitted over the Internet and wireless networks is not adequately addressed and if significant breaches of network security or user privacy occur.
RISKS RELATED TO OUR INDUSTRY
Our business and results of operations may be adversely affected by the restructuring of the Chinese telecommunications industry and the launch of 3G mobile networks.
In an effort to promote greater competition among the telecommunications operators and foster the development of 3G mobile networks, on May 24, 2008, the MII, the PRC National Development and Reform Commission, or the NDRC, and the PRC Ministry of Finance jointly issued the Notice on Strengthening the Reform of Telecommunications Systems, or the Telecom Notice, which was adopted to consolidate China’s previously existing telecommunication operators into three new telecommunications operators that can offer both mobile and fixed line services. In accordance with the Telecom Notice, in 2008 China Railway Communication Co., Ltd., which operated a national fixed line network, merged into China Mobile, China Telecom acquired the Code Division Multiple Access (CDMA) wireless business and network from China Unicom, and China Netcom, which was principally a fixed line operator, merged into China Unicom, which operates a Global System for Mobile communications (GSM) network and business. In January 2009, following the completion of this restructuring, the PRC government issued licenses to operate third generation, or 3G, mobile networks to China Mobile, China Unicom and China Telecom.
We believe the elimination of uncertainties relating to the telecommunications industry restructuring plan and the launch of 3G mobile technologies are likely to attract new participants to the telecom value-added services market and motivate our existing competitors to adapt more aggressive strategies. Our inability to successfully adapt our strategy and maintain and enhance our relationships with the surviving operators may adversely affect our competitive position in the market. In particular, the launch of 3G mobile technologies could radically alter or even eliminate the market for SMS or 2.5G services with which we are more familiar. Although we have an internal team focused on developing 3G services, we have no experience commercially offering such services and may not be able to offer services which are attractive to 3G mobile handset users in a timely manner or at all. Furthermore, the 3G networks of China Mobile, China Unicom and China Telecom operate using different technological standards, and we may experience technical difficulties or delays in launching services across all three networks. Our inability to successfully capture opportunities in the 3G market could materially adversely affect our operating results.

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
The operators in China also have their own policies regarding the distribution of inappropriate content by telecom value-added service providers and have punished certain providers for distributing content deemed by them to be obscene. Such punishments have included censoring of content, delays in payments of fees by the operators to the offending service provider, restrictions on the ability of the service provider to bill for its services and suspension of the service on the operators’ networks. Accordingly, even if we comply with Chinese governmental regulations relating to licensing and foreign investment prohibitions, if the Chinese government or one or more of the operators were to take any action to limit or prohibit the distribution of information or to limit or regulate any current or future content or services available to users, our revenue could be reduced and our reputation harmed.
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
The growth of the Chinese economy has been uneven across geographic regions and economic sectors. The growth of the Chinese economy has recently been experiencing a slowdown. The Chinese economy overall affects our profitability as spending on telecom value-added services may decrease due to slowing domestic demand. More specifically, increased penetration of telecom value-added services in the less economically developed central and western provinces of China will depend on potential customers in those provinces achieving certain income levels so that mobile handsets and related services become affordable to a significant portion of the population.
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
Certain of our subsidiaries and affiliated Chinese entities enjoy tax exemptions and reduced tax rates, which increases our net income. See Item 5. “Operating and Financial Review and Prospects — Taxation.” The new PRC Enterprise Income Tax law, or the new EIT law, which became effective on January 1, 2008, generally provides grandfather treatment for companies entitled to preferential tax exemptions granted prior to such effective date but requires annual assessment for exemptions previously granted to high and new technology enterprises. Three of our affiliated entities namely, Yuan Hang, Cosmos and Beijing Ojava, passed their respective annual assessments as high and new technology enterprises for 2008 and continued to be entitled to preferential tax treatments. One of our affiliated entities, Lian Fei, did not qualify as a high and new technology enterprise in 2008 and therefore, was not entitled to preferential tax treatment in 2008. Our future results could be materially adversely affected if we are not able to maintain similar preferential tax treatment.
The new EIT law provides that enterprises incorporated inside or outside of China with a “place of effective management” in China are considered “resident enterprises” and will be subject to the uniform 25% enterprise income tax rate on their global income. The “place of effective management” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting and properties of the enterprise. On April 22, 2009, the PRC State Administration of Taxation further issued a notice entitled “Notice Regarding Recognizing Offshore-Established Enterprises Controlled by PRC Shareholders as Resident Enterprises Based on Their Place of Effective Management.” Under this notice, a foreign company controlled by a PRC company or a group of PRC companies shall be deemed as a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations mainly function in the PRC; (ii) its financial decisions and human resource decisions are subject to decisions or approvals of persons or institutions in the PRC; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the directors or senior management personnel with voting rights reside in the PRC. Although our company is not controlled by any PRC company or a group of PRC companies, we cannot assure you that we will not be deemed to be a “resident enterprise” of the PRC under the notice mentioned above or the new EIT law and thus not be subject to PRC enterprise income tax on our global income.
Moreover, under the new EIT law, if we are deemed to be a resident enterprise of the PRC, our foreign corporate ADS holders may be subject to a 10% tax and our foreign individual ADS holders may be subject to a 20% tax upon dividends distributed by us and gains realized on their sales or other dispositions of our ADSs or ordinary shares, since such income may be regarded as sourced from the PRC. Any such tax will reduce the returns on your investment in our ADSs.

All participants in our existing equity compensation plans who are PRC citizens may be required to register with the State Administration of Foreign Exchange of the PRC, or SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional equity compensation plans for our directors, employees and other parties under PRC law.
On April 6, 2007, the SAFE issued the Operating Procedures for Foreign Exchange Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of an Overseas Listed Company, or Circular 78. It is not clear at this time whether Circular 78 covers all forms of equity compensation plans, including stock appreciation rights, or only those which provide for the granting of stock options. For any plans which are so covered and are adopted by a non-PRC listed company such as our company after April 6, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan. In addition, Circular 78 also requires PRC citizens to register with SAFE and make the necessary applications and filings by July 5, 2007 if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007. In May 29, 2007, the General Affairs Department of the SAFE issued the Notice on Printing and Distributing the Operating Rules for the Notice of the State Administration of Foreign Exchange on the Relevant Issues about Foreign Exchange Control over the Financing and Return Investment of Domestic Residents through Overseas Special Purpose Companies, or Circular 106. This notice also requires PRC citizens who hold stock options pursuant to a company’s equity incentive plan to register with the SAFE. Although Circular 78 has not yet been made publicly available nor has it been formally promulgated by the SAFE, any failure to comply with such provisions may subject us and the participants of our equity compensation plans who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our personnel which is currently a significant component of the compensation of many of our PRC employees, as a result of which our business operations may be adversely affected.
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
Any recurrence of severe acute respiratory syndrome, or SARS, an outbreak of the H5N1 strain of bird flu (avian influenza) or the H1N1 strain of swine influenza or another widespread public health problem could adversely affect our business and results of operations.
A renewed outbreak of SARS or another widespread public health problem in China, where all of our revenue is derived, in Beijing, where our principal executive offices are located, and in Shanghai, where our back office operations are located, could have a negative effect on our operations. In addition, there has been confirmed human cases of avian influenza in PRC, Vietnam, Iraq, Thailand, Indonesia, Turkey and Cambodia and swine influenza in PRC, Japan, Korea and other countries which have proven fatal in some instances. If such an outbreak or any other similar epidemic were to spread in China, where our operations are located, it may adversely affect our business and operating results.
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
Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.
Because almost all of our future revenue may be in the form of Renminbi, any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund our business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions and paying dividends, significant restrictions still remain, including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

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
On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, or the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or the CSRC, and the PRC State Administration of Foreign Exchange, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006. The M&A Rules established, among other things, additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance when a foreign investor acquires equity or assets of a PRC domestic enterprise. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The interpretation and implementation of the SAFE regulations and the M&A Rules vary from place to place, and it is presently uncertain how these variations and any future legislation concerning offshore or cross-border transactions will be interpreted or implemented by the relevant government authorities in connection with our future offshore financings or acquisitions. Thus, we cannot predict how they will affect our business operations or future acquisition strategy. For example, our present and prospective Chinese subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be conditioned upon compliance with the SAFE registration requirements by such Chinese residents, over whom we have no control. In addition, we cannot assure you that such Chinese residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations because we have no control over the outcome of the registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.
The value of our ordinary shares and ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi.
The value of our ordinary shares and ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. From 1994 to July 21, 2005, the conversion of Renminbi into foreign currencies, including U.S. dollars, was based on exchange rates published by the People’s Bank of China, which was set daily based on the previous day’s interbank foreign exchange market rates in China and current exchange rates on the world financial markets. During that period, the official exchange rate for the conversion of Renminbi to U.S dollars was generally stable. However, on July 21, 2005, as a result of the Renminbi being re-pegged to a basket of currencies, the Renminbi was revalued and appreciated against the U.S dollar. The Renminbi appreciated by approximately 9.8% against U.S. dollar from July 20, 2007 to May 31, 2009. There can be no assurance that the Renminbi will not continue to appreciate in the future. Our business and the price of our ordinary shares and ADSs could be negatively affected by a revaluation of the Renminbi against the U.S. dollar or by other fluctuations in prevailing Renminbi-U.S. dollar exchange rates. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position and the price of our ordinary shares and ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

Item 4. Information on the Company
A. History and Development of the Company
We commenced operations as a business division of Intrinsic China Technology Ltd., which was incorporated in the Cayman Islands in November 1999. Intrinsic China Technology focused primarily on developing wireless data software and telecom value-added services. In April 2001, our affiliated business division which focused on wireless data software was spun-off to form a newly established holding company in the Cayman Islands, Intrinsic Technology (Holdings) Ltd., and our company was renamed Linktone Ltd. Due to the significance of the spun-off division relative to that of our company, the transaction was accounted for as a reverse spin-off, with our company as the spinnee for accounting purposes. We are incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Law (as amended) of the Cayman Islands, or the Companies Law. Our registered office is located at M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our principal executive offices are located at 27/F, Building 1, Landmark Towers, No. 8, North East Third Ring Road, Chao Yang District, Beijing 100004, People’s Republic of China. Our telephone number is (86-10) 6539-6888. Our agent for service of process in the U.S. for the purpose of our securities filings is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.
For more information on the history and development of our company, see Item 5. “Operating and Financial Review and Prospects — Our Corporate Structure” and “Operating and Financial Review and Prospects — Arrangements with Consolidated Affiliates.”

The following diagram shows the current organizational structure of our principal subsidiaries and affiliated Chinese entities as of May 31, 2009:
Notes

(1)	Shenzhen Yuan Hang Technology Co., Ltd.

(2)	Shanghai Weilan Computer Co., Ltd., Shanghai Unilink Company Ltd., Beijing Cosmos Digital Technology Co., Ltd., Hainan Zhong Tong Computer Network Communication Technology Co., Ltd.,

Beijing Lian Fei Wireless Communication Technology Co., Ltd., Shanghai Qimingxing E-commerce Co., Ltd., Beijing Ojava Wireless Information Technology Co., Ltd. and Beijing Lianyu Interactive Technology Development Co., Ltd.

(3)	100% owned by PRC individuals: Shanghai Lang Yi Advertising Co., Ltd.

100% owned by VIEs: Shanghai Ling Yu Culture and Communication Co., Ltd.

(4)	100% owned by PRC individuals:Beijing Xian Feng Li Liang Media Co., Ltd. (incorporated in February 2008)

100% owned by VIEs: Zhong Qing Wei Lian Cultural Communication Co., Ltd.

(5)	Ownership in process of being transferred from Linktone Ltd. to Linktone Media Limited

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
Our total capital expenditures for 2006, 2007 and 2008 were approximately $1.2 million ($0.9 million of which related to continuing operations), $0.8 million ($0.3 million of which related to continuing operations) and $0.3 million (all of which related to continuing operations), respectively, primarily consisting of the purchase of computer and office equipment and leasehold improvements. We anticipate that we will have capital expenditures in the next 12 months of approximately $0.8 million for software and technology infrastructure products in connection with our planned further expansion of our existing mobile game unit which we expect to finance with internal funds.
In May 2009, our board of directors approved the resignations of our chief executive officer and director, Michael Guangxin Li, chief operating officer, Anthony Chia, and chief financial officer, Jimmy Lai, effective as of May 31, 2009.  It also approved the resignation of non-executive director, Jun Wu, effective as of May 15, 2009.  Effective as of May 31, 2009, our board of directors appointed Hary Tanoesoedibjo as our chief executive officer and Colin Sung as our chief financial officer and deputy chief executive officer.
B. Business Overview
TELECOMMUNICATION VALUE-ADDED SERVICES
We provide entertainment-oriented telecom value-added services to mobile phone users over the 2G and 2.5G mobile telecommunications networks in China and are in the process of commercially launching services which are compatible with the 3G mobile telecommunications networks in China, which were approved by the Chinese government in January 2009. We specialize in the development, aggregation, marketing and distribution of user wireless content and applications for access by China’s estimated 641 million mobile phone users at the end of 2008, primarily through three mobile network operators in China, China Mobile, China Unicom and China Telecom. We also provide certain audio-related services over the fixed line telecom networks in China
Our 2G SMS-based services include ringtones, icons and screen savers, interactive SMS messaging in certain television programs, adventure, action, trivia and fortune-telling games, lunar and Western horoscopes, POP Messaging, jokes, fan clubs, event-driven or entertainment news updates, and a virtual mobile amusement park called WonderWorld.
We are also focused on offering 2.5G services, which include MMS, such as animated cartoons and screensavers, comic strips, magazine-style “mobile articles” on a variety of topics and event-driven news updates. In addition, our 2.5G offerings include WAP services, such as WAP-based ringtones, screensavers, games and dating services, and advanced JavaTM games, or JAVA games.

In addition, we offer audio-related services such as “ringback,” or “RB” which replaces the common “ring-ring” sound heard by callers with high quality music and sound effects, and IVR services, which allow users to listen to songs, jokes, stories and coverage of major events. Users can send such audio content, along with personal messages, to the mobile phones of their friends or others.
Our current 2G, 2.5G and audio-related services are as follows:

Technologies	Type of User Service

SMS (2G)	• Monophonic and Polyphonic Ringtones	• Endless Battle Space Game	• Horoscopes
	• Icons and Screen Savers	• Mobile Pet	• WonderWorld Mobile Amusement Park
		• Crystal Ball Fortune Telling Game	• POP Messaging on Various Topics of Interest
	• SMS Interactive Television Messaging		• Jokes • Fan Clubs • Event-driven or Entertainment News

MMS/WAP/JavaTM (2.5G)	• Customizable Monophonic and Polyphonic Ringtones	• JavaTM-based Action, Role-Playing and Adventure Games	• WAP-based Horoscopes, Jokes, Fan Clubs and Event-Driven or Entertainment News
	• Color and Animated Icons and Screen Savers	• WAP-based Card Games and Games of Chance	• Love Genie WAP Dating Service

		• Animated Cartoons and Comic Strips	• MMS Downloads of Event-Driven News or Entertainment Updates

Audio-related Services	• RB	• Music
• Sound Effects
	• IVR Services	• Music
• Jokes
• Stories
• Chat services
• Mobile novels
• Mobile blogs
Our services can be purchased on a monthly subscription or per use basis, except for RB audio-related services from which we derive our revenue on a per content download basis while the operator collects a monthly network service fee.

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
Games. We offer games based on the JavaTM and Brew programming languages which offer an effective way to create sophisticated 2.5G games. Currently we have about 26 JavaTM games available on China Mobile platform, the popular ones include Contract Blood, Magical Legend of the Leprechauns, UberSoldier, Terminator, Fire Drake Game, 3D Motion Knight and Super Fighter. We also offer WAP-based card games and games of chance such as blackjack, poker and mahjong, as well as WAP-based versions of our SMS games described above.
Animated Cartoons and Comic Strips. With this MMS and WAP service, users can choose from a variety of animated cartoons and comic strips which they can view on their mobile phone screens. We offer an in-house developed “BTPig,” “Xiao Mei” and “Xiao Xi”, animated cartoon characters and several other local serial comic strips which relate to different themes such as holidays, romance and user hobbies and interests.
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
Audio-Related Services
RBs. RB allows a mobile phone user to customize the sound callers hear when the user’s phone is ringing. We supply a variety of pre-recorded messages from celebrities, sound effects (such as sirens), and a wide range of popular music.
Voice Entertainment Services. We provide IVR services, which allow users to send songs, jokes and stories with personal messages to their mobile phones or to the mobile phones of their friends or others. Our IVR services cover such topics as automobiles, jokes, sports, games and Chinese comedies.
Mobile Online Game Business. In addition to the team developing SMS-based games and 2.5G games based on the JavaTM and Brew programming languages as mentioned above, since October 2008, we have established a dedicated mobile game product development team to develop mobile online games. We expect to roll out our first mobile online game in late 2009. With the build-out of 3G networks which enable real time interactivity and improved data services, we believe mobile online games will become popular among mobile phone users in the next several years.
CROSS-MEDIA BUSINESS
In the fourth quarter of 2006, we began to develop traditional media channels and combine such channels with our existing wireless platform in order to provide advertisers with the opportunity to advertise across various platforms and reach their targeted customers. We, through our affiliated Chinese entities, entered into agreements in October 2006 and November 2007 by which we became the exclusive advertising agent and primary content provider of Qinghai Satellite Television, or QTV, and the exclusive advertising agent for specific time slots of Tianjin Satellite Television, or TJSTV, both of which operate satellite television channels in China.
In July and September 2008, we terminated our exclusive advertising arrangements with QTV and TJSTV, respectively. This termination was in line with our decision to streamline operations and increase our focus on our core telecom value-added services business, or VAS business. The termination also reduced our exposure to the traditional media business in China which is intensely competitive and facing increased pricing pressure due to the recent economic slowdown in China.
CASUAL AND WEB GAMES
We, through our affiliated entity, Yuan Hang, offer online casual multi-player games such as billiards, card games and majong. Casual games are easier to play than typical multi-player online role-playing games, and can be played to a conclusion within a short period of time. The basic version of most games are available free-of-charge, and we sell virtual game enhancements, such as options for changing the appearance of the game-play or advanced tools, which players can use in the game, utilizing our prepaid point system. As of December 31, 2008, we had 83 casual games.
In addition, Yuan Hang began offering multi-player online role-playing web games in 2008. We launched two web games which we license from local developers in the second half of 2008. In February 2009, we launched our first in-house developed web game, Voyage Tycoon, which features trading, adventure, battle and city conquering. Similar to our casual games, the basic versions of these games are available free-of-charge, and we sell virtual game enhancements, such as options for changing the appearance of the game-play or advanced tools, which players can use in the game, utilizing our prepaid point system.

VAS-RELATED CONTENT, MARKETING AND TECHNICAL SERVICES
In 2008, we provided VAS-related content, marketing and technical services to certain small or newly established service providers in exchange for a fee.
Revenue
China is the only principal market in which we compete. As described above, our revenue is primarily comprised of SMS, 2.5G services including MMS, WAP and Java games, and audio-related services including RB and IVR services and online casual games. Gross revenue for the years ended December 31, 2006, 2007 and 2008 are as follows:

	Year ended December 31,
	2006	2007	2008
2G services	$44,658,274	$19,676,391	$27,505,193
2.5G services	11,691,995	5,947,909	6,152,541
Audio-related services	21,501,567	22,565,965	28,108,005
Casual games	1,467,409	1,427,246	1,971,737
Others	188,409	97,284	3,288,326

Total revenue	$79,507,654	$49,714,795	$67,025,802

Our exclusive advertising arrangements with QTV and TJSTV were terminated in 2008, and our revenues from the related advertising services provided by us are reported in our financial statements as discontinued operations for both current and prior years. We incurred a total net loss from discontinued operations of approximately $0.2 million, $8.9 million and $20.8 million in 2006, 2007 and 2008, respectively.
OPERATOR SERVICE AGREEMENTS WITH CHINA MOBILE AND CHINA UNICOM
General
Following the recent restructuring of the telecom industry in China, China Mobile, China Unicom and China Telecom became the only telecom operators in China. Given their market presence, our negotiating leverage with these operators is limited, and our business is dependent on maintaining our relationships with them. See Item 3.D. “Risk Factors — Risks Related to Our Company — We depend on the principal mobile and fixed line telecommunication network operators in China for delivery of our telecom value-added services, and the termination or alteration of our various contracts with any of them or their provincial or local affiliates could materially and adversely impact our business.” Our affiliates, Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu have entered into service agreements with the national and some provincial and local offices of the operators to offer our various services through their networks. For 2006, 2007 and 2008, we derived approximately 75.7%, 67.9% and 73.1%, respectively, of our gross revenue from China Mobile.

Service Fee Arrangements and Other Payment Consideration.
The following is a summary of the material features of our contractual relationships with the operators, and is not an exhaustive description.
Service Fee Arrangements. China Mobile’s provincial operators charge us a service fee equal to 15.0% of the gross revenue from our content services (other than IVR, RB and Java games services) with the remainder paid to us. We currently pay a service fee equal to 30.0%, 19.0% and 12.0% of the gross revenue from our IVR, RBT and Java games services, respectively, offered through China Mobile’s network. China Unicom and China Telecom have implemented a sliding scale fee arrangement whereby we receive a range of 57.0% to 90.0% and 48.0% to 85.0%, respectively, of the gross revenue depending on customer usage, revenue and other performance criteria. In 2008, we received on average approximately 81.0%, 79.0%, 49.0% and 51.0%, respectively, of the gross revenue, with China Mobile, China Unicom, China Telecom and China Netcom (prior to its merger into China Unicom) receiving the remaining 19.0%, 21.0%, 51.0% and 49.0%, respectively. If a user does not pay the applicable fees for our services to China Mobile and China Unicom, the operators usually will not pay us for those services. In 2007, the operators, through most of their provincial and local offices, began to charge us services fees and network fees even if a customer defaults in payment to the operators for our services.
Network Fees. To the extent that the number of messages sent by us over China Mobile’s network exceeds the number of messages our customers send to us, we must also pay a per message network fee. China Mobile applies a sliding scale charge arrangement at a range of RMB 0.05 ($0.007) to RMB 0.08 ($0.012) and RMB 0.15 ($0.02) to RMB 0.2 ($0.03) per message network fee for SMS and MMS, respectively. Similarly, we pay China Unicom and its provincial affiliates a per message network fee of approximately RMB0.05 ($0.01), to the extent the messages we send exceed the number of messages sent to us by our customers. China Telecom charges RMB 0.05 ($0.01) per message network fee.
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
CONTENT RELATIONSHIPS
Our content collaborators authorize the inclusion of their content in one or more of our services in exchange for a percentage of our revenue or a royalty or a fixed fee payment which we pay directly to the provider, and are usually non-exclusive. Our agreements with our content collaborators have terms ranging from six months to four years. In addition, some agreements can be renewed by the parties for additional successive terms indefinitely. Our significant content collaborators currently include:
2G and 2.5G and Other Services
•
Local game developers — We have licenses from several local game developers to use their games in our services such as Fire Drake Game, 3D Motion Knight and Super Fighter. We pay them a percentage of the revenue received from the operators for each game. For certain other games such as Contract Blood, Magical Legend of the Leprechauns, UberSoldier and Terminator, we buy the copyrights of these games outright from the game developers and pay them a fixed fee for each copyright.

Audio-related Services — RB services
•
EMI Music — We are the non-exclusive provider of EMI’s catalog of music, which includes more than 5,000 songs by popular artists, for RB services. We pay EMI Music the higher of (i) a fixed rate multiplied by sales volume (i.e., the number of music content provided to users) and (ii) a percentage of the revenue attributable to the services incorporating EMI’s music content. These variable fees are offset against a one-time fee also paid to EMI Music. The term of our agreement with EMI Music expired in March 2009, and we are in the process of renewing this agreement.

•
Universal Music — We have a non-exclusive license from Universal Music Mobile HK Limited through its local registered company to provide its catalog via RB tones and true tones. Under the agreement, we are obligated to pay a minimum guaranteed amount as well as a percentage of the revenue we receive with respect to the related services after we have recouped the minimum guaranteed amount. The term of our agreement with Universal Music will expire on December 31, 2009.

•
Avex Music — We have a non-exclusive license from Avex Music and Video (China) Co., Ltd. to provide Avex’s music catalog via RB tones, true tones and our IVR services. Under the agreement, we are obligated to pay a minimum guaranteed amount as well as a percentage of the revenue we receive with respect to the related services after we have recouped the minimum guaranteed amount. Our agreement with Avex Music expired on May 31, 2009 and we are in the process of renewing this agreement.

Audio-related Services- IVR services
•
Sing Sung — We have an agreement with Beijing SingSung Media Technology Co., Ltd., the producers of several radio programs, to provide telecom value-added services during the airing of these programs. Under the agreement, we are obligated to pay a deposit amount as well as a percentage of the revenue we receive with respect to the related services after we have recouped the deposit amount. Our agreement with SingSung will expire on June 30, 2009 and we are in the process of renewing this agreement.

SALES AND MARKETING
Telecommunication Value-added Services
We sell and market our services principally to and through the operators as described below under “— Operator Channels.” We also sell and market through our websites, promotional events, direct marketing, media advertising, handset embedding and other activities as described below under “— Non-Operator Channels.”
Operator Channels
General. Our telecom value-added services are provided through the operators’ networks, and the operators collect all fees for our services from the ultimate users. As of December 31, 2008, we had approximately 55 sales professionals located in 27 provinces covering six regions, namely northeastern, southern, eastern, northern, northwestern and southwestern of China, who work closely with the operators at the provincial and local level. As of December 31, 2008, we also had four sales professionals located in Beijing who work closely with the operators at the head office level.
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
STK Cards. A number of our services are embedded on STK cards offered by China Mobile and China Unicom. STK cards are enhanced SIM cards that offer a variety of services embedded in the cards which have been approved by the national offices of the three operators and selected by their local offices in the provinces where the cards are sold. In this way, the selected services are pre-installed into phones which use these cards. The provincial offices of the two operators introduce new STK cards in most cases every six months which may have new services from new service providers, or a mix of old and new services and providers, embedded on them. STK cards can be obtained for free. We have services embedded in STK cards offered in 18 and 2 provinces and municipalities by China Mobile and China Unicom, respectively.

Non-Operator Channels
We also focus on non-mobile operator sales and marketing activities, such as:
•	promoting our websites to potential users as a fun, easy-to-access place to request our wireless content and applications,
•
hosting promotional events around China with one of the operators at which we create brand awareness by interacting with users to educate them about our services and distributing Linktone-branded souvenirs,

•	engaging in direct marketing to mobile phone users by, for example, including advertising inserts in users’ bills from the operators,
•	utilizing our database of users to create targeted marketing campaigns,
•	advertising in youth and lifestyle magazines and other traditional print and other media channels,
•	cooperating with manufacturers and designers of mobile handsets to offer our services to purchasers, and
•
conducting integrated marketing campaigns with traditional media companies and multi-national corporations, and cooperating with radio and television stations and other partners with effective promotion channels to provide wireless services on popular programs including interactive quizzes, music downloads, ringtones and news alerts, through a robust and highly scalable technology platform.

We have also entered into agreements with nearly 300 Chinese mobile handset manufacturers and handset designers to embed certain of our telecom value-added services into their handsets for end-users’ easy access. We pay them a percentage of the revenue received from the operators, and our agreements with them are usually non-exclusive and have a term of two years.
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
Our websites and services are made available primarily through network servers located in the facilities of affiliates of China Mobile, China Unicom, 21ViaNet (China) and CNLink in Beijing. As of December 31, 2008, there were 146 such network servers, running on a Linux-based operating system. We lease one dedicated line with 13 megabits per second capacity from 21ViaNet (China), two shared lines with 100 megabits per second capacity from China Unicom, one shared line with 100 megabits per second capacity from China Mobile and one dedicated line with three megabits per second capacity from CNLink.

COMPETITION
We compete principally with three groups of telecom value-added service providers in China. The first group is comprised of companies which, like Linktone, focus primarily or entirely on this market and offer a wide range of services. These include participants such as KongZhong Corporation, MTone Wireless and Newpalm (a subsidiary of Chinadotcom), as well as smaller companies such as Any8 and 263.net. These competitors are generally characterized by strong market knowledge and, in some cases, well-developed relationships with the operators on a local and national basis. They also tend to focus on entertainment-related services.
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
Please refer to Item 3.D. “Risk Factors — Risks Related to Our Company — We face intense competition” for a more detailed discussion of the risks we face from our competitors.

GOVERNMENT REGULATION
The following is a summary of the principal governmental laws and regulations that are or may be applicable to wireless service providers like us in China. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of laws, particularly with regard to telecom value-added services, which is an emerging industry in China. For a description of the regulatory risks related to our business, please see Item 3.D. “Risk Factors — Risks Related to Our Company — Changes in the policies of the operators and in their enforcement of their policies have resulted in our company having to pay additional charges to the operators, and further changes could materially and adversely impact our revenue, profitability and financial condition in the future;” “Risk Factors — Risks Related to Our Industry — The Chinese government or one or more of the operators may prevent us from distributing, and we may be subject to liability for, content that any of them believe is inappropriate;” “Risk Factors — Risks Related to Our Industry — The Telecommunication laws and regulations in China are evolving and subject to interpretation and may change in the future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties;” “Risk Factors — Risks Related to Our Industry — The regulation of Internet website operators is also unclear in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations;” “Risk Factors — Risks Related to Our Company — Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations which could adversely affect our ability to operate our business effectively or at all;” and “Risk Factors — Risks Related to Doing Business in China — Chinese regulations relating to acquisitions of Chinese companies by foreign entities may limit our ability to acquire Chinese companies and adversely affect the implementation of our acquisition strategy as well as our business and prospects.”
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

•
Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (amended in 2008), or the FI Telecom Regulations. The FI Telecom Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecom enterprise. Under the FI Telecom Regulations, a foreign entity is prohibited from owning more than 50% of the total equity in any value-added telecommunications business in China. The FI Telecom Regulations were amended in 2008. A primary amendment relates to the registered capital of the foreign-invested enterprise engaging in infrastructure telecom business. For an enterprise engaging in infrastructure telecom business nationwide or beyond a single province, autonomous region or municipality, it must have a minimum registered capital of RMB1 billion. For an enterprise engaging in infrastructure telecom business within one province, autonomous region or municipality, it must have a minimum registered capital of RMB100 million.

•
Administrative Measures for Telecommunications Business Operating Permit (effective on April 10, 2009), or the Telecom Permit Measures. The Telecom Permit Measures supersede the Administrative Measures for Telecommunications Business Operating License, or the Telecom License Measures (issued by the MII in 2001). The Telecom Permit Measures specifies, among others, the application, approval, modification and deregistration requirements in relation to telecom business operating licenses. In addition, the Telecom Permit Measures require that an approved value-added telecommunications service provider must conduct its business in accordance with the specifications recorded on its Telecom Business Operating License.

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
On March 13, 2005, the MII promulgated the Telecommunications Service Standards, or the Standards. The Standards contain the minimum quality standards for telecommunication services to be provided to customers, with detailed and specific standards for each category of telecommunication services. Schedule 6 of the Standards sets forth requirements that shall be observed in providing information services, including voice messages and SMS services. The requirements applicable to SMS services contained in Schedule 6 have largely repeated those contained in the Circular, with additional requirements, among others, that an SMS service provider shall ensure a 95% accuracy rate for the message transmission and that the SMS service provider shall set up a publicly available hotline for customer service.

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
In addition to regulations promulgated at the national level by the Chinese government, local offices of the MII, have issued provisional regulations requiring SMS service providers to obtain licenses from or register with it before providing SMS service within the city. Our affiliates, Unilink, Weilan, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu hold inter-provincial value-added telecommunication services licenses issued by the MII.
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

Regulation of News Dissemination through SMS Services. On November 17, 2000, the Interim Measures on the Administration of Internet Websites’ Engagement in News Publication Services, or the Internet News Measures, were promulgated by the State Council News Office and the MII. These measures stipulate that general websites established by non-news organizations may publish news released by certain official news agencies if such websites satisfy the requirements set forth in Article 9 of the measures and have acquired the requisite approval, but may not publish news items produced by themselves or news sources from elsewhere. All the news that we publish and disseminate originates from official news agencies approved by the PRC government.
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
The State Council News Office and the MII have not specified whether the Internet News Measures and the Internet News Regulations apply to dissemination of news through SMS, MMS, WAP, Java games or other wireless technologies. In addition, pursuant to a circular issued by the Shanghai Communications Administration, distribution of news contents through wireless applications such as SMS must be approved by relevant government agencies in charge.
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
On January 26, 2005, the SAIC and the MII jointly promulgated the Circular Regarding the Prohibition of Advertisements for Voice Messages, SMS and other Information Services Which Contain Unhealthy Content (the “SMS Advertising Circular”). The SMS Advertising Circular prohibits advertisement of information services with pornographic, obscene, superstitious and other unhealthy content, or advertisements that are misleading in pricing and payment terms of information services. The SMS Advertising Circular further provides that information service providers and advertising companies involved in the dissemination of advertisements for information services with pornographic, obscene, superstitious and other unhealthy content, or advertisements that are misleading in pricing and payment terms of information services will be subject to penalties by relevant authorities pursuant to PRC advertising regulations, and that information service providers providing unhealthy contents will be subject to administrative and other measures by telecommunications authorities, the public security authorities and national security authorities in accordance with Telecommunications Regulations (2000) and other applicable laws and regulations.
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

On May 14, 2004, the MOC promulgated a Circular on Strengthening Censorship of Content of Online Game Products, or the Online Game Circular, which is applicable to online game products disseminated through either Internet or wireless (mobile) networks. The Online Game Circular requires all entities operating imported online game products to obtain an Internet culture operation license issued by the MOC, which will strictly examine the content of any online game products to be imported. Any imported online game product, as well as any material upgrades or software patches, must be reviewed by the MOC (specifically by its Content Censorship Committee for Imported Online Game Products) before such products may begin operation. Unilink and Yuan Hang each has already acquired an Internet culture operation license from the MOC. On March 1, 2009, the MII issued the Administrative Measures for Software Products, or the Software Products Measures, which came into effect on April 10, 2009. Under the Software Products Measures, entities or individuals are not permitted to develop, produce, sell, import or export any software products that infringe upon intellectual property of others, contain computer virus, may harm the security of computer system, do not meet the software standards in the PRC, or contain contents banned by any law or administrative regulation. Software products referred to in the Software Products Measures include computer software, software embedded in information system or equipment, and computer software offered together with technical services with respect to computer information system integration or application. If our online game products are considered as software products under the Software Products Measures, we are subject to the regulations of the Software Products Measures.
In addition, for imported online games, the relevant license agreements for such games are regarded as copyright import contracts and need to be registered with the MOC and the State Copyright Bureau, otherwise we can not remit licensing fees out of China to the foreign game licensor.
Foreign Exchange Controls
Our subsidiaries and Chinese affiliates are subject to various foreign exchange controls which are discussed in Item 10.D. “Additional Information — Exchange Controls” and Item 3.D. “Risk Factors — Risks Related to Doing Business in China — Chinese regulations relating to acquisitions of Chinese companies by foreign entities may limit our ability to acquire Chinese companies and adversely affect the implementation of our acquisition strategy as well as our business and prospects.”
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

On April 6, 2007, SAFE promulgated the Operating Procedure for Foreign Exchange Administration of Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas Listed Company, or Circular 78. The purpose of Circular 78 is to regulate foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and stock option plans of overseas listed companies. According to Circular 78, if a PRC domestic individual participates in any employee stock holding plan or stock option plan of an overseas listed company, a PRC domestic agent or the PRC subsidiary of such overseas listed company shall, among others things, file, on behalf of such individual, an application with SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises as PRC domestic individuals may not directly use overseas funds to purchase stock or exercise stock options. Concurrent with the filing of such application with SAFE, the PRC subsidiary shall obtain approval from SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by SAFE. The PRC subsidiary also is required to obtain approval from SAFE to open an overseas special foreign exchange account at an overseas trust bank to hold overseas funds used in connection with any stock purchase.
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
Although Circular 78 has been promulgated recently and many issues require further interpretation, we and our PRC employees who have been granted stock options will be subject to Circular 78. If we or our PRC employees fail to comply with Circular 78, we and/or our PRC employees may face sanctions imposed by foreign exchange authority or any other PRC government authorities.
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
On January 7, 2009, the Ministry of Finance and the General Administration of Taxation jointly issued the Notice on the Issues Concerning Levy of Individual Income Tax on Income from Stock Appreciation Right and Restricted Stock. According to this notice, the calculation and levy of individual income tax on the income of individuals from the exercise of stock appreciation rights and restricted shares in listed companies (whether in China or abroad) shall refer to the relevant Chinese regulations on levy of individual income tax on incomes from stock options. The term “stock appreciation right” refers to the right, granted by a listed company to its employees, to receive proceeds from price rise of a prescribed number of stocks over a specific period of time in the future and under the agreed conditions. The term “restricted stock” refers to a prescribed number of shares granted by a listed company to its employees under the conditions agreed to in an equity incentive plan. If the stock appreciation right or other rights under our stock plans are considered to be within the scope of this notice, our employees will be subject to individual income tax for their income from the exercise of the stock appreciation right or other rights under our stock plans.

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
Employment Contract law
The new PRC employment contract law became effective on January 1, 2008. This new employment contract law requires, among other things, employers to sign written contracts with their employees, restricts the use of temporary workers and formalizes workers’ rights concerning overtime hours, pensions, layoffs and the role of trade unions and provides for specific standards and procedures for the termination of an employment contract. The new employment contract law also requires the payment of a statutory severance amount upon the termination of an employment contract in most cases. In addition, the new employment contract law imposes requirements that make layoffs more difficult in the context of either downsizing or mergers and acquisitions. For example, under some circumstances, if a company is to lay off 20 or more employees or lay off 10% or more of its total number of employees, it shall explain to relevant labor union or to all employees in advance, and shall report its plan of layoff to relevant labor administrative bureau after collecting opinions from the labor union or the employees. If a company is to undertake mergers or divisions, the original employment contract shall still be valid and shall be performed by the new employer who succeeds the rights and obligations of the original employer. In addition, the new employment contract law also provides that, where an employee is transferred to a new employer for reasons not attributable to himself or herself, his or her accumulated years of service with the original employer shall be counted towards his or her years of service with the new employer, unless the original employer has already made severance payments for his or her service when calculating severance amount payable to such employee at the time the original employment contract is terminated. In December 2007, we performed an internal review of our human resource policies and employment contracts with our employees including part time employees and took all steps necessary to comply with the new employment contract law. Implementation of the new PRC employment contract law has increased and may further increase our operating expenses and have material adverse effect on our results of operations.

C. Organizational Structure
For information on our organizational structure, see Item 4 “Information on the Company — History and Development of the Company” and Item 5. “Operating and Financial Review and Prospects — Our Corporate Structure” and “Operating and Financial Review and Prospects — Arrangements with Consolidated Affiliates.”
D. Property, Plant and Equipment
Our principal executive offices are located in Beijing, where we lease approximately 776 square meters under lease agreements that will expire in February 2012 at an effective annual rent of approximately $0.2 million. Our primary branch office is located in Shanghai, where we currently lease approximately a total of 1,033 square meters under two lease agreements at a total effective annual rent of $0.4 million. One lease agreement for an area of 652 square meters will expire in November 2009 and the other lease agreement for an area of 381 square meters will expire in November 2010. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans. We also have other branch or representative offices in Guangzhou, Hangzhou, Chengdu, Nanjing, Changsha, Shenyang, Jinan, Zhengzhou, Wuhan, Fuzhou, Hefei and Xi’an.
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
Overview
We provide entertainment-oriented telecom value-added services to mobile and fixed line phone users in China. Our revenue is primarily derived from the sale of various 2G and 2.5G data related services, audio-related services and, prior to the termination of our cross-media business in 2008, sales of advertising time slots and program sponsorships on new and traditional media channels and product promotion sponsorship services.
Our data-related services include SMS (2G), MMS, WAP and Java games (2.5G), and our audio-related services include IVR services and RB. We provide such services to users through the mobile and fixed line networks operated by China Mobile, China Unicom and China Telecom. We receive our revenue principally in the form of payments from these telecommunication network operators after the users have paid for our services and the operators have deducted their service and network fees. Users pay for these services by monthly subscription and/or on a per usage basis.

Our advertising, program sponsorship and production promotion sponsorship services were promoted through the cross-media platform of our company and our partners QTV and TJSTV. However, we terminated our advertising arrangements with QTV and TJSTV in July 2008 and September 2008, respectively, in line with our decision to streamline operations and increase our focus on the core wireless value-added services business.
For 2008, we generated $67.0 million in gross revenue, compared to $49.7 million for 2007, representing an increase of 34.8%. The table below sets forth our gross revenue by service category in 2006, 2007 and 2008:

	Year ended December 31,
	2006	2007	2008
2G services	$44,658,274	$19,676,391	$27,505,193
2.5G services	11,691,995	5,947,909	6,152,541
Audio-related services	21,501,567	22,565,965	28,108,005
Casual games	1,467,409	1,427,246	1,971,737
Others	188,409	97,284	3,288,326

Total revenue	$79,507,654	$49,714,795	$67,025,802

Our telecom value-added revenue increased primarily as a result of an increase in sales and marketing efforts particularly via non-operator channels by cooperating with manufacturers and designers of mobile handsets to promote our SMS and other services, cooperating with program producers in local radio stations to promote our IVR services and hosting popular singer fan gatherings and other promotional activities to promote our RB services. In 2008, we began offering web games which we license from local developers. Revenue from these web games is included in the row headed “Casual games.” In addition, in 2008, we provided VAS-related content, marketing and technical services to certain small service providers. Revenue generated from the provision of these services amounted to $3.0 million in 2008, which has been included in the row headed “Others” in the table above. Our exclusive advertising arrangements with QTV and TJSTV were terminated in 2008, and our results from the related advertising services provided by us are reported in our financial statements as discontinued operations for 2006, 2007 and 2008. We incurred a net loss from discontinued operations of $0.2 million, $8.9 million and $20.8 million in 2006, 2007 and 2008, respectively.
The major factors affecting our results of operations and financial condition include:
•
Changes in Mobile Operator Policies or the Manner in Which They are Enforced. In response to policy directives from MII, China Mobile and China Unicom introduced significant changes to their operating policies in the second half of 2006, including requiring double confirmations for new subscriptions and a requirement that a reminder be sent to existing monthly subscribers of their subscription and fee information and that inactive users be cancelled. Furthermore, in April and June 2008, in order to improve its oversight of service providers, China Mobile started to rank SMS and IVR service providers based on certain performance criteria, and those service providers that fall into a lower rank are subject to restrictions in service fees they may charge. These policy changes by the mobile operators, as well as prior policy changes commencing in 2005 (enabling customers to more easily cancel our services and requiring us to automatically terminate subscription services for our inactive users), negatively affected our revenue in 2006, 2007 and 2008. The telecom network operators may implement further measures in response to current or future policy directives of MII or due to changes in their internal management and control policies and procedures with respect to service providers such as our company, which may have a negative material impact on our business, results of operations and financial position.

•
Operator Service Agreements with China Mobile, China Unicom and China Telecom. Our ability to generate revenue and the terms under which we deliver our services depend to a large extent on our ability to maintain good relationships with the national, provincial and local offices of China Mobile and to a lesser extent, China Unicom and China Telecom and to differentiate our services through, among other things, innovative product development and appealing content from domestic and international content providers. Each operator charges us service fees from the gross revenue generated by our services. In addition, to the extent the number of SMS or MMS messages sent by us over China Mobile’s network exceeds the number of SMS or MMS messages our customers send to us, we must also pay a per message network fee. We also pay China Unicom and China Telecom network fees in most provinces on the same basis. These service and network fees are reflected in our cost of services and totaled $13.7 million and $16.3 million for 2007 and 2008, respectively. Each operator could alter any of the terms of our service agreements with them or terminate the agreements for a variety of reasons in the future, including, for example, to increase their service or network fees to enhance their profitability at the expense of service providers.

Our relationships with these telecom network operators may also be affected by the restructuring of the PRC telecom industry which was initiated by the PRC government and largely completed in October 2008. For additional information, see Item 3.D. “Risk Factors — Risks Related to Our Industry — Our business and results of operations may be adversely affected by the restructuring of the Chinese telecommunications industry and the launch of 3G mobile networks.”

•
Costs Associated with Content and Distribution Channel Provider Relationships. Our telecom value-added services include the delivery of third-party content and services, such as certain Java games and music downloads for ringtones and RBs, to our end users. In turn, we are increasingly distributing many of our services via interactive programs broadcast over television and radio and through embedded menus in mobile handsets. We provide this content and services typically based on revenue sharing arrangements under which we pay third-party content, interactive program providers and mobile handset manufacturers or designers (known as distribution channel providers) an agreed percentage of the estimated revenue realized from services incorporating their content or embedded in their mobile handsets. Most of our content licenses or cooperation contracts with television and radio stations and mobile handset manufacturers or designers have a limited term. Given the high demand for engaging, trendy content in the China telecom value-added services market and competitiveness in working with popular television and radio stations and mobile handset manufacturers or designers, we have limited leverage to negotiate significantly more favorable terms with these parties. Payments to third party content and distribution channel providers were $6.6 million and $17.4 million, representing 13.7% and 28.2% of our total value-added services revenue in 2007 and 2008, respectively. Our net income could be adversely affected in future periods if revenue share payments continue to increase, either in absolute terms or as a percentage of our gross revenue.

•
Marketing Expenses. In order to maintain visibility and demand for our SMS and IVR products and our competitive position in the market, we need to make continued investments in media advertising and integrated co-marketing. Our media advertising is typically in the form of television commercials and magazine, newspaper and website placements. Fee rates for our various marketing channels are becoming increasingly expensive while in some cases generating lower levels of gross revenue. Our advertising costs were $7.2 million and $4.5 million in 2007 and 2008, respectively. We scaled down our investment in marketing expenses in 2008 due to disappointing rate of return from our marketing investments. Our net income could be adversely affected in future periods if we are not able to effectively manage advertising expenses and maximize the gross revenue we generate from such advertising.

•
Impairment charges. We are required under U.S. GAAP to review our receivables, intangible assets, goodwill and other assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. For the year ended December 31, 2007, we recorded impairment charges of $5.1 million related to an investment deposit, goodwill and other receivable. For the year ended December 31, 2008, in addition to impairment charges for some of the assets of our discontinued operations, we recorded an other-than-temporary loss on investments of $1.5 million related to our investment in a privately managed investment fund. We may be required to record further impairment charges to earnings in our financial statements in future periods in which an impairment in the carrying amount of our assets is determined.

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
We conduct our business in China solely through our wholly owned subsidiaries, which were Linktone Consulting, Huitong, Linktone Internet, Linktone Software and Wang You in 2008. Ruida was dormant in 2008. Xintong was incorporated in June 2008.
In order to meet ownership requirements under Chinese law which place certain restrictions on Linktone, as a foreign company, to operate in certain industries such as value-added telecommunication, Internet content services, television content production and advertising services, we maintain control over the following PRC affiliated companies: (i) Weilan, which is 50% owned by each of two of our employees, Baoxin Yao and Wenlei Wang; (ii) Unilink, which is 50% owned by each of two of our former employees, Lin Lin and Wenjun Hu; (iii) Yuan Hang, which is 50% owned by our former employee, Yuming Cai and 50% owned by our employee, Feng Gao; (iv) Cosmos, which is 50% owned by each of two of our employees, Hongjie Qi and Miao Yan; (v) Zhong Tong, which is 50% owned by each of two of our former employees Yi Huang and Teng Zhao; (vi) Lian Fei, which is 50% owned by each of two of our employees, Hongyan Lu and Yuxia Wang; (vii) Qimingxing, which is 50% owned by each of two of our former employees, Xing Xu and Peien Zhu; (viii) Beijing Ojava, which is 50% owned by each of two of our employees, Yugang Wang and Peiyu Su; (ix) Ling Yu, which is 50% owned by Unilink and 50% owned by Qimingxing; (x) Lianyu, which is 60% owned by our employee, Zhi Wang, and 40% owned by our former employee, Lianxi Yang; (xi) Lang Yi, which is 90% owned by our employee, Lei Gu, and 10% owned by our employee, Jing Chen; (xii) Wei Lian, which is 60% owned by Weilan and 40% owned by Lian Fei; and (xiii) Xian Feng, which is 50% owned by our employee, Peng Lin and 50% owned by our former employee, Hongmei Peng.

Under the current shareholding structure, Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu have inter-provincial value-added telecommunication services licenses issued by the MII. Each of Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu offers our services through one or more of the telecommunications network operators in China. Yuan Hang offers services related to our online game business. Ling Yu and Lang Yi acted as the advertising agents for QTV and TJSTV prior to the termination of our exclusive advertising arrangements with QTV in July 2008 and TJSTV in September 2008. Wei Lian and Xian Feng, which were established for the purpose of engaging in television program production and distribution, remained dormant in 2008. We hold no direct ownership interest in these companies.
We, our Chinese affiliated entities and their respective shareholders are parties to a series of agreements governing the provision of our telecom valued-added, advertising and program production services. In addition, as of December 31, 2008, we had provided long-term interest free loans to the shareholders of our Chinese affiliated entities with an aggregate outstanding balance of approximately $14.0 million. The proceeds from these loans have been used to fund investments in our Chinese affiliated entities. See “— Arrangements with Consolidated Affiliates” below.
In October 2007, we incorporated two holding companies in Hong Kong, namely, Noveltech and Linktone Media. Our investments in Linktone Consulting, Huitong, Linktone Internet and Xintong have been transferred to Noveltech, and we plan to transfer our investment in Linktone Software to Linktone Media in the future.
Our primary internal source of funds is dividend payments from our wholly owned subsidiaries in China, Hong Kong and British Virgin Islands, namely, Linktone Consulting, Huitong, Linktone Internet, Linktone Software, Xintong, Brilliant Concept Investments Ltd., or Brilliant, Wang You, Ojava Overseas Ltd, or Ojava Overseas, Ruida, Noveltech and Linktone Media. Under the new Chinese tax regulations which became effective in January 2008, dividends paid to a foreign invested enterprise from Chinese entities are subject to a 10% withholding tax. However, a lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, are subject to a 5% rate. Under current Chinese law, Linktone Consulting, Huitong, Linktone Internet, Linktone Software, Wang You, Ruida and Xintong are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. Dividends paid to us by Brilliant and Ojava Overseas, which were incorporated in the British Virgin Islands and Noveltech and Linktone Media, which were incorporated in Hong Kong, are not subject to tax.
Arrangements with Consolidated Affiliates
Current Chinese laws and regulations impose significant restrictions on foreign ownership of value-added telecommunication, online game and advertising businesses in China. Therefore, we conducted substantially all of our operations in China through a series of agreements with our affiliated Chinese entities, which were Weilan, Unilink, Yuan Hang, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava, Lianyu, Ling Yu, Lang Yi, Wei Lian and Xian Feng in 2008. These companies are variable interest entities, or VIEs, under Financial Accounting Standard Board (“FASB”) Interpretation No. 46R, or FIN 46R, and accordingly, have been consolidated into our financial statements. Transactions between these entities and our company and subsidiaries are eliminated in consolidation.

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
Powers of Attorney. Each of the shareholders of our affiliated Chinese entities have irrevocably appointed Michael Guangxin Li, our former chief executive officer, as attorney-in-fact, to vote on their behalf on all matters on which they are entitled to vote with respect to affiliated Chinese entities as the case may be, including matters relating to the transfer of any or all of their respective equity interests in our affiliated Chinese entities and the appointment of the directors and general manager of our affiliated Chinese entities. The term of each of the powers of attorney is 10 years. Following Mr. Li’s resignation from our company effective May 31, 2009, we are in the process of transferring these powers of attorney to Colin Sung, the newly appointed deputy chief executive officer and chief financial officer. These powers of attorney do not extend to votes by the shareholders of our company or subsidiaries.
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
Exclusive Consulting Services Agreements. We provide most of our affiliated Chinese entities with exclusive consulting services related to legal, finance, human resources and office administration. The term of these services agreements is renewable every year. We charged Weilan, Unilink, Yuan Hang, Cosmos, Lian Fei, Zhong Tong, Qimingxing, Beijing Ojava, Ling Yu and Lang Yi, an aggregate fee of $3.0 million and $1.9 million for these services in 2007 and 2008, respectively. The service fees payable to us are subject to our adjustment from time to time based on the actual operating results of our affiliated Chinese entities.
Trademark, Domain Name and Software License Agreements. In 2007, we granted Weilan and Unilink a license to use our domain name (www.linktone.com) and our registered trademarks. Linktone Consulting has also granted Weilan and Unilink licenses to use certain of its domain names. The licensee of each of the licenses described above pays us an annual license fee of RMB10,000 ($1,463). Because of the insignificant amounts involved, we waived these fees in 2007 and 2008. In addition, Huitong and Linktone Internet have granted Weilan, Unilink, Lian Fei, Zhong Tong and Qimingxing multiple licenses to use various software programs relating to our SMS, MMS, WAP, RB and IVR platforms, databases and games. We invoiced Weilan, Unilink, Lian Fei, Zhong Tong and Qimingxing an aggregate fee of $17.3 million and $25.2 million for the use of this software in 2007 and 2008, respectively.

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
Loan Agreements. We have extended interest-free loans to the shareholders of our affiliated Chinese entities for the purpose of investing in our affiliated Chinese entities as registered capital and to make payments to the selling shareholders from whom we acquired certain of our affiliated Chinese entities for settlement of purchase price consideration pursuant to applicable acquisition agreements. The term of these loans in each case is 10 years. The shareholders of our affiliated Chinese entities can only repay the loans by transferring to us or our designees all of their equity interest in the respective affiliated Chinese entity. The following table sets forth the date the loan agreement was entered into, the borrower, the affiliated Chinese entity, the interest, the maturity date and the amount of each loan, as of December 31, 2008.

Date of loan		Affiliated
Agreement	Borrower	Entity	Interest	Maturity date	Outstanding balance
					(in thousands	(in thousands
					of RMB)	of $)
November 27, 2003	Baoxin Yao	Weilan	None	November 26, 2013	2,798.7	338.1
November 27, 2003	Wenlei Wang	Weilan	None	November 26, 2013	2,365.8	285.8

August 25, 2004	Wenjun Hu	Unilink	None	August 24, 2014	5,000.0	604.1
August 25, 2004	Lin Lin	Unilink	None	August 24, 2014	5,000.0	604.1

May 31, 2005	Yuming Cai	Yuan Hang	None	May 30, 2015	2,403.9	290.4
May 31, 2005	Feng Gao	Yuan Hang	None	May 30, 2015	2,403.9	290.4

June 30, 2005	Hongjie Qi	Cosmos	None	June 29, 2015	16,953.1	2,073.8
June 30, 2005	Miao Yan	Cosmos	None	June 29, 2015	16,953.1	2,073.8

June 30, 2005	Hongyan Lu	Lian Fei	None	June 29, 2015	7,738.6	939.5
June 30, 2005	Yuxia Wang	Lian Fei	None	June 29, 2015	8,928.8	1,083.3

Date of loan		Affiliated
Agreement	Borrower	Entity	Interest	Maturity date	Outstanding balance
					(in thousands	(in thousands
					of RMB)	of $)
June 30, 2005	Teng Zhao	Zhong Tong	None	June 29, 2015	6,850.6	826.9
June 30, 2005	Yi Huang	Zhong Tong	None	June 29, 2015	6,850.6	826.9

August 31, 2005	Xing Xu	Qimingxing	None	August 30, 2015	7,528.5	933.9
August 31, 2005	Peien Zhu	Qimingxing	None	August 30, 2015	7,528.5	933.9

August 15, 2006	Yugang Wang	Beijing Ojava	None	August 14, 2016	4,000.0	501.7
August 15, 2006	Peiyu Su	Beijing Ojava	None	August 14, 2016	4,000.0	501.7

Feb 9, 2007	Lianxi Yang	Lianyu	None	Feb 8, 2017	700.2	90.3
Feb 9, 2007	Zhi Wang	Lianyu	None	Feb 8, 2017	1,031.8	133.0

Dec 20, 2007	Hongmei Peng	Xian Feng	None	Dec 19, 2017	2,550.0	346.2
Dec 20, 2007	Peng Lin	Xian Feng	None	Dec 19, 2017	2,450.0	332.7

Total					114,036.1	14,010.5

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
Critical Accounting Policies and Estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities. We evaluate our estimates on an on-going basis based on historical experience and on various other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our financial statements.

Revenue and Cost of Services Recognition
Telecom valued-added services
Our telecom value-added services are rendered to phone users through the platforms of various subsidiaries of the telecom network operators. We recognize all revenue in the period in which the service is rendered, provided that persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Fees for these services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered.
We contract with the telecom network operators for the transmission of services as well as for billing and collection services. We measure our revenue based on the total amount paid by our customers, which the telecom network operators bill and collect on our behalf. For the transmission, billing and collection services, the telecom network operators retain a fixed percentage fee. To the extent that the number of SMS and MMS messages sent by us over the mobile operators’ network exceeds the number of messages our customers send to us, we must also pay a per message network fee.
The telecom network operators provide us statements after month-end indicating the amount of fees that were charged to users for telecom value-added services that we provided during that month and the portion of fees that are due to us in accordance with our contractual arrangements with the telecom network operators. The telecom network operators deliver these statements to us typically within 30 to 120 days following month-end, and we typically receive payment within 30 to 90 days following receipt of the statement. In addition, we have developed our own internal system that records the number of messages sent to and messages received from mobile users. Generally, there are differences between the expected value of delivered messages and the fees charged by the mobile operators for the delivered messages. These differences may result from the users’ mobile phones being turned off, problems with the mobile operators’ networks or our system or other issues, which prevent delivery of our services to our users. These are known in the industry as billing and transmission failures. We do not recognize revenue for services which result in billing and transmission failures. Also, if a user does not pay the applicable fees for our services to the mobile operators, the mobile operators usually will not pay us for those services, but our expenses incurred in connection with such services are included in our cost of services.
We are also required to pay most of our content and distribution channel providers a percentage of the revenue received from or confirmed by the telecom network operators with respect to services incorporating the content providers’ products distributed via interactive television and radio programs, and/or embedded in their mobile handsets, as the case may be. In calculating the fees payable to these providers, we make estimates to take into account of adjustments made to delivered services by operators which may have been applicable to the services incorporating the providers’ products and reduce the fees payable by us accordingly. Nonetheless, as estimates involve making assumptions which may prove inaccurate, we have in the past paid, and may continue to pay, such providers fees which are disproportionate to what we have been paid for the relevant service. After we make payments to these providers for a particular period, we may ask for refunds or make an additional payment, or make further adjustments or reconciliations with respect to fees payable for future periods as a result of billing and transmission failures arising in prior periods.
For content providers which are paid on a fixed fee basis, we do not incur additional charges as their content is used. Accordingly, billing and transmission failures do not affect our cost of services for services incorporating content from these providers. For 2007 and 2008, our key content providers for audio-related and SMS services were paid an initial fee and the revenue share to be paid was first offset against the initial fee until the initial fee was fully utilized and then payment was made based on the revenue share amount agreed with content providers. Our key content providers for Java games were paid fixed fees while our distribution channel providers were paid based on revenue share arrangements.

We record our revenue in the period in which the services are performed.
Approximately 98.7% and 97.5% of our revenue for the years ended December 31, 2007 and 2008, respectively, were confirmed by monthly statements received by us from provincial telecom network operators prior to the finalization of the financial statements for such years.
Our gross revenue includes the gross amounts billed to customers, rather than the amounts billed net of the telecom network operators’ service and other fees. According to Emerging Issue Task Force Issue No. 99-19 “Reporting revenue gross as a principal versus net as an agent,” recognizing revenue on a gross basis in this manner is appropriate if we act as a principal, rather than as an agent, in connection with the provision of our services. Factors which support a conclusion that we are acting as a principal include:
•	our ability to adjust the cost of services by adjusting the design or marketing of the services;
•	our ability to control content of services and suppliers of that content as long as it does not violate applicable Chinese law or the relevant policies of the operators;
•	our assumption of all related legal and commercial risks arising from the content and services provided;
•	our assumption of risk of non-payment by customers; and

•	our ability to determine prices within ranges prescribed by the operators.
As set out in the terms of our contracts with the operators, we are contractually responsible for providing services to the end users and ensure their satisfaction with the services provided. In providing the services, we engage the operators to provide channel, billing and collection services. We do not receive our service fees if users of our services do not pay the operators and we still have to pay the operators channel, billing and collection fees for the services used by these users. We are contractually the primary obligor of the service in all aspects including content, collection and delivery. Based on these factors, we have concluded that recognizing revenue on a gross basis is appropriate.
Advertising and product promotion sponsorship services
We, through our VIEs, Ling Yu and Lang Yi, acted as the exclusive advertising agents for QTV and TJSTV prior to the termination of these exclusive advertising arrangements with QTV and TJSTV in July 2008 and September 2008, respectively. We received advertising revenue from selling advertising time slots and program sponsorships on QTV and TJSTV. Advertising revenue was recognized ratably over the displayed period of the contract. Payments for advertising received in advance were deferred until earned. Revenue contracts for product promotion sponsorship consisted of multiple deliverables which usually include revenue from providing advertisement placements on QTV and TJSTV and various website channels, producing television programs, organizing product promotion events and press conferences. In accordance with the requirements of Emerging Task Force, or EITF, No. 00-21, “Accounting for revenue arrangements with multiple deliverables,” these contracts were broken down into single element arrangements based on their relative fair value for revenue recognition purposes. We recognized revenue on the elements delivered and deferred the recognition of revenue for the fair value of the undelivered elements until the remaining obligations have been satisfied. The assumptions and estimates used in determining the fair value for each element involved management judgment. Differences could result in the amount and timing of our advertising revenue for any period if management made different judgments or utilized different estimates. Following the termination of our advertising arrangements with QTV and TJSTV, revenue from our advertising and product promotion sponsorship services has been adjusted as discontinued operations.

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
Impairment Charges
Goodwill
Under SFAS 142, “Goodwill and intangible assets,” goodwill is no longer amortized, but tested for impairment upon first adoption and annually (in December of each year) thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. We assess goodwill for impairment in accordance with SFAS 142 at the reporting unit level, defined as the operating segment or one level below an operating segment, and recognize impairment in the event that the carrying value exceeds the fair value of each reporting unit. The impairment charge was arrived at after a two-step process required under SFAS 142. First, we determined the fair value of the reporting unit using the income approach based on the discounted expected future cash flow associated with this unit. We then compare the fair value of each reporting unit to its carrying value, including goodwill. If the carrying value of a reporting unit exceeds its fair value, we perform the second step to determine the impairment loss which is equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of the goodwill. In December 2007, an impairment provision of $2.0 million had been recorded against goodwill arising from the acquisition of Brilliant. No impairment of goodwill was recorded in 2008.

Long-lived Assets and Amortizing Intangible Assets
Long-lived assets and amortizing intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of asset may not be recoverable. We assess the recoverability of the long-lived assets and amortizing intangible assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. We recognize impairment of long-lived assets and amortizing intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. The assumptions and estimates used in calculating the expected future cash flow for goodwill, long-lived and amortizing intangible assets and fair value involve inherent uncertainties and the use of management judgment. Our judgment is based on our experiences, expectation of business prospects, overall economic situation of the industry and market risks. Changes in these estimates and assumptions could materially impact our financial position and results of operations.
In 2007, we recorded an impairment charge of approximately $2.4 million against an investment deposit and $0.7 million against a loan receivable. In 2008, we recorded an impairment charge of approximately $0.6 million against an intangible asset for the three-year contract with TJSTV by Lang Yi following the termination of the relevant arrangements in September 2008 and recorded an impairment charge of approximately $4.3 million against the prepaid television advertising rights for QTV following the termination of the relevant arrangements in July 2008.
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

Short-term Investments
Short-term investments comprise time deposits with original maturity terms of three months or more but due within one year and marketable equity securities. The marketable securities are classified as available-for-sale and carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to the income during the period in which the gain or loss is realized. If we determine a decline in fair value is other than temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment and consideration of various factors including the severity and duration of the impairment, anticipated recovery, financial condition and near term prospects of the investee, and our ability and intent to hold that security until the anticipated recovery in value occurs. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income except for an other-than-temporary impairment, which will be charged to income in the statement of operations. In 2008, based on our periodical impairment review, we determined that the decline in value of $1.5 million in an investment made in a privately managed fund which invests in marketable equity securities constitutes an other-than-temporary impairment charge.
Revenue
As described in “Critical Accounting Policies — Revenue and Cost of Services Recognition” below, we generate telecom value-added services revenue from service fees paid by phone users who use our services through the telecom network operators. Our telecom value-added services fees are charged on a monthly subscription or per use basis. Fees for our 2G SMS-based services currently range from RMB0.1 ($0.014) to RMB2.0 ($0.29) per message and from RMB2.0 ($0.29) to RMB15.0 ($2.16) per month for subscription services. Fees for 2.5G MMS, WAP and Java services currently range from RMB0.1 ($0.014) to RMB10.0 ($1.44) per message and from RMB5.0 ($0.72) to RMB30.0 ($4.32) per month for subscription services. Fees for audio-related services range from RMB0.5 ($0.072) to RMB3.0 ($0.43) per audio content download. For 2007 and 2008, revenue from our 2G, audio-related and 2.5G services represented 39.6%, 45.5% and 11.9%, and 41.0%, 41.9% and 9.3%, respectively, of our gross revenue.
Cost of Services
Our cost of services includes the following:
•	Service and network fees payable by us to the telecom network operators, and

•	Payments to certain content and distribution channel providers for the use of their content and channels.
Service and network fees are deemed paid when the telecom network operators remit to us our portion of the fees paid by users net of the service and network fees described above.
We pay our content and distribution channel providers directly, and those payments are generally in the form of a fixed periodic fee, or a percentage of our aggregate net revenue received from or confirmed by the telecom network operators with respect to services provided that incorporate the providers’ products or are distributed via the provider channel, or a combination of fixed and variable amounts.

The following table sets forth the amount of each category of cost of services for the periods indicated:

	For the year ended December 31,
	2006	2007	2008
Cost of services:
Operators’ fees	$20,354,201	$13,715,719	$16,287,368

Payments to content and distribution channel providers and others	$8,300,236	$6,662,076	$17,550,262

Total	$28,654,437	$20,377,795	$33,837,630

Operating Expenses
Our operating expenses include product development, selling and marketing, general and administrative expenses and provisions for impairments.
Product Development Expenses
Our product development expenses consist primarily of the salary and welfare expenses of our technical support team, which is responsible for our LT-IAG technology platform and other technical support, and our product development team, which focuses on aggregating, customizing and localizing our services. This category of expenses also includes depreciation and amortization of computers and software related to the activities of those teams and certain server custody fees.
Our SMS-based content and applications have been principally developed in-house. We develop slightly more than half of our MMS, WAP, Java and audio-related services content in-house with the remainder aggregated from third parties. For the year ended December 31, 2007 and 2008, approximately 40%, 25%, 14%, 9% and 12%, and 19%, 19%, 48%, 14% and 1%, respectively, of our product development expenditures were related to our 2G services, 2.5G services, audio-related services, general office information technology support and new businesses, respectively. We expect that the portion of our product development expenditures devoted to new businesses (including 3G services), particularly mobile games and value-added services to be offered in the other Asian markets we intend to enter will increase moderately in the future.
We depreciate our office equipment and computer hardware and other equipment on a straight-line basis over their estimated useful lives as follows:

Office equipment	12–36 months
Computer hardware and other equipment	36–60 months
Selling and Marketing Expenses
Our selling and marketing expenses consist primarily of the direct costs attributable to our sales and marketing activities, such as travel, entertainment, advertising expenses and cost of promotions. It also includes the salary and welfare expenses of the staff in our sales, marketing, customer research and service departments.
General and Administrative Expenses
Our other general and administrative expenses consist primarily of the salary and welfare, travel and entertainment expenses of our business development department and other administrative functions, such as legal, human resources, finance, office administration, investor relations and senior management. General and administrative expenses also include fees for professional services (e.g., audit, tax, legal, investor relations and recruitment), office rentals, office telecommunication and utilities costs and the amortization of office leasehold improvements. Leasehold improvements are amortized on a straight-line basis over the lesser of the relevant lease term or the assets’ estimated useful lives.

Provisions for Impairments
Provisions for impairments include provisions with respect to short-term investments, other receivables, goodwill and other assets when events or changes in circumstances indicate the carrying value may not be recoverable. See “— Results of operations” below.
Taxation
Under the current laws of the Cayman Islands and British Virgin Islands, we are not subject to a tax on income or capital gain. Under the current laws of Hong Kong, Noveltech and Linktone Media are subject to taxes in Hong Kong at 16.5% of taxable net income.
However, our revenue is primarily derived from our affiliated Chinese entities. Prior to January 1, 2008, Chinese companies were generally subject to an Enterprise Income Tax, or EIT, of 33% comprising a national income tax of 30% and a local tax of 3%.
In March 2007, the National People’s Congress in China enacted a new EIT law, which became effective from January 1, 2008. The new EIT law, among other things, imposes a unified income tax at 25%. The new EIT law allows a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%. In addition, the new EIT law provides grandfather treatment for companies that qualified as foreign investment production enterprises such as Linktone Internet and that qualified as high and new technology enterprises such as Yuan Hang, Cosmos, Beijing Ojava and Lian Fei, but the qualification of such status is subject to annual re-assessment.
Prior to January 1, 2008, Linktone Consulting, Weilan, Ruida, Lianyu, Wei Lian, Xian Feng and Xintong were subject to EIT at the rate of 33%. Effective from January 1, 2008, the EIT rate applicable to these entities has been reduced to 25%. For Zhong Tong, Wang You, Lintone Software and Ling Yu, in 2007, they were subject to a preferential national income tax of 15% and were exempt from local tax due to the fact that they are located in economic development zones in either coastal cities or Shanghai Pudong New District. In 2008, these entities were subject to a transitional tax rate of 18%.
Huitong and Linktone Internet qualified as “foreign investment production enterprises established in a coastal economic development zone in an old urban district.” For Huitong, in 2006, the applicable national income tax and local income tax rates were 10% and 1.5%, respectively, because it was designated as one of the top China national software enterprises. In 2007, the national income tax and local income tax rates applicable to Huitong were 12% and 1.5%, respectively, as it was entitled to a 50% reduction from the standard national income tax rate of 24% and local income tax rate of 3% applicable to qualified “foreign investment production enterprises established in a coastal economic development zone in an old urban district” under the tax rules in effect at that time. In 2008, Huitong was subject to a unified EIT rate of 25% under the new EIT law. Linktone Internet was entitled to a 50% reduction from the then standard tax rate in both 2007 and 2008. Therefore, in 2007, Linktone Internet was subject to a national income tax and a local income tax rate of 12% and 1.5%, respectively, and in 2008, it was subject to an EIT rate of 12.5%.
Our affiliated Chinese entities Unilink and Qimingxing are currently considered “small businesses” under applicable tax rules, and were subject to a 2.4% tax on revenue and 4.8% tax on the difference between revenue and cost of services, rather than on income, in 2006. In 2007, Unilink and Qimingxing were subject to a 3.3% tax on the difference between revenue and costs of services and other income. Their net profits for the year were subject to a further 20% personal income tax, levied as if these profits were distributed to the shareholders. In 2008, Unilink and Qimingxing were subject to a 2.5% tax on revenue and other income. Their net profits for the year were subject to a further 20% personal income tax, levied as if these profits were distributed to the shareholders.

Prior to January 1, 2008, Yuan Hang, Cosmos, Lian Fei and Beijing Ojava qualified as “high and new technology” enterprises, and were therefore entitled to: (i) with respect to Cosmos, Lian Fei and Beijing Ojava, a three year national and local tax exemption followed by three years of 50% reduction in national and full exemption in local income tax rates, commencing from the first year of operations and (ii) with respect to Yuan Hang, a two year national and local tax exemption followed by three years of 50% reduction in national and full exemption in local income tax rates, commencing from the first year of profitability. These enterprises were also subject to a preferential statutory rate of 15% which comprises 15% national income tax and zero local income tax prior to January 1, 2008. Under the new EIT law, these entities’ qualifications as high and new technology enterprises are subject to annual re-assessment by the relevant government authorities. Yuan Hang, Cosmos and Beijing Ojava passed their respective annual assessments for 2008 and continued to be entitled to preferential tax treatment previously granted. Yuan Hang’s applicable tax rate for 2008 as confirmed by the local tax bureau was 7.5%, half of the applicable preferential statutory rate of 15%. For Cosmos and Beijing Ojava, we adopted a rate of 9%, which is half of the transitional rate of 18% in 2008 when we assessed tax liabilities, as their applicable rates were not yet confirmed by the local tax bureau. Lian Fei did not qualify as a high and new technology enterprise in 2008, and it was subject to the standard EIT rate of 25% in the same year.
The new EIT law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax laws and rules. A lower withholding tax rate of 5% will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, are subject to a 5% rate. The shareholdings in our Chinese subsidiaries have been transferred to two holding companies incorporated in Hong Kong, except for Wang You, Ruida and Linktone Software which are either dormant or loss making entities. According to the relevant PRC regulations, dividends on profits earned before January 1, 2008 are not subject to the withholding income tax, while dividends on profits earned after January 1, 2008 are subject to the withholding income tax. However, as of December 31, 2008, we did not make any provision on withholding tax of profits earned by some of our subsidiaries in 2008 because based on our business plan for the next few years, we do not plan to distribute retained earnings of our Chinese subsidiaries since we intend to retain such cash for re-investment in our Chinese operations. See Item 3.D. “Risk Factors — Risks Related to Doing Business in China — Any changes to our tax incentives could have a material adverse effect on our operating results. Our foreign ADS holders may be subject to PRC withholding tax on the dividends payable by us and upon gains realized on their sales of our ADSs if we are classified as a PRC ‘resident enterprise.’”
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

Payments for software license fees and related technical consulting services provided by Huitong and Linktone Internet to some of our Chinese affiliated companies are subject to a 17.0% value-added tax, or VAT. Under applicable tax regulations, Huitong and Linktone Internet are entitled to a tax refund equivalent to the portion of VAT expense that is in excess of 3.0%. This VAT expense is shown in our “Consolidated Statements of Operations” as a reduction in our revenue. For the years ended December 31, 2006, 2007 and 2008, Huitong and Linktone Internet paid VAT in a total amount of $7.6 million, $3.3 million and $3.6 million, respectively, and received VAT refunds of $6.2 million, $2.6 million and $3.0 million, respectively. As of December 31, 2006, 2007 and 2008, Huitong and Linktone Internet accrued a VAT refund receivable of $0.8 million, $0.7 million and $1.2 million, respectively, and payable of $0.6 million, $0.8 million and $1.4 million, respectively.
We are subject to a business tax on our revenue derived from services in China, which is generally 3% to 9% of the revenue. Business tax applies to the gross revenue recognized by our Chinese affiliated entities and to the service fees charged to those entities by Linktone Consulting. The related business taxes paid for the services provided to customers and consulting services are accrued for as a reduction of revenue and in operating expenses respectively.
Subject to the approval of the relevant tax authorities, we had total tax loss carry forwards of approximately $28.3 million (including those from the discontinued operations of $27.6 million) as of December 31, 2008 for EIT purposes. Approximately $0.4 million, $0.5 million (all from the discontinued operations), $10.7 million (including those from the discontinued operations of $10.5 million) and $16.7 million (including those from the discontinued operations of $16.6 million) of such loss carry forwards will expire in December 2009, 2011, 2012 and 2013, respectively. These tax loss carry forwards give rise to potential deferred tax assets totaling $6.0 million. For more information regarding our tax loss carry forwards and deferred tax assets, see “— Critical Accounting Policies and Estimates — Deferred Tax Valuation Allowance” above.
Discontinued Operations
We, through our affiliated Chinese entities, Ling Yu and Lang Yi, acted as the exclusive advertising agent for QTV and TJSTV prior to the termination of the exclusive advertising arrangements with QTV and TJSTV in July 2008 and September 2008, respectively. Our results from the related advertising services provided by us are reported in our financial statements as discontinued operations for 2006, 2007 and 2008.
The key costs of our discontinued operations include amortization of the payments made to acquire the rights to serve as the advertising agent for QTV and TJSTV, annual operating fees to QTV and its affiliate, landing fees to secure landing rights for QTV in cities in China and television program production costs such as costs for purchasing, acquiring the distribution rights for or revenue sharing arrangements for programs produced by other production companies, as well as production costs paid to production companies for producing the television programs we developed.

Results of Operations
The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated and as a percentage of gross revenue. Our historical operating results are not necessarily indicative of the results for any future period.

	Year ended December 31,
	2006(1)		2007(1)		2008
		%		%		%
Gross revenues	$79,507,654	100.0%	$49,714,795	100.0%	$67,025,802	100.0%
Net revenues	76,227,642	95.9%	47,963,278	96.5%	64,505,683	96.2%
Cost of services	(28,654,437)	(36.1)%	(20,377,795)	(41.0)%	(33,837,630)	(50.4)%

Gross profit	47,573,205	59.8%	27,585,483	55.5%	30,668,053	45.8%
Operating expenses:
Product development	(7,372,074)	(9.3)%	(5,506,938)	(11.1)%	(3,177,071)	(4.7)%
Selling and marketing	(22,592,886)	(28.4)%	(13,787,153)	(27.7)%	(13,130,513)	(19.6)%
General and administrative	(11,789,984)	(14.8)%	(11,762,028)	(23.7)%	(9,901,474)	(14.8)%
Provision for impairment	—	—	(5,142,396)	(10.3)%	—	—

Total operating expenses	(41,754,944)	(52.5)%	(36,198,515)	(72.8)%	(26,209,058)	(39.1)%
Income /(loss) from continuing operations	5,818,261	7.3%	(8,613,032)	(17.3)%	4,458,995	6.7%
Interest income, net of financial expenses(2)	1,589,180	2.0%	1,111,337	2.2%	1,728,654	2.5%
Subsidy and other income, net of other expenses	862,830	1.1%	467,690	0.9%	384,553	0.6%
Other-than-temporary impairment loss on investments	—	—	—	—	(1,476,937)	(2.2)%

Income/(loss) before tax	8,270,271	10.4%	(7,034,005)	(14.2)%	5,095,265	7.6%
Income tax expense	(1,267,183)	(1.6)%	(433,657)	(0.8)%	(786,057)	(1.2)%
Minority interest	(54,595)	(0.0)%	—	—	—	—

Net income/(loss) from continuing operations	6,948,493	8.8%	$(7,467,662)	(15.0)%	$4,309,208	6.4%

Net income/(loss) for discontinued operations	(155,902)	(0.2)%	$(8,936,340)	(18.0)%	$(20,807,008)	(31.0)%

Net income/(loss)	$6,792,591	8.6%	$(16,404,002)	(33.0)%	$(16,497,800)	(24.6)%

(1)
The statements of operation data for the years ended December 31, 2006 and 2007 have been adjusted to show the financial results of our advertising business (which included various cross-media advertising arrangements as described in Item 4.B. “Information on the Company — Business Overview — Cross-Media Business”) as discontinued operations. That business segment started in the fourth quarter of 2006 and was terminated in the third quarter of 2008.

(2)	Interest income included $64,773 from a related party for the year ended December 31, 2008.
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Gross Revenue
Gross revenue increased by 34.8% from $49.7 million in 2007 to $67.0 million in 2008, primarily due to an increase in revenue from 2G, audio-related services and other services. Our 2G services revenue increased by 39.6% from $19.7 million in 2007 to $27.5 million in 2008. Our 2.5G services revenue increased by 5.1% from $5.9 million in 2007 to $6.2 million in 2008. Our audio-related services revenue increased by 24.3% from $22.6 million in 2007 to $28.1 million in 2008. Other services primarily include content and promotion services which are sold to other small service providers. Revenue from these services amounted to $3.0 million in 2008.
In 2008, SMS, IVR, RB, MMS, Java and WAP services accounted for 41.0%, 26.5%, 15.5%, 5.6%, 1.4% and 2.2%, respectively, of our gross revenue. Telecom value-added revenue related to services offered to China Netcom (prior to its merger into China Unicom), China Telecom, China Unicom, and China Mobile customers represented 0.5%, 11.3%, 7.2% and 73.1% of our total revenue in 2008, respectively, compared to 1.2%, 19.8%, 7.2% and 67.9%, respectively, in 2007.

Following the implementation of the new operating policies by the operators in late 2006, which required double confirmations for new subscriptions, reminders to be sent to subscribers to confirm continuing subscription and outstanding fee information and cancellation of inactive users, the number of monthly subscriptions declined, and our user base switched increasingly from monthly subscriptions to services being ordered and paid for on request. Before these changes, our management considered that data regarding the number of users and average fees per user was useful in evaluating our business because such information correlated with our total revenue and net profits. After the changes, data such as the number of messages sent by our users and average fee per billable message for SMS and the number of dial-ins by users and average fee per dial-in for IVR were more determinative of our financial results than the total number of users and average fee per user. SMS and IVR are our two major services, and revenue from these services accounted for approximately 73.8% and 67.5% of our total revenue in 2007 and 2008, respectively.
The number of billable SMS messages, based on our internal records, increased by 38.0% while the average fee per SMS message remained largely unchanged between 2008 and 2007. The number of billable SMS messages increased primarily due to an increase in the number of cooperation projects with handset manufacturers and designers which embed our service menus in their handsets. We had such cooperation projects with approximately 24 manufacturers or designers in 2007 and approximately 300 manufacturers or designers in 2008.
Revenue from our IVR services increased by 4.7% from $17.0 million in 2007 to $17.8 million in 2008. The number of dial-ins for our IVR services decreased by 20.0% primarily due to a scale-down of certain cooperation projects with radio program producers during certain months of the year, particularly after the earthquake in Sichuan province. However, the average fee per dial-in in U.S. dollar terms increased by 31.0% (partly caused by appreciation of the RMB against USD). Revenue from our RB services increased by 83.9% from $5.6 million in 2007 to $10.3 million in 2008, primarily due to an increase in the number of promotion activities such as singer fan club activities and certain song promotion activities held with provincial offices of the operators during 2008.
Cost of Services
Cost of services increased by 65.7% from $20.4 million in 2007 to $33.8 million in 2008, primarily due to the fact that a larger proportion of our revenue in 2008 was generated by profit sharing arrangements with handset manufacturers and handset designers for our SMS and with radio program producers for our IVR, with the fees payable to such parties included in cost of services. In contrast, in 2007, we primarily relied on media advertising and other promotional activities to promote our services, the cost of which is included in selling and marketing expenses in our financial statements.
Operating Expenses
Operating expenses decreased by 27.6% from $36.2 million in 2007 to $26.2 million in 2008, primarily as a result of: (i) our streamlining of our IT operations in one location in Beijing and a reduction in traveling, entertainment and office rentals and general office expenses as part of our cost-control measures; and (ii) the absence of any provision for impairment in 2008 as compared with 2007 in which a provision for impairment of $5.1 million was made. As a percentage of gross revenue, operating expenses decreased from 72.8% in 2007 to 39.1% in 2008.
Product development expenses decreased by 41.8% from $5.5 million in 2007 to $3.2 million in 2008, primarily due to a reduction in headcount as we streamlined our IT operations to one location in Beijing. Staff costs for product development decreased by 46.4% from $2.8 million, or 7.7% of our total operating expenses in 2007, to $1.5 million, or 5.7% of our total operating expenses in 2008.

Selling and marketing expenses decreased by 5.1% from $13.8 million in 2007 to $13.1 million in 2008, primarily because we increased our reliance on revenue sharing arrangements and cooperation projects with handset manufacturer, handset designers and radio program producers in 2008, and expenses incurred therefrom are recorded as cost of services rather than selling and marketing expenses. Expenses for advertising and promotional activities for our telecom value-added services decreased from $9.8 million, or 27.1% of our total operating expenses in 2007, to $8.9 million, or 34.0% of our total operating expenses in 2008.
General and administrative expenses decreased by 16.1% from $11.8 million in 2007 to $9.9 million in 2008, primarily due to the implementation of cost-control measures that reduced expenses in traveling, entertainment, office rentals, personnel costs such as annual bonuses and general office expenses.
Interest and other income
Interest income increased by 54.5% from $1.1 million in 2007 to $1.7 million in 2008, primarily due to an increase in our cash and cash equivalents resulting primarily from the strategic investment in our company by MNC.
Other income decreased by 20.0% from $0.5 million in 2007 to $0.4 million in 2008. Other income mainly comprises investment income and subsidy income from local governments based on business and income taxes paid by us.
Other-than-temporary loss on investments
In 2008, we recorded an other-than-temporary impairment charge of $1.5 million related to a short-term investment in a fund which invests in marketable equity securities. As of December 31, 2008, the fair market value of this investment was $3.5 million, below its cost of $5.0 million, and we are unable to estimate if and when the fair value will recover. While the fund has taken measures to manage the exposure to losses such as obtaining a letter of undertaking with a private equity company to repurchase the securities bought by the fund by mid-December 2009, in the current highly volatile economic environment, the fund may be subject to further fluctuations in its value. We therefore consider this decline to be other-than-temporary.
Income tax expense
Income tax expense increased by 100.0% from $0.4 million in 2007 to $0.8 million in 2008. The increase was in line with the increase in profitability of our Chinese subsidiaries and the higher tax rate applicable to our Chinese subsidiary, Huitong, primarily resulting from the expiry of its 50% reduction in tax rate in 2008 as its effective tax rate increased from 13.5% in 2007 to 25% in 2008.
Discontinued operations
We incurred a net loss from discontinued operations of $8.9 million and $20.8 million in 2007 and 2008, respectively. The increase in net loss resulted primarily from a $9.0 million loss associated with our advertising arrangements with TJSTV which commenced from January 2008.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
Gross Revenue
Gross revenue decreased by 37.5% to $49.7 million in 2007 from $79.5 million in 2006, primarily due to a decrease in our telecom value-added revenue by 38.0% to $48.2 million in 2007 from $77.9 million in 2006. This decrease was primarily due to the ongoing negative impact of the implementation of new mobile operator policies beginning in July 2006 and May 2007 affecting our SMS, MMS and WAP revenue. Our 2G services revenue decreased by 55.9% to $19.7 million in 2007 from $44.7 million in 2006; our 2.5G services revenue decreased by 49.6% to $5.9 million in 2007 from $11.7 million in 2006; and our audio-related services revenue increased by 5.1% to $22.6 million in 2007 from $21.5 million in 2006.
In 2007, SMS, IVR, RB, MMS, Java and WAP services accounted for 39.6%, 34.3%, 11.1%, 5.4%, 4.6% and 1.9%, respectively, of our gross revenue. Telecom value-added revenue related to services offered to China Netcom (prior to its merger into China Unicom) and China Telecom, China Unicom, and China Mobile customers represented 1.2%, 19.8%, 7.2% and 67.9% of total revenue, respectively, compared to 1.4%, 12.1%, 8.9% and 75.7%, respectively, in 2006, reflecting a more diversified revenue stream.
Cost of Services
Cost of services decreased by 28.9% to $20.4 million in 2007 from $28.7 million in 2006, primarily reflecting the decrease in telecom value-added services revenue. However, the rate of decrease was smaller than that of revenue primarily due to the fact that certain revenue share arrangements with content providers were made on a fixed fees basis which were not affected by the decrease in revenue.
Operating Expenses
Operating expenses decreased by 13.4% from $41.8 million in 2006 to $36.2 million in 2007 as a result of the downsizing of our telecom value-added departments, including product development, sales and marketing departments as well as reduced advertising and promotion expenses. In addition, we incurred provisions for impairment of $5.1 million in 2007. As a percentage of gross revenue, operating expenses increased to 72.8% in 2007 from 52.5% in 2006.
Product development expenses decreased by 25.7% to $5.5 million in 2007 from $7.4 million in 2006, primarily due to shrinkage in our product development and technology support teams for our telecom value-added departments from 217 and 110 employees, respectively, as of December 31, 2006, to 64 and 39 employees, respectively, as of December 31, 2007. Staff costs for product development decreased to $2.8 million, or 7.7% of our total operating expenses, in 2007 from $3.9 million, or 9.3% of our total operating expenses, in 2006.
Selling and marketing expenses decreased by 38.9% to $13.8 million in 2007 from $22.6 million in 2006, primarily due to decreased investments in advertising and sales activities. Expenses incurred for advertising and promotional activities for our telecom value-added services decreased to $9.8 million, or 27.1% of our total operating expenses, in 2007 from $15.1 million, or 36.1% of our total operating expenses, in 2006. This decrease also resulted from a reduction in selling and marketing staff related to our telecom value-added services from 182 in 2006 to 120 employees in 2007, which decreased related staff costs to $2.1 million, or 5.8% of our total operating expenses, in 2007 from $2.7 million, or 6.5% of our total operating expenses, in 2006.
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

•
In connection with our strategic investment in 9Sky International Ltd., Shanghai Yue Sheng Information Technology Co., Ltd. and Shanghai Yin Zhi Yue Information Technology Co., Ltd., or collectively the 9Sky entities, we had an outstanding loan receivable in the principal amount of $0.7 million to these entities as of December 31, 2007. Based on an assessment of the 9Sky entities, management considers the recoverability of the loan, either by a repayment in cash by the 9Sky entities or the sale of certain shares in 9Sky International Ltd. which have been pledged to secure such loan, is uncertain, and a provision for the loan receivable was recorded at December 31, 2007.

Interest and other income
Interest income totaled $1.1 million and $1.6 million in 2007 and 2006, respectively. The decrease was mainly due to lower balance of cash, cash equivalents and short-term investments.
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
Income tax expense
Income tax expense was $0.4 million and $1.3 million in 2007 and 2006, respectively. The effective tax rate changed from 15.6% of income before tax in 2006 to 5.7% of loss before tax in 2007. The change was primarily due to the significant decrease in the profitability of our telecom value-added business in 2007.
Discontinued operations
We incurred a net loss from discontinued operations of $0.2 million and $8.9 million in 2006 and 2007, respectively. The increase in net loss resulted primarily from our advertising arrangements with QTV which commenced from January 2007.

Liquidity and Capital Resources
Our primary sources of liquidity are the proceeds from our initial public offering in March 2004 and cash flow from operations, as well as the investment in our company by MNC in 2008. The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2006	2007	2008

Net cash provided by operating activities of continuing operations	$15,280,775	$4,592,626	$7,970,372
Net cash used in operating activities of discontinued operations	(1,157,443)	(14,779,630)	(10,799,804)
Net cash (used in)/provided by investing activities of continuing operations	25,929,895	(3,042,125)	(12,887,561)
Net cash used in investing activities of discontinued operations	(5,110,031)	(566,181)	(16,210)
Net cash (used in)/provided by financing activities of continuing operations	(20,670,822)	25,847	57,359,539
Effect of exchange rate change on cash	920,034	1,649,961	641,903

Net increase in cash and cash equivalents	15,192,408	(12,119,502)	42,268,239
Cash and cash equivalents, beginning of year	36,252,678	51,445,086	39,325,584

Cash and cash equivalents, end of year	$51,445,086	$39,325,584	$81,593,823

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
Pursuant to various software license and service agreements, our subsidiaries charged our Chinese affiliated entities an aggregate fee of $25.2 million (based on PRC accounting regulations) for the year ended December 31, 2008. After these charges, as of December 31, 2008, profits totaling $12.0 million (based on PRC accounting regulations) still remained in our Chinese affiliated entities (Weilan, Unilink, Yuan Hang, Cosmos, Zhong Tong, Lian Fei, Qimingxing and Beijing Ojava). Of the profit remaining in these Chinese affiliated entities, $7.0 million related to 2004 and prior years, $1.1 million related to 2005, $1.3 million related to 2006, $0.2 million related to 2007 and $2.4 million related to 2008. For tax planning reasons and because we usually charge our affiliated Chinese entities fees for the current year only, we do not anticipate transferring such cumulative retained profits relating to earlier years to our subsidiaries via service charges in the future. In addition, because these Chinese affiliated entities are not our subsidiaries, such profits cannot be transferred to us in the form of cash dividends. However, our subsidiaries normally have access to the cash or other assets retained in our Chinese affiliated entities via inter-company advances.
Operating Activities of Continuing Operations
Cash provided by operating activities was $15.3 million, $4.6 million and $8.0 million in 2006, 2007 and 2008, respectively. The movements in cash provided by operating activities were generally in line with the movements in revenue from continuing operations.

Operating Activities of Discontinued Operations
Cash used in operating activities of discontinued operations was $1.2 million, $14.8 million and $10.8 million in 2006, 2007 and 2008, respectively. The amount of cash used in 2007 was larger than that in 2006 and 2008, primarily due to the payments made in connection with the advertising arrangements with QTV and certain cash paid for establishing the relationship with TJSTV which commenced from January 2008. The cash outflow for discontinued operations was lower in 2008 as compared with 2007 primarily due to the termination of the advertising arrangements with QTV in July 2008 and TJSTV in September 2008.
Investing Activities of Continuing Operations
In 2006, net cash provided by investing activities was approximately $25.9 million which primarily consisted of proceeds from sales of short-term investments. Such proceeds were offset in part by the purchase of fixed assets and funds used to acquire Ojava Overseas and the final earn-out payments made in connection with the acquisitions of Brilliant and Cosmos. In 2007, net cash used in investing activities was $3.0 million, primarily consisting of the investment deposit paid to ECC and payments made for the purchase of fixed assets. In 2008, net cash used in investing activities was $12.9 million, primarily consisting of an increase in bank deposits of $7.9 million and an investment of $5.0 million in a private managed fund.
Investing Activities of Discontinued Operations
Cash used in investing activities of discontinued operations was $5.1 million, $0.6 million and $0.02 million in 2006, 2007 and 2008, respectively. In 2006, the cash was used to purchase QTV television advertising rights for a term of seven years and certain television production equipment, office furniture and computers. In 2007, further cash was spent on fixed assets in connection with the advertising arrangements with QTV.
Financing Activities of Continuing Operations
In 2006, cash used in financing activities was $20.7 million, primarily consisting of funds used to finance our ADS repurchase program. In 2007, cash provided by financing activities was $0.03 million, consisting of the net proceeds from the exercise of stock options. In 2008, cash provided by financing activities was $57.4 million, primarily consisting of the strategic investment by MNC, and was offset by professional and other fees incurred by our company in connection with the MNC strategic investment in the amount of $3.3 million and a loan to a related party in the amount of $8.0 million.
We have no written treasury or borrowing policy. We keep almost all of our cash in U.S. dollar or RMB denominated bank accounts, short-term time deposits or short-term, investment grade fixed income securities for two principal purposes: to finance our operations and to manage the interest rate and currency risks arising from our operations. We adjust the amount of cash held in U.S. dollars and RMB from time to time to maximize our interest rate returns and to ensure that we have sufficient RMB for our operational needs, including for lease and other commitments. We have not historically financed our operations through borrowings and have not used derivative instruments to hedge against market risks.
In April 2008, MNC completed its investment in our company. Pursuant to the acquisition agreement entered into by and between us and MNC in November 2007, MNC subscribed for 180,000,000 newly issued ordinary shares of Linktone at a price of $0.38 per ordinary share for a total consideration of $68.4 million.

We believe that current cash and cash equivalents will be sufficient to meet anticipated working capital (net cash used in operating activities) commitments and capital expenditures in the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy cash requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, if at all.
Research and Development
We believe that a key part of our future success in telecom value-added business will depend on our ability to develop and enhance our services by leveraging our expertise in entertainment-oriented telecom value-added services, particularly given the launch of 3G services in China.
In 2007, we downsized our product development department in our telecom value-added business, in line with the significant decrease in revenue from this business. Our total expenditures for research and development were $7.4 million, $5.5 million and $3.2 million for the years ended December 31, 2006, 2007 and 2008, respectively. We have expanded our product development department since October 2008 by establishing a dedicated mobile games product development team and an overseas product development team to focus on our new businesses in these two areas.
We develop a portion of the content for our services in-house and aggregate it from domestic and international providers or through acquisitions. We plan to enter into additional relationships with domestic and international providers, in particular with respect to the development of games and content for all of our 2.5G services for our new 3G services which we are developing, in order to fully utilize the technological benefits of 2.5G and 3G and the sophisticated premium content which users will demand. For aggregated third party content, most of our efforts involve customization, localization and related development activities of the content for the Chinese market to create appealing, user-friendly products.
Certain provincial and local offices of the telecom network operators use different software and technology. Our product development department must conform our services so that they are interoperable with the networks of China Mobile, China Unicom and China Telecom at all levels.
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

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business. We have registered 132 Internet and WAP domain names in English and Chinese, of which our primary domain names are listed below:
•	www.linktone.com,

•	www.linktone.com.cn,

•	www.linktone.sh.cn,

•	www.lt2000.com.cn,

•	www.lt2000.net,

•	www.ul9000.com,

•	www.ul9000.com.cn,

•	www.ul9000.cn,

•	www.soring.cn,

•	www.i-liao.com,

•	wap.linktone.com,

•	wap.linktone.com.cn,

•	www.i-liao.com,

•	wap.linktone.com,

•	wap.linktone.com.cn,

•	www.my1828.com,

•	www.smschina.com,

•	www.8228.com,

•	www.yhgame.com,

•	www.vrhappy.com,

•	www.qchannel.cn,

•	www.channelq.cn; and

•	www.youthtv.cn.
As of December 31, 2008, we had registered 107 trademarks with China Trademark Office and one trademark in each of Hong Kong, Singapore and Taiwan, relating to our company name and logo and some of our services. We are in the process of applying for 34 additional trademarks in China.
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
As of December 31, 2008, we had also obtained 27 copyright certificates in China for cartoons and images and 34 copyright certificates for computer software.

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
Trend Information
Other than as disclosed in this annual report, we are not aware of any recent trends that are likely to have a material effect on our business.
Off-Balance Sheet Arrangements
We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
Tabular Disclosure of Contractual Obligations
We have entered into leasing arrangements relating to our office premises and have commitments in respect of advertising agreements with third parties. We terminated our exclusive advertising arrangements with QTV and TJSTV in July 2008 and September 2008, respectively, and had no financial commitments with respect to those arrangements as of December 31, 2008. The following table sets forth our commitments as of December 31, 2008:

		Advertising
	Office	and Other
	Premises	Commitments	Total
Less than one year	$772,730	$770,451	$1,543,181
1 – 3 years	574,773	—	574,773

Total	$1,347,503	$770,451	$2,117,954

Inflation
The inflation rate in China increased in the first half of 2008 but decreased in the second half of the year. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 1.5%, 4.8% and approximately 5.9% in 2006, 2007 and 2008, respectively. Inflation has had and it may continue to have an impact on the costs of our operations, particular personnel related costs.
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

Foreign Currency Risk
Substantially all of our revenue and expenses are denominated in Renminbi, but a substantial portion of our cash is kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, our cash flows and revenue will be affected by the foreign exchange rate between U.S. dollars and Renminbi. It is possible that the Chinese government may elect to loosen further its current controls over the extent to which the Renminbi is allowed to fluctuate in value in relation to foreign currencies. Our business and the price of our ordinary shares and ADSs could be negatively affected by a revaluation of the Renminbi against the U.S. dollar or by other fluctuations in prevailing Renminbi-U.S. dollar exchange rates. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our cash flows would be reduced which could materially adversely affect our business. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.
In addition, as of the end of 2008, we had a loan receivable denominated in Singapore Dollars (“SGD”). See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions” for further information regarding this loan. The loan is expected to be repaid by October 2009. Should the SGD depreciate against the U.S. dollar at the time of repayment, our cash flow and net income with respect to this loan would be reduced by a foreign exchange loss.
We do not engage in any hedging activities, and we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations. During the year ended December 31, 2008, the foreign currency translation adjustments to our comprehensive income were $2.6 million and the currency loss was $0.1 million, primarily as a result of the Chinese Renminbi appreciating against the U.S. dollar. The following is a sensitivity analysis showing the impact of hypothetical changes in the value of the Renminbi against the U.S. dollar and the SGD against the U.S. dollar as of December 31, 2008 on our results for 2008:

Change in the Value of Chinese Renminbi	Additional Translation Adjustments
against the U.S. Dollar from Actual	to Comprehensive Income	Additional Transaction Gain/(Loss)
Value as of December 31, 2008	($)	($)
2.5% Appreciation	1,028,111	50,410
5% Appreciation	2,056,222	100,821
2.5% Depreciation	(1,028,111)	(50,410)
5% Depreciation	(2,056,222)	(100,821)

Change in the Value of SGD against
the U.S. Dollar from Actual Value	Additional Transaction Gain/(Loss)
as of December 31, 2008	(in thousands)
2.5% Appreciation	(199,592)
5% Appreciation	(399,184)
2.5% Depreciation	199,592
5% Depreciation	399,184

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The names of our current directors and executive officers, their ages and the principal positions with Linktone held by them, as of May 31, 2009, are as follows:
Directors and Officers

Name	Age	Position	Class
Hary Tanoesoedibjo	43	Chairman of our board and Chief Executive Officer	III
Thomas Hubbs (2)	64	Director	I
Felix Ali Chendra (1)	49	Director	III
Muliawan Guptha (1)	40	Director and Chief Strategy Officer	I
Colin Sung	43	Chief Financial Officer and Deputy Chief Executive Officer	n/a

(1)	Member of nominating and compensation committee.

(2)	Member of audit committee.
Our Amended and Restated Memorandum and Articles of Association provide for the division of our board of directors into three classes. Our Class I directors are Thomas Hubbs and Muliawan Guptha and our Class III directors are Hary Tanoesoedibjo and Felix Ali Chendra. Michael Guangxin Li served as our Class II director until his resignation from our company effective May 31, 2009, and we are in the process of evaluating appropriate candidate(s) to fill the vacancy. The current terms of the Class I, II and III directors expire upon the election and qualification of directors at the annual general meetings to be held in 2011, 2009 and 2010, respectively. At each annual general meeting, directors who are elected will serve a three-year term until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company.
Biographical Information
Hary Tanoesoedibjo has served as the Chairman of our board since April 2008 and as our Chief Executive Officer since May 2009. He has been the Chief Executive Officer of MNC since March 2004. Also, he has been the President Commissioner, Group President and Chief Executive Officer, Commissioner, President Commissioner and Commissioner of PT Bhakti Investama Tbk., an investment company in Indonesia, PT Global Mediacom Tbk., a media company in Indonesia, PT Mobile 8 Telecom, a telecommunication company in Indonesia, PT MNC Sky Vision, a satellite television station in Indonesia, and PT Rajawali Citra Televisi, a privately owned television network, since April 2002, April 2002, July 2004, December 2006 and April 2008, respectively. He has been the director of MNC International Ltd. since March 2007. All these companies are affiliates of MNC. He received a Bachelor of Commerce (Honors) degree from Carleton University and a Master of Business Administration degree from Ottawa University.

Thomas Hubbs has served as a director since February 2004. He is the Chief Financial Officer, and was the Chief Operating Officer of Bytemobile, Inc., a Silicon Valley-based mobile technology company, where he has worked since October 2001. From October 1998 to August 2001, he worked at InterWave Communications International, Ltd., a provider of wireless microcellular network equipment, as an Executive Vice President and Chief Financial Officer of the company. He currently serves on the board of directors of DCL Corporation and Provista Software International, Inc. He graduated from Lehigh University with a Bachelor of Science in Business Administration and received a Masters of Business Administration degree from the University of Santa Clara.
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
Muliawan Guptha has served as a director and our Chief Strategy Officer since April 2008 and August 2008, respectively. He has been a director of MNC and MNC International Ltd. since April 2008 and May 2008, respectively. He is the Commissioner of PT Cipta TPI, a television broadcasting company. He was a director, finance and administration director, finance and administration director and finance and technology director of PT Bimantara Citra Tbk., a holding company, PT Global Information Bermutu, a television broadcasting company, PT. Musik Televisi Indonesia, a content provider company, and PT Cipta TPI, respectively. He received a Master of Business Administration degree in Finance from the Oklahoma City University and a Bachelor of Business Administration degree in Marketing from the University of Oklahoma.
Colin Sung has served as our Chief Financial Officer and Deputy Chief Executive Officer since May 2009. He was the Chief Financial Officer and President of China Cablecom Holdings, Ltd., a consolidated cable network operator in China, from February 2008 to March 2009. Prior to that, he had served as our Chief Financial Officer from June 2005 to January 2008 and as a director from February 2007 to January 2008, and thereafter, remained with our company in a consulting capacity for a transition period in order to assist us with the planned strategic investment by MNC. He also served as our acting Chief Executive Officer from February 2006 to April 2006. From June 2004 to April 2005, Mr. Sung served as corporate controller of UTI, United States, Inc., a subsidiary of International Freight Forwarder, which is listed on The Nasdaq Global Market. From August 2001 to May 2004, he was the Vice President of Finance and Corporate Controller of USF Worldwide, Inc., a subsidiary of USFreightways, which is listed on The Nasdaq Global Market and was acquired by GPS Logistics in October 2002. Mr. Sung has a Bachelor of Science degree from William Paterson University and a Masters of Business Administration degree from American Intercontinental University. Mr. Sung is also a certified public accountant in the State of New Jersey.
Hary Tanoesoedibjo, Felix Ali Chendra and Muliawan Guptha were appointed as a result of MNC’s strategic investment in our company, which was completed in April 2008. As of May 31, 2009, MNC held 57.1% of our total outstanding ordinary shares.

B. Compensation
Director Compensation
In 2008, we paid an aggregate of approximately $0.2 million to our non-executive directors. In May 2008, we granted stock options to purchase an aggregate of 40,000 ordinary shares to our non-executive directors for their services rendered in 2006 and 2007 under our 2003 Stock Incentive Plan, or the 2003 Plan. In addition, in August 2008, we granted stock options to purchase an aggregate of 200,000 ordinary shares to our non-executive directors. Relevant information is set forth below:

	Individual Grants
	Ordinary	% of Total
	Shares	Options	Exercise
	Underlying	Granted to	Price per
	Options	Employees in	Ordinary
Name	Granted	Fiscal Year(1)	Shares(2)		Date of Grant	Date of Expiration

Thomas Hubbs	20,000	0.6%	US$	0.212	May 29, 2008	May 28, 2018
	100,000	3.1%	US$	0.146	August 26, 2008	August 25, 2018
Jun Wu (3)	20,000	0.6%	US$	0.212	May 29, 2008	May 28, 2018
	100,000	3.1%	US$	0.146	August 26, 2008	August 25, 2018

(1)
Based on a total of 3,240,000 options granted to our employees in 2008, including options granted to the executive officers, but excluding all options which were granted and terminated in that same year.

(2)	The exercise price per share of options granted represented the fair market value of the underlying ordinary shares on the date the options were granted.

(3)	Mr. Wu resigned as our director effective as of May 15, 2009.
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
Executive Officer Compensation
In 2008, we paid an aggregate of $1.3 million to our executive officers and granted options to purchase an aggregate of 3,000,000 ordinary shares under our 2003 Plan to our chief operating officer and chief financial officer serving in office as of December 31, 2008 (both of whom resigned from our company effective as of May 31, 2009) as set forth below:

Individual Grants
	Ordinary	% of Total
	Shares	Options	Exercise
	Underlying	Granted to	Price per
	Options	Employees in	Ordinary
Name	Granted	Fiscal Year(1)	Shares(2)		Date of Grant	Date of Expiration

Anthony Chia	1,500,000	46.3%	US$	0.212	May 29, 2008	May 28, 2018
Jimmy Lai	1,500,000	46.3%	US$	0.212	May 29, 2008	May 28, 2018

(1)
Based on a total of 3,240,000 options granted to our employees in 2008, including options granted to the executive officers, but excluding all options which were granted and terminated in that same year.

(2)	The exercise price per share of options granted represented the fair market value of the underlying ordinary shares on the date the options were granted.

Employment Agreements
General
We have entered into employment and proprietary rights and information agreements with Muliawan Guptha. The employment agreement with Mr. Guptha has a term of two years, and Mr. Guptha is entitled to severance benefits with the equivalent of three times of his respective monthly base salary except otherwise provided under the PRC law. Effective as of May 31, 2009, Michael Guangxin Li and Jimmy Lai resigned from our company. Our employment, proprietary rights and information and non-competition agreements with them terminated at that time. We are in the process of finalizing employment and related agreements with Hary Tanoesoedibjo as our chief executive director and Colin Sung as our chief financial officer and deputy chief executive officer. We do not have any service contracts with non-executive directors of the Board providing for benefits upon termination of employment.
Proprietary Rights and Information and Non-competition Agreements
Under the proprietary rights and information agreement, Muliawan Guptha agreed, among other things, to assign all rights in company-related inventions to us, and to keep our proprietary information confidential. Under the non-competition agreement, Mr. Guptha is prohibited from directly or indirectly (i) being employed by or participate in the management or operation of any business or entity that is or may be directly competitive with and offering similar products or services as us, for a period of one year after termination of employment for any reason, (ii) soliciting for employment any person who was employed by us during his employment with us, for a period of two years after termination of employment for any reason or (iii) working for any customer or potential customer of ours during his employment with us, for a period of two years after termination of employment for any reason.
Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
Our executive officers did not exercise any stock options in 2008. As of December 31, 2008, exercise price of their outstanding stock options was greater than the market price of the shares.
Summary of Stock Plans
2003 Stock Incentive Plan
Our board of directors and shareholders adopted our 2003 Plan in November 2003. Under the 2003 Plan, we may grant awards (as defined below), including incentive stock options (also known as ISOs) within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, to qualifying plan participants who are located in the U.S. or who are U.S. taxpayers. As of December 31, 2008, our board of directors had authorized the issuance of an aggregate of up to 35,125,745 of our ordinary shares under the 2003 Plan. A general description of the terms of the 2003 Plan is set forth below.

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
Evergreen Provision. The 2003 Plan includes a mechanism for an automatic annual increase in the number of ordinary shares available under the plan equal to the lesser of 2.5% of the total shares outstanding or 15,175,000 ordinary shares. This mechanism is known as an “evergreen provision.” Pursuant to the evergreen provision, as of January 1, 2009 the number of ordinary shares available under the 2003 Plan increased by 10,515,906 shares, resulting in a total of 45,641,651 shares authorized for issuance under the 2003 Plan.

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
During 2008, our board of directors met in person or by phone or passed resolutions by unanimous written consent eight times. All of the directors who were serving in office during 2008 attended at least 75% of all the meetings of our board of directors and its committees on which such director served after becoming a member of our board of directors. We have no specific policy with respect to director attendance at our annual general meetings of shareholders. Our board has determined that two of our directors serving in office as of December 31 2008, namely Thomas Hubbs and Jun Wu, and that one of our directors serving in office as of May 31, 2009, Mr. Hubbs, were “independent” as that term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules. As a “Controlled Company” as defined in the NASDAQ Listing Rules due to the fact that more than 50% of our voting power is held by MNC, we are exempted from the Nasdaq requirement that a majority of our directors qualify as independent directors.
Our board has two committees: the audit committee and the nominating and compensation committee.
During 2008, our audit committee met in person or by phone or passed resolutions by unanimous written consent four times. As of December 31, 2008, the members of our audit committee were Thomas Hubbs (Chairperson) and Jun Wu. As of May 31, 2009, the sole member of our audit committee was Thomas Hubbs. Muliawan Guptha has been designated as an observer to our audit committee. Our audit committee is composed solely of non-employee director, as such term is defined in Rule 16b-3 under the Exchange Act, and our board of directors has determined that the member of our audit committee is “independent” as that term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules. Our board has further determined that Mr. Hubbs is an “audit committee financial expert” as defined by applicable rules of the SEC.

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
In 2008, our nominating and compensation committee held meetings or passed resolutions by unanimous written consent five times. As of December 31, 2008, the members of our nominating and compensation committee were Felix Ali Chendra (Chairperson), Muliawan Guptha and Jun Wu. As of May 31, 2009, the members of our nominating and compensation committee were Felix Ali Chendra and Muliawan Guptha. The functions of our nominating and compensation committee are to monitor the size and composition of our board of directors and consider and make recommendations to our board of directors with respect to the nomination or election of directors. Our nominating and compensation committee will consider and make recommendations to our board of directors regarding any shareholder recommendations for candidates to serve on our board of directors. Our nominating and compensation committee will review periodically whether a more formal policy should be adopted. Shareholders wishing to recommend candidates for consideration by our nominating and compensation committee may do so by writing to the Vice President of Legal Affairs of Linktone Ltd. at 7/F, Building 1, Landmark Towers, 8 North East Third Ring Road, Chao Yang District, Beijing 100004, People’s Republic of China, providing the candidate’s name, biographical data and qualifications, a document indicating the candidate’s willingness to act if elected, and evidence of the nominating shareholder’s ownership of our company’s ordinary shares or ADSs at least 120 days prior to the next annual general meeting to assure time for meaningful consideration by our nominating and compensation committee. There are no differences in the manner in which our nominating and compensation committee evaluates nominees for director based on whether the nominee is recommended by a shareholder. We currently do not pay any third party to identify or assist in identifying or evaluating potential nominees. This committee also reviews and makes recommendations to our board regarding our compensation policies and all forms of compensation, including annual salary and bonuses, to be provided to our executive officers and directors and reviews stock compensation arrangements for all of our other employees.
No interlocking relationships have existed between our board of directors or nominating and compensation committee and the board of directors or compensation committee of any other company.
D. Employees
As of December 31, 2006, 2007 and 2008, we had 624, 380 and 299 full-time employees, respectively.
The following table summarizes the functional distribution of our full-time employees as of December 31, 2006, 2007 and 2008:

	As of December 31,
Department	2006	2007	2008
Business Development	6	5	9
Customer Research	4	1	3
Customer Service	48	28	31
Finance	27	24	28
Human Resources	8	7	7
Investor Relations	1	1	1
Legal and Administrative	21	22	17
Sales and Marketing	182	90	71
Product Development	217	71	78
Technical Support	110	49	52

Continuing operations	624	298	297
Discontinued operations (1)	—	82	2

Total	624	380	299

(1)
Discontinued operations represents our advertising business (including our cross-media business) which was terminated in the third quarter of 2008. The remaining employees in this business as of December 31, 2008 were focused on collecting certain account receivables related to that business.

Our product development and other departments also included five part-time staff as of December 31, 2008.
None of our personnel are represented under collective bargaining agreements. We consider our relations with our employees to be good.
E. Share Ownership
The following table sets forth certain information known to us with respect to the beneficial ownership as of May 31, 2009 by:
•	all persons who are beneficial owners of five percent or more of our ordinary shares,

•	our current executive officers and directors, and

•	all current directors and executive officers as a group.
As of May 31, 2009, 420,636,221 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. To our knowledge and unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them as of May 31, 2009:

	Number of Ordinary Shares
	Beneficially Owned
Name and Address of Beneficial Owners	Number	Percentage
5% or more shareholders
MNC International Limited (1)	240,000,000	57.1%
Merry Asia Limited (2)	22,786,130	5.4%

Executive Officers, Directors and Director Nominees (3)
Hary Tanoesoedibjo (1)	240,000,000	57.1%
Thomas Hubbs (4)	230,000	*
Colin Sung	—	—
Felix Ali Chendra	—	—
Muliawan Guptha	—	—

*	Less than 1%

(1)
Represents ordinary shares held by MNC International Limited, which is an integrated media company in Indonesia and an indirect wholly-owned subsidiary of MNC. Hary Tanoesoedibjo is the Chief Executive Officer of MNC and a director of MNC International Limited and he disclaims beneficial ownership of these ordinary shares. The address of MNC International Limited is Menara Kebon Sirih, JL Kebon Sirih 17-19, Jakarta 10340, Indonesia.

(2)
Merry Asia Limited is a British Virgin Islands company which is 100% owned by a former director of our company, Jun Wu. Its address is 18A1 Han Wei Plaza, 7 Guanghua Road, Chao Yang District, Beijing, 100004, People’s Republic of China.

(3)
The address of our current executive officers and directors is c/o Linktone Ltd., 7/F, Building 1, Landmark Towers, 8 North East Third Ring Road, Chao Yang District, Beijing 100004, People’s Republic of China.

(4)
Includes 90,000 ordinary shares held by the Hubbs Family Trust, a revocable family trust, of which Mr. Hubbs and his spouse, Helen K. Hubbs, are the trustees. Also includes stock options to acquire an aggregate of 140,000 ordinary shares which are exercisable within 60 days of May 31, 2009. The options have the following features: (i) 33,333 of the options have an exercise price of $1.40 per ordinary share and an expiration date of March 3, 2014; (ii) 86,667 of the options have an exercise price of $1.018 per ordinary share and an expiration date of December 1, 2015; and (iii) 20,000 of the options have an exercise price of $0.212 per ordinary share and an expiration date of May 28, 2018.

As of May 31, 2009, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.
As of May 31, 2009, approximately 940,733 of our ordinary shares were held by 18 U.S. holders of record, excluding shares held by our ADS depositary bank, JPMorgan Chase Bank, N.A., on behalf of our ADS holders. JPMorgan Chase Bank, N.A. has advised us that as of that date, 23,730,576 ADSs representing 237,305,760 ordinary shares were held of record by the depositary. We have no further information as to ordinary shares held, or beneficially owned, by U.S. persons.
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
Our primary internal source of funds is dividend payments from Linktone Consulting, Huitong, Linktone Internet, Linktone Software, Wang You, Ruida and Xintong. However, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, Linktone Consulting, Huitong, Linktone Internet, Linktone Software, Wang You, Ruida and Xintong are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. Dividends paid to us by Brilliant and Beijing Ojava, which were incorporated in the British Virgin Islands and Noveltech and Linktone Media, which were incorporated in Hong Kong, are not subject to tax.
In October 2008, we entered into a loan agreement in the principal amount of SGD11.5 million (or approximately $8.0 million calculated at the exchange rate of SGD1.44: $1 as reported by International Monetary Fund as of December 31, 2008) to GLD Investments Pte. Ltd., a limited liability company incorporated in Singapore which is 10.0% owned by Hary Tanoesoedibjo, one of the directors of our board and our chief executive officer. Pursuant to the loan agreement between our company and GLD, the loan bears an interest rate of 4.0% per annum. Interest income receivable as of December 31, 2008 amounted to approximately $0.06 million. The loan is due for payment no later than 12 months from the date the loan was received by GLD (“loan period”). During the loan period, the loan is secured by a pledge of a piece of real property in Singapore owned by GLD, and additionally our company has an option to convert part of the loan amount into 49.0% of the outstanding shares of GLD at par value. The conversion price of the 49.0% shareholding is fixed at SGD3,626,000. If converted, the loan balance after deducting the amount converted into shares will be repaid at the end of the loan period. As of May 31, 2009, the principal amount of the loan outstanding was SGD11.5 million (approximately $8.0 million).
C. Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
See Item 18. “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.
A.7 Legal Proceedings
We are currently a party to the following legal proceedings:
In June 2006, Shenzhen Tencent Computer System Co., Ltd., or Tencent, which operates an instant messaging service platform QQ, filed a lawsuit against Weilan and Linktone Consulting alleging infringement of intellectual property rights of QQ and unfair competition and claiming damages of $0.6 million from us. We launched a platform called “iliao” or “ichat” in 2005 which Tencent claimed to be similar to its QQ. Our “iliao” platform was licensed from ACL Wireless Co., Ltd., or ACL, and we paid ACL certain monthly license fees. Based on advice from PRC legal counsel, our management believes that it is reasonably possible that we could incur a loss with respect to this litigation, whether through reaching a final judgment on the merits or through settlement. However, as of the date of the report, it is not possible to estimate the range of such loss, if any. Accordingly, no provision has been made as of December 31, 2008. This lawsuit is still in the preliminary stages. Our management believes that the result of this litigation would not have a material adverse effect on our business or results of operations.

In December 2006, Yuan Hang filed a lawsuit against Tencent for infringement of its registered trademarks for two of its most popular casual games, “Wa Ken” and “Bao Huang,” claiming damages of $0.7 million. Yuan Hang registered these trademarks in September 2003, and the lawsuit alleges similar games with the same names and trademarks appeared in the QQ game Internet portal in February 2005. A court in Shanxi province of the PRC ruled in favor of Tencent in a hearing held in August 2007. Yuan Hang appealed against this ruling and a second hearing on the matter was held in November 2007. Yuan Hang received the final verdict in June 2009 from High People’s Court of Shanxi Province which upheld the original verdict. All legal costs related to this lawsuit have been recorded in our accounts.
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
B. Significant Changes
See Item 18. “Financial Statements” for information regarding significant changes to us since December 31, 2008.
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

	Price Per ADS (US$)
	High	Low
Annual highs and lows
2004 (March 4, 2004 through December 31, 2004)	$19.50	$5.91
2005	$11.57	$6.00
2006	$10.92	$3.56
2007	$5.40	$2.03
2008	$3.58	$0.57

Quarterly highs and lows
First Quarter 2007	$5.40	$3.23
Second Quarter 2007	$3.75	$2.60
Third Quarter 2007	$4.40	$2.03
Fourth Quarter2007	$4.15	$2.41
First Quarter 2008	$3.58	$2.62
Second Quarter 2008	$2.76	$1.70
Third Quarter 2008	$1.89	$1.40
Fourth Quarter 2008	$1.43	$0.57
First Quarter 2009	$1.66	$1.01

Monthly highs and lows
December 2008	$1.28	$0.70
January 2009	$1.32	$1.05
February 2009	$1.29	$1.01
March 2009	$1.66	$1.08
April 2009	$1.68	$1.40
May 2009	$1.94	$1.79

Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law. The following are summaries of material provisions of our new amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.
Directors
Interested Transactions. A director may vote in respect of any contract or transaction in which he is interested, provided however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof that a director is a shareholder of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction.
Remuneration and Borrowing. The directors may determine remuneration to be paid to the directors, including in the absence of an independent quorum. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any of our debts, liabilities, or obligations or those of any third party.
Qualifications. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.
Classes of Directors. The directors will be divided into three classes, as nearly equal in number as the then total number of directors permits. At our annual general meeting of shareholders in 2004, directors designated as Class I directors will be elected for a one-year term, directors designated as Class II for a two-year term and directors designated as Class III for a three-year term. At each succeeding annual general meeting of shareholders beginning in 2005, successors to the class of directors whose terms expire at that meeting shall be elected for a three-year term.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional directors of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director.
Nonetheless, whenever the holders of preferred shares have the right, voting separately as a class, to elect directors, the election, term of office, filling of vacancies and other features of directorships will be governed by the applicable terms of our articles of association and the rights attaching to those preferred shares.
These board provisions could make it more difficult for third parties to gain control of our company by making it difficult to replace members of the board.
Rights, Preferences and Restrictions of our Ordinary Shares
General. All of our outstanding ordinary shares are fully paid and nonassessable. Certificates representing our ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.
Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors.
Voting Rights. Each ordinary share is entitled to one vote on all matters upon which our ordinary shares are entitled to vote, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by our Chairman or any other shareholder present in person or by proxy. A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our outstanding shares entitled to vote at the meeting present in person or by proxy.
Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to our ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to our ordinary shares. A special resolution is required for matters such as a change of name. Holders of our ordinary shares may by ordinary resolution, among other things, elect directors, appoint auditors, and make changes in the amount of our authorized share capital.
Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of our ordinary shares) assets available for distribution among the holders of our ordinary shares shall be distributed among the holders of our ordinary shares pro rata. If the assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.
Calls on our Ordinary Shares and Forfeiture of our Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Our ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of our Ordinary Shares. We may issue shares that are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as we may, before the issue of the shares, determine by special resolution.
Preferred Shares
Our amended and restated memorandum and articles of association provide for the authorization of preferred shares. The preferred shares may be issued from time to time at the discretion of the board of directors without shareholder approval. The board of directors is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the dividend rate, the redemption provisions, conversion provisions, liquidation preference and other rights and privileges not in conflict with our amended and restated memorandum and articles of association. We have no immediate plans to issue any preferred shares. The issuance of any of our preferred shares could provide needed flexibility in connection with possible acquisitions and other corporate purposes. However, the issuance could also make it more difficult for a third party to acquire a majority of our outstanding voting shares or discourage an attempt to gain control of us. In addition, the board of directors, without shareholder approval, can issue preferred shares with voting and conversion rights which could adversely affect the voting power and other rights of the holders of ordinary shares. These preferred shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
Variations of Rights of Shares
All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
General Meetings of Shareholders
The directors may whenever they think fit, and they shall on the requisition of our shareholders holding at the date of the deposit of the requisition not less than one-tenth of our paid-up capital as at the date of the deposit carries the right of voting at our general meetings, proceed to convene a general meeting of our Company. If the directors do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of such 21 days. Advance notice of at least five days is required for the convening of the annual general meeting and other shareholders meetings.
Limitations on the Right to Own Shares
There are no limitations on the right to own our shares.
Limitations on Transfer of Shares
There are no provisions in our amended and restated memorandum or articles of association that would have an effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring.

Disclosure of Shareholder Ownership
There are no provisions in our amended and restated memorandum or articles of association governing the ownership threshold above which shareholder ownership must be disclosed.
Changes in Capital
We may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe. The new shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in the original share capital. We may by ordinary resolution:
(a)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(b)
sub-divide our existing shares, or any of them into shares of smaller amount than is fixed by our amended and restated memorandum of association, subject nevertheless to the provisions of Section 12 of the Companies Law; or

(c)	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.
We may by special resolution reduce our share capital and any capital redemption reserve fund in any manner authorized by law.
Differences in Corporate Law
The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements. New provisions of the Companies Law to regulate the merger and consolidation of companies have recently been approved by the legislature and came into effect on May 11, 2009. The Companies (Amendment) Law, 2009, or the Amendment, introduces a new Part XVA of the Companies Law which allows for the merger and consolidation of companies. A “merger” involves the merging of two or more constituent companies whereby one of such companies is the surviving company. A “consolidation” involves the combination of two or more constituent companies into a consolidated company. Upon the merger or consolidation taking effect, all rights and property of each of the constituent companies immediately vest in the surviving or consolidated company and the surviving or consolidated company assumes all obligations of each of the constituent companies. The Amendment also provides for continuation of any existing claims, causes or proceedings.

The new merger and consolidation provisions sit alongside the existing scheme of arrangement provisions in the Companies Law. The scheme of arrangement mechanism which requires (among other things) court approval will remain relevant for more complicated combinations where the surviving company is to be a foreign corporation. Such arrangement facilitates the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it satisfies itself that:
•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.
When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.
If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits. Our Cayman Islands counsel is not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which could be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:
•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected only if authorized by more than a simple majority vote;

•	the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

•	those who control the company are perpetrating a “fraud on the minority.”
Indemnification. Cayman Islands law does not (other than as set forth hereafter) limit the extent to which a company’s organizational documents may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.
C. Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on the Company” and Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions” or elsewhere in this annual report.

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
Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (as amended on January 14, 1997 and further amended on August 5, 2008) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996, or the Regulations, conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and board resolutions declaring the distribution of the dividend and payment of profits. Conversion of Renminbi into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans and security investment, is still subject to the approval of SAFE, in each such transaction.
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
Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration IC cards for foreign investment enterprises.” With such foreign exchange registration IC cards (which are granted to foreign investment enterprises upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis) or with the foreign exchange sales notices from the SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.
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
These new regulations require PRC residents to file with the competent SAFE offices information about offshore companies in which they have directly or indirectly invested (including with respect to investments already made as of the inception of the new regulation) and to make follow-up filings in connection with certain material transaction involving such offshore companies, such as mergers or acquisitions, capital increases or decreases, and external equity investments or equity transfers. For additional information on the new SAFE regulations and the related risks to our company, see Item 3.D. “Risk Factors — Risks Related to Doing Business in China — Chinese regulations relating to acquisitions of Chinese companies by foreign entities may limit our ability to acquire Chinese companies and adversely affect the implementation of our acquisition strategy as well as our business and prospects.”

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
Cayman Islands Taxation
There is, at present, no direct taxation in the Cayman Islands, and interest, dividends and gains payable to our company will be received free of all Cayman Islands taxes. We are registered as an “exempted company” pursuant to the Companies Law. We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of twenty years from such date, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation, or any tax in the nature of estate duty or inheritance tax, will apply to any property comprised in or any income arising under our company, or to the Shareholders thereof, in respect of any such property or income. There are no exchange control regulations or currency restrictions in the Cayman Islands.
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
This discussion does not address state, local, or foreign tax consequences of the ownership and disposition of ordinary shares or ADSs. (See “— Cayman Islands Taxation” above.) The United States does not have an income tax treaty with the Cayman Islands.
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
ADSs
As relates to the ADSs, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.
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

TAXATION OF U.S. HOLDERS
Passive Foreign Investment Company
We generally will be a PFIC under Section 1297 of the Code if, for a taxable year, either (a) 75% or more of our gross income for such taxable year is passive income, or the income test, or (b) 50% or more of the average percentage, generally determined by fair market value, of our assets during such taxable year either produce passive income or are held for the production of passive income, or the asset test. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.
Certain “look through” rules apply for purposes of the income and asset tests described above. If we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we generally will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income. In addition, passive income does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to income of such related person that is not passive income.
We believe that we were a PFIC for taxable years 2006, 2007 and 2008, and may be classified as a PFIC for the current taxable year of 2009. Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change. In addition, in valuing our assets, we have made a number of assumptions which we believe are reasonable. However, it is possible that the IRS may disagree with these assumptions, which may affect the determination of whether we are a PFIC in a given year. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will or will not be a PFIC for the current or any future taxable year.
Default PFIC Rules under Section 1291 of the Code. If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds ordinary shares or ADS, regardless of whether we actually continue to be a PFIC. Since we believe that we were a PFIC for 2006, 2007 and 2008, if you held ordinary shares or ADSs in 2006, 2007 or 2008, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ordinary shares or ADSs. Even if you only began holding ordinary shares or ADSs in the current taxable year of 2009, if it turns out that we are a PFIC for 2009, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ordinary shares or ADSs. You may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default tax rules of Section 1291 of the Code discussed above) as if your ordinary shares or ADSs had been sold on the last day of the last taxable year for which we were a PFIC.
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
If we are a PFIC in any year with respect to you, you will be required to file an annual return on IRS Form 8621 regarding distributions received on ordinary shares or ADSs and any gain realized on the disposition of ordinary shares or ADSs. Since we believe that we were a PFIC for 2008, if you held ordinary shares or ADSs in 2008, you are required to file IRS Form 8621 for 2008 and for all succeeding years during which we continue to be treated as a PFIC with respect to you. Alternatively, even if you only began holding ordinary shares or ADSs in the current taxable year of 2009, if it turns out that we are a PFIC for 2009, you will be required to file IRS Form 8621 for 2009 and for all succeeding years during which we continue to be treated as a PFIC with respect to you.
QEF Election. If you own (or owned) ordinary shares or ADSs while we are (or were) a PFIC and you make a QEF Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Instead, you will be subject to current U.S. federal income tax on your pro rata share of our ordinary earnings and net capital gain, regardless of whether such amounts are actually distributed to you by us. However, you can make a QEF Election only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

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
If you own (or owned) ordinary shares or ADSs while we are (or were) a PFIC and you make a Mark-to-Market Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Rather, you generally will be required to recognize ordinary income for any increase in the fair market value of the ADSs for each taxable year that we are a PFIC. You will also be allowed to deduct as an ordinary loss any decrease in the fair market value to the extent of net marked-to-market gain previously included in prior years. Your adjusted tax basis in the ADSs will be adjusted to reflect the amount included or deducted.
The Mark-to-Market Election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless our ADSs cease to be marketable stock or the IRS consents to the revocation of the election. You should consult your own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.
One or more of our subsidiaries may also be classified as PFICs now or in the future, and furthermore, we or one or more of our subsidiaries may invest in the equity of other foreign corporations that are PFICs. In such cases, U.S. Holders will be subject to the PFIC rules with respect to their indirect ownership interests in such PFICs. U.S. Holders will not be able to make a QEF Election or a Mark-to-Market Election with respect to any of our subsidiaries that are PFICs, and there can be no assurance that U.S. Holders will be able to make such elections with respect to any other PFICs in which we or one or more of our subsidiaries invests.
Since the PFIC rules are complex, you should consult your own tax advisor regarding them and how they may affect the U.S. federal income tax consequences of the ownership and disposition of ordinary shares or ADSs.
U.S. Federal Income Tax Consequences if We are not Treated as a PFIC
The discussion in “— Distributions on Ordinary Shares or ADSs” and “— Dispositions of Ordinary Shares or ADSs” below describes the applicable U.S. federal income tax consequences to a U.S. holder in the event that that we are not treated as a PFIC for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see the discussion in “— Passive Foreign Investment Company” above.
Distributions on Ordinary Shares or ADSs
General. Subject to the discussion in “— Passive Foreign Investment Company” above, if you actually or constructively receive a distribution on ordinary shares or ADSs, you must include the distribution in gross income as a taxable dividend on the date of your (or in the case of ADSs, the depositary’s) receipt of the distribution, but only to the extent of our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles. Such amount must be included without reduction for any foreign tax withheld. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations with respect to dividends received from certain domestic corporations. Dividends paid by us may or may not be eligible for preferential rates applicable to qualified dividend income, as described below.

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
Qualified Dividend Income. With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), for taxable years beginning before January 1, 2011, dividends that are treated as qualified dividend income (“QDI”) are taxable at a maximum tax rate of 15%. However, we believe that we were a PFIC in 2008 and may be a PFIC for the current taxable year of 2009, and as a result, dividends paid by us will likely not be treated as QDI.
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
Special rules may apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return).
Since the rules governing foreign tax credits are complex, you should consult your own tax advisor regarding the availability of foreign tax credits in your particular circumstances.
The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Accordingly, the creditability of foreign taxes could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.
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
TAXATION OF NON-U.S. HOLDERS
Distributions on Ordinary Shares or ADSs
Subject to the discussion in “— Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on distributions received on ordinary shares or ADSs, unless the distributions are effectively connected with your conduct of a trade or business in the United States (and, if an applicable income tax treaty so requires, attributable to a permanent establishment that you maintain in the United States).
If distributions are effectively connected with a U.S. trade or business (and, if applicable, attributable to a U.S. permanent establishment), you generally will be subject to tax on such distributions in the same manner as a U.S. Holder, as described in “— Taxation of U.S. Holders — Distributions on Ordinary Shares or ADSs” above. In addition, any such distributions received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
Dispositions of Ordinary Shares or ADSs
Subject to the discussion in “— Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on any gain recognized on a sale or other taxable disposition of ordinary shares or ADSs, unless (i) the gain is effectively connected with your conduct of a trade or business in the United States (and, if an applicable income tax treaty so requires, attributable to a permanent establishment that you maintain in the United States), or (ii) you are an individual and are present in the United States for at least 183 days in the taxable year of the disposition, and certain other conditions are met.
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
We are incorporated in the Cayman Islands due to the following benefits found there:
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

The Cayman Islands court must also be satisfied that the judgment was not obtained by fraud and the proceedings in which the judgment was obtained were not contrary to natural justice and the judgment is final and conclusive on the merits. The usual procedure for enforcement of a foreign judgment is to commence proceedings on the judgment.
Our counsel as to Cayman Islands law has further advised us that the courts of the Cayman Islands would not entertain original actions brought in the Cayman Islands against us or our directors or officers which only relate to the securities laws of the United States or any state in the United States. An original action brought in the Cayman Islands must give rise to a cause of action in the Cayman Islands (whether pursuant to Cayman Islands statutes or the common law).
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
Our counsel as to Chinese law has advised us further that the recognition and enforcement of foreign judgments are provided for under Chinese Civil Procedures Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedures Law based either on treaties between China and the country or region where the judgment is made or on reciprocity between jurisdictions.
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
In accordance with Rule 5250(d) of the NASDAQ Listing Rules, we will post this annual report on our website at http://www.linktone.com/sec_filings.jsp. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.
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
Item 15. Controls and Procedures
Evaluation of Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the fiscal year covered by this annual report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2008, our disclosure controls and procedures were effective. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting based on criteria established in the Internal Control-integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.
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
Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Mr. Thomas Hubbs qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC and that Mr. Hubbs is “independent” as that term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules.
Item 16B. Code of Ethics
We have adopted a Code of Business Conduct which applies to our employees, officers and non-employee directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC, and has been included as Exhibit 11.1 to our annual report on Form 20-F for the year ended December 31, 2005.
The Code of Business Conduct is available on our website at www.linktone.com/governance.jsp. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public. Copies of the Code of Business Conduct will be provided to any shareholder upon written request to the Vice President of Legal Affairs of Linktone Ltd., 27/F, Building 1, Landmark Towers, 8 North East Third Ring Road, Chao Yang District, Beijing 100004, People’s Republic of China.

Item 16C. Principal Accountant Fees and Services
Disclosure of Fees Charged by Independent Accountants
The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC Zhong Tian”) (our independent accountants from the fourth quarter of 2000 until July 2008) and Grant Thornton (our independent accountants from September 2008 until the present time) for certain services rendered to our company during 2007 and 2008:

	For the year ended December 31,
	2007	2008
Audit fees (1)	$800,885	$683,374
Audit-related fees (2)	—	—
Tax-related fees (3)	—	91,511
Other fees (4)	—	7,763

(1)
“Audit fees” means the aggregate fees charged in each of the fiscal years listed for our calendar year audits and reviews of financial statements. In 2008, the audit fees billed by Grant Thornton, our independent accountants for the fiscal year ended December 31, 2008 amounted to $161,508. The audit fees billed in 2008 by PwC Zhong Tian, our former independent accountant, for the fiscal year ended December 31, 2007 amounted to $521,866.

(2)
“Audit-related fees” means the aggregate fees charged in each of the fiscal years listed for professional services related to the audit of our financial statements that are not reported under “Audit fees” and consultation on accounting standards or transactions.

(3)	“Tax-related fees” means the aggregate fees charged by PwC Zhong Tian for professional services rendered for tax compliance, tax advisor and tax planning (domestic and international).

(4)	“Other fees” means fees for advisory services charged by PwC Zhong Tian in connection with the handling of certain SEC comments we received.
Audit Committee Pre-approval Policies and Procedures
Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by our independent accountants before that firm is retained for such services. The pre-approval procedures are as follows:
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
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
We are an exempted company incorporated in the Cayman Islands and our ADSs have been listed on the Nasdaq Global Market since March 4, 2004. The significant differences between our corporate governance practices and those followed by U.S. domestic companies are as follows.
Rule 5605 of the NASDAQ Listing Rules requires that a majority of the board of directors be independent directors as defined in Rule 5605(a)(2). As of December 31, 2008, our board of directors consisted of six directors, only two of which (namely Thomas Hubbs and Jun Wu) were determined by our board to be “independent” under Rule 5605(a)(2). Our board of directors currently consists of four directors, only one of which (Thomas Hubbs) is determined by our board to be “independent” under Rule 5605(a)(2). This is because we are exempted from the Nasdaq requirement as a “Controlled Company” as defined in Rule 5615 due to the fact that more than 50% of our voting power is held by MNC.
Rule 5605 of the NASDAQ Listing Rules requires that the audit committee of an issuer is comprised of at least three members and that all members of the audit committee and the nominating and compensation committee are independent directors. As of December 31, 2008, we had an audit committee with two members, and only two members of our nominating and compensation committee were independent directors. Our audit committee currently has one member (Thomas Hubbs). Neither one of the two members of our current nominating and compensation committee is an independent director. This home country practice of ours differs from the requirements of the NASDAQ Listing Rules in these areas because there are no specific requirements under Cayman Islands law on the composition of audit committee, nominating committee and compensation committee.
In addition, Rule 5620(a) of the NASDAQ Listing Rules requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the fiscal year-end, except that foreign private issuer like us may follow “home country practice.” Our counsel as to Cayman Islands law has advised us that we are not required under Cayman Islands law to hold an annual meeting every year. We did not hold an annual meeting of the shareholders in 2007.
PART III
Item 17. Financial Statements
The Company has elected to provide financial statements pursuant to Item 18.
Item 18. Financial Statements
The consolidated financial statements for Linktone Ltd., its subsidiaries and its affiliated entities are included at the end of this annual report.

Item 19. Exhibits

1.1
Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 1.1 to Amendment No.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on July 17, 2007).

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

4.6
Translation of Domain Name License Agreement dated as of November 27, 2003 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Unilink Computer Co., Ltd. (incorporated by reference to Exhibit 10.33 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

4.7
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

4.11
Acquisition Agreement dated as of November 28, 2007 between PT Media Nusantara Citra Tbk and Linktone Ltd. (incorporated by reference to Exhibit B to the Solicitation /Recommendation Statement on Schedule 14D-9 filed with the SEC on December 21, 2007).

4.12
Amendment to the Acquisition Agreement dated as of December 19, 2007 between PT Media Nusantara Citra Tbk and Linktone Ltd. (incorporated by reference to Exhibit C to the Solicitation /Recommendation Statement on Schedule 14D-9 filed with the SEC on December 21, 2007).

4.13
Translation of Equity Interests Pledge Agreement dated May 12, 2006 between Shanghai Linktone Consulting Co., Ltd. and Yao Baoxin (incorporated by reference to Exhibit 4.48 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.14
Translation of Equity Interests Pledge Agreement dated October 16, 2006 between Shanghai Linktone Consulting Co., Ltd. and Wang Wenlei (incorporated by reference to Exhibit 4.49 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.15
Translation of Contract Relating to the Exclusive Purchase Right of Equity Interest dated May 12, 2006 among Shanghai Weilan Computer Co., Ltd., Linktone Ltd. and Yao Baoxin (incorporated by reference to Exhibit 4.50 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.16
Translation of Contract Relating to the Exclusive Purchase Right of Equity Interest dated October 16, 2006 among Shanghai Weilan Computer Co., Ltd., Linktone Ltd. and Wang Wenlei (incorporated by reference to Exhibit 4.51 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.17
Translation of Loan Agreement dated May 12, 2006 between Linktone Ltd. and Yao Baoxin (incorporated by reference to Exhibit 4.52 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.18
Translation of Loan Agreement dated October 16, 2006 between Linktone Ltd. and Wang Wenlei (incorporated by reference to Exhibit 4.53 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.19
Translation of Operating Agreement dated October 16, 2006 among Shanghai Linktone Consulting Co., Ltd., Shanghai Weilan Computer Co., Ltd., Wang Wenlei and Yao Baoxin (incorporated by reference to Exhibit 4.54 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.20
Translation of Power of Attorney made by Yao Baoxin on May 12, 2006 (incorporated by reference to Exhibit 4.55 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.21
Translation of Power of Attorney made by Wang Wenlei on October 16, 2006 (incorporated by reference to Exhibit 4.56 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.22
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

4.23	Translation of Agreement on Aftermath of the Cooperation dated February 4, 2009 between Tianjin TV Satellite Channel and Shanghai Lang Yi Advertising Co., Ltd.

4.24
Summary of Key Terms in Cooperation Framework Agreement dated October 25, 2006 between Youth League Internet, Film and Television Center and Beijing Lian Fei Wireless Communication Technology Co., Ltd. (incorporated by reference to Exhibit 4.72 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.25
Summary of Key Terms in Exclusive Advertisement Agency Agreement dated October 26, 2006 between Youth League Internet, Film and Television Center and Shanghai Ling Yu Culture Communication Co., Ltd. (incorporated by reference to Exhibit 4.73 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.26
Translation of Agreement on Termination of Qinghai Satellite TV Project dated July 30, 2008 among CCYL Central Network Film and TV Center, Beijing Lianfei Wireless Communication Technology Co., Ltd. and Shanghai Lingyu Culture and Communication Co., Ltd.

4.27
Translation of Cooperative Agreement on Voice Magazine Service for the period from November 1, 2007 to October 31, 2008 between China Mobile Group Beijing Co., Ltd and Shanghai Weilan Computer Co., Ltd.

4.28
Translation of Cooperative Agreement on Voice Magazine Service for the period from November 1, 2008 to October 31, 2009 between China Mobile Group Beijing Co., Ltd and Shanghai Weilan Computer Co., Ltd.

4.29
Translation of Cooperation Agreement on Promotion of Wireless Value-added Service dated October 8, 2007 between Beijing SingSung Media Technology Co., Ltd. and Shanghai Linktone Internet Technology Co., Ltd. (incorporated by reference to Exhibit 4.71 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 30, 2008).

4.30	Translation of Exclusive Consulting and Services Agreement dated January 1, 2007 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd.

4.31
Translation of Supplementary Agreement dated January 1, 2008 to Exclusive Consulting and Services Agreement dated January 1, 2007 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd.

4.32	Translation of Software License Agreement dated March 1, 2007 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (PETS Cellphone Games Software).

4.33	Translation of Software License Agreement dated January 1, 2008 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (Short Messaging Platform System Software V1.0).

4.34
Translation of Software License Agreement dated March 1, 2007 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (IVR Background Operating Software System V1.0).

4.35	Translation of Software License Agreement dated January 1, 2008 between Shanghai Huitong Information Co., Ltd. and Shanghai Qimingxing E-commerce Co., Ltd. (Jiayou cellphone game software V1.0).

4.36	Loan agreement dated October 10, 2008 between Linktone Ltd. and GLD Investments Pte. Ltd.

8.1	Significant Subsidiaries.

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2005).

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Grant Thornton, Independent Registered Public Accounting Firm.

15.2	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm.

15.3	Consent of Walkers.

15.4	Consent of Jun He Law Offices.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LINKTONE LTD.
By:	/s/ Hary Tanoesoedibjo
Hary Tanoesoedibjo
Chief Executive Officer

Date: June 19, 2009

LINKTONE LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Linktone Ltd.
We have audited the accompanying consolidated balance sheet of Linktone Ltd. (a Cayman Islands corporation) and subsidiaries as of December 31, 2008, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Linktone Ltd. and subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
/s/ Grant Thornton
Grant Thornton
Hong Kong, SAR
June 19, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF LINKTONE LTD.
In our opinion, the consolidated balance sheet as of December 31, 2007 and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flow for each of two years in the period ended December 31, 2007 present fairly, in all material respects, the financial position of Linktone Ltd. and its subsidiaries at December 31, 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As disclosed in Note 4(k) to the consolidated financial statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No.109, Accounting for Income Taxes.
As discussed in Note 5 to the consolidated financial statements, the accompanying 2006 and 2007 consolidated financial statements have been retrospectively adjusted for the discontinued operations in 2008.
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, People’s Republic of China
June 30, 2008, except for the effects of the discontinued operations as discussed in note 5 to which the date is June 19, 2009

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)

		As of December 31,
	Note	2007	2008

Assets
Current assets:
Cash and cash equivalents	8	$39,325,584	$81,593,823
Restricted cash		320,938	—
Short term investments	9	2,315,334	14,372,646
Accounts receivable, net	10	10,164,756	15,245,030
Tax refund receivable	11	710,683	1,240,718
Loan receivable from a related party	12	—	7,984,450
Deposits and other current assets (including an interest income receivable from a related party of $64,773 as of December 31, 2008)	13	12,772,061	5,106,901
Deferred tax assets	22	1,161,652	1,479,554

Total current assets		66,771,008	127,023,122
Property and equipment, net	14	2,258,814	1,031,543
Intangible assets, net	15	1,691,554	171,238
Goodwill	7	14,611,620	14,584,212
Deferred tax assets	22	608,676	116,235
Other long term assets	16	4,403,266	476,368

Total assets		$90,344,938	$143,402,718

Liabilities and shareholders’ equity
Current liabilities:
Taxes payable	17	$2,774,827	$4,097,447
Accounts payable, accrued liabilities and other payables	18	9,273,532	10,796,440
Deferred revenue		857,812	210,833
Deferred tax liabilities	22	644,958	87,947

Total current liabilities		13,551,129	15,192,667

Total liabilities		13,551,129	15,192,667

Commitments and contingencies	25
Minority interests		108,066	—
Shareholders’ equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 240,291,330 and 420,636,230 shares issued and outstanding as of December 31, 2007 and December 31, 2008)	23	24,029	42,063
Additional paid-in capital	23	72,202,172	137,560,175
Statutory reserves	21	2,360,408	2,466,165
Accumulated other comprehensive income
Cumulative translation adjustments		4,717,115	7,363,186
Accumulated losses		(2,617,981)	(19,221,538)

Total shareholders’ equity		76,685,743	128,210,051

Total liabilities and shareholders’ equity		$90,344,938	$143,402,718

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except per share data)

		For the year ended December 31,
	Note	2006	2007	2008

Gross revenues	19	$79,507,654	$49,714,795	$67,025,802
Sales tax		(3,280,012)	(1,751,517)	(2,520,119)

Net revenues		76,227,642	47,963,278	64,505,683
Cost of services		(28,654,437)	(20,377,795)	(33,837,630)

Gross profit		47,573,205	27,585,483	30,668,053

Operating expenses:
Product development		(7,372,074)	(5,506,938)	(3,177,071)
Selling and marketing		(22,592,886)	(13,787,153)	(13,130,513)
General and administrative		(11,789,984)	(11,762,028)	(9,901,474)
Provisions for impairment	7, 13, 16	—	(5,142,396)	—

Total operating expenses		(41,754,944)	(36,198,515)	(26,209,058)

Income/(loss) from continuing operations		5,818,261	(8,613,032)	4,458,995
Interest income, net of financial expenses (including $64,773 from a related party in 2008)		1,589,180	1,111,337	1,728,654
Subsidy and other income, net of other expenses		862,830	467,690	384,553
Other-than-temporary impairment loss on investments	9	—	—	(1,476,937)

Income/(loss) before tax		8,270,271	(7,034,005)	5,095,265
Income tax expense	22	(1,267,183)	(433,657)	(786,057)
Minority interest		(54,595)	—	—

Net income/(loss) from continuing operations		6,948,493	(7,467,662)	4,309,208
Loss from discontinued operations, net of tax benefit of $4,069 in 2008	5	(155,902)	(8,936,340)	(20,807,008)

Net income/(loss)		$6,792,591	$(16,404,002)	$(16,497,800)

Other comprehensive income		1,478,605	2,511,673	2,646,071

Comprehensive income/(loss)		$8,271,196	$(13,892,329)	$(13,851,729)

Basic earnings/(loss) per ordinary share:	26
Continuing operations		$0.03	$(0.03)	$0.01

Discontinued operations		$(0.00)	$(0.04)	$(0.05)

Total net income/(loss)		$0.03	$(0.07)	$(0.04)

Diluted earnings/(loss) per ordinary share:	26
Continuing operations		$0.03	$(0.03)	$0.01

Discontinued operations		$(0.00)	$(0.04)	$(0.05)

Total net income/(loss)		$0.03	$(0.07)	$(0.04)

Weighted average ordinary shares:
Basic		253,850,193	239,499,334	374,285,807

Diluted		259,529,531	239,499,334	374,847,328

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In U.S. dollars, except share data)

						Accumulated	Retained
			Additional			other	earnings/	Total
	Ordinary shares		paid-in	Treasury	Statutory	comprehensive	(Accumulated	shareholders’
	Shares	Amount	capital	Stock	reserves	income	losses)	equity
Balance as of December 31, 2005	257,317,900	$25,732	$78,674,885	$—	$2,007,776	$726,837	$18,654,681	$100,089,911
Issuance of ordinary shares from exercise of stock options	16,839,040	1,684	857,574	—	—	—	—	859,258
Retirement of shares from stock repurchase	(13,286,000)	(1,329)	(3,949,103)	—	—	—	(6,217,073)	(10,167,505)
Treasury stocks	—	—	—	(11,362,575)	—	—	—	(11,362,575)
Stock-based compensation	—	—	1,458,558	—	—	—	—	1,458,558
Other comprehensive income:
Translation adjustment	—	—	—	—	—	1,349,111	—	1,349,111
Unrealized gain on investments in marketable securities	—	—	—	—	—	129,494	—	129,494
Net income	—	—	—	—	—	—	6,792,591	6,792,591
Appropriation to Statutory reserves	—	—	—	—	336,749	—	(336,749)	—

Balance as of December 31, 2006	260,870,940	$26,087	$77,041,914	$(11,362,575)	$2,344,525	$2,205,442	$18,893,450	$89,148,843

Issuance of ordinary shares from exercise of stock options	1,075,400	107	87,270	—	—	—	—	87,377
Retirement of treasury stocks	(21,655,010)	(2,165)	(6,268,864)	11,362,575	—	—	(5,091,546)	—
Stock-based compensation	—	—	1,341,852	—	—	—	—	1,341,852
Other comprehensive income:
Translation adjustment	—	—	—	—	—	2,544,850	—	2,544,850
Realized gain on investments in marketable securities	—	—	—	—	—	(33,177)	—	(33,177)
Net loss	—	—	—	—	—	—	(16,404,002)	(16,404,002)
Appropriation to Statutory reserves	—	—	—	—	15,883	—	(15,883)	—

Balance as of December 31, 2007	240,291,330	$24,029	$72,202,172	$—	$2,360,408	$4,717,115	$(2,617,981)	$76,685,743

Issuance of ordinary shares	180,000,000	18,000	68,382,000	—	—	—	—	68,400,000
Issuance of ordinary shares from exercise of stock options	344,900	34	33,938	—	—	—	—	33,972
Costs of issuance of ordinary shares	—	—	(3,786,070)	—	—			(3,786,070)
Stock-based compensation	—	—	728,135	—	—	—	—	728,135
Other comprehensive income:
Translation adjustment	—	—	—	—	—	2,646,071	—	2,646,071
Net loss	—	—	—	—	—	—	(16,497,800)	(16,497,800)
Appropriation to Statutory reserves	—	—	—	—	105,757	—	(105,757)	—

Balance as of December 31, 2008	420,636,230	$42,063	$137,560,175	$—	$2,466,165	$7,363,186	$(19,221,538)	$128,210,051

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	For the year ended December 31,
	2006	2007	2008

Cash flow from operating activities
Net income/(loss)	$6,792,591	$(16,404,002)	$(16,497,800)
Less: loss from discontinued operations	(155,902)	(8,936,340)	(20,807,008)

Income/(loss) from continuing operations	6,948,493	(7,467,662)	4,309,208
Adjustments to reconcile net income/(loss) from continuing operations to net cash provided by/(used in) continuing operating activities:
Share-based compensation costs	1,458,558	1,332,601	722,248
Loss/(gain) on disposal of property and equipment	55,254	38,256	(19,302)
Provisions for impairment	—	5,142,396	1,476,937
Depreciation	1,843,997	1,253,028	946,058
Amortization/write off of intangible assets	1,931,361	1,587,569	624,186
Amortization of other long term assets	—	—	86,973
Provision for bad debt accounts	361,102	263,354	628,692
Deferred income tax benefits	(171,172)	(49,111)	(378,403)
Loss/(gain) on foreign exchange	50,676	157,669	(54,815)
Realized gain on short term investments	(1,258,818)	(901,586)	(276,637)
Changes in assets and liabilities, net of effect of acquisitions:
Accounts receivable	4,008,034	2,496,668	(3,268,035)
Tax refund receivable	1,372,894	122,868	(444,714)
Deposits and other receivables	1,668,975	(2,121,853)	1,171,394
Taxes payable	(3,013,510)	(436,101)	1,117,186
Other assets	—	—	(672,520)
Accrued liabilities and other payables	24,931	3,174,530	2,001,916

Net cash provided by operating activities of continuing operations	15,280,775	4,592,626	7,970,372
Net cash used in operating activities of discontinued operations	(1,157,443)	(14,779,630)	(10,799,804)

Net cash provided by/(used in) operating activities	14,123,332	(10,187,004)	(2,829,432)

Cash flow from investing activities:
Purchase of property and equipment	(941,603)	(220,979)	(296,218)
Purchase of intangible assets	(124,735)	—	—
Proceeds from sale of short term investments	41,990,510	10,210,265	—
Proceed from disposals of property and equipment	1,295	22,518	21,733
Cash received from loan receivable	—	90,354	—
Cash paid for investments deposit	—	(2,470,382)	—
Cash paid for short term investments	—	(10,451,999)	(12,613,076)
Cash paid for business acquisitions, net off cash acquired	(14,818,906)	(221,902)	—
Cash paid for loan receivable	(176,666)	—	—

Net cash provided by/(used in) investing activities of continuing operations	25,929,895	(3,042,125)	(12,887,561)
Net cash used in investing activities of discontinued operations	(5,110,031)	(566,181)	(16,210)

Net cash provided by/(used in) investing activities	20,819,864	(3,608,306)	(12,903,771)

Cash flow from financing activities:
Proceeds from the exercise of stock options	859,258	87,377	33,972
Proceeds from issuance of new shares	—	—	68,400,000
Cash paid for cost of issuance of new shares	—	(61,530)	(3,274,540)
Cash paid for related party loans	—	—	(7,799,893)
Cash paid for repurchase of stock	(21,530,080)	—	—

Net cash provided by/(used in) financing activities of continuing operations	(20,670,822)	25,847	57,359,539

Effect of exchange rate change on cash	920,034	1,649,961	641,903
Net (decrease)/increase in cash and cash equivalents	15,192,408	(12,119,502)	42,268,239
Cash and cash equivalents, beginning of year	36,252,678	51,445,086	39,325,584

Cash and cash equivalents, end of year	51,445,086	39,325,584	81,593,823

Supplemental disclosures of cash flow information
Cash paid during the year for:
Cash paid for business and other taxes on revenues	$(9,991,035)	$(5,385,888)	$(5,711,548)
Cash received for value added tax refund	6,233,769	2,630,474	2,989,710
Cash paid for income tax	(2,652,773)	(317,380)	(516,984)
Cash paid for interest	—	—	—
Supplemental schedule of noncash investing and financing activities
In 2007, the Company purchased 90% interest in Shanghai Lang Yi Advertising Co., Ltd. In conjunction with the acquisition, fair value of assets acquired was $2,884,217 and liabilities assumed were $2,884,217.
In 2007, the Company incurred professional and consulting fees of $1,723,186 in connection with issuance of new shares, paid $61,530 of these fees and recorded the remaining $1,661,656 in accrued liabilities and other payables as deferred stock issuance costs.
The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
1 Organization and Nature of Operations
Linktone Ltd. (“Linktone” or the “Company”), a Cayman Islands corporation, is one of the leading providers of telecom value added services (“VAS”) and online casual game services to consumers and enterprises in the People’s Republic of China (“PRC”).
In April 2008, PT Media Nusantara Citra (“MNC”) completed its investment in the Company. MNC acquired 6,000,000 ADSs in the tender offer process and subscribed for 180,000,000 newly issued ordinary shares of Linktone at a total consideration of $68.4 million (Note 23). After giving effect to the subscription and the acquisition of ADSs and ordinary shares in the tender offer, MNC holds approximately 57.1% of Linktone’s total outstanding ordinary shares and is the majority shareholder of Linktone.
During 2008, the Company terminated its partnership agreements with Chinese Youth League Internet, Film and Television Center (“CYL”) in association with Qinghai Satellite television (“QTV”) and Tianjin Satellite Television (“TJSTV”). The results of our advertising business segment is presented as discontinued operations for all years in the consolidated financial statements included herein and prior years consolidated statements of operations and consolidated statements of cash flows have been reclassified, see Note 5.
The accompanying consolidated financial statements include the results of operations of the Company, its subsidiaries, Shanghai Linktone Consulting Co., Ltd. (“Linktone Consulting”), Shanghai Huitong Information Co., Ltd. (“Huitong”), Shanghai Linktone Internet Technology Co., Ltd. (“Linktone Internet”), Shanghai Linktone Software Co., Ltd. (“Linktone Software”), Shanghai Xintong Information Technology Co., Ltd. (“Xintong”), Brilliant Concept Investment Ltd. (“Brilliant”), Wang You Digital Technology Co., Ltd. (“Wang You”), Ojava Overseas Limited (“Ojava Overseas”), Beijing Ruida Internet Communication Technology Co., Ltd. (“Ruida”), Noveltech Enterprises Limited (“Noveltech”) and Linktone Media Limited (“Linktone Media”), and variable interest entities (“VIEs”) for which the Company is the primary beneficiary. Xintong was incorporated in Shanghai on June 3, 2008 to specialize in the design and development of software for applications on future generation handsets. The Company, its subsidiaries and consolidated VIEs (see below) are collectively referred to as the “Group”.
The business in which the Group is engaged is subject to a number of industry-specific risk factors, including, but not limited to, dependence on mobile and fixed line network operators, rapid development of the market, large number of competitors, and evolving regulatory environment.
To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide value-added telecommunications services, which include telecom value-added services, internet content services, television content and advertising services, the Company conducts substantially all of its operations via its VIEs. These VIEs are wholly owned by certain employees and former employees of the Company. The capital is funded by the Company and recorded as interest-free loans to these PRC employees. The loans for capital injection are eliminated with the capital of the VIEs during consolidation.
Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to the Company’s subsidiaries in the PRC when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs are assigned to the Company and the Company has the right to appoint all directors and senior management personnel of the VIEs. As of December 31, 2008, the Company has entered into consulting service and or software licensing agreements with these VIEs under which the Company provides consulting and software products to these VIEs in exchange for substantially some or all net income of the VIEs. In addition, employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the fees for consulting services and use of software due to the Company. The interest-free loans to the employee shareholders of VIEs listed below as of December 31, 2007 and 2008 were $13.3 million and $14.0 million, respectively.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
1 Organization and Nature of Operations (cont’d)
The following is a summary of the VIEs of the Company:
•
Shanghai Weilan Computer Co., Ltd. (“Weilan”), a PRC company controlled through contractual agreements. Weilan was registered on December 2, 1999 and is 50% owned by each of two of the Company’s employees, Baoxin Yao and Wenlei Wang. As of December 31, 2007 and 2008, total interest free loans to shareholders amounted to $0.6 million.

•
Shanghai Unilink Company Ltd. (“Unilink”), a PRC company controlled through contractual agreements. Unilink was registered in June 2003 and is 50% owned by each of two of the Company’s employees, Lin Lin and Wenjun Hu. As of December 31, 2007 and 2008, total interest free loans to shareholders amounted to $1.2 million.

•
Shenzhen Yuan Hang Technology Co., Ltd. (“Yuan Hang”), a PRC company controlled through contractual agreements. Yuan Hang was registered in June 2001 and acquired by the Company in May 2005. Yuan Hang is 50% owned by the Company’s former employee, Yuming Cai and 50% owned by the Company’s employee, Feng Gao. As of December 31, 2007 and 2008, total interest free loans to shareholders amounted to $0.6 million.

•
Beijing Cosmos Digital Technology Co., Ltd. (“Cosmos”), a PRC company controlled through contractual agreements. Cosmos was registered in May 2003 and acquired by the Company in June 2005. Cosmos is 50% owned by each of two of the Company’s employees, Hongjie Qi and Miao Yan. As of December 31, 2007 and 2008, total interest free loans to shareholders amounted to $4.1 million.

•
Hainan Zhong Tong Computer Network Co., Ltd. (“Zhong Tong”), a PRC company controlled through contractual agreements. Zhong Tong was registered in October 2000, and acquired by the Company in June 2005. Zhong Tong is 50% owned by each of two of the Company’s former employees, Yi Huang and Teng Zhao. As of December 31, 2007 and 2008, total interest free loans to shareholders amounted to $1.7 million.

•
Beijing Lian Fei Wireless Communication Technology Co., Ltd. (“Lian Fei”), a PRC company controlled through contractual agreements. Lian Fei was registered in June 2002, and acquired by the Company in June 2005. Lian Fei is 50% owned by each of two of the Company’s employees, Hongyan Lu and Yuxia Wang. As of December 31, 2007 and 2008, total interest free loans to shareholders amounted to $2.0 million.

•
Shanghai Qimingxing E-commerce Co., Ltd. (“Qimingxing”), a PRC company controlled through contractual agreements. Qimingxing was registered in February 2000, and acquired by the Company in August 2005. Qimingxing is 50% owned by each of two of the Company’s employees, Xing Xu and Peien Zhu. As of December 31, 2007 and 2008, total interest free loans to shareholders amounted to $1.9 million.

•
Beijing Ojava Wireless Information Technology Co., Ltd. (“Beijing Ojava”), a PRC company controlled through contractual agreements. Beijing Ojava was registered in February 2004, and acquired by the Company in January 2006 (Note 6). Beijing Ojava is 50% owned by each of two of the Company’s employees, Yugang Wang and Peiyu Su. As of December 31, 2007 and 2008, total interest free loans to shareholders amounted to $1.0 million.

•
Shanghai Ling Yu Culture and Communication Co., Ltd. (“Ling Yu”), a PRC company controlled through contractual agreements. Ling Yu was established in November 2006. Ling Yu is 50% owned by Unilink and 50% owned by Qimingxing.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
1 Organization and Nature of Operations (cont’d)
•
Zhong Qing Wei Lian Cultural Communication Co.,Ltd, (“Wei Lian”), a PRC company controlled through contractual agreements. Wei Lian was established in January 2007. Wei Lian is 60% owned by Weilan and 40% owned by Lian Fei.

•
Beijing Lianyu Interactive Technology Development Co., Ltd. (“Lianyu”), a PRC company controlled by Linktone through contractual agreements. Lianyu was registered in February 2006, and acquired by the Company in February 2007 (Note 6). Lianyu is 60% owned by the Company’s employee, Zhi Wang and 40% owned by the Company’s former employee, Lianxi Yang. As of December 31, 2007 and 2008, total interest free loans to shareholders amounted to $0.2 million.

•
Shanghai Lang Yi Advertising Co., Ltd. (“Lang Yi”), a PRC company controlled by Linktone through contractual agreements. Lang Yi was registered in September 2006, and acquired by the Company in December 2007 (Note 6). Lang Yi is 90% owned by the Company’s employee, Lei Gu and 10% owned by the Company’s employee, Jing Chen.

•
Beijing Xian Feng Li Liang Co., Ltd. (“Xian Feng”), a PRC company controlled by Linktone through contractual agreements. Xian Feng was established on February 4, 2008. Xian Feng is 50% owned by the Company’s employee, Peng Lin and 50% owned by the Company’s former employee, Hongmei Peng. As of December 31, 2008, total interest free loans to shareholders amounted to $0.7 million.

The carrying amount of the total assets and total liabilities of the above VIEs as of December 31, 2008 were $89.0 million and $67.3 million, respectively. Creditors of these VIEs have no recourse to the general credit of the Company, which is the primary beneficiary.
All the above VIEs are engaged in the business of providing VAS to mobile and fixed line phone users in China via third party operators except Yuan Hang, Ling Yu, Wei Lian, Lang Yi and Xian Feng. Yuan Hang is engaged in providing online game services in China while Ling Yu and Lang Yi were engaged in the advertising service business before the termination of partnership agreements with CYL and TJSTV, respectively. Wei Lian and Xian Feng, set up for the purpose of engaging in television programs production and distribution businesses, were dormant in 2008.
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
(a) Basis of consolidation (cont’d)
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
(b) Cash equivalents
The Group considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are composed primarily of investments in commercial paper and money market accounts that are stated at cost, plus accrued interest, which approximate fair value.
Cash that is legally restricted for withdrawal or use is recorded as restricted cash.
(c) Short term investments
Short term investments comprise time deposits with original maturity terms of three months or more but due within one year and marketable equity securities. The marketable securities are classified as available-for-sale and carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to the income during the period in which the gain or loss is realized. If the Company determines a decline in fair value is other than temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment and consideration of various factors including the severity and duration of the impairment, anticipated recovery, financial condition and near term prospects of the investee, and our ability and intent to hold that security until the anticipated recovery in value occurs. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income except for an other-than-temporary impairment, which will be charged to income in the statement of operations.
The Company invests in marketable equity securities with the intent to make such funds readily available for operating or acquisition purposes and, accordingly, classifies them as short term investments. Management determines the appropriate classification of its short term investments and re-evaluates such determination at each balance sheet date.
The carrying values of time deposits approximate fair value because of their short maturities. The Company determines the fair value of marketable equity securities using quoted market prices.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
4 Summary of significant accounting policies (cont’d)
(d) Embedded derivatives
Embedded derivatives are explicit or implicit terms affecting (1) the cash flows or (2) the value of other exchanges required by the contract in a way similar to a derivative instrument. An embedded derivative instrument is separated from the host contract and accounted for as a derivative if all of the following conditions are met:
•	the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and the risks of the host contract,
•
the contract that embodies both the embedded derivatives and the host contract is not required to be measured at fair value under otherwise generally applicable accounting policies with changes reported in earnings,

•	a separate instrument with the same terms as the embedded derivative would be accounted for as a derivative,
•	the terms of the contract require or permit net settlement by one of the parties delivering an asset that is readily convertible to cash or is itself a derivative instrument.
(e) Accounts receivable
An allowance for doubtful accounts is provided based on an aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness and industry trend analysis. The Group also makes a specific allowance if there is strong evidence showing that the receivable is likely to be irrecoverable.
Accounts receivable in the balance sheets are stated net of such allowance of $804,417 (including discontinued operations of $31,724) and $1,819,021 (including discontinued operations of $672,351) as of December 31, 2007 and 2008, respectively.
(f) Property and equipment, net
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
(g) Goodwill and intangible assets
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries and variable interest entities. The Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Intangible Assets” (“SFAS 142”). Under SFAS 142, goodwill is no longer amortized, but tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company assesses goodwill for impairment in accordance with SFAS 142. In December of each year, the Company tests impairment of goodwill at the reporting unit level, defined as the operating segment or one level below an operating segment, and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit. The provisions of SFAS 142 require that a two-step test be performed to assess goodwill for impairment. First, the fair value of each reporting unit is compared to its carrying value, including goodwill. The Company generally determines the fair value of its reporting units using the income approach. If the carrying value of a reporting unit exceeds its fair value, the second step shall be performed and an impairment loss equal to the difference between the implied fair value of reporting unit’s goodwill and the carrying amount of the goodwill will be recorded. In December 2007, an impairment provision of $2 million had been recorded against goodwill arising from the acquisition of Brilliant Group, see Note 7. No impairment of goodwill was recorded in 2008.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
4 Summary of significant accounting policies (cont’d)
(g) Goodwill and intangible assets (cont’d)
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
(h) Impairment of long-lived assets and amortizing intangible assets
Long-lived assets and amortizing intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of the long-lived assets and amortizing intangible assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. The Company recognizes impairment of long-lived assets and amortizing intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. In 2007, the Company recorded an impairment charge of $2,470,382 against an investment deposit, see Note 16. In 2008, the Company recorded an impairment charge of $591,440 against an intangible asset, being the 3 year contract with TJSTV by Lang Yi following the termination of the relevant contract in September 2008, see Note 15, and recorded an impairment charge of $4,295,649 against prepaid television advertising rights for QTV following the termination of the relevant contract in July 2008, see Note 16 (a).
(i) Television advertising rights
Television advertising rights for QTV were stated at cost less accumulated amortization and amortized over the contract period. Following the termination of relevant contracts in July 2008, the Company wrote off the remaining unamortized balance of television advertising rights, see Note 16 (a).
(j) Revenue and cost of services recognition
Telecom value added services
A high proportion of the Group’s revenues are derived from entertainment-oriented telecom value-added services including Short Messaging Services (“SMS”), Multimedia Messaging Services (“MMS”), Wireless Application Protocol (“WAP”), JavaTM (“Java games”), Interactive Voice Response Services (“IVR”) and Ring Back (“RB”) services (IVR and RB, collectively known as “Audio Related Services”) to phone users through various subsidiaries of China Mobile Communications Corporation (“China Mobile”), China United Communications Corporation (“China Unicom”), China Telecom Corporation (“China Telecom”) and China Netcom Corporation (collectively the “Operators”). Following the restructuring in the Chinese telecommunications industry initiated by the relevant PRC government authorities in May 2008, the previously existing operators have been consolidated into three new operators, namely China Mobile, China Unicom and China Telecom, which can offer both mobile and fixed line services. Fees for these services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
4 Summary of significant accounting policies (cont’d)
(j) Revenue and cost of services recognition (cont’d)
The Group recognizes all revenues in the period in which the services are performed, provided that persuasive evidence of a contractual arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. A substantial portion of the Group’s revenue is recorded based on monthly statements received from provincial level subsidiaries of the Operators. In certain instances, when a statement is not received within a reasonable period of time, the Group is required to make an estimate of the revenues and cost of services earned during the period covered by the statement. On a quarterly basis, the Group evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. For the years ended December 31, 2006, 2007, and 2008 approximately 0.5%, 1.3% and 2.5% of the Group’s revenues were estimated, respectively.
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
Advertising and product promotion sponsorship services
Prior to the termination of relevant contracts, the Group through its VIEs, Ling Yu and Lang Yi acted as the advertising agents for QTV and TJSTV, respectively. The Group received advertising revenue from selling advertising time slots and program sponsorships on QTV and TJSTV. Advertising revenues were recognized ratably over the displayed period of the contract. Payments for advertising received in advance were deferred until earned. Revenue contracts for product promotion sponsorship consisted of multiple deliverables which usually included revenue from providing advertisement placements on QTV and various website channels, producing television programs, organizing product promotion events and press conferences. In accordance with EITF No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”, these contracts were broken down into single element arrangements based on their relative fair value for revenue recognition purposes. The Company recognized revenue on the elements delivered and deferred the recognition of revenue for the fair value of the undelivered elements until the remaining obligations had been satisfied.
Costs of advertising and product promotion sponsorship revenues consisted of depreciation of equipment, amortization of costs in connection with television advertising rights, annual operating and management fees, program production, landing fees and purchasing costs and fees paid to third parties associated with product promotion sponsorship projects.
Casual online game service
The Group currently provides its casual online game services through its subsidiaries, Brilliant and Wang You, and VIE, Yuan Hang. The Group receives subscription fees from distributors for the sales of game cards, in either physical or virtual form, with certain number of game points incorporated in the cards. The corresponding revenue is recognized as the game points are consumed by game players in games. Any sold game cards which are not activated by users and activated points which are not consumed in games constitute deferred revenue. The costs of casual online game services include the cost of producing the game cards and bandwidth and server leasing charges.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
4 Summary of significant accounting policies (cont’d)
(k) Income and other taxes
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
Effective from January 1, 2007, the Group adopted FIN No. 48, accounting for Uncertainty in Income Taxes (“FIN 48”). This interpretation requires that the Company recognizes and discloses in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. This interpretation also provides guidance on de-recognition, measurement and classification of income tax uncertainties, along with any related interest charges and penalties, accounting for income taxes in interim periods and income tax disclosures. The Company did not have any adjustments to the opening balance of retained earnings as of January 1, 2007 as a result of the implementation of FIN 48. Interest expense and penalties related to uncertain income tax liabilities are classified as income tax expense, see Note 22.
(l) Advertising expenses
Advertising expenses generally represent the cost of promotions to create or stimulate a positive image of the Group or a desire to buy the Group’s products and services, and are expensed as incurred. Advertising expenses totaled $10,172,051, $7,156,633 and $4,505,386 during the years ended December 31, 2006, 2007 and 2008, respectively.
(m) Product development expenses
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
(m) Product development expenses (cont’d)
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
(n) Share-based compensation
Effective January 1, 2006, the Group adopted the provisions of SFAS 123R, “Share-Based Payment for Share- Based Employee Compensation Arrangements”. The statement requires the measurement of the cost of employee services received in exchange for an award of equity instruments (such as employee stock options) at the fair value on the grant date. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (the requisite service period). The Group recognizes the compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period of the award. Forfeitures are estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates. Upon adoption, the Group elected the modified prospective method and therefore did not restate results for prior periods. The valuation provisions of SFAS 123R apply to new grants and unvested grants that were outstanding as of the effective date. Estimated compensation for unvested grants as of the effective date are recognized over the remaining service period.
(o) Subsidy income
Local governments in some provinces in China grant the Group subsidy income based on a certain percentage of business taxes and income taxes paid by the Group either on a monthly or annually basis. The Group records this local government subsidy income in other income as the income is received. Local government subsidy income totaled $611,394, $464,836 and $280,464 during the years ended December 31, 2006, 2007 and 2008, respectively.
(p) Foreign currency translation
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
(q) Comprehensive income
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

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
4 Summary of significant accounting policies (cont’d)
(r) Earnings per share
In accordance with SFAS No. 128 “Computation of Earnings Per Share,” basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Diluted net income per share for 2006, 2007 and 2008 excluded the potentially dilutive effect were nil, 0.6 million and 3.8 million options to purchase ordinary shares, respectively, as their effect was anti-dilutive.
(s) Fair value of financial instruments
The carrying amount of the Group’s cash and cash equivalents, restricted cash, accounts receivable, loan from a related party, current assets, accounts and other payables approximate their fair value due to the short maturity of those instruments. The Group’s short term investments are carried at their fair value based on market interest rate or quoted market price.
In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No.157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. In October 2008, the FASB issued FASB Staff Position (“FSP”) No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP SFAS 157-3”). FSP SFAS 157-3 clarifies the application of SFAS No. 157 in a market that is not active, and provides guidance on the key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. Effective January 1, 2008, the Company adopted the measurement and disclosure requirements related to financial assets and financial liabilities. The adoption of SFAS No, 157 for financial assets and financial liabilities did not have a material impact on the Company’s financial statements.
(t) Recent Accounting Pronouncements
In February 2008, the FASB issued FSP SFAS 157-2, “Effective date of FASB Statement No. 157” (“FSP SFAS 157-2”) delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for certain items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 provisions to nonfinancial assets and nonfinancial liabilities will be effective for the Company starting January 1, 2009. As of December 31, 2007 and 2008, the Group did not have any nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the consolidated financial statements, at least annually, on a recurring basis. The Group believes its adoption will not have a material impact on its financial statements.
In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS 141R”), which provides additional guidance on improving the relevance, representation, faithfulness, and comparability of the financial information that a reporting entity provides in its financial reports about a business combination and its effects. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning or after December 15, 2008. The Group is currently evaluating whether the adoption of SFAS 141R will have a material impact on its financial statements.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company believes the adoption of SFAS 160 will not have a material impact on its financial statements.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
4 Summary of significant accounting policies (cont’d)
(t) Recent Accounting Pronouncements (cont’d)
In April 2008, the FASB issued FSP SFAS No, 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP SFAS 142-3”), which amends the guidance in SFAS No. 142 about estimating the useful lives of recognized intangible assets and requires additional disclosure related to renewing or extending the terms of recognized intangible assets. In estimating the useful life of a recognized intangible asset, FSP SFAS 142-3 requires companies to consider their historical experience in renewing or extending similar arrangements together with the asset’s intended use, regardless of whether the arrangements have explicit renewal or extension provisions. In the absence of historical experience, companies should consider the assumptions market participants would use about renewal or extension consistent with the highest and best use of the asset. However, market participant assumptions should be adjusted for entity- specific factors. FSP SFAS 142-3 is effective for fiscal years beginning after December 15, 2008 and shall be applied prospectively to intangible assets acquired after the effective date. The Group is currently evaluating whether the adoption of SFAS 142-3 will have a material impact on its financial statements.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS 162”), which identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation and presentation of financial statements in accordance with generally accepted accounting principles. SFAS 162 is effective 60 days following September 16, 2008, the date of the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with GAAP”. The Group does not expect the adoption of SFAS 162 to have an effect on its financial statements.
In November 2008, the EITF of FASB issued EITF Issue 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-06”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS 141R and SFAS 160, questions have arisen regarding application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquired or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. The Group does not expect the adoption of EITF 08-6 to have an effect on its financial statements.
In November 2008, the FASB ratified the consensus reached by the EITF in EITF Issue 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7) which requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for defensive intangible assets acquired for fiscal years beginning on or after December 15, 2005. The Group does not expect the adoption of EITF 08-7 to have an effect on its financial statements.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
5 Discontinued operations
The Group discontinued its television advertising operations by terminating its partnership agreements with CYL in association with QTV in July 2008 and TJSTV in September 2008. The terminations are in line with the Group’s decision to streamline its operations and return its focus on profitable business segments. As a result of the above terminations, the television advertising business is accounted for as discontinued operations in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Accordingly, the results of the advertising business have been classified as discontinued operations in the consolidated financial statements and prior years consolidated statements of operations and cash flows have been retrospectively adjusted.

	Year ended December
	2006	2007	2008
Gross revenues	$334,040	$5,389,982	$12,693,685
Sales tax	(25,532)	(451,766)	(171,873)
Cost of sales	(328,390)	(11,229,604)	(22,668,154)

Gross profit	(19,882)	(6,291,388)	(10,146,342)
Operating expenses	(136,020)	(2,644,952)	(4,076,540)
Impairment loss	—	—	(6,588,195)

Net loss from discontinued operations before tax	(155,902)	(8,936,340)	(20,811,077)
Tax benefit	—	—	4,069

Net loss from discontinued operations	$(155,902)	$(8,936,340)	$(20,807,008)

At the discontinuance of the advertising operations, the Company performed a specific review on all the assets and liabilities related to the advertising segment, and provided full provisions for doubtful accounts (included in operating expenses, Note 10) and impaired other receivables (Note 13), intangible assets (Note 15) and long term assets (Note 16). All fixed assets previously used by the advertising operation such as office equipment and computers were either transferred to VAS reporting unit or disposed of as of the end of 2008 (Note 14). Certain liabilities of $361,307 were assumed by CYL. The Company incurred a total impairment loss of $6,588,195 for the year ended December 31, 2008 as a result of the discontinuance decision.
The following table presents the Group’s advertising business assets and liabilities:

	Year ended December 31,
	2007	2008
Assets
Accounts receivable (net of allowance $31,724 and $672,351)	$373,488	$929,563
Deposits and other receivables	8,493,633	3,515,429
Property, plant and equipment	675,783	—
Goodwill and intangible assets	923,538	—
Other long term assets	4,400,358	—

Total assets of discontinued operations	$14,866,800	$4,444,992

Liabilities
Taxes payable	$97,207	$99,015
Accounts payable, accrued liabilities and other payables	1,143,661	1,136,288
Deferred revenue	660,081	—
Deferred tax liabilities	4,069	—

Total liabilities of discontinued operations	$1,905,018	$1,235,303

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
6 Business Combinations
The Group accounts for its business combinations using the purchase method of accounting. This method requires that the acquisition cost be allocated to the assets, including separately identifiable tangible and intangible assets, and liabilities the Group has acquired based on their estimated fair values. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities, based on independent appraisal reports as well as its experience with similar assets and liabilities in similar industries. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially affected. The Group made the following acquisitions in 2006, 2007 and 2008.
(a) Acquisition of Ojava
On December 20, 2005, the Company entered into definitive agreements to acquire a 51% share of Ojava Overseas, a British Virgin Islands limited liability corporation, and through its nominee employees an 80% share of Beijing Ojava, a local entity in the PRC with exclusive contractual arrangements with Ojava Overseas through its PRC subsidiary, Ruida. Ojava Overseas, Ruida and Beijing Ojava are collectively known as Ojava Group. Ojava Group is a leading mobile game developer and game publisher in the PRC. The primary purposes of the acquisition were to strengthen the Company’s overall game service portfolio and development capabilities and increase its share in the Java games market.
The initial aggregate purchase price is comprised of two elements: $1,803,157 cash to shareholders of Ojava Overseas and $992,457 paid to Beijing Ojava to settle shareholders’ loans.
The above acquisition was completed in January 2006 and the operating results of Ojava Group were consolidated with those of the Company starting from February 2006 at the acquired percentage of shareholdings.
On August 1, 2006, the Company entered into a supplementary agreement to acquire the remaining shares of Ojava Group for $4.7 million cash paid to shareholders of Ojava Group and a contingent consideration based on an earn out at a factor from 0 to 0.5 of net profit of the Ojava Group and the Group’s Java games’ profitability from July 1, 2006 to June 30, 2007. No contingent consideration was paid as Ojava Group did not meet the criteria as set out in the earn out agreement.
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

Amortizable intangible assets acquired, including technology, value-added service provider (“VASP”) licenses and agreements, domain names and non-compete agreements with certain Ojava’s executives, have an estimated average useful life of approximately 1.83 years. The amortization expense of intangible assets for the years ended December 31, 2006, 2007 and 2008 was $734,422, $820,578 and $nil, respectively.
(b) Acquisition of Lianyu
In February 2007, the Company completed the acquisition of Lianyu through its nominee employees, a privately held provider of VAS services to China Unicom. As a result of such acquisition, Lianyu became a VIE of Linktone.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
6 Business Combinations (cont’d)
(b) Acquisition of Lianyu (cont’d)
The primary purpose of the acquisition was to increase the Company’s share in China Unicom IVR market.
The aggregate purchase price was $223,751, paid to selling shareholders in cash. The purchase price was allocated to intangible assets of $220,000, net liabilities of $61,563 and goodwill of $65,314. Amortizable intangible assets acquired, including VASP license and agreement have an estimated average useful life of approximately 4 years. The amortization expense of intangible assets for the year ended December 31, 2007 and 2008 was $45,830 and $54,996, respectively.
(c) Acquisition of Lang Yi
In December 2007, the Company through its nominee employees entered into definitive agreements to acquire Lang Yi, a privately held advertising company. In November 2007, Lang Yi entered into a contract with Tianjin Satellite Television (“TJSTV”) to be the exclusive advertising agent for specific time slots for a period of 3 years (effective from January 1, 2008) with an option to extend for a further 2 years. As a result of the acquisition, Lang Yi became a VIE of Linktone. The primary purpose of the acquisition was to increase the Company’s portfolio in media business in order to implement its cross media strategy.
The aggregate purchase price was $108,066 and comprised (a) a purchase consideration of $100,000, representing 10% interest in Linktone Cross Media Limited (“LCM”) to Lang Yi’s management, which was in the process of being incorporated in Hong Kong and had a registered capital of $1 million and (b) as Linktone would transfer the beneficial ownership of Langyi to LCM in the future, Lang Yi’s management would deem to have 10% interest in Lang Yi, which was estimated to be $8,066. The purchase consideration of 10% interest in LCM would be adjusted for the following contingencies: (a) increase to 15% if Lang Yi’s gross revenue and net profit for the year ended December 31, 2008 exceed RMB 250 million (equivalent to $34.2 million) and RMB 45 million (equivalent to $6.2 million), respectively or (b) decrease to 8% if Lang Yi’s gross revenue and net profit for the year ended December 31, 2008 are less than RMB 180 million (equivalent to $24.6 million) and RMB 20 million (equivalent to $2.7 million), respectively or (c) adjusted on a pro rata basis using the net profit if either actual gross revenue falls between RMB 250 million (equivalent to $34.2 million) and RMB 180 million (equivalent to $24.6 million) or actual net profit falls between RMB 45 million (equivalent to $6.2 million) and RMB 20 million (equivalent to $2.7 million) or (d) if Lang Yi incurs a net loss for the year 2008, Lang Yi’s management agreed to sell the 10% interest in LCM to the representative designated by the Company at a consideration of 1 Hong Kong dollar.
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
In September 2008, Lang Yi terminated its contracts with TJSTV. The conditions for making the contingent purchase consideration of transferring 10% interest in LCM were not met and the purchase price was finalized at $nil. As the fair value of the net assets acquired in this acquisition exceeded the purchase price, this resulted in a negative goodwill of $80,658. Goodwill of $27,408 previously recognized was reversed, see Note 7, and the negative goodwill was offset against intangible assets, see Note 15.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
6 Business Combinations (cont’d)
(c) Acquisition of Lang Yi (cont’d)
The revised purchase price allocation is set out below:

Cash		$364,826
Fixed assets		6,718
Other current assets		1,589,135
Intangible asset		815,472
Current liabilities		(2,776,151)

Purchase price	$	Nil

Amortizable intangible asset acquired relates to the 3-year TJSTV contract, starting from January 1, 2008. The intangible asset was impaired as of the end of 2008, see Note 15.
Pro forma disclosure
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
Based on the assessment on all the acquired companies’ financial performance made by the Group in 2007, none of the acquired companies on their own or in total is considered material to the Group for pro forma disclosure.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
7 Goodwill
The following table summarizes the goodwill arising from the above acquisitions:

	Year ended December 31,
		Acquisitions/		Purchase price
	2006	(Impairment)	2007	adjustment	2008
Casual game
Brilliant	$8,033,497	$(2,000,000)	$6,033,497	$—	$6,033,497
VAS
Cosmos	2,149,792	—	2,149,792	—	2,149,792
Zhong Tong	497,355	—	497,355	—	497,355
Lian Fei	985,238	—	985,238	—	985,238
Qimingxing	487,172	—	487,172	—	487,172
Ojava	4,365,844	—	4,365,844	—	4,365,844
Lianyu	—	65,314	65,314	—	65,314
Advertising
Lang Yi	—	27,408	27,408	(27,408)	—

	$16,518,898	$(1,907,278)	$14,611,620	$(27,408)	$14,584,212

The Company performed impairment tests relating to goodwill at the reporting unit level in accordance with the requirements of SFAS 142 and concluded there was no impairment of the carrying value of the goodwill as of December 31, 2006, 2007 and 2008, except that in 2007, an impairment loss of $2 million was recorded for the goodwill arising from the acquisition of Brilliant Group in our casual games reporting unit. The impairment charge was arrived at after a two-step process required under SFAS 142. The Company determined the fair value of its casual games reporting unit using the income approach based on the discounted expected future cash flow associated with this unit. The expected cash flow in future years for this reporting unit was revised downward in light of lower than expected revenue earned in 2007 and other considerations such as overall industry economic situations and market risk of the reporting unit.
8 Cash and Cash equivalents

	Year ended December 31,
	2007	2008
Cash	$20,051,895	$49,368,119
Commercial paper and investment in money market accounts	19,273,689	32,225,704

Total	$39,325,584	$81,593,823

Interest income earned from the above cash and cash equivalents amounted to $697,661, $679,204 and $1,148,744 for the years ended December 31, 2006, 2007 and 2008, respectively.
9 Short term investments

	Year ended December 31,
	2007	2008
			Impairment and
	Cost/Net	Cost	unrealized loss	Net
Time deposits	$2,315,334	$10,947,519	$—	$10,947,519
Available-for-sale investment	—	4,902,064	(1,476,937)	3,425,127

	$2,315,334	$15,849,583	$(1,476,937)	$14,372,646

As of December 31, 2007 and 2008, all time deposits have original maturity terms of three months or more but due within one year.
The available-for-sale investment relates to an investment made in a privately managed fund (‘the fund”) which invests in marketable equity securities. Based on the quoted market price of the marketable equity security of the fund, the Company estimated its fair value to be $3,425,127 as of December 31, 2008.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
9 Short term investments (cont’d)
The fund has taken measures to manage the exposure to losses such as obtaining a letter of undertaking with a private equity company to repurchase the securities bought by the fund by mid-December 2009. In the current highly volatile economic environment, the fund may be subject to further fluctuations in its value. Based on the Company’s periodical impairment review, the Company considered the decline in value of $1,476,937 an other-than-temporary impairment charge.
10 Accounts receivable, net

	Year ended December 31,
	2007	2008
Accounts receivable from customers	$10,969,173	$17,064,051
Less: Allowance for doubtful accounts	(804,417)	(1,819,021)

	$10,164,756	$15,245,030

Movement in allowance for doubtful accounts:
Balance at beginning of year	$(509,339)	$(804,417)
Write-offs	—	254,715
Additional provision	(295,078)	(1,269,319)

Balance at end of year	$(804,417)	$(1,819,021)

Net accounts receivable includes those of discontinued operations of $373,488 (net of allowance of $31,724) and $929,563 (net of allowance of $672,351) as of the end of December 2007 and 2008, respectively.
11 Tax refund receivable
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
12 Loan receivable from a related party
The loan of Singapore Dollars (“SGD”) 11.5 million (or $7,984,450) is receivable from GLD Investments Pte Ltd (“GLD”), a limited liability company incorporated in Singapore. 10% of GLD’s equity interests are owned by one of the directors of our board and our Chief Executive Officer of the Company. Pursuant to a loan agreement between the Company and GLD of October 10, 2008, the loan bears an interest charge of 4% per annum. Interest income receivable as of December 31, 2008 amounted to $64,773, see also Note 13. The loan is due for payment at the latest 12 months (“loan period”) from the date the loan is received by GLD. During the loan period, the loan is secured by a pledge on a property in Singapore owned by GLD and additionally the Company has an option to convert part of the loan amount into 49% shares of GLD at par value. The conversion price of the 49% shareholdings is fixed at SGD 3,626,000. If converted, the loan balance after deducting the amount converted into shares will be repaid at the end of the loan period.
The terms of the agreement effectively restrict the Company’s exposure to risk of loss and its entitlement to receive GLD’s residual returns. In addition, because the equity investors in GLD have the characteristics of a controlling financial interest and they have been determined to be more closely associated with GLD, the Company is not considered as the primary beneficiary of GLD. Accordingly, GLD should not be consolidated by the Company under FIN 46R. The carrying amount of the loan receivable as of December 31, 2008 also represents the Company’s maximum exposure to loss.
The conversion term represents an embedded derivative under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. However, the shares of GLD delivered upon conversion are not readily convertible to cash since GLD is a private company. The embedded derivative is therefore not bifurcated from the host contract and accounted for separately.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
13 Deposits and other current assets

	Year ended December 31,
	2007	2008
Rental and other deposits (a)	$1,565,075	$702,081
Staff advances	368,901	179,182
Loan receivables (b)	672,014	672,014
Prepayments to VAS advertising, content and other suppliers	1,123,186	456,751
Prepayments to television media suppliers (c)	7,877,596	3,489,934
Deferred share issuance related costs (d)	1,723,186	—
Interest income receivable (including $64,773 from a related party as of December 31, 2008)	38,575	119,058
Others	75,542	159,895

	13,444,075	5,778,915
Less: Allowance for doubtful receivable (b)	(672,014)	(672,014)

Total	$12,772,061	$5,106,901

(a)
Rental and other deposits comprised office rental deposits, deposit paid to content providers and operators. The 2007 balance includes a refund receivable of $529,618 from eChinaCash, Inc. (“ECC”), see also Note 16 (b).

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
Based on an updated assessment of the operating results of the 9 Sky entities for the fiscal year 2007, their financial position as of December 31, 2007 and business prospects in the near future, management considered the recoverability of loan of $672,014 either by a repayment in cash by 9 Sky entities or sales of these pledged shares for cash is uncertain. A full provision for this loan receivable was recorded at December 31, 2007. Based on an updated assessment performed on 9 Sky entities as of the end of 2008, management believes there is no change in management’s position in respect of the recoverability of the loan.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
13 Deposits and other receivables (cont’d)

No interest income on the loan due from 9 Sky entities was recorded for the years ended December 31, 2006, 2007 and 2008.

(c)
Prepayments to television media suppliers relate to prepayments made to suppliers in connection with our advertising service business. As of December 31, 2007, prepayments for annual operating and management fees for QTV and annual advertising fees for TJSTV amounted to $6,502,752. As of December 31, 2008, prepayments to television media suppliers relate to prepaid annual advertising fees for TJSTV. The Group received a total refund of $3,481,014 from TJSTV as of March 31, 2009. In connection with the termination of the partnership agreement with CYL in respect of QTV in July 2008, the Group wrote off deposits and receivables of $1,468,552.

(d)
In November 2007, Linktone entered into a definitive agreement with MNC, under which MNC would buy not less than 51% of Linktone’s outstanding shares using a combination of a tender offer for existing shares and subscription for newly issued shares. MNC’s investment in Linktone was completed on April 3, 2008. As of December 31, 2007, the Company incurred professional and consulting fees of $1,723,186 in connection with the above transaction, of which $1,661,656 was recorded in accrued liabilities and other payables (Note 18). As these professional fees were directly related to issuance and registration of shares in connection with MNC’s investment, they had been recorded as a reduction from proceeds of shares issued in 2008.

14 Property and equipment, net

	Year ended December 31,
	2007	2008
Office equipment	$1,071,208	$937,700
Computer hardware and other equipment	4,295,146	3,938,929
Leasehold improvements	1,671,698	728,830

	7,038,052	5,605,459
Less: Accumulated depreciation	(4,779,238)	(4,573,916)

Net book value	$2,258,814	$1,031,543

During the years ended December 31, 2006, 2007 and 2008, the depreciation charges amounted to approximately $1,843,997, $1,479,074 (including discontinued operations of $226,046) and $1,076,743 (including discontinued operations of $130,685), respectively.
During the year ended December 31, 2008, the Company disposed of property and equipment in connection with discontinued operations and incurred a loss of $593,861.
15 Intangible assets, net
The following table summarizes intangible assets, net:

	December 31, 2007			December 31, 2008
		Accumulated			Accumulated	Adjustment/
	Cost	Amortization	Net	Cost	Amortization	Impairment	Net
Technology	$1,831,344	$(1,597,562)	$233,782	$1,831,344	$(1,779,280)	$—	$52,064
Customer base	28,000	(28,000)	—	28,000	(28,000)	—	—
Licenses	525,671	(406,266)	119,405	525,671	(500,268)	—	25,403
Partnership and non-compete agreements	3,173,383	(1,844,756)	1,328,627	3,173,383	(2,407,514)	(672,098)	93,771
Domain names	82,347	(72,607)	9,740	82,347	(82,347)	—	—

	$5,640,745	$(3,949,191)	$1,691,554	$5,640,745	$(4,797,409)	$(672,098)	$171,238

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
15 Intangible assets, net (cont’d)
The impairment of $591,440 relates to the TJSTV contract of 3 years by Lang Yi of our advertising business, the contract was terminated in September 2008. The adjustment of $80,658 relates to the negative goodwill from finalization of purchase price allocation, see Note 6 (c).
During the years ended December 31, 2006, 2007 and 2008, the aggregate amortization charges amounted to $1,667,990, $1,587,569 and $848,219 (including discontinued operations of $224,033).
Based on the intangible assets subject to amortization, the Company estimates amortization expenses for each of the succeeding five years as follows:

2009	$65,238
2010	65,238
2011	19,423
2012	10,242
2013	10,242
2014	855

Total	$171,238

16 Other long term assets

	December 31,
	2007	2008
Television advertising rights (a)	$4,400,358	$—
Investment deposit (b)	2,470,382	2,470,382
Prepayment for insurance policy (c)	—	476,368
Others	2,908	—

	6,873,648	2,946,750
Less: Impairment loss in investment deposit (b)	(2,470,382)	(2,470,382)

Total	$4,403,266	$476,368

(a)
Television advertising rights relate to the prepaid right for QTV for the period from January 1, 2007 to December 31, 2013. The Company wrote off the unamortized balance of the rights of $4,295,649 following the termination of the contract with CYL and QTV in July 2008.

(b)
In April 2007, the Company paid an investment deposit of $3 million to ECC to purchase 49% of the equity in eChinaMobile (BVI) Ltd. (ECM), a wholly owned subsidiary of ECC. ECC is a US incorporated, Beijing based company that builds and maintains customer loyalty affinity programs and payment card programs for large corporations and financial institutions including Chinese blue chip companies. The primary objective of ECM was to establish a platform to provide VAS service and original content to customers of Linktone and ECC through the cross selling opportunities that arise through having access to each others extensive database of users. Because of certain disputes over the resources to be made available for use by ECM, ECC refunded $529,618 of Linktone’s investment deposit in January 2008, see Note 13(a). Linktone has sought legal remedies to recover the remaining amount. In view of the uncertainty of recovering this remaining amount, the Company recorded an impairment provision of $2,470,382 in 2007 against the remaining investment deposit.

(c)	The prepayment relates to an insurance premium for the period from 2010 to 2014.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
17 Taxes payable

	December 31,
	2007	2008
Value added taxes	$834,052	$1,398,909
Business taxes	358,692	618,008
Enterprise income taxes	1,137,731	1,729,811
Liabilities for uncertain tax positions (Note 22)	171,156	211,687
Other taxes	273,196	139,032

Total	$2,774,827	$4,097,447

18 Accounts payable, accrued liabilities and other payables

	Year ended December 31,
	2007	2008
Accounts payable	$273,127	$545,417
Accrued professional and consulting fees (Note 13 (d))	2,292,058	1,285,317
Accrued liabilities	4,631,941	7,496,428
Accrued payroll	1,373,196	784,370
Accrued welfare benefits	318,180	163,103
Payable for purchase of fixed assets	47,000	94,000
Other payables	338,030	427,805

Total	$9,273,532	$10,796,440

19 Segment Information for continuing operations
During 2008, the Group discontinued its television advertising operation by terminating the relevant contracts with third parties. Following these terminations, the Group operates in two business segments — VAS and casual game services. Based on the criteria established by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, the Company presents summarized statement of operation information by segment below, as used by the Group’s chief decision makers. As of December 31, 2007 and 2008, net assets of casual game business, excluding goodwill (Note 7), were not material, accounting for 4% and 3%, of the Group’s total net assets, respectively. In addition, as the Group generates its revenue solely from China, no geographical segments are presented.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
19 Segment Information for continuing operations (cont’d)

	Year ended December 31, 2008
	VAS	Casual game	Total
Revenues	$65,054,065	$1,971,737	$67,025,802
Sales tax	(2,417,247)	(102,872)	(2,520,119)
Segment cost of sales	(33,764,103)	(73,527)	(33,837,630)

Segment gross profit	28,872,715	1,795,338	30,668,053
Segment operating expenses	(25,551,911)	(657,147)	(26,209,058)

Segment income from operations	$3,320,804	$1,138,191	$4,458,995

	Year ended December 31, 2007
	VAS	Casual game	Total
Revenues	$48,287,549	$1,427,246	$49,714,795
Sales tax	(1,677,300)	(74,217)	(1,751,517)
Segment cost of sales	(20,306,906)	(70,889)	(20,377,795)

Segment gross profit	26,303,343	1,282,140	27,585,483
Segment operating expenses	(30,458,880)	(597,239)	(31,056,119)
Segment impairment charge	(3,142,396)	(2,000,000)	(5,142,396)

Segment loss from operations	$(7,297,933)	$(1,315,099)	$(8,613,032)

	Year ended December 31, 2006
	VAS	Casual game	Total
Revenues	$78,040,245	$1,467,409	$79,507,654
Sales tax	(3,197,913)	(82,099)	(3,280,012)
Segment cost of sales	(28,431,871)	(222,566)	(28,654,437)

Segment gross profit	46,410,461	1,162,744	47,573,205
Segment operating expenses	(41,024,051)	(730,893)	(41,754,944)

Segment income from operations	$5,386,410	$431,851	$5,818,261

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
20 Concentrations, uncertainties and other risks
(a) Dependence on the Operators
The Group’s VAS revenue is mainly derived from cooperative arrangements with the Operators in Mainland China. The Operators are entitled to a portion of the revenues earned from the transmission of telecom value added services as well as for the billing and collection of service. If the strategic relationship with either the Operators in the PRC is terminated or scaled-back, or if the Operators alter the revenue sharing arrangements, the Group’s telecom value-added service business would be adversely affected. Revenues and amounts due from operators which account for more than 10% of the Group’s gross revenues for continuing operations and gross accounts receivables in a particular year are as follows:
Revenues earned from China Mobile for the years ended December 31, 2006, 2007 and 2008 were approximately $60.2 million, $33.8 million and $49.0 million, respectively, representing 76%, 68% and 73% of gross revenues from continuing operations, respectively.
Amounts due from China Mobile as of December 31, 2006, 2007 and 2008 amounted to approximately $9.4 million, $7.0 million and $12.8 million, respectively, representing 73%, 67% and 83% of gross accounts receivable from continuing operations, respectively.
Revenues earned from China Telecom for the year ended December 31, 2006, 2007 and 2008 was approximately $9.6 million, $9.8 million and $7.5 million representing 12%, 20% and 11% of gross revenues from continuing operations.
Amounts due from China Telecom as of December 31, 2006, 2007 and 2008 amounted to approximately $1.2 million, $1.4 million and $0.9 million representing 9%, 14% and 6% of gross accounts receivable from continuing operations, respectively.
(b) Credit risk
The Group depends on the billing system of the Operators to charge the mobile phone users through mobile phone bills and collect payments from the users on behalf of the Group. The Group generally does not require collateral for its accounts receivable. The Group has not experienced any significant credit losses for any periods presented.
(c) Foreign exchange risk
The Group’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Group’s assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. In Mainland China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by PBOC. Remittances in currencies other than RMB by the Group in Mainland China must be processed through the PBOC or other Mainland China foreign exchange regulatory bodies and requires certain supporting documentation in order to affect the remittance.
(d) Mainland Chinese market macro-economic and regulatory and uncertainties
The Chinese market in which the Group operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to develop its telecom value added service business and to provide internet services in the PRC. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication and internet industries remain highly regulated. Restrictions are currently in place or are unclear regarding in what specific industry segments foreign owned entities, like the Group, may operate. The Group’s legal structure and scope of operations in the PRC could be subject to restrictions which could result in severe limitations on the Group’s ability to conduct business in the PRC, and this could have a material adverse impact on the Group’s financial position, results of operations and cash flows.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
21 Mainland China contribution plan and profit appropriation
Full time employees of the Company, its subsidiaries and VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company and its subsidiaries accrue for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits was $1,508,846 (including discontinued operations of $3,762), $1,474,599 (including discontinued operations of $223,343), and $1,279,540 (including discontinued operations of $234,149), for the years ended December 31, 2006, 2007 and 2008, respectively.
The Company is required to make contributions to the plan out of the amounts accrued for medical and pension benefits to the relevant local labor bureaus. The contributions for the years ended December 31, 2006, 2007 and 2008 amounted to $1,484,218, $1,448,590 (including discontinued operations of $197,522) and $1,288,845 (including discontinued operations of $247,454), respectively. The local labor bureaus are responsible for the medical benefits and the pensions to be paid to these employees. The Company has no further commitments beyond its monthly contributions.
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
The general reserve fund and statutory reserve fund can only be used for specific purposes, such as offsetting of accumulated losses, enterprise expansion or increasing the registered capital. The enterprise expansion fund was mainly used to expand the production and operation; it also may be used for increasing the registered capital. The statutory public welfare fund must be used for capital expenditures for the collective welfare of employees. The discretionary surplus fund may be used for any purposes at management’s discretion. These funds are not transferable to the Company in the form of cash dividends, loans or advances.
In respect of the years ended December 31, 2006, 2007 and 2008, the Group appropriated after-tax profits of $336,749, $15,883 and $105,757, respectively, to the general reserve and statutory reserve fund and statutory public welfare funds. As of December 31, 2006, 2007 and 2008, the Group had appropriated $2,344,525, $2,360,408 and $2,466,165, respectively, to non-distributable reserve funds.
22 Income Taxes
Cayman Islands and British Virgin Islands
Under the current laws of the Cayman Islands and British Virgin Islands, Linktone, Brilliant and Ojava Overseas are not subject to tax on income or capital gains.
Hong Kong, SAR
Under the current laws of Hong Kong, Noveltech and Linktone Media are subject to tax on income in Hong Kong at 16.5%.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
22 Income Taxes (cont’d)
China
Prior to January 1, 2008, the Company’s subsidiaries and VIEs, except for Unilink and Qimingxing, were subject to the old Enterprise Income Taxes (“EIT”) law of the PRC at a statutory rate which comprises national income tax and local income tax.
The new EIT law, which became effective from January 1, 2008, imposes a unified income tax at 25%. The new EIT law allows a five year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%. In addition, the new EIT law provides grandfather treatment for companies qualified as foreign investment production enterprises such as Linktone Internet. Under the new EIT law, Yuan Hang’s, Cosmos’s, Lian Fei’s and Ojava’s qualifications as high and new technology enterprises are subject to annual re-assessment by the relevant government authorities.
The statutory rate varied among the subsidiaries and VIEs as follows:
Linktone Consulting, Weilan, Ruida, Lianyu, Wei Lian, Lang Yi, Xian Feng and Xintong:
The applicable statutory rate was 33% and effective from January 1, 2008, the applicable statutory rate is 25%.
Zhong Tong, Linktone Software, Wang You and Ling Yu:
Since these entities are located in either the economic development zones in coastal cities or Pudong new district, they were subject to a preferential statutory rate of 15% which comprises 15% national income tax and zero local income tax. In 2008, they were subject to a transition rate of 18% under the new EIT law.
Huitong and Linktone Internet:
These entities qualify as foreign investment production enterprises and were established in a coastal economic development zone in the old urban district. The applicable tax rate was 27% which comprises 24% national income tax and 3% local income tax. Effective from January 1, 2008, the applicable tax rate is 25%. In addition, they are entitled to a two year EIT exemption followed by three years with a 50% reduction in the tax rate, commencing from the first profitable year.
Huitong was entitled to tax exemption in 2003 and 2004 and was at its first 50% reduction in tax rate year in 2005.
Given the above, Huitong’s applicable national income tax rate was 12% and its applicable local income tax rate was 1.5% in 2005 and 2007. In 2006, Huitong was designated as one of the top China national software enterprises and the preferential applicable national income tax rate was 10% and the applicable local income tax rate was 1.5%. Effective from January 1, 2008, the applicable statutory tax rate is 25%.
Linktone Internet was entitled to its first two years of tax exemption in 2005 and 2006, and was at its first and second 50% reduction in tax rate year in 2007 and 2008, respectively. Given the above, Linktone Internet’s applicable national income tax rate was 12% and its applicable local income tax rate was 1.5% in 2007. Its applicable tax rate in 2008 was 12.5%.
Yuan Hang, Cosmos, Lian Fei and Beijing Ojava:
These entities qualify as high and new technology enterprises. Lian Fei, Cosmos and Beijing Ojava are entitled to a three year tax exemption followed by three years with a 50% reduction in the tax rate, commencing from the first operating year. Yuan Hang is entitled to a two year exemption followed by three years with a 50% reduction in the tax rate, commencing from the first profitable year. Lian Fei was entitled to tax exemption from 2002 to 2004, Cosmos was entitled to tax exemption from 2003 to 2005 and Beijing Ojava was entitled to tax exemption from 2004 to 2006. Yuan Hang was entitled to tax exemption in 2004 and 2005. These enterprises were also subject to a preferential statutory rate of 15% which comprises 15% national income tax and zero local income tax prior to January 1, 2008.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
22 Income Taxes (cont’d)
Under the new EIT law, these entities’ qualifications as high and new technology enterprises are subject to annual re-assessment by the relevant government authorities. Yuan Hang, Cosmos and Beijing Ojava passed their respective annual assessments for 2008 and continued to be entitled to preferential tax treatment previously granted. Yuan Hang applicable tax rate for 2008 as confirmed by local tax bureau was 7.5%, half of the applicable preferential statutory rate of 15%. The Company adopted 9%, half of the transitional rate of 18% in 2008 for Cosmos and Beijing Ojava, as their applicable rate were not yet confirmed by local tax bureau. Lian Fei did not qualify as a high and new technology enterprise and its applicable tax rate in 2008 was 25%.
Unilink and Qimingxing
Unilink and Qimingxing were considered small businesses and were subject to a 2.4% tax on revenues and 4.8% on the difference between revenue and cost of service, as defined for tax purposes in 2006. In 2007, Unilink and Qimingxing were subject to a 3.3% tax on the difference between revenue and cost of service and other income. Their net profits for the year were subject to a further 20% personal income tax, levied as if these profits were distributed to the shareholders. In 2008, Unilink and Qimingxing were subject to a 2.5% tax on revenue and other income. Their net profits for the year were subject to a further 20% personal income tax, levied as if these profits were distributed to the shareholders. As confirmed with relevant local tax office, Unilink and Qimingxing are still considered as small businesses in 2009.
The new EIT law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax laws and rules. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, will be subject to a 5% rate. The shareholdings in the Company’s Chinese subsidiaries have been transferred to its investment holding companies in Hong Kong except for Wang You, Ruida, Linktone Software and Xintong, which are either dormant or loss making entities. According to PRC relevant regulation, Cai Shui [2008] No. 1, all profits earned by these foreign investment enterprises before January 1, 2008 are exempted from withholding income tax. However, all profits earned by these enterprises after January 1, 2008 will be subject to withholding income tax. The Company did not make any provision of withholding income tax liabilities as of the end of 2008 since it does not foresee any payments of dividends from its subsidiaries in China in the near future. It is the Company’s plan to retain its cash in China for reinvestment in its Chinese operations.
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
The provision for taxes on income for continuing operations consists of:

	Year ended December 31,
	2006	2007	2008
Current	$(1,421,308)	$(252,542)	$(1,123,929)
Deferred	154,125	(9,959)	378,403
Expense for uncertain tax positions (“UTP”)	—	(171,156)	(40,531)

Total	$(1,267,183)	$(433,657)	$(786,057)

For the year ended December 31, 2007, the Company recorded an amount of $171,156 (including related interest of $30,211 and penalties of $40,274) for uncertain income tax liabilities mainly arising from
(a) categorization of certain expenses in cost of service in our income tax declaration form for fiscal year 2007; if these expenses are deemed promotion related selling expenses then the deductible amount is subject to a limit set at a certain percentage of gross revenue, and

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
22 Income Taxes (cont’d)
(b) super deduction of certain expenses relating to development of our games which may not be accepted by the relevant tax authorities. These unrecognized tax benefits, if recognized would have reduced the Company’s effective tax rate for continuing operations by 1% in 2007.
In 2008, there were no new UTP identified but the amount of UTPs previously identified increased by $40,531 to $211,687 (including related interest of $61,049 and penalties of $43,043) due to incremental interest and penalty charges for another year.
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
Reconciliation of the difference between statutory tax rate and the effective tax rate:
The following is a reconciliation between statutory EIT rate and the Group’s effective tax rate for continuing operations:

	Year ended December 31,
	2006	2007	2008
Statutory EIT rate	33%	33%	25%
Effect of tax holiday	(29)%	2%	(6)%
Non-deductible expenses incurred outside the PRC	11%	(42)%	5%
Other non-deductible expenses/non-taxable income	6%	(4)%	(12)%
Change in valuation allowance	(1)%	1%	9%
Differential statutory tax rates applicable to certain subsidiaries	(10)%	3%	(3)%
New EIT law impact on deferred tax balances	—	(1)%	—
Adjustment to prior year tax provision	5%	4%	(3)%
FIN 48 provision	—	(2)%	—

Effective EIT rate for continuing operations	15%	(6)%	15%

The aggregate dollar and per share effect of the tax holiday in 2006, 2007 and 2008 was $2,623,000, $159,000 and $286,000 and $0.01, $0.00 and $0.00 per diluted and basic ordinary share, respectively.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
22 Income Taxes (cont’d)
The Group’s deferred tax assets and deferred tax liabilities at each balance sheet date are as follows:

	Year ended December 31,
	2007	2008
Deferred tax assets:
Establishment costs	$13,004	$9,927
Plant, property and equipment	204,637	201,588
Intangibles and other assets	212,283	574,211
Deferred income	116,854	39,464
Accrual and other liabilities	1,228,161	1,949,553
Advertising expenses	741,574	333,048
Net operating losses	303,221	158,635

Total deferred tax assets for continuing operations	2,819,734	3,266,426
Valuation allowance for continuing operations	(153,920)	(645,572)
Total deferred tax assets for discontinued operations	2,556,261	5,974,885
Valuation allowance for discontinued operations	(2,336,298)	(5,974,885)

Total deferred tax assets, net of valuation allowance	$2,885,777	$2,620,854

Deferred tax liabilities:
Accrued income	(1,448,656)	(1,083,365)
Intangibles	(87,719)	(29,647)

Deferred tax liabilities for continuing operations	(1,536,375)	(1,113,012)
Deferred tax liabilities for discontinued operations	(224,032)	—

Total deferred tax liabilities	$(1,760,407)	$(1,113,012)

Net deferred tax assets	1,125,370	1,507,842

Deferred tax assets — current	1,161,652	1,479,554
Deferred tax liabilities — current	(644,958)	(87,947)
Deferred tax assets — non current	608,676	116,235

Net deferred tax assets	$1,125,370	$1,507,842

	December 31,
	2007	2008
Movement in valuation allowance:
Balance at beginning of year for continuing operations	$249,664	$153,920
(Credit)/charge to expense	(95,744)	491,652

Balance at end of year for continuing operations	153,920	645,572

Balance at beginning of year for discontinued operations	44,854	2,336,298
Charge to expense for discontinued operations	2,291,444	3,638,587

Balance at end of year for discontinued operations	2,336,298	5,974,885

Total balance at end of year	$2,490,218	$6,620,457

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
22 Income Taxes (cont’d)
Subject to the approval of the relevant tax authorities, the Group had total tax loss carryforwards of approximately $28.3 million (including discontinued operations of $27.6 million) as of December 31, 2008 for EIT purposes. Approximately $0.4 million, $0.5 million (all of discontinued operations), $10.7 million (including discontinued operations of $10.5 million) and $16.7 million (including discontinued operations of $16.6 million) of such losses will expire on December 31 of 2009, 2011, 2012 and 2013, respectively. These tax loss carry forwards give rise to potential deferred tax assets totaling $6.0 million (including discontinued operations of $6.0 million). Under the current tax plan, the Group expects that it will not generate enough taxable income to utilize a portion of loss carry forwards. The valuation allowance is adjusted to reduce the amount of deferred tax assets if it is considered more likely than not that such assets will not be realized.
23 Capital structure
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
On August 7, 2006, the Company’s shareholders approved a new $20 million stock repurchase program. As of December 31, 2006, the Company had repurchased 1,965,501 ADSs for a total consideration of $10 million including brokerage commissions. The total outstanding shares repurchased of 2,165,501 ADSs were being held by the Company as treasury stock as of December 31, 2006.
During the year ended December 31, 2007, the Company did not purchase any ADSs in the open market and retired 2,165,501 ADSs.
During the year ended December 31, 2008, the Company issued 180,000,000 new ordinary shares to MNC for a total consideration of $68.4 million, see Note 1.
24 Stock option plans
The Board of Directors approved two stock option plans, 2000-1 Employee Stock Option Scheme and 2003 Stock Incentive Plan (“2003 Plan”) in November 2003. The 2003 Plan governs all stock incentive awards since November 2003. The plans provide for the grant to employees of incentive share options and for grants to employees, directors and consultants of non-statutory share options. Options are granted with a term of up to 10 years and generally vest over service periods that range from a year to four years. The plans are administered by the compensation committee designated by the Board of Directors.
The 2003 Plan includes a mechanism for an automatic annual increase in the number of ordinary shares available under the plan equal to the lesser of 2.5% of the total shares outstanding or 15,175,000 ordinary shares, which is known as the evergreen provision. Total ordinary shares available for issuance under both plans amounted to 65,117,445 ordinary shares as of December 31, 2008.
Share-based Compensation cost
The compensation cost recorded under SFAS 123R that has been charged against income was $1,458,558, $1,341,852 (including discontinued operations of $9,251) and $728,135 (including discontinued operations of $5,887) for the years ended December 31, 2006, 2007 and 2008, respectively.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
24 Stock option plans (cont’d)
Valuation assumptions
The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model. The following are the assumptions used for each respective period:

	For the year ended December 31,
	2006	2007	2008

Risk-free interest rate (%)	4.50-4.91	3.35-4.55	2.61-3.48
Expected life (years) (1)	2-6	6	3-6
Expected dividend yield (%)	0	0	0
Volatility (%) (2)	60	60	50-60

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

Award Activity Information
The following table summarizes the option activity under the Company’s stock option (shares) program for the periods presented:

	Year ended December 31
	2006		2007		2008
		Weighted		Weighted		Weighted	Weighted
		average		average		Average	Average	Aggregate
	Options	exercise	Options	exercise	Options	Exercise	Remaining	Intrinsic
	outstanding	price	outstanding	price	Outstanding	Price	contractual life	value

Outstanding at beginning of period	32,838,400	$0.40	14,720,641	$0.67	17,150,400	$0.56
Granted	7,550,000	$0.69	5,910,000	$0.29	3,340,000	$0.21
Exercised	(16,839,040)	$0.05	(1,075,400)	$0.08	(344,900)	$0.10
Forfeited/cancelled	(8,828,719)	$0.84	(2,404,841)	$0.78	(7,896,200)	$0.62

Outstanding at period end	14,720,641	$0.67	17,150,400	$0.56	12,249,300	$0.44	7.49	$31,005

Weighted average fair value of options granted during period		$0.41		$0.17		$0.11
Vested and expected to vest as of December 31,2006, 2007 and 2008	6,962,252	$0.61	9,460,871	$0.67	7,017,500	$0.52	6.64	$31,005
Vested and exercisable as of December 31, 2006, 2007 and 2008	5,764,539	$0.59	7,610,200	$0.68	6,262,400	$0.55	6.33	$31,005
The weighted average fair value of options granted during fiscal years 2006, 2007 and 2008 was $0.41, $0.17 and $0.11, respectively. The total intrinsic value of options exercised during fiscal 2006, 2007 and 2008 were $11.6 million, $0.2 million and $0.04 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares.
As of December 31, 2006, 2007 and 2008, there were $3.3 million, $2.3 million and $1.0 million, respectively, of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock-based awards granted to the Company’s employees. This cost is expected to be recognized over a weighted averaged period of 1.6 years.
Total compensation cost may be adjusted for future changes in estimated forfeitures.
The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2006, 2007 and 2008 were $1.1 million, $0.3 million and $0.03 million, respectively. The aggregate intrinsic value is calculated as the difference between the market value as of December 31, 2006, 2007 and 2008 and the exercise price of the shares.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
24 Stock option plans (cont’d)
The following is additional information relating to options outstanding as of December 31, 2008:

	Options outstanding as at December 31, 2008			Options exercisable as at December 31, 2008
		Weighted average	Weighted		Weighted average	Weighted
		remaining	average		remaining	average
Range of	Options	contractual life	exercise	Number	contractual life	exercise
exercise price	Outstanding	(years)	price ($)	exercisable	(years)	price ($)

$0.07~$0.10	1,066,300	2.27	0.09	1,066,300	2.27	0.09
$0.15~$0.35	6,047,500	8.95	0.25	1,366,200	8.38	0.29
$0.66~$1.00	4,270,500	7.15	0.67	2,964,900	7.11	0.67
$1.02~$1.40	865,000	5.39	1.14	865,000	5.39	1.14

	12,249,300	7.49	0.44	6,262,400	6.33	0.55

25 Commitments and contingencies
(a) Operating lease commitments
The Group rents offices under operating lease agreements. The net aggregate minimum future lease payments under non-cancelable operating leases as of December 31, 2008 are as follows:

2009	$772,730
2010	378,513
2011	196,260

$1,347,503

As of December 31, 2008, the Group had no operating lease commitments beyond 2011.
For the years ended December 31, 2006, 2007 and 2008 the Group incurred total rental expenses of $1,653,787, $1,625,320 and $1,394,023 respectively and total rental expenses include those incurred for the discontinued operations of $7,773, $125,417 and $117,652, respectively.
(b) Other commitments

Year ended
December 2008
Advertisement and other agreements with third parties	$770,451
(c) Significant legal proceedings
In June 2006, Shenzhen Tencent Computer System Co.,Ltd. (“Tencent”), which operates an instant messaging service platform QQ filed a lawsuit against Weilan and Linktone Consulting alleging infringement of intellectual property rights of QQ and unfair competition and claiming damages of $641,026 from the Group. The Group launched a platform called “iliao” or “ichat” in 2005 which Tencent claimed to be similar to its QQ. The Group’s “iliao” platform was licensed from ACL Wireless Co., Ltd (“ACL”), an Indian company and the Group paid ACL certain monthly license fees. On December 17 and 18, 2008, the court held the first hearing to review evidence presented by both parties. Based on advice from PRC legal counsel, management believes that it is reasonably possible that the Group could incur a loss with respect to this litigation, whether through reaching a final judgment on the merits or through settlement. However, as of the date of the report, it is not possible to estimate the range of such loss, if any. Accordingly, no provision was made as of December 31, 2007 and 2008. Management believes that the result of this litigation would not have a material impact on the Company’s financial statements.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
25 Commitments and contingencies (cont’d)
In December 2006, Yuan Hang filed a lawsuit against Tencent for infringement of its registered trade marks for two of its most popular casual games, “Wa Ken” and “Bao Huang” claiming damages of $669,231. Yuan Hang registered these trade marks in September 2003 and the lawsuit alleges similar games with the same names and trade marks appeared in the QQ game internet portal in February 2005. The court ruled in favor of Tencent in a hearing held in August, 2007 and Tencent was not required to pay Yuan Hang any damages. Yuan Hang appealed against this ruling and a second hearing was held in November 2007. Yuan Hang received the final verdict in June 2009 from High People’s Court of Shanxi Province that upheld the original verdict. All the related legal costs had been recorded in the financial statements.
26 Earnings/(loss) per share
The following table sets forth the computation of basic and diluted net earnings/(loss) per share for the periods indicated based on the requirements of SFAS 128:

	Year ended December 31,
	2006	2007	2008

Numerator:
Net income/(loss) from continuing operations	$6,948,493	$(7,467,662)	$4,309,208

Loss from discontinued operations	$(155,902)	$(8,936,340)	$(20,807,008)

Net income/(loss)	$6,792,591	$(16,404,002)	$(16,497,800)

Denominator:
Denominator for basic earnings/(loss) per share — weighted-average ordinary shares outstanding	253,850,193	239,499,334	374,285,807

Effect of dilutive option securities	5,679,338	—	561,521

Denominator for diluted earnings/(loss) per share	259,529,531	239,499,334	374,847,328

Basic earnings/(loss) per ordinary share:
Continuing operations	$0.03	$(0.03)	$0.01

Discontinued operations	$(0.00)	$(0.04)	$(0.05)

Total net income/(loss)	$0.03	$(0.07)	$(0.04)

Diluted earnings/(loss) per ordinary share:
Continuing operations	$0.03	$(0.03)	$0.01

Discontinued operations	$(0.00)	$(0.04)	$(0.05)

Total net income/(loss)	$0.03	$(0.07)	$(0.04)

27 Subsequent event
In May 2009, the Company’s board of directors approved the resignations of the Company’s Chief Executive Officer and director, Michael Guangxin Li, Chief Operating Officer, Anthony Chia, and Chief Financial Officer, Jimmy Lai, effective as of May 31, 2009. It also approved the resignation of non-executive director, Jun Wu, effective as of May 15, 2009. Effective as of May 31, 2009, the Company’s board of directors appointed Hary Tanoesoedibjo as the Company’s Chief Executive Officer and Colin Sung as the Company’s Chief Financial Officer and deputy Chief Executive Officer.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
28 Additional information — Condensed financial statements of the Company
Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings after certain appropriation to statutory reserves, if any, as determined in accordance with PRC accounting standards and regulations. The statutory reserve fund requires annual appropriations of 10% of net income after tax to be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of cash dividends, loans or advances. The restricted portion amounted to approximately $33.3 million and $43.9 million, or 43% and 34% of the Company’s total consolidated net assets as of December 31, 2007 and 2008, respectively. Even though the Company currently does not require any such dividends, loans or advances from its PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from our PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.
The condensed financial statements are presented below.

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
28 Additional information — Condensed financial statements of the Company (cont’d)
a) Condensed Balance Sheets

		As of December 31,
	Note	2007	2008

Assets
Current assets:
Cash and cash equivalents		$19,423,883	$67,876,395
Short term investments		—	3,425,127
Loan receivable from a related party	e	—	7,984,450
Deposits and other receivables		2,407,201	235,994

Total current assets		21,831,084	79,521,966
Investments in subsidiaries and VIEs	d	58,543,846	50,784,967
Other long term assets		—	476,368

Total assets		$80,374,930	$130,783,301

Liabilities and shareholders’ equity
Current liabilities:
Other payables and accruals		$1,817,224	$701,287

Total current liabilities		1,817,224	701,287

Long term liabilities:
Due to related parties	e	1,871,963	1,871,963

Total liabilities		$3,689,187	$2,573,250

Commitments and contingencies

Shareholders’ equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 240,291,330 and 420,636,230 shares issued and outstanding as of December 31, 2007 and December 31, 2008)		24,029	42,063
Additional paid-in capital		72,202,172	137,560,175
Accumulated other comprehensive income:
Cumulative translation adjustments		4,717,115	7,363,186
Accumulated losses		(257,573)	(16,755,373)

Total shareholders’ equity		76,685,743	128,210,051

Total liabilities and shareholders’ equity		$80,374,930	$130,783,301

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
28 Additional information — Condensed financial statements of the Company (cont’d)
b) Condensed Statements of Operations

	For the year ended December 31,
	2006	2007	2008

Net revenues	$—	$—	$—
Cost of services	—	—	—

Gross profit	—	—	—

Total operating expenses	(3,271,637)	(2,553,400)	(2,162,438)
Provisions for impairment	—	(3,142,396)	—

Loss from operations	(3,271,637)	(5,695,796)	(2,162,438)

Equity in profit/(loss) of subsidiaries and VIEs, net	8,397,217	(11,939,870)	(14,537,136)
Other-than-temporary impairment loss on investments	—	—	(1,476,937)
Other income and interest income, net	1,667,011	1,231,664	1,678,711

Income/(Loss) before tax	6,792,591	(16,404,002)	(16,497,800)

Income tax expense	—	—	—

Net income/(loss)	$6,792,591	$(16,404,002)	$(16,497,800)

c) Condensed Statements of Cash Flows

	For the year ended December 31,
	2006	2007	2008
Net cash (used in)/provided by operating activities	$(852,834)	$(1,622,461)	$11,740
Net cash (used in)/provided by investing activities	33,161,107	(6,000,000)	(8,918,767)
Net cash (used in)/provided by financing activities	(20,670,822)	87,377	57,359,539

Net (decrease)/increase in cash and cash equivalents	11,637,451	(7,535,084)	48,452,512
Cash and cash equivalents, beginning of year	15,321,516	26,958,967	19,423,883

Cash and cash equivalents, end of year	$26,958,967	$19,423,883	$67,876,395

LINKTONE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
28 Additional information — Condensed financial statements of the Company (cont’d)
d) Basis of Presentation
The condensed financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America except for accounting of the Company’s subsidiaries and VIEs, and certain footnote disclosures as described below.
The Company is generally a holding company of certain subsidiaries and VIEs. The Company records its investments in its subsidiaries and VIEs under the equity method of accounting as prescribed in Accounting Principles Board (“APB”) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Such investments are presented on the condensed balance sheet as “Investments in subsidiaries and VIEs” and 100% of the subsidiaries’ profit or loss as “Equity in profit of subsidiaries and VIEs, net” on the condensed statements of operations.
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
e) Related Party Balances
Balances with related parties for the periods indicated are as follows:

	2007	2008
	USD	USD
Loan receivable from a related party	$—	$7,984,450

Due to related parties:
Huitong	$1,073,632	$1,073,632
Linktone Consulting	626,226	626,226
Weilan	172,105	172,105

	$1,871,963	$1,871,963

Loan receivable of $7,984,450 is from GLD Investments Pte Ltd (“GLD”), a limited liability company incorporated in Singapore. 10% of GLD’s equity interests are owned by a member of the board of the Company, see also Note 12.
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
f) Commitments Long Term Obligations and Guarantees
The Company does not have any significant commitments, long term obligations or guarantees as of any of the periods presented.

Exhibit Index

4.23	Translation of Agreement on Aftermath of the Cooperation dated February 4, 2009 between Tianjin TV Satellite Channel and Shanghai Lang Yi Advertising Co., Ltd.

4.26
Translation of Agreement on Termination of Qinghai Satellite TV Project dated July 30, 2008 among CCYL Central Network Film and TV Center, Beijing Lianfei Wireless Communication Technology Co., Ltd. and Shanghai Lingyu Culture and Communication Co., Ltd.

4.27
Translation of Cooperative Agreement on Voice Magazine Service for the period from November 1, 2007 to October 31, 2008 between China Mobile Group Beijing Co., Ltd and Shanghai Weilan Computer Co., Ltd.

4.28
Translation of Cooperative Agreement on Voice Magazine Service for the period from November 1, 2008 to October 31, 2009 between China Mobile Group Beijing Co., Ltd and Shanghai Weilan Computer Co., Ltd.

4.30	Translation of Exclusive Consulting and Services Agreement dated January 1, 2007 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd.

4.31
Translation of Supplementary Agreement dated January 1, 2008 to Exclusive Consulting and Services Agreement dated January 1, 2007 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd.

4.32	Translation of Software License Agreement dated March 1, 2007 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (PETS Cellphone Games Software).

4.33	Translation of Software License Agreement dated January 1, 2008 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (Short Messaging Platform System Software V1.0).

4.34
Translation of Software License Agreement dated March 1, 2007 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (IVR Background Operating Software System V1.0).

4.35	Translation of Software License Agreement dated January 1, 2008 between Shanghai Huitong Information Co., Ltd. and Shanghai Qimingxing E-commerce Co., Ltd. (Jiayou cellphone game software V1.0).

4.36	Loan agreement dated October 10, 2008 between Linktone Ltd. and GLD Investments Pte. Ltd.

8.1	Significant Subsidiaries.

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Grant Thornton, Independent Registered Public Accounting Firm.

15.2	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm.

15.3	Consent of Walkers.

15.4	Consent of Jun He Law Offices.