Form 20-F
period 2009-12-31
LINKTONE LTD
filed 2010-06-29
CIK 1270532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________________
For the transition period from                      to
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
NONE
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 420,756,430 ordinary shares, par value US$0.0001 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

INTRODUCTION

PART I

Item 1. Identity of Directors, Senior Management and Advisers	1

Item 2. Offer Statistics and Expected Timetable	1

Item 3. Key Information	1

Item 4. Information on the Company	32

Item 4A. Unresolved Staff Comments	53

Item 5. Operating and Financial Review and Prospects	53

Item 6. Directors, Senior Management and Employees	79

Item 7. Major Shareholders and Related Party Transactions	89

Item 8. Financial Information	90

Item 9. The Offer and Listing	91

Item 10. Additional Information	91

Item 11. Quantitative and Qualitative Disclosures About Market Risk	105

Item 12. Description of Securities Other than Equity Securities	106

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies	108

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	108

Item 15. Controls and Procedures	108

Item 16. Reserved

Item 16A. Audit Committee Financial Expert	109

Item 16B. Code of Ethics	109

Item 16C. Principal Accountant Fees and Services	109

Item 16D. Exemptions from the Listing Standards for Audit Committees	110

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	110

Item 16F. Change in Registrant’s Certifying Accountant	110

Item 16G. Corporate Governance	112

PART III

Item 17. Financial Statements	112

Item 18. Financial Statements	112

Item 19. Exhibits	113

Exhibit 1.2
Exhibit 4.3
Exhibit 4.24
Exhibit 4.25
Exhibit 4.26
Exhibit 4.27
Exhibit 4.28
Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1
Exhibit 15.2
Exhibit 15.3
Exhibit 15.4
Exhibit 15.5
Exhibit 15.6
Exhibit 15.7

i

INTRODUCTION
This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009.
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
PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not Applicable.
Item 2. Offer Statistics and Expected Timetable
Not Applicable.
Item 3. Key Information
A. Selected Financial Data
The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects.” The following data as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009 has been derived from our audited consolidated financial statements for those years and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data as of December 31, 2005, 2006 and 2007 and for the years ended December 31, 2005 and 2006 has also been derived from our audited consolidated financial statements for those years, which are not included in this annual report. Our audited financial statements for the foregoing periods were prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.

All amounts below are in U.S. dollars, except for share number data.

	For the year ended December 31,
	2005	2006 (1)	2007 (1)	2008	2009

Statements of Operations and Comprehensive Income Data:
Gross revenue (2)	$73,608,603	$79,507,654	$49,714,795	$67,025,802	$62,216,694
Net revenue	70,487,256	76,227,642	47,963,278	64,505,683	59,913,405
Cost of services	(26,483,694)	(28,654,437)	(20,377,795)	(33,837,630)	(38,941,272)
Gross profit	44,003,562	47,573,205	27,585,483	30,668,053	20,972,133

Operating expenses:
Product development	(6,229,976)	(7,372,074)	(5,506,938)	(3,177,071)	(3,316,507)
Selling and marketing	(14,719,763)	(22,592,886)	(13,787,153)	(13,130,513)	(9,318,469)
General and administrative	(11,786,995)	(11,789,984)	(11,762,028)	(9,901,474)	(8,220,999)
Provisions for impairment	—	—	(5,142,396)	—	(2,068,127)
Total operating expenses	(32,736,734)	(41,754,944)	(36,198,515)	(26,209,058)	(22,924,102)
Income (loss) from continuing operations	11,266,828	5,818,261	(8,613,032)	4,458,995	(1,951,969)
Interest income, net of financial expenses (3)	1,965,801	1,589,180	1,111,337	1,728,654	1,614,575
Subsidy and other income, net of other expenses	720,763	862,830	467,690	384,553	431,005
Other-than-temporary impairment loss on investments	—	—	—	(1,476,937)	—
Income tax expense	(1,504,329)	(1,267,183)	(433,657)	(786,057)	(579,270)
Non-controlling interest	—	(54,595)	—	—	—
Net income (loss) from continuing operations	12,449,063	6,948,493	(7,467,662)	4,309,208	(485,659)
Income (loss) from discontinued operations, net of income tax benefit of $4,069 in 2008	—	(155,902)	(8,936,340)	(20,807,008)	596,551
Net income (loss)	12,449,063	6,792,591	(16,404,002)	(16,497,800)	110,892
Other comprehensive income	791,662	1,478,605	2,511,673	2,646,071	291,351
Comprehensive income (loss)	$13,240,725	$8,271,196	$(13,892,329)	$(13,851,729)	$402,243
Earnings (loss) per share:
Basic
Continuing operations	$0.05	$0.03	$(0.03)	$0.01	$(0.00)
Discontinued operations	$0.00	$(0.00)	$(0.04)	$(0.05)	$0.00
Total net income (loss)	$0.05	$0.03	$(0.07)	$(0.04)	$0.00
Diluted
Continuing operations	$0.05	$0.03	$(0.03)	$0.01	$(0.00)
Discontinued operations	$0.00	$(0.00)	$(0.04)	$(0.05)	$0.00
Total net income (loss)	$0.05	$0.03	$(0.07)	$(0.04)	$0.00
Weighted average ordinary shares:
Basic	257,020,040	253,850,193	239,499,334	374,285,807	420,677,724
Diluted	275,385,579	259,529,531	239,499,334	374,847,328	420,677,724

Statements of Cash Flows Data:
Cash flows from:
Operating activities of continuing operations	$9,561,944	$15,280,775	$4,592,626	$7,970,372	$546,684
Operating activities of discontinued operations	—	(1,157,443)	(14,779,630)	(10,799,804)	4,395,367
Investing activities of continuing operations	(34,440,154)	25,929,895	(3,042,125)	(12,887,561)	(6,480,967)
Investing activities of discontinued operations	—	(5,110,031)	(566,181)	(16,210)	—
Financing activities of continuing operations	(2,832,327)	(20,670,822)	25,847	57,359,539	(438,160)

(1)
The statements of operations and comprehensive income data for the years ended December 31, 2006 and 2007 have been adjusted to show the financial results of our advertising business (which included various cross-media advertising arrangements as described in Item 4.B. “Information on the Company — Revenue”) as discontinued operations. That business segment started in the fourth quarter of 2006 and was terminated in the third quarter of 2008.

(2)
Gross revenue in 2009 included $0.7 million from providing VAS-related marketing and technical services to GTS Far East Ltd., a variable interest entity of MNC Group (as defined below) with VAS business operations in the Republic of Indonesia.

(3)	Interest income includes $64,773 from a related party and $325,080 from related parties for the years ended December 31, 2008 and 2009, respectively.

	As of December 31,
	2005	2006	2007	2008	2009
Balance Sheet Data:
Cash, cash equivalents and restricted cash	$36,252,678	$51,445,086	$39,646,522	$81,593,823	$79,477,153
Short-term investments	41,580,530	1,012,230	2,315,334	14,372,646	19,702,747
Accounts receivable, net	15,945,662	12,371,700	10,164,756	15,245,030	12,538,597
Loans receivable from related parties	—	—	—	7,984,450	10,087,400
Tax refund, other receivables and other current assets	8,079,091	5,618,676	14,644,396	7,827,173	5,513,075
Property and equipment, net	3,565,446	2,852,735	2,258,814	1,031,543	530,769
Goodwill, intangible assets and other long-term assets	13,456,873	24,848,843	21,315,116	15,348,053	12,577,791
Total assets	$118,880,280	$98,149,270	$90,344,938	$143,402,718	$140,427,532
Total liabilities	18,790,369	9,000,427	13,551,129	15,192,667	11,536,511
Non-controlling interests	—	—	108,066	—	—
Total shareholders’ equity	100,089,911	89,148,843	76,685,743	128,210,051	128,891,021
Total liabilities and shareholders’ equity	$118,880,280	$98,149,270	$90,344,938	$143,402,718	$140,427,532
Exchange Rate Information
Our business is currently conducted in and from China in Renminbi. In this annual report, all references to “Renminbi” and “RMB” are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. The conversion of Renminbi into U.S. dollars in this annual report is based on the middle rate between buying and selling as published by the People’s Bank of China of the PRC. For reader convenience, this annual report contains translations of some Renminbi to U.S. dollar amounts for 2009 at US$1.00 : RMB6.8282, which was the middle rate on December 31, 2009. The published middle rate on May 31, 2010 was US$1.00 : RMB6.8274. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth the average middle rates for Renminbi expressed as per one U.S. dollar for the years 2005, 2006, 2007, 2008 and 2009:

Year	Renminbi Average(1)
2005	8.1826
2006	7.9579
2007	7.6040
2008	6.9451
2009	6.8310

(1)	Determined by averaging the middle rate between buying and selling rates on the last business day of each month during the relevant period.
The following table sets forth the high and low middle rates for Renminbi expressed as per one U.S. dollar during the past six months.

Month Ended	High	Low
December 31, 2009	6.8287	6.8268
January 31, 2010	6.8281	6.8269
February 28, 2010	6.8273	6.8269
March 31, 2010	6.8268	6.8261
April 30, 2010	6.8265	6.8259
May 31, 2010	6.8281	6.8265
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
We offer most of our telecom value-added services to users through three principal mobile phone and fixed line network operators in China, China Mobile Communications Corporation, or China Mobile, China United Telecommunications Corporation, or China Unicom, and China Telecom Group, or China Telecom, which service substantially all of China’s approximately 747 million mobile phone subscribers at the end of December 2009. As of December 2009, China Mobile had approximately 522 million mobile subscribers, or 69.9% of the mobile phone service market in China, China Unicom had approximately 145 million mobile subscribers, or 19.4% of the mobile phone service market in China, and China Telecom had approximately 80 million mobile subscribers, or the remaining 10.7% of the mobile phone service market in China. Given their dominant market position, our negotiating leverage with China Mobile, China Unicom and China Telecom (referred to as the operators in this annual report) is limited. If our various contracts with any of the operators are terminated or adversely altered, it may be impossible to find appropriate replacement operators with the requisite licenses and permits, infrastructure and customer base to offer our services, and our business would be significantly impaired. For 2007, 2008 and 2009, we derived approximately 67.9%, 73.1% and 74.4%, respectively, of our total revenue from China Mobile and are, therefore, particularly dependent on that operator.

Our services are provided pursuant to contracts that we have with the national offices of the operators, as well as several of their provincial and local affiliates. Each of these contracts is non-exclusive, and has a limited term (generally one or two years). We usually renew these contracts or enter into new ones when the prior contracts expire, but on occasion the renewal or new contract can be delayed by periods of one month or more. The terms of these contracts vary, but the operators are generally entitled to terminate them in advance for a variety of reasons or, in some cases, for unspecified reasons at their discretion. For example, several of our contracts with the operators can be terminated if:
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
Changes in the policies of the operators and in their enforcement of their policies have resulted in our company having to pay additional charges to the operators and have negatively affected our revenue. Further changes could materially and adversely impact our revenue, profitability and financial condition in the future.
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
In response to policy directives from China’s Ministry of Industry and Information Technology, or the MII (prior to the PRC government restructuring in March 2008, its predecessor, the Ministry of Information Industry), China Mobile and China Unicom introduced significant changes to their operating policies in the second half of 2006, including requiring double confirmations for new subscriptions and a requirement that a reminder be sent to existing monthly subscribers of their subscription and fee information and that inactive users be cancelled. In addition, in May 2007 China Mobile initiated a new policy under which all Wireless Application Protocol, or WAP, users are reminded of charges they may incur for WAP services. Changes in these policies have, among other things, enabled monthly subscribers to more easily reject our services. In 2008, in order to improve its oversight of service providers, China Mobile started to rank short messaging services, or SMS, and interactive voice response (known as “IVR”) service providers based on certain performance criteria, and those service providers that fall into a lower rank are subject to restrictions in service fees they may charge. These policy changes by the operators negatively affected our revenue and profitability from 2G, 2.5G and audio-related services in 2007, 2008 and 2009.

Moreover, in response to measures taken by MII, in November 2009 China Mobile, China Unicom and China Telecom implemented a series of measures targeting to eliminate offensive or unauthorized content, including pornographic content, on WAP sites in China, and suspended the ability of all of their third party WAP service providers, including our company, to charge for services, including services that do not contain offensive or unauthorized content. This suspension is still effective. Furthermore, in January 2010 China Mobile, China Unicom and China Telecom implemented additional measures in order to further improve user experience for mobile handset embedded services, including requiring additional notices to, and confirmations by, users before purchasing wireless value-added services that are embedded in mobile handsets, and requiring SMS short codes to be more tailored to the specific service offering or service partner (previously, a single SMS short code could be used for multiple service offerings or partners). We do not expect the measure on WAP services to materially adversely impact our revenue and profitability given that our revenue from WAP services has not been significant, but we expect the measures on mobile handset embedded services to negatively affect our revenue and profitability from data-related services in 2010.
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
The principal mobile operators in China have traditionally offered a limited number of specific telecom value-added services, such as personal information management, instant messaging and mobile news. However, in the last several years, they have been increasing their offerings of telecom value-added services. For example, in July 2006, China Mobile introduced its own integrated music service platform by working directly with music companies to provide downloads of various songs and music. In May 2007, China Mobile also started to promote its own value-added services on the embedded menus of handsets customized for China Mobile. Our business has been affected by this trend and will be adversely affected further if any of the operators decides to further increase its own offerings of telecom value-added services to mobile and fixed line phone users which compete with our services. Moreover, we could be partially or fully denied access to their networks as the operators expand their service offerings.
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

•	the operator experiences technical problems with its network that prevent the delivery of our services to the customer,
•	we experience technical problems with our technology platform that prevent delivery of our services, or
•	the customer refuses to pay for our service due to quality or other problems.
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
China Mobile generally charges us a service fee of 15.0% to 30.0% of the revenue generated by our services. China Unicom and China Telecom have implemented a sliding scale system whereby the percentage of gross revenue received by the service provider can range from 49.0% to 85.0% and 50.0% to 85.0%, respectively, depending on customer usage, revenue and other performance criteria. In 2009, we received on average 80.0%, 78.0% and 54.0%, respectively, of the gross revenue from China Mobile, China Unicom and China Telecom. Moreover, to the extent that the number of messages sent by us over each operator’s network in most provinces, exceeds the number of messages our customers send to us, we must pay per message network fees, which decrease in several provinces as the volume of customer usage of our services increases. The number of messages sent by us will exceed those sent by our users, for example, if a user sends us a single message to order a game but we in turn must send that user several messages to confirm his or her order and deliver the game itself. We cannot be certain that we will be able to satisfy these criteria in the future or that the operators will keep the criteria at their current levels.
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
In April and June 2008, China Mobile started to implement a quarterly credit and ranking for its SMS and IVR service providers, respectively, based on certain performance criteria, and those service providers that fall into a lower rank are subject to restrictions in service fees they may charge in the following quarters until the ranking improves. China Mobile may extend such ranking system to other services in the future. During 2008 and 2009, some of the telecom value-added services offered by our affiliated entities received lower ranks for certain quarters which reduced our revenue in those periods. If most of our affiliated entities fail to achieve a satisfactory ranking in the future, the service fees we may charge could be restricted, which would adversely affect our revenue and profit margin.

The services we offer and the prices we charge are subject to approval by the operators, and if requested approvals are not granted in a timely manner, our business could be adversely affected.
We must obtain approval from the operators with respect to each service that we propose to offer to their customers and the pricing for such service. In addition, any changes in the pricing of our existing services must be approved in advance by these operators. There can be no assurance that such approvals will be granted in a timely manner or at all. Moreover, under all of our contracts with China Mobile and most of our contracts with China Unicom and China Telecom, we cannot change prices more than once every six months or charge prices outside of a fixed range. Failure to obtain, or a delay in obtaining, such approvals could place us at a competitive disadvantage in the market and adversely affect our business. In addition, the operators’ more rigorous enforcement of their customer service policies in recent years may result in stricter scrutiny by the operators of our proposed services and pricing, which may in turn delay the approval process or result in disapproval of such proposed services or pricing.
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
We began commercially offering telecom value-added services in China in August 2000, and since that time, the technologies and services used in the telecom value-added services industry in China have developed rapidly. As a result of this rapid and continual change in the industry, you should consider our prospects in light of the risks and difficulties frequently encountered by companies in an early stage of development. These risks include our ability to:
•
attract and retain users for our telecom value-added services, especially for our 2.5G and audio-related services, and mobile online games which we expect to increase in 2010 following our acquisition of a 50.01% interest in Letang Game Limited, or Letang, a private Chinese company specializing in the development of mobile games and PC online games, in January 2010,

•	expand the content and services that we offer and, in particular, develop and aggregate innovative new content and service offerings, and sources of revenue which are not dependent on the operators,
•	procure effective distribution channels to promote our services,
•	respond effectively to rapidly evolving competitive and market dynamics and address the effects of mergers and acquisitions among our competitors,
•	maintain, expand and enhance our relationships with international media companies and other strategic partners and to generate meaningful returns from such partnerships, and
•	increase awareness of our brand and user loyalty.
Due to these factors, there can be no certainty that we will maintain or increase our current share of the highly competitive market in which we operate.

The success of some of our services is significantly dependent on our ability to obtain, customize and localize desirable content and technology from third parties and distribute our services effectively.
We are increasingly obtaining much of our telecom value-added services content, including wireless games, logos, music, news and other content such as popular radio or television programs, from third parties. Furthermore, we expect that we will license technology in connection with our development of next generation services. As the market for telecom value-added services develops, content and technology providers and distribution channel providers have increased their profits from these distribution and localization arrangements by demanding a greater share of revenue or other fees, which has adversely affected our financial performance, including adversely affecting our revenue from 2.5G services in 2009 and our gross margins in 2008 and 2009.
Many of our arrangements with content and technology providers as well as distribution channel providers are non-exclusive, short-term and subject to renewal. If our competitors are able to provide or distribute such content in a similar or superior manner or to license the same technologies, it could adversely affect the popularity of our services and our negotiating leverage with third party providers. In addition, lack of effective distribution channels has adversely affected our revenue from 2.5G services in 2009.
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
To minimize the amount of gross revenue which we recognize based on such estimates, we will typically delay announcing our quarterly and year-end financial results until we have received substantially all of the monthly confirmations from the operators. For the years ended December 31, 2007, 2008 and 2009, approximately 1.3%, 2.5% and 1.0%, respectively, of our gross revenue were based on such estimates. However, this approach requires us to announce our financial results after a relatively extended period following each period-end which could create uncertainty in the market for our ADSs and adversely affect their price. Starting from April 2007, China Unicom affiliates in all provinces have lengthened their time of confirming actual revenue figures to service providers by another four months. These factors in turn tend to increase the portion of our revenue that we must estimate for a given quarter.

We face intense competition.
The Chinese market for telecom value-added services is intensely competitive, and is changing rapidly. We compete principally with three groups of telecom value-added service providers in China:
•	dedicated service providers similar to Linktone whose business focus is to offer a variety of telecom content directly to mobile and fixed-line phone users,
•	the national Internet portal operators in China, which offer Internet access and content aggregation services on a nationwide basis in addition to telecom services, and
•	niche service providers, which focus primarily on a particular market segment or application that often builds on a pre-existing sector competency.
In addition, with China Mobile, China Unicom and China Telecom increasing their offerings of telecom value-added services, they also present competition to our business.
We have faced competition from service providers in the three groups described above since our entry into this market. We may also face significant competition from other parties, including the operators and companies which offer online services and are expanding to various degrees into telecom value-added services, such as Shanda Interactive Entertainment Limited, which acquired a controlling stake in one of our competitors, Hurray! Holding Co., Ltd., in 2009, and Focus Media Holding Limited, which primarily focus on Internet-based games and media services, respectively, but have also begun to offer wireless games and services. Moreover, entry barriers are relatively low for new competitors in the telecom value-added services market, particularly for 2G services. Several of our competitors have longer operating histories in China, greater name and brand recognition, larger customer bases and databases, significantly greater financial, technological and marketing resources and superior access to original content than we have. As a result, our existing or potential competitors may in the future achieve greater market acceptance and gain additional market share, which in turn could reduce our revenue.
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
Some of our contracts are with the operators’ parent companies and are nationwide, while other contracts are with the respective affiliates of the operators in various provinces and municipalities. As noted above, there are numerous, often highly-subjective bases on which the operators have the right to terminate our contracts with them. Moreover, some of our nationwide contracts or contracts with affiliates of China Mobile for Guangdong, Jiangsu, Liaoning and Zhejiang provinces and the municipalities of Shanghai and Beijing can be terminated at the discretion of either contracting party upon 15 to 30 days notice, depending on the contract. If these contracts are terminated or adversely altered or there is a general economic downturn in those areas, our business could be adversely affected. We cannot predict whether there will be a termination of our contracts with affiliates of the operators in significant provinces in the future.

We have incurred net losses for a significant portion of our history.
We incurred significant net losses until the first quarter of 2003 and began incurring net losses again in the first quarter of 2007 until the fourth quarter of 2008 during which time we were implementing our cross-media strategy which involved significant expenses. We also incurred a net loss for the fourth quarter of 2009 primarily as a result of an impairment provision related to the goodwill for our casual game business. We could incur significant net losses in the future due to changes in the market, operating environment and competitive dynamics and our ability to respond to those changes, as well as any possible new strategic initiatives launched by our company. If we do not sustain profitability, the market price of our ADSs may decline.
We have been required to record charges to earnings because the value of certain of our assets was deemed to have been impaired, and we may record such charges in future periods.
We are required by U.S. GAAP to review our receivables, short-term investments, intangible assets, goodwill and other assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. For the year ended December 31, 2007, we recorded impairment charges of $5.1 million related to an investment deposit, goodwill and other receivables. For the year ended December 31, 2008, in addition to impairment charges for some of the assets of our discontinued operations, we recorded an other-than-temporary loss on investments of $1.5 million related to our investment in a pooled investment fund, which is included under short-term investments in our balance sheet as of December 31, 2008 contained in our consolidated financial statements in this annual report. We also recorded an impairment charge of $2.5 million in 2009 related to the goodwill for our casual game business, which was caused by a downward revision in expected future cash flow for that business resulting from market competition. Please refer to Item 5. “Operating and Financial Review and Prospects — Results of Operations” and “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates.” We may be required to record similar impairment charges in the future if we determine that the value of our assets is impaired.
We may face increasing risks relating to conducting business internationally.
Although to date we have generated substantially all of our revenue within the PRC, we are in the process of implementing our long-term strategy to enter other markets in Asia to expand our geographic coverage and our range of product and service offerings. For example, in 2009, we recorded revenue of $0.7 million from providing telecom value-added services, or VAS, related market and technical services in Indonesia to an affiliate of PT Media Nusantara Citra Tbk, or MNC, our controlling shareholder. MNC, its subsidiaries and affiliates are hereinafter collectively referred to as MNC Group. In addition, we established an exclusive multi-year partnership with MLB Advanced Media, L.P., or MLBAM, the interactive media and Internet company of U.S. Major League Baseball, or MLB, in September 2009. Under the terms of the agreement, we became the exclusive licensee of certain MLB-related interactive media rights in China (including Hong Kong and Macau), South Korea, Indonesia and the Philippines. Such partnership was restructured in April 2010, and as a result, a third party, Allied Pacific Sports Baseball Network Limited, or Allied Pacific, in which we hold a direct 45% equity interest and an indirect interest through our 30% equity interest in such party’s other shareholder became MLBAM’s licensee and the licensed territory was expanded to include Thailand, Singapore and Vietnam. We are in the process of entering into an agreement with Allied Pacific to distribute MLBAM content via VAS in China. We are also continuously looking for opportunities to leverage the extensive media resources and relationships with content providers of MNC. As part of this initiative, we and MNC

(through its wholly owned subsidiary, MNC International Middle East Limited, or MIMEL) acquired 50% and 25% of the share capital of InnoForm Group, or InnoForm, in March 2010, respectively. In June 2010, we subscribed for additional new shares of InnoForm and as a result of which we and MNC (through MIMEL) hold 75% and 12.5% of the equity interest of InnoForm, respectively. InnoForm is a Singapore-based company with regional offices in Malaysia, Taiwan and Hong Kong, specializing in the development, distribution and licensing of edutainment and entertainment products. In addition, in June 2010 we purchased mandatory convertible bonds issued by PT Inti Idaman Nusantara, or IDN, from Starlight Ltd., or Starlight, a company incorporated under the laws of United Arab Emirates and the bond holder of IDN which is a variable interest entity of MNC Group, that will be converted into new shares of IDN representing 51% of its outstanding share capital for a total consideration of $13.2 million. The bonds are interest free and will be converted into shares of IDN upon IDN’s completion of its status into a foreign capital invested company as required by the relevant Indonesian laws and regulations. IDN, an Indonesian company, specializes in providing VAS services in Indonesia. We paid 65% of the total consideration in cash upon the closing of the transaction in June 2010 and will pay the remaining 27.5% of the total consideration six months after the closing date and 7.5% of the total consideration 12 months after the closing date. The purpose of the acquisition was in line with our expansion strategy in the region. We have very limited experience, however, operating in markets outside of China and in managing non-VAS businesses.
These initiatives may cause us to become increasingly subject to various risks relating to conducting business abroad, including:
•	political and economic instability in countries where we offer our products and services;
•	different user preferences and usage habits with respect to telecom value-added and other services in other markets;

•	legal or regulatory restrictions;

•	potentially negative consequences from changes in tax laws;

•	fluctuations in currency exchange rates;

•	difficulty in staffing and managing widespread operations;

•	differing protection of intellectual property; and

•	difficulties in collecting accounts receivable because of distance and different legal rules.
Our future growth and profitability may be materially and adversely affected if we cannot adequately manage these and any other risks which arise in connection with our international expansion. We may also be subject to impairment charges if the value of any of our overseas investments declines, as discussed in the foregoing risk factor.

Our acquisitions or ventures with strategic partners may have an adverse effect on our ability to manage our business.
We have made acquisitions and formed strategic alliances in the past. Some of the companies we acquired have not performed as well as we expected, and required significant further capital input and attention from our management. We also terminated or restructured certain strategic alliances. For example, in 2007, we terminated an investment agreement with eChinaCash, Inc., or ECC, to form a joint venture to establish a platform to provide VAS to users of ECC customer loyalty affinity and payment card programs which resulted in our incurring a net loss of $2.5 million. We also terminated our exclusive advertising arrangements with Qinghai Satellite Television, or QTV, and Tianjin Satellite Television, or TJSTV, in July and September 2008, respectively, which resulted in our incurring a net loss from discontinued operations of $20.8 million in 2008. We restructured our partnership arrangements with MLBAM in April 2010 as described in the foregoing risk factor. Nevertheless, if we are presented with appropriate opportunities, we may continue to acquire businesses, technologies, services or products or enter into strategic alliances which are complementary to our core telecom value-added services business in the future, but may also present similar challenges. For example, we acquired a controlling interest in Letang in January 2010, we and MNC (through MIMEL) also acquired in the aggregate 87.5% of the share capital of InnoForm in March 2010 and June 2010, and in June 2010 we also acquired mandatory convertible bonds that will be converted into new shares of IDN representing 51% of its outstanding share capital, as described above.
The requirement for significant further capital input and the diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Acquisitions or strategic alliances expose us to potential risks, including risks associated with the integration of new operations, services and personnel, ensuring effective internal controls with respect to acquired or new businesses, the extent to which acquired or new businesses give rise to unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions or strategic alliances and potential loss of, or harm to, relationships with employees and content providers as a result of integration of new businesses. Given the sophisticated technologies used in the telecom value-added services industry, the successful, cost-effective integration of other businesses’ technology platforms and services into our own is also a critical, and highly complex, aspect of any acquisition or strategic alliance. If we are unable to successfully enter into and implement acquisitions or strategic alliances in future periods, our business, financial condition and results of operations could be materially and adversely affected.
We depend on key personnel for the success of our business. Our business may be severely disrupted if we lose the services of our key executives and employees or fail to add new senior and middle managers to our management.
Our future success is heavily dependent upon the continuing service of our key executives, particularly Hary Tanoesoedibjo, our Chief Executive Officer, and Colin Sung, our Chief Financial Officer and Deputy Chief Executive Officer. Our future success is also dependent upon our ability to attract and retain qualified senior and middle managers to our management team. If one or more of our current or future key executives and employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and our business may be severely disrupted. For example, our revenue in the third quarter of 2009 was somewhat adversely affected by the resignations of our then current chief executive officer, chief financial officer and chief operating officer, as well as certain staff in our VAS business upon whom we relied as described below. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose customers and suppliers and incur additional expenses to recruit and train personnel. We do not maintain key-man life insurance for any of our executive officers.
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
If our current sources are insufficient to satisfy our capital requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. If we fail to raise additional funds on terms acceptable to us, or at all, such failure may have a material adverse effect on our business, financial condition and results of operations. For example, we may not be able to carry out parts of our future growth strategy to acquire assets, technologies and businesses that are complementary to our existing business or necessary to maintain our growth and competitiveness.
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

•
effectively maintain our relationships with the operators and our other partners such as Letang, a mobile and PC online game developer in which we acquired a 50.01% interest in January 2010, InnoForm, a developer, distributor and licensor of edutainment and entertainment products in which we and our controlling shareholder, MNC (through MIMEL), acquired in the aggregate an 87.5% interest in March 2010 and June 2010, and IDN, a VAS service provider in Indonesia in which we acquired in June 2010 mandatory convertible bonds that will be converted into new shares of IDN representing 51% of its outstanding share capital;

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
Both the continual accessibility of the networks of the operators in China and the performance and reliability of China’s Internet infrastructure are critical to our ability to attract and retain users. Moreover, our business depends on our ability to maintain the satisfactory performance, reliability and availability of our technology platform. The servers which constitute the principal system hardware for our operations are located in six locations in Beijing. We maintain backup system hardware in our offices in Shanghai and Beijing, but cannot be certain such backup will be adequate if there are problems with our primary system hardware. Any server interruptions, break-downs or system failures, including failures caused by sustained power shutdowns, floods or fire causing loss or corruption of data or malfunctions of software or hardware equipment, or other events outside our control that could result in a sustained shutdown of all or a material portion of the mobile networks, the Internet or our technology platform, could adversely impact our ability to provide our services to users and decrease our revenue.
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

We have been generating declining levels of revenue from our media advertising.
We sell and market our services through, among other things, media advertising. Our media advertising is typically in the form of television commercials and magazine, newspaper and website placements. Fee rates for our various marketing channels have become increasingly expensive while in most cases generating lower levels of gross revenue and thus negatively affecting our profit margin. We scaled down our spending on media advertising in 2008 and 2009 due to this declining rate of return. Our net income could continue to be negatively affected in future periods if we are not able to effectively manage advertising expenses and maximize the gross revenue we generate from such advertising. In addition, if we continue to curtail or cease our spending on media advertising in the future, we may not have other more attractive or cost-efficient methods to promote our services, which may negatively affect our business, financial condition and results of operations.
Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations which could adversely affect our ability to operate our business effectively or at all.
In connection with China’s entry into the World Trade Organization, or WTO, foreign investment in telecommunications and Internet services in China was liberalized to allow for up to 30.0% foreign ownership in value-added telecom and Internet services in 2002, 49.0% in 2003 and 50.0% thereafter. In order to meet these ownership requirements, as of December 31, 2009, we maintained control over the following affiliated Chinese entities which are each owned by our current and/or former employees and are treated as our variable interest entities, or VIEs, for accounting purposes: (i) Shanghai Weilan Computer Co., Ltd., or Weilan; (ii) Shanghai Unilink Company Ltd., or Unilink; (iii) Shenzhen Yuan Hang Technology Co., Ltd., or Yuan Hang; (iv) Beijing Cosmos Digital Technology Co., Ltd., or Cosmos; (v) Hainan Zhong Tong Computer Network Co., Ltd., or Zhong Tong; (vi) Beijing Lian Fei Wireless Communication Technology Co., Ltd., or Lian Fei; (vii) Shanghai Qimingxing E-commerce Co., Ltd., or Qimingxing; (viii) Beijing Ojava Wireless Information Technology Co. Ltd., or Beijing Ojava; (ix) Zhong Qing Wei Lian Cultural Communication Co., Ltd., or Wei Lian; (x) Beijing Lianyu Interactive Technology Development Co., Ltd., or Lianyu; (xi) Shanghai Ling Yu Cultural and Communication Co., Ltd., or Ling Yu; (xii) Shanghai Lang Yi Advertising Co., Ltd., or Lang Yi; and (xiii) Beijing Xian Feng Li Liang Co., Ltd., or Xian Feng.
Under the current shareholding structure, Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu have inter-provincial value-added telecommunication services licenses issued by the MII, and they offer our services through one or more of the telecommunications network operators in China. Yuan Hang offers services related to our online game business. Xian Feng provides music related content services to network operators. Ling Yu, Wei Lian and Lang Yi were dormant in 2009.
It is possible that the relevant Chinese authorities could, at any time, assert that any portion of or all of the existing or future ownership structure and businesses of us, any of our wholly owned subsidiaries, or any of our VIEs, violate existing or future Chinese laws, regulations or policies. It is also possible that the new laws or regulations governing the telecommunication or Internet sectors in China that have been adopted or may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of our, our wholly owned subsidiaries’ or our affiliated Chinese entities’ current or proposed businesses and operations. In addition, these new laws and regulations may be retroactively applied. For example, on September 28, 2009, GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games”, or Circular 13. Circular 13 expressly prohibits foreign investors from participating in Internet game operating businesses via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. It is not clear yet as to whether other PRC government authorities, such as MOFCOM and MII, will support GAPP to enforce the prohibition of the VIE model that Circular 13 contemplates. In any such case, we could be required to restructure our operations, which could adversely affect our ability to operate our business effectively or at all.

We may be unable to collect long-term loans to shareholders of our affiliated Chinese entities.
As of December 31, 2009, we had provided long-term interest free loans with an aggregate outstanding balance of approximately RMB114.0 million to shareholders of our affiliated Chinese entities for the purpose of investing in our affiliated Chinese entities as registered capital and to make payments to the selling shareholders from whom we acquired certain of our affiliated Chinese entities for settlement of purchase price consideration pursuant to applicable acquisition agreements. The term of these loans in each case is 10 years. The shareholders of our affiliated Chinese entities can only repay the loans by transferring to us or our designees all of their equity interest in the respective affiliated Chinese entity. Please refer to the table under Item 5. “Operating and Financial Review and Prospects —Arrangements with Consolidated Affiliates — Loan Agreements.” We expect that we will continue to be involved in and provide additional financial support in the future to the extent allowed by the Sarbanes-Oxley Act of 2002 and other applicable laws. Because of uncertainty associated with Chinese law, ultimate enforcement of the loan agreements is uncertain.
We depend upon contractual arrangements with our affiliated Chinese entities for the success of our business. These arrangements may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.
Because we are restricted by the Chinese government from owning telecommunications and Internet operations in China, we depend on our affiliated Chinese entities, Weilan, Unilink, Yuan Hang, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava, Lianyu and Xian Feng in which we have no direct ownership interest, to provide those services through contractual agreements with the operators. These arrangements may not be as effective in providing control over our operations as direct ownership of these businesses. For example, our affiliated Chinese entities could fail to take actions required to operate our business, such as entering into content development contracts with potential content suppliers or service contracts with the operators in China. Moreover, the fees for our services are paid by the operators directly to our affiliated Chinese entities, which are then obligated at our request to transfer substantially all or some of such fees to one of our wholly owned subsidiaries, Shanghai Linktone Consulting Co., Ltd., or Linktone Consulting, Shanghai Huitong Information Co., Ltd., or Huitong, Shanghai Linktone Internet Technology Co., Ltd., or Linktone Internet, Shanghai Linktone Software Co., Ltd., or Linktone Software, Wang You Digital Technology Co., Ltd., or Wang You, Beijing Ruida Internet Technology Co., Ltd., or Ruida, and Shanghai Xintong Information Technology Co., Ltd. or Xintong. If our affiliated Chinese entities fail to perform their obligations under these agreements, we may have to rely on legal remedies under Chinese law, which we cannot assure you would be effective or sufficient.
Contractual arrangements with our affiliated Chinese entities may cause a transfer pricing adjustment and may be subject to scrutiny by the PRC tax authorities.
We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with our affiliated Chinese entities were not entered into based on arm’s length negotiations. Although our contractual arrangements are similar to other companies conducting similar operations in China, if the PRC tax authorities determine that these contracts were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment which may result in an increase in our taxes. In addition, if for any reason we need to cause the transfer of any of the shareholder’s shares in our affiliated Chinese entities to a different nominee shareholder (such as if, for example, any of such shareholders is no longer employed by us), we might be required to pay individual income tax, on behalf of the transferring shareholder, on any gain deemed to have been realized by such shareholder on such transfer.

We generate our internal funds almost exclusively from our subsidiaries. If those entities are restricted from paying dividends to us, we may lose almost all of our internal source of funds.
We are a holding company with assets consisting primarily of cash generated from our initial public offering in March 2004 and issuance of new shares to MNC in April 2008, and our equity interests in Noveltech Enterprises Limited, or Noveltech, and Linktone Media Limited, or Linktone Media, both of which were incorporated in Hong Kong. See Item 4. “Information on the Company — History and Development of the Company.” Our internal source of funds has been derived almost exclusively from dividend payments from those entities after they receive dividends and payments from our subsidiaries and affiliated Chinese entities. We are likely to lose all of our sources of funds if those entities are restricted from paying dividends to us, except for interest and dividend we earned on our fixed deposits and short-term investments which totaled $1.2 million in 2007, $1.5 million in 2008 and $0.5 million in 2009. See also “— Any changes to our tax incentives could have a material adverse effect on our operating results. Our foreign ADS holders may be subject to PRC withholding tax on the dividends payable by us and upon gains realized on their sales of our ADSs if we are classified as a PRC “resident enterprise”” below.
Under Chinese law, Linktone Consulting, Huitong, Linktone Internet, Xintong, Wang You, Linktone Software and Ruida are required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are established to offset losses and for other general purposes under Chinese law and they are not distributable as cash dividends. If further restrictions on payments of dividends by our subsidiaries are implemented under Chinese law, our revenue could decrease significantly.
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
Our revenue and results of operations have varied in the past and may continue to fluctuate in the future. Many of the factors that cause such fluctuation are outside our control such as the changes in the policies of the operators and the enforcement of these policies. Steady revenue and results of operations will depend largely on our ability to:
•	attract and retain users in the increasingly competitive telecom value-added services market in China,
•	successfully implement our business strategies, and
•
update and develop our services, technologies and content, including aggregating, customizing and localizing third party technologies and content for the China market and other Asian markets we are entering.

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
We rely on a combination of copyright, trademark and trade secrecy laws and contractual restrictions on disclosure to protect our intellectual property rights. We have registered 107 trademarks with China’s Trademark Office and one trademark in each of Hong Kong, Singapore and Taiwan. We are in the process of applying for 34 additional trademarks in China. We have also obtained 27 copyright certificates in China for certain cartoons and images and 37 copyright certificates for computer software. Our efforts to protect our proprietary rights may not be adequate and effective to prevent infringement or misappropriation of our intellectual property rights, particularly in China where the laws may not protect our proprietary rights as fully as in the United States. Monitoring unauthorized use of our services is difficult and costly, and we cannot be certain that the steps we take will effectively prevent misappropriation of our technology and content. For example, competitors could copy one or more of our downloadable icons, and we may not become aware of the infringement in a timely manner or at all or be able to take effective action to enforce our rights.

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
Since the second half of 2008, global credit and capital markets, particularly in the United States and Europe, have experienced generally difficult conditions. These challenging market conditions have resulted in reduced liquidity, greater volatility, widening of credit spreads, lack of price transparency in credit markets, a reduction in available financing and lack of market confidence. These factors, combined with declining business and consumer confidence and increased unemployment in the United States and elsewhere in the world, have precipitated a global economic slowdown, including a slowdown in the rate of economic growth in recent quarters in China. Given the dramatic change in the overall credit environment and economy, it is difficult to predict how long these conditions will exist and the extent to which we may be affected. The uncertainty and volatility of credit and capital markets and the overall economy has had and may continue to have an adverse effect on our business. Furthermore, there can be no assurance that measures implemented by governments around the world to stabilize the credit and capital markets and new financial and economic policies, rules and regulations in jurisdictions where we operate will improve market confidence and the overall credit environment and economy. As a result, prolonged disruptions to the global credit and capital markets and the global economy may materially and adversely affect the Chinese economy, consumer spending in China and our business, results of operations, financial condition, prospect and future expansion plans.
Implementation of the PRC Labor Contract Law has increased and may further increase our operating expenses and have a material adverse effect on our results of operations.
The PRC Labor Contract Law became effective on January 1, 2008. The Labor Contract Law requires, among other things, employers to sign written contracts with their employees, restricts the use of temporary workers and formalizes workers’ rights concerning overtime hours, pensions, layoffs and the role of trade unions and provides for specific standards and procedures for the termination of an employment contract. In addition, the Labor Contract Law requires the payment of a statutory severance amount upon the termination of an employment contract in most cases. For further requirements imposed by the Labor Contract Law, please see Item 4.B. “Business Overview — Government Regulation — Labor Contract Law.” In December 2007, we performed an internal review of our human resource policies and employment contracts with our employees including part-time employees and took all steps necessary to comply with the Labor Contract Law. Implementation of the Labor Contract Law has increased and may further increase our operating expenses and have a material adverse effect on our results of operations.
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
We may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors.
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
The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets, including goodwill, from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes for a taxable year if either (a) 75.0% or more of our gross income for such taxable year is passive income (the “income test”), or (b) 50.0% or more of the average percentage of our assets during such taxable year either produce passive income or are held for the production of passive income (the “asset test”). For such purposes, if we directly or indirectly own 25.0% or more of the shares of another corporation, we generally will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income.
We believe we were a PFIC for United States federal income tax purposes for the previously ended taxable year and may be classified as a PFIC for the current taxable year. Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change. In addition, in valuing our assets, we have made a number of assumptions which we believe are reasonable. However, it is possible that the IRS may disagree with these assumptions, which may affect the determination of whether we are a PFIC in a given year. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will or will not be a PFIC for the current or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status.
Under recently enacted U.S. legislation and subject to future guidance, if we are a PFIC, U.S. Holders will be required to file, for returns due after March 18, 2010, an annual information return with the IRS relating to their ownership of our common shares or ADSs. Although expected, no guidance has yet been issued about such return, including on the information required to be reported on such return, the form of the return, or the due date for the return.

For further discussion of the adverse U.S. federal income tax consequences of our possible classification as a PFIC, see Item 10.E. “Additional Information — Taxation — United States Federal Income Taxation.”
We may have to constrain our business activities to avoid being deemed an investment company under the U.S. Investment Company Act of 1940.
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
A substantial portion of our assets may or are likely to be considered investment securities for purposes of the 1940 Act. These assets include fixed time deposits and short- and long-term investments. Although we believe that we do not currently fall within the definition of an investment company under the 1940 Act, we may not be able to conduct or significantly expand our business activities in relation to these types of assets in the future, and there is no assurance that we will not be deemed an investment company under the 1940 Act in the future.
Failure to achieve and maintain effective internal controls could have a material adverse effect on the trading price of our ADSs.
We are subject to the reporting obligations under the U.S. securities laws, and are required by the Securities and Exchange Commission, or the SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, to include a report of management on the effectiveness of our internal control over financial reporting. In addition, beginning in our annual report with respect to the year ending December 31, 2010, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Although our management concluded that our internal controls are effective in this annual report, our management may not conclude that our internal controls are effective in the future. Moreover, even if our management concludes that our internal control over our financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then it may decline to report on the effectiveness of our internal control over our financial reporting or may issue an adverse opinion. Any of these possible outcomes could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred, and expect to continue to incur, significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements.

We are controlled by MNC, whose interests may differ from other shareholders.
MNC currently holds approximately 58.2% of our outstanding ordinary shares. Accordingly, it has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval. In addition, without the consent of MNC, we may be prevented from entering into transactions that could be beneficial to us. The interests of MNC may differ from the interests of the other shareholders.
We may not be able to collect our loans to PT Cakrawala Alam Semesta, such arrangements could be deemed to be in violation of existing or future Indonesian regulations, and depreciation in the value of Indonesian Rupiah may adversely affect our results of operations.
During the period from July to November 2009, we extended loans in the aggregate principal amount of US$35.0 million to PT Cakrawala Alam Semesta, or Cakrawala, an Indonesian company controlled by us through contractual arrangements and treated as our VIE for accounting purposes. Cakrawala is owned by two of our employees. See Item 5. “Operating and Financial Review and Prospects — Our Corporate Structure” for information regarding such contractual arrangements. Cakrawala places the money we loaned to it in fixed time deposits with Indonesian banks. Such deposits can only be made by domestic Indonesian entities, and we established this VIE arrangement with Cakrawala to take advantage of favorable interest rates on fixed time deposits in Indonesia. Such fixed time deposits were in U.S. dollars in 2009, and in February 2010 we converted approximately US$15 million into Indonesian Rupiah. Since these VIE arrangements may not be as effective as direct ownership in providing us control over Cakrawala, in the event that Cakrawala fails to perform its obligations under our loan agreement with it, we may incur a loss on this loan or costs to enforce these arrangements.
In addition, there have been media reports that Indonesia’s central bank will soon announce measures on capital flows to control the frequent inflow and outflow of short-term funds. We cannot predict whether the Indonesian government will introduce capital control mechanisms in the future. Moreover, our VIE arrangements with Cakrawala could possibly be deemed a violation of existing Indonesian regulations on foreign investments in Indonesian fixed time deposits. In each case, our VIE arrangements with Cakrawala might be prohibited or restricted, which, if applied, could have a material adverse effect on our investments in Indonesia.
The Indonesian Rupiah experienced significant depreciation against the US dollar during the Asian economic crisis in 1997 and the exchange rate has fluctuated significantly in recent years. Although the Indonesian Rupiah has appreciated considerably from its low point in 1998, we cannot assure you that similar depreciation in the Indonesian Rupiah will not occur in the future. Such depreciation, if it occurs, would result in a loss on the value of our investments in US dollar terms.
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
We believe the elimination of uncertainties relating to the telecommunications industry restructuring plan and the launch of 3G mobile technologies are likely to attract new participants to the telecom value-added services market and motivate our existing competitors to adapt more aggressive strategies. Our inability to successfully adapt our strategy and maintain and enhance our relationships with the surviving operators may adversely affect our competitive position in the market. In particular, the launch of 3G mobile technologies could radically alter or even eliminate the market for SMS or 2.5G (including multimedia messaging services, or MMS, WAP and Java games) services with which we are more familiar. Although our team has been studying various potential 3G services, we have no experience commercially offering such services and may not be able to offer services which are attractive to 3G mobile handset users in a timely manner or at all. Furthermore, the 3G networks of China Mobile, China Unicom and China Telecom operate using different technological standards, and we may experience technical difficulties or delays in launching services across all three networks. Our inability to successfully capture opportunities in the 3G market could materially and adversely affect our operating results.
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
Our affiliates, Weilan and Yuan Hang, operate Internet websites in China, which are one of the channels through which our services are offered. The interpretation and application of existing Chinese laws and regulations, the stated positions of the main governing authority, the MII, and the possibility of new laws, regulations or policy positions being adopted have created significant uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese companies with Internet operations including those of our company. In particular, the MII has stated that the activities of Internet content providers are subject to regulation by various Chinese government authorities, depending on the specific activities conducted by the Internet content provider.
On July 13, 2006, the MII issued a notice with the purpose of increasing the regulation of foreign investment in and operations of telecom value-added services which includes Internet and telecommunications businesses in China. The regulations require Chinese entities (or shareholders of such Chinese entities) to own and control the Internet domain names and registered trademarks, and to have servers and other equipment used to host and operate websites and conduct business. The ownership requirements functionally limit foreign direct and indirect ownership and control of the intellectual property of these businesses even when attempted through various parallel control, licensing, use and management agreements. It is unclear whether these regulations will be strictly enforced or be reiterated by the government in future. The government has provided that the new regulations apply retroactively and requests that value-added services operators self-audit under these regulations and hold themselves accountable to the MII local offices. Failure to comply may cause the MII to terminate a telecommunications license or otherwise modify existing agreements or require the disposition of the assets by the foreign entity. Any anticipated foreign investment in such businesses will be subject to prior approval by the MII, and it is expected that approval for investment may not be easily obtained for foreign investment in these businesses unless in strict compliance with the requirements of MII. We cannot be certain that the commercial Internet content provider license issued by the local Shanghai Municipal Telecommunications Administration Bureau and held by Weilan or any value-added telecommunication license held by Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu will satisfy these requirements. Our failure to comply with applicable Chinese Internet regulations could subject us to severe penalties as noted in the prior risk factor.

RISKS RELATED TO DOING BUSINESS IN CHINA
A slowdown in the Chinese economy may reduce our growth and profitability.
The growth of the Chinese economy has been uneven across geographic regions and economic sectors. The growth of the Chinese economy has experienced a slowdown in 2009. The Chinese economy overall affects our profitability as spending on telecom value-added services may decrease due to slowing domestic demand. More specifically, increased penetration of telecom value-added services in the less economically developed central and western provinces of China will depend on potential customers in those provinces achieving certain income levels so that mobile handsets and related services become affordable to a significant portion of the population.
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
Certain of our subsidiaries and affiliated Chinese entities enjoy tax exemptions and reduced tax rates, which increase our net income. See Item 5. “Operating and Financial Review and Prospects — Taxation.” The new PRC Enterprise Income Tax law, or the new EIT law, which became effective on January 1, 2008, generally provides grandfather treatment for companies entitled to preferential tax exemptions granted prior to such effective date but requires annual assessment for exemptions previously granted to high and new technology enterprises. Three of our affiliated entities, namely Yuan Hang, Cosmos and Beijing Ojava, passed their respective annual assessments as high and new technology enterprises for 2008 and continued to be entitled to preferential tax treatments for three years from 2008 to 2010. One of our affiliated entities, Lian Fei, did not qualify as a high and new technology enterprise in 2008 and 2009 and therefore, was not entitled to preferential tax treatment in 2008 and 2009. Our future results could be materially and adversely affected if we are not able to maintain similar preferential tax treatment.

The new EIT law provides that enterprises incorporated inside or outside of China with a “de facto management body” in China are considered “resident enterprises” and will be subject to the uniform 25% enterprise income tax rate on their global income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting and properties of the enterprise. On April 22, 2009, the PRC State Administration of Taxation further issued a notice entitled “Notice Regarding Recognizing Offshore-Established Enterprises Controlled by PRC Shareholders as Resident Enterprises Based on Their De Facto Management Body.” Under this notice, a foreign company controlled by a PRC company or a group of PRC companies shall be deemed as a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations mainly function in the PRC; (ii) its financial decisions and human resource decisions are subject to decisions or approvals of persons or institutions in the PRC; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the directors or senior management personnel with voting rights reside in the PRC. Although our company is not controlled by any PRC company or a group of PRC companies, we cannot assure you that we will not be deemed to be a “resident enterprise” of the PRC under the notice mentioned above or the new EIT law and thus not be subject to PRC enterprise income tax on our global income.
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
In December 2006, the People’s Bank of China, or PBOC, promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. The Implementation Rules of the Administrative Measures for Individual Foreign Exchange, issued in January 2007 by SAFE, specify the approval requirements for PRC citizens who are granted shares or share options by an overseas listed company according to its employee stock ownership plan or stock option plan.
In March 2007, SAFE promulgated the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas-Listed Companies, or the Share Option Plan. According to the Share Option Rule, PRC citizens who are granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income from the sale of shares or dividends distributed by the overseas listed company may be converted into Renminbi or transferred to the employees’ individual foreign exchange savings account after such foreign exchange income is remitted into China. In addition, the overseas listed company or its PRC subsidiary or other qualified PRC agent is required to appoint an asset manager or administrator, appoint a custodian bank and open dedicated foreign currency accounts to handle transactions relating to the share option scheme or other share incentive plan. We and our PRC citizen employees who have been and will be granted share options, or PRC option holders, are subject to these rules. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions.

The uncertain legal environment in China could limit the legal protection available to our investors.
The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation enacted over the past 30 years has significantly enhanced the protection afforded to foreign invested enterprises in China. However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protection available to foreign investors such as the right of foreign invested enterprises to hold licenses and permits such as a value-added telecommunication license and requisite business licenses.
Any recurrence of severe acute respiratory syndrome, or SARS, an outbreak of the H5N1 strain of bird flu (avian influenza) or the H1N1 strain of swine influenza or another widespread public health problem could adversely affect our business and results of operations.
A renewed outbreak of SARS or another widespread public health problem in China, where substantially all of our revenue is derived, in Beijing, where our principal executive offices are located, and in Shanghai, where our back office operations are located, could have a negative effect on our operations. In addition, there has been confirmed human cases of avian influenza in PRC, Vietnam, Iraq, Thailand, Indonesia, Turkey and Cambodia and swine influenza in PRC, Japan, Korea and other countries which have proven fatal in some instances. If such an outbreak or any other similar epidemic were to spread in China, where most of our operations are located, it may adversely affect our business and operating results.
Our operations may be impacted by a number of health-related factors, including the following:
•	quarantines or closures of some of our offices which would severely disrupt our operations,
•	the sickness or death of our key officers and employees, and
•	a general slowdown in the Chinese economy or in any of the other markets where we operate directly or through strategic partnerships.
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
Chinese regulations relating to foreign exchange and acquisitions of Chinese companies by foreign entities may limit our ability to acquire Chinese companies and adversely affect the implementation of our acquisition strategy as well as our business and prospects.
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
On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, or the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or the CSRC, and the PRC State Administration of Foreign Exchange, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended in June 2009. The M&A Rules established, among other things, additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance when a foreign investor acquires equity or assets of a PRC domestic enterprise. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
The interpretation and implementation of the SAFE regulations and the M&A Rules vary from place to place, and it is presently uncertain how these variations and any future legislation concerning offshore or cross-border transactions will be interpreted or implemented by the relevant government authorities in connection with our future offshore financings or acquisitions. Thus, we cannot predict how they will affect our business operations or future acquisition strategy. For example, our present and prospective Chinese subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be conditioned upon compliance with the SAFE registration requirements by such Chinese residents, over whom we have no control. In addition, we cannot assure you that such Chinese residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations because we have no control over the outcome of the registration procedures. The failure by such Chinese residents to register with SAFE according to Notice 75 and Circular 106 may significantly limit our PRC subsidiaries’ ability to distribute dividends to us. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

The value of our ordinary shares and ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi.
The value of our ordinary shares and ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. From 1994 to July 21, 2005, the conversion of Renminbi into foreign currencies, including U.S. dollars, was based on exchange rates published by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign exchange market rates in China and current exchange rates on the world financial markets. During that period, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the Renminbi was revalued and allowed to fluctuate by reference to a basket of foreign currencies, including the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a band against a basket of foreign currencies. As a result, as of December 31, 2009, the Renminbi has appreciated significantly against the U.S. dollar since July 2005. There remains significant international pressure on the PRC government to adopt a substantially more liberalized currency policy, which could result in a further and more significant appreciation in the value of Renminbi against the U.S. dollar. Further revaluations of Renminbi against the U.S. dollar may also occur. It is difficult to predict how long the current situation may last and when and how the Renminbi exchange rates may change going forward. Our business and the price of our ordinary shares and ADSs could be negatively affected by a revaluation of the Renminbi against the U.S. dollar or by other fluctuations in prevailing Renminbi-U.S. dollar exchange rates. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position and the price of our ordinary shares and ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.
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

The following diagram shows the current organizational structure of our principal subsidiaries and affiliated Chinese entities as of May 31, 2010:

Note 1	Linktone International Limited, 100% owned subsidiary, incorporated in Dubai, United Arab Emirates in November 2009

Note 2	Shenzhen Yuan Hang Technology Co., Ltd.

Note 3
Shanghai Weilan Computer Co., Ltd., Shanghai Unilink Company Ltd., Beijing Cosmos Digital Technology Co., Ltd., Hainan Zhong Tong Computer Network Communication Technology Co., Ltd. Beijing Lian Fei Wireless Communication Technology Co., Ltd. Shanghai Qimingxing E-commerce Co., Ltd., Beijing Ojava Wireless Information Technology Co., Ltd. and Beijing Lianyu Interactive Technology Development Co., Ltd. and Beijing Xian Feng Li Liang Media Co., Ltd.

Note 4	100% owned by Indonesian individuals: PT Cakrawala Alam Semesta (acquired in July 2009)

Note 5	50.01% subsidiary owned by Shanghai Weilan Computer Co.,Ltd.: Letang Game Limited, (acquired in January 2010)

Note 6	50% associate owned by Linktone International Limited (acquired in March 2010)

Represents equity interest

Represents contractual arrangements between the parties

Represents pledge contractual arrangement between the parties

In March 2004, we completed the initial public offering of our ADSs, representing our ordinary shares, and listed those securities on the NASDAQ National Market (now the NASDAQ Global Market).
In April 2008, MNC (through its wholly owned subsidiary, MNC International Ltd., or MIL) completed a strategic investment in us and acquired approximately 57.1% of our total outstanding ordinary shares using a combination of a tender offer for existing ADSs and ordinary shares and a subscription for newly-issued ordinary shares. MNC acquired 6,000,000 ADSs in the tender offer process and subscribed for 180,000,000 newly-issued ordinary shares at a purchase price of $0.38 per ordinary share. MNC is the largest and only integrated media company in Indonesia, engaging in content production and distribution and operating nationwide free-to-air television networks, 24-hour program television channels, newspapers, tabloids, radio networks and online media. In connection with this strategic investment, MNC’s three nominees, Hary Tanoesoedibjo, Oriento Guyandi and Muliawan Guptha (who resigned with effect from July 1, 2010), were elected to our board of directors. Hary Tanoesoedibjo is our chief executive officer. As a result, our business strategies and developments are subject to substantial influence of MNC. In May 2010, MNC (through MIL) acquired an additional 500,000 of our ADSs from a third party through a privately negotiated transaction. After this acquisition, MNC (through MIL) holds approximately 58.2% of our total outstanding ordinary shares.
Our total capital expenditures for 2007, 2008 and 2009 were approximately $0.8 million ($0.3 million of which related to continuing operations), $0.3 million (all of which related to continuing operations) and $0.1 million (all of which related to continuing operations), respectively, primarily consisting of the purchase of computer and office equipment and leasehold improvements. We anticipate that we will have capital expenditures in the next 12 months of approximately $0.3 million for software and technology infrastructure products in connection with our normal maintenance and upgrading routines.
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
B. Business Overview
TELECOMMUNICATION VALUE-ADDED SERVICES
We provide entertainment-oriented telecom value-added services to mobile phone users over the 2G and 2.5G mobile telecommunications networks in China. We specialize in the development, aggregation, marketing and distribution of user wireless content and applications for access by China’s estimated 747 million mobile phone users at the end of 2009, primarily through three mobile network operators in China, China Mobile, China Unicom and China Telecom. We also provide certain audio-related services over the fixed and mobile line telecom networks in China.
Our 2G SMS-based services include ringtones, icons and screen savers, interactive SMS messaging in certain television programs, adventure, action, trivia and fortune-telling games, lunar and Western horoscopes, POP Messaging, jokes, fan clubs, event-driven or entertainment news updates, and a virtual mobile amusement park called WonderWorld.
We also offer 2.5G services, which include MMS, such as animated cartoons and screensavers, comic strips, magazine-style “mobile articles” on a variety of topics and event-driven news updates. In addition, our 2.5G offerings include WAP services, such as WAP-based ringtones, screensavers, games and dating services, and advanced JavaTM games, or Java games.

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
Games. We offer games based on the JavaTM and Brew programming languages which offer an effective way to create sophisticated 2.5G games. Currently we have about 30 Java games available on China Mobile’s mobile network, including fantasy and adventure games such as Category 3 Mission in the Supernatural World, Monkey King Westward Journey, The Goddess Dancer and Qijue Maken. We also offer WAP-based card games and games of chance such as blackjack, poker and mahjong, as well as WAP-based versions of our SMS games described above. In addition, our acquisition of a majority interest in Letang in January 2010 strengthened our mobile games portfolio and development capabilities. Letang develops mobile games for mobile phone users which can be accessed through the operators’ networks or embedded in the user’s mobile handset by the handset manufacturer. As of May 31, 2010, Letang had 104 internally developed downloadable mobile games that can be played on the major global mobile phone operating systems and platforms including Flash, Symbian, Java, MTK, Android, BlackBerry and iPhone.
With the build-out in China of 3G networks which enable real time interactivity and improved data services, we believe mobile online games will become popular among mobile phone users in the next several years. Letang is also developing mobile online games and launched its first mobile online game in May 2010.

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
CASUAL AND WEB GAMES
We, through our affiliated entity, Yuan Hang, offer online casual multi-player games such as billiards, card games and majong. Casual games are easier to play than typical multi-player online role-playing games, and can be played to a conclusion within a short period of time. The basic version of most games are available free-of-charge, and we sell virtual game enhancements, such as options for changing the appearance of the game-play or advanced tools, which players can use in the game, utilizing our prepaid point system. As of December 31, 2009, we had 83 casual games.
In addition, Yuan Hang began offering multi-player online role-playing web games in 2008. We launched three new web games which we license from local developers in 2009, and we had a total of five web games as of the end of 2009. In February 2009, we launched our first in-house developed web game, Voyage Tycoon, which features trading, adventure, battle and city conquering. Similar to our casual games, the basic versions of these games are available free-of-charge, and we sell virtual game enhancements, such as options for changing the appearance of the game-play or advanced tools, which players can use in the game, utilizing our prepaid point system.
VAS-RELATED CONTENT, MARKETING AND TECHNICAL SERVICES
In 2008, we provided VAS-related content, marketing and technical services to certain small or newly established service providers in mainland China in exchange for a fee. In 2009, we also provided similar services to GTS Far East Ltd, a VIE of MNC Group which has VAS business operations in the Republic of Indonesia.

REVENUE
China is the principal market in which we compete. We are also in the process of implementing our long-term strategy to enter other markets in Asia to expand our geographic coverage and our range of product and service offerings. As described above, our revenue is primarily comprised of SMS, 2.5G services including MMS, WAP and Java games, and audio-related services including RB and IVR services, and online casual games. Gross revenue for the years ended December 31, 2007, 2008 and 2009 are as follows:

	Year ended December 31,
	2007	2008	2009
2G services	$19,676,391	$27,505,193	$31,977,323
2.5G services	5,947,909	6,152,541	1,998,718
Audio-related services	22,565,965	28,108,005	26,027,658
Casual games	1,427,246	1,971,737	1,116,906
Others	97,284	3,288,326	1,096,089

Total revenue	$49,714,795	$67,025,802	$62,216,694

Our exclusive advertising arrangements with QTV and TJSTV were terminated in 2008, and our revenues from the related advertising services provided by us are reported in our financial statements as discontinued operations for both current and prior years. We incurred a total net loss from discontinued operations of approximately $8.9 million and $20.8 million in 2007 and 2008, respectively. We incurred a net gain of $0.6 million in 2009 from discontinued operations due to a reversal of certain provisions for doubtful accounts receivable as cash was subsequently collected from customers and a lower amount of payables were finalized with suppliers.
OPERATOR SERVICE AGREEMENTS WITH CHINA MOBILE, CHINA UNICOM AND CHINA TELECOM
General
Following the recent restructuring of the telecom industry in China, China Mobile, China Unicom and China Telecom became the only telecom operators in China. Given their market presence, our negotiating leverage with these operators is limited, and our business is dependent on maintaining our relationships with them. See Item 3.D. “Risk Factors — Risks Related to Our Company — We depend on the principal mobile and fixed line telecommunication network operators in China for delivery of our telecom value-added services, and the termination or alteration of our various contracts with any of them or their provincial or local affiliates could materially and adversely impact our business.” Our affiliates, Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu have entered into service agreements with the national and some provincial and local offices of the operators to offer our various services through their networks. For 2007, 2008 and 2009, we derived approximately 67.9%, 73.1% and 74.4%, respectively, of our gross revenue from China Mobile.
Service Fee Arrangements and Network Fees.
The following is a summary of the material features of our contractual relationships with the operators, and is not an exhaustive description.
Service Fee Arrangements. China Mobile’s provincial operators charge us a service fee equal to 15.0% of the gross revenue from our SMS, MMS and Java game services with the remainder paid to us. We currently pay a service fee equal to 30.0%, 18.0% and 21.0% of the gross revenue from our IVR, RBT and WAP services, respectively, offered through China Mobile’s network. China Unicom and China Telecom have implemented a sliding scale fee arrangement whereby we receive a range of 49.0% to 85.0% and 50.0% to 85.0%, respectively, of the gross revenue depending on customer usage, revenue and other performance criteria. In 2009, we received on average approximately 80.0%, 79.0% and 54.0%, respectively, of the gross revenue, with China Mobile, China Unicom and China Telecom receiving the remaining 20.0%, 21.0% and 46.0%, respectively. If a user does not pay the applicable fees for our services to China Mobile, China Unicom and China Telecom, the operators usually will not pay us for those services. In 2007, the operators, through most of their provincial and local offices, began to charge us service fees and network fees even if a customer defaults in payment to the operators for our services.

Network Fees. To the extent that the number of messages sent by us over China Mobile’s network exceeds the number of messages our customers send to us, we must also pay a per message network fee. China Mobile applies a sliding scale charge arrangement at a range of RMB0.05 ($0.007) to RMB0.08 ($0.012) and RMB0.15 ($0.02) to RMB0.2 ($0.03) per message network fee for SMS and MMS, respectively. Similarly, we pay China Unicom and its provincial affiliates a per message network fee of approximately RMB0.05 ($0.01), to the extent the messages we send exceed the number of messages sent to us by our customers. China Telecom charges RMB0.05 ($0.01) per message network fee.
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
2G and 2.5G and Other Services
•
Local game developers — We have licenses from several local game developers to use their games in our services such as Shinchan and Master Ghost Eyes. We pay them a percentage of the revenue received from the operators for each game. For certain other games such as Initial Battle Car Racing, The Return of the King, Category 3 Mission in the Supernatural World, Monkey King Westward Journey, The Goddess Dancer and Qijue Maken, we buy the copyrights of these games outright from the game developers including Letang and pay them a fixed fee for each copyright.

Audio-related Services — RB services
•
Ocean Butterfly — We are a non-exclusive provider of Ocean Butterfly’s catalog of music for WAP, MMS, SMS, RB and IVR services. We pay Ocean Butterfly a minimum guaranteed amount as well as a percentage of the profit we earn with respect to the related services after we have recouped the minimum guaranteed amount. Our agreement with Ocean Butterfly will expire in June 2011.

•
Universal Music — We have a non-exclusive license from Universal Music through its local registered company in Beijing to provide a catalog of 30 songs via RB tones. Under the agreement, we pay Universal Music a lump sum amount to use these songs for a period of two years. The term of our agreement with Universal Music will expire in October 2011.

•
Beijing Le Hai Sheng Shi — We have a non-exclusive license from Beijing Le Hai Sheng Shi to provide a catalog of 100 songs via RB tones. Under the agreement, we pay a lump sum amount to use these songs for a period of two years. Our agreement with Beijing Le Hai Sheng Shi will expire in October 2011.

•
Beijing Ding Le Sheng Shi — We have a non-exclusive license from Beijing Ding Le Sheng Shi to provide a catalog of 145 songs for WAP, MMS, SMS, RB and IVR services. Under the agreement, we pay a lump sum amount to use these songs for a period of two years. Our agreement with Beijing Ding Le Sheng Shi will expire in January 2012.

Audio-related Services- IVR services
•
Sing Sung — We have an agreement with Beijing SingSung Media Technology Co., Ltd., the producers of several radio programs, to provide telecom value-added services during the airing of these programs. Under the agreement, we are obligated to pay a deposit amount as well as a percentage of the revenue we receive with respect to the related services after we have recouped the deposit amount. Our agreement with SingSung will expire in December 2010, and we are in the process of renewing this agreement.

SALES AND MARKETING
Telecommunication Value-added Services
We sell and market our services principally to and through the operators as described below under “— Operator Channels.” We also sell and market through our websites, promotional events, direct marketing, media advertising, handset embedding and other activities as described below under “— Non-Operator Channels.”
Operator Channels
General. Our telecom value-added services are provided through the operators’ networks, and the operators collect all fees for our services from the ultimate users. As of December 31, 2009, we had approximately 46 sales professionals located in 27 provinces covering six regions, namely northeastern, southern, eastern, northern, northwestern and southwestern China, who work closely with the operators at the provincial and local level. As of December 31, 2009, we also had four sales professionals located in Beijing who work closely with the operators at the head office level.
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

We have also entered into agreements with 141 key Chinese mobile handset manufacturers and handset designers to embed certain of our telecom value-added services into their handsets for end-users’ easy access. We pay them a percentage of the revenue received from the operators, and our agreements with them are usually non-exclusive and have a term of two years. We expect the measures on mobile handset embedded services implemented in January 2010 by China Mobile, China Unicom and China Telecom to negatively affect our revenue and profitability from data-related services in 2010. See Item 3.D. “Risk Factors — Risks Related to Our Company — Changes in the policies of the operators and in their enforcement of their policies have resulted in our company having to pay additional charges to the operators and have negatively affected our revenue. Further changes could materially and adversely impact our revenue, profitability and financial condition in the future.”
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
Our websites and services are made available primarily through network servers located in the facilities of affiliates of China Mobile, China Unicom, China Telecom, 21ViaNet (China) and CNLink in Beijing. As of December 31, 2009, there were 123 such network servers, running on a Linux-based operating system and windows. We lease one dedicated line with 10 megabits per second capacity from 21ViaNet (China), two shared lines with 100 megabits per second capacity from China Unicom, one shared line with 100 megabits per second capacity from China Mobile, one shared line with 100 megabits per second capacity from China Telecom and one dedicated line with three megabits per second capacity from CNLink.
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
In addition, with China Mobile, China Unicom and China Telecom increasing their offerings of telecom value-added services, they also present competition to our business.
We may also face competition from companies in China which offer online and media services and are expanding to various degrees into telecom value-added services, such as Shanda Interactive Entertainment Limited, which acquired a controlling stake in one of our competitors, Hurray! Holding Co., Ltd., in 2009, and Focus Media Holding Limited, which primarily focus on Internet-based games and media advertising services, respectively, but which also offer wireless games and value-added services.
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
Please refer to Item 3.D. “Risk Factors — Risks Related to Our Company — We face intense competition” and “Risk Factors — Risks Related to Our Company — Our business has been adversely affected and will continue to be adversely affected if the operators continue to expand their own portfolio of telecom value-added services that compete with our services” for a more detailed discussion of the risks we face from our competitors.

GOVERNMENT REGULATION
The following is a summary of the principal governmental laws and regulations that are or may be applicable to wireless service providers like us in China. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of laws, particularly with regard to telecom value-added services, which is an emerging industry in China. For a description of the regulatory risks related to our business, please see Item 3.D. “Risk Factors — Risks Related to Our Company — Changes in the policies of the operators and in their enforcement of their policies have resulted in our company having to pay additional charges to the operators and have negatively affected our revenue. Further changes could materially and adversely impact our revenue, profitability and financial condition in the future;” “Risk Factors — Risks Related to Our Industry — The Chinese government or one or more of the operators may prevent us from distributing, and we may be subject to liability for, content that any of them believe is inappropriate;” “Risk Factors — Risks Related to Our Industry — Telecommunication laws and regulations in China are evolving and subject to interpretation and may change in the future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties;” “Risk Factors — Risks Related to Our Industry — The regulation of Internet website operators is also unclear in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations;” “Risk Factors — Risks Related to Our Company — Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations which could adversely affect our ability to operate our business effectively or at all;” and “Risk Factors — Risks Related to Doing Business in China — Chinese regulations relating to acquisitions of Chinese companies by foreign entities may limit our ability to acquire Chinese companies and adversely affect the implementation of our acquisition strategy as well as our business and prospects.”
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

•
Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (as amended in 2008), or the FI Telecom Regulations. The FI Telecom Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecom enterprise. Under the FI Telecom Regulations, a foreign entity is prohibited from owning more than 50% of the total equity in any value-added telecommunications business in China.

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

Regulation of SMS Services. On April 29, 2004, the MII promulgated a Circular on Certain Issues regarding Standardization of SMS Services, or the Circular. The Circular requires all service providers to obtain appropriate operating licenses before they can provide telecom value-added services through the networks of the operators in China. Service providers are also required to review the content in the process of collecting, developing, processing and sending any message. The message must not contain any content prohibited by the state. Provisions in this Circular apply to SMS services provided by fixed line operators as well.
On March 13, 2005, the MII promulgated the Telecommunications Service Standards, or the Standards. The Standards contain the minimum quality standards for telecommunication services to be provided to customers, with detailed and specific standards for each category of telecommunication services. Schedule 6 of the Standards sets forth requirements applicable to SMS services.
We have continuously monitored our SMS services in order to minimize the possibility of a violation of the Circular and the Standards.
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
Regulation of Internet Culture Activities. The Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which became effective on July 1, 2003, require Internet content providers which engage in Internet culture activities to obtain an Internet culture operations license from the MOC in accordance with the Internet Culture Measures. Unilink and Yuan Hang have acquired this license.
On November 20, 2006, the Ministry of Culture issued Several Suggestions of the Ministry of Culture on the Development and Administration of the Internet Music, or the Suggestions, which became effective on November 20, 2006. The Suggestions, among other things, reiterate the requirement for the Internet service provider to obtain the Internet culture business permit to carry on any business of Internet music products. In addition, foreign investors are prohibited from engaging in the Internet culture business operation.
On August 18, 2009, the PRC Ministry of Culture promulgated the Notice on Strengthening and Improving the Content Review of Online Music. According to this notice, only “Internet culture operating entities” approved by the Ministry of Culture may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. Internet culture operating entities should establish strict self-monitoring system of online music content and set up special department in charge of such monitoring.
Other Laws and their Application
Regulation of Information Security. Internet content in China is also regulated and restricted. The National People’s Congress, China’s national legislative body, adopted and amended the Decision of Maintaining Security on the Internet on December 28, 2000 and in August 2009, respectively, which provides that any of the following conduct may result in criminal punishment:
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
In addition, the newly amended Law on Preservation of State Secrets which will be effective on October 1, 2010 provides that whenever an Internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As requested by the authorities of state security, public security or state secrecy, the Internet service provider should delete any contents on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject us to liability and certain penalties imposed by the State Security Bureau, Ministry of Public Security and/or MII or their respective local counterparts.
Regulation of Internet Content Services. The Measures for the Administration of Internet Information Services, or the ICP Measures, went into effect on September 25, 2000. Under the ICP Measures, any entity providing information to online Internet users must obtain an operating license from MII or its local branch at the provincial level in accordance with the Telecom Regulations described above. The ICP Measures further stipulate that entities providing online information services in areas of news, publishing, education, medicine, health, pharmaceuticals and medical equipment must obtain permission from responsible national authorities prior to applying for an operating license from MII or its local branch at the provincial or municipal level. Moreover, ICPs must display their operating license numbers in a conspicuous location on their websites. ICPs must police their websites to remove categories of harmful content that are broadly defined. This obligation reiterates Internet content restrictions set by other ministries over the past few years.
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
Regulation of Foreign Direct Investment in Internet and Telecommunications Businesses. On July 13, 2006, the MII issued a notice with the purpose of increasing the regulation of foreign investment in and operations of telecom value-added services which includes Internet and telecommunications businesses in China. The regulations require Chinese entities (or shareholders of such Chinese entities) to own and control the Internet domain names and registered trademarks, and to have servers and other equipment used to host and operate web-sites and conduct business. The ownership requirements functionally limit foreign direct and indirect ownership and control of the intellectual property of these businesses even when attempted through various parallel control, licensing, use and management agreements. The government has provided that the regulations apply retroactively and requests value-added services operators self-audit under these regulations and hold themselves accountable to the MII local offices. Failure to comply may cause the MII to terminate a telecommunications license or otherwise modify existing agreements or require the disposition of the assets by the foreign entity.
Regulation of News Dissemination through SMS Services. On November 16, 2000, the Interim Measures on the Administration of Internet Websites’ Engagement in News Publication Services, or the Internet News Measures, were promulgated by the State Council News Office and the MII. These measures stipulate that general websites established by non-news organizations may publish news released by certain official news agencies if such websites satisfy the requirements set forth in Article 9 of the measures and have acquired the requisite approval, but may not publish news items produced by themselves or news sources from elsewhere. All the news that we publish and disseminate originates from official news agencies approved by the PRC government.
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
Regulations of Copyrights Relating to Online Transmissions. The Measures for the Administrative Protection of Internet Copyright Measures, or the Internet Copyright Measures, were implemented on May 30, 2005 to regulate acts of automatically providing functions such as uploading, storing, linking or searching works, audio or video products, or other contents through the Internet based on the instruction of an Internet content provider, without editing, amending or selecting any stored or transmitted content, and other acts of providing Internet information services in accordance with the Copyright Law.
The Internet Copyright Measures prescribe the procedures pursuant to which the Internet information service provider shall respond to complaints of copyright holders (individuals or entities). Where an Internet information service provider clearly knows an Internet content provider infringes other’s copyright through the Internet, or, fails to respond in time upon receipt of the copyright owner’s notice, and has caused damages to the public interests, the copyright administration authority may, in accordance with the Copyright Law, order the information service provider to stop infringement, and impose administrative penalties. Where there is no evidence to indicate that an Internet information service provider clearly knows the facts of tort, or the Internet information service provider has taken measures to remove relevant contents upon receipt of the copyright owner’s notice, the Internet information service provider shall not bear the relevant liabilities.

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
Regulation of Advertisements. The State Administration of Industry and Commerce, or the SAIC, is the government agency responsible for regulating advertising activities in China. The SAIC has not promulgated regulations specifically aimed at wireless advertising through a media other than the Internet, such as through SMS services. However, one provisional regulation issued by the Shanghai Communication Administration prohibits service providers from sending SMS advertisements without the SMS client’s consent.
On January 26, 2005, the SAIC and the MII jointly promulgated the Circular Regarding the Prohibition of Advertisements for Voice Messages, SMS and other Information Services Which Contain Unhealthy Content (the “SMS Advertising Circular”). The SMS Advertising Circular prohibits advertisement of information services with pornographic, obscene, superstitious and other unhealthy content, or advertisements that are misleading in pricing and payment terms of information services. The violations will be subject to penalties by relevant authorities pursuant to PRC advertising regulations, and that information service providers providing unhealthy contents will be subject to administrative and other penalties imposed by telecommunications authorities, the public security authorities and national security authorities.
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
On November 13, 2009, MCPRC once again issued the Circular of the Ministry of Culture on Improving and Strengthening the Examination of Content of Online Games. According to this circular, vulgar promotion and advertisement of online games, games propagating eroticism, gambling, violence, online games without the approval from MCPRC, and so on, are strictly prohibited.
On September 28, 2009, GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games”, or Circular 13. Circular 13 expressly prohibits foreign investors from participating in Internet game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. It is not clear yet as to whether other PRC government authorities, such as MOFCOM and MII, will support GAPP to enforce the prohibition of the VIE model that Circular 13 contemplates.
In addition, for imported online games, the relevant license agreements for such games are regarded as copyright import contracts and need to be registered with the MOC and the State Copyright Bureau, otherwise we can not remit licensing fees out of China to the foreign game licensor.
The Ministry of Culture of the PRC promulgated the Provisional Regulations on Online Game Administration on June 3, 2010, or the Provisional Regulations. The Provisional Regulations have streamlined the regulations on content administration of online games and review procedure of the imported online game products, which are consistent with the previous regulations on the same subjects, but with more specific procedures. The Provisional Regulations also address issues on protection of juveniles in online gaming, and online game operations, among others. These regulations are to take effect on August 1, 2010. Because they are not implemented yet, we do not know how these regulations would impact online gaming industry or us. We may be subject to more strict administration rules on online games imports, sales to operators, and content administration, and incur additional cost to operate our business.
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
In December 2006, the People’s Bank of China, or PBOC, promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. The Implementation Rules of the Administrative Measures for Individual Foreign Exchange, issued in January 2007 by SAFE, specify the approval requirements for PRC citizens who are granted shares or share options by an overseas listed company according to its employee stock ownership plan or stock option plan.
In March 2007, SAFE promulgated the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas-Listed Companies, or the Share Option Plan. According to the Share Option Rule, PRC citizens who are granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. Upon registration, foreign exchange income from the sale of shares or dividends distributed by the overseas listed company may be repatriated into China and converted into Renminbi or sent to the employees’ individual foreign exchange savings account in China. In addition, the overseas listed company or its PRC subsidiary or other qualified PRC agent is required to appoint an asset manager or administrator, appoint a custodian bank and open dedicated foreign currency accounts to handle transactions relating to the share option scheme or other share incentive plan. We and our PRC citizen employees who have been and will be granted share options, or PRC option holders, are subject to these rules. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions.
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

On January 7, 2009, the Ministry of Finance and the General Administration of Taxation jointly issued the Notice on the Issues Concerning Levy of Individual Income Tax on Income from Stock Appreciation Rights and Restricted Stock. According to this notice, the calculation and levy of individual income tax on the income of individuals from the exercise of stock appreciation rights and restricted shares in listed companies (whether in China or abroad) shall refer to the relevant Chinese regulations on levy of individual income tax on income from stock options. If the stock appreciation right or other rights under our stock plans are considered to be within the scope of this notice, our employees will be subject to individual income tax for their income from the exercise of the stock appreciation right or other rights under our stock plans.
Mergers and Acquisitions Rules
On August 8, 2006, the MOFCOM, the CSRC and four other PRC authorities at the state level promulgated the M&A Rules, which came into effect on September 8, 2006 and were amended in June 2009.
Under the M&A Rules, equity or assets merger and acquisition of PRC enterprises by foreign investors shall be subject to the approval from the MOFCOM or its competent local branches. In particular, a share swap between a foreign investor and a PRC enterprise shall be subject to the approval of the MOFCOM, and the share swap would not be approved unless such foreign investor is a listed company or an offshore SPV. As defined in the M&A Rules, an SPV is an offshore company that is directly or indirectly, established or controlled by PRC entities or individuals for the purposes of an overseas listing. In addition, the listing of the SPV shall be completed within one year after the issuing date of the business license of the PRC enterprise acquired by the SPV. The M&A Rules also include a valuation requirement, anti-trust clearance and national security clearance and other requirements in regulating M&A activities engaged by foreign entities such as us.
Under the M&A Rules, the listing of an SPV is subject to prior approval of the CSRC. On September 21, 2006, the CSRC promulgated Guidelines on Domestic Enterprises Indirectly Issuing or Listing and Trading Their Stocks on Overseas Stock Exchanges, which emphasize that SPVs referred to in the M&A Rules are subject to CSRC approval.
Labor Contract Law
In June 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. Compared to the Labor Law, the Labor Contract Law establishes more restrictions and increases costs for employers, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law, an employer is obliged to sign labor contract with unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts. The employer has to compensate the employee upon the expiration of a fixed-term labor contract, unless the employee refuses to renew such contract on terms the same as or better than those contained in the expired contract. The employer also has to indemnify an employee if the employer terminates a labor contract without a cause permitted by law. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from five to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day. In December 2007, we performed an internal review of our human resource policies and employment contracts with our employees including part time employees and took all steps necessary to comply with the Labor Contract Law. Implementation of the Labor Contract Law has increased and may further increase our operating expenses and have material adverse effect on our results of operations.

C. Organizational Structure
For information on our organizational structure, see Item 4 “Information on the Company — History and Development of the Company” and Item 5. “Operating and Financial Review and Prospects — Our Corporate Structure” and “Operating and Financial Review and Prospects — Arrangements with Consolidated Affiliates.”
D. Property, Plant and Equipment
Our principal executive offices are located in Beijing, where we lease approximately 776 square meters under lease agreements that will expire in February 2012 at an effective annual rent of approximately $0.2 million. Our primary branch office is located in Shanghai, where we currently lease approximately a total of 933 square meters under two lease agreements at a total effective annual rent of $0.3 million. One lease agreement for an area of 552 square meters will expire in November 2011 and the other lease agreement for an area of 381 square meters will expire in November 2010. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans. We also have other branch or representative offices in Guangzhou, Hangzhou, Chengdu, Nanjing, Changsha, Shenyang, Jinan, Zhengzhou, Wuhan, Fuzhou, Hefei and Xi’an.
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
Overview
We provide entertainment-oriented telecom value-added services to mobile and fixed line phone users in China. Our revenue is primarily derived from the sale of various 2G and 2.5G data related services, audio-related services and related consultancy services.
Our data-related services include SMS (2G), MMS, WAP and Java games (2.5G), and our audio-related services include IVR and RB services. We provide such services to users through the mobile and fixed line networks operated by China Mobile, China Unicom and China Telecom. We receive our revenue principally in the form of payments from these telecommunication network operators after the operators have deducted their service and network fees. Users pay for these services by monthly subscription and/or on a per usage basis.

For 2009, we generated $62.2 million in gross revenue, compared to $67.0 million for 2008, representing a decrease of 7.2%. The table below sets forth our gross revenue by service category in 2007, 2008 and 2009:

	Year ended December 31,
	2007	2008	2009
2G services	$19,676,391	$27,505,193	$31,977,323
2.5G services	5,947,909	6,152,541	1,998,718
Audio-related services	22,565,965	28,108,005	26,027,658
Casual games	1,427,246	1,971,737	1,116,906
Others	97,284	3,288,326	1,096,089

Total revenue	$49,714,795	$67,025,802	$62,216,694

The major factors affecting our results of operations and financial condition include:
•
Changes in Mobile Operator Policies or the Manner in Which They are Enforced. The operators regularly introduce changes to their operating policies. For instance, in 2006, in response to policy directives from MII, China Mobile and China Unicom introduced changes including requiring double confirmations for new subscriptions and a requirement that a reminder be sent to existing monthly subscribers of their subscription and fee information and that inactive users be cancelled. In April and June 2008, in order to improve its oversight of service providers, China Mobile started to rank SMS and IVR service providers based on certain performance criteria, and those service providers that fall into a lower rank are subject to restrictions in service fees they may charge. In January 2010, China Mobile, China Unicom and China Telecom began requiring additional notices and confirmations to end consumers during the purchase of embedded services in mobile handsets. Such policy changes by the mobile operators have negatively affected our revenue in the past. The telecom network operators may implement further measures in response to current or future policy directives of MII or due to changes in their internal management and control policies and procedures with respect to service providers such as our company, which may have a material negative impact on our business, results of operations and financial position.

•
Operator Service Agreements with China Mobile, China Unicom and China Telecom. Our ability to generate revenue and the terms under which we deliver our services depend to a large extent on our ability to maintain good relationships with the national, provincial and local offices of China Mobile and to a lesser extent, China Unicom and China Telecom and to differentiate our services through, among other things, innovative product development and appealing content from domestic and international content providers. Each operator charges us service fees from the gross revenue generated by our services. In addition, to the extent the number of SMS or MMS messages sent by us over China Mobile’s network exceeds the number of SMS or MMS messages our customers send to us, we must also pay a per message network fee. We also pay China Unicom and China Telecom network fees in most provinces on the same basis. These service and network fees are reflected in our cost of services and totaled $13.7 million, $16.3 million and $15.2 million for 2007, 2008 and 2009, respectively. Each operator could alter any of the terms of our service agreements with them or terminate the agreements for a variety of reasons in the future, including, for example, to increase their service or network fees to enhance their profitability at the expense of service providers.

•
Costs Associated with Content and Distribution Channel Provider Relationships. Our telecom value-added services include the delivery of third-party content and services, such as certain Java games and music downloads for ringtones and RBs, to our end users. We also distribute some of our services via interactive programs broadcast over television and radio and through embedded menus in mobile handsets. We provide this content and services typically based on revenue sharing arrangements under which we pay third-party content, interactive program providers and mobile handset manufacturers or designers (known as distribution channel providers) an agreed percentage of the estimated revenue realized from services incorporating their content or embedded in their mobile handsets. Most of our content licenses or cooperation contracts with television and radio stations and mobile handset manufacturers or designers have a limited term. Given the high demand for engaging, trendy content in the China telecom value-added services market and competitiveness in working with popular television and radio stations and mobile handset manufacturers or designers, we have limited leverage to negotiate significantly more favorable terms with these parties. Payments to third party content and distribution channel providers were $6.6 million, $17.4 million and $23.6 million, representing 13.7%, 28.2% and 37.9% of our total value-added services revenue in 2007, 2008 and 2009, respectively. Our net income could be adversely affected in future periods if revenue share payments continue to increase, either in absolute terms or as a percentage of our gross revenue. See Item 3.D. “Risk Factors — Risks Related to Our Company — The success of some of our services is significantly dependent on our ability to obtain, customize, localize desirable content and technology from third parties and distribute our services effectively.”

•
Marketing Expenses. In order to maintain visibility and demand for our SMS and IVR products and our competitive position in the market, we need to make continued investments in media advertising and integrated co-marketing. Our media advertising is typically in the form of television commercials and magazine, newspaper and website placements. Fee rates for our various marketing channels are becoming increasingly expensive while in some cases generating lower levels of gross revenue and thus negatively affecting our profit margin. Our advertising costs were $7.2 million, $4.5 million and $3.6 million in 2007, 2008 and 2009, respectively. We continued to scale down our investment in marketing expenses in 2009 due to a disappointing rate of return from our marketing investments. Our net income could continue to be adversely affected in future periods if we are not able to effectively manage advertising expenses and maximize the return from our advertising spending. In addition, if we continue to curtail or cease our spending on media advertising in the future, we may not have other more attractive or cost-efficient methods to promote our services, which may negatively affect our business, financial condition and results of operations. See Item 3.D. “Risk Factors — Risks Related to Our Company — We have been generating declining levels of revenue from our media advertising.”

•
Impairment charges. We are required under U.S. GAAP to review our receivables, intangible assets, goodwill and other assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. For the year ended December 31, 2007, we recorded an impairment charge of $5.1 million related to an investment deposit, goodwill and other receivables. For the year ended December 31, 2008, in addition to impairment charges for some of the assets of our discontinued operations, we recorded an other-than-temporary loss on investments of $1.5 million related to our investment in a privately managed investment fund, which is included under short-term investments in our balance sheet as of December 31, 2008. For the year ended December 31, 2009, we recorded an impairment charge of $2.5 million related to goodwill of our casual game reporting unit, which was caused by a downward revision in expected future cash flow for that business resulting from market competition. We may be required to record further impairment charges to earnings in our financial statements in future periods in which an impairment in the carrying amount of our assets occurs.

•
Taxes. Certain of our subsidiaries and affiliated Chinese entities have enjoyed tax exemptions and reduced tax rates. See “— Taxation” below. Such tax treatment increases our net income. Our future results could be materially adversely affected if we are not able to maintain similar tax treatment, particularly as a result of the revisions to the Chinese income tax law which became effective from January 1, 2008.

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
We conduct our business in China solely through our wholly owned subsidiaries, which were Linktone Consulting, Huitong, Linktone Internet, Linktone Software and Wang You in 2009. Ruida and Xintong were dormant in 2009.
In order to meet ownership requirements under Chinese law which place certain restrictions on Linktone, as a foreign company, to operate in certain industries such as value-added telecommunication and Internet content services, we maintain control over the following PRC affiliated companies which are each owned by our current and/or former employees and are treated as our VIEs for accounting purposes: (i) Weilan; (ii) Unilink (iii) Yuan Hang; (iv) Cosmos; (v) Zhong Tong; (vi) Lian Fei; (vii) Qimingxing; (viii) Beijing Ojava; (ix) Ling Yu; (x) Lianyu; (xi) Lang Yi; (xii) Wei Lian; and (xiii) Xian Feng.
Under the current shareholding structure, Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu have inter-provincial value-added telecommunication services licenses issued by the MII. Each of Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu offers our services through one or more of the telecommunications network operators in China. Yuan Hang offers services related to our online game business. Xian Feng provides music related content services to network operators. Ling Yu, Wei Lian and Lang Yi were dormant in 2009. We hold no direct ownership interest in these companies.
We, our Chinese affiliated entities and their respective shareholders are parties to a series of agreements governing the provision of our telecom valued-added services. In addition, as of December 31, 2009, we had provided long-term interest free loans to the shareholders of our Chinese affiliated entities with an aggregate outstanding balance of approximately $14.0 million. The proceeds from these loans have been used to fund investments in our Chinese affiliated entities. See “— Arrangements with Consolidated Affiliates” below.
In October 2007, we incorporated two holding companies in Hong Kong, namely Noveltech and Linktone Media. Our investment in Linktone Consulting, Huitong, Linktone Internet and Xingtong have been transferred to Noveltech.

In July 2009, we established and, through contractual arrangements, maintain control over PT Cakrawala Alam Semesta, or Cakrawala, an Indonesian based company which is 50% owned by each of two of our employees, Mulana Hutabarat and Jiohan Sebastian. Cakrawala was established for the purpose of holding our short term investments mainly in the form of fixed deposits in Indonesia. In addition, in November 2009 we incorporated Linktone International Limited, or Linktone International, in the United Arab Emirates to hold our investments in the South East Asia region, including our 75% equity interest of InnoForm and mandatory convertible bonds in IDN.
In January 2010, we acquired a 50.01% equity interest in Letang, a private Chinese company specializing in the development of mobile games and PC online games, in connection with the development of our mobile online game business. Also, we and MNC (through MIMEL) acquired 50% and 25% of the share capital of InnoForm in March 2010, respectively. In June 2010, we subscribed for additional new shares of InnoForm and as a result of which we and MNC (through MIMEL) hold 75% and 12.5% of the equity interest of InnoForm, respectively. InnoForm is a Singapore-based company with regional offices in Malaysia, Taiwan and Hong Kong, specializing in the development, distribution and licensing of edutainment and entertainment products.
In June 2010, InnoForm acquired 98.7% of the equity interest in GLD, a limited liability company incorporated in Singapore, from its shareholders. Hary Tanoesoedibjo, one of the directors of our board and our chief executive officer, holds the remaining 1.3% of the equity interest in GLD. GLD’s principal asset is a commercial office building in Singapore which InnoForm has been occupying since such acquisition.
Our primary internal source of funds is dividend payments from our wholly owned subsidiaries in China, Hong Kong, British Virgin Islands and United Arab Emirates, namely, Linktone Consulting, Huitong, Linktone Internet, Linktone Software, Xintong, Brilliant Concept Investments Ltd., or Brilliant, Wang You, Ojava Overseas Ltd, or Ojava Overseas, Ruida, Noveltech, Linktone Media and Linktone International. Under the Chinese tax regulations which became effective in January 2008, dividends paid to a foreign invested enterprise from Chinese entities are subject to a 10% withholding tax. However, a lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, are subject to a 5% rate. Nevertheless, the PRC State Administration of Taxation promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant tax treaty benefits. It is unclear at this early stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. It is possible, however, that under Circular 601 our Hong Kong subsidiaries would not be considered to be the beneficial owners of any such dividends, and that such dividends would as a result be subject to income tax withholding at the rate of 10% rather than the favorable 5% rate applicable under the tax treaty between mainland China and Hong Kong. Under current Chinese law, Linktone Consulting, Huitong, Linktone Internet, Linktone Software, Wang You, Ruida and Xintong are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. Dividends paid to us by Brilliant and Ojava Overseas, which were incorporated in the British Virgin Islands, Noveltech and Linktone Media, which were incorporated in Hong Kong, and Linktone International which was incorporated in United Arab Emirates, are not subject to tax.

Arrangements with Consolidated Affiliates
Current Chinese laws and regulations impose significant restrictions on foreign ownership of value-added telecommunication and online game businesses in China. Therefore, we conduct substantially all of our operations in China through a series of agreements with our affiliated Chinese entities, which were Weilan, Unilink, Yuan Hang, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava, Lianyu and Xian Feng, in 2009. These companies are VIEs under Accounting Standard Codification (“ASC”) 810 (formerly known as Financial Accounting Standard Board (“FASB”) Interpretation No. 46R, or FIN 46R), and accordingly, have been consolidated into our financial statements. Transactions between these entities and our company and subsidiaries are eliminated in consolidation.
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
Powers of Attorney. Each of the shareholders of our affiliated Chinese entities have irrevocably appointed Colin Sung, our deputy chief executive officer and chief financial officer, as attorney-in-fact, to vote on their behalf on all matters on which they are entitled to vote with respect to affiliated Chinese entities as the case may be, including matters relating to the transfer of any or all of their respective equity interests in our affiliated Chinese entities and the appointment of the directors and general manager of our affiliated Chinese entities. The term of each of the powers of attorney is 10 years. These powers of attorney do not extend to votes by the shareholders of our company or subsidiaries.
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
Exclusive Consulting Services Agreements. We provide most of our affiliated Chinese entities with exclusive consulting services related to legal, finance, human resources and office administration. The term of these services agreements is renewable every year. We charged Weilan, Unilink, Yuan Hang, Cosmos, Lian Fei, Zhong Tong, Qimingxing, Beijing Ojava, Xian Feng, an aggregate fee of $3.0 million, $1.9 million and $2.0 million for these services in 2007, 2008 and 2009, respectively. The service fees payable to us are subject to our adjustment from time to time based on the actual operating results of our affiliated Chinese entities.

Trademark, Domain Name and Software License Agreements. In 2007, we granted Weilan and Unilink a license to use our domain name (www.linktone.com) and our registered trademarks. Linktone Consulting has also granted Weilan and Unilink licenses to use certain of its domain names. The licensee of each of the licenses described above pays us an annual license fee of RMB10,000 ($1,463). Because of the insignificant amounts involved, we waived these fees in 2007, 2008 and 2009. In addition, Huitong and Linktone Internet have granted Weilan, Unilink, Lian Fei, Zhong Tong, Qimingxing and Xian Feng multiple licenses to use various software programs relating to our SMS, MMS, WAP, RB and IVR platforms, databases and games. We invoiced Weilan, Unilink, Lian Fei, Zhong Tong, Qimingxing and Xian Feng an aggregate fee of $17.3 million, $25.2 million and $25.2 million for the use of this software in 2007, 2008 and 2009, respectively.
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
Loan Agreements. We have extended interest-free loans to the shareholders of our affiliated Chinese entities for the purpose of investing in our affiliated Chinese entities as registered capital and to make payments to the selling shareholders from whom we acquired certain of our affiliated Chinese entities for settlement of purchase price consideration pursuant to applicable acquisition agreements. The term of these loans in each case is 10 years. The shareholders of our affiliated Chinese entities can only repay the loans by transferring to us or our designees all of their equity interest in the respective affiliated Chinese entity. The following table sets forth the date the loan agreement was entered into, the borrower, the affiliated Chinese entity, the interest, the maturity date and the amount of each loan, as of December 31, 2009.

		Affiliated
Date of loan agreement	Borrower	entity	Interest	Maturity date	Outstanding balance
					(in thousands	(in thousands
					of RMB)	of $)
November 27, 2003	Baoxin Yao	Weilan	None	November 26, 2013	2,798.7	338.1
November 27, 2003	Wenlei Wang	Weilan	None	November 26, 2013	2,365.8	285.8

August 25, 2004	Wenjun Hu	Unilink	None	August 24, 2014	5,000.0	604.1
August 25, 2004	Lin Lin	Unilink	None	August 24, 2014	5,000.0	604.1

May 31, 2005	Yuming Cai	Yuan Hang	None	May 30, 2015	2,403.9	290.4
May 31, 2005	Feng Gao	Yuan Hang	None	May 30, 2015	2,403.9	290.4

June 30, 2005	Hongjie Qi	Cosmos	None	June 29, 2015	16,953.1	2,073.8
June 30, 2005	Miao Yan	Cosmos	None	June 29, 2015	16,953.1	2,073.8

June 30, 2005	Hongyan Lu	Lian Fei	None	June 29, 2015	7,738.6	939.5
June 30, 2005	Yuxia Wang	Lian Fei	None	June 29, 2015	8,928.8	1,083.3

		Affiliated
Date of loan agreement	Borrower	entity	Interest	Maturity date	Outstanding balance
					(in thousands	(in thousands
					of RMB)	of $)
June 30, 2005	Teng Zhao	Zhong Tong	None	June 29, 2015	6,850.6	826.9
June 30, 2005	Yi Huang	Zhong Tong	None	June 29, 2015	6,850.6	826.9

August 31, 2005	Xing Xu	Qimingxing	None	August 30, 2015	7,528.5	933.9
August 31, 2005	Peien Zhu	Qimingxing	None	August 30, 2015	7,528.5	933.9

August 15, 2006	Yugang Wang	Beijing Ojava	None	August 14, 2016	4,000.0	501.7
August 15, 2006	Peiyu Su	Beijing Ojava	None	August 14, 2016	4,000.0	501.7

February 9, 2007	Xiao Ke Zha	Lianyu	None	Feb 8, 2017	700.2	90.3
February 9, 2007	Zhi Wang	Lianyu	None	Feb 8, 2017	1,031.8	133.0

December 20, 2007	Ai Hua Zhang	Xian Feng	None	Dec 19, 2017	2,550.0	346.2
December 20, 2007	Juan Yang	Xian Feng	None	Dec 19, 2017	2,450.0	332.7

Total					114,036.1	14,010.5

Equity Interests Pledge Agreements. The shareholders of Weilan, Unilink, Yuan Hang, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava, Lianyu and Xian Feng have pledged their respective equity interests in these entities to guarantee the performance and the payment of the service fees by these entities under the Exclusive Consulting Services Agreements and Software License Agreements described above. If our Chinese affiliated entities breach any of their obligations under the Equity Interests Pledge Agreements, we are entitled to sell the equity interests held by the relevant shareholders, and retain the proceeds of such sale or require any of them to transfer to us his or her equity interest in the applicable affiliated entity.
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

The telecom network operators provide us statements after month-end indicating the amount of fees that were charged to users for telecom value-added services that we provided during that month and the portion of fees that are due to us in accordance with our contractual arrangements with the telecom network operators. The telecom network operators deliver these statements to us typically within 30 to 90 days following month-end, and we typically receive payment within 30 to 90 days and 60 to 120 days following receipt of the statement from China Mobile and China Telecom, respectively. We typically receive 40% and 60% of the statement revenue within 90 to 120 days and 180 days to 240 days respectively, following receipt of the statement from China Unicom. In addition, we have developed our own internal system that records the number of messages sent to and messages received from mobile users. Generally, there are differences between the expected value of delivered messages and the fees charged by the mobile operators for the delivered messages. These differences may result from the users’ mobile phones being turned off, problems with the mobile operators’ networks or our system or other issues, which prevent delivery of our services to our users. These are known in the industry as billing and transmission failures. We do not recognize revenue for services which result in billing and transmission failures. Also, if a user does not pay the applicable fees for our services to the mobile operators, the mobile operators usually will not pay us for those services, but our expenses incurred in connection with such services are included in our cost of services.
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
For content providers which are paid on a fixed fee basis, we do not incur additional charges as their content is used. Accordingly, billing and transmission failures do not affect our cost of services for services incorporating content from these providers. For 2007, 2008 and 2009, our key content providers for audio-related and SMS services were paid a refundable initial fee and the revenue share to be paid was first offset against the initial fee until the initial fee was fully utilized and then payment was made based on the revenue share amount agreed with content providers. Our key content providers for Java games were paid fixed fees while our distribution channel providers were paid based on revenue share arrangements.
We record our revenue in the period in which the services are performed.
Approximately 98.7%, 97.5% and 99.0% of our revenue for the years ended December 31, 2007, 2008 and 2009, respectively, were confirmed by monthly statements received by us from provincial telecom network operators prior to the finalization of the financial statements for such years.

Our gross revenue includes the gross amounts billed to customers, rather than the amounts billed net of the telecom network operators’ service and other fees. According to ASC 605-45 (formerly referred to as Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as a principal versus Net as an Agent”), recognizing revenue on a gross basis in this manner is appropriate if we act as a principal, rather than as an agent, in connection with the provision of our services. Factors which support a conclusion that we are acting as a principal include:
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
Impairment Charges
Goodwill
Under ASC 350 (formerly known as SFAS 142, “Goodwill and intangible assets”), goodwill is no longer amortized, but tested for impairment upon first adoption and annually (in December of each year) thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. We assess goodwill for impairment in accordance with ASC 350 at the reporting unit level, defined as the operating segment or one level below an operating segment, and recognize impairment in the event that the carrying value exceeds the fair value of each reporting unit. The impairment charge was arrived at after a two-step process required under ASC 350. First, we determined the fair value of the reporting unit using the income approach based on the discounted expected future cash flow associated with this unit. We then compare the fair value of each reporting unit to its carrying value, including goodwill. If the carrying value of a reporting unit exceeds its fair value, we perform the second step to determine the impairment loss which is equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of the goodwill. For the years ended December 31, 2007 and 2009, impairment charges of $2.0 million and $2.5 million, respectively, were recorded against goodwill assigned to our casual game reporting unit. No impairment of goodwill was recorded in 2008.
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

The assumptions and estimates used in calculating the expected future cash flow and fair value involve inherent uncertainties and the use of management judgment. Our judgment is based on our experiences, expectation of business prospects, overall economic situation of the industry and market risks. Changes in these estimates and assumptions could materially impact our financial position and results of operations.
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
We adopted ASC 740-10-25 (formerly referred to as FASB Interpretation (“FIN”) No. 48, “Accounting for uncertainty in income taxes”) from January 2008. This guidance requires that we recognize and disclose in our financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The determination of the uncertain tax positions depends on our interpretation of relevant tax laws and estimates of the likelihood of our tax positions being sustained on audit. Actual interpretation of relevant tax laws by relevant tax officials may differ from our interpretation and may affect our tax liabilities and operating results.
Short-term Investments
Short-term investments include time deposits with original maturity terms of more than three months but due within one year and marketable equity securities. The marketable securities are classified as available-for-sale and carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are credited or charged to income during the period in which the gain or loss is realized. If we determine a decline in fair value is other than temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment and consideration of various factors including the severity and duration of the impairment, anticipated recovery, financial condition and near term prospects of the investee, and our ability and intent to hold that security until the anticipated recovery in value occurs. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income except for an other-than-temporary impairment, which will be charged to income in the statement of operations and comprehensive income. In 2008, based on our periodical impairment review, we determined that the decline in value of $1.5 million in an investment made in a privately managed fund which invests in marketable equity securities constitutes an other-than-temporary impairment charge.

Share-based Compensation
Effective January 1, 2006, we adopted the provisions of ASC 718 (previously known as SFAS 123R, “Share-Based Payment”) for share-based employee compensation arrangements. The guidance requires the measurement of the cost of employee services received in exchange for an award of equity instruments (such as employee stock options) at the fair value on the grant date. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (the requisite service period). The Group calculates the fair value of each option grant on the date of grant using the Black-Scholes option pricing model. The Group recognizes the compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period of the award.
The determination of fair value of awards on the grant date using an option pricing model requires a number of complex and subjective assumptions, including our expected share price volatility over the term of the awards, the expected exercise behavior of our staff, and the expected dividend yield. We estimate our share price volatility based on our own historical data. In the absence of sufficient historical data in the exercise behavior of our staff, we estimate for the short term using the shortcut method which applies the mid-point of the life of the option and average vesting period.
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
Allowance for Doubtful Receivables
We provide a general provision for doubtful accounts and other receivables based on an aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness and industry trend analysis. We also make a specific allowance if there is strong evidence showing that the receivable is likely to be uncollectible. The assessment of the collectability of each account requires the use of substantial judgment and estimates. As of the end of 2007, 2008 and 2009, the allowance for doubtful accounts was $0.8 million (including discontinued operations of $0.03 million), $1.8 million (including discontinued operations of $0.7 million) and $2.1 million (including discontinued operations of $0.3 million), respectively.

Revenue
As described in “Critical Accounting Policies and Estimates — Revenue and Cost of Services Recognition” above, we generate telecom value-added services revenue from service fees paid by phone users who use our services through the telecom network operators. Our telecom value-added services fees are charged on a monthly subscription or per use basis. Fees for our 2G SMS-based services currently range from RMB0.1 ($0.014) to RMB2.0 ($0.29) per message and from RMB2.0 ($0.29) to RMB15.0 ($2.20) per month for subscription services. Fees for 2.5G MMS, WAP and Java services currently range from RMB0.5 ($0.07) to RMB12.0 ($1.76) per message and from RMB3.0 ($0.44) to RMB15.0 ($2.20) per month for subscription services. Fees for audio-related services range from RMB0.1 ($0.01) to RMB3.0 ($0.44) per audio content download. For 2007, 2008 and 2009, revenue from our 2G, audio-related and 2.5G services represented 39.6%, 45.5% and 11.9%, 41.0%, 41.9% and 9.3%, and 51.4%, 41.8% and 3.2% respectively, of our gross revenue.
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
The following table sets forth the amount of each category of cost of services for the periods indicated:

	For the year ended December 31,
	2007	2008	2009
Cost of services:
Operators’ fees	$13,715,719	$16,287,368	$15,233,712

Payments to content and distribution channel providers and others	6,662,076	17,550,262	23,707,560

Total	$20,377,795	$33,837,630	$38,941,272

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

Our SMS-based content and applications have been principally developed in-house. We develop slightly more than half of our MMS, WAP, Java and audio-related services content in-house with the remainder aggregated from third parties. For the year ended December 31, 2007, 2008 and 2009, approximately 40%, 25%, 14%, 9% and 12%, 19%, 19%, 48%, 14% and 1% and 19%, 10%, 52%, 15% and 4%, respectively, of our product development expenditures were related to our 2G services, 2.5G services, audio-related services, general office information technology support and new businesses, respectively. We expect that the portion of our product development expenditures devoted to new businesses (including 3G services), particularly mobile games and value-added services to be offered in the other Asian markets we intend to enter will increase moderately in the future.
We depreciate our office equipment and computer hardware and other equipment on a straight-line basis over their estimated useful lives as follows:

Office equipment	one to three years
Computer hardware and other equipment	three to five years
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
Provisions for Impairments
Provisions for impairments include provisions with respect to short-term investments, other receivables, goodwill and other assets when events or changes in circumstances indicate the carrying value may not be recoverable. In December 2009, we performed impairment tests on goodwill assigned to each reporting unit. We determined the fair value of the reporting units using the income approach based on the discounted expected future cash flows associated with these units. The expected future cash for the casual game reporting unit was revised downward in light of lower than expected revenue earned in the second half of 2009 due to market competition and management reorganization in this reporting unit in the last quarter of 2009. As a result, we recorded an impairment charge of $2.5 million in the casual game reporting unit. In addition, in 2007 we recorded an impairment provision for a loan receivable of $0.7 million in connection with our strategic investment in 9Sky International Ltd., Shanghai Yue Sheng Information Technology Co., Ltd. and Shanghai Yin Zhi Yue Information Technology Co., Ltd., or collectively the 9Sky entities. During 2009, we brought legal action in a court in Shanghai to recover the outstanding loan amount from the founders of the 9Sky entities and related entities in China, and a repayment settlement was agreed in October 2009. We received a total repayment of RMB2.95 million ($0.4 million) as of March 31, 2010. The impairment provision for this loan receivable was reversed by such amount in 2009.

Taxation
Under the current laws of the Cayman Islands, British Virgin Islands and United Arab Emirates, we are not subject to a tax on income or capital gain. Under the current laws of Hong Kong, Noveltech and Linktone Media are subject to taxes in Hong Kong at 16.5% of taxable income. Under the current laws of the Republic of Indonesia, Cakrawala is subject to tax on income at 28% in 2009.
However, our revenue is primarily derived from our affiliated Chinese entities. Prior to January 1, 2008, Chinese companies were generally subject to an Enterprise Income Tax, or EIT, of 33% which consisted of a national income tax of 30% and a local tax of 3%.
In March 2007, the National People’s Congress in China enacted a new EIT law, which became effective from January 1, 2008. The new EIT law, among other things, imposes a unified income tax at 25%. The new EIT law allows a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%. In addition, the new EIT law provides grandfather treatment for companies that qualified as foreign investment production enterprises such as Linktone Internet. Under the new EIT law, high and new technology enterprises still enjoy a preferential income tax rate of 15%.
Prior to January 1, 2008, Linktone Consulting, Weilan, Ruida, Wei Lian, Xian Feng, Lang Yi and Xintong were subject to EIT at the rate of 33%. Effective from January 1, 2008, the EIT rate applicable to these entities has been reduced to 25%. For Zhong Tong, Wang You, Lintone Software and Ling Yu, in 2007, they were subject to a preferential national income tax of 15% and were exempt from local tax due to the fact that they are located in economic development zones in either coastal cities or Shanghai Pudong New District. In 2008 and 2009, these entities were subject to a transitional tax rate of 18% and 20%, respectively.
Huitong and Linktone Internet qualified as “foreign investment production enterprises established in a coastal economic development zone in an old urban district.” For Huitong, in 2007, the national income tax and local income tax rates applicable to Huitong were 12% and 1.5%, respectively, as it was entitled to a 50% reduction from the standard national income tax rate of 24% and local income tax rate of 3% applicable to qualified “foreign investment production enterprises established in a coastal economic development zone in an old urban district” under the tax rules in effect at that time. Effective from 2008, Huitong was subject to a unified EIT rate of 25% under the new EIT law.
Linktone Internet was entitled to a 50% reduction from the then standard tax rate in 2007, 2008 and 2009. Therefore, in 2007, Linktone Internet was subject to a national income tax and a local income tax rate of 12% and 1.5%, respectively, and in 2008 and 2009, it was subject to an EIT rate of 12.5%.
Our affiliated Chinese entities Unilink and Qimingxing are currently considered “small businesses,” and in 2007, they were subject to a 3.3% tax on the difference between revenue and costs of services and other income. Their net profits for the year were subject to a further 20% personal income tax, levied as if these profits were distributed to the shareholders. In 2008 and 2009, Lianyu was also considered a “small business” and Unilink, Qimingxing and Lianyu were subject to a 2.5% tax on revenue and other income. Their net profits for the year were subject to a further 20% personal income tax, levied as if these profits were distributed to the shareholders. As confirmed with the relevant tax offices, Unilink and Qimingxing are still considered as small businesses in 2010. Lianyu was subject to EIT at the rate of 33% in 2007.

Prior to January 1, 2008, Yuan Hang, Cosmos, Lian Fei and Beijing Ojava qualified as “high and new technology” enterprises, and were therefore entitled to: (i) with respect to Cosmos, Lian Fei and Beijing Ojava, a three year national and local tax exemption followed by three years of 50% reduction in national and full exemption in local income tax rates, commencing from the first year of operations and (ii) with respect to Yuan Hang, a two year national and local tax exemption followed by three years of 50% reduction in national and full exemption in local income tax rates, commencing from the first year of profitability. These enterprises were also subject to a preferential statutory rate of 15% which comprises 15% national income tax and zero local income tax prior to January 1, 2008. Under the new EIT law, these entities’ qualifications as high and new technology enterprises are subject to a re-assessment by the relevant government authorities. Yuan Hang, Cosmos and Beijing Ojava passed their respective annual assessments for 2008 and continued to be entitled to preferential tax rate of 15% for three years from 2008 to 2010. Lian Fei did not qualify as a high and new technology enterprise, and its applicable tax rate in 2008 and 2009 was 25%.
The new EIT law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax laws and rules. A lower withholding tax rate of 5% will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, are subject to a 5% rate. Nevertheless, the PRC State Administration of Taxation promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant tax treaty benefits. It is unclear at this early stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. It is possible, however, that under Circular 601 our Hong Kong subsidiaries would not be considered to be the beneficial owners of any such dividends, and that such dividends would as a result be subject to income tax withholding at the rate of 10% rather than the favorable 5% rate applicable under the tax treaty between mainland China and Hong Kong. The shareholdings in our Chinese subsidiaries have been transferred to two holding companies incorporated in Hong Kong, except for Wang You, Ruida and Linktone Software which are either dormant or loss making entities. According to the relevant PRC regulations, dividends on profits earned before January 1, 2008 are not subject to the withholding income tax, while dividends on profits earned after January 1, 2008 are subject to the withholding income tax. However, as of December 31, 2009, we did not make any provision on withholding tax of profits earned by some of our subsidiaries in 2009 because based on our business plan for the next few years, we do not plan to distribute retained earnings of our Chinese subsidiaries as we intend to retain such cash for re-investment in our Chinese operations. See Item 3.D. “Risk Factors — Risks Related to Doing Business in China — Any changes to our tax incentives could have a material adverse effect on our operating results. Our foreign ADS holders may be subject to PRC withholding tax on the dividends payable by us and upon gains realized on their sales of our ADSs if we are classified as a PRC ‘resident enterprise.’ ”
In addition, the Chinese tax system is generally subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are uncertain. There can be no assurance that changes in Chinese tax laws or their interpretation or application will not subject our PRC entities to substantial Chinese taxes in the future. As and when the PRC government announces additional implementation regulations for the new EIT law, we will assess their impact, if any, and any change in accounting estimates will be accounted for prospectively.
Payments for software license fees and related technical consulting services provided by Huitong and Linktone Internet to some of our Chinese affiliated companies are subject to a 17.0% value-added tax, or VAT. Under applicable tax regulations, Huitong and Linktone Internet are entitled to a tax refund equivalent to the portion of VAT expense that is in excess of 3.0%. This VAT expense is shown in our “Consolidated Statements of Operations and Comprehensive Income” as a reduction in our revenue. For the years ended December 31, 2007, 2008 and 2009, Huitong and Linktone Internet paid VAT in a total amount of $3.3 million, $3.6 million and $3.9 million, respectively, and received VAT refunds of $2.6 million, $3.0 million and $2.3 million, respectively. As of December 31, 2007, 2008 and 2009, Huitong and Linktone Internet accrued a VAT refund receivable of $0.7 million, $1.2 million and $2.0 million, respectively, and payable of $0.8 million, $1.4 million and $1.3 million, respectively.

We are subject to a business tax on our revenue derived from services in China, which is generally 3% to 9% of revenue. Business tax applies to the gross revenue recognized by our Chinese affiliated entities and to the service fees charged to those entities by Linktone Consulting. The related business taxes paid for the services provided to customers and consulting services are accrued for as a reduction of revenue and in operating expenses respectively.
Subject to the approval of the relevant tax authorities, we had total tax loss carry forwards of approximately $27.0 million attributed to 11 PRC subsidiaries (including those from the discontinued operations of $19.2 million) as of December 31, 2009. The net operating losses will expire between 2010 and 2014. These tax loss carry forwards give rise to potential deferred tax assets before valuation allowance totaling $6.2 million (including those from the discontinued operations of $4.4 million). For more information regarding our tax loss carry forwards and deferred tax assets, see “— Critical Accounting Policies and Estimates — Income Taxes” above.
Discontinued Operations
We, through our affiliated Chinese entities, Ling Yu and Lang Yi, acted as the exclusive advertising agent for QTV and TJSTV prior to the termination of the exclusive advertising arrangements with QTV and TJSTV in July 2008 and September 2008, respectively. Our results from the related advertising services provided by us are reported in our consolidated financial statements as discontinued operations for 2007, 2008 and 2009.
In 2007 and 2008, the key costs of our discontinued operations included amortization of the payments made to acquire the rights to serve as the advertising agent for QTV and TJSTV, annual operating fees to QTV and its affiliate, landing fees to secure landing rights for QTV in cities in China and television program production costs such as costs for purchasing, acquiring the distribution rights for or revenue sharing arrangements for programs produced by other production companies, as well as production costs paid to production companies for producing the television programs we developed.

Results of Operations
The following table sets forth a summary of our consolidated statements of operations and comprehensive income for the periods indicated and as a percentage of gross revenue. Our historical operating results are not necessarily indicative of the results for any future period.

	Year ended December 31,
	2007 (1)		2008		2009
		%		%		%
Gross revenues (2)	$49,714,795	100.0%	$67,025,802	100.0%	$62,216,694	100.0%
Net revenues	47,963,278	96.5%	64,505,683	96.2%	59,913,405	96.3%
Cost of services	(20,377,795)	(41.0)%	(33,837,630)	(50.4)%	(38,941,272)	(62.6)%

Gross profit	27,585,483	55.5%	30,668,053	45.8%	20,972,133	33.7%
Operating expenses:
Product development	(5,506,938)	(11.1)%	(3,177,071)	(4.7)%	(3,316,507)	(5.3)%
Selling and marketing	(13,787,153)	(27.7)%	(13,130,513)	(19.6)%	(9,318,469)	(15.0)%
General and administrative	(11,762,028)	(23.7)%	(9,901,474)	(14.8)%	(8,220,999)	(13.2)%
Provision for impairment	(5,142,396)	(10.3)%	—	—	(2,068,127)	(3.3)%

Total operating expenses	(36,198,515)	(72.8)%	(26,209,058)	(39.1)%	(22,924,102)	(36.8)%
Income (loss) from continuing operations	(8,613,032)	(17.3)%	4,458,995	6.7%	(1,951,969)	(3.1)%
Interest income, net of financial expenses (3)	1,111,337	2.2%	1,728,654	2.5%	1,614,575	2.6%
Subsidy and other income, net of other expenses	467,690	0.9%	384,553	0.6%	431,005	0.7%
Other-than-temporary impairment loss on investments	—	—	(1,476,937)	(2.2)%	—	—

Income (loss) before tax	(7,034,005)	(14.2)%	5,095,265	7.6%	93,611	0.2%
Income tax expense	(433,657)	(0.8)%	(786,057)	(1.2)%	(579,270)	(0.9)%
Net income (loss) from continuing operations	$(7,467,662)	(15.0)%	$4,309,208	6.4%	$(485,659)	(0.7)%

Net income (loss) for discontinued operations	(8,936,340)	(18.0)%	(20,807,008)	(31.0)%	596,551	1.0%

Net income (loss)	$(16,404,002)	(33.0)%	$(16,497,800)	(24.6)%	$110,892	0.3%

(1)
The statements of operations and comprehensive income data for the year ended December 31, 2007 have been adjusted to show the financial results of our advertising business as discontinued operations. That business segment started in the fourth quarter of 2006 and was terminated in the third quarter of 2008.

(2)
Gross revenue in 2009 included $0.7 million from providing VAS-related marketing and technical services to GTS Far East Ltd., a VIE of MNC Group with VAS business operations in the Republic of Indonesia.

(3)	Interest income included $64,773 from a related party and $325,080 from related parties for the years ended December 31, 2008 and 2009, respectively.
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
Gross Revenue
Gross revenue decreased by 7.2% from $67.0 million in 2008 to $62.2 million in 2009, primarily due to decreases in revenue from 2.5G services (WAP and MMS), audio-related (RB) services and other services. Our 2G services revenue increased by 16.4% from $27.5 million in 2008 to $32.0 million in 2009. Our 2.5G services revenue decreased by 67.7% from $6.2 million in 2008 to $2.0 million in 2009. Our audio-related services revenue decreased by 7.5% from $28.1 million in 2008 to $26.0 million in 2009. Other services primarily include the provision of VAS-related content, marketing and technical services to certain small service providers in China and an affiliate of MNC. Revenue from these services amounted to $3.0 million in 2008 but decreased to $1.1 million in 2009, which included a service fee of $0.7 million from providing VAS-related marketing and technical services to GTS Far East Ltd., a VIE of MNC Group with VAS business operations in the Republic of Indonesia.

In 2009, SMS, IVR, RB and 2.5G (MMS, Java and WAP services) accounted for 51.4%, 32.8%, 9.0% and 3.2%, respectively, of our gross revenue. Telecom value-added revenue related to services offered to China Telecom, China Unicom, and China Mobile customers represented 12.6%, 9.5% and 74.4% of our total revenue in 2009, respectively, compared to 11.3%, 7.7% and 73.1%, respectively, in 2008.
Revenue from our SMS services increased from $27.5 million in 2008 to $32.0 million in 2009. The number of billable SMS messages, based on our internal records, decreased by 5.4% while the average fee per SMS message increased by 23.0% between 2009 and 2008. This increase in average fee per SMS message resulted from the fact that we were able to charge higher fee per service in 2009 than in 2008 because in 2008 some of the telecom value-added services offered by our affiliated entities received lower rankings in certain quarters of that year which required us to reduce the fees we could charge for those services.
Revenue from our IVR services increased by 14.6% from $17.8 million in 2008 to $20.4 million in 2009. The number of dial-ins, based on our internal records, for our IVR services increased by 21.5% primarily due to cooperation projects with more business partners with appealing content. However, the average fee per dial-in in U.S. dollar terms decreased by 6.0% due to a change in product mix as a result of the growth in cooperation projects focusing on shorter dial-in interactive programs over radio and television. Revenue from our RB services decreased by 45.6% from $10.3 million in 2008 to $5.6 million in 2009, primarily due to a decrease in the number of promotion activities such as singer fan club activities and certain song promotion activities held by provincial offices of the operators with us during 2009.
Revenue from our MMS and WAP services decreased significantly from $5.3 million in 2008 to $0.8 million in 2009. This was primarily due to a lack of appealing content and effective distribution channels to promote these services. In addition, our WAP revenue was affected by a change in the operators’ policy which has prohibited all service providers from charging for WAP services since November 2009.
Other services decreased by 63.3% from $3.0 million in 2008 to $1.1 million in 2009 primarily due to the expiration of certain service contracts in early 2009.
Cost of Services
Cost of services increased by 15.4% from $33.8 million in 2008 to $39.0 million in 2009, primarily due to the fact that a larger proportion of our revenue in 2009 was generated by revenue sharing arrangements with handset manufacturers and handset designers for our SMS and with radio program producers for our IVR, with the fees payable to such parties included in cost of services.
Operating Expenses
Operating expenses decreased by 12.6% from $26.2 million in 2008 to $22.9 million in 2009, primarily as a result of (i) lower selling and marketing expenses as a larger portion of our revenue in 2009 was generated from revenue sharing arrangements and cooperation projects, and expenses incurred therefrom are recorded as cost of services and not selling and marketing expenses, and (ii) lower general and administrative expenses, offset by (iii) a provision for impairment on the goodwill assigned to our casual game reporting unit.
As a percentage of gross revenue, operating expenses decreased from 39.1% in 2008 to 36.8% in 2009.
Product development expenses increased by 3.1% from $3.2 million in 2008 to $3.3 million in 2009 primarily due to higher staff costs. Staff costs for product development increased by 13.3% from $1.5 million, or 5.7% of our total operating expenses in 2008, to $1.7 million, or 7.4% of our total operating expenses in 2009, primarily as a result of higher salaries.

Selling and marketing expenses decreased by 29.0% from $13.1 million in 2008 to $9.3 million in 2009, primarily because we increased our reliance on revenue sharing arrangements and cooperation projects with handset manufacturers, handset designers and radio program producers in 2009, and expenses incurred therefrom are recorded as cost of services rather than selling and marketing expenses. Expenses for marketing, advertising and promotional activities for our telecom value-added services decreased from $9.5 million, or 36.3% of our total operating expenses in 2008, to $6.8 million, or 29.7% of our total operating expenses in 2009.
General and administrative expenses decreased by 17.2% from $9.9 million in 2008 to $8.2 million in 2009, primarily due to lower stock compensation costs and depreciation charges and the implementation of cost-control measures that reduced expenses in personnel costs, traveling, professional service fees and office rentals.
Provision for Impairment
In 2009, we recorded an impairment charge of $2.5 million related to goodwill from our casual game business, which was offset by $0.4 million related to partial recovery of certain overdue loans extended by our company to 9Sky entities. See “- Provisions for Impairments” above.
Interest and Other Income
Interest income decreased by 5.9% from $1.7 million in 2008 to $1.6 million in 2009, primarily due to a decrease in our cash and cash equivalents.
Other income remained relatively stable at $0.4 million in 2008 and 2009. Other income mainly comprises investment income and subsidy income from local governments based on business and income taxes paid by us.
Income Tax Expense
Income tax expense decreased by 25.0% from $0.8 million in 2008 to $0.6 million in 2009. The decrease was in line with the decrease in profitability of our Chinese subsidiaries and VIEs.
Discontinued Operations
We generated a net income of $0.6 million from discontinued operations in 2009 and incurred a net loss of $20.8 million in 2008. The net income in 2009 resulted from a reversal of certain provisions for doubtful accounts receivable as cash was subsequently collected from customers and a lower amount of payables was finalized with suppliers.
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
Cost of Services
Cost of services increased by 65.7% from $20.4 million in 2007 to $33.8 million in 2008, primarily due to the fact that a larger proportion of our revenue in 2008 was generated by revenue sharing arrangements with handset manufacturers and handset designers for our SMS and with radio program producers for our IVR, with the fees payable to such parties included in cost of services. In contrast, in 2007, we primarily relied on media advertising and other promotional activities to promote our services, the cost of which is included in selling and marketing expenses in our consolidated financial statements.
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

Liquidity and Capital Resources
Our primary sources of liquidity are the proceeds from our initial public offering in March 2004 and cash flow from operations, as well as the investment in our company by MNC in 2008. The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2007	2008	2009

Net cash provided by operating activities of continuing operations	$4,592,626	$7,970,372	$546,684
Net cash provided by (used in) operating activities of discontinued operations	(14,779,630)	(10,799,804)	4,395,367
Net cash used in investing activities of continuing operations	(3,042,125)	(12,887,561)	(6,480,967)
Net cash used in investing activities of discontinued operations	(566,181)	(16,210)	—
Net cash (used in) provided by financing activities of continuing operations	25,847	57,359,539	(438,160)
Effect of exchange rate change on cash	1,649,961	641,903	(139,594)

Net increase (decrease) in cash and cash equivalents	(12,119,502)	42,268,239	(2,116,670)
Cash and cash equivalents, beginning of year	51,445,086	39,325,584	81,593,823

Cash and cash equivalents, end of year	$39,325,584	$81,593,823	$79,477,153

The ability of our subsidiaries to obtain cash or other assets from our affiliated Chinese entities, Weilan, Unilink, Yuan Hang, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava, Xian Feng depends on the effectiveness and enforceability of our agreements with those entities and their owners. A description of these agreements is set forth under “— Arrangements with Consolidated Affiliates” above. In turn, the ability of our subsidiaries to convert Renminbi into U.S. dollars and transfer them to our company is subject to the Chinese foreign exchange regulations, including primarily the restriction on foreign invested enterprises that they may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents.
Operating Activities of Continuing Operations
Cash provided by operating activities was $4.6 million, $8.0 million and $0.5 million in 2007, 2008 and 2009, respectively. The movements in cash provided by operating activities were generally in line with the movements in revenue from continuing operations.
Operating Activities of Discontinued Operations
Cash used in operating activities of discontinued operations was $14.8 million and $10.8 million in 2007 and 2008, respectively, and cash provided by operating activities of discontinued operations was $4.4 million in 2009. The amount of cash used in 2007 was primarily related to the payments made in connection with the advertising arrangements with QTV and certain cash paid for establishing the relationship with TJSTV which commenced from January 2008. The cash outflow for discontinued operations was lower in 2008 as compared with 2007 primarily due to the termination of the advertising arrangements with QTV in July 2008 and TJSTV in September 2008. The cash inflow for discontinued operations resulted from a refund of $3.5 million from TJSTV for prepayment of annual advertising fees relating to the last quarter of 2008 after the termination of the contract with TJSTV in September 2009 and certain cash collected by our VIEs from customers for advertisements on TJSTV prior to September 2009.
Investing Activities of Continuing Operations
Cash used in investing activities was $3.0 million, $12.9 million and $6.5 million in 2007, 2008 and 2009, respectively. In 2007, net cash used in investing activities primarily consisted of the investment deposit paid to ECC and payments made for the purchase of fixed assets. We terminated our investment relationship with ECC in 2007. In 2008, net cash used in investing activities primarily consisted of an increase in short-term investments of $7.9 million and an investment of $5.0 million in a private managed fund. In 2009, net cash used in investing activities primarily consisted of an increase in short-term investments of $4.9 million and $1.9 million cash paid in connection with financing arrangements involving PT MNC Sky Vision, an affiliate of our controlling shareholder, MNC, and Humax Co., Ltd., offset by cash of $0.4 million collected from the 9Sky entities.

Investing Activities of Discontinued Operations
Cash used in investing activities of discontinued operations was $0.6 million, $0.02 million and nil in 2007, 2008 and 2009, respectively. In 2007, further cash was spent on fixed assets in connection with the advertising arrangements with QTV.
Financing Activities of Continuing Operations
In 2007, cash provided by financing activities was $0.03 million, consisting of the net proceeds from the exercise of stock options. In 2008, cash provided by financing activities was $57.4 million, primarily consisting of the strategic investment by MNC of $68.4 million, which was partially offset by professional and other fees incurred by our company in connection with the MNC strategic investment in the amount of $3.3 million and a loan to a related party in the amount of $7.8 million. In 2009, cash used in financing activities was $0.4 million, consisting of the payment of remaining legal fees of $0.5 million in connection with the investment by MNC which was offset in part by the net proceeds from the exercise of stock options.
We have no written treasury or borrowing policy. We keep almost all of our cash in U.S. dollar, RMB or Indonesian Rupiah denominated bank accounts, short-term time deposits or short-term, investment grade fixed income securities for two principal purposes: to finance our operations and to manage the interest rate and currency risks arising from our operations. We adjust the amount of cash held in U.S. dollars, RMB and Indonesian Rupiah from time to time to maximize our interest rate returns and to ensure that we have sufficient RMB for our operational needs, including for lease and other commitments. We have not historically financed our operations through borrowings and have not used derivative instruments to hedge against market risks.
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
Research and Development
We believe that a key part of our future success in telecom value-added business will depend on our ability to develop and enhance our services by leveraging our expertise in entertainment-oriented telecom value-added services.

In 2007, we downsized our product development department in our telecom value-added business, in line with the significant decrease in revenue from this business. Our total expenditures for research and development were $5.5 million, $3.2 million and $3.3 million for the years ended December 31, 2007, 2008 and 2009, respectively. We expanded our product development department in October 2008 by establishing a dedicated mobile games product development team and an overseas product development team to focus on our new businesses in these two areas. Due to a change in strategy by our management, we decided to terminate the mobile games product development department in September 2009, and we bought a controlling interest in a private Chinese company specializing in the development of mobile games and PC online games, Letang, in January 2010.
We develop a portion of the content for our services in-house and aggregate it from domestic and international providers or through acquisitions. We plan to enter into additional relationships with domestic and international providers, in particular with respect to the development of games and content for all of our 2.5G services and for our new 3G services which we are developing, in order to fully utilize the technological benefits of 2.5G and 3G and the sophisticated premium content which users will demand. For aggregated third party content, most of our efforts involve customization, localization and related development activities of the content for the Chinese market to create appealing, user-friendly products.
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
As of December 31, 2009, we had registered 107 trademarks with China Trademark Office and one trademark in each of Hong Kong, Singapore and Taiwan, relating to our company name and logo and some of our services. We are in the process of applying for 34 additional trademarks in China.
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
As of December 31, 2009, we had also obtained 27 copyright certificates in China for cartoons and images and 37 copyright certificates for computer software.
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

Tabular Disclosure of Contractual Obligations
We have entered into leasing arrangements relating to our office premises and have commitments in respect of advertising agreements with third parties. The following table sets forth our commitments as of December 31, 2009:

		Advertising
	Office	and Other
	Premises	Commitments	Total
Less than one year	$569,811	$164,055	$733,866
One to three years	304,200	—	304,200

Total	$874,011	$164,055	$1,038,066

Inflation
The inflation rate in China decreased in 2009. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 4.8%, 5.9% and approximately (0.7)% in 2007, 2008 and 2009, respectively. Inflation has had and it may continue to have an impact on the costs of our operations, particular personnel related costs.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The names of our current directors and executive officers, their ages and the principal positions with Linktone held by them, as of May 31, 2010, are as follows:

Name	Age	Position	Class
Hary Tanoesoedibjo	44	Chairman of our board and Chief Executive Officer	III
Thomas Hubbs (1)	65	Director	I
Oriento Guyandi(2)	43	Director	II
Muliawan Guptha(2)(3)(4)	41	Director and Chief Strategy Officer	I
Colin Sung	44	Chief Financial Officer and Deputy Chief Executive Officer	n/a

(1)	Member of audit committee.

(2)	Member of nominating and compensation committee.

(3)	Observer to audit committee.

(4)	Muliawan Guptha resigned from the board of directors and the position of Chief Strategy Officer of our company effective July 1, 2010.
Our Amended and Restated Memorandum and Articles of Association provide for the division of our board of directors into three classes. Our Class I directors are Thomas Hubbs and Muliawan Guptha (who resigned with effect from July 1, 2010), our Class II director is Oriento Guyandi and our Class III director is Hary Tanoesoedibjo. The current terms of the Class I, II and III directors expire upon the election and qualification of directors at the annual general meetings to be held in 2011, 2012 and 2010, respectively. At each annual general meeting, directors who are elected will serve a three-year term until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company.

Biographical Information
Hary Tanoesoedibjo has served as the Chairman of our board since April 2008 and as our Chief Executive Officer since May 2009. He has been the President Director and Chief Executive Officer of MNC since March 2004. Also, he has been the President Director, Group President and Chief Executive Officer, President Commissioner and Commissioner of PT Bhakti Investama Tbk., an investment company in Indonesia, PT Global Mediacom Tbk., a media company in Indonesia, PT MNC Sky Vision, a satellite television station in Indonesia, and PT Rajawali Citra Televisi, a privately owned television network in Indonesia, since June 2009, April 2002, July 2004, December 2006 and April 2008, respectively. He has been the director of MNC International Ltd. since March 2007. All these companies are affiliates of MNC. He received a Bachelor of Commerce (Honors) degree from Carleton University and a Master of Business Administration degree from Ottawa University.
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
Oriento Guyandi has served on our board since July 2009 and has been a director of MNC since June 2009, as well as the Chief Financial Officer of PT Global Mediacom Tbk, the parent holding company of MNC, since December 2008. He has extensive experience in accounting and financial services. He held several senior positions in companies which are affiliates of MNC, such as a director of MNC International Ltd. and MNC International Middle East Limited since December 2007 and May 2010, respectively, a managing director at PT Rajawali Citra Televisi Indonesia, or RCTI, and PT Global Informasi Bermutu from 2007 to 2008, a director of finance at PT MNC Sky Vision from 2004 to 2008, a director of operations at RCTI from 2001 to 2004 and head of investment banking of PT Bhakti Investama & Bhakti Capital Indonesia from 1999 to 2001. His career began in the public accounting firm of Prasetio Utomo & Co. and in Salim Group. He holds a Bachelor’s degree in Economics in Accounting from the University of Indonesia and a Bachelor’s degree in Agricultural Engineering from Institute Pertanian Bogor in Indonesia.
Muliawan Guptha served as a director and our Chief Strategy Officer since April 2008 and August 2008, respectively, until his resignation from those positions effective July 1, 2010. He has been a director of MNC since April 2008. He was a director, finance and administration director, finance and administration director and finance and technology director of PT Bimantara Citra Tbk., a holding company, PT Global Informasi Bermutu, a television broadcasting company, PT. Musik Televisi Indonesia, a content provider company, and PT Cipta TPI, respectively. He received a Master of Business Administration degree in Finance from the Oklahoma City University and a Bachelor of Business Administration degree in Marketing from the University of Oklahoma.

Colin Sung has served as our Chief Financial Officer and Deputy Chief Executive Officer since May 2009. He was the Chief Financial Officer and President of China Cablecom Holdings, Ltd., a consolidated cable network operator in China, from February 2008 to March 2009. Prior to that, he had served as our Chief Financial Officer from June 2005 to January 2008 and as a director from February 2007 to January 2008, and thereafter, remained with our company in a consulting capacity for a transition period in order to assist us with the planned strategic investment by MNC. He also served as our acting Chief Executive Officer from February 2006 to April 2006. From June 2004 to April 2005, Mr. Sung served as corporate controller of UTI, United States, Inc., a subsidiary of International Freight Forwarder, which is listed on The NASDAQ Global Market. From August 2001 to May 2004, he was the Vice President of Finance and Corporate Controller of USF Worldwide, Inc., a subsidiary of US Freightways, which is listed on The NASDAQ Global Market and was acquired by GPS Logistics in October 2002. Mr. Sung has a Bachelor of Science degree from William Paterson University and a Masters of Business Administration degree from American Intercontinental University. Mr. Sung is also a certified public accountant in the State of New Jersey.
Hary Tanoesoedibjo, Oriento Guyandi and Muliawan Guptha were appointed in connection with MNC’s strategic investment in our company, which was completed in April 2008. As of May 31, 2010, MNC held 58.2% of our total outstanding ordinary shares.
B. Compensation
Director Compensation
In 2009, we paid an aggregate of approximately $0.1 million to our non-executive directors. During 2009, no stock options to purchase our ordinary shares were granted to our non-executive directors. Directors who are also employed by our company do not receive separate fees as our directors.
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
Executive Officer Compensation
In 2009, we paid an aggregate of $1.6 million to our executive officers including basic salary, benefits and severance pay to officers who resigned during the year and granted options to purchase an aggregate of 6,500,000 ordinary shares under our 2003 Plan to our chief executive officer, deputy chief executive officer and chief financial officer and chief strategy officer serving in office as of December 31, 2009 as set forth below:

	Individual Grants
		% of Total
	Ordinary	Options
	Shares	Granted to
	Underlying	Employees	Exercise Price
	Options	in Fiscal	per Ordinary
Name	Granted	Year (1)	Shares (2)		Date of Grant	Date of Expiration

Muliawan Guptha (3)	1,500,000	20.9%	US$	0.15	March 3, 2009	March 2, 2019
Hary Tanoesoedibjo	2,500,000	34.8%	US$	0.19	June 1, 2009	May 31, 2019
Colin Sung	2,500,000	34.8%	US$	0.19	June 1, 2009	May 31, 2019

(1)
Based on a total of 7,190,000 options granted to our employees in 2009, including options granted to the executive officers, but excluding all options which were granted and terminated in that same year.

(2)	The exercise price per share of options granted represented the fair market value of the underlying ordinary shares on the date the options were granted.

(3)	Muliawan Guptha resigned from the board of directors and the position of Chief Strategy Officer of our company effective July 1, 2010.

Employment Agreements
General
We have entered into employment agreements with Hary Tanoesoedibjo, Muliawan Guptha (who resigned with effect from July 1, 2010) and Colin Sung.
The employment agreement with Hary Tanoesoedibjo is an open term contract and Mr. Tanoesoedibjo is not entitled to any severance benefits.
The employment agreement with Muliawan Guptha has an initial term of two years. Mr. Guptha is entitled to receive severance benefits with the equivalent of three times of his respective monthly base salary except otherwise provided under the PRC law.
The employment agreement with Colin Sung provides that if Mr. Sung is terminated without cause or resigns for good reasons (as such terms are defined in his employment agreement), he is entitled to receive a payment by us equal to his then-current monthly base salary multiplied by the severance multiplier (as such term is defined in his employment agreement).
We do not have any service contracts with non-executive directors providing for benefits upon termination of service.
Invention Assignment and Confidentiality Agreement and Non-compete Agreement
Under the invention assignment and confidentiality agreement, Muliawan Guptha and Colin Sung agreed, among other things, to assign all rights in company-related inventions to us, and to keep our proprietary information confidential. Under the non-compete agreement, Mr. Guptha and Mr. Sung are prohibited from directly or indirectly (i) being employed by or participate in the management or operation of any business or entity that is or may be directly competitive with and offering similar products or services as us, for a period of one year after termination of employment for any reason, (ii) soliciting for employment any person who was employed by us during his employment with us, for a period of two years after termination of employment for any reason or (iii) working for any customer or potential customer of ours during his employment with us, for a period of two years after termination of employment for any reason. Hary Tanoesoedibjo does not have a non-compete agreement and an invention assignment and confidentiality agreement with us.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
Our executive officers did not exercise any stock options in 2009.
Summary of Stock Plans
2003 Stock Incentive Plan
Our board of directors and shareholders adopted our 2003 Plan in November 2003. Under the 2003 Plan, we may grant awards (as defined below), including incentive stock options (also known as ISOs) within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, to qualifying plan participants who are located in the U.S. or who are U.S. taxpayers. As of December 31, 2009, our board of directors had authorized the issuance of an aggregate of up to 45,641,652 of our ordinary shares under the 2003 Plan. A general description of the terms of the 2003 Plan is set forth below.
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
Evergreen Provision. The 2003 Plan includes a mechanism for an automatic annual increase in the number of ordinary shares available under the plan equal to the lesser of 2.5% of the total shares outstanding or 15,175,000 ordinary shares. This mechanism is known as an “evergreen provision.” Pursuant to the evergreen provision, as of January 1, 2010 the number of ordinary shares available under the 2003 Plan increased by 10,518,910 shares, resulting in a total of 56,160,562 shares authorized for issuance under the 2003 Plan.
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
During 2009, our board of directors met in person or by phone six times. All of the directors who were serving in office during 2009 attended at least 75% of all the meetings of our board of directors and its committees on which such director served after becoming a member of our board of directors. We have no specific policy with respect to director attendance at our annual general meetings of shareholders. Our board has determined that one of our directors serving in office as of December 31 2009, Mr. Hubbs, was “independent” as that term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules. As a “Controlled Company” as defined in the NASDAQ Listing Rules due to the fact that more than 50% of our voting power is held by MNC, we are exempted from the NASDAQ requirement that a majority of our directors qualify as independent directors.
Our board has two committees: the audit committee and the nominating and compensation committee.

During 2009, our audit committee held five meetings. As of December 31, 2009, the sole member of our audit committee was Thomas Hubbs (Chairperson), who is a non-employee director as such term is defined in Rule 16b-3 under the Exchange Act. Muliawan Guptha has been designated as an observer to our audit committee. Our board of directors has determined that the member of our audit committee is “independent” as that term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules. Our board has further determined that Mr. Hubbs is an “audit committee financial expert” as defined by applicable rules of the SEC.
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
Our nominating and compensation committee did not hold a meeting in 2009. As of December 31, 2009, the members of our nominating and compensation committee were Oriento Guyandi (Chairperson) and Muliawan Guptha (who resigned with effect from July 1, 2010). The functions of our nominating and compensation committee are to monitor the size and composition of our board of directors and consider and make recommendations to our board of directors with respect to the nomination or election of directors. This committee also reviews and makes recommendations to our board regarding our compensation policies and all forms of compensation, including annual salary and bonuses, to be provided to our executive officers and directors and reviews stock compensation arrangements for all of our other employees.
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
D. Employees
As of December 31, 2007, 2008 and 2009, we had 380, 299 and 270 full-time employees, respectively.

The following table summarizes the functional distribution of our full-time employees as of December 31, 2007, 2008 and 2009:

	As of December 31,
Department	2007	2008	2009
Business Development	5	9	6
Customer Research	1	3	3
Customer Service	28	31	27
Finance	24	28	22
Human Resources	7	7	7
Investor Relations	1	1	1
Legal and Administrative	22	17	27
Sales and Marketing	90	71	70
Product Development	71	78	72
Technical Support	49	52	35

Continuing operations	298	297	270
Discontinued operations (1)	82	2	—

Total	380	299	270

(1)
Discontinued operations represents our advertising business which was terminated in the third quarter of 2008. The remaining employees in this business as of December 31, 2008 were focused on collecting certain account receivables related to that business.

None of our personnel are represented under collective bargaining agreements. We consider our relations with our employees to be good.
E. Share Ownership
The following table sets forth certain information known to us with respect to the beneficial ownership as of May 31, 2010 by:
•	all persons who are beneficial owners of five percent or more of our ordinary shares,
•	our current executive officers and directors, and
•	all current directors and executive officers as a group.
As of May 31, 2010, 420,756,430 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. To our knowledge and unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them as of May 31, 2010:

	Number of Ordinary Shares
	Beneficially Owned
Name and Address of Beneficial Owners	Number	Percentage
5% or more shareholders
MNC International Limited (1)	245,000,000	58.2%

Executive Officers, Directors and Director Nominees (2)
Hary Tanoesoedibjo (1)	245,000,000	58.2%
Thomas Hubbs (3)	230,000	*
Colin Sung	—	—
Oriento Guyandi	—	—
Muliawan Guptha (4)	—	—

*	Less than 1%

(1)
Represents ordinary shares held (through MIL) by MNC International Limited, which is an integrated media company in Indonesia and an indirect wholly-owned subsidiary of MNC. Hary Tanoesoedibjo is the Chief Executive Officer of MNC and a director of MNC International Limited and he disclaims beneficial ownership of these ordinary shares. The address of MNC International Limited is MNC Tower, JL Kebon Sirih No. 17-19, Jakarta 10340, Indonesia.

(2)
The address of our current executive officers and directors is c/o Linktone Ltd., 7/F, Building 1, Landmark Towers, 8 North East Third Ring Road, Chao Yang District, Beijing 100004, People’s Republic of China.

(3)
Includes 90,000 ordinary shares held by the Hubbs Family Trust, a revocable family trust, of which Mr. Hubbs and his spouse, Helen K. Hubbs, are the trustees. Also includes stock options to acquire an aggregate of 140,000 ordinary shares which are exercisable within 60 days of May 31, 2010. The options have the following features: (i) 33,333 of the options have an exercise price of $1.40 per ordinary share and an expiration date of March 3, 2014; (ii) 86,667 of the options have an exercise price of $1.018 per ordinary share and an expiration date of December 1, 2015; and (iii) 20,000 of the options have an exercise price of $0.212 per ordinary share and an expiration date of May 28, 2018.

(4)	Muliawan Guptha resigned from the board of directors and the position of Chief Strategy Officer of our company effective July 1, 2010.
As of May 31, 2010, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.
As of May 31, 2010, approximately 940,733 of our ordinary shares were held by 18 U.S. holders of record, excluding shares held by our ADS depositary bank, JPMorgan Chase Bank, N.A., on behalf of our ADS holders. JPMorgan Chase Bank, N.A. has advised us that as of that date, 23,747,950 ADSs representing 237,479,500 ordinary shares were held of record by the depositary. We have no further information as to ordinary shares held, or beneficially owned, by U.S. persons.
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
Our primary internal source of funds is dividend payments from Linktone Consulting, Huitong, Linktone Internet, Linktone Software, Wang You, Ruida, Xintong and Linktone International. However, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, Linktone Consulting, Huitong, Linktone Internet, Linktone Software, Wang You, Ruida and Xintong are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. Dividends paid to us by Brilliant and Beijing Ojava, which were incorporated in the British Virgin Islands, Noveltech and Linktone Media, which were incorporated in Hong Kong, and Linktone International, which was incorporated in United Arab Emirates, are not subject to tax.
In October 2008, we entered into a loan agreement in the principal amount of SGD11.5 million (or approximately $8.2 million calculated at the exchange rate of SGD1.40:$1 as reported by the International Monetary Fund as of December 31, 2009) to GLD Investments Pte. Ltd., or GLD, a limited liability company incorporated in Singapore which was 10.0% owned by Hary Tanoesoedibjo, one of the directors of our board and our chief executive officer. GLD’s principal asset is a commercial office building in Singapore. Such loan had been due for repayment since October 2009, and it was repaid by GLD in June 2010. Concurrently, our newly acquired subsidiary in Singapore, InnoForm, acquired a 98.7% interest in GLD from its shareholders for a total consideration of approximately SGD13.0 million (or approximately $9.3 million). Mr. Tanoesoedibjo holds the remaining 1.3% equity interest in GLD. InnoForm has used the commercial office building of GLD as its principal office premise since the acquisition.
In April 2009, we entered into separate agreements with each of PT MNC Sky Vision, or Sky Vision, a limited liability company incorporated in the Republic of Indonesia and an affiliate of MNC, and Humax Co., Ltd., or Humax, a Korean-based equipment vendor. Sky Vision is a satellite television station in Indonesia and provides satellite television to subscribers. Pursuant to the relevant agreements, Sky Vision purchased certain set up boxes from Humax under a supply agreement for a total amount of $2.1 million. Humax assigned its receivable for this equipment from Sky Vision to us at a discounted value of $1.9 million. We paid such amount to Humax in five installments in June and July 2009. Sky Vision agreed to repay us the principal of $1.9 million in installments one year after we made our installment payments to Humax, plus interest at a rate of 10% on such principal amount payable on a quarterly basis. Pursuant to a fiduciary guarantee deed dated April 29, 2009, such amount is secured by Sky Vision accounts receivable of 25,000 subscribers or equivalent to 2 times of such amount. Interest income receivable as of December 31, 2009 was $24,778. As of June 24, 2010, the amount outstanding under this financing arrangement was $0.8 million.
In July 2009, we entered into a technical assistance agreement with GTS Far East Ltd, or GTS Far East, a limited liability company incorporated in United Arab Emirates and a VIE of MNC Group, for technical advisory services to be rendered by our company to GTS Far East’s VAS operation in the Republic of Indonesia for a monthly fee of $100,000. This agreement may be terminated upon, among other things, the parties’ mutual agreement and a party’s breach of the agreement. We earned a total fee of $0.7 million for services rendered in 2009.

In March 2010, we and MNC (through MIMEL) acquired 50% and 25% of the share capital of InnoForm respectively, for an aggregate consideration of SGD9.75 million (or approximately $7.0 million) in cash. In addition, we and MNC (through MIMEL) have the option to purchase the remaining 25% of InnoForm’s outstanding share capital, whereby 15% of the share capital can be purchased within 18 months, and the other 10% of the share capital can be purchased within 30 months, from the agreement date. In June 2010, we subscribed for additional new shares of InnoForm for a total consideration of SGD13.0 million (or approximately $9.3 million) and as a result of which we and MNC (through MIMEL) hold 75% and 12.5% of the equity interest of InnoForm, respectively. InnoForm is a Singapore-based company with regional offices in Malaysia, Taiwan and Hong Kong, specializing in the development, distribution and licensing of edutainment and entertainment products.
In June 2010, we purchased mandatory convertible bonds issued by IDN from Starlight, a company incorporated under the laws of United Arab Emirates and the bond holder of IDN which is a variable interest entity of MNC Group, that will be converted into new shares of IDN representing 51% of its outstanding share capital for a total consideration of $13.2 million. The bonds are interest free and will be converted into shares of IDN upon IDN’s completion of its status into a foreign capital invested company as required by the relevant Indonesian laws and regulations. IDN, an Indonesian company, specializes in providing VAS services in Indonesia. We paid 65% of the total consideration in cash upon the closing of the transaction in June 2010 and will pay the remaining 27.5% of the total consideration six months after the closing date and 7.5% of the total consideration 12 months after the closing date. The purpose of the acquisition was in line with our expansion strategy in the region.
Each of the transactions described above was approved by our independent director and ratified by our full board of directors.
C. Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
See Item 18. “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.
A.7 Legal Proceedings
We are not involved in any legal matters that management believes will have a material adverse effect on our business.
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

B. Significant Changes
See Item 18. “Financial Statements” for information regarding significant changes to us since December 31, 2009.
Item 9. The Offer and Listing
Not applicable except for Item 9.A.4. and Item 9.C.
Our ADSs, each representing 10 of our ordinary shares, have been listed on the NASDAQ Global Market since March 4, 2004 and trade under the symbol “LTON.”
The following table provides the high and low prices for our ADSs on the NASDAQ Global Market for the periods indicated.

	Price Per ADS (US$)
	High	Low
Annual highs and lows
2005	$11.57	$6.00
2006	$10.92	$3.56
2007	$5.40	$2.03
2008	$3.58	$0.57
2009	$3.21	$1.01

Quarterly highs and lows
First Quarter 2008	$3.58	$2.62
Second Quarter 2008	$2.76	$1.70
Third Quarter 2008	$1.89	$1.40
Fourth Quarter 2008	$1.43	$0.57
First Quarter 2009	$1.66	$1.01
Second Quarter 2009	$3.04	$1.40
Third Quarter 2009	$2.60	$1.81
Fourth Quarter 2009	$3.21	$1.67
First Quarter 2010	$2.07	$1.64

Monthly highs and lows
December 2009	$2.00	$1.67
January 2010	$2.07	$1.64
February 2010	$1.89	$1.64
March 2010	$1.88	$1.65
April 2010	$1.73	$1.64
May 2010	$1.68	$1.47
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
Classes of Directors. The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. At each annual general meeting of shareholders, successors to the class of directors whose terms expire at that meeting shall be elected for a three-year term.
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

Related Party Transactions
Any related party transaction or series of related party transactions with the same or similar subject matter(s) or business purpose(s), in either case with an aggregate value in excess of US$5 million, must first be approved by a majority of the disinterested directors of our board pursuant to a board resolution.
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
Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (i) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (ii) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not be approved, the court can be expected to approve the arrangement if it determines that:
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
E. Taxation
The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences relevant to the purchase, ownership or sale of our ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor depending on its individual circumstances. Accordingly, beneficial owners of shares should consult their own tax advisors regarding the application of the considerations discussed below to their particular situations and the consequences, including U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

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
People’s Republic of China Taxation
PRC taxation of us and our corporate group
We are a holding company incorporated in the Cayman Islands and conduct our business in China solely through our wholly owned subsidiaries. The new EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10.0%, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5.0% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends.
Under the new EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25.0%. See Item 3.D. “Risk Factors — Risks Relating to Doing Business in China — Any changes to our tax incentives could have a material adverse effect on our operating results. Our foreign ADS holders may be subject to PRC withholding tax on the dividends payable by us and upon gains realized on their sales of our ADSs if we are classified as a PRC “resident enterprise””.
PRC taxation of our overseas shareholders
The implementation rules of the new EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the new EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our ADS holders as well as gains realized by our ADS holders from the transfer of ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax. For additional discussion, please see Item 3.D. “Risk Factors — Risks Relating to Doing Business in China — Any changes to our tax incentives could have a material adverse effect on our operating results. Our foreign ADS holders may be subject to PRC withholding tax on the dividends payable by us and upon gains realized on their sales of our ADSs if we are classified as a PRC “resident enterprise.””

United States Federal Income Taxation
The following discussion is a summary of certain United States federal income tax consequences applicable to the ownership and disposition of shares or ADSs by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential United States federal income tax effects. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions in effect on the date hereof. All of these are subject to change, possibly with retroactive effect, or different interpretations.
This summary does not address all aspects of United States federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code) or to holders that may be subject to special rules under United States federal income tax law, including:
•	dealers in stocks, securities or currencies;

•	securities traders that use a mark-to-market accounting method;

•	banks and financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt organizations;

•	persons holding shares or ADSs as part of a hedging or conversion transaction or a straddle;

•	persons deemed to sell shares or ADSs under the constructive sale provisions of the Code;

•	persons who or that are, or may become, subject to the expatriation provisions of the Code;

•	persons whose functional currency is not the United States dollar; and

•	direct, indirect or constructive owners of 10% or more of the total combined voting power of all classes of our voting stock.
This summary also does not discuss any aspect of state, local or foreign law, or United States federal estate or gift tax law as applicable to U.S. Holders. In addition, this discussion is limited to U.S. Holders holding shares or ADSs as capital assets. Prospective purchasers are urged to consult their tax advisers about the United States federal, state and local tax consequences to them of the purchase, ownership and disposition of shares or ADSs.
For purposes of this summary, “U.S. Holder” means a beneficial holder of shares or ADSs who or that for United States federal income tax purposes is:
•	an individual citizen or resident of the United States;

•
a corporation or other entity classified as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust, if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “U.S. persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or if a valid election is in effect to be treated as a U.S. person.

If a partnership or other entity or arrangement classified as a partnership for United States federal income tax purposes holds shares or ADSs, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. This summary does not address the tax consequences of any such partner. If you are a partner of a partnership holding shares or ADSs, you should consult your tax advisers.
The discussion below is written on the basis that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be performed in accordance with the terms. If you hold ADSs, you generally will be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawal of shares for ADSs will not be subject to United States federal income tax.
U.S. Holders
Taxation of dividends and other distributions on the shares or ADSs
As described below, we believe that we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the previously ended taxable year and may be classified as a PFIC for the current taxable year. For special rules applicable to dividends and other distributions from a PFIC, see “Passive Foreign Investment Company Considerations.”
The following rules will apply provided that the company has not been a PFIC for any taxable year included in a U.S. Holder’s holding period for ordinary shares or ADSs. Distributions paid by the company out of current or accumulated earnings and profits (as determined for United States federal income tax purposes) generally will be taxable to a U.S. Holder as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the shares or ADSs and thereafter as capital gain. However, the company does not maintain calculations of its earnings and profits in accordance with United States federal income tax accounting principles. U.S. Holders should therefore assume that any distribution by the company with respect to the shares or ADSs will constitute dividend income. U.S. Holders should consult their own tax advisors with respect to the appropriate United States federal income tax treatment of any distribution received from the company.
For a taxable year beginning before January 1, 2011 (provided that the company is not a PFIC for either that taxable year or the preceding taxable year), dividends paid by the company should be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to long term capital gains, provided that certain conditions are satisfied. See “Passive Foreign Investment Company Considerations,” below. Dividends may be taxed at the lower applicable capital gains rate provided that (1) the ADS or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, and (2) certain holding period and other requirements are met. Since our ADSs are listed on the NASDAQ Global Market, they are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States.
In the event that dividends from the company are subject to withholding by the PRC, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the shares or ADSs. A U.S. Holder who does not elect to claim a foreign tax credit for foreign income tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. Dividends will constitute foreign source income for United States foreign tax credit purposes.

Taxation of disposition of shares or ADSs
Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale or exchange of a share or ADS in an amount equal to the difference between the amount realized (in U.S. dollars) for the share or ADS and your tax basis (in U.S. dollars) in the share or ADS. The gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the share or ADS for more than one year. Long-term capital gains of non-corporate U.S. Holders currently are eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. Any gain or loss that you recognize generally will be treated as United States source gain or loss for United States foreign tax credit purposes.
Passive foreign investment company considerations
A foreign corporation will be classified as a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75 percent of its gross income is “passive income” (the “income test”) or (ii) at least 50 percent of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income (the “asset test”).
For this purpose, cash and investment securities are categorized as passive assets and our company’s unbooked intangibles are taken into account. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
We believe we were a PFIC for United States federal income tax purposes for the previously ended taxable year and may be classified as a PFIC for the current taxable year. Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change. In addition, in valuing our assets, we have made a number of assumptions which we believe are reasonable. However, it is possible that the IRS may disagree with these assumptions, which may affect the determination of whether we are a PFIC in a given year. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will or will not be a PFIC for the current or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status.
If the company is classified as a PFIC for any taxable year during which a U.S. Holder owns shares or ADSs, the U.S. Holder, absent certain elections (including a mark-to-market election), will generally be subject to adverse rules — regardless of whether the company continues to be classified as a PFIC — with respect to (i) any “excess distributions” (generally, any distributions received by the U.S. Holder on the shares or ADSs in a taxable year that are greater than 125 percent of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the shares or ADSs) and (ii) any gain realized on the sale or other disposition of shares or ADSs.
Under these adverse rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the company is classified as a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years during which the company was classified as a PFIC will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge will be imposed with respect to the resulting tax attributable to each such other taxable year.

Alternatively, a U.S. Holder may make a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”), but only if our ordinary shares or ADSs are marketable stock. Our ordinary shares are not currently listed on any exchange, but our ADSs will be “marketable stock” as long as they remain listed on the NASDAQ Global Market and are regularly traded. There can be no assurances, however, that our ADSs will be treated, or continue to be treated, as regularly traded. A U.S. Holder that makes a mark-to-market election must include in ordinary income, rather than capital gain, for each year an amount equal to the excess, if any, of the fair market value of the shares or ADSs, as applicable, at the close of the taxable year over the U.S. Holder’s adjusted basis in the shares or ADSs. Additional complex rules apply and the election cannot be revoked without the consent of the IRS unless the shares or ADSs cease to be marketable.
In addition, if you own (or owned) ordinary shares or ADSs while we are (or were) a PFIC and you make an election to treat us as a qualified electing fund under Section 1295 of the Code (a “QEF Election”), you generally will not be subject to the adverse rules discussed above. Instead, you will be subject to current U.S. federal income tax on your pro rata share of our ordinary earnings and net capital gain, regardless of whether such amounts are actually distributed to you by us. However, you can make a QEF Election only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.
If we are a PFIC in any year with respect to you, you will be required to file an annual return on IRS Form 8621 regarding distributions received on ordinary shares or ADSs and any gain realized on the disposition of ordinary shares or ADSs.
Under recently enacted U.S. legislation and subject to future guidance, if we are a PFIC, U.S. Holders will be required to file, for returns due after March 18, 2010, an annual information return with the IRS relating to their ownership of our common shares or ADSs. Although expected, no guidance has yet been issued about such return, including on the information required to be reported on such return, the form of the return, or the due date for the return.
One or more of our subsidiaries may also be classified as PFICs now or in the future, and furthermore, we or one or more of our subsidiaries may invest in the equity of other foreign corporations that are PFICs. Generally, in a year in which we are a PFIC, U.S. Holders will also be subject to the PFIC rules with respect to their indirect ownership interests in such PFICs. U.S. Holders may not be able to make either a QEF Election or a Mark-to-Market Election with respect to any of our subsidiaries that are PFICs, and there can be no assurance that U.S. Holders will be able to make such elections with respect to any other PFICs in which we or one or more of our subsidiaries invests.
Since the PFIC rules are complex, U.S. Holders should consult their tax advisors regarding the potential application of the PFIC regime, including eligibility for and the manner and advisability of making a mark-to-market election.
Information reporting and backup withholding
The proceeds of a sale or other disposition, as well as dividends paid with respect to shares or ADSs by a United States payor (including any payments received from a U.S. financial intermediary), generally will be reported to the IRS and to the U.S. Holder as required under applicable regulations. Backup withholding tax may apply to these payments if the U.S. Holder fails to timely provide an accurate taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Certain U.S. Holders (including, among others, corporations) are not subject to the information reporting or backup withholding tax requirements described herein. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding tax and the procedure for obtaining an exemption.

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
Our counsel as to Chinese law has advised us further that the recognition and enforcement of foreign judgments are provided for under Chinese Civil Procedures Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedures Law based either on treaties between China and the country or region where the judgment is made or on reciprocity between jurisdictions. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We have previously filed with the SEC our registration statement on Form F-1 and prospectus under the Securities Act with respect to our ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F: (i) no later than six months after the close of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011; and (ii) no later than four months after the close of each fiscal year, which is December 31, for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
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

Foreign Currency Risk
Substantially all of our revenue and expenses are denominated in Renminbi, but a substantial portion of our cash is kept in U.S. dollars. Starting in 2010, we have also maintained a portion of our cash in Indonesian Rupiah. Although we believe that, in general, our exposure to foreign exchange risks should be limited, our cash flows and revenue will be affected by the foreign exchange rate between U.S. dollars and Renminbi and between U.S Dollars and Indonesian Rupiah. It is very likely that the Chinese government may elect to loosen further its current controls over the extent to which the Renminbi is allowed to fluctuate in value in relation to foreign currencies. Our business and the price of our ordinary shares and ADSs could be negatively affected by a revaluation of the Renminbi against the U.S. dollar or by other fluctuations in prevailing Renminbi-U.S. dollar exchange rates. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our cash flows would be reduced which could materially adversely affect our business. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced. We commenced maintaining a portion of our cash in Indonesian Rupiah in 2010 to take advantage of short term fluctuations in exchange rates between U.S. dollars and Indonesian Rupiah and favorable interest rates for short term deposits in Indonesian Rupiah. Our financial performance may be negatively affected by a revaluation of the Indonesian Rupiah against the U.S. dollars.
In addition, as of the end of 2009, we had a loan receivable denominated in Singapore Dollars (“SGD”). See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions” for further information regarding this loan. The loan was repaid in June 2010. For the period from January 2010 to June 2010, we incurred a nominal total foreign exchange loss in connection with this loan.
We do not engage in any hedging activities, and we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations. During the year ended December 31, 2009, the foreign currency translation adjustments to our comprehensive income were $2.6 million and the currency loss was $0.1 million, primarily as a result of the Chinese Renminbi appreciating against the U.S. dollar. The following is a sensitivity analysis showing the impact of hypothetical changes in the value of the Renminbi against the U.S. dollar as of December 31, 2009 on our results for 2009:

	Additional Translation Adjustments
Change in the Value of Chinese Renminbi against	to Comprehensive Income	Additional Transaction Gain/(Loss)
the U.S. Dollar from Actual Value as of December 31, 2009	($)	($)
2.5% Appreciation	(3,895,161)	852,268
5% Appreciation	(7,790,323)	1,704,536
2.5% Depreciation	3,895,161	(852,268)
5% Depreciation	7,790,323,	(1704,536)
Item 12. Description of Securities Other than Equity Securities
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.

D. American Depositary Shares
Fees and charges our ADS holders may have to pay
JPMorgan Chase Bank, N.A. is our depositary. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deducting from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services for which fees are chargeable until such fees are paid.

ADS holders may have to pay:	For:
US$5 per 100 ADS	• Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

• Cancellation or withdrawals of ADSs

• Distribution of ADSs pursuant to stock dividends or stock split

• Distributions of securities other than ADSs or rights to purchase additional ADSs

Up to US$0.02 per ADS	• Distributions of cash dividends or other cash distributions

• Annual depositary services

US$1.5 per certificate presented for transfer	• Transfer of American depositary receipts, or ADRs

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or ordinary shares underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges, fees or expenses incurred by the depositary or its agents for servicing the deposited securities	• As necessary
Fees and other payments made by the depositary to us
The depositary has agreed to reimburse us for certain reasonable expenses related to our ADS program, including expenses for investor relations servicing, investor related presentations, ADS-related advertising and public relations, legal fees and accountants’ fee. For the year ended December 31, 2009, we were entitled to receive up to $160,000 from the depositary as reimbursement for such expenses.
The depositary paid us $145,640 as reimbursement for proxy expenses and waived ADS program maintenance fees in the amount of $295,000 with respect to the year ended December 31, 2009.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not Applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Evaluation of Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Deputy Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the fiscal year covered by this annual report. Based on this evaluation, our Chief Executive Officer and Deputy Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, our disclosure controls and procedures were effective. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Deputy Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Deputy Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting based on criteria established in the Internal Control-integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
This annual report does not include an attestation report of the company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permits the company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15 or 15d-15 of the Exchange Act that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16C. Principal Accountant Fees and Services
Disclosure of Fees Charged by Independent Accountants
The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, or PwC Zhong Tian (our independent accountants from the fourth quarter of 2000 until July 2008), Grant Thornton (our independent accountants from September 2008 until September 2009) and Ernst & Young Hua Ming, or E&Y (our independent accountants from September 2009 until the present time), for certain services rendered to our company during 2008 and 2009:

	For the year ended December 31,
	2008	2009
Audit fees (1)	$683,374	$642,852
Audit-related fees (2)	—	—
Tax-related fees (3)	91,511	—
Other fees (4)	7,763	99,000

(1)
“Audit fees” means the aggregate fees charged in each of the fiscal years listed for our calendar year audits and reviews of financial statements. In 2009, the audit fees billed by E&Y amounted to $187,527. In 2009 and 2008, the audit fees billed by Grant Thornton amounted to $455,325 and $161,508, respectively. In 2008, the audit fees billed by PwC Zhong Tian amounted to $521,866.

(2)
“Audit-related fees” means the aggregate fees charged in each of the fiscal years listed for professional services related to the audit of our financial statements that are not reported under “Audit fees” and consultation on accounting standards or transactions.

(3)	“Tax-related fees” means the aggregate fees charged by PwC Zhong Tian in 2008 for professional services rendered for tax compliance, tax advisor and tax planning (domestic and international).

(4)
“Other fees” in 2008 means fees for advisory services charged by PwC Zhong Tian in connection with the handling of certain SEC comments we received. Other fees in 2009 means fees for advisory services charged by SGV & Co, a member firm of E&Y, in the Republic of the Philippines.

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
Item 16F. Change in Registrant’s Certifying Accountant
PwC Zhong Tian served as our independent registered public accounting firm to audit the consolidated financial statements of our company as of and for the fiscal year ended December 31, 2007. Effective August 12, 2008, our board accepted the resignation of PwC Zhong Tian as our independent registered public accounting firm.
The audit report of PwC Zhong Tian on the consolidated financial statements of our company and subsidiaries as of and for the year ended December 31, 2007 did not contain an adverse opinion, or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.
During the fiscal year ended December 31, 2007 and the subsequent interim period through August 12, 2008, we did not have any “disagreement”, as that term is defined in Item 16F(a)(1(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with PwC Zhong Tian on any matter or accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of PwC Zhong Tian, would have caused it to make reference to the subject matter of the “disagreement” in connection with its report on our consolidated financial statements.

During the fiscal year ended December 31, 2007 and the subsequent interim period through August 12, 2008, there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.
We provided a copy of this disclosure to PwC Zhong Tian and requested that PwC Zhong Tian furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from PwC Zhong Tian addressed to the SEC, dated June 29, 2010, is filed as Exhibit 15.4 hereto.
On September 22, 2008, our audit committee appointed Grant Thornton to serve as our independent registered public accounting firm for the fiscal year ended December 31, 2008. The decision to change accountants was approved by our board. During the fiscal year ended December 31, 2008 and through September 15, 2009, neither we nor anyone on our behalf consulted Grant Thornton regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, nor has Grant Thornton provided to us a written report or oral advice that Grant Thornton concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” with PwC Zhong Tian or a “reportable event”.
Grant Thornton served as our independent registered public accounting firm to audit the consolidated financial statements of our company as of and for the fiscal year ended December 31, 2008. Effective September 15, 2009, our board declined Grant Thornton to stand for re-election as our independent registered public accounting firm.
The audit report of Grant Thornton on the consolidated financial statements of our company and subsidiaries as of and for the year ended December 31, 2008 did not contain an adverse opinion, or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.
During the fiscal year ended December 31, 2008 and the subsequent interim period through September 15, 2009, we did not have any “disagreement” with Grant Thornton on any matter or accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of Grant Thornton, would have caused it to make reference to the subject matter of the “disagreement” in connection with its report on our consolidated financial statements.
During the fiscal year ended December 31, 2008 and the subsequent interim period through September 15, 2009, there were no “reportable events” requiring disclosure.
We provided a copy of this disclosure to Grant Thornton and requested that Grant Thornton furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Grant Thornton addressed to the SEC, dated June 29, 2010, is filed as Exhibit 15.5 hereto.
On September 22, 2009, our audit committee appointed E&Y to replace Grant Thornton and serve as our independent accountant for fiscal year ended December 31, 2009. The decision to change accountants was approved by our board. During the fiscal year ended December 31, 2008 and through September 15, 2009, neither we nor anyone on our behalf consulted E&Y regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and E&Y concluded that no written report or oral advice was provided by E&Y that was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” with Grant Thornton, or a “reportable event”.

Item 16G. Corporate Governance
We are an exempted company incorporated in the Cayman Islands and our ADSs have been listed on the NASDAQ Global Market since March 4, 2004. The significant differences between our corporate governance practices and those followed by U.S. domestic companies are as follows.
Rule 5605 of the NASDAQ Listing Rules requires that a majority of the board of directors be independent directors as defined in Rule 5605(a)(2). As of December 31, 2009, our board of directors consisted of four directors, one of which (Thomas Hubbs) is determined by our board to be “independent” under Rule 5605(a)(2). This is because we are exempted from the NASDAQ requirement as a “Controlled Company” as defined in Rule 5615 due to the fact that more than 50% of our voting power is held by MNC.
Rule 5605 of the NASDAQ Listing Rules requires that the audit committee of an issuer is comprised of at least three members and that all members of the audit committee and the nominating and compensation committee are independent directors. As of December 31, 2009, we had an audit committee with one member (Thomas Hubbs), and a nominating and compensation committee of two members. Our board has determined that Mr. Hubbs is “independent” as the term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules. None of the two members of our current nominating and compensation committee is an independent director. This home country practice of ours differs from the requirements of the NASDAQ Listing Rules in these areas because there are no specific requirements under Cayman Islands law on the composition of audit committee, nominating committee and compensation committee.
PART III
Item 17. Financial Statements
The Company has elected to provide financial statements pursuant to Item 18.
Item 18. Financial Statements
The consolidated financial statements for Linktone Ltd., its subsidiaries and its affiliated entities are included at the end of this annual report.

Item 19. Exhibits

1.1
Amended and Restated Memorandum and Articles of Association of the Company with an amendment dated April 3, 2008 (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to the Company’s Annual Report on Form 20F for the year ended December 31, 2007 filed with the SEC on July 17, 2008).

1.2	Amendment dated November 4, 2009 to the Amended and Restated Memorandum and Articles of Association of the Company.

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

4.3	Form of Employment Agreement with the Company’s executive officers.

4.4
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

4.12
Translation of Equity Interests Pledge Agreement dated October 16, 2006 between Shanghai Linktone Consulting Co., Ltd. and Wang Wenlei (incorporated by reference to Exhibit 4.49 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on July 13, 2007).

4.13
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

4.20
Translation of Agreement on Aftermath of the Cooperation dated February 4, 2009 between Tianjin TV Satellite Channel and Shanghai Lang Yi Advertising Co., Ltd. (incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on June 19, 2009).

4.21
Translation of Agreement on Termination of Qinghai Satellite TV Project dated July 30, 2008 among CCYL Central Network Film and TV Center, Beijing Lianfei Wireless Communication Technology Co., Ltd. and Shanghai Lingyu Culture and Communication Co., Ltd. (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on June 19, 2009).

4.22
Translation of Cooperative Agreement on Voice Magazine Service for the period from November 1, 2008 to October 31, 2009 between China Mobile Group Beijing Co., Ltd and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on June 19, 2009).

4.23
Loan agreement dated October 10, 2008 between Linktone Ltd. and GLD Investments Pte. Ltd. (incorporated by reference to Exhibit 4.36 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on June 19, 2009).

4.24	Translation of Exclusive Consulting and Services Agreement dated January 1, 2009 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd.

4.25	Translation of Software License Agreement dated January 1, 2009 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (PETS Cellphone Games Software).

4.26	Translation of Software License Agreement dated January 1, 2009 between Shanghai Huitong Information Co., Ltd. and Shanghai Qimingxing E-commerce Co., Ltd. (PETS Cellphone Games Software).

4.27
Translation of Software License Agreement dated January 1, 2009 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (IVR Background Operating Software System V1.0).

4.28
Translation of Software License Agreement dated January 1, 2009 between Shanghai Huitong Information Co., Ltd. and Beijing Lianfei Wireless Communications Technology Company Limited (Linktone Photos and Tones Cellphone Software V1.0).

8.1	List of Principal Subsidiaries and Affiliated Variable Interest Entities of the Company.

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on June 30, 2005).

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm.

15.2	Consent of Ernst & Young Hua Ming, Independent Registered Public Accounting Firm.

15.3	Consent of Grant Thornton, Independent Registered Public Accounting Firm.

15.4	Letter of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm.

15.5	Letter of Grant Thornton, Independent Registered Public Accounting Firm.

15.6	Consent of Walkers.

15.7	Consent of Jun He Law Offices.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LINKTONE LTD.
By:	/s/ Hary Tanoesoedibjo
Hary Tanoesoedibjo
Chief Executive Officer

Date: June 29, 2010

LINKTONE LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
     Linktone Ltd.
We have audited the accompanying consolidated balance sheet of Linktone Ltd. (the “Company”) and its subsidiaries (together, the “Group”) as of December 31, 2009, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Linktone Ltd. and its subsidiaries at December 31, 2009 and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming

Ernst & Young Hua Ming
Shanghai, the People’s Republic of China
June 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Linktone Ltd.
We have audited the accompanying consolidated balance sheet of Linktone Ltd. (a Cayman Islands corporation) and its subsidiaries as of December 31, 2008, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Linktone Ltd. and its subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton

Grant Thornton
Hong Kong, SAR

June 19, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF LINKTONE LTD.
In our opinion, the consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows for the year ended December 31, 2007 (the “financial statements”) present fairly, in all material respects, the result of operations and cash flows of Linktone Ltd. (the “Company”) and its subsidiaries for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether these financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
As disclosed in Note 5(i) to the consolidated financial statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109, Accounting for Income Taxes.
As discussed in Note 6 to the consolidated financial statements, the accompanying 2007 consolidated financial statements have been retrospectively adjusted for the discontinued operations in 2008.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, People’s Republic of China
June 30, 2008, except for the effects of the discontinued operations as discussed in Note 6 to which the date is June 19, 2009

LINKTONE LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)

		As of December 31,
	Note	2008	2009

Assets
Current assets:
Cash and cash equivalents	9	$81,593,823	$79,477,153
Short-term investments	10	14,372,646	19,702,747
Accounts receivable, net (including a receivable from a related party of $700,000 as of December 31, 2009)	12	15,245,030	12,538,597
Tax refund receivable	13	1,240,718	1,953,740
Loans receivable from related parties	14	7,984,450	10,087,400
Deposits and other current assets (including interest income receivable from a related party of $64,773 and $24,778 as of December 31, 2008 and 2009, respectively)	15	5,106,901	2,382,402
Deferred tax assets	24	1,479,554	1,176,933

Total current assets		127,023,122	127,318,972
Property and equipment, net	16	1,031,543	530,769
Intangible assets, net	17	171,238	106,039
Goodwill	8	14,584,212	12,084,212
Deferred tax assets	24	116,235	23,264
Other long-term assets	18	476,368	364,276

Total assets		$143,402,718	$140,427,532

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable, accrued liabilities and other payables	20	$10,796,440	$7,915,352
Taxes payable	19	4,097,447	3,013,374
Deferred revenue		210,833	351,049
Deferred tax liabilities	24	87,947	256,736

Total current liabilities		15,192,667	11,536,511

Total liabilities		15,192,667	11,536,511

Commitments and contingencies	27
Shareholders’ equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 420,636,230 shares and 420,756,430 shares issued and outstanding as of December 31, 2008 and 2009, respectively)	25	42,063	42,075
Additional paid-in capital	25	137,560,175	137,838,890
Statutory reserves	23	2,466,165	2,466,165
Accumulated other comprehensive income:
Unrealized gain on investment in marketable securities		—	437,250
Cumulative translation adjustments		7,363,186	7,217,287
Accumulated losses		(19,221,538)	(19,110,646)

Total shareholders’ equity		128,210,051	128,891,021

Total liabilities and shareholders’ equity		$143,402,718	$140,427,532

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except share data)

		For the year ended December 31,
	Note	2007	2008	2009

Gross revenues (including $700,000 of technical service fees from a related party in 2009)	21	$49,714,795	$67,025,802	$62,216,694
Sales tax		(1,751,517)	(2,520,119)	(2,303,289)

Net revenues		47,963,278	64,505,683	59,913,405
Cost of services		(20,377,795)	(33,837,630)	(38,941,272)

Gross profit		27,585,483	30,668,053	20,972,133
Operating expenses:
Product development		(5,506,938)	(3,177,071)	(3,316,507)
Selling and marketing		(13,787,153)	(13,130,513)	(9,318,469)
General and administrative		(11,762,028)	(9,901,474)	(8,220,999)
Provisions for impairment	8,15,18	(5,142,396)	—	(2,068,127)

Total operating expenses		(36,198,515)	(26,209,058)	(22,924,102)

Operating income (loss)		(8,613,032)	4,458,995	(1,951,969)
Interest income, net of financial expenses (including income of $64,773 and $325,080 from related parties in 2008 and 2009)		1,111,337	1,728,654	1,614,575
Other income, net of other expenses		467,690	384,553	431,005
Other-than-temporary impairment loss on investments	10	—	(1,476,937)	—

Income (loss) from continuing operations before income tax		(7,034,005)	5,095,265	93,611
Income tax expense	24	(433,657)	(786,057)	(579,270)

Income (loss) from continuing operations		(7,467,662)	4,309,208	(485,659)
Income (loss) from discontinued operations, net of income tax benefit of $4,069 in 2008	6	(8,936,340)	(20,807,008)	596,551

Net income (loss)		(16,404,002)	(16,497,800)	110,892

Other comprehensive income (loss):
Foreign currency translation adjustment		2,511,673	2,646,071	(145,899)
Unrealized gain on investment in marketable securities		—	—	437,250

Comprehensive income (loss)		$(13,892,329)	$(13,851,729)	$402,243

Basic earnings (loss) per ordinary share:
Continuing operations		$(0.03)	$0.01	$0.00

Discontinued operations		$(0.04)	$(0.05)	$0.00

Net income (loss)		$(0.07)	$(0.04)	$0.00

Diluted earnings (loss) per ordinary share:
Continuing operations		$(0.03)	$0.01	$0.00

Discontinued operations		$(0.04)	$(0.05)	$0.00

Net income (loss)		$(0.07)	$(0.04)	$0.00

Weighted-average ordinary shares:
Basic		239,499,334	374,285,807	420,677,724

Diluted		239,499,334	374,847,328	420,677,724

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In U.S. dollars, except share data)

						Accumulated	Retained
			Additional			other	earnings	Total
	Ordinary shares		paid-in	Treasury	Statutory	comprehensive	(accumulated	shareholders’
	Shares	Amount	capital	stock	reserves	income	losses)	equity
Balance as of December 31, 2006	260,870,940	$26,087	$77,041,914	$(11,362,575)	$2,344,525	$2,205,442	$18,893,450	$89,148,843
Issuance of ordinary shares from exercise of stock options	1,075,400	107	87,270	—	—	—	—	87,377
Retirement of treasury stock	(21,655,010)	(2,165)	(6,268,864)	11,362,575	—	—	(5,091,546)	—
Stock-based compensation	—	—	1,341,852	—	—	—	—	1,341,852
Other comprehensive income (loss):
Translation adjustment	—	—	—	—	—	2,544,850	—	2,544,850
Realized loss on investment in marketable securities	—	—	—	—	—	(33,177)	—	(33,177)
Net loss	—	—	—	—	—	—	(16,404,002)	(16,404,002)
Appropriation to statutory reserves	—	—	—	—	15,883	—	(15,883)	—

Balance as of December 31, 2007	240,291,330	24,029	72,202,172	—	2,360,408	4,717,115	(2,617,981)	76,685,743
Issuance of ordinary shares	180,000,000	18,000	68,382,000	—	—	—	—	68,400,000
Issuance of ordinary shares from exercise of stock options	344,900	34	33,938	—	—	—	—	33,972
Cost of issuance of ordinary shares	—	—	(3,786,070)	—	—			(3,786,070)
Stock-based compensation	—	—	728,135	—	—	—	—	728,135
Other comprehensive income:
Translation adjustment	—	—	—	—	—	2,646,071	—	2,646,071
Net loss	—	—	—	—	—	—	(16,497,800)	(16,497,800)
Appropriation to statutory reserves	—	—	—	—	105,757	—	(105,757)	—

Balance as of December 31, 2008	420,636,230	42,063	137,560,17	—	2,466,165	7,363,186	(19,221,538)	128,210,051
Issuance of ordinary shares from exercise of stock options	120,200	12	11,828	—	—	—	—	11,840
Stock-based compensation	—	—	266,887	—	—	—	—	266,887
Other comprehensive income (loss):
Translation adjustment	—	—	—	—	—	(145,899)	—	(145,899)
Unrealized gain on investment in marketable securities	—	—	—	—	—	437,250	—	437,250
Net income	—	—	—	—	—	—	110,892	110,892

Balance as of December 31, 2009	420,756,430	$42,075	$137,838,890	$—	$2,466,165	$7,654,537	$(19,110,646)	$128,891,021

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	For the year ended December 31,
	2007	2008	2009

Cash flow from operating activities
Net income (loss)	$(16,404,002)	$(16,497,800)	$110,892
Less: Income (loss) from discontinued operations	(8,936,340)	(20,807,008)	596,551

Income (loss) from continuing operations	(7,467,662)	4,309,208	(485,659)
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by (used in) continuing operating activities:
Stock-based compensation expense	1,332,601	722,248	266,887
Loss (gain) on disposal of property and equipment	38,256	(19,302)	41,964
Provisions for impairment, net	5,142,396	1,476,937	2,068,127
Depreciation	1,253,028	946,058	556,239
Amortization of intangible assets	1,587,569	624,186	65,199
Amortization of other long-term assets	—	86,973	112,092
Provision for doubtful debts	263,354	628,692	697,247
Deferred income tax expense (benefit)	(49,111)	(378,403)	564,381
Loss (gain) on foreign exchange	157,669	(54,815)	(222,887)
Realized gain on short-term investments	(901,586)	(276,637)	—
Changes in assets and liabilities, net of effect of acquisitions:
(Increase) decrease in accounts receivable	2,496,668	(3,268,035)	1,231,262
(Increase) decrease in tax refund receivable	122,868	(444,714)	(711,191)
(Increase) decrease in deposits and other current assets	(2,121,853)	1,171,394	(790,023)
Increase in other assets	—	(672,520)	—
Increase (decrease) in taxes payable	(436,101)	1,117,186	(1,076,765)
Increase (decrease) in accounts payable, accrued liabilities and other payables	3,174,530	2,001,916	(1,770,189)

Net cash provided by operating activities of continuing operations	4,592,626	7,970,372	546,684
Net cash provided by (used in) operating activities of discontinued operations	(14,779,630)	(10,799,804)	4,395,367

Net cash provided by (used in) operating activities	(10,187,004)	(2,829,432)	4,942,051
Cash flow from investing activities:
Purchases of property and equipment	(220,979)	(296,218)	(102,920)
Proceeds from sale of short-term investments	10,210,265	—	—
Proceeds from disposal of property and equipment	22,518	21,733	5,990
Settlement of loans receivable	90,354	—	395,257
Loans advanced to related parties	—	—	(1,901,700)
Cash paid for investment deposits	(2,470,382)	—	—
Cash paid for short-term investments	(10,451,999)	(12,613,076)	(4,877,594)
Cash paid for business acquisitions, net of cash acquired	(221,902)	—	—

Net cash provided by (used in) investing activities of continuing operations	(3,042,125)	(12,887,561)	(6,480,967)
Net cash used in investing activities of discontinued operations	(566,181)	(16,210)	—

Net cash used in investing activities	(3,608,306)	(12,903,771)	(6,480,967)
Cash flow from financing activities:
Proceeds from the exercise of stock options	87,377	33,972	11,840
Proceeds from issuance of new shares	—	68,400,000	—
Cash paid for cost of issuance of new shares	(61,530)	(3,274,540)	(450,000)
Cash paid for related party loans	—	(7,799,893)	—

Net cash provided by (used in) financing activities of continuing operations	25,847	57,359,539	(438,160)
Effect of exchange rate change on cash	1,649,961	641,903	(139,594)

Net (decrease) increase in cash and cash equivalents	(12,119,502)	42,268,239	(2,116,670)
Cash and cash equivalents, beginning of year	51,445,086	39,325,584	81,593,823

Cash and cash equivalents, end of year	$39,325,584	$81,593,823	$79,477,153

Supplemental disclosures of cash flow information
Cash (paid) received during the year for:
Business and other taxes on revenues	$(5,385,888)	$(5,711,548)	$(5,648,133)
Value-added tax refund	2,630,474	2,989,710	2,326,649
Income tax paid	(317,380)	(516,984)	(993,747)
Supplemental schedule of non-cash investing and financing activities
In 2007, the Company purchased 90% interest in Shanghai Lang Yi Advertising Co., Ltd. In conjunction with the acquisition, the fair values of assets acquired and liabilities assumed were $2,884,217 and $2,884,217, respectively.
In 2007, the Company incurred professional and consulting fees of $1,723,186 in connection with the issuance of new shares. $61,530 of these fees has been paid and the remaining $1,661,656 has been recorded in accrued liabilities and other payables as deferred stock issuance costs as at December 31, 2007.
The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
1 Organization and Nature of Operations
Linktone Ltd. (“Linktone”, or the “Company”), a Cayman Islands corporation, is a provider of telecom value-added services (“VAS”) and online casual game services to consumers and enterprises in the People’s Republic of China (“PRC”).
In April 2008, PT Media Nusantara Citra (“MNC”), an Indonesian corporation, through its wholly owned subsidiary incorporated in the Cayman Islands, MNC International Limited (“MIL”), acquired approximately 6 million American Depositary Shares (“ADSs”) in a tender offer process and subscribed for approximately 180 million newly issued ordinary shares of Linktone for a total consideration of $68.4 million (see Note 25). After giving effect to the subscription, the acquisition of ADSs and ordinary shares in the tender offer, MNC held approximately 57.1% of Linktone’s total outstanding ordinary shares and became the majority shareholder of Linktone.
In May 2010, MNC through MIL, acquired a further 0.5 million ADSs from a third party through a privately negotiated transaction. After this further acquisition, MNC holds approximately 58.2% of Linktone’s total outstanding ordinary shares. MNC, its subsidiaries and affiliates, are collectively known as MNC Group.
During 2008, the Company terminated its partnership agreements with Chinese Youth League Internet Film and Television Center (“CYL”), which is in association with Qinghai Satellite Television (“QTV”), and Tianjin Satellite Television (“TJSTV”). The results of our advertising business segment are presented as discontinued operations for all years in the consolidated financial statements included herein (see Note 6).
The accompanying consolidated financial statements include the results of operations of the Company, its subsidiaries, Shanghai Linktone Consulting Co., Ltd. (“Linktone Consulting”), Shanghai Huitong Information Co., Ltd. (“Huitong”), Shanghai Linktone Internet Technology Co., Ltd. (“Linktone Internet”), Shanghai Linktone Software Co., Ltd. (“Linktone Software”), Shanghai Xintong Information Technology Co., Ltd. (“Xintong”), Brilliant Concept Investment Ltd. (“Brilliant”), Wang You Digital Technology Co., Ltd. (“Wang You”), Ojava Overseas Limited (“Ojava Overseas”), Beijing Ruida Internet Communication Technology Co., Ltd. (“Ruida”), Noveltech Enterprises Limited (“Noveltech”), Linktone Media Limited (“Linktone Media”), and Linktone International Limited (“Linktone International”), and the following variable interest entities (“VIEs”) for which the Company is the primary beneficiary:
•	Shanghai Weilan Computer Co., Ltd. (“Weilan”), a PRC company;
•	Shanghai Unilink Company Ltd. (“Unilink”), a PRC company;
•	Shenzhen Yuan Hang Technology Co., Ltd. (“Yuan Hang”), a PRC company;
•	Beijing Cosmos Digital Technology Co., Ltd. (“Cosmos”), a PRC company;
•	Hainan Zhong Tong Computer Network Co., Ltd. (“Zhong Tong”), a PRC company;
•	Beijing Lian Fei Wireless Communication Technology Co., Ltd. (“Lian Fei”), a PRC company;
•	Shanghai Qimingxing E-commerce Co., Ltd. (“Qimingxing”), a PRC company;
•	Beijing Ojava Wireless Information Technology Co., Ltd. (“Beijing Ojava”), a PRC company;
•	Shanghai Ling Yu Culture and Communication Co., Ltd. (“Ling Yu”), a PRC company;
•	Zhong Qing Wei Lian Cultural Communication Co., Ltd, (“Wei Lian”), a PRC company;
•	Beijing Lianyu Interactive Technology Development Co., Ltd. (“Lianyu”), a PRC company;
•	Shanghai Lang Yi Advertising Co., Ltd. (“Lang Yi”), a PRC company;
•	Beijing Xian Feng Li Liang Co., Ltd. (“Xian Feng”), a PRC company; and
•	PT Cakrawala Alam Semesta (“Cakrawala”), an Indonesian company.
Linktone International was incorporated in the United Arab Emirates on November 12, 2009 to hold our future investments in the South East Asia region. The Company, its subsidiaries and consolidated VIEs are collectively referred to as the “Group”.
The business in which the Group is engaged is subject to a number of industry-specific risk factors, including, but not limited to, dependence on mobile and fixed line network operators, rapid development of the market, a large number of competitors, and an evolving regulatory environment.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
1 Organization and Nature of Operations (cont’d)
To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide value-added telecommunications services, which include telecom value-added services and internet content services, the Company conducts substantially all of its operations via its VIEs. In addition, to comply with Indonesian laws and regulations that prohibit foreign ownership of investment holding companies, the Company holds its short-term investment in Indonesia via Cakrawala, a VIE. These VIEs are wholly owned by individuals authorized by the Company, all of whom are either employees or former employees of the Company. The capital is funded by the Company through interest-free loans extended to the authorized individuals. The loans for capital injection are eliminated with the capital of the VIEs on consolidation.
Under various contractual agreements, these authorized individuals are required to transfer their ownership in these entities to the Company or the Company’s subsidiaries in the PRC, or to designees of the Company, when permitted by the applicable laws and regulations. All voting rights of the VIEs are assigned to the Company and the Company has the right to appoint all directors and senior management personnel of the VIEs. In addition, the Company has entered into consulting service and/or software licensing agreements with these VIEs under which the Company provides consulting and/or software products to these VIEs in exchange for substantially all of the net income of these VIEs. In addition, shareholders of the VIEs have pledged their shares in the VIEs as collateral for the loans as well as for the fees for consulting services and use of software due to the Company. The interest-free loans to the shareholders of the VIEs as of December 31, 2008 and 2009 were $14.0 million.
As a result of these agreements, the Company consolidates these VIEs as required by Accounting Standards Codification (“ASC”) subtopic 810-10 (“ASC 810-10”), “Consolidation: Overall” (pre-codification, FIN 46R, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51”), because the Company holds all of the variable interests of these VIEs and is the primary beneficiary of the VIEs. Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and the VIEs through the aforementioned agreements, whereby the equity holders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Company. In addition, through the other aforementioned agreements, the Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of the VIEs.
The carrying amount of the aggregate total assets and total liabilities of the above VIEs as of December 31, 2009 were $120.8 million and $71.1 million, respectively. The carrying amount of the aggregate total assets and total liabilities of the above VIEs as of December 31, 2008 were $89.0 million and $67.3 million, respectively. Creditors of these VIEs have no recourse to the general credit of the Company, which is the primary beneficiary.
2 Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).
Basis of consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries, and the VIEs for which the Company is the primary beneficiary. All significant transactions and balances between the Company, its subsidiaries and VIEs have been eliminated upon consolidation. All subsidiaries are wholly owned by the Company, and the Company does not hold any investments accounted for under the cost or equity method.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
2 Basis of presentation (cont’d)
Foreign currency
The accompanying consolidated financial statements are presented in U.S. dollars (“US$”). The functional currency of the Company is US$ while that of the Company’s operating subsidiaries and consolidated VIEs in China is the Renminbi (“RMB”), as determined based on the criteria of ASC subtopic 830, “Foreign Currency Matters” (pre-codification, SFAS 52 “Foreign Currency Translation”).
Transactions at the subsidiaries and VIEs denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income.
All assets and liabilities of our subsidiaries and consolidated VIEs in China are translated into US$ at the exchange rates in effect at the balance sheet date and revenues and expenses are translated into US$ at the average exchange rates in effect during the reporting periods. The exchange differences resulting from translating the PRC entity financial statements into US$ are included in accumulated other comprehensive income, which is a separate component of shareholders’ equity on the consolidated balance sheets.
3 FASB Accounting Standards Codification
On July 1, 2009, the Financial Accounting Standards Board (“FASB”) launched the “FASB Accounting Standards Codification TM(“ASC”) and the Hierarchy of Generally Accepted Accounting Principles (“GAAP”)”, (collectively, the “Codification”). The Codification became the single official source of authoritative nongovernmental U.S. GAAP. The Codification eliminates the U.S. GAAP hierarchy and establishes one level of authoritative guidance for U.S. GAAP. All other literature is considered non-authoritative. The Codification is effective for financial statements issued for interim and annual periods ended after September 15, 2009. The Company adopted the Codification for the fiscal year ended December 31, 2009 and there has been no change to our financial statements due to the implementation of the Codification.
4 Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates reflected in the consolidated financial statements include, but are not limited to, revenue recognition, the estimated useful lives of long-lived assets, future cash flows associated with impairment testing of goodwill and other long-lived assets, allowance for doubtful accounts, valuation allowance of deferred tax assets, fair value of available-for-sale investments, and share-based compensation expense. Changes in facts and circumstances may result in revised estimates. Actual results could differ from these estimates.
5 Summary of significant accounting policies
(a) Cash equivalents
The Group considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are composed primarily of investments in commercial paper and money market accounts that are stated at cost, plus accrued interest, which approximates fair value.
Cash that is legally restricted for withdrawal or use is recorded as restricted cash.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
5 Summary of significant accounting policies (cont’d)
(b) Short-term investments
Short-term investments comprise time deposits with original maturity terms of more than three months but due within one year and marketable equity securities. The marketable securities are classified as available-for-sale and carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are recognized in the statement of operations during the period in which the gain or loss is realized. If the Company determines a decline in fair value is other than temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment and consideration of various factors including the severity and duration of the impairment, anticipated recovery, financial condition and near term prospects of the investee, and our ability and intent to hold that security until the anticipated recovery in value occurs. Subsequent increases and decreases in the fair value of available-for-sale securities are included in comprehensive income except for an other-than-temporary impairment, which is charged to income in the statement of operations.
The Company invests in marketable equity securities with the intent to make such funds readily available for operating or acquisition purposes and, accordingly, classifies them as short-term investments. Management determines the appropriate classification of its short-term investments and re-evaluates such determination at each balance sheet date.
The carrying values of time deposits approximate fair value because of their short maturities. The Company determines the fair value of marketable equity securities using quoted market prices.
(c) Accounts receivable
An allowance for doubtful accounts is provided based on an aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness and industry trend analysis. The Group also makes a specific allowance if there is strong evidence showing that the receivable is likely to be irrecoverable. An account receivable is written off after all collection efforts have ceased.
(d) Property and equipment, net
Property and equipment are stated at cost less accumulated depreciation. Property and equipment are depreciated over their estimated useful lives on a straight-line basis with an estimated residual value of zero. The estimated useful lives are as follows:

Office equipment	1-3 years
Computer hardware and other equipment	3-5 years
Leasehold improvements	the shorter of their estimated useful lives or the lease term
Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the relevant assets, and is recognized in the statement of operations and comprehensive income.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
5 Summary of significant accounting policies (cont’d)
(e) Goodwill and intangible assets
Goodwill and other intangible assets are accounted for in accordance with the provisions of ASC 350, “Intangibles-Goodwill and Other” (pre-codification, SFAS 142, “Goodwill and Other Intangible Assets”). Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. Under ASC 350, goodwill and certain other intangible assets deemed to have indefinite useful lives are not amortized but are tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate potential impairment. In December of each year, the Company tests impairment of goodwill at the reporting unit level, defined as the operating segment, and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit.
The provisions of ASC 350 require that a two-step test be performed to assess goodwill for impairment. In the first step, an estimate of the fair value of the reporting unit is performed using expected future discounted cash flows and estimated terminal values. If the net book value of the reporting unit exceeds the fair value, the second step of the impairment test is performed, which requires allocation of the reporting unit’s fair value of all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any. In December 2009 and December 2007, impairment charges of $2.5 million and $2.0 million, respectively, were recorded against goodwill assigned to the casual game reporting unit (see Note 8). No impairment of goodwill was recorded in 2008.
The Company applies the criteria specified in ASC 805, “Business Combinations” (pre-codification, SFAS 141(R), “Business Combinations”), to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criteria. Under ASC 350, intangible assets with definite lives are amortized using the straight-line method over the estimated useful life. Intangible assets, such as purchased technology, licenses, domain names, partnership, and non-compete agreements, arising from the acquisitions of subsidiaries and variable interest entities are recognized and measured at fair value upon acquisition. Intangible assets are amortized over their estimated average useful lives from one to four years.
(f) Impairment of long-lived assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC 360-10-15, “Impairment or Disposal of Long-Lived Assets” (pre-codification, FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”). The Company assesses the recoverability of the long-lived assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. The Company recognizes impairment of long-lived assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. The Company uses estimates and judgments in its impairment tests and, if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. In 2007, the Company recorded an impairment charge of $2,470,382 against an investment deposit (see Note 18 (a)). In 2008, the Company recorded an impairment charge of $591,440 against a finite-lived intangible asset, being the 3-year contract with TJSTV by Lang Yi following the termination of the relevant contract in September 2008 (see Note 17), and recorded an impairment charge of $4,295,649 against prepaid television advertising rights for QTV following the termination of the relevant contract in July 2008.
(g) Television advertising rights
Prepaid television advertising rights for QTV are stated at cost less accumulated amortization and are amortized over the contract period. Following the termination of relevant contracts in July 2008, the Company wrote off the remaining unamortized balance of television advertising rights during the year ended December 31, 2008.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
5 Summary of significant accounting policies (cont’d)
(h) Revenue and cost of services recognition
Telecom value-added services
A high proportion of the Group’s revenues are derived from entertainment-oriented telecom value-added services including Short Messaging Services (“SMS”), Multimedia Messaging Services (“MMS”), Wireless Application Protocol (“WAP”), JavaTM (“Java games”), Interactive Voice Response Services (“IVR”) and Ring Back (“RB”) services to phone users through various subsidiaries of China Mobile Communications Corporation (“China Mobile”), China United Communications Corporation (“China Unicom”), China Telecom Corporation (“China Telecom”) and China Netcom Corporation (collectively, the “Operators”). Following the restructuring in the Chinese telecommunications industry initiated by the relevant PRC government authorities in May 2008, the previously existing operators have been consolidated into three new operators, namely China Mobile, China Unicom and China Telecom, which can offer both mobile and fixed line services. Fees for these services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered.
The Group recognizes all revenues in the period in which the services are performed, provided that persuasive evidence of a contractual arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. A substantial portion of the Group’s revenue is recorded based on monthly statements received from provincial level subsidiaries of the Operators. In certain instances, when a statement is not received within a reasonable period of time, the Group is required to make an estimate of the revenues and cost of services earned during the period covered by the statement. On a quarterly basis, the Group evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. For the years ended December 31, 2007, 2008, and 2009 approximately 1.3%, 2.5% and 1.0% of the Group’s revenues were estimated, respectively.
The Group contracts with the Operators for the transmission of telecom value-added services as well as for billing and collection services. The Group measures its revenues based on the total amount paid by its customers, for which the Operators bill and collect on the Group’s behalf. For this billing and collection service, the Operators retain a fixed percentage fee, which is reflected as a cost of services in the financial statements. In addition, for SMS and MMS services, the Operators charge the Group a network usage fee based on a fixed per message rate multiplied by the excess of messages sent over messages received. These network usage fees are likewise retained by the Operators, and are reflected as a cost of services in the financial statements. Network usage fees charged to the Group are reduced for messages received by the Group because the Operators separately charge the sender a fee for these transmissions. The Group has assessed its relationship with the Operators and the terms of the fee arrangements under ASC 605-45, “Principal Agent Considerations” (pre-codification, Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”), and has concluded that reporting the gross amount billed to its customer is appropriate.
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

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
5 Summary of significant accounting policies (cont’d)
(h) Revenue and cost of services recognition(cont’d)
Advertising and product promotion sponsorship services
Prior to the termination of the relevant contracts, the Group through its VIEs, Ling Yu and Lang Yi acted as the advertising agents for QTV and TJSTV, respectively. The Group received advertising revenue from selling advertising time slots and program sponsorships on QTV and TJSTV. Advertising revenues were recognized ratably over the displayed period of the contract. Payments for advertising received in advance were deferred until earned. Revenue contracts for product promotion sponsorship consisted of multiple deliverables, which usually included revenue from providing advertisement placements on QTV and various website channels, producing television programs, organizing product promotion events and press conferences. In accordance with ASC 605-25, “Revenue Recognition — Multiple-Element Arrangements” (pre-codification: EITF No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”), these contracts were broken down into single element arrangements based on their relative fair value for revenue recognition purposes. The Company recognized revenue on the elements delivered and deferred the recognition of revenue for the fair value of the undelivered elements until the remaining obligations had been satisfied.
Costs of advertising and product promotion sponsorship revenues consisted of depreciation of equipment, amortization of costs in connection with television advertising rights, annual operating and management fees, program production, landing fees and purchasing costs and fees paid to third parties associated with product promotion sponsorship projects.
Casual online game services
The Group currently provides its casual online game services through its subsidiaries, Brilliant and Wang You, and VIE, Yuan Hang. The Group receives subscription fees from distributors for the sales of game cards, in either physical or virtual form, with a certain number of game points incorporated in the cards. The corresponding revenue is recognized as the game points are consumed by game players in games. Any sold game cards which are not activated by users and activated points which are not consumed in games constitute deferred revenue. Any game points held by players who are considered to be inactive are deemed consumed and recognized in revenue. The costs of casual online game services include the cost of producing the game cards and bandwidth and server leasing charges.
(i) Income and other taxes
The Group accounts for income tax using ASC 740 -10, “Income Taxes — Overall” (pre-codification: Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes”), which requires the liability approach for financial accounting and reporting for income taxes. Under this approach, deferred taxes are provided for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years when the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities reverse. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized.
The Group adopted ASC 740-10 on January 1, 2007 to account for uncertainty in income taxes. ASC 740-10 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group’s adoption of ASC 740-10 did not result in a cumulative adjustment to retained earnings as of the beginning of the period of adoption. Interest and penalties related to uncertain income tax liabilities, if and when required, are classified as income tax expense.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
5 Summary of significant accounting policies (cont’d)
(i) Income and other taxes (cont’d)
The Group is also subject to business taxes of 3-9% on the provision of taxable services, which include services provided to customers and, in certain instances, consultancy services provided by certain subsidiaries to the VIEs. The related business taxes paid for the services provided to customers and consultancy services are accrued for as a reduction of revenues and in operating expenses, respectively.
Huitong and Linktone Internet charge software license fees to the VIEs that are subject to value-added tax (“VAT”) at 17%. The Group is entitled to a tax refund equivalent to the portion of VAT expense in excess of 3%. The 3% portion of VAT expense is accrued for as sales tax.
(j) Advertising expenses
Advertising expenses generally represent the cost of promotions to create or stimulate a positive image of the Group or a desire to buy the Group’s products and services, and are expensed as incurred. Advertising expenses totaled $7,156,633, $4,505,386 and $3,575,313 during the years ended December 31, 2007, 2008 and 2009, respectively.
(k) Stock-based compensation
The Group accounts for its share options granted to employees in accordance with the provisions of ASC 718, “Compensation — Stock Compensation” (pre-codification SFAS 123(R), “Share-Based Payment”). The statement requires the measurement of the cost of employee services received in exchange for an award of equity instruments (such as employee stock options) at the fair value on the grant date. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (the requisite service period). The Group recognizes the compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period of the award. Forfeitures are estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates.
(l) Subsidy income
Local governments in some provinces in China grant the Group subsidy income based on a certain percentage of business taxes and income taxes paid by the Group either on a monthly or annually basis. The Group records this local government subsidy income in other income as the income is received. Local government subsidy income totaled $464,836, $280,464 and $382,836 during the years ended December 31, 2007, 2008 and 2009, respectively.
(m) Comprehensive income (loss)
Comprehensive income or loss is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive income or loss of the Group includes cumulative foreign currency translation adjustments and unrealized gains or losses on short-term investments.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
5 Summary of significant accounting policies (cont’d)
(n) Earnings per share
In accordance with ASC 260, “Earnings Per Share” (pre-codification SFAS No. 128, “Earnings Per Share”), basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted-average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Diluted net income per share for 2007, 2008 and 2009 excluded the potentially dilutive effect of 3.8 million, nil, and 0.6 million options to purchase ordinary shares, respectively, as their effect was anti-dilutive.
(o) Fair value of financial instruments
On January 1, 2008, the Company adopted ASC 820, “Fair Value Measurements and Disclosures” (pre-codification SFAS No. 157, “Fair Value Measurements”). ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: observable inputs such as quoted prices in active markets (level 1); inputs other than the quoted prices in active markets that are observable either directly or indirectly, or quoted prices in less active markets (level 2); and unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.
(p) Segment reporting
The Group follows ASC 280, “Segment Reporting” (pre-codification SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”), for its segment reporting. The Group is organized into business units based on their different service offerings. The Group discontinued its television advertising operations by terminating the relevant contracts with third parties in 2008. Following these terminations, the Group operates in two business segments — VAS and casual game services. The Group’s chief operating decision maker reviews and evaluates separate sets of financial information for the Group’s operating segments for the purpose of making decisions regarding resource allocation and performance assessment.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
5 Summary of significant accounting policies (cont’d)
(q) Recent Accounting Pronouncements
On April 9, 2009, the FASB issued ASC 320, “Investments — Debt and Equity Securities” (pre-codification FSP No. 115-2 and FSP No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”), which amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. ASC 320 does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The adoption of ASC 320 did not have a material effect on the Group’s consolidated financial statements.
In April 2009, the FASB issued ASC 805-20-35-1 (pre-codification: FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”). ASC 805-20-35-1 amends the provisions for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies, including the initial recognition and measurement criteria, and carries forward most of the provisions in ASC 805 for acquired contingencies. ASC 805-20-35-1 eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria, and carries forward most of the provisions in ASC 805 for acquired contingencies. ASC 805-20-35-1 is effective for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. The adoption of ASC 805-20-35-1 did not have a material impact on the Group’s consolidated financial statements.
In May 2009, the FASB issued ASC 855, “Subsequent Events” (pre-codification: SFAS No. 165, “Subsequent Events”), which sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 is effective for periods ending after June 15, 2009. The standard was subsequently amended by FASB Accounting Standards Update (“ASU”) 2010-09, which exempts an entity that is an SEC filer from the requirement to disclose the date through which subsequent events have been evaluated. The adoption of ASC 855 and ASU 2010-09 did not have a material impact on the Group’s consolidated financial statements.
In June 2009, the FASB issued ASC 860, “Transfers and Servicing” (pre-codification: SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140”). ASC 860 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. ASC 860 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. The adoption of ASC860 is not expected to have a material impact on the Group’s consolidated financial statements.
In June 2009, the FASB issued amendments to various sections of ASC 810, “Consolidation” (pre-codification: SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”), which amends FASB Interpretation No. 46 (revised December 2003)) to address the elimination of the concept of a qualifying special purpose entity. Such amendments to ASC 810 also replace the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of the variable interest entity, and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, ASC 810 requires any enterprise that holds a variable interest in a variable interest entity to provide enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. ASC 810 is effective for interim and annual reporting periods beginning after November 30, 2009. The adoption of ASC 810 is not expected to have a material impact on the Group’s consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
6 Discontinued operations
The Group discontinued its television advertising operations by terminating its partnership agreements with CYL in association with QTV in July 2008 and TJSTV in September 2008. The terminations are in line with the Group’s decision to streamline its operations and return its focus on profitable business segments. As a result of the above terminations, the television advertising business is accounted for as a discontinued operation. Accordingly, the results of the advertising business have been classified as discontinued operations in the consolidated statements of operations and comprehensive income and prior years consolidated statements of operations and comprehensive income and cash flows have been retrospectively adjusted.

	Year ended December 31,
	2007	2008	2009
Gross revenues	$5,389,982	$12,693,685	$—
Sales tax	(451,766)	(171,873)	—
Cost of services	(11,229,604)	(22,668,154)	—

Gross loss	(6,291,388)	(10,146,342)	—
Operating (expenses) income	(2,644,952)	(4,076,540)	596,551
Provisions for impairment	—	(6,588,195)	—

Net income (loss) from discontinued operations before tax	(8,936,340)	(20,811,077)	596,551
Tax benefit	—	4,069	—

Net income (loss) from discontinued operations	$(8,936,340)	$(20,807,008)	$596,551

At the discontinuance of the advertising operations, the Company performed a specific review on all the assets and liabilities related to the advertising segment, and provided an allowance for doubtful accounts (included in operating expenses, see Note 12) and impaired other receivables, intangible assets (see Note 17) and other long-term assets. All fixed assets previously used by the advertising operations, such as office equipment and computers, were either transferred to VAS reporting unit or disposed of as of the end of 2008 (see Note 16). Certain liabilities of $361,307 were assumed by CYL. The Company incurred a total impairment loss of $6,588,195 during the year ended December 31, 2008 as a result of the discontinuance decision.
In 2009, the Company received cash of $103,266 from a customer for sales of an advertising time slot run in April 2008 on a revenue-share basis. As the revenue-share amount could not be determined due to lack of available information, the revenue was only recorded upon receipt of cash during the second half of 2009. The Company also adjusted its allowance for doubtful accounts by $389,323 due to cash collected from customers and its payables by $161,219 due to a reduction in the payable finalized with its suppliers. These adjustments totaling $653,808 recorded in operating income were offset against operating expenses of $57,257.
The following table presents the Group’s advertising business assets and liabilities:

	As of December 31,
	2008	2009
Assets
Accounts receivable (net of allowance of $672,351 and $283,028 as of December 31, 2008 and 2009, respectively)	$929,563	$—
Deposits and other current assets	3,515,429	—

Total assets of discontinued operations	$4,444,992	$—

Liabilities
Taxes payable	$99,015	$89,991
Accounts payable, accrued liabilities and other payables	1,136,288	499,136

Total liabilities of discontinued operations	$1,235,303	$589,127

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
7 Business Combinations
The Group accounts for business combinations using the purchase method of accounting. This method requires that the acquisition cost be allocated to the assets, including separately identifiable tangible and intangible assets, and liabilities the Group has acquired based on their estimated fair values. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities, based on independent appraisal reports as well as its experience with similar assets and liabilities in similar industries. If different judgments or assumptions were used, the amounts assigned to the individual assets acquired or liabilities assumed could be materially affected.
(a) Acquisition of Lianyu
In February 2007, the Company completed the acquisition of Lianyu, a privately held provider of VAS services to China Unicom, through its nominee employees. As a result of such acquisition, Lianyu became a VIE of Linktone.
The primary purpose of the acquisition was to increase the Company’s share in the China Unicom IVR market.
The aggregate purchase price was $223,751, paid to the selling shareholders in cash. The purchase price was allocated to intangible assets of $220,000, net liabilities of $61,563 and goodwill of $65,314. Amortizable intangible assets acquired, including value-added service provider license and agreement, have an estimated average useful life of 4 years. Amortization expense of intangible assets for the years ended December 31, 2007, 2008 and 2009 was $45,830, $54,996 and $54,996, respectively.
(b) Acquisition of Lang Yi
In December 2007, the Company, through its nominee employees, entered into definitive agreements to acquire Lang Yi, a privately held advertising company. In November 2007, Lang Yi entered into a contract with TJSTV to be the exclusive advertising agent for specific time slots for a period of 3 years (effective from January 1, 2008) with an option to extend for an additional 2 years. As a result of the acquisition, Lang Yi became a VIE of Linktone. The primary purpose of the acquisition was to increase the Company’s portfolio in the media business.
The aggregate purchase price was $108,066, which included (a) purchase consideration of $100,000 to Lang Yi’s management, in the form of 10% interest in Linktone Cross Media Limited (“LCM”), to Lang Yi’s management, the original shareholders of Lang Yi, which was in the process of being incorporated in Hong Kong and had registered capital of $1 million and (b) $8,066 representing Lang Yi’s management’s deemed 10% interest in Lang Yi as Linktone would transfer the beneficial ownership of Lang Yi to LCM in the future. The purchase consideration of 10% interest in LCM would be adjusted for the following contingencies: (a) increase to 15% if Lang Yi’s gross revenue and net profit for the year ended December 31 , 2008 exceeded RMB 250 million (equivalent to $34.2 million) and RMB 45 million (equivalent to $6.2 million), respectively, or (b) decrease to 8% if Lang Yi’s gross revenue and net profit for the year ended December 31, 2008 are less than RMB 180 million (equivalent to $24.6 million) and RMB 20 million (equivalent to $2.7 million), respectively, or (c) adjusted on a pro rata basis using the net profit if either actual gross revenue falls between RMB 250 million (equivalent to $34.2 million) and RMB 180 million (equivalent to $24.6 million) or actual net profit falls between RMB 45 million (equivalent to $6.2 million) and RMB 20 million (equivalent to $2.7 million) for the year ended December 31, 2008,or (d) if Lang Yi incurs a net loss for the year ended December 31, 2008, Lang Yi’s management agreed to sell the 10% interest in LCM to the representative designated by the Company at a consideration of 1 Hong Kong dollar.
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

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
7 Business Combinations (cont’d)
In September 2008, Lang Yi terminated its contracts with TJSTV. The conditions for making the contingent purchase consideration of transferring 10% interest in LCM were not met and the purchase price was finalized with zero consideration. As the fair value of the net assets acquired in this acquisition exceeded the purchase price, negative goodwill of $80,658 resulted. Goodwill of $27,408 previously recognized was reversed (see Note 8) and the negative goodwill was offset against intangible assets (see Note 17).
The revised purchase price allocation is set out below:

Cash		$364,826
Fixed assets		6,718
Other current assets		1,589,135
Intangible assets		815,472
Current liabilities		(2,776,151)

Purchase price	$	Nil

Amortizable intangible assets acquired relates to the 3-year TJSTV contract, starting from January 1, 2008. The intangible asset was impaired as of the end of 2008 (see Note 17).

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
8 Goodwill
The following table summarizes the goodwill arising from the above acquisitions by reporting unit:

	As of December 31,
		Purchase price
	2007	adjustment	2008	Impairment	2009
Casual game
Brilliant	$6,033,497	$—	$6,033,497	$(2,500,000)	$3,533,497

Casual game total	6,033,497	—	6,033,497	(2,500,000)	3,533,497

VAS
Cosmos	2,149,792	—	2,149,792	—	2,149,792
Zhong Tong	497,355	—	497,355	—	497,355
Lian Fei	985,238	—	985,238	—	985,238
Qimingxing	487,172	—	487,172	—	487,172
Ojava	4,365,844	—	4,365,844	—	4,365,844
Lianyu	65,314	—	65,314	—	65,314

VAS total	8,550,715	—	8,550,715	—	8,550,715

Advertising
Lang Yi	27,408	(27,408)	—	—	—

Advertising total	27,408	(27,408)	—	—	—

	$14,611,620	$(27,408)	$14,584,212	$(2,500,000)	$12,084,212

In December 2009, the Company performed impairment tests on goodwill assigned to each reporting unit in a two step process. The Company determined the fair value of the reporting units using the income approach based on the discounted expected future cash flows associated with these units. The discounted cash flows for each reporting unit were based on five-year projections using a compound annual growth rate of 17% and 8% for casual game and VAS reporting units, respectively. Cash flow projections were based on past experience, actual operating results and management’s best estimates about future developments as well as certain market assumptions. Cash flow after the fifth year were estimated using a terminal value calculation, which adopted a terminal value growth rate of 3% for casual game and VAS, considering long-term revenue growth rates for entities in the same industry in the PRC. The discount rates used in the valuations reflect a market assessment of the risks specific to each reporting unit and are based on the weighted-average cost of capital for the reporting unit. The discount rates used were 18% and 19% for casual game and VAS, respectively.
The expected future cash for the casual game reporting unit was revised downward in light of lower than expected revenue earned in the second half of 2009 due to market competition and management reorganization in this reporting unit in the last quarter of 2009. As a result, the Company recorded an impairment charge of $2,500,000 in the casual game reporting unit. This reduced the carrying amount of goodwill related to the casual game reporting unit to $3,533,497 as of December 31, 2009.
Based on the annual impairment test as of December 31, 2009, the VAS reporting unit’s fair value is higher than its carrying value, and management did not identify any impairment.
During the year ended December 31, 2007, an impairment loss of $2.0 million was recorded against the goodwill for the casual game reporting unit. There was no goodwill impairment recorded during the year ended December 31, 2008.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
9 Cash and Cash equivalents

	As of December 31,
	2008	2009
Cash	$49,368,119	$64,919,289
Investment in money market accounts	32,225,704	14,557,864

Total	$81,593,823	$79,477,153

Interest income earned from the above cash and cash equivalents amounted to $679,204, $1,148,744 and $541,419 for the years ended December 31, 2007, 2008 and 2009, respectively.
10 Short-term investments

	As of December 31, 2008			As of December 31, 2009
		Impairment and
	Cost	unrealized loss	Net	Cost/Net	Unrealized gain	Net
Time deposits	$10,947,519	$—	$10,947,519	$15,840,370	$—	$15,840,370
Available-for-sale investment	4,902,064	(1,476,937)	3,425,127	3,425,127	437,250	3,862,377

	$15,849,583	$(1,476,937)	$14,372,646	$19,265,497	$437,250	$19,702,747

As of December 31, 2008 and 2009, all time deposits have original maturity terms more than three months and are due within one year.
The available-for-sale investment relates to an investment made in a privately managed fund (“the fund”), which invests in marketable equity securities. Based on the quoted market price of the marketable equity security of the fund, the Company estimated its fair value to be $3,425,127 and $3,862,377 as of December 31, 2008 and 2009, respectively. Net unrealized gain on available-for-sale investments included in other comprehensive income amounted to nil, nil and $437,250 for the years ended December 31, 2007, 2008 and 2009, respectively. Based on the Company’s periodic impairment review, the Company considered the decline in value of $1,476,937 to be an other-than-temporary impairment charge, which it recognized in earnings during the year ended December 31, 2008.
11 Fair value of financial instruments
The carrying amount of the Group’s cash and cash equivalents, accounts receivable, loans receivable from related parties, deposits and other current assets, accounts payable, accrued liabilities and other payables approximate their fair value due to the short maturity of those instruments. The Group’s short-term investments are carried at their fair value based on market interest rate or quoted market price, being Level 1 of the fair value hierarchy, at the reporting date provided by the investment custodian.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
12 Accounts receivable, net

	As of December 31,
	2008	2009
Accounts receivable	$17,064,051	$14,665,543
Less: Allowance for doubtful accounts	(1,819,021)	(2,126,946)

	$15,245,030	$12,538,597

Movement in allowance for doubtful accounts:
Balance at beginning of year	$(804,417)	$(1,819,021)
Write-offs	254,715	389,322
Additional provision	(1,269,319)	(697,247)

Balance at end of year	$(1,819,021)	$(2,126,946)

Accounts receivable as of December 31, 2009 included a receivable of $700,000 from GTS Far East Ltd., a VIE of MNC Group.
Gross accounts receivable includes those of discontinued operations of $1,601,914 (allowance of $672,351) and $283,028 (allowance of $283,028) as of December 31, 2008 and 2009, respectively.
13 Tax refund receivable
Pursuant to various software license agreements between Huitong, Linktone Internet and the VIEs, Huitong and Linktone Internet charge software license fees to the VIEs, which are subject to VAT at 17%. Under the applicable tax regulations, Huitong and Linktone Internet are entitled to a tax refund equivalent to the portion of VAT expenses in excess of 3%. This receivable relates to the 14% VAT refund.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
14 Loans receivable from related parties

	As of December 31,
	2008	2009
Loan to GLD Investment Pte Ltd. (a)	$7,984,450	$8,185,700
Loan to PT MNC Sky Vision (b)	—	1,901,700

	$7,984,450	$10,087,400

(a)
The loan of Singapore Dollars (“SGD”) 11.5 million (or $7,984,450 and $8,185,700 as of December 31, 2008 and 2009, respectively) was receivable from GLD Investments Pte Ltd. (“GLD”), a limited liability company incorporated in Singapore. Ten percent of GLD’s equity interest was owned by the chairman of the board of directors and CEO of the Company. Pursuant to a loan agreement between the Company and GLD on October 10, 2008, the loan would be repaid 12 months from the date the loan was received by GLD. The loan bore an interest of 4% per annum during the loan period of 12 months. Pursuant to the relevant loan agreement, GLD agreed to pledge a property in Singapore, owned by GLD, to Linktone as security during the loan period. On June 28, 2010, the loan was fully repaid by GLD.

(b)
The loan of $1,901,700 as of December 31, 2009 is due from PT MNC Sky Vision (“Sky Vision”), a limited liability company incorporated in the Republic of Indonesia, a subsidiary of MNC. Pursuant to the relevant agreements signed between Linktone, Sky Vision and Humax Co., Ltd. (“Humax”), Sky Vision purchased equipment from Humax, a Korean-based manufacturer, for a total amount of $2,091,870. Humax assigned its receivable from Sky Vision of $2,091,870, made up of five payments in a period from June 8, 2009 to July 13, 2009, to Linktone at a discounted value of $1,901,700. Sky Vision agreed to repay Linktone the principal of $1,901,700 one year from each payment date and interest shall be paid on a quarterly basis. Pursuant to a fiduciary guarantee deed dated April 29, 2009, the loan is secured by Sky Vision’s accounts receivable or the equivalent to 2 times the loan amount during the loan periods. Interest income receivable as of December 31, 2009 was $24,778 (see Note 15).

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
15 Deposits and other current assets

	As of December 31,
	2008	2009
Rental and other deposits	$702,081	$1,083,279
Staff advances	179,182	292,652
Loan receivable (a)	672,014	276,757
Prepayments to VAS advertising, content and other suppliers	456,751	735,655
Prepayments to television media suppliers (b)	3,489,934	—
Interest income receivable (including $64,773 and $24,778 from related parties as of December 31, 2008 and 2009, respectively)	119,058	130,216
Others	159,895	103,984

	5,778,915	2,622,543
Less: Allowance for doubtful receivable (a)	(672,014)	(240,141)

Total	$5,106,901	$2,382,402

(a)
Loan receivable relates to part of the drawdown of an interest free loan totaling $2,555,000, pursuant to senior secured convertible loan agreements, signed with 9 Sky International Ltd., a BVI corporation, and its related parties, Shanghai Yue Sheng Information Technology Co., Ltd. and Shanghai Yin Zhi Yue Information Technology Co., Ltd. (collectively, known as the “9 Sky entities”) and the shareholders’ representatives of 9 Sky entities on October 12, 2005. These loans were convertible into a certain percentage of shares of the 9 Sky entities upon occurrence of certain conditions within six months of October 12, 2005.

The Company paid $581,782 and $176,666 to 9 Sky International Ltd. and its related parties in 2005 and 2006 respectively. Due to a change in business strategy, in June 2006, the Company decided not to convert these loans with a total balance of $758,448 into shares of the 9 Sky entities and entered into a loan repayment agreement with 9 Sky entities and its shareholders. This agreement superseded all prior agreements and required the loans to be repaid by September 30, 2006. Interest would be charged on overdue loan amounts at 6% per annum.
In December 2006, the Company signed a supplementary loan repayment agreement with the 9 Sky entities and its shareholders. This supplementary loan repayment replaced the original loan repayment agreement and set out the repayments of loan principal and interest as follows: (i) repayment of loan principal of $9,597 and interest charges of $41,580 for 2006 by March 31, 2007; (ii) repayment of loan principal of $76,837 and interest charges of $3,750 by September 30, 2007 and (iii) repayment of loan principal of $672,014 and interest charges of $67,201 by March 31, 2008. The interest rate on overdue loan amounts was increased to 10% per annum effective from January 2007. The loan principal due as of March 31, 2007 and September 30, 2007 was repaid in 2007.
In July 2007, the Company reached an agreement with one of the 9Sky shareholders to obtain a pledge of his 1.1 million common shares against the outstanding 9 Sky International Ltd. loan due after one year of $672,014 in principal. Pursuant to this legally binding and enforceable arrangement, the Company agreed that 9 Sky International Ltd. would repay the $672,014 outstanding loan and the related interest charges by April 30, 2008. The Company also had the right to convert the aforementioned outstanding loan and interest charges into 1.1 million ordinary shares of 9 Sky International Ltd., in the event of payment default by 9 Sky International Ltd. The Company also had the right to sell these shares back to the 9 Sky founder for cash, at a value of $1 per share, by November 2008.
Based on an updated assessment of the operating results of the 9 Sky entities for the fiscal year 2007, their financial position as of December 31, 2007 and business prospects in the near future, management considered the recoverability of loan of $672,014 either by a repayment in cash by the 9 Sky entities or sales of these pledged shares for cash was uncertain. A full provision for this loan receivable was recorded at December 31, 2007. Based on an updated assessment performed on the 9 Sky entities as of December 31, 2008, there was no change in management’s position in respect of the recoverability of the loan.
No interest income on the loan due from 9 Sky entities was recorded for the years ended December 31, 2007, 2008 and 2009.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
15 Deposits and other current assets(cont’d)
In August 2009, the Group sought legal remedies in a local court in Shanghai to recover the outstanding loan amount from the 9 Sky founders and entities in China and a repayment settlement was agreed in October 2009 whereby the 9 Sky founders and entities in China would repay $395,257 by November 6, 2009 and the 9 Sky entities in China would repay the remainder loan via 7 equal installments of RMB $36,616, on January 6, April 6, July 6 and October 6, 2010, January 6, April 6, July 6, 2011; and one final installment of $32,219 by October 6, 2011. The Group has received total repayment of $431,873 as of March 31, 2010. The allowance for this loan receivable was reversed by $431,873 as of December 31, 2009.

(b)
As of December 31, 2008, prepayments to television media suppliers relate to prepaid annual advertising fees for TJSTV. The Group discontinued its television advertising operations in 2008 and prepayments of $3,489,934 were subsequently refunded by TJSTV in 2009.

16 Property and equipment, net

	As of December 31,
	2008	2009
Office equipment	$937,700	$831,225
Computer hardware and other equipment	3,938,929	3,559,421
Leasehold improvements	728,830	187,479

	5,605,459	4,578,125
Less: Accumulated depreciation	(4,573,916)	(4,047,356)

Net book value	$1,031,543	$530,769

During the years ended December 31, 2007, 2008 and 2009, the depreciation charges amounted to $1,479,074 (including discontinued operations of $226,046), $1,076,743 (including discontinued operations of $130,685) and $556,239, respectively.
During the year ended December 31, 2008, the Company disposed of property and equipment in connection with discontinued operations and incurred a loss of $593,861. The Company incurred a loss of $41,964 from disposal of property and equipment during the year ended December 31, 2009.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
17 Intangible assets, net
The following table summarizes intangible assets, net:

	December 31, 2008				December 31, 2009
		Accumulated				Accumulated
	Cost	amortization	Impairment	Net	Cost	amortization	Impairment	Net
Technology	$1,831,344	$(1,779,280)	$—	$52,064	$1,831,344	$(1,789,483)	$—	$41,861
Customer base	28,000	(28,000)	—	—	28,000	(28,000)	—	—
Licenses	525,671	(500,268)	—	25,403	525,671	(511,991)	—	13,680
Partnership and non-compete agreements	3,173,383	(2,407,514)	(672,098)	93,771	3,173,383	(2,450,787)	(672,098)	50,498
Domain names	82,347	(82,347)	—	—	82,347	(82,347)	—	—

	$5,640,745	$(4,797,409)	$(672,098)	$171,238	$5,640,745	$(4,862,608)	$(672,098)	$106,039

In 2008, an impairment charge of $591,440 was recognized for the 3-year service contract entered into between Lang Yi and TJSTV as the contract was terminated in September 2008. In addition, an adjustment of $80,658 was recognized related to negative goodwill arising from the finalization of the purchase price allocation (see Note 7(b)). The impairment and adjustment were included in loss from discontinued operations (see Note 6).
During the years ended December 31, 2007, 2008 and 2009, the aggregate amortization charges amounted to $1,587,569, $848,219 (including discontinued operations of $224,033) and $65,199, respectively.
The estimated amortization expense for each of the succeeding five years as follows:

2010	$65,247
2011	19,433
2012	10,251
2013	10,251
2014	857

Total	$106,039

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
18 Other long-term assets

	As of December 31,
	2008	2009
Investment deposit (a)	2,470,382	2,470,382
Prepayment for insurance policy	476,368	364,276

	2,946,750	2,834,658
Less: Impairment loss on investment deposit (a)	(2,470,382)	(2,470,382)

Total	$476,368	$364,276

(a)
In April 2007, the Company paid an investment deposit of $3 million to eChinaCash Inc. (“eCC”) to purchase 49% of the equity in eChinaMobile (BVI) Ltd. (“eCM”), a wholly owned subsidiary of eCC. eCM is a U.S. incorporated, Beijing-based company that builds and maintains customer loyalty affinity programs and payment card programs for large corporations and financial institutions including Chinese blue chip companies. The primary objective of eCM was to establish a platform to provide VAS service and original content to customers of Linktone and eCM through cross-selling opportunities that arise through having access to each other’s extensive database of users. Because of certain disputes over the resources to be made available for use by eCM, eCM refunded $529,618 of Linktone’s investment deposit of $3 million in January 2008. Linktone has sought legal remedies to recover the remaining amount. In view of the uncertainty of recovering this remaining amount, the Company recorded an impairment provision of $2,470,382 in 2007 against the remaining investment deposit.

19 Taxes payable

	As of December 31,
	2008	2009
Value-added taxes	$1,398,909	$1,366,052
Business taxes	618,008	568,694
Enterprise income taxes	1,729,811	722,756
Liabilities for uncertain tax positions	211,687	239,885
Other taxes	139,032	115,987

Total	$4,097,447	$3,013,374

20 Accounts payable, accrued liabilities and other payables

	As of December 31,
	2008	2009
Accounts payable	$545,417	$806,297
Accrued professional and consulting fees	1,285,317	280,165
Accrued liabilities	7,590,428	6,252,370
Accrued payroll	784,370	172,481
Accrued welfare benefits	163,103	19,977
Other payables	427,805	384,062

Total	$10,796,440	$7,915,352

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
21 Segment information for continuing operations
The Group discontinued its television advertising operations by terminating the relevant contracts with third parties in 2008. Following these terminations, the Group operates in two business segments — VAS and casual game services. Based on the criteria established by ASC 280-10, the Company presents summarized statement of operations information by segment below, as used by the Group’s chief decision makers. As of December 31, 2007, 2008 and 2009, the net assets of the casual game business, excluding goodwill (see Note 8), were $3.1 million, $4.4 million and $4.7 million, respectively. In addition, as the Group generates almost all of its revenue in China, no geographical segments are presented.

	Year ended December 31, 2009
	VAS	Casual game	Total
Gross revenues	$61,120,605	$1,096,089	$62,216,694
Sales tax	(2,236,198)	(67,091)	(2,303,289)
Segment cost of services	(38,842,429)	(98,843)	(38,941,272)

Segment gross profit	20,041,978	930,155	20,972,133
Segment operating expenses	(19,983,960)	(872,015)	(20,855,975)
Segment impairment reversal (charge)	431,873	(2,500,000)	(2,068,127)

Segment income (loss) from operations	$489,891	$(2,441,860)	$(1,951,969)

	Year ended December 31, 2008
	VAS	Casual game	Total
Gross revenues	$65,054,065	$1,971,737	$67,025,802
Sales tax	(2,417,247)	(102,872)	(2,520,119)
Segment cost of services	(33,764,103)	(73,527)	(33,837,630)

Segment gross profit	28,872,715	1,795,338	30,668,053
Segment operating expenses	(25,551,911)	(657,147)	(26,209,058)

Segment income from operations	$3,320,804	$1,138,191	$4,458,995

	Year ended December 31, 2007
	VAS	Casual game	Total
Gross revenues	$48,287,549	$1,427,246	$49,714,795
Sales tax	(1,677,300)	(74,217)	(1,751,517)
Segment cost of services	(20,306,906)	(70,889)	(20,377,795)

Segment gross profit	26,303,343	1,282,140	27,585,483
Segment operating expenses	(30,458,880)	(597,239)	(31,056,119)
Segment impairment charge	(3,142,396)	(2,000,000)	(5,142,396)

Segment loss from operations	$(7,297,933)	$(1,315,099)	$(8,613,032)

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
22 Risks and uncertainties
(a) Dependence on the Operators
The Group’s VAS revenue is mainly derived from cooperative arrangements with the Operators in the PRC. If the strategic relationship with the Operators in the PRC is terminated or scaled-back or if the Operators alter the revenue-sharing arrangements, the Group’s telecom value-added service business would be adversely affected. Revenues and amounts due from operators that account for more than 10% of the Group’s gross revenues for continuing operations and gross accounts receivable in a particular year are as follows:
Revenues earned from China Mobile for the years ended December 31, 2007, 2008 and 2009 were $33.8 million, $49.0 million and $46.3 million, respectively, representing 68%, 73% and 74% of gross revenues from continuing operations, respectively.
Amounts due from China Mobile as of December 31, 2007, 2008 and 2009 amounted to $7.0 million, $12.8 million and $10.8 million, respectively, representing 67%, 83% and 75% of gross accounts receivable from continuing operations, respectively.
Revenues earned from China Telecom for the years ended December 31, 2007, 2008 and 2009 were $9.8 million, $7.5 million and $7.9 million, respectively, representing 20%, 11% and 13% of gross revenues from continuing operations, respectively.
Amounts due from China Telecom as of December 31, 2007, 2008 and 2009 amounted to $1.4 million, $0.9 million and $1.3 million, respectively, representing 14%, 6% and 9% of gross accounts receivable from continuing operations, respectively.
(b) Credit risk
The Group depends on the billing system of the Operators to charge the mobile phone users through their mobile phone bills and collect payments from the users on behalf of the Group. The Group generally does not require collateral for its accounts receivable. The Group has not experienced any significant credit losses for any periods presented.
(c) Foreign exchange risk
The Group’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Group’s assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to affect the remittance.
(d) Mainland Chinese market macro-economic and regulatory and uncertainties
The Chinese market in which the Group operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to develop its telecom value-added service business and to provide internet services in the PRC. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication and internet industries remain highly regulated. Restrictions are currently in place or are unclear regarding in what specific industry segments foreign owned entities, like the Group, may operate. The Group’s legal structure and scope of operations in the PRC could be subject to restrictions which could result in severe limitations on the Group’s ability to conduct business in the PRC, and this could have a material adverse impact on the Group’s financial position, results of operations and cash flows.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
23 Mainland China contribution plan and profit appropriation
Full-time employees of the Company, its subsidiaries and VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company and its subsidiaries accrue for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits was $1,474,599 (including discontinued operations of $223,343), $1,279,540 (including discontinued operations of $234,149) and $951,330, for the years ended December 31, 2007, 2008 and 2009, respectively.
The Company is required to make contributions to the plan out of the amounts accrued for medical and pension benefits to the relevant local labor bureaus. The contributions for the years ended December 31, 2007, 2008 and 2009 amounted to $1,448,590 (including discontinued operations of $197,522), $1,288,845 (including discontinued operations of $247,454) and $935,938, respectively. The local labor bureaus are responsible for the medical benefits and the pensions to be paid to these employees. The Company has no further commitment beyond its monthly contributions.
The Company’s subsidiaries and VIEs in the PRC must make appropriations from after-tax profits to non-distributable reserve funds. Its subsidiaries, in accordance with the laws on Enterprise with Foreign Investment in China, must make appropriations to (i) a general reserve and (ii) an enterprise expansion fund. The general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year end) until such fund has reached 50% of the subsidiary’s registered capital; enterprise expansion fund appropriation is at the subsidiary’s discretion. The Company’s VIEs, in accordance with PRC Company Laws, may make appropriations to (i) a statutory reserve fund and (ii) a discretionary surplus fund. The statutory reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year end) until such fund has reached 50% of the VIE’s registered capital; discretionary surplus fund appropriation is at the VIE’s discretion.
The general reserve fund and statutory reserve fund can only be used for specific purposes, such as offsetting of accumulated losses, enterprise expansion or increasing the registered capital. The enterprise expansion fund was mainly used to expand the production and operations; however, it also may be used for increasing the registered capital. The discretionary surplus fund may be used for any purposes at management’s discretion. These funds are not transferable to the Company in the form of cash dividends, loans or advances.
During the years ended December 31, 2007, 2008 and 2009, the Group appropriated after-tax profits of $15,883, $105,757 and nil, respectively, to these reserve funds. As of December 31, 2007, 2008 and 2009, the Group had appropriated $2,360,408, $2,466,165 and $2,466,165, respectively, to these non-distributable reserve funds. No transfers were made to reserve funds in 2009 either because such funds have reached 50% of the respective company’s registered capital or because the respective company was in a loss position in 2009.
24 Income taxes
Cayman Islands, British Virgin Islands and United Arab Emirates (“UAE”)
Under the current laws of the Cayman Islands, British Virgin Islands and UAE, Linktone, Brilliant, Ojava Overseas and Linktone International are not subject to tax on income or capital gains.
Hong Kong
Under the current laws of Hong Kong, Noveltech and Linktone Media are subject to tax on income in Hong Kong at 16.5%.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
24 Income taxes (cont’d)
Indonesia
Under the current laws of Republic of Indonesia, Cakrawala is subject to tax on income at 28%.
The PRC
On March 16, 2007, the National People’s Congress of China approved the new Enterprise Income Tax Law of the PRC (the “new EIT law”), which is effective from January 1, 2008.
The new EIT law imposes a unified income tax of 25%. The new EIT law allows a five-year transitional period for entities established before March 16, 2007 that enjoyed a reduced tax rate or a tax holiday under the old EIT law. The transitional rule generally provides for a gradual increase to 25% and, where applicable, continuation of prior tax holidays until their expiration otherwise provided under the old EIT law. Under the new EIT law, qualified and approved high and new technology enterprises enjoy a preferential income tax rate of 15%.
The applicable income tax rates for the Group’s PRC subsidiaries and VIEs vary. Linktone Consulting, Weilan, Ruida, Wei Lian, Lang Yi, Xian Feng and Xintong’s applicable tax rates are 33% and 25% for pre-2008 and starting 2008, respectively.
Zhong Tong, Linktone Software, Wang You and Ling Yu are located in either the economic development zones in coastal cities or Pudong new district. Accordingly, they are subject to a preferential statutory rate of 15% pre-2008. The reduced tax rate is transitioned to 25% starting in 2008 and the transitional rates are 18% and 20% for 2008 and 2009, respectively.
Huitong and Linktone Internet are foreign investment production enterprises located in a coastal economic development zone in the old urban district. Prior to 2008, the applicable tax rate was 27%, 24% national income tax and 3% local income tax. Effective from January 1, 2008, the applicable tax rate is 25%. Linktone Internet started its tax holiday of two years exemption followed by three years of 50% reduced tax rate from 2005 and enjoyed 12.5% tax rate in 2008 and 2009. Its applicable tax rate starting 2010 is 25%.
Yuan Hang, Cosmos, Lian Fei and Beijing Ojava were high and new technology enterprises prior to January 1, 2008 and enjoyed a reduced tax rate of 15% and tax holiday of either two or three years of exemption followed by three years of 50% reduced tax rate. Yuan Hang’s tax holiday started in 2004 and expired in 2008. Cosmos’ tax holiday started in 2003 and expired in 2008. Lian Fei’s tax holiday started in 2002 and expired in 2007. Beijing Ojava’s tax holiday started in 2004 and expired in 2009. Furthermore, Yuan Hang, Cosmos, and Beijing Ojava qualified as high and new technology enterprises, which is effective starting in 2008 and enjoyed the reduced tax rate of 15%, instead of the tax holiday for Cosmos and Beijing Ojava, for 2008 and 2009.
Unilink, Qimingxing and Lianyu are considered as small businesses and are taxed based on the deemed profit method.
The PRC Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside the PRC, which were exempted under the previous income tax and rules. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
24 Income taxes (cont’d)
In accordance with the new PRC Enterprise Income Tax Laws (the “PRC Income Tax Laws”) effective from January 1, 2008, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises, subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” shall refer to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. The Group’s non-PRC entities, if considered a PRC tax residence enterprise for tax purpose, would be subject to the PRC Enterprise Income Tax at the rate of 25% on their worldwide income. Income (loss) before income taxes from continuing operations consists of:

	Year ended December 31,
	2007	2008	2009
Cayman	$(4,464,132)	$(1,960,664)	$(75,287)
Indonesia	—	—	314,378
PRC	(2,569,873)	7,055,929	(145,480)

Total income (loss) before taxes from continued operations	$(7,034,005)	$5,095,265	$93,611

The provision for taxes on income for continuing operations consists of:

	Year ended December 31,
	2007	2008	2009
Current	$(423,698)	$(1,164,460)	$(14,889)
Deferred	(9,959)	378,403	(564,381)

Total	$(433,657)	$(786,057)	$(579,270)

Reconciliation of the difference between the statutory tax rate and the effective tax rate:
The following is reconciliation between the statutory Enterprise Income Tax rate and the Group’s effective tax rate for continuing operations:

	Year ended December 31,
	2007	2008	2009
Statutory Enterprise Income Tax rate	33%	25%	25%
Effect of tax holiday	2%	(6)%	54%
International tax rate differences	(42)%	5%	(2)%
Non-deductible expenses/non-taxable income	(4)%	(12)%	(106)%
Change in valuation allowance	1%	9%	656%
PRC tax rate differences	3%	(3)%	(133)%
Unrecognized tax benefit	(2)%	—	30%
Change in tax law	(1)%	—	—
Adjustment to prior year tax provision	4%	(3)%	(93)%
Deferred tax on outside base tax	—	—	188%

Effective EIT rate for continuing operations	(6)%	15%	619%

The aggregate dollar and per share effect of the tax holiday in 2007, 2008 and 2009 was $159,000, $286,000, $51,000 and $0.00, $0.00 and $0.00 per diluted and basic ordinary share, respectively.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
24 Income taxes (cont’d)
The Group’s deferred tax assets and deferred tax liabilities at each balance sheet date are as follows:

	As of December 31,
	2008	2009
Deferred tax assets:
Establishment costs	$9,927	$6,601
Property and equipment	201,588	125,142
Intangible and other assets	574,211	463,612
Deferred revenue	39,464	52,656
Accrued liabilities and other payables	3,147,759	3,582,154
Advertising expenses	333,048	417,851
Net operating losses	1,386,019	1,756,000

Total deferred tax assets for continuing operations	5,692,016	6,404,016
Valuation allowance for continuing operations	(1,860,813)	(2,493,972)
Total deferred tax assets for discontinued operations	5,351,024	5,071,306
Valuation allowance for discontinued operations	(4,759,644)	(4,857,314)

Total deferred tax assets, net of valuation allowance	$4,422,583	$4,124,036

Deferred tax liabilities:
Accrued income	(2,293,715)	(2,966,583)
Intangible assets	(29,647)	—

Deferred tax liabilities for continuing operations	(2,323,362)	(2,966,583)
Deferred tax liabilities for discontinued operations	(591,379)	(213,992)

Total deferred tax liabilities	$(2,914,741)	$(3,180,575)

Net deferred tax assets	$1,507,842	$943,461

Deferred tax assets — current	$1,479,554	$1,176,933
Deferred tax liabilities — current	(87,947)	(256,736)
Deferred tax assets — non-current	116,235	23,264

Net deferred tax assets	$1,507,842	$943,461

Management has assessed whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group recorded a valuation allowance of $6,620,457and $7,351,286 as of December 31, 2008 and 2009, respectively, to reduce the deferred tax assets to the amount management believes is more likely than not realizable.
The Group has a net tax operating loss carry forward of approximately $26,974,187 attributed to 11 PRC subsidiaries (including discontinued operations of $19,176,850) as of December 31, 2009. The net operating losses will expire between 2010 and 2014 if unutilized.
The Company intends to permanently reinvest all undistributed earnings of its foreign subsidiaries as of December 31, 2009. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
24 Income taxes (cont’d)
During the year ended December 31, 2007, the Company recorded an unrecognized tax benefit of $100,671 related to promotional and research and development expenses. All of the unrecognized tax benefit, if recognized, would impact income tax expense. It is possible that the amount of unrecognized tax benefit will change in the next twelve months. However, an estimate of the range of the possible change cannot be made at this time.

	Year ended December 31,
	2008	2009
Beginning balance	$100,671	$100,671
Increases related to prior-year positions	—	—
Increases related to current-year positions	—	—

Ending balance	$100,671	$100,671

The Group recognizes interest and penalties related to uncertain tax positions in income tax expense. The Group recorded interest of $70,742 and $98,940 as of December 31, 2008 and 2009, respectively, and a penalty of $40,274 has been recorded in the year ended December 31, 2007.
The Group’s tax years 2005 through 2009 remain open to possible examination by relevant tax authorities.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
25 Capital structure
During the year ended December 31, 2007, the Company did not purchase any ADSs in the open market and retired 2,165,501 ADSs.
During the year ended December 31, 2008, the Company issued 180,000,000 new ordinary shares to MNC for a total consideration of $68.4 million (see Note 1).
During the year ended December 31, 2007, 2008 and 2009, the exercise of stock options resulted in an increase of 1,075,400 ordinary shares, 344,900 ordinary shares and 120,200 ordinary shares, respectively (see Note 26).
26 Stock option plans
The Board of Directors approved two stock option plans: the 2000-1 Employee Stock Option Scheme and the 2003 Stock Incentive Plan (“2003 Plan”) in November 2003. The 2003 Plan governs all stock incentive awards since November 2003. The plans provide for the grant to share options to employees, directors and consultants. Options are granted with a term of up to 10 years and generally vest over service periods that range from one to four years. The plans are administered by the Compensation Committee designated by the Board of Directors.
The 2003 Plan includes a mechanism for an automatic annual increase in the number of ordinary shares available under the plan equal to the lesser of 2.5% of the total shares outstanding or 15,175,000 ordinary shares, which is known as the evergreen provision. A total of 75,633,351 ordinary shares were available for issuance under both plans as of December 31, 2009.
Stock-based compensation cost
The compensation cost charged against income was $1,341,852 (including discontinued operations of $9,251), $728,135 (including discontinued operations of $5,887) and $266,887 for the years ended December 31, 2007, 2008 and 2009, respectively, most of which was recorded in general and administrative expenses.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
26 Stock option plans (cont’d)
Valuation assumptions
The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model. The following are the assumptions used for each respective period:

	For the year ended December 31,
	2007	2008	2009

Risk-free interest rate (%) (1)	3.35-4.55	2.61-3.48	2.20-2.87
Expected life (years) (2)	6	3-6	6
Expected dividend yield (%)	0	0	0
Volatility (%) (3)	60	50-60	60-65

(1)	The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury zero-coupon yield in effect at the time of grant.

(2)
In the absence of sufficient historical data in the exercise behavior of the option holders, the Company continued to use the simplified method, under which the expected term is based on the mid-point between the vesting date and the end of the contractual term.

(3)	The Company used its own historical data to estimate the stock price volatility.
Award activity information
The following table summarizes the option activity under the Company’s stock option (shares) program for the periods presented:

	Year ended December 31,
	2007		2008		2009
		Weighted-		Weighted-		Weighted-	Weighted-
		average		average		average	average
	Options	exercise	Options	exercise	Options	exercise	remaining
	outstanding	price	outstanding	price	outstanding	price	contractual life

Outstanding at beginning of year	14,720,641	$0.67	17,150,400	$0.56	12,249,300	$0.44
Granted	5,910,000	$0.29	3,340,000	$0.21	8,080,000	$0.17
Exercised	(1,075,400)	$0.08	(344,900)	$0.10	(120,200)	$0.10
Forfeited	(1,083,128)	$0.99	(3,593,900	$0.82	(3,894,600)	$0.56
Cancelled	(1,321,713)	$0.51	(4,302,300)	$0.46	(5,875,700)	$0.28

Outstanding at end of year	17,150,400	$0.56	12,249,300	$0.44	10,438,800	$0.29	7.83

Vested and expected to vest as of December 31, 2007, 2008 and 2009	9,460,871	$0.67	7,017,500	$0.52	4,475,400	$0.43	5.87
Vested and exercisable as of December 31, 2007, 2008 and 2009	7,610,200	$0.68	6,262,400	$0.55	2,881,300	$0.57	4.10
The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares as of December 31, 2009 for those awards that have an exercise price currently below the fair value of the Company’s shares. The total intrinsic value of options exercised during fiscal 2007, 2008 and 2009 was $223,622, $40,491 and $14,604, respectively. The aggregate intrinsic value of options outstanding as of December 31, 2007, 2008 and 2009 was $423,974, $31,005, $125,162, respectively. The aggregate intrinsic value of options exercisable as of December 31, 2007, 2008 and 2009 was $305,474, $31,005 and $77,505, respectively.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
26 Stock option plans (cont’d)
The weighted-average estimated fair value of options granted to employees of the group during fiscal years ended 2007, 2008 and 2009 was $0.17, $0.11 and $0.10 respectively. The total fair value of options vested during the years ended December 31, 2007, 2008 and 2009 was $ 0.32, $0.29 and $0.34, respectively.
The following is additional information relating to options outstanding as of December 31, 2009:

	Options outstanding as of December 31, 2009			Options exercisable as of December 31, 2009
		Weighted-average	Weighted-		Weighted-average	Weighted-
		remaining	average		remaining	average
Range of exercise	Options	contractual life	exercise	Number	contractual life	exercise
price	outstanding	(years)	price ($)	exercisable	(years)	price ($)

$0.07~$0.10	946,100	1.21	0.09	946,100	1.21	0.09
$0.15~$0.29	7,950,000	9.17	0.19	413,300	7.56	0.27
$0.68~$0.78	727,700	5.69	0.71	706,900	5.67	0.71
$1.02~$1.40	815,000	4.35	1.14	815,000	4.35	1.14

	10,438,800	7.83	0.29	2,881,300	4.10	0.57

As of December 31, 2009, there was $0.5 million of unrecognized share-based compensation cost related to share options issued to employees, which is expected to be recognized over a weighted-average vesting period of 2.28 years. To the extent the actual forfeiture rate is different from the current estimate, actual share-based compensation related to these awards may be different from the expectation. The expected forfeiture rate of the stock options granted as of December 31, 2009 is nil.
27 Commitments and contingencies
(a) Operating lease commitments
The Group rents offices under operating lease agreements. The net aggregate minimum future lease payments under non-cancelable operating leases as of December 31, 2009 are as follows:

2010	$569,811
2011	304,200

$874,011

As of December 31, 2009, the Group had no operating lease commitments beyond 2011.
For the years ended December 31, 2007, 2008 and 2009, the Group incurred total office rental expense of $1,625,320, $1,394,023 and $893,398, respectively, and total rental expense include those incurred for discontinued operations of $125,417, $117,652 and nil, respectively.
(b) Other commitments
The Group has entered into advertising arrangements with various service providers. As of December 31, 2009, the remaining sum committed for payment for these advertising services approximated $164,055.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
27 Commitments and contingencies (cont’d)
(c) Significant legal proceedings
In June 2006, Shenzhen Tencent Computer System Co., Ltd. (“Tencent”), which operates an instant messaging service platform, QQ, filed a lawsuit against Weilan and Linktone Consulting alleging infringement of the intellectual property rights of QQ and unfair competition and claiming damages of $641,026 from the Group. The Group launched a platform called “iliao” or “ichat” in 2005 which Tencent claimed to be similar to QQ. The Group’s “iliao” platform was licensed from ACL Wireless Co., Ltd. (“ACL”), an Indian company, and the Group paid ACL certain monthly license fees. In December 2008, the court held the first hearing to review evidence presented by both parties. Based on advice from PRC legal counsel, management believed that it was reasonably possible that the Group could incur a loss with respect to this litigation, whether through reaching a final judgment on the merits or through settlement. However, it was not possible to estimate the range of any such loss and, accordingly, no provision was made as of December 31, 2007 and 2008. On January 29, 2010, the Second Middle People’s Court of Shanghai ruled in favor of Tencent and, as a result, Weilan and Linktone Consulting were required to pay Tencent total damages of RMB 400,000 (equivalent to $58,581). On February 10, 2010, Weilan and Linktone Consulting appealed the ruling to the People’s High Court of Shanghai. On May 6, 2010, the High People’s Court of city of Shanghai upheld the original verdict. The amount of damages and related legal costs has been recorded in the consolidated financial statements as of December 31, 2009.
In December 2006, Yuan Hang filed a lawsuit against Tencent for infringement of its registered trademarks for two of its most popular casual games, “Wa Ken” and “Bao Huang”, claiming damages of $669,231. Yuan Hang registered these trademarks in September 2003 and the lawsuit alleges similar games with the same names and trademarks appeared on the QQ game internet portal in February 2005. The court ruled in favor of Tencent in a hearing held in August 2007 and Tencent was not required to pay Yuan Hang any damages. Yuan Hang appealed the ruling and a second hearing was held in November 2007. Yuan Hang received the final verdict in June 2009 from High People’s Court of Shanxi Province that upheld the original verdict. All related legal costs have been recorded, as incurred, in the consolidated financial statements of the corresponding periods.
(d) Uncertainty in income taxes
Effective from January 1, 2007, the Company adopted ASC 740-10, to account for uncertainty in income taxes. ASC 740-10 prescribes a more-likely-than-not threshold for financial statement recognition and measurement for tax positions taken or to be taken in a tax return. As of December 31, 2009, the Company has recorded an unrecognized tax benefit of $100,671, related interest of $98,940 and penalty of $40,274.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
28 Subsequent events
On January 13, 2010, the Company entered into definitive agreements to acquire a 50.01% interest in Letang Game, Limited (“Letang”), a private Chinese company specializing in the development of mobile games and PC online games utilizing innovative content and leading technology. As a result of the acquisition, Letang became a subsidiary of Linktone. Under the terms of the transaction, the Company agreed to pay up to $9.15 million in cash, out of which $2.56 million was paid on the closing of the acquisition, with the remainder of the consideration payable upon the achievement by Letang of certain financial milestones for the 15-month period ending March 31, 2011 and for the year ending March 31, 2012. The primary purpose of the acquisition was to strengthen the Company’s mobile games portfolio and development capabilities.
The Company signed an exclusive multi-year licensing agreement with MLB Advanced Media, L.P. (“MLBAM”) (“Linktone MLBAM agreement”), the interactive media and internet company of U.S Major League Baseball, or MLB, in September 2009. Under the terms of Linktone MLBAM agreement, Linktone became the exclusive licensee of certain MLB-related interactive media rights in the South Korea, China (including Hong Kong and Macau), Indonesia and the Philippines. Such partnership was restructured in April 2010, and as a result, Allied Pacific Sports Baseball Network Limited (“APBNL”), in which Linktone holds a direct 45% equity interest and an indirect interest through its 30% equity interest in such party’s other shareholder, Allied Pacific Sports Network Limited (“APSN”), became MLBAM’s licensee and the licensed territory was expanded to include Thailand, Singapore and Vietnam. Simultaneously, the Company and MLBAM terminated the Linktone MLBAM agreement and mutually released each other from all rights and obligations as set out in that agreement. The Company is in the process of entering into an agreement with APSN to distribute MLBAM content via VAS in China. The Company also advanced a loan of $1.5 million to APSN and APBNL, 50% of which is repayable at the end of each 2010 and 2011.
On March 23, 2010, the Group entered into an agreement to acquire 50% of the share capital of InnoForm Media Pte Ltd. (“InnoForm”), a Singapore corporation specializing in the development, distribution and licensing of edutainment and entertainment products from Education Solutions International Pte Ltd, a Singapore corporation and an individual (collectively, the “Original Shareholders”). Under the terms of the agreement, the Group agreed to pay SGD 6.5 million in cash for the transaction. MNC International Middle East Limited (“MIMEL”), a UAE corporation controlled by MNC, acquired 25% of the share capital of InnoForm from the Original Shareholders. Linktone and MIMEL have the option to purchase the remaining 25% of outstanding share capital of InnoForm, whereby 15% of the share capital can be purchased within 18 months, and the other 10% of the share capital can be purchased within 30 months from the agreement date. The purpose of the acquisition was in line with the Company’s expansion strategy in the region and to enhance the Group’s content portfolio with InnoForm’s comprehensive product and service offerings. In June 2010, the Company subscribed for 1,002,308 shares newly issued by InnoForm for a total consideration of SGD 13.03 million. After the subscription, the Company’s interest in InnoForm increased to 75% while MIMEL’s interest reduced from 25% to 12.5%.
In June 2010, InnoForm subscribed 686,470 shares newly issued by GLD (See also Note 14(a)) and acquired 90,000 shares from the original Shareholders of GLD for considerations of SGD 12.94 million and SGD 90,000, respectively. As a result, InnoForm owns 98.7% interest in GLD while the Company’s chairman and CEO owns the remaining 1.3%. GLD’s principal asset is a commercial office building in Singapore, which became the principal office of InnoForm.
In June 2010, the Group purchased a mandatory convertible bond (“MCB”) issued by PT Inti Idaman Nusantara (“IDN”) from Starlight Ltd. (“Starlight”), a UAE Company and the MCB holder of IDN which is a VIE of MNC Group, for total consideration of $13.17 million. The MCB is interest free and will be converted into a 51% equity interest in IDN upon IDN being converted to a foreign capital invested company, as required by the relevant Indonesian laws and regulations. IDN, an Indonesian corporation, specializes in providing VAS services in Indonesia and will be renamed to PT Linktone Indonesia. The Group paid $8.56 million or 65% of total consideration in cash upon the transaction closing date on June 10, 2010 and will pay the remaining 27.5% and 7.5% of the consideration 6 months and 12 months after the closing date, respectively.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
29 Additional information — Condensed financial statements of the Company
Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings after certain appropriations to statutory reserves, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these and other restrictions under PRC laws and regulations, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of cash, dividends, loans or advances. The restricted portion amounted to approximately $43.9 million and $45.4 million, or 34% and 35%, of the Company’s total consolidated net assets as of December 31, 2008 and 2009, respectively. Even though the Company currently does not require any such dividends, loans or advances from its PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from our PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends or distributions to the Company’s shareholders.
The condensed financial statements of the Company are presented below.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
29 Additional information — Condensed financial statements of the Company (cont’d)
a) Condensed balance sheets

		As of December 31,
	Note	2008	2009
Assets
Current assets:
Cash and cash equivalents		$67,876,395	$29,530,267
Short-term investments		3,425,127	3,862,377
Loans receivable from related parties	e	7,984,450	10,087,400
Deposits and other current assets		235,994	473,858

Total current assets		79,521,966	43,953,902
Investments in subsidiaries and VIEs	d	50,784,967	50,825,247
Due from subsidiaries and VIEs	e	—	35,115,526
Other long-term assets		476,368	364,276

Total assets		$130,783,301	$130,258,951

Liabilities and shareholders’ equity
Current liabilities:
Accrued liabilities and other payables		$701,287	$236,848

Total current liabilities		701,287	236,848
Long-term liabilities:
Due to subsidiaries and VIEs	e	1,871,963	1,131,082

Total liabilities		2,573,250	1,367,930
Commitments and contingencies

Shareholders’ equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 420,636,230 and 420,756,430 shares issued and outstanding as of December 31, 2008 and 2009, respectively)		42,063	42,075
Additional paid-in capital		137,560,175	137,838,890
Accumulated other comprehensive income:
Unrealized gain on investment in marketable securities		—	437,250
Cumulative translation adjustments		7,363,186	7,217,287
Accumulated losses		(16,755,373)	(16,644,481)

Total shareholders’ equity		128,210,051	128,891,021

Total liabilities and shareholders’ equity		$130,783,301	$130,258,951

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
29 Additional information — Condensed financial statements of the Company (cont’d)
b) Condensed statements of operations and comprehensive income

	For the year ended December 31,
	2007	2008	2009

Net revenues	$—	$—	$—
Cost of services	—	—	—

Gross profit	—	—	—
Total operating expenses	(2,553,400)	(2,162,438)	(1,260,418)
Reversal of (provisions for) impairment	(3,142,396)	—	431,873

Loss from operations	(5,695,796)	(2,162,438)	(828,545)
Equity in profit (loss) of subsidiaries and VIEs, net	(11,939,870)	(14,537,136)	186,179
Other-than-temporary impairment loss on investments	—	(1,476,937)	—
Other income and interest income, net	1,231,664	1,678,711	753,258

Income (loss) before tax	(16,404,002)	(16,497,800)	110,892
Income tax expense	—	—	—

Net income (loss)	(16,404,002)	(16,497,800)	110,892
Other comprehensive income (loss)
Foreign currency translation adjustment	2,511,673	2,646,071	(145,899)
Unrealized gain on investments in marketable securities	—	—	437,250

Comprehensive income (loss)	$(13,892,329)	$(13,851,729)	$402,243

c) Condensed statements of cash flows

	For the year ended December 31,
	2007	2008	2009
Net cash (used in) provided by operating activities	$(1,622,461)	$11,740	$(1,286,268)
Net cash used in investing activities	(6,000,000)	(8,918,767)	(36,621,700)
Net cash (used in) provided by financing activities	87,377	57,359,539	(438,160)

Net (decrease) increase in cash and cash equivalents	(7,535,084)	48,452,512	(38,346,128)
Cash and cash equivalents, beginning of year	26,958,967	19,423,883	67,876,395

Cash and cash equivalents, end of year	$19,423,883	$67,876,395	$29,530,267

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
29 Additional information — Condensed financial statements of the Company (cont’d)
d) Basis of presentation
The condensed financial statements of the Company have been prepared in accordance with U.S. GAAP, except for accounting of the Company’s subsidiaries and VIEs, and certain footnote disclosures as described below.
The Company is generally a holding company of certain subsidiaries and VIEs. The Company records its investments in its subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries and VIEs” and 100% of the subsidiaries’/VIEs’ profit or loss as “Equity in profit (loss) of subsidiaries and VIEs, net” on the condensed statements of operations and comprehensive income.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.
e) Related party balances
Balances with related parties are as follows:

	2008	2009

Loans receivable from related parties:
GLD	$7,984,450	$8,185,700
Sky Vision	—	1,901,700

	$7,984,450	$10,087,400

Due from subsidiaries and VIEs:
Noveltech	$—	$35,000,000
Lingyu	—	115,526

	$—	$35,115,526

Due to subsidiaries and VIEs:
Huitong	$1,073,632	$303,461
Linktone Consulting	626,226	655,516
Weilan	172,105	172,105

	$1,871,963	$1,131,082

f) Commitments, long term obligations and guarantees
The Company does not have any significant commitments, long-term obligations or guarantees as of any of the years presented.