Form 20-F
period 2010-12-31
LINKTONE LTD
filed 2011-06-30
CIK 1270532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
Unit C-D, 10F Long Life Building
1566 West Yan An Road
Shanghai 200052, People’s Republic of China
(Address of principal executive offices)
Peck Joo Tan
Unit C-D, 10F Long Life Building
1566 West Yan An Road
Shanghai 200052, People’s Republic of China
Phone: 86-21-6167; Fax: 86-21-6167-1740
Email: pjtan@mncgroup.com
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
This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010.
Forward-Looking Information
This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including but not limited to those risks and uncertainties identified under Item 3.D. “Risk Factors.”
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
A. Selected Financial Data
The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects.” The following data as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 has been derived from our audited consolidated financial statements for those years and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data as of December 31, 2006, 2007 and 2008 and for the years ended December 31, 2006 and 2007 has also been derived from our audited consolidated financial statements for those years, which are not included in this annual report. Our audited financial statements for the foregoing periods were prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.

All amounts below are in U.S. dollars, except for share number data.

	For the year ended December 31,
	2006(1)	2007(1)	2008	2009	2010
	$	$	$	$	$
Statements of Operations and Comprehensive Income Data:
Gross revenue from non-related parties	79,507,654	49,714,795	67,025,802	61,516,694	69,878,417
Gross revenue from related parties	—	—	—	700,000	1,829,608
Sales tax	(3,280,012)	(1,751,517)	(2,520,119)	(2,303,289)	(2,087,121)

Net revenue	76,227,642	47,963,278	64,505,683	59,913,405	69,620,904
Cost of revenue	(28,654,437)	(20,377,795)	(33,837,630)	(38,941,272)	(47,137,394)

Gross profit	47,573,205	27,585,483	30,668,053	20,972,133	22,483,510

Operating expenses:
Product development	(7,372,074)	(5,506,938)	(3,177,071)	(3,316,507)	(2,811,783)
Selling and marketing	(22,592,886)	(13,787,153)	(13,130,513)	(9,318,469)	(8,377,743)
General and administrative	(11,789,984)	(11,762,028)	(9,901,474)	(8,220,999)	(12,325,334)
Provision for impairment	—	(5,142,396)	—	(2,068,127)	(1,102,265)

Total operating expenses	(41,754,944)	(36,198,515)	(26,209,058)	(22,924,102)	(24,617,125)

Income (loss) from continuing operations	5,818,261	(8,613,032)	4,458,995	(1,951,969)	(2,133,615)
Interest income, net of financial expenses (2)	1,589,180	1,111,337	1,728,654	1,614,575	2,278,593
Other income, net of other expenses	862,830	467,690	384,553	431,005	701,884
Other-than-temporary impairment loss on investments	—	—	(1,476,937)	—	—
Income tax expense	(1,267,183)	(433,657)	(786,057)	(579,270)	(1,439,261)

Net income (loss) from continuing operations	7,003,088	(7,467,662)	4,309,208	(485,659)	(592,399)
Income (loss) from discontinued operations	(155,902)	(8,936,340)	(20,807,008)	596,551	315,256

Net income (loss)	6,847,186	(16,404,002)	(16,497,800)	110,892	(277,143)
Net income attributable to non-controlling interest	(54,595)	—	—	—	(301,582)

Net income (loss) attributable to the shareholders of the Company	6,792,591	(16,404,002)	(16,497,800)	110,892	(578,725)

Earnings (loss) per share:
Basic:
Continuing operations	0.03	(0.03)	0.01	(0.00)	(0.00)
Discontinued operations	(0.00)	(0.04)	(0.05)	0.00	0.00
Total net income (loss)	0.03	(0.07)	(0.04)	0.00	(0.00)
Diluted:
Continuing operations	0.03	(0.03)	0.01	(0.00)	(0.00)
Discontinued operations	(0.00)	(0.04)	(0.05)	0.00	0.00
Total net income (loss)	0.03	(0.07)	(0.04)	0.00	(0.00)
Weighted-average number of ordinary shares:
Basic	253,850,193	239,499,334	374,285,807	420,677,724	420,980,146
Diluted	259,529,531	239,499,334	374,847,328	420,677,724	420,980,146

Statements of Cash Flows Data:
Cash flows from:
Operating activities of continuing operations	15,280,775	4,592,626	7,970,372	546,684	1,237,562
Operating activities of discontinued operations	(1,157,443)	(14,779,630)	(10,799,804)	4,395,367	—
Investing activities of continuing operations	25,929,895	(3,042,125)	(12,887,561)	(6,480,967)	(25,686,289)
Investing activities of discontinued operations	(5,110,031)	(566,181)	(16,210)	—	—
Financing activities of continuing operations	(20,670,822)	25,847	57,359,539	(438,160)	3,188,321

(1)
The statements of operations and comprehensive income data for the years ended December 31, 2006 and 2007 have been adjusted to show the financial results of our advertising business (which included various cross-media advertising arrangements as described in Item 4.B. “Information on the Company — Business Overview — Cross-Media Advertising Business”) as discontinued operations. That business segment started in the fourth quarter of 2006 and was terminated in the third quarter of 2008.

(2)	Interest income includes $64,773, $325,080 and $85,594 from related parties for the years ended December 31, 2008, 2009 and 2010, respectively.

	As of December 31,
	2006	2007	2008	2009	2010
	$	$	$	$	$
Balance Sheet Data:
Cash, cash equivalents and restricted cash	51,445,086	39,646,522	81,593,823	79,477,153	59,449,183
Short-term investments	1,012,230	2,315,334	14,372,646	19,702,747	33,809,913
Accounts receivable, net	12,371,700	10,164,756	15,245,030	11,838,597	15,491,479
Due from related parties	—	—	7,984,450	10,812,178	2,398,114
Tax refund, other receivables and other current assets	5,618,676	14,644,396	7,827,173	5,488,297	10,605,859
Inventories	—	—	—	—	2,304,716
Property and equipment, net and non-current assets held for sale	2,852,735	2,258,814	1,031,543	530,769	12,615,968
Goodwill, intangible assets and other long-term assets	24,848,843	21,315,116	15,348,053	12,577,791	54,601,488

Total assets	98,149,270	90,344,938	143,402,718	140,427,532	191,276,720

Total liabilities	9,000,427	13,551,129	15,192,667	11,536,511	37,569,112
Non-controlling interests	—	108,066	—	—	21,623,084
Total Linktone Ltd. shareholders’ equity	89,148,843	76,685,743	128,210,051	128,891,021	132,084,524

Total liabilities and shareholders’ equity	98,149,270	90,344,938	143,402,718	140,427,532	191,276,720

Exchange Rate Information
Our business is currently primarily conducted in and from China, Singapore and Indonesia in their respective currencies — Renminbi (RMB), Singapore dollar (SGD) and Indonesian rupiah (IDR). In this annual report, all references to Renminbi or RMB, Singapore dollar or SGD and rupiah or IDR are to the legal currencies of China, Singapore and Indonesia, respectively, and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. The conversion of RMB, SGD and IDR into U.S. dollars in this annual report are based on the middle rate between buying and selling as published by the People’s Bank of China of the People’s Republic of China, or PRC, the Development Bank of Singapore and Bank Indonesia, respectively. For reader convenience, this annual report contains translations of (1) some Renminbi to U.S. dollar amounts at US$1.00 : RMB6.6227, (2) some Singapore dollar to U.S. dollar amounts at US$1.00: SGD1.2834 and (3) some rupiah to U.S. dollar amounts at US$1.00: IDR 8,991, all of which were the middle rates for the respective currencies on December 31, 2010. The published middle rate on June 13, 2011 was US$1.00 : RMB6.4892, US$1.00: SGD1.2356 and US$1.00: IDR8,531. We make no representation that any Renminbi, Singapore dollar, rupiah or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or such currencies, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth the average middle rates for Renminbi expressed as per one U.S. dollar for the years 2006, 2007, 2008, 2009 and 2010, as well as the middle rates for Singapore dollars and Indonesian rupiah as per one U.S. dollar for the relevant periods in 2010:

Year Average (1)	RMB	SGD		IDR
2006	7.9579	N/A		N/A
2007	7.6040	N/A		N/A
2008	6.9451	N/A		N/A
2009	6.8310	N/A		N/A
2010	6.7695	1.3434	(2)	8,966	(3)

(1)	Determined by averaging the middle rate between buying and selling rates on the last business day of each month during the relevant period.

(2)	From April 1, 2010 to December 31, 2010 as we acquired our initial 50% interest in our Singapore-based subsidiary, InnoForm Media Pte. Ltd. in late March 2010.

(3)	From September 1, 2010 to December 31, 2010 as we acquired our 51% interest in our Indonesian-based subsidiary, PT Linktone Indonesia in early September 2010.
The following table sets forth the high and low middle rates for the Renminbi, Singapore dollar and Indonesian rupiah expressed as per one U.S. dollar during the past six months.

	RMB		SGD		IDR
Month Ended	High	Low	High	Low	High	Low
December 31, 2010	6.6786	6.6227	1.3177	1.2834	9,095	8,933
January 31, 2011	6.6349	6.5883	1.2987	1.2793	9,133	8,931
February 28, 2011	6.5985	6.5752	1.2816	1.2713	9,087	8,801
March 31, 20101	6.5748	6.5564	1.2821	1.2602	8,868	8,664
April 30, 2011	6.5527	6.4990	1.2606	1.2241	8,742	8,531
May 31, 2011	6.5108	6.4845	1.2503	1.2234	8,620	8,491
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.
D. Risk Factors
RISKS RELATED TO OUR BUSINESS IN CHINA
Risks Related to Our Contractual Relationships with the Mobile and Fixed Line Operators in China
We depend on the principal mobile and fixed line telecommunication network operators in China for delivery of our China-based telecom value-added services, and the termination or alteration of our various contracts with any of them or their provincial or local affiliates could materially and adversely impact our business.
We offer all of our China-based telecom value-added services to users through three principal mobile phone and fixed line network operators in China, China Mobile Communications Corporation, or China Mobile, China United Telecommunications Corporation, or China Unicom, and China Telecom Group, or China Telecom, which service substantially all of China’s approximately 842 million mobile phone subscribers at the end of December 2010 (prior to the restructuring of the Chinese telecommunication industry in 2008, we also offered our services through the network operated by China Netcom Corp., or China Netcom). As of December 2010, China Mobile had approximately 584 million mobile subscribers, or 69.4% of the mobile phone service market in China, China Unicom had approximately 167 million mobile subscribers, or 19.8% of the mobile phone service market in China, and China Telecom had approximately 91 million mobile subscribers, or the remaining 10.8% of the mobile phone service market in China. Given their dominant market position, our negotiating leverage with China Mobile, China Unicom and China Telecom (referred to as the operators in this annual report) is limited. If our various contracts with any of the operators are terminated or adversely altered, it may be impossible to find appropriate replacement operators with the requisite licenses and permits, infrastructure and customer base to offer our services, and our business would be significantly impaired. For 2008, 2009 and 2010, we derived approximately 73.1%, 74.4% and 52.4%, respectively, of our total revenue from China Mobile and are, therefore, particularly dependent on that operator.

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
Changes in the policies and procedures of the operators and in their enforcement of their policies and procedures have resulted in our company having to pay additional charges to the operators and have negatively affected our revenue. Further changes could materially and adversely impact our revenue, profitability and financial condition in the future.
The operators have a wide range of policies and procedures regarding customer service, quality control and other aspects of the telecom value-added services industry. As the industry has evolved over the last several years, the operators have refined these policies and procedures to improve overall service quality. In addition, the operators have unilaterally changed the way such policies and procedures have been enforced as applied to third party service providers such as ourselves, and may do so again in the future. We often only become aware of such policy or procedural changes when the operators inform us orally or provide us with a monthly statement indicating an additional charge, which in either case can happen months after the originating cause or issues arose. Because of this time delay, we cannot always confirm the existence of such issues or conform our systems in a timely manner.
In response to policy directives from China’s Ministry of Industry and Information Technology, or MIIT (prior to the PRC government restructuring in March 2008, its predecessor, the Ministry of Information Industry), China Mobile, China Unicom and China Telecom introduced significant changes to their operating policies in each of the last four years. For example, in 2008, in order to improve its oversight of service providers, China Mobile started to rank short messaging services, or SMS, and interactive voice response (known as “IVR”) service providers based on certain performance criteria, and those service providers that fall into a lower rank are subject to restrictions in service fees they may charge. These policy changes by the operators negatively affected our revenue and profitability from 2G, 2.5G and audio-related services in 2008, 2009 and 2010.

Moreover, in response to measures taken by MIIT, in November 2009 China Mobile, China Unicom and China Telecom implemented a series of measures targeting to eliminate offensive or unauthorized content, including pornographic content, on Wireless Application Protocol (referred to as WAP in this annual report) sites in China, and suspended the ability of all of their third party WAP service providers, including our company, to charge for services, including services that do not contain offensive or unauthorized content. This suspension is still effective. Furthermore, in 2010 China Mobile, China Unicom and China Telecom implemented additional measures in order to further improve user experience for mobile handset embedded services, including requiring additional notices to, and confirmations by, users before purchasing wireless value-added services that are embedded in mobile handsets. The operators also began requiring SMS short codes, which are special telephone numbers shorter than full telephone numbers that are widely used for ordering value-added services and other activities such as voting in television program contests, to be more tailored to the specific service offering or service partner (previously, a single SMS short code could be used for multiple service offerings or partners). We do not expect the measure on WAP services to materially adversely impact our revenue and profitability given that our revenue from WAP services has not been significant, but the measures on mobile handset embedded services and SMS short codes negatively affected our revenue and profitability from data-related services in 2010. Moreover, subsequent changes to the operators’ procedures starting in March 2010 caused our revenue from IVR services to significantly decline.
Because the operators’ policies and procedures may be subject to further changes and they are highly sensitive to customer feedback, we cannot be certain that our business activities will always be deemed in compliance with those policies and procedures, despite our efforts to so comply. Accordingly, we may be subject to additional monetary penalties or service suspensions or both, even for conduct which we believed to be permissible. We are also required to devote increasing resources to maintain communications and relationships with the operators to prevent, or in some cases minimize the impact of restrictions on our activities imposed by the operators. Our relationships with the operators could be adversely affected in the long-term if we are perceived to be providing poor quality services or weak customer service. Any non-compliance with the operators’ policies and procedures by us, whether inadvertent or not, could result in a material and adverse effect on our revenue, profitability and financial condition.
Our business has been adversely affected and will continue to be adversely affected if the operators continue to expand their own portfolio of telecom value-added services that compete with our services.
The principal mobile operators in China, as well as in Indonesia, have been continuously increasing their offerings of telecom value-added services, such as personal information management, instant messaging, mobile news, location-based services, mobile commerce and other entertainment and informational services. We believe that mobile operators in our markets are focusing on greater adoption of telecom value-added services as their dependency on such revenue rises. The operators’ offerings directly compete with our services, and the wide variety of services that mobile operators offer may make it increasingly difficult for us to compete effectively.
Our business has been affected by this trend and will be adversely affected further if any of the operators decides to further increase its own offerings of telecom value-added services to users of mobile and wireless devices. Moreover, we could be partially or fully denied access to their networks as the operators expand their service offerings.

We depend on the operators to maintain accurate records and to pay us for services we provide.
We depend on the operators to maintain accurate records of the fees paid by users and to pay us for services we provide. Specifically, the operators provide us with monthly statements that do not provide itemized information regarding which of our services are being paid for. As a result, monthly statements that we have received from the operators cannot be reconciled in detail to our own internal records for the reasons discussed below under “— Because the operators do not supply us with revenue and transmission information on a service-by-service basis, we can only estimate our actual gross revenue and our cost of revenue by service type, and as a result, which of our services are or may be profitable, all of which make it difficult to analyze the factors affecting our financial performance.” In addition, we have only limited means to independently verify the information provided to us in this regard because we do not have access to the operators’ internal records. Our business and results of operations could be adversely affected if the operators miscalculate the revenue generated from our services and our portion of that revenue or if there is any miscommunication between us and the mobile operators regarding our revenue earned.
Our revenue and cost of revenue are affected by billing and transmission failures which are often beyond our control.
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
These situations are known in the industry as billing and transmission failures, and we do not recognize or receive any revenue for services which are characterized as billing and transmission failures by the operators. Billing and transmission failures can significantly affect our revenue. We are also required to pay some of our content and distribution channel providers a percentage of the revenue earned from the operators with respect to services incorporating the content providers’ products or distributed through their channels. In calculating the fees payable to these providers, we make estimates to take into account certain potential adjustments made by the operators which may have been applicable to the services incorporating the providers’ products, and reduce the fees payable by us accordingly. Nonetheless, as estimates involve making assumptions which may prove inaccurate, we have in the past paid, and may continue to pay, such providers fees which are disproportionate to what we have been paid for the relevant service.

Because the operators do not supply us with revenue and transmission information on a service-by-service basis, we can only estimate our actual gross revenue and our cost of revenue by service type, and as a result, which of our services are or may be profitable, all of which make it difficult to analyze the factors affecting our financial performance.
The operators provide us with separate monthly statements for our SMS, 2.5G and audio-related services. However, the monthly statements of the operators with respect to each such service category do not contain revenue and billing and transmission failure information on a specific service-by-service basis. Although we maintain our own records reporting the services provided, we can only estimate our actual gross revenue and cost of revenue by service type because we are unable to confirm which services were transmitted but resulted in billing and transmission failures. As a result, we are not able to definitively calculate and monitor service-by-service revenue, margins and other financial information, such as average revenue per user by service and total revenue per user by service, and also cannot definitively determine which of our services are or may be profitable.
The operators charge us if their customers default in payment of our service fees and may also impose higher service or network fees on us if we are unable to satisfy customer usage and other performance criteria.
Fees for our telecom value-added services are charged on a monthly subscription or per use basis. Based on our contractual arrangements, we rely on the operators for both billing of, and collection from, phone users of fees for our services.
China Mobile generally charges us a service fee of 13.0% to 30.0% of the revenue generated by our services. China Unicom and China Telecom have implemented a sliding scale system whereby the percentage of gross revenue received by the service provider can range from 43.0% to 80.0% and 51.0% to 85.0%, respectively, depending on customer usage, revenue and other performance criteria. In 2010, we received on average 83.0%, 75.0% and 53.0%, respectively, of the gross revenue from China Mobile, China Unicom and China Telecom. Moreover, to the extent that the number of messages sent by us over each operator’s network in most provinces, exceeds the number of messages our customers send to us, we must pay per message network fees, which decrease in several provinces as the volume of customer usage of our services increases. The number of messages sent by us will exceed those sent by our users, for example, if a user sends us a single message to order a game but we in turn must send that user several messages to confirm his or her order and deliver the game itself. We cannot be certain that we will be able to satisfy these criteria in the future or that the operators will keep the criteria at their current levels.
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

In April and June 2008, China Mobile started to implement a quarterly credit and ranking of its SMS and IVR service providers, respectively, based on certain performance criteria, and those service providers that fall into a lower rank are subject to restrictions in service fees they may charge in the following quarters until their ranking improves. China Mobile may extend such ranking systems to other services in the future.
During 2008, 2009 and 2010, some of the telecom value-added services offered by our affiliated entities received lower ranks for certain quarters which reduced our revenue in those periods. If the services offered by our affiliated entities fail to achieve a satisfactory ranking in the future, the service fees we may charge for these services may be restricted, which would adversely affect our revenue and profit margin.
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
We recognize a portion of our revenue for our services through the use of estimates of monthly revenue to the extent we are unable to obtain actual figures from the operators before we finalize our financial statements. To the extent our estimates differ from actual figures reported by the operators, this could require us to make adjustments to our financial statements and cause delay in the announcement of our quarterly earnings.
We recognize a portion of our revenue based on estimates of monthly revenue based on our internal records for the month and monthly confirmation rates with the operators in prior months if we are unable to obtain actual figures from the operators before we finalize our financial statements. Actual revenue may differ from prior estimates when unexpected variations in billing and transmission failures occur. To the extent our estimates differ from actual figures reported by the operators, this could potentially require us to later make adjustments to our financial statements if the operators’ billing statements and cash payments are different from our estimates, which could adversely affect our reputation and the price of our American Depositary Shares, or ADSs.
To minimize the amount of gross revenue which we recognize based on such estimates, we will typically delay announcing our quarterly and year-end financial results until we have received substantially all of the monthly confirmations from the operators. For the years ended December 31, 2008, 2009 and 2010, 2.4%, 1.0% and 1.6%, respectively, of our gross revenue was based on such estimates. However, this approach requires us to announce our financial results after a relatively extended period following each period-end which could create uncertainty in the market for our ADSs and adversely affect their price.

We face intense competition in China.
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
In addition, we also face growing competition from China Mobile, China Unicom and China Telecom as they increase their offerings of telecom value-added services.
We have faced competition from service providers in the three groups described above since our entry into this market. We may also face significant competition from other parties, including the operators and companies which offer online services and are expanding to various degrees into telecom value-added services, such as Shanda Interactive Entertainment Limited, which acquired a controlling stake in, and subsequently acquired the assets of, one of our competitors, Hurray! Holding Co., Ltd., in 2009, and Focus Media Holding Limited, which primarily focus on internet-based games and media services, respectively, but have also begun to offer wireless games and services. Moreover, entry barriers are relatively low for new competitors in the telecom value-added services market, particularly for 2G services, and as a result, there is an ever increasing number of competitors in the marketplace.
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

RISKS RELATED TO OUR OPERATIONS OUTSIDE OF CHINA
We may face increasing risks relating to conducting business internationally.
Although to date we have generated the major portion of our revenue within the PRC, we are in the process of implementing our long-term strategy to enter other markets in Asia to expand our geographic coverage and our range of product and service offerings. For example, in 2009, we recorded revenue of $0.7 million from providing telecom value-added services, or VAS, and related market and technical services in Indonesia to PT Infokom Elektrindo (“Infokom”), an affiliate of PT Media Nusantara Citra Tbk (“MNC”), our controlling shareholder. MNC, its subsidiaries and affiliates are hereinafter collectively referred to as MNC Group.
Subsequently in June 2010, we purchased a mandatory convertible bond, or MCB, issued by PT Inti Idaman Nusantara (“IDN”), which has been renamed PT Linktone Indonesia (“PT Linktone”), from Starlight Ltd (“Starlight”), a United Arab Emirates company, for a total consideration of $13.2 million. In September 2010, we converted the bond into new shares of PT Linktone representing 51% of its outstanding share capital (the remaining 49% interest in PT Linktone is owned by MNC Group), and we now conduct all of our VAS activities in Indonesia through PT Linktone. We had revenue of $1.8 million from PT Linktone’s provision of VAS in Indonesia in 2010. The purpose of the acquisition was in line with our expansion strategy in the region.
We are also continuously looking for other opportunities to leverage the extensive media resources and relationships with content providers of MNC Group. As part of this initiative, we and MNC (through its wholly owned subsidiary, MNC International Middle East Limited, or MIMEL) acquired 50% and 25% of the share capital of InnoForm Media Pte. Ltd., or InnoForm, in March 2010, respectively. In June 2010, we subscribed for additional new shares of InnoForm and as a result of which we and MNC (through MIMEL) hold 75% and 12.5% of the equity interest of InnoForm, respectively. MNC (through MIMEL) also has the option to purchase the remaining 12.5% of outstanding share capital of InnoForm, whereby 7.5% and 5% of the share capital can be purchased within 18 months and 30 months, respectively, of the agreement date. InnoForm is a Singapore-based company with regional offices in Malaysia and Hong Kong, specializing in the development, distribution and licensing of edutainment and entertainment products.
We have very limited experience, however, operating in markets outside of China and in managing non-VAS businesses. These initiatives may cause us to become increasingly subject to various risks relating to conducting business abroad, including:
•	political and economic instability in countries where we offer our products and services;

•	different user preferences and usage habits with respect to telecom value-added and other services, and consumption of video, audio and print content in other markets;

•	different or changing policies and procedures of operators;

•	legal or regulatory restrictions;

•	potentially negative consequences from changes in tax laws;

•	fluctuations in currency exchange rates;

•	difficulty in staffing and managing widespread operations;

•	differing protection of intellectual property; and

•	difficulties in collecting accounts receivable because of distance and different legal rules.
Our future growth and profitability may be materially and adversely affected if we cannot adequately manage these and any other risks which arise in connection with our international expansion. We may also be subject to impairment charges if the value of any of our overseas investments declines, as discussed in the foregoing risk factor.

With respect to our entertainment and edutainment distribution business operated by our subsidiary InnoForm, such business faces significant competition from other video distributors operating in Southeast Asia such as Scorpio East Holdings Pte Ltd and Berjaya HVN (S) Pte Ltd, as well as a number of smaller low cost distributors. Many of InnoForm’s competitors have established relationships with major content producers, such as Hollywood movie studios, and such producers are often reluctant to change distributors, which could limit InnoForm’s future growth. InnoForm’s sales are also materially adversely affected by an overall increase in the downloading of video content illegally posted on the internet and competition from movie theaters and other forms of entertainment and education.
Several of our competitors have longer operating histories, greater name and brand recognition, larger customer bases and databases, significantly greater financial, technological and marketing resources and superior access to original content than we have. As a result, our existing or potential competitors may in the future achieve greater market acceptance and gain additional market share, which in turn could reduce our revenue.
We face intense competition in Indonesia.
Similar to the PRC VAS market, the Indonesian market for VAS is fiercely competitive. There are over 200 service providers in Indonesia, many of whom are expanding their content and have a more established brand and market position in comparison to our company. Some of our competitors offer telecom value-added services which are similar to our portfolio of services, while others focus on particular categories of services. We focus on launching 3G services and leveraging the broad range of content provided by the MNC Group, but we cannot be certain that such services and content will be appealing to customers. In addition, while we believe that the number of users of VAS, in particular for mobile games and ringback tones, have been increasing rapidly in Indonesia, certain types of services such as SMS subscriptions and mobile quiz contests have experienced slower growth in recent periods as the markets for such services mature. Moreover, a number of internet and web portal operators offer similar content for free in Indonesia. To compete against such providers, we are working with mobile application developers to create applications that contain our content menu, which enables customers to simply click the items that they want and we will charge them for the content. Such applications can be downloaded by a customer into his or her mobile handset, or we can embed them into mobile handsets by cooperating with handset principals or distributors. We share our revenue with the application developers, which tends to lower our margins for the services we sell in Indonesia.
We rely on MNC and its affiliate to operate our VAS business in Indonesia, and the termination or alteration of our arrangements with them, including our use of their short codes, could materially adversely affect our business and results of operation.
We provide our VAS in Indonesia though agreements with MNC and its affiliate Infokom, who in turn have cooperative agreements with the Indonesian telecom operators. We have no direct contracts with such operators and are dependent on MNC and Infokom to keep their contracts with the operators in effect and to remit revenue provided by the operators for our services to our subsidiary PT Linktone. In addition, we rely on MNC and Infokom for short codes which are numerical codes (shorter than telephone numbers) assigned by the telecom operators and used to order VAS and take other actions such as voting in television program contests. MNC assigns one short code owned by it to us free of charge, while Infokom leases three short codes to us in exchange for a fee equal to 10% of the revenues generated through such short codes, net of the telecom operators’ fees. If the MNC Group does not maintain its contractual arrangements with the telecom operators in Indonesia or decides to stop providing short codes to us or charge increased fees for such codes, we may be unable to enter into such contracts directly with the operators or to obtain new short codes from alternate sources. In any such case, our business and results of operations may be materially adversely affected.
Our expansion into the entertainment and edutainment products distribution market through our acquisition of InnoForm may not be successful.
InnoForm primarily sells VCDs, DVDs, Blu-ray discs and video-on-demand, including movies, television programs and educational videos, to consumers in Singapore, Malaysia, Indonesia, Hong Kong and Vietnam. Its operating results have varied significantly in the past, and may vary significantly in the future due to a number of factors that could have an adverse impact on the business. Thus, the operational and financial results of this acquisition may differ from our expectations.

In particular, commencing in mid-2010, overall sales of entertainment and edutainment products in InnoForm’s markets have declined which has adversely affected the revenue of InnoForm and other industry participants. This decline has resulted from a number of factors, many of which are beyond our control, including a proliferation of illegal free-to-download quality video websites and increasing penetration of high-speed broadband in major cities, particularly in Singapore. As a result, we expect that viewers will consume more video content online. Other factors which have adversely affected InnoForm’s business and results of operations include:
•	high rental rates in Southeast Asian cities which has caused many retailers to decrease the number of outlets they operate,
•	the availability of parallel-imported video products from lower-cost countries such as China, Malaysia and Indonesia,
•	consistent with the industry trend worldwide, relatively slow sales of Blu-ray discs,
•	a reluctance among many major content producers to change their distributors which limits InnoForm’s ability to increase market share,
•	increasing competition from online portals and movie theaters, and
•	increasing costs to acquire desirable content.
In addition, InnoForm also obtains all of its entertainment and edutainment content from third parties, and its cost of acquiring such content has been increasing in recent years which has, and may continue to, negatively impact its profitability and liquidity.
We are focusing on broadening InnoForm’s distribution network to include new media digital platforms which will allow customers to consume video content via online and wireless devices. We can provide no assurance that these efforts will be successful or that they will generate sufficient sales to offset the ongoing decline in sales of physical discs. We cannot be certain that, if we are able to launch our online video services, such services will be able to compete with other websites which offer online video content, particularly those which offer content in violation of copyright protections and may allow downloads for free or at significantly lower prices than we can charge.
Additional Risks Related to Our Company
The VAS industry in China and Indonesia is rapidly evolving, which may make it difficult for investors to evaluate our business.
We began commercially offering telecom value-added services in China in 2000 while PT Linktone, previously known as IDN, began offering telecom value-added services in Indonesia in 2009. Over the last several years, the technologies and services used in the telecom value-added services industry in these markets have developed rapidly. As a result of this rapid and continual change in the industry, you should consider our prospects in light of the risks and difficulties frequently encountered by companies in an early stage of development. These risks include our ability to:
•
attract and retain users for our telecom value-added services, especially for our 2.5G and audio-related services, and mobile online games which have increased in 2010 following our acquisition of a 50.01% interest in Letang Game Limited, or Letang, a private Chinese company specializing in the development of mobile games and PC games, in January 2010,

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
The success of some of our telecom value-added services is significantly dependent on our ability to obtain, customize and localize desirable content and technology from third parties and distribute our services effectively.
We are increasingly obtaining much of our telecom value-added services content, including wireless games, logos, music, news and other content such as popular radio or television programs, from third parties. Furthermore, we expect that we will license technology in connection with our development of next generation services. As the market for telecom value-added services develops, content and technology providers and distribution channel providers have increased their profits from these distribution and localization arrangements by demanding a greater share of revenue or other fees, which has adversely affected our financial performance, including adversely affecting our revenue and gross margin in 2010.
Many of our arrangements with content and technology providers as well as distribution channel providers are non-exclusive, short-term and subject to renewal. If our competitors are able to provide or distribute such content in a similar or superior manner or to license the same technologies, it could adversely affect the popularity of our services and our negotiating leverage with third party providers. In addition, lack of effective distribution channels has adversely affected our revenue from 2.5G services in 2009 and 2010.
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
We have made acquisitions and formed strategic alliances in the past. Some of the companies we acquired have not performed as well as we expected, and required significant further capital input and attention from our management. We also terminated or restructured certain strategic alliances. For example, we terminated our exclusive advertising arrangements with Qinghai Satellite Television, or QTV, and Tianjin Satellite Television, or TJSTV, in July and September 2008, respectively, which resulted in our incurring a net loss from discontinued operations of $20.8 million in 2008. We also recognized an impairment provision of $1.3 million in 2010 related to a loan receivable in connection with our partnership to distribute U.S. Major League Baseball content. Nevertheless, if we are presented with appropriate opportunities, we may continue to acquire businesses, technologies, services or products or enter into strategic alliances which are complementary to our core telecom value-added services business in the future, but may also present similar challenges. For example, a consolidated affiliate, Shanghai Weilan Computer Co., Ltd. (“Weilan”), acquired a controlling interest in Letang in January 2010. In addition, we and MNC (through MIMEL) acquired in the aggregate 87.5% of the share capital of InnoForm in March 2010 and June 2010, and in June 2010 we acquired mandatory convertible bonds that were converted into new shares of PT Linktone representing 51% of its outstanding share capital, as described above.

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
We incurred significant net losses until the first quarter of 2003 and began incurring net losses again in the first quarter of 2007 until the fourth quarter of 2008 during which time we were implementing our cross-media strategy which involved significant expenses. We also incurred a net loss for the fourth quarters of 2009 and 2010. We could incur significant net losses in the future due to changes in the market, operating environment and competitive dynamics and our ability to respond to those changes, as well as any possible new strategic initiatives launched by our company. If we do not sustain profitability, the market price of our ADSs may decline.
We have been required to record charges to earnings because the value of certain of our assets was deemed to have been impaired, and we may record such charges in future periods.
We are required by U.S. GAAP to review our receivables, short-term investments, intangible assets, goodwill and other assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. For the year ended December 31, 2008, in addition to impairment charges for some of the assets of our discontinued operations, we recorded an other-than-temporary loss on investments of $1.5 million related to our investment in a pooled investment fund, which is included under short-term investments in our balance sheet as of December 31, 2008 contained in our consolidated financial statements in this annual report. We also recorded an impairment charge of $2.5 million in 2009 related to the goodwill for our PC game business, which was caused by a downward revision in expected future cash flow for that business resulting from market competition, and an impairment in connection with our partnership to distribute U.S. Major League Baseball content of $1.3 million in 2010, as noted above. Please refer to Item 5. “Operating and Financial Review and Prospects — Results of Operations” and “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates.” We may be required to record similar impairment charges in the future if we determine that the value of our assets is impaired.

Our mobile games business has a short operating history, and the mobile games market in the PRC and Indonesia is subject to many uncertainties.
We, through our affiliate Weilan, acquired a controlling interest in Letang in January 2010 in order to accelerate our presence in the mobile games market. However, our mobile games business has a short operating history, and our prior efforts to develop an in-house mobile game development team were not successful. As a result, there is limited financial data that can be used to evaluate our mobile games business and its potential to generate revenues in the future. We cannot assure you that we will be successful in developing our mobile games business, which will depend, among other things, on our ability to:
•	respond to market developments, including the development of new platforms and technologies, and changes in pricing and distribution models;
•	maintain and diversify our distribution channels, including through China Mobile and the other telecommunications operators and handset manufacturers;
•
develop new high-quality mobile games that can achieve significant market acceptance, and timely improve our existing mobile games to extend their life spans and to maintain their competitiveness in the mobile games market;

•
supplement our internally developed mobile games by acquiring mobile games from third-party mobile games developers or cooperating with third-party mobile games developers to jointly develop mobile games;

•	develop and upgrade our technologies; and
•	execute our business and marketing strategies successfully.
In addition, the mobile games market is an emerging market in the PRC and Indonesia. The growth of this market and the level of demand and market acceptance of our mobile games are subject to many uncertainties. The development of this market and our ability to derive revenues from this market depend on a number of factors, some of which are beyond our control, including but not limited to:
•	the growth rate of mobile data services in the PRC and Indonesia;
•	changes in consumer demographics, tastes and preferences;
•	changes in handset platform technologies and mobile games distribution channels;
•	potential competition from established companies that develop and operate personal computer-based online games and may enter the mobile online games market; and
•	the popularity and price of new mobile games and merchandise and premium features embedded in games that we and our competitors may launch and distribute in the future.
Due to the uncertainties in connection with our mobile games business in particular and the mobile games market in the PRC and Indonesia generally, we cannot guarantee that our mobile games business will contribute significantly to our future revenues. Our failure to successfully develop this business could have a material adverse effect on our business, financial condition and results of operations.

We depend on key personnel for the success of our business. Our business may be severely disrupted if we lose the services of our key executives and employees or fail to add new senior and middle managers to our management.
Our future success is heavily dependent upon the continuing service of our key executives, particularly Hary Tanoesoedibjo, our Chief Executive Officer, and Peck Joo Tan, our Chief Financial Officer. Our future success is also dependent upon our ability to attract and retain qualified senior and middle managers to our management team. If one or more of our current or future key executives and employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and our business may be severely disrupted. For example, our revenue in the third quarter of 2009 was somewhat adversely affected by the resignations of our then current chief executive officer, chief financial officer and chief operating officer, as well as certain staff in our VAS business upon whom we relied. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose customers and suppliers and incur additional expenses to recruit and train personnel. We do not maintain key-man life insurance for any of our executive officers.
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
It is difficult to plan for capital requirements in our rapidly changing industry. We may need additional capital for our future acquisitions, service development, technological infrastructure and sales and marketing activities. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:
•	investors’ perceptions of, and demand for, securities of telecommunications value-added services companies;

•	conditions of the U.S. and other capital markets in which may seek to raise funds;

•	our future results of operations, financial conditions and cash flows;

•	governmental regulations of foreign investment in value-added telecommunications companies;

•	economic, political and other conditions in the PRC and other countries in which we operate; and

•	governmental policies relating to foreign currency borrowings.
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
We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. As our user base increases, we will need to increase our investment in our technology infrastructure, facilities and other areas of operations, in particular our product development, customer service and sales and marketing which are important to our future success. If we are unable to manage our growth and expansion effectively, the quality of our services and our customer support could deteriorate and our business may suffer. For example, any such performance issue could prompt the operators to cease offering our services over their networks. Our future success will depend on, among other things, our ability to:
•
develop and quickly introduce new services, adapt our existing services and maintain and improve the quality of all of our services, particularly as new mobile technologies such as 3G or 4G are introduced;

•	effectively maintain our relationships with the operators and our other partners;

•	expand the percentage of our revenue which are recurring and are derived from monthly subscription based services;

•	develop sources of revenue which are not dependent on the operators;

•	enter into and maintain relationships with desirable content providers;

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
Any failure of the telecommunications networks in the markets in which we operate, the internet or our technology platform may reduce use of our services.
Both the continual accessibility of the networks of the operators and the performance and reliability of the internet infrastructure in the markets in which we operate are critical to our ability to attract and retain users. Moreover, our business depends on our ability to maintain the satisfactory performance, reliability and availability of our technology platform. The servers which constitute the principal system hardware for our operations in China are located in five locations in Beijing. We maintain backup system hardware in our office in Beijing, but cannot be certain such backup will be adequate if there are problems with our primary system hardware. In Indonesia, our websites and services are made available through network servers located in Jakarta. Any server interruptions, break-downs or system failures, including failures caused by sustained power shutdowns, floods or fire causing loss or corruption of data or malfunctions of software or hardware equipment, or other events outside our control that could result in a sustained shutdown of all or a material portion of the mobile networks, the internet or our technology platform, could adversely impact our ability to provide our services to users and decrease our revenue.
If our exclusive providers of bandwidth and server custody service fail to provide these services or increase their prices, our business could be adversely affected.
We rely on affiliates of the operators to provide us with bandwidth and server custody service for our services in China pursuant to contracts which have one-year terms. If any of the operators or their respective affiliates fails to provide such services, it may be difficult, if not impossible, to find a substitute provider on a timely basis or at all. In addition, we have no control over the costs of the services provided by the operators or their respective affiliates. If any of the operators or their respective affiliates fails to provide these services or raise their prices, our business could be adversely affected.

We have been generating declining levels of revenue from our media advertising in China.
We sell and market our services through, among other things, media advertising. Our media advertising is typically in the form of television commercials and magazine, newspaper and website placements. Fee rates for these various media channels have become increasingly expensive while in most cases generating lower levels of gross revenue than previous years’ levels of gross revenue and thus negatively affecting our profit margin. We scaled down our spending on media advertising in 2008, 2009 and 2010 due to this declining rate of return. Our net income could continue to be negatively affected in future periods if we are not able to effectively manage advertising expenses and maximize the gross revenue we generate from such advertising. In addition, if we continue to curtail or cease our spending on media advertising in the future, we may not have other more attractive or cost-efficient methods to promote our services, which may negatively affect our business, financial condition and results of operations.
Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations which could adversely affect our ability to operate our business effectively or at all.
In connection with China’s entry into the World Trade Organization, or WTO, foreign investment in telecommunications and internet services in China was liberalized to allow for up to 30.0% foreign ownership in value-added telecom and internet services in 2002, 49.0% in 2003 and 50.0% thereafter. In order to meet these ownership requirements, as of December 31, 2010, we maintained control over the following affiliated Chinese entities which are each owned by our current and/or former employees and are treated as our variable interest entities, or VIEs, for accounting purposes:
(i)	Shanghai Weilan Computer Co., Ltd., or Weilan;

(ii)	Shanghai Unilink Company Ltd., or Unilink;

(iii)	Shenzhen Yuan Hang Technology Co., Ltd., or Yuan Hang;

(iv)	Beijing Cosmos Digital Technology Co., Ltd., or Cosmos;

(v)	Hainan Zhong Tong Computer Network Co., Ltd., or Zhong Tong;

(vi)	Beijing Lian Fei Wireless Communication Technology Co., Ltd., or Lian Fei;

(vii)	Shanghai Qimingxing E-commerce Co., Ltd., or Qimingxing;

(viii)	Beijing Ojava Wireless Information Technology Co. Ltd., or Beijing Ojava;

(ix)	Zhong Qing Wei Lian Cultural Communication Co., Ltd., or Wei Lian;

(x)	Beijing Lianyu Interactive Technology Development Co., Ltd., or Lianyu;

(xi)	Shanghai Ling Yu Cultural and Communication Co., Ltd., or Ling Yu;

(xii)	Shanghai Lang Yi Advertising Co., Ltd., or Lang Yi;

(xiii)	Beijing Xian Feng Li Liang Co., Ltd., or Xian Feng; and

(xiv)	Letang.
Under the current shareholding structure, Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu have inter-provincial value-added telecommunication services licenses issued by MIIT, and they offer our services through one or more of the telecommunications network operators in China. Yuan Hang offers services related to our online game business. Xian Feng provides music related content services to network operators. Ling Yu, Wei Lian and Lang Yi were dormant in 2010.

It is possible that the relevant Chinese authorities could, at any time, assert that any portion of or all of the existing or future ownership structure and businesses of us, any of our wholly owned subsidiaries, or any of our VIEs, violate existing or future Chinese laws, regulations or policies. It is also possible that the new laws or regulations governing the telecommunication or internet sectors in China that have been adopted or may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of our, our wholly owned subsidiaries’ or our affiliated Chinese entities’ current or proposed businesses and operations. In addition, these new laws and regulations may be retroactively applied. For example, on September 28, 2009, the General Administration of Press and Publication (GAPP), the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games”, or Circular 13. Circular 13 expressly prohibits foreign investors from participating in internet game operating businesses via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. It is not clear yet as to whether other PRC government authorities, such as the Ministry of Commerce (MOFCOM) and MIIT, will support GAPP to enforce the prohibition of the VIE model that Circular 13 contemplates. If our current structure and our contractual arrangements were found to be in violation of any existing or future Chinese laws and regulations, we may be required to restructure our structure and operations in China to comply with such Chinese laws. In such case, we may not be able to operate or control our business in the same manner as we currently do, and therefore, may not be able to consolidate our VIEs. In addition, the relevant regulatory authorities would have broad discretion in dealing with such violations which may adversely impact our financial statements, operations and cash flows (including the restriction on us to carry out the business). It is unclear how such restructuring could impact our business and operating results.
We believe that our present operations are structured to comply with Chinese law. However, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions, and there are substantial uncertainties regarding the interpretation and application of current and future Chinese laws and regulations. Accordingly, we cannot be assured that Chinese regulatory authorities will not ultimately take a contrary view to our belief and will not take action to prohibit or restrict our business activities.
We may be unable to collect long-term loans to shareholders of our affiliated Chinese entities.
As of December 31, 2010, we had provided long-term interest free loans with an aggregate outstanding balance of approximately RMB114.0 million to shareholders of our affiliated Chinese entities for the purpose of investing in our affiliated Chinese entities as registered capital and to make payments to the selling shareholders from whom we acquired certain of our affiliated Chinese entities for settlement of purchase price consideration pursuant to applicable acquisition agreements. The term of these loans in each case is 10 years. The shareholders of our affiliated Chinese entities can only repay the loans by transferring to us or our designees all of their equity interest in the respective affiliated Chinese entity. Please refer to the table under Item 5. “Operating and Financial Review and Prospects — Arrangements with Consolidated Affiliates — Loan Agreements.” We expect that we will continue to be involved in and provide additional financial support in the future to the extent allowed by the Sarbanes-Oxley Act of 2002 and other applicable laws. Because of uncertainty associated with Chinese law, ultimate enforcement of the loan agreements is uncertain.

We depend upon contractual arrangements with our affiliated Chinese entities for the success of our business. These arrangements may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.
Because we are restricted by the Chinese government from owning telecommunications and internet operations in China, we depend on our affiliated Chinese entities, Weilan, Unilink, Yuan Hang, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava, Lianyu and Xian Feng in which we have no direct ownership interest, to provide those services through contractual agreements with the operators. These arrangements may not be as effective in providing control over our operations as direct ownership of these businesses. For example, our affiliated Chinese entities could fail to take actions required to operate our business, such as entering into content development contracts with potential content suppliers or service contracts with the operators in China. Moreover, the fees for our services are paid by the operators directly to our affiliated Chinese entities, which are then obligated at our request to transfer substantially all or some of such fees to one of our wholly owned subsidiaries, Shanghai Linktone Consulting Co., Ltd., or Linktone Consulting, Shanghai Huitong Information Co., Ltd., or Huitong, Shanghai Linktone Internet Technology Co., Ltd., or Linktone Internet, Shanghai Linktone Software Co., Ltd., or Linktone Software, Wang You Digital Technology Co., Ltd., or Wang You, Beijing Ruida Internet Technology Co., Ltd., or Ruida, and Shanghai Xintong Information Technology Co., Ltd. or Xintong. If our affiliated Chinese entities fail to perform their obligations under these agreements, we may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under Chinese laws. The Chinese laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede our ability to enforce these contractual arrangements, or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and materially and adversely affect our results of operations and the financial position. For example, in the event that one of our Chinese VIEs fails to perform its obligations under our loan agreement with it, we may incur a loss on this loan or costs to enforce these arrangements.
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
We generate our internal funds almost exclusively from our subsidiaries. If those entities are restricted from paying dividends to us, we may lose almost all of our internal sources of funds.
We are a holding company with assets consisting primarily of cash generated from our initial public offering in March 2004 and issuance of new shares to MNC in April 2008, and our equity interests in Noveltech Enterprises Limited, or Noveltech, and Linktone Media Limited, or Linktone Media, both of which were incorporated in Hong Kong. See Item 4. “Information on the Company — History and Development of the Company.” Our internal source of funds has been derived almost exclusively from dividend payments from those entities after they receive dividends and payments from our subsidiaries and affiliated Chinese entities. We are likely to lose all of our sources of funds if those entities are restricted from paying dividends to us, except for interest and dividend we earned on our fixed deposits and short-term investments which totaled $1.5 million in 2008, $0.5 million in 2009 and $1.0 million in 2010. See also “— Any changes to our tax incentives could have a material adverse effect on our operating results. Our foreign ADS holders may be subject to PRC withholding tax on the dividends payable by us and upon gains realized on their sales of our ADSs if we are classified as a PRC “resident enterprise” below.”

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
Our revenue and results of operations have varied in the past and may continue to fluctuate in the future. Many of the factors that cause such fluctuation are outside our control such as the changes in the policies of the operators and the enforcement of these policies. Steady revenue and results of operations will depend largely on our ability to:
•	attract and retain users in the increasingly competitive telecom value-added services markets in China and Indonesia,

•	successfully implement our business strategies, and

•
update and develop our services, technologies and content, including aggregating, customizing and localizing third party technologies and content for the China market and other Asian markets we are entering.

Because the telecom value-added services industry in China and Indonesia is rapidly evolving and our business is also relatively new, including in particular our strategy to enter other markets in Asia such as the market for entertainment and entertainment products, and has experienced significant volatility in terms of financial results as a result of the factors stated above, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the trading price of our ADSs to decline.

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
We rely on a combination of copyright, trademark and trade secrecy laws and contractual restrictions on disclosure to protect our intellectual property rights. We have registered 107 trademarks with China’s Trademark Office, and are in the process of applying for 34 additional trademarks in China. We have also obtained 27 copyright certificates in China for certain cartoons and images and 40 copyright certificates for computer software. We have no trademarks registered in the other markets in which we operate, including Indonesia. Our efforts to protect our proprietary rights may not be adequate and effective to prevent infringement or misappropriation of our intellectual property rights, particularly in China where the laws may not protect our proprietary rights as fully as in the United States. Monitoring unauthorized use of our services is difficult and costly, and we cannot be certain that the steps we take will effectively prevent misappropriation of our technology and content. For example, competitors could copy one or more of our downloadable icons, and we may not become aware of the infringement in a timely manner or at all or be able to take effective action to enforce our rights.
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
Since the second half of 2008, global credit and capital markets, particularly in the United States and Europe, have experienced generally difficult conditions, and many of the world’s major economies experienced slow or negative growth in 2010. These challenging market conditions have resulted in reduced liquidity, greater volatility, widening of credit spreads, lack of price transparency in credit markets, a reduction in available financing and lack of market confidence. These factors, combined with declining business and consumer confidence and increased unemployment in the United States and elsewhere in the world, have precipitated a global economic slowdown. Given the dramatic change in the overall credit environment and economy, it is difficult to predict how long these conditions will exist and the extent to which we may be affected. The uncertainty and volatility of credit and capital markets and the overall economy has had and may continue to have an adverse effect on our business. Furthermore, there can be no assurance that measures implemented by governments around the world to stabilize the credit and capital markets and new financial and economic policies, rules and regulations in jurisdictions where we operate will improve market confidence and the overall credit environment and economy. As a result, prolonged disruptions to the global credit and capital markets and the global economy may materially and adversely affect the Chinese economy and in the other markets where we offer our products and services, consumer spending in such markets and our business, results of operations, financial condition, prospect and future expansion plans.

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
Natural disasters such as snow storms, earthquakes, floods, typhoons and droughts may affect our telecom value-added services because provision of these services may be curtailed due to technical problems. For example, as a result of a 8.0 magnitude earthquake that struck the City of Wenchuan in Sichuan province on May 12, 2008, our provision of telecom value-added service in Sichuan province was interrupted due to certain technical problems. In addition, on April 14, 2010, China experienced an earthquake with a reported magnitude of 6.9 on the Richter scale in Qinghai Province, resulting in the death of over 2,000 people, and causing an interruption to our telecom value-added service.
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
We may be classified as a passive foreign investment company, or PFIC, by the U.S. Internal Revenue Service, or IRS, for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, U.S. investors who owned our shares or ADSs during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances.

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
Under recently enacted U.S. legislation effective as of March 18, 2010 and subject to future guidance, if we are a PFIC, U.S. Holders (as defined below) will be required to file an annual information return with the IRS relating to their ownership of our shares or ADSs. Pursuant to recent IRS guidance, this reporting requirement has been suspended until the IRS releases a revised version of IRS Form 8621. Additional guidance is expected regarding the specific information that will be required to be reported on the revised IRS Form 8621. Prior to filing their annual income tax returns, U.S. Holders should consult their tax advisors regarding whether additional guidance has been issued with respect to this reporting requirement, and if so, how to comply with such guidance.
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

We are subject to the reporting obligations under the U.S. securities laws, and are required by the Securities and Exchange Commission, or the SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, to include a report of management on the effectiveness of our internal control over financial reporting. In addition, if we become an “accelerated filer” as such term is defined in the U.S. Securities Exchange Act of 1934, or the Exchange Act, our independent registered public accounting firm would be required to report on the effectiveness of our internal control over financial reporting in future annual reports on Form 20-F. Although our management concluded that our internal controls are effective in this annual report, our management may not conclude that our internal controls are effective in the future. Moreover, even if our management concludes that our internal control over our financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is required to report on the effectiveness of our internal control over financial reporting but it is not satisfied with such control or the level at which our controls are documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then it may decline to report on such effectiveness or may issue an adverse opinion. Any of these possible outcomes could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred, and expect to continue to incur, significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements.

We are controlled by MNC, whose interests may differ from other shareholders.
MNC currently holds approximately 58.1% of our outstanding ordinary shares. Accordingly, it has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval. In addition, without the consent of MNC, we may be prevented from entering into transactions that could be beneficial to us. The interests of MNC may differ from the interests of the other shareholders.
We may not be able to collect our loans to PT Cakrawala Alam Semesta, such arrangements could be deemed to be in violation of existing or future Indonesian regulations, and depreciation in the value of Indonesian rupiah may adversely affect our results of operations.
During the period from July to November 2009, we extended loans in the aggregate principal amount of US$35.0 million to PT Cakrawala Alam Semesta, or Cakrawala, an Indonesian company controlled by us through contractual arrangements and treated as our VIE for accounting purposes. Cakrawala is owned by two of MNC Group’s employees. See Item 5. “Operating and Financial Review and Prospects — Our Corporate Structure” for information regarding such contractual arrangements. Cakrawala places the money we loaned to it in fixed time deposits with Indonesian banks. Such deposits can only be made by domestic Indonesian entities, and we established this VIE arrangement with Cakrawala to take advantage of favorable interest rates on fixed time deposits in Indonesia. Such fixed time deposits were in U.S. dollars in 2009, and in February 2010 we converted approximately US$15 million into Indonesian rupiah. Since these VIE arrangements may not be as effective as direct ownership in providing us control over Cakrawala, in the event that Cakrawala fails to perform its obligations under our loan agreement with it, we may incur a loss on this loan or costs to enforce these arrangements. In 2010, Cakrawala has partially repaid the loans. As at December 31, 2010, the outstanding loan balance was US$13.9 million.

In addition, there have been media reports that Indonesia’s central bank will announce measures on capital flows to control the frequent inflow and outflow of short-term funds. We cannot predict whether, or when, the Indonesian government will introduce capital control mechanisms in the future. Moreover, our VIE arrangements with Cakrawala could possibly be deemed a violation of existing Indonesian regulations on foreign investments in Indonesian fixed time deposits. In each case, our VIE arrangements with Cakrawala might be prohibited or restricted, which, if applied, could have a material adverse effect on our investments in Indonesia.
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
In an effort to promote greater competition among the telecommunications operators and foster the development of 3G mobile networks, on May 24, 2008, MIIT, the PRC National Development and Reform Commission, or the NDRC, and the PRC Ministry of Finance jointly issued the Notice on Strengthening the Reform of Telecommunications Systems, or the Telecom Notice, which was adopted to consolidate China’s previously existing telecommunication operators into three new telecommunications operators that can offer both mobile and fixed line services. In accordance with the Telecom Notice, in 2008 China Railway Communication Co., Ltd., which operated a national fixed line network, merged into China Mobile, China Telecom acquired the Code Division Multiple Access (CDMA) wireless business and network from China Unicom, and China Netcom, which was principally a fixed line operator, merged into China Unicom, which operates a Global System for Mobile communications (GSM) network and business. In January 2009, following the completion of this restructuring, the PRC government issued licenses to operate 3G mobile networks to China Mobile, China Unicom and China Telecom.
We believe the elimination of uncertainties relating to the telecommunications industry restructuring plan and the launch of 3G mobile technologies are likely to attract new participants to the telecom value-added services market and motivate our existing competitors to adapt more aggressive strategies. If we are unable to adapt our strategy successfully and maintain and enhance our relationships with the surviving operators, our competitive position in the market may be adversely affected. In particular, the launch of 3G mobile technologies could radically alter or even eliminate the market for SMS or 2.5G (including multimedia messaging services, or MMS, WAP and Java games), which are services with which we are more familiar. Having evaluated market opportunities for 3G services in China, we have determined not to offer any services in this area at this time. However, as 3G or other standards develop in China, we may determine in the future to enter this or other markets. In Indonesia, we have commenced offering 3G services although we have limited experience offering these types of services. Because of our limited experience commercially offering such services, we may not be able to offer services which are attractive to 3G users in Indonesia in a timely manner or at all. Our inability to successfully capture opportunities in the 3G market could materially and adversely affect our operating results.

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
Although telecom value-added services are subject to general regulations regarding telecommunication services, we believe that currently, there are few Chinese laws at the national level specifically explicitly governing telecom value-added services, such as our services related to SMS, MMS, WAP and audio-related services. Many providers of telecom value-added services have obtained various value-added telecommunication services licenses. Although Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu have obtained inter-provincial value-added telecommunication services licenses issued by MIIT or its local counterpart, we cannot be certain that other local or national value-added telecommunication services license requirements will not be imposed or will not conflict with each other or that any given license will be deemed sufficient by the relevant governmental authorities for the provision of this category of service. It is also possible that new national legislation might be adopted to regulate such services.

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
Our affiliates, Weilan and Yuan Hang, operate internet websites in China, which are one of the channels through which our services are offered. The interpretation and application of existing Chinese laws and regulations, the stated positions of the main governing authority, MIIT, and the possibility of new laws, regulations or policy positions being adopted have created significant uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese companies with internet operations including those of our company. In particular, MIIT has stated that the activities of internet content providers are subject to regulation by various Chinese government authorities, depending on the specific activities conducted by the internet content provider.
On July 13, 2006, MIIT issued a notice with the purpose of increasing the regulation of foreign investment in and operations of telecom value-added services which includes internet and telecommunications businesses in China. The regulations require Chinese entities (or shareholders of such Chinese entities) to own and control the internet domain names and registered trademarks, and to have servers and other equipment used to host and operate websites and conduct business. The ownership requirements functionally limit foreign direct and indirect ownership and control of the intellectual property of these businesses even when attempted through various parallel control, licensing, use and management agreements. It is unclear whether these regulations will be strictly enforced or be reiterated by the government in future. The government has provided that the new regulations apply retroactively and requests that value-added services operators self-audit under these regulations and hold themselves accountable to MIIT local offices. Failure to comply may cause MIIT to terminate a telecommunications license or otherwise modify existing agreements or require the disposition of the assets by the foreign entity. Any anticipated foreign investment in such businesses will be subject to prior approval by MIIT, and it is expected that approval for investment may not be easily obtained for foreign investment in these businesses unless in strict compliance with the requirements of MIIT. We cannot be certain that the commercial internet content provider license issued by the local Shanghai Municipal Telecommunications Administration Bureau and held by Weilan or any value-added telecommunication license held by Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu will satisfy these requirements. Our failure to comply with applicable Chinese internet regulations could subject us to severe penalties as noted in the prior risk factor.

RISKS RELATED TO DOING BUSINESS IN CHINA
A slowdown in the Chinese economy may reduce our growth and profitability.
The growth of the Chinese economy has been uneven across geographic regions and economic sectors, and the Chinese government has recently implemented various measures to slow economic growth in order to limit inflation. The Chinese economy overall affects our profitability as spending on telecom value-added services may decrease due to slowing domestic demand. More specifically, increased penetration of telecom value-added services in the less economically developed central and western provinces of China will depend on potential customers in those provinces achieving certain income levels so that mobile handsets and related services become affordable to a significant portion of the population.
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
Certain of our subsidiaries and affiliated Chinese entities enjoy tax exemptions and reduced tax rates, which increase our net income. See Item 5. “Operating and Financial Review and Prospects — Taxation.” The new PRC Enterprise Income Tax law, or the new EIT law, which became effective on January 1, 2008, generally provides grandfather treatment for companies entitled to preferential tax exemptions granted prior to such effective date but requires annual assessment for exemptions previously granted to high and new technology enterprises. Three of our affiliated entities, namely Yuan Hang, Cosmos and Beijing Ojava, passed their respective assessments as high and new technology enterprises for 2008 and continued to be entitled to preferential tax treatments for three years from 2008 to 2010. Another affiliated entity, Huitong, passed its assessment as a high and new technology enterprise for 2009 and continues to be entitled to preferential tax treatment for three years from 2009 to 2011. The high and new technology enterprise status is valid for a period of three years from the date of issuance of the certificate and is subject to an annual self-review process whereby a form is submitted to relevant tax authority for approval to use a preferential income tax rate. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a “high and new technology enterprise,” such status will be terminated from the year of such change. Huitong and Yuan Hang will re-apply to be considered a high and new technology enterprise at the end of their respective three–year terms, and we expect that Cosmos and Beijing Ojava will not re-apply for such status. One of our affiliated entities, Lian Fei, did not qualify as a high and new technology enterprise in 2008 to 2010 and therefore, was not entitled to preferential tax treatment in those years. Our future results could be materially and adversely affected if we are not able to maintain similar preferential tax treatment.
The new EIT law provides that enterprises incorporated inside or outside of China with a “de facto management body” in China are considered “resident enterprises” and will be subject to the uniform 25% enterprise income tax rate on their global income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting and properties of the enterprise. On April 22, 2009, the PRC State Administration of Taxation further issued a notice entitled “Notice Regarding Recognizing Offshore-Established Enterprises Controlled by PRC Shareholders as Resident Enterprises Based on Their De Facto Management Body.” Under this notice, a foreign company controlled by a PRC company or a group of PRC companies shall be deemed as a PRC resident enterprise if (i) the senior management and the core management departments in charge of its daily operations mainly function in the PRC; (ii) its financial decisions and human resource decisions are subject to decisions or approvals of persons or institutions in the PRC; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the directors or senior management personnel with voting rights reside in the PRC. Although our company is not controlled by any PRC company or a group of PRC companies, we cannot assure you that we will not be deemed to be a “resident enterprise” of the PRC under the notice mentioned above or the new EIT law and thus not be subject to PRC enterprise income tax on our global income.

In addition, under the implementation rules of the new EIT law, dividends paid to “non-resident enterprises” by “resident enterprises” on profits earned after January 1, 2008 are regarded as income from “sources within the PRC” and therefore subject to a 10.0% withholding income tax, while dividends on profits earned before January 1, 2008 are not subject to the withholding income tax. A lower withholding income tax rate of 5.0% is applied if the “non-resident enterprises” are registered in Hong Kong or other jurisdictions that have a favorable tax treaty arrangement with China. Nevertheless, the PRC State Administration of Taxation promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant tax treaty benefits. It is unclear at this early stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. It is possible that under Circular 601 our Hong Kong subsidiaries would not be considered to be the beneficial owners of any such dividends, and that, if such dividends are subject to withholding, such withholding rate would be 10% rather than the favorable 5% rate generally applicable under the tax treaty between mainland China and Hong Kong.
Because we may be treated as a “resident enterprise,” any dividends paid to the corporate shareholders or shareholders appearing as corporate entities on the share registers of Linktone which are considered “non-resident enterprises” may be subject to withholding income tax and the value of the investment in our shares or ADSs may be adversely and materially affected.

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
In March 2007, SAFE promulgated the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas-Listed Companies, or the Share Option Plan. According to the Share Option Plan, PRC citizens who are granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income from the sale of shares or dividends distributed by the overseas listed company may be converted into Renminbi or transferred to the employees’ individual foreign exchange savings account after such foreign exchange income is remitted into China. In addition, the overseas listed company or its PRC subsidiary or other qualified PRC agent is required to appoint an asset manager or administrator, appoint a custodian bank and open dedicated foreign currency accounts to handle transactions relating to the share option scheme or other share incentive plan. We and our PRC citizen employees who have been and will be granted share options, or PRC option holders, are subject to these rules. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions.
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
A renewed outbreak of SARS or another widespread public health problem in China, where substantially all of our revenue is derived, in Shanghai, where our principal executive offices are located, and in Beijing, where our principal branch office is located, could have a negative effect on our operations. In addition, there has been confirmed human cases of avian influenza in PRC, Vietnam, Iraq, Thailand, Indonesia, Turkey and Cambodia and swine influenza in PRC, Japan, Korea and other countries which have proven fatal in some instances. If such an outbreak or any other similar epidemic were to spread in China, where most of our operations are located, it may adversely affect our business and operating results.

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
Chinese regulations relating to foreign exchange and acquisitions of Chinese companies by foreign entities may limit our ability to acquire Chinese companies and adversely affect the implementation of our acquisition strategy as well as our business and business prospects.
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
On August 8, 2006, six PRC regulatory agencies, namely, MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or CSRC, and the PRC State Administration of Foreign Exchange, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended in June 2009. The M&A Rules established, among other things, additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance when a foreign investor acquires equity or assets of a PRC domestic enterprise. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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
The value of our ordinary shares and ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. From 1994 to July 21, 2005, the conversion of Renminbi into foreign currencies, including U.S. dollars, was based on exchange rates published by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign exchange market rates in China and current exchange rates on the world financial markets. During that period, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the Renminbi was revalued and allowed to fluctuate by reference to a basket of foreign currencies, including the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a band against a basket of foreign currencies. As a result, as of December 31, 2010, the Renminbi has appreciated significantly against the U.S. dollar since July 2005. There remains significant international pressure on the PRC government to adopt a substantially more liberalized currency policy, which could result in a further and more significant appreciation in the value of Renminbi against the U.S. dollar. Further revaluations of Renminbi against the U.S. dollar may also occur. It is difficult to predict how long the current situation may last and when and how the Renminbi exchange rates may change going forward. Our business and the price of our ordinary shares and ADSs could be negatively affected by a revaluation of the Renminbi against the U.S. dollar or by other fluctuations in prevailing Renminbi-U.S. dollar exchange rates. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position and the price of our ordinary shares and ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

As we are a Cayman Islands company, you may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited.
Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (as amended) of the Cayman Islands (the “Companies Law”) and the common law of the Cayman Islands. The rights of our shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities law as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in the federal court of the United States.
In addition, most of our directors and officers are nationals and residents of countries other than the United States. Substantially all of our assets and a substantial portion of the assets of these persons are located outside the United States.
The Cayman Islands courts are also unlikely:
•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and
•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.
A final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar fiscal or revenue obligations and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.
As a result of all of the above, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a public company incorporated in a jurisdiction in the United States.
In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. As a result, our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.

Item 4.	Information on the Company
A. History and Development of the Company
We commenced operations as a business division of Intrinsic China Technology Ltd., which was incorporated in the Cayman Islands in November 1999. Intrinsic China Technology focused primarily on developing wireless data software and telecom value-added services. In April 2001, our affiliated business division which focused on wireless data software was spun-off to form a newly established holding company in the Cayman Islands, Intrinsic Technology (Holdings) Ltd., and our company was renamed Linktone Ltd. We are incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Law. Our registered office is located at M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our principal executive offices are located at Unit C-D, 10F Long Life Building, 1566 West Yan An Road, Shanghai 200052, People’s Republic of China. Our telephone number is 86-21-5305-5656.
For more information on the history and development of our company, see Item 5. “Operating and Financial Review and Prospects — Our Corporate Structure” and “Operating and Financial Review and Prospects — Arrangements with Consolidated Affiliates.”
The following diagram shows the current organizational structure of our principal subsidiaries and affiliated Chinese entities as of April 30, 2011:

Note 1	75% subsidiary owned by Linktone International Limited (50% acquired in March 2010 and 25% acquired in June 2010)

Note 2	51% subsidiary owned by Linktone International Limited (acquired in June 2010). 39% is owned by MIMEL and 10% by MNC

Note 3	Shenzhen Yuan Hang Technology Co., Ltd.

Note 4	Beijing Xian Feng Li Liang Media Co., Ltd.

Note 5
Shanghai Weilan Computer Co., Ltd., Shanghai Unilink Company Ltd., Beijing Cosmos Digital Technology Co., Ltd., Hainan Zhong Tong Computer Network Communication Technology Co., Ltd, Beijing Lian Fei Wireless Communication Technology Co., Ltd., Shanghai Qimingxing E-commerce Co., Ltd., Beijing Ojava Wireless Information Technology Co., Ltd. and Beijing Lianyu Interactive Technology Development Co., Ltd.

Note 6	100% owned by PRC individuals: Shanghai Lang Yi Advertising Co., Ltd.

Note 7	50.01% subsidiary owned by VIE, Shanghai Weilan Computer Co.,Ltd.: Letang Game Limited (acquired in January 2010)

Note 8	60% owned by VIE, Shanghai Weilan Computer Co. Ltd., and 40% owned by VIE, Beijing Lian Fei Wireless Communication Technology Co. Ltd.: Zhong Qing Wei Lian Cultural Communication Co. Ltd.

Note 9	50% owned by VIE, Shanghai Unilink Company Ltd., and 50% owned by VIE, Shanghai Qimingxing E-commerce Co. Ltd.: Shanghai Ling Yu Culture and Communication Co. Ltd.

Note 10	100% owned by InnoForm Media Pte. Ltd. (acquired remaining 49% in July 2010)

Note 11	100% owned by InnoForm Media Pte. Ltd. (acquired in September 2010)

Represents equity interest

Represents contractual arrangements between the parties

In March 2004, we completed the initial public offering of our ADSs, representing our ordinary shares, and listed those securities on the NASDAQ National Market (now the NASDAQ Global Market).
In April 2008, MNC, through MNC International Limited, or MIL, completed a strategic investment in us and acquired approximately 57.1% of our total outstanding ordinary shares using a combination of a tender offer for existing ADSs and ordinary shares and a subscription for newly-issued ordinary shares. MNC is the largest and only integrated media company in Indonesia, engaging in content production and distribution and operating nationwide free-to-air television networks, 24-hour program television channels, newspapers, tabloids, radio networks and online media. Following this strategic investment, a majority of our board of directors has been comprised of MNC’s nominees. As a result, our business strategies and developments are subject to substantial influence of MNC. In May 2010, MNC through MIL acquired an additional 500,000 ADSs from a third party through a privately negotiated transaction. After this acquisition, MNC holds approximately 58.2% of our total outstanding ordinary shares.
In January 2011, our board of directors approved the appointment of Billy Hsieh as our independent director and member of the audit committee, effective as of February 1, 2011 (replacing Thomas Hubbs who resigned from our board of directors at the same time for personal reasons), and the appointment of Peck Joo Tan as our chief financial officer, effective as of March 1, 2011 (replacing our prior chief financial officer, Colin Sung). Peck Joo Tan was appointed as our director in December 2010.
Our total capital expenditures (all of which related to continuing operations) for 2008, 2009 and 2010 were $0.3 million, $0.1 million and $0.6 million, respectively, primarily consisting of the purchase of computer and office equipment and leasehold improvements. We anticipate that we will have capital expenditures in the next 12 months of approximately $0.5 million for software and technology infrastructure products in connection with our normal maintenance and upgrading routines.
B. Business Overview
TELECOMMUNICATION VALUE-ADDED BUSINESS
We provide entertainment-oriented telecom value-added services and content to mobile users over the 2G and 2.5G mobile telecommunications networks in China and Indonesia, as well as the 3G mobile telecommunications network in Indonesia. We specialize in the development, aggregation, marketing and distribution of user wireless content and applications for access by China’s 842 million and Indonesia’s 195 million mobile phone users (as estimated at the end of 2010), primarily through three mobile network operators in China — China Mobile, China Unicom and China Telecom — and nine mobile network operators in Indonesia — PT Telekomunikasi Selular, or Telkomsel, PT Indosat Tbk, or Indosat, PT XL Axiata Tbk, or XL, PT Telekomunikasi Indonesia Tbk, PT Bakrie Telecom, PT Hutchison CP Telecommunication, PT Sampoerna Telekomunikasi Indonesia, PT Natrindo Telepon Seluler and PT Mobile-8 Telecom. We also provide certain audio-related services over the fixed and mobile line telecom networks in China and Indonesia.
Our 2G SMS-based services include ringtones, icons and screen savers, interactive SMS messaging in certain television programs, adventure, action, trivia and fortune-telling games, lunar and Western horoscopes, jokes, fan clubs and event-driven or entertainment news updates.

We also offer 2.5G services, which include MMS, such as animated cartoons and screensavers, comic strips, magazine-style “mobile articles” on a variety of topics and event-driven news updates. In addition, our 2.5G, offerings include WAP services, such as WAP-based ringtones, screensavers, games and dating services, and advanced JavaTM games, or Java games. We refer to our SMS, MMS, WAP and JavaTM services as “data-related services” in this annual report. We are also launching 3G services in Indonesia, including services such as e-paper/e-reading, streaming services such as video-on-demand (VOD) on tablet devices and smart TVs, and also radio streaming on mobile applications.
In addition, we offer audio-related services such as “color ring-back tones,” or “CRBT” which replaces the common “ring-ring” sound heard by callers with high quality music and sound effects, and IVR services, which allow users to listen to songs, jokes, stories and coverage of major events. Users can send such audio content, along with personal messages, to the mobile phones of their friends or others.
Our current 2G and 2.5G services are as follows:

Technologies		Type of User Service and Content

Data-related Services

SMS (2G)	• Monophonic and Polyphonic Ringtones • Icons and Screen Savers • Endless Battle Space Game • Mobile Pet • Crystal Ball Fortune Telling Game	• SMS Interactive Television Messaging • SMS Call TV Quiz • SMS Info • SMS Quiz • SMS Polling • SMS Survey • SMS Opinion • SMS Auction	• Horoscopes • Shio • Feng Shui • Luck Tips • Jokes • Fan Clubs • Event-driven or Entertainment News

MMS/WAP/JavaTM (2.5G)	• Customizable Monophonic and Polyphonic Ringtones • Color and Animated Icons and Screen Savers	• JavaTM-based Action, Role-Playing and Adventure Games • WAP-based Card Games and Games of Chance • Television Station WAP • Newspaper/Tabloid/Magazine Mobile Application Version

Technologies		Type of User Service and Content

Audio-related Services	• CRBT	• Music • Sound Effects
	• IVR Services	• Music • Jokes • Stories • Chat Services • Mobile Novels • Mobile Blogs • Gossip • Lifestyle Advice
Our services and content can be purchased on a monthly subscription or per use basis in China, except for CRBT audio-related services from which we derive our revenue on a per content download basis while the operator collects a monthly network service fee. In Indonesia, our services and content can be purchased on a daily subscription or per use basis, except for CRBT can be purchased on a daily, weekly or monthly basis.
DATA-RELATED SERVICES
SMS
Ringtones, Icons and Screen Savers. Our ringtone, icon and screen saver downloads enable mobile phone users to customize the ringtone of their phones and the image which appears on the phone screens.
We offer over 5,000 and 140 ringtones which have been tailor-made for the Chinese and Indonesian markets, respectively with monophonic as well as polyphonic (which sounds more like real music than the traditional electronic ringing sounds of mobile phones) capabilities. We also offer more than 10,000 icons and screen savers in China and 340 icons and screen savers in Indonesia. These icons and screen savers range in complexity from simple black-and-white images and monochrome color to full color images.
Games. We collaborate with game developers, including Letang, to offer casual, role-playing, action, shooting and racing games to users of mobile devices in China and Indonesia.
TV Quizzes and Polling. In Indonesia, we support MNC’s television shows to allow viewers the chance to win prizes by using their mobile phones to send an SMS during the program. A drawing occurs at the end of the program where a person is chosen at random and contacted. If this person can correctly answer the question asked, he or she wins a prize. We also provide SMS services where users can provide answers to a variety of questions or polls. For example, users can use the SMS service to vote for the contestant they think should win televised talent contests.
Auction. In Indonesia, we offer users a chance to win prizes by joining our SMS Auction Program. During the program, users can bid for a variety of prizes, with the highest bid winning the prize.

MMS/WAP/JavaTM
Ringtones, Icons and Screen Savers. Our next generation MMS and WAP ringtones allow users to create their own customized ringtones. We also offer more than 8,000 MMS and WAP color images and color animations.
Games. We offer games based on the JavaTM and BrewTM programming languages which offer an effective way to create sophisticated 2.5G games. Currently we have about 100 Java games available on China Mobile’s mobile network, including fantasy and adventure games such as Category 3 Mission in the Supernatural World, Monkey King Westward Journey, The Goddess Dancer and Qijue Maken. We also offer WAP-based card games and games of chance such as blackjack, poker and mahjong, as well as WAP-based versions of our SMS games described above.
News and Entertainment Downloads. Our users can download a variety of event-driven MMS news and entertainment downloads in China and Indonesia. In Indonesia we cooperate with PT Huawei Tech Investment to provide mobile newspapers using MMS though the network operators Telkomsel, XL and Indosat.
WAP. We offer WAP versions of jokes, news, fan clubs, horoscope services and TV stations.
Mobile Applications. We provide mobile applications, such as BlackBerry applications, to extend print content from newspapers, tabloids and magazines into mobile channels using WAP in China and Indonesia.
3G Services
We are also launching 3G services in Indonesia, including services such as e-paper/e-reading, streaming services such as video-on-demand (VOD) on tablet devices and smart TVs, and also radio streaming on mobile applications and WAP. We are also working with members of the MNC Group to offer newspaper and magazine content via 2.5G and 3G networks and music via mobile devices in Indonesia.
AUDIO-RELATED SERVICES
CRBTs. CRBT allows a mobile phone user to customize the sound callers hear when the user’s phone is ringing. We supply a variety of pre-recorded messages from celebrities, sound effects (such as sirens), and a wide range of popular music.
Voice Entertainment Services. We provide IVR services, which allow users to send songs, jokes and stories with personal messages to their mobile phones or to the mobile phones of their friends or others. Our IVR services cover such topics as automobiles, jokes, sports, games and Chinese comedies.
MOBILE GAMES
Our acquisition of a majority interest in Letang in January 2010 strengthened our mobile games portfolio and development capabilities. Letang develops games for mobile phone users which can be accessed through the operators’ networks or embedded in the user’s mobile handset by the handset manufacturer. As of December 31, 2010, Letang had 104 internally developed downloadable mobile games that can be played on the major global mobile phone operating systems and platforms including Flash, Symbian, Java, MTK, Android, BlackBerry and iPhone.
With the build-out of 3G networks which enable real time interactivity and improved data services, we believe mobile online games, which allow users to play internet-based games via their mobile phones, will become popular among mobile phone users in the next several years. Letang launched its first multiplayer online role playing game, MengHuanFengShen, in May 2010 and a second game, XianMoShiJie, in July 2011.
Letang either sells the right to use its games to the mobile game operator for a fixed period or an indefinite period of time or enters into a revenue-sharing arrangement with the mobile operator. We currently have licenses or have purchased the right to use a range of games developed by Letang.

PC GAMES
We, through our affiliated entity, Yuan Hang, offer online casual multi-player games such as billiards, card games and mahjong, which can be played on personal computers, or PCs. PC games are easier to play than typical multi-player online role-playing games and can be played to a conclusion within a short period of time. The basic version of most games are available free-of-charge, and we sell virtual game enhancements, such as options for changing the appearance of the game-play or advanced tools, which players can use in the game, utilizing our prepaid point system. As of December 31, 2010, we had 83 PC games.
MEDIA CONTENT — VIDEO AND AUDIO DISTRIBUTION AND RELATED SERVICES
InnoForm, which is 75% owned by our company and 12.5% owned by MNC (through MIMEL), primarily distributes and sells home entertainment products (VCDs/DVDs/Blu-ray discs) and video-on-demand to consumers in Singapore, Malaysia and Indonesia. InnoForm also engages in theatrical distribution of movies, karaoke video licensing, karaoke system rental and providing a karaoke-on-demand channel on Pay TV platforms. InnoForm has wholly owned subsidiaries in Malaysia and Hong Kong, as well as a representative office in Vietnam.
Home Entertainment
InnoForm’s home entertainment products include feature films and television series from Hollywood, feature films and television series from Asia, as well as documentaries and educational movies, videos and pre-school edutainment and animation series for children.
Singapore
•
Warner Home Video and Twentieth Century Fox - InnoForm has exclusive licenses from Warner Home Video and Twentieth Century Fox for sale and distribution of certain of their content. InnoForm pays a minimum guaranteed amount as well as a royalty based on sales revenue earned after it has recouped a minimum guaranteed amount. The current licensing contracts with Warner Home Video and Twentieth Century Fox will expire in December 2011 and May 2012, respectively.

•
Theatrical Exhibitors - InnoForm has video output arrangements with theatrical exhibitors such as Shaw Renters (Singapore) Pte Ltd and Golden Village Pictures Pte Ltd which grant a sub-license to InnoForm to sell and distribute in Singapore for a period of time the videos of certain movies that these theatrical exhibitors screen in cinemas. The current agreement with Golden Village will expire in December 2012. The agreement with Shaw Renters is on a per title basis and is for three years after the release date of the particular movie for which InnoForm receives the sub-license.

Malaysia
•
In Malaysia, InnoForm contracts with smaller, independent studios for a sub-license to sell and distribute in Malaysia videos of certain Western films, Asian and local featured films, pre-school edutainment and animation series for children.

Hong Kong
•	In Hong Kong, InnoForm sub-licenses from movie distributors for the right to sell and distribute in Hong Kong videos for children’s edutainment, animation series and documentary titles.
Vietnam
•	In Vietnam, InnoForm has exclusive licenses to distribute VCD/DVD/Blu-ray discs through a local agent from three Hollywood studios.
VOD
For movies and other content for which InnoForm has been licensed the video-on-demand rights, InnoForm licenses such content either to Pay-TV channel providers, such as Star TV and Mei Ya, or to the video-on-demand service of Starhub Ltd., a Singapore cable TV network operator. InnoForm also sells content owned by MNC either on a per-program or entire channel basis to Free TV and cable/satellite TV and Internet Protocol Television (IPTV) operators in Singapore and Malaysia.
Music
Through wholly owned subsidiaries in Singapore, InnoForm licenses karaoke music videos and provides karaoke systems through rental. In Singapore, InnoForm acts as an authorized collecting agent for major international and regional record labels. InnoForm collects a fixed percentage of the reproduction license fees for karaoke music videos on the karaoke-on-demand systems used in night clubs, KTV lounges, pubs, bars/lounges, private clubs and recreational clubs.
In addition, Starhub Ltd operates a karaoke-on-demand channel on a revenue sharing basis with InnoForm, Starhub and participating record labels. Starhub’s existing subscribers may elect access to this channel either through a monthly subscription or a day-pass. Starhub keeps a certain fixed percentage of the total revenue as the carrier of this channel, InnoForm collects a fixed percentage as an aggregator, and the balance is apportioned to participating record labels according to the frequency of their songs being requested by Starhub subscribers.
Cinemas/Films
From time to time, InnoForm also acts as a film distributor and secures distribution rights for certain films on specified platforms, which could include theatrical, video, Free TV, internet or wireless.
REVENUE
China is the principal market in which we compete. As described above, our revenue is primarily comprised of data-related services (SMS and 2.5G services including MMS, WAP and Java games), audio-related services including CRBT, IVR services, mobile games and PC games, as well as media content following our acquisition of a majority interest in InnoForm in 2010. Gross revenue for the years ended December 31, 2008, 2009 and 2010 are as follows:

	Year ended December 31,
	2008	2009	2010
	$m	$m	$m
Data-related services
China	33.6	34.0	35.7
Indonesia	—	—	1.8

	33.6	34.0	37.5

Audio-related services
China	28.1	26.0	18.7
Indonesia	—	—	—

	28.1	26.0	18.7
Media content	—	—	12.2
Mobile games	—	—	2.0
PC games	2.0	1.1	1.3
Others	3.3	1.1	—

Total revenue	67.0	62.2	71.7

Cross-Media Advertising Business
Our exclusive advertising arrangements with QTV and TJSTV were terminated in 2008, and our revenues from the related advertising services provided by us are reported in our financial statements as discontinued operations for both current and prior years. We incurred a total net loss from discontinued operations of approximately $20.8 million in 2008. We incurred a net gain of $0.6 million and $0.3 million in 2009 and 2010, respectively from discontinued operations due to a reversal of certain provisions for doubtful accounts receivable as cash was subsequently collected from customers and a lower amount of payables were finalized with suppliers.
OPERATOR SERVICE AGREEMENTS
China
Following the restructuring of the telecom industry in China, which was completed in 2010, China Mobile, China Unicom and China Telecom became the only telecom operators in China. Given their market presence, our negotiating leverage with these operators is limited, and our business is dependent on maintaining our relationships with them. See Item 3.D. “Risk Factors — Risks Related to Our Business in China — We depend on the principal mobile and fixed line telecommunication network operators in China for delivery of our telecom value-added services, and the termination or alteration of our various contracts with any of them or their provincial or local affiliates could materially and adversely impact our business.” Our affiliates, Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu, have entered into service agreements with the national and some provincial and local offices of the operators to offer our various services through their networks. For 2008, 2009 and 2010, we derived approximately 73.1%, 74.4% and 52.4%, respectively, of our gross revenue from China Mobile.
Indonesia
Our value-added business in Indonesia primarily depends on the three biggest operators, Telkomsel, Indosat and XL, which together have approximately 90% of the telecom market. In 2010, almost 70% of our revenue generated in that market came from sales of services to Telkomsel’s customers. For the provision of VAS in Indonesia, we have entered into agreements with MNC and its affiliate, Infokom, under which we are authorized to offer our services using short codes owned by those companies. In turn, MNC and Infokom have direct contractual arrangements with the Indonesian telecom operators. After we provide services to users, the telecom operators pay the related revenue, net of their fees, to MNC and Infokom who then pay such amount to our subsidiary, PT Linktone (after deduction of Infokom’s fee for use of its short codes, which equals 10% of the net revenue paid by the telecom operators).
We rely heavily on maintaining good relationships with the telecom operators because their promotion channels are the most effective means for us to promote our services. In order to do business with us, the telecom operators may require exclusivity from us or require that we promote such operator until revenue reaches a certain level per day before they give promotion support on their channel.
Service Fee Arrangements and Network Fees
The following is a summary of the material features of our contractual relationships with the operators in China and the contractual relationships between MNC and Infokom and the Indonesian operators, and is not an exhaustive description.

Service Fee Arrangements. In China, China Mobile’s provincial operators charge us a service fee equal to 15.0% of the gross revenue from our SMS, MMS and Java game services (except for Sichuan province which began to separately charge 30.0% in 2011 with the remainder paid to us). We currently pay a service fee equal to 30.0%, 18.0% and 21.0% of the gross revenue from our IVR, CRBT and WAP services, respectively, offered through China Mobile’s network. China Unicom and China Telecom have implemented a sliding scale fee arrangement whereby we receive a range of 43.0% to 85.0% and 51.0% to 85.0%, respectively, of the gross revenue depending on customer usage, revenue and other performance criteria. In 2010, we received on average approximately 83.0%, 75.0% and 53.0%, respectively, of the gross revenue, with China Mobile, China Unicom and China Telecom receiving the remaining 17.0%, 25.0% and 47.0%, respectively. If a user does not pay the applicable fees for our services to China Mobile, China Unicom and China Telecom, the operators usually will not pay us for those services. In addition, the operators, through most of their provincial and local offices, charge us service fees and network fees even if a customer defaults in payment to the operators for our services.
In Indonesia, content providers and operators operate on a revenue sharing basis for fees. There are three classes for allocations of revenue sharing between a content provider and telecom operator, including for providing services such as SMS, WAP and others. In Class A, if the content provider attains a minimum telecom revenue of 100 million Indonesian rupiah (US$11,122 based on a middle exchange rate of US$1: 8,991 rupiah, as reported by Bank of Indonesia on December 31, 2010) per month, then the share is 40% for the telecom operator and 60% for the content provider. In Class B if the content provider attains a minimum telecom revenue of 50-100 million Indonesian rupiah (US$5,561 — US$11,122) per month, then the share is 50% for the telecom operator and 50% for the content provider. In Class C, if the content provider attains a telecom revenue of less than 50 million Indonesian rupiah (US$5,561) per month, then the share is 60% for the telecom operator and 40% for the content provider. The telecom operators test the revenue targets reached by the content provider every six months and adjust the class if appropriate. Through MNC and Infokom, we have a Class A revenue sharing basis for fees with each of Telkomsel, Indosat and XL.
Network Fees. To the extent that the number of messages sent by us over China Mobile’s network exceeds the number of messages our customers send to us, we must also pay a per message network fee. China Mobile applies a sliding scale charge arrangement at a range of RMB0.05 ($0.007) to RMB0.08 ($0.012) and RMB0.15 ($0.02) to RMB0.2 ($0.03) per message network fee for SMS and MMS, respectively. Similarly, we pay China Unicom and its provincial affiliates a per message network fee of RMB0.05 ($0.007), to the extent the messages we send exceed the number of messages sent to us by our customers. China Telecom charges RMB0.05 ($0.007) per message network fee.
We do not collect fees for our services from the operators in a number of circumstances, including if:
•
the delivery of our service to a customer is prevented because his or her mobile phone is turned off for an extended period of time, the customer’s prepaid phone card has run out or the customer has ceased to be a customer of the applicable operator,

•	the operators experience technical problems with its network which prevent delivery of our services to the customer,

•	we experience technical problems with our technology platform that prevent delivery of our services,

•	the customer refuses to pay for our service due to quality or other problems, or

•	the customer is being quarantined by the telecom operator for some reason.
These are known as billing and transmission failures. We do not recognize revenue for our services which are deemed to be billing and transmission failures.

Term and Termination and Other Material Provisions
The term of our contracts with the operators in China is generally one to two years, while in Indonesia it is generally one year with automatic renewal. In China, we usually renew these contracts or enter into new ones when the prior contracts expire, but on occasion, the renewal or new contract can be delayed by periods of one month or more. In Indonesia, we depend on MNC and Infokom to renew their contracts with the Indonesian operators. The agreements can also be terminated in advance for a variety of reasons which vary among the individual contracts with the operators, including, for example, where we breach our obligations under the contract, a high number of customer complaints are made about our services or we cannot satisfy the operational or financial performance criteria established by the applicable operator. Several of our contracts with the operators can be terminated for no reason upon advance written notice.
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
CONTENT RELATIONSHIPS
Data-related Services
Our content collaborators authorize the inclusion of their content in one or more of our services in return for a royalty or fee on a per-download basis, which we pay directly to the provider. These arrangements are usually non-exclusive except for our arrangement with Letang which is exclusive. Our agreements with our content collaborators have terms ranging from six months to four years. In addition, some agreements can be renewed by the parties for additional successive terms indefinitely. Our significant content collaborators in China and Indonesia currently include:
•	SMS, MMS, WAP & Java
China
•
We have exclusive licenses from Letang to use some of its games in our services where we pay Letang a percentage of the revenue received for each game. For certain games, we buy the copyrights of these games outright and pay a fixed fee for each copyright.

Indonesia
•
Letang — We also have exclusive licenses from Letang to use its games in our services in Indonesia where we pay a fixed fee for each copyright. For other games, we pay Letang a percentage of the revenue received for each game.

•
Television Stations — We cooperate with three television stations within the MNC Group — RCTI, MNC TV and Global TV — in order to make their content available to mobile users. We also provide SMS services, such as SMS polling for their entertainment programs. We pay them a percentage of the revenues generated by such services.

•
Print Media (Newspaper/Tabloid/Magazine) — We cooperate with two print media companies within the MNC Group. Pursuant to this cooperation, we support their self-branded mobile applications which allow users to access newspaper and magazine content via mobile phones and other mobile devices such as BlackBerry. We also enable digital access to their content using e-paper/e-reader services embedded on tablet devices. We pay them a percentage of the revenues generated by such services.

•
Online Media — We have a partnership with OkeZone, a news and entertainment online media provider within the MNC Group. We cooperate with them to supply news and entertainment content through SMS channels. We pay OkeZone a percentage of the revenues generated by such services.

•
Talent Management — We cooperate with Star Media Nusantara, a company within the MNC Group, to provide SMS communities for particular artists and talents. These communities offer information and tips, photos and video from the particular artists for their fans. We pay such companies a percentage of the revenues generated by such services.

•
Individual Partners — We have arrangements with several individuals who provide us with content such as fortunetelling, love tips, and religious content. We pay such partners a percentage of the revenue generated from such services.

Audio-related Services
•	CRBT
China
•
Ocean Butterfly — We are a non-exclusive provider of Ocean Butterfly’s catalog of music for CRBT services. We pay Ocean Butterfly a minimum guaranteed amount as well as a percentage of the profit we earn with respect to the related services after we have recouped the minimum guaranteed amount. Our agreement with Ocean Butterfly expired in June 2011, and we are currently negotiating with them regarding renewal.

•
Universal Music — We have a non-exclusive license from Universal Music through its local registered company in Beijing to provide a catalog of 30 songs via CRBT tones. Under the agreement, we pay Universal Music a lump sum amount to use these songs for a period of two years. The term of our agreement with Universal Music will expire in October 2011.

•
Beijing Le Hai Sheng Shi — We have a non-exclusive license from Beijing Le Hai Sheng Shi to provide a catalog of 100 songs via CRBT tones. Under the agreement, we pay a lump sum amount to use these songs for a period of two years. Our agreement with Beijing Le Hai Sheng Shi will expire in October 2011.

•
Beijing Ding Le Sheng Shi —We have a non-exclusive license from Beijing Ding Le Sheng Shi to provide a catalog of 145 songs for WAP, MMS, SMS, CRBT and IVR services. Under the agreement, we pay a lump sum amount to use these songs for a period of two years. Our agreement with Beijing Ding Le Sheng Shi will expire in January 2012.

Indonesia
•
We enter into programs and partnerships with various producers, including Sony Music, Musica and Universal, in order to sell CRBT tones exclusively for certain songs, discographies and artist pictures. Our arrangements with these producers vary and can be either on a per project or per artist basis or under one year contracts with automatic renewals.

•	IVR
China
•	Our IVR products are developed in-house, with a small percentage being outsourced only in the final stage of development.
•
Sing Sung — We have an agreement with Beijing SingSung Media Technology Co., Ltd., the producer of several radio programs, to provide telecom value-added services during the airing of these programs. Under the agreement, we are obligated to pay a deposit amount as well as a percentage of the revenue we receive with respect to the related services after we have recouped the deposit amount. Our agreement with SingSung expired in December 2010, and we are in the process of renewing this agreement.

Media Content
InnoForm’s agreements with content collaborators have terms ranging from three months to four years. Upon expiration of an agreement, we usually renew the existing contract or enter into a new contract. The agreements may also be terminated prior to the end of the term or before the agreement is implemented for a variety of reasons which vary among the individual contracts with the content collaborators. For example, several of our contracts may be terminated if our content is found to be unfit for consumption by the relevant regulators or censure board or we breach our obligations under the terms and conditions stipulated in the agreements.
Generally, our contracts with content collaborators involve minimum guarantees which are payable in advance or quarterly, half-yearly or annually depending on the contract.
We have exclusive agreements with the following content collaborators for video in Singapore: Warner Home Video Inc, Twentieth Century Fox, Golden Village Pictures Pte Ltd, and Shaw Renters (Singapore) Pte Ltd.
We have exclusive agreements with the following content collaborators for the reproduction of karaoke music videos on karaoke systems in Singapore: Asia Muse, EMI, Forward Music, Gold Typhoon, HIM, Ocean Butterflies, Rock Records, Sony Music, Universal Music, Warner, Xiang Cheng.
We also have a non-exclusive revenue sharing arrangement with Starhub for a karaoke-on-demand channel in Singapore.

SALES AND MARKETING
Telecommunication Value-added Business
We sell and market our services and content principally to and through the operators as described below under “— Operator Channels.” We also sell and market through our websites, promotional events, direct marketing, media advertising, handset embedding and other activities as described below under “— Non-Operator Channels.”
Operator Channels
General. Our telecom value-added services are provided through the operators’ networks, and the operators collect all fees for our services from the ultimate users.
China. As of December 31, 2010, we had approximately 46 sales professionals located in 27 provinces covering six regions, namely northeastern, southern, eastern, northern, northwestern and southwestern China, who work closely with the operators at the provincial and local level. As of December 31, 2010, we also had four sales professionals located in Beijing who work closely with the operators at the head office level.
Indonesia. As of December 31, 2010, we had six sales professionals located in Jakarta who work closely with the operators in that market to promote our services.
Non-Operator Channels
We also focus on non-mobile operator sales and marketing activities, such as:
•	cooperating with manufacturers and designers of mobile handsets to offer our services to purchasers,
•	conducting integrated marketing campaigns with traditional media companies and multi-national corporations,
•	cooperating with radio stations with effective promotion channels to provide wireless services on music downloads, ringtones and news alerts, and
•
cooperating with television stations and other partners to provide wireless services on popular programs including interactive quizzes and news alerts, through a robust and highly scalable technology platform.

We have also entered into agreements with more than 200 mobile handset manufacturers and handset designers located in China to embed certain of our telecom value-added services into their handsets for end-users’ easy access in China and Indonesia. We pay them a percentage of the revenue received from the operators, and our agreements with them are usually non-exclusive and have a term of one to two years. In China, the measures on mobile handset embedded services implemented in January 2010 by China Mobile, China Unicom and China Telecom negatively affected our revenue and profitability from data-related services in 2010. See Item 3.D. “Risk Factors — Risks Related to Our Business in China — Changes in the policies of the operators and in their enforcement of their policies have resulted in our company having to pay additional charges to the operators and have negatively affected our revenue. Further changes could materially and adversely impact our revenue, profitability and financial condition in the future.”

Media Content
Our key distribution channels for media content are video retail stores and cinema chains. We market our video and audio distribution services and content principally through point-of-sale displays, media advertising and promotional events, such as:
•	displaying our products on stands and posters at major retail stores,
•	promoting our products to customers with popular mascots,
•	advertising our products in lifestyle magazines, motherhood magazines and newspapers,
•	bundling our products with those products from hardware suppliers and marketing creative packages, such as Blu-ray/DVD combinations, box sets and special collectors’ editions, and
•	conducting warehouse sales and fairs with major supermarket chains.
INFRASTRUCTURE AND TECHNOLOGY
We have developed a flexible and scalable platform with open and adaptive technology. Our Intelligent Application Gateway, or LT-IAG, is a unified platform supporting multiple protocols, networks and billing solutions, with high scalability, load balancing, intelligent session management and performance measurement. Through this platform, we are able to interconnect and provide all major types of 2G, 2.5G, 3G and audio-related services through the networks of the operators. It also allows us to monitor our services and their delivery to the operators’ networks on a real-time basis which allows us to optimize the efficiency of our system and quickly address any problems. The platform is equipped with an open application interface for rapid connectivity by third-party content providers and access to multiple channels for SMS, MMS, WAP and Web connectivity. LT-IAG is connected to the operators’ network on a pan-China basis.
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
In China, our websites and services are made available primarily through network servers located in the facilities of affiliates of China Mobile, China Unicom, China Telecom, 21ViaNet (China) and CNLink in Beijing. As of December 31, 2010, there were 123 such network servers, running on a Linux-based operating system and windows. We lease one dedicated line with 10 megabits per second capacity from 21ViaNet (China), two shared lines with 100 megabits per second capacity from China Unicom, one shared line with 100 megabits per second capacity from China Mobile, one shared line with 100 megabits per second capacity from China Telecom and one dedicated line with three megabits per second capacity from CNLink.
In Indonesia, our websites and services are made available primarily through network servers located in the Cyber Building Data Centre at Jakarta. We have 50 servers that run on the Linux operating system to cover SMS, WAP, database and reporting. Our network connection is directly connected into the Indonesia Internet Exchange (IIX) with 10 megabits per second for local connections. We have several types of network connections with the telecom operators, including both public and virtual private network (VPN) connections, and we also lease direct lines.

COMPETITION
China
Our competition in China is comprised of a wide range of companies. There are companies which, like Linktone, focus primarily or entirely on value-added services and offer a wide range of services. These include participants such as KongZhong, as well as smaller companies such as Zhangxun and Boxun Rongtong. These competitors are generally characterized by strong market knowledge and, in some cases, well-developed relationships with the operators on a local and national basis. They also tend to focus on entertainment-related services.
Other competitors include the major internet portal operators in China, including TOM Online Inc., which is an affiliate of internet portal operator TOM Group Limited, and publicly-listed companies such as SINA CORP. and Sohu.com Inc. The internet portals leverage their existing strength in aggregating content, marketing and cross-selling among their established internet user base to promote telecom value-added services. Each of SINA CORP., Sohu.com Inc. and TOM Online Inc. is significantly better capitalized than our company.
There are also niche service providers, such as TENCENT Inc., Enorbus Technologies and Solute Wireless, which focus primarily on a particular market segment or application, such as wireless instant messages, that often builds on a pre-existing competency in the sector.
In addition, we also face growing competition from China Mobile, China Unicom and China Telecom as they increase their offerings of telecom value-added services.
We may also face competition from companies in China which offer online and media services and are expanding to various degrees into telecom value-added services, such as Shanda Interactive Entertainment Limited, which acquired a controlling stake in and subsequently acquired the assets of one of our competitors, Hurray! Holding Co., Ltd., in 2009, and Focus Media Holding Limited, which primarily focus on internet-based games and media advertising services, respectively, but which also offer wireless games and value-added services.
International wireless companies, such as Nokia, come2us and Cybird, and international internet portal operators, such as Yahoo!, Lycos and AOL, who are or may be attempting to enter the Chinese market could also present significant competition for us. These international competitors have had only limited success, however, in penetrating the Chinese telecom value-added services market to date.
Several of our competitors have longer operating histories in China, greater name and brand recognition, larger customer bases and databases, significantly greater financial, technological and marketing resources and superior access to original content than we have. As a result, our existing competitors may in the future achieve greater market acceptance and gain additional market share. In addition, it is possible that the operators could decide to provide their own portfolio of content and services to their users themselves and deny network access to third-party service providers such as our company.

Indonesia
In Indonesia, there are more than 200 content providers that provide content and services similar to our company. For example, some competitors offer a range of mobile value-added services which are similar to our services, while others offer just a single service that competes with our products. We believe that competition in this market has been intensifying due to, among other things, the fact that growth in demand for SMS programs generally has been decreasing, especially for SMS subscriptions and SMS quizzes, as the market matures.
We also face increased competition from the wider availability of mobile handsets that access the internet. Many internet / web portal providers offer content for free because they earn revenue from advertisers, not the content. In addition, other content providers may compete by developing mobile applications that can be downloaded for free or are already embedded into the handsets. The increasing number of mobile handsets with these capabilities presents greater competition to our business.
Singapore and Other Markets
Our competitors in Singapore in the edutainment and entertainment industry are Scorpio East Ltd, which is an exclusive licensee of Walt Disney Studios Home Entertainment, and HVN Berjaya, which holds an exclusive license from Paramount and Universal. In Malaysia, Speedy Entertainment and PMP are our main competitors. Speedy Entertainment holds an exclusive license from Warner Home Video Inc., Twentieth Century Fox, Paramount and Universal and is also the biggest retailer of audio/video products in Malaysia. PMP is the major distributor in Malaysia of most Asia content.
We also face competition from parallel imports from lower cost countries. These parallel imports are priced at 50% to 60% of our recommended retail price, and we estimate that sales of such parallel imports can amount to 30% to 40% of the total home entertainment consumption of VCDs/DVDs/Blu-ray discs in InnoForm’s markets. In certain Asian countries, competition may also arise from piracy or illegal downloads, which can represent a significant portion of the video market in those jurisdictions.
Several of our competitors have longer operating histories in the home entertainment and video business and stronger relationships with producers and licensors that give them superior access to content than we have. As a result, our existing competitors in this industry may in the future achieve greater market acceptance and gain additional market share. In addition, it is possible that our current relationships with content distributors may not provide us with access to the most profitable content, and our business could suffer as a result.
Please refer to Item 3.D. “Risk Factors — Risks Related to Our Business in China — We face intense competition in China” and “Risk Factors — Risks Related to Our Operations Outside of China — Our business has been adversely affected and will continue to be adversely affected if the operators continue to expand their own portfolio of telecom value-added services that compete with our services” and “Risk Factors — Risks Related to Our Operations Outside of China — Our expansion into the entertainment and edutainment products distribution market through our acquisition of InnoForm may not be successful” for a more detailed discussion of the risks we face from our competitors.

GOVERNMENT REGULATION
China
The following is a summary of the principal governmental laws and regulations that are or may be applicable to wireless service providers like us in China. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of laws, particularly with regard to telecom value-added services, which is an emerging industry in China. For a description of the regulatory risks related to our business, please see Item 3.D. “Risk Factors — Risks Related to Our Business in China — Changes in the policies of the operators and in their enforcement of their policies have resulted in our company having to pay additional charges to the operators and have negatively affected our revenue. Further changes could materially and adversely impact our revenue, profitability and financial condition in the future;” “Risk Factors — Risks Related to Our Industry — The Chinese government or one or more of the operators may prevent us from distributing, and we may be subject to liability for, content that any of them believe is inappropriate;” “Risk Factors — Risks Related to Our Industry — Telecommunication laws and regulations in China are evolving and subject to interpretation and may change in the future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties;” “Risk Factors — Risks Related to Our Industry — The regulation of internet website operators is also unclear in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations;” “Risk Factors — Risks Related to Our Operations Outside of China — Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations which could adversely affect our ability to operate our business effectively or at all;” and “Risk Factors — Risks Related to Doing Business in China — Chinese regulations relating to acquisitions of Chinese companies by foreign entities may limit our ability to acquire Chinese companies and adversely affect the implementation of our acquisition strategy as well as our business and prospects.”
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
While we believe this focus on compliance and service initiatives will result in a stronger, more orderly market in the long-term, it has also resulted in service and billing suspensions and in our having to pay certain charges to the operators for our inadvertent contravention of the foregoing rules and the operators’ own policies. We continuously monitor our SMS services in order to minimize the possibility of a violation of the Circular and the Standards.
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

Regulation of Internet Culture Activities. On May 10, 2003, the Ministry of Culture of the PRC, or MOC, promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which became effective as of July 1, 2003. The Internet Culture Measures require internet culture operating entities, i.e., internet content providers which engage in internet culture activities, to obtain an Internet Culture Operating License from the MOC in accordance with the Internet Culture Measures. The term “internet culture activities” includes, among other things, acts of online dissemination of internet cultural products, such as audio-visual products, game products, performances of plays or programs, works of art and cartoons, and the production, reproduction, importation, sale (wholesale or retail), leasing and broadcasting of internet cultural products. The Internet Culture Measures were amended by the MOC on February 17, 2011 which amendment became effective on April 1, 2011. The amendment primarily relates to the registered capital of internet culture operating entities. An internet culture operating entity must have a minimum registered capital of RMB 1 million, and an internet culture operating entity must have a minimum registered capital of RMB 10 million to be allowed to engage in online games business activities. It is also specifically provided by the amended Internet Culture Measures that the phrase “internet culture activities” includes dissemination of culture products through any wireless technologies. Unilink and Yuan Hang have acquired this license.
On November 20, 2006, the Ministry of Culture issued Several Suggestions of the Ministry of Culture on the Development and Administration of the Internet Music, or the Suggestions, which became effective on November 20, 2006. The Suggestions, among other things, reiterate the requirement for the internet service provider to obtain the Internet Culture Operating License to carry on any business of internet music products. In addition, foreign investors are prohibited from engaging in the internet culture business operation.
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
In addition, the newly amended Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As requested by the authorities of state security, public security or state secrecy, the internet service provider should delete any contents on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject us to liability and certain penalties imposed by the State Security Bureau, Ministry of Public Security and/or MII or their respective local counterparts.
Regulation of Internet Content Services. The Measures for the Administration of Internet Information Services, or the ICP Measures, went into effect on September 25, 2000 and was amended on January 8, 2011. Under the ICP Measures, any entity providing information to online internet users must obtain an operating license from MII or its local branch at the provincial level in accordance with the Telecom Regulations described above. The ICP Measures further stipulate that entities providing online information services in areas of news, publishing, education, medicine, health, pharmaceuticals and medical equipment must obtain permission from responsible national authorities prior to applying for an operating license from MII or its local branch at the provincial or municipal level. Moreover, ICPs must display their operating license numbers in a conspicuous location on their websites. ICPs must police their websites to remove categories of harmful content that are broadly defined. This obligation reiterates internet content restrictions set by other ministries over the past few years.
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
Regulations of Copyrights Relating to Online Transmissions. The National People’s Congress adopted the Copyright Law in 1990 and amended it in 2001 and 2010, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products.
According to the Measures for the Administrative Protection of Internet Copyright implemented on May 30, 2005, acts of automatically providing functions such as uploading, storing, linking or searching works, audio or video products, or other contents through the internet based on the instruction of an internet content provider, without editing, amending or selecting any stored or transmitted content, and other acts of providing internet information services shall be governed by the Copyright Law. A copyright administration department shall, when imposing administrative penalties upon the act infringing upon the right of communication through information network, apply the Measures for Imposing Copyright Administrative Penalties.
Where a copyright holder (individual or entity) finds any content communicated through the internet infringes upon its copyright and sends a notice of claim to the internet information service provider, the internet information service provider shall immediately take measures to remove the relevant contents, and preserve the copyright holder’s notice of claim for six months. An internet information service provider shall, after receipt of the copyright holder’s notice, record the contents of the provided information, the publishing time, and the internet address or domain name. Where an internet information service provider removes relevant content of an internet content provider according to the notice of a copyright holder, the internet content provider may deliver a counter-notice to both the internet information service provider and the copyright holder, stating that the removed contents do not infringe upon the copyright. After the delivery of such counter-notice, the internet information service provider may immediately reinstate the removed contents and shall not bear legal liability for such reinstatement.

Where an internet information service provider clearly knows an internet content provider infringes other’s copyright through the internet, or, although it does not clearly know such activity but fails to take measures to remove relevant contents upon receipt of the copyright owner’s notice, as a result, it damages public interests, the copyright administration department may, in accordance with the Copyright Law, order it to stop the tortious act, and impose administrative penalties. Where there is no evidence to indicate that an internet information service provider clearly knows the facts of tort, or the internet information service provider has taken measures to remove relevant contents upon receipt of the copyright owner’s notice, the internet information service provider shall not bear the relevant liabilities.
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
On December 26, 2009, the Standing Committee of the National People’s Congress adopted the Torts Liability Law, which became effective on July 1, 2010. Under this new law, both internet users and internet service providers may be liable for the wrongful acts of users who infringe the lawful rights of other parties. If an internet user utilizes internet services to commit a tortious act, the party whose rights are infringed may request the internet service provider to take measures, such as removing or blocking the content, or disabling the links to such content, to prevent or stop the infringement. If the internet service provider does not take necessary measures after receiving such notice, it shall be jointly liable for any further damages suffered by the rights holder. Furthermore, if an internet service provider fails to take necessary measures when it knows that an internet user utilizes its internet services to infringe the lawful rights and interests of other parties, it shall be jointly liable with the internet user for damages resulting from the infringement.
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
Regulation of Online Game Products. The MOC regulates online game products. According to the Internet Culture Measures (as amended by the MOC on February 17, 2011 and effective on April 1, 2011), the importation of online game products shall be approved by the MOC. Failure to obtain such approval would be subject to penalties, including being banned from operating online game products and public censure.
On May 14, 2004, the MOC promulgated a Circular on Strengthening Censorship of Content of Online Game Products, or the Online Game Circular, which is applicable to online game products disseminated through either internet or wireless (mobile) networks. The Online Game Circular requires all entities operating imported online game products to obtain an Internet Culture Operating License issued by the MOC, which will strictly examine the content of any online game products to be imported. Any imported online game product, as well as any material upgrades or software patches, must be reviewed by the MOC (specifically by its Content Censorship Committee for Imported Online Game Products) before such products may begin operation. Unilink and Yuan Hang each has already acquired an Internet Culture Operating License from the MOC. On March 1, 2009, the MII issued the Administrative Measures for Software Products, or the Software Products Measures, which came into effect on April 10, 2009. Under the Software Products Measures, entities or individuals are not permitted to develop, produce, sell, import or export any software products that infringe upon intellectual property of others, contain computer virus, may harm the security of computer system, do not meet the software standards in the PRC, or contain contents banned by any law or administrative regulation. Software products referred to in the Software Products Measures include computer software, software embedded in information system or equipment, and computer software offered together with technical services with respect to computer information system integration or application. If our online game products are considered as software products under the Software Products Measures, we are subject to the regulations of the Software Products Measures.
On November 13, 2009, the Ministry of Culture of the People’s Republic of China (MCPRC) issued another Circular of the Ministry of Culture on Improving and Strengthening the Examination of Content of Online Games. According to this circular, promotion and advertisement of online games which is vulgar, games propagating eroticism, gambling, violence, online games without the approval from MCPRC, and so on, are strictly prohibited.

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
On March 6, 2010, the MOC issued the Interim Measures on Administration of Online Games, or the Online Game Measures, which became effective on August 1, 2010. Under the Online Game Measures, any entity that engages in the online games business, issuance of virtual currency or provision of virtue currency transaction services must have a minimum registered capital of RMB 10 million and obtain an Internet Culture Operating License from the provincial counterpart of the MOC.
The Online Game Measures impose restrictions on the content of online games and the MOC is in charge of the content review. For the online games developed within the PRC, the online game operators are required to complete filing procedures with the MOC, and indicate the filing numbers at the designated places of their websites and in the games. Online game operators are also required to establish self-censorship systems and to appoint dedicated personnel for the self-censorship to ensure the legitimacy of the content of the online games.
The Online Game Measures require the online game operators to formulate user guidance and warning information regarding the online games, and indicate such information at a conspicuous place of their websites and in the games. The MOC has formulated the Essential Clauses of the Standard Agreement for Online Game Services, or Essential Clauses. The Online Game Measures require that the service agreement entered into between an online game operator and a user include all the Essential Clauses. Online game operators are also required to take technical and managerial measures to ensure online information security, including measures to prevent computer virus invasion, attack or damage, to back up important data and save user registration information, operating information, maintenance logs and other information, as well as measures to protect State secrecy, trade secret and users’ personal information.
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

SAFE Regulations on Mergers and Acquisitions and Employee Stock Options
On October 21, 2005, the State Administration of Foreign Exchange, or SAFE, issued Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75, which became effective as of November 1, 2005. Under Circular 75, PRC residents, who use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, are required to register with local SAFE branches with respect to their overseas investments in offshore companies. PRC residents are also required to file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in the PRC to guarantee offshore obligations.
Under the relevant implementing rules of Circular 75, failure to comply with the registration procedures set forth in Circular 75 may result in restrictions on the foreign exchange activities of the relevant onshore company, including higher requirement for registered capital, restrictions on the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under the applicable PRC foreign exchange administration regulations.
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
In March 2007, SAFE promulgated the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas-Listed Companies, or the Share Option Plan. According to the Share Option Plan, PRC citizens who are granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income from the sale of shares or dividends distributed by the overseas listed company may be converted into Renminbi or transferred to the employees’ individual foreign exchange savings account after such foreign exchange income is remitted into China. In addition, the overseas listed company or its PRC subsidiary or other qualified PRC agent is required to appoint an asset manager or administrator, appoint a custodian bank and open dedicated foreign currency accounts to handle transactions relating to the share option scheme or other share incentive plan. We and our PRC citizen employees who have been and will be granted share options, or PRC option holders, are subject to these rules. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions.
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
Mergers and Acquisitions Rules
On August 8, 2006, MOFCOM, CSRC and four other PRC authorities at the state level promulgated the M&A Rules, which came into effect on September 8, 2006 and were amended in June 2009.
Under the M&A Rules, equity or assets merger and acquisition of PRC enterprises by foreign investors shall be subject to the approval from MOFCOM or its competent local branches. In particular, a share swap between a foreign investor and a PRC enterprise shall be subject to the approval of MOFCOM, and the share swap would not be approved unless such foreign investor is a listed company or an offshore special purpose vehicle, or SPV. As defined in the M&A Rules, an SPV is an offshore company that is directly or indirectly, established or controlled by PRC entities or individuals for the purposes of an overseas listing. In addition, the listing of the SPV shall be completed within one year after the issuing date of the business license of the PRC enterprise acquired by the SPV.
Under the M&A Rules, the listing of an SPV is subject to prior approval of CSRC. On September 21, 2006, CSRC promulgated Guidelines on Domestic Enterprises Indirectly Issuing or Listing and Trading Their Stocks on Overseas Stock Exchanges, which emphasize that SPVs referred to in the M&A Rules are subject to CSRC approval.
Labor Contract Law and the Implementing Regulations
In June 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Implementing Regulations of the PRC Employment Contracts Law, or the Implementing Regulations, was subsequently promulgated and became effective on September 18, 2008. Compared to the Labor Law, the Labor Contract Law and the Implementing Regulations establish more restrictions and increases costs for employers, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law and the Implementing Regulations, an employer is obliged to sign labor contract with unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts. The employer has to compensate the employee upon the expiration of a fixed-term labor contract, unless the employee refuses to renew such contract on terms the same as or better than those contained in the expired contract. The employer also has to indemnify an employee if the employer terminates a labor contract without a cause permitted by law. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from five to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day. In December 2007, we performed an internal review of our human resource policies and employment contracts with our employees including part time employees and took all steps necessary to comply with the Labor Contract Law and the Implementing Regulations. Implementation of the Labor Contract Law and the Implementing Regulations has increased and may further increase our operating expenses and have material adverse effect on our results of operations.

Indonesia
The following is a summary of the principal governmental laws and regulations that are or may be applicable to wireless service providers like us in Indonesia. The scope and enforcement of many of the laws described below are uncertain. If we are found to be in violation of current or future Indonesian laws or regulations, we could be subject to severe penalties, which could materially and adversely impact our revenue, profitability and financial condition in the future.
Telecommunication Industry Related Regulations
In general, telecommunication business activities in Indonesia are regulated by Law Number 36 of 1999 on Telecommunication and its implementing regulations, including Government Regulation Number 52 of 2000 on Telecommunication Operation. The implementing regulations categorize all telecommunication operations as one of three categories: (i) a telecommunication network operation, (ii) a telecommunication service operation, or (iii) a special telecommunication operation. The second category, the telecommunication service operation, consists of three types of activities: basic telephony service operation, value-added telephony service and multimedia services.
Value-added telephony service is the provision of telecommunication services that offers value-added services such as: (i) premium calls, (ii) calling cards, (iii) virtual private phone numbers, (iv) public phone recording, (v) store and forward, (vi) a call center and (vii) content services (e.g., ring tones, SMS and premium messaging). An operator of value-added telephony services who provides content services must comply with the Regulation of the Minister of Communication and Information Technology Number: 01/PER/M.Kominfo/01/2009 in terms of the availability of a call center and the mechanisms for activation or deactivation of service.
Licensing of Value-Added Service. A company commencing operations in value-added telephony service must first obtain a principal license during its pre-operation activities. The principal license is issued for a period of one year and may be extended once for a maximum of six months. Prior to 30 business days before the expiration of the principal license, the principal license holder must submit an application to the Directorate General of Communication and Information Technology to participate in an operation feasibility test. The test is conducted by a government accredited test institution. Once the principal license holder has passed the test, the Director General will issue a Statement of Feasibility Operation, at which point the principal license holder may submit an application to receive an operation license. Operation licenses are granted without duration, subject to regular evaluation.
A service operator with an operation license in good standing is required to pay a fee of telecommunication operation rights, or the BHP Telecommunication, in the amount of 0.50% of its annual gross revenue. This BHP Telecommunication is paid to the State Account maintained in the Director General of Post and Telecommunication.
Premium Messaging Service and SMS/MMS. Pursuant to the Regulation of the Minister of Communication and Information Technology Number: 01/PER/M.Kominfo/01/2009, operators of premium messaging services will provide such services in cooperation with telecommunication network operators who carry out basic telephone services after registration with the Regulatory Body of Information Technology. An operator of premium messaging services must use a certain access number regulated in the agreement between itself and the network operator.

Premium messaging is carried out by subscription or non-subscription. Operators of premium messaging must pay BHP Telecommunication tariffs and other fees based on the relevant implementing government regulations.
Operators of premium messaging must make available a call center with a specific number which is accessible 24 hours each day. The call center must provide first line support to handle queries, complains or requests. Operators of premium messaging by subscription must provide information of subscription activation as well as deactivation. Deactivation requests shall be made through SMS, MMS or the call center.
Senders of broadcast SMS/MMS are prohibited from sending messages that conflict with the public interest, decency standards or national security interests or that may disrupt public order. The broadcast sender is also required to allow the receiver of the message an option or method to reject subsequent messages from the broadcast sender.
Color Ring Back Tone. CRBT content providers are also deemed to be premium messaging operators since activation requests through SMS or MMS charge a premium tariff. Accordingly, CRBT content providers are subject to the same regulatory requirements as premium messaging operators detailed above.
Wireless Access Protocol. Currently there is no specific regulation available which governs the implementation of Wireless Access Protocol for content operators for an operator of value-added telephony services who provides content services.
Internet Content Regulation
Internet content in Indonesia is regulated and restricted. Under Law Number 11 of 2008 on Information and Electronic Transactions, internet content or electronic documents must not contain any of the following content:
•	any content that is against moral decency;
•	gambling;
•	humiliation or defamation;
•	threats or blackmail; or
•	any content that causes hatred for a certain group or intergroup of community based on tribe, race or religion.
All individuals or legal entities are prohibited from distributing, transmitting or making available access to such content. Violation of the above prohibitions may subject an individual or legal entity (or the authorized representative of the legal entity) to criminal sanction, including imprisonment and fines, and other penalties.
Intellectual Property Rights
Copyright. Indonesia grants intellectual property rights under certain conditions. Under the Copy Rights Law Number 19 of 2002, a violation of another person’s copyright includes:
•	making copies, publishing a product or granting permission to make copies or to publish a product without consent from the author;

•	broadcasting, exhibiting, distributing or selling to the public works or goods resulting from infringement of the copyright;
•	reproducing without consent from the author a computer program for commercial purposes; and
•	omitting the name of the author on his work, changing the content of the work, the title, subtitle or the name of the author without consent from the author.
Investment Related Regulations
A foreign investor which intends to establish a business in Indonesia must comply with certain regulations related to the investment sector. Currently, investment activities in Indonesia are coordinated and supervised by the Indonesia Investment Coordinating Board (BKPM).
Negative List of Investments. Investment activities in Indonesia are regulated by Law No. 25 of 2007 on Investments and the Regulation of the President No. 36 of 2010 on the List of the Lines of Business which are Closed and Open with Certain Requirements Related to Investments, which does not limit the maximum foreign ownership of a company that conducts business in the value-added telephony service industry. However, a foreign-owned company conducting business as a value-added telephony service operator must cooperate with an Indonesian legal entity in conducting business activities in Indonesia. This cooperation may be evidenced by agreement entered into between the parties.
Investment License. Pursuant to the Regulation of the Chairman of BKPM No. 12 of 2009 on Guidelines and Provisions on Investment Applications, foreign investment companies must first secure an investment license (Izin Usaha) in order to commence operational activities in activities open for foreign investment. This investment license is valid as long as the relevant holder carries out its business activities.
M&A Regulation
Mergers and acquisitions are governed by the Indonesian Company Law Number 40 of 2007 and the implementing regulations in Government Regulation No. 27 of 1998. Based on the Company Law, the details of the merger or acquisition, or the M&A Plan, must be published in at least one newspaper and notice must be sent to employees of the company at least 30 days before the notice of the General Meeting of Shareholders (“GMS”). Another newspaper publication will be required at least 30 days prior to the effective date of the merger or acquisition. Within 14 days from such announcement, creditors are entitled to file objection to the company over the proposed merger or acquisition. Creditor objections will be resolved by the board of directors. However, if creditor objections are not resolved by the date of the GMS, such objections will be submitted to the shareholders for decision. The M&A Plan approved by the GMS will be stated in a deed issued by a notary public. If the company is a foreign investment company, the merger or acquisition must be approved by BKPM.
Mergers and acquisitions must also comply with Law Number 5 of 1999 on Prohibition of Monopoly Practice and Unfair Business Competition (“Anti-Monopoly Law”). The law prohibits acts or behavior involving an abuse of a market dominant position and generally forbids a business participant from taking direct or indirect advantage of a domination position to set trade terms with an aim to (i) prevent or restrict consumers access to competitor’s products, (ii) restrict development of technology or (iii) restrict a potential competitor from entering the market. A dominant position is defined as (a) a business participant or a group of business participants having at least 50% of the relevant market share or (b) two or three groups of business participants having at least 75% of the relevant market share. Article 28 of the Anti-Monopoly Law generally prohibits business participants from conducting mergers, consolidations or acquisitions with business entities resulting in monopolistic practices or unfair business competition. This article also includes post-notification requirement to the Business Competition Supervisory Commission if the merger, consolidation or acquisition results in a valuation of assets or an amount of sales exceeding a particular amount.

Foreign Exchange Control
Currently, based on Law No. 24 of 1999, dated May 17, 1999 on Foreign Exchange Traffic and Exchange Rate System, Indonesia has limited foreign exchange controls. Since most foreign exchange controls were abolished in 1971, the rupiah has been, and in general is, freely convertible. A number of regulations, however, have an impact on the exchange system. Bank Indonesia holds the authority to issue rupiah currency and has the responsibility for maintaining the stability of the rupiah. In order to maintain stability of the rupiah and prevent speculation by non-residents, Bank Indonesia has introduced regulations to restrict the movement of rupiah from (i) banks within Indonesia to offshore banks or to an offshore branch or office of an Indonesian bank or (ii) any investment denominated in rupiah with foreign parties and/or Indonesian parties domiciled or permanently residing outside Indonesia (without underlying trade or investment reasons), both of which thereby limit offshore trading to existing sources of liquidity. For example, only banks are authorized to deal in foreign exchange and execute exchange transactions related to the import and export of goods. In addition, Indonesian banks (including branches of foreign banks in Indonesia) are required to report to Bank Indonesia any fund transfers exceeding US$10,000. In addition, Bank Indonesia has the authority to request information and data concerning foreign currency activities of all people and legal entities that are domiciled, or who plan to reside in Indonesia for at least one year. Bank Indonesia’s regulations also require resident banks and companies that have total assets or total annual gross revenues of 100 billion rupiah or more to report all data concerning their foreign currency activities to Bank Indonesia (for example, insurance companies, finance companies or venture capital companies). However, if the transaction is conducted through a domestic bank and/or domestic non-bank financial institution, the requirement to report to Bank Indonesia applies instead to the relevant domestic banks or non-bank financial institution that carried out the transaction. The transactions that must be reported include receipt and payment of funds through bank accounts outside Indonesia.
Recently, however, there have been media reports that Bank Indonesia will announce measures on capital flows to control the frequent inflow and outflow of short-term funds. Accordingly, the imposition of foreign exchange controls in Indonesia is a possibility, but we cannot be sure when, or if, such controls will be imposed in the future.

C. Organizational Structure
For information on our organizational structure, see Item 4 “Information on the Company — History and Development of the Company” and Item 5. “Operating and Financial Review and Prospects — Our Corporate Structure” and “Operating and Financial Review and Prospects — Arrangements with Consolidated Affiliates.”
D. Property, Plant and Equipment
Our principal executive offices are located in Shanghai, where we currently lease approximately a total of 904 square meters under two lease agreements at a total effective annual rent of $0.3 million. One lease agreement for an area of 552 square meters will expire in November 2011 and the other lease agreement for an area of 352 square meters will expire in October 2013. Our primary branch office is located in Beijing, where we lease approximately 776 square meters under lease agreements that will expire in February 2012 at an effective annual rent of $0.2 million. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans. We also have other branch or representative offices in Guangzhou, Shenzhen, Hangzhou, Chengdu, Nanjing, Changsha, Shenyang, Jinan, Zhengzhou, Wuhan, Fuzhou, Hefei and Xi’an.

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

Overview
We provide entertainment-oriented telecom value-added services to mobile and fixed-line phone users in China and Indonesia. Our revenue is primarily derived from the sale of various 2G and 2.5G data-related services, audio-related services, media content, mobile games and PC games.
Our data-related services include SMS (2G), MMS, WAP and Java games (2.5G), and our audio-related services include IVR and CRBT services. We provide such services to users through the mobile and fixed line networks operated by China Mobile, China Unicom and China Telecom, and we also recently commenced offering 2G, 2.5G and 3G services in Indonesia. We receive our revenue principally in the form of payments from the telecommunication network operators in these markets after the operators have deducted their service and network fees. Users pay for these services by monthly subscription and/or on a per usage basis.
Our media content revenue is generated from the distribution of VCDs, DVDs, Blu-ray discs and video-on-demand, as well as theatrical distribution and production investment in movies and karaoke video licensing, karaoke system rentals and a karaoke-on-demand channel on Pay-TV. We receive our revenue principally in the form of revenue sharing with the licensors for this content.
For 2010, we generated $71.7 million in gross revenue, compared to $62.2 million for 2009, representing an increase of 15.3%. The table below sets forth our gross revenue by service category in 2008, 2009 and 2010 (in millions of $):

	Year ended December 31,
	2008	2009	2010
Data-related services
China	33.6	34.0	35.7
Indonesia	—	—	1.8

	33.6	34.0	37.5

Audio-related services
China	28.1	26.0	18.7
Indonesia	—	—	—

	28.1	26.0	18.7
Media content	—	—	12.2
Mobile games	—	—	2.0
PC games	2.0	1.1	1.3
Others	3.3	1.1	—

Total revenue	67.0	62.2	71.7

The major factors affecting our results of operations and financial condition include:
•
Changes in Mobile Operator Policies or the Manner in Which They are Enforced. The operators regularly introduce changes to their operating policies. For instance, in 2008, in order to improve its oversight of service providers, China Mobile started to rank SMS and IVR service providers based on certain performance criteria, and those service providers that fall into a lower rank are subject to restrictions in service fees they may charge. Furthermore, in 2010, China Mobile, China Unicom and China Telecom began requiring additional notices and confirmations to end consumers during the purchase of embedded services in mobile handsets, requiring that SMS short codes which are used for ordering VAS and other activities, such as voting in television program contests, be more tailored to the specific service offering or service partner. In addition, in that year, the operators in China imposed additional restrictions on IVR services offered in connection with interactive programs. Such policy changes by the mobile operators have negatively affected our revenue in the past. The telecom network operators may implement further measures in response to current or future policy directives of MII or due to changes in their internal management and control policies and procedures with respect to service providers such as our company, which may have a material negative impact on our business, results of operations and financial position.

•
Operator Service Agreements. Our ability to generate revenue and the terms under which we deliver our services depend to a large extent on our ability to maintain good relationships with the national, provincial and local offices of China Mobile and to a lesser extent, China Unicom and China Telecom and to differentiate our services through, among other things, innovative product development and appealing content from domestic and international content providers. Each operator charges us service fees from the gross revenue generated by our services. In addition, to the extent the number of SMS or MMS messages sent by us over China Mobile’s network exceeds the number of SMS or MMS messages our customers send to us, we must also pay a per message network fee. We also pay China Unicom and China Telecom network fees in most provinces on the same basis. These service and network fees are reflected in our cost of revenue and totaled $16.3 million, $15.2 million and $13.1 million for 2008, 2009 and 2010, respectively. Each operator could alter any of the terms of our service agreements with them or terminate the agreements for a variety of reasons in the future, including, for example, to increase their service or network fees to enhance their profitability at the expense of service providers. In addition, the future growth of our value-added services business in Indonesia will depend to a large extent on the terms of our agreements with the telecommunication operators in that market.

•	Costs Associated with Content and Distribution Channel Provider Relationships.
Telecommunication Value-added Services
•
Our telecom value-added services include the delivery of third-party content and services, such as certain Java games and music downloads for ringtones and CRBTs, to our end users. We also distribute some of our services via interactive programs broadcast over television and radio and through embedded menus in mobile handsets. We provide this content and services typically based on revenue-sharing arrangements under which we pay third-party content, interactive program providers and mobile handset manufacturers or designers (known as distribution channel providers) an agreed percentage of the revenue realized from services incorporating their content or embedded in their mobile handsets. Most of our content licenses or cooperation contracts with television and radio stations and mobile handset manufacturers or designers have a limited term. Given the high demand for engaging, trendy content in the markets in which we operate, we have limited leverage to negotiate significantly more favorable terms with these parties. Payments to third-party content and distribution channel providers were $17.4 million, $23.6 million and $24.2 million, representing 26.0%, 37.9% and 33.8% of our total value-added services revenue in 2008, 2009 and 2010, respectively. Our net income could be adversely affected in future periods if revenue share payments continue to increase, either in absolute terms or as a percentage of our gross revenue. See Item 3.D. “Risk Factors — Risks Related to our Operations Outside of China — The success of some of our services is significantly dependent on our ability to obtain, customize and localize desirable content and technology from third parties and distribute our services effectively.”

Media Content
•
InnoForm, our majority owned subsidiary, obtains all of its edutainment and entertainment content from third parties, including a number of major Hollywood and Asian production studios, including Twentieth Century Fox and Warner Home Video. Our contracts with these content providers involve minimum guarantee payments from InnoForm, which are payable in advance. Although competition in InnoForm’s markets has been intensifying, including from alternate sources of content such as video download websites, our cost of acquiring such content has been increasing in recent years which has, and may continue to, negatively impact the profitability this business.

•
Marketing Expenses. In order to maintain visibility and demand for our SMS and IVR products and our competitive position in the market, we need to make continued investments in media advertising and integrated co-marketing. Our media advertising is typically in the form of television commercials and magazine, newspaper and website placements. Fee rates for our various marketing channels are becoming increasingly expensive while in some cases generating lower levels of gross revenue and thus negatively affecting our profit margin. Our advertising costs were $4.5 million, $3.6 million and $1.9 million in 2008, 2009 and 2010, respectively. We continued to scale down our investment in marketing expenses in 2010 due to a disappointing rate of return from our marketing investments. Our net income could continue to be adversely affected in future periods if we are not able to effectively manage advertising expenses and maximize our return from our advertising spending. In addition, if we continue to curtail or cease our spending on media advertising in the future, we may not have other more attractive or cost-efficient methods to promote our services, which may negatively affect our business, financial condition and results of operations. See Item 3.D. “Risk Factors — Risks Related to Our Operations Outside of China — We have been generating declining levels of revenue from our media advertising.”

•
Impairment charges. We are required under U.S. GAAP to review our receivables, intangible assets, goodwill and other assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. For the year ended December 31, 2008, in addition to impairment charges for some of the assets of our discontinued operations, we recorded an other-than-temporary loss on investments of $1.5 million related to our investment in a privately managed investment fund, which is included under short-term investments in our balance sheet as of December 31, 2008. For the year ended December 31, 2009, we recorded an impairment charge of $2.5 million related to goodwill of our PC game reporting unit, which was caused by a downward revision in expected future cash flows for that business resulting from market competition. For the year ended December 31, 2010, we recorded an impairment charge of $1.3 million related to a loan receivable. We may be required to record further impairment charges to earnings in our financial statements in future periods in which impairment in the carrying amount of our assets occurs.

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

Our Corporate Structure
We conduct our business in China solely through our wholly owned subsidiaries, which were Linktone Consulting, Huitong, Linktone Internet, Linktone Software and Wang You in 2010. Linktone Consulting provides internet and VAS consulting services; Huitong, Linktone Internet and Linktone Software specialize in software development; and Wang You develops PC games. These entities have no significant assets other than certain contractual arrangements with consolidated affiliates. See “ — Arrangements with Consolidated Affiliates” below. Ojava Overseas, Ruida and Xintong were dormant in 2010.

In October 2007, we incorporated two holding companies in Hong Kong, namely Noveltech and Linktone Media. Our investment in Linktone Consulting, Huitong, Linktone Internet and Xingtong have been transferred to Noveltech. In addition, in November 2009 we incorporated Linktone International Limited, or Linktone International, in the United Arab Emirates to hold our investments in the South East Asia region, including our 75% equity interest of InnoForm and our 51% interest in PT Linktone.
In March 2010, we and MIMEL acquired 50% and 25% of the share capital of InnoForm, respectively. In June 2010, we subscribed for 1,002,308 new shares of InnoForm and as a result of which we and MIMEL hold 75% and 12.5% of the equity interest of InnoForm, respectively. MIMEL also has the option to purchase the remaining 12.5% of outstanding share capital of InnoForm, whereby 7.5% and 5% of the share capital can be purchased within 18 and 30 months, respectively, of the agreement date. InnoForm is a Singapore-based company with regional offices in Malaysia and Hong Kong, specializing in the development, distribution and licensing of edutainment and entertainment products and holds licenses, properties and other assets related to its operations.
In June 2010, InnoForm acquired 98.7% of the equity interest in GLD, a limited liability company incorporated in Singapore, from its shareholders. Hary Tanoesoedibjo, one of the directors of our board and our chief executive officer, holds the remaining 1.3% of the equity interest in GLD. GLD’s principal asset is a commercial office building in Singapore.
In June 2010, we purchased a mandatory convertible bond (“MCB”) issued by IDN (which has been renamed PT Linktone) from Starlight which was convertible into 51% of new shares in PT Linktone. We purchased the MCB from Starlight, a United Arab Emirates company. In September 2010, we converted the MCB and now own 51% of PT Linktone with the remainder owned by MNC. PT Linktone specializes in providing VAS services in Indonesia and holds trade receivables, cash, commercial licenses, office equipment and other assets related to its operations.
In order to meet ownership requirements under Chinese law which place certain restrictions on Linktone, as a foreign company, to operate in certain industries such as value-added telecommunication and internet content services, we maintain control over the following PRC affiliated companies which are each owned by our current and/or former employees and are treated as our VIEs for accounting purposes: (i) Weilan; (ii) Unilink (iii) Yuan Hang; (iv) Cosmos; (v) Zhong Tong; (vi) Lian Fei; (vii) Qimingxing; (viii) Beijing Ojava; (ix) Ling Yu; (x) Lianyu; (xi) Lang Yi; (xii) Wei Lian; (xiii) Xian Feng; and (xiv) Letang.
Under the current shareholding structure, Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu have inter-provincial value-added telecommunication services licenses issued by the MII. Each of Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu offers our services through one or more of the telecommunications network operators in China. Yuan Hang offers services related to our online game business. Xian Feng provides music related content services to network operators. Ling Yu, Wei Lian and Lang Yi were dormant in 2010. In January 2010, Weilan acquired a 50.01% equity interest in Letang, a private Chinese company specializing in the development of mobile games and PC games, in connection with the development of our mobile online game business. Letang holds cash, accounts receivable and other assets related to its operations. We hold no direct ownership interest in these companies.
In July 2009, we established and, through contractual arrangements, maintain control over PT Cakrawala Alam Semesta, or Cakrawala, an Indonesian based company which is 50% owned by each of two of MNC Group’s employees. Cakrawala was established for the purpose of holding our short term investments mainly in the form of fixed deposits in Indonesia. For accounting purposes, Cakrawala is treated as our VIE. We hold no direct ownership interest in Cakrawala.

We, our Chinese affiliated entities and their respective shareholders are parties to a series of agreements governing the provision of our telecom valued-added services. In addition, as of December 31, 2010, we had provided long-term interest free loans to the shareholders of our Chinese affiliated entities with an aggregate outstanding balance of approximately RMB114.0 million (US$18.3 million). The proceeds from these loans have been used to fund investments in our Chinese affiliated entities. See “— Arrangements with Consolidated Affiliates” below.
Our primary internal source of funds is dividend payments from our wholly owned subsidiaries in China, Hong Kong, British Virgin Islands and United Arab Emirates, namely, Linktone Consulting, Huitong, Linktone Internet, Linktone Software, Xintong, Brilliant Concept Investments Ltd., or Brilliant, Wang You, Ojava Overseas Ltd., or Ojava Overseas, Ruida, Noveltech, Linktone Media and Linktone International. Under the Chinese tax regulations which became effective in January 2008, dividends paid to a foreign invested enterprise from Chinese entities are subject to a 10% withholding tax. However, a lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, are subject to a 5% rate. Nevertheless, the PRC State Administration of Taxation promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant tax treaty benefits. It is unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. It is possible, however, that under Circular 601 our Hong Kong subsidiaries would not be considered to be the beneficial owners of any such dividends, and that such dividends would as a result be subject to income tax withholding at the rate of 10% rather than the favorable 5% rate applicable under the tax treaty between mainland China and Hong Kong. Under current Chinese law, Linktone Consulting, Huitong, Linktone Internet, Linktone Software, Wang You, Ruida and Xintong are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. Dividends paid to us by Brilliant and Ojava Overseas, which were incorporated in the British Virgin Islands, Noveltech and Linktone Media, which were incorporated in Hong Kong, and Linktone International which was incorporated in United Arab Emirates, are not subject to tax.
No dividends were received from our subsidiaries for the year ended December 31, 2010.
It is possible that the relevant Chinese authorities could, at any time, assert that any portion of or all of the existing or future ownership structure and businesses of us, any of our wholly owned subsidiaries, or any of our VIEs, violate existing or future Chinese laws, regulations or policies. It is also possible that the new laws or regulations governing the telecommunication or internet sectors in China that have been adopted or may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of our, our wholly owned subsidiaries’ or our affiliated Chinese entities’ current or proposed businesses and operations. In addition, these new laws and regulations may be retroactively applied. For example, on September 28, 2009, GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games”, or Circular 13. Circular 13 expressly prohibits foreign investors from participating in internet game operating businesses via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. It is not clear yet as to whether other PRC government authorities, such as MOFCOM and MIIT, will support GAPP to enforce the prohibition of the VIE model that Circular 13 contemplates. If our current structure and our contractual arrangements were found to be in violation of any existing or future Chinese laws and regulations, we may be required to restructure our structure and operations in China to comply with such Chinese laws. In such case, we may not be able to operate or control our business in the same manner as we currently do, and therefore, may not be able to consolidate our VIEs. In addition, the relevant regulatory authorities would have broad discretion in dealing with such violations which may adversely impact our financial statements, operations and cash flows (including the restriction on us to carry out the business). It is unclear how such restructuring could impact our business and operating results.
We believe that our present operations are structured to comply with Chinese law. However, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions, and there are substantial uncertainties regarding the interpretation and application of current and future Chinese laws and regulations. Accordingly, we cannot be assured that Chinese regulatory authorities will not ultimately take a contrary view to our belief and will not take action to prohibit or restrict our business activities.
If our affiliated Chinese entities fail to perform their obligations under these agreements, we may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under Chinese laws. The Chinese laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede our ability to enforce these contractual arrangements, or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and materially and adversely affect our results of operations and the financial position.
Similarly, our VIE arrangements with Cakrawala could possibly be deemed in violation of existing Indonesia regulations on foreign investments in Indonesia time deposits. If our VIE arrangements with Cakrawala are restricted or prohibited, our interest in the investments held by it could be materially adversely affected.
Arrangements with Consolidated Affiliates
China
Current Chinese laws and regulations impose significant restrictions on foreign ownership of value-added telecommunication and online game businesses in China. Therefore, we conduct substantially all of our operations in China through a series of agreements with our affiliated Chinese entities, which were Weilan, Unilink, Yuan Hang, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava, Lianyu and Xian Feng, in 2010. These companies are variable interest entities, or VIEs, under Accounting Standard Codification (“ASC”) 810 (formerly known as Financial Accounting Standard Board (“FASB”) Interpretation No. 46R, or FIN 46R), and accordingly, have been consolidated into our financial statements. Transactions between these entities and our company and subsidiaries are eliminated in consolidation.
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

Powers of Attorney. Each of the shareholders of our affiliated Chinese entities have irrevocably appointed Hary Tanoesoedibjo, our chairman and chief executive officer, as attorney-in-fact, to vote on their behalf on all matters on which they are entitled to vote with respect to affiliated Chinese entities as the case may be, including matters relating to the transfer of any or all of their respective equity interests in our affiliated Chinese entities and the appointment of the directors and general manager of our affiliated Chinese entities. The term of each of the powers of attorney is 10 years. These powers of attorney do not extend to votes by the shareholders of our company or subsidiaries.
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
Exclusive Consulting Services Agreements. We provide most of our affiliated Chinese entities with exclusive consulting services related to legal, finance, human resources and office administration. The term of these services agreements is renewable every year. We charged Weilan, Unilink, Yuan Hang, Cosmos, Lian Fei, Zhong Tong, Qimingxing, Beijing Ojava, Xian Feng, an aggregate fee of $1.9 million, $2.0 million and $1.0 million for these services in 2008, 2009 and 2010, respectively. The service fees payable to us are subject to our adjustment from time to time based on the actual operating results of our affiliated Chinese entities.
Trademark, Domain Name and Software License Agreements. In 2007, we granted Weilan and Unilink a license to use our domain name (www.linktone.com) and our registered trademarks. Linktone Consulting has also granted Weilan and Unilink licenses to use certain of its domain names. The licensee of each of the licenses described above pays us an annual license fee of RMB10,000 ($1,463). Because of the insignificant amounts involved, we waived these fees in 2008, 2009 and 2010. In addition, Huitong and Linktone Internet have granted Weilan, Unilink, Lian Fei, Zhong Tong, Qimingxing and Xian Feng multiple licenses to use various software programs relating to our SMS, MMS, WAP, CRBT and IVR platforms, databases and games. We invoiced Weilan, Unilink, Lian Fei, Zhong Tong, Qimingxing and Xian Feng an aggregate fee of $25.2 million, $25.2 million and $21.7 million for the use of this software in 2008, 2009 and 2010, respectively.
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
Loan Agreements. We have extended interest-free loans to the shareholders of our affiliated Chinese entities for the purpose of investing in our affiliated Chinese entities as registered capital and to make payments to the selling shareholders from whom we acquired certain of our affiliated Chinese entities for settlement of purchase price consideration pursuant to applicable acquisition agreements. The term of these loans in each case is 10 years. The shareholders of our affiliated Chinese entities can only repay the loans by transferring to us or our designees all of their equity interest in the respective affiliated Chinese entity. The following table sets forth the date the loan agreement was entered into, the borrower, the affiliated Chinese entity, the interest, the maturity date and the amount of each loan, as of December 31, 2010.

Date of loan		Affiliated
agreement	Borrower	entity	Interest	Maturity date
					RMB’000
November 27, 2003	Baoxin Yao	Weilan	None	November 26, 2013	2,798.7
November 27, 2003	Wenlei Wang	Weilan	None	November 26, 2013	2,365.8

August 25, 2004	Wenjun Hu	Unilink	None	August 24, 2014	5,000.0
August 25, 2004	Lin Lin	Unilink	None	August 24, 2014	5,000.0

May 31, 2005	Yuming Cai	Yuan Hang	None	May 30, 2015	2,403.9
May 31, 2005	Feng Gao	Yuan Hang	None	May 30, 2015	2,403.9

June 30, 2005	Hongjie Qi	Cosmos	None	June 29, 2015	16,953.1
June 30, 2005	Miao Yan	Cosmos	None	June 29, 2015	16,953.1

June 30, 2005	Hongyan Lu	Lian Fei	None	June 29, 2015	7,738.6
June 30, 2005	Yuxia Wang	Lian Fei	None	June 29, 2015	8,928.8

June 30, 2005	Teng Zhao	Zhong Tong	None	June 29, 2015	6,850.6
June 30, 2005	Yi Huang	Zhong Tong	None	June 29, 2015	6,850.6

August 31, 2005	Xing Xu	Qimingxing	None	August 30, 2015	7,528.5
August 31, 2005	Peien Zhu	Qimingxing	None	August 30, 2015	7,528.5

August 15, 2006	Yugang Wang	Beijing Ojava	None	August 14, 2016	4,000.0
August 15, 2006	Peiyu Su	Beijing Ojava	None	August 14, 2016	4,000.0

February 9, 2007	Xiao Ke Zha	Lianyu	None	Feb 8, 2017	700.2
February 9, 2007	Zhi Wang	Lianyu	None	Feb 8, 2017	1,031.8

December 20, 2007	Ai Hua Zhang	Xian Feng	None	Dec 19, 2017	2,550.0
December 20, 2007	Juan Yang	Xian Feng	None	Dec 19, 2017	2,450.0

Total					114,036.1

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
Indonesia
PT Cakrawala Alam Semesta, or Cakrawala, is an Indonesian company which we control through contractual arrangements and treated as our VIE for accounting purposes. Its only two shareholders are employees of MNC Group. We believe that the terms of our agreements with Cakrawala and its shareholders are no less favorable than we could obtain from disinterested parties.
In July 2010, Cakrawala and our company executed a placement loan agreement pursuant to which we loaned the aggregate principal amount of $35.0 million. Amounts outstanding under this loan facility are due and payable in full on demand at any time by us, and we have the sole right to call for payment or terminate the agreement. Cakrawala agrees that the rate of interest payable to our company is an amount equivalent to the interest paid by the banks in which proceeds from the loan described above are deposited. Cakrawala also may not assign or transfer all or any of its rights or obligations under the placement loan agreement. In 2010, Cakrawala has partially repaid the loan, and as at December 31, 2010, the outstanding loan balance was US$13.9 million.
In addition to irrevocable powers of attorney under which the shareholders of Cakrawala grant a power of attorney to our wholly owned subsidiary Noveltech to exercise all of their shareholder rights with respect to Cakrawala, including convening and voting at shareholder meetings, our contractual arrangements with respect to Cakrawala include the following:
•	Share pledge agreements, under which the shareholders of Cakrawala pledge their shares in that company as security for the loan from our company to Cakrawala;

•
Irrevocable powers of attorney to sell, under which the shareholders of Cakrawala grant a power of attorney to our company to cause the sale of their shares in Cakrawala to any third party designated by us at any time, at such price and upon such terms and conditions as we shall approve;

•
Pledge of operating account, under which Cakrawala pledges to our company all of its rights, title and interest in and to the deposit balances in all current and future bank accounts of Cakrawala to secure the repayment of our loan to Cakrawala;

•
Irrevocable power of attorney to manage operating account, under which Cakrawala grants to our company a power of attorney to exercise all rights for and on behalf of Cakrawala over its banks accounts, including depositing money into or withdrawing money from such accounts, while our loan to Cakrawala remains outstanding; and

•	Assignment of rights to dividends agreements, under which the shareholders of Cakrawala assign to our company all of their rights to any dividends paid by Cakrawala.
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
Revenue recognition
We recognize revenues in the period in which the services are performed or the goods are delivered, provided that persuasive evidence of a contractual arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured.
China VAS & mobile game
Our revenues in the PRC are mainly derived from entertainment-oriented telecom value-added services, including SMS, MMS, WAP, Java games, IVR and CRBT services to phone users through various subsidiaries of China Mobile, China Unicom, China Telecom and China Netcom. Following the restructuring of the Chinese telecommunications industry initiated by the relevant PRC government authorities in May 2008, the previously existing operators have been consolidated into three new operators, namely China Mobile, China Unicom and China Telecom (collectively, the “Operators”), which can offer both mobile and fixed line services. Fees for these services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered. Our China VAS services are provided through codes we own, known as “access codes” or “short codes,” which are special telephone numbers shorter than full telephone numbers widely used for value-added services, such as television program voting, ringtone ordering, charity donations and mobile services.

We contract with the operators for the transmission of telecom value-added services as well as for billing and collection services. We measure our revenues based on the total amount paid by our customers, for which the operators bill and collect on our behalf. For this billing and collection service, the operators retain a fixed percentage fee, which is reflected as a cost of revenue in the financial statements. In addition, for SMS and MMS services, the operators charge us a network usage fee based on a fixed per message rate multiplied by the excess of messages sent over messages received. These network usage fees are likewise retained by the operators, and are reflected as a cost of revenue in the financial statements. Network usage fees charged to us are reduced for messages received by us as the operators separately charge the senders a fee for these transmissions. We have assessed our relationship with the operators and the terms of the fee arrangements under ASC 605-45 (“ASC 605-45”), “Principal Agent Considerations,” and have concluded that reporting the gross amount billed to our customers is appropriate based on the following factors:
•	Our ability to adjust the cost of our services by adjusting the design or marketing of the services;
•	Our ability to control the content of services and suppliers of that content as long as it does not violate applicable PRC law or the relevant policies of the operators;
•	Our assumption of all related legal and commercial risks arising from the content and services provided;
•	Our assumption of risk of non-payment by customers; and
•	Our ability to determine prices within ranges prescribed by the operators.
A substantial portion of our revenue from the PRC is recorded based on monthly statements received from provincial level subsidiaries of the operators. In certain instances, when a statement is not received within a reasonable period of time, we are required to make an estimate of the revenue and cost of revenue earned during the period covered by the statement. On a quarterly basis, we estimate a portion of our revenue using internally generated transmission data and various other assumptions we have developed based on historical experience, that are believed to be reasonable under the circumstances.
We license content from independent content providers. Certain of these agreements determine the fees payable for content based on a percentage of revenues of we generated from the use of the content. We record our revenues inclusive of fees to be paid to content providers as we act as the principal in these arrangements. The fees paid to content providers are recorded in cost of revenue.
Our mobile game service revenue is primarily derived from providing downloadable mobile games products to mobile game operators. We contract with mobile game operators who in turn provide a platform for users to download our mobile games. We earn a fixed fee on a per download basis based on monthly or quarterly statements from the mobile game operators.
Indonesian VAS
Our revenues in Indonesia are derived from entertainment-oriented telecom value-added services to users of mobile telecommunications networks in Indonesia. We provide VAS services through agreements with MNC and Infokom, a related party, who in turn have cooperative arrangements with network operators in Indonesia. We measure our revenues based on the total amount paid by end users, net of any service fees kept by the network operators in Indonesia as well as any fees retained by MNC and Infokom for leasing short codes to us. We have assessed our relationship with MNC, Infokom and the network operators in Indonesia and the terms of the fee arrangements under ASC 605-45, and concluded that reporting the net amount received from MNC and Infokom as revenue is appropriate given that we are not the primary obligor in the arrangement. From the perspective of the network operators in Indonesia, MNC and Infokom are the registered service providers. In addition, from the end users’ perspective, MNC and Infokom are responsible for fulfillment of the services.
A substantial portion of our revenue from Indonesia is recorded based on monthly statements received from MNC and Infokom. In certain instances, when a statement is not received within a reasonable period of time, we are required to make an estimate of the revenues and cost of revenue earned during the period covered by the statement. On a quarterly basis, we estimate a portion of our revenues using internally generated transmission data and various other assumptions we have developed, that are believed to be reasonable under the circumstances.
Media content
Our media sales arrangements are evidenced by individual sales agreements. The prices are stated in the agreements and not subject to adjustment. We recognize revenue from the sale of goods when the risk of loss and title have been transferred to the customer, which usually occurs at the time shipment is made (i.e., destination point). For consignment sales, revenue is recognized when we receive notification that the goods have been sold by our customers.
PC games
We currently provide our PC game services through our subsidiaries, Brilliant, Wang You, and our VIE, Yuan Hang. We receive subscription fees from distributors for the sales of game cards, in either physical or virtual form, with a certain number of game points incorporated in the cards. The corresponding revenue is recognized as the game points are consumed by game players in games. Any sold game cards which are not activated by users and activated points which are not consumed in games constitute deferred revenue. Any game points held by players who are considered to be inactive are deemed consumed and recognized in revenue. The costs of PC game services include the cost of producing the game cards and bandwidth and server leasing charges.

Impairment Charges
Goodwill
Under ASC 350, goodwill is no longer amortized, but tested for impairment upon first adoption and annually (in December of each year) thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. We assess goodwill for impairment in accordance with ASC 350 at the reporting unit level, defined as the operating segment or one level below an operating segment, and recognize impairment in the event that the carrying value exceeds the fair value of each reporting unit. The impairment charge was arrived at after a two-step process required under ASC 350. First, we determined the fair value of the reporting unit using the income approach based on the discounted expected future cash flow associated with this unit. We then compare the fair value of each reporting unit to its carrying value, including goodwill. If the carrying value of a reporting unit exceeds its fair value, we perform the second step to determine the impairment loss which is equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of the goodwill. For the year ended December 31, 2009, impairment charge of $2.5 million was recorded against goodwill assigned to our PC game reporting unit. No impairment of goodwill was recorded in 2008 and 2010.
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
Income Taxes
Our provisions for income taxes, deferred tax assets and liabilities, and the extent to which deferred tax assets can be recognized, require significant management judgment. We make our judgments, assumptions and estimates by taking into account current tax laws and our interpretation of current tax laws. Changes in tax laws or our interpretation of tax laws could significantly impact our provisions for income taxes.
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
We apply ASC 740-10-25, which requires that we recognize and disclose in our financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The determination of the uncertain tax positions depends on our interpretation of relevant tax laws and estimates of the likelihood of our tax positions being sustained on audit. Actual interpretation of relevant tax laws by relevant tax officials may differ from our interpretation and may affect our tax liabilities and operating results.

Short-term Investments
Short-term investments include time deposits with original maturity terms of more than three months but due within one year and marketable equity securities. The marketable securities are classified as available-for-sale and carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are credited or charged to income during the period in which the gain or loss is realized. If we determine a decline in fair value is other than temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment and consideration of various factors including the severity and duration of the impairment, anticipated recovery, financial condition and near term prospects of the investee, and our ability and intent to hold that security until the anticipated recovery in value occurs. Subsequent increases and decreases in the fair value of available-for-sale investments will be included in comprehensive income except for an other-than-temporary impairment, which will be charged to income in the statement of operations and comprehensive income. In 2008, based on our periodical impairment review, we determined that the decline in value of $1.5 million in an investment made in a privately managed fund which invests in marketable equity securities constitutes an other-than-temporary impairment charge. No impairment of short-term investments was recorded in 2009 and 2010.
Share-based Compensation
Effective January 1, 2006, we adopted the provisions of ASC 718 for share-based employee compensation arrangements. The guidance requires the measurement of the cost of employee services received in exchange for an award of equity instruments (such as employee stock options) at the fair value on the grant date. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (the requisite service period). We calculate the fair value of each option grant on the date of grant using the Black-Scholes option pricing model. The Group recognizes the compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period of the award.
The determination of fair value of awards on the grant date using an option pricing model requires a number of complex and subjective assumptions, including our expected share price volatility over the term of the awards, the expected exercise behavior of our staff, and the expected dividend yield. We estimate our share price volatility based on our own historical data. In the absence of sufficient historical data in the exercise behavior of our staff, we estimate for the short term using the simplified method which applies the mid-point of the life of the option and average vesting period.
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

Allowance for Doubtful Receivables
We provide a general provision for doubtful accounts and other receivables based on an aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness and industry trend analysis. We also make a specific allowance if there is strong evidence showing that the receivable is likely to be uncollectible. The assessment of the collectability of each account requires the use of substantial judgment and estimates. As of the end of 2008, 2009 and 2010, the allowance for doubtful accounts was $1.8 million (including discontinued operations of $0.7 million), $2.1 million (including discontinued operations of $0.3 million) and $2.2 million (including discontinued operations of $0.3 million), respectively.
Revenue
As described in “Critical Accounting Policies and Estimates — Revenue and Cost of Revenue Recognition” above, we generate telecom value-added services revenue from service fees paid by mobile device users who use our services through the telecom network operators. Our telecom value-added services fees are charged on a monthly subscription or per use basis. We also derive revenue from media content and PC and mobile games.
PRC Telecommunication Value-added Services
Fees for our 2G SMS-based services in PRC currently range from RMB0.1 ($0.02) to RMB1.95 ($0.29) per message and from RMB5.0 ($0.75) to RMB15.0 ($2.25) per month for subscription services. Fees for 2.5G MMS, WAP and Java services currently range from RMB2 ($0.3) to RMB12.0 ($1.80) per message and from RMB5.0 ($0.75) to RMB15.0 ($2.25) per month for subscription services. Fees for audio-related services range from RMB1.0 ($0.15) to RMB3.0 ($0.45) per audio content download.
Indonesia Telecommunication Value-added Services
In 2010, our VAS revenue in Indonesia was generated from the sale of data-related services. Fees for our 2G SMS-based services in Indonesia currently range from IDR539 ($0.06) to IDR1,978 ($0.22) per message. Fees for 2.5G MMS, WAP and Java services currently range from IDR3,057 ($0.34) to IDR15,195 (1.69) per message.
Gross revenue from sales of VAS in Indonesia represented 2.5% of our total gross revenue in 2010.
Media Content
Revenue from our media content is generated primarily from the sale of VCD, DVD and Blu-Ray discs which are sold mainly to video retail stores at a discount to their retail price and from the distribution of movies to cinema chains which pay the distributor box office takings net of hall rental and distribution costs.
The following table shows the composition of our gross revenue by service category:

	Year ended December 31,
	2008	2009	2010
	%	%	%
Data-related services
China	50	54	50
Indonesia	—	—	2
	50	54	52
Audio-related services
China	42	42	26
Indonesia	—	—	—
	42	42	26
Media content	—	—	17
Mobile games	—	—	3
PC games	3	2	2
Others	5	2	—
Total revenue	100	100	100

In 2008 and 2009, “other” revenue included revenue for content and promotion services provided to other small service providers and technical services provided to a related party, respectively.
Our revenue in 2009 and 2010 also includes revenue from related parties in the amount of $0.7 million and $1.8 million, respectively. The revenue in 2009 was paid by an affiliate of MNC to us in exchange for technical advisory services rendered to the affiliate’s VAS operations in Indonesia. The revenue in 2010 represents revenue generated from VAS services offered by PT Linktone in Indonesia using short codes owned by MNC and its affiliate Infokom.
Cost of Revenue
Our cost of revenue includes the following:
•	Service and network fees payable to the telecom network operators,
•	Payments to certain content and distribution channel providers for the use of their content and channels, and
•	Payments to certain video and theatrical content and distribution channel providers for the use of their content and channels.
Service and network fees are deemed paid when the telecom network operators remit to us our portion of the fees paid by users net of the service and network fees described above.
The following table sets forth the amount of each category of cost of revenue for the periods indicated:

	Year ended December 31,
	2008	2009	2010
	$	$	$
Cost of revenue:
Operators’ fees	16,287,368	15,233,712	24,801,481
Payments to content and distribution channel providers and others	17,550,262	23,707,560	13,511,702
Cost of goods sold in relation to video and theatrical products	—	—	8,824,211

Total	33,837,630	38,941,272	47,137,394

Operating Expenses
Our operating expenses include product development, selling and marketing, general and administrative expenses and provision for impairment.
Product Development Expenses
Our product development expenses consist primarily of the salary and welfare expenses of our technical support team for our VAS business, which is responsible for our LT-IAG technology platform and other technical support, and our product development team, which focuses on aggregating, customizing and localizing our services. This category of expenses also includes depreciation and amortization of computers and software related to the activities of those teams and certain server custody fees.
Our SMS-based content and applications have been principally developed in-house. We develop slightly more than half of our MMS, WAP, Java and audio-related services content in-house with the remainder aggregated from third parties. As of December 31, 2010, approximately 85% of our product development expenses are related to our VAS business in China.

The following table shows the composition of our product development expenditure in China related to our data-related and audio-related services, general office information support and new businesses for the years ended December 31, 2008, 2009 and 2010:

	Year ended December 31,
	2008	2009	2010
	%	%	%
Data-related services	38	29	55
Audio-related services	47	52	29
General office information support	14	15	14
New businesses	1	4	2

	100	100	100

We expect that the portion of our product development expenditures devoted to new businesses (including 3G services for the Indonesian market), particularly mobile games and value-added services to be offered in the other Asian markets we intend to enter, will increase moderately in the future.
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
Provision for Impairment
Provisions for impairments include provisions with respect to short-term investments, other receivables, goodwill and other assets when events or changes in circumstances indicate the carrying value may not be recoverable. In December 2009, we performed impairment tests on goodwill assigned to each reporting unit. We determined the fair value of the reporting units using the income approach based on the discounted expected future cash flows associated with these units. The expected future cash for the PC game reporting unit was revised downward in light of lower than expected revenue earned in the second half of 2009 due to market competition and management reorganization in this reporting unit in the last quarter of 2009. As a result, we recorded an impairment charge of $2.5 million in the PC game reporting unit. In addition, in 2007 we recorded an impairment provision for a loan receivable of $0.7 million in connection with our strategic investment in 9Sky International Ltd., Shanghai Yue Sheng Information Technology Co., Ltd. and Shanghai Yin Zhi Yue Information Technology Co., Ltd., or collectively the 9Sky entities. During 2009, we brought legal action in a court in Shanghai to recover the outstanding loan amount from the founders of 9Sky entities and related entities in China, and a repayment settlement was agreed in October 2009. We received a total repayment of $0.4 million in 2009 and $0.1 million in 2010 and the impairment provision for this loan receivable was reversed by such amounts in 2009 and 2010, respectively. In addition, in 2010, we recorded an impairment of a loan receivable of $1.3 million in connection with our arrangements to distribute U.S. Major League Baseball content, which have been terminated.

Taxation
Under the current laws of the Cayman Islands, British Virgin Islands and United Arab Emirates, we are not subject to a tax on income or capital gains in these jurisdictions. Under the current laws of Hong Kong, Noveltech and Linktone Media are subject to tax on income in Hong Kong at 16.5%. Under the current laws of Singapore, InnoForm is subject to tax on income at 17%. Under the current laws of the Republic of Indonesia, Cakrawala and PT Linktone are subject to tax on income at 25%.
However, our revenue is primarily derived from our affiliated Chinese entities. Prior to January 1, 2008, Chinese companies were generally subject to an Enterprise Income Tax, or EIT, of 33% consisting of a national income tax of 30% and a local tax of 3%.
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
Prior to January 1, 2008, Linktone Consulting, Weilan, Ruida, Wei Lian, Xian Feng, Lang Yi and Xintong were subject to EIT at the rate of 33%. Effective from January 1, 2008, the EIT rate applicable to these entities has been reduced to 25%. For Zhong Tong, Wang You, Linktone Software and Ling Yu, in 2007, they were subject to a preferential national income tax of 15% and were exempt from local tax due to the fact that they are located in economic development zones in either coastal cities or Shanghai Pudong New District. These entities were subject to a transitional tax rate of 18%, 20% and 22%, in 2008, 2009 and 2010, respectively.
Huitong and Linktone Internet qualified as “foreign investment production enterprises established in a coastal economic development zone in an old urban district.” For Huitong, in 2007, the national income tax and local income tax rates applicable to Huitong were 12% and 1.5%, respectively, as it was entitled to a 50% reduction from the standard national income tax rate of 24% and local income tax rate of 3% applicable to qualified “foreign investment production enterprises established in a coastal economic development zone in an old urban district” under the tax rules in effect at that time. Effective from 2008, Huitong was subject to a unified EIT rate of 25% under the new EIT law. In 2009, Huitong was considered a high and new technology enterprise and enjoys a reduced tax rate of 15% from 2009 to 2011.
Linktone Internet was entitled to a 50% reduction from the then standard tax rate in 2007, 2008 and 2009. Therefore, in 2007, Linktone Internet was subject to a national income tax and a local income tax rate of 12% and 1.5%, respectively, and in 2008 and 2009, it was subject to an EIT rate of 12.5%. Its applicable tax rate starting in 2010 is 25%.
Our affiliated Chinese entities Unilink, and Qimingxing are currently considered “small businesses,” and in 2007, they were subject to a 3.3% tax on the difference between revenue and costs of services and other income. Their net profits for the year were subject to a further 20% personal income tax, levied as if these profits were distributed to the shareholders. In 2008 and 2009, Lian Yu was also considered a small business and Lian Yu Unilink and Qimingxing were subject to a 2.5% tax on revenue and other income. Their net profits for the year were subject to a further 20% personal income tax, levied as if these profits were distributed to the shareholders. As confirmed with the relevant tax offices, Unilink and Qimingxing are still considered as small businesses in 2010.

Prior to January 1, 2008, Yuan Hang, Cosmos, Lian Fei and Beijing Ojava qualified as “high and new technology” enterprises, and were therefore entitled to: (i) with respect to Cosmos, Lian Fei and Beijing Ojava, a three year national and local tax exemption followed by three years of 50% reduction in national and full exemption in local income tax rates, commencing from the first year of operations and (ii) with respect to Yuan Hang, a two year national and local tax exemption followed by three years of 50% reduction in national and full exemption in local income tax rates, commencing from the first year of profitability. These enterprises were also subject to a preferential statutory rate of 15% which comprises 15% national income tax and zero local income tax prior to January 1, 2008. Under the new EIT law, these entities’ qualifications as high and new technology enterprises are subject to a re-assessment by the relevant government authorities. Yuan Hang, Cosmos and Beijing Ojava passed their respective annual assessments for 2008 and continued to be entitled to preferential tax rate of 15% for three years from 2008 to 2010. Lian Fei did not qualify as a high and new technology enterprise, and its applicable tax rate in 2008, 2009 and 2010 was 25%.
The new EIT law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax laws and rules. A lower withholding tax rate of 5% will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, are subject to a 5% rate. Nevertheless, the PRC State Administration of Taxation promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant tax treaty benefits. It is unclear at this early stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. It is possible, however, that under Circular 601 our Hong Kong subsidiaries would not be considered to be the beneficial owners of any such dividends, and that such dividends would as a result be subject to income tax withholding at the rate of 10% rather than the favorable 5% rate applicable under the tax treaty between mainland China and Hong Kong. The shareholdings in our Chinese subsidiaries have been transferred to two holding companies incorporated in Hong Kong, except for Wang You, Ruida and Linktone Software which are either dormant or loss making entities. According to the relevant PRC regulations, dividends on profits earned before January 1, 2008 are not subject to the withholding income tax, while dividends on profits earned after January 1, 2008 are subject to the withholding income tax. However, as of December 31, 2010, we did not make any provision on withholding tax of profits earned by some of our subsidiaries in 2010 because based on our business plan for the next few years, we do not plan to distribute retained earnings of our Chinese subsidiaries as we intend to retain such cash for re-investment in our Chinese operations. See Item 3.D. “Risk Factors — Risks Related to Doing Business in China — Any changes to our tax incentives could have a material adverse effect on our operating results. Our foreign ADS holders may be subject to PRC withholding tax on the dividends payable by us and upon gains realized on their sales of our ADSs if we are classified as a PRC ‘resident enterprise.’ ”
In addition, the Chinese tax system is generally subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are uncertain. There can be no assurance that changes in Chinese tax laws or their interpretation or application will not subject our PRC entities to substantial Chinese taxes in the future. As and when the PRC government announces additional implementation regulations for the new EIT law, we will assess their impact, if any, and any change in accounting estimates will be accounted for prospectively.

Payments for software license fees and related technical consulting services provided by Huitong and Linktone Internet to some of our Chinese affiliated companies are subject to a 17.0% value-added tax, or VAT. Under applicable tax regulations, Huitong and Linktone Internet are entitled to a tax refund equivalent to the portion of VAT expense that is in excess of 3.0%. This VAT expense is shown in our “Consolidated Statements of Operations and Comprehensive Income” as a reduction in our revenue. For the years ended December 31, 2008, 2009 and 2010, Huitong and Linktone Internet paid VAT in a total amount of $3.6 million, $3.9 million and $3.9 million, respectively, and received VAT refunds of $3.0 million, $2.3 million and $1.6 million, respectively. As of December 31, 2008, 2009 and 2010, Huitong and Linktone Internet accrued a VAT refund receivable of $1.2 million, $2.0 million and $2.8 million, respectively, and payable of $1.4 million, $1.3 million and nil, respectively.
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
Subject to the approval of the relevant tax authorities, we had total tax loss carry forwards of approximately $23.1 million attributed to 10 PRC subsidiaries (including those from the discontinued operations of $16.1 million) as of December 31, 2010. The net operating losses will expire between 2010 and 2014. These tax loss carry forwards give rise to potential deferred tax assets totaling $6.2 million (including those from the discontinued operations of $4.4 million). For more information regarding our tax loss carry forwards and deferred tax assets, see “— Critical Accounting Policies and Estimates — Income Taxes” above. In addition, in 2007, we recorded an unrecognized tax benefit of $0.1 million related to promotional and research and development expenses. All of the unrecognized tax benefit, if recognized, would impact income tax expenses. It is possible that the amount of unrecognized tax benefit will change in the next twelve months. This balance has remained unchanged and has been carried forward in each of the years ended December 31, 2008, 2009 and 2010. We have recognized interest and penalties related to these uncertain tax positions in income tax expense. We recorded interest of $0.1 million as of December 31, 2009 and 2010.
Discontinued Operations
We, through our affiliated Chinese entities, Ling Yu and Lang Yi, acted as the exclusive advertising agent for QTV and TJSTV prior to the termination of the exclusive advertising arrangements with QTV and TJSTV in July 2008 and September 2008, respectively. Our results from the related advertising services provided by us are reported in our consolidated financial statements as discontinued operations for 2008, 2009 and 2010.
In 2008, the key costs of our discontinued operations included amortization of the payments made to acquire the rights to serve as the advertising agent for QTV and TJSTV, annual operating fees to QTV and its affiliate, landing fees to secure landing rights for QTV in cities in China and television program production costs such as costs for purchasing, acquiring the distribution rights for or revenue sharing arrangements for programs produced by other production companies, as well as production costs paid to production companies for producing the television programs we developed.

Results of Operations
The following table sets forth a summary of our consolidated statements of operations and comprehensive income for the periods indicated and as a percentage of gross revenue. Our historical operating results are not necessarily indicative of the results for any future period.

	Year ended December 31,
	2008		2009		2010
	$	%	$	%	$	%
Gross revenue	67,025,802	100.0	62,216,694	100.0	71,708,025	100.0
Sales tax	(2,520,119)	(3.8)	(2,303,289)	(3.7)	(2,087,121)	(2.9)

Net revenue	64,505,683	96.2	59,913,405	96.3	69,620,904	97.1
Cost of revenue	(33,837,630)	(50.4)	(38,941,272)	(62.6)	(47,137,394)	(65.7)

Gross profit	30,668,053	45.8	20,972,133	33.7	22,483,510	31.4
Operating expenses:
Product development	(3,177,071)	(4.7)	(3,316,507)	(5.3)	(2,811,783)	(3.9)
Selling and marketing	(13,130,513)	(19.6)	(9,318,469)	(15.0)	(8,377,743)	(11.7)
General and administrative	(9,901,474)	(14.8)	(8,220,999)	(13.2)	(12,325,334)	(17.2)
Provision for impairment	—	—	(2,068,127)	(3.3)	(1,102,265)	(1.5)

Total operating expenses	(26,209,058)	(39.1)	(22,924,102)	(36.8)	(24,617,125)	(34.3)
Income (loss) from continuing operations	4,458,995	6.7	(1,951,969)	(3.1)	(2,133,615)	(3.0)
Interest income, net of financial expenses (1)	1,728,654	2.5	1,614,575	2.6	2,278,593	3.2
Other income, net of other expenses	384,553	0.6	431,005	0.7	701,884	1.0
Other-than-temporary impairment loss on investments	(1,476,937)	(2.2)	—	—	—	—

Income (loss) before tax	5,095,265	7.6	93,611	0.2	846,862	1.2
Income tax expense	(786,057)	(1.2)	(579,270)	(0.9)	(1,439,261)	(2.0)

Net income (loss) from continuing operations	4,309,208	6.4	(485,659)	(0.7)	(592,399)	(0.8)
Net income (loss) from discontinued operations	(20,807,008)	(31.0)	596,551	(1.0)	315,256	0.4

Net income (loss)	(16,497,800)	(24.6)	110,892	(0.3)	(277,143)	(0.4)

(1)	Interest income included $64,773, $325,080 and $85,594 from related parties for the years ended December 31, 2008, 2009 and 2010, respectively.
Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
Gross Revenue

	Year ended December 31,
	2008	2009	2010
	$m	$m	$m
Data-related services
China	33.6	34.0	35.7
Indonesia	—	—	1.8

	33.6	34.0	37.5

Audio-related services
China	28.1	26.0	18.7
Indonesia	—	—	—

	28.1	26.0	18.7
Media content	—	—	12.2
Mobile games	—	—	2.0
PC games	2.0	1.1	1.3
Others	3.3	1.1	—

Total revenue	67.0	62.2	71.7

Gross revenue increased by 15.3% from $62.2 million in 2009 to $71.7 million in 2010, primarily due to the commencement of revenue from media content in 2010, offset in part by a decrease in revenue from audio-related services.
Data-related services increased by 10.3% from $34.0 million in 2009 to $37.5 million in 2010 primarily due to the acquisition of PT Linktone, which operates our VAS business in Indonesia, in September 2010 and an increase in MMS revenue in China.
Audio-related services decreased by 28.1% from $26.0 million in 2009 to $18.7 million in 2010 primarily due to lower sales of IVR services resulting from new restrictions imposed by the operators in China with respect to IVR services offered in connection with interactive programs implemented starting in March 2010.

Media content revenue includes sales of DVDs, VCDs, Blu-rays, theatrical content and other services by InnoForm, in which we acquired a 50% interest in March 2010 and an additional 25% interest in June 2010. There was no such revenue in 2009.
Mobile games revenue represents revenue generated from the license of the right to use, or revenue-sharing arrangements for the operation of, games developed by Letang, in which Weilan acquired a controlling stake in January 2010.
PC games revenue remained relatively stable at $1.3 million in 2010 as compared to $1.1 million in 2009.
Other services decreased from $1.0 million in 2009 to nil in 2010 primarily due to the expiration of service contracts in 2009.
Cost of Revenue
Cost of revenue increased by 20.8% from $39.0 million in 2009 to $47.1 million in 2010, primarily due to the inclusion of InnoForm’s $9.3 million cost of revenue related to the distribution and sales of its entertainment and edutainment products, partially offset by a $1.0 million decrease in cost of VAS service fees which declined as a result of a decline in VAS revenue.
Operating Expenses
Operating expenses increased by 7.4% from $22.9 million in 2009 to $24.6 million in 2010, primarily as a result of higher general and administrative expenses, partially offset by (i) lower provision for impairment (ii) lower selling and marketing expenses and (iii) lower product development expenses.
As a percentage of gross revenue, operating expenses decreased from 36.8% in 2009 to 34.3% in 2009.
General and administrative expenses increased by 50% from $8.2 million in 2009 to $12.3 million in 2010, primarily due to general and administrative expenses of subsidiaries acquired during the year.
Product development expenses decreased by 15.2% from $3.3 million in 2009 to $2.8 million in 2010 primarily due to lower office rentals, outsourcing fees and office expenses. The decrease in office rental is due to the expiration and non-renewal of certain rental agreements in 2010 as part of our efforts to better utilize office space. The decrease in outsourcing fees and office expenses is due to reduced efforts in developing IVR services which was in line with the decline in IVR revenue.
Selling and marketing expenses decreased by 9.7% from $9.3 million in 2009 to $8.4 million in 2010, primarily due to fewer marketing activities via operator channels conducted by our VAS unit during the year.

Provision For Impairment
In 2009, we recorded an impairment charge of $2.5 million related to goodwill from our PC game business, which was offset by $0.4 million related to partial recovery of certain overdue loans extended by our company to 9Sky entities. In 2010, we recorded an impairment charge of $1.3 million related to loans extended by our company to Allied Pacific Sports Baseball Network Limited, or APBNL, in which we hold a direct 45% equity interest and an indirect interest through our 30% equity interest in APBNL’s other shareholders, Allied Pacific Sports Network Limited, or APSN, which was partially offset by a reversal of provision for impairment of $0.1 million related to partial recovery of certain overdue loans extended by our company to 9Sky entities. The loans to APBNL and APSN were made in connection with the distribution of certain U.S. Major League Baseball-related interactive rights in selected countries in Asia, which arrangement was subsequently terminated. See “- Provision for Impairment” above.
Interest and Other Income
Interest income increased by 43.8% from $1.6 million in 2009 to $2.3 million in 2010, primarily due to an increase in interest-bearing short-term investments by 73.1% from $19.7 million in 2009 to $33.8 million in 2010.
Other income increased by 75% from $0.4 million in 2009 to $0.7 million in 2010. In 2010, other income mainly comprises subsidy income from local governments based on business and tax refunds.
Income Tax Expense
Income tax expense increased by 133.3% from $0.6 million in 2009 to $1.4 million in 2010. The increase was in line with the increase in profitability of our Chinese subsidiaries and VIEs and the inclusion of our profitable Indonesian subsidiary that was acquired during 2010.
Discontinued Operations
We generated net income of $0.6 million and $0.3 million from discontinued operations in 2009 and 2010. The net income in 2010 resulted from the settlement of certain accounts payable by suppliers.
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
Gross Revenue
Gross revenue decreased by 7.2% from $67.0 million in 2008 to $62.2 million in 2009, primarily due to decreases in revenue from 2.5G services (WAP and MMS), audio-related (CRBT) services and other services. Our 2G services revenue increased by 16.4% from $27.5 million in 2008 to $32.0 million in 2009. Our 2.5G services revenue decreased by 67.7% from $6.2 million in 2008 to $2.0 million in 2009. Our audio-related services revenue decreased by 7.5% from $28.1 million in 2008 to $26.0 million in 2009. Other services primarily include the provision of VAS-related content, marketing and technical services to certain small service providers in China and an affiliate of MNC. Revenue from these services amounted to $3.0 million in 2008 but decreased to $1.1 million in 2009, which included a service fee of $0.7 million from providing VAS-related marketing and technical services to GTS Far East Ltd., an affiliate of MNC with VAS business operations in the Republic of Indonesia.
In 2009, SMS, IVR, CRBT and 2.5G (MMS, Java and WAP services) accounted for 51.4%, 32.8%, 9.0% and 3.2%, respectively, of our gross revenue. Telecom value-added revenue related to services offered to China Telecom, China Unicom, and China Mobile customers represented 12.6%, 9.5% and 74.4% of our total revenue in 2009, respectively, compared to 11.3%, 7.7% and 73.1%, respectively, in 2008.

Revenue from our IVR services increased by 14.6% from $17.8 million in 2008 to $20.4 million in 2009. The number of dial-ins, based on our internal records, for our IVR services increased by 21.5% primarily due to cooperation projects with more business partners with appealing content. However, the average fee per dial-in in U.S. dollar terms decreased by 6.0% due to a change in product mix as a result of the growth in cooperation projects focusing on shorter dial-in interactive programs over radio and television. Revenue from our CRBT services decreased by 45.6% from $10.3 million in 2008 to $5.6 million in 2009, primarily due to a decrease in the number of promotion activities such as singer fan club activities and certain song promotion activities held by provincial offices of the operators with us during 2009.
Revenue from our MMS and WAP services decreased significantly from $5.3 million in 2008 to $0.8 million in 2009. This was primarily due to a lack of appealing content and effective distribution channels to promote these services. In addition, our WAP revenue was affected by a change in the operators’ policy which prevent all service providers from charging for WAP services since November 2009.
Other services decreased by 63.3% from $3.0 million in 2008 to $1.1 million in 2009 primarily due to the expiration of certain service contracts in early 2009.
Cost of Revenue
Cost of revenue increased by 15.4% from $33.8 million in 2008 to $39.0 million in 2009, primarily due to the fact that a larger proportion of our revenue in 2009 was generated by revenue-sharing arrangements with handset manufacturers and handset designers for our SMS and with radio program producers for our IVR, with the fees payable to such parties included in cost of revenue.
Operating Expenses
Operating expenses decreased by 12.6% from $26.2 million in 2008 to $22.9 million in 2009, primarily as a result of (i) lower selling and marketing expenses as a larger portion of our revenue in 2009 was generated from revenue sharing arrangements and cooperation projects, and expenses incurred therefrom are recorded as cost of revenue and not selling and marketing expenses, and (ii) lower general and administrative expenses, offset by (iii) a provision for impairment on the goodwill assigned to our PC game reporting unit.
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
Selling and marketing expenses decreased by 29.0% from $13.1 million in 2008 to $9.3 million in 2009, primarily because we increased our reliance on revenue sharing arrangements and cooperation projects with handset manufacturers, handset designers and radio program producers in 2009, and expenses incurred therefrom are recorded as cost of revenue rather than selling and marketing expenses. Expenses for marketing, advertising and promotional activities for our telecom value-added services decreased from $9.5 million, or 36.3% of our total operating expenses in 2008, to $6.8 million, or 29.7% of our total operating expenses in 2009.
General and administrative expenses decreased by 17.2% from $9.9 million in 2008 to $8.2 million in 2009, primarily due to lower stock compensation costs and depreciation charges and the implementation of cost-control measures that reduced expenses in personnel costs, traveling, professional service fees and office rentals.

Provision For Impairment
In 2009, we recorded an impairment charge of $2.5 million related to goodwill from our PC game business, which was offset by $0.4 million related to partial recovery of certain overdue loans extended by our company to 9Sky entities. See “- Provision for Impairment” above.
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
Discontinued Operations
We generated net income of $0.6 million from discontinued operations in 2009 and incurred a net loss of $20.8 million in 2008. The net income in 2009 resulted from a reversal of certain provisions for doubtful accounts receivable as cash was subsequently collected from customers and a lower amount of payables was finalized with suppliers.
Liquidity and Capital Resources
Our primary sources of liquidity are the proceeds from our initial public offering in March 2004 and cash flow from operations, as well as the investment in our company by MNC in 2008. The following table sets forth the summary of our cash flows for the periods indicated:

	Year ended December 31,
	2008	2009	2010
	$	$	$
Net cash provided by operating activities of continuing operations	7,970,372	546,684	1,237,562
Net cash (used in)/provided by operating activities of discontinued operations	(10,799,804)	4,395,367	—
Net cash used in investing activities of continuing operations	(12,887,561)	(6,480,967)	(25,686,289)
Net cash used in investing activities of discontinued operations	(16,210)	—	—
Net cash provided by/(used in) financing activities of continuing operations	57,359,539	(438,160)	3,188,321
Effect of exchange rate change on cash	641,903	(139,594)	658,652

Net increase/(decrease) in cash and cash equivalents	42,268,239	(2,116,670)	(20,601,754)
Cash and cash equivalents, beginning of year	39,325,584	81,593,823	79,477,153

Cash and cash equivalents, end of year	81,593,823	79,477,153	58,875,399

The ability of our PRC subsidiaries to obtain cash or other assets from our affiliated Chinese entities, Weilan, Unilink, Yuan Hang, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava, Xian Feng depends on the effectiveness and enforceability of our agreements with those entities and their owners. A description of these agreements is set forth under “— Arrangements with Consolidated Affiliates” above. In turn, the ability of our PRC subsidiaries to convert Renminbi into U.S. dollars and transfer them to our company is subject to the Chinese foreign exchange regulations, including primarily the restriction on foreign invested enterprises that they may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents.
Operating Activities of Continuing Operations
Cash provided by operating activities was $8.0 million, $0.5 million and $1.2 million in 2008, 2009 and 2010, respectively. The movements in cash provided by operating activities were generally in line with the movements in operating income/(loss) from continuing operations, excluding non-cash income statement items such as depreciation and amortization.
Operating Activities of Discontinued Operations
Cash used in operating activities of discontinued operations was $10.8 million in 2008 and cash provided by operating activities of discontinued operations was $4.4 million and nil in 2009 and 2010, respectively. The cash outflow for discontinued operations in 2008 was primarily related to the payments made in connection with the advertising arrangements with QTV and payments for establishing the relationship with TJSTV which commenced in January 2008 and were terminated in July 2008 and September 2008, respectively. The cash inflow for discontinued operations resulted from a refund of $3.5 million from TJSTV for prepayment of annual advertising fees relating to the last quarter of 2008 after the termination of the contract with TJSTV in September 2009 and certain cash collected by our VIEs from customers for advertisements on TJSTV prior to September 2009.
Investing Activities of Continuing Operations
Cash used in investing activities was $12.9 million, $6.5 million and $25.7 million in 2008, 2009 and 2010, respectively. In 2008, net cash used in investing activities primarily consisted of an increase in short-term investments of $7.9 million and an investment of $5.0 million in a private managed fund. In 2009, net cash used in investing activities primarily consisted of an increase in short-term investments of $4.9 million and $1.9 million cash paid in connection with financing arrangements involving PT MNC Sky Vision, an affiliate of our controlling shareholder, MNC, and Humax Co., Ltd., offset by cash of $0.4 million collected from 9Sky entities. In 2010, net cash used in investing activities primarily consisted of short-term investments of $20.1 million, and business acquisitions of $13.7 million, partially offset by proceeds received from the maturity of time deposits of $7.6 million, proceeds received from the disposal of property and equipment of $2.0 million and net loans repayment from related party of $0.9 million.
Investing Activities of Discontinued Operations
Cash used in investing activities of discontinued operations was $0.02 million, nil and nil in 2008, 2009 and 2010, respectively.

Financing Activities of Continuing Operations
In 2008, cash provided by financing activities was $57.4 million, primarily consisting of the strategic investment by MNC of $68.4 million, which was partially offset by professional and other fees incurred by our company in connection with the MNC strategic investment in the amount of $3.3 million and a loan to a related party in the amount of $7.8 million. In 2009, cash used in financing activities was $0.4 million, consisting of the payment of remaining legal fees of $0.5 million in connection with the investment by MNC which was offset in part by the net proceeds from the exercise of stock options. In 2010, cash provided by financing activities of $3.2 million, was from bank borrowings.
We have no written treasury or borrowing policy. We keep almost all of our cash in U.S. dollar or RMB or Indonesian rupiah denominated bank accounts, short-term time deposits or short-term, investment grade fixed income securities for two principal purposes: to finance our operations and to manage the interest rate and currency risks arising from our operations. We adjust the amount of cash held in U.S. dollars, RMB and Indonesian rupiah from time to time to maximize our interest rate returns and to ensure that we have sufficient RMB for our operational needs, including for lease and other commitments. We have not historically financed our operations through borrowings and have not used derivative instruments to hedge against market risks.
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
Our total expenditures for research and development were $3.2 million, $3.3 million and $2.8 million for the years ended December 31, 2008, 2009 and 2010, respectively. We expanded our product development department in October 2008 by establishing a dedicated mobile games product development team and an overseas product development team to focus on our new businesses in these two areas. Due to a change in strategy by our management, we decided to terminate the mobile games product development department in September 2009, and we bought a controlling interest in a private Chinese company specializing in the development of mobile games and PC games, Letang, in January 2010.
We develop a portion of the content for our services in-house and aggregate it from domestic and international providers or through acquisitions. We plan to enter into additional relationships with domestic and international providers, in particular with respect to the development of games and content for all of our 2.5G services which we are developing, in order to fully utilize the technological benefits of 2.5G and the sophisticated premium content which users will demand. We are also developing 3G services for the Indonesian market. For aggregated third-party content, most of our efforts involve customization, localization and related development activities of the content for the Chinese market to create appealing, user-friendly products.

Certain provincial and local offices of the telecom network operators use different software and technology. Our product development department must conform our services so that they are interoperable with the networks of each network operator in China and Indonesia at all levels.
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
While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business. We have registered 12 and 8 primary internet domain names in PRC and Singapore, respectively. Their domain names in English and Chinese are listed below:

PRC	Singapore
linktone.com	innoform.com.sg
vrhappy.com	innoform.com.my
vrhappy.net	innoform.com.hk
mhappy.net	innoform.com.tw
my1828.com	innokidz.com.sg
.com	innokidz.com.hk
.com	all-entertainment .com.sg
.com	ltongroup.com
linktone.mobi
go368.net
uwise.com.cn
ojava.com
As of December 31, 2010, we had registered 107 trademarks with China Trademark Office, relating to our company name and logo and some of our services. We are in the process of applying for 34 additional trademarks in China. We have no trademarks registered in the other markets in which we operate, including Indonesia.
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

As of December 31, 2010, we had also obtained 27 copyright certificates in China for cartoons and images and 40 copyright certificates for computer software.
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
Tabular Disclosure of Contractual Obligations
We have entered into leasing arrangements relating to our office premises with third parties. As of December 31, 2010, we had no commitments beyond three years. The following table sets forth our commitments as of December 31, 2010:

Office Premises
$
Less than one year	518,093
One to three years	205,386

Total	723,479

Inflation
The inflation rate in China increased in 2010. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 5.9%, (0.7%) and 4.8% in 2008, 2009 and 2010, respectively. Inflation has had and it may continue to have an impact on the costs of our operations, particular personnel-related costs.

Inflation rates in Singapore and Indonesia increased between 2009 and 2010 from 0.6% to 2.8% and 2.78% to 6.96%, respectively, according to the Singapore Statistics Department and Bank Indonesia.

Item 6.	Directors, Senior Management and Employees
A. Directors and Senior Management
The names of our current directors and executive officers, their ages and the principal positions with Linktone held by them, as of April 30, 2011, are as follows:
Directors and Officers (1)

Name	Age	Position	Class
Hary Tanoesoedibjo	45	Chairman of our board and Chief Executive Officer	III
Oerianto Guyandi(2)	43	Director	II
Peck Joo Tan	49	Director and Chief Financial Officer	III
Billy Hsieh (3)	54	Director	I

(1)	Our director, Thomas Hubbs, and our chief financial officer and deputy chief executive officer, Colin Sung, resigned in January 2011.

(2)	Member of nominating and compensation committee.

(3)	Member of audit committee.
Our Amended and Restated Memorandum and Articles of Association provide for the division of our board of directors into three classes. Our Class I director is Billy Hsieh, our Class II director is Oerianto Guyandi and our Class III directors are Hary Tanoesoedibjo and Peck Joo Tan. The current terms of the Class I, II and III directors expire upon the election and qualification of directors at the annual general meetings to be held in 2011, 2012 and 2013, respectively. At each annual general meeting, directors who are elected will serve a three-year term until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company.
Biographical Information
Hary Tanoesoedibjo has served as the Chairman of our board since April 2008 and as our Chief Executive Officer since May 2009. He has been the President Director and Chief Executive Officer of MNC since March 2004. Also, he has been the President Director, Group President and Commissioner of PT Bhakti Investama Tbk., an investment company in Indonesia, PT Global Mediacom Tbk., a media company in Indonesia, PT MNC Sky Vision, a satellite television station in Indonesia, and PT Rajawali Citra Televisi, a privately owned television network in Indonesia, since June 2009, April 2002, July 2004, December 2006 and April 2008, respectively. He has been the director of MNC International Ltd. and MNC International Middle East Limited since March 2007 and May 2007, respectively. All these companies are affiliates of MNC. He received a Bachelor of Commerce (Honors) degree from Carleton University and a Master of Business Administration degree from Ottawa University.
Oerianto Guyandi has served on our board since July 2009 and has been a director of MNC since June 2009, as well as the Chief Financial Officer of PT Global Mediacom Tbk., the parent holding company of MNC, since December 2008. He has extensive experience in accounting and financial services. He held several senior positions in companies which are affiliates of MNC, such as a director of MNC International Ltd. and MNC International Middle East Limited since December 2007 and May 2010, respectively, a managing director at PT Rajawali Citra Televisi Indonesia, or RCTI, and PT Global Informasi Bermutu from 2007 to 2008, a director of finance at PT MNC Sky Vision from 2004 to 2008, a director of operations at RCTI from 2001 to 2004 and head of investment banking of PT Bhakti Investama & Bhakti Capital Indonesia from 1999 to 2001. His career began in the public accounting firm of Prasetio Utomo & Co. and in Salim Group. He holds a Bachelor’s degree in Economics in Accounting from the University of Indonesia and a Bachelor’s degree in Agricultural Engineering from Institute Pertanian Bogor in Indonesia.

Peck Joo Tan has served on our board since December 2010 and since June 2010 has served as a managing director of the international business division of PT Media Nusantara Citra Tbk, the indirect majority shareholder of Linktone. Prior to that, she held various regional financial and general management positions in the Asian offices of MediaCorp Pte Ltd, Heinz, Pepsi, Fritolay, Starbucks and Delifrance. Ms. Tan graduated with a degree in Accountancy from the National University of Singapore and is a member of the Institute of Certified Public Accountants of Singapore and Institute of Marketing of the United Kingdom.
Billy Hsieh has served as an independent director since February 2011. He replaced Thomas Hubbs who resigned to pursue other professional commitments. Mr. Hsieh joined PricewaterhouseCoopers in San Francisco in 1986, was admitted as a partner in 1996 and served in its Shanghai office from 1996 until his retirement in 2010. He has over 15 years of experience advising multinational corporations about doing business in China, including experience in market entry and development, mergers and acquisitions, tax advisory and other activities in China. He graduated with a Bachelor of Science degree in Accounting from St. John’s University and a law degree from the University of California, Hastings College of the Law, both in the United States. He is licensed as a certified public accountant in California and is a member of the California bar.
Hary Tanoesoedibjo and Oerianto Guyandi were appointed in connection with MNC’s strategic investment in our company, which was completed in April 2008. As of April 30, 2011, MNC held 58.2% of our total outstanding ordinary shares.
B. Compensation
Director Compensation
In 2010, we paid an aggregate of approximately $0.2 million to our non-executive directors. During 2010, no stock options to purchase our ordinary shares were granted to our non-executive directors. Directors who are also employed by our company do not receive separate fees as our directors.
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
Executive Officer Compensation
In 2010, we paid an aggregate of $0.7 million of basic salary and benefits to our executive officers, including the chief financial officer and deputy chief executive officer, Colin Sung, who tendered his resignation during the year. No options were granted to our executive officers in 2010.

Employment Agreements
We have entered into an employment agreement with Hary Tanoesoedibjos. In addition, Peck Joo Tan has executed an appointment letter with InnoForm and is in the process of entering into an employment agreement with our company.
The employment agreement between Hary Tanoesoedibjo and us is an open-term contract and Mr. Tanoesoedibjo is not entitled to any severance benefits under his employment agreement.
Under the appointment letter with InnoForm, Peck Joo Tan agreed, among other things, to assign all rights in company-related inventions to us, and to keep our proprietary information confidential. In addition, Ms. Tan is prohibited from directly or indirectly (i) being employed by or participate in the management or operation of any business or entity that is or may be directly competitive with and offering similar products or services as us, for a period after termination of employment for any reason of one year if that business or entity is in Indonesia or for a period of three months if that business or entity is outside Indonesia, (ii) soliciting for employment any person who was employed by us during his/her employment with us, for a period of six months after termination of employment for any reason or (iii) soliciting or doing business with any supplier or agent of any supplier of ours during her employment with us, for a period of six months after termination of employment for any reason.
We do not have any service contracts with non-executive directors providing for benefits upon termination of service.
Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
Our executive officers did not exercise any stock options in 2010.
Summary of Stock Plans
2003 Stock Incentive Plan
Our board of directors and shareholders adopted our 2003 Plan in November 2003. Under the 2003 Plan, we may grant awards (as defined below), including incentive stock options (also known as ISOs) within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, to qualifying plan participants who are located in the U.S. or who are U.S. taxpayers. As of December 31, 2010, our board of directors had authorized the issuance of an aggregate of up to 56,160,562 of our ordinary shares under the 2003 Plan. A general description of the terms of the 2003 Plan is set forth below.
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
Evergreen Provision. The 2003 Plan includes a mechanism for an automatic annual increase in the number of ordinary shares available under the plan equal to the lesser of 2.5% of the total shares outstanding or 15,175,000 ordinary shares. This mechanism is known as an “evergreen provision.” Pursuant to the evergreen provision, as of January 1, 2011 the number of ordinary shares available under the 2003 Plan increased by 10,528,253 shares, resulting in a total of 66,688,815 shares authorized for issuance under the 2003 Plan.
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
During 2010, our board of directors met in person or by phone four times. All of the directors who were serving in office during 2010 attended all the meetings of our board of directors and its committees on which such director served after becoming a member of our board of directors. We have no specific policy with respect to director attendance at our annual general meetings of shareholders. Our board has determined that one of our directors serving in office as of December 31 2010, Mr. Hubbs, was “independent” as that term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules. As a “Controlled Company” as defined in the NASDAQ Listing Rules due to the fact that more than 50% of our voting power is held by MNC, we are exempted from the NASDAQ requirement that a majority of our directors qualify as independent directors.
Our board has two committees: the audit committee and the nominating and compensation committee.
During 2010, our audit committee held four meetings. As of December 31, 2010, the sole member of our audit committee was Thomas Hubbs (Chairperson), who was a non-employee director as such term is defined in Rule 16b-3 under the Exchange Act. Our board of directors has determined that the member of our audit committee is “independent” as that term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules. Our board has further determined that Mr. Hubbs was an “audit committee financial expert” as defined by applicable rules of the SEC.
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
Our nominating and compensation committee did not hold any meeting in 2010. As of December 31, 2010, the sole member of our nominating and compensation committee was Oerianto Guyandi (Chairperson). The functions of our nominating and compensation committee are to monitor the size and composition of our board of directors and consider and make recommendations to our board of directors with respect to the nomination or election of directors. This committee also reviews and makes recommendations to our board regarding our compensation policies and all forms of compensation, including annual salary and bonuses, to be provided to our executive officers and directors and reviews stock compensation arrangements for all of our other employees.

Our nominating and compensation committee will consider and make recommendations to our board of directors regarding any shareholder recommendations for candidates to serve on our board of directors. Our nominating and compensation committee will review periodically whether a more formal policy should be adopted. Shareholders wishing to recommend candidates for consideration by our nominating and compensation committee may do so by writing to the Vice President of Legal Affairs of Linktone Ltd. at 27/F, Building 1, Landmark Towers, 8 North East Third Ring Road, Chao Yang District, Beijing 100004, People’s Republic of China, providing the candidate’s name, biographical data and qualifications, a document indicating the candidate’s willingness to act if elected, and evidence of the nominating shareholder’s ownership of our company’s ordinary shares or ADSs at least 120 days prior to the next annual general meeting to assure time for meaningful consideration by our nominating and compensation committee. There are no differences in the manner in which our nominating and compensation committee evaluates nominees for director based on whether the nominee is recommended by a shareholder. We currently do not pay any third party to identify or assist in identifying or evaluating potential nominees.
No interlocking relationships have existed between our board of directors or nominating and compensation committee and the board of directors or compensation committee of any other company.
D. Employees
As of December 31, 2008, 2009 and 2010, we had 299, 270 and 472 full-time employees, respectively.
The following table summarizes the functional distribution of our full-time employees as of December 31, 2008, 2009 and 2010:

	As of December 31,
Department	2008	2009	2010
Management	2	2	10
Sales and Marketing	71	70	130
Product Development	78	72	90
Content Development	—	—	51
Finance	28	22	34
Operations	—	—	32
Warehouse and Store	—	—	26
Technical Support	52	35	24
Customer Service	31	27	22
Legal and Administrative	18	28	18
Human Resources	7	7	11
Business Development	6	3	6
Customer Research	3	3	6
Graphics	—	—	6
Translation	—	—	4
Acquisition and Distribution	—	—	2
Investor Relations	1	1	—
Continuing operations	297	270	472
Discontinued operations (1)	2	—	—

Total	299	270	472

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
E. Share Ownership
The following table sets forth certain information known to us with respect to the beneficial ownership as of April 30, 2011 by:
•	all persons who are beneficial owners of five percent or more of our ordinary shares,

•	our current executive officers and directors, and

•	all current directors and executive officers as a group.
As of April 30, 2011, 421,435,030 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. To our knowledge and unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them as of April 30, 2011:

	Number of Ordinary Shares
	Beneficially Owned
Name and Address of Beneficial Owners	Number	Percentage
5% or more shareholders
MNC International Limited (1)	245,000,000	58.1%

Executive Officers, Directors and Director Nominees (2)
Hary Tanoesoedibjo (1)	245,000,000	58.1%
Oerianto Guyandi	—	—
Peck Joo Tan	—	—
Billy Hsieh	—	—

(1)
Represents ordinary shares held by MNC International Limited, a wholly owned subsidiary of MNC. MNC is an integrated media company in Indonesia and an indirect wholly owned subsidiary of MNC. Hary Tanoesoedibjo is the Chief Executive Officer of MNC and a director of MNC International Limited and he disclaims beneficial ownership of these ordinary shares. The address of MNC International Limited is in c/o Bridge Street Services Limited, Marque Place, Suite 300, 430 West Bay Road, P.O. Box 30691, Grand Cayman KYI-1203, Cayman Islands.

(2)	The address of our current executive officers and directors is c/o Linktone Ltd., Unit C-D, 10F Long Life Building, 1566 West Yan An Road, Shanghai 200052, People’s Republic of China.

As of April 30, 2011, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.
As of April 30, 2011, approximately 227,083 of our ordinary shares were held by 18 U.S. holders of record, excluding shares held by our ADS depositary bank, JPMorgan Chase Bank, N.A., on behalf of our ADS holders. JPMorgan Chase Bank, N.A. has advised us that as of that date, 23,886,820 ADSs representing 238,868,200 ordinary shares were held of record by the depositary. We have no further information as to ordinary shares held, or beneficially owned, by U.S. persons.
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
Our primary internal source of funds is dividend payments from our subsidiaries. However, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, Linktone Consulting, Huitong, Linktone Internet, Linktone Software, Wang You, Ruida and Xintong are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. Dividends paid to us by Brilliant and Beijing Ojava, which were incorporated in the British Virgin Islands, Noveltech and Linktone Media, which were incorporated in Hong Kong, and Linktone International, which was incorporated in United Arab Emirates, are not subject to tax.
In October 2008, we entered into a loan agreement in the principal amount of SGD11.5 million ($9.0 million) to GLD Investments Pte. Ltd., or GLD, a limited liability company incorporated in Singapore which was 10% owned by Hary Tanoesoedibjo, one of the directors of our board and our chief executive officer, and 90% owned by the holding company of MNC. GLD’s principal asset is a commercial office building in Singapore. In June 2010, our newly acquired subsidiary in Singapore, InnoForm, acquired a 98.7% interest in GLD from its shareholders for a total consideration of SGD13.0 million ($9.3 million). Concurrently, such loan was repaid by GLD Mr. Tanoesoedibjo holds the remaining 1.3% of the equity interest in GLD. InnoForm has used the commercial office building of GLD as its principal office premise since the acquisition. InnoForm did not pay rent for the use of the office building in 2010.

In April 2009, we entered into separate agreements with each of PT MNC Sky Vision, or Sky Vision, a limited liability company incorporated in the Republic of Indonesia and an affiliate of MNC, and Humax Co., Ltd., or Humax, a Korean-based equipment vendor. Sky Vision is a satellite television station in Indonesia and provides satellite television to subscribers. Pursuant to the relevant agreements, Sky Vision purchased certain set-up boxes from Humax under a supply agreement for a total amount of $2.1 million. Humax assigned its receivable for this equipment from Sky Vision to us at a discounted value of $1.9 million. We paid such amount to Humax in five installments in June and July 2009. Sky Vision agreed to repay us the principal of $1.9 million in installments one year after we made our installment payments to Humax plus interest at a rate of 10% on such principal amount payable on a quarterly basis. Pursuant to a fiduciary guarantee deed dated April 29, 2009, such amount was secured by Sky Vision accounts receivable of 25,000 subscribers or equivalent to 2 times of such amount. In July 2010, the loan and interest receivable were fully repaid by Sky Vision.
In July 2009, we entered into a technical assistance agreement with GTS Far East Ltd., or GTS Far East, a limited liability company incorporated in United Arab Emirates and an affiliate of MNC, for technical advisory services to be rendered by our company to GTS Far East’s VAS operation in the Republic of Indonesia for a monthly fee of $100,000. This agreement may be terminated upon, among other things, the parties’ mutual agreement and a party’s breach of the agreement. We earned a total fee of $0.7 million for services rendered in 2009. This agreement was terminated in December 2009.
In September 2009, we signed an exclusive multi-year licensing agreement with MLB Advance Media, L.P., or MLBAM, an interactive media and internet company of U.S. Major League Baseball or MLB. Under the terms of Linktone MLBAM agreement, Linktone became the exclusive licensee of certain MLB-related interactive media rights in South Korea, China (including Hong Kong and Macau), Indonesia and the Philippines. Such partnership was restructured in April 2010, and as a result, Allied Pacific Sports Baseball Network Limited, or APBNL, in which Linktone holds a direct 45% equity interest and an indirect interest through its 30% equity interest in such other party’s other shareholder, Allied Pacific Sports Network Limited or APSN, became MLBAM’s licensee and the licensed territory was expanded to include Thailand, Singapore and Vietnam. Simultaneously, the Linktone MLBAM agreement was mutually terminated by both parties and mutually released each other from all rights and obligations as set out in that agreement. We entered into an agreement with APSN to distribute MLBAM content via VAS in China. We also advanced a loan of $1.25 million to APSN and APBNL, 50% of which was to be repayable at the end of 2011 and 2012. Because this business did not deliver the expected results in China, the project was subsequently terminated, and we recorded an impairment provision in 2010 of $1.3 million with respect to the loan as it was deemed unlikely to be collectible.
In January 2010, Weilan acquired a 50.01% interest in Letang from its sole equityholder, Hefei Baofeng Cartoon Information Technology Co., Ltd., or Baofeng, in exchange for consideration of RMB17.5 million (US$2.6 million) and a contribution of RMB5.0 million (US$0.7 million) to the registered capital of Letang. We also agreed to pay additional cash consideration of up to RMB45.1 million (US$6.6 million) to Baofang if Letang achieves certain after-tax net profit targets between January 1, 2010 and March 31, 2012. As of December 31, 2010, we owed RMB24.4 million (US$3.6 million) to Baofeng as additional consideration because it achieved its initial after-tax net profit targets. The primary purpose of the acquisition was to strengthen our company’s mobile games portfolio and development capabilities. Concurrent with our investment in Letang, we entered into an equityholders agreement with Baofeng and Letang which contains various provisions regarding the corporate governance of Letang, including the holding of shareholder meetings, the composition and rights of the board of directors of Letang, information rights in favor of our company and the maintenance of books and records by Letang. The equityholders agreement also imposes restrictions on the equityholders’ transfer of their equity interest in Letang, subject to certain exceptions. Letang agreed that if it issues any new equity, then we and Baofeng each have the right to purchase our pro rata percentage of such new issuance. In addition, we have a right of first refusal over any proposed transfers of the equity held by Baofeng. These rights will terminate when we or Baofeng no longer hold any equity of Letang or when there is an initial public offering of the equity of Letang.
In March 2010, we and MNC (through MIMEL) acquired 50% and 25% of the share capital of InnoForm respectively, for an aggregate consideration of SGD9.9 million (US$7.0 million) in cash. In June 2010, we subscribed for additional new shares of InnoForm for a total consideration of SGD13.0 million (US$9.3 million) and as a result of which we and MNC (through MIMEL) hold 75% and 12.5% of the equity interest of InnoForm, respectively. MNC (through MIMEL) also has the option to purchase the remaining 12.5% of the outstanding share capital of InnoForm, whereby 7.5% and 5% of the share capital can be purchased within 18 months and 30 months, respectively, of the agreement date. InnoForm is a Singapore-based company with regional offices in Malaysia and Hong Kong, specializing in the development, distribution and licensing of edutainment and entertainment products.
In June 2010, we purchased mandatory convertible bonds issued by IDN (which has been renamed PT Linktone) from Starlight, a company incorporated under the laws of United Arab Emirates and the bond holder of PT Linktone, which bonds could be converted into 51% of the outstanding share capital of PT Linktone for a total consideration of $13.2 million. The bonds were interest-free and were converted into shares of PT Linktone in September 2010. We currently own 51% of the outstanding shares of PT Linktone, with the remaining held by MNC Group. The purpose of the acquisition was in line with our expansion strategy in the region. Of the $13.2 million consideration for the bonds, we paid $8.6 million in June 2010, and we plan to pay the remaining $4.6 million in the near future.
Prior to our acquisition of PT Linktone, it had entered into a cooperation agreement in October 2009 (as amended in February 2010) with Infokom, an affiliate of MNC. Under this agreement, PT Linktone is authorized to use short codes owned by Infokom to offer its VAS to users in Indonesia in exchange for 10% of the revenue generated from such services, net of the fees charged by the telecom network operators. This agreement has a term of 25 years from the date of the agreement. In October 2009, PT Linktone also entered into a cooperation agreement with MNC for the rights to a short code owned by MNC free of charge. This agreement has a term of 25 years from the date of the agreement. From September 1, 2010 (the date of our acquisition of PT Linktone for accounting purposes) to December 31, 2010, PT Linktone’s total revenue generated from the use of short codes owned by Infokom and those owned by MNC was $1.6 million and $0.3 million, respectively. During this period, PT Linktone paid Infokom and MNC a total of $0.3 million and nil, respectively. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates — Revenue and Cost of Revenue Recognition — Indonesia telecom value — added services.”
In October 2009, PT Linktone entered into another cooperation agreement with MNC whereby MNC agreed to promote PT Linktone’s products, programs or content on three television stations owned by MNC — PT Rajawali Citra Televisi Indonesia (“RCTI”), PT Cipta Televisi Pendidikan Indonesia (“MNC TV”) and PT Global Informasi Bermutu (“Global TV”). As compensation, RCTI, MNC TV and Global TV each receive a percentage of the revenue generated when customers used the short code suffix specific to their respective television program. PT Linktone also provides SMS services, such as SMS polling for each television station’s entertainment programs, in exchange for a percentage of the revenues generated by such services. The term of this agreement is five years from the date of the agreement. From September 1, 2010 to December 31, 2010, PT Linktone paid each of MNC TV and Global TV $0.1 million. Revenue generated from our cooperation with RCTI during this period was insignificant..
Through PT Linktone, we also cooperate with two print media companies within the MNC Group — PT Media Nusantara Informasi (which produces the local Indonesian newspaper, Seputar Indonesia) and PT MNI Global (which produces the tabloids, Genie and Mom & Kiddie). Pursuant to this cooperation, we support their self-branded mobile applications which allow users to access newspaper and magazine content via mobile phones and other mobile devices such as the BlackBerry. We pay them a percentage of the revenues generated by such services. From September 1, 2010 to December 31, 2010, no revenue was generated from our cooperation with these print media companies.
In addition, through PT Linktone, we have a partnership with OkeZone, a news and entertainment online media provider within the MNC Group. We cooperate with them to supply news and entertainment through SMS channels. We pay OkeZone a percentage of the revenues generated by such services. From September 1, 2010 to December 31, 2010, no revenue was generated from our cooperation with OkeZone. Through PT Linktone, we also cooperate with Star Media Nusantara, or Star Media, a company within the MNC Group, to provide SMS communities for particular artists and talents. These communities offer information and tips, photos and video from the particular artists for their fans. We pay Star Media a percentage of the revenues generated by such services. From September 1, 2010 to December 31, 2010, the revenue generated pursuant to this cooperation was insignificant.
In July 2010, RCTI, jointly with Sky Vision, secured the license rights to broadcast in Indonesia the UEFA EURO 2012, UEFA EURO 2016, UEFA European Under 21 Championships and UEFA Women’s Euro events (together, the “UEFA Programs”). In November 2010, RCTI signed a Memorandum of Understanding, or MOU, with PT Linktone, appointing PT Linktone as the sublicensee to develop and distribute mobile content for the UEFA Programs to end users within Indonesia. As compensation, PT Linktone will pay a license fee to RCTI in an amount to be agreed to by both parties. As a commitment for the performance of the MOU, PT Linktone paid an advance of IDR3.3 billion (US$0.4 million) to RCTI. This advance payment will be deducted from the license fee to be agreed and payable to RCTI.
In December 2010, we purchased US$20 million of senior secured notes of Aerospace Satellite Corporation Holding B.V., or Aerospace, a wholly owned subsidiary of Sky Vision. The notes trade on Singapore Exchange Ltd., are due November 16, 2015, bear interest at a rate of 12.75% per annum and are payable semi-annually in arrears. The notes are guaranteed by Sky Vision. In March 2011, we sold US$10 million of these notes in the open market with a gain of approximately 2% over the original purchase price. Utilizing our proceeds from the sale of the Aerospace notes and the interest earned on such notes, we acquired stake of less than one percent in PT Global Mediacom Tbk., or Global Mediacom (the controlling shareholder of MNC), through the open market purchase of 116 million common shares at IDR800 (approximately US$0.092) per share. Global Mediacom is Indonesia’s largest integrated media company, operating the country’s leading free-to-air and pay television services.

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
The following table provides the high and low prices for our ADSs on the NASDAQ Global Market for the periods indicated.

	Price Per ADS (US$)
	High	Low
Annual highs and lows
2006	10.92	3.56
2007	5.40	2.03
2008	3.58	0.57
2009	3.21	1.01
2010	2.07	1.20

Quarterly highs and lows
First Quarter 2009	1.66	1.01
Second Quarter 2009	3.04	1.40
Third Quarter 2009	2.60	1.81
Fourth Quarter 2009	3.21	1.67
First Quarter 2010	2.07	1.64
Second Quarter 2010	1.75	1.20
Third Quarter 2010	1.81	1.25
Fourth Quarter 2010	1.74	1.31
First Quarter 2011	1.77	1.31

Monthly highs and lows
December 2010	2.02	1.47
January 2011	1.77	1.45
February 2011	1.65	1.40
March 2011	1.61	1.31
April 2011	1.39	1.18
May 2011	1.27	0.97

Item 10.	Additional Information
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
Mergers and Similar Arrangements. The Companies Law provides that any two or more Cayman Islands companies limited by shares (other than segregated portfolio companies) may merge or consolidate in accordance with the Companies Law. The Companies Law also allows one or more Cayman Islands companies to merge or consolidate with one or more foreign companies (provided that the laws of the foreign jurisdiction permit such merger or consolidation). To effect a merger or consolidation of one or more Cayman Islands companies the directors of each constituent company must approve a written plan of merger or consolidation in accordance with the Companies Law. The plan of merger must then be authorized by each constituent company by a special resolution of members and such other authorization, if any, as may be specified in such constituent company’s articles of association. Where a Cayman Islands parent is merging with one or more of its Cayman Islands subsidiaries, shareholder consent is not required if a copy of the plan of merger is given to every member of each subsidiary company to be merged, unless that member agrees otherwise. To effect a merger or consolidation of one or more Cayman Islands companies with one or more foreign companies, in addition to the approval requirements applicable to the merger of consolidation of Cayman Islands companies (in relation to Cayman Islands company(ies) only), the merger or consolidation must also be effected in compliance with the constitutional documents of, and laws of the foreign jurisdiction applicable to, the foreign company(ies).
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
Although the Monetary Authority of Singapore monitors the Singapore dollar currency, there is no foreign exchange control in Singapore. No approval is required for any payment, remittance or capital transfer in any currency or to any country. During 2010, the average rate of Singapore dollar to the U.S. dollar was SGD1.3629 with the highest and lowest rates being SGD1.4217 and SGD1.2847, respectively.
Foreign exchange controls in Indonesia were abolished in 1971. Indonesia operates a liberal foreign exchange system that permits the free flow of foreign exchange. Capital transactions, including remittances of capital, profits, dividends and interest are free of exchange controls. A number of regulations, however, have an impact on the exchange system. For example, only banks are authorized to deal in foreign exchange and execute exchange transactions related to the import and export of goods. In addition, Indonesian banks (including branches of foreign banks in Indonesia) are required to report to Bank Indonesia any fund transfers exceeding US$10,000. Bank Indonesia holds the authority to issue rupiah currency and has the responsibility for maintaining the stability of the Indonesian rupiah. During 2010, the average rate of rupiah to the U.S. dollar was IDR9,085 with the highest and lowest rates being IDR9,413 and IDR8,888, respectively. Recently, however, there have been media reports that Bank Indonesia will announce measures on capital flows to control the frequent inflow and outflow of short-term funds. Accordingly, the imposition of foreign exchange controls in Indonesia is a possibility, but we cannot be sure when, or if, such controls will be imposed in the future.

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
The discussion below is written on the basis that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be performed in accordance with the terms. If you hold ADSs, you generally will be treated as the owner of the underlying shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawal of shares for ADSs will not be subject to United States federal income tax.
U.S. Holders
Taxation of dividends and other distributions on the shares or ADSs
As described below, we believe that we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the previously ended taxable year and may be classified as a PFIC for the current taxable year. For special rules applicable to dividends and other distributions from a PFIC, see “Passive Foreign Investment Company Considerations” below.
The following rules will apply provided that our company has not been a PFIC for any taxable year included in a U.S. Holder’s holding period for shares or ADSs. Distributions paid by our company out of current or accumulated earnings and profits (as determined for United States federal income tax purposes) generally will be taxable to a U.S. Holder as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the shares or ADSs and thereafter as capital gain. However, our company does not maintain calculations of our earnings and profits in accordance with United States federal income tax accounting principles. U.S. Holders should therefore assume that any distribution by our company with respect to the shares or ADSs will constitute dividend income. U.S. Holders should consult their own tax advisors with respect to the appropriate United States federal income tax treatment of any distribution received from our company.

For taxable years beginning before January 1, 2013, dividends paid by our company should be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to long term capital gains, provided that certain conditions are satisfied. A U.S. Holder will not be able to claim the reduced rate for any year in which our company is treated as a PFIC. See “Passive Foreign Investment Company Considerations,” below. Dividends may be taxed at the lower applicable capital gains rate provided that (1) our shares or ADSs, as applicable, are readily tradable on an established securities market in the United States, (2) our company is not a PFIC (as discussed below) for either our taxable year in which the dividends were paid or the preceding taxable year, and (3) certain holding period and other requirements are met. Since our ADSs are listed on the NASDAQ Global Market, they are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States.
In the event that dividends from our company are subject to withholding by the PRC, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the shares or ADSs. A U.S. Holder who does not elect to claim a foreign tax credit for foreign income tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. Dividends will constitute foreign source income for United States foreign tax credit purposes.
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
If our company is classified as a PFIC for any taxable year during which a U.S. Holder owns shares or ADSs, the U.S. Holder, absent certain elections (including a mark-to-market election), will generally be subject to adverse rules (regardless of whether our company continues to be classified as a PFIC) with respect to (i) any “excess distributions” (generally, any distributions received by the U.S. Holder on the shares or ADSs in a taxable year that are greater than 125 percent of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the shares or ADSs) and (ii) any gain realized on the sale or other disposition of shares or ADSs.
Under these adverse rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which our company is classified as a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years during which our company was classified as a PFIC will be subject to tax at the highest rate of tax in effect for the applicable category of taxpayer for that year and an interest charge will be imposed with respect to the resulting tax attributable to each such other taxable year.
Alternatively, a U.S. Holder may be eligible to make a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”), but only if our shares or ADSs are marketable stock. Our shares are not currently listed on any exchange, but our ADSs will be “marketable stock” as long as they remain listed on the NASDAQ Global Market and are regularly traded. There can be no assurances, however, that our ADSs will be treated, or continue to be treated, as regularly traded. A U.S. Holder that makes a mark-to-market election must include in ordinary income, rather than capital gain, for each year an amount equal to the excess, if any, of the fair market value of the shares or ADSs, as applicable, at the close of the taxable year over the U.S. Holder’s adjusted basis in the shares or ADSs. Additional complex rules apply and the election cannot be revoked without the consent of the IRS unless the shares or ADSs cease to be marketable.
In addition, if a U.S. Holder owns (or owned) shares or ADSs while we are (or were) a PFIC and the U.S. Holder makes an election to treat us as a qualified electing fund under Section 1295 of the Code (a “QEF Election”), the U.S. Holder generally will not be subject to the adverse rules discussed above. Instead, the U.S. Holder will be subject to current U.S. federal income tax on his, her or its pro rata share of our ordinary earnings and net capital gain, regardless of whether such amounts are actually distributed to the U.S. Holder by us. However, a U.S. Holder can make a QEF Election only if we agree to furnish the U.S. Holder annually with certain tax information, and we currently do not intend to prepare or provide such information.
If we are a PFIC in any year with respect to a U.S. Holder, the U.S. Holder will be required to file an annual return on IRS Form 8621 regarding distributions received on shares or ADSs and any gain realized on the disposition of shares or ADSs.

In addition, under recently enacted U.S. legislation effective as of March 18, 2010 and subject to future guidance, if we are a PFIC, U.S. Holders will be required to file an annual information return with the IRS relating to their ownership of our shares or ADSs. Pursuant to recent IRS guidance, this reporting requirement has been suspended until the IRS releases a revised version of IRS Form 8621. Additional guidance is expected regarding the specific information that will be required to be reported on the revised IRS Form 8621. Prior to filing their annual income tax returns, U.S. Holders should consult their tax advisors regarding whether additional guidance has been issued with respect to this reporting requirement, and if so, how to comply with such guidance.
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
Information reporting and backup withholding
The proceeds of a sale or other disposition, as well as dividends paid with respect to shares or ADSs by a United States payor (including any payments received from a U.S. financial intermediary), generally will be reported to the IRS and to the U.S. Holder as required under applicable regulations. Backup withholding tax may apply to these payments if the U.S. Holder fails to timely provide an accurate taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Certain U.S. Holders (including, among others, corporations) are not subject to the information reporting or backup withholding tax requirements described herein. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding tax and the procedure for establishing an exemption.
In addition, under recently enacted U.S. legislation effective for taxable years beginning after March 18, 2010, and subject to specified exceptions and future guidance, a U.S. Holder that is an individual or, to the extent provided in future guidance, a U.S. entity, will be required to report to the IRS such U.S. Holder’s interests in stock or securities issued by a non-U.S. person. Pursuant to recent IRS guidance, this reporting requirement has been suspended until the IRS releases IRS Form 8938. Additional guidance is expected regarding the specific information that will be required to be reported on IRS Form 8938. Prior to filing their annual income tax returns, U.S. Holders should consult their tax advisors regarding whether additional guidance has been issued with respect to this reporting requirement, and if so, how to comply with such guidance.
U.S. Holders should consult their tax advisors regarding the information reporting obligations that may arise from their acquisition, ownership or disposition of our shares or ADSs.
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
A substantial portion of our current operations is conducted in China and other countries through our wholly owned subsidiaries which are incorporated in China, Hong Kong, the British Virgin Islands and United Arab Emirates. All or most of our assets are located in China and other countries. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
Walkers, our counsel as to Cayman Islands law, have advised that there is no statutory mechanism by which a judgment obtained in the United States courts can be recognized or enforced in the Cayman Islands. At common law, a foreign judgment which is in personam (a judgment against a person or other legal entity such as a company) may be recognized if:
(1)	the judgment debtor was, at the time the foreign proceedings were instituted, present in the foreign country (which could be presence through an agent or representative office);
(2)	the judgment debtor was plaintiff, or counter-claimed, in the proceedings in the foreign country;
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
We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F: (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011, and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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
Foreign Currency Risk
Our subsidiaries conduct most of their business transactions in their own measurement currencies, and we believe that, in general, our exposure to foreign exchange risks from operations is limited. However, we hold some assets or liabilities in foreign currencies other than measurement currency and the value of these assets and liabilities are subject to foreign currency risks resulting from fluctuations in exchange rates between the foreign-denominated currency and the measurement currency. We have not used hedging transactions to reduce our exposure to exchange rate fluctuations, and we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations. For more information on foreign currency translations of our financial reporting purpose, see note 2 to our consolidated financial statements beginning on page F-1 in this annual report.
It is possible that the Chinese government may elect to loosen further its current controls over the extent to which the Renminbi is allowed to fluctuate in value in relation to foreign currencies. Our business and the price of our ordinary shares and ADSs could be negatively affected by a revaluation of the Renminbi against the U.S. dollar or by other fluctuations in prevailing Renminbi-U.S. dollar exchange rates. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our cash flows would be reduced which could materially adversely affect our business. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced. We continue to maintain a portion of our cash in Indonesian rupiah in 2010 to take advantage of short term fluctuations in exchange rates between U.S. dollars and Indonesian rupiah and favorable interest rates for short term deposits in Indonesian rupiah. Our financial performance may be negatively affected by a revaluation of the Indonesian rupiah against the U.S. dollar.

During the year ended December 31, 2010, the foreign currency translation adjustments to our comprehensive income were $2.3 million and the currency gain was $2.3 million, primarily as a result of the Chinese Renminbi, Singapore dollar or Indonesian rupiah appreciating against the U.S. dollar. The following is a sensitivity analysis showing the impact of hypothetical changes in the value of the Chinese Renminbi, Singapore Dollar and Indonesian rupiah against the U.S. dollar as of December 31, 2010 on our results for 2010:

Change in the Value of					Additional
Foreign Currency against the	Additional Translation Adjustments to Comprehensive				Transaction
U.S. Dollar from Actual	Income				Gain/(Loss)
Value as of December 31, 2010	($)				($)
	Chinese	Singapore	Indonesian
	Renminbi	Dollar	Rupiah	Total
2.5% Appreciation	(2,784,144)	(405,156)	(185,866)	(3,375,166)	14,469
5% Appreciation	(5,568,288)	(810,312)	(371,731)	(6,750,331)	28,938
2.5% Depreciation	2,784,144	405,156	185,866	3,375,166	(14,496)
5% Depreciation	5,568,288	810,312	371,731	6,750,331	(28,938)

Item 12.	Description of Securities Other than Equity Securities
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
Fees and other payments made by the depositary to us
The depositary has agreed to reimburse us for certain reasonable expenses related to our ADS program, including expenses for investor relations servicing, investor related presentations, ADS-related advertising and public relations, legal fees and accountants’ fee. For the year ended December 31, 2010, we were entitled to receive up to $160,000 from the depositary as reimbursement for such expenses.
The depositary paid us $71,103 as reimbursement for proxy expenses and waived a fee of $295,000 for program maintenance with respect to the year ended December 31, 2010.
PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
Not Applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
None.

Item 15.	Controls and Procedures
Evaluation of Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the fiscal year covered by this annual report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2010, our disclosure controls and procedures were effective. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
In accordance with applicable laws, this annual report does not include an attestation report of the company’s independent registered public accounting firm regarding internal control over financial reporting because our company did not qualify as an “accelerated filer,” as such term is defined in the rules promulgated under the Exchange Act, with respect to the year ended December 31, 2010.
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
Our board of directors has determined that during their term of service on our board, Mr. Thomas Hubbs (who was the sole member of our audit committee in 2010 and resigned from our board in February 2011) and Mr. Billy Hsieh (who became the sole member of our audit committee in February 2011), each qualify as an Audit Committee Financial Expert as defined by the applicable rules of the SEC and that they are “independent” as that term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules.

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
Disclosure of Fees Charged by Independent Accountants
The following table summarizes the fees charged by Grant Thornton (our independent accountants from September 2008 until September 2009) and Ernst & Young Hua Ming, or E&Y (our independent accountants from September 2009 until the present time), for certain services rendered to our company during 2009 and 2010:

	For the year ended December 31,
	2009	2010
	$	$
Audit fees (1)	642,852	823,556
Audit-related fees (2)	—	—
Tax-related fees (3)	—	59,089
Other fees (4)	99,000	—

(1)
“Audit fees” means the aggregate fees charged in each of the fiscal years listed for our calendar year audits and reviews of financial statements. In 2009, the audit fees billed by E&Y and Grant Thornton amounted to $187,527 and $455,325, respectively. In 2010, the audit fees billed by E&Y and Grant Thornton amounted to $769,786 and $25,770, respectively.

(2)
“Audit-related fees” means the aggregate fees charged in each of the fiscal years listed for professional services related to the audit of our financial statements that are not reported under “Audit fees” and consultation on accounting standards or transactions.

(3)	“Tax-related fees” means the aggregate fees charged by E&Y in 2010 for professional services rendered for tax compliance and tax advisor.

(4)	“Other fees” in 2009 means fees for advisory services charged by SGV & Co, a member firm of E&Y, in the Republic of the Philippines.
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
We relied on an exemption from the independence standards contained in Rule 10A-3(b)(1)(iv) of the Exchange Act for the designation of Muliawan Guptha as an observer of our audit committee, and we determined that such reliance would not materially adversely affect the ability of our audit committee to act independently and to satisfy the other requirements of Rule 10A-3 of the Exchange Act. Mr. Guptha resigned from the board of directors and therefore as an observer of our audit committee effective July 1, 2010.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.

Item 16F.	Change in Registrant’s Certifying Accountant
See Item 16F in our annual report on Form 20-F for the year ended December 31, 2009.

Item 16G.	Corporate Governance
We are an exempted company incorporated in the Cayman Islands and our ADSs have been listed on the NASDAQ Global Market since March 4, 2004. The significant differences between our corporate governance practices and those followed by U.S. domestic companies are as follows.
Rule 5605 of the NASDAQ Listing Rules requires that a majority of the board of directors be independent directors as defined in Rule 5605(a)(2). As of December 31, 2010, our board of directors consisted of four directors, one of which (Thomas Hubbs) was determined by our board to be “independent” under Rule 5605(a)(2). This is because we are exempted from the NASDAQ requirement as a “Controlled Company” as defined in Rule 5615 due to the fact that more than 50% of our voting power is held by MNC.
Rule 5605 of the NASDAQ Listing Rules requires that the audit committee of an issuer is comprised of at least three members and that all members of the audit committee and the nominating and compensation committee are independent directors. As of December 31, 2010, we had an audit committee with one member (Thomas Hubbs), and a nominating and compensation committee of two members. Our board has determined that Mr. Hubbs is “independent” as the term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules. Our current nominating and compensation committee member is not an independent director. This home country practice of ours differs from the requirements of the NASDAQ Listing Rules in these areas because there are no specific requirements under Cayman Islands law on the composition of audit committee, nominating committee and compensation committee.
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

1.2
Amendment dated November 4, 2009 to the Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 29, 2010).

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

4.3
Form of Employment Agreement with the Company’s executive officers (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 29, 2010).

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

4.6
Translation of Domain Name License Agreement dated as of November 27, 2003 between the Company and Shanghai Weilan Computer Co., Ltd, (incorporated by reference to Exhibit 10.32 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

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

4.23
Translation of Cooperative Agreement on Voice Magazine Service for the period from November 1, 2008 to October 31, 2009 between China Mobile Group Beijing Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on June 19, 2009).

4.24
Loan agreement dated October 10, 2008 between Linktone Ltd. and GLD Investments Pte. Ltd. (incorporated by reference to Exhibit 4.36 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on June 19, 2009).

4.25
Translation of Exclusive Consulting and Services Agreement dated January 1, 2009 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 29, 2010).

4.26
Translation of Software License Agreement dated January 1, 2009 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (PETS Cellphone Games Software) (incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 29, 2010).

4.27
Translation of Software License Agreement dated January 1, 2009 between Shanghai Huitong Information Co., Ltd. and Shanghai Qimingxing E-commerce Co., Ltd. (PETS Cellphone Games Software) (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 29, 2010).

4.28
Translation of Software License Agreement dated January 1, 2009 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (IVR Background Operating Software System V1.0) (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 29, 2010).

4.29
Translation of Software License Agreement dated January 1, 2009 between Shanghai Huitong Information Co., Ltd. and Beijing Lianfei Wireless Communications Technology Company Limited (Linktone Photos and Tones Cellphone Software V1.0) (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 29, 2010).

4.30
Equity Interest Purchase and Capital Increase Agreement dated January 6, 2010 among Shanghai Weilan Computer Co., Ltd., Hefei Baofeng Cartoon Information Technology Co., Ltd. and Hefei Letang Cartoon Information Technology Co., Ltd.

4.31	Equityholders Agreement dated January 6, 2010 among Shanghai Weilan Computer Co., Ltd., Hefei Baofeng Cartoon Information Technology Co., Ltd. and Hefei Letang Cartoon Information Technology Co., Ltd.

4.32	Appointment Letter dated May 1, 2010 between InnoForm Media Pte Ltd and Peck Joo Tan.

8.1	List of Principal Subsidiaries and Affiliated Variable Interest Entities of the Company.

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the SEC on June 30, 2005).

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Ernst & Young Hua Ming, Independent Registered Public Accounting Firm.

15.2	Consent of JBPB & Co. (formerly known as Grant Thornton), Independent Registered Public Accounting Firm.

15.3	Consent of Walkers

15.4	Consent of Jun He Law Offices

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LINKTONE LTD.
By:	/s/ Hary Tanoesoedibjo
Hary Tanoesoedibjo
Chief Executive Officer

Date: June 30, 2011

LINKTONE LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
Linktone Ltd.
We have audited the accompanying consolidated balance sheets of Linktone Ltd. (the “Company”) and its subsidiaries (together, the “Group”) as of December 31, 2009 and 2010, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Linktone Ltd. and its subsidiaries at December 31, 2009 and 2010 and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young Hua Ming
Shanghai, People’s Republic of China
June 30, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Linktone Ltd.
We have audited the accompanying consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows of Linktone Ltd. (a Cayman Islands corporation) and its subsidiaries for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of the operations and the cash flows of Linktone Ltd. and its subsidiaries for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
/s/ JBPB & Co (formerly known as Grant Thornton)
Hong Kong, SAR
June 19, 2009

LINKTONE LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except number of shares)

		As of December 31,
	Note	2009	2010
		$	$
Assets
Current assets:
Cash and cash equivalents	7	79,477,153	58,875,399
Restricted cash	8	—	573,784
Short-term investments	9	19,702,747	33,809,913
Accounts receivable, net	11	11,838,597	15,491,479
Tax refund receivable		1,953,740	2,767,084
Inventories	12	—	2,304,716
Due from related parties	26	10,812,178	2,398,114
Deferred tax assets	24	1,176,933	1,254,529
Deposits and other current assets	13	2,357,624	6,584,246

Total current assets		127,318,972	124,059,264
Property and equipment, net	14	530,769	11,796,390
Non-current assets held for sale	14	—	819,578
Intangible assets, net	15	106,039	11,546,227
Goodwill	6, 16	12,084,212	40,483,355
Deferred tax assets	24	23,264	72,480
Other long-term assets	17	364,276	2,499,426

Total assets		140,427,532	191,276,720

Liabilities and shareholders’ equity
Current liabilities:
Account payable, accrued liabilities and other payables	18	7,915,352	22,971,156
Due to related parties	26	—	1,074,250
Short-term loan		—	4,191,591
Taxes payable		3,013,374	3,696,039
Deferred revenue		351,049	402,139
Deferred tax liabilities	24	256,736	1,078,403

Total current liabilities		11,536,511	33,413,578
Deferred tax liabilities	24	—	1,743,466
Other long-term liabilities	19	—	2,412,068

Total liabilities		11,536,511	37,569,112
Commitments and contingencies	27
Shareholders’ equity
Linktone Ltd. shareholders’equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 420,756,430 shares issued and outstanding as of December 31, 2009 and 421,130,130 shares issued and outstanding as of December 31, 2010)		42,075	42,113
Additional paid-in capital		137,838,890	137,581,956
Statutory reserves	23	2,466,165	2,466,165
Accumulated other comprehensive income:
Unrealized gain on investment in marketable securities		437,250	2,376,723
Cumulative translation adjustments		7,217,287	9,306,938
Accumulated losses		(19,110,646)	(19,689,371)

Total Linktone Ltd. shareholders’ equity		128,891,021	132,084,524
Non-controlling interest		—	21,623,084

Total shareholders’ equity		128,891,021	153,707,608

Total liabilities and shareholders’ equity		140,427,532	191,276,720

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
(In U.S. dollars, except number of shares)

		For the year ended December 31,
	Note	2008	2009	2010
		$	$	$

Gross revenue from non-related parties		67,025,802	61,516,694	69,878,417
Gross revenue from related parties	26	—	700,000	1,829,608

Gross revenue	20	67,025,802	62,216,694	71,708,025
Sales tax		(2,520,119)	(2,303,289)	(2,087,121)

Net revenue		64,505,683	59,913,405	69,620,904
Cost of revenue		(33,837,630)	(38,941,272)	(47,137,394)

Gross profit		30,668,053	20,972,133	22,483,510
Operating expenses:
Product development		(3,177,071)	(3,316,507)	(2,811,783)
Selling and marketing		(13,130,513)	(9,318,469)	(8,377,743)
General and administrative		(9,901,474)	(8,220,999)	(12,325,334)
Provision for impairment		—	(2,068,127)	(1,102,265)

Total operating expenses		(26,209,058)	(22,924,102)	(24,617,125)

Operating income/(loss)		4,458,995	(1,951,969)	(2,133,615)
Interest income, net of financial expenses from non-related parties		1,663,881	1,289,495	2,192,999
Interest income, net of financial expenses from related parties		64,773	325,080	85,594
Other income, net of other expenses		384,553	431,005	701,884
Other-than-temporary impairment loss on investments	9	(1,476,937)	—	—

Income from continuing operations before income tax		5,095,265	93,611	846,862
Income tax expense	24	(786,057)	(579,270)	(1,439,261)

Income/(loss) from continuing operations		4,309,208	(485,659)	(592,399)
Income/(loss) from discontinued operations	5	(20,807,008)	596,551	315,256

Net income/(loss)		(16,497,800)	110,892	(277,143)
Net income attributable to non-controlling interest		—	—	(301,582)

Net income/(loss) attributable to ordinary shareholders of the Company		(16,497,800)	110,892	(578,725)

Basic earnings/(loss) per ordinary share:
Continuing operations		0.01	(0.00)	(0.00)
Discontinued operations		(0.05)	0.00	0.00

Net income/(loss)		(0.04)	0.00	(0.00)

Diluted earnings/(loss) per ordinary share:
Continuing operations		0.01	(0.00)	(0.00)
Discontinued operations		(0.05)	0.00	0.00

Net income/(loss)		(0.04)	0.00	(0.00)

Weighted-average number of ordinary shares:
Basic		374,285,807	420,677,724	420,980,146

Diluted		374,847,328	420,677,724	420,980,146

Comprehensive income /(loss):
Net income/(loss)		(16,497,800)	110,892	(277,143)
Other comprehensive income/(loss):
Foreign currency translation adjustment		2,646,071	(145,899)	2,298,216
Unrealized gain on investment in marketable securities		—	437,250	1,939,473

Comprehensive income/(loss)		(13,851,729)	402,243	3,960,546
Comprehensive income attributable to non-controlling interest		—	—	(510,147)

Comprehensive income/(loss) attributable to ordinary shareholders of the Company		(13,851,729)	402,243	3,450,399

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In U.S. dollars, except share data)

					Accumulated
			Additional		other			Total
	Ordinary shares		paid-in	Statutory	comprehensive	Accumulated	Non-controlling	shareholders’
	Shares	Amount	capital	reserves	income	losses	interest	equity
Balance as of December 31, 2007	240,291,330	$24,029	$72,202,172	$2,360,408	$4,717,115	$(2,617,981)	—	$76,685,743
Issuance of ordinary shares	180,000,000	18,000	68,382,000	—	—	—	—	68,400,000
Issuance of ordinary shares from exercise of stock options	344,900	34	33,938	—	—	—	—	33,972
Cost of issuance of ordinary shares	—	—	(3,786,070)	—				(3,786,070)
Stock-based compensation	—	—	728,135	—	—	—	—	728,135
Other comprehensive income:
Translation adjustment	—	—	—	—	2,646,071	—	—	2,646,071
Net loss	—	—	—	—	—	(16,497,800)	—	(16,497,800)
Appropriation to statutory reserves	—	—	—	105,757	—	(105,757)	—	—

Balance as of December 31, 2008	420,636,230	42,063	137,560,175	2,466,165	7,363,186	(19,221,538)	—	128,210,051
Issuance of ordinary shares from exercise of stock options	120,200	12	11,828	—	—	—	—	11,840
Stock-based compensation	—	—	266,887	—	—	—	—	266,887
Other comprehensive income/(loss):
Translation adjustment	—	—	—	—	(145,899)	—	—	(145,899)
Unrealized gain on investment in marketable securities	—	—	—	—	437,250	—	—	437,250
Net income	—	—	—	—	—	110,892	—	110,892

Balance as of December 31, 2009	420,756,430	42,075	137,838,890	2,466,165	7,654,537	(19,110,646)	—	128,891,021
Issuance of ordinary shares from exercise of stock options	373,700	38	36,772	—	—	—	—	36,810
Stock-based compensation	—	—	204,949	—	—	—	—	204,949
Acquisition of subsidiaries	—	—	—	—	—	—	20,614,282	20,614,282
Capital contributed to subsidiaries (Note 6)	—	—	(498,655)	—	—	—	498,655	—
Other comprehensive income:
Translation adjustment	—	—	—	—	2,089,651	—	208,565	2,298,216
Unrealized gain on investment in marketable securities	—	—	—	—	1,939,473	—	—	1,939,473
Net loss	—	—	—	—	—	(578,725)	301,582	(277,143)

Balance as of December 31, 2010	421,130,130	$42,113	$137,581,956	$2,466,165	$11,683,661	$(19,689,371)	$21,623,084	$153,707,608

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	For the year ended December 31,
	2008	2009	2010
	$	$	$
Cash flow from operating activities
Net income/(loss)	(16,497,800)	110,892	(277,143)
Less: Income/(loss) from discontinued operations	(20,807,008)	596,551	315,256

Income/(loss) from continuing operations	4,309,208	(485,659)	(592,399)
Adjustments to reconcile net income/(loss) from continuing operations to net cash provided by/(used in) continuing operating activities:
Stock-based compensation expense	722,248	266,887	204,949
Loss/(gain) on disposal of property and equipment	(19,302)	41,964	12,828
Provision for impairment, net	1,476,937	2,068,127	1,102,264
Depreciation	946,058	556,239	721,451
Amortization of intangible assets	624,186	65,199	1,550,691
Amortization of other long-term assets	86,973	112,092	—
Provision for doubtful debts	628,692	697,247	118,594
Deferred income tax expense/(benefit)	(378,403)	564,381	(365,966)
Foreign exchange gain	(54,815)	(222,887)	(706,033)
Realized gain on short-term investments	(276,637)	—	—
Changes in assets and liabilities, net of effect of acquisitions:
(Increase)/decrease in accounts receivable	(3,268,035)	1,231,262	2,265,145
Increase in tax refund receivable	(444,714)	(711,191)	(727,482)
(Increase)/decrease in deposits and other assets	1,171,394	(790,023)	1,598,515
Increase in inventories	—	—	(217,868)
Increase in restricted cash	—	—	(573,784)
Increase in other assets	(672,520)	—	(742,423)
Increase/(decrease) in taxes payable	1,117,186	(1,076,765)	481,766
Increase in long-term liabilities	—	—	735,718
Increase (decrease) in accounts payable, accrued liabilities and other payables	2,001,916	(1,770,189)	(3,628,404)

Net cash provided by operating activities of continuing operations	7,970,372	546,684	1,237,562
Net cash provided by/(used in) operating activities of discontinued operations	(10,799,804)	4,395,367	—

Net cash provided by/(used in) operating activities	(2,829,432)	4,942,051	1,237,562
Cash flow from investing activities:
Proceeds from sale of short-term investments	—	—	7,584,758
Proceeds from disposal of property and equipment	21,733	5,990	1,997,317
Loans repayment from related party	—	—	10,087,400
Settlement of loans receivable	—	395,257	—
Loan to associates	—	—	(1,250,000)
Purchase of property and equipment	(296,218)	(102,920)	(1,013,333)
Loans advanced to related parties	—	(1,901,700)	—
Loan repayment to related parties	—	—	(9,214,669)
Cash paid for short-term investments	(12,613,076)	(4,877,594)	(20,118,750)
Cash paid for business acquisitions, net of cash acquired (Note 6)	—	—	(13,759,012)

Net cash provided by/(used in) investing activities of continuing operations	(12,887,561)	(6,480,967)	(25,686,289)
Net cash used in investing activities of discontinued operations	(16,210)	—	—

Net cash used in investing activities	(12,903,771)	(6,480,967)	(25,686,289)
Cash flow from financing activities:
Cash received from bank borrowings	—	—	3,188,283
Proceeds from the exercise of stock options	33,972	11,840	38
Proceeds from issuance of new shares	68,400,000	—	—
Cash paid for cost incurred in connection with issuance of new shares	(3,274,540)	(450,000)	—
Cash paid for related-party loans	(7,799,893)	—	—

Net cash provided by/(used in) financing activities of continuing operations	57,359,539	(438,160)	3,188,321
Effect of exchange rate change on cash and cash equivalents	641,903	(139,594)	658,652

Net (decrease)/increase in cash and cash equivalents	42,268,239	(2,116,670)	(20,601,754)
Cash and cash equivalents, beginning of year	39,325,584	81,593,823	79,477,153

Cash and cash equivalents, end of year	81,593,823	79,477,153	58,875,399

Supplemental disclosures of cash flow information
Business and other taxes on revenues	(5,711,548)	(5,648,133)	(3,717,443)
Value-added tax refund	2,989,710	2,326,649	1,642,170
Income tax paid	(516,984)	(993,747)	(426,256)
Interest paid	—	—	(41,365)
Supplemental disclosures of non-cash activities
Conversion of MCB to the interests in PT Linktone (Note 6 (c))	—	—	13,168,568
Business acquisitions included in the other payables (Note 6)	—	—	8,123,835
The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
1 Organization and Nature of Operations
Linktone Ltd. (“Linktone,” or the “Company”), a Cayman Islands corporation, through its subsidiaries and consolidated Variable Interest Entities (“VIEs”) (collectively referred to as the “Group”) is a provider of (i) telecom value-added services (“VAS”) in People’s Republic of China (“PRC”)and Indonesia; (ii) online PC game services to consumers and enterprises PRC; and (iii) video and audio distribution and related services in Singapore, Malaysia and Indonesia. As of December 31, 2010, Linktone is 58.1% owned by PT. Media Nusantara Citra Tbk, an Indonesian corporation (“MNC”).
The accompanying consolidated financial statements include the results of operations of the Company, the following subsidiaries and the following VIEs, for which the Company is the primary beneficiary:

	Name in				Country of
Name of Subsidiary	Short Form	Note	Principal Business	Group Equity Interest	Incorporation
Brilliant Concept Investments Ltd	Brilliant		Intermediary holding company	100% by Linktone	British Virgin Islands
Noveltech Enterprises Limited	Noveltech		Intermediary holding company	100% by Linktone	Hong Kong
Linktone Media Limited	Linktone Media		Intermediary holding company	100% by Linktone	Hong Kong
Ojava Overseas Ltd	Ojava Overseas		Intermediary holding company; Dormant	100% by Linktone	British Virgin Islands
Linktone International Limited	Linktone International		Intermediary holding company	100% by Linktone	United Arab Emirates
Wang You Digital Technology Co., Ltd.	Wang You	(1)	Provides PC games	100% by Brilliant Concept Investments Ltd	PRC
Shanghai Linktone Consulting Co., Ltd.	Linktone Consulting	(1)	Provides internet and VAS consulting services	100% by Noveltech Enterprise Limited	PRC
Shanghai Huitong Information Co., Ltd.	Huitong	(1)	Software development	100% by Noveltech Enterprise Limited	PRC
Shanghai Linktone Internet Technology Co., Ltd.	Linktone Internet		Software development	100% by Noveltech Enterprise Limited	PRC
Shanghai Xintong Information Technology Co., Ltd.	Xintong		Software development; Dormant	100% by Noveltech Enterprise Limited	PRC
Shanghai Linktone Software Co., Ltd.	Linktone Software		Software development	100% by Linktone	PRC
Beijing Ruida Internet Technology Co., Ltd.	Ruida		Software development; Dormant	100% by Ojava Overseas Ltd	PRC
InnoForm Media Pte Ltd	InnoForm Media		Publisher, licensee, importer, exporter and distribution of entertainment programs	75% by Linktone International Limited; Acquired in March 2010	Singapore
InnoForm Media (HK) Limited	InnoForm HK		Publisher, licensee, importer, exporter and distribution of compact discs and DVDs of all kinds	100% by InnoForm Media Pte Ltd	Hong Kong
InnoForm Media (Taiwan) Co. Limited	InnoForm Taiwan		Importer, exporter and distribution of compact discs, tapes and records	100% by InnoForm Media Pte Ltd	Taiwan
InnoForm Media (M) Sdn Bhd	InnoForm Malaysia		Production and distribution of tapes, DVD and compact discs	100% by InnoForm Media Pte Ltd	Malaysia
InnoForm Entertainment Pte Ltd	InnoForm Entertainment		Exclusive collective licensing agent for music label companies for karaoke music and songs	100% by InnoForm Media Pte Ltd	Singapore
InnoForm Digital Media Pte Ltd	InnoForm Digitial		Supplying and leasing of karaoke-on-demand hardware and software	100% by InnoForm Media Pte Ltd	Singapore

(1)	Wholly foreign owned entity (“WFOE”) of the Company.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
1 Organization and Nature of Operations (continued)

	Name in				Country of
Name of Subsidiary	Short Form	Note	Principal Business	Group Equity Interest	Incorporation
Alliance Entertainment Singapore Pte Ltd	Alliance		Motion picture, video distribution and services related to motion picture, video production and distribution	100% by InnoForm Media Pte Ltd	Singapore
GLD Investments Pte Ltd	GLD		Provides information technology and publishing services	98.7% by InnoForm Media Pte Ltd	Singapore
PT Linktone Indonesia	PT Linktone		Provides telecom VAS	51% by Linktone International Acquired in June 2010	Indonesia

Loan to Nominee
Name of Variable Interest Entity	Name in				Shareholders	Country of
(“VIE”)	Short Form	Note	Principal Business	Group Equity Interest	$’000	Incorporation
Shanghai Weilan Computer Co., Ltd.	Weilan	(i)	Provides telecom VAS	Baoxin Yao and Wenlei Wang	338.1 and 285.8, respectively	PRC
Shanghai Unilink Computer Co., Ltd.	Unilink	(i)	Provides telecom VAS	Lin Lin and Wenju Hu	604.1 each	PRC
Shenzhen Yuan Hang Technology Co., Ltd.	Yuan Hang	(i)	Provides PC games	Yuming Cai and Feng Gao	290.4 each	PRC
Beijing Cosmos Digital Technology Co., Ltd.	Cosmos	(i)	Provides telecom VAS	Hongjie Qi and Miao Yan	2,073.8 each	PRC
Hainan Zhong Tong Computer Network Co., Ltd.	Zhong Tong	(i)	Provides telecom VAS	Yi Juang and Teng Zhao	826.9 each	PRC
Beijing Lian Fei Wireless Communications Technology Co., Ltd.	Lian Fei	(i)	Provides telecom VAS	Hongyan Lu and Yuxia Wang	939.5 and 1,083.3, respectively	PRC
Shanghai Qimingxing E-commerce Co., Ltd.	Qimingxing	(i)	Provides telecom VAS	Xing Xu and Peien Zhu	933.9 each	PRC
Beijing Ojava Wireless Information Technology Co., Ltd.	Beijing Ojava	(i)	Provides telecom VAS	Yugang Wang and Peiyu Su	501.7 each	PRC
Shanghai Ling Yu Cultural and Communication Ltd.	Ling Yu		Provides advertising services; Dormant	50% by Shanghai Unilink Computer Co., Ltd. and 50% by Shanghai Qimingxing E-commerce Co., Ltd.	Nil each	PRC
Zhong Qing Wei Lian Cultural Communication Co., Ltd.	Wei Lian		Provides telecom VAS; Dormant	60% by Shanghai Weilan Computer Co., Ltd. and 40% by Beijing Lian Fei Wireless Communications Technology Co., Ltd.	Nil each	PRC
Beijing Lian Yu Interactive Technology Development Co., Ltd.	Lian Yu	(i)	Provides telecom VAS; Dormant	Zhi Wang and Xiaoke Zha	90.3 and 133.0, respectively	PRC
Shanghai Lang Yi Advertising Co., Ltd.	Lang Yi	(i)	Provides advertising services; Dormant	Fei Tong and Jing Chen	Nil each	PRC
Beijing Xian Feng Li Liang Media Co., Ltd.	Xian Feng	(i)	Distributes electronic publications	Ai Hua Zhang and Juan Yang	346.2 and 332.7, respectively	PRC
Letang Game Limited	Letang		Develops mobile games	50.01% by Shanghai Weilan Computer Co., Ltd.; Acquired in January 2010		PRC
PT Cakrawala Alam Semesta	Cakrawala		Investment holding company	100% by Indonesian individuals affiliated with Linktone	Nil each	Indonesia

(i)	Controlled through contractual agreements and is 50% owned by each of two of the Company’s employees / former employees.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
1 Organization and Nature of Operations (continued)
In April 2008, MNC, through its wholly owned subsidiary incorporated in the Cayman Islands, MNC International Limited (“MIL”), acquired approximately 6 million American Depositary Shares (“ADSs”) in a tender offer process and subscribed for approximately 180 million newly issued ordinary shares of Linktone for total consideration of $68.4 million. After giving effect to the subscription, the acquisition of ADSs and ordinary shares in the tender offer, MNC held approximately 57.1% of Linktone’s total outstanding ordinary shares and became the majority shareholder of Linktone.
In May 2010, MNC, through MIL, acquired an additional 0.5 million ADSs from a third party through a privately negotiated transaction. After this acquisition, MNC holds approximately 58.2% of Linktone’s total outstanding ordinary shares.
During 2008, the Company terminated its partnership agreements with Chinese Youth League Internet Film (“CYL”), a subsidiary of Qinghai Satellite Television (“QTV”), and Television Center, a subsidiary of Tianjin Satellite Television (“TJSTV”). The results of our advertising business segment are presented as a discontinued operation for all years in the consolidated financial statements (see Note 5).
To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide value-added telecommunications services, which include telecom value-added services and internet content services, the Company conducts substantially all of its PRC operations via its VIEs located in the PRC. In addition, to comply with Indonesian laws and regulations that prohibit foreign ownership of investment holding companies, the Company holds its short-term investments in Indonesia via Cakrawala, its VIE located in Indonesia. These VIEs are wholly owned by individuals authorized by the Company, all of whom are either employees or former employees of the Company. The capital is funded by the Company through interest-free loans extended to the authorized individuals. The loans for capital injection are eliminated with the capital of the VIEs on consolidation.
Upon the formation of these VIEs, the Company, through its WFOEs entered into various agreements with its VIEs, through which the Company holds all the variable interests of the VIEs. The principal terms of these agreements with the VIEs are described below.
Powers of Attorney
Each of the shareholders of the VIEs have irrevocably appointed the Company’s Chief Executive Officer, as attorney-in-fact, to vote on their behalf on all matters on which they are entitled to vote with respect to the VIEs as the case may be, including matters relating to the transfer of any or all of their respective equity interests in the VIEs and the appointment of the directors and general manager of the VIEs. The term of each of the powers of attorney is 10 years after which the agreement can be renewed at the Company’s sole discretion. These powers of attorney do not extend to votes by the shareholders of the Company or its subsidiaries.
Operating Agreements
The VIEs have granted the Company a security interest over all of their assets. The Company has the right of first refusal with respect to future loan guarantees. In addition, the VIEs and their shareholders have each agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect their assets, rights and obligations, or business without the Company’s prior written consent. They will also appoint individuals designated by the Company as the directors, officers and other senior management personnel of the VIEs, as well as accept the Company’s guidance regarding their day-to-day operations, financial management and the hiring and dismissal of their employees. The VIEs may not terminate the operating agreements during the term of the agreements, which is 10 years, after which the agreement can be renewed at the Company’s sole discretion.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
Exclusive Consulting Services Agreements
The Company provides most of the VIEs with exclusive consulting services related to legal, finance, human resources and office administration. The services agreements are renewable every year. The service fees payable to the Company are subject to the Company’s adjustment, at its sole discretion, from time to time based on the actual operating results of the VIEs.
Trademark, Domain Name and Software License Agreements
In 2007, the Company granted Weilan and Unilink a license to use the domain name (www.linktone.com) and the Company’s registered trademarks. Linktone Consulting has also granted Weilan and Unilink licenses to use certain of its domain names. In addition, Huitong and Linktone Internet have granted Weilan, Unilink, Lian Fei, Zhong Tong, Qimingxing and Xian Feng multiple licenses to use various software programs relating to the Company’s various platforms, databases and games. The VIEs cannot assign or transfer their rights under the licenses to any third party, and cannot use the licensed trademarks in television, newspapers, magazines, the internet or other public media without the Company’s prior written consent.
Domain Name Transfer Arrangements
The Company transferred to Weilan its ownership rights in the domain name (www.linktone.com) in December 2006.
Contracts Relating to the Exclusive Purchase Right of Equity Interest
The Company or the Company’s designee have an exclusive option to purchase from each such shareholder all or part of his or her equity interest in the VIEs at book value, to the extent permitted by Chinese law. The term of these agreements is 10 years, renewable by the Company for an additional 10-year term at the Company’s sole discretion.
Loan Agreements
The Company has granted interest-free loans to the shareholders of the VIEs for the purpose of providing funds necessary for the capital injection and acquisition of the VIEs. The term of these loans in each case is 10 years. The shareholders of the VIEs can only repay the loans by transferring to the Company or the Company’s designees all of their equity interest in the respective VIE. The interest-free loans to the shareholders of the VIEs as of December 31, 2009 and 2010 were $14.0 million in aggregate.
Equity Interests Pledge Agreements
The shareholders of the Company’s VIEs have pledged their respective equity interests in these entities to guarantee the performance and the payment of the service fees by these entities under the Exclusive Consulting Services Agreements and Software License Agreements described above. If the VIEs breach any of their obligations under the Equity Interests Pledge Agreements, the Company is entitled to sell the equity interests held by the relevant shareholders, and retain the proceeds of such sale or require any of them to transfer to the Company his or her equity interest in the applicable affiliated entity.
Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company, through its direct ownership of the WFOEs, and the VIEs through the aforementioned agreements, whereby the equity holders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Company, which gives the Company the power to direct the activities that most significantly impact the VIEs’ economic performance. In addition, through the other aforementioned agreements, the Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of the VIEs. Based on these contractual arrangements, the Company consolidates these VIEs as required by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) subtopic 810-10, “Consolidation: Overall,” because the Company holds all of the variable interests of these VIEs and is the primary beneficiary of the VIEs.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
The Company believes that its contractual arrangements with the VIEs in PRC and Indonesia are in compliance with applicable laws and are legally enforceable. However, uncertainties in the PRC and Indonesian legal systems could limit the Company’s ability, through its direct ownership of the WFOEs, to enforce its rights under these contractual arrangements. Furthermore, shareholders of the VIEs may have interests that are different than those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the above aforementioned agreements.
In addition, if the current structure or if any of the contractual arrangements were found to be in violation of any existing or future PRC or Indonesian laws, as applicable, the Group may be subject to penalties, which may include, but not limited to, the cancellation or revocation of the Group’s business and operating licenses, or discontinuance of the Group’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Group’s operations. In such case, the Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs.
As of December 31, 2009 and 2010, the carrying amount of the aggregate total assets and total liabilities of the VIEs is as follows (in millions of U.S. dollars):

	2009	2010
PRC
Total assets	46.4	53.5
Total liabilities	10.7	9.3

Indonesia
Total assets	35.3	15.8
Total liabilities	0.1	0.5
Creditors of the VIEs have no recourse to the general credit of the respective WFOE, which is the primary beneficiary.
2 Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).
Basis of consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries, and the VIEs for which the Company, through its direct ownership of the WFOEs, is the primary beneficiary. All significant transactions and balances between the Company, its subsidiaries and VIEs have been eliminated upon consolidation. All subsidiaries are majority owned by the Company. As of December 31, 2010, the Company does not hold any investments accounted for under the cost or equity method.
Foreign currency
The accompanying consolidated financial statements are presented in U.S. dollars (“US$”). The functional currency of the Company is US$ while those of the Company’s operating subsidiaries and consolidated VIEs in the PRC, Singapore and Indonesia are the Renminbi (“RMB”), Singapore dollar (“SGD”) and Indonesian rupiah (“IDR”), respectively, as determined based on the criteria of ASC topic 830, “Foreign Currency Matters.” Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income.
All assets and liabilities of our subsidiaries and consolidated VIEs in the PRC, Singapore and Indonesia are translated into US$ at the exchange rates in effect at the balance sheet dates and revenues and expenses are translated into US$ at the average exchange rates in effect during the reporting periods. The exchange differences resulting from translating these entities’ financial statements into US$ are included in accumulated other comprehensive income, which is a separate component of shareholders’ equity on the consolidated balance sheets.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
3 Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates reflected in the consolidated financial statements include, but are not limited to, revenue recognition, purchase price allocation of its acquisitions, estimated useful lives of long-lived assets, future cash flows associated with impairment testing of goodwill and other long-lived assets, allowance for doubtful accounts, valuation allowance on deferred tax assets, fair value of fixed rate investments, and fair value of share options. Changes in facts and circumstances may result in revised estimates. Actual results could differ from these estimates.
4 Summary of significant accounting policies
(a) Cash equivalents and restricted cash
The Group considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are composed primarily of time deposits and investments in money market accounts that are stated at cost, plus accrued interest, which approximates fair value.
Cash that is legally restricted for withdrawal or use is recorded as restricted cash.
(b) Short-term investments
Short-term investments comprise time deposits with original maturity terms of more than three months but due within one year and marketable equity securities. The marketable securities are classified as available-for-sale and carried at estimated fair value with unrealized gains or losses recorded as a component of accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are recognized in the statement of operations during the period in which the gain or loss is realized. If the Company determines a decline in fair value is other than temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment and consideration of various factors including the severity and duration of the impairment, anticipated recovery, financial condition and near-term prospects of the investee, and our ability and intent to hold that security until the anticipated recovery in value occurs. Subsequent increases and decreases in the fair value of available-for-sale investments are included in comprehensive income except for an other-than-temporary impairment, which is recognized in the statement of operations.
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
(c) Accounts receivable
An allowance for doubtful accounts is provided based on an aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness and industry trend analysis. The Group also makes a specific allowance if there is strong evidence showing that the receivable is not likely to be recoverable. An account receivable is written off after all collection efforts have ceased.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
(d) Prepaid minimum guarantees
The Group is required to pay nonrefundable minimum guarantees to movie studios in order to obtain the exclusive licensing rights (in Singapore and Malaysia) to distribute various feature films and television series. The amounts paid are recorded as prepaid minimum guarantees on the consolidated balance sheet and subsequently charged to expense in accordance with the terms of the licensing agreement, which typically has a term of one or two years. If all or a portion of the minimum guarantee subsequently appears not to be recoverable through future use of the rights obtained under the license, the nonrecoverable portion shall be charged to expense.
(e) Inventories
Inventories are stated at the lower of cost or market. Cost is calculated using a weighted-average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. For the year ended December 31, 2010, the Group recorded a write-down of $51,725. Inventory held at consignment locations is included in finished goods inventory as the Group retains full title and rights to the product.
(f) Property and equipment, net
Property and equipment are stated at cost less accumulated depreciation. Property and equipment are depreciated over their estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Office equipment	1-3 years
Computer hardware and other equipment	3-5 years
Motor vehicles	7-10 years
Leasehold improvements	the shorter of their estimated useful lives or the lease term
Buildings	45 years
Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the relevant assets, and is recognized in the statement of operations and comprehensive income.
(g) Intangible assets
The Company applies the criteria specified in ASC 805 (“ASC 805”), “Business Combinations,” to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criteria. Under ASC 350, intangible assets with definite lives are amortized using the straight-line method over their respective estimated useful life. Intangible assets arising from business acquisitions are recognized and measured at fair value upon acquisition. Intangible assets are amortized over their estimated useful lives as follows:

Technology	1 - 4 years
VAS short codes licensed to PT Linktone	24 years
Customer base	1 - 4 years
Licenses	1 - 4 years
Partnership and non-compete agreements	1 - 4 years
Domain names	1 - 4 years
(h) Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. Under ASC 350, goodwill and certain other intangible assets deemed to have indefinite useful lives are not amortized but are tested for impairment annually, or more frequently if events or changes in circumstances indicate potential impairment. In December of each year, the Company tests impairment of goodwill at the reporting unit level, defined as the operating segment, and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
The provisions of ASC 350 require that a two-step test be performed to assess goodwill for impairment. In the first step, an estimate of the fair value of the reporting unit is performed using expected future discounted cash flows and estimated terminal values. If the net book value of the reporting unit exceeds its fair value, the second step of the impairment test is performed, which requires allocation of the reporting unit’s fair value of all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any. In December 2009, an impairment charge of $2.5 million was recorded against goodwill assigned to the PC game reporting unit (see Note 16). No impairment of goodwill was recorded in 2008 and 2010.
(i) Impairment of long-lived assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC 360-10-15, “Impairment or Disposal of Long-Lived Assets.” The Company assesses the recoverability of its long-lived assets by comparing the carrying amount to the estimated future undiscounted cash flows associated with the related assets. The Company recognizes impairment of long-lived assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets. The Company uses estimates and judgments in its impairment tests and, if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. In 2008, the Company recorded an impairment charge of $591,440 relating to the 3-year contract with TJSTV by Lang Yi following the termination of the relevant contract in September 2008 and recorded an impairment charge of $4,295,649 relating to prepaid television advertising rights for QTV following the termination of the relevant contract in July 2008. No impairment of long-lived assets was recorded in 2009 or 2010.
(j) Revenue recognition
The Group recognizes revenues in the period in which the services are performed or the goods are delivered, provided that persuasive evidence of a contractual arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured.
China VAS & mobile game
The Group’s revenues in the PRC are mainly derived from entertainment-oriented telecom value-added services, including Short Messaging Services (“SMS”), Multimedia Messaging Services (“MMS”), Wireless Application Protocol (“WAP”), JavaTM (“Java games”), Interactive Voice Response Services (“IVR”) and Ring Back (“RB”) services to phone users through various subsidiaries of China Mobile Communications Corporation (“China Mobile”), China United Communications Corporation (“China Unicom”), China Telecom Corporation (“China Telecom”) and China Netcom Corporation. Following the restructuring in the Chinese telecommunications industry initiated by the relevant PRC government authorities in May 2008, the previously existing operators have been consolidated into three new operators, namely China Mobile, China Unicom and China Telecom (collectively, the “Operators”), which can offer both mobile and fixed line services. Fees for these services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered. The Group’s China VAS services are provided through codes the Group owns, known as “Access Codes” or “Short Codes”, which are special telephone numbers shorter than full telephone numbers widely used for value-added services, such as television program voting, ringtone ordering, charity donations and mobile services.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
The Group contracts with the Operators for the transmission of telecom value-added services as well as for billing and collection services. The Group measures its revenues based on the total amount paid by its customers, for which the Operators bill and collect on the Group’s behalf. For this billing and collection service, the Operators retain a fixed percentage fee, which is reflected as a cost of revenue in the financial statements. In addition, for SMS and MMS services, the Operators charge the Group a network usage fee based on a fixed per message rate multiplied by the excess of messages sent over messages received. These network usage fees are likewise retained by the Operators, and are reflected as a cost of revenue in the financial statements. Network usage fees charged to the Group are reduced for messages received by the Group as the Operators separately charge the senders a fee for these transmissions. The Group has assessed its relationship with the Operators and the terms of the fee arrangements under ASC 605-45 (“ASC 605-45”), “Principal Agent Considerations,” and has concluded that reporting the gross amount billed to its customer is appropriate based on the following factors:
•	The Group’s ability to adjust the cost of revenue by adjusting the design or marketing of the services;
•	The Group’s ability to control the content of services and suppliers of that content as long as it does not violate applicable PRC law or the relevant policies of the Operators;
•	The Group’s assumption of all related legal and commercial risks arising from the content and services provided;

•	The Group’s assumption of risk of non-payment by customers; and

•	The Group’s ability to determine prices within ranges prescribed by the Operators.
A substantial portion of the Group’s revenue from the PRC is recorded based on monthly statements received from provincial-level subsidiaries of the Operators. In certain instances, when a statement is not received within a reasonable period of time, the Group is required to make an estimate of the revenues and cost of revenue earned during the period covered by the statement. On a quarterly basis, the Group estimates a portion of its revenues using internally generated transmission data and various other assumptions the Group has developed based on historical experience, that are believed to be reasonable under the circumstances. For the years ended December 31, 2008, 2009, and 2010, 2.4%, 1.0% and 1.6%, respectively, of the Group’s revenues were based on management’s estimate.
The Group licenses content from independent content providers. Certain of these agreements determine the fees payable for content based on a percentage of revenues of the Group generated from the use of the content. The Group records its revenues inclusive of fees to be paid to content providers as the Group acts as the principal in these arrangements. The fees paid to content providers are recorded in cost of revenue.
The Group’s mobile game service revenue is primarily derived from providing downloadable mobile games products to mobile game operators. The Group contracts with mobile game operators who in turn provide a platform for users to download the Group’s mobile games. The Group earns a fixed fee on a per download basis based on monthly or quarterly statements from the mobile game operators.
Indonesian VAS
The Group’s revenues in Indonesia are derived from entertainment-oriented telecom value-added services to users of mobile telecommunications networks in Indonesia. The Group provides VAS services through agreements with MNC and Infokom, a related party, who in turn have cooperative arrangements with network operators in Indonesia. The Group measures its revenues based on the total amount paid by end users, net of any service fees kept by the network operators in Indonesia as well as any fees retained by MNC and Infokom for leasing Short Codes to the Group. The Group assessed its relationship with MNC, Infokom and the network operators in Indonesia and the terms of the fee arrangements under ASC 605-45, and concluded that reporting the net amount received from MNC and Infokom as revenue is appropriate given that the Group is not the primary obligor in the arrangement. From the perspective of the network operators in Indonesia, MNC and Infokom are the registered service providers. In addition, from the end users’ perspective, MNC and Infokom are responsible for fulfillment of the services.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
A substantial portion of the Group’s revenue from Indonesia is recorded based on monthly statements received from MNC and Infokom. In certain instances, when a statement is not received within a reasonable period of time, the Group is required to make an estimate of the revenues and cost of revenue earned during the period covered by the statement. On a quarterly basis, the Group estimates a portion of its revenues using internally generated transmission data and various other assumptions the Group has developed, that are believed to be reasonable under the circumstances. For the year ended December 31, 2010, an immaterial amount of the Group’s revenues from Indonesia was based on management’s estimate.
Media contents
The Group’s media sales arrangements are evidenced by individual sales agreements. The prices are stated in the agreements and not subject to adjustment. The Group recognizes revenue from the sale of goods when the risk of loss and title have been transferred to the customer, which usually occurs at the time shipment is made (i.e., destination point). For consignment sales, revenue is recognized when the Group receives notification that the goods have been sold by their customers.
PC game
The Group currently provides its PC game services through its subsidiaries, Brilliant, Wang You, and its VIE, Yuan Hang. The Group receives subscription fees from distributors for the sales of game cards, in either physical or virtual form, with a certain number of game points incorporated in the cards. The corresponding revenue is recognized as the game points are consumed by game players in games. Any sold game cards which are not activated by users and activated points which are not consumed in games constitute deferred revenue. Any game points held by players who are considered to be inactive are deemed consumed and recognized in revenue. The costs of PC game services include the cost of producing the game cards and bandwidth and server leasing charges.
(k) Income and other taxes
The Group accounts for income taxes pursuant to ASC 740-10, “Income Taxes — Overall,” which requires the liability approach for financial accounting and reporting for income taxes. Under this approach, deferred taxes are provided for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years when the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities reverse. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized.
The Group applies ASC 740-10, which provides guidance on the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. Interest and penalties related to uncertain income tax liabilities, if and when required, are classified as income tax expense.
PRC
The Group is also subject to business taxes of 3-9% on the provision of taxable services, which include services provided to customers and, in certain instances, consultancy services provided by certain subsidiaries to the VIEs. The related business taxes paid for the services provided to customers and consultancy services are recognized as a reduction of revenues and in operating expenses, respectively.
Huitong and Linktone internet charge software license fees to the VIEs that are subject to value-added tax (“VAT”) at 17%. The Group is entitled to a tax refund equivalent to the portion of VAT expense in excess of 3%. The 3% portion of VAT expense is recognized as sales tax.
Singapore
Goods and services tax (“GST”) is a tax charged on the supply of goods and services made in Singapore and on the importation of goods into Singapore. The current rate for GST is 7%. A company must be GST-registered to collect GST if its annual turnover exceeds SGD 1 million from the sale of taxable goods and services. GST-registered companies may also claim back the GST incurred on their business purchases.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
Indonesia
VAT is imposed on importers, providers of most goods and services, and users of intangible goods. The current VAT rate is 10%. The export of goods from Indonesia is zero-rated (i.e., subject to VAT at 0%).
(l) Advertising expenses
Advertising expenses generally represent the cost of promotions for the Group’s products and services and are expensed as incurred. Advertising expenses totaled $4,505,386, $3,575,313 and $1,892,109 during the years ended December 31, 2008, 2009 and 2010, respectively.
(m) Stock-based compensation
The Group accounts for its share options granted to employees in accordance with the provisions of ASC 718, “Compensation — Stock Compensation,” which requires the measurement of the cost of employee services received in exchange for an award of equity instruments (such as employee stock options) at fair value on the grant date. The cost will be recognized over the period during which an employee is required to provide services in exchange for the award (the requisite service period). The Group has elected to recognize the compensation costs, net of estimated forfeitures, on a straight-line basis for all share options granted with service conditions that have a graded vesting schedule. Forfeitures are estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates.
(n) Subsidy income
Local governments in some provinces in the PRC grant the Group subsidy income based on a certain percentage of business taxes and income taxes paid by the Group either on a monthly or annual basis. The Group records such local government subsidy income in other income upon receipt. Local government subsidy income totaled $280,464, $382,836 and $467,809 during the years ended December 31, 2008, 2009 and 2010, respectively.
(o) Comprehensive income/(loss)
Comprehensive income or loss is defined as the change in equity of the Group during a period from transactions and other events and circumstances, excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive income or loss of the Group includes cumulative foreign currency translation adjustments and unrealized gains or losses on short-term investments.
(p) Earnings per share
In accordance with ASC 260, “Earnings Per Share,” basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted-average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Diluted net income or loss per share for 2009 and 2010 excluded the potentially dilutive effect of 0.6 million and 0.3 million options to purchase ordinary shares, respectively, as their effect was anti-dilutive.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
(q) Fair value of financial instruments
The Company applies ASC 820-10 (“ASC 820-10”), “Fair Value Measurements and Disclosures,” which clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: observable inputs such as quoted prices in active markets (Level 1); inputs other than the quoted prices in active markets that are observable either directly or indirectly, or quoted prices in less active markets (Level 2); and unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions (Level 3). This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.
The carrying amount of the Group’s cash and cash equivalents, restricted cash, accounts receivable, loans receivable from related parties, deposits and other current assets, accounts payable, accrued liabilities and other payables approximate their fair value due to the short maturity of those instruments. The Group’s available-for-sale investments are carried at their fair value based on a market interest rate or quoted market price, being Level 1 of the fair value hierarchy, at the reporting date provided by the investment custodian.
(r) Segment reporting
The Group follows ASC 280 (“ASC 280”), “Segment Reporting,” for its segment reporting. The Group is organized into business units based on their different service offerings. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews and evaluates separate sets of financial information for the Group’s operating segments for the purpose of making decisions regarding resource allocation and performance assessment. In 2008 and 2009, the Group operated in two business segments, namely (i) China VAS & mobile game and (ii) PC game. In 2010, the Group operated in four business segments, namely (i) China VAS & mobile game, (ii) Indonesia VAS, (iii) Media content, and (iv) PC game.
(s) Recent accounting pronouncements
In December 2010, the FASB issued ASU No. 2010-28 (“ASU 2010-28”), “Intangibles — Goodwill and Other (ASC 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” The objective of this standard is to address questions about entities with reporting units with zero or negative carrying amounts because some entities concluded that Step 1 of the test is passed in those circumstances because the fair value of their reporting unit will generally be greater than zero. The amendments in this standard modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company does not expect the adoption of ASU 2010-28 to have a material impact on its consolidated financial statements.
In December 2010, the FASB issued ASU No. 2010-29 (“ASU 2010-29”), “Disclosure of Supplementary Pro Forma Information for Business Combinations (ASC 805).” The objective of this standard is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. This standard specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This standard also expands the supplemental pro forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This standard is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company does not expect the adoption of ASU 2010-29 to have a material impact on its consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
5 Discontinued operations
The Group discontinued its television advertising operations by terminating its partnership agreements with CYL in association with QTV in July 2008 and TJSTV in September 2008. The terminations were in line with the Group’s decision to streamline its operations and return its focus on profitable business segments. As a result of the above terminations, the television advertising business is accounted for as a discontinued operation. Accordingly, the results of the advertising business have been classified as discontinued operations in the consolidated statements of operations and comprehensive income.

	Year ended December 31,
	2008	2009	2010
Gross revenues	12,693,685	—	—
Sales tax	(171,873)	—	—
Cost of revenue	(22,668,154)	—	—

Gross loss	(10,146,342)	—	—
Operating (expenses)/income	(4,076,540)	596,551	315,256
Provision for impairment	(6,588,195)	—	—

Net income/(loss) from discontinued operations before tax	(20,811,077)	596,551	315,256
Tax benefit	4,069	—	—

Net income/(loss) from discontinued operations	(20,807,008)	596,551	315,256

At the discontinuance of the advertising operations, the Group performed a specific review on all the assets and liabilities related to the advertising segment, and provided an allowance for doubtful accounts (included in operating expenses, see Note 10) and impaired other receivables, intangible assets (see Note 15) and other long-term assets. All fixed assets previously used by the advertising operations, such as office equipment and computers, were either transferred to other reporting units or disposed of as of the end of 2008 (see Note 14). Certain liabilities of $361,307 were assumed by CYL. The Group incurred a total impairment loss of $6,588,195 during the year ended December 31, 2008 as a result of the discontinuance decision.
In 2009, the Company received cash of $103,266 from a customer for sales of an advertising time slot run in April 2008 on a revenue-share basis. As the revenue-share amount could not be determined due to lack of available information, the revenue was only recorded upon receipt of cash during the second half of 2009. The Company also adjusted its allowance for doubtful accounts by $389,323 due to cash collected from customers and for its payables by $161,219 due to a reduction in the payable finalized with its suppliers. These adjustments totaling $653,808 recorded in operating income were offset against operating expenses of $57,257.
In 2010, the Company reduced its payables by $315,256 after reaching an agreement with its suppliers whereby the suppliers agreed to waive balances owing to them. Such amount was recorded in operating income.
The following table presents the Group’s advertising business assets and liabilities:

	As of December 31,
	2009	2010
Assets	—	—

Total assets of discontinued operations	—	—

Liabilities:
Accounts payable, accrued liabilities and other payables	499,136	160,643
Taxes payable	89,991	92,784

Total liabilities of discontinued operations	589,127	253,427

There are no carrying values of assets of the discontinued operations as the accounts receivable of $283,028 and $291,812 as of December 31, 2009 and 2010, respectively, have been fully reserved.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
6 Business Combinations
The Group accounts for business combinations using the purchase method of accounting. This method requires that the acquisition cost be allocated to the assets, including separately identifiable tangible and intangible assets, and liabilities the Group has acquired based on their estimated fair values. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities with the assistance of independent appraisal reports as well as its experience with similar assets and liabilities in similar industries. If different judgments or assumptions were used, the amounts assigned to the individual assets acquired or liabilities assumed could be materially affected.
(a) Acquisition of Letang
On January 13, 2010, Wei Lan, a VIE of the Group, completed the acquisition of a 50.01% interest in Letang, a private Chinese company specializing in the development of mobile games, for total consideration of RMB46.5 million ($6.8 million). As a result of the acquisition, Letang became a subsidiary of Wei Lan. The primary purpose of the acquisition was to strengthen the Company’s mobile games portfolio and development capabilities.
Purchase consideration

Cash consideration (Note (a))	3,295,115
Contingent consideration in cash (Note (b))	3,514,836

Total fair value of purchase price consideration	6,809,951

Details on the purchase consideration are as follows:
(a)	The cash consideration was paid in January 2010.
(b)
The contingent consideration payable in cash is determined based on the achievement by Letang of certain net income targets in accordance with the sales and purchase agreement for the 15-month period ended March 31, 2011 and the following 12-month period ending March 31, 2012. The above contingent consideration amounts are derived from the Company’s assessment of whether Letang will meet the certain contractually stipulated targets and the fair value is determined using the income approach through application of the discounted cash flow method.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as the date of acquisition:

Cash	713,576
Other current assets	69,124
Fixed assets	77,326
Intangible assets	2,420,843

Total assets acquired	3,280,869

Deferred tax liabilities	283,063

Total liabilities assumed	283,063

Net assets acquired	2,997,806

Aggregate of:
Purchase consideration	6,809,951
Non-controlling interest	5,377,698

Total	12,187,649

Goodwill (Note 16)	9,189,843

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
The Group has completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, the fair value of non-controlling interest, and the amount of goodwill recognized as of the acquisition date. The fair values of the assets acquired and liabilities assumed were determined using the income approach.
The unaudited pro forma consolidated financial information which reflects the Group’s consolidated results of operations as if the acquisition had occurred at the beginning of 2010 and 2009 was not prepared due to the impracticability of estimating such impact.
(b) Acquisition of InnoForm
On March 16, 2010, the Group entered into a purchase agreement to acquire 50% of the share capital of InnoForm, a Singapore corporation specializing in the development, distribution and licensing of edutainment and entertainment products, mainly in Singapore and Malaysia. Under the terms of the agreement, the Group paid SGD 6.5 million (or $4.7 million) in cash for the transaction. On the same day, MNC International Middle East Limited (“MIMEL”), a United Arab Emirates (“UAE”) corporation, which is a subsidiary of MNC, acquired 25% of the share capital of InnoForm. The Group obtained control of InnoForm through direct voting interests and majority representation on the board of directors of InnoForm. The purpose of the acquisition was in line with the Company’s expansion strategy in the region and to enhance the Group’s content portfolio with InnoForm’s product and service offerings.
The purchase price allocation is as follows:

Cash	1,597,420
Accounts receivable	3,328,785
Inventory	2,086,848
Other current assets	4,931,419
Fixed assets	3,143,274
Intangible assets	3,288,080
Other non-current assets	1,174,859

Total assets acquired	19,550,685

Current liabilities	12,577,366

Total liabilities assumed	12,577,366

Net assets acquired	6,973,319

Aggregate of:
Purchase consideration	4,737,880
Non-controlling interest	4,596,097

Total	9,333,977

Goodwill (Note 16)	2,360,658

On June 30, 2010, the Company subscribed for 1,002,308 shares newly issued by InnoForm for consideration of SGD 13.0 million (or $9.3 million). After the subscription, the Company’s interest in InnoForm increased to 75% and the increase in ownership was accounted for as an equity transaction. As a result of the transaction, the difference of SGD 684,119 (or $498,655) between the consideration paid by the Company and the adjustment to the carrying amount of the non-controlling interest was recognized as additional paid-in capital.
The Group has completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, the fair value of non-controlling interests, and the amount of goodwill recognized as of the acquisition date. The fair values of the assets acquired and liabilities assumed were determined using the income approach.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
The unaudited pro forma consolidated financial information which reflects the Group’s consolidated results of operations as if the acquisition had occurred at the beginning of 2010 and 2009 was not prepared due to the impracticability of estimating such impact.
(c) Acquisition of PT Linktone
On June 10, 2010, the Company purchased a mandatory convertible bond (“MCB”) issued by PT Inti Idaman Nusantara (“IDN,” subsequently renamed PT Linktone) from the MCB seller, Starlight Ltd. (“Starlight”), a UAE Company and the MCB holder of IDN, for total consideration of $13.2 million. The MCB is interest free. On September 1, 2010, the Company converted the MCB and became a 51% interest holder of PT Linktone. As a result, PT Linktone became a consolidated subsidiary of the Company. According to the MCB purchase agreements, the Company paid $8.6 million, or 65% of the total consideration, in cash upon the transaction closing date on June 10, 2010, and would pay the remaining $4.6 million, or 35% of the consideration, 12 months after the closing date. As of December 31, 2010, the amount due to Starlight was $4.6 million (Note 18).
The purchase price allocation is as follows:

Cash	360,164
Accounts receivable	3,233,488
Other current assets	801,933
Fixed assets	383,964
Intangible assets	7,062,668

Total assets acquired	11,842,217

Current liabilities	3,207,944
Deferred tax liabilities	1,765,667
Non-current liabilities	47,405

Total liabilities assumed	5,021,016

Net assets acquired	6,821,201

Aggregate of:
Purchase consideration	13,168,568
Non-controlling interest	10,501,275

Total	23,669,843

Goodwill (Note 16)	16,848,642

The Group has completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, the fair value of non-controlling interests, and the amount of goodwill recognized as of the acquisition date. The fair values of the assets acquired and liabilities assumed were determined using the income approach.
The unaudited pro forma consolidated financial information which reflects the Group’s consolidated results of operations as if the acquisition had occurred at the beginning of 2010 and 2009 was not prepared due to the impracticability of estimating such impact.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
(d) Acquisition of GLD Investment Pte Ltd
On June 30, 2010, InnoForm acquired a 90% interest in GLD Investment Pte Ltd (“GLD”) from PT Global Land Development TBK (“PTGLD”) for cash consideration of SGD 90,000 ($65,601), and simultaneously subscribed for 686,470 shares newly issued by GLD for cash consideration of SGD 12.94 million ($9.4 million). As a result, InnoForm became a 98.7% interest holder of GLD after the transactions. Prior to the acquisition, 10% of GLD’s equity interest was owned by the chairman of the board of directors and CEO of the Company, and the remaining 90% equity interest was owned by PTGLD, a company owned by the management of PT Bhakti Investama TBK, intermediate holding company of MNC.
The purchase price allocation is set out below:

Cash	9,294,802
Receivables	37,864
Building	9,438,328
Payables and accruals	(68,012)
Related-party borrowings	(9,252,532)
Non-controlling interest	(139,212)

Purchase consideration	9,311,238

7 Cash and cash equivalents

	As of December 31,
	2009	2010
Cash	64,919,289	53,687,227
Investment in money market accounts	14,557,864	5,188,172

Total	79,477,153	58,875,399

Interest income earned from the above cash and cash equivalents amounted to $1,148,744, $541,419 and $1,012,497 for the years ended December 31, 2008 and 2009 and 2010, respectively.
8 Restricted cash
As of December 31, 2010, restricted cash amounting to $573,784 relates to cash that was temporarily frozen by a local court of justice for withdrawal or use. On April 30, 2010, Sichuan Province Yangzhou Information Industry Co., Ltd. (“Yangzhou,” the plaintiff) filed two lawsuits against Unilink, a VIE, and Linktone Internet, a subsidiary, alleging that Unilink had breached the wireless value-added service cooperation agreement entered into between Yangzhou and Unilink on June 30, 2008, which resulted in alleged economic losses suffered by the plaintiff. Linktone Internet, as guarantor of Unilink, is jointly liable in the lawsuits. Based on the plaintiff’s application, the local court of justice temporarily froze cash of RMB3.8 million (or $573,784) for the purpose of ensuring enforcement of potential judgments in the lawsuits if decided against Unilink and Linktone Internet.
9 Short-term investments

	As of December 31,
	2009	2010
Available-for-sale investments:
- Secured notes, at market value	—	19,800,000
- Privately managed fund, at market value	3,862,377	6,001,850

	3,862,377	25,801,850

Time deposits	15,840,370	8,008,063

Total	19,702,747	33,809,913

On December 20, 2010, the Group purchased secured notes issued by Aerospace Satellite Corporation Holding (“Aerospace Satellite”), a wholly owned subsidiary of PT MNC Sky Vision (“Sky Vision”), for $20 million. The secured notes are traded on Singapore Exchange Ltd., due November 16, 2015, bear interest at a rate of 12.75% per annum, and payable semi-annually in arrears. The secured notes are guaranteed by Sky Vision, a sister company of MNC. Based on the quoted market price, the fair value of the secured notes was $19.8 million as of December 31, 2010.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
The Group also holds an investment in a privately managed fund, which in turn invests in other marketable equity securities. Based on the quoted market price of the marketable equity securities in the fund, the fair value of the fund was $3,862,377 and $6,001,850 as of December 31, 2009 and 2010, respectively. Net unrealized gain on available-for-sale investments included in other comprehensive income amounted to nil, $437,250 and $1,939,473 for the years ended December 31, 2008, 2009 and 2010, respectively. Based on the Company’s periodic impairment review, the Company considered the decline in value of $1,476,937 in 2008 to be an other-than-temporary impairment charge, which it charged against earnings during the year ended December 31, 2008.
As of December 31, 2009 and 2010, all time deposits have original maturity terms more than three months and are due within one year.
10 Fair value measurement
ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—Include other inputs that are directly or indirectly observable in the marketplace.
Level 3—Unobservable inputs which are supported by little or no market activity.
ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
Assets and liabilities measured at fair value on a recurring basis
In accordance with ASC 820-10, the Group measures cash equivalents, short-term investments, including fixed-rate investments and available-for-sale investments, as well as contingent consideration payable in connection with the Letang acquisition at fair value. Cash equivalents and available-for-sale investments are valued using quoted market prices. The fair value of the Group’s fixed-rate investments are determined based on a discounted cash flow model with market interest rates as discount curve. The fair value of the Group’s contingent consideration payable in connection with Letang acquisition is determined using the income approach through application of the discounted cash flow method.
Asset and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at December 31, 2009
	using:
	Quoted prices in	Significant
	active markets	other
	for identical	observable	Unobservable
	assets	inputs	inputs	Fair value at December
	(Level 1)	(Level 2)	(Level 3)	31, 2009
Cash equivalents:
Time deposits	35,250,000	—	—	35,250,000
Money market fund	14,557,864	—	—	14,557,864
Short-term investments:
Fixed-rate investments	—	15,840,370	—	15,840,370
Available-for-sale investments	3,862,377	—	—	3,862,377

	53,670,241	15,840,370	—	69,510,611

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

	Fair value measurement at December 31, 2010
	using:
	Quoted prices in	Significant
	active markets	other
	for identical	observable	Unobservable
	assets	inputs	inputs	Fair value at December
	(Level 1)	(Level 2)	(Level 3)	31, 2010
Cash equivalents:
Time deposits	15,571,126	—	—	15,571,126
Money market fund	5,188,172	—	—	5,188,172
Short-term investments:
Fixed-rate investments	—	8,008,063	—	8,008,063
Available-for-sale investments	25,801,850	—	—	25,801,850
Accounts payable, accrued liabilities and other payables:
Contingent consideration payable in connection with Letang acquisition	—	—	3,623,899	3,623,899

	46,561,148	8,008,063	3,623,899	58,193,110

The following table presents a reconciliation for the Group’s liabilities measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3) for the year ended December 31, 2010:

Significant unobservable
inputs (Level 3)
Fair value at January 1, 2010	—
Contingent consideration payable in connection with Letang acquisition	3,623,899
Changes in the fair value	—
Transfers in and/or out of Level 3	—

Fair value at December 31, 2010	3,623,899

Assets and liabilities measured at fair value on a nonrecurring basis
The Group measures certain financial assets at fair value on a nonrecurring basis only if an impairment charge were to be recognized. The Group’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired. For the year ended December 31, 2008, 2009 and 2010, the Group recognized impairment loss on goodwill of nil, $2,500,000 and nil, with a charge to earnings, based on the fair value measurement (Level 3) on a non-recurring basis. The fair value was determined using a discounted cash flow model under the income approach based on future revenues and operating costs, using internal projections.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
11 Accounts receivable, net

	As of December 31,
	2009	2010

Accounts receivable	13,965,543	17,737,019
Less: Allowance for doubtful accounts	(2,126,946)	(2,245,540)

	11,838,597	15,491,479

Movement in allowance for doubtful accounts:
Balance at beginning of year	(1,819,021)	(2,126,946)
Write-offs	389,322	—
Additional provision	(697,247)	(118,594)

Balance at end of year	(2,126,946)	(2,245,540)

Gross accounts receivable includes those of discontinued operations of $283,028 (allowance of $283,028) and $291,812 (allowance of $291,812) as of December 31, 2009 and 2010, respectively.
12 Inventory

	As of December 31,
	2009	2010

Raw materials	—	263,318
Finished goods	—	2,093,123

	—	2,356,441
Allowance for inventory obsolescence	—	(51,725)

Total	—	2,304,716

As of December 31, 2010, the Group has $306, 609 of inventory held at consignment locations which are included in finished goods.
13 Deposits and other current assets

	As of December 31,
	2009	2010

Prepaid minimum guarantees	—	2,837,186
Rental and other deposits	1,083,279	715,340
Staff advances	292,652	323,794
Prepayments to VAS advertising, content and other suppliers	735,655	1,954,469
Interest income receivable from non-related parties	105,438	—
Others	380,741	845,863

	2,597,765	6,676,652
Less: Allowance for doubtful receivables	(240,141)	(92,406)

Total	2,357,624	6,584,246

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
14 Property and equipment, net

	As of December 31,
	2009	2010

Cost
Leasehold property — held for sale	—	819,578
Buildings	—	10,285,440
Computer hardware and other equipment	3,559,421	3,972,530
Office equipment	831,225	1,962,539
Leasehold improvements	187,479	—
Motor vehicles	—	344,567

	4,578,125	17,384,654
Less: Accumulated depreciation	(4,047,356)	(4,768,686)

	530,769	12,615,968

During the years ended December 31, 2008, 2009 and 2010, the depreciation charges amounted to $1,076,743 (including discontinued operations of $130,685), $556,239 and $721,451, respectively.
During the year ended December 31, 2008, the Group disposed of property and equipment in connection with discontinued operations and incurred a loss of $593,861. The Group incurred losses of $41,964 and $12,828 from disposal of property and equipment during the years ended December 31, 2009 and 2010, respectively.
15 Intangible assets, net
The following table summarizes intangible assets, net:

	As of December 31
	2009	2010
Cost
Technology	1,831,344	2,559,208
Customer base	28,000	171,523
Licenses	525,671	525,671
Partnership and non-compete agreements	2,501,285	7,360,921
Domain names	82,347	82,347
VAS Short Codes licensed to PT Linktone	—	7,076,792
Software	—	183,064

	4,968,647	17,959,526
Accumulated amortization	(4,862,608)	(6,413,299)

Acquired intangible assets, net	106,039	11,546,227

During the years ended December 31, 2008, 2009 and 2010, the aggregate amortization charges amounted to $848,219 (including discontinued operations of $224,033), $65,199 and $1,550,691, respectively.
The estimated amortization expense for each of the succeeding five years is as follows:

2011	1,975,278
2012	1,819,451
2013	1,267,128
2014	708,946
2015	308,795

6,079,598

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
16 Goodwill
The following table summarizes the activity in the balance of goodwill during the years ended December 31, 2009 and 2010 by reporting unit:

	2009
	China VAS &
	mobile game	Indonesia VAS	Media content	PC game	Total
Balance at beginning of year	8,550,715	—	—	6,033,497	14,584,212
Goodwill recognized from acquisitions	—	—	—	—	—
Goodwill impairment	—	—	—	(2,500,000)	(2,500,000)

Balance at end of year	8,550,715	—	—	3,533,497	12,084,212

	2010
	China VAS &
	mobile game	Indonesia VAS	Media content	PC game	Total
Balance at beginning of year	8,550,715	—	—	3,533,497	12,084,212
Goodwill recognized from acquisitions	9,189,843	16,848,642	2,360,658	—	28,399,143
Goodwill impairment	—	—	—	—	—

Balance at end of year	17,740,558	16,848,642	2,360,658	3,533,497	40,483,355

As of December 31, 2010, the Company performed impairment tests on goodwill assigned to each reporting unit in a two-step process. The Company determined the fair value of the reporting units using the income approach based on the discounted expected future cash flows associated with these units. The discounted cash flows for each reporting unit were based on five-year projections using compound annual growth rates of 15%, 47%, 7% and 28% for China VAS & mobile game, Indonesia VAS, PC game and Media content reporting units, respectively (2009: 17% and 8% for China VAS & mobile game and PC game reporting units). Cash flow projections were based on past experience, actual operating results and management’s best estimates about future developments as well as certain market assumptions. Cash flows after the fifth year were estimated using a terminal value calculation, which adopted terminal value growth rates of 4% for Indonesia VAS, and 3% for China VAS & mobile game, PC game and Media content reporting units. The discount rates used in the valuations reflect a market assessment of the risks specific to each reporting unit and are based on the weighted-average cost of capital for the respective reporting units. The discount rates used were 19% for China VAS & mobile game, Indonesia VAS, PC game and 18% for Media content reporting units (2009: 18% and 19%, respectively for PC game and China VAS & mobile game). Based on the annual impairment tests as of December 31, 2010, the above reporting units’ fair values are higher than their carrying value, respectively, and management did not identify any impairment.
The expected future cash flows for the PC game reporting unit were revised downward in light of lower than expected revenue earned in the second half of 2009 due to market competition and management reorganization in this reporting unit in the last quarter of 2009. As a result, the Company recorded an impairment charge of $2,500,000 in the PC game reporting unit in 2009. This reduced the carrying amount of goodwill related to the PC game reporting unit to $3,533,497 as of December 31, 2009.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
17 Other long-term assets

	As of December 31,
	2009	2010

Investment deposit (a)	2,470,382	2,470,382
Prepaid minimum guarantees	—	1,101,231
Prepayment for insurance policy	364,276	1,398,195

	2,834,658	4,969,808
Less: Impairment loss on investment deposit (a)	(2,470,382)	(2,470,382)

Total	364,276	2,499,426

(a)
In April 2007, the Company paid an investment deposit of $3 million to eChinaCash Inc. (“eCC”) to purchase 49% of the equity in eChinaMobile (BVI) Ltd. (“eCM”), a wholly owned subsidiary of eCC. eCM is a U.S. incorporated, Beijing-based company that builds and maintains customer loyalty affinity programs and payment card programs for large corporations and financial institutions, including Chinese blue chip companies. The primary objective of eCM was to establish a platform to provide VAS service and original content to customers of Linktone and eCM through cross-selling opportunities that arise through having access to each other’s extensive database of users. Because of certain disputes over the resources to be made available for use by eCM, eCM refunded $529,618 of Linktone’s investment deposit of $3 million in January 2008. Linktone has sought legal remedies to recover the remaining amount. In view of the uncertainty of recovering this remaining amount, the Company recorded an impairment provision of $2,470,382 in 2007 against the remaining investment deposit.

18 Accounts payable, accrued liabilities and other payables

	As of December 31,
	2009	2010

Accounts payable	806,297	4,333,146
Accrued payroll and welfare benefits	192,458	592,258
Accrued professional and consulting fees	280,165	71,863
Payable for acquisition of Letang (Note 6(a))	—	2,083,742
Payable for acquisition of PT Linktone MCB (Note 6(c))	—	4,608,983
Accrued VAS content fees	5,138,487	7,413,215
Accrued expenses	1,113,883	2,221,885
Other payables	384,062	1,646,064

Total	7,915,352	22,971,156

19 Other long-term liabilities

	As of December 31,
	2009	2010

Payable for acquisition of Letang (Note 6(a))	—	1,540,157
Other long-term payables	—	871,911

	—	2,412,068

20 Segment information
Following the acquisitions in 2010, the Group operates in four business segments — China VAS & mobile game, Indonesia VAS, Media content and PC game. Pursuant to ASC 280, the Company presents summarized statement of operations and net assets information by segment below, as used by the Group’s chief operating decision maker.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
Statement of Operations Information:

	2008
	China VAS &
	mobile game	Indonesia VAS	Media content	PC game	Total
Gross revenues	65,054,065	—	—	1,971,737	67,025,802
Sales tax	(2,417,247)	—	—	(102,872)	(2,520,119)
Segment cost of revenue	(33,764,103)	—	—	(73,527)	(33,837,630)

Segment gross profit	28,872,715	—	—	1,795,338	30,668,053
Segment operating expenses	(25,551,911)	—	—	(657,147)	(26,209,058)

Segment profit from operations	3,320,804	—	—	1,138,191	4,458,995

	2009
	China VAS &
	mobile game	Indonesia VAS	Media content	PC game	Total
Gross revenues	61,120,605	—	—	1,096,089	62,216,694
Sales tax	(2,236,198)	—	—	(67,091)	(2,303,289)
Segment cost of revenue	(38,842,429)	—	—	(98,843)	(38,941,272)

Segment gross profit	20,041,978	—	—	930,155	20,972,133
Segment operating expenses	(19,983,960)	—	—	(872,015)	(20,855,975)
Segment impairment charge	431,873	—	—	(2,500,000)	(2,068,127)

Segment profit/(loss) from operations	489,891	—	—	(2,441,860)	(1,951,969)

	2010
	China VAS &
	mobile game	Indonesia VAS	Media content	PC game	Total
Gross revenues	56,578,054	1,805,746	12,210,519	1,113,706	71,708,025
Sales tax	(2,035,197)	—	—	(51,924)	(2,087,121)
Segment cost of revenue	(37,616,795)	(587,532)	(8,824,211)	(108,856)	(47,137,394)

Segment gross profit	16,926,062	1,218,214	3,386,308	952,926	22,483,510
Segment operating expenses	(18,966,796)	(266,867)	(4,691,928)	(691,534)	(24,617,125)

Segment profit/(loss) from operations	(2,040,734)	951,347	(1,305,620)	261,392	(2,133,615)

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
Balance Sheet Information:

	As of December 31, 2009
	China VAS &
	mobile game	Indonesia VAS	Media content	PC game	Total
Current assets	122,253,192	—	—	5,065,780	127,318,972
Non-current assets	12,926,989	—	—	181,571	13,108,560

Total assets	135,180,181	—	—	5,247,351	140,427,532
Current liabilities	(11,028,838)	—	—	(507,673)	(11,536,511)

Total liabilities	(11,028,838)	—	—	(507,673)	(11,536,511)

Net assets	124,151,343	—	—	4,739,678	128,891,021

	As of December 31, 2010
	China VAS &
	mobile game	Indonesia VAS	Media content	PC game	Total
Current assets	101,532,213	5,618,519	12,298,493	4,610,039	124,059,264
Non-current assets	23,832,210	25,793,506	17,535,705	56,035	67,217,456

Total assets	125,364,423	31,412,025	29,834,198	4,666,074	191,276,720

Current liabilities	(17,459,454)	(4,326,123)	(10,884,252)	(743,749)	(33,413,578)
Non-current liabilities	(1,540,157)	(2,615,377)	—	—	(4,155,534)

Total liabilities	(18,999,611)	(6,941,500)	(10,884,252)	(743,749)	(37,569,112)

Net assets	106,364,812	24,470,525	18,949,946	3,922,325	153,707,608

The following table summarizes the Group’s gross revenues by geographic region based on the location of the customers:

	2008	2009	2010

PRC	67,025,802	62,216,694	57,691,760
Indonesia	—	—	1,805,746
Singapore	—	—	11,596,837
Malaysia	—	—	613,682
The following table summarizes the Group’s total assets by geographic region:

	As of December 31,
	2009	2010

PRC	105,083,092	114,218,378
Indonesia	35,344,440	47,224,144
Singapore	—	27,785,182
Malaysia	—	2,049,016
21 Risks and uncertainties
(a) Dependence on the Operators
The Group’s PRC VAS revenue is mainly derived from cooperative arrangements with the operators in the PRC. If the strategic relationship with the Operators in the PRC is terminated or scaled back or if the operators alter the revenue-sharing arrangements, the Group’s VAS business would be adversely affected. Revenues and amounts due from operators that account for more than 10% of the Group’s gross revenues accounts receivable in a particular year are as follows:
•
Revenues earned from China Mobile for the years ended December 31, 2008, 2009 and 2010 were $49.0 million, $46.3 million and $37.6 million, respectively, representing 73%, 74% and 52% of gross revenues, respectively.

•	Amounts due from China Mobile as of 2009 and 2010 amounted to $10.8 million and $10.4 million, respectively, representing 75% and 82% of accounts receivable, respectively.
•
Revenues earned from China Telecom for the years ended December 31, 2008, 2009 and 2010 were $7.5 million, $7.9 million and $9.6 million, respectively, representing 11%, 13% and 13% of gross revenues, respectively.

•	Amounts due from China Telecom as of December 31, 2009 and 2010 amounted to $1.3 million and $1.2 million, respectively, representing 9% and 10% of accounts receivable, respectively.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
(b) Credit risk
Financial instruments that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments and accounts receivable. The Company has $93.0 million in cash and cash equivalents and short-term investments. The Company has $30.8 million in cash, bank deposits and money market funds in the PRC, which constitute 33.8% of total cash and cash equivalents and short-term investments. In the event of bankruptcy of one of the financial institutions in which the Group has deposits or investments, it may be unlikely to claim its deposits or investments back in full.
Accounts receivable are typically unsecured and derived from revenue earned from customers and Operators in China, which are exposed to credit risk. The risk is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances. The Company maintains reserves for estimated credit losses and these losses have generally been within its expectations.
(c) Foreign exchange risk
The Group’s sales, purchase and expense transactions are generally denominated in RMB, SGD and IDR and a significant portion of the Group’s assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to affect the remittance.
There are currently no such legal foreign exchange controls in Singapore and Indonesia.
(d) Legal and regulatory uncertainties
PRC
The Chinese market poses certain legal and regulatory risks and uncertainties to the Group’s operations. These uncertainties extend to the ability of the Group to develop its telecom VAS business and to provide internet services in the PRC. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication and internet industries remain highly regulated. Restrictions are currently in place or are unclear with regard to which specific industry segments foreign-owned entities, like the Group, may operate. The Group’s legal structure and scope of operations in the PRC could be subject to restrictions which could result in severe limitations on the Group’s ability to conduct business in the PRC, and this could have a material adverse impact on the Group’s financial position, results of operations and cash flows.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
Indonesia
The Group operates in a legal and regulatory environment in Indonesia that is undergoing change. The reformed regulation of the Indonesian telecommunications sector, which was initiated by the Indonesian Government in 1999, has to a certain extent resulted in the liberalization of the telecommunications industry, including facilitation of new market entrants for telecommunications service providers and changes to the competitive structure of the telecommunications industry. As we rely on our partnership with the telecommunications service providers and depend to a significant degree on the uninterrupted operation of their network to provide our VAS services, any disruption could have a material adverse impact on the Group’s financial position, results of operations and cash flows.
22 Employee Benefits
PRC contribution plan
Full-time employees of the Company, its subsidiaries and VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company and its subsidiaries accrue for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits was $1,279,540 (including discontinued operations of $234,149), $951,330 and $1,055,043 for the years ended December 31, 2008, 2009 and 2010, respectively.
Singapore contribution plan
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity such as the Central Provident Fund or pension on a mandatory, contractual or voluntary basis. The entity will have no legal or constructive obligation to pay further amounts once the contributions have been paid. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the consolidated statement of operations and comprehensive income/loss in the periods during which services are rendered by employees. In 2010, the Group, via its Singaporean subsidiary acquired during the year, recorded a provision of $286,262.
Indonesian contribution plan
PT Linktone, the Group’s Indonesian subsidiary, has a defined contribution pension program in which it had entered into a Cooperation Agreement Pension Benefit Service Program with the Financial Institution Pension Fund in October 2009 for an indefinite period of cooperation. The total provision for such employee benefits of $18,398 was charged to the statement of operations and comprehensive income/loss during the year ended December 31, 2010.
23 Statutory Reserves
The Company’s subsidiaries and VIEs in the PRC must make appropriations from after-tax profits to non-distributable reserve funds. Its subsidiaries, in accordance with the laws on Enterprise with Foreign Investment in China, must make appropriations to (i) a general reserve and (ii) an enterprise expansion fund. The general reserve fund requires annual appropriations of 10% of after-tax profit, as determined under generally accepted accounting principles in the PRC (“PRC GAAP”) at each year end, until such fund has reached 50% of the subsidiary’s registered capital. The enterprise expansion fund appropriation is at the subsidiary’s discretion. The Company’s VIEs, in accordance with PRC Company Laws, may make appropriations to (i) a statutory reserve fund and (ii) a discretionary surplus fund. The statutory reserve fund requires annual appropriations of 10% of after-tax profit, as determined under PRC GAAP at each year end, until such fund has reached 50% of the VIE’s registered capital. Discretionary surplus fund appropriation is at the VIE’s discretion.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
The general reserve fund and statutory reserve fund can only be used for specific purposes, such as offsetting of accumulated losses, enterprise expansion or increasing the registered capital. The enterprise expansion fund is generally used to expand the production and operations; however, it also may be used for increasing the registered capital. The discretionary surplus fund may be used for any purposes at management’s discretion. These funds are not transferable to the Company in the form of cash dividends, loans or advances.
During the years ended December 31, 2008, 2009 and 2010, the Group appropriated after-tax profits of $105,757, nil and nil, respectively, to these reserve funds. As of December 31, 2009 and 2010, the Group had appropriated $2,466,165 and $2,466,165, respectively, to these non-distributable reserve funds. No transfers were made to reserve funds in 2009 and 2010 either because such funds have reached 50% of the respective company’s registered capital or because the respective company was in a loss position.
24 Income taxes
Cayman Islands, British Virgin Islands and UAE
Under the current laws of the Cayman Islands, British Virgin Islands and UAE, Linktone, Brilliant, Ojava Overseas and Linktone International are not subject to tax on income or capital gains.
Hong Kong
Under the current laws of Hong Kong, Noveltech, InnoForm HK and Linktone Media are subject to tax on income in Hong Kong at 16.5%.
Indonesia
Under the current laws of the Republic of Indonesia, PT Linktone and Cakrawala is subject to tax on income at 25% (2009: 28%).
Singapore
Under the current laws of the Republic of Singapore, InnoForm Media and its subsidiaries in Singapore are subject to tax on income at 17%.
Malaysia
Under the current laws of Malaysia, InnoForm Malaysia is subject to tax on income at 25%.
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
The applicable income tax rates for the Group’s PRC subsidiaries and VIEs vary. Linktone Consulting, Weilan, Ruida, Wei Lian, Lang Yi, Xian Feng, Letang and Xintong’s applicable tax rates are 25% starting 2008.
Zhong Tong, Linktone Software, Wang You and Ling Yu are located in either the economic development zones in coastal cities or the Pudong new district. Accordingly, they are subject to a preferential statutory rate of 15% pre-2008. The reduced tax rate is transitioned to 25% starting in 2008 and the transitional rates are 20% and 22% for 2009 and 2010, respectively.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
Huitong and Linktone Internet are foreign investment production enterprises located in a coastal economic development zone in the old urban district. Approved by tax bureau in May 2010. Huitong was recognized as high and new technology enterprise and, therefore, would be entitled to a favorable tax rate of 15% for the years 2009 to 2011, subject to meeting certain criteria on an annual basis. Linktone Internet started its tax holiday of two years exemption followed by three years of 50% reduced tax rate from 2005 and enjoyed 12.5% tax rate in 2008 and 2009. Its applicable tax rate starting 2010 is 25%.
Yuan Hang, Cosmos, Lian Fei and Beijing Ojava were high and new technology enterprises prior to January 1, 2008 and enjoyed a reduced tax rate of 15% and tax holiday of either two or three years of exemption followed by three years of 50% reduced tax rate. Yuan Hang’s tax holiday started in 2004 and expired in 2008. Cosmos’ tax holiday started in 2003 and expired in 2008. Lian Fei’s tax holiday started in 2002 and expired in 2007. Beijing Ojava’s tax holiday started in 2004 and expired in 2009. Furthermore, Yuan Hang, Cosmos, and Beijing Ojava qualified as high and new technology enterprises, which is effective starting in 2008 and enjoyed the reduced tax rate of 15%, instead of the tax holiday for Cosmos and Beijing Ojava, for 2009 and 2010.
Unilink, Qimingxing and Lianyu are considered as small businesses and are taxed based on the deemed profit method.
The new PRC Enterprise Income Tax Laws (the “PRC Income Tax Laws”) also impose a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside the PRC, which were exempted under the previous income tax and rules. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company.
In accordance with the PRC Income Tax Laws effective from January 1, 2008, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises, subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” shall refer to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. The Group’s non-PRC entities, if considered a PRC tax residence enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on their worldwide income. Income (loss) before income taxes from continuing operations consists of:

	Year ended December 31,
	2008	2009	2010
Cayman	(1,960,664)	(75,287)	(2,879,085)
Indonesia	—	314,378	2,673,218
Singapore	—	—	(1,710,126)
Malaysia	—	—	223,771
PRC	7,055,929	(145,480)	2,539,084

Total income before taxes from continued operations	5,095,265	93,611	846,862

The (provision for) benefit from taxes on income from continuing operations consists of:

	Year ended December 31,
	2008	2009	2010
Current	(1,164,460)	(14,889)	(1,805,227)
Deferred	378,403	(564,381)	365,966

Total	(786,057)	(579,270)	(1,439,261)

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
The following is reconciliation between the statutory Enterprise Income Tax rate and the Group’s effective tax rate for continuing operations:

	Year ended December 31,
	2008	2009	2010
Statutory Enterprise Income Tax rate	25%	25%	25%
Effect of tax holiday	(6)%	54%	—
International tax rate differences	5%	(2)%	99%
Non-deductible expenses/non-taxable income	(12)%	(106)%	1%
Change in valuation allowance	9%	656%	(48)%
PRC tax rate differences	(3)%	(133)%	(8)%
Unrecognized tax benefit	—	30%	4%
Change in tax law	—	—	—
Adjustment to prior-year tax provision	(3)%	(93)%	97%
Deferred tax on outside basis tax	—	188%	—
Effective EIT rate for continuing operations	15%	619%	170%
The aggregate effect of the tax holiday in 2008, 2009 and 2010 was $286,000, $51,000, nil, respectively.
The Group’s deferred tax assets and deferred tax liabilities at each balance sheet date are as follows:

	As of December 31,
	2009	2010
Deferred tax assets:
Establishment costs	6,601	1,986
Property and equipment	125,142	123,813
Intangible and other assets	463,612	208,550
Deferred revenue	52,656	277,779
Accrued liabilities and other payables	3,582,154	3,680,306
Advertising expenses	417,851	343,704
Net operating losses	1,756,000	1,980,258

Total deferred tax assets for continuing operations	6,404,016	6,616,396
Valuation allowance for continuing operations	(2,493,972)	(2,139,558)
Total deferred tax assets for discontinued operations	5,071,306	5,464,105
Valuation allowance for discontinued operations	(4,857,314)	(5,320,546)

Total deferred tax assets, net of valuation allowance	4,124,036	4,620,397

Deferred tax liabilities:
Accrued income	(2,966,583)	(3,138,136)
Intangible assets	—	(2,833,562)

Deferred tax liabilities for continuing operations	(2,966,583)	(5,971,698)
Deferred tax liabilities for discontinued operations	(213,992)	(143,559)

Total deferred tax liabilities	(3,180,575)	(6,115,257)

Net deferred tax assets/(liabilities)	943,461	(1,494,860)

Deferred tax assets — current	1,176,933	1,254,529
Deferred tax liabilities — current	(256,736)	(1,078,403)
Deferred tax assets — non-current	23,264	72,480
Deferred tax liabilities — non-current	—	(1,743,466)

Net deferred tax assets/(liabilities)	943,461	(1,494,860)

Management has assessed whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group recorded a valuation allowance of $7,351,286 and $7,460,104 as of December 31, 2009 and 2010, respectively, to reduce the deferred tax assets to the amount management believes is more likely than not realizable.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
The Group has a net tax operating loss carry forward of approximately $28,574,884 attributed to 12 PRC subsidiaries (including discontinued operations of $20,178,542) as of December 31, 2010. The net operating losses will expire between 2011 and 2015 if unutilized.
The Company intends to permanently reinvest all undistributed earnings of its foreign subsidiaries as of December 31, 2010. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.
During the year ended December 31, 2007, the Company recorded an unrecognized tax benefit of $100,671 related to promotional and research and development expenses. All of the unrecognized tax benefit, if recognized, would impact income tax expense. It is possible that the amount of unrecognized tax benefit will change in the next twelve months; however, an estimate of the range of the possible change cannot be made at this time.

	Year ended December 31,
	2009	2010
Beginning balance	100,671	100,671
Increases related to prior-year positions	—	—
Increases related to current-year positions	—	—

Ending balance	100,671	100,671

The Group recognizes interest and penalties related to uncertain tax positions in income tax expense. The Group recorded interest of $98,940 and $129,693 as of December 31, 2009 and 2010, respectively.
The Group’s tax years 2006 through 2010 remain open to possible examination by relevant tax authorities.
25 Stock option plans
The Board of Directors approved two stock options plans: the 2000-1 Employee Stock Option Scheme and 2003 Stock Incentive Plan (together referred to as “2003 Plans”) in November 2003. The 2003 Plans govern all stock incentive awards since November 2003. The plans provide for the grant of share options to employees, directors and consultants. Options are granted with a term of up to 10 years and generally vest over service periods that range from one to four years. The plans are administered by the Compensation Committee designated by the Board of Directors.
The 2003 Plans include a mechanism for an automatic annual increase in the number of ordinary shares available under the plan equal to the lesser of 2.5% of the total shares outstanding or 15,175,000 ordinary shares, which is known as the evergreen provision. A total of 75,633,351 ordinary shares were available for issuance under both plans as of December 31, 2009 and 2010. No new options were issued in the year ended December 31, 2010.
Stock-based compensation cost
The compensation cost charged as an expense was $728,135 (including discontinued operations of $5,887), $266,887 and $204,949 for the years ended December 31, 2008, 2009 and 2010, respectively, most of which was recorded in general and administrative expenses.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
Valuation assumptions
The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model. The following are the assumptions used for each respective period (no new options were issued during the year ended December 31, 2010):

		Year ended December 31,
		2008	2009
Risk-free interest rate (%)	(1)	2.61-3.48	2.20-2.87
Expected life (years)	(2)	3-6	6
Expected dividend yield (%)		0	0
Volatility (%)	(3)	50-60	60-65

(1)	The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury zero-coupon yield in effect at the time of grant.

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
Award activity information
The following table summarizes the option activity under the Company’s stock option (shares) program for the periods presented:

			Weighted
			average
			remaining
	Number of	Weighted-average	contractual term	Aggregate
Share options granted to employees	shares	exercise price	(years)	intrinsic value
		US$		US$

Outstanding, December 31, 2009	10,438,800	0.29	7.83	77,505
Granted	—	—
Exercised	(373,700)	0.10
Forfeited	(388,200)	0.75
Expired	(1,660,000)	0.15
Outstanding, December 31, 2010	8,016,900	0.30	6.99	48,780

Vested and expected to vest as of December 31, 2010	8,016,900	0.30	6.99	48,780
Exercisable as of December 31, 2010	5,218,500	0.37	6.24	45,962
The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares as of December 31, 2010 for those awards that have an exercise price currently below the fair value of the Company’s shares. The total intrinsic value of options exercised during 2008, 2009 and 2010 was $40,491, $14,604 and $18,237, respectively.
The weighted-average estimated fair value of options granted to employees of the Group during 2008 and 2009 was $0.11 and $0.10 per option, respectively. The total fair value of options vested during the years ended December 31, 2008, 2009 and 2010 was $0.29, $0.34 and $0.12 per option, respectively.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
The following is additional information relating to options outstanding as of December 31, 2010:

	Options outstanding as of December 31, 2010			Options exercisable as of December 31, 2010
		Weighted			Weighted
		average	Weighted		average	Weighted
		remaining	average		remaining	average
Range of	Options	contractual life	exercise	Number	contractual life	exercise
exercise price	outstanding	(years)	price ($)	exercisable	(years)	price ($)
$0.07~$0.10	572,400	0.29	0.08	572,400	0.29	0.08
$0.15~$0.29	6,170,000	8.21	0.19	3,371,600	8.06	0.20
$0.68~$0.78	644,500	4.74	0.72	644,500	4.74	0.72
$1.02~$1.40	630,000	3.44	1.16	630,000	3.44	1.16
	8,016,900	6.99	0.30	5,218,500	6.24	0.37
As of December 31, 2010, there was $0.5 million of unrecognized share-based compensation cost related to share options issued to employees, which is expected to be recognized over a weighted-average vesting period of 2.28 years. To the extent the actual forfeiture rate is different from current estimates, actual share-based compensation related to these awards may be different from the expectation. The expected forfeiture rate of the stock options granted as of December 31, 2010 is nil.
26 Related party transactions
Due from (to) related parties include:

	As of December 31,
	2009	2010
	$	$
Loan to GLD Investment Pte Ltd. (i)	8,185,700	—
Amount due to MNC Sky Vision (ii)
Loan to PT MNC Sky Vision	1,901,700	—
Interest receivable	24,778	—
Accounts receivable (iii, iv)	700,000	2,398,114

Due from related parties	10,812,178	2,398,114

Contents fee payable to MNC and its subsidiaries (iv)	—	(1,071,775)
Payable to other related parties	—	(2,475)

Due to related parties	—	(1,074,250)

(i)
The loan of SGD 11.5 million as of December 31, 2009 was receivable from GLD. Pursuant to a loan agreement between the Company and GLD on October 10, 2008, the loan was to repaid 12 months from the date the loan was received by GLD. The loan bore interest at 4% per annum during the loan period of 12 months. Pursuant to the relevant loan agreement, GLD agreed to pledge a building in Singapore to Linktone as security during the loan period. On June 28, 2010, the loan was fully repaid by GLD.

(ii)
The loan of $1,901,700 as of December 31, 2009 is due from PT MNC Sky Vision (“Sky Vision”), a limited liability company incorporated in the Republic of Indonesia, a sister company of MNC. Pursuant to the relevant agreements signed between Linktone, Sky Vision and Humax Co., Ltd. (“Humax”), Sky Vision purchased equipment from Humax, a Korean-based manufacturer, for a total amount of $2,091,870. Humax assigned its receivable from Sky Vision of $2,091,870, made up of five payments in a period from June 8, 2009 to July 13, 2009, to Linktone at a discounted value of $1,901,700. Sky Vision repaid Linktone the principal of $1,901,700 one year from each payment date and interest shall be paid on a quarterly basis. Interest income receivable as of December 31, 2009 and 2010 was $24,778 and $17,660, respectively.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

(iii)
In July 2009, the Company entered into a technical assistance agreement with GTS Far East Ltd., a limited liability company incorporated in United Arab Emirates and an affiliate of MNC, for technical advisory services to be rendered to GTS Far East’s VAS operation in the Republic of Indonesia for a monthly fee of $100,000. The earned a total fee of $700,000 million for services rendered in 2009.

(iv)
In October 2009, PT Linktone entered into cooperation agreements with Infokom and MNC. Infokom is an Indonesia corporation and controlled by the same shareholder of MNC. Pursuant to these agreements, PT Linktone operated its VAS business in Indonesia through the VAS access numbers owned by Infokom and MNC. From September 1, 2010, the PT Linktone acquisition closing date, to December 31, 2010, PT Linktone’s total revenue generated from the VAS Short Codes owned by Infokom was $1,569,369. PT Linktone’s total revenue generated from the VAS access number owned by MNC was $260,239. As of December 31, 2010, amounts due from Infokom and MNC were $2,171,951 and $ 226,163, respectively.

PT Linktone also purchases VAS contents from MNC and its subsidiaries for its operation. From September 1, 2010, the acquisition date, to December 31, 2010, PT Linktone purchased contents of $354,620 from MNC and its subsidiaries and the amounts due to these related-party content vendors, including payables assumed in the acquisition, was $1,071,775 as of December 31, 2010.

(v)	Short-term investments

On December 20, 2010, the Group purchased secured notes issued by Aerospace Satellite Corporation Holding (“Aerospace Satellite”), a wholly owned subsidiary of Sky Vision, for consideration of $20,000,000. The secured notes are traded on Singapore Exchange Ltd., due November 16, 2015, bear interest at a rate of 12.75% per annum, and are payable semi-annually in arrears. The secured notes are guaranteed by Sky Vision. The fair value of the secured notes as of December 31, 2010 of $19,800,000 was based on the quoted market price on December 31, 2010. The corresponding interest of $318,750 has been recorded in interest income.

27 Commitments and contingencies
(a) Operating lease commitments
The Group rents offices under operating lease agreements. As of December 31, 2010, the net aggregate minimum future lease payments under non-cancelable operating leases are as follows:

2011	518,111
2012	123,103
2013	82,283

Total	723,497

As of December 31, 2010, the Group had no operating lease commitments beyond 2013.
For the years ended December 31, 2008, 2009 and 2010, the Group incurred total office rental expense of $1,394,023 (including discontinued operations of $117,652), $893,398 and $760,982, respectively.
(c) Significant legal proceedings
On April 30, 2010, Yangzhou, as the plaintiff, filed two lawsuits against Unilink and Linktone Internet (See Note 8).
(d) Uncertainty in income taxes
The Company applies ASC 740-10 to account for uncertainty in income taxes. ASC 740-10 prescribes a more-likely-than-not threshold for financial statement recognition and measurement for tax positions taken or to be taken in a tax return. As of December 31, 2010, the Company has recorded an unrecognized tax benefit of $100,671, related interest of $129,693 and penalties of $40,274.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
28 Subsequent events
On March 31, 2011, the Group sold Aerospace Satellite secured notes with face value of $10 million in the open market and recognized a gain of $0.2 million, or 2% over the original price. Utilizing the proceeds from the sale and the interest earned, the Group acquired 116 million common shares through the open market at IDR 800 (or $0.092) per share in PT Global Mediacom Tbk (“Global Mediacom”), a controlling shareholder of MNC. Global Mediacom is an Indonesian corporation providing free-to-air and pay television services in Indonesia. The number of shares acquired by the Group represent less than one percent of total outstanding shares of Global Mediacom.
29 Additional information — Condensed financial statements of the Company
Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings after certain appropriations to statutory reserves, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these and other restrictions under PRC laws and regulations, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of cash, dividends, loans or advances. The restricted portion amounted to $45.4 million and $47.9 million, or 35% and 31%, of the Company’s total consolidated net assets as of December 31, 2009 and 2010, respectively. Even though the Company currently does not require any such dividends, loans or advances from its PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from our PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends or distributions to the Company’s shareholders.
The condensed financial statements of the Company are presented below.
a) Condensed balance sheets

		As of December 31,
	Note	2009	2010
		$	$
Assets
Current assets:
Cash and cash equivalents		29,530,267	16,729,503
Short-term investments		3,862,377	26,120,600
Due from related parties		10,087,400	—
Deposits and other current assets		473,858	273,986

Total current assets		43,953,902	43,124,089
Investments in subsidiaries and VIEs	d	50,825,247	74,948,558
Due from subsidiaries and VIEs		35,115,526	14,038,501
Other long-term assets		364,276	252,190

Total assets		130,258,951	132,363,338

Liabilities and shareholders’ equity
Current liabilities:
Accrued liabilities and other payables		236,848	267,128

Total current liabilities		236,848	267,128
Due to subsidiaries and VIEs		1,131,082	11,686

Total liabilities		1,367,930	278,814
Commitments and contingences	e

Shareholders’ equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 420,756,430 shares issued and outstanding as of December 31, 2009 and 421,130,130 shares issued and outstanding as of December 31, 2010)		42,075	42,113
Additional paid-in capital		137,838,890	137,581,956
Accumulated other comprehensive income:
Unrealized gain on investment in marketable securities		437,250	2,376,723
Cumulative translation adjustments		7,217,287	9,306,938
Accumulated losses		(16,644,481)	(17,223,206)

Total shareholders’ equity		128,891,021	132,084,524

Total liabilities and shareholders’ equity		130,258,951	132,363,338

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
b) Condensed statements of operations and comprehensive income

	For the year ended December 31,
	2008	2009	2010
	$	$	$
Net revenues	—	—	—
Cost of revenue	—	—	—

Gross profit	—	—	—
Total operating expenses	(2,162,438)	(1,260,418)	(2,070,580)
Reversal of (provisions for) impairment	—	431,873	(1,139,810)

Loss from operations	(2,162,438)	(828,545)	(3,210,390)
Equity in profit (loss) of subsidiaries and VIEs, net	(14,537,136)	186,179	2,315,416
Other-than-temporary impairment loss on investments	(1,476,937)	—	—
Other income and interest income, net	1,678,711	753,258	316,249

Income (loss) before tax	(16,497,800)	110,892	(578,725)
Income tax expense	—	—	—

Net income (loss)	(16,497,800)	110,892	(578,725)
Other comprehensive income (loss)
Foreign currency translation adjustment	2,646,071	(145,899)	2,089,651
Unrealized gain on investments in marketable securities	—	437,250	1,939,473

Comprehensive income (loss)	(13,851,729)	402,243	3,450,399

c) Condensed statements of cash flows

	For the year ended December 31,
	2008	2009	2010
Net cash (used in) provided by operating activities	11,740	(1,286,268)	(1,984,322)
Net cash used in investing activities	(8,918,767)	(36,621,700)	(41,980,867)
Net cash (used in) provided by financing activities	57,359,539	(438,160)	31,164,425

Net (decrease) increase in cash and cash equivalents	48,452,512	(38,346,128)	(12,800,764)
Cash and cash equivalents, beginning of year	19,423,883	67,876,395	29,530,267

Cash and cash equivalents, end of year	67,876,395	29,530,267	16,729,503

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
d) Basis of presentation
The condensed financial statements of the Company have been prepared in accordance with U.S. GAAP, except for accounting of the Company’s subsidiaries and VIEs, and certain footnote disclosures as described below.
The Company is generally a holding company of certain subsidiaries and VIEs. The Company records its investments in its subsidiaries and VIEs under the equity method of accounting. Such investments are presented in the condensed balance sheets as “Investments in subsidiaries and VIEs” and 100% of the subsidiaries’ and VIEs’ profit or loss as “Equity in profit (loss) of subsidiaries and VIEs, net” in the condensed statements of operations and comprehensive income.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.
e) Commitments, long term obligations and guarantees
The Company does not have any significant commitments, long-term obligations or guarantees as of any of the years presented, except for those disclosed in the consolidated financial statements (Note 27).