Form 20-F
period 2011-12-31
LINKTONE LTD
filed 2012-04-27
CIK 1270532

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Phone: 86-21-6167-7887; Fax: 86-21-6167-1740

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 410,422,650 ordinary shares, par value US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐             Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

Forward-Looking Information

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including but not limited to those risks and uncertainties identified under Item 3.D. “Risk Factors.” We would like to caution you not to place undue reliance on these statements, and you should read these statements in conjunction with the risks and uncertainties identified under Item 3.D. “Risk Factors.”

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

A. Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects.” The following data as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 has been derived from our audited consolidated financial statements for those years and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data as of December 31, 2007, 2008 and 2009 and for the years ended December 31, 2007 and 2008 has also been derived from our audited consolidated financial statements for those years, which are not included in this annual report. Our audited financial statements for the foregoing periods were prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.

All amounts below are in U.S. dollars, except for share number data.

	For the year ended December 31,
	2007 (1)	2008	2009	2010	2011
	$	$	$	$	$
Statements of Operations and Comprehensive Income Data:
Gross revenue from non-related parties	49,714,795	67,025,802	61,516,694	69,878,417	55,742,117
Gross revenue from related parties	—	—	700,000	1,829,608	4,935,056
Sales tax	(1,751,517)	(2,520,119)	(2,303,289)	(2,087,121)	(1,591,748)

Net revenue	47,963,278	64,505,683	59,913,405	69,620,904	59,085,425
Cost of revenue	(20,377,795)	(33,837,630)	(38,941,272)	(47,137,394)	(36,202,433)

Gross profit	27,585,483	30,668,053	20,972,133	22,483,510	22,882,992
Operating expenses:
Product development	(5,506,938)	(3,177,071)	(3,316,507)	(2,811,783)	(3,230,445)
Selling and marketing	(13,787,153)	(13,130,513)	(9,318,469)	(8,377,743)	(8,566,257)
General and administrative	(11,762,028)	(9,901,474)	(8,220,999)	(12,325,334)	(12,638,207)
Reversal of contingent consideration payable	—	—	—	—	1,618,816
(Provision for impairment) / Gain on bad debts recovery	(5,142,396)	—	(2,068,127)	(1,102,265)	110,425

Total operating expenses	(36,198,515)	(26,209,058)	(22,924,102)	(24,617,125)	(22,705,668)

Income (loss) from continuing operations	(8,613,032)	4,458,995	(1,951,969)	(2,133,615)	177,324
Interest income, net of financial expenses (2)	1,111,337	1,728,654	1,614,575	2,278,593	2,398,065
Other income (loss), net of other expenses	467,690	384,553	431,005	701,884	(264,934)
Other-than-temporary impairment loss on investments	—	(1,476,937)	—	—	—
Dividend income from short-term investments					314,300
Gain on sales of short-term investments	—	—	—	—	4,962,873

Income (loss) from continuing operations before income tax	(7,034,005)	5,095,265	93,611	846,862	7,587,628
Income tax expense	(433,657)	(786,057)	(579,270)	(1,439,261)	(1,299,981)

Net income (loss) from continuing operations	(7,467,662)	4,309,208	(485,659)	(592,399)	6,287,647
Income (loss) from discontinued operations	(8,936,340)	(20,807,008)	596,551	315,256	—

Net income (loss)	(16,404,002)	(16,497,800)	110,892	(277,143)	6,287,647
Net income attributable to non-controlling interest	—	—	—	(301,582)	(1,024,205)

Net income (loss) attributable to the shareholders of the shareholders of the Company	(16,404,002)	(16,497,800)	110,892	(578,725)	5,263,442

Earnings (loss) per share:
Basic:
Continuing operations	(0.03)	0.01	(0.00)	(0.00)	0.01
Discontinued operations	(0.04)	(0.05)	0.00	0.00	0.00
Total net income (loss)	(0.07)	(0.04)	0.00	(0.00)	0.01
Diluted:
Continuing operations	(0.03)	0.01	(0.00)	(0.00)	0.01
Discontinued operations	(0.04)	(0.05)	0.00	0.00	0.00
Total net income (loss)	(0.07)	(0.04)	0.00	(0.00)	0.01
Weighted-average number of ordinary shares:
Basic	239,499,334	374,285,807	420,677,724	420,980,146	420,041,022
Diluted	239,499,334	374,847,328	420,677,724	420,980,146	420,088,521

Statements of Cash Flows Data:
Cash flows from:
Operating activities of continuing operations	4,592,626	7,970,372	546,684	1,237,562	3,146,273
Operating activities of discontinued operations	(14,779,630)	(10,799,804)	4,395,367	—	—
Investing activities of continuing operations	(3,042,125)	(12,887,561)	(6,480,967)	(25,686,289)	(22,093,815)
Investing activities of discontinued operations	(566,181)	(16,210)	—	—	—
Financing activities of continuing operations	25,847	57,359,539	(438,160)	3,188,321	(142,161)

(1)	The statements of operations and comprehensive income data for the year ended December 31, 2007 has been adjusted to show the financial results of our advertising business (which included various cross-media advertising arrangements as described in Item 4.B. “Information on the Company — Business Overview — Cross-Media Advertising Business”) as discontinued operations. That business segment started in the fourth quarter of 2006 and was terminated in the third quarter of 2008.
(2)	Interest income includes $325,080, $85,594 and nil from related parties for the years ended December 31, 2009, 2010 and 2011, respectively.

	As of December 31,
	2007	2008	2009	2010	2011
	$	$	$	$	$
Balance Sheet Data:
Cash, cash equivalents and restricted cash	39,646,522	81,593,823	79,477,153	59,449,183	41,524,906
Short-term investments	2,315,334	14,372,646	19,702,747	33,809,913	56,584,958
Accounts receivable, net	10,164,756	15,245,030	11,838,597	15,491,479	17,048,783
Due from related parties	—	7,984,450	10,812,178	2,398,114	2,375,450
Tax refund, other receivables and other current assets	14,644,396	7,827,173	5,488,297	10,605,859	7,366,663
Inventories	—	—	—	2,304,716	1,881,749
Property and equipment, net and non-current assets held for sale	2,258,814	1,031,543	530,769	12,615,968	12,010,310
Goodwill, intangible assets and other long-term assets	21,315,116	15,348,053	12,577,791	54,601,488	51,403,411

Total assets	90,344,938	143,402,718	140,427,532	191,276,720	190,196,230

Total liabilities	13,551,129	15,192,667	11,536,511	37,569,112	27,720,209
Non-controlling interests	108,066	—	—	21,623,084	22,645,840

Net assets	76,685,743	128,210,051	128,891,021	132,084,524	139,830,181

Capital stock	72,226,201	137,602,238	137,880,965	137,624,069	136,362,815

Exchange Rate Information

Our business is currently primarily conducted in and from China, Singapore and Indonesia in their respective currencies — Renminbi (RMB), Singapore dollar (SGD) and Indonesian rupiah (IDR). In this annual report, all references to Renminbi or RMB, Singapore dollar or SGD and rupiah or IDR are to the legal currencies of China, Singapore and Indonesia, respectively, and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. The conversion of RMB, SGD and IDR into U.S. dollars in this annual report are based on the middle rate between buying and selling as published by the People’s Bank of China of the People’s Republic of China, or PRC, the Development Bank of Singapore and Bank Indonesia, respectively. For reader convenience, this annual report contains translations of (1) some Renminbi to U.S. dollar amounts at US$1.00 : RMB6.3009, (2) some Singapore dollar to U.S. dollar amounts at US$1.00: SGD1.2972 and (3) some rupiah to U.S. dollar amounts at US$1.00: IDR 9,091, all of which were the middle rates for the respective currencies on December 31, 2011. The published middle rate on April 20, 2012 was US$1.00 : RMB6.3167, US$1.00 : SGD1.2515 and US$1.00 : IDR9,183. We make no representation that any Renminbi, Singapore dollar, rupiah or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or such currencies, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth the average middle rates for Renminbi, Singapore dollars and Indonesian rupiah expressed as per one U.S. dollar for the years 2007, 2008, 2009, 2010 and 2011:

Year	Average (1)	RMB	SGD	IDR
2007		7.6040	1.4582	9,132
2008		6.9451	1.4134	9,465
2009		6.8310	1.4526	10,408
2010		6.7695	1.3434	8,996
2011		6.4588	1.2561	8,776

(1) Determined by averaging the middle rate between buying and selling rates on the last business day of each month during the relevant period.

The following table sets forth the high and low middle rates for the Renminbi, Singapore dollar and Indonesian rupiah expressed as per one U.S. dollar during the past six months.

	RMB		SGD		IDR
Month Ended	High	Low	High	Low	High	Low
October 31, 2011	6.3643	6.2881	1.3142	1.2402	8,834	8,757
November 30, 2011	6.3907	6.3141	1.3045	1.2933	9,251	9,081
December 31, 2011	6.3229	6.2239	1.3017	1.2992	9,009	8,969
January 31, 2012	6.3414	6.2654	1.2569	1.2525	8,969	8,953
February 29, 2012	6.3103	6.2348	1.2577	1.2534	9,083	9,017
March 31, 2012	6.3073	6.2318	1.2594	1.2551	9,234	9,083

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

RISKS RELATED TO OUR BUSINESS

We depend on the principal mobile and fixed line telecommunication network operators in China and Indonesia for delivery of our telecom value-added services, and the termination or alteration of our various contracts with any of them or their provincial or local affiliates could materially and adversely impact our business.

In China, we offer all of our China-based telecom value-added services, or VAS, to users through three principal mobile phone and fixed line network operators in China, China Mobile Communications Corporation, or China Mobile, China United Telecommunications Corporation, or China Unicom, and China Telecom Group, or China Telecom, which service substantially all of China’s approximately 900 million mobile phone subscribers at the end of December 2011. As of December 2011, China Mobile had approximately 660 million mobile subscribers, or 73% of the mobile phone service market in China, China Unicom had approximately 167 million mobile subscribers, or 18% of the mobile phone service market in China, and China Telecom had approximately 93 million mobile subscribers, or the remaining 9% of the mobile phone service market in China. Given their dominant market position, our negotiating leverage with China Mobile, China Unicom and China Telecom is limited. For 2009, 2010 and 2011, we derived approximately 74.4%, 52.4%, and 70.7% respectively, of our China gross revenue from China Mobile and are, therefore, particularly dependent on that operator.

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

In Indonesia, we offer our VAS services through nine mobile network operators, principally the three largest — PT Telekomunikasi Selular, or Telkomsel, PT Indosat Tbk, or Indosat, PT XL Axiata Tbk, or XL. Given their dominant market position, our negotiating leverage with Telkomsel, Indosat and XL is limited. In 2011, our revenue from VAS in Indonesia represented 13.5% of our total revenue, and we are particularly dependent on Telkomsel, which contributed approximately 68% of our VAS revenue from Indonesia in that year.

Our services in Indonesia are provided pursuant to contracts that we have with the operators. Each of these contracts is non-exclusive and has a limited term (generally one year). As in China, we usually renew these contracts or enter into new ones when the prior contracts expire, but on occasion the renewal or new contract can be delayed by periods of one month or more. The terms of these contracts vary, but the operators are generally entitled to terminate them in advance for a variety of reasons or, in some cases, for unspecified reasons at their discretion. For example, several of our contracts with the Indonesia-based operators can be terminated after three notifications from the operators if:

•	we make or produce content that is outside the content category determined in the contract;

•	we engage in abuse or fraud in relation to any user content and/or customer service; or

•

we engage in abuse or fraud in relation to access codes, tariffs, data configurations and technical specifications, or other actions that are outside the types of services that have been established in the contract.

If our various contracts with any of the operators in China or Indonesia are terminated or adversely altered, it may be impossible to find appropriate replacement operators with the requisite licenses and permits, infrastructure and customer base to offer our services, and our business would be significantly impaired.

Changes in the regulation of the VAS markets in which we are operating, including the policies and procedures of the operators, have negatively affected our revenue. Further changes could materially and adversely impact our revenue, profitability and financial condition in the future.

The VAS industries in China and Indonesia are heavily regulated, and the operators also have a wide range of policies regarding customer service, quality control and other aspects of the industry. As the industry has evolved over the last several years, the regulations, as well as operators’ policies and procedures, have changed and been refined to improve overall service quality. In addition, the operators have unilaterally changed the way such policies and procedures have been enforced as applied to third party service providers such as ourselves, and may do so again in the future. We often only become aware of such policy or procedural changes when the operators inform us orally or provide us with a monthly statement indicating an additional charge, which in either case can happen months after the originating cause or issues arose. Because of this time delay, we cannot always confirm the existence of such issues or conform our systems in a timely manner.

For example, in response to policy directives from China’s Ministry of Industry and Information Technology, or MIIT, China Mobile, China Unicom and China Telecom introduced significant changes to their operating policies in recent years. These policy changes by the operators negatively affected our revenue and profitability from 2G, 2.5G and audio-related services in 2009, 2010 and 2011. In response to measures taken by MIIT, in November 2009 China Mobile, China Unicom and China Telecom implemented a series of measures targeting to eliminate offensive or unauthorized content, including pornographic content, on Wireless Application Protocol (referred to as WAP in this annual report) sites in China, and suspended the ability of all of their third party WAP service providers, including our company, to charge for services, including services that do not contain offensive or unauthorized content. This suspension is still effective. Furthermore, in 2010 China

Mobile, China Unicom and China Telecom implemented additional measures in order to further improve user experience for mobile handset embedded services, including requiring additional notices to, and confirmations by, users before purchasing wireless VAS that are embedded in mobile handsets. The operators also began requiring SMS short codes, which are special telephone numbers shorter than full telephone numbers that are widely used for ordering VAS and other activities such as voting in television program contests, to be more tailored to the specific service offering or service partner (previously, a single SMS short code could be used for multiple service offerings or partners). We do not expect the measure on WAP services to materially adversely impact our revenue and profitability given that our revenue from WAP services has not been significant, but the measures on mobile handset embedded services and SMS short codes negatively affected our revenue and profitability from data-related services in 2010 and 2011. Moreover, subsequent changes to the operators’ procedures starting in March 2010 have caused our revenue from IVR services to significantly decline since that time.

In addition, in October 2011, the Indonesia Telecommunication Regulatory Board (known as BRTI) issued a circular which prohibits VAS providers such as us from promoting premium SMS or other content, services and contests through unsolicited SMS messages or broadcasts, which limits our ability to promote our services. The circular also required existing customers to re-register with service providers in order to continue to receive VAS. As a result, our revenue from Indonesia has been, and is expected to continue to be, adversely affected by this circular. It has also recently been reported in the media that BRTI may amend existing telecom regulations in response to complaints from the public as a follow-up to its October 2011 circular. These requirements may impose additional requirements and restrictions on our business.

Any future changes to telecom regulations or the operators’ policies and procedures, or in the way they are enforced, could result in a material and adverse effect on our revenue, profitability and financial condition.

Our business has been adversely affected and will continue to be adversely affected if the operators continue to expand their own portfolio of VAS that compete with our services.

The principal mobile operators in China, as well as in Indonesia, have been continuously increasing their offerings of VAS, such as personal information management, instant messaging, mobile news, location-based services, mobile commerce and other entertainment and informational services. We believe that mobile operators in our markets are focusing on greater adoption of VAS as their dependency on such revenue rises. The operators’ offerings directly compete with our services, and the wide variety of services that mobile operators offer may make it increasingly difficult for us to compete effectively.

Our business has been affected by this trend and will be adversely affected further if any of the operators decides to further increase its own offerings of VAS to users of mobile and wireless devices. Moreover, we could be partially or fully denied access to their networks as the operators expand their service offerings.

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

In China and Indonesia, we do not collect fees for our services from the operators in a number of circumstances, including if:

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

These situations are known in the industry as billing and transmission failures, and we do not recognize or receive any revenue for services which are characterized as billing and transmission failures by the operators. Billing and transmission failures can significantly affect our revenue. In China, we are also required to pay some of our content and distribution channel providers a percentage of the revenue earned from the operators with respect to services incorporating the content providers’ products or distributed through their channels. In calculating the fees payable to these providers, we make estimates to take into account certain potential adjustments made by the operators which may have been applicable to the services incorporating the providers’ products, and reduce the fees payable by us accordingly. Nonetheless, as estimates involve making assumptions which may prove inaccurate, we have in the past paid, and may continue to pay, such providers fees which are disproportionate to what we have been paid for the relevant service. In Indonesia, we do not have an obligation to pay our partners in regards to billing and transmission failures.

Because the operators do not supply us with revenue and transmission information on a service-by-service basis, we can only estimate our actual gross revenue and our cost of revenue by service type, and as a result, which of our services are or may be profitable, all of which make it difficult to analyze the factors affecting our financial performance.

In both China and Indonesia, the operators provide us with separate monthly statements for our SMS, 2.5G and audio-related services. However, the monthly statements of the operators with respect to each such service category do not contain revenue and billing and transmission failure information on a specific service-by-service basis. Although we maintain our own records reporting the services provided, we can only estimate our actual gross revenue and cost of revenue by service type because we are unable to confirm which services were transmitted but resulted in billing and transmission failures. As a result, we are not able to definitively calculate and monitor service- by-service revenue, margins and other financial information, such as average revenue per user by service and total revenue per user by service, and also cannot definitively determine which of our services are or may be profitable.

The operators may also impose higher service or network fees on us if we are unable to satisfy customer usage and other performance criteria. In China, the operators charge us if their customers default in payment of our service fees.

Fees for our VAS are charged on a monthly subscription or per use basis. Based on our contractual arrangements, we rely on the operators for both billing of, and collection from, phone users of fees for our services.

China Mobile generally charges us a service fee of 15.0% to 30.0% of the revenue generated by our services. China Unicom and China Telecom have implemented a sliding scale system whereby the percentage of gross revenue received by the service provider can range from 39.0% to 85.0% and 59.0% to 85.0%, respectively, depending on customer usage, revenue and other performance criteria. In 2011, we received on average 82.0%, 75.0% and 61.0% of the gross revenue collected by China Mobile, China Unicom and China Telecom, respectively. Moreover, to the extent that the number of messages sent by us over each operator’s network in most provinces, exceeds the number of messages our customers send to us, we must pay per message network fees, which decrease in several provinces as the volume of customer usage of our services increases. The number of messages sent by us will exceed those sent by our users, for example, if a user sends us a single message to order a game but we in turn must send that user several messages to confirm his or her order and deliver the game itself. We cannot be certain that we will be able to satisfy these criteria in the future or that the operators will keep the criteria at their current levels. In addition, in China, the operators, through most of their provincial and local offices, charge us services fees and network fees even when a customer defaults in payment to the operators for our services. Our gross margins are reduced as a result of these charges, and any future increase in the operator’s network fees and service charges will likely reduce our gross margins further.

In Indonesia, our revenue sharing arrangement with telecom operators generally uses a three-tiered system: if we are considered a Class A content provider, the revenue share is 40% for the telecom operator and 60% for us; a Class B content provider, 50% for the telecom operator and 50% for us; Class C content provider, 60% for the telecom operator and 40% for us. To be considered a Class A content provider, our revenue must be at least IDR100 million (US$11,000) per month; a Class B content provider, more than IDR50 million (US$5,500) but less than IDR100 million (US$11,000) per month; Class C content provider, IDR50 million (US$5,500) or less. Although Telkomsel, Indosat and XL all currently consider us a Class A content provider, there is no guarantee that we qualify as a Class A content provider in the future. If we do not qualify as a Class A content provider, our revenues generated by our services in Indonesia may be materially affected.

In China, the operators may not authorize our services to be offered on their networks or restrict the service fees we may charge if we fail to achieve minimum customer usage, revenue and other criteria.

In China, our business could be adversely affected if we fail to achieve minimum customer usage, revenue and other criteria imposed or revised by the operators at their discretion from time to time. The operators, through their provincial and local offices, have historically preferred to work only with a small group of the best performing VAS providers, based upon the uniqueness of the service offered by each provider, total number of users, usage and revenue generated in the applicable province or municipality, the rate of customer complaints, and marketing expenditures in the applicable province or municipality. If we fail to meet the then current performance criteria that the operators set from time to time, our services could be excluded from their networks at a provincial, municipal or national level, or we could be precluded from introducing new services or services with higher fees, which would adversely affect our revenue and growth prospects.

China Mobile implements a quarterly credit and ranking of its SMS and IVR service providers, respectively, based on certain performance criteria, and those service providers that fall into a lower rank are subject to restrictions in service fees they may charge in the following quarters until their ranking improves. China Mobile may extend such ranking systems to other services in the future.

During 2009, 2010 and 2011, some of the VAS offered by our affiliated entities received lower ranks for certain quarters which reduced our revenue in those periods. If the services offered by our affiliated entities fail to achieve a satisfactory ranking in the future, the service fees we may charge for these services may be restricted, which would adversely affect our revenue and profit margin.

The services we offer and the prices we charge are subject to approval by the operators, and if requested approvals are not granted in a timely manner, our business could be adversely affected.

In China and Indonesia, we must obtain approval from the operators with respect to each service that we propose to offer to their customers and the pricing for such service. In addition, any changes in the pricing of our existing services must be approved in advance by these operators. There can be no assurance that such approvals will be granted in a timely manner or at all. Moreover, under all of our contracts with China Mobile and most of our contracts with China Unicom and China Telecom, we cannot change prices more than once every six months or charge prices outside of a fixed range. Failure to obtain, or a delay in obtaining, such approvals could place us at a competitive disadvantage in the market and adversely affect our business. In addition, the operators’ more rigorous enforcement of their customer service policies in recent years may result in stricter scrutiny by the operators of our proposed services and pricing, which may in turn delay the approval process or result in disapproval of such proposed services or pricing.

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

In China and Indonesia, we recognize a portion of our revenue based on estimates of monthly revenue based on our internal records for the month and monthly confirmation rates with the operators in prior months if we are unable to obtain actual figures from the operators before we finalize our financial statements. Actual revenue may differ from prior estimates when unexpected variations in billing and transmission failures occur. To the extent our estimates differ from actual figures reported by the operators, this could potentially require us to later make adjustments to our financial statements if the operators’ billing statements and cash payments are different from our estimates, which could adversely affect our reputation and the price of our American Depositary Shares, or ADSs.

For the years ended December 31, 2009, 2010 and 2011, 1.0%, 1.6% and 3.3%, respectively, of our gross revenue was based on such estimates.

We face intense competition in the VAS markets in China and Indonesia.

The Chinese market for VAS is intensely competitive, and is changing rapidly. We compete principally with three groups of VAS providers in China:

•	dedicated service providers similar to Linktone whose business focus is to offer a variety of telecom content directly to mobile and fixed-line phone users,

•	the national internet portal operators in China, which offer internet access and content aggregation services on a nationwide basis in addition to telecom services, and

•	niche service providers, which focus primarily on a particular market segment or application that often builds on a pre- existing sector competency.

In addition, we also face growing competition from China Mobile, China Unicom and China Telecom as they increase their offerings of VAS.

The Indonesian market for VAS is also fiercely competitive. There are over 200 service providers in Indonesia, many of whom are expanding their content and have a more established brand and market position in comparison to our company. Some of our competitors offer VAS which are similar to our portfolio of services, while others focus on particular categories of services. We focus on launching 3G services and leveraging the broad range of content provided by the MNC Group, but we cannot be certain that such services and content will be appealing to customers. In addition, while we believe that the number of users of VAS, in particular for mobile games and ringback tones, have been increasing rapidly in Indonesia, certain types of services such as SMS subscriptions and mobile quiz contests have experienced slower growth in recent periods as the markets for such services mature. Moreover, a number of internet and web portal operators offer similar content for free in Indonesia. To compete against such providers, we are working with mobile application developers to create applications that contain our content menu, which enables customers to simply click the items that they want and we will charge them for the content. Such applications can be downloaded by a customer into his or her mobile handset, or we can embed them into mobile handsets by cooperating with handset principals or distributors. We share our revenue with the application developers, which tends to lower our margins for the services we sell in Indonesia.

A substantial portion of our revenue is derived from the relatively wealthier coastal and southern provinces in China, and the termination or alteration of our contracts with the operators or a general economic downturn in those areas could have a particularly adverse effect on our business.

Per capita income levels and mobile phone penetration rates (i.e., the number of mobile subscribers divided by the population of China) in China are generally higher in the coastal and southern provinces, such as Guangdong, Shandong, Liaoning, and Zhejiang provinces, as well as the municipalities of Shanghai and Beijing, which are among our top revenue generating locales.

Some of our contracts are with the operators’ parent companies and are nationwide, while other contracts are with the respective affiliates of the operators in various provinces and municipalities. As noted above, there are numerous, often highly- subjective bases on which the operators have the right to terminate our contracts with them. Moreover, some of our nationwide contracts or contracts with affiliates of China Mobile for Guangdong, Shandong, Liaoning and Zhejiang provinces and the municipalities of Shanghai and Beijing can be terminated at the discretion of either contracting party upon 15 to 30 days notice, depending on the contract. If these contracts are terminated or adversely altered or there is a general economic downturn in those areas, our business could be adversely affected. We cannot predict whether there will be a termination of our contracts with affiliates of the operators in significant provinces in the future.

We may face increasing risks relating to conducting business internationally.

Although to date we have generated the major portion of our revenue within the PRC, we are in the process of implementing our long-term strategy to enter other markets in Asia to expand our geographic coverage and our range of product and service offerings. For example, in 2009, we recorded revenue of $0.7 million from providing VAS and related market and technical services in Indonesia to PT Infokom Elektrindo, or Infokom, an affiliate of PT Media Nusantara Citra Tbk, or MNC, our controlling shareholder. MNC, its subsidiaries and affiliates are hereinafter collectively referred to as MNC Group.

Subsequently in June 2010, we purchased a mandatory convertible bond, or MCB, issued by PT Inti Idaman Nusantara, or IDN, which has been renamed PT Linktone Indonesia, or PT Linktone, from Starlight Ltd, or Starlight, a United Arab Emirates company, for a total consideration of $13.2 million. In September 2010, we converted the bond into new shares of PT Linktone representing 51% of its outstanding share capital (the remaining 49% interest in PT Linktone is owned by MNC Group), and we now conduct all of our VAS activities in Indonesia through PT Linktone. We had revenue of $1.8 million and $8.2 million from PT Linktone’s provision of VAS in Indonesia in 2010 and 2011 respectively. The purpose of the acquisition was in line with our expansion strategy in the region.

We are also continuously looking for other opportunities to leverage the extensive media resources and relationships with content providers of MNC Group. As part of this initiative, we and MNC (through its wholly owned subsidiary, MNC International Middle East Limited, or MIMEL) acquired 50% and 25% of the share capital of InnoForm Media Pte. Ltd., or InnoForm, in March 2010, respectively. In June 2010, we subscribed for additional new shares of InnoForm and as a result of which we and MNC (through MIMEL) hold 75% and 12.5% of the equity interest of InnoForm, respectively. For additional discussion, see Item 7.B. “Related Party Transactions.” InnoForm is a Singapore-based company with regional offices in Malaysia, Hong Kong and Vietnam specializing in the production, acquisition, distribution and licensing of multi-platform edutainment and entertainment content.

We have very limited experience, however, operating in markets outside of China and in managing non-VAS businesses. These initiatives may cause us to become increasingly subject to various risks relating to conducting business abroad, including:

•	political and economic instability in countries where we offer our products and services;

•	different user preferences and usage habits with respect to VAS and other services, and consumption of video, audio and print content in other markets;

•	different or changing policies and procedures of operators;

•	legal or regulatory restrictions;

•	potentially negative consequences from changes in tax laws;

•	fluctuations in currency exchange rates;

•	difficulty in staffing and managing widespread operations;

•	differing protection of intellectual property; and

•	difficulties in collecting accounts receivable because of distance and different legal rules.

Our future growth and profitability may be materially and adversely affected if we cannot adequately manage these and any other risks which arise in connection with our international expansion. We may also be subject to impairment charges if the value of any of our overseas investments declines, as discussed in the foregoing risk factor.

We rely on an affiliate of MNC in operating a material portion of our VAS business in Indonesia, and the termination or alteration of our arrangements with such entity, including our use of its short codes, could materially adversely affect our business and results of operation.

We rely on an affiliate of MNC, Infokom, in operating a material portion of our VAS business in Indonesia where customers access VAS through numerical codes shorter than telephone numbers, or short codes, that are registered with the telecom operators. These short codes are used by customers to order VAS and take other actions such as voting in television program contests. In 2010, MNC transferred the ownership of one short code to PT Linktone and we are currently in the process of registering PT Linktone’s ownership of this short code with the telecom operators. Nonetheless, a material portion of our VAS business depends on an agreement with an affiliate of MNC, Infokom. Under this agreement, Infokom, has assigned the rights to use three of its short codes to PT Linktone in exchange for a fee equal to 10% of the revenues generated through the use of such short codes, net of the telecom operators’ fees. Infokom in turn has cooperative agreements regarding the registration of such short codes with the telecom operators. We have no direct contracts with such operators with respect to Infokom’s short codes. Because PT Linktone does not own Infokom’s short codes, but merely has the right to use such short codes, we depend on Infokom to keep its contracts with the operators in effect and to remit revenue from the operators to us for the use of such short codes. If Infokom does not maintain its contractual arrangements with the telecom operators or decides to stop providing short codes to us or charges us increased fees for the use of such short codes, we may be unable to enter into such contracts directly with the operators or to obtain new short codes from alternate sources. In any such case, our business and results of operations may be materially adversely affected.

Our expansion into the entertainment and edutainment content distribution market through our acquisition of InnoForm may not be successful.

InnoForm primarily acquires multi-platform and multi-territorial rights for entertainment and edutainment content, and distributes such content across platforms such as theatres, home entertainment (VCDs/DVDs/Blu-ray discs), free to air and pay television and digital media in Singapore, Malaysia, Vietnam and Hong Kong. InnoForm also engages in the distribution of pay television channels, karaoke video licensing, karaoke system rental and providing a karaoke-on-demand channel on pay television platforms. Its operating results have varied significantly in the past, and may vary significantly in the future due to a number of factors that could have an adverse impact on the business. Thus, the operational and financial results of this acquisition may differ from our expectations.

InnoForm faces significant competition from other video distributors operating in Southeast Asia such as Scorpio East Holdings Pte Ltd and Berjaya HVN (S) Pte Ltd, as well as a number of smaller low cost distributors. Our competitors may have one or more of the following advantages: a longer operating history, greater brand recognition, a larger customer base, greater financial, technological or marketing resources or superior access to original content than we have. As a result, our existing or potential competitors may in the future achieve greater market acceptance and gain additional market share, which in turn could reduce our revenue.

In addition, commencing in mid-2010, overall sales of entertainment and edutainment products in InnoForm’s markets have declined which has adversely affected the revenue of InnoForm and other industry participants. This decline has resulted from a number of factors, many of which are beyond our control, including a proliferation of illegal free-to-download quality video websites and increasing penetration of high-speed broadband in major cities, particularly in Singapore. As a result, we expect that viewers will consume more video content online. Other factors which have adversely affected InnoForm’s business and results of operations include:

•	high rental rates in Southeast Asian cities which has caused many retailers to decrease the number of outlets they operate,

•	the availability of parallel-imported video products from lower-cost countries such as China, Malaysia and Indonesia,

•	consistent with the industry trend worldwide, relatively slow sales of Blu-ray discs,

•	a reluctance among many major content producers, such as Hollywood movie studios, to change their distributors which limits InnoForm’s ability to increase market share,

•	increasing competition from online portals, movie theaters and other forms of entertainment and education, and

•	increasing costs to acquire desirable content.

In addition, InnoForm also obtains all of its entertainment and edutainment content from third parties, and its cost of acquiring such content has been increasing in recent years which has, and may continue to, negatively impact its profitability and liquidity.

We are focusing on broadening InnoForm’s distribution network to include theatrical and new media digital platforms, the latter of which will allow customers to buy home entertainment products online and consume video content via online and wireless devices. We can provide no assurance that these efforts will be successful or that they will generate sufficient sales to offset the ongoing decline in sales of physical discs. We cannot be certain that, if we are able to launch our online commerce and video services, such services will be able to compete with other websites which offer online video content, particularly those which offer content in violation of copyright protections and may allow downloads for free or at significantly lower prices than we can charge.

The VAS industry in China and Indonesia is rapidly evolving, which may make it difficult for investors to evaluate our business.

We began commercially offering VAS in China in 2000 while PT Linktone, previously known as IDN, began offering VAS in Indonesia in 2009. Over the last several years, the technologies and services used in the VAS industry in these markets have developed rapidly. As a result of this rapid and continual change in the industry, you should consider our prospects in light of the risks and difficulties frequently encountered by companies in an early stage of development. These risks include our ability to:

•

attract and retain users for our VAS, especially for our 2.5G and audio-related services, and mobile online games which have increased in 2011 following our acquisition of a 50.01% interest in Letang Game Limited, or Letang, a private Chinese company specializing in the development of mobile games and PC games, in January 2010,

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

The success of some of our VAS is significantly dependent on our ability to obtain, customize and localize desirable content and technology from third parties and distribute our services effectively.

We are increasingly obtaining much of our VAS content, including wireless games, e-reading, music, news and other content such as popular radio or television programs, from third parties. Furthermore, we expect that we will license technology in connection with our development of next generation services. As the market for VAS develops, content and technology providers and distribution channel providers have increased their profits from these distribution and localization arrangements by demanding a greater share of revenue or other fees, which has adversely affected our financial performance, including adversely affecting our revenue and gross margin in 2011.

Many of our arrangements with content and technology providers as well as distribution channel providers are non- exclusive, short-term and subject to renewal. If our competitors are able to provide or distribute such content in a similar or superior manner or to license the same technologies, it could adversely affect the popularity of our services and our negotiating leverage with third party providers. In addition, lack of effective distribution channels has adversely affected our revenue from 2.5G services in 2010 and 2011.

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

We have made acquisitions and formed strategic alliances in the past. Some of the companies we acquired have not performed as well as we expected, and required significant further capital input and attention from our management. We also have terminated or restructured certain strategic alliances. For example, we recognized an impairment provision of $1.3 million in 2010 related to a loan receivable in connection with our partnership to distribute U.S. Major League Baseball content. Nevertheless, if we are presented with appropriate opportunities, we may continue to acquire businesses, technologies, services or products or enter into strategic alliances which are complementary to our core VAS business in the future, but may also present similar challenges. For example, a consolidated affiliate, Shanghai Weilan Computer Co., Ltd. (“Weilan”), acquired a controlling interest in Letang in January 2010. In addition, we and MNC (through MIMEL) acquired in the aggregate 87.5% of the share capital of InnoForm in March 2010 and June 2010, and in June 2010 we acquired mandatory convertible bonds that were converted into new shares of PT Linktone representing 51% of its outstanding share capital, as described above.

The requirement for significant further capital input and the diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Acquisitions or strategic alliances expose us to potential risks, including risks associated with the integration of new operations, services and personnel, ensuring effective internal controls with respect to acquired or new businesses, the extent to which acquired or new businesses give rise to unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions or strategic alliances and potential loss of, or harm to, relationships with employees and content providers as a result of integration of new businesses. Given the sophisticated technologies used in the VAS industry, the successful, cost-effective integration of other businesses’ technology platforms and services into our own is also a critical, and highly complex, aspect of any acquisition or strategic alliance. If we are unable to successfully enter into and implement acquisitions or strategic alliances in future periods, our business, financial condition and results of operations could be materially and adversely affected.

We have incurred net losses for a significant portion of our history.

We incurred significant net losses until the first quarter of 2003 and began incurring net losses again in the first quarter of 2007 until the fourth quarter of 2008 during which time we were implementing our cross-media strategy which involved significant expenses. We also incurred a net loss for the fourth quarters of 2009 and 2010 and the second quarter of 2011. We could incur significant net losses in the future due to changes in the market, operating environment and competitive dynamics and our ability to respond to those changes, as well as any possible new strategic initiatives launched by our company. If we do not sustain profitability, the market price of our ADSs may decline.

We have been required to record charges to earnings because the value of certain of our assets was deemed to have been impaired, and we may record such charges in future periods.

We are required by U.S. GAAP to review our receivables, short-term investments, intangible assets, goodwill and other assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. We recorded an impairment charge of $2.5 million in 2009 related to the goodwill for our PC game business, which was caused by a downward revision in expected future cash flow for that business resulting from market competition, and an impairment in connection with our partnership to distribute U.S. Major League Baseball content of $1.3 million in 2010, as noted above. Please refer to Item 5. “Operating and Financial Review and Prospects — Results of Operations” and “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates.” We may be required to record similar impairment charges in the future if we determine that the value of our assets is impaired.

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

It is difficult to plan for capital requirements in our rapidly changing industry. We may need additional capital for our future acquisitions, service development, technological infrastructure and sales and marketing activities. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perceptions of, and demand for, securities of VAS companies;

•	conditions of the U.S. and other capital markets in which may seek to raise funds;

•	our future results of operations, financial conditions and cash flows;

•	governmental regulations of foreign investment in VAS companies;

•	economic, political and other conditions in the PRC and other countries in which we operate; and

•	governmental policies relating to foreign currency borrowings.

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

We are a holding company with assets consisting primarily of cash generated from our initial public offering in March 2004 and issuance of new shares to MNC in April 2008, and our equity interests in Noveltech Enterprises Limited, or Noveltech, and Linktone Media Limited, or Linktone Media, both of which were incorporated in Hong Kong. See Item 4. “Information on the Company — History and Development of the Company.” Our internal source of funds has been derived almost exclusively from dividend payments from those entities after they receive dividends and payments from our subsidiaries and affiliated Chinese entities. We are likely to lose all of our sources of funds if those entities are restricted from paying dividends to us, except for interest and dividend we earned on our fixed deposits and short-term investments which totaled $0.5 million in 2009, $1.0 million in 2010 and $2.9 million in 2011. See also “— Any changes to our tax incentives could have a material adverse effect on our operating results. Our foreign ADS holders may be subject to PRC withholding tax on the dividends payable by us and upon gains realized on their sales of our ADSs if we are classified as a PRC “resident enterprise” below.”

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

Our revenue and results of operations have varied in the past and may continue to fluctuate in the future. Many of the factors that cause such fluctuation are outside our control such as the changes in the policies of the operators and the enforcement of these policies. Steady revenue and results of operations will depend largely on our ability to:

•	attract and retain users in the increasingly competitive VAS markets in China and Indonesia,

•	successfully implement our business strategies, and

•

update and develop our services, technologies and content, including aggregating, customizing and localizing third party technologies and content for the China market and other Asian markets we are entering.

Because the VAS industry in China and Indonesia is rapidly evolving and our business is also relatively new, including in particular our strategy to enter other markets in Asia such as the market for entertainment and entertainment content, and has experienced significant volatility in terms of financial results as a result of the factors stated above, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the trading price of our ADSs to decline.

We may be held liable for information displayed on or retrieved from our service offerings.

We may face liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that are provided via our VAS. For example, we could be subject to defamation claims for messages posted on our services that allow chatting, or SMS news updates sent to users by us could possibly be deemed to contain state secrets in violation of applicable Chinese law. In addition, third parties could assert claims against us for losses incurred in reliance on information distributed by us. We may incur significant costs in investigating and defending these claims, even if they do not result in liability.

We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.

We rely on a combination of copyright, trademark and trade secrecy laws and contractual restrictions on disclosure to protect our intellectual property rights. We have registered 107 trademarks with China’s Trademark Office, and are in the process of applying for 49 additional trademarks in China. We have also obtained 27 copyright certificates in China for certain cartoons and images and 40 copyright certificates for computer software. We have no trademarks registered in the other markets in which we operate, including Indonesia. Our efforts to protect our proprietary rights may not be adequate and effective to prevent infringement or misappropriation of our intellectual property rights, particularly in China where the laws may not protect our proprietary rights as fully as in the United States. Monitoring unauthorized use of our services is difficult and costly, and we cannot be certain that the steps we take will effectively prevent misappropriation of our technology and content. For example, competitors could copy one or more of our downloadable icons, and we may not become aware of the infringement in a timely manner or at all or be able to take effective action to enforce our rights.

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

Since the second half of 2008, global credit and capital markets, particularly in the United States and Europe, have experienced generally difficult conditions, and many of the world’s major economies experienced slow or negative growth in 2009, 2010 and 2011. These challenging market conditions have resulted in reduced liquidity, greater volatility, widening of credit spreads, lack of price transparency in credit markets, a reduction in available financing and lack of market confidence. These factors, combined with declining business and consumer confidence and increased unemployment in the United States and elsewhere in the world, have precipitated a global economic slowdown. Given the dramatic change in the overall credit environment and economy, it is difficult to predict how long these conditions will exist and the extent to which we may be affected. The uncertainty and volatility of credit and capital markets and the overall economy has had and may continue to have an adverse effect on our business. Furthermore, there can be no assurance that measures implemented by governments around the world to stabilize the credit and capital markets and new financial and economic policies, rules and regulations in jurisdictions where we operate will improve market confidence and the overall credit environment and economy. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. In addition, our plan to expand our business internationally may be adversely affected by an economic downturn in the countries or regions where we plan to expand our business. As a result, prolonged disruptions to the global credit and capital markets and the global economy may materially and adversely affect the Chinese economy and in the other markets where we offer our products and services, consumer spending in such markets and our business, results of operations, financial condition, prospect and future expansion plans.

Exposure to foreign exchange risks may adversely affect our business, financial condition, results of operations and prospects.

Changes in exchange rates influence our results of operations. Our business is currently primarily conducted in and from China, Singapore and Indonesia in their respective currencies — Renminbi, Singapore dollar and Indonesian rupiah. Any devaluation of the Renminbi, Singapore dollar and Indonesian rupiah against the U.S. dollar may have an adverse impact on our operations and would adversely affect our financial performance measured in U.S. dollars.

From 1994 to July 21, 2005, the conversion of Renminbi into foreign currencies, including U.S. dollars, was based on exchange rates published by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign exchange market rates in China and current exchange rates on the world financial markets. During that period, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the Renminbi was revalued and allowed to fluctuate by reference to a basket of foreign currencies, including the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a band against a basket of foreign currencies. As a result, as of December 31, 2011, the Renminbi has appreciated significantly against the U.S. dollar since July 2005. There remains significant international pressure on the PRC government to adopt a substantially more liberalized currency policy, which could result in a further and more significant appreciation in the value of Renminbi against the U.S. dollar. Further revaluations of Renminbi against the U.S. dollar may also occur.

With respect to Indonesia, one of the most important immediate causes of the economic crisis which began in Indonesia in mid-1997 was the depreciation and volatility of the value of the Indonesian rupiah, as measured against other currencies, such as the U.S. dollar. Although the Indonesian rupiah has appreciated considerably from its low point of approximately IDR16,000 per U.S. dollar in 1998, it may experience volatility again in the future. In addition, while the Indonesian rupiah has generally been freely convertible and transferable (except that Indonesian banks may not transfer Indonesian rupiah to persons outside of Indonesia who lack a bona fide trade or investment purpose), from time to time, Bank Indonesia has intervened in the currency exchange markets in furtherance of its policies, either by selling Indonesian rupiah or by using its foreign currency reserves to purchase Indonesian rupiah. We cannot assure you that the current floating exchange rate policy of Bank Indonesia will not be modified or that the Indonesian government will take additional action to stabilize, maintain or increase the value of the Indonesian rupiah, or that any of these actions, if taken, will be successful. Modification of the current floating exchange rate policy could result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls or the withholding of additional financial assistance by multinational lenders. This could result in a reduction of economic activity, an economic recession, loan defaults or declining usage of our subscribers, and as a result, we may also face difficulties in funding our capital expenditures and in implementing our business strategy.

Our business and the price of our ordinary shares and ADSs could be negatively affected by a revaluation of the functional currencies of our business. For example, to the extent that we need to convert U.S. dollars into Renminbi or rupiah for our operational needs and should the Renminbi or rupiah appreciate against the U.S. dollar at that time, our financial position and the price of our ordinary shares and ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi or rupiah into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi or rupiah, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced. Any of the foregoing consequences could have a material adverse effect on our business, financial condition, results of operations and prospects.

Natural disasters such as earthquakes may affect our VAS.

Natural disasters such as snow storms, earthquakes, floods, typhoons and droughts may affect our VAS because provision of these services may be curtailed due to technical problems. For example, on April 14, 2010, China experienced an earthquake with a reported magnitude of 6.9 on the Richter scale in Qinghai Province, resulting in the death of over 2,000 people, and causing an interruption to our VAS.

We have limited business insurance coverage.

The insurance industries in China and Indonesia are still at an early stage of development, and insurance companies in China and Indonesia offer limited business insurance products. Moreover, while business liability and business disruption insurance is available in China, Indonesia and Singapore, we have determined that the risks of business liability or business disruption and the cost of insurance are such that we do not require it at this time. As a result, we do not have any insurance coverage for business liability or business disruption. Any business liability, business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

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

Under recently enacted U.S. tax legislation and subject to future guidance, if we are a PFIC, U.S. Holders (as defined below) will be required to file an annual information return with the IRS (on IRS Form 8621) relating to their ownership of our shares or ADSs. Pursuant to Notice 2011-55, the IRS has suspended this new filing requirement for U.S. Holders that are not otherwise required to file the current version of the IRS Form 8621 until the IRS releases a subsequent revision of IRS Form 8621, modified to reflect the recently enacted legislation. Guidance has not yet been issued regarding the information required to be included on such form. Prior to filing their annual income tax returns, U.S. Holders should consult their tax advisers regarding whether additional guidance has been issued with respect to this reporting requirement, and if so, how to comply with such guidance.

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

We are subject to the reporting obligations under the U.S. securities laws, and are required by the Securities and Exchange Commission, or the SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, to include a report of management on the effectiveness of our internal control over financial reporting. In addition, if we become an “accelerated filer” as such term is defined in the U.S. Securities Exchange Act of 1934, or the Exchange Act, our independent registered public accounting firm would be required to report on the effectiveness of our internal control over financial reporting in future annual reports on Form 20-F. Our management has concluded that our internal controls were not effective as of December 31, 2011 due to a material weakness related to revenue recognition for a new business line established in 2011 by an Indonesian subsidiary, PT Linktone. A material weakness is a control deficiency, or a combination of deficiencies, that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected.

Although we believe that the consolidated financial statements included in this Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flow for the periods presented in conformity with U.S. GAAP, we cannot be certain that any remedial measures we take will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future or will be sufficient to address and eliminate this material weakness. Our independent registered public accounting firm may also identify additional weaknesses or deficiencies in the course of its ongoing assessment of our internal controls. Remedying this material weakness that has been identified, and any additional deficiencies, significant deficiencies or material weaknesses that our independent registered public accounting firm may identify in the future, could require us to incur additional costs, divert management resources or make other changes. We have taken various remedial steps to address the material weakness referenced above as discussed in detail in this annual report under Item 15. Any delay or failure to design and implement new or improved controls, or difficulties encountered in their implementation or operation, could harm our operating results, cause us to fail to meet our financial reporting obligations, or prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud. Disclosure of our material weaknesses, any failure to remediate such material weaknesses in a timely fashion or having or maintaining ineffective internal controls could cause investors to lose confidence in our reported financial information, which could negatively impact the market price of our ADSs.

We are controlled by MNC, whose interests may differ from other shareholders.

MNC currently holds approximately 59.9% of our outstanding ordinary shares and is the controlling shareholder. Without the consent of MNC, we may be prevented from entering into transactions that could be beneficial to us. The interests of MNC may differ from the interests of the other shareholders.

We may not be able to collect our loans to PT Cakrawala Alam Semesta, such arrangements could be deemed to be in violation of existing or future Indonesian regulations.

During the period from July to November 2009, we extended loans in the aggregate principal amount of US$35.0 million to PT Cakrawala Alam Semesta, or Cakrawala, an Indonesian company controlled by us through contractual arrangements and treated as our VIE for accounting purposes. Cakrawala is owned by two of MNC Group’s employees. See Item 5. “Operating and Financial Review and Prospects — Our Corporate Structure” for information regarding such contractual arrangements. Cakrawala places the money we loaned to it in fixed time deposits with Indonesian banks. Such deposits can only be made by domestic Indonesian entities, and we established this VIE arrangement with Cakrawala to take advantage of favorable interest rates on fixed time deposits in Indonesia. Such fixed time deposits were in U.S. dollars in 2009, and in February 2010 we converted approximately US$15 million into Indonesian rupiah. Since these VIE arrangements may not be as effective as direct ownership in providing us control over Cakrawala, in the event that Cakrawala fails to perform its obligations under our loan agreement with it, we may incur a loss on this loan or costs to enforce these arrangements. In 2010, Cakrawala partially repaid the loans. As at December 31, 2011, the outstanding loan balance was US$13.9 million.

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

A renewed outbreak of SARS or another widespread public health problem in China, where a material amount of our revenue is derived, in Shanghai, where our principal executive offices are located, and in Beijing, where our principal branch office is located, could have a negative effect on our operations. In addition, there has been confirmed human cases of avian influenza in PRC, Indonesia, Vietnam, Iraq, Thailand, Turkey and Cambodia and swine influenza in PRC, Japan, Korea and other countries which have proven fatal in some instances. If such an outbreak or any other similar epidemic were to spread in China or Indonesia, or other markets in which we operate, it may adversely affect our business and operating results.

Our operations may be impacted by a number of health-related factors, including the following:

•	quarantines or closures of some of our offices which would severely disrupt our operations,

•	the sickness or death of our key officers and employees, and

•	a general slowdown in the Chinese or Indonesian economy or in any of the other markets where we operate directly or through strategic partnerships.

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

RISKS RELATED TO DOING BUSINESS IN OUR INDUSTRY IN CHINA

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

We believe the elimination of uncertainties relating to the telecommunications industry restructuring plan and the launch of 3G mobile technologies are likely to attract new participants to the VAS market and motivate our existing competitors to adapt more aggressive strategies. If we are unable to adapt our strategy successfully and maintain and enhance our relationships with the surviving operators, our competitive position in the market may be adversely affected. In particular, the launch of 3G mobile technologies could radically alter or even eliminate the market for SMS or 2.5G (including multimedia messaging services, or MMS, WAP and Java games), which are services with which we are more familiar. Having evaluated market opportunities for 3G services in China, we have determined not to offer any services in this area at this time. However, as 3G or other standards develop in China, we may determine in the future to enter this or other markets. In Indonesia, we have commenced offering 3G services although we have limited experience offering these types of services. Because of our limited experience commercially offering such services, we may not be able to offer services which are attractive to 3G users in Indonesia in a timely manner or at all. Our inability to successfully capture opportunities in the 3G market could materially and adversely affect our operating results.

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

The operators in China also have their own policies regarding the distribution of inappropriate content by VAS providers and have punished certain providers for distributing content deemed by them to be obscene. Such punishments have included censoring of content, delays in payments of fees by the operators to the offending service provider, restrictions on the ability of the service provider to bill for its services and suspension of the service on the operators’ networks. Accordingly, even if we comply with Chinese governmental regulations relating to licensing and foreign investment prohibitions, if the Chinese government or one or more of the operators were to take any action to limit or prohibit the distribution of information or to limit or regulate any current or future content or services available to users, our revenue could be reduced and our reputation harmed.

Telecommunication laws and regulations in China are evolving and subject to interpretation and may change in the future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties.

Although VAS are subject to general regulations regarding telecommunication services, we believe that currently, there are few Chinese laws at the national level specifically explicitly governing VAS, such as our services related to SMS, MMS, WAP and audio-related services. Many providers of VAS have obtained various VAS licenses. Although Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu have obtained inter-provincial VAS licenses issued by MIIT or its local counterpart, we cannot be certain that other local or national VAS license requirements will not be imposed or will not conflict with each other or that any given license will be deemed sufficient by the relevant governmental authorities for the provision of this category of service. It is also possible that new national legislation might be adopted to regulate such services.

If we or our subsidiaries or affiliates are found to be in violation of any existing or future Chinese laws or regulations regarding VAS or internet access which is discussed in the following risk factor, the relevant Chinese authorities have the power to, among other things:

•	levy fines and prohibit new product and service offerings;

•	confiscate our income or the income of our subsidiaries and affiliates;

•	revoke our business license or the business license of our subsidiaries and affiliates;

•	shut down our servers or the servers of our subsidiaries and affiliates and/or blocking any websites that we operate; and

•	require us to discontinue any portion or all of our VAS business.

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

On July 13, 2006, MIIT issued a notice with the purpose of increasing the regulation of foreign investment in and operations of VAS which includes internet and telecommunications businesses in China. The regulations require Chinese entities (or shareholders of such Chinese entities) to own and control the internet domain names and registered trademarks, and to have servers and other equipment used to host and operate websites and conduct business. The ownership requirements functionally limit foreign direct and indirect ownership and control of the intellectual property of these businesses even when attempted through various parallel control, licensing, use and management agreements. It is unclear whether these regulations will be strictly enforced or be reiterated by the government in future. The government has provided that the new regulations apply retroactively and requests that VAS operators self-audit under these regulations and hold themselves accountable to MIIT local offices. Failure to comply may cause MIIT to terminate a telecommunications license or otherwise modify existing agreements or require the disposition of the assets by the foreign entity. Any anticipated foreign investment in such businesses will be subject to prior approval by MIIT, and it is expected that approval for investment may not be easily obtained for foreign investment in these businesses unless in strict compliance with the requirements of MIIT. We cannot be certain that the commercial internet content provider license issued by the local Shanghai Municipal Telecommunications Administration Bureau and held by Weilan or any VAS license held by Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu will satisfy these requirements. Our failure to comply with applicable Chinese internet regulations could subject us to severe penalties as noted in the prior risk factor.

A slowdown in the Chinese economy may reduce our growth and profitability. In addition, we may be adversely affected by the possible “hard landing” of China’s economy in the future.

The growth of the Chinese economy has been uneven across geographic regions and economic sectors, and the Chinese government has recently implemented various measures to slow economic growth in order to limit inflation. The Chinese economy overall affects our profitability as spending on VAS may decrease due to slowing domestic demand. More specifically, increased penetration of VAS in the less economically developed central and western provinces of China will depend on potential customers in those provinces achieving certain income levels so that mobile handsets and related services become affordable to a significant portion of the population.

Because a material portion of our operations are conducted in China, our business and prospects may be materially and adversely affected by any deterioration in China’s macroeconomic environment. There is a possibility that China’s economic growth rate may materially decline in the near future, which may have adverse effects on our financial condition and results of operations. In the first quarter of 2009, China’s gross domestic product slowed to as low as 6.2%. A number of factors contributed to this slowdown, including appreciation of the RMB, which adversely affected China’s exports, and tightening macroeconomic measures and monetary policies adopted by the PRC government aimed at preventing overheating of China’s economy and controlling China’s high level of inflation. The slowdown was further exacerbated by the global crisis in the financial services and credit markets that began in 2008 and the on-going European debt crisis, which have resulted and might continue to result in extreme volatility and dislocation of the global capital markets. Although the growth rate of China’s gross domestic product accelerated and reached 11.9% in the first quarter of 2010, the growth rate has since slowed down to 9.6% in the third quarter of 2010 and 9.1% in the third quarter of 2011. In addition, China lowered the target growth rate of its gross domestic product to an eight-year low of 7.5% for the calendar year 2012. It is uncertain whether China’s current economic growth is sustainable and whether the slower growth that China’s economy experienced in 2009 could return in the near future. Although we are uncertain about the extent to which the recent global financial and economic crisis and potential rapid slowdown of China’s economic growth may impact our business in the short term and long term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by any ongoing global economic downturn or slowdown of China’s growth rate.

Government regulation of the telecommunications, television and internet industries may become more burdensome.

Government regulation of the telecommunications, television and internet industries is burdensome and may become more burdensome. New regulations could increase our costs of doing business and prevent us from efficiently delivering our services. These regulations may stop or slow down the expansion of our user base and limit the access to our services. In addition to new laws and regulations, existing laws not currently applicable to the VAS may be applied to those services in the future.

Any changes to our tax incentives could have a material adverse effect on our operating results. Our foreign ADS holders may be subject to PRC withholding tax on the dividends payable by us and upon gains realized on their sales of our ADSs if we are classified as a PRC “resident enterprise.”

Certain of our subsidiaries and affiliated Chinese entities enjoy tax exemptions and reduced tax rates, which increase our net income. See Item 5. “Operating and Financial Review and Prospects — Taxation.” The new PRC Enterprise Income Tax law, or the new EIT law, which became effective on January 1, 2008, generally provides grandfather treatment for companies entitled to preferential tax exemptions granted prior to such effective date but requires annual assessment for exemptions previously granted to high and new technology enterprises. The high and new technology enterprise status is valid for a period of three years from the date of issuance of the certificate and is subject to an annual self-review process whereby a form is submitted to relevant tax authority for approval to use a preferential income tax rate. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a high and new technology enterprise, such status will be terminated from the year of such change. Yuan Hang and Huitong qualified as a high and new technology enterprise and were entitled to a preferential tax rate of 15% in 2009, 2010 and 2011. Yuan Hang passed its assessment as a high and new technology enterprise in 2011 and Huitong will re-apply in 2012. Two of our affiliate entities, Cosmos and Beijing Ojava, enjoyed a preferential tax rate of 15% in 2009 and 2010 as high and new technology enterprises. In 2011, neither company qualified as a high and new technology enterprise and their applicable tax rate was 25%. In 2009, 2010 and 2011, Lian Fei did not qualify as a high and new technology enterprise, and its applicable tax rate in those years was 25%. Letang qualified as a high and new technology enterprise in 2010 and was therefore entitled to a two year national and local tax exemption followed by three years of 50% reduction in national and local income tax rates. Our future results could be materially and adversely affected if we are not able to maintain similar preferential tax treatment.

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

In addition, under the implementation rules of the new EIT law, dividends paid to “non-resident enterprises” by “resident enterprises” on profits earned after January 1, 2008 are regarded as income from “sources within the PRC” and therefore subject to a 10.0% withholding income tax, while dividends on profits earned before January 1, 2008 are not subject to the withholding income tax. A lower withholding income tax rate of 5.0% is applied if the “non-resident enterprises” are registered in Hong Kong or other jurisdictions that have a favorable tax treaty arrangement with China. Nevertheless, the PRC State Administration of Taxation promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” for shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant tax treaty benefits. It is unclear at this early stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. It is possible that under Circular 601 our Hong Kong subsidiaries would not be considered to be the beneficial owners of any such dividends, and that, if such dividends are subject to withholding, such withholding rate would be 10% rather than the favorable 5% rate generally applicable under the tax treaty between mainland China and Hong Kong.

Because we may be treated as a “resident enterprise,” any dividends paid to the corporate shareholders or shareholders appearing as corporate entities on the share registers of Linktone which are considered “non-resident enterprises” may be subject to withholding income tax and the value of the investment in our shares or ADSs may be adversely and materially affected.

Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC citizen employees or us to fines and other legal or administrative sanctions.

On March 28, 2007, the PRC State Administration of Foreign Exchange, or SAFE, promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Share Option Plan of Overseas-Listed Company, or the Share Option Rule. On February 15, 2012, SAFE issued the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Company, or the Stock Incentive Plan Rule, which replaced the Share Option Rule. Under the Stock Incentive Plan Rule, PRC citizens who are granted share options or other employee equity incentive awards by an overseas publicly-listed company are required, through a qualified PRC agent or a PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures related to the share options or other employee equity incentive plans. Although we have registered our equity compensation plans with SAFE in accordance with these, we cannot provide any assurance that we or our employees who are PRC citizens will continue to be able to satisfy the registration requirements under the Stock Incentive Plan Rule. In particular, if we and/or our employees who are PRC citizens fail to comply with the provisions of the Stock Incentive Plan Rule or any other related law, rule or regulation issued by SAFE or other PRC government agencies in the future, we and/or our employees who are PRC citizens may be subject to fines and legal sanctions imposed by SAFE or other PRC government agencies, as a result of which our business operations and equity compensation plans could be materially and adversely affected.

The uncertain legal environment in China could limit the legal protection available to our investors.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation enacted over the past 30 years has significantly enhanced the protection afforded to foreign invested enterprises in China. However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protection available to foreign investors such as the right of foreign invested enterprises to hold licenses and permits such as a VAS license and requisite business licenses.

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

Because a significant portion of our future revenue may be in the form of Renminbi, any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund our business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions and paying dividends, significant restrictions still remain, including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

Chinese regulations relating to foreign exchange and acquisitions of Chinese companies by foreign entities may limit our ability to acquire Chinese companies and adversely affect the implementation of our acquisition strategy as well as our business and business prospects.

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund- raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 replaced the previous SAFE regulations relating to acquiring of Chinese companies by foreign entities. Notice 75 requires each PRC resident, whether a natural or legal person, to complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch, prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in China. In addition, an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company, or (2) the completion of any overseas fund raising by such offshore company. An amendment to the registration is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company.

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

On August 8, 2006, six PRC regulatory agencies, namely, MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or CSRC, and SAFE jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended in June 2009. The M&A Rules established, among other things, additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance when a foreign investor acquires equity or assets of a PRC domestic enterprise. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The interpretation and implementation of the SAFE regulations and the M&A Rules vary from place to place, and it is presently uncertain how these variations and any future legislation concerning offshore or cross-border transactions will be interpreted or implemented by the relevant government authorities in connection with our future offshore financings or acquisitions. Thus, we cannot predict how they will affect our business operations or future acquisition strategy. For example, our present and prospective Chinese subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency- denominated borrowings, may be conditioned upon compliance with the SAFE registration requirements by such Chinese residents, over whom we have no control. In addition, we cannot assure you that such Chinese residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations because we have no control over the outcome of the registration procedures. The failure by such Chinese residents to register with SAFE according to Notice 75 and Circular 106 may significantly limit our PRC subsidiaries’ ability to distribute dividends to us. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

Our auditor engages its network firm in China to audit our China entities. Because network firms in China are not permitted under Chinese law to be subject to inspection by the Public Company Accounting Oversight Board, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies whose shares are publicly traded in the United States, is registered with the U.S. Public Company Accounting Oversight Board, or PCAOB. As a PCAOB-registered firm, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and relevant professional standards. Because our auditor uses its network firm for the audit of our entities in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor’s network firm, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspection of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future auditor quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations which could adversely affect our ability to operate our business effectively or at all.

In order to meet China’s restrictions and requirements on foreign investment in telecommunications and internet services in China, as of December 31, 2011, we maintained control over the following affiliated Chinese entities which are each owned by our current and/or former employees and are treated as our variable interest entities, or VIEs, for accounting purposes:

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

Under the current shareholding structure, Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu have inter-provincial VAS licenses issued by MIIT, and they offer our services through one or more of the telecommunications network operators in China. Yuan Hang offers services related to our online game business. Xian Feng provides music related content services to network operators. Ling Yu, Wei Lian and Lang Yi have been dormant since 2010.

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

As of December 31, 2011, we had provided long-term interest free loans with an aggregate outstanding balance of approximately RMB114.0 million to shareholders of our affiliated Chinese entities for the purpose of investing in our affiliated Chinese entities as registered capital and to make payments to the selling shareholders from whom we acquired certain of our affiliated Chinese entities for settlement of purchase price consideration pursuant to applicable acquisition agreements. The term of these loans in each case is 10 years. The shareholders of our affiliated Chinese entities can only repay the loans by transferring to us or our designees all of their equity interest in the respective affiliated Chinese entity. Please refer to the table under Item 5. “Operating and Financial Review and Prospects — Arrangements with Consolidated Affiliates — Loan Agreements.” We expect that we will continue to be involved in and provide additional financial support in the future to the extent allowed by the Sarbanes-Oxley Act of 2002 and other applicable laws. Because of uncertainty associated with Chinese law, ultimate enforcement of the loan agreements is uncertain.

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

We commenced operations as a business division of Intrinsic China Technology Ltd., which was incorporated in the Cayman Islands in November 1999. Intrinsic China Technology focused primarily on developing wireless data software and VAS. In April 2001, our affiliated business division which focused on wireless data software was spun off to form a newly established holding company in the Cayman Islands, Intrinsic Technology (Holdings) Ltd., and our company was renamed Linktone Ltd. We are incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Law. Our registered office is located at M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our principal executive offices are located at Unit C-D, 10F Long Life Building, 1566 West Yan An Road, Shanghai 200052, People’s Republic of China. Our telephone number is 86-21-616 -7787.

For more information on the history and development of our company, see Item 5. “Operating and Financial Review and Prospects — Our Corporate Structure” and “Operating and Financial Review and Prospects — Arrangements with Consolidated Affiliates.”

The following diagram shows the current organizational structure of our principal subsidiaries and affiliated Chinese entities as of March 31, 2012:

In March 2004, we completed the initial public offering of our ADSs, representing our ordinary shares, and listed those securities on the NASDAQ National Market (now the NASDAQ Global Market).

In April 2008, MNC, through MNC International Limited, or MIL, completed a strategic investment in us and acquired approximately 57.1% of our total outstanding ordinary shares using a combination of a tender offer for existing ADSs and ordinary shares and a subscription for newly-issued ordinary shares. MNC is the largest and only integrated media company in Indonesia, engaging in content production and distribution and operating nationwide free-to-air television networks, 24-hour program television channels, newspapers, tabloids, radio networks and online media. Following this strategic investment, a majority of our board of directors has been comprised of MNC’s nominees. As a result, our business strategies and developments are subject to substantial influence of MNC. In May 2010, MNC through MIL acquired an additional 500,000 ADSs from a third party through a privately negotiated transaction. After this acquisition, MNC held approximately 58.2% of our total outstanding ordinary shares. In 2011 and 2012, we repurchased 12,191,210 ordinary shares through our Share Repurchase Program from the open market. This repurchase exercise increased MNC’s shareholding from 58.2% to 59.9%.

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

Our total capital expenditures (all of which related to continuing operations) for 2009, 2010 and 2011 were $0.1 million, $0.6 million and $0.4 million respectively, primarily consisting of the purchase of computer and office equipment. We anticipate that we will have capital expenditures in the next 12 months of approximately $1.0 million for software and technology infrastructure products in connection with our normal maintenance and upgrading routines.

B.	Business Overview

VAS BUSINESS

We provide entertainment-oriented VAS and content to mobile users over the 2G and 2.5G mobile telecommunications networks in China and Indonesia, as well as the 3G mobile telecommunications network in Indonesia. We specialize in the development, aggregation, marketing and distribution of user wireless content and applications for access by China’s 900 million and Indonesia’s 210 million mobile phone users (as estimated at the end of 2011), primarily through three mobile network operators in China — China Mobile, China Unicom and China Telecom — and nine mobile network operators in Indonesia — PT Telekomunikasi Selular, or Telkomsel, PT Indosat Tbk, or Indosat, PT XL Axiata Tbk, or XL, PT Telekomunikasi Indonesia Tbk, PT Bakrie Telecom, PT Hutchison CP Telecommunication, PT Sampoerna Telekomunikasi Indonesia, PT Natrindo Telepon Seluler and PT Smartfren. We also provide certain audio-related services over the fixed and mobile line telecom networks in China and Indonesia.

Our 2G SMS-based services include ringtones, icons and screen savers, interactive SMS messaging in certain television programs, adventure, action, trivia and fortune-telling games, lunar and Western horoscopes, jokes, fan clubs and event-driven or entertainment news updates.

We also offer 2.5G services, which include MMS, such as animated cartoons and screensavers, comic strips, magazine- style “mobile articles” on a variety of topics and event-driven news updates. In addition, our 2.5G, offerings include WAP services, such as WAP-based ringtones, screensavers, games and dating services, and advanced JavaTM games, or Java games. We refer to our SMS, MMS, WAP and JavaTM services as “data-related services” in this annual report. We also offer 3G services in Indonesia, including services such as e-paper/e-reading, music track downloads, streaming services such as video-on-demand (VOD) on tablet devices and smart TVs, and also radio streaming on mobile applications.

In addition, we offer audio-related services such as “caller ring-back tones,” or “CRBT” which replaces the regular ringtone heard by callers with high quality music and sound effects, and IVR services, which allow users to listen to songs, jokes, stories and coverage of major events. Users can send such audio content, along with personal messages, to the mobile phones of their friends or others.

Technologies Data-related Services SMS (2G)	Type of User Service and Content
	• Monophonic and Polyphonic Ringtones	• SMS Survey

	• Icons and Screen Savers	• SMS Opinion

	• Endless Battle Space Game	• SMS Auction

	• Mobile Pet	• Horoscopes

	• Crystal Ball Fortune Telling Game	• Shio

	• SMS Interactive Television Messaging	• Feng Shui

	• SMS Call TV Quiz	• Luck Tips

	• SMS Info	• Jokes

	• SMS Quiz	• Fan Clubs

	• SMS Polling	• Event-driven or Entertainment News

MMS/WAP/Java™ (2.5G)	• Customizable Monophonic and Polyphonic Ringtones	• WAP-based Card Games and Games of Chance

	• Color and Animated Icons and Screen Savers	• Television Station WAP

	• Java™-based Action, Role- Playing and Adventure Games	• Newspaper/Tabloid/Magazine Mobile Application Version

3G Services	• E-paper/e-reading

• Video-on-demand

• Music track downloads

• Mobile applications, such as radio streaming application

Audio-related Services	• CRBT	• Chat Services

	• IVR Services	• Mobile Novels

	• Music	• Mobile Blogs

	• Sound Effects	• Gossip

	• Jokes	• Lifestyle Advice

• Stories

Our services and content can be purchased on a monthly subscription or per use basis in China, except for CRBT audio- related services from which we derive our revenue on a per content download basis while the operator collects a monthly network service fee. In Indonesia, our services and content can be purchased on a daily subscription or per use basis, except for CRBT which can be purchased on a daily, weekly or monthly basis.

DATA-RELATED SERVICES

SMS

Ringtones, Icons and Screen Savers. Our ringtone, icon and screen saver downloads enable mobile phone users to customize the ringtone of their phones and the image which appears on the phone screens.

We offer over 6,000 and 140 ringtones which have been tailor-made for the Chinese and Indonesian markets, respectively, with monophonic as well as polyphonic (which sounds more like real music than the traditional electronic ringing sounds of mobile phones) capabilities. We also offer more than 12,000 icons and screen savers in China and 340 icons and screen savers in Indonesia. These icons and screen savers range in complexity from simple black-and-white images and monochrome color to full color images.

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

Games. We offer games based on the JavaTM and BrewTM programming languages which offer an effective way to create sophisticated 2.5G games. Currently we have about 150 Java games available on China Mobile’s mobile network, including fantasy and adventure games such as King of Pirates, Anti-terrorism Commando, Lightning Aircraft and Tank 2011. We also offer WAP-based card games and games of chance such as blackjack, poker and mahjong, as well as WAP- based versions of our SMS games described above.

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

3G Services

We offer 3G services in Indonesia, including services such as e-paper/e-reading, streaming services such as video-on-demand (VOD) on tablet devices and smart TVs, music track downloads and also radio streaming on mobile applications and WAP. We are also working with members of the MNC Group to offer newspaper and magazine content via 2.5G and 3G networks and music via mobile devices in Indonesia.

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

MOBILE GAMES

Our acquisition of a majority interest in Letang in January 2010 strengthened our mobile games portfolio and development capabilities. Letang develops games for mobile phone users which can be accessed through the operators’ networks or embedded in the user’s mobile handset by the handset manufacturer. As of December 31, 2011, Letang had 180 internally developed downloadable mobile games that can be played on the major global mobile phone operating systems and platforms including Flash, Symbian, Java, MTK, Android, BlackBerry and iPhone.

With the build-out of 3G networks which enable real time interactivity and improved data services, we believe mobile online games, which allow users to play internet-based games via their mobile phones, will become popular among mobile phone users in the next several years. Letang launched its first multiplayer online role playing game MengHuanFengShen in May 2010, a second game XianMoShiJie in July 2011 and a third game WuXia Online in November 2011. Letang set up its own user service platform, “Le Union,” in December 2011.

Letang either sells the right to use its games to the mobile game operator for a fixed period or an indefinite period of time or enters into a revenue-sharing arrangement with the mobile operator. We currently have licenses or have purchased the right to use a range of games developed by Letang.

PC GAMES

We, through our affiliated entity, Yuan Hang, offer online casual multi-player games such as billiards, card games and mahjong, which can be played on personal computers, or PCs. PC games are easier to play than typical multi-player online role-playing games and can be played to a conclusion within a short period of time. The basic version of most games are available free-of-charge, and we sell virtual game enhancements, such as options for changing the appearance of the game-play or advanced tools that players can use in the game, utilizing our prepaid point system. As of December 31, 2011, we had 90 PC games.

MEDIA CONTENT — VIDEO AND AUDIO DISTRIBUTION AND RELATED SERVICES

InnoForm, which is 75% owned by our company and 12.5% owned by MNC (through MIMEL), primarily acquires multi-platform and multi-territorial rights for entertainment and edutainment content, and distributes such content across platforms such as theatres, home entertainment (VCDs/DVDs/Blu-ray discs), free to air and pay television, and digital media in Singapore, Malaysia, Vietnam and Hong Kong. InnoForm also engages in the distribution of pay television channels, karaoke video licensing, karaoke system rental and providing a karaoke-on-demand channel on pay television platforms. InnoForm has wholly owned subsidiaries in Malaysia and Hong Kong, as well as a representative office in Vietnam.

Home Entertainment

InnoForm’s home entertainment content includes feature films and television series from Hollywood, feature films and television series from Asia, as well as documentaries and educational movies, videos and pre-school edutainment and animation series for children.

Singapore

•

Warner Home Video and Twentieth Century Fox — InnoForm has exclusive licenses from Warner Home Video and Twentieth Century Fox for sale and distribution of certain of their content. InnoForm pays a minimum guaranteed amount as well as a royalty based on sales revenue earned after it has recouped a minimum guaranteed amount. The licensing contract with Warner Home Video expired as of December 2011 and the licensing contract with Twentieth Century Fox will expire in May 2012.

•

Theatrical Exhibitors — InnoForm has video output arrangements with theatrical exhibitors such as Shaw Renters (Singapore) Pte Ltd, or Shaw Renters, Golden Village Pictures Pte Ltd, or Golden Village, and Cathy-Keris Films Pte Ltd, which grant sub-licenses to InnoForm to sell and distribute in

Singapore for a period of time the videos of certain movies that these theatrical exhibitors screen in cinemas. The current agreement with Golden Village will expire in December 2012. The agreement with Shaw Renters is on a per title basis and is for three years after the release date of the particular movie for which InnoForm receives the sub-license.

Malaysia

•

In Malaysia, InnoForm contracts with smaller, independent studios for a sub-license to sell and distribute in Malaysia videos of certain Western films, Asian and local featured films, pre-school edutainment and animation series for children.

Hong Kong

•	In Hong Kong, InnoForm sub-licenses from movie distributors for the right to sell and distribute in Hong Kong videos for children’s edutainment, animation series and documentary titles.

Vietnam

•	In Vietnam, InnoForm has exclusive licenses from Twentieth Century Fox and Buena Vista Home Entertainment to distribute VCD/DVD/Blu-ray discs through a local agent.

VOD

For movies and other content for which InnoForm has been licensed the video-on-demand rights, InnoForm licenses such content either to pay television channel providers, such as Star TV and Mei Ya, or to the video-on-demand service of Starhub Ltd., a Singapore cable TV network operator. InnoForm also sells content owned by MNC either on a per-program or entire channel basis to Free TV and cable/satellite TV and Internet Protocol Television (IPTV) operators in Singapore and Malaysia.

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

Cinemas/Films

InnoForm also acts as a film distributor and secures distribution rights for Western and Asian films on specified platforms, which could include theatrical, video, Free TV, internet or wireless.

REVENUE

China is the principal market in which we compete. As described above, our revenue is primarily comprised of data-related services (SMS and 2.5G services including MMS, WAP and Java games), audio-related services including CRBT, IVR services, mobile games and PC games, as well as media content following our acquisition of a majority interest in InnoForm in 2010. Gross revenue for the years ended December 31, 2009, 2010 and 2011 are as follows:

	Year ended December 31,
	2009	2010	2011
	$m	$m	$m
Data-related services
China	34.0	35.7	22.4
Indonesia	—	1.8	7.5

	34.0	37.5	29.9
Audio-related services
China	26.0	18.7	9.1
Indonesia	—	—	—

	26.0	18.7	9.1
Media content (Singapore)	—	12.2	16.9
Mobile games ( China)	—	2.2	2.6
PC games (China)	1.1	1.1	1.5
Others	1.1	—	0.7

Total revenue	62.2	71.7	60.7

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

OPERATOR SERVICE AGREEMENTS

China

Following the restructuring of the telecom industry in China, which was completed in 2010, China Mobile, China Unicom and China Telecom became the only telecom operators in China. Given their market presence, our negotiating leverage with these operators is limited, and our business is dependent on maintaining our relationships with them. See Item 3.D. “Risk Factors — Risks Related to Our Business in China — We depend on the principal mobile and fixed line telecommunication network operators in China for delivery of our VAS, and the termination or alteration of our various contracts with any of them or their provincial or local affiliates could materially and adversely impact our business.” Our affiliates, Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu, have entered into service agreements with the national and some provincial and local offices of the operators to offer our various services through their networks. For 2009, 2010 and 2011, we derived approximately 74.4%, 52.4% and 70.7%, respectively, of our China gross revenue from China Mobile.

Indonesia

Our VAS business in Indonesia primarily depends on the three biggest operators, Telkomsel, Indosat and XL, which together have approximately 90% of the telecom market. In 2011, almost 70% of our revenue generated in that market came from sales of services to Telkomsel’s customers. For the provision of VAS in Indonesia, we have entered into agreements with MNC’s affiliate, Infokom, under which we are authorized to offer our services using short codes owned by Infokom. In turn, Infokom has direct contractual arrangements with the Indonesian telecom operators. After we provide services to users, the telecom operators pay the related revenue, net of their fees, to Infokom who then pays such amount to our subsidiary, PT Linktone. In 2011, PT Linktone directly contracted with several operators — namely, Telkomsel, Hutch, Flexy, Sampoerna (Neon) — for the use of a short code that was transferred from MNC to PT Linktone in 2010.

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

Service Fee Arrangements. In China, China Mobile’s provincial operators charge us a service fee in the range of 15.0% to 30.0% of the gross revenue from our SMS, MMS and Java game services (Sichuan province has began to separately charge 30.0% in 2011). We currently pay a service fee equal to 30.0% and 18.0% of the gross revenue from our IVR and CRBT services, respectively, offered through China Mobile’s network. China Unicom and China Telecom have implemented a sliding scale fee arrangement whereby we receive a range of 39.0% to 85.0% and 59.0% to 85.0%, respectively, of the gross revenue depending on customer usage, revenue and other performance criteria. In 2011, we received on average approximately 82.0%, 75.0% and 61.0%, respectively, of the gross revenue, with China Mobile, China Unicom and China Telecom receiving the remaining 18.0%, 25.0% and 39.0%, respectively. If a user does not pay the applicable fees for our services to China Mobile, China Unicom and China Telecom, the operators usually will not pay us for those services. In addition, the operators, through most of their provincial and local offices, charge us service fees and network fees even if a customer defaults in payment to the operators for our services.

In Indonesia, content providers and operators operate on a revenue sharing basis for fees. There are three classes for allocations of revenue sharing between a content provider and telecom operator, including for providing services such as SMS, WAP and others. In Class A, if the content provider attains a minimum telecom revenue of 100 million Indonesian rupiah (or US$11,000) per month, then the share is 40% for the telecom operator and 60% for the content provider. In Class B if the content provider attains a minimum telecom revenue of 50-100 million Indonesian rupiah (US$5,500 — US$11,000) per month, then the share is 50% for the telecom operator and 50% for the content provider. In Class C, if the content provider attains a telecom revenue of less than 50 million Indonesian rupiah (US$5,500) per month, then the share is 60% for the telecom operator and 40% for the content provider. The telecom operators test revenue targets reached by the content provider every six months and adjust the class if appropriate. Through Infokom, we have a Class A revenue sharing basis for fees with each of Telkomsel, Indosat and XL.

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

China

•

EQ arts — We are a non-exclusive provider of EQ arts’ catalog of music for WAP, MMS, SMS, CRBT and IVR services. We pay EQ arts a percentage of the profit we earn with respect to the related services. Our agreement with EQ arts will expire in December 2012.

•

Livetion — We have an exclusive license with Livetion’s Central Music Platform, or Livetion. Livetion provides a catalog of 100 songs for WAP, MMS, SMS, CRBT and IVR services. Under the agreement, we pay a lump sum amount to use these songs for a period 26 months. Our agreement with Livetion will expire in December 2013.

Indonesia

•

We enter into programs and partnerships with various producers, including Sony Music, Musica and Universal, in order to sell CRBT tones exclusively for certain songs, discographies and artist pictures. Our arrangements with these producers vary and can be either on a per project or per artist basis or under one year contracts with automatic renewals.

•	IVR

China

•	Our IVR products are developed in-house, with a small percentage being outsourced only in the final stage of development.

•	SingSung — We have an agreement with Beijing SingSung Media Technology Co., Ltd., or SingSung, the producer of several radio programs, to provide VAS during the airing of these programs. Under the agreement, we are obligated to pay a deposit amount as well as a percentage of the revenue we receive with respect to the related services after we have recouped the deposit amount. Our agreement with SingSung expired in December 2011, and we are in the process of renewing this agreement.

Media Content

InnoForm’s agreements with content collaborators have terms ranging from three months to ten years. Upon expiration of an agreement, we usually renew the existing contract or enter into a new contract. The agreements may also be terminated prior to the end of the term or before the agreement is implemented for a variety of reasons which vary among the individual contracts with the content collaborators. For example, several of our contracts may be terminated if our content is found to be unfit for consumption by the relevant regulators or censure board or we breach our obligations under the terms and conditions stipulated in the agreements.

Generally, our contracts with content collaborators involve minimum guarantees which are payable in advance or quarterly, half-yearly or annually depending on the contract.

We have exclusive agreements with the following content collaborators for video in Singapore: Twentieth Century Fox, Golden Village Pictures Pte Ltd, Shaw Renters (Singapore) Pte Ltd, Warner Home Video Inc, and Cathy-Keris Film Pte Ltd.

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

VAS Business

We sell and market our services and content principally to and through the operators as described below under “— Operator Channels.” We also sell and market through our websites, promotional events, direct marketing, media advertising, handset embedding and other activities as described below under “— Non-Operator Channels.”

Operator Channels

General. Our VAS are provided through the operators’ networks, and the operators collect all fees for our services from the ultimate users.

China. As of December 31, 2011, we had approximately 32 sales professionals located in 25 provinces covering six regions, namely northeastern, southern, eastern, northern, northwestern and southwestern China, who work closely with the operators at the provincial and local level. As of December 31, 2011, we also had four sales professionals located in Beijing who work closely with the operators at the head office level.

Indonesia. As of December 31, 2011, we had six sales professionals located in Jakarta who work closely with the operators in that market to promote our services.

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

We have also entered into agreements with more than 200 mobile handset manufacturers and handset designers located in China to embed certain of our VAS into their handsets for end-users’ easy access in China and Indonesia. We pay them a percentage of the revenue received from the operators, and our agreements with them are usually non-exclusive and have a term of one to two years. In China, the measures on mobile handset embedded services implemented in January 2010 by China Mobile, China Unicom and China Telecom negatively affected our revenue and profitability from data-related services in 2010 and 2011. See Item 3.D. “Risk Factors — Risks Related to Our Business in China — Changes in the policies of the operators and in their enforcement of their policies have resulted in our company having to pay additional charges to the operators and have negatively affected our revenue. Further changes could materially and adversely impact our revenue, profitability and financial condition in the future.”

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

In China, our websites and services are made available primarily through network servers located in the facilities of affiliates of China Mobile, China Unicom, China Telecom, 21ViaNet (China) and CNLink in Beijing. As of December 31, 2011, there were 80 such network servers, running on a Linux-based operating system and windows. We lease two shared lines with 100 megabits per second capacity from China Unicom, one shared line with 100 megabits per second capacity from China Mobile and one dedicated line with three megabits per second capacity from CNLink.

In Indonesia, our websites and services are made available primarily through network servers located in Jakarta. We have 50 servers that run on the Linux operating system to cover SMS, WAP, database and reporting. Our network connection is directly connected into the Indonesia Internet Exchange (IIX) with 10 megabits per second for local connections. We have several types of network connections with the telecom operators, including both public and virtual private network (VPN) connections, and we also lease direct lines.

COMPETITION

China

Our competition in China is comprised of a wide range of companies. There are companies which, like Linktone, focus primarily or entirely on VAS and offer a wide range of services. These include participants such as KongZhong, as well as smaller companies such as Zhangxun and Boxun Rongtong. These competitors are generally characterized by strong market knowledge and, in some cases, well-developed relationships with the operators on a local and national basis. They also tend to focus on entertainment-related services.

Other competitors include the major internet portal operators in China, including TOM Online Inc., which is an affiliate of internet portal operator TOM Group Limited, and publicly-listed companies such as SINA CORP. and Sohu.com Inc. The internet portals leverage their existing strength in aggregating content, marketing and cross-selling among their established internet user base to promote VAS. Each of SINA CORP., Sohu.com Inc. and TOM Online Inc. is significantly better capitalized than our company.

There are also niche service providers, such as TENCENT Inc., Enorbus Technologies and Solute Wireless, which focus primarily on a particular market segment or application, such as wireless instant messages, that often builds on a pre-existing competency in the sector.

In addition, we also face growing competition from China Mobile, China Unicom and China Telecom as they increase their offerings of VAS.

We may also face competition from companies in China which offer online and media services and are expanding to various degrees into VAS, such as Focus Media Holding Limited, which primarily focuses on media advertising services, but which also offers wireless games and VAS.

International wireless companies, such as Nokia, come2us and Cybird, and international internet portal operators, such as Yahoo!, Lycos and AOL, who are or may be attempting to enter the Chinese market could also present significant competition for us. These international competitors have had only limited success, however, in penetrating the Chinese VAS market to date.

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

Indonesia

In Indonesia, there are more than 200 content providers that provide content and services similar to our company. For example, some competitors offer a range of mobile VAS which are similar to our services, while others offer just a single service that competes with our products. We believe that competition in this market has been intensifying due to, among other things, the fact that growth in demand for SMS programs generally has been decreasing, especially for SMS subscriptions and SMS quizzes, as the market matures.

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

Singapore and Other Markets

Our competitors in Singapore in the edutainment and entertainment industry are Scorpio East Ltd, which is an exclusive licensee of Walt Disney Studios Home Entertainment, Universal Pictures International Entertainment and HVN Berjaya, which holds an exclusive license from Paramount. In Malaysia, Speedy Entertainment and PMP are our main competitors. Speedy Entertainment holds an exclusive license from Warner Home Video Inc., Twentieth Century Fox, Paramount, Disney and Universal and is also the biggest retailer of audio/video products in Malaysia. PMP is the major distributor in Malaysia of most Asia content.

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

Several of our competitors have longer operating histories in the home entertainment and video business and stronger relationships with producers and licensors that give them superior access to content than we have. As a result, our existing competitors in this industry may in the future achieve greater market acceptance and gain additional market share. In addition, it is possible that our current relationships with content distributors may not provide us with access to the most profitable content and our business could suffer as a result.

Please refer to Item 3.D. “Risk Factors — Risks Related to Our Business in China — We face intense competition in China” and “Risk Factors — Risks Related to Our Operations Outside of China — Our business has been adversely affected and will continue to be adversely affected if the operators continue to expand their own portfolio of VAS that compete with our services” and “Risk Factors — Risks Related to Our Operations Outside of China — Our expansion into the entertainment and edutainment products distribution market through our acquisition of InnoForm may not be successful” for a more detailed discussion of the risks we face from our competitors.

GOVERNMENT REGULATION

China

The following is a summary of the principal governmental laws and regulations that are or may be applicable to wireless service providers like us in China. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of laws, particularly with regard to VAS, which is an emerging industry in China. For a description of the regulatory risks related to our business, please see Item 3.D. “Risk Factors — Risks Related to Our

Business in China — Changes in the policies of the operators and in their enforcement of their policies have resulted in our company having to pay additional charges to the operators and have negatively affected our revenue. Further changes could materially and adversely impact our revenue, profitability and financial condition in the future;” “Risk Factors — Risks Related to Our Industry — The Chinese government or one or more of the operators may prevent us from distributing, and we may be subject to liability for, content that any of them believe is inappropriate;” “Risk Factors — Risks Related to Our Industry — Telecommunication laws and regulations in China are evolving and subject to interpretation and may change in the future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties;” “Risk Factors — Risks Related to Our Industry — The regulation of internet website operators is also unclear in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations;” “Risk Factors — Risks Related to Our Operations Outside of China — Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations which could adversely affect our ability to operate our business effectively or at all;” and “Risk Factors — Risks Related to Doing Business in China — Chinese regulations relating to acquisitions of Chinese companies by foreign entities may limit our ability to acquire Chinese companies and adversely affect the implementation of our acquisition strategy as well as our business and prospects.”

Regulation of Telecommunication Services

The telecommunications industry, including certain VAS, is highly regulated in China. Regulations issued or implemented by the State Council, the MII, and other relevant government authorities cover many aspects of telecommunications network operation, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.

The principal regulations governing the telecommunications services business in China include:

•

Telecommunications Regulations (2000), or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in China as either infrastructure telecommunications businesses or VAS businesses. The latter category includes SMS and other VAS. Under the Telecom Regulations, certain services are classified as being of a value-added nature and require the commercial operator of such services to obtain an operating license, including telecommunication information services, online data processing and translation processing, call centers and internet access. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China.

•

Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (amended in 2008), or the FI Telecom Regulations. The FI Telecom Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecom enterprise. Under the FI Telecom Regulations, a foreign entity is prohibited from owning more than 50% of the total equity in any VAS business in China. The FI Telecom Regulations were amended in 2008. A primary amendment relates to the registered capital of the foreign-invested enterprise engaging in infrastructure telecom business. For an enterprise engaging in infrastructure telecom business nationwide or beyond a single province, autonomous region or municipality, it must have a minimum registered capital of RMB1 billion. For an enterprise engaging in infrastructure telecom business within one province, autonomous region or municipality, it must have a minimum registered capital of RMB100 million.

•

Administrative Measures for Telecommunications Business Operating Permit (effective on April 10, 2009), or the Telecom Permit Measures. The Telecom Permit Measures supersede the Administrative Measures for Telecommunications Business Operating License, or the Telecom License Measures (issued by the MII in 2001). The Telecom Permit Measures specifies, among others, the application, approval, modification and deregistration requirements in relation to telecom business operating licenses. In addition, the Telecom Permit Measures require that an approved VAS service provider must conduct its business in accordance with the specifications recorded on its Telecom Business Operating License.

Regulation of SMS Services. On April 29, 2004, the MII promulgated a Circular on Certain Issues regarding Standardization of SMS Services, or the Circular. The Circular requires all service providers to obtain appropriate operating licenses before they can provide VAS through the networks of the operators in China. Pursuant to the Circular, in the promotion of SMS services, mobile operators and service providers in China are required to prominently feature descriptions of standards and methods by which users will be charged for the services they order and how they may cancel their orders. Monthly subscriptions to SMS services must be specifically confirmed by users. Any message sent by a service provider to a user to confirm an order must include a schedule of charges applicable to the service such user has ordered. If the user does not confirm an order, the order is deemed cancelled. Providers of SMS services must provide such services strictly according to users’ orders, and may not alter the number of such SMS messages, the frequency at which the messages are sent, or the methods through which users pay for the services. The Circular also required mobile operators and service providers to implement a series of measures before May 15, 2004 that would make it easier for users to cancel their SMS services. If a user disputes any charges for SMS services or complains about the quality of the services, the operator is required to refund such user’s payment for the services if it is unable to assign responsibility for the problem to another party within 15 days. In addition, service providers are required to review the content in the process of collecting, developing, processing and sending any message. The message must not contain any content prohibited by the state. Provisions in this Circular apply to SMS services provided by fixed line operators as well.

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

While we believe this focus on compliance and service initiatives will result in a stronger, more orderly market in the long- term, it has also resulted in service and billing suspensions and in our having to pay certain charges to the operators for our inadvertent contravention of the foregoing rules and the operators’ own policies. We continuously monitor our SMS services in order to minimize the possibility of a violation of the Circular and the Standards.

In addition to regulations promulgated at the national level by the Chinese government, local offices of the MII, have issued provisional regulations requiring SMS service providers to obtain licenses from or register with it before providing SMS service within the city. Our affiliates, Unilink, Weilan, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu hold inter- provincial VAS licenses issued by the MII.

Regulation of Internet Culture Activities. On May 10, 2003, the Ministry of Culture of the PRC, or MOC, promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which became effective as of July 1, 2003. The Internet Culture Measures require internet culture operating entities, i.e., internet content providers which engage in internet culture activities, to obtain an Internet Culture Operating License from the MOC in accordance with the Internet Culture Measures. The term “internet culture activities” includes, among other things, acts of online dissemination of internet cultural products, such as audio- visual products, game products, performances of plays or programs, works of art and cartoons, and the production, reproduction, importation, sale (wholesale or retail), leasing and broadcasting of internet cultural products. The Internet Culture Measures were amended by the MOC on February 17, 2011 which amendment became effective on April 1, 2011. The amendment primarily relates to the registered capital of internet culture operating entities. An internet culture operating entity must have a minimum registered capital of RMB 1 million, and an internet culture operating entity must have a minimum registered capital of RMB 10 million to be allowed to engage in online games business activities. It is also specifically provided by the amended Internet Culture Measures that the phrase “internet culture activities” includes dissemination of culture products through any wireless technologies. Unilink and Yuan Hang have acquired this license.

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

As a VAS provider, we do not engage in the internet portal business which typically involves the provision of extensive internet content services, including Chinese language web navigational and search capabilities, content channels, web-based communications and community services and a platform for e-commerce, such as auction houses. Weilan registered with the Shanghai Telecommunication Administration Bureau in November 2003 to provide commercial services, which are generally limited to the marketing and sales of our VAS, at our websites.

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

On December 9, 2011, the MII promulgated the Mobile Internet Malware Monitoring and Handling Mechanisms to regulate and prevent the malware circulation through the mobile internet. According to such mechanisms, the mobile telecommunication operators are required to follow certain procedures to monitor and report the malware circulated through the mobile internet and report to the competent local counterparts of the MII of any mobile internet services provider that has formulated or circulated the malware or has gained profit through the malware.

On December 29, 2011, the MII promulgated the Several Provisions on Regulating the Market Order of Internet Information Services to further regulate the internet services providers from several aspects. According to this new rule, internet services providers are prohibited to maliciously interfere with the services provided by other internet services providers on user terminals, or maliciously interfere with the downloading, installation, running and upgrading of software and other products related to internet information services. The new rule requires that when an internet services provider conducts operations on user terminals such as downloading, installation, running, upgrading or removal of software, it shall provide clear and complete information on software functions and other information and obtain consent from users in advance. The new rule also purports to protect the personal information of end users and without obtaining the permission of users internet services providers may not collect such personal information of users. Furthermore, internet services providers are required to strengthen system security protection, protect the security of information uploaded by users according to law, and legally procure the use, modification and deletion of the information uploaded by users.

Regulation of Foreign Direct Investment in Internet and Telecommunications Businesses. On July 13, 2006, the MII issued a notice with the purpose of increasing the regulation of foreign investment in and operations of VAS which includes internet and telecommunications businesses in China. The regulations require Chinese entities (or shareholders of such Chinese entities) to own and control the internet domain names and registered trademarks, and to have servers and other equipment used to host and operate websites and conduct business. The ownership requirements functionally limit foreign direct and indirect ownership and control of the intellectual property of these businesses even when attempted through various parallel control, licensing, use and management agreements. Failure to comply may cause the MII to terminate a telecommunications license or otherwise modify existing agreements or require the disposition of the assets by the foreign entity.

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

SNPA and the MII have not specified whether the aforementioned approval in the Internet Publishing Measures is applicable to dissemination of works through SMS, MMS, WAP, Java games or other wireless technologies. If, in the future, SNPA and the MII clarify that the Internet Publishing Measures are applicable to

VAS operators or issue new regulations or rules regulating wireless publishing, we may need to apply for a license or permit from governmental agencies in charge of publishing. We cannot assure you that such application would be approved by the relevant governmental agencies.

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

In addition, for imported online games, the relevant license agreements for such games are regarded as copyright import contracts and need to be registered with the MOC and the State Copyright Bureau, otherwise we cannot remit licensing fees out of China to the foreign game licensor.

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

SAFE Regulations on Mergers and Acquisitions and Employee Stock Options

On October 21, 2005, SAFE issued Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75, which became effective as of November 1, 2005. Under Circular 75, PRC residents, who use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, are required to register with local SAFE branches with respect to their overseas investments in offshore companies. PRC residents are also required to file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in the PRC to guarantee offshore obligations. SAFE further issued a series of implementing rules, including the most recent Notice of SAFE on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which came into effect on July 1, 2011.

Under such implementing rules of Circular 75, failure to comply with the registration procedures set forth in Circular 75 may result in restrictions on the foreign exchange activities of the relevant onshore company, including higher requirement for registered capital, restrictions on the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under the applicable PRC foreign exchange administration regulations.

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

In March 2007, SAFE promulgated the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas-Listed Companies, or the Share Option Plan. On February 25, 2012, the SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Individuals Participating in the Stock Incentive Plan of An Overseas Listed Company, or Circular 7, to replace the Share Option Plan. According to Circular 7, PRC citizens who are granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income from the sale of shares or dividends distributed by the overseas listed company may be converted into Renminbi or transferred to the employees’ individual foreign exchange savings account after such foreign exchange income is remitted into China. In addition, the overseas listed company or its PRC subsidiary or other qualified PRC agent is required to appoint an asset manager or administrator, appoint a custodian bank and open dedicated foreign currency accounts to handle transactions relating to the share option scheme or other share incentive plan. We and our PRC citizen employees who have been and will be granted share options, or PRC option holders, are subject to these rules. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions.

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

Regulation on National Security Review

In August 2011, the MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rule, which came into effect on September 1, 2011, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011.

Under these circulars and rules, a security review is required for foreign investors’ mergers and acquisitions having “national defense and security” implications and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises having “national security” implications. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review, the MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rule further prohibits foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

Labor Contract Law and the Implementing Regulations

In June 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Implementing Regulations of the PRC Employment Contracts Law, or the Implementing Regulations, was subsequently promulgated and became effective on September 18, 2008. Compared to the Labor Law, the Labor Contract Law and the Implementing Regulations establish more restrictions and increases costs for employers, including specific provisions related to fixed- term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law and the Implementing Regulations, an employer is obliged to sign labor contract with unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed- term labor contracts. The employer has to compensate the employee upon the expiration of a fixed-term labor contract, unless the employee refuses to renew such contract on terms the same as or better than those contained in the expired contract. The employer also has to indemnify an employee if the employer terminates a labor contract without a cause permitted by law. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from five to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day. In December 2007, we performed an internal review of our human resource policies and employment contracts with our employees including part time employees and took all steps necessary to comply with the Labor Contract Law and the Implementing Regulations. Implementation of the Labor Contract Law and the Implementing Regulations has increased and may further increase our operating expenses and have material adverse effect on our results of operations.

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

Telecommunication Industry Related Regulations

In general, telecommunication business activities in Indonesia are regulated by Law Number 36 of 1999 on Telecommunication and its implementing regulations, including Government Regulation Number 52 of 2000 on Telecommunication Operation. The implementing regulations categorize all telecommunication operations as one of three categories: (i) a telecommunication network operation, (ii) a telecommunication service operation, or (iii) a special telecommunication operation. The second category, the telecommunication service operation, consists of three types of activities: basic telephony service operation, value added telephony service and multimedia services.

Value added telephony service is the provision of telecommunication services that offers value added services such as: (i) premium calls, (ii) calling cards, (iii) virtual private phone numbers, (iv) public phone recording, (v) store and forward, (vi) a call center, and (vii) content services (e.g, ring tones and SMS and premium messaging). An operator of value added telephony services who provides content services must comply with the Regulation of the Minister of Communication and Information Technology Number: 01/PER/M.Kominfo/01/2009 in terms of the availability of a call center and the mechanisms for activation or deactivation of service.

Licensing of Value Added Service. A company commencing operations in value added telephony service must first obtain a principal license during its pre-operation activities. The principal license is issued for a period of one year and may be extended once for a maximum of six months. Prior to 30 business days before the expiration of the principal license, the principal license holder must submit an application to the Directorate General of Communication and Information Technology to participate in an operation feasibility test. The test is conducted by a government accredited test institution. Once the principal license holder has passed the test, the Director General will issue a Statement of Feasibility Operation, at which point the principal license holder may submit an application to receive an operation license. Operation licenses are granted without duration, subject to regular evaluation.

A service operator with an operation license in good standing is required to pay a fee of telecommunication operation rights, or the BHP Telecommunication, in the amount of 0.50% of its annual gross revenue.

Premium Messaging Service and SMS/MMS. Pursuant to the Regulation of the Minister of Communication and Information Technology Number: 01/PER/M.Kominfo/01/2009 on the Provision of Premium Messaging Service and Transmission of Short Messaging Service/SMS to Many Destinations (Broadcast), operators of premium messaging services will provide such services in cooperation with telecommunication network operators who carry out basic telephone services after registration with the Regulatory Body of Information Technology. An operator of premium messaging services must use a certain access number regulated in the agreement between itself and the network operator.

Premium messaging is carried out by subscription or non-subscription. Operators of premium messaging must pay BHP Telecommunication tariffs based on the relevant implementing government regulations.

Operators of premium messaging must make available a call center with a specific number which is accessible 24 hours each day. The call center must provide first line support to handle queries, complaints or requests. Operators of premium messaging by subscription must provide information of subscription activation as well as deactivation. Deactivation requests shall be made through SMS, MMS or the call center.

Senders of broadcast SMS/MMS are prohibited from sending messages that conflict with the public interest, decency standards or national security interests or that may disrupt public order. The broadcast sender is also required to allow the receiver of the message an option or method to reject subsequent messages from the broadcast sender.

Caller Ring Back Tone. CRBT content providers are also deemed to be premium messaging operators since activation requests through SMS or MMS charge a premium tariff. Accordingly, CRBT content providers are subject to the same regulatory requirements as premium messaging operators detailed above.

In its circular letter dated October 18, 2011 No. 177/BRTI/X/2011 issued to ten telecommunication network operators, BRTI prohibited those operators from promoting premium SMS or other content, services and contests through unsolicited SMS messages or broadcast and required existing customers to re-register with service providers in order to continue to receive VAS. This circular letter was issued as a response to public complaints against operators of premium messaging services.

Recently, media has reported that the government is planning to amend the Regulation of the Minister of Communication and Information Technology Number: 01/PER/M.Kominfo/01/2009 in response to public complaints against operators of premium messaging services and to provide legal certainty following the issuance of the October circular. BRTI is reported to be planning to conduct a public review in April 2012 whereby it will publicly disclose a draft of the proposed amendment to the general public and request comments prior to enactment. Reports have also stated that the proposed amendment will provide for the following:

•	that summary of the cooperation agreement to conduct premium messaging services between operators of premium messaging services and telecommunication network operators shall be reported to BRTI;

•

that both operators of premium messaging services and operators of telecommunication network operators must conduct a joint feasibility test on the premium messaging services before such services can be provided to the subscriber;

•	that the access number used by operators of premium messaging services shall be registered at BRTI; and

•	that the mechanism to activate and deactivate subscription be regulated in more detail.

However, we cannot be sure when, or if, the amendment to this regulation will be enacted, nor can we be certain what requirements will ultimately be adopted if such amendment is ultimately adopted.

Wireless Access Protocol. Currently there is no specific regulation available which governs the implementation of Wireless Access Protocol for content operators for an operator of value added telephony services who provides content services.

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

Negative List of Investments. Investment activities in Indonesia are regulated by Law No. 25 of 2007 on Investments and the Regulation of the President No. 36 of 2010 on the List of the Lines of Business which are Closed and Open with Certain Requirements Related to Investments, which does not limit the maximum foreign ownership of a company that conducts business in the value added telephony service industry. However, a foreign-owned company conducting business as a value added telephony service operator must cooperate with an Indonesian legal entity in conducting business activities. This cooperation may be evidenced by agreement entered into between the parties.

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

Merger and acquisitions must also comply with Law Number 5 of 1999 on Prohibition of Monopoly Practice and Unfair Business Competition (“Anti-Monopoly Law”). The law prohibits acts or behavior involving an abuse of a market dominant position and generally forbids a business participant from taking direct or indirect advantage of a domination position to set trade terms with an aim to: (i) prevent or restrict consumers access to competitor’s products, (ii) restrict development of technology or (iii) restrict a potential competitor from entering the market. A dominant position is defined as: (a) a business participant or a group of business participants having at least 50% of the relevant market share or (b) two or three groups of business participants having at least 75% of the relevant market share. Article 28 of the Anti-Monopoly Law generally prohibits business participants from conducting mergers, consolidations or acquisitions with business entities resulting in monopolistic practices or unfair business competition. This article also includes post-notification requirement to the Business Competition Supervisory Commission if the merger, consolidation or acquisition results in a valuation of assets or an amount of sales exceeding a particular amount.

Foreign Exchange Control

Currently, based on Law No. 24 of 1999, dated May 17, 1999 on Foreign Exchange Traffic and Exchange Rate System, Indonesia has limited foreign exchange controls. Since most foreign exchange controls were abolished in 1971, the rupiah has been, and in general is, freely convertible. A number of regulations, however, have an impact on the exchange system. Bank Indonesia holds the authority to issue rupiah currency and has the responsibility for maintaining the stability of the rupiah. In order to maintain stability of the rupiah and prevent speculation by non-residents, Bank Indonesia has introduced regulations to restrict the movement of rupiah from: (i) banks within Indonesia to offshore banks or to an offshore branch or office of an Indonesian bank or (ii) any investment denominated in rupiah with foreign parties and/or Indonesian parties domiciled or permanently residing outside Indonesia (without underlying trade or investment reasons), both of which thereby limit offshore trading to existing sources of liquidity. For example, only banks are authorized to deal in foreign exchange and execute exchange transactions related to the import and export of goods. In addition, Indonesia banks (including branches of foreign banks in Indonesia) are required to report to Bank Indonesia any fund transfers exceeding US$ 10,000.- In addition, Bank Indonesia has the authority to request information and data concerning foreign currency activities of all people and legal entities that are domiciled, or who plan to reside in Indonesia for at least one year. Bank Indonesia’s regulations also require resident banks and companies that have total assets or total annual gross revenues of 100 billion rupiah or more to report all data concerning their foreign currency activities to Bank Indonesia (for example, insurance companies, finance companies or venture capital companies). However, if the transaction is conducted through a domestic bank and/or domestic non-bank financial institution, the requirement to report to Bank Indonesia applies instead to the relevant domestic banks or non-bank financial institution that carried out the transaction. The transactions that must be reported include receipt and payment of funds through bank accounts outside Indonesia.

Recently, however, there have been media reports that Bank Indonesia will announce measures on capital flows to control the frequent inflow and outflow of short-term funds. Accordingly, the imposition of foreign exchange controls in Indonesia is a possibility, but we cannot be sure when, or if, such controls will be imposed in the future.

Employment Law

Law No. 13 of 2003 on Manpower, or the Manpower Law, became effective on March 25, 2003, replacing fifteen laws and their implementing regulations dating back to Ordinance 8/1887. The Department of Manpower and Transmigration is the government agency that regulates all labor affairs in Indonesia.

All employers who employ more than ten persons are required to have company regulations which contain details of the conditions of employment and the rules of conduct and discipline. Company regulations remain effective for two years at a time. Company regulations are not required where the employer has a collective employment agreement with a union representing the employees. An employment agreement, whether oral or in writing, is the basic instrument covering the conditions of work, which may not contradict what is already in the company regulations or collective employment agreement.

The Manpower Law also grants employees entitlement to social security. Social security benefits and pensions, or JAMSOSTEK, are regulated principally by Law No. 3 of 1992 concerning Manpower Social Security and Law No. 11 of 1992 concerning Pension Funds, as well as a number of implementing regulations. Employers employing more than ten workers (or paying a total of more than million Rupiah in salary) are obligated to participate in the JAMSOSTEK program. However, employers who provide a health scheme with benefits better than the benefits stipulated in the JAMSOSTEK package, are not be obligated to participate in the Health Maintenance Security program provided by JAMSOSTEK.

The Manpower Law also imposes an obligation on the employer to prevent termination of employment under certain circumstances. If termination cannot be avoided, the terms of the termination of employment are negotiated between the employer and the employee (or the labor union if the employee is a member of a labor union). If negotiation fails to result in any agreement, the employer can generally only terminate the employment of an employee with government approval, as evidenced by a government permit. The termination of employment by an employer is generally null and void by operation of law if it is done without agreement or a government permit.

C.	Organizational Structure

For information on our organizational structure, see Item 4 “Information on the Company — History and Development of the Company” and Item 5. “Operating and Financial Review and Prospects — Our Corporate Structure” and “Operating and Financial Review and Prospects — Arrangements with Consolidated Affiliates.”

D.	Property, Plant and Equipment

Our principal executive offices are located in Shanghai, where we currently lease approximately a total of 904 square meters under two lease agreements at a total effective annual rent of $0.2 million. One lease agreement for an area of 552 square meters will expire in November 2013 and the other lease agreement for an area of 352 square meters will expire in October 2013. Our primary branch office in China is located in Beijing, where we lease approximately 776 square meters under lease agreements that will expire in February 2015 at an effective annual rent of $0.2 million. Our premises in Shanghai and Beijing house our China operations including sales, marketing, technical support and back office support. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans. We also have other branch or representative offices in Guangzhou, Shenzhen, Hangzhou, Chengdu, Nanjing, Changsha, Shenyang, Jinan, Zhengzhou, Wuhan, Fuzhou, Hefei and Xi’an.

Our regional office and InnoForm Singapore operations are located in a building owned by one of our subsidiaries, GLD Investment Pte Ltd, in Singapore. The building is a 99 years leasehold building with effect from April 1, 1964 and has a gross floor area of 3,333 square meters.

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

Overview

We provide entertainment-oriented VAS to mobile and fixed-line phone users in China and Indonesia. Our revenue is primarily derived from the sale of various 2G and 2.5G data-related services, audio-related services, media content, mobile games and PC games.

Our data-related services include 2G services (SMS), 2.5G services (MMS, WAP and Java games) and, in Indonesia, 3G services. Our audio-related services include IVR and CRBT services. In China, we provide such services to users through the mobile and fixed line networks operated by China Mobile, China Unicom and China Telecom. In Indonesia, we offer 2G, 2.5G and 3G services through various operators. We receive our revenue principally in the form of payments from the telecommunication network operators in these markets after the operators have deducted their service and network fees. Users pay for these services by monthly subscription and/or on a per usage basis.

Our media content revenue is primary generated from the acquisition of multi-platform and multi-territorial rights for entertainment and edutainment content, which we then distribute across platforms such as theatres, home entertainment (VCDs/DVDs/Blu-ray discs), free to air and pay television, and digital media in Singapore, Malaysia, Vietnam and Hong Kong. We also generate media content revenue from the distribution of pay television channels, karaoke video licensing, karaoke system rental and providing a karaoke-on-demand channel on pay television platforms. We receive our revenue principally in the form of revenue sharing with the licensors for this content.

For 2011, we generated $60.7 million in gross revenue, compared to $71.7 million for 2010, representing a decrease of 15.3%. The table below sets forth our gross revenue by service category in 2009, 2010 and 2011 (in millions of $):

	Year ended December 31,
	2009	2010	2011
Data-related services
China	34.0	35.7	22.4
Indonesia	—	1.8	7.5

	34.0	37.5	29.9
Audio-related services
China	26.0	18.7	9.1
Indonesia	—	—	—

	26.0	18.7	9.1
Media content (Singapore)	—	12.2	16.9
Mobile games (China)	—	2.2	2.6
PC games (China)	1.1	1.1	1.5
Others	1.1	—	0.7

Total revenue	62.2	71.7	60.7

The major factors affecting our results of operations and financial condition include:

•

Changes in Government Regulations and Mobile Operator Policies or the Manner in Which They are Enforced. The VAS industry in China and Indonesia are heavily regulated, and the operators also have a wide range of policies regarding customer service, quality control and other aspects of the industry. In China, the operators regularly introduce changes to their operating policies. For example, in order to improve its oversight of service providers, China Mobile ranks SMS and IVR service providers based on certain performance criteria, and those service providers that fall into a lower rank are subject to restrictions in service fees they may charge. Furthermore, in 2010, China Mobile, China Unicom and China Telecom began requiring additional notices and confirmations to end consumers during the purchase of embedded services in mobile handsets, requiring that SMS short codes which are used for ordering VAS and other activities, such as voting in television program contests, be more tailored to the specific service offering or service partner. In addition, in that year, the operators in China imposed additional restrictions on IVR services offered in connection with interactive programs. Such policy changes by the mobile operators have negatively affected our revenue in the past. The telecom network operators may implement further measures in response to current or future policy directives of MII or due to changes in their internal management and control policies and procedures with respect to service providers such as our company, which may have a material negative impact on our business, results of operations and financial position. In Indonesia, BRTI issued a circular which prohibits VAS providers from promoting premium SMS or other content, services and contests through unsolicited SMS messages or broadcasts and requires existing customers to re-register with service providers in order to continue to receive VAS. As a result, our revenue from Indonesia has been, and is expected to continue to be, adversely affected. Any future changes to these requirements may impose additional requirements and restrictions on our business in Indonesia.

•

Operator Service Agreements. Our ability to generate revenue and the terms under which we deliver our services depend to a large extent on our ability to maintain good relationships with the national, provincial and local offices the operators in China and Indonesia, including China Mobile and to a lesser extent, China Unicom, China Telecom, Telkomsel, Indosat and XL, and to differentiate our services through, among other things, innovative product development and appealing content from domestic and international content providers. In China, each operator charges us service fees from the gross revenue generated by our services. In addition, to the extent the number of SMS or MMS messages sent by us over China Mobile’s network exceeds the number of SMS or MMS messages our customers send to us, we must also pay a per message network fee. We also pay China Unicom and China Telecom network fees in most provinces on the same basis. These service and network fees are reflected in our cost of revenue and totaled $15.2 million, $13.1 million and $6.7 million for 2009, 2010 and 2011, respectively. Each operator could alter any of the terms of our service agreements with them or terminate the agreements for a variety of reasons in the future, including, for example, to increase their service or network fees to enhance their profitability at the expense of service providers. In Indonesia, our revenue sharing arrangement with telecom operators generally uses a three-tiered system: if we are considered a Class A content provider, the revenue share is 40% for the telecom operator and 60% for us; a Class B content provider, 50% for the telecom operator and 50% for us; Class C content provider, 60% for the telecom operator and 40% for us. To be considered a Class A content provider, our revenue must be at least IDR100 million (US$11,000) per month; a Class B content provider, more than IDR50 million (US$5,500) but less than IDR100 million (US$11,000) per month; Class C content provider, IDR50 million (US$5,500) or less. Although Telkomsel, Indosat and XL all currently consider us a Class A content provider, there is no guarantee that we will qualify as a Class A content provider in the future. Moreover, each operator could alter any of the terms of our service agreements with them or terminate the agreements for a variety of reasons in the future, including, for example, to increase their service or network fees to enhance their profitability at the expense of service providers.

•	Costs Associated with Content and Distribution Channel Provider Relationships.

VAS Services

•

Our VAS include the delivery of third-party content and services, such as certain Java games and music downloads for ringtones and CRBTs, to our end users. We also distribute some of our services via interactive programs broadcast over television and radio and through embedded menus in mobile handsets. We provide this content and services typically based on revenue-sharing arrangements under which we pay third-party content, interactive program providers and mobile handset manufacturers or designers (known as distribution channel providers) an agreed percentage of the revenue realized from services incorporating their content or embedded in their mobile handsets. Most of our content licenses or cooperation contracts with television and radio stations and mobile handset manufacturers or designers have a limited term. Given the high demand for engaging, trendy content in the markets in which we operate, we have limited leverage to negotiate significantly more favorable terms with these parties. Payments to third-party content and distribution channel providers were $23.6 million, $24.2 million and $18.3 million, representing 37.9%, 33.8% and 58.0% of our total VAS revenue in 2009, 2010 and 2011, respectively. Our net income could be adversely affected in future periods if our payments in relation to our revenue-sharing arrangements with third-party content and distribution channel providers continue to increase, either in absolute terms or as a percentage of our gross revenue. See Item 3.D. “Risk Factors — Risks Related to our Operations Outside of China — The success of some of our services is significantly dependent on our ability to obtain, customize and localize desirable content and technology from third parties and distribute our services effectively.”

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

•

Marketing Expenses. In order to maintain visibility and demand for our SMS and IVR products and our competitive position in the market, we need to make continued investments in media advertising and integrated co-marketing. Our media advertising is typically in the form of television commercials and magazine, newspaper and website placements. Fee rates for our various marketing channels are becoming increasingly expensive while in some cases generating lower levels of gross revenue and thus negatively affecting our profit margin. Our advertising costs were $3.6 million, $1.9 million and $2.4 million in 2009, 2010 and 2011, respectively.

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

Our Corporate Structure

We conduct our business in China solely through our wholly owned subsidiaries, which were Linktone Consulting, Huitong, Linktone Internet, Linktone Software and Wang You in 2011. Linktone Consulting provides internet and VAS consulting services; Huitong, Linktone Internet and Linktone Software specialize in software development; and Wang You develops PC games. These entities have no significant assets other than certain contractual arrangements with consolidated affiliates. See “— Arrangements with Consolidated Affiliates” below. Ojava Overseas, Ruida and Xintong were dormant in 2011.

In October 2007, we incorporated two holding companies in Hong Kong, namely Noveltech and Linktone Media. Our investments in Linktone Consulting, Huitong, Linktone Internet and Xingtong have been transferred to Noveltech. In addition, in November 2009 we incorporated Linktone International Limited, or Linktone International, in the United Arab Emirates to hold our investments in the South East Asia region, including our 75% equity interest of InnoForm and our 51% interest in PT Linktone.

In March 2010, we and MIMEL acquired 50% and 25% of the share capital of InnoForm, respectively. In June 2010, we subscribed for 1,002,308 new shares of InnoForm and as a result of which we and MIMEL hold 75% and 12.5% of the equity interest of InnoForm, respectively. For additional discussion, see Item 7.B. “Related Party Transactions.” InnoForm is a Singapore-based company with regional offices in Malaysia, Hong Kong and Vietnam, specializing in the production, acquisition, distribution and licensing of multi-platform edutainment and entertainment content and holds licenses, properties and other assets related to its operations.

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

In order to meet ownership requirements under Chinese law which place certain restrictions on Linktone, as a foreign company, to operate in certain industries such as VAS and internet content services, we maintain control over the following PRC affiliated companies which are each owned by our current and/or former employees and are treated as our VIEs for accounting purposes: (i) Weilan; (ii) Unilink (iii) Yuan Hang; (iv) Cosmos; (v) Zhong Tong; (vi) Lian Fei; (vii) Qimingxing; (viii) Beijing Ojava; (ix) Ling Yu; (x) Lianyu; (xi) Lang Yi; (xii) Wei Lian; (xiii) Xian Feng; and (xiv) Letang.

Under the current shareholding structure, Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu have inter-provincial VAS licenses issued by the MII. Each of Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu offers our services through one or more of the telecommunications network operators in China. Yuan Hang offers services related to our online game business. Xian Feng provides music related content services to network operators. Ling Yu, Wei Lian and Lang Yi were dormant since 2010. In January 2010, Weilan acquired a 50.01% equity interest in Letang, a private Chinese company specializing in the development of mobile games and PC games, in connection with the development of our mobile online game business. Letang holds cash, accounts receivable and other assets related to its operations. We hold no direct ownership interest in these companies.

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

We, our Chinese affiliated entities and their respective shareholders are parties to a series of agreements governing the provision of our telecom valued-added services. In addition, as of December 31, 2011, we had provided long-term interest free loans to the shareholders of our Chinese affiliated entities with an aggregate outstanding balance of approximately RMB114.0 million (US$18.1 million). The proceeds from these loans have been used to fund investments in our Chinese affiliated entities. See “— Arrangements with Consolidated Affiliates” below. We also have an outstanding loan to Cakrawala, a company in Indonesia that we treat as a VIE for accounting purposes. Please see Item 5. “Operating and Financial Review and Prospects — Arrangements with Consolidated Affiliates — Indonesia.”

Our primary internal source of funds is dividend payments from our wholly owned subsidiaries in China, Hong Kong, British Virgin Islands and United Arab Emirates, namely, Linktone Consulting, Huitong, Linktone Internet, Linktone Software, Xintong, Brilliant Concept Investments Ltd., or Brilliant, Wang You, Ojava Overseas Ltd., or Ojava Overseas, Ruida, Noveltech, Linktone Media and Linktone International. Under the Chinese tax regulations which became effective in January 2008, dividends paid to a foreign invested enterprise from Chinese entities are subject to a 10% withholding tax. However, a lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, are subject to a 5% rate. Nevertheless, the PRC State Administration of Taxation promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” for shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant tax treaty benefits. It is unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. It is possible, however, that under Circular 601 our Hong Kong subsidiaries would not be considered to be the beneficial owners of any such dividends, and that such dividends would as a result be subject to income tax withholding at the rate of 10% rather than the favorable 5% rate applicable under the tax treaty between mainland China and Hong Kong. Under current Chinese law, Linktone

Consulting, Huitong, Linktone Internet, Linktone Software, Wang You, Ruida and Xintong are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. Dividends paid to us by Brilliant and Ojava Overseas, which were incorporated in the British Virgin Islands, Noveltech and Linktone Media, which were incorporated in Hong Kong, and Linktone International which was incorporated in United Arab Emirates, are not subject to tax.

No dividends were received from our subsidiaries for the year ended December 31, 2011.

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

Similarly, our VIE arrangements with Cakrawala could be deemed in violation of existing Indonesia regulations on foreign investments in Indonesia. Indonesian Investment Law Number 25 of 2007, or Indonesian Investment Law, prohibits the registered shareholder of a foreign investment company and a domestic investment company from entering into agreement and/or issuing a statement to confirm a nominee arrangement for shares ownership, whereby an individual or legal entity is holding shares in a company for and on behalf of another individual or legal entity, in a foreign investment company or domestic investment company. Such agreement and/or statement will be deemed as null and void. Since our contractual arrangement with Cakrawala does not contain any statement that the current registered shareholders are acting on our behalf or that we are the owner of the shares in Cakrawala, we believe that the contractual arrangements that we have entered into with Cakrawala do not constitute a nominee arrangement. However, should the Indonesian authorities deem the contractual arrangements that we have made with Cakrawala to constitute a nominee arrangement prohibited by the Indonesian Investment Law, our interest in the investments held by Cakrawala could be materially and adversely affected.

Arrangements with Consolidated Affiliates

China

Current Chinese laws and regulations impose significant restrictions on foreign ownership of VAS and online game businesses in China. Therefore, we conduct substantially all of our operations in China through a series of agreements with our affiliated Chinese entities, which were Weilan, Unilink, Yuan Hang, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava, Lianyu and Xian Feng, in 2011. These companies are variable interest entities, or VIEs, under Accounting Standard Codification (“ASC”) 810 and, accordingly, have been consolidated into our financial statements. Transactions between these entities and our company and subsidiaries are eliminated in consolidation.

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

Exclusive Consulting Services Agreements. We provide most of our affiliated Chinese entities with exclusive consulting services related to legal, finance, human resources and office administration. The term of these services agreements is renewable every year. We charged Weilan, Unilink, Yuan Hang, Cosmos, Lian Fei, Zhong Tong, Qimingxing, Beijing Ojava, Xian Feng, an aggregate fee of $2.0 million, $1.0 million and $0.9 million for these services in 2009, 2010 and 2011, respectively. The service fees payable to us are subject to our adjustment from time to time based on the actual operating results of our affiliated Chinese entities.

Trademark, Domain Name and Software License Agreements. We grant Weilan and Unilink a license to use our domain name (www.linktone.com) and our registered trademarks. Linktone Consulting has also granted Weilan and Unilink licenses to use certain of its domain names. The licensee of each of the licenses described above pays us an annual license fee of RMB10,000 ($1,548). Because of the insignificant amounts involved, we waived these fees in 2009, 2010 and 2011. In addition, Huitong and Linktone Internet have granted Weilan, Unilink, Lian Fei, Zhong Tong, Qimingxing and Xian Feng multiple licenses to use various software programs relating to our SMS, MMS, WAP, CRBT and IVR platforms, databases and games. We invoiced Weilan, Unilink, Lian Fei, Zhong Tong, Qimingxing and Xian Feng an aggregate fee of $25.2 million, $21.7 million and $11.8 million for the use of this software in 2009, 2010 and 2011, respectively.

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

Loan Agreements. We have extended interest-free loans to the shareholders of our affiliated Chinese entities for the purpose of investing in our affiliated Chinese entities as registered capital and to make payments to the selling shareholders from whom we acquired certain of our affiliated Chinese entities for settlement of purchase price consideration pursuant to applicable acquisition agreements. The term of these loans in each case is 10 years. The shareholders of our affiliated Chinese entities can only repay the loans by transferring to us or our designees all of their equity interest in the respective affiliated Chinese entity. The following table sets forth the date the loan agreement was entered into, the borrower, the affiliated Chinese entity, the interest, the maturity date and the amount of each loan, as of December 31, 2011.

Date of loan agreement	Borrower	Affiliated entity	Interest	Maturity date
					RMB’000
November 27, 2003	Baoxin Yao	Weilan	None	November 26, 2013	2,798.7
November 27, 2003	Wenlei Wang	Weilan	None	November 26, 2013	2,365.8

August 25, 2004	Wenjun Hu	Unilink	None	August 24, 2014	5,000.0
August 25, 2004	Lin Lin	Unilink	None	August 24, 2014	5,000.0

May 31, 2005	Yuming Cai	Yuan Hang	None	May 30, 2015	2,403.9
May 31, 2005	Feng Gao	Yuan Hang	None	May 30, 2015	2,403.9

June 30, 2005	Hongjie Qi	Cosmos	None	June 29, 2015	16,953.1
June 30, 2005	Miao Yan	Cosmos	None	June 29, 2015	16,953.1

June 30, 2005	Hongyan Lu	Lian Fei	None	June 29, 2015	7,738.6
June 30, 2005	Yuxia Wang	Lian Fei	None	June 29, 2015	8,928.8

June 30, 2005	Teng Zhao	Zhong Tong	None	June 29, 2015	6,850.6
June 30, 2005	Yi Huang	Zhong Tong	None	June 29, 2015	6,850.6

August 31, 2005	Xing Xu	Qimingxing	None	August 30, 2015	7,528.5
August 31, 2005	Peien Zhu	Qimingxing	None	August 30, 2015	7,528.5

August 15, 2006	Yugang Wang	Beijing Ojava	None	August 14, 2016	4,000.0
August 15, 2006	Peiyu Su	Beijing Ojava	None	August 14, 2016	4,000.0

February 9, 2007	Xiao Ke Zha	Lianyu	None	Feb 8, 2017	700.2
February 9, 2007	Zhi Wang	Lianyu	None	Feb 8, 2017	1,031.8

December 20, 2007	Ai Hua Zhang	Xian Feng	None	Dec 19, 2017	2,550.0
December 20, 2007	Juan Yang	Xian Feng	None	Dec 19, 2017	2,450.0

Total					114,036.1

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

Indonesia

PT Cakrawala Alam Semesta, or Cakrawala, is an Indonesian company which we control through contractual arrangements and treated as our VIE for accounting purposes. Its only two shareholders are employees of MNC Group. We believe that the terms of our agreements with Cakrawala and its shareholders are no less favorable than we could obtain from disinterested parties. InnoForm is also currently in the process of setting up a VIE in Indonesia.

In July 2010, Cakrawala and our company executed a placement loan agreement pursuant to which we loaned the aggregate principal amount of $35.0 million. Amounts outstanding under this loan facility are due and payable in full on demand at any time by us, and we have the sole right to call for payment or terminate the agreement. Cakrawala agrees that the rate of interest payable to our company is an amount equivalent to the interest paid by the banks in which proceeds from the loan described above are deposited. Cakrawala also may not assign or transfer all or any of its rights or obligations under the placement loan agreement. In 2010 Cakrawala partially repaid the loans. As at December 31, 2011, the outstanding loan balance was US$13.9 million.

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

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates reflected in the consolidated financial statements include, but are not limited to, revenue recognition, purchase price allocation of acquisitions, estimated useful lives of long-lived assets, future cash flows associated with impairment testing of goodwill and other long-lived assets, allowance for doubtful accounts, valuation allowance on deferred tax assets, fair value of fixed rate investments, and fair value of share options. Changes in facts and circumstances may result in revised estimates. Actual results could differ from these estimates.

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

China VAS & mobile game

Our revenues in the PRC are mainly derived from entertainment-oriented VAS, including SMS, MMS, WAP, Java games, IVR and CRBT services to phone users through various subsidiaries of China Mobile, China

Unicom and China Telecom, which can offer both mobile and fixed line services. Fees for these services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered. Our China VAS services are provided through codes we own, known as “access codes” or “short codes,” which are special telephone numbers shorter than full telephone numbers widely used for VAS, such as television program voting, ringtone ordering, charity donations and mobile services.

We contract with the operators for the transmission of VAS as well as for billing and collection services. We measure our revenues based on the total amount paid by our customers, for which the operators bill and collect on our behalf. For this billing and collection service, the operators retain a fixed percentage fee, which is reflected as a cost of revenue in the financial statements. In addition, for SMS and MMS services, the operators charge us a network usage fee based on a fixed per message rate multiplied by the excess of messages sent over messages received. These network usage fees are likewise retained by the operators, and are reflected as a cost of revenue in the financial statements. Network usage fees charged to us are reduced for messages received by us as the operators separately charge the senders a fee for these transmissions. We have assessed our relationship with the operators and the terms of the fee arrangements under ASC 605-45 (“ASC 605-45”), “Principal Agent Considerations,” and have concluded that reporting the gross amount billed to our customers is appropriate based on the following factors:

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

Indonesian VAS

Our revenues in Indonesia are derived from entertainment-oriented VAS to users of mobile telecommunications networks in Indonesia. We provide VAS services through agreements with Infokom, a related party, who in turn have cooperative arrangements with network operators in Indonesia. We assessed our relationship with Infokom and the network operators in Indonesia and the terms of the fee arrangements and determined that, from the end users’ perspective, Infokom is responsible for fulfillment of the services for VAS services provided through Infokom. In addition, we also assessed its relationship with the network operators in Indonesia for VAS services provided through agreements made directly with the Indonesia operators under ASC 605-45, and concluded that reporting the net amount received from the Indonesia operators as revenue is appropriate based on the consideration that the operators bear a significant portion of the credit risk and have the latitude to establish the prices.

A substantial portion of our revenue from Indonesia is recorded based on monthly statements received from the telecom operators in Indonesia. In certain instances, when a statement is not received within a reasonable period of time, we are required to make an estimate of the revenues and cost of revenue earned during the period covered by the statement. On a quarterly basis, we estimate a portion of our revenues using internally generated transmission data and various other assumptions we have developed, that are believed to be reasonable under the circumstances.

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

Impairment Charges

Goodwill

Under ASC 350, goodwill is no longer amortized, but tested for impairment upon first adoption and annually (in December of each year) thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. We assess goodwill for impairment in accordance with ASC 350 at the reporting unit level, defined as the operating segment or one level below an operating segment, and recognize impairment in the event that the carrying value exceeds the fair value of each reporting unit. The impairment charge was arrived at after a two-step process required under ASC 350. First, we determined the fair value of the reporting unit using the income approach based on the discounted expected future cash flow associated with this unit. We then compare the fair value of each reporting unit to its carrying value, including goodwill. If the carrying value of a reporting unit exceeds its fair value, we perform the second step to determine the impairment loss which is equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of the goodwill. For the year ended December 31, 2009, impairment charge of $2.5 million was recorded against goodwill assigned to our PC game reporting unit. No impairment of goodwill was recorded in 2010 and 2011.

We performed our annual goodwill impairment test as of December 31, 2011, and did not incur any impairment charge. We will continue to monitor the relationship of fair value to the recorded value of our consolidated net assets as economic events and changes occur, and we may perform interim impairment tests in the future. If future results are not consistent with our assumptions and estimates, we may be required to record impairment charges at a later date, which could materially and adversely affect our financial results.

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

Short-term Investments

Short-term investments include time deposits with original maturity terms of more than three months but due within one year and marketable equity securities. The marketable securities are classified as available-for-sale and carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are credited or charged to income during the period in which the gain or loss is realized. If we determine a decline in fair value is other than temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment and consideration of various factors including the severity and duration of the impairment, anticipated recovery, financial condition and near term prospects of the investee, and our ability and intent to hold that security until the anticipated recovery in value occurs. Subsequent increases and decreases in the fair value of available-for-sale investments will be included in comprehensive income except for an other-than- temporary impairment, which will be charged to income in the statement of operations and comprehensive income. No impairment of short-term investments was recorded in 2009, 2010 and 2011.

Share-based Compensation

We apply the provisions of ASC 718 for share-based employee compensation arrangements. The guidance requires the measurement of the cost of employee services received in exchange for an award of equity instruments (such as employee stock options) at the fair value on the grant date. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (the requisite service period). We calculate the fair value of each option grant on the date of grant using the Black-Scholes option pricing model. The Group recognizes the compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period of the award.

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

Allowance for Doubtful Receivables

We provide a general provision for doubtful accounts and other receivables based on an aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness and industry trend analysis. We also make a specific allowance if there is strong evidence showing that the receivable is likely to be uncollectible. The assessment of the collectability of each account requires the use of substantial judgment and estimates. As of the end of 2009, 2010 and 2011, the allowance for doubtful accounts was $2.1 million (including discontinued operations of $0.3 million), $2.3 million (including discontinued operations of $0.3 million) and $2.9 million (including discontinued operations of $0.3 million), respectively.

Revenue

As described in “Critical Accounting Policies and Estimates — Revenue and Cost of Revenue Recognition” above, we generate VAS revenue from service fees paid by mobile device users who use our services through the telecom network operators. Our VAS fees are charged on a monthly subscription or per use basis. We also derive revenue from media content and PC and mobile games.

PRC VAS Services

Fees for our 2G SMS-based services in PRC currently range from RMB0.1 ($0.02) to RMB1.95 ($0.30) per message and from RMB5.0 ($0.77) to RMB15.0 ($2.32) per month for subscription services. Fees for 2.5G MMS, WAP and Java services currently range from RMB2 ($0.3) to RMB12.0 ($1.86) per message and from RMB5.0 ($0.77) to RMB15.0 ($2.32) per month for subscription services. Fees for audio-related services range from RMB1.0 ($0.15) to RMB3.0 ($0.46) per audio content download.

Indonesia VAS Services

In 2010 and 2011, our VAS revenue in Indonesia was generated from the sale of data-related services. Fees for our 2G SMS-based services in Indonesia currently range from IDR539 ($0.06) to IDR1,978 ($0.22) per message. Fees for 2.5G MMS, WAP and Java services currently range from IDR3,057 ($0.34) to IDR15,195 ($1.73) per message. Fees for our 3G services range from IDR2,000 ($0.23) to IDR5,000 ($0.57).

Gross revenue from sales of VAS in Indonesia represented 2.5% and 12.4% of our total gross revenue in 2010 and 2011 respectively.

Media Content

Revenue from our media content is generated primarily from the distribution of entertainment and edutainment content across platforms such as theatres, home entertainment (VCDs/DVDs/Blu-ray discs), free to air and pay television, and digital media.

The following table shows the composition of our gross revenue by service category:

	Year ended December 31,
	2009	2010	2011
	%	%	%
Data-related services
China	54	50	37
Indonesia	—	2	13

	54	52	50
Audio-related services
China	42	26	15
Indonesia	—	—	0

	42	26	15
Media content (Singapore)	—	17	28
Mobile games (China)	—	3	4
PC games (China)	2	2	2
Others	2	—	1

Total revenue	100	100	100

In 2009, “other” revenue included revenue for content and promotion services provided to other small service providers and technical services provided to a related party, respectively. In 2011, “other” revenue included revenue generated from TV promotion and trading by PT Linktone.

Our revenue in 2009, 2010 and 2011 also includes revenue from related parties in the amount of $0.7 million, $1.8 million and $4.9 million, respectively. The revenue in 2009 was paid by an affiliate of MNC to us in exchange for technical advisory services rendered to the affiliate’s VAS operations in Indonesia. The revenue in 2010 and 2011 mostly represents revenue generated from VAS services offered by PT Linktone in Indonesia using short codes owned by Infokom, an affiliate of MNC.

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

The following table sets forth the amount of each category of cost of revenue for the periods indicated:

	Year ended December 31,
	2009	2010	2011
	$	$	$
Cost of revenue:
Operators’ fees	15,233,712	13,511,702	6,694,123
Payments to content and distribution channel providers and others	23,707,560	24,801,481	18,255,409
Cost of goods sold in relation to video and theatrical products	—	8,824,211	11,252,901

Total	38,941,272	47,137,394	36,202,433

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

Our SMS-based content and applications have been principally developed in-house. We develop slightly more than half of our MMS, WAP, Java and audio-related services content in-house with the remainder aggregated from third parties. For the year ended December 31, 2011, approximately 79% of our product development expenses were related to our VAS business in China.

The following table shows the composition of our product development expenditure in China related to our data-related and audio-related services, general office information support and new businesses for the years ended December 31, 2009, 2010 and 2011:

	Year ended December 31,
	2009	2010	2011
	%	%	%
Data-related services	29	55	55
Audio-related services	52	29	24
General office information support	15	14	9
New businesses	4	2	12

	100	100	100

We expect that the portion of our product development expenditures devoted to new businesses (including 3G services for the Indonesian market), particularly mobile games and VAS to be offered in the other Asian markets we intend to enter, will increase moderately in the future.

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

Provision for Impairment

Provisions for impairments include provisions with respect to short-term investments, other receivables, goodwill and other assets when events or changes in circumstances indicate the carrying value may not be recoverable. In December 2009, we performed impairment tests on goodwill assigned to each reporting unit. We determined the fair value of the reporting units using the income approach based on the discounted expected future cash flows associated with these units. The expected future cash for the PC game reporting unit was revised downward in light of lower than expected revenue earned in the second half of 2009 due to market competition and management reorganization in this reporting unit in the last quarter of 2009. As a result, we recorded an impairment charge of $2.5 million in the PC game reporting unit. In addition, in 2007 we recorded an impairment provision for a loan receivable of $0.7 million in connection with our strategic investment in 9Sky International Ltd., Shanghai Yue Sheng Information Technology Co., Ltd. and Shanghai Yin Zhi Yue Information Technology Co., Ltd., or collectively the 9Sky entities. During 2009, we brought legal action in a court in Shanghai to recover the outstanding loan amount from the founders of 9Sky entities and related entities in China, and a repayment settlement was agreed in October 2009. We received a total repayment of $0.4 million in 2009 and $0.1 million in 2010 and recorded a gain on bad debts recovered of such amounts in 2009 and 2010, respectively. In 2011, we recorded additional gain on bad debts recovered of $0.1 million related to partial recovery of certain overdue loans extended to 9Sky entities. In addition, in 2010, we recorded an impairment of a loan receivable of $1.3 million in connection with our arrangements to distribute U.S. Major League Baseball content, which have been terminated.

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

The applicable income tax rates for our PRC subsidiaries and VIEs vary. Linktone Consulting, Weilan, Ruida, Wei Lian, Lang Yi, Xian Feng and Xintong’s applicable tax rates were 25% starting from 2008. Zhong Tong, Linktone Software, Wang You and Ling Yu are located in either economic development zones in coastal cities or in the Pudong new district. Accordingly, they were subject to a preferential statutory rate of 15% in and before 2008. This reduced tax rate was gradually transitioned to 25% beginning in 2009, with the transitional tax rates being 20%, 22% and 24% for 2009, 2010 and 2011, respectively.

The high and new technology enterprise status is valid for a period of three years from the date of issuance of the certificate and is subject to an annual self-review process whereby a form is submitted to relevant tax authority for approval to use a preferential income tax rate. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a high and new technology enterprise, such status will be terminated from the year of such change. Yuan Hang and Huitong qualified as a high and new technology enterprise and were entitled to a preferential tax rate of 15% in 2009, 2010 and 2011. Yuan Hang passed its assessment as a high and new technology enterprise in 2011 and Huitong will re-apply in 2012. Two of our affiliates entities, Cosmos and Beijing Ojava, enjoyed a preferential tax rate of 15% in 2009 and 2010 as high and new technology enterprises. In 2011, neither company qualified as a high and new technology enterprise and their applicable tax rate was 25%. In 2009, 2010 and 2011, Lian Fei did not qualify as a high and new technology enterprise, and its applicable tax rate in those years was 25%. Letang qualified as a high and new technology enterprise in 2010 and was therefore entitled to a two year national and local tax exemption followed by three years of 50% reduction in national and local income tax rates.

Our affiliated Chinese entities Lianyu, Unilink, and Qimingxing are currently considered “small businesses,” and in 2009, 2010 and 2011, they were subject to a 2.5% tax on revenue and other income. Their net profits for the year were subject to a further 20% personal income tax, levied as if these profits were distributed to the shareholders.

The new EIT law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax laws and rules. A lower withholding tax rate of 5% will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, are subject to a 5% rate. Nevertheless, the PRC State Administration of Taxation promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” for shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant tax treaty benefits. It is unclear at this early stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. It is possible, however, that under Circular 601 our Hong Kong subsidiaries would not be considered to be the beneficial owners of any such dividends, and that such dividends would as a result be subject to income tax withholding at the rate of 10% rather than the favorable 5% rate applicable under the tax treaty between mainland China and Hong Kong. The shareholdings in our Chinese subsidiaries have been transferred to two holding companies incorporated in Hong Kong, except for Wang You, Ruida and Linktone Software which are either dormant or loss making entities. According to the relevant PRC regulations, dividends on profits earned before January 1, 2008 are not subject to the withholding income tax, while dividends on profits earned after January 1, 2008 are subject to the withholding income tax. However, as of December 31, 2011, we did not make any provision on withholding tax of profits earned by some of our subsidiaries in 2011 because based on our business plan for the next few years, we do not plan to distribute retained earnings of our Chinese subsidiaries as we intend to retain such cash for re-investment in our Chinese operations. See Item 3.D. “Risk Factors — Risks Related to Doing Business in China — Any changes to our tax incentives could have a material adverse effect on our operating results. Our foreign ADS holders may be subject to PRC withholding tax on the dividends payable by us and upon gains realized on their sales of our ADSs if we are classified as a PRC ‘resident enterprise.’”

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

Under applicable tax regulations, Huitong and Linktone Internet are entitled to a tax refund equivalent to the portion of VAT expense that is in excess of 3.0%. This VAT expense is shown in our “Consolidated Statements of Operations and Comprehensive Income” as a reduction in our revenue. For the years ended December 31, 2009, 2010 and 2011, Huitong and Linktone Internet paid VAT in a total amount of $3.9 million, $3.9 million and $1.3 million, respectively, and received VAT refunds of $2.3 million, $1.6 million and $3.0 million, respectively. As of December 31, 2009, 2010 and 2011, Huitong and Linktone Internet accrued a VAT refund receivable of $2.0 million, $2.8 million and $1.5 million, respectively, and payable of $1.3 million, nil and $1.0 million, respectively.

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

In addition, goods and services tax, or GST, is charged on the supply of goods and services made in Singapore and on the importation of goods into Singapore. The current rate for GST is 7.0%. A company must be GST-registered to collect GST if its annual turnover exceeds SGD$1.0 million from the sale of taxable goods and services. GST-registered companies may also claim back the GST incurred on their business purchases.

Subject to the approval of the relevant tax authorities, we had total tax loss carry forwards of approximately $23.4 million attributed to 10 PRC subsidiaries (including those from the discontinued operations of $16.3 million) as of December 31, 2011. The net operating losses will expire between 2011 and 2015. These tax loss carry forwards give rise to potential deferred tax assets totaling $6.5 million (including those from the discontinued operations of $4.4 million). We have assessed whether it is more likely than not that some or all of the deferred tax assets will not be realized. We recorded a valuation allowance of $6.2 million as of December 31, 2011 to reduce the deferred tax assets to the amount that we believe is more likely than not to be realizable. For more information regarding our tax loss carry forwards and deferred tax assets, see “— Critical Accounting Policies and Estimates — Income Taxes” above. In addition, in 2007, we recorded a tax provision of $0.1 million related to uncertain tax position on promotional and research and development expenses. It is possible that the amount of tax position will change in the next twelve months. This balance has remained unchanged and has been carried forward in each of the years ended December 31, 2009, 2010 and 2011. We have recognized interest and penalties related to these uncertain tax positions in income tax expense. We recorded interest of $0.1 million as of December 31, 2009 and 2010 and $0.2 million as of December 31, 2011.

Discontinued Operations

We, through our affiliated Chinese entities, Ling Yu and Lang Yi, acted as the exclusive advertising agent for QTV and TJSTV prior to the termination of the exclusive advertising arrangements with QTV and TJSTV in July 2008 and September 2008, respectively. Our results from the related advertising services provided by us are reported in our consolidated financial statements as discontinued operations for 2009, 2010 and 2011.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations and comprehensive income for the periods indicated and as a percentage of gross revenue. Our historical operating results are not necessarily indicative of the results for any future period.

	Year ended December 31,
	2009		2010		2011
	$	%	$	%	$	%
Gross revenue	62,216,694	100.0	71,708,025	100.0	60,677,173	100.0
Sales tax	(2,303,289)	(3.7)	(2,087,121)	(2.9)	(1,591,748)	(2.6)

Net revenue	59,913,405	96.3	69,620,904	97.1	59,085,425	97.4
Cost of revenue	(38,941,272)	(62.6)	(47,137,394)	(65.7)	(36,202,433)	(59.7)

Gross profit	20,972,133	33.7	22,483,510	31.4	22,882,992	37.7
Operating expenses:
Product development	(3,316,507)	(5.3)	(2,811,783)	(3.9)	(3,230,445)	(5.3)
Selling and marketing	(9,318,469)	(15.0)	(8,377,743)	(11.7)	(8,566,257)	(14.1)
General and administrative	(8,220,999)	(13.2)	(12,325,334)	(17.2)	(12,638,207)	(20.8)
Reversal of contingent consideration payable	—	—	—	—	1,618,816	2.7
(Provision for impairment)/Gain on recovery of bad debt	(2,068,127)	(3.3)	(1,102,265)	(1.5)	110,425	0.2

Total operating expenses	(22,924,102)	(36.8)	(24,617,125)	(34.3)	(22,705,668)	(37.4)

Income (loss) from continuing operations	(1,951,969)	(3.1)	(2,133,615)	(3.0)	177,324	0.3
Interest income, net of financial expenses (1)	1,614,575	2.6	2,278,593	3.2	2,398,065	3.9
Other income (loss), net of other expenses	431,005	0.7	701,884	1.0	(264,934)	(0.4)
Dividend income from short-term investments	—	—	—	—	314,300	0.5
Gain on sales of short-term investments	—	—	—	—	4,962,873	8.2

Income from continuing operations before income tax	93,611	0.2	846,862	1.2	7,587,628	12.5
Income tax expense	(579,270)	(0.9)	(1,439,261)	(2.0)	(1,299,981)	(2.1)

Net income (loss) from continuing operations	(485,659)	(0.8)	(592,399)	(0.8)	6,287,647	10.4
Net income from discontinued operations	596,551	1.0	315,256	0.4	—	—

Net income (loss)	110,892	(0.2)	(277,143)	(0.4)	6,287,647	10.4

(1)	Interest income included $325,080, $85,594 and nil from related parties for the years ended December 31, 2009, 2010 and 2011, respectively.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Gross Revenue

Gross revenue decreased by 15.3% from $71.7 million in 2010 to $60.7 million in 2011, primarily due to a decrease in revenue from data and audio-related services, offset in part by an increase in revenue from media content.

Data-related services decreased by 20.3% from $37.5 million in 2010 to $29.9 million in 2011 primarily due to policy tightening by the telecom network operators in China, offset in part by the full year revenue generated from PT Linktone, which operates our VAS business in Indonesia.

Audio-related services decreased by 51.3% from $18.7 million in 2010 to $9.1 million in 2011 primarily due to lower sales of IVR services resulting from new restrictions imposed by the operators in China with respect to IVR services offered in connection with interactive programs implemented starting in March 2010.

Media content revenue includes revenue from the distribution of entertainment and edutainment content across platforms such as theatres, home entertainment (VCDs/DVDs/Blu-ray discs), free to air and pay television, and digital media as well as other services by InnoForm, in which we acquired a 50% interest in March 2010 and an additional 25% interest in June 2010. The increase in 2011 is due to full year consolidation in 2011 and realization of deferred income from 2010.

Mobile games revenue represents revenue generated from the license of the right to use, or revenue-sharing arrangements for the operation of, games developed by Letang, in which Weilan acquired a controlling stake in January 2010. This revenue increased by 18.2% from $2.2 million in 2010 to $2.6 million in 2011 due to our increased effort in developing new mobile games.

PC games revenue increased 36.4% to $1.5 million in 2011 from $1.1 million in 2010 due to a wider offering of PC games in 2011.

Other revenue represents revenue generated from TV promotion and trading by PT Linktone in 2011.

Cost of Revenue

Cost of revenue decreased by 23.2% from $47.1 million in 2010 to $36.2 million in 2011, primarily due to lower operators’ fees incurred and payments to content and distribution channel providers which were in line with the decline in data-related and audio-related services in China. This decrease was partially offset by (i) recognition of full year cost for payment to content and distribution channel providers from PT Linktone and (ii) full year recognition of cost relating to media and theatrical content from InnoForm.

Operating Expenses

Operating expenses decreased by 7.8% from $24.6 million in 2010 to $22.7 million in 2011, primarily as a result of a $1.1 million impairment charge recorded in 2010 and a $1.6 million reversal of contingent consideration payable for Letang as we determined that Letang would not be able to meet its contractually stipulated target for the period from April 1, 2011 to March 31, 2012, partially offset by (i) higher general and administrative expenses and (ii) higher selling and marketing expenses in 2011.

As a percentage of gross revenue, operating expenses increased from 34.3% in 2010 to 37.4% in 2011.

General and administrative expenses increased by 2.4% from $12.3 million in 2010 to $12.6 million in 2011, primarily due to full year consolidation of the subsidiaries acquired in 2010.

Product development expenses increased by 14.3% from $2.8 million in 2010 to $3.2 million in 2011 due to an increase in headcount to expand the portfolio of mobile games.

Selling and marketing expenses increased by 2.4% from $8.4 million in 2010 to $8.6 million in 2011, primarily due full year consolidation of the subsidiaries acquired in 2010.

Provision For Impairment

We had a gain on recovery of bad debts of $0.1 million in 2011, compared to a impairment charge of $1.1 million in 2010. In 2010, we recorded an impairment charge of $1.3 million related to loans extended by our company to Allied Pacific Sports Baseball Network Limited, or APBNL, in which we hold a direct 45% equity interest and an indirect interest through our 30% equity interest in APBNL’s other shareholder, Allied Pacific Sports Network Limited, or APSN, which was partially offset by a gain on recovery of bad debts of $0.1 million related to partial recovery of certain overdue loans extended by our company to 9Sky entities. See “- Provision for Impairment” above. In 2011, we recorded additional gain on recovery of bad debts of $0.1 million related to partial recovery of the overdue loans extended to 9Sky entities.

Interest and Other Income

Interest income was generally stable at $2.4 million in both 2010 and 2011.

Other income decreased by 137.7% from $0.7 million in 2010 to $0.3 million net expenses. In 2011, other expenses mainly comprises of foreign exchange losses.

Dividend Income

Dividend income was $0.3 million, derived from the holding of 357 million common shares of PT Global Mediacom TBK purchased in 2011.

Gain on Sales of Short-term Investments

In 2011, we recognized a gain of $1.2 million, of which $0.2 million loss was reclassified out of accumulated other comprehensive income, from the sales of $20 million secured notes issued by Aerospace Satellite Corporation Holding, a wholly owned subsidiary of PT MNC Sky Vision, purchased in 2010, and a gain of $3.8 million from sales of an investment held in a privately managed fund, of which $2.6 million was reclassified out of accumulated other comprehensive income.

Income Tax Expense

Income tax expense decreased by 7.1% from $1.4 million in 2010 to $1.3 million in 2011. The decrease is due to lower taxable income.

Discontinued Operations

We generated net income of $0.3 million from discontinued operations in 2010 compared to such income in 2011. The net income in 2010 resulted from the settlement of certain accounts payable by suppliers.

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

Media content revenue includes revenue from the distribution of entertainment and edutainment content across platforms such as theatres, home entertainment (VCDs/DVDs/Blu-ray discs), free to air and pay television, and digital media as well as other services by InnoForm, in which we acquired a 50% interest in March 2010 and an additional 25% interest in June 2010. There was no such revenue in 2009.

Mobile games revenue represents revenue generated from the license of the right to use, or revenue-sharing arrangements for the operation of, games developed by Letang, in which Weilan acquired a controlling stake in January 2010.

PC games revenue remained relatively stable at $1.1 million in both 2009 and 2010.

Other services decreased from $1.1 million in 2009 to nil in 2010 primarily due to the expiration of service contracts in 2009.

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

As a percentage of gross revenue, operating expenses decreased from 36.8% in 2009 to 34.3% in 2010.

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

Provision For Impairment

In 2009, we recorded an impairment charge of $2.5 million related to goodwill from our PC game business, which was offset by $0.4 million related to partial recovery of certain overdue loans extended by our company to 9Sky entities. In 2010, we recorded an impairment charge of $1.3 million related to loans extended by our company to Allied Pacific Sports Baseball Network Limited, or APBNL, in which we hold a direct 45% equity interest and an indirect interest through our 30% equity interest in APBNL’s other shareholders, Allied Pacific Sports Network Limited, or APSN, which was partially offset by a gain on recovery of bad debts of $0.1 million related to partial recovery of certain overdue loans extended by our company to 9Sky entities. The loans to APBNL and APSN were made in connection with the distribution of certain U.S. Major League Baseball-related interactive rights in selected countries in Asia, which arrangement was subsequently terminated. See “—Provision for Impairment” above.

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

Discontinued Operations

We generated net income of $0.6 million and $0.3 million from discontinued operations in 2009 and 2010. The net income in 2010 resulted from the waiver of certain accounts payable by suppliers.

Liquidity and Capital Resources

Our primary sources of liquidity are the proceeds from our initial public offering in March 2004 and cash flow from operations, as well as the investment in our company by MNC in 2008. The following table sets forth the summary of our cash flows for the periods indicated:

	Year ended December 31,
	2009	2010	2011
	$	$	$
Net cash provided by operating activities of continuing operations	546,684	1,237,562	3,146,273
Net cash provided by operating activities of discontinued operations	4,395,367	—	—
Net cash used in investing activities of continuing operations	(6,480,967)	(25,686,289)	(22,093,815)
Net cash provided by/(used in) financing activities of continuing operations	(438,160)	3,188,321	(142,161)
Effect of exchange rate change on cash	(139,594)	658,652	1,136,122
Net (decrease) in cash and cash equivalents	(2,116,670)	(20,601,754)	(17,953,581)
Cash and cash equivalents, beginning of year	81,593,823	79,477,153	58,875,399
Cash and cash equivalents, end of year	79,477,153	58,875,399	40,921,818

The ability of our subsidiaries to obtain cash or other assets from our variable interest entities in China and Indonesia depends on the effectiveness and enforceability of our agreements with those entities and their owners. A description of these agreements is set forth under “— Arrangements with Consolidated Affiliates” above. In turn, the ability of our PRC subsidiaries to convert Renminbi into U.S. dollars and transfer them to our company is subject to the Chinese foreign exchange regulations, including primarily the restriction on foreign invested enterprises that they may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents.

Operating Activities of Continuing Operations

Cash provided by operating activities was $0.5 million, $1.2 million and $3.1 million in 2009, 2010 and 2011, respectively. The movements in cash provided by operating activities were generally in line with the movements in operating income/(loss) from continuing operations, excluding non-cash income statement items such as depreciation and amortization.

Investing Activities of Continuing Operations

Cash used in investing activities was $6.5 million, $25.7 million and $22.1 million in 2009, 2010 and 2011, respectively. In 2009, net cash used in investing activities primarily consisted of an increase in short-term investments of $4.9 million and $1.9 million cash paid in connection with financing arrangements involving PT MNC Sky Vision, an affiliate of our controlling shareholder, MNC, and Humax Co., Ltd., offset by cash of $0.4 million collected from 9Sky entities. In 2010, net cash used in investing activities primarily consisted of short term investments of $20.1 million and business acquisitions of $13.7 million, partially offset by proceeds received from the maturity of time deposits of $7.6 million, proceeds received from the disposal of property and equipment of $2.0 million and net loans repayment from related party of $0.9 million. In 2011, net cash used in investing activities primarily consisted of short term investments of $43.7 million, and business acquisitions of $6.7 million, offset by proceeds received from sales of short-term investments of $28.5 million.

Financing Activities of Continuing Operations

In 2009, cash used in financing activities was $0.4 million, consisting of the payment of remaining legal fees of $0.5 million in connection with the investment by MNC which was offset in part by the net proceeds from the exercise of stock options. In 2010, cash provided by financing activities of $3.2 million was from bank borrowings (denominated in Singapore dollars). In 2011, cash used in financing activities was $0.1 million, consisting of $1.4 million of funds used in our share repurchase program, which was offset by net proceeds of $1.3 million from bank borrowings.

We have no written treasury or borrowing policy. We keep a portion of our cash in U.S. dollar or RMB or Indonesian rupiah denominated bank accounts, short-term time deposits or short-term, investment grade fixed income securities for two principal purposes: to finance our operations and to manage the interest rate and currency risks arising from our operations. We adjust the amount of cash held in U.S. dollars, RMB and Indonesian rupiah from time to time to maximize our interest rate returns and to ensure that we have sufficient RMB for our operational needs, including for lease and other commitments. We have also used a portion of our cash resources to acquire equity and debt securities from time to time in order to generate capital gains. Such investments have in the past included, and may continue to include, purchases and sales of securities of affiliates of MNC in the open market or negotiated transactions. These investments expose us to equity risk due to possible fluctuations in their fair market value. See Item 11 “— Equity Price Risk.” We have not historically used derivative instruments to hedge against market risks.

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

Research and Development

We believe that a key part of our future success in VAS business will depend on our ability to develop and enhance our services by leveraging our expertise in entertainment-oriented VAS. Our total expenditures for research and development were $3.3 million, $2.8 million and $3.2 million for the years ended December 31, 2009, 2010 and 2011, respectively. Previously, we had a dedicated mobile games product development team and an overseas product development team.

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

Debt and Credit Facilities

In October 2010 and May 2011, a bank in Singapore extended to our subsidiary, InnoForm, a term loan of SGD2.0 million ($1.5 million) and a credit facility with a total facility limit of SGD10.0 million ($7.7 million) and a sub-limit of SGD3.0 million ($2.3 million) for overdraft facility. The facilities are secured by a corporate guarantee from MNC. As of December 31, 2011, we utilized $4.3m of the credit facility and $1.0 million of the term loan was outstanding.

The term loan is repayable in quarterly installments of SGD0.2 million ($0.1 million) over 3 years. The financial covenants require InnoForm to maintain a minimum consolidated net worth and a consolidated gearing ratio.

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

PRC	Singapore
linktone.com	innoform.com.sg
vrhappy.com	innoform.com.my
vrhappy.net	innoform.com.hk
mhappy.net	innoform.com.tw
my1828.com	innokidz.com.sg
..com	innokidz.com.hk
..com	all-entertainment.com.sg
..com	ltongroup.com
linktone.mobi
go368.net
uwise.com.cn
ojava.com

As of December 31, 2011, we had registered 107 trademarks with China Trademark Office, relating to our company name and logo and some of our services. We are in the process of applying for 49 additional trademarks in China. We have no trademarks registered in the other markets in which we operate, including Indonesia.

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

As of December 31, 2011, we had also obtained 27 copyright certificates in China for cartoons and images and 40 copyright certificates for computer software.

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

Tabular Disclosure of Contractual Obligations

We have bank loan obligations and lease obligations relating to our office premises with third parties. As of December 31, 2011, we had no commitments beyond three years. The following table sets forth our commitments as of December 31, 2011:

	Loan from bank	Office Premises
Less than one year	$514,961	$633,298
One to three years	$511,878	$831,884

Total	$1,026,839	$1,465,182

Inflation

The inflation rate in China increased in 2011. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was (0.7%), 4.8% and 5.4% in 2009, 2010 and 2011, respectively. Inflation has had and it may continue to have an impact on the costs of our operations, particular personnel-related costs.

Consumer Price Index in Singapore increased by 0.6%, 2.8% and 5.2%, in 2009, 2010 and 2011, respectively according to the Singapore Statistics Department. The changes in Consumer Price Index in Indonesia were 2.78%, 6.96% and 3.79% in 2009, 2010 and 2011, respectively according to Statistics Indonesia.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The names of our current directors and executive officers, their ages and the principal positions with Linktone held by them, as of April 15, 2012, are as follows:

Directors and Officers (1) Name	Age	Position	Class
Hary Tanoesoedibjo	46	Chairman of our board and Chief Executive Officer	III
Oerianto Guyandi (2)	44	Director	II
Peck Joo Tan	50	Director and Chief Financial Officer	III
Billy Hsieh (3)	55	Director	I

(1)	Our director, Thomas Hubbs, and our chief financial officer and deputy chief executive officer, Colin Sung, resigned in January 2011.
(2)	Member of nominating and compensation committee.
(3)	Member of audit committee.

Our Amended and Restated Memorandum and Articles of Association provide for the division of our board of directors into three classes. Our Class I director is Billy Hsieh, our Class II director is Oerianto Guyandi and our Class III directors are Hary Tanoesoedibjo and Peck Joo Tan. The current terms of the Class I, II and III directors expire upon the election and qualification of directors at the annual general meetings to be held in 2014, 2012 and 2013, respectively. At each annual general meeting, directors who are elected will serve a three-year term until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company.

Biographical Information

Hary Tanoesoedibjo has served as the Chairman of our board since April 2008 and as our Chief Executive Officer since May 2009. He has been the President Director of MNC since March 2004. Also, he has been the President Director of PT Bhakti Investama Tbk., an investment company in Indonesia, PT Global Mediacom Tbk., a media company in Indonesia, PT MNC Sky Vision, a satellite television station in Indonesia, and PT Rajawali Citra Televisi, a privately owned television network in Indonesia, since June 2009, April 2002, July 2004, December 2006 and April 2008, respectively. He has been the director of MNC International Ltd. and MNC International Middle East Limited since March 2007 and May 2007, respectively. All these companies are affiliates of MNC. He received a Bachelor of Commerce (Honors) degree from Carleton University and a Master of Business Administration degree from Ottawa University.

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

Billy Hsieh has served as an independent director since February 2011. He replaced Thomas Hubbs who resigned to pursue other professional commitments. Mr. Hsieh joined PricewaterhouseCoopers in San Francisco in 1986, was admitted as a partner in 1996 and serve in its Shanghai office from 1996 until his retirement in 2010. He has over 15 years of experience advising multinational corporations about doing business in China, including experience in market entry and development, mergers and acquisitions, tax advisory and other activities in China. He graduated with a Bachelor of Science degree in Accounting from St. John’s University and a law degree from the University of California, Hastings College of the Law, both in the United States. He is licensed as a certified public accountant in California and is a member of the California bar.

Hary Tanoesoedibjo and Oerianto Guyandi were appointed in connection with MNC’s strategic investment in our company, which was completed in April 2008. As of March 31, 2012, MNC held 59.9% of our total outstanding ordinary shares.

B.	Compensation

Director Compensation

In 2011, we paid an aggregate of approximately $0.06 million to our non-executive directors. During 2011, no stock options to purchase our ordinary shares were granted to our non-executive directors. Directors who are also employed by our company do not receive separate fees as our directors.

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

Executive Officer Compensation

In 2011, we paid an aggregate of $0.4 million of total salary and benefits to our executive officers. On November 17, 2011, we granted an option to Peck Joo Tan to purchase ordinary shares (representing less than 1% of our total outstanding shares). This option has an exercise price of US$0.113 per ordinary share and expires on November 16, 2021.

Employment Agreements

We have entered into an employment agreement with Hary Tanoesoedibjos. In addition, Peck Joo Tan has executed an appointment letter with InnoForm.

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

Our executive officers did not exercise any stock options in 2011.

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

Evergreen Provision. The 2003 Plan includes a mechanism for an automatic annual increase in the number of ordinary shares available under the plan equal to the lesser of 2.5% of the total shares outstanding or 15,175,000 ordinary shares. This mechanism is known as an “evergreen provision.” Pursuant to the evergreen provision, as of January 1, 2012 the number of ordinary shares available under the 2003 Plan increased by 10,260,566 shares, resulting in a total of 85,893,917 shares authorized for issuance under the 2003 Plan.

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

During 2011, our board of directors met in person or by phone four times. All of the directors who were serving in office during 2011 attended all the meetings of our board of directors and its committees on which such director served after becoming a member of our board of directors. We have no specific policy with respect to director attendance at our annual general meetings of shareholders. Our board has determined that one of our directors serving in office as of December 31 2011, Mr. Hsieh, was “independent” as that term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules. As a “Controlled Company” as defined in the NASDAQ Listing Rules due to the fact that more than 50% of our voting power is held by MNC, we are exempted from the NASDAQ requirement that a majority of our directors qualify as independent directors.

Our board has two committees: the audit committee and the nominating and compensation committee.

During 2011, our audit committee held four meetings. As of December 31, 2011, the sole member of our audit committee was Billy Hsieh (Chairperson), who was a non-employee director as such term is defined in

Rule 16b-3 under the Exchange Act. Our board of directors has determined that the member of our audit committee is “independent” as that term is defined in Rule 5605(a) (2) of the NASDAQ Listing Rules. Our board has further determined that Mr. Hsieh was an “audit committee financial expert” as defined by applicable rules of the SEC.

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

During 2011, our nominating and compensation committee passed written resolutions in lieu of meetings two times. As of December 31, 2011, the sole member of our nominating and compensation committee was Oerianto Guyandi (Chairperson). The functions of our nominating and compensation committee are to monitor the size and composition of our board of directors and consider and make recommendations to our board of directors with respect to the nomination or election of directors. This committee also reviews and makes recommendations to our board regarding our compensation policies and all forms of compensation, including annual salary and bonuses, to be provided to our executive officers and directors and reviews stock compensation arrangements for all of our other employees.

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

As of December 31, 2009, 2010 and 2011, we had 270, 472 and 517 full-time employees, respectively. The following table summarizes the functional distribution of our full-time employees as of December 31, 2011:

Year ended December 31,
2011
Department
Management	14
Sales and Marketing	123
Product and Content Development	186
Finance	32
Operations	30
Warehouse and Store	23
Technical Support	30
Customer Service	23
Legal and Administrative	36
Human Resources	14
Business Development	2
Acquisition and Distribution	4

Total	517

None of our personnel are represented under collective bargaining agreements. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth certain information known to us with respect to the beneficial ownership as of March 31, 2012

•	all persons who are beneficial owners of five percent or more of our ordinary shares,

•	our current executive officers and directors, and

•	all current directors and executive officers as a group.

As of March 31, 2012, 409,243,820 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. To our knowledge and unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them as of March 31, 2012:

	Number of Ordinary Shares Beneficially Owned
Name and Address of Beneficial Owners	Number	Percentage
5% or more shareholders
MNC International Limited (1)	245,000,000	59.9%

Executive Officers, Directors and Director Nominees (2)
Hary Tanoesoedibjo (1)	245,000,000	59.9%
Oerianto Guyandi	—	—
Peck Joo Tan	—	—
Billy Hsieh	—	—

(1)	Represents ordinary shares held by MNC International Limited, an indirect wholly owned subsidiary of MNC. MNC is an integrated media company in Indonesia and a subsidiary of PT Global Mediacom Tbk, which is itself a subsidiary of PT Bhakti Investama Tbk. Hary Tanoesoedibjo is the President Director of MNC and a director of MNC International Limited and he disclaims beneficial ownership of these ordinary shares. The address of MNC International Limited is in c/o Bridge Street Services Limited, Marque Place, Suite 300, 430 West Bay Road, P.O. Box 30691, Grand Cayman KYI-1203, Cayman Islands.
(2)	The address of our current executive officers and directors is c/o Linktone Ltd., Unit C-D, 10F Long Life Building, 1566 West Yan An Road, Shanghai 200052, People’s Republic of China.

As of March 31, 2012, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

As of March 31, 2012, approximately 227,083 of our ordinary shares were held by 18 U.S. holders of record, excluding shares held by our ADS depositary bank, JPMorgan Chase Bank, N.A., on behalf of our holders. JPMorgan Chase Bank, N.A. has advised us that as of that date, 23,886,820 ADSs representing 238,868,200 ordinary shares were held of record by the depositary. We have no further information as to ordinary shares held, or beneficially owned, by U.S. persons.

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

In October 2008, we entered into a loan agreement in the principal amount of SGD11.5 million ($9.0 million) to GLD Investments Pte. Ltd., or GLD, a limited liability company incorporated in Singapore which was 10% owned by Hary Tanoesoedibjo, one of the directors of our board and our chief executive officer, and 90% owned by the holding company of MNC. GLD’s principal asset is a commercial office building in Singapore. In June 2010, our newly acquired subsidiary in Singapore, InnoForm, acquired a 98.7% interest in GLD from its shareholders for a total consideration of SGD13.0 million ($9.3 million). Concurrently, such loan was repaid by GLD. Mr. Tanoesoedibjo holds the remaining 1.3% of the equity interest in GLD. InnoForm has used the commercial office building of GLD as its principal office premise since the acquisition.

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

In January 2010, Weilan acquired a 50.01% interest in Letang from its sole equityholder, Hefei Baofeng Cartoon Information Technology Co., Ltd., or Baofeng, in exchange for consideration of RMB17.5 million (US$2.6 million) and a contribution of RMB5.0 million (US$0.7 million) to the registered capital of Letang. We also agreed to pay additional cash consideration of up to RMB45.1 million (US$6.6 million) to Baofeng if Letang achieves certain after-tax net profit targets between January 1, 2010 and March 31, 2012. As of December 31, 2011, we paid RMB13.8 million (US$2.1 million) to Baofeng as additional consideration because it achieved its initial after tax net profit target. We reversed a contingent consideration payable of RMB10.2 million (US$1.6 million) as we assessed Letang unable to meet the final net profit target for period April 1, 2011 to March 31, 2012. The primary purpose of the acquisition was to strengthen our company’s mobile games portfolio and development capabilities. Concurrent with our investment in Letang, we entered into an equityholders agreement with Baofeng and Letang which contains various provisions regarding the corporate governance of Letang, including the holding of shareholder meetings, the composition and rights of the board of directors of Letang, information rights in favor of our company and the maintenance of books and records by Letang. The equityholders agreement also imposes restrictions on the equityholders’ transfer of their equity interest in Letang, subject to certain exceptions. Letang agreed that if it issues any new equity, then we and Baofeng each have the right to purchase our pro rata percentage of such new issuance. In addition, we have a right of first refusal over any proposed transfers of the equity held by Baofeng. These rights will terminate when we or Baofeng no longer hold any equity of Letang or when there is an initial public offering of the equity of Letang.

In March 2010, we and MNC (through MIMEL) acquired 50% and 25% of the share capital of InnoForm respectively, for an aggregate consideration of SGD9.9 million ($7.0 million) in cash. In June 2010, we subscribed for additional new shares of InnoForm for a total consideration of SGD13.0 million ($9.3 million) and as a result of which we and MNC (through MIMEL) hold 75% and 12.5% of the equity interest of InnoForm, respectively. MNC (through MIMEL) also has the option to purchase the remaining 12.5% of the outstanding share capital of InnoForm, whereby 7.5% and 5% of the share capital can be purchased within 18 months and 30 months, respectively, of the agreement date. The owner of such 12.5% share capital also has the right to put such shares and has sent notice of its intention to exercise this right with respect to 7.5% of the share capital. MNC has agreed with us that it will bear all responsibility with respect to such put right. MNC is disputing its obligation to purchase such shares, and the matter is currently in arbitration in Singapore (Linktone and Linktone International have also been named parties to such arbitration). InnoForm is a Singapore-based company with regional offices in Malaysia, Hong Kong and Vietnam specializing in the production, acquisition, distribution and licensing of multi-platform edutainment and entertainment content.

In June 2010, we purchased mandatory convertible bonds issued by IDN (which has been renamed PT Linktone) from Starlight, a company incorporated under the laws of United Arab Emirates and the bond holder of PT Linktone, which bonds could be converted into 51% of the outstanding share capital of PT Linktone for a total consideration of $13.2 million. The bonds were interest- free and were converted into shares of PT Linktone in September 2010. We currently own 51% of the outstanding shares of PT Linktone, with the remaining held by MNC Group. The purpose of the acquisition was in line with our expansion strategy in the region. Of the $13.2 million consideration for the bonds, we paid $8.6 million in June 2010 and $4.6 million in 2011.

Prior to our acquisition of PT Linktone, it had entered into a cooperation agreement in October 2009 (as amended in February 2010) with Infokom, an affiliate of MNC. Under this agreement, PT Linktone is authorized to use short codes owned by Infokom to offer its VAS to users in Indonesia in exchange for 10% of the revenue generated from such services, net of the fees charged by the telecom network operators. This agreement has a term of 25 years from the date of the agreement. In October 2009, PT Linktone also entered into a cooperation agreement with MNC for the rights to a short code owned by MNC free of charge. This agreement has a term of 25 years from the date of the agreement. From September 1, 2010 (the date of our acquisition of PT Linktone for accounting purposes) to December 31, 2010, PT Linktone’s total revenue generated from the use of short codes owned by Infokom and those owned by MNC was $1.6 million and $0.3 million, respectively. During this period, PT Linktone paid Infokom and MNC a total of $0.3 million and nil, respectively. In 2011, MNC transferred to PT Linktone the short code owned by MNC which PT Linktone had used pursuant to the cooperation agreement. Total revenue generated from the use of short codes owned by Infokom and the short code that was transferred from MNC to PT Linktone was $4.7 million and $2.3 million, respectively. In 2011, PT Linktone paid Infokom a total of $0.2 million. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates — Revenue and Cost of Revenue Recognition — Indonesia telecom value — added services.”

In October 2009, PT Linktone entered into another cooperation agreement with MNC whereby MNC agreed to promote PT Linktone’s products, programs or content on three television stations owned by MNC — PT Rajawali Citra Televisi Indonesia (“RCTI”), PT Cipta Televisi Pendidikan Indonesia (“MNC TV”) and PT Global Informasi Bermutu (“Global TV”). As compensation, RCTI, MNC TV and Global TV each receive a percentage of the revenue generated when customers used the short code suffix specific to their respective television program. PT Linktone also provides SMS services, such as SMS polling for each television station’s entertainment programs, in exchange for a percentage of the revenues generated by such services. The term of this agreement is five years from the date of the agreement. From September 1, 2010 to December 31, 2010, PT Linktone paid each of MNC TV and Global TV $0.1 million. In 2011, PT Linktone paid each of MNC TV and Global TV $0.7 million. Revenue generated from our cooperation with RCTI during these periods was insignificant.

In July 2010, RCTI, jointly with Sky Vision, secured the license rights to broadcast in Indonesia the UEFA EURO 2012, UEFA EURO 2016, UEFA European Under 21 Championships and UEFA Women’s Euro events (together, the “UEFA Programs”). In November 2010, RCTI signed a Memorandum of Understanding, or MOU, with PT Linktone, appointing PT Linktone as the sublicensee to develop and distribute mobile content for the UEFA Programs to end users within Indonesia. As compensation, PT Linktone will pay a license fee to RCTI in an amount to be agreed to by both parties. PT Linktone paid an advance of IDR3.3 billion (US$0.4 million) to RCTI as a commitment for the performance of the MOU. This advance payment will be deducted from the license fee to be agreed and payable to RCTI.

In December 2010, we purchased US$20 million of senior secured notes of Aerospace Satellite Corporation Holding B.V., or Aerospace, a wholly owned subsidiary of Sky Vision. The notes trade on Singapore Exchange Ltd., are due November 16, 2015, bear interest at a rate of 12.75% per annum and are payable semi-annually in arrears. The notes are guaranteed by Sky Vision. In 2011, we sold these notes in the open market and recorded gain on sales of investment of US$1.1 million. Utilizing our proceeds from the sale of the Aerospace notes and the interest earned on such notes, we acquired stake of 2.6% in PT Global Mediacom Tbk., or Global Mediacom (the controlling shareholder of MNC), through the open market purchase of 357 million common shares at average price of IDR826 (approximately US$0.095) per share. Global Mediacom is Indonesia’s largest integrated media company, operating the country’s leading free-to-air and pay television services.

In October 2010 and May 2011, a bank in Singapore extended to our subsidiary, InnoForm, a term loan of SGD2 million ($1.5 million) and a credit facility with a total facility limit of SGD10 million ($7.7 million) and a sub-limit of SGD3 million ($2.3 million) for overdraft facility. The facilities are secured by a corporate guarantee from MNC. As of December 31, 2011, we utilized $4.3m of the credit facility and $1.0 million of the term loan was outstanding.

In March and April 2012, we sold 169 million shares of Global Mediacom for $28.3 million and recorded a gain on sale of investment of $12.2 million. Using the proceeds from the sale of Global Mediacom shares, we purchased 599 million common shares of PT Bhakti Investama Tbk., or Bhakti Investama, for $28.2 million. Bhakti Investama is an Indonesia-based investment company and the ultimate shareholder of Global Mediacom and MNC.

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

See Item 18. “Financial Statements” for information regarding significant changes to us since December 31, 2011.

Item 9.	The Offer and Listing

Not applicable except for Item 9.A.4. and Item 9.C.

Our ADSs, each representing 10 of our ordinary shares, have been listed on the NASDAQ Global Market since March 4, 2004 and trade under the symbol “LTON.”

The following table provides the high and low prices for our ADSs on the NASDAQ Global Market for the periods indicated.

	Price Per ADS (US$)
	High	Low
Annual highs and lows
2007	5.40	2.03
2008	3.58	0.57
2009	3.21	1.01
2010	2.07	1.20
2011	1.77	0.72

Quarterly highs and lows
First Quarter 2010	2.07	1.64
Second Quarter 2010	1.75	1.20
Third Quarter 2010	1.81	1.25
Fourth Quarter 2010	1.74	1.31
First Quarter 2011	1.77	1.31
Second Quarter 2011	1.40	0.85
Third Quarter 2011	1.12	0.75
Fourth Quarter 2011	1.42	0.72
First Quarter 2012	1.36	1.03

Monthly highs and lows
October 2011	0.89	0.72
November 2011	1.33	0.82
December 2011	1.42	1.12
January 2012	1.36	1.17
February 2012	1.35	1.03
March 2012	1.35	1.21

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to our ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two- thirds of the votes cast attaching to our ordinary shares. A special resolution is required for matters such as a change of name. Holders of our ordinary shares may by ordinary resolution, among other things, elect directors, appoint auditors, and make changes in the amount of our authorized share capital.

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

General Meetings of Shareholders

The directors may whenever they think fit, and they shall on the requisition of our shareholders holding at the date of the deposit of the requisition not less than one-tenth of our paid-up capital as at the date of the deposit carries the right of voting at our general meetings, proceed to convene a general meeting of our Company. If the directors do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one- half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of such 21 days. Advance notice of at least five days is required for the convening of the annual general meeting and other shareholders meetings.

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

In addition, pursuant to regulations promulgated by SAFE, PRC subsidiaries of offshore parent companies may be prohibited from making distributions of profits to such offshore parent companies and from paying the offshore parent companies proceeds from any reduction in capital, share transfer or liquidation in respect of such PRC subsidiaries, if PRC shareholders with a direct or indirect stake in the offshore parent company fail to make the required SAFE registrations.

These regulations require PRC residents to file with the competent SAFE offices information about offshore companies in which they have directly or indirectly invested (including with respect to investments already made as of the inception of the new regulation) and to make follow-up filings in connection with certain material transaction involving such offshore companies, such as mergers or acquisitions, capital increases or decreases, and external equity investments or equity transfers. For additional information on the new SAFE regulations and the related risks to our company, see Item 3.D. “Risk Factors — Risks Related to Doing Business in China — Chinese regulations relating to acquisitions of Chinese companies by foreign entities may limit our ability to acquire Chinese companies and adversely affect the implementation of our acquisition strategy as well as our business and prospects.”

Although the Monetary Authority of Singapore monitors the Singapore dollar currency, there is no foreign exchange control in Singapore. No approval is required for any payment, remittance or capital transfer in any currency or to any country. During 2011, the average rate of Singapore dollar to the U.S. dollar was SGD1.2558 with the highest and lowest rates being SGD1.3056 and SGD1.2040, respectively.

Foreign exchange controls in Indonesia were abolished in 1971. Indonesia operates a liberal foreign exchange system that permits the free flow of foreign exchange. Capital transactions, including remittances of capital, profits, dividends and interest are free of exchange controls. A number of regulations, however, have an impact on the exchange system. For example, only banks are authorized to deal in foreign exchange and execute exchange transactions related to the import and export of goods. In addition, Indonesian banks (including branches of foreign banks in Indonesia) are required to report to Bank Indonesia any fund transfers exceeding US$10,000. Bank Indonesia holds the authority to issue rupiah currency and has the responsibility for maintaining the stability of the Indonesian rupiah. During 2011, the average rate of rupiah to the U.S. dollar was IDR8,718 with the highest and lowest rates being IDR9,047 and IDR8,418, respectively. Recently, however, there have been media reports that Bank Indonesia will announce measures on capital flows to control the frequent inflow and outflow of short-term funds. Accordingly, the imposition of foreign exchange controls in Indonesia is a possibility, but we cannot be sure when, or if, such controls will be imposed in the future.

E.	Taxation

The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences relevant to the purchase, ownership or sale of our shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor depending on its individual circumstances. Accordingly, beneficial owners of our shares or ADSs should consult their own tax advisers regarding the application of the considerations discussed below to their particular situations and the consequences, including U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

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

The following rules will apply provided that our company has not been a PFIC for any taxable year included in a U.S. Holder’s holding period for shares or ADSs. Distributions paid by our company out of current or accumulated earnings and profits (as determined for United States federal income tax purposes) generally will be taxable to a U.S. Holder as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the shares or ADSs and thereafter as capital gain. However, our company does not maintain calculations of our earnings and profits in accordance with United States federal income tax accounting principles. U.S. Holders should therefore assume that any distribution by our company with respect to the shares or ADSs will constitute dividend income. U.S. Holders should consult their own tax advisers with respect to the appropriate United States federal income tax treatment of any distribution received from our company.

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

In addition, under recently enacted U.S. tax legislation and subject to future guidance, if we are a PFIC, U.S. Holders will be required to file an annual information return with the IRS (also on IRS Form 8621) relating to their ownership of our shares or ADSs. Pursuant to Notice 2011-55, the IRS has suspended this new filing requirement for U.S. Holders that are not otherwise required to file the current version of the IRS Form 8621 until the IRS releases a subsequent revision of IRS Form 8621, modified to reflect the recently enacted legislation. Guidance has not yet been issued regarding the information required to be included on such form. Prior to filing their annual income tax returns, U.S. Holders should consult their tax advisers regarding whether additional guidance has been issued with respect to this reporting requirement, and if so, how to comply with such guidance.

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

Since the PFIC rules are complex, U.S. Holders should consult their tax advisers regarding the potential application of the PFIC regime, including eligibility for and the manner and advisability of making a mark-to-market election.

Information reporting and backup withholding

The proceeds of a sale or other disposition, as well as dividends paid with respect to shares or ADSs by a United States payor (including any payments received from a U.S. financial intermediary), generally will be reported to the IRS and to the U.S. Holder as required under applicable regulations. Backup withholding tax may apply to these payments if the U.S. Holder fails to timely provide an accurate taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Certain U.S. Holders (including, among others, corporations) are not subject to the information reporting or backup withholding tax requirements described herein. U.S. Holders should consult their tax advisers as to their qualification for exemption from backup withholding tax and the procedure for establishing an exemption.

Subject to specified exceptions and future guidance, recently enacted U.S. tax legislation generally requires a U.S. Holder (that is an individual or, to the extent provided in future guidance, a domestic entity) to report to the IRS on IRS Form 8938 such U.S. Holder’s interests in stock or securities issued by a non-U.S. person (such as our company) for taxable years beginning after March 18, 2010.

U.S. Holders should consult their tax advisers regarding the information reporting obligations that may arise from their acquisition, ownership or disposition of our shares or ADSs. Enforcement of Civil Liabilities

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

Interest Rate Risk

Our exposure to risk for changes in interest rates relates primarily to our investments in short-term financial instruments in China, Indonesia and Singapore. Investments in both fixed rate and floating rate interest earning instruments carry some interest rate risk. The fair value of fixed rate securities may fall due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Partly as a result of this, our future interest income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we are forced to sell securities that have fallen in estimated fair value due to changes in interest rates. However, as substantially all of our cash equivalents consist of bank deposits and short-term money market instruments, we do not expect any material change with respect to our net income as a result of an interest rate change.

Foreign Currency Risk

Our subsidiaries conduct most of their business transactions in their own measurement currencies, and we hold some assets or liabilities in foreign currencies other than measurement currency and the value of these assets and liabilities are subject to foreign currency risks resulting from fluctuations in exchange rates between the foreign-denominated currency and the measurement currency. We have not used hedging transactions to reduce our exposure to exchange rate fluctuations, and we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations. For more information on foreign currency translations of our financial reporting purpose, see note 2 to our consolidated financial statements beginning on page F-1 in this annual report.

It is possible that the Chinese government may elect to loosen further its current controls over the extent to which the Renminbi is allowed to fluctuate in value in relation to foreign currencies. Our business and the price of our ordinary shares and ADSs could be negatively affected by a revaluation of the Renminbi against the U.S.

dollar or by other fluctuations in prevailing Renminbi- U.S. dollar exchange rates. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our cash flows would be reduced which could materially adversely affect our business. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced. We also continue to hold Singapore dollars and Indonesian rupiah for our operations and investment purposes. Any significant changes in the exchange rates of those currencies could materially affect our results of operations.

During the year ended December 31, 2011, the foreign currency translation adjustments to our comprehensive income were $1.7 million and the currency gain was $1.7 million, primarily as a result of the Chinese Renminbi, Singapore dollar or Indonesian rupiah appreciating against the U.S. dollar. The following is a sensitivity analysis showing the impact of hypothetical changes in the value of the Chinese Renminbi, Singapore Dollar and Indonesian rupiah against the U.S. dollar as of December 31, 2011 on our results for 2011:

Change in the Value of Foreign Currency against the U.S. Dollar from Actual Value as of December 31, 2011	Additional Translation Adjustments to Comprehensive Income ($)				Additional Transaction Gain/(Loss) ($)
	Chinese Renminbi	Singapore Dollar	Indonesian Rupiah	Total
2.5% Appreciation	(2,825,082)	(378,879)	(105,196)	(3,309,157)	(105,904)
5% Appreciation	(5,650,164)	(757,759)	(210,391)	(6,618,314)	(211,809)
2.5% Depreciation	2,825,082	378,879	105,196	3,309,157	105,904
5% Depreciation	5,650,164	757,759	210,391	6,618,314	211,809

Equity Price Risk

Our exposure to risk for changes in equity prices relates primarily to our investments in publicly traded securities. The fair value of publicly traded securities may fall due to a fall in equity prices. As a result, we may suffer investment losses if we are forced to sell securities at a price that is less than our acquisition price. The following is a sensitivity analysis showing the impact of hypothetical changes in the price of our publicly traded investment as of December 31, 2011.

Change in the price of publicly traded investment	Additional Transaction Gain/(Loss) ($)
2.5% Appreciation	960,874
5% Appreciation	1,921,748
2.5% Depreciation	(960,874)
5% Depreciation	(1,921,748)

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Fees and other payments made by the depositary to us

The depositary has agreed to reimburse us for certain reasonable expenses related to our ADS program, including expenses for investor relations servicing, investor related presentations, ADS-related advertising and public relations, legal fees and accountants’ fee. For the year ended December 31, 2011, we were entitled to receive up to $160,000 from the depositary as reimbursement for such expenses.

The depositary paid us $49,923 as reimbursement for proxy expenses in January 2012 and waived a fee of $295,000 for program maintenance with respect to the year ended December 31, 2011.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the fiscal year covered by this annual report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2011, our disclosure controls and procedures were not effective because of the material weakness described below under “—Management’s Report on Internal Control over Financial Reporting.” Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that our internal control over financial reporting as of December 31, 2011 was not effective because they have identified a material weakness in our internal control in relation to revenue recognition for a new business line which was established in the last quarter of 2011 by our Indonesian subsidiary, PT Linktone.

Since the identification of this material weakness, our management performed analysis and procedures to ensure that the consolidated financial statements included in this Annual Report were prepared in accordance with US GAAP. In particular, we have implemented specific measures to remediate the material weakness described above, including providing training to finance personnel of PT Linktone that analysis of new revenue transactions must be in accordance with the requirements of US GAAP. Going forward, the PT Linktone finance team will perform analysis of new revenue transactions in accordance with US GAAP. Our management will continue to monitor, review and evaluate the appropriateness of revenue recognition. We will also continue to provide training to our finance personnel on US GAAP and SEC related matters and to ensure adherence to the above mentioned policy.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In accordance with applicable laws, this annual report does not include an attestation report of the company’s independent registered public accounting firm regarding internal control over financial reporting because our company did not qualify as an “accelerated filer,” as such term is defined in the rules promulgated under the Exchange Act, with respect to the year ended December 31, 2011.

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

Disclosure of Fees Charged by Independent Registered Public Accounting Firm

The following table summarizes the fees charged by Ernst & Young Hua Ming, Shanghai (an independent registered public accounting firm engaged by us from September 2009 until September 2011), or E&Y Hua Ming, in 2010 and by Ernst & Young LLP, Singapore, or E&Y (an independent registered public accounting firm engaged by us from September 2011 until the present time), for certain services rendered to our company during 2010 and 2011:

	For the year ended December 31,
	2010	2011
	$	$
Audit fees (1)	823,556	704,025
Tax-related fees (2)	59,089	14,728

(1)	“Audit fees” means the aggregate fees charged in each of the fiscal years listed for our calendar year audits and reviews of financial statements.
(2)	“Tax-related fees” means the aggregate fees charged by E&Y Hua Ming and E&Y in 2010 and 2011 for professional services rendered for tax compliance and permissible tax advisory services.

Audit Committee Pre-approval Policies and Procedures

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by the independent public accounting firm engaged by us, before that firm is retained for such services. The pre- approval procedures are as follows:

•

Any audit or non-audit service to be provided to us by the independent registered public accounting firm must be submitted to our audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

•

Our audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In August 2011, we announced the resumption of our ADS repurchase program, which had previously been approved by our board of directors in August 2006. At the time of such resumption, our board of directors authorized the purchase of up to $5.0 million of ADSs over a six-month period. The share repurchase program does not obligate us to purchase any specific amount of ADSs.

The following table sets out certain information concerning purchases by us during 2011 on the open market:

	Total number of ADSs purchased	Average price paid per ADS ($)	Total number of ADSs purchased as part of publicly announced plans or programs	Maximum dollar value of ADSs that may yet be purchased under the plans or programs
Period
September 2011	38,666	0.93	38,666	$4,964,185
October 2011	75,400	0.86	114,066	$4,935,330
November 2011	268,307	1.16	382,373	$4,687,808
December 2011	718,865	1.41	1,101,238	$3,987,472

Total	1,101,238	1.29	1,101,238	$3,987,472

Item 16F.	Change in Registrant’s Certifying Accountant

We appointed E&Y as our independent registered public accounting firm with effect from September 15, 2011 at our annual general meeting of our shareholders held on September 15, 2011. The decision to change the independent registered public accounting firm from Ernst & Young Hua Ming, Shanghai, or E&Y Hua Ming, our previous independent registered public accounting firm, to E&Y is in line with the company’s strategy to seek expansion opportunities in Southeast Asia following our acquisition of PT Linktone and Innoform in 2010 and the relocation of our corporate finance team and chief financial officer to Singapore. In addition, a detailed review of the audit process by our audit committee together with our board of directors also suggested that a change of the auditors to match the physical location of our corporate finance team was desirable for cost effectiveness and would improve the efficiency of our financial reporting compliance. The decision to appoint E&Y as our new independent registered public accounting firm was approved by the board of directors upon the recommendation of our audit committee. E&Y Hua Ming’s resignation became effective on September 15, 2011.

The audit report of E&Y Hua Ming on our consolidated financial statements as of and for the years ended December 31, 2009 and 2010 prepared in accordance with U.S. GAAP did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles except that the disclosures in the accompanying 2009 and 2010 financial statements have been retrospectively adjusted for the change in the composition of reportable segments as discussed in Note 4(t) to the consolidated financial statements.

In connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2009 and 2010, prepared in accordance with U.S. GAAP, and through September 15, 2011, there were no disagreements (as described in Item 16F(a)(1)(iv) of Form 20-F) with E&Y Hua Ming on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y Hua Ming, would have caused E&Y Hua Ming to make reference to the subject matter of the disagreement in connection with their report.

During the two fiscal years ended December 31, 2010 and through September 15, 2011, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

During the 2009 and 2010 fiscal years and the subsequent interim period prior to the appointment of E&Y as our independent registered public accounting firm, neither we nor anyone on our behalf consulted E&Y regarding either (i) the application of accounting principles to a specified completed or proposed transactions or the type of audit opinion that might be rendered on our financial statements and no written report or oral advice was provided by E&Y to us that E&Y concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement or a reportable event pursuant to Item 16F(a)(2) of Form 20-F.

We provided a copy of the foregoing disclosure to E&Y Hua Ming and E&Y. Attached as Exhibit 15.1 is a copy of the letter of E&Y Hua Ming addressed to the SEC dated April 27, 2012.

Item 16G.	Corporate Governance

We are an exempted company incorporated in the Cayman Islands and our ADSs have been listed on the NASDAQ Global Market since March 4, 2004. The significant differences between our corporate governance practices and those followed by U.S. domestic companies are as follows.

Rule 5605 of the NASDAQ Listing Rules requires that a majority of the board of directors be independent directors as defined in Rule 5605(a)(2). As of December 31, 2011, our board of directors consisted of four directors, one of which (Billy Hsieh) was determined by our board to be “independent” under Rule 5605(a)(2). This is because we are exempted from the NASDAQ requirement as a “Controlled Company” as defined in Rule 5615 due to the fact that more than 50% of our voting power is held by MNC.

Rule 5605 of the NASDAQ Listing Rules requires that the audit committee of an issuer is comprised of at least three members and that all members of the audit committee and the nominating and compensation committee are independent directors. As of December 31, 2011, we had an audit committee with one member (Billy Hsieh), and a nominating and compensation committee of one member. Our board has determined that Mr. Hsieh is “independent” as the term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules. Our current nominating and compensation committee member is not an independent director. This home country practice of ours differs from the requirements of the NASDAQ Listing Rules in these areas because there are no specific requirements under Cayman Islands law on the composition of audit committee, nominating committee and compensation committee.

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

4.4    Translation of Domain Name License Agreement dated as of November 27, 2003 between the Company and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 10.32 to the Company’s Registration Statement on Form F-1 (Registration No. 333-112903) as filed with the SEC on February 17, 2004).

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

4.20    Loan agreement dated October 10, 2008 between Linktone Ltd. and GLD Investments Pte. Ltd. (incorporated by reference to Exhibit 4.36 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on June 19, 2009).

4.21    Translation of Exclusive Consulting and Services Agreement dated January 1, 2009 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 29, 2010).

4.22    Translation of Software License Agreement dated January 1, 2009 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (PETS Cellphone Games Software) (incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 29, 2010).

4.23    Translation of Software License Agreement dated January 1, 2009 between Shanghai Huitong Information Co., Ltd. and Shanghai Qimingxing E-commerce Co., Ltd. (PETS Cellphone Games Software) (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 29, 2010).

4.24    Translation of Software License Agreement dated January 1, 2009 between Shanghai Linktone Internet Technology Co., Ltd. and Shanghai Weilan Computer Co., Ltd. (IVR Background Operating Software System V1.0) (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 29, 2010).

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

4.26    Equity Interest Purchase and Capital Increase Agreement dated January 6, 2010 among Shanghai Weilan Computer Co., Ltd., Hefei Baofeng Cartoon Information Technology Co., Ltd. and Hefei Letang Cartoon Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on 20-F for the year ended December 31, 2010 filed with the SEC on June 30, 2010).

4.27    Equityholders Agreement dated January 6, 2010 among Shanghai Weilan Computer Co., Ltd., Hefei Baofeng Cartoon Information Technology Co., Ltd. and Hefei Letang Cartoon Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on 20-F for the year ended December 31, 2010 filed with the SEC on June 30, 2010).

4.28    Appointment Letter dated May 1, 2010 between InnoForm Media Pte Ltd and Peck Joo Tan (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on 20-F for the year ended December 31, 2010 filed with the SEC on June 30, 2010).

8.1*    List of Principal Subsidiaries and Affiliated Variable Interest Entities of the Company.

11.1    Code of Business Conduct (incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the SEC on June 30, 2005).

12.1*    Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*    Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1*    Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2*    Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1*    Letter from Ernst & Young Hua Ming, Independent Registered Public Accounting Firm, pursuant to Item 16F

15.2*    Consent of Ernst & Young Hua Ming, Independent Registered Public Accounting Firm

15.3*    Consent of Ernst & Young LLP Singapore, Independent Registered Public Accounting Firm

15.4*    Consent of Walkers

15.5*    Consent of Jun He Law Offices

*	Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LINKTONE LTD.
By:	/s/ Hary Tanoesoedibjo
Hary Tanoesoedibjo
Chief Executive Officer

Date: April 27, 2012

LINKTONE LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Linktone Ltd.

We have audited the accompanying consolidated balance sheet of Linktone Ltd. (the “Company”) and its subsidiaries (together, the “Group”) as of December 31, 2011, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity and cash flows for the year ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Linktone Ltd. and its subsidiaries at December 31, 2011, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Singapore

April 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Linktone Ltd.

We have audited the accompanying consolidated balance sheet of Linktone Ltd. (the “Company”) and its subsidiaries (together, the “Group”) as of December 31, 2010, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity and cash flows for each of the two years ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Linktone Ltd. and its subsidiaries at December 31, 2010, and the consolidated results of their operations and their cash flows for each of the two years ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 4(t) to the consolidated financial statements, the disclosures in the accompanying 2009 and 2010 financial statements have been retrospectively adjusted for the change in the composition of reportable segments.

/s/ Ernst & Young Hua Ming

Shanghai, People’s Republic of China

June 30, 2011,

except for Notes 4(t) and 22, as to which the date is April 27, 2012

LINKTONE LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except number of shares)

		As of December 31,
	Note	2010	2011
		$	$
Assets
Current assets:
Cash and cash equivalents	7	58,875,399	40,921,818
Restricted cash	8	573,784	603,088
Short-term investments	9	33,809,913	56,584,958
Accounts receivable, net	11	15,491,479	17,048,783
Tax refund receivable		2,767,084	1,177,761
Inventories	12	2,304,716	1,881,749
Due from related parties	28	2,398,114	2,375,450
Deferred tax assets	26	1,254,529	486,176
Deposits and other current assets	13	6,584,246	5,702,726

Total current assets		124,059,264	126,782,509
Property and equipment, net	14	11,796,390	11,195,432
Non-current assets held for sale	15	819,578	814,878
Intangible assets, net	16	11,546,227	9,525,908
Goodwill	6, 17	40,483,355	40,483,355
Deferred tax assets	26	72,480	369,706
Other long-term assets	18	2,499,426	1,024,442

Total assets		191,276,720	190,196,230

Liabilities and shareholders’ equity
Current liabilities:
Account payable, accrued liabilities and other payables	19	22,971,156	14,980,545
Due to related parties	28	1,074,250	16,198
Short-term loans	20	3,153,697	4,781,181
Taxes payable		3,696,039	4,088,188
Deferred revenue		402,139	387,149
Deferred tax liabilities	26	1,078,403	126,034

Total current liabilities		32,375,684	24,379,295
Deferred tax liabilities	26	1,743,466	2,761,348
Long-term loan	20	1,037,894	511,878
Other long-term liabilities	21	2,412,068	67,688

Total liabilities		37,569,112	27,720,209

Shareholders’ equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 421,130,130 shares issued and outstanding as of December 31, 2010 and 421,130,130 shares issued and 410,422,650 outstanding as of December 31, 2011)		42,113	42,144

Additional paid-in capital		137,581,956	137,745,875
Treasury stock		—	(1,425,204)
Statutory reserves	25	2,466,165	2,466,165
Accumulated other comprehensive income:
Unrealized gain on investment in marketable securities		2,376,723	4,453,157
Cumulative translation adjustments		9,306,938	10,973,973
Accumulated losses		(19,689,371)	(14,425,929)

Total shareholders’ equity		132,084,524	139,830,181
Non-controlling interest		21,623,084	22,645,840

Total shareholders’ equity		153,707,608	162,476,021

Total liabilities and shareholders’ equity		191,276,720	190,196,230

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(In U.S. dollars, except number of shares)

		For the year ended December 31,
	Note	2009	2010	2011
		$	$	$
Gross revenue from non-related parties		61,516,694	69,878,417	55,742,117
Gross revenue from related parties	28	700,000	1,829,608	4,935,056

Gross revenue	22	62,216,694	71,708,025	60,677,173
Sales tax		(2,303,289)	(2,087,121)	(1,591,748)

Net revenue		59,913,405	69,620,904	59,085,425
Cost of revenue		(38,941,272)	(47,137,394)	(36,202,433)

Gross profit		20,972,133	22,483,510	22,882,992
Operating expenses:
Product development		(3,316,507)	(2,811,783)	(3,230,445)
Selling and marketing		(9,318,469)	(8,377,743)	(8,566,257)
General and administrative		(8,220,999)	(12,325,334)	(12,638,207)
Reversal of contingent consideration payable		—	—	1,618,816
(Provision for impairment)/Gain on recovery of bad debt		(2,068,127)	(1,102,265)	110,425

Total operating expenses		(22,924,102)	(24,617,125)	(22,705,668)

Operating (loss)/income		(1,951,969)	(2,133,615)	177,324

Interest income, net of financial expenses from non-related parties		1,289,495	2,192,999	2,398,065
Interest income, net of financial expenses from related parties		325,080	85,594	—
Other income/(loss), net of other expenses		431,005	701,884	(264,934)
Dividend income from short-term investments		—	—	314,300
Gain on sales of short-term investments	9	—	—	4,962,873

Income from continuing operations before income tax		93,611	846,862	7,587,628
Income tax expense	26	(579,270)	(1,439,261)	(1,299,981)

(Loss)/income from continuing operations		(485,659)	(592,399)	6,287,647
Income from discontinued operations	5	596,551	315,256	—

Net income/(loss)		110,892	(277,143)	6,287,647
Net loss attributable to non-controlling interest		—	(301,582)	(1,024,205)

Net income/(loss) attributable to ordinary shareholders of the Company		110,892	(578,725)	5,263,442

Basic earnings/(loss) per ordinary share:
Continuing operations		0.00	0.00	0.01
Discontinued operations		0.00	0.00	0.00

Net income/(loss)		0.00	0.00	0.01

Diluted earnings/(loss) per ordinary share:
Continuing operations		0.00	0.00	0.01
Discontinued operations		0.00	0.00	0.00

Net income/(loss)		0.00	0.00	0.01

Weighted-average number of ordinary shares:
Basic		420,677,724	420,980,146	420,041,022

Diluted		420,677,724	420,980,146	420,088,521

Comprehensive income /(loss):
Net income/(loss)		110,892	(277,143)	6,287,647
Other comprehensive income:
Foreign currency translation adjustment		(145,899)	2,298,216	1,665,586
Unrealized gain on investment in marketable securities		437,250	1,939,473	2,076,434

Comprehensive income, net of tax		402,243	3,960,546	10,029,667
Comprehensive income attributable to non-controlling interest, net of tax		—	(510,147)	(950,532)

Comprehensive income attributable to ordinary shareholders of the Company, net of tax		402,243	3,450,399	9,079,135

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except share data)

	Ordinary shares		Treasury stock	Additional Paid-in capital	Statutory reserves	Accumulated other comprehensive income	Cumulative Translation Adjustments	Accumulated losses	Non- Controlling interest	Total Shareholders’ equity
	Shares	Amount
		$	$	$	$	$	$	$	$	$
Balance as of December 31, 2008	420,636,230	42,063	—	137,560,175	2,466,165	—	7,363,186	(19,221,538)	—	128,210,051
Issuance of ordinary shares from exercise of stock options	120,200	12	—	11,828	—	—	—	—	—	11,840
Stock-based compensation	—	—	—	266,887	—	—	—	—	—	266,887
Other comprehensive income/ (loss):
Translation adjustment	—	—	—	—	—	—	(145,899)	—	—	(145,899)
Unrealized gain on investment in marketable securities	—	—	—	—	—	437,250	—	—	—	437,250
Net income	—	—	—	—	—	—	—	110,892	—	110,892

Balance as of December 31, 2009	420,756,430	42,075	—	137,838,890	2,466,165	437,250	7,217,287	(19,110,646)	—	128,891,021
Issuance of ordinary shares from exercise of stock options	373,700	38	—	36,772	—	—	—	—	—	36,810
Stock-based compensation	—	—	—	204,949	—	—	—	—	—	204,949
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	20,614,282	20,614,282
Capital contributed to subsidiaries (Note 6)	—	—	—	(498,655)	—	—	—	—	498,655	—
Other comprehensive income:
Translation adjustment						—	2,089,651	—	208,565	2,298,216
Unrealized gain on investment in marketable securities	—	—	—	—	—	1,939,473	—	—	—	1,939,473
Net loss	—	—	—	—	—	—	—	(578,725)	301,582	(277,143)

Balance as of December 31, 2010	421,130,130	42,113	—	137,581,956	2,466,165	2,376,723	9,306,938	(19,689,371)	21,623,084	153,707,608
Issuance of ordinary shares from exercise of stock options	304,900	31	—	30,002	—	—	—	—	—	30,033
Share repurchase	(11,012,380)	—	(1,425,204)	—	—	—	—	—	—	(1,425,204)
Stock-based compensation	—	—	—	133,917	—	—	—	—	—	133,917
Other comprehensive income:
Translation adjustment	—	—	—	—	—	—	1,667,035	—	(1,449)	1,665,586
Unrealized gain on investment in marketable securities	—	—	—	—	—	2,076,434	—	—	—	2,076,434
Net income	—	—	—	—	—	—	—	5,263,442	1,024,205	6,287,647

Balance as of December 31, 2011	410,422,650	42,144	(1,425,204)	137,745,875	2,466,165	4,453,157	10,973,973	(14,425,929)	22,645,840	162,476,021

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the year ended December 31,
	2009	2010	2011
	$	$	$
Cash flow from operating activities
Net income/(loss)	110,892	(277,143)	6,287,647
Less: Income from discontinued operations	(596,551)	(315,256)	—

(Loss)/income from continuing operations	(485,659)	(592,399)	6,287,647
Adjustments to reconcile net income/(loss) from continuing operations to net cash provided by continuing operating activities:
Stock-based compensation expense	266,887	204,949	133,917
Loss on disposal/write off of property and equipment	41,964	12,828	27,695
Provision for impairment, net	2,068,127	1,102,264	—
Depreciation	556,239	721,451	815,532
Amortization of intangible assets	65,199	1,550,691	2,152,750
Amortization of other long-term assets	112,092	—	—
Provision for doubtful debts	697,247	118,594	605,977
Deferred income tax expense/(benefit)	564,381	(365,966)	536,640
Foreign exchange (gain)/loss	(222,887)	(706,033)	153,454
Dividend income	—	—	(314,300)
Realized gain on short-term investments	—	—	(4,962,873)
Reversal of contingent consideration payable	—	—	(1,618,816)
Changes in assets and liabilities, net of effect of acquisitions:
Decrease/(increase) in accounts receivable	1,231,262	2,265,145	(1,084,576)
(Increase)/decrease in tax refund receivable	(711,191)	(727,482)	1,680,469
(Increase)/decrease in deposits and other assets	(790,023)	1,598,515	161,639
(Increase)/decrease in inventories	—	(217,868)	411,828
Increase in restricted cash	—	(573,784)	—
(Increase)/decrease in other assets	—	(742,423)	1,354,024
(Decrease)/increase in taxes payable	(1,076,765)	481,766	258,553
Increase/(decrease) in long-term liabilities	—	735,718	(871,910)
Decrease in accounts payable, accrued liabilities and other payables and due to related parties	(1,770,189)	(3,628,404)	(2,581,377)

Net cash provided by operating activities of continuing operations	546,684	1,237,562	3,146,273
Net cash provided by operating activities of discontinued operations	4,395,367	—	—

Net cash provided by operating activities	4,942,051	1,237,562	3,146,273
Cash flow from investing activities:
Proceeds from sale of short-term investments	—	7,584,758	28,389,570
Proceeds from disposal of property and equipment	5,990	1,997,317	73,101
Loans repayment from related party	—	10,087,400	—
Settlement of loans receivable	395,257	—	—
Loan to associates	—	(1,250,000)	—
Purchase of property and equipment	(102,920)	(1,013,333)	(417,909)
Loans advanced to related parties	(1,901,700)	—	—
Loan repayment to related parties	—	(9,214,669)	—
Cash paid for short-term investments	(4,877,594)	(20,118,750)	(43,714,750)
Cash paid for business acquisitions, net of cash acquired (Note 6)	—	(13,759,012)	(6,738,127)
Dividend income received	—	—	314,300

Net cash used in investing activities	(6,480,967)	(25,686,289)	(22,093,815)

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the year ended December 31,
	2009	2010	2011
	$	$	$
Cash flow from financing activities:
Share repurchase	—	—	(1,425,204)
Cash received from bank borrowings	—	3,188,283	2,381,454
Repayment of bank loan	—	—	(1,128,444)
Proceeds from the exercise of stock options	11,840	38	30,033
Cash paid for cost incurred in connection with issuance of new shares	(450,000)	—	—

Net cash (used in)/provided by financing activities	(438,160)	3,188,321	(142,161)
Effect of exchange rate change on cash and cash equivalents	(139,594)	658,652	1,136,122

Net decrease in cash and cash equivalents	(2,116,670)	(20,601,754)	(17,953,581)
Cash and cash equivalents, beginning of year	81,593,823	79,477,153	58,875,399

Cash and cash equivalents, end of year	79,477,153	58,875,399	40,921,818

	Year ended December 31,
	2009	2010	2011
	$	$	$
Supplemental disclosures of cash flow information
Business and other taxes on revenues	(5,648,133)	(3,717,443)	(1,956,302)
Value-added tax refund	2,326,649	1,642,170	2,974,741
Income tax paid	(993,747)	(426,256)	(926,811)
Interest paid	—	(41,365)	(237,629)
Supplemental disclosures of non-cash activities
Conversion of MCB to the interests in PT Linktone (Note 6 (c))	—	13,168,568	—
Business acquisitions included in the other payables (Note 6)	—	8,123,835	—

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

1 Organization and Nature of Operations

Linktone Ltd. (“Linktone,” or the “Company”), a Cayman Islands corporation, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) is a provider of (i) telecom value-added services (“VAS”) in People’s Republic of China (“PRC”) and Indonesia; (ii) mobile and online PC game services to consumers and enterprises in the PRC; and (iii) video and audio distribution and related services in Singapore, Malaysia, Vietnam and Hong Kong. As of December 31, 2011, Linktone is 59.7% owned by PT. Media Nusantara Citra Tbk, an Indonesian corporation (“MNC”).

The accompanying consolidated financial statements include the results of operations of the Company, the following subsidiaries and the following VIEs, for which the Company is the primary beneficiary:

Name of Subsidiary	Name in Short Form	Note	Principal Business	Group Equity Interest	Country of Incorporation

Brilliant Concept Investments Ltd	Brilliant		Intermediary holding company	100% by Linktone	British Virgin Islands

Noveltech Enterprises Limited	Noveltech		Intermediary holding company	100% by Linktone	Hong Kong

Linktone Media Limited	Linktone Media		Intermediary holding company	100% by Linktone	Hong Kong

Ojava Overseas Ltd	Ojava Overseas		Intermediary holding company; Dormant	100% by Linktone	British Virgin Islands

Linktone International Limited	Linktone International		Intermediary holding company	100% by Linktone	United Arab Emirates

Wang You Digital Technology Co., Ltd.	Wang You	(1)	Provides PC games	100% by Brilliant Concept Investments Ltd	PRC

Shanghai Linktone Consulting Co., Ltd.	Linktone Consulting	(1)	Provides internet and VAS consulting services	100% by Noveltech Enterprise Limited	PRC

Shanghai Huitong Information Co., Ltd.	Huitong	(1)	Software development	100% by Noveltech Enterprise Limited	PRC

Shanghai Linktone Internet Technology Co., Ltd.	Linktone Internet		Software development	100% by Noveltech Enterprise Limited	PRC

Shanghai Xintong Information Technology Co., Ltd.	Xintong		Software development; Dormant	100% by Noveltech Enterprise Limited	PRC

Shanghai Linktone Software Co., Ltd.	Linktone Software		Software development	100% by Linktone	PRC

Beijing Ruida Internet Technology Co., Ltd.	Ruida		Software development; Dormant	100% by Ojava Overseas Ltd	PRC

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

Name of Subsidiary	Name in Short Form	Note	Principal Business	Group Equity Interest	Country of Incorporation
InnoForm Media Pte Ltd	InnoForm Media		Publisher, licensee, importer, exporter and distribution of entertainment programs	75% by Linktone International Limited; Acquired in March 2010	Singapore

InnoForm Media (HK) Limited	InnoForm HK		Publisher, licensee, importer, exporter and distribution of compact discs and DVDs of all kinds	100% by InnoForm Media Pte Ltd	Hong Kong

InnoForm Media (Taiwan) Co. Limited	InnoForm Taiwan		Importer, exporter and distribution of compact discs, tapes and records	100% by InnoForm Media Pte Ltd	Taiwan

InnoForm Media (M) Sdn Bhd	InnoForm Malaysia		Production and distribution of tapes, DVD and compact discs	100% by InnoForm Media Pte Ltd	Malaysia

InnoForm Entertainment Pte Ltd	InnoForm Entertainment		Exclusive collective licensing agent for music label companies for karaoke music and songs	100% by InnoForm Media Pte Ltd	Singapore

InnoForm Digital Media Pte Ltd	InnoForm Digital		Supplying and leasing of karaoke-on-demand hardware and software	100% by InnoForm Media Pte Ltd	Singapore

(1)	Wholly foreign owned entity (“WFOE”) of the Company.

Name of Subsidiary	Name in Short Form	Note	Principal Business	Group Equity Interest	Country of Incorporation
Alliance Entertainment Singapore Pte Ltd	Alliance		Motion picture, video distribution and services related to motion picture, video production and distribution	100% by InnoForm Media Pte Ltd	Singapore

GLD Investments Pte Ltd	GLD		Provides information technology and publishing services	98.7% by InnoForm Media Pte Ltd Singapore	Singapore

PT Linktone Indonesia	PT Linktone		Provides telecom VAS	51% by Linktone International Acquired in June 2010	Indonesia

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

Name of Variable Interest Entity (“VIE”)	Name in Short Form	Note	Principal Business	Group Equity Interest	Loan to Nominee Shareholders $’000	Country of Incorporation
Shanghai Weilan Computer Co., Ltd.	Weilan	(i)	Provides telecom VAS	Baoxin Yao and Wenlei Wang	338.1 and 285.8, respectively	PRC

Shanghai Unilink Computer Co., Ltd.	Unilink	(i)	Provides telecom VAS	Lin Lin and Wenju Hu	604.1 each	PRC

Shenzhen Yuan Hang Technology Co., Ltd.	Yuan Hang	(i)	Provides PC games	Yuming Cai and Feng Gao	290.4 each	PRC

Beijing Cosmos Digital Technology Co., Ltd.	Cosmos	(i)	Provides telecom VAS	Hongjie Qi and Miao Yan	2,073.8 each	PRC

Hainan Zhong Tong Computer Network Co., Ltd.	Zhong Tong	(i)	Provides telecom VAS	Yi Juang and Teng Zhao	826.9 each	PRC

Beijing Lian Fei Wireless Communications Technology Co., Ltd.	Lian Fei	(i)	Provides telecom VAS	Hongyan Lu and Yuxia Wang	939.5 and 1,083.3, respectively	PRC

Shanghai Qimingxing E-commerce Co., Ltd.	Qimingxing	(i)	Provides telecom VAS	Xing Xu and Peien Zhu	933.9 each	PRC

Beijing Ojava Wireless Information Technology Co., Ltd.	Beijing Ojava	(i)	Provides telecom VAS	Yugang Wang and Peiyu Su	501.7 each	PRC

Shanghai Ling Yu Cultural and Communication Ltd.	Ling Yu		Provides advertising services; Dormant	50% by Shanghai Unilink Computer Co., Ltd. and 50% by Shanghai Qimingxing E-commerce Co., Ltd.	Nil each	PRC

Zhong Qing Wei Lian Cultural Communication Co., Ltd.	Wei Lian		Provides telecom VAS; Dormant	60% by Shanghai Weilan Computer Co., Ltd. and 40% by Beijing Lian Fei Wireless Communications Technology Co., Ltd.	Nil each	PRC

Beijing Lian Yu Interactive Technology Development Co., Ltd.	Lian Yu	(i)	Provides telecom VAS; Dormant	Zhi Wang and Xiaoke Zha	90.3 and 133.0, respectively	PRC

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

Name of Variable Interest Entity (“VIE”)	Name in Short Form	Note	Principal Business	Group Equity Interest	Loan to Nominee Shareholders $’000	Country of Incorporation
Shanghai Lang Yi Advertising Co., Ltd.	Lang Yi	(i)	Provides advertising services; Dormant	Fei Tong and Jing Chen	Nil each	PRC

Beijing Xian Feng Li Liang Media Co., Ltd.	Xian Feng	(i)	Distributes electronic publications	Ai Hua Zhang and Juan Yang	346.2 and 332.7, respectively	PRC

Letang Game Limited	Letang		Develops mobile games	50.01% by Shanghai Weilan Computer Co., Ltd.; Acquired in January 2010		PRC

PT Cakrawala Alam Semesta	Cakrawala		Investment holding company	100% by Indonesian individuals affiliated with Linktone	Nil each	Indonesia

(i)	Controlled through contractual agreements and is 50% owned by each of two of the Company’s employees / former employees.

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

In May 2010, MNC, through MIL, acquired an additional 0.5 million ADSs from a third party through a privately negotiated transaction. After this acquisition, MNC held approximately 58.2% of Linktone’s total outstanding ordinary shares.

Between August 2011 and February 2012, the Company repurchased 12,191,210 shares in the open market purchases. As a result, MNC’s shareholding as at December 31, 2011 increased to 59.7% and to 59.9% as at February 29, 2012.

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide value-added telecommunications services, which include telecom value-added services and internet content services, the Company conducts substantially all of its PRC operations via its VIEs located in the PRC. In addition, to comply with Indonesian laws and regulations that prohibit foreign ownership of investment holding companies, the Company holds its short-term investments in Indonesia via Cakrawala, its VIE located in Indonesia. These VIEs are wholly owned by individuals authorized by the Company, majority of whom are either employees or former employees of the Group. The capital is funded by the Company through interest-free loans extended to the authorized individuals. The loans for capital injection are eliminated with the capital of the VIEs on consolidation.

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

Loan Agreements

The Company has granted interest-free loans to the shareholders of the VIEs for the purpose of providing funds necessary for the capital injection and acquisition of the VIEs. The term of these loans in each case is 10 years. The shareholders of the VIEs can only repay the loans by transferring to the Company or the Company’s designees all of their equity interest in the respective VIE. The interest-free loans to the shareholders of the VIEs as of December 31, 2010 and 2011 were $14.0 million in aggregate.

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

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

As of December 31, 2010 and 2011, the carrying amount of the aggregate total assets and total liabilities of the VIEs is as follows (in millions of U.S. dollars):

	2010	2011
	$	$
PRC
Total assets	53.5	48.1
Total liabilities	9.3	7.9

Indonesia
Total assets	15.8	16.5
Total liabilities	0.5	0.3

Creditors of the VIEs have no recourse to the general credit of the Company, which is the primary beneficiary.

2 Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and the VIEs for which the Company, through its direct ownership of the WFOEs, is the primary beneficiary. All significant transactions and balances between the Company, its subsidiaries and VIEs have been eliminated upon consolidation. All subsidiaries are majority owned by the Company. As of December 31, 2011, the Company does not hold any investments accounted for under the cost or equity method.

The Company consolidates the VIEs in accordance with Securities and Exchange Commission (“SEC”) Rule SX-3A-02 and Accounting Standards Codification (“ASC”) subtopic 810-10 Consolidation: Overall, through the signed Contractual Agreements. The Company is required to continue to consolidate the VIEs under the guidance in Accounting Standards Update (“ASU”) 2009-17 effective January 1, 2010, because the Company has determined that 1) the WOFEs are most closely associated with the VIEs among the members of the related party group who share the power to direct the activities of the VIEs that most significantly impact their economic performance, and 2) has the obligation to absorb losses or the right to receive benefits of the VIEs that could potentially be significant to the VIEs.

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

(c) Accounts receivable

Accounts receivable is recorded at net realizable value, which includes an allowance for estimated uncollectible accounts to reflect any loss anticipated on the accounts receivable balances and charged to the

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

provision for doubtful accounts. An allowance for doubtful accounts is provided based on an aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness and industry trend analysis. The Group also makes a specific allowance if there is strong evidence showing that the receivable is not likely to be recoverable. An account receivable is written off after all collection efforts have ceased.

(d) Prepaid minimum guarantees

The Group is required to pay nonrefundable minimum guarantees to movie studios in order to obtain the exclusive licensing rights (in Singapore and Malaysia) to distribute various feature films and television series. The amounts paid are recorded as prepaid minimum guarantees on the consolidated balance sheet and subsequently charged to expense in accordance with the expected useful life of the license, which typically has a term of one to two years. If all or a portion of the minimum guarantee subsequently appears not to be recoverable through future use of the rights obtained under the license, the nonrecoverable portion shall be charged to expense.

(e) Inventories

Inventories are stated at the lower of cost or market. Cost is calculated using a weighted-average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. For the years ended December 31, 2010 and 2011, the Group recorded a provision for stock obsolescence of $51,725 and $83,758 respectively. Inventory held at consignment locations is included in finished goods inventory as the Group retains full title and rights to the product.

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

Technology	1 - 5 years
VAS short codes licensed to PT Linktone	25 years
Customer base	1 - 4 years
Licenses	1 - 4 years
Partnership and non-compete agreements	1 - 5 years
Domain names	1 - 4 years
Software	1 – 10 years

(h) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. Under ASC 350, goodwill and certain other intangible assets deemed to have indefinite useful lives are not amortized but are tested for impairment annually, or more frequently if events or changes in circumstances indicate potential impairment. In December of each year, the Company tests impairment of goodwill at the reporting unit level, and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit.

The provisions of ASC 350 require that a two-step test be performed to assess goodwill for impairment. In the first step, an estimate of the fair value of the reporting unit is performed using expected future discounted cash flows and estimated terminal values. If the net book value of the reporting unit exceeds its fair value, the second step of the impairment test is performed, which requires allocation of the reporting unit’s fair value of all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any. In December 2009, an impairment charge of $2.5 million was recorded against goodwill assigned to the PC game reporting unit. No impairment of goodwill was recorded in 2010 and 2011.

The Company performed its annual goodwill impairment test as of December 31, 2011, and did not incur any impairment charge. The Company will continue to monitor the relationship of fair value to the recorded value of its consolidated net assets as economic events and changes occur, and it may perform interim impairment tests in the future. If future results are not consistent with its assumptions and estimates, the Company may be required to record impairment charges at a later date, which could materially and adversely affect our financial results.

(i) Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC 360-10-15, “Impairment or Disposal of Long-Lived Assets.” The Company assesses the recoverability of its long-lived assets by comparing

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

the carrying amount to the estimated future undiscounted cash flows associated with the related assets. The Company recognizes impairment of long-lived assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets. The Company uses estimates and judgments in its impairment tests and, if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. No impairment of long-lived assets was recorded in 2009, 2010 or 2011.

(j) Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Finance leases that transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the income statement.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in the income statement on a straight-line basis over the lease term.

(k) Revenue recognition

The Group recognizes revenues in the period in which the services are performed or the goods are delivered, provided that persuasive evidence of a contractual arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured.

China VAS, mobile game & PC game

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

A substantial portion of the Group’s revenue from the PRC is recorded based on monthly statements received from provincial- level subsidiaries of the Operators. In certain instances, when a statement is not received within a reasonable period of time, the Group is required to make an estimate of the revenues and cost of revenue earned during the period covered by the statement. On a quarterly basis, the Group estimates a portion of its revenues using internally generated transmission data and various other assumptions the Group has developed based on historical experience, that are believed to be reasonable under the circumstances. For the years ended December 31, 2009, 2010, and 2011, 1.0%, 1.6% and 3.3% , respectively, of the Group’s revenues were based on management’s estimate.

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

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

Indonesian VAS

The Group’s revenues in Indonesia are derived from entertainment-oriented telecom value-added services to users of mobile telecommunications networks in Indonesia. The Group provides VAS services through agreements with Infokom, a related party, who in turn have cooperative arrangements with network operators in Indonesia as well as through agreements made directly with the operators in Indonesia. The Group assessed its relationship with Infokom and the network operators in Indonesia and the terms of the fee arrangements and determined that from the end users’ perspective, Infokom is responsible for fulfillment of the services for VAS services provided through Infokom. In addition, the Group also assessed its relationship with the network operators in Indonesia for VAS services provided through agreements made directly with the Indonesia operators under ASC 605-45, and concluded that reporting the net amount received from the Indonesia operators as revenue is appropriate based on consideration that the operators bear a significant portion of the credit risk and have the latitude to establish the prices.

A substantial portion of the Group’s revenue from Indonesia is recorded based on monthly statements received from Infokom. In certain instances, when a statement is not received within a reasonable period of time, the Group is required to make an estimate of the revenues and cost of revenue earned during the period covered by the statement. On a quarterly basis, the Group estimates a portion of its revenues using internally generated transmission data and various other assumptions the Group has developed, that are believed to be reasonable under the circumstances. For the years ended December 31, 2010 and 2011, an immaterial amount of the Group’s revenues from Indonesia was based on management’s estimate.

Media contents

The Group’s media sales arrangements are evidenced by individual sales agreements. The prices are stated in the agreements and not subject to adjustment. The Group recognizes revenue from the sale of goods when the risk of loss and title has been transferred to the customer, which usually occurs at the time shipment is made (i.e., destination point). For consignment sales, revenue is recognized when the Group receives notification that the goods have been sold by their customers.

(l) Income and other taxes

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

(m) Advertising expenses

Advertising expenses generally represent the cost of promoting the Group’s products and services and are expensed as incurred. Advertising expenses totaled $3,575,313, $1,892,109 and $2,410,975 during the years ended December 31, 2009, 2010 and 2011 respectively.

(n) Stock-based compensation

The Group applies the provisions of ASC 718 for share-based employee compensation arrangements. The guidance requires the measurement of the cost of employee services received in exchange for an award of equity instruments (such as employee stock options) at the fair value on the grant date. That cost will be recognized on a straight-line basis over the period during which an employee is required to provide services in exchange for the award (the requisite service period). The Group calculates the fair value of each option grant on the date of grant using the Black-Scholes option pricing model and recognizes the compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period of the award.

The determination of fair value of awards on the grant date using an option pricing model requires a number of complex and subjective assumptions, including our expected share price volatility over the term of the awards, the expected exercise behavior of our staff, and the expected dividend yield. The Group estimates the share price volatility based on the historical data. In the absence of sufficient historical data in the exercise behavior of our staff, the Group estimates for the short term using the simplified method which applies the mid-point of the life of the option and average vesting period.

In addition, the Group is required to estimate forfeitures at the time of grant and record share-based compensation expense only for those awards that are expected to vest. If actual forfeitures differ from those estimates, the Group may need to revise those estimates used in subsequent periods.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

The assumptions and estimates used in calculating share-based compensation expense involve inherent uncertainties and the use of management judgment. Although the Group believes the assumptions and estimates made are reasonable and appropriate, changes in factors and assumptions could materially affect the results.

(o) Pensions and other post employment benefits

The Group participates in the national pension schemes as defined by the laws of the countries in which it has operations. Contributions to the schemes are recognized as an expense in the period in which the related service is performed. In particular, the Singapore companies in the Group make contributions to the Central Provident Fund scheme in Singapore, a defined contribution pension scheme. Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan. The Group has no legal obligation for the benefits beyond the contributions in these 2 countries.

In Indonesia, one of the subsidiaries of the Group has a defined contribution pension plan covering substantially all of its eligible employees and an unfunded employee benefits liability in accordance with Indonesia’s Labor Law No. 13/2003 dated March 25, 2003 (the “Law”). The provision for the Law has been calculated by comparing the benefit that will be received by an employee at normal pension age from the pension plan with the benefit as stipulated under the Law after deduction of accumulated employee contributions and the related investment results. If the employer-funded portion of the pension plan benefit is less than the benefit as required by the Law, the Company will provide for such shortage.

The calculation of estimated liability of employees benefits is determined using the projected-unit-credit method. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income. Such actuarial gains and losses are also immediately recognized in retained earnings and are not reclassified to profit or loss in subsequent periods.

The Company also provides long-term employment benefit other than pension which are unfunded.

(p) Subsidy income

Local governments in some provinces in the PRC grant the Group subsidy income based on a certain percentage of business taxes and income taxes paid by the Group either on a monthly or annual basis. The Group records such local government subsidy income in other income upon receipt. Local government subsidy income totaled $382,836, $467,809 and $20,406 during the years ended December 31, 2009, 2010 and 2011, respectively.

(q) Comprehensive income/(loss)

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

(r) Earnings per share

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

(t) Segment reporting

The Group follows ASC 280 (“ASC 280”), “Segment Reporting,” for its segment reporting. The Group is organized into business units based on their different service offerings. The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews and evaluates separate sets of financial information for the Group’s operating segments for the purpose of making decisions regarding resource allocation and performance assessment. In 2009, the Group operated in two business segments, namely (i) China VAS & mobile game and (ii) PC game. In 2010, the Group operated in four business segments, namely (i) China VAS & mobile game, (ii) Indonesia VAS, (iii) Media content, and (iv) PC game. In 2011, in line with the business growth, the Group’s CODM reviews results of China VAS, mobile game and PC game as a single business unit, instead of two separate units, when making decisions about allocating resources and assessing performance of the Group. The three business segments are namely (i) China VAS, mobile game & PC game, (ii) Indonesia VAS and (iii) Media content. The reported segment information for 2009 and 2010 has been retrospectively adjusted in order to conform to the change in segment presentation in 2011.

(u) Comparative information

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current period’s presentation to facilitate comparison.

(v) Recent accounting pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011- 11, Disclosures about Offsetting Assets and Liabilities. The revised guidance specifies that an entity should disclose

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The revised guidance affects all entities that have financial instruments and derivative instruments. The revised guidance is effective for interim or annual periods beginning after January 1, 2013. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In September 2011, the FASB issued ASU No. 2011- 08, Testing of Goodwill for Impairment. The revised guidance specifies that an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then resume performing the qualitative assessment in any subsequent period. The revised guidance is effective to both public and nonpublic entities that have goodwill reported in their financial statements during interim and annual periods beginning after December 15, 2011. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In June 2011, the FASB issued ASU No. 2011- 05, Presentation of Comprehensive Income. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Instead, an entity will be required to present either a continuous statement of net income and other comprehensive income or in two separate but consecutive statements. The new guidance will be effective for the Company beginning January 1, 2012.

In May 2011, the FASB issued ASU No. 2011- 04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirement in U.S. GAAP and IFRS. The new guidance limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, the new guidance expands the disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. The new guidance will be effective for the Company beginning January 1, 2012. Other than requiring additional disclosures, the Company does not anticipate any material impact on its consolidated financial statements upon adoption.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

5 Discontinued operations

The Group discontinued its television advertising operations by terminating its partnership agreements with CYL in association with QTV in July 2008 and TJSTV in September 2008. The terminations were in line with the Group’s decision to streamline its operations and return its focus on profitable business segments. As a result of the above terminations, the television advertising business was accounted for as a discontinued operation. Accordingly, the results of the advertising business have been classified as discontinued operations in the consolidated statements of operations and comprehensive income.

	Year ended December 31,
	2009	2010	2011
	$	$	$
Gross revenues	—	—	—
Sales tax	—	—	—
Cost of revenue	—	—	—

Gross loss	—	—	—
Operating income	596,551	315,256	—
Provision for impairment	—	—	—

Net income from discontinued operations before tax	596,551	315,256	—
Tax benefit	—	—	—

Net income from discontinued operations	596,551	315,256	—

At the discontinuance of the advertising operations, the Group performed a specific review on all the assets and liabilities related to the advertising segment, and provided an allowance for doubtful accounts and impaired other receivables, intangible assets and other long-term assets. All fixed assets previously used by the advertising operations, such as office equipment and computers, were either transferred to other reporting units or disposed of as of the end of 2008. Certain liabilities of $361,307 were assumed by CYL.

In 2009, the Company received cash of $103,266 from a customer for sales of an advertising time slot run on a revenue-share basis. As the revenue-share amount could not be determined due to lack of available information, the revenue was only recorded upon receipt of cash during the second half of 2009. The Company also adjusted its allowance for doubtful accounts by $389,323 due to cash collected from customers and for its payables by $161,219 due to a reduction in the payable finalized with its suppliers. These adjustments totaling $653,808 recorded in operating income were offset against operating expenses of $57,257.

In 2010, the Company reduced its payables by $315,256 after reaching an agreement with its suppliers whereby the suppliers agreed to waive balances owing to them. Such amount was recorded in operating income.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

The following table presents the Group’s advertising business assets and liabilities:

	As of December 31,
	2010	2011
	$	$
Assets	—	—

Total assets of discontinued operations	—	—

Liabilities:
Account payable, accrued liabilities and other payables	160,643	160,643
Taxes payable	92,784	92,784

Total liabilities of discontinued operations	253,427	253,427

There are no carrying values of assets of the discontinued operations as the accounts receivable of $291,812 and nil as of December 31, 2010 and 2011, respectively, have been fully reserved. There is no discontinued operation in 2011.

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

2010
$
Cash consideration (Note (a))	3,295,115
Contingent consideration in cash (Note (b))	3,514,836

Total fair value of purchase price consideration	6,809,951

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

Details on the purchase consideration are as follows:

(a)	The cash consideration was paid in January 2010.

(b)	The contingent consideration payable in cash is determined based on the achievement by Letang of certain net income targets in accordance with the sales and purchase agreement for the 15-month period ended March 31, 2011 and the following 12-month period ending March 31, 2012. The above contingent consideration amounts are derived from the Company’s assessment of whether Letang will meet the certain contractually stipulated targets and the fair value is determined using the income approach through application of the discounted cash flow method. In June 2011, the Group paid RMB13.8 million ($2.1 million) as Letang met its contractually stipulated target for period January 1, 2010 to March 31, 2011. The remaining payable of RMB10.2 million ($1.6 million) was reversed in 2011, as the Group assessed that the stipulated target for period April 1, 2011 to March 31, 2012 will likely not be met.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as the date of acquisition:

2010
$
Cash	713,576
Other current assets	69,124
Fixed assets	77,326
Intangible assets	2,420,843

Total assets acquired	3,280,869

Deferred tax liabilities	283,063

Total liabilities assumed	283,063

Net assets acquired	2,997,806

Aggregate of:
Purchase consideration	6,809,951
Non-controlling interest	5,377,698

Total	12,187,649

Goodwill (Note 17)	9,189,843

The Group has completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, the fair value of non-controlling interest, and the amount of goodwill recognized as of the acquisition date. The fair values of the assets acquired and liabilities assumed were determined using the income approach.

The unaudited pro forma consolidated financial information which reflects the Group’s consolidated results of operations as if the acquisition had occurred at the beginning of 2010 was not prepared due to the impracticability of estimating such impact.

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

The purchase price allocation is as follows:

2010
$
Cash	1,597,420
Accounts receivable	3,328,785
Inventory	2,086,848
Other current assets	4,931,419
Fixed assets	3,143,274
Intangible assets	3,288,080
Other non-current assets	1,174,859

Total assets acquired	19,550,685

Current liabilities	12,577,366

Total liabilities assumed	12,577,366

Net assets acquired	6,973,319

Aggregate of:
Purchase consideration	4,737,880
Non-controlling interest	4,596,097

Total	9,333,977

Goodwill (Note 17)	2,360,658

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

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

The unaudited pro forma consolidated financial information which reflects the Group’s consolidated results of operations as if the acquisition had occurred at the beginning of 2010 was not prepared due to the impracticability of estimating such impact.

(c) Acquisition of PT Linktone

On June 10, 2010, the Company purchased a mandatory convertible bond (“MCB”) issued by PT Inti Idaman Nusantara (“IDN,” subsequently renamed PT Linktone) from the MCB seller, Starlight Ltd. (“Starlight”), a UAE Company and the MCB holder of IDN, for total consideration of $13.2 million. The MCB is interest free. On September 1, 2010, the Company converted the MCB and became a 51% interest holder of PT Linktone. As a result, PT Linktone became a consolidated subsidiary of the Company. According to the MCB purchase agreements, the Company paid $8.6 million, or 65% of the total consideration, in cash upon the transaction closing date on June 10, 2010, and paid the remaining $4.6 million, or 35% of the consideration, in August 2011.

The purchase price allocation is as follows:

2010
$
Cash	360,164
Accounts receivable	3,233,488
Other current assets	801,933
Fixed assets	383,964
Intangible assets	7,062,668

Total assets acquired	11,842,217

Current liabilities	3,207,944
Deferred tax liabilities	1,765,667
Non-current liabilities	47,405

Total liabilities assumed	5,021,016

Net assets acquired	6,821,201

Aggregate of:
Purchase consideration	13,168,568
Non-controlling interest	10,501,275

Total	23,669,843

Goodwill (Note 17)	16,848,642

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

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

(d) Acquisition of GLD Investment Pte Ltd

On June 30, 2010, InnoForm acquired a 90% interest in GLD Investment Pte Ltd (“GLD”) from PT Global Land Development TBK (“PTGLD”) for cash consideration of SGD 90,000 ($65,601), and simultaneously subscribed for 686,470 shares newly issued by GLD for cash consideration of SGD 12.94 million ($9.3 million). As a result, InnoForm became a 98.7% interest holder of GLD after the transactions. Prior to the acquisition, 10% of GLD’s equity interest was owned by the chairman of the board of directors and CEO of the Company, and the remaining 90% equity interest was owned by PTGLD, a company owned by the management of PT Bhakti Investama TBK, intermediate holding company of MNC.

The purchase price allocation is set out below:

2010
$
Cash	9,294,802
Receivables	37,864
Building	9,438,328
Payables and accruals	(68,012)
Related-party borrowings	(9,252,532)
Non-controlling interest	(139,212)

Purchase consideration	9,311,238

7 Cash and cash equivalents

	As of December 31,
	2010	2011
	$	$
Cash	38,116,101	24,775,703
Investment in money market accounts	5,188,172	1,430
Time deposits	15,571,126	16,144,685

Total	58,875,399	40,921,818

Interest income earned from the above cash and cash equivalents amounted to $541,419, $1,012,497 and $2,547,963 for the years ended December 31, 2009 and 2010 and 2011, respectively.

8 Restricted cash

As of December 31, 2011, restricted cash amounting to $603,088 (2010: $573,784) relates to cash that was temporarily frozen by a local court of justice for withdrawal or use. On April 30, 2010, Sichuan Province Yangzhou Information Industry Co., Ltd. (“Yangzhou,” the plaintiff) filed two lawsuits against Unilink, a VIE, and Linktone Internet, a subsidiary, alleging that Unilink had breached the wireless value-added service cooperation agreement entered into between Yangzhou and Unilink on June 30, 2008, which resulted in alleged economic losses suffered by the plaintiff. Linktone Internet, as guarantor of Unilink, is jointly liable in the lawsuits. Based on the plaintiff’s application, the local court of justice temporarily froze cash of RMB3.8 million ($603,088) for the purpose of ensuring enforcement of potential judgments in the lawsuits if decided against Unilink and Linktone Internet.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

9 Short-term investments

	As of December 31,
	2010	2011
	$	$
Available-for-sale investments:
— Secured notes, at market value	19,800,000	—
— Privately managed fund, at market value	6,001,850	—
— Publicly traded securities, at market value	—	38,434,951

	25,801,850	38,434,951
Time deposits	8,008,063	18,150,007

Total	33,809,913	56,584,958

On December 20, 2010, the Group purchased secured notes issued by Aerospace Satellite Corporation Holding (“Aerospace Satellite”), a wholly owned subsidiary of PT MNC Sky Vision (“Sky Vision”), for $20 million. The secured notes are traded on Singapore Exchange Ltd., due November 16, 2015, bear interest at a rate of 12.75% per annum, and payable semi-annually in arrears. The secured notes are guaranteed by Sky Vision, a sister company of MNC. The Group sold the notes in 2011 and realized a gain of $1,110,646, of which $200,000 loss was reclassified out of accumulated other comprehensive income into earnings on a specific identification basis.

The Group also held an investment in a privately managed fund, which in turn invests in other marketable equity securities. Based on the quoted market price of the marketable equity securities in the fund, the fair value of the fund was $6,001,850 as of December 31, 2010. Net unrealized gain on available-for-sale investments included in other comprehensive income amounted to $437,250 and $1,939,473 for the years ended December 31, 2009 and 2010, respectively.

The Group sold the investment in the fund in May 2011 for $7,278,924 and realized a gain of $3,852,227, of which $2,576,723 was reclassified out of accumulated other comprehensive income into earnings on a specific identification basis.

In 2011, the Group purchased 357 million common shares of PT Global Mediacom TBK., through the open market, at an average price of IDR826 ($0.095) per share. Net unrealized gain of available-for-sale investment included in other comprehensive income amounted to $4,453,157 for the year ended December 31, 2011.

As of December 31, 2010 and 2011, all time deposits have original maturity terms more than three months and are due within one year.

10 Fair value measurement

ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

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

Assets and liabilities measured at fair value on a recurring basis

In accordance with ASC 820-10, the Group measures cash equivalents, short-term investments, including fixed-rate investments and available-for-sale investments, non current assets held for sale, as well as contingent consideration payable in connection with the Letang acquisition at fair value. Cash equivalents and available-for-sale investments are valued using quoted market prices. The fair value of the Group’s fixed-rate investments are determined based on a discounted cash flow model with market interest rates as discount curve and fair value of leasehold property held for sale is based on independent valuer report. The fair value of the Group’s contingent consideration payable in connection with Letang acquisition is determined using the income approach through application of the discounted cash flow method.

Asset and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value at December 31, 2010
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2010
	$	$	$	$
Cash equivalents:
Time deposits	15,571,126	—	—	15,571,126
Money market fund	5,188,172	—	—	5,188,172
Short-term investments:
Fixed rate investments	—	8,008,063	—	8,008,063
Available-for-sale investments	25,801,850	—	—	25,801,850
Non-current assets held for sale:
Leasehold property held for sale	—	819,578	—	819,578
Accounts payable, accrued liabilities and other payables:
Contingent consideration payable in connection with Letang acquisition	—	—	3,623,899	3,623,899
Short-term loans:
Bank Overdrafts	—	1,191,671	—	1,191,671
Revolving term loans	—	1,441,520	—	1,441,520
Term loan facility	—	520,506	—	520,506
Long-term loan:
Term loan facility	—	1,037,894	—	1,037,894

	46,561,148	13,019,232	3,623,899	63,204,279

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

	Fair value at December 31, 2011
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2011
	$	$	$	$
Cash equivalents:
Time deposits	16,144,685	—	—	16,144,685
Money market fund	1,430	—	—	1,430
Short-term investments:
Fixed rate investments	—	18,150,007	—	18,150,007
Available-for-sale investments	38,434,951	—	—	38,434,951
Non-current assets held for sale:
Leasehold property held for sale	—	814,878	—	814,878
Short-term loans:
Bank Overdrafts	—	1,876,430	—	1,876,430
Revolving term loans	—	2,389,790	—	2,389,790
Term loan facility		514,961		514,961
Long-term loan:
Term loan facility	—	511,878	—	511,878

	54,581,066	24,257,944	—	78,839,010

The following table presents a reconciliation for the Group’s liabilities measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3) for the year ended December 31, 2011:

Significant unobservable inputs (Level 3)
$
Fair value at January 1, 2011	3,623,899
Contingent consideration payable in connection with Letang acquisition paid during the year	(2,132,394)
Reversal of contingent consideration in connection with Letang acquisition during the year (Note 6a)	(1,618,816)
Translation difference	127,311

Fair value at December 31, 2011	—

Assets and liabilities measured at fair value on a nonrecurring basis

The Group measures certain financial assets at fair value on a nonrecurring basis only if an impairment charge were to be recognized. The Group’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired. For the years ended December 31, 2009, 2010 and 2011, the Group recognized impairment loss on goodwill of $2,500,000, nil and nil, with a charge to earnings, based on the fair value measurement (Level 3) on a non-recurring basis. The fair value was determined using a discounted cash flow model under the income approach based on future revenues and operating costs, using internal projections.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

11 Accounts receivable, net

	As of December 31,
	2010	2011
	$	$
Account receivable	17,737,019	19,135,478
Less: Allowance for doubtful receivables	(2,245,540)	(2,086,695)

	15,491,479	17,048,783

Movement in allowance for doubtful receivables:
Balance at beginning of year	(2,126,946)	(2,245,540)
Write-off against provision	—	36,605
Write back of provision	—	266,405
Additional provision	(118,594)	(144,165)

Balance at the end of year	(2,245,540)	(2,086,695)

Gross accounts receivable includes those of discontinued operations of $291,812 (allowance of $291,812) as of December 31, 2010 and 2011.

12 Inventories

	As of December 31,
	2010	2011
	$	$
Raw materials	263,318	308,440
Finished goods	2,093,123	1,657,067

	2,356,441	1,965,507
Allowance for inventory obsolescence	(51,725)	(83,758)

	2,304,716	1,881,749

Movement in allowance for inventory obsolescence:
Balance at beginning of year	—	(51,725)
Additional provision	(51,725)	(39,120)
Translation difference	—	7,087

Balance at the end of year	(51,725)	(83,758)

The Group had $306,609 and $212,500 of inventory held at consignment locations which are included in finished goods as of December 31, 2010 and December 31, 2011, respectively.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

13 Deposits and other current assets

	As of December 31,
	2010	2011
	$	$
Prepaid minimum guarantees	2,837,186	1,552,425
Rental and other deposits	715,340	1,523,358
Staff advances	323,794	386,310
Prepayments to VAS advertising, content and other suppliers	1,954,469	2,284,462
Interest income receivable from non-related parties	—	7,629
Interest income receivable from short-term investments	318,750	—
Unbilled receivables	—	499,084
Others	527,113	270,082

	6,676,652	6,523,350
Less: Allowance for doubtful receivables	(92,406)	(820,624)

	6,584,246	5,702,726

Movement in allowance for doubtful receivables:
Balance at beginning of year	(240,141)	(92,406)
Write-off against provision	147,735	—
Additional provision	—	(728,218)

Balance at the end of year	(92,406)	(820,624)

14 Property and equipment, net

	As of December 31,
	2010	2011
	$	$
Cost
Buildings	10,285,440	10,175,880
Computer hardware and other equipment	4,566,458	4,694,360
Office equipment	1,474,458	1,689,664
Leasehold improvements	1,408,602	1,426,775
Motor vehicles	378,189	311,155

	18,113,147	18,297,834
Less: Accumulated depreciation	(6,316,757)	(7,102,402)

	11,796,390	11,195,432

During the years ended December 31, 2009, 2010 and 2011, the depreciation charges amounted to $556,239, $721,451 and $815,532, respectively.

The Group incurred losses of $41,964, $12,828 and gain of $16,012 from disposal of property and equipment during the years ended December 31, 2009, 2010 and 2011 respectively. The Group wrote off $43,707 of property and equipment in 2011.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

15 Non-current assets held for sale

	As of December 31,
	2010	2011
	$	$
Cost
Leasehold property — held for sale	819,578	814,878

In 2010, a leasehold property owned by InnoForm was put up for sale as it was unutilized. In 2011, the leasehold property was not sold due to weak property prices for commercial properties in Singapore. As of December 31, 2011, there was no change in management’s intention to sell the leasehold property, and InnoForm will continue to market the property for sale.

16 Intangible assets, net

The following table summarizes intangible assets, net:

	As of December 31,
	2010	2011
	$	$
Cost
Technology	2,559,208	2,559,208
Customer base	171,523	171,523
Licenses	525,671	525,671
Partnership and non-compete agreements	7,451,997	7,413,817
Domain names	82,347	82,347
VAS Short Codes licensed to PT Linktone	7,062,653	7,062,653
Software	183,064	353,202

	18,036,463	18,168,421

Accumulated amortization
Technology	(1,944,327)	(2,099,345)
Customer base	(99,761)	(171,522)
Licenses	(523,714)	(525,671)
Partnership and non-compete agreements	(3,659,766)	(5,144,731)
Domain names	(82,347)	(82,347)
VAS Short Codes licensed to PT Linktone	(88,789)	(371,295)
Software	(91,532)	(247,602)

	(6,490,236)	(8,642,513)

Acquired intangible assets, net	11,546,227	9,525,908

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

The weighted average amortization period for intangible assets with definite lives by major categories are as followed:

Technology	3.6 years
Customer base	1.8 years
Licenses	2.0 years
Partnership and non-compete agreements	3.0 years
Domain names	4.0 years
VAS Short Codes licensed to PT Linktone	25.0 years
Software	5.3 years

During the years ended December 31, 2009, 2010 and 2011, the aggregate amortization charges amounted to $65,199, $1,550,691 and $2,152,750 respectively.

The estimated amortization expense for each of the succeeding five years is as follows:

$
2012	1,984,528
2013	1,061,574
2014	631,406
2015	300,076
2016	300,076

4,277,660

17 Goodwill

The following table summarizes the activity in the balance of goodwill during the years ended December 31, 2010 and 2011 by reporting units:

	2010
	China VAS & mobile game	Indonesia VAS	Media content	PC game		Total
	$	$	$	$		$
Balance at beginning of year	8,550,715	—	—	3,533,497	(1)	12,084,212
Goodwill recognized from acquisitions	9,189,843	16,848,642	2,360,658	—		28,399,143
Goodwill impairment	—	—	—	—		—

Balance at end of year	17,740,558	16,848,642	2,360,658	3,533,497		40,483,355

	2011
	China VAS & mobile game	Indonesia VAS	Media content	PC game		Total
	$	$	$	$		$
Beginning and ending balance at end of year	17,740,558	16,848,642	2,360,658	3,533,497		40,483,355

(1)	Net of impairment of $2,500,000.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

As of December 31, 2011, the Company performed impairment tests on goodwill assigned to each reporting unit in a two-step process. The Company determined the fair value of the reporting units using the income approach based on the discounted expected future cash flows associated with these units. The discounted cash flows for each reporting unit were based on five-year projections using compound annual growth rates of 42%, 26%, 23% and 22% for China VAS & mobile game, Indonesia VAS, PC game and Media content reporting units, respectively (2010: 15%, 47%, 7% and 28% for China VAS & mobile game, Indonesia VAS, PC game and Media content reporting units). Cash flow projections were based on past experience, actual operating results and management’s best estimates about future developments as well as certain market assumptions. Cash flows after the fifth year were estimated using a terminal value calculation, which adopted terminal value growth rates of 5% for China VAS & mobile game, Indonesia VAS and PC game and 1.5% for Media content reporting units (2010: 4% for Indonesia VAS and 3% for China VAS & mobile game, PC game and Media content reporting units). The discount rates used in the valuations reflect a market assessment of the risks specific to each reporting unit and are based on the weighted-average cost of capital for the respective reporting units. The discount rates used were 17.5%, 15.5%, 16.8%, 14.7% for China VAS & mobile game, Indonesia VAS, PC game and Media content reporting units, respectively (2010: 19.0% for China VAS & mobile game, Indonesia VAS and PC game and 18.0% for Media content reporting units). Based on the annual impairment tests as of December 31, 2011, the above reporting units’ fair values are higher than their carrying values and hence management did not recognize any impairment expense.

18 Other long-term assets

	As of December 31,
	2010	2011
	$	$
Investment deposit (a)	2,470,382	2,470,382
Prepaid minimum guarantees	1,101,231	862,858
Prepayment for insurance policy	1,398,195	161,584

	4,969,808	3,494,824
Less: Impairment loss on investment deposit (a)	(2,470,382)	(2,470,382)

Total	2,499,426	1,024,442

(a)	In April 2007, the Company paid an investment deposit of $3 million to eChinaCash Inc. (“eCC”) to purchase 49% of the equity in eChinaMobile (BVI) Ltd. (“eCM”), a wholly owned subsidiary of eCC. eCM is a U.S. incorporated, Beijing-based company that builds and maintains customer loyalty affinity programs and payment card programs for large corporations and financial institutions, including Chinese blue chip companies. The primary objective of eCM was to establish a platform to provide VAS service and original content to customers of Linktone and eCM through cross-selling opportunities that arise through having access to each other’s extensive database of users. Because of certain disputes over the resources to be made available for use by eCM, eCM refunded $529,618 of Linktone’s investment deposit of $3 million in January 2008. Linktone has sought legal remedies to recover the remaining amount. In view of the uncertainty of recovering this remaining amount, the Company recorded an impairment provision of $2,470,382 in 2007 against the remaining investment deposit.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

19 Accounts payable, accrued liabilities and other payables

	As of December 31,
	2010	2011
	$	$
Accounts payable	2,749,812	2,092,530
Accrued payroll and welfare benefits	592,258	1,597,117
Accrued professional and consulting fees	71,863	755,963
Payable for acquisition of Letang (Note 6(a))	2,083,742	—
Payable for acquisition of PT Linktone MCB (Note 6(c))	4,608,983	—
Accrued VAS content fees	8,996,549	5,330,287
Accrued expenses	2,221,885	3,754,093
Other payables	1,646,064	1,450,555

Total	22,971,156	14,980,545

20 Loans and borrowings

	As of December 31,
	2010	2011
	$	$
Current
Bank overdrafts	1,191,671	1,876,430
Revolving term loans	1,441,520	2,389,790
Term loan, current portion	520,506	514,961

	3,153,697	4,781,181

Non-current
Term loan, non current portion	1,037,894	511,878

	4,191,591	5,293,059

The Group’s subsidiary in Singapore, InnoForm has a SGD2.0 million ($1.5 million) term loan and a credit facility with total facility limit of SGD10.0 million ($7.7 million), with a sub-limit of SGD3.0 million ($2.3 million) for overdraft facility, from a bank in Singapore. The facilities are secured by a corporate guarantee from MNC. As of December 31, 2010 and 2011, InnoForm has utilized SGD1.5 million ($1.2 million) and SGD2.4 million ($1.9 million) of the overdraft facility respectively and SGD1.8 million ($1.4 million) and SGD3.1 million ($2.4 million) of the short-term revolving loans facility respectively.

The details of bank loans are as follow:

•

SGD3.1 million ($2.4 million) three-month revolving loans. Interest rates are by quotation from the bank payable quarterly in arrears. The effective interest rate was 4.02% for both years ended December 31, 2010 and 2011 respectively.

•

SGD2.0 million ($1.5 million) term loan extended to the Company in October 2010. Term loan is repayable in quarterly installments of SGD0.2 million ($0.1 million), over 3 years. As of December 31, 2010 and 2011, SGD2.0 million ($1.6 million) and SGD1.3 million ($1.0 million) of the term loan was

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

outstanding respectively. The financial covenants require InnoForm to maintain a minimum consolidated net worth of SGD1.7 million ($1.3 million) at all times, and a consolidated gearing ratio of not more than 1.4 times at all times. InnoForm did not breach the financial covenants for 2011. The interest on the outstanding loan balance is based on the bank’s floating rate plus a margin of 4.0% p.a..

21 Other long-term liabilities

	As of December 31,
	2010	2011
	$	$
Payable for acquisition of Letang (Note 6(a))	1,540,157	—
Other long-term payables	871,911	67,688

	2,412,068	67,688

22 Segment information

Following the acquisitions in 2010, the Group operates in four business segments — China VAS & mobile game, Indonesia VAS, Media content and PC game, based on the different product and geographic operating segments. Pursuant to ASC 280, the Group presents summarized statement of operations and net assets information by segment below, as used by the Group’s chief operating decision maker (“CODM”).

For the year ended December 31, 2011, in line with business growth, the Group’s CODM reviews results by geographic segments as revenue streams are clearly identifiable, when making decisions about allocating resources and assessing performance of the Group. Hence, the 2 operating units in China — China VAS & mobile game and PC game are now combined as a single business unit. The 2009 and 2010 reported segment information has been retrospectively adjusted in order to conform to the change in segment presentation in 2011.

Statement of Operations Information:

	2009
	China VAS, mobile game & PC game	Indonesia VAS	Media content	Total
	$	$	$	$
Gross revenues	62,216,694	—	—	62,216,694
Sales tax	(2,303,289)	—	—	(2,303,289)
Segment cost of revenue	(38,941,272)	—	—	(38,941,272)

Segment gross profit	20,972,133	—	—	20,972,133
Segment operating expenses	(20,855,975)	—	—	(20,855,975)
Segment impairment charge	(2,068,127)	—	—	(2,068,127)

Segment profit/(loss) from operations	(1,951,969)	—	—	(1,951,969)

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

	2010
	China VAS, mobile game & PC game	Indonesia VAS	Media content	Total
	$	$	$	$
Gross revenues	57,691,760	1,805,746	12,210,519	71,708,025
Sales tax	(2,087,121)	—	—	(2,087,121)
Segment cost of revenue	(37,725,651)	(587,532)	(8,824,211)	(47,137,394)

Segment gross profit	17,878,988	1,218,214	3,386,308	22,483,510
Segment operating expenses	(19,658,330)	(266,867)	(4,691,928)	(24,617,125)

Segment profit/(loss) from operations	(1,779,342)	951,347	(1,305,620)	(2,133,615)

	2011
	China VAS, mobile & PC game	Indonesia VAS	Media content	Total
	$	$	$	$
Gross revenues	35,570,974	8,196,431	16,909,768	60,677,173
Sales tax	(1,591,748)	—	—	(1,591,748)
Segment cost of revenue	(19,999,661)	(4,949,871)	(11,252,901)	(36,202,433)

Segment gross profit	13,979,565	3,246,560	5,656,867	22,882,992
Segment operating expenses	(15,100,882)	(950,106)	(6,654,680)	(22,705,668)

Segment profit/(loss) from operations	(1,121,317)	2,296,454	(997,813)	177,324

The following table summarizes the gross revenue by product in China segment:

	2009	2010	2011
	$	$	$
China VAS	61,120,605	54,373,735	31,500,303
Mobile game	—	2,204,319	2,632,558
PC game	1,096,089	1,113,706	1,438,113

Total	62,216,694	57,691,760	35,570,974

Balance Sheet Information:

	As of December 31, 2010
	China VAS, mobile & PC game	Indonesia VAS	Media content	Total
	$	$	$	$
Current assets	106,142,252	5,618,519	12,298,493	124,059,264
Non-current assets	23,888,245	25,793,506	17,535,705	67,217,456

Total assets	130,030,497	31,412,025	29,834,198	191,276,720
Current liabilities	(18,203,203)	(4,326,123)	(9,846,358)	(32,375,684)
Non-current liabilities	(1,540,157)	(2,615,377)	(1,037,894)	(5,193,428)

Total liabilities	(19,743,360)	(6,941,500)	(10,884,252)	(37,569,112)

Net assets	110,287,137	24,470,525	18,949,946	153,707,608

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

	As of December 31, 2011
	China VAS, mobile & PC game	Indonesia VAS	Media content	Total
	$	$	$	$
Current assets	107,037,695	7,099,104	12,645,710	126,782,509
Non-current assets	42,428,349	7,039,599	13,945,773	63,413,721

Total assets	149,466,044	14,138,703	26,591,483	190,196,230
Current liabilities	(11,227,208)	(3,194,028)	(9,958,059)	(24,379,295)
Non-current liabilities	(278,215)	(1,718,332)	(1,344,367)	(3,340,914)

Total liabilities	(11,505,423)	(4,912,360)	(11,302,426)	(27,720,209)

Net assets	137,960,621	9,226,343	15,289,057	162,476,021

The following table summarizes the Group’s gross revenues by geographic region based on the location of the customers:

	2009	2010	2011
	$	$	$
PRC	62,216,694	57,691,760	35,570,974
Indonesia	—	1,805,746	8,196,431
Singapore	—	11,596,837	15,096,754
Malaysia	—	613,682	1,813,014

The following table summarizes the Group’s total assets (excluding intangible assets and goodwill) by geographic region:

	As of December 31,
	2010	2011
	$	$
PRC	71,850,900	91,160,447
Indonesia	44,535,904	24,018,196
Singapore	20,811,318	23,008,913
Malaysia	2,049,016	1,999,411

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

23 Risks and uncertainties

(a) Dependence on the Operators

In 2011, 59%, 28% and 13% of the Group’s gross revenue is contributed by China VAS, mobile game and PC game segment in China, Media Content segment in Singapore and Indonesia VAS in Indonesia, respectively. The Group’s PRC and Indonesia VAS revenue is mainly derived from cooperative arrangements with the operators in the PRC and Indonesia. If the strategic relationship with the Operators in the PRC and Indonesia are terminated or scaled back or if the operators alter the revenue-sharing arrangements, the Group’s VAS business would be adversely affected. Revenues and amounts due from operators that account for more than 10% of the Group’s gross revenues and accounts receivable in a particular year are as follows:

PRC

•

Revenues earned from China Mobile for the years ended December 31, 2009, 2010 and 2011 were $46.3 million, $37.6 million and $25.2 million, respectively, representing 74%, 52% and 71% of China gross revenues, respectively.

•	Amounts due from China Mobile as of 2010 and 2011 amounted to $10.4 million and $7.8 million respectively, representing 82% and 87% of accounts receivable, respectively.

•

Revenues earned from China Telecom for the years ended December 31, 2009, 2010 and 2011 were $7.9 million, $9.6 million and $6.8 million, respectively, representing 13%, 13% and 17% of China gross revenues, respectively.

•	Amounts due from China Telecom as of 2010 and 2011 amounted to $1.2 million and $0.4 million respectively, representing 10% and 5% of accounts receivable, respectively.

Indonesia

•	Revenues earned from Telkomsel for the years ended December 31, 2010 and 2011 were $1.1 million and $5.6 million, respectively, representing 63%, and 68% of Indonesia gross revenues, respectively.

•	Amounts due from Telkomsel as of 2010 and 2011 amounted to $1.9 million and $4.0 million, respectively, representing 64%, and 81% of accounts receivable, respectively.

•	Revenues earned from Indosat for the years ended December 31, 2010 and 2011 were $0.3 million and $0.4 million, respectively, representing 18%, and 5% of Indonesia gross revenues, respectively.

•	Amounts due from Indosat as of 2010 and 2011 amounted to $0.4 million and $0.2 million, respectively, representing 14% and 3% of accounts receivable, respectively.

(b) Credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments and accounts receivable. The Group has $97.5 million in cash and cash equivalents and short-term investments. The Group has $35.0 million in cash, bank deposits and money market funds in the PRC, which constitute 35.9% of total cash and cash equivalents and short-term investments. In the event of bankruptcy of one of the financial institutions in which the Group has deposits or investments, it may be unlikely to claim its deposits or investments back in full.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

Accounts receivable are typically unsecured and derived from revenue earned from customers, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains reserves for estimated credit losses and these losses have generally been within its expectations. The Group has $15.5 million and $17.0 million in accounts receivable as of December 31, 2010 and 2011, respectively.

(c) Foreign exchange risk

The Group’s sales, purchase and expense transactions are generally denominated in RMB, SGD and IDR and a significant portion of the Group’s assets and liabilities are denominated in IDR and RMB. The RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to affect the remittance.

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

The Board of Indonesian Telecommunication Regulatory (“BRTI”) through its circular letter dated October 18, 2011 No. 177/BRTI/X/2011 addressed to ten telecommunication network operators has requested those operators to cease promoting premium messages through SMS broadcast, pop-screen, voice broadcast, and to deactivate all premium messages such as SMS, MMS, ring tone, games and wall paper until a period of time to be further determined by BRTI. The process of deactivation is done by issuing notification to deactivate and

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

information on how to re-activate by those who intends to re-subscribe without charging additional re-activation costs. This circular letter was issued as a response to public complain against operators of premium messaging.

24 Employee Benefits

PRC contribution plan

Full-time employees of the Company, its subsidiaries and VIEs in the PRC participate in a government-mandated multi- employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company and its subsidiaries accrue for these benefits based on certain percentages of the employees’ salaries. The total expenses for such employee benefits were $951,330, $1,055,043 and $892,016 for the years ended December 31, 2009, 2010 and 2011, respectively.

Singapore contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity such as the Central Provident Fund or pension on a mandatory, contractual or voluntary basis. The entity will have no legal or constructive obligation to pay further amounts once the contributions have been paid. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the consolidated statement of operations and comprehensive income/loss in the periods during which services are rendered by employees. In 2010 and 2011, the Group, via its Singaporean subsidiary acquired in 2010, recorded an expense of $286,262 and $339,710 respectively.

Indonesian contribution plan

PT Linktone, the Group’s Indonesian subsidiary acquired in 2010, has a defined contribution pension program in which it had entered into a Cooperation Agreement Pension Benefit Service Program with the Financial Institution Pension Fund in October 2009 for an indefinite period of cooperation. The total provision for such employee benefits of $18,398 and $23,176 was charged to the statement of operations and comprehensive income/loss during the year ended December 31, 2010 and 2011, respectively.

25 Statutory Reserves

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

As of December 31, 2010 and 2011, the Group had balance of $2,466,165 in these non-distributable reserve funds. No transfers were made to reserve funds in 2010 and 2011 either because such funds have reached 50% of the respective company’s registered capital or because the respective company was in a loss position.

26 Income taxes

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

The applicable income tax rates for the Group’s PRC subsidiaries and VIEs vary. Linktone Consulting, Weilan, Ruida, Wei Lian, Lang Yi, Xian Feng and Xintong’s applicable tax rates are 25% starting 2008.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

Zhong Tong, Linktone Software, Wang You and Ling Yu are located in either the economic development zones in coastal cities or the Pudong new district. Accordingly, they are subject to a preferential statutory rate of 15% pre-2008. The reduced tax rate is transitioned to 25% starting in 2008 and the transitional rates are 20%, 22% and 24% for 2009, 2010 and 2011, respectively.

Huitong and Linktone Internet are foreign investment production enterprises located in a coastal economic development zone in the old urban district. Huitong was recognized as high and new technology enterprise by the tax bureau in May 2010 and, therefore, entitled to a favorable tax rate of 15% for the years 2009 to 2011, subject to meeting certain criteria on an annual basis. Linktone Internet started its tax holiday of two years exemption followed by three years of 50% reduced tax rate from 2005 and enjoyed 12.5% tax rate in 2008 and 2009. Its applicable tax rate starting 2010 is 25%.

Yuan Hang, Cosmos, Lian Fei and Beijing Ojava were high and new technology enterprises prior to January 1, 2008 and enjoyed a reduced tax rate of 15% and tax holiday of either two or three years of exemption followed by three years of 50% reduced tax rate. Yuan Hang’s tax holiday started in 2004 and expired in 2008. Cosmos’ tax holiday started in 2003 and expired in 2008. Lian Fei’s tax holiday started in 2002 and expired in 2007. Beijing Ojava’s tax holiday started in 2004 and expired in 2009. Furthermore, Yuan Hang, Cosmos, and Beijing Ojava qualified as high and new technology enterprises, which is effective starting in 2008 and enjoyed the reduced tax rate of 15%, instead of the tax holiday for Cosmos and Beijing Ojava, for 2009 and 2010. In 2011, Yuan Hang qualified as a high and new technology enterprise and will continued to be entitled to reduced tax rate of 15% from 2011 to 2013, subject to meeting certain criteria on an annual basis. Cosmos and Beijing Ojava did not qualify as high and new enterprises and the applicable tax rates will be at 25%.

Letang qualified as a “high and new technology” enterprise in 2010 and was therefore entitled to a two year national and local tax exemption followed by three years of 50% reduction in national and local income tax rates. Letang started its tax holiday of two years exemption from 2010.

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

According to the relevant PRC regulations, dividends on profit earned before January 1, 2008 are not subject to the withholding income tax, while the dividend on profits earned after January 1, 2008 are subject to the withholding income tax. However as of December 31, 2011, the Group did not make any provision on withholding tax of profit earned by some of its PRC subsidiaries in 2011 because based on the business plan for the foreseeable future, there is no plan to distribute the retained earnings of the Group’s PRC subsidiaries as it intend to retain such cash for re-investment in the PRC operations.

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

	Year ended December 31,
	2009	2010	2011
	$	$	$
Cayman	(75,287)	(2,879,085)	5,528,390
Indonesia	314,378	2,673,218	3,077,937
Singapore	—	(1,710,126)	(1,114,203)
Malaysia	—	223,771	(106,148)
PRC	(145,480)	2,539,084	201,652

Total income before taxes from continued operations	93,611	846,862	7,587,628

The (provision for) benefit from taxes on income from continuing operations consists of:

	Year ended December 31,
	2009	2010	2011
	$	$	$
Current	(14,889)	(1,805,227)	(763,341)
Deferred	(564,381)	365,966	(536,640)

Total	(579,270)	(1,439,261)	(1,299,981)

The following is reconciliation between the statutory Enterprise Income Tax rate and the Group’s effective tax rate for continuing operations:

	Year ended December 31,
	2009	2010	2011
Statutory Enterprise Income Tax rate	25%	25%	25%
Effect of tax holiday	54%	(20)%	(1)%
International tax rate differences	(2)%	95%	(19)%
Non-deductible expenses/non-taxable income	(106)%	4%	17%
Change in valuation allowance	656%	2%	(17)%
PRC tax rate differences	(133)%	(33)%	—
Unrecognized tax benefit	30%	—	—
Adjustment to prior-year tax provision	(93)%	97%	(6)%
Deferred tax on outside tax basis	188%	—	(2)%
Expired carry forward tax losses	—	—	20%

Effective EIT rate for continuing operations	619%	170%	17%

The aggregate effect of the tax holiday in 2009, 2010 and 2011 was $51,000, $173,172 and $90,445 respectively.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

The Group’s deferred tax assets and deferred tax liabilities at each balance sheet date are as follows:

	As of December 31,
	2010	2011
	$	$
Deferred tax
Intangible and other assets	208,550	127,067
Deferred revenue	277,779	69,090
Accrued liabilities and other payables	3,680,306	3,192,891
Advertising expenses	343,704	560,229
Net operating losses	1,980,258	1,956,003
Others	125,799	176,113

Total deferred tax assets for continuing operations	6,616,396	6,081,393
Valuation allowance for continuing operations	(2,139,558)	(2,884,640)
Total deferred tax assets for discontinued operations	5,464,105	4,420,487
Valuation allowance for discontinued operations	(5,320,546)	(3,682,878)

Total deferred tax assets, net of valuation allowance	4,620,397	3,934,362

Deferred tax liabilities:
Accrued income	(3,138,136)	(2,466,905)
Intangible assets	(2,833,562)	(2,572,958)
Others	—	(188,390)

Deferred tax liabilities for continuing operations	(5,971,698)	(5,228,253)
Deferred tax liabilities for discontinued operations	(143,559)	(737,609)

Total deferred tax liabilities	(6,115,257)	(5,965,862)

Net deferred tax liabilities	(1,494,860)	(2,031,500)

Deferred tax assets — current	1,254,529	486,176
Deferred tax liabilities — current	(1,078,403)	(126,034)
Deferred tax assets — non-current	72,480	369,706
Deferred tax liabilities — non-current	(1,743,466)	(2,761,348)

Net deferred tax liabilities	(1,494,860)	(2,031,500)

The Group’s valuation allowance movements during 2010 and 2011 are as follows:

	Year ended December 31,
	Continuing Operations		Discontinued Operations
	2010	2011	2010	2011
	$	$	$	$
Beginning Balance	2,493,972	2,139,558	4,857,314	5,320,546
Movement	(429,466)	634,103	310,822	(1,835,533)
Translation Difference	75,052	110,979	152,410	197,865

Ending Balance	2,139,558	2,884,640	5,320,546	3,682,878

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

Management has assessed whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group recorded a valuation allowance of $7,460,104 and $6,567,518 as of December 31, 2010 and 2011, respectively, to reduce the deferred tax assets to the amount management believes is more likely than not realizable.

The Group has a net tax operating loss carry forward of $23,387,643 attributed to 10 PRC subsidiaries (including discontinued operations of $16,357,946) as of December 31, 2011. The net operating losses will expire between 2012 and 2015 if unutilized.

The Company intends to permanently reinvest all undistributed earnings of its foreign subsidiaries as of December 31, 2011. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

During the year ended December 31, 2007, the Company recorded a tax provision of $100,671 related to uncertain tax positions on promotional and research and development expenses. It is possible that the tax position will change in the next twelve months; however, an estimate of the range of the possible change cannot be made at this time.

	Year ended December 31,
	2010	2011
	$	$
Beginning and ending balance	100,671	100,671

The Group recognizes interest and penalties related to uncertain tax positions in income tax expense. The Group recorded accrued interest expense of $129,693 and $159,656 as of December 31, 2010 and 2011, respectively. Provision for penalties of $50,336 was brought forward since 2007.

The Group’s tax years 2007 through 2011 remain open to possible examination by relevant tax authorities.

27 Stock option plans

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

The awards under the 2003 Plans are evidenced by an award agreement which contains, among other things, provisions, concerning exercisability and forfeiture upon termination of employment or consulting arrangement (by reason of death, disability, retirement or otherwise) as have been determined by the Board of Directors. In addition, in the case of stock options, the award agreement also specifies whether the option constitutes an ISO or a non-qualified stock option (also known as NQSs) and may but need not, include a provision whereby a grantee at any time during his or her employment with the Company may exercise any part or all of the award prior to full vesting of the awards.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

The 2003 Plans include a mechanism for an automatic annual increase in the number of ordinary shares available under the plan equal to the lesser of 2.5% of the total shares outstanding or 15,175,000 ordinary shares, which is known as the evergreen provision. A total of 75,633,351 and 85,893,917 ordinary shares were available for issuance under both plans as of December 31, 2010 and 2011 respectively. 373,700 and 304,900 new shares were issued from the exercise of stock options in the year ended December 31. 2010 and 2011, respectively.

Stock-based compensation cost

The compensation cost charged as an expense was $266,887, $204,949 and $133,917 for the years ended December 31, 2009, 2010 and 2011, respectively, which was recorded in general and administrative expenses.

Valuation assumptions

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model. The following are the assumptions used for each respective period (no new options were issued during the year ended December 31, 2010):

		Year ended December 31,
		2009	2010	2011
Risk-free interest rate (%)	(1)	2.20-2.87	—	1.20-2.50
Expected life (years)	(2)	6	—	6
Expected dividend yield (%)		—	—	—
Volatility (%)	(3)	60-65	—	63-65

(1)	The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury zero-coupon yield in effect at the time of grant.
(2)	In the absence of sufficient historical data in the exercise behavior of the option holders, the Company continued to use the simplified method, under which the expected term is based on the mid-point between the vesting date and the end of the contractual term.
(3)	The Company used its own historical data to estimate the stock price volatility.

Award activity information

The following table summarizes the option activity under the Company’s stock option (shares) program for the periods presented:

Share options granted to employees	Number of shares	Weighted-average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
	$			$
Outstanding, December 31, 2010	8,016,900	0.30	6.99	48,780
Granted	4,000,000	0.13
Exercised	(304,900)	0.10
Forfeited	(2,634,934)	0.37
Expired	(1,473,366)	0.18
Outstanding, December 31, 2011	7,603,700	0.22	8.06	10,309

Vested and expected to vest as of December 31, 2011	5,103,700	0.28	7.16	309
Exercisable as of December 31, 2011	2,353,700	0.40	5.84	309

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares as of December 31, 2010 for those awards that have an exercise price currently below the fair value of the Company’s shares. The total intrinsic value of options exercised during 2009, 2010 and 2011 was $14,604, $18,237 and $13,568, respectively.

The weighted-average estimated fair value of options granted to employees of the Group during 2009 and 2011 was $0.10 and $0.08 per option, respectively. The weighted average fair value of options vested during the years ended December 31, 2009, 2010 and 2011 was $0.34, $0.12 and nil per option, respectively.

The following is additional information relating to options outstanding as of December 31, 2011:

	Options outstanding as of December 31, 2011			Options exercisable as of December 31, 2011
Range of exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Number exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price ($)
$0.07~$0.11	2,516,700	9.82	0.11	16,700	0.00	0.10
$0.15~$0.29	4,450,000	7.81	0.18	1,700,000	7.03	0.20
$0.68~$0.78	277,000	3.67	0.71	277,000	3.67	0.71
$1.02~$1.40	360,000	2.13	1.08	360,000	2.13	1.08
	7,603,700	8.06	0.22	2,353,700	5.84	0.40

As of December 31, 2011, there was $0.3 million of unrecognized share-based compensation cost related to share options issued to employees, which is expected to be recognized over a weighted-average vesting period of 2.21 years. To the extent the actual forfeiture rate is different from current estimates, actual share-based compensation related to these awards may be different from the expectation. The expected forfeiture rate of the stock options granted as of December 31, 2011 is nil.

28 Related party transactions

Due from (to) related parties include:

	As of December 31,
	2010	2011
	$	$
Accounts receivable (i), (ii)	2,398,114	2,359,182
Receivable from other related parties	—	16,268

Due from related parties	2,398,114	2,375,450

Content fee payable to MNC and its subsidiaries (i)	(1,071,775)	—
Payable to other related parties	(2,475)	(16,198)

Due to related parties	(1,074,250)	(16,198)

The Group and the following entities are under the common control of MNC or MNC’s direct shareholder, PT Global Mediacom:

1) Infokom

2) PT Rajawali Citra Televisi Indonesia (“RCTI”)

3) Global TV

4) Sky Vision

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

(i)	In October 2009, PT Linktone entered into cooperation agreements with Infokom and MNC. Infokom is an Indonesia corporation and controlled by the same shareholder of MNC. Pursuant to these agreements, PT Linktone operated its VAS business in Indonesia through the VAS access numbers owned by Infokom and MNC. From September 1, 2010, the PT Linktone acquisition closing date, to December 31, 2010, PT Linktone’s total revenue generated from the VAS Short Codes owned by Infokom was $1,569,369. PT Linktone’s total revenue generated from the VAS access number owned by MNC was $260,239. As of December 31, 2010, amounts due from Infokom and MNC were $2,171,951 and $ 226,163, respectively.

In 2011, PT Linktone has successfully changed the ownership of VAS access number owned by MNC to PT Linktone. Total revenue generated from the use of short codes owned by Infokom and self-owned was $4,671,003 and $2,316,087. As of December 31, 2011, amounts due from Infokom was $2,333,799.

PT Linktone also purchases VAS contents from MNC and its subsidiaries for its operation. From September 1, 2010, the acquisition date, to December 31, 2010, PT Linktone purchased contents of $354,620 from MNC and its subsidiaries and the amounts due to these related-party content vendors, including payables assumed in the acquisition, was $1,071,775 as of December 31, 2010.

In 2011, PT Linktone purchased contents of $326,490 from Infokom.

(ii)	In 2011, PT Linktone has generated revenue other than VAS including TV promotions and trading from MNC amounting to $264,053. As of December 31, 2011, amounts due from MNC was $25,383.

(iii)	In October 2009, PT Linktone entered into another cooperation agreement with MNC whereby MNC agreed to promote PT Linktone’s products, programs or content on three television stations owned by MNC — PT Rajawali Citra Televisi Indonesia (“RCTI”), PT Cipta Televisi Pendidikan Indonesia (“MNC TV”) and PT Global Informasi Bermutu (“Global TV”). As compensation, RCTI, MNC TV and Global TV each receive a percentage of the revenue generated when customers used the short code suffix specific to their respective television program. PT Linktone also provides SMS services, such as SMS polling for each television station’s entertainment programs, in exchange for a percentage of the revenues generated by such services. The term of this agreement is five years from the date of the agreement. From September 1, 2010 to December 31, 2010, PT Linktone paid each of MNC TV and Global TV $0.1 million. In 2011, PT Linktone paid each of MNC TV and Global TV $0.7 million. Revenue generated from our cooperation with RCTI during these periods were insignificant.

(iv)	Short-term investments

On December 20, 2010, the Group purchased secured notes issued by Aerospace Satellite Corporation Holding (“Aerospace Satellite”), a wholly owned subsidiary of Sky Vision (an affiliate of MNC), for consideration of $20,000,000. The secured notes are traded on Singapore Exchange Ltd., due November 16, 2015, bear interest at a rate of 12.75% per annum, and are payable semi-annually in arrears. The secured notes are guaranteed by Sky Vision. The fair value of the secured notes as of December 31, 2010 of $19,800,000 was based on the quoted market price on December 31, 2010. The corresponding interest of $318,750 has been recorded in interest income. The Group sold the notes in 2011 and realized a gain of $1,110,646.

In 2011, the Group purchased 357 million common shares of PT Global Mediacom TBK. (controlling shareholder of MNC), through the open market, at an average price of IDR826 ($0.095) per share. Net unrealized gain of available-for-sale investment included in other comprehensive income amounted to $4,453,157 for the year ended December 31, 2011.

(v)	Credit facility

In October 2010 and May 2011, a bank in Singapore extended to the Group’s subsidiary, Innoform, a term loan of SGD2 million and a credit facility with a total facility limit of SGD10 million ($7.7 million) and a

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

sub-limit of SGD3 million ($2.3 million) for overdraft facility. The facilities are secured by a corporate guarantee from MNC. As of December 31, 2011, the Group utilized $4.3m of the credit facility and $1.0 million of the term loan was outstanding.

29 Commitments and contingencies

(a) Operating lease commitments

The Group rents offices under operating lease agreements. As of December 31, 2011, the net aggregate minimum future lease payments under non-cancelable operating leases are as follows:

$
2012	633,298
2013	536,307
2014	295,577

Total	1,465,182

As of December 31, 2011, the Group had no operating lease commitments beyond 2014.

For the years ended December 31, 2009, 2010 and 2011, the Group incurred total office rental expense of $893,398, $760,982 and $677,569, respectively.

(c) Significant legal proceedings

On April 30, 2010, Yangzhou, as the plaintiff, filed two lawsuits against Unilink and Linktone Internet (See Note 8).

30 Subsequent events

Subsequent to the year ended December 31, 2011, the Company sold 169 million shares of Global Mediacom for $28.3 million, and recorded a gain on sale of investment of $12.2 million. The proceeds from the sale were utilized to purchase 599 million common shares of PT Bhakti Investama Tbk, for $28.2 million. PT Bhakti Investama Tbk is the controlling shareholder of Global Mediacom, MNC and the Company.

In addition, the Shanghai arbitration committee ruled against one of the Group’s VIEs in the PRC, and enforced a payment of $0.1 million pursuant to a claim by a VAS content partner in 2009. The Group had made a provision for this amount in the year ended December 31, 2011.

31 Additional information — Condensed financial statements of the Company

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings after certain appropriations to statutory reserves, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these and other restrictions under PRC laws and regulations, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of cash, dividends, loans or advances. The restricted portion amounted to $44.2 million and $40.2 million, or 29% and 25%, of the Company’s total consolidated net assets as of December 31, 2010 and 2011, respectively. Even though the Company currently does not require any such dividends, loans or advances from its PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from our PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends or distributions to the Company’s shareholders.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

The condensed financial statements of the Company are presented below.

a) Condensed balance sheets

		As of December 31,
	Note	2010	2011
		$	$
Assets
Current assets:
Cash and cash equivalents		16,729,503	5,506,797
Short-term investments		26,120,600	38,434,951
Deposits and other current assets		273,986	477,863

Total current assets		43,124,089	44,419,611
Investments in subsidiaries and VIEs	d	74,948,558	74,547,895
Due from subsidiaries and VIEs		14,038,501	21,874,218
Other long-term assets		252,190	140,103

Total assets		132,363,338	140,981,827

Liabilities and shareholders’ equity
Current liabilities:
Accrued liabilities and other payables		267,128	851,646

Total current liabilities		267,128	851,646
Due to subsidiaries and VIEs		11,686	300,000

Total liabilities		278,814	1,151,646

Shareholders’ equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 421,130,130 shares issued and outstanding as of December 31, 2010 and 421,130,130 shares issued and 410,422,650 outstanding as of December 31, 2011)		42,113	42,144
Additional paid-in capital		137,581,956	137,745,875
Treasury stock		—	(1,425,204)
Accumulated other comprehensive income:
Unrealized gain on investment in marketable securities		2,376,723	4,453,157
Cumulative translation adjustments		9,306,938	10,973,973
Accumulated losses		(17,223,206)	(11,959,764)

Total shareholders’ equity		132,084,524	139,830,181

Total liabilities and shareholders’ equity		132,363,338	140,981,827

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

b) Condensed statements of operations and comprehensive income/ (loss)

	Year ended December 31,
	2009	2010	2011
	$	$	$
Net revenues	—	—	—
Cost of revenue	—	—	—

Gross profit	—	—	—
Total operating expenses	(1,260,418)	(2,070,580)	(1,325,077)
Gain on recovery of bad debt/(Provision for impairment)	431,873	(1,139,810)	110,425

Loss from operations	(828,545)	(3,210,390)	(1,214,652)
Equity in profit (loss) of subsidiaries and VIEs, net	186,179	2,315,416	182,134
Interest income	—	—	1,088,391
Other income (expenses), net	753,258	316,249	(69,604)
Dividend income from available-for-sales securities	—	—	314,300
Gain on sales of short-term investments	—	—	4,962,873

Income (loss) before tax	110,892	(578,725)	5,263,442
Income tax expense	—	—	—

Net income (loss)	110,892	(578,725)	5,263,442
Other comprehensive income (loss)
Foreign currency translation adjustment	(145,899)	2,089,651	1,739,259
Unrealized gain on investments in marketable securities	437,250	1,939,473	2,076,434

Comprehensive income	402,243	3,450,399	9,079,135

c) Condensed statements of cash flows

	Year ended December 31,
	2009	2010	2011
	$	$	$
Net cash used in operating activities	(1,286,268)	(1,984,322)	59,372
Net cash used in investing activities	(36,621,700)	(41,980,867)	(9,886,907)
Net cash (used in) provided by financing activities	(438,160)	31,164,425	(1,395,171)

Net decrease in cash and cash equivalents	(38,346,128)	(12,800,764)	(11,222,706)
Cash and cash equivalents, beginning of year	67,876,395	29,530,267	16,729,503

Cash and cash equivalents, end of year	29,530,267	16,729,503	5,506,797

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

e) Commitments, long term obligations and guarantees

The Company does not have any significant commitments, long-term obligations or guarantees as of any of the years presented, except for those disclosed in the consolidated financial statements (Note 29).