Form 20-F
period 2012-12-31
LINKTONE LTD
filed 2013-04-26
CIK 1270532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

For the transition period from __________ to ____________

Commission file number: 000-50596

LINKTONE LTD.

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

39 MacTaggart Road
Singapore 368084
(Address of principal executive offices)

Peck Joo Tan
39 MacTaggart Road, Singapore 368084
Phone: 65-6848 1212; Fax: 65-6848 1133
Email: pjtan@ltongroup.com
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

NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 408,018,820 ordinary shares, par value US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes [   ]  No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934. Yes [   ]  No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [   ]  No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-Accelerated Filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [   ]                                Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [   ] No [X]

TABLE OF CONTENTS

INTRODUCTION			5
PART I			5
	Item 1.	Identity of Directors, Senior Management and Advisers	5
	Item 2.	Offer Statistics and Expected Timetable	5
	Item 3.	Key Information	5
	Item 4.	Information on the Company	34
	Item 4A.	Unresolved Staff Comments	62
	Item 5.	Operating and Financial Review and Prospects	62
	Item 6.	Directors, Senior Management and Employees	87
	Item 7.	Major Shareholders and Related Party Transactions	93
	Item 8.	Financial Information	95
	Item 9.	The Offer and Listing	96
	Item 10.	Additional Information	96
	Item 11.	Quantitative and Qualitative Disclosures About Market Risk	108
	Item 12.	Description of Securities Other than Equity Securities	109
PART II			110
	Item 13.	Defaults, Dividend Arrearages and Delinquencies	110
	Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	110
	Item 15.	Controls and Procedures	111
	Item 16A.	Audit Committee Financial Expert	111
	Item 16B.	Code of Ethics	112
	Item 16C.	Principal Accountant Fees and Services	112
	Item 16D.	Exemptions from the Listing Standards for Audit Committees	112
	Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	112
	Item 16F.	Change in Registrant’s Certifying Accountant	113
	Item 16G.	Corporate Governance	113
PART III			114
	Item 17.	Financial Statements	114
	Item 18.	Financial Statements	114
	Item 19.	Exhibits	114

	Exhibit 4.29
	Exhibit 4.30
	Exhibit 4.31
	Exhibit 4.32
	Exhibit 4.33
	Exhibit 4.34
	Exhibit 4.35
	Exhibit 4.36
	Exhibit 4.37
	Exhibit 4.38
	Exhibit 4.39
	Exhibit 4.40
	Exhibit 4.41
	Exhibit 4.42
	Exhibit 4.43
	Exhibit 4.44
	Exhibit 4.45
	Exhibit 4.46
	Exhibit 4.47
	Exhibit 4.48
	Exhibit 4.49
	Exhibit 4.50
	Exhibit 4.51
	Exhibit 4.52
	Exhibit 4.53
	Exhibit 8.1
	Exhibit 12.1
	Exhibit 12.2
	Exhibit 13.1
	Exhibit 13.2
	Exhibit 15.3
	Exhibit 15.4
	Exhibit 15.5

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012.

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

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.  Key Information

A.  Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects.” The following data as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012 has been derived from our audited consolidated financial statements for those years and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data as of December 31, 2008, 2009 and 2010 and for the years ended December 31, 2008 and 2009 has also been derived from our audited consolidated financial statements for those years, which are not included in this annual report. Our audited financial statements for the foregoing periods were prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.

All amounts below are in U.S. dollars, except for share number data.

	For the year ended December 31,
	2008	2009	2010	2011	2012
	$	$	$	$	$
Statements of Operations and Comprehensive Income Data:

Gross revenue from non-related parties	67,025,802	61,516,694	69,878,417	55,742,117	44,112,572
Gross revenue from related parties	—	700,000	1,829,608	4,935,056	2,038,304
Sales tax	(2,520,119)	(2,303,289)	(2,087,121)	(1,591,748)	(808,257)
Net revenue	64,505,683	59,913,405	69,620,904	59,085,425	45,342,619
Cost of revenue	(33,837,630)	(38,941,272)	(47,137,394)	(36,202,433)	(29,101,245)
Gross profit	30,668,053	20,972,133	22,483,510	22,882,992	16,241,374

Operating expenses:
Product development	(3,177,071)	(3,316,507)	(2,811,783)	(3,230,445)	(3,204,485)
Selling and marketing	(13,130,513)	(9,318,469)	(8,377,743)	(8,566,257)	(7,191,373)
General and administrative	(9,901,474)	(8,220,999)	(12,325,334)	(12,638,207)	(14,330,485)
Reversal of contingent consideration payable	—	—	—	1,618,816	—
Provision for impairment	—	(2,068,127)	(1,102,265)	—	(9,928,373)
Gain on bad debts recovery	—	—	—	110,425	—
Total operating expenses	(26,209,058)	(22,924,102)	(24,617,125)	(22,705,668)	(34,654,716)
Other operating income	—	—	—	5,277,173	35,045,012
Income (loss) from continuing operations	4,458,995	(1,951,969)	(2,133,615)	5,454,497	16,631,670
Interest income, net of financial expenses (1)	1,728,654	1,614,575	2,278,593	2,398,065	1,282,336
Other income, net of other expenses	384,553	431,005	701,884	(264,934)	(639,663)
Other-than-temporary impairment loss on investments	(1,476,937)	—	—	—	—
Net income (loss) from continuing operations before income tax	5,095,265	93,611	846,862	7,587,628	17,274,343
Income tax expense	(786,057)	(579,270)	(1,439,261)	(1,299,981)	1,260,608
Net income (loss) from continuing operations	4,309,208	(485,659)	(592,399)	6,287,647	18,534,951
Income (loss) from discontinued operations	(20,807,008)	596,551	315,256	—	—
Net income (loss)	(16,497,800)	110,892	(277,143)	6,287,647	18,534,951
Net income attributable to non-controlling interest	—	—	(301,582)	(1,024,205)	1,630,853
Net income (loss) attributable to the the shareholders of the Company	(16,497,800)	110,892	(578,725)	5,263,442	20,165,804
Earnings (loss) per share:
Basic:
Continuing operations	0.01	(0.00)	(0.00)	0.01	0.05
Discontinued operations	(0.05)	0.00	0.00	0.00	0.00
Total net income (loss)	(0.04)	0.00	(0.00)	0.01	0.05
Diluted:
Continuing operations	0.01	(0.00)	(0.00)	0.01	0.05
Discontinued operations	(0.05)	0.00	0.00	0.00	0.00
Total net income (loss)	(0.04)	0.00	(0.00)	0.01	0.05
Weighted-average number of ordinary shares:
Basic	374,285,807	420,677,724	420,980,146	420,041,022	409,190,082
Diluted	374,847,328	420,677,724	420,980,146	420,088,521	409,813,841
Statements of Cash Flows Data:
Cash flows from:
Operating activities of continuing operations	7,970,372	546,684	(11,296,430)	(11,864,607)	(5,297,395)
Operating activities of discontinued operations	(10,799,804)	4,395,367	—	—	—
Investing activities of continuing operations	(12,887,561)	(6,480,967)	(12,775,028)	(7,082,935)	611,876
Investing activities of discontinued operations	(16,210)	—	—	—	—
Financing activities of continuing operations	57,359,539	(438,160)	2,811,052	(142,161)	60,687

(1)	Interest income includes $85,594, nil and nil from related parties for the years ended December 31, 2010, 2011 and 2012, respectively.

	As of December 31,
	2008	2009	2010	2011	2012
	$	$	$	$	$

Balance Sheet Data:
Cash, cash equivalents and restricted cash	81,593,823	79,477,153	59,449,183	41,524,906	35,041,672
Short-term investments	14,372,646	19,702,747	33,809,913	56,584,958	90,318,579
Accounts receivable, net	15,245,030	11,838,597	15,491,479	17,048,783	14,287,247
Due from related parties	7,984,450	10,812,178	2,398,114	2,375,450	1,756,401
Tax refund, other receivables and other current assets	7,827,173	5,488,297	10,605,859	7,366,663	7,704,554
Inventories	—	—	2,304,716	1,881,749	1,848,552
Property and equipment, net and non-current assets held for sale	1,031,543	530,769	12,615,968	12,010,310	11,760,831
Goodwill, intangible assets and other long-term assets	15,348,053	12,577,791	54,601,488	51,403,411	41,696,736
Total assets	143,402,718	140,427,532	191,276,720	190,196,230	204,414,572

Total liabilities	15,192,667	11,536,511	37,569,112	27,720,209	29,244,020
Non-controlling interests	—	—	21,623,084	22,645,840	19,817,255
Net assets	128,210,051	128,891,021	132,084,524	139,830,181	155,353,297

Capital stock	137,602,238	137,880,965	137,624,069	136,362,815	136,038,778

Exchange Rate Information

Our business is currently primarily conducted in and from China, Singapore and Indonesia in their respective currencies — Renminbi (RMB), Singapore dollar (SGD) and Indonesian rupiah (IDR). In this annual report, all references to Renminbi or RMB, Singapore dollar or SGD and rupiah or IDR are to the legal currencies of China, Singapore and Indonesia, respectively, and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. The conversion of RMB, SGD and IDR into U.S. dollars in this annual report are based on the middle rate between buying and selling as published by the People’s Bank of China of the People’s Republic of China, or PRC, the Development Bank of Singapore and Bank Indonesia, respectively. For reader convenience, this annual report contains translations of (1) some Renminbi to U.S. dollar amounts at US$1.00: RMB6.3086, (2) some Singapore dollar to U.S. dollar amounts at US$1.00: SGD1.2238 and (3) some rupiah to U.S. dollar amounts at US$1.00: IDR 9,613, all of which were the middle rates for the respective currencies on December 31, 2012. The published middle rate on April 22, 2013 was US$1.00 : RMB6.2378, US$1.00 : SGD1.2372 and US$1.00 : IDR9,714. We make no representation that any Renminbi, Singapore dollar, rupiah or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or such currencies, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth the average middle rates for Renminbi, Singapore dollars and Indonesian rupiah expressed as per one U.S. dollar for the years 2008, 2009, 2010, 2011 and 2012:

		Average (1)
Year	RMB	SGD	IDR
2008	6.9451	1.4134	9,465
2009	6.8310	1.4526	10,408
2010	6.7695	1.3434	8,996
2011	6.4588	1.2561	8,776
2012	6.3115	1.2460	9,395

(1)	Determined by averaging the middle rate between buying and selling rates on the last business day of each month during the relevant period.

The following table sets forth the high and low middle rates for the Renminbi, Singapore dollar and Indonesian rupiah expressed as per one U.S. dollar during the past six months.

	RMB		SGD		IDR
Month Ended	High	Low	High	Low	High	Low
October 31, 2012	6.3283	6.2829	1.2321	1.2175	9615	9569
November 30, 2012	6.2926	6.2679	1.2271	1.2199	9635	9559
December 31, 2012	6.3142	6.2288	1.2239	1.2183	9671	9592
January 31, 2013	6.3090	6.2185	1.2374	1.2208	9753	9625
February 28, 2013	6.2916	6.2774	1.2423	1.2360	9708	9606
March 31, 2013	6.2852	6.2167	1.2513	1.2365	9743	9671

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

In China, we offer all of our China-based telecom value-added services, or VAS, to users through three principal mobile phone and fixed line network operators in China, China Mobile Communications Corporation, or China Mobile, China United Telecommunications Corporation, or China Unicom, and China Telecom Group, or China Telecom, which service substantially all of China’s approximately 1,100 million mobile phone subscribers at the end of December 2012. As of December 2012, China Mobile had approximately 703 million mobile subscribers, or 63.9% of the mobile phone service market in China, China Unicom had approximately 233 million mobile subscribers, or 21.2% of the mobile phone service market in China, and China Telecom had approximately 156 million mobile subscribers, or the remaining 14.2% of the mobile phone service market in China. Given their dominant market position, our negotiating leverage with China Mobile, China Unicom and China Telecom is limited. For 2010, 2011 and 2012, we derived approximately 52.4%, 70.7%, and 69.0% respectively, of our China gross revenue from China Mobile and are, therefore, particularly dependent on that operator.

Our services are provided pursuant to contracts that we have with the national offices of the operators, as well as several of their provincial and local affiliates. Each of these contracts is non-exclusive, and has a limited term (generally one or two years). We usually renew these contracts or enter into new ones when the prior contracts expire, but on occasion the renewal or new contract can be delayed by periods of one month or more. The terms of these contracts vary, but the operators are generally entitled to terminate them in advance for a variety of reasons or, in some cases, for unspecified reasons at their discretion. For example, several of our contracts with the operators can be terminated if:

·	we fail to achieve performance standards which are established by the applicable operator from time to time;

·
we breach our obligations under the contracts, which include, in many cases, the obligation not to deliver content that violates the operator’s policies and applicable law, and exclusivity provisions prohibiting us from offering services which are the same as the services we provide to any other telecommunications service providers;

·	the operator receives high levels of customer complaints about our services; or

·	the operator sends us written notice that it wishes to terminate the contract at the end of the applicable notice period.

In Indonesia, we offer our VAS services through nine mobile network operators, principally the three largest — PT Telekomunikasi Selular, or Telkomsel, PT Indosat Tbk, or Indosat, PT XL Axiata Tbk, or XL. Given their dominant market position, our negotiating leverage with Telkomsel, Indosat and XL is limited. In 2010, 2011 and 2012, our revenue from VAS in Indonesia represented 2.5%, 13.5% and 4.9% of our total revenue, respectively, and we are particularly dependent on Telkomsel, which contributed approximately 61%, 68% and 42% of our VAS revenue from Indonesia in those years, respectively.

Our services in Indonesia are provided pursuant to contracts that we have with the operators. Each of these contracts is non-exclusive and has a limited term (generally one year). As in China, we usually renew these contracts or enter into new ones when the prior contracts expire, but on occasion the renewal or new contract can be delayed by periods of one month or more. The terms of these contracts vary, but the operators are generally entitled to terminate them in advance for a variety of reasons or, in some cases, for unspecified reasons at their discretion. For example, several of our contracts with the Indonesia-based operators can be terminated after three notifications from the operators if:

·	we make or produce content that is outside the content category determined in the contract;

·	we engage in abuse or fraud in relation to any user content and/or customer service; or

·
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

For example, in response to policy directives from China’s Ministry of Industry and Information Technology, or MIIT, China Mobile, China Unicom and China Telecom introduced significant changes to their operating policies in recent years. These policy changes by the operators negatively affected our revenue and profitability from 2G, 2.5G and audio-related services in 2010, 2011 and 2012. In response to measures taken by MIIT, in November 2009 China Mobile, China Unicom and China Telecom implemented a series of measures targeting to eliminate offensive or unauthorized content, including pornographic content, on Wireless Application Protocol (referred to as WAP in this annual report) sites in China, and suspended the ability of all of their third party WAP service providers, including our company, to charge for services, including services that do not contain offensive or unauthorized content. This suspension is still effective, and as a result, the only revenues we receive from WAP services are from customers who registered with us prior to the suspension. Furthermore, in 2010 China Mobile, China Unicom and China Telecom implemented additional measures in order to further improve user experience for mobile handset embedded services, including requiring additional notices to, and confirmations by, users before purchasing wireless VAS that are embedded in mobile handsets. The operators also began requiring SMS short codes, which are special telephone numbers shorter than full telephone numbers that are widely used for ordering VAS and other activities such as voting in television program contests, to be more tailored to the specific service offering or service partner (previously, a single SMS short code could be used for multiple service offerings or partners). We do not expect the measure on WAP services to materially adversely impact our revenue and profitability given that our revenue from WAP services has not been significant, but the measures on mobile handset embedded services and SMS short codes negatively affected our revenue and profitability from data-related services in 2010, 2011 and 2012. Moreover, subsequent changes to the operators’ procedures starting in March 2010 have caused our revenue from Interactive Voice Response, or IVR, services to significantly decline since that time.

In addition, in October 2011, the Indonesia Telecommunication Regulatory Board, or BRTI, issued a circular which prohibits VAS providers such as us from promoting premium SMS or other content, services and contests through unsolicited SMS messages or broadcasts, which limits our ability to promote our services. The circular also required existing customers to re-register with service providers in order to continue to receive VAS. As a result, our revenue from Indonesia has been, and is expected to continue to be, adversely affected by this circular. The government conducted a public review in December 2012 for the purpose of reviewing proposed amendments prepared by the BRTI to amend existing telecom regulations in response to public complaints against operators of premium messaging services and to provide legal certainty following the issuance of the October circular.  The draft amendments propose to impose additional requirements and restrictions on VAS providers.  However, to date the government has not issued the revised regulation.   These amendments may impose additional requirements and restrictions on our business. For more information please refer to Item 4. “Government Regulation — Indonesia — Telecommunication Industry Related Regulations.” Any future changes to telecom regulations or the operators’ policies and procedures, or in the way they are enforced, could result in a material and adverse effect on our revenue, profitability and financial condition.

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

In China and Indonesia, we do not collect fees for our services from the operators in a number of circumstances, including if:

·
the delivery of our service to a customer is prevented because his or her phone is turned off for an extended period of time, the customer’s prepaid phone card has run out of value or the customer has ceased to be a customer of the applicable operator;

·	the operator experiences technical problems with its network that prevent the delivery of our services to the customer;

·	we experience technical problems with our technology platform that prevent delivery of our services;

·	the customer refuses to pay for our service due to quality or other problems; or

·	the customer is being quarantined by the telecom operator for some reason.

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

Because the operators do not supply us with revenue and transmission information on a service-by-service basis, we can only estimate our actual gross revenue and our cost of revenue by service type, and which of our services are or may be profitable, all of which make it difficult to analyze the factors affecting our financial performance.

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

China Mobile generally charges us a service fee of 15.0% to 30.0% of the revenue generated by our services. China Unicom and China Telecom have implemented a sliding scale system whereby the percentage of gross revenue received by the service provider can range from 39.0% to 85.0% and 59.0% to 85.0%, respectively, depending on customer usage, revenue and other performance criteria. In 2012, we received on average 82.0%, 75.0% and 61.0%, respectively, of the gross revenue from China Mobile, China Unicom and China Telecom. Moreover, to the extent that the number of messages sent by us over each operator’s network in most provinces exceeds the number of messages our customers send to us, we must pay per message network fees, which decrease in several provinces as the volume of customer usage of our services increases. The number of messages sent by us will exceed those sent by our users, for example, if a user sends us a single message to order a game but we in turn must send that user several messages to confirm his or her order and deliver the game itself. We cannot be certain that we will be able to satisfy these criteria in the future or that the operators will keep the criteria at their current levels. In addition, in China, the operators, through most of their provincial and local offices, charge us services fees and network fees even when a customer defaults in payment to the operators for our services. Our gross margins are reduced as a result of these charges, and any future increase in the operator’s network fees and service charges will likely reduce our gross margins further.

In Indonesia, our revenue sharing arrangement with telecom operators generally uses a three-tiered system: if we are considered a Class A content provider, the revenue share is 40% for the telecom operator and 60% for us; a Class B content provider, 50% for the telecom operator and 50% for us; a Class C content provider, 60% for the telecom operator and 40% for us. To be considered a Class A content provider, our revenue must be at least IDR100 million (US$11,000) per month; a Class B content provider, more than IDR50 million (US$5,500) but less than IDR100 million (US$11,000) per month; Class C content provider, IDR50 million (US$5,500) or less. Although Telkomsel, Indosat and XL all currently consider us a Class A content provider, there is no guarantee that we will qualify as a Class A content provider in the future. If we do not qualify as a Class A content provider, our revenues generated by our services in Indonesia may be materially affected.

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

During 2010, 2011 and 2012, some of the VAS offered by our affiliated entities received lower ranks for certain quarters which reduced our revenue in those periods. If the services offered by our affiliated entities fail to achieve a satisfactory ranking in the future, the service fees we may charge for these services may be restricted, which would adversely affect our revenue and profit margin.

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

For the years ended December 31, 2010, 2011 and 2012, the variation between our actual revenue and prior estimates was 1.6%, 3.3% and 3.5%, respectively, of our gross revenue.

We face intense competition in the VAS markets in China and Indonesia.

The Chinese market for VAS is intensely competitive, and is changing rapidly. We compete principally with three groups of VAS providers in China:

·	dedicated service providers similar to Linktone whose business focus is to offer a variety of telecom content directly to mobile and fixed-line phone users;

·	the national Internet portal operators in China, which offer Internet access and content aggregation services on a nationwide basis in addition to telecom services; and

·	niche service providers, which focus primarily on a particular market segment or application that often builds on a pre- existing sector competency.

In addition, we also face growing competition from China Mobile, China Unicom and China Telecom as they increase their offerings of VAS.

The Indonesian market for VAS is also fiercely competitive. There are over 30 service providers in Indonesia, many of whom are expanding their content and have a more established brand and market position in comparison to our company. Some of our competitors offer VAS which are similar to our portfolio of services, while others focus on particular categories of services. We focus on launching 3G services and leveraging the broad range of content provided by the GMC Group, but we cannot be certain that such services and content will be appealing to customers. In addition, while we believe that the number of users of VAS, in particular for mobile games and ringback tones, have been increasing rapidly in Indonesia, certain types of services such as SMS subscriptions has experienced slower growth in recent periods as the markets for such services mature. Moreover, a number of Internet and web portal operators offer similar content for free in Indonesia. To compete against such providers, we develop mobile applications that contain our content menu, which enables customers to simply click the items that they want and we will charge them for the content. Such applications can be downloaded by a customer into his or her mobile handset, or we can embed them into mobile handsets by cooperating with handset makers or distributors. We share our revenue with the handset makers, which tends to lower our margins for the services we sell in Indonesia.

A substantial portion of our revenue is derived from the relatively wealthier coastal and southern provinces in China, and the termination or alteration of our contracts with the operators or a general economic downturn in those areas could have a particularly adverse effect on our business.

Per capita income levels and mobile phone penetration rates (i.e., the number of mobile subscribers divided by the population of China) in China are generally higher in the coastal and southern provinces, such as Guangdong, Shangdong, Liaoning, and Zhejiang provinces, as well as the municipalities of Shanghai and Beijing, which are among our top revenue generating locales.

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

Although to date we have generated the major portion of our revenue within the PRC, we are in the process of implementing our long-term strategy to enter other markets in Asia to expand our geographic coverage and our range of product and service offerings. In 2009, we recorded revenue of $0.7 million from providing VAS and related market and technical services in Indonesia to PT Infokom Elektrindo, or Infokom, an affiliate of PT Global Mediacom Tbk, or GMC, our controlling shareholder. GMC, its subsidiaries and affiliates are hereinafter collectively referred to as GMC Group.

Subsequently in June 2010, we purchased a mandatory convertible bond, or MCB, issued by PT Inti Idaman Nusantara, or IDN, which has been renamed PT Linktone Indonesia, or PT Linktone, from Starlight Ltd, or Starlight, a United Arab Emirates company, for a total consideration of $13.2 million. In September 2010, we converted the bond into new shares of PT Linktone representing 51% of its outstanding share capital (the remaining 49% interest in PT Linktone is owned by MNC and MIMEL), and we now conduct all of our VAS activities in Indonesia through PT Linktone. We had revenue of $1.8 million, $8.2 million and $2.2 million from PT Linktone’s provision of VAS in Indonesia in 2010, 2011 and 2012 respectively. The purpose of the acquisition was in line with our expansion strategy in the region.

We are also continuously looking for other opportunities to leverage the extensive media resources and relationships with content providers of GMC Group. As part of this initiative, we and PT Media Nusantara Citra Tbk, or MNC (through its wholly owned subsidiary, MNC International Middle East Limited, or MIMEL) acquired 50% and 25%, respectively, of the share capital of InnoForm Media Pte. Ltd., or InnoForm, in March 2010. In June 2010, we subscribed for additional new shares of InnoForm, as a result of which we and MNC (through MIMEL) hold 75% and 12.5% of the equity interest of InnoForm, respectively.  For additional discussion, see Item 7.B. “Related Party Transactions.”

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

We have very limited experience, however, operating in markets outside of China and in managing non-VAS businesses. These initiatives may cause us to become increasingly subject to various risks relating to conducting business abroad, including:

·	political and economic instability in countries where we offer our products and services;

·	different user preferences and usage habits with respect to VAS and other services, and consumption of video, audio and print content in other markets;

·	different or changing policies and procedures of operators;

·	legal or regulatory restrictions;

·	potentially negative consequences from changes in tax laws;

·	fluctuations in currency exchange rates;

·	difficulty in staffing and managing widespread operations;

·	differing protection of intellectual property; and

·	difficulties in collecting accounts receivable because of distance and different legal rules.

Our future growth and profitability may be materially and adversely affected if we cannot adequately manage these and any other risks which arise in connection with our international expansion. We may also be subject to impairment charges if the value of any of our overseas investments declines, as discussed in the foregoing risk factor.

We rely on an affiliate of GMC in operating a material portion of our VAS business in Indonesia, and the termination or alteration of our arrangements with such entity, including our use of its short codes, could materially adversely affect our business and results of operation.

We rely on an affiliate of GMC, Infokom, in operating a material portion of our VAS business in Indonesia where customers access VAS through numerical codes shorter than telephone numbers, or short codes, that are registered with the telecom operators. These short codes are used by customers to order VAS and take other actions such as voting in television program contests. In 2010, MNC transferred the ownership of one short code to PT Linktone and we are currently in the process of registering PT Linktone’s ownership of this short code with the telecom operators. Nonetheless, a material portion of our VAS business depends on an agreement with an affiliate of GMC, Infokom. Under this agreement, Infokom, has assigned the rights to use three of its short codes to PT Linktone in exchange for a fee equal to 10% of the revenues generated through the use of such short codes, net of the telecom operators’ fees. Infokom in turn has cooperative agreements regarding the registration of such short codes with the telecom operators. We have no direct contracts with such operators with respect to Infokom’s short codes. Because PT Linktone does not own Infokom’s short codes, but merely has the right to use such short codes, we depend on Infokom to keep its contracts with the operators in effect and to remit revenue from the operators to us for the use of such short codes.  If Infokom does not maintain its contractual arrangements with the telecom operators or decides to stop providing short codes to us or charges us increased fees for the use of such short codes, we may be unable to enter into such contracts directly with the operators or to obtain new short codes from alternate sources. In any such case, our business and results of operations may be materially adversely affected.

Our expansion into the entertainment and edutainment products distribution market through our acquisition of InnoForm may not be successful.

InnoForm primarily sells home entertainment products such as VCDs, DVDs, Blu-ray discs and video-on-demand, including movies, television programs and educational videos, to consumers in Singapore, Malaysia, Indonesia, Hong Kong and Vietnam. Its operating results have varied significantly in the past, and may vary significantly in the future due to a number of factors that could have an adverse impact on the business. Thus, the operational and financial results of this acquisition may differ from our expectations.

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

In addition, commencing in mid-2010, overall sales of entertainment and edutainment products in InnoForm’s markets have declined, which has adversely affected the revenue of InnoForm and other industry participants. This decline has resulted from a number of factors, many of which are beyond our control, including a proliferation of illegal free-to-download quality video websites and increasing penetration of high-speed broadband in major cities, particularly in Singapore. As a result, we expect that viewers will consume more video content online. Other factors which have adversely affected InnoForm’s business and results of operations include:

·	high rental rates in Southeast Asian cities which has caused many retailers to decrease the number of outlets they operate;

·	the availability of parallel-imported video products from lower-cost countries such as China, Malaysia and Indonesia;

·	consistent with the industry trend worldwide, relatively slower sales of DVDs;

·	a reluctance among many major content producers, such as Hollywood movie studios, to change their distributors which limits InnoForm’s ability to increase market share;

·	increasing competition from online portals, movie theaters and other forms of entertainment and education; and

·	increasing costs to acquire desirable content.

In addition, InnoForm also obtains all of its entertainment and edutainment content from third parties, and its cost of acquiring such content has been increasing in recent years which has, and may continue to, negatively impact its profitability and liquidity.

We are focusing on broadening InnoForm’s distribution network to include new media digital platforms which will allow customers to buy home entertainment products online and consume video content via online and wireless devices. We can provide no assurance that these efforts will be successful or that they will generate sufficient sales to offset the ongoing decline in sales of physical discs. We cannot be certain that, if we are able to launch our online commerce and video services, such services will be able to compete with other websites which offer online video content, particularly those which offer content in violation of copyright protections and may allow downloads for free or at significantly lower prices than we can charge.

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

We began commercially offering VAS in China in 2000 while PT Linktone, previously known as IDN, began offering VAS in Indonesia in 2009. Over the last several years, the technologies and services used in the VAS industry in these markets have developed rapidly. As a result of this rapid and continual change in the industry, you should consider our prospects in light of the risks and difficulties frequently encountered by companies in an early stage of development. These risks include our ability to:

·
attract and retain users for our VAS, especially for our 2.5G and audio-related services, in the face of increasing penetration of 3G phones that are replacing 2G and 2.5G phones to which our VAS offerings cater;

·
attract and retain users for our VAS in relation to mobile online games which have increased in 2011 following our acquisition of a 50.01% interest in Letang Game Limited, or Letang, a private Chinese company specializing in the development of mobile games and PC games, in January 2010;

·	expand the content and services that we offer and, in particular, develop and aggregate innovative new content and service offerings, and sources of revenue which are not dependent on the operators;

·	procure effective distribution channels to promote our services;

·	respond effectively to rapidly evolving competitive and market dynamics and address the effects of mergers and acquisitions among our competitors;

·	maintain, expand and enhance our relationships with international media companies and other strategic partners and to generate meaningful returns from such partnerships; and

·	increase awareness of our brand and user loyalty.

In both China and Indonesia, we have commenced offering 3G services although we have limited experience offering these types of services. Because of our limited experience commercially offering such services, we may not be able to offer services which are attractive to 3G users in a timely manner or at all. Our inability to successfully capture opportunities in the 3G market could materially and adversely affect our operating results.  Due to above factors, there can be no certainty that we will maintain or increase our current share of the highly competitive market in which we operate.

The success of some of our VAS is significantly dependent on our ability to obtain, customize and localize desirable content and technology from third parties and distribute our services effectively.

We are increasingly obtaining much of our VAS content, including wireless games, e-reading, music, news and other content such as popular radio or television programs, from third parties. Furthermore, we expect that we will license technology in connection with our development of next generation services. As the market for VAS develops, content and technology providers and distribution channel providers have increased their profits from these distribution and localization arrangements by demanding a greater share of revenue or other fees, which has adversely affected our financial performance, including adversely affecting our revenue and gross margin in 2012.

Many of our arrangements with content and technology providers as well as distribution channel providers are non- exclusive, short-term and subject to renewal. If our competitors are able to provide or distribute such content in a similar or superior manner or to license the same technologies, it could adversely affect the popularity of our services and our negotiating leverage with third party providers. In addition, lack of effective distribution channels has adversely affected our revenue from 2.5G services in 2011 and 2012.

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

We have made acquisitions and formed strategic alliances in the past. Some of the companies we acquired have not performed as well as we expected, and required significant further capital input and attention from our management. We also have terminated or restructured certain strategic alliances. For example, we recognized an impairment provision of $1.3 million in 2010 related to a loan receivable in connection with our partnership to distribute U.S. Major League Baseball content. Nevertheless, if we are presented with appropriate opportunities, we may continue to acquire businesses, technologies, services or products or enter into strategic alliances which are complementary to our core VAS business in the future, but may also present similar challenges. For example, a consolidated affiliate, Shanghai Weilan Computer Co., Ltd. (“Weilan”), acquired a controlling interest in Letang in January 2010. In addition, we and MNC (through MIMEL) acquired in the aggregate 87.5% of the share capital of InnoForm in March 2010 and June 2010, and in June 2010 we acquired mandatory convertible bonds that were converted into new shares of PT Linktone representing 51% of its outstanding share capital, as described above.  In May 2012, our subsidiary PT Linktone acquired Okezone.com, one of the largest news portals in Indonesia, from a related party.

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

We incurred significant net losses until the first quarter of 2003 and began incurring net losses again in the first quarter of 2007 until the fourth quarter of 2008 during which time we were implementing our cross-media strategy which involved significant expenses. We also incurred a net loss for the fourth quarters of 2009 and 2010, the second quarter of 2011 and the fourth quarter of 2012. We could incur significant net losses in the future due to changes in the market, operating environment and competitive dynamics and our ability to respond to those changes, as well as any possible new strategic initiatives launched by our company. If we do not sustain profitability, the market price of our ADSs may decline.

We have been required to record charges to earnings because the value of certain of our assets was deemed to have been impaired, and we may record such charges in future periods.

We are required by U.S. GAAP to review our receivables, short-term investments, intangible assets, goodwill and other assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. We recorded an impairment charge of $2.5 million in 2009 related to the goodwill for our PC game business, which was caused by a downward revision in expected future cash flow for that business resulting from market competition, and an impairment of $1.3 million in 2010 in connection with our partnership to distribute U.S. Major League Baseball content, as noted above. In 2012, we recorded a goodwill impairment charge of $9.9 million in relation to our China VAS and media content reporting units due to the challenging business outlook for our VAS business in China and for DVD sales in Asia. Please refer to Item 5. “Operating and Financial Review and Prospects — Results of Operations” and “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates.” We may be required to record similar impairment charges in the future if we determine that the value of our assets is impaired.

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

We, through our affiliate Weilan, acquired a controlling interest in Letang in January 2010 in order to accelerate our presence in the mobile games market. However, our mobile games business has a short operating history, and our prior efforts to develop an in-house mobile game development team were not successful. As a result, there is limited financial data that can be used to evaluate our mobile games business and its potential to generate revenues in the future. We cannot assure you that we will be successful in developing our mobile games business, which will depend, among other things, on our ability to:

·	respond to market developments, including the development of new platforms and technologies, and changes in pricing and distribution models;

·	maintain and diversify our distribution channels, including through China Mobile and the other telecommunications operators and handset manufacturers;

·
develop new high-quality mobile games that can achieve significant market acceptance, and timely improve our existing mobile games to extend their life spans and to maintain their competitiveness in the mobile games market;

·
supplement our internally developed mobile games by acquiring mobile games from third-party mobile games developers or cooperating with third-party mobile games developers to jointly develop mobile games;

·	develop and upgrade our technologies;

·
successfully manage the mobile advertising revenues that we receive through third party Internet companies or mobile advertisements aggregators such as AdMob and Chartboost, which only pass on to us a certain percentage of any advertising revenues generated; and

·	execute our business and marketing strategies successfully.

In addition, the mobile games market is an emerging market in the PRC and Indonesia. The growth of this market and the level of demand and market acceptance of our mobile games are subject to many uncertainties. The development of this market and our ability to derive revenues from this market depend on a number of factors, some of which are beyond our control, including but not limited to:

·	the growth rate of mobile data services in the PRC and Indonesia;

·	changes in consumer demographics, tastes and preferences;

·	changes in handset platform technologies and mobile games distribution channels;

·	potential competition from established companies that develop and operate personal computer-based online games and may enter the mobile online games market; and

·	the popularity and price of new mobile games and merchandise and premium features embedded in games that we and our competitors may launch and distribute in the future.

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

Our social commerce business has a short operating history, and the social commerce market in Indonesia is subject to many uncertainties.

We, through our subsidiary PT Linktone, acquired Okezone.com in May 2012, which is an online news and entertainment portal in Indonesia.  However, our social commerce business has a short operating history, and, as a result, there is limited financial data that can be used to evaluate our social commerce business and its potential to generate revenues in the future. We cannot assure you that we will be successful operating this business, which will depend, among other things, on our ability to:

·
successfully compete for readers’ attention in a crowded market against portal operators such as detik.com, kompas.com, viva.co.id and an increasing number of news aggregator services such as plasamsn.com, lintas.me and yahoo.com;

·
successfully manage the online advertising revenues that we receive through Google AdSense and other Internet advertising networks that only pass on to us a certain percentage of any advertising revenues generated; and

·	successfully manage our staffing costs in a labor-intensive industry.

Due to the uncertainties in connection with our social commerce business, we cannot guarantee that it will contribute significantly to our future revenues. Our failure to successfully develop this business could have a material adverse effect on our business, financial condition and results of operations.

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

It is difficult to plan for capital requirements in our rapidly changing industry. We may need additional capital for our future acquisitions, service development, technological infrastructure and sales and marketing activities. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

·	investors’ perceptions of, and demand for, securities of VAS companies;

·	conditions of the U.S. and other capital markets in which may seek to raise funds;

·	our future results of operations, financial conditions and cash flows;

·	governmental regulations of foreign investment in VAS companies;

·	economic, political and other conditions in the PRC, Indonesia and other countries in which we operate; and

·	governmental policies relating to foreign currency borrowings.

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

·
develop and quickly introduce new services, adapt our existing services and maintain and improve the quality of all of our services, particularly as new mobile technologies such as 3G or 4G are introduced;

·	effectively maintain our relationships with the operators and our other partners;

·	expand the percentage of our revenue which are recurring and are derived from monthly subscription based services;

·	develop sources of revenue which are not dependent on the operators;

·	enter into and maintain relationships with desirable content providers;

·
continue training, motivating and retaining our existing employees and attract and integrate new employees, including our senior management, some of whom have been with our company for less than one year;

·	develop and improve our operational, financial, accounting and other internal systems and controls; and

·	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. securities laws, is complete and accurate.

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

We are a holding company with assets consisting primarily of cash generated from our initial public offering in March 2004 and issuance of new shares to MNC in April 2008, as well as our equity interests in our subsidiaries. See Item 4. “Information on the Company — History and Development of the Company.” Our internal source of funds has been derived almost exclusively from dividend payments from our subsidiaries after they receive dividends and payments from our subsidiaries and affiliated VIE entities. We are likely to lose all or part of our sources of funds if those entities are restricted from paying dividends to us, except for interest and dividends we earned on our fixed deposits and short-term investments which totaled $1.0 million in 2010, $2.9 million in 2011 and $1.9 million in 2012 and any capital gains from the sale of investments recognized by our company. See also “— Any changes to our tax incentives could have a material adverse effect on our operating results. Our foreign ADS holders may be subject to PRC withholding tax on the dividends payable by us and upon gains realized on their sales of our ADSs if we are classified as a PRC “resident enterprise” below.”

Under Chinese law, Linktone Consulting, Huitong, Linktone Internet, Xintong, Wang You, Linktone Software and Ruida are required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are established to offset losses and for other general purposes under Chinese law and they are not distributable as cash dividends. If further restrictions on payments of dividends by our subsidiaries are implemented under Chinese law, our ability to receive cash dividends from these entities could be materially and adversely effected.

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

Our revenue and results of operations have varied in the past and may continue to fluctuate in the future. Many of the factors that cause such fluctuation are outside our control such as the changes in the policies of the operators and the enforcement of these policies. Steady revenue and results of operations will depend largely on our ability to:

·	attract and retain users in the increasingly competitive VAS markets in China and Indonesia;

·	successfully implement our business strategies; and

·
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

We rely on a combination of copyright, trademark and trade secrecy laws and contractual restrictions on disclosure to protect our intellectual property rights. We have registered 265 trademarks with China’s Trademark Office, and are in the process of applying for 15 additional trademarks in China. We have also obtained 72 copyright certificates in China for certain cartoons and images and 55 copyright certificates for computer software. We have no trademarks registered in the other markets in which we operate, including Indonesia. Our efforts to protect our proprietary rights may not be adequate and effective to prevent infringement or misappropriation of our intellectual property rights, particularly in China where the laws may not protect our proprietary rights as fully as in the United States. Monitoring unauthorized use of our services is difficult and costly, and we cannot be certain that the steps we take will effectively prevent misappropriation of our technology and content. For example, competitors could copy one or more of our downloadable icons, and we may not become aware of the infringement in a timely manner or at all or be able to take effective action to enforce our rights.

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

Since the second half of 2008, global credit and capital markets, particularly in the United States and Europe, have experienced generally difficult conditions, and many of the world’s major economies experienced slow or negative growth from 2009 through 2012. These challenging market conditions have resulted in reduced liquidity, greater volatility, widening of credit spreads, lack of price transparency in credit markets, a reduction in available financing and lack of market confidence. These factors, combined with declining business and consumer confidence and increased unemployment in the United States and elsewhere in the world, have precipitated a global economic slowdown. Given the dramatic change in the overall credit environment and economy, it is difficult to predict how long these conditions will exist and the extent to which we may be affected. The uncertainty and volatility of credit and capital markets and the overall economy has had and may continue to have an adverse effect on our business. Furthermore, there can be no assurance that measures implemented by governments around the world to stabilize the credit and capital markets and new financial and economic policies, rules and regulations in jurisdictions where we operate will improve market confidence and the overall credit environment and economy. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. In addition, our plan to expand our business internationally may be adversely affected by an economic downturn in the countries or regions where we plan to expand our business. As a result, prolonged disruptions to the global credit and capital markets and the global economy may materially and adversely affect the Chinese economy and in the other markets where we offer our products and services, consumer spending in such markets and our business, results of operations, financial condition, prospect and future expansion plans.

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

From 1994 to July 21, 2005, the conversion of Renminbi into foreign currencies, including U.S. dollars, was based on exchange rates published by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign exchange market rates in China and current exchange rates on the world financial markets. During that period, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the Renminbi was revalued and allowed to fluctuate by reference to a basket of foreign currencies, including the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a band against a basket of foreign currencies. As a result, as of December 31, 2012, the Renminbi has appreciated significantly against the U.S. dollar since July 2005. There remains significant international pressure on the PRC government to adopt a substantially more liberalized currency policy, which could result in a further and more significant appreciation in the value of Renminbi against the U.S. dollar. Further revaluations of Renminbi against the U.S. dollar may also occur.

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

We may be classified as a passive foreign investment company, or PFIC, by the U.S. Internal Revenue Service, or IRS, for United States federal income tax purposes. Such characterization could result in adverse United States federal income tax consequences to you if you are a U.S. investor. For example, U.S. investors who owned our shares or ADSs during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances.

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

If we are a PFIC in any year with respect to a U.S. Holder (as defined below), the U.S. Holder will be required to file an annual information return on IRS Form 8621 regarding distributions received on our shares or ADSs and any gain realized on the disposition of our shares or ADSs. In addition, under recently enacted U.S. tax legislation, if we are a PFIC U.S. Holders will be required to file an annual information return (also on IRS Form 8621) relating to their ownership of our shares or ADSs.  Although the IRS has updated Form 8621 to include a new Part I, Summary of Annual Information, to reflect this filing requirement, pursuant to Notice 2011-55 and the instructions to the Revised Form 8621, completion of that part is not required until the underlying Treasury Regulations are published. Prior to filing their annual income tax returns, U.S. Holders should consult their tax advisers regarding whether additional guidance has been issued with respect to this reporting requirement, and if so, how to comply with such guidance.

For further discussion of the adverse United States federal income tax consequences of our possible classification as a PFIC, see Item 10.E. “Additional Information — Taxation — United States Federal Income Taxation.”

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

We are subject to the reporting obligations under the U.S. securities laws, and are required by the Securities and Exchange Commission, or the SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, to include a report of management on the effectiveness of our internal control over financial reporting. In addition, if we become an “accelerated filer” as such term is defined in the U.S. Securities Exchange Act of 1934, or the Exchange Act, our independent registered public accounting firm would be required to report on the effectiveness of our internal control over financial reporting in future annual reports on Form 20-F. Our management has concluded that our internal controls were not effective as of December 31, 2012 due to a material weakness related to revenue recognition for new business streams established in 2012 by our China operations as well as a material weakness in our financial statements reporting process, including revenue recognition, due to resource constraints in an Indonesian subsidiary, PT Linktone. A material weakness is a control deficiency, or a combination of deficiencies, that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected.

Although we believe that the consolidated financial statements included in this Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flow for the periods presented in conformity with U.S. GAAP, we cannot be certain that any remedial measures we take will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future or will be sufficient to address and eliminate these material weaknesses. Our independent registered public accounting firm may also identify additional weaknesses or deficiencies in the course of its ongoing assessment of our internal controls. Remedying these material weaknesses that have been identified, and any additional deficiencies, significant deficiencies or material weaknesses that our independent registered public accounting firm may identify in the future, could require us to incur additional costs, divert management resources or make other changes. We have taken various remedial steps to address the material weaknesses referenced above as discussed in detail in this annual report under Item 15. Any delay or failure to design and implement new or improved controls, or difficulties encountered in their implementation or operation, could harm our operating results, cause us to fail to meet our financial reporting obligations, or prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud. Disclosure of our material weaknesses, any failure to remediate such material weaknesses in a timely fashion or having or maintaining ineffective internal controls could cause investors to lose confidence in our reported financial information, which could negatively impact the market price of our ADSs.

We are controlled by GMC, whose interests may differ from other shareholders.

GMC currently holds approximately 60.6% of our outstanding ordinary shares. Accordingly, it has control in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval. In addition, without the consent of GMC, we may be prevented from entering into transactions that could be beneficial to us. The interests of GMC may differ from the interests of the other shareholders.

We may not be able to collect our loans to PT Cakrawala Alam Semesta, and such arrangements could be deemed to be in violation of existing or future Indonesian regulations on foreign investment in fixed time deposits.

During the period from July to November 2009, we extended loans in the aggregate principal amount of US$35.0 million to PT Cakrawala Alam Semesta, or Cakrawala, an Indonesian company controlled by us through contractual arrangements and treated as our VIE for accounting purposes. Cakrawala is owned by two of GMC Group’s employees. See Item 5. “Operating and Financial Review and Prospects — Our Corporate Structure” for information regarding such contractual arrangements. Cakrawala places the money we loaned to it in fixed time deposits with Indonesian banks. Such deposits can only be made by domestic Indonesian entities, and we established this VIE arrangement with Cakrawala to take advantage of favorable interest rates on fixed time deposits in Indonesia. Such fixed time deposits were in U.S. dollars in 2009, and in February 2010 we converted approximately US$15 million into Indonesian rupiah. Since these VIE arrangements may not be as effective as direct ownership in providing us control over Cakrawala, in the event that Cakrawala fails to perform its obligations under our loan agreement with it, we may incur a loss on this loan or costs to enforce these arrangements. In 2010, Cakrawala partially repaid the loans. As at December 31, 2012, the outstanding loan balance was US$13.9 million.

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

Our VIE arrangements with Cakrawala and PT Innoform could be deemed to be in violation of existing or future Indonesian regulations.

Our VIE arrangements with Cakrawala and PT Innoform could be deemed in violation of existing Indonesia regulations on foreign investments in Indonesia. Indonesian Investment Law Number 25 of 2007, or the Indonesian Investment Law, prohibits the registered shareholder of a foreign investment company and a domestic investment company from entering into agreement and/or issuing a statement to confirm a nominee arrangement for shares ownership, whereby an individual or legal entity is holding shares in a company for and on behalf of another individual or legal entity, in a foreign investment company or domestic investment company. Such agreement and/or statement will be deemed as null and void.  Since our contractual arrangements with Cakrawala and PT Innoform do not contain any statement that the current registered shareholders are acting on our behalf or that we are the owner of the shares in Cakrawala or PT Innoform, we believe that the contractual arrangements that we have entered into with Cakrawala and PT Innoform do not constitute nominee arrangements. However, should the Indonesian authorities deem the contractual arrangements that we have made with either Cakrawala or PT Innoform to constitute a nominee arrangement prohibited by the Indonesian Investment Law and declares such arrangement null and void, our interest in the investments held by Cakrawala and PT Innoform could be materially and adversely affected.

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

A worsening of the outbreak of the H7N9 bird flu (avian influenza), any recurrence of the outbreak of severe acute respiratory syndrome, or SARS, the H1N1 strain of swine influenza, the H5N1 or another strain of bird flu or another widespread public health problem could adversely affect our business and results of operations.

In March and April 2013, an outbreak of the H7N9 strain of avian influenza has caused a number of human infections, including fatalities, in and around Shanghai, where our main offices in China are located, and other parts of China.  Any worsening of the H7N9 outbreak or the outbreak of another strain of avian influenza such as H5N1, any renewed outbreak of SARS or the H1N1 strain of swine influenza or another widespread public health problem in China, where a material amount of our revenue is derived, could have a negative effect on our operations. In addition, in the past there have been confirmed human cases of avian influenza in Indonesia, Vietnam, Iraq, Thailand, Turkey and Cambodia and swine influenza in PRC, Japan, Korea and other countries which have proven fatal in some instances. If such an outbreak or any other similar epidemic were to spread in China or Indonesia, or other markets in which we operate, it may adversely affect our business and operating results.

Our operations may be impacted by a number of health-related factors, including the following:

·	quarantines or closures of some of our offices which would severely disrupt our operations;

·	the sickness or death of our key officers and employees; and

·	a general slowdown in the Chinese or Indonesian economy or in any of the other markets where we operate directly or through strategic partnerships.

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

The Cayman Islands courts are also unlikely:

·	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

·	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

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

If we are unable to adapt our strategy successfully and maintain and enhance our relationships with the surviving operators, our competitive position in the market may be adversely affected. In particular, the launch of 3G mobile technologies could radically alter or even eliminate the market for SMS or 2.5G (including multimedia messaging services, or MMS, WAP and Java games), which are services with which we are more familiar. Having evaluated market opportunities for 3G services in China, we have recently started to offer 3G mobile games. As 3G or other standards develop in China, we may determine in the future to further expand our service offerings, which may not be successful given our limited experience in offering such services in China.

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

Although VAS are subject to general regulations regarding telecommunication services, we believe that currently there are few Chinese laws at the national level specifically explicitly governing VAS, such as our services related to SMS, MMS, WAP and audio-related services. Many providers of VAS have obtained various VAS licenses. Although Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu have obtained inter-provincial VAS licenses issued by MIIT or its local counterpart, we cannot be certain that other local or national VAS license requirements will not be imposed or will not conflict with each other or that any given license will be deemed sufficient by the relevant governmental authorities for the provision of this category of service. It is also possible that new national legislation might be adopted to regulate such services.

If we or our subsidiaries or affiliates are found to be in violation of any existing or future Chinese laws or regulations regarding VAS or Internet access which is discussed in the following risk factor, the relevant Chinese authorities have the power to, among other things:

·	levy fines and prohibit new product and service offerings;

·	confiscate our income or the income of our subsidiaries and affiliates;

·	revoke our business license or the business license of our subsidiaries and affiliates;

·	shut down our servers or the servers of our subsidiaries and affiliates and/or blocking any websites that we operate; and

·	require us to discontinue any portion or all of our VAS business.

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

Because a material portion of our operations are conducted in China, our business and prospects may be materially and adversely affected by any deterioration in China’s macroeconomic environment. There is a possibility that China’s economic growth rate may materially decline in the near future, which may have adverse effects on our financial condition and results of operations. In the first quarter of 2009, China’s gross domestic product slowed to as low as 6.2%. A number of factors contributed to this slowdown, including appreciation of the RMB, which adversely affected China’s exports, and tightening macroeconomic measures and monetary policies adopted by the PRC government aimed at preventing overheating of China’s economy and controlling China’s high level of inflation. The slowdown was further exacerbated by the global crisis in the financial services and credit markets that began in 2008 and the on−going European debt crisis, which have resulted and might continue to result in extreme volatility and dislocation of the global capital markets. Although the growth rate of China’s gross domestic product accelerated and reached 9.1% in 2011, the growth rate has since slowed down to 7.6% in the first half year of 2012 and 7.4% in the third quarter of 2012. In addition, China lowered the target growth rate for its gross domestic product to 7.5% for 2013. It is uncertain whether China’s current economic growth is sustainable and whether the slower growth that China’s economy experienced in 2009 could return in the near future. Although we are uncertain about the extent to which the recent global financial and economic crisis and potential rapid slowdown of China’s economic growth may impact our business in the short term and long term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by any ongoing global economic downturn or slowdown of China’s growth rate.

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

Certain of our subsidiaries and affiliated Chinese entities enjoy tax exemptions and reduced tax rates, which increase our net income. See Item 5. “Operating and Financial Review and Prospects — Taxation.” The new PRC Enterprise Income Tax law, or the new EIT law, which became effective on January 1, 2008, generally provides grandfather treatment for companies entitled to preferential tax exemptions granted prior to such effective date but requires annual assessment for exemptions previously granted to high and new technology enterprises. The high and new technology enterprise status is valid for a period of three years from the date of issuance of the certificate and is subject to an annual self-review process whereby a form is submitted to relevant tax authority for approval to use a preferential income tax rate. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a high and new technology enterprise, such status will be terminated from the year of such change. Yuan Hang passed its assessment as a high and new technology enterprise in 2011 and is entitled to a preferential tax rate of 15% in 2011, 2012 and 2013. Huitong renewed its status as a high and new technology enterprise in 2012 and is entitled to a preferential tax rate of 15% in 2012, 2013 and 2014. Two of our affiliate entities, Cosmos and Beijing Ojava, enjoyed a preferential tax rate of 15% in 2009, 2010 and 2011 as high and new technology enterprises. In 2012, neither company qualified as a high and new technology enterprise and their applicable tax rate was 25%. Lian Fei did not qualify as a high and new technology enterprise due to not meeting the requirement for research and development activities, and its applicable tax rate in 2010, 2011 and 2012 was 25%. Letang qualified as a comic and animation enterprise in 2010 and was therefore entitled to a two year national and local tax exemption followed by three years of 50% reduction in national and local income tax rates. Our future results could be materially and adversely affected if we are not able to maintain similar preferential tax treatment.

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

Because we may be treated as a “resident enterprise,” any dividends paid to the corporate shareholders or shareholders appearing as corporate entities on the share registers of Linktone which are considered “non-resident enterprises” may be subject to withholding income tax and the value of the investment in our shares or ADSs may be materially and adversely affected.

Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC citizen employees or us to fines and other legal or administrative sanctions.

On March 28, 2007, the PRC State Administration of Foreign Exchange, or SAFE, promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Share Option Plan of Overseas-Listed Company, or the Share Option Rule.  On February 15, 2012, SAFE issued the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Company, or the Stock Incentive Plan Rule, which replaced the Share Option Rule.  Under the Stock Incentive Plan Rule, PRC citizens who are granted share options or other employee equity incentive awards by an overseas publicly-listed company are required, through a qualified PRC agent or a PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures related to the share options or other employee equity incentive plans.  Although we have registered our equity compensation plans with SAFE in accordance with these requirements, we cannot provide any assurance that we or our employees who are PRC citizens will continue to be able to satisfy the registration requirements under the Stock Incentive Plan Rule. In particular, if we and/or our employees who are PRC citizens fail to comply with the provisions of the Stock Incentive Plan Rule or any other related law, rule or regulation issued by SAFE or other PRC government agencies in the future, we and/or our employees who are PRC citizens may be subject to fines and legal sanctions imposed by SAFE or other PRC government agencies, as a result of which our business operations and equity compensation plans could be materially and adversely affected.

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

The economy of China has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning in recent years to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD. These differences include:

·	economic structure;

·	level of government involvement in the economy;

·	level of development;

·	level of capital reinvestment;

·	control of foreign exchange;

·	methods of allocating resources; and

·	balance of payments position.

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

On August 8, 2006, six PRC regulatory agencies, namely, MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or CSRC, and SAFE jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended in June 2009. The M&A Rules established, among other things, additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance when a foreign investor acquires equity or assets of a PRC domestic enterprise. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies whose shares are publicly traded in the United States, is registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB. As a PCAOB registered firm, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and relevant professional standards. Our auditor engages its network firms in China to audit our Chinese subsidiaries and variable interest entities, or VIEs, and China is a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. The inability of the PCAOB to conduct inspections of the China-based affiliate of our independent registered public accounting firm operating in China makes it more difficult to evaluate the effectiveness of such network firm’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of the PCAOB inspections.

In December 2012, the SEC commenced administrative proceedings in the U.S. against the Chinese affiliates of five global accounting firms, including our independent registered public accounting firm, for their failure to respond to the SEC’s request to produce audit work papers and other documentation relating to certain U.S.-listed Chinese companies under investigation by the SEC for potential accounting fraud. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the Chinese affiliates of the five global accounting firms. However, the Chinese affiliate of our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC is one of the five accounting firms named in the SEC’s proceedings. While we cannot predict the outcome of the SEC’s proceedings, if the Chinese affiliates of the five global accounting firms are barred, temporarily or permanently, from practicing before the SEC, we may not be able to meet our reporting obligations under the Exchange Act, which may ultimately result in our de-registration by the SEC and de-listing from NASDAQ. Furthermore, any negative news about the proceedings against the Chinese affiliates of the five global accounting firms may erode investor confidence in U.S.-listed companies operating in China , which could adversely affect the market price of our shares.

Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations which could adversely affect our ability to operate our business effectively or at all.

In order to meet China’s restrictions and requirements on foreign investment in telecommunications and Internet services in China, as of December 31, 2012, we maintained control over the following affiliated Chinese entities which are each owned by our current and/or former employees and are treated as our VIEs for accounting purposes:

(i)	Shanghai Weilan Computer Co., Ltd., or Weilan;

(ii)	Shanghai Unilink Company Ltd., or Unilink;

(iii)	Shenzhen Yuan Hang Technology Co., Ltd., or Yuan Hang;

(iv)	Beijing Cosmos Digital Technology Co., Ltd., or Cosmos;

(v)	Hainan Zhong Tong Computer Network Co., Ltd., or Zhong Tong;

(vi)	Beijing Lian Fei Wireless Communication Technology Co., Ltd., or Lian Fei;

(vii)	Shanghai Qimingxing E-commerce Co., Ltd., or Qimingxing;

(viii)	Beijing Ojava Wireless Information Technology Co. Ltd., or Beijing Ojava;

(ix)	Zhong Qing Wei Lian Cultural Communication Co., Ltd., or Wei Lian;

(x)	Beijing Lianyu Interactive Technology Development Co., Ltd., or Lianyu;

(xi)	Shanghai Ling Yu Cultural and Communication Co., Ltd., or Ling Yu;

(xii)	Shanghai Lang Yi Advertising Co., Ltd., or Lang Yi;

(xiii)	Beijing Xian Feng Li Liang Co., Ltd., or Xian Feng;

(xiv)	Letang; and

(xv)	Nanjing Xuanyou Cartoon Co., Ltd., or Xuanyou.

Under the current shareholding structure, Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu have inter-provincial VAS licenses issued by MIIT, and they offer our services through one or more of the telecommunications network operators in China. Yuan Hang offers services related to our online game business. Xian Feng provides music and reading related content services to network operators. Ling Yu, Wei Lian and Lang Yi have been dormant since 2010. Letang and Xuanyou offer services related to our mobile games business.

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

We may be unable to collect long-term loans to shareholders of our affiliated Chinese entities. The shareholders of our affiliated Chinese entities may also be subject to penalties due to their failure to register the loans with the Chinese authorities, and the effectiveness of the loan agreements may be challenged as a result.

As of December 31, 2012, we had provided long-term interest-free loans with an aggregate outstanding balance of approximately RMB114.0 million to shareholders of our affiliated Chinese entities for the purpose of investing in our affiliated Chinese entities as registered capital and to make payments to the selling shareholders from whom we acquired certain of our affiliated Chinese entities for settlement of purchase price consideration pursuant to applicable acquisition agreements. The term of these loans in each case is 10 years, renewable at our sole discretion for a term of our choosing. The shareholders of our affiliated Chinese entities can only repay the loans by transferring to us or our designees all of their equity interest in the respective affiliated Chinese entity. Please refer to the table under Item 5. “Operating and Financial Review and Prospects — Arrangements with Consolidated Affiliates — China — Loan Agreements.” We expect that we will continue to be involved in and provide additional financial support in the future to the extent allowed by the Sarbanes-Oxley Act of 2002 and other applicable laws.

Because of uncertainty associated with Chinese law, ultimate enforcement of the loan agreements is uncertain.

Since the loan agreements were entered into between a foreign lender and Chinese borrowers, such loans are considered as “foreign debts” under Chinese law.  As a result, the shareholders of our affiliated Chinese entities, as the borrowers, are required to register the foreign debts with the competent foreign exchange authorities.   However, none of the shareholders has completed the registration because, in practice, such registration is not open to individual borrowers.  Without such registration, the effectiveness of the loan agreements may be challenged, and the shareholders may be subject to penalties including a fine of up to 30% of the loan amount in each case.  Furthermore, since we are a foreign entity, the loans should be extended to the shareholders in a foreign currency rather than in RMB.  As all the loans were extended to the shareholders by our subsidiaries in RMB rather than in a foreign currency, the loan arrangements could be deemed illegal foreign exchange swaps under Chinese law and the parties involved could be subject to certain foreign exchange liabilities.   Any penalties imposed by the Chinese authorities due to the foregoing could have a material adverse effect on our financial condition and operating results.

We depend upon contractual arrangements with our affiliated Chinese entities for the success of our business. These arrangements may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.

Because we are restricted by the Chinese government from owning telecommunications and Internet operations in China, we depend on our affiliated Chinese entities, Weilan, Unilink, Yuan Hang, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava, Lianyu and Xian Feng, in which we have no direct ownership interest, to provide those services through contractual agreements with the operators. These arrangements may not be as effective in providing control over our operations as direct ownership of these businesses. For example, our affiliated Chinese entities could fail to take actions required to operate our business, such as entering into content development contracts with potential content suppliers or service contracts with the operators in China. Moreover, the fees for our services are paid by the operators directly to our affiliated Chinese entities, which are then obligated at our request to transfer substantially all or some of such fees to one of our wholly owned subsidiaries, Shanghai Linktone Consulting Co., Ltd., or Linktone Consulting, Shanghai Huitong Information Co., Ltd., or Huitong, Shanghai Linktone Internet Technology Co., Ltd., or Linktone Internet, Shanghai Linktone Software Co., Ltd., or Linktone Software, Wang You Digital Technology Co., Ltd., or Wang You, Beijing Ruida Internet Technology Co., Ltd., or Ruida, and Shanghai Xintong Information Technology Co., Ltd. or Xintong. If our affiliated Chinese entities fail to perform their obligations under these agreements, we may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under Chinese laws. The Chinese laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede our ability to enforce these contractual arrangements, or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and materially and adversely affect our results of operations and the financial position. For example, in the event that one of our Chinese VIEs fails to perform its obligations under our loan agreement with it, we may incur a loss on this loan or costs to enforce these arrangements.

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

Our registered office is located at M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our principal executive offices are located at 39 MacTaggart Road, Singapore 368084.  Our telephone number is +65-6848-1212.

For more information on the history and development of our company, see Item 5. “Operating and Financial Review and Prospects — Our Corporate Structure” and “Operating and Financial Review and Prospects — Arrangements with Consolidated Affiliates.”

The following diagram shows the current organizational structure of our principal subsidiaries and affiliated Chinese entities as of March 31, 2013:

Linktone Ltd. Incorporated in the Cayman Islands
Brilliant Concept Investments Ltd. 100% Owned Subsidiary; Incorporated in the British Virgin Islands
Linktone Media Limited 100% Owned Subsidiary; Incorporated in Hong Kong
Noveltech Enterprise Limited 100% Owned Subsidiary; Incorporated in Hong Kong
Shanghai Linktone Software Co., Ltd. 100% Owned Subsidiary; Incorporated in China
Ojava Overseas Ltd. 100% Owned Subsidiary; Incorporated in British Virgin Islands
Linktone International Limited 100% Owned Subsidiary; Incorporated in United Arab Emirates
Wang You Digital Technology Co., Ltd. 100% Owned Subsidiary; Incorporated in China
Shanghai Linktone Consulting Co., Ltd. 100% Owned Subsidiary; Incorporated in China
Shanghai Huitong Information Co., Ltd. 100% Owned Subsidiary; Incorporated in China
Shanghai Linktone Internet Technology Co., Ltd. 100% Owned Subsidiary; Incorporated in China
Shanghai Xintong Information Technology Co., Ltd. 100% Owned Subsidiary; Incorporated in China
Beijing Ruida Internet Technology Co., Ltd. 100% Owned Subsidiary; Incorporated in China
InnoForm Media Pte. Ltd. (note 1) 75% Owned Subsidiary; Incorporated in Singapore
PT Linktone Indonesia (note 2) 51% Owned Subsidiary; Incorporated in Indonesia
PC game VIE (note 3) 100% Owned by PRC Individuals affiliated with Linktone; Incorporated in China
Program production VIE (note 4) 100% Owned by PRC Individuals affiliated with Linktone; Incorporated in China
Telecom value-added services VIEs (note 5) 100% Owned by PRC Individuals affiliated with Linktone; Incorporated in China; Holds Value-Added Telecom License
PT Cakrawala Alam Semesta 100% Owned by Indonesian Individuals affiliated with Linktone; Incorporated in Indonesia
Advertising VIE (note 6) 100% Owned by PRC Individuals affiliated with Linktone; Incorporated in China
PT Innoform 100% Owned by Indonesian Individuals affiliated with Linktone; Incorporated in Indonesia
Nanjing Xuanyou Cartoon Co. Ltd. (note 12) 100% Subsidiary Owned: Incorporated in China
Letang Game Limited (note 7) 50.01% Subsidiary Owned by VIE; Incorporated in China
Zhong Qing Wei Lian Cultural Communication Co. Ltd. (note 8) 100% Subsidiary Owned by VIEs; Incorporated in China
Shanghai Ling Yu Culture and Communication Co. Ltd. (note 9) 100% Subsidiary Owned by VIEs; Incorporated in China
Innoform Media (HK) Limited 100% Owned Subsidiary; Incorporated in Hong Kong
Innoform Media (Taiwan) Co. Limited 100% Owned Subsidiary; Incorporated in Taiwan
Innoform Media (M) Sdn. Bhd. 100% Owned Subsidiary; Incorporated in Malaysia
Innoform Entertainment Pte. Ltd. 100% Owned Subsidiary; Incorporated in Singapore
Alliance Entertainment Singapore Pte. Ltd. 100% Owned Subsidiary; Incorporated in Singapore
Innoform Digital Media Pte. Ltd.(note 10) 100% Owned Subsidiary; Incorporated in Singapore
GLD Investment Pte Ltd. (note 11) 98.7% Owned Subsidiary; Incorporated in Singapore
Innoform International Ltd. 100% Owned Subsidiary; Incorporated in Cayman Islands

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

In June 2012, MIL, an indirect wholly-owned subsidiary of MNC, sold its entire shareholding of 245,000,000 shares of our company, comprising approximately 59.9% of our total outstanding shares at the time of such sale, for a consideration of $74.0 million to Global Mediacom International Ltd., or GMI, an investment holding company incorporated in the United Arab Emirates and a wholly-owned subsidiary of GMC.

Our total capital expenditures for 2010, 2011 and 2012 were $0.6 million, $0.4 million and $0.9 million respectively, primarily consisting of the purchase of computer and office equipment. We anticipate that we will have capital expenditures in the next 12 months of approximately $1.3 million for software and technology infrastructure products in connection with our normal maintenance and upgrading routines.

B.	Business Overview

VAS BUSINESS

We provide entertainment-oriented VAS and content to mobile users over the 2G and 2.5G mobile telecommunications networks in China and Indonesia, as well as the 3G mobile telecommunications network in Indonesia. We specialize in the development, aggregation, marketing and distribution of user wireless content and applications for access by China’s 910 million and Indonesia’s 237 million mobile phone users (as estimated at the end of 2012), primarily through three mobile network operators in China — China Mobile, China Unicom and China Telecom — and nine mobile network operators in Indonesia — PT Telekomunikasi Selular, or Telkomsel, PT Indosat Tbk, or Indosat, PT XL Axiata Tbk, or XL, PT Telekomunikasi Indonesia Tbk, PT Bakrie Telecom, PT Hutchison CP Telecommunication, PT Sampoerna Telekomunikasi Indonesia, PT Natrindo Telepon Seluler and PT Smartfren. We also provide certain audio-related services over the fixed and mobile line telecom networks in China and Indonesia.

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

Technologies	Type of User Service and Content
Data-related Services
SMS (2G)	· Monophonic and Polyphonic Ringtones	· SMS Survey
	· Icons and Screen Savers	· SMS Opinion
	· Endless Battle Space Game	· SMS Auction
	· Mobile Pet	· Horoscopes
	· Crystal Ball Fortune Telling Game	· Shio
	· SMS Interactive Television Messaging	· Feng Shui
	· SMS Call TV Quiz	· Luck Tips
	· SMS Info	· Jokes
	· SMS Quiz	· Fan Clubs
	· SMS Polling	· Event-driven or Entertainment News

MMS/WAP/JavaTM (2.5G)	· Customizable Monophonic and Polyphonic Ringtones	· WAP-based Card Games and Games of Chance
	· Color and Animated Icons and Screen Savers	· Television Station WAP
	· JavaTM-based Action, Role- Playing and Adventure Games	· Newspaper/Tabloid/Magazine Mobile Application Version

3G Services	· E-paper/e-reading
· Video-on-demand
· Music track downloads
· Mobile applications, such as radio streaming application

Audio-related Services	· CRBT	· Chat Services
	· IVR Services	· Mobile Novels
	· Music	· Mobile Blogs
	· Sound Effects	· Gossip
	· Jokes	· Lifestyle Advice
· Stories

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

We offer over 990 and 140 ringtones which have been tailor-made for the Chinese and Indonesian markets, respectively, with monophonic as well as polyphonic - which sounds more like real music than the traditional electronic ringing sounds of mobile phones - capabilities. We also offer more than 12,000 icons and screen savers in China and 340 icons and screen savers in Indonesia. These icons and screen savers range in complexity from simple black-and-white images and monochrome color to full color images.

Games. We collaborate with game developers, including Letang, to offer casual, role-playing, action, shooting and racing games to users of mobile devices in China and Indonesia.

TV Polling. In Indonesia, we support MNC’s television shows to allow viewers the chance to win prizes by using their mobile phones to send an SMS during the program. We provide SMS services where users can provide answers to a variety of questions or polls. For example, users can use the SMS service to vote for the contestant they think should win televised talent contests.

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

Games. We offer games based on the JavaTM and BrewTM programming languages, which offer an effective way to create sophisticated 2.5G games. Currently we have about 150 Java games available on China Mobile’s mobile network, including fantasy and adventure games such as King of Pirates, Anti-terrorism Commando, Lightning Aircraft and Tank 2011. We also offer WAP-based card games and games of chance such as blackjack, poker and mahjong, as well as WAP-based versions of our SMS games described above.

News and Entertainment Downloads. Our users can download a variety of event-driven MMS news and entertainment downloads in China and Indonesia. In Indonesia, we cooperate with PT Huawei Tech Investment to provide mobile newspapers using MMS though the network operators Telkomsel, XL and Indosat.

WAP. We offer WAP versions of jokes, news, fan clubs, horoscope services and TV stations.

Mobile Applications. We provide mobile applications, such as BlackBerry applications, to extend print content from newspapers, tabloids and magazines into mobile channels using WAP in China and Indonesia.

3G Services

We offer 3G services in Indonesia, including services such as e-paper/e-reading, streaming services such as video-on-demand (VOD) on tablet devices and smart TVs, music track downloads and also radio streaming on mobile applications and WAP. We are also working with members of the GMC Group to offer newspaper and magazine content via 2.5G and 3G networks and music via mobile devices in Indonesia.

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

MEDIA CONTENT — VIDEO AND AUDIO DISTRIBUTION AND RELATED SERVICES

InnoForm, which is 75% owned by our company and 12.5% owned by MNC (through MIMEL), primarily distributes and sells home entertainment products (VCDs/DVDs/Blu-ray discs) and video-on-demand to consumers in Singapore, Malaysia, Vietnam and Hong Kong. InnoForm also engages in theatrical distribution of movies, karaoke video licensing, karaoke system rental and providing a karaoke-on-demand channel on Pay-TV platforms. InnoForm has wholly owned subsidiaries in Malaysia, Hong Kong, and the Cayman Islands.

Home Entertainment

InnoForm’s home entertainment products include feature films and television series from Hollywood, feature films and television series from Asia, as well as documentaries and educational movies, videos and pre-school edutainment and animation series for children.

Singapore

·
Universal Pictures International Entertainment - InnoForm has an exclusive license from Universal Pictures International Entertainment for the sale and distribution of certain of its home video products (e,g. DVDs and Blu-ray discs). InnoForm pays a minimum guaranteed amount as well as a royalty based on sales revenue earned after it has recouped the minimum guaranteed amount. The licensing contract with Universal Pictures International Entertainment commenced in October 2012 and has a term of two years.

~~·~~
Theatrical Exhibitors - InnoForm has video output arrangements with theatrical exhibitors such as Shaw Renters (Singapore) Pte Ltd, or Shaw Renters, and Golden Village Pictures Pte Ltd, or Golden Village, which grant a sub-license to InnoForm to sell and distribute in Singapore for a period of time the videos of certain movies that these theatrical exhibitors screen in cinemas. The current agreement with Golden Village has a term of two years, commencing from August 2012. The agreement with Shaw Renters is for three years commencing in April 2011.

Malaysia

·
Universal Pictures International Entertainment - InnoForm has also secured an exclusive license from Universal Pictures International Entertainment for the sale and distribution of certain of its home video products (e.g. DVDs and Blu-ray discs) in Malaysia. InnoForm pays a minimum guaranteed amount as well as a royalty based on sales revenue earned after it has recouped the minimum guaranteed amount. The licensing contract with Universal Pictures International Entertainment commenced in October 2012 and has a term of two years.

·
In Malaysia, InnoForm also contracts with smaller, independent studios for a sub-license to sell and distribute in Malaysia videos of certain Western films, Asian and local featured films, pre-school edutainment and animation series for children.

Hong Kong

·	In Hong Kong, InnoForm sub-licenses from distributors for the right to sell and distribute in Hong Kong videos for children’s edutainment, animation series and documentary titles.

Vietnam

·
In Vietnam, InnoForm has an exclusive license from Disney Buena Vista Home Entertainment, Inc (a unit of Walt Disney Studios Home Entertainment) to distribute VCD/DVD/Blu-ray discs through a local agent.  The licensing contract with Buena Vista expired in January 2013 and has not been renewed.

VOD

For movies and other content for which InnoForm has been licensed the video-on-demand rights, InnoForm licenses such content either to Pay-TV channel providers, such as Star TV and Mei Ya, or to the video-on-demand service of Starhub Ltd., or Starhub, a Singapore cable TV network operator. InnoForm also sells content owned by MNC either on a per-program or entire channel basis to Free TV and cable/satellite TV and Internet Protocol Television (IPTV) operators in Singapore, Malaysia and Hong Kong.

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

In addition, Starhub operates a karaoke-on-demand channel on a revenue sharing basis with InnoForm, Starhub and participating record labels. Starhub’s existing subscribers may elect access to this channel either through a monthly subscription or a day-pass. Starhub keeps a certain fixed percentage of the total revenue as the carrier of this channel, InnoForm collects a fixed percentage as an aggregator, and the balance is apportioned to participating record labels according to the frequency of their songs being requested by Starhub subscribers.

Cinemas/Films

In Singapore, Malaysia, Hong Kong and Indonesia, InnoForm also acts as a film distributor and secures distribution rights for certain films on specified platforms such as theatrical, home video, television and Internet. In addition, Innoform acts as a non-exclusive distributor of certain television programs and channels for MNC outside of Indonesia.  The distributorship agreement with MNC expires on December 31, 2015.

MOBILE GAMES

Our acquisition of a majority interest in Letang in January 2010 strengthened our mobile games portfolio and development capabilities. Letang develops games for mobile phone users which can be accessed through the operators’ networks or embedded in the user’s mobile handset by the handset manufacturer. As of December 31, 2012, Letang had 230 internally developed downloadable mobile games that can be played on the major global mobile phone operating systems and platforms including Flash, Java, MTK and Android.

With the build-out of 3G networks which enable real time interactivity and improved data services, we believe mobile online games, which allow users to play Internet-based games via their mobile phones, will become increasingly popular among mobile phone users in the next several years. Letang launched its first multiplayer online role playing game MengHuanFengShen in May 2010, a second game XianMoShiJie in July 2011 and a third game WuXia Online in November 2011. Letang set up its own user service platform “Le Union” in December 2011.  The Android based mobile game Zhanshen Online was launched in October 2012.

Letang either sells the right to use its games to the mobile game operator for a fixed period or an indefinite period of time or enters into a revenue-sharing arrangement with the mobile operator. We currently have licenses or have purchased the right to use a range of games developed by Letang. In 2012, Letang also earned advertising revenue from advertisements placed within its games on the Android platform.

PC GAMES

We, through our affiliated entity, Yuan Hang, offer online casual multi-player games such as billiards, card games and mahjong, which can be played on personal computers, or PCs. PC games are easier to play than typical multi-player online role-playing games and can be played to a conclusion within a short period of time. The basic version of most games are available free-of-charge, and we sell virtual game enhancements, such as options for changing the appearance of the game-play or advanced tools that players can use in the game utilizing our prepaid point system. As of December 31, 2012, we had 95 PC games.

SOCIAL COMMERCE

We, through our subsidiary PT Linktone, manage an online news and entertainment portal, Okezone.com, in Indonesia.  Okezone.com delivers a variety of news content such as general, political, economic news, as well as news articles on lifestyle, celebrities, sports, football, automobiles and technology. This content is delivered online in print as well as through video.  Readers can also access Okezone.com content through their mobile phones. Okezone.com is accessible for free to the general public, and we earn advertising revenue from the display of advertisements on the website as well as advertisements placed inside self-branded applications on mobile devices. User traffic to the portal has increased by almost 54% from the time of the acquisition in May 2012 through December 31, 2012. We have also increased brands and advertising agencies sales through group synergies with MNC.

REVENUE

China is the principal market in which we compete. As described above, our revenue is primarily comprised of data-related services (SMS and 2.5G services including MMS, WAP and Java games), audio-related services including CRBT, IVR services, mobile games and PC games, as well as media content and social commerce following our acquisition of a majority interest in InnoForm in 2010 and our acquisition of Okezone.com in 2012, respectively. Gross revenue for the years ended December 31, 2010, 2011 and 2012 are as follows:

	Year ended December 31,
	2010	2011	2012
	$	$	$
Data-related services
China	35.7	22.4	17.8
Indonesia	1.8	7.5	2.2

	37.5	29.9	20.0
Audio-related services
China	18.7	9.1	9.7
Indonesia	–	–	–

	18.7	9.1	9.7
Media content (Singapore)	12.2	16.9	11.1
Mobile games (China)	2.2	2.6	2.9
PC games (China)	1.1	1.5	1.0
Others	–	0.7	–
Social Commerce (Indonesia)	–	–	1.5
Total revenue	71.7	60.7	46.2

OPERATOR SERVICE AGREEMENTS

China

Following the restructuring of the telecom industry in China, which was completed in 2010, China Mobile, China Unicom and China Telecom became the only telecom operators in China. Given their market presence, our negotiating leverage with these operators is limited, and our business is dependent on maintaining our relationships with them. See Item 3.D. “Risk Factors — Risks Related to Our Business in China — We depend on the principal mobile and fixed line telecommunication network operators in China for delivery of our VAS, and the termination or alteration of our various contracts with any of them or their provincial or local affiliates could materially and adversely impact our business.” Our affiliates, Weilan, Unilink, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava and Lianyu, have entered into service agreements with the national and some provincial and local offices of the operators to offer our various services through their networks. For 2010, 2011 and 2012, we derived approximately 52.4%, 70.7% and 69.0% respectively, of our gross revenues in China from China Mobile.

Indonesia

Our VAS business in Indonesia primarily depends on the three biggest operators, Telkomsel, Indosat and XL Axiata, which together have approximately 90% of the telecom market. In 2012, almost 42% of our revenue generated in that market came from sales of services to Telkomsel’s customers. For the provision of VAS in Indonesia, we have entered into agreements with an affiliate of GMC, Infokom, under which we are authorized to offer our services using short codes owned by Infokom. In turn, Infokom has direct contractual arrangements with the Indonesian telecom operators. After we provide services to users, the telecom operators pay the related revenue, net of their fees, to Infokom who then pays such amount to our subsidiary, PT Linktone. In 2012, PT Linktone directly contracted with several operators – namely, Telkomsel and XL – for the use of a short code that was transferred from MNC to PT Linktone in 2010.

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

Service Fee Arrangements. In China, China Mobile’s provincial operators charge us a service fee in the range of 15.0% to 30.0% of the gross revenue from our SMS, MMS and Java game services (Sichuan province has began to separately charge 30.0% in 2011). We currently pay a service fee equal to 30.0% and 50.0% of the gross revenue from our IVR and CRBT services, respectively, offered through China Mobile’s network. China Unicom and China Telecom have implemented a sliding scale fee arrangement whereby we receive a range of 39.0% to 85.0% and 59.0% to 85.0%, respectively, of the gross revenue depending on customer usage, revenue and other performance criteria. In 2012, we received on average approximately 82.0%, 75.0% and 61.0%, respectively, of the gross revenue, with China Mobile, China Unicom and China Telecom receiving the remaining 18.0%, 25.0% and 39.0%, respectively. If a user does not pay the applicable fees for our services to China Mobile, China Unicom and China Telecom, the operators usually will not pay us for those services. In addition, the operators, through most of their provincial and local offices, charge us service fees and network fees even if a customer defaults in payment to the operators for our services.

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

Network Fees. To the extent that the number of messages sent by us over China Mobile’s network exceeds the number of messages our customers send to us, we must also pay a per message network fee. China Mobile applies a sliding scale charge arrangement at a range of RMB0.05 ($0.008) to RMB0.08 ($0.013) and RMB0.15 ($0.02) to RMB0.2 ($0.03) per message in network fees for SMS and MMS, respectively. Similarly, we pay China Unicom and its provincial affiliates a per message network fee of RMB0.05 ($0.008) to the extent the messages we send exceed the number of messages sent to us by our customers. China Telecom charges RMB0.05 ($0.008) per message network fee.

We do not collect fees for our services from the operators in a number of circumstances, including if:

·
the delivery of our service to a customer is prevented because his or her mobile phone is turned off for an extended period of time, the customer’s prepaid phone card has run out or the customer has ceased to be a customer of the applicable operator,

·	the operators experience technical problems with its network which prevent delivery of our services to the customer,

·	we experience technical problems with our technology platform that prevent delivery of our services,

·	the customer refuses to pay for our service due to quality or other problems, or

·	the customer is being quarantined by the telecom operator for some reason.

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

CONTENT RELATIONSHIPS

Data-related Services

Our content collaborators authorize the inclusion of their content in one or more of our services in return for a royalty or fee on a per-download basis, which we pay directly to the provider. These arrangements are usually non-exclusive, except for our arrangement with Letang which is exclusive. Our agreements with our content collaborators have terms ranging from six months to four years. In addition, some agreements can be renewed by the parties for additional successive terms indefinitely. Our significant content collaborators in China and Indonesia currently include:

·	SMS, MMS, WAP & Java

China

·
We have exclusive licenses from Letang to use some of its games in our services where we pay Letang a percentage of the revenue received for each game. For certain games, we buy the copyrights of these games outright and pay a fixed fee for each copyright.

Indonesia

·	Letang — We have licenses from Letang to use its games in our services in Indonesia where we pay Letang a certain percentage of the revenue received for each game.

·
Television and Radio Stations — We cooperate with three television stations within the GMC Group — RCTI, MNC TV and Global TV and also Global Radio V Radio and Sindo Radio — in order to make their content available to mobile users. We also provide SMS services, such as SMS polling for their entertainment programs. We pay them a percentage of the revenues generated by such services.

·
Print Media (Newspaper/Tabloid/Magazine) — We cooperate with two print media companies within the GMC Group. Pursuant to this cooperation, we support their self-branded mobile applications which allow users to access newspaper and magazine content via mobile phones. We also enable digital access to their content using e-paper/e-reader services embedded on tablet devices. We pay them a percentage of the revenues generated by such services.

·
Talent Management — We cooperate with Star Media Nusantara, a company within the GMC Group, to provide SMS communities for particular artists and talents. These communities offer information and tips, photos and video from the particular artists for their fans. We pay such companies a percentage of the revenues generated by such services.

·
Individual Partners — We have arrangements with several individuals who provide us with content such as fortune-telling, relationship advice, and religious content. We pay such partners a percentage of the revenue generated from such services.

Audio-related Services

·	CRBT

China

·
EQ arts — We are a non-exclusive provider of EQ arts’ catalog of music for WAP, MMS, SMS, CRBT and IVR services. We pay EQ arts a percentage of the profit we earn with respect to the related services. Our agreement with EQ arts expired in December 2012.

·
Livetion —We have an exclusive license with Livetion’s Central Music Platform, or Livetion. Livetion provides a catalog of 105 songs for WAP, MMS, SMS, CRBT and IVR services. Under the agreement, we pay a lump sum amount to use these songs for a period 26 months. Our agreement with Livetion will expire in December 2013.

Indonesia

·
We enter into programs and partnerships with various producers, including Sony Music, Musica and Universal Music, in order to sell CRBT tones exclusively for certain songs, discographies and artist pictures. Our arrangements with these producers vary and can be either on a per project or per artist basis or under one year contracts with automatic renewals.

·	Interactive Voice Response (“IVR”)

China

·	Our IVR products are developed in-house, with a small percentage being outsourced only in the final stage of development.

·
SingSung — We have an agreement with Beijing SingSung Media Technology Co., Ltd., or SingSung, the producer of several radio programs, to provide VAS during the airing of these programs. Under the agreement, we are obligated to pay a deposit amount as well as a percentage of the revenue we receive with respect to the related services after we have recouped the deposit amount. Our current agreement with SingSung expires in August 2014.

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

We have exclusive agreements with the following content collaborators for video in Singapore: Universal Pictures International Entertainment, Golden Village Pictures Pte Ltd, and Shaw Renters (Singapore) Pte Ltd. In Malaysia, we have an exclusive agreement with Universal Pictures International Entertainment.  We also have a non-exclusive distribution agreement with MNC for certain television programs and channels of MNC outside of Indonesia.

We have exclusive agreements with the following content collaborators for the reproduction of karaoke music videos on karaoke systems in Singapore: Asia Muse, EMI, Forward Music, HIM, Ocean Butterflies, Rock Records, Sony Music, Universal Music, Warner, Xiang Cheng, Seed Music and Suria Records.

We also have a revenue sharing arrangement with Starhub for a karaoke-on-demand channel Pay-TV in Singapore.

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

China. As of December 31, 2012, we had approximately 27 sales professionals located in 25 provinces covering six regions, namely northeastern, southern, eastern, northern, northwestern and southwestern China, who work closely with the operators at the provincial and local level. As of December 31, 2012, we also had three sales professionals located in Beijing who work closely with the operators at the head office level.

Indonesia. As of December 31, 2012, we had approximately six sales professionals located in Jakarta who work closely with the operators in that market to promote our services.

Non-Operator Channels

We also focus on non-mobile operator sales and marketing activities, such as:

·	cooperating with manufacturers and designers of mobile handsets to offer our services to purchasers;

·	conducting integrated marketing campaigns with traditional media companies and multi-national corporations;

·	cooperating with radio stations with effective promotion channels to provide wireless services on music downloads, ringtones and news alerts; and

·
cooperating with television stations and other partners to provide wireless services on popular programs, including interactive quizzes and news alerts, through a robust and highly scalable technology platform.

We have also entered into agreements with more than 200 mobile handset manufacturers and handset designers located in China to embed certain of our VAS into their handsets for end-users’ easy access in China and Indonesia. We pay them a percentage of the revenue received from the operators, and our agreements with them are usually non-exclusive and have a term of one to two years. In China, the measures implemented in January 2010 on mobile handset embedded services by China Mobile, China Unicom and China Telecom negatively affected our revenue and profitability from data-related services in 2010, 2011 and 2012. See Item 3.D. “Risk Factors — Risks Related to Our Business in China — Changes in the policies of the operators and in their enforcement of their policies have resulted in our company having to pay additional charges to the operators and have negatively affected our revenue. Further changes could materially and adversely impact our revenue, profitability and financial condition in the future.”

Online Media

In Indonesia, we acquired Okezone.com in May 2012, one of the largest news portals in the country. As of December 31, 2012, we had approximately 14 sales professionals located in Jakarta who work closely with brands and advertising agencies in that market to sell advertising space on Okezone.com’s web pages and in its self-branded mobile applications.

Media Content

Our key distribution channels for media content are video retail stores and cinema chains. We market our video and audio distribution services and content principally through point-of-sale displays, media advertising and promotional events, such as:

·	displaying our products on stands and posters at major retail stores;

·	promoting our products to customers with popular mascots;

·	advertising our products in lifestyle magazines, motherhood magazines, radio, TV and newspapers;

·	bundling our products with those products from hardware suppliers and marketing creative packages, such as Blu-ray/DVD combinations, box sets and special collectors’ editions; and

·	conducting warehouse sales and fairs with major supermarket chains and non-traditional channels.

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

In China, our websites and services are made available primarily through network servers located in the facilities of affiliates of China Mobile, China Unicom, China Telecom, 21ViaNet (China) and CNLink in Beijing. As of December 31, 2012, there were 87 such network servers, running on Linux and Windows operating systems. We lease two shared lines with 100 megabits per second capacity from China Unicom, one shared line with 100 megabits per second capacity from China Mobile and one dedicated line with three megabits per second capacity from CNLink.

In Indonesia, our websites and services are made available primarily through network servers located in Jakarta. We have approximately 66 servers that run on the Linux and Windows operating systems to cover portal, SMS, WAP, database and reporting. Our network connection is directly connected into the Indonesia Internet Exchange (IIX) with 10 gigabits per second for local connections. We have several types of network connections with the telecom operators, including both public and virtual private network (VPN) connections, and we also lease direct lines.

COMPETITION

China

Our competition in China is comprised of a wide range of companies. There are companies which, like Linktone, focus primarily or entirely on VAS and offer a wide range of services. These include participants such as KongZhong Corporation, as well as smaller companies such as Zhangxun and Boxun Rongtong. These competitors are generally characterized by strong market knowledge and, in some cases, well-developed relationships with the operators on a local and national basis. They also tend to focus on entertainment-related services.

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

Indonesia

In 2012, due to the government-imposed restrictions on the VAS business, many content providers have stopped providing VAS services. As of December 31, 2012, there were over 30 content providers that provided VAS services similar to ours and many of these remaining providers are more established providers with longer track records than our company.

The news portal business in Indonesia is highly competitive. Competition includes similar portal services provided largely by detik.com, kompas.com and viva.co.id as well as an increasing number of smaller portal operators.  We also face competition from an increasing number of news aggregator services such as plasamsn.com, lintas.me as well as yahoo.com.

We also face increased competition from the wider availability of mobile handsets that access the Internet. Many Internet portal providers offer content for free because they earn revenue from advertisers, not from the content. In addition, other content providers may compete by developing mobile applications that can be downloaded for free or are already embedded into the handsets. The increasing number of mobile handsets with these capabilities presents greater competition to our business.

Singapore and Other Markets

Our competitors in Singapore in the edutainment and entertainment industry are Scorpio East Ltd, which is an exclusive licensee of Walt Disney Studios Home Entertainment, and HVN Berjaya, which holds an exclusive license from Paramount and Twentieth Century Fox. In Malaysia, Speedy Entertainment and PMP Entertainment are our main competitors. Speedy Entertainment holds an exclusive license from Warner Home Video Inc., Twentieth Century Fox and Paramount and is also the biggest retailer of audio/video products in Malaysia. PMP is the major distributor in Malaysia of most Asia content.

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

·
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

·
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

·
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

Other Laws and their Application

Regulation of Information Security. Internet content in China is also regulated and restricted. The National People’s Congress, China’s national legislative body, adopted and amended the Decision of Maintaining Security on the Internet on December 28, 2000 and in August 2009, respectively, which provides that any of the following conduct may result in criminal punishment:

·	gaining improper entry into a computer or system of strategic importance;

·	disseminating politically disruptive information;

·	leaking state secrets;

·	spreading false commercial information;

·	infringing intellectual property rights;

·	spreading computer viruses;

·	spreading false financial news or information;

·	defaming others; or

·	spreading obscene content.

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

In addition, the Standing Committee of the National People's Congress promulgated the Decision on Strengthening Network Information Protection on December 28, 2012, which provides that an Internet service provider shall disclose its rules for collecting and using the personal electronic information, keep strictly confidential any personal electronic information collected in its business activities and neither divulge, distort or damage such information, nor sell or illegally provide such information to others.  The Internet service providers shall take necessary technical or other measures to ensure the security of the information.  Without the consent or request of the recipients or upon the express objection of the recipients, no commercial electronic information may be transmitted to any landline telephone, mobile phone or personal e-mail of any person.

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

As a VAS provider, we do not engage in the Internet portal business in China, which typically involves the provision of extensive Internet content services, including Chinese language web navigational and search capabilities, content channels, web-based communications and community services and a platform for e-commerce, such as auction houses. Weilan registered with the Shanghai Telecommunication Administration Bureau in November 2003 to provide commercial services, which are generally limited to the marketing and sales of our VAS, at our websites.

As a commercial ICP provider, we are prohibited from posting or displaying any content that:

·	opposes the fundamental principles determined in China’s Constitution;

·	compromises state security, divulges state secrets, subverts state power or damages national unity;

·	harms the dignity or interests of the state;

·	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

·	sabotages China’s religious policy or propagates heretical teachings or feudal superstitions;

·	disseminates rumors, disturbs social order or disrupts social stability;

·	propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes;

·	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

·	includes other content prohibited by laws or administrative regulations.

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

On December 17, 2012, the Supreme People's Court promulgated the Provisions on Several Issues Concerning the Application of Law to Trial of Civil Dispute Cases of Infringement of Information Network Transmission Right, which became effective on January 1, 2013.  The Supreme People’s Court holds the view that the provision by network users or network service providers of any works, performance, sound or visual recordings without the consent of the relevant right holders constitutes infringement on the information network transmission right of such right holders.  The definition of “provision” encompasses creating the works, performance of the works, making sound or visual recordings available on information networks by means of uploading to network servers, setting up shared files or using file-sharing software or other means to enable the public to download, browse or otherwise obtain these works, performance, sound or visual recordings.  Any network service provider inducing or assisting network users in infringement of the information network transmission rights of others will also be liable for the infringement.

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

The employer has to compensate the employee upon the expiration of a fixed-term labor contract, unless the employee refuses to renew such contract on terms the same as or better than those contained in the expired contract. The employer also has to indemnify an employee if the employer terminates a labor contract without a cause permitted by law. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from five to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day. On December 28, 2012, the Labor Contract Law was amended to emphasize that (a) dispatched employees, which are employees that sign their employment contracts with a third party entity, shall receive equal pay for equal work as the employees directly hired by the employer, (b) dispatch employment can only be adopted for temporary, auxiliary or alternative job positions, and (c) the ratio of dispatched employees to regular employees of an enterprise shall be subject to a certain cap. These amendments will become effective as of July 1, 2013. In December 2007, we performed an internal review of our human resource policies and employment contracts with our employees including part time and dispatched employees and took all steps necessary to comply with the Labor Contract Law and the Implementing Regulations. Implementation of the Labor Contract Law and the Implementing Regulations has increased and may further increase our operating expenses and have material adverse effect on our results of operations.

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

The government is reported to be planning to amend the Regulation of the Minister of Communication and Information Technology Number: 01/PER/M.Kominfo/01/2009 in response to public complaints against operators of premium messaging services and to provide legal certainty following the issuance of the October circular. The government conducted a public review in December 2012 for the purpose of reviewing the draft of the proposed amendment prepared by the BRTI on behalf of the government.  However, to date the government has not issued the revised regulation. Reports have stated that the proposed amendment will provide for the following:

·
that the licensing requirements for content providers will be tightened, such that a VAS service company operating in Indonesia will be required to obtain both a principle license and an operating license;

·	that a summary of the cooperation agreement to conduct premium messaging services between operators of premium messaging services and telecommunication network operators shall be reported to BRTI;

·
that both operators of premium messaging services and operators of telecommunication network operators must conduct a joint feasibility test on the premium messaging services before such services can be provided to the subscriber;

·	that the access number used by operators of premium messaging services must be registered at BRTI;

·	that the mechanism to activate and deactivate subscriptions be regulated in more detail;

·	that content providers be prohibited from providing content that is misleading, fraudulent, provides users with no option to opt out, or otherwise violates the prevailing laws and regulations;

·	that content provider must keep the transaction record and content traffic in accordance with the prevailing laws and regulations; and

·	that the content provider must submit an annual report to BRTI.

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

Internet Content Regulation

Internet content in Indonesia is regulated and restricted. Under Law Number 11 of 2008 on Information and Electronic Transactions, Internet content or electronic documents must not contain any of the following content:

·	any content that is against moral decency;

·	gambling;

·	humiliation or defamation;

·	threats or blackmail; or

·	any content that causes hatred for a certain group or intergroup of community based on tribe, race or religion.

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

Intellectual Property Rights

Copyright. Indonesia grants intellectual property rights under certain conditions. Under the Copy Rights Law Number 19 of 2002, a violation of another person’s copyright includes:

·	making copies, publishing a product or granting permission to make copies or to publish a product without consent from the author;

·	broadcasting, exhibiting, distributing or selling to the public works or goods resulting from infringement of the copyright;

·	reproducing without consent from the author a computer program for commercial purposes; and

·	omitting the name of the author on his work, changing the content of the work, the title, subtitle or the name of the author without consent from the author.

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

Employment Law

Law No. 13 of 2003 on Manpower, or the Manpower Law, became effective on 25 March 2003, replacing fifteen laws and their implementing regulations dating back to Ordinance 8/1887. The Department of Manpower and Transmigration is the government agency that regulates all labor affairs in Indonesia.

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

D.  Property, Plant and Equipment

In China, our main offices are located in Shanghai, where we currently lease approximately a total of 904 square meters under two lease agreements at a total effective annual rent of $0.2 million. One lease agreement for an area of 552 square meters will expire in November 2013 and the other lease agreement for an area of 352 square meters will expire in October 2013. Our primary branch office in China is located in Beijing, where we lease approximately 776 square meters under lease agreements that will expire in February 2015 at an effective annual rent of $0.3 million. Our premises in Shanghai and Beijing house our China operations including sales, marketing, technical support and back office support. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans. We also have other branch or representative offices in Guangzhou, Shenzhen, Hangzhou, Chengdu, Nanjing, Changsha, Shenyang, Jinan, Zhengzhou, Wuhan, Fuzhou, Hefei and Xi’an.

Our principal executive offices as well as Innoform’s Singapore operations are located in a building owned by one of our subsidiaries, GLD Investment Pte Ltd, in Singapore. The building is a 99 years leasehold building with effect from April 1, 1964 and has a gross floor area of 3,333 square meters.

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

Overview

Our revenue is primarily derived from the sale of data-related services, audio-related services, media content, mobile games, PC games and social commerce.

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

Our media content revenue is generated from the distribution of VCDs, DVDs, Blu-ray discs and video-on-demand, as well as theatrical distribution and production investment in movies and karaoke video licensing, karaoke system rentals and a karaoke-on-demand channel on Pay-TV. Other forms of media content revenue include selling our content to free-to-air and Pay-TV. We receive our revenue principally in the form of revenue sharing with the licensors for this content.

We also earn revenues from mobile games through selling the right to use such games to mobile game operators and from advertisements placed within 3G mobile games that we operate as well as from PC games through selling virtual items that can be used by players in the games.  In addition, our social commerce revenue is generated from the sale of advertisements on Okezone.com, a news and entertainment portal in Indonesia.

For 2012, we generated $46.2 million in gross revenue, compared to $60.7 million for 2011, representing a decrease of 23.8%. The table below sets forth our gross revenue by service category in 2010, 2011 and 2012 (in millions of $):

	Year ended December 31,
	2010	2011	2012

Data-related services
China	35.7	22.4	17.8
Indonesia	1.8	7.5	2.2
	37.5	29.9	20.0
Audio-related services
China	18.7	9.1	9.7
Indonesia	–	–	–
	18.7	9.1	9.7
Media content (Singapore)	12.2	16.9	11.1
Mobile games (China)	2.2	2.6	2.9
PC games (China)	1.1	1.5	1.0
Others	–	0.7	–
Social Commerce (Indonesia)	–	–	1.5
Total revenue	71.7	60.7	46.2

The major factors affecting our results of operations and financial condition include:

·
Changes in Government Regulations and Mobile Operator Policies or the Manner in Which They are Enforced. The VAS industry in China and Indonesia are heavily regulated, and the operators also have a wide range of policies regarding customer service, quality control and other aspects of the industry. In China, the operators regularly introduce changes to their operating policies. For example, in order to improve its oversight of service providers, China Mobile ranks SMS and IVR service providers based on certain performance criteria, and those service providers that fall into a lower rank are subject to restrictions in service fees they may charge. Furthermore, in 2010, China Mobile, China Unicom and China Telecom began requiring additional notices and confirmations to end consumers during the purchase of embedded services in mobile handsets, requiring that SMS short codes which are used for ordering VAS and other activities, such as voting in television program contests, be more tailored to the specific service offering or service partner. In addition, in that year, the operators in China imposed additional restrictions on IVR services offered in connection with interactive programs. Such policy changes by the mobile operators have negatively affected our revenue in the past. The telecom network operators may implement further measures in response to current or future policy directives of MII or due to changes in their internal management and control policies and procedures with respect to service providers such as our company, which may have a material negative impact on our business, results of operations and financial position. In Indonesia, BRTI issued a circular which prohibits VAS providers from promoting premium SMS or other content, services and contests through unsolicited SMS messages or broadcasts and requires existing customers to re-register with service providers in order to continue to receive VAS. As a result, our revenue from Indonesia has been, and is expected to continue to be, adversely affected.  BRTI has also proposed amendments to the Regulation of the Minister of Communication and Information Technology Number: 01/PER/M.Kominfo/01/2009 in response to public complaints against operators of premium messaging services and to provide legal certainty following the issuance of the circular.  The government has conducted a public hearing but, to date, has not issued the revised regulation. Any amendments to these regulations passed by the government may impose additional requirements and restrictions on our business in Indonesia.

·
Operator Service Agreements. Our ability to generate revenue and the terms under which we deliver our services depend to a large extent on our ability to maintain good relationships with the national, provincial and local offices of the operators in China and Indonesia, including China Mobile and, to a lesser extent, China Unicom, China Telecom, Telkomsel, Indosat and XL, and to differentiate our services through, among other things, innovative product development and appealing content from domestic and international content providers. In China, each operator charges us service fees based on the gross revenue generated by our services. In addition, to the extent the number of SMS or MMS messages sent by us over China Mobile’s network exceeds the number of SMS or MMS messages our customers send to us, we must also pay a per message network fee. We also pay China Unicom and China Telecom network fees in most provinces on the same basis. These service and network fees are reflected in our cost of revenue and totaled $13.1 million, $6.7 million and $7.2 million for 2010, 2011 and 2012, respectively. Each operator could alter any of the terms of our service agreements with them or terminate the agreements for a variety of reasons in the future, including, for example, to increase their service or network fees to enhance their profitability at the expense of service providers. In Indonesia, our revenue sharing arrangement with telecom operators generally uses a three-tiered system: if we are considered a Class A content provider, the revenue share is 40% for the telecom operator and 60% for us; a Class B content provider, 50% for the telecom operator and 50% for us; a Class C content provider, 60% for the telecom operator and 40% for us. To be considered a Class A content provider, our revenue must be at least IDR100 million (US$11,000) per month; a Class B content provider, more than IDR50 million (US$5,500) but less than IDR100 million (US$11,000) per month; Class C content provider, IDR50 million (US$5,500) or less. Although Telkomsel, Indosat and XL all currently consider us a Class A content provider, there is no guarantee that we will qualify as a Class A content provider in the future. Moreover. each operator could alter any of the terms of our service agreements with them or terminate the agreements for a variety of reasons in the future, including, for example, to increase their service or network fees to enhance their profitability at the expense of service providers.

·	Costs Associated with Content and Distribution Channel Provider Relationships.

VAS Services

·
Our VAS include the delivery of third-party content and services, such as certain Java games and music downloads for ringtones and CRBTs, to our end users. We also distribute some of our services via interactive programs broadcast over television and radio and through embedded menus in mobile handsets. We provide these content and services typically based on revenue-sharing arrangements under which we pay third-party content, interactive program providers and mobile handset manufacturers or designers (known as distribution channel providers) an agreed percentage of the revenue realized from services incorporating their content or embedded in their mobile handsets. Most of our content licenses or cooperation contracts with television and radio stations and mobile handset manufacturers or designers have a limited term. Given the high demand for engaging, trendy content in the markets in which we operate, we have limited leverage to negotiate significantly more favorable terms with these parties.

·
Payments to third-party content and distribution channel providers were $24.2 million, $18.3 million and $19.1 million, representing 33.8%, 58.0% and 64.5% of our total VAS revenue in 2010, 2011 and 2012, respectively. Our net income could be adversely affected in future periods if our payments in relation to our revenue-sharing arrangements with third-party content and distribution channel providers continue to increase, either in absolute terms or as a percentage of our gross revenue. See Item 3.D. “Risk Factors — Risks Related to our Operations Outside of China — The success of some of our services is significantly dependent on our ability to obtain, customize and localize desirable content and technology from third parties and distribute our services effectively.”

Media Content

·
InnoForm, our majority owned subsidiary, obtains all of its edutainment and entertainment content from third parties, including a number of major Hollywood and Asian production studios, including Universal Pictures. Our contracts with these content providers involve minimum guaranteed payments from InnoForm, which are payable in advance. Although competition in InnoForm’s markets has been intensifying, including from alternate sources of content such as video download websites, our cost of acquiring such content has been increasing in recent years which has, and may continue to, negatively impact the profitability of this business.

·
Marketing Expenses. In order to maintain visibility and demand for our SMS and IVR products and our competitive position in the market, we need to make continued investments in media advertising and integrated co-marketing. Our media advertising is typically in the form of television commercials and magazine, newspaper and website placements. Fee rates for our various marketing channels are becoming increasingly expensive while in some cases generating lower levels of gross revenue and thus negatively affecting our profit margin. Our advertising costs were $1.9 million, $2.4 million and $1.8 million in 2010, 2011 and 2012, respectively.

·
Impairment charges. We are required under U.S. GAAP to review our receivables, intangible assets, goodwill and other assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. For the year ended December 31, 2010, we recorded an impairment charge of $1.3 million related to a loan receivable. For the year ended December 31, 2012, we recorded an impairment charge of $9.9 million related to the goodwill of our China VAS and media content reporting units, which was caused by a downward revision in expected future cash flows for that business resulting from regulatory restrictions and market competition.  We may be required to record further impairment charges to earnings in our financial statements in future periods in which impairment in the carrying amount of our assets occurs.

·
Taxes. Certain of our subsidiaries and affiliated Chinese entities have enjoyed tax exemptions and reduced tax rates. See “— Taxation” below. Such tax treatment increases our net income. Our future results could be materially and adversely affected if we are not able to maintain similar tax treatment, particularly as a result of the revisions to the Chinese income tax law which became effective from January 1, 2008.

Our Corporate Structure

We conduct our business in China solely through our wholly owned subsidiaries, which were Linktone Consulting, Huitong, Linktone Internet, Linktone Software and Wang You in 2012. Linktone Consulting provides Internet and VAS consulting services; Huitong, Linktone Internet and Linktone Software specialize in software development; and Wang You develops PC games. These entities have no significant assets other than certain contractual arrangements with consolidated affiliates. See “— Arrangements with Consolidated Affiliates” below. Our subsidiaries Ojava Overseas, Ruida and Xintong were dormant in 2012.

In October 2007, we incorporated two holding companies in Hong Kong, namely Noveltech Enterprises Limited, or Noveltech, and Linktone Media Limited, or Linktone Media. Our investments in Linktone Consulting, Huitong, Linktone Internet and Xingtong have been transferred to Noveltech. In addition, in November 2009 we incorporated Linktone International Limited, or Linktone International, in the United Arab Emirates to hold our investments in the South East Asia region, including our 75% equity interest of InnoForm and our 51% interest in PT Linktone.

In March 2010, we and MIMEL acquired 50% and 25% of the share capital of InnoForm, respectively. In June 2010, we subscribed for 1,002,308 new shares of InnoForm and as a result of which we and MIMEL hold 75% and 12.5% of the equity interest of InnoForm, respectively. For additional discussion, see Item 7.B. “Related Party Transactions.” InnoForm is a Singapore-based company with regional offices in Malaysia and Hong Kong, specializing in the development, distribution and licensing of edutainment and entertainment products and holds licenses, properties and other assets related to its operations.

In June 2010, InnoForm acquired 98.7% of the equity interest in GLD, a limited liability company incorporated in Singapore, from its shareholders. Hary Tanoesoedibjo, one of the directors of our board and our chief executive officer, holds the remaining 1.3% of the equity interest in GLD. GLD’s principal asset is a commercial office building in Singapore.

In June 2010, we purchased a mandatory convertible bond (“MCB”) issued by IDN (which has been renamed PT Linktone) from Starlight which was convertible into 51% of new shares in PT Linktone. In September 2010, we converted the MCB and now own 51% of PT Linktone with the remainder owned by MNC and MIMEL. PT Linktone specializes in providing VAS services in Indonesia and holds trade receivables, cash, commercial licenses, office equipment and other assets related to its operations.

In order to meet ownership requirements under Chinese law which place certain restrictions on Linktone, as a foreign company, to operate in certain industries such as VAS and Internet content services, we maintain control over the following PRC affiliated companies which are each owned by our current and/or former employees and are treated as our VIEs for accounting purposes: (i) Weilan; (ii) Unilink (iii) Yuan Hang; (iv) Cosmos; (v) Zhong Tong; (vi) Lian Fei; (vii) Qimingxing; (viii) Beijing Ojava; (ix) Ling Yu; (x) Lianyu; (xi) Lang Yi; (xii) Wei Lian; (xiii) Xian Feng; (xiv) Letang; and (xv) Xuanyou.

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

In July 2009, we established and, through contractual arrangements, maintain control over PT Cakrawala Alam Semesta, or Cakrawala, an Indonesia based company which is 50% owned by each of two of GMC Group’s employees. Cakrawala was established for the purpose of holding our short term investments mainly in the form of fixed deposits in Indonesia. For accounting purposes, Cakrawala is treated as our VIE. We hold no direct ownership interest in Cakrawala.

In March and April 2012, we established and, through contractual arrangements, maintained control over PT Innoform, an Indonesia based company which is 50% owned by each of two of GMC Group’s employees. PT Innoform was established for the purpose of media content distribution in Indonesia. For accounting purposes, PT Innoform is treated as our VIE. We hold no direct ownership interest in PT Innoform.

In May 2012, PT Linktone acquired online portal Okezone.com from PT Okezone Indonesia, a subsidiary of MNC, for cash consideration of IDR4.5 billion ($0.5 million).  Okezone.com is a Bahasa Indonesian online portal focused on delivering breaking news, as well as entertainment, information and video content.  For additional discussion, see Item 7.B. “Related Party Transactions.”

We, our Chinese affiliated entities and their respective shareholders are parties to a series of agreements governing the provision of our telecom valued-added services. In addition, as of December 31, 2012, we had provided long-term interest free loans to the shareholders of our Chinese affiliated entities with an aggregate outstanding balance of approximately RMB114.0 million (US$18.1 million). The proceeds from these loans have been used to fund investments in our Chinese affiliated entities. See “— Arrangements with Consolidated Affiliates” below. We also have outstanding loans to Cakrawala and PT Innoform, companies in Indonesia that we treat as VIEs for accounting purposes. Please see Item 5. “Operating and Financial Review and Prospects — Arrangements with Consolidated Affiliates — Indonesia.”

Our primary internal source of funds is dividend payments from our wholly owned subsidiaries in China, Hong Kong, British Virgin Islands and United Arab Emirates, namely, Linktone Consulting, Huitong, Linktone Internet, Linktone Software, Xintong, Brilliant Concept Investments Ltd., or Brilliant, Wang You, Ojava Overseas Ltd., or Ojava Overseas, Ruida, Noveltech, Linktone Media and Linktone International.  See “— Taxation” below for information on withholding tax on any dividends paid by these entities. Under current Chinese law, Linktone Consulting, Huitong, Linktone Internet, Linktone Software, Wang You, Ruida and Xintong are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. Dividends paid to us by Brilliant and Ojava Overseas, which were incorporated in the British Virgin Islands, Noveltech and Linktone Media, which were incorporated in Hong Kong, and Linktone International, which was incorporated in United Arab Emirates, are not subject to tax.

Letang declared a RMB4.0 million (US$0.6 million) dividend in February 2012, which has not been paid as of December 31, 2012.  No other dividends were declared by or received from our subsidiaries or our affiliated VIE entities for the years ended December 31, 2010, 2011 and 2012.

It is possible that the relevant Chinese authorities could, at any time, assert that any portion of or all of the existing or future ownership structure and businesses of us, any of our wholly owned subsidiaries, or any of our VIEs, violate existing or future Chinese laws, regulations or policies. It is also possible that the new laws or regulations governing the telecommunication or Internet sectors in China that have been adopted or may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of our wholly owned subsidiaries’ or our affiliated Chinese entities’ current or proposed businesses and operations. In addition, these new laws and regulations may be retroactively applied. For example, on September 28, 2009, GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games”, or Circular 13. Circular 13 expressly prohibits foreign investors from participating in Internet game operating businesses via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling or participating in such businesses directly or indirectly through contractual or technical support arrangements. It is not clear yet as to whether other PRC government authorities, such as MOFCOM and MIIT, will support GAPP to enforce the prohibition of the VIE model that Circular 13 contemplates. If our current structure and our contractual arrangements were found to be in violation of any existing or future Chinese laws and regulations, we may be required to restructure our structure and operations in China to comply with such Chinese laws. In such case, we may not be able to operate or control our business in the same manner as we currently do, and therefore, may not be able to consolidate our VIEs. In addition, the relevant regulatory authorities would have broad discretion in dealing with such violations which may adversely impact our financial statements, operations and cash flows (including restrictions in carrying on the business). It is unclear how such restructuring could impact our business and operating results.

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

If our affiliated Chinese entities fail to perform their obligations under these agreements, we may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under Chinese laws. The Chinese laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede our ability to enforce these contractual arrangements, or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and materially and adversely affect our results of operations and financial position.

Similarly, our VIE arrangements with Cakrawala and PT Innoform could be deemed in violation of existing Indonesia regulations on foreign investments in Indonesia. Indonesian Investment Law Number 25 of 2007, or the Indonesian Investment Law, prohibits the registered shareholder of a foreign investment company and a domestic investment company from entering into agreement and/or issuing a statement to confirm a nominee arrangement for shares ownership, whereby an individual or legal entity is holding shares in a company for and on behalf of another individual or legal entity, in a foreign investment company or domestic investment company. Such agreement and/or statement will be deemed as null and void.  Since our contractual arrangements with Cakrawala and PT Innoform do not contain any statement that the current registered shareholders are acting on our behalf or that we are the owner of the shares in Cakrawala or PT Innoform, we believe that the contractual arrangements that we have entered into with Cakrawala and PT Innoform do not constitute nominee arrangements. However, should the Indonesian authorities deem the contractual arrangements that we have made with either Cakrawala or PT Innoform to constitute a nominee arrangement prohibited by the Indonesian Investment Law and declares such arrangement null and void, our interest in the investments held by Cakrawala and PT Innoform could be materially and adversely affected.

Arrangements with Consolidated Affiliates

China

Current Chinese laws and regulations impose significant restrictions on foreign ownership of VAS and online game businesses in China. Therefore, we conduct substantially all of our operations in China through a series of agreements with our affiliated Chinese entities, which were Weilan, Unilink, Yuan Hang, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava, Lianyu and Xian Feng, in 2012. These companies are variable interest entities, or VIEs, under Accounting Standard Codification (“ASC”) 810 and have been accordingly consolidated into our financial statements. Transactions between these entities and our company and subsidiaries are eliminated in consolidation.

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

Powers of Attorney. Each of the shareholders of our affiliated Chinese entities have irrevocably appointed Hary Tanoesoedibjo, our chairman and chief executive officer, as attorney-in-fact, to vote on their behalf on all matters on which they are entitled to vote with respect to affiliated Chinese entities as the case may be, including matters relating to the transfer of any or all of their respective equity interests in our affiliated Chinese entities and the appointment of the directors and general manager of our affiliated Chinese entities. The term of each of the powers of attorney is 10 years but, unless there is early termination of the relevant operating agreement, will continue in effect until such time that we decide to terminate the agreement. These powers of attorney do not extend to votes by the shareholders of our company or our subsidiaries.

Because the purpose of the irrevocable powers of attorney is to allow us to exercise sufficient control over our affiliated Chinese entities, each such power by its terms is valid only for so long as the attorney-in-fact is designated by us. If we issue a written notice to dismiss or replace the attorney-in-fact, the power of attorney will terminate automatically and be re-assigned to another employee.

Operating Agreements. We guarantee the performance by our affiliated Chinese entities of contracts, agreements or transactions with third parties. In return, our affiliated Chinese entities have granted us a security interest over all of their assets, including all of their accounts receivable. We also have the right of first refusal with respect to future loan guarantees. They will also appoint persons designated by us as the directors, officers and other senior management personnel of our affiliated Chinese entities. While we have the right to terminate all our agreements with our affiliated Chinese entities if any of our agreements with them expires or is terminated, our affiliated Chinese entities may not terminate the operating agreements during the term of the agreements, which is 10 years and renewable by us at our sole discretion for a term of our choosing.

Exclusive Consulting Services Agreements. We provide most of our affiliated Chinese entities with exclusive consulting services related to legal, finance, human resources and office administration. The term of each services agreement is 10 years renewable by us at our sole discretion for a term of our choosing. We charged Weilan, Unilink, Yuan Hang, Cosmos, Lian Fei, Zhong Tong, Qimingxing, Beijing Ojava, Xian Feng, an aggregate fee of $1.0 million, $0.9 million and $1.0 million for these services in 2010, 2011 and 2012, respectively. The service fees payable to us are subject to adjustment by us from time to time based on the actual operating results of our affiliated Chinese entities.

Trademark, Domain Name and Software License Agreements. We grant each of Weilan and Unilink a license to use our domain name (www.linktone.com) and our registered trademarks. Linktone Consulting has also granted Weilan and Unilink licenses to use certain of its domain names. The licensee of each of the licenses described above pays us an annual license fee of RMB10,000 ($1,548). Because of the insignificant amounts involved, we waived these fees in 2010, 2011 and 2012. In addition, Huitong and Linktone Internet have granted Weilan, Unilink, Lian Fei, Zhong Tong, Qimingxing and Xian Feng multiple licenses to use various software programs relating to our SMS, MMS, WAP, CRBT and IVR platforms, databases and games. We invoiced Weilan, Unilink, Lian Fei, Zhong Tong, Qimingxing and Xian Feng an aggregate fee of $21.7 million, $11.8 million and $6.7 million for the use of this software in 2010, 2011 and 2012, respectively.

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

Contracts Relating to the Exclusive Purchase Right of Equity Interest. Under the Contracts Relating to the Exclusive Purchase Right of Equity Interest among us, each of our affiliated Chinese entities and their respective shareholders, we or our designee has an exclusive option to purchase from each such shareholder all or part of his or her equity interest in our affiliated Chinese entities at book value, to the extent permitted by Chinese law.  In addition, the shareholders of our affiliated Chinese entities agree that if they receive any dividends or distributable assets from the affiliated Chinese entities, they will transfer these dividends and assets to us for zero consideration.  The term of these agreements is 10 years, renewable by us at our sole discretion for a term of our choosing.

Loan Agreements. We have extended interest-free loans to the shareholders of our affiliated Chinese entities for the purpose of investing in our affiliated Chinese entities as registered capital and to make payments to the selling shareholders from whom we acquired certain of our affiliated Chinese entities for settlement of purchase price consideration pursuant to applicable acquisition agreements. The term of these loans in each case is 10 years, renewable by us at our sole discretion for a term of our choosing. The shareholders of our affiliated Chinese entities can only repay the loans by transferring to us or our designees all of their equity interest in the respective affiliated Chinese entity. The following table sets forth the date the loan agreement was entered into, the borrower, the affiliated Chinese entity, the interest, the maturity date and the amount of each loan, as of December 31, 2012.

Date of loan agreement	Borrower	Affiliated entity	Interest	Maturity date	RMB’000

November 27, 2003	Baoxin Yao	Weilan	None	November 26, 2013	2,798.7
November 27, 2003	Wenlei Wang	Weilan	None	November 26, 2013	2,365.8
August 25, 2004	Wenjun Hu	Unilink	None	August 24, 2014	5,000.0
August 25, 2004	Lin Lin	Unilink	None	August 24, 2014	5,000.0
May 31, 2005	Yuming Cai	Yuan Hang	None	May 30, 2015	2,403.9
May 31, 2005	Feng Gao	Yuan Hang	None	May 30, 2015	2,403.9
June 30, 2005	Hongjie Qi	Cosmos	None	June 29, 2015	16,953.1
June 30, 2005	Miao Yan	Cosmos	None	June 29, 2015	16,953.1
June 30, 2005	Hongyan Lu	Lian Fei	None	June 29, 2015	7,738.6
June 30, 2005	Yuxia Wang	Lian Fei	None	June 29, 2015	8,928.8
June 30, 2005	Teng Zhao	Zhong Tong	None	June 29, 2015	6,850.6
June 30, 2005	Yi Huang	Zhong Tong	None	June 29, 2015	6,850.6
August 31, 2005	Xing Xu	Qimingxing	None	August 30, 2015	7,528.5
August 31, 2005	Peien Zhu	Qimingxing	None	August 30, 2015	7,528.5
August 15, 2006	Yugang Wang	Beijing Ojava	None	August 14, 2016	4,000.0
August 15, 2006	Peiyu Su	Beijing Ojava	None	August 14, 2016	4,000.0
February 9, 2007	Xiao Ke Zha	Lianyu	None	Feb 8, 2017	700.2
February 9, 2007	Zhi Wang	Lianyu	None	Feb 8, 2017	1,031.8
December 20, 2007	Ai Hua Zhang	Xian Feng	None	Dec 19, 2017	2,550.0
October 20, 2012	Yingfei Zhao	Xian Feng	None	Dec 19, 2017	2,450.0
Total					114,036.1

Equity Interests Pledge Agreements. The shareholders of Weilan, Unilink, Yuan Hang, Cosmos, Zhong Tong, Lian Fei, Qimingxing, Beijing Ojava, Lianyu and Xian Feng have pledged their respective equity interests in these entities to guarantee the performance and the payment of the service fees by these entities under the Exclusive Consulting Services Agreements and Software License Agreements described above. If our Chinese affiliated entities breach any of their obligations under the Equity Interests Pledge Agreements, we are entitled to sell the pledged equity interests and have priority in receiving the proceeds of such sale. The Equity Interest Pledge Agreements will remain effective as long as the Exclusive Consulting Services Agreements are effective.

Confirmation Letter.  We agreed to provide financial support at no consideration to our affiliated Chinese entities, including but not limited to when they incur any loss, in order that these entities may maintain their operations.  These letters have no fixed term.

Indonesia

Cakrawala and PT Innoform are Indonesian companies which we control through contractual arrangements and treated as our VIE for accounting purposes. Each company has two shareholders who are employees of GMC Group. We believe that the terms of our agreements with Cakrawala and PT Innoform and their shareholders are no less favorable than we could obtain from disinterested parties.

Cakrawala Loan Agreement. In June 2010, Cakrawala and our company executed a placement loan agreement pursuant to which we loaned the aggregate principal amount of $35.0 million. Amounts outstanding under this loan facility are due and payable in full on demand at any time by us, and we have the sole right to call for payment or terminate the agreement. Cakrawala agrees that the rate of interest payable to our company is an amount equivalent to the interest paid by the banks in which proceeds from the loan described above are deposited. Cakrawala also may not assign or transfer all or any of its rights or obligations under the placement loan agreement. In 2010 Cakrawala partially repaid the loans. As at December 31, 2012, the outstanding loan balance was US$13.9 million.

PT Innoform Loan Agreements. In March 2012, each of the two shareholders of PT Innoform entered into a cooperation and loan facility agreement with Linktone International, our wholly-owned subsidiary, pursuant to which Linktone International loaned the aggregate principal amount of IDR1,250.0 million ($0.1 million) to these shareholders.  Amounts outstanding under these loan facilities are due and payable in full on demand at any time by Linktone International, and Linktone International has the sole right to call for payment or to terminate the facility agreements.  No interest is payable on the loan facilities.  As at December 31, 2012, the outstanding loan balance was $0.1 million.

In addition, in April 2012, PT Innoform entered into a working capital loan agreement with Noveltech, our wholly-owned subsidiary, pursuant to which Noveltech loaned the aggregated principal amount of IDR250.0 million ($0.03 million) to PT Innoform for use as working capital. Amounts outstanding under this loan facility are due and payable in full on demand at any time by Noveltech, and Noveltech has the sole right to call for payment or to terminate the facility agreement.  Noveltech agrees that the rate of interest payable by PT Innoform is an amount equivalent to the interest paid by the banks in which proceeds from the loan described above are deposited.  As at December 31, 2012, the outstanding loan balance was $0.03 million.

In addition to irrevocable powers of attorney under which the shareholders of Cakrawala and PT Innoform granted a power of attorney to our wholly owned subsidiary Noveltech to exercise all of their shareholder rights with respect to Cakrawala and PT Innoform, including convening and voting at shareholder meetings, our contractual arrangements with respect to Cakrawala and PT Innoform include the following:

·
Share pledge agreements, under which the shareholders of Cakrawala and PT Innoform pledge their shares in each company as security for the loans from our company to Cakrawala and from Linktone International to the shareholders of PT Innoform, respectively;

·
Irrevocable powers of attorney to sell, under which the shareholders of Cakrawala and PT Innoform grant a power of attorney to our company and to Linktone International, respectively, to cause the sale of their shares in Cakrawala and PT Innoform to any third party designated by us or by Linktone International at any time, at such price and upon such terms and conditions as we or Linktone International shall approve;

·
Pledge of operating account, under which Cakrawala pledges to our company all of its rights, title and interest in and to the deposit balances in all current and future bank accounts of Cakrawala to secure the repayment of our loan to Cakrawala;

·
Irrevocable power of attorney to manage operating account, under which Cakrawala grants to our company a power of attorney to exercise all rights for and on behalf of Cakrawala over its banks accounts, including depositing money into or withdrawing money from such accounts, while our loan to Cakrawala remains outstanding;

·
Assignment of rights to dividends agreements, under which the shareholders of Cakrawala and PT Innoform assign to our company and to Linktone International, respectively, all of their rights to any dividends paid by Cakrawala and PT Innoform; and

·	Technical assistance agreement, under which Noveltech agrees to provide PT Innoform with technical assistance for its operational activities in return for a monthly technical assistance fee.

Our relationships with Cakrawala and PT Innoform are structured as loan agreements due to Indonesian law’s prohibition on companies or individuals from entering into a nominee arrangement with another individual or entity.  Despite the lack of a nominee arrangement, we believe that these contractual arrangements meet the criteria for consolidation under ASC 810-10 as our company is the primary beneficiary of Cakrawala and PT Innoform, because we have power to direct the activities of Cakrawala and PT Innoform that most significantly impact these entities’ economic performance and to receive substantially all of the economic benefits of Cakrawala and PT Innoform.  We also believe that our company will absorb all of Cakrawala’s and PT Innoform’s expected losses and receive a majority of these entities’ expected residual returns through the arrangements and agreements that are in place.  Based on the advice of our Indonesian legal counsel, we believe that the foregoing agreements and arrangements do not violate Indonesian law and are valid and enforceable under Indonesian law.

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

China VAS & mobile games

Our revenues in the PRC are mainly derived from entertainment-oriented VAS, including SMS, MMS, WAP, Java games, IVR and CRBT services to telephone users through various subsidiaries of China Mobile, China Unicom and China Telecom, which can offer both mobile and fixed line services. Fees for these services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered. Our China VAS services are provided through codes we own, known as “access codes” or “short codes,” which are special telephone numbers shorter than full telephone numbers widely used for VAS, such as television program voting, ringtone ordering, charity donations and mobile services.

We contract with the operators for the transmission of VAS as well as for billing and collection services. We measure our revenues based on the total amount paid by our customers, for which the operators bill and collect on our behalf. For this billing and collection service, the operators retain a fixed percentage fee, which is reflected as a cost of revenue in the financial statements. In addition, for SMS and MMS services, the operators charge us a network usage fee based on a fixed per message rate multiplied by the excess of messages sent by us over messages received. These network usage fees are likewise retained by the operators, and are reflected as a cost of revenue in the financial statements. Network usage fees charged to us are reduced for messages received by us as the operators separately charge the senders a fee for these transmissions. We have assessed our relationship with the operators and the terms of the fee arrangements under ASC 605-45 (“ASC 605-45”), “Principal Agent Considerations,” and have concluded that reporting the gross amount billed to our customers is appropriate based on the following factors:

·	Our ability to provide customer support related to the services;

·	Our ability to control the content of services and suppliers of that content as long as it does not violate applicable PRC law or the relevant policies of the operators;

·	Our assumption of all related legal and commercial risks arising from the content and services provided;

·	Our assumption of risk of non-payment by customers; and

·	Our ability to determine prices within ranges prescribed by the operators.

For certain new CRBT contracts entered into in 2012 with the operators, we reassessed our relationship with the operators and the terms of the fee arrangements under ASC 605-45 and concluded that we act as an agent of the operators in these arrangements.  As such, CRBT revenue earned under these new contracts is recognized on a net basis, net of fees paid to operators.

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

We license content from independent content providers. Certain of these agreements determine the fees payable for content based on a percentage of the revenues that we generated from the use of the content. We record our revenues inclusive of fees to be paid to content providers as we act as the principal in these arrangements. The fees paid to content providers are recorded in cost of revenue.

Our mobile game service revenue is primarily derived from providing downloadable mobile games products to mobile game operators. We contract with mobile game operators who in turn provide a platform for users to download our mobile games. We earn a fixed fee on a per download basis based on monthly or quarterly statements from the mobile game operators. The revenue is recognized on a gross basis when most of the factors listed above are met. If most of the factors are not met then revenue is recognized on a net basis.

Indonesian VAS

Our revenues in Indonesia are derived from the provision of entertainment-oriented VAS to users of mobile telecommunications networks in Indonesia and advertising revenue from our online news portal, Okezone.com. We provide VAS services through agreements with Infokom, a related party, which in turn has cooperative arrangements with network operators in Indonesia. We measure our revenues based on the total amount paid by end users, net of any service fees kept by the network operators in Indonesia.  We have assessed our relationship with Infokom and the network operators in Indonesia and the terms of the fee arrangements under ASC 605-45, and concluded that reporting the net amount received from Infokom as revenue is appropriate given that we are not the primary obligor in the arrangement. From the perspective of the network operators in Indonesia, Infokom is the registered service provider. Moreover, from the end users’ perspective, Infokom is responsible for fulfillment of the services.

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

Advertising revenue

Our advertising revenue is derived from Okezone.com in Indonesia and mobile advertising from China.  Advertising revenue on Okezone.com is recognized ratably over the advertisement period as specified in the contract or online order.  For mobile advertising in China, revenue is recognized upon receipt of payment from third party Internet companies or advertisements aggregators such as AdMob and Chartboost.  Revenue, net of third party Internet companies’ fees, is recognised when payment is received from the third party Internet companies as the fees are not fixed and determinable until payment received.  In accordance with the agreements with these Internet companies, they are only liable to pay us when payment is received from the ultimate advertiser.

Media content

Our media content sales arrangements are evidenced by sales agreements. The prices are stated in the agreements and not subject to adjustment. We recognize revenue from the sale of goods when the risk of loss and title have been transferred to the customer, which usually occurs at the time shipment is made (i.e., destination point). For consignment sales, revenue is recognized when we receive notification that the goods have been sold by our customers. Revenue is not recognized to the extent where there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods.  If it is probable that discounts will be granted and the amount can be measured reliably, the discount is recognized as a reduction of revenue when the sales are recognized.

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

We performed our annual goodwill impairment test as of December 31, 2012, and recorded an impairment charge of $9.9 million against goodwill assigned to our China VAS and media content reporting units, as the fair value of these reporting units were lower than the carrying value of the units due to the unfavorable outlook of the China VAS and media content businesses. In 2012, we determined that the economic interdependency between China VAS and mobile games is declining, and will continue to decline in the future due to the change in target customers of the China VAS and mobile games businesses.  China VAS focuses on 2G and 2.5G mobile users, while the focus of mobile games has moved towards games distributed via the Internet and 3G mobile devices using Android or iOS platforms. As such, we considered it appropriate to change the reporting unit of China VAS and mobile games into two separate reporting units – China VAS and Mobile Games, in 2012. Due to this change in reporting units we revised our forecast for the China VAS reporting unit downward, taking into consideration the actual results in 2012. Similarly, we revised our forecast for the media content reporting unit downward based on the 2012 actual results and unfavorable outlook for media content sales. We will continue to monitor the relationship of fair value of the reporting units to the carrying amounts as economic events and changes occur, and we may perform interim impairment tests in the future. Further, we will continue to monitor the movement in the price of our ADSs to assess whether the difference between our market capitalization and book value continues to widen.

Long-lived Assets and Amortizing Intangible Assets

Long-lived assets and amortizing intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of asset may not be recoverable. When these events or changes occur, we evaluate the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. The assumptions and estimates used in calculating the expected future cash flow and fair value involve inherent uncertainties and the use of management judgment. Our judgment is based on our experiences, expectation of business prospects, overall economic situation of the industry and market risks. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

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

Short-term Investments

Short-term investments include time deposits with original maturity terms of more than three months but due within one year and marketable equity securities. The marketable securities are classified as held-for-trading and carried at estimated fair value with unrealized gains and losses charged to income. Realized gains or losses are credited or charged to income during the period in which the gain or loss is realized. During 2012, we classified quoted investments as held-for-trading, due to the increased frequency in trading of quoted investments and change in our principal activities to trade quoted securities. Previously, under accounting for available-for-sale investments, if we determine a decline in fair value is other than temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment and consideration of various factors including the severity and duration of the impairment, anticipated recovery, financial condition and near term prospects of the investee, and our ability and intent to hold that security until the anticipated recovery in value occurs. No impairment of short-term investments was recorded in 2010, 2011 and 2012.

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

Allowance for Doubtful Receivables

We provide a general provision for doubtful accounts and other receivables based on an aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness and industry trend analysis. We also make a specific allowance if there is strong evidence showing that the receivable is likely to be uncollectible. The assessment of the collectability of each account requires the use of substantial judgment and estimates. As of the end of 2010, 2011 and 2012, the allowance for doubtful accounts was $2.3 million (including discontinued operations of $0.3 million), $2.9 million (including discontinued operations of $0.3 million) and $2.3 million (including discontinued operations of $0.3 million), respectively.

Revenue

As described in “Critical Accounting Policies and Estimates — Revenue and Cost of Revenue Recognition” above, we generate VAS revenue from service fees paid by mobile device users who use our services through the telecom network operators. Our VAS fees are charged on a monthly subscription or per use basis. We also derive revenue from media content and PC and mobile games.

PRC VAS Services

Fees for our 2G SMS-based services in PRC currently range from RMB0.1 ($0.02) to RMB1.95 ($0.31) per message and from RMB5.0 ($0.79) to RMB15.0 ($2.38) per month for subscription services. Fees for 2.5G MMS, WAP and Java services currently range from RMB2 ($0.32) to RMB12.0 ($1.90) per message and from RMB5.0 ($0.79) to RMB15.0 ($2.38) per month for subscription services. Fees for audio-related services range from RMB1.0 ($0.16) to RMB3.0 ($0.48) per audio content download.

Indonesia VAS Services

Our VAS revenue in Indonesia is generated from the sale of data-related services. Fees for our 2G SMS-based services in Indonesia currently range from IDR539 ($0.06) to IDR1,978 ($0.21) per message. Fees for 2.5G MMS, WAP and Java services currently range from IDR3,057 ($0.33) to IDR15,195 ($1.62) per message. Fees for our 3G services range from IDR2,000 ($0.21) to IDR5,000 ($0.53).

Gross revenue from sales of VAS in Indonesia represented 2.5%, 12.5% and 4.9% of our total gross revenue in 2010, 2011 and 2012 respectively.

Media Content

Revenue from our media content is generated primarily from the sale of VCD, DVD and Blu-ray discs which are sold mainly to video retail stores at a discount to their retail price and from the distribution of movies to cinema chains which pay the distributor box office takings net of hall rental and distribution costs. Other forms of revenue include the sale of content to free-to-air and Pay-TV stations.

Mobile and PC Games

Revenue from mobile games is generated from selling the right to use our games to mobile game operators for either a fixed or an indefinite period of time or from entering into a revenue-sharing arrangement with the mobile operator.  In 2012, we also earned advertising revenue from advertisements placed within 3G games that we operate on the Android platform.

Revenue from PC games is generated from subscription fees that we receive from distributors for the sales of game cards, in either physical or virtual form, with a certain number of game points incorporated in the cards.  The basic version of most games are available free-of-charge, and we sell virtual game enhancements, such as options for changing the appearance of the game-play or advanced tools that players can use in the game, utilizing our prepaid point system.

Social Commerce

Revenue from social commerce is generated from the sale of advertisements on Okezone.com, a news and entertainment portal in Indonesia that was acquired by PT Linktone in May 2012.  We receive our social commerce revenue principally from the display of banner advertising for clients, Google Adsense advertisements as well as advertisements placed inside self-branded applications on mobile devices.

The following table shows the composition of our gross revenue by service category:

	Year ended December 31,
	2010	2011	2012
	%	%	%

Data-related services
China	50	37	39
Indonesia	2	13	5
	52	50	44
Audio-related services
China	26	15	21
Indonesia	–	–	–
	26	15	21
Media content (Singapore)	17	28	24
Mobile games (China)	3	4	6
PC games (China)	2	2	2
Other	–	1	–
Social Commerce (Indonesia)	–	–	3
Total revenue	100	100	100

In 2011, “other” revenue included revenue generated from TV promotion and trading by PT Linktone.

Our revenue in 2010, 2011 and 2012 also includes revenue from related parties in the amount of $1.8 million, $4.9 million and $2.0 million, respectively. The revenue in 2010, 2011 and 2012 mostly represents revenue generated from VAS services offered by PT Linktone in Indonesia using short codes owned by Infokom, an affiliate of GMC.

Cost of Revenue

Our cost of revenue includes the following:

·	Service and network fees payable to the telecom network operators;

·	Payments to certain content and distribution channel providers for the use of their content and channels; and

·	Payments to certain video and theatrical content and distribution channel providers for the use of their content and channels.

Service and network fees are deemed paid when the telecom network operators remit to us our portion of the fees paid by users net of the service and network fees described above.

The following table sets forth the amount of each category of cost of revenue for the periods indicated:

	Year ended December 31,
	2010	2011	2012
	$	$	$

Cost of revenue:
Operators’ fees	13,511,702	6,694,123	7,156,310
Payments to content and distribution channel providers and others	24,801,481	18,255,409	19,131,616
Cost of goods sold in relation to video and theatrical products	8,824,211	11,252,901	2,813,319
Total	47,137,394	36,202,433	29,101,245

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

Our SMS-based content and applications have been principally developed in-house. We develop slightly more than half of our MMS, WAP, Java and audio-related services content in-house with the remainder aggregated from third parties. For the year ended December 31, 2012, approximately 80% of our product development expenses were related to our VAS business in China.

The following table shows the composition of our product development expenditure in China related to our data-related and audio-related services, general office information support and new businesses for the years ended December 31, 2010, 2011 and 2012:

	Year ended December 31,
	2010	2011	2012
	%	%	%
Data-related services	55	55	69
Audio-related services	29	24	-
General office information support	14	9	9
New businesses	2	12	22
	100	100	100

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

Provision for Impairment

Provisions for impairments include provisions with respect to short-term investments, other receivables, goodwill and other assets when events or changes in circumstances indicate the carrying value may not be recoverable. In December 2012, we performed impairment tests on goodwill assigned to each reporting unit. We determined the fair value of the reporting units using the income approach based on the discounted expected future cash flows associated with these units. The expected future cash flows from our China VAS and media content reporting units were revised downward in light of lower than expected revenue in 2012 due to intense competition in their markets and an unfavorable outlook for these reporting units. As a result, we recorded a goodwill impairment charge of $9.9 million in the China VAS and media content reporting units.

Taxation

Under the current laws of the Cayman Islands, British Virgin Islands and United Arab Emirates, we are not subject to a tax on income or capital gains in these jurisdictions. Under the current laws of Hong Kong, Noveltech, Linktone Media and Innoform Media (HK) Limited are subject to tax on income in Hong Kong at 16.5%. Under the current laws of Singapore, InnoForm is subject to tax on income at 17%. Under the current laws of the Republic of Indonesia, Cakrawala, PT Innoform and PT Linktone are subject to tax on income at 25%.  Under the current laws of Malaysia, Innoform Media (M) Sdn. Bhd. is subject to tax on income at 25%.

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

The applicable income tax rates for our PRC subsidiaries and VIEs vary. Linktone Consulting, Weilan, Ruida, Wei Lian, Lang Yi, Xian Feng and Xintong’s applicable tax rates were 25% starting from 2008.  Zhong Tong, Linktone Software, Wang You and Ling Yu are located in either economic development zones in coastal cities or in the Pudong new district.  Accordingly, they were subject to a preferential statutory rate of 15% in and before 2008.  This reduced tax rate was gradually transitioned to 25% beginning in 2009, with the transitional tax rates being 20%, 22%, 24% and 25% for 2009, 2010, 2011 and 2012, respectively.

The high and new technology enterprise status is valid for a period of three years from the date of issuance of the certificate and is subject to an annual self-review process whereby a form is submitted to relevant tax authority for approval to use a preferential income tax rate. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a high and new technology enterprise, such status will be terminated from the year of such change. Yuan Hang passed its assessment as a high and new technology enterprise in 2011 and is entitled to a preferential tax rate of 15% in 2011, 2012 and 2013. Huitong renewed its status as a high and new technology enterprise in 2012 and will be entitled to a preferential tax rate of 15% in 2012, 2013 and 2014. Two of our affiliates entities, Cosmos and Beijing Ojava, enjoyed a preferential tax rate of 15% in 2009, 2010 and 2011 as high and new technology enterprises. In 2012, neither company qualified as a high and new technology enterprise and their applicable tax rate was 25%. In 2010, 2011 and 2012, Lian Fei did not qualify as a high and new technology enterprise due to not meeting the requirement for research and development activities, and its applicable tax rate in those years was 25%. Letang qualified as a comic and animation enterprise in 2010 and was therefore entitled to a two year national and local tax exemption followed by three years of 50% reduction in national and local income tax rates.

Our affiliated Chinese entities Lianyu, Unilink, and Qimingxing are currently considered “small businesses,” and in 2010, 2011 and 2012, they were subject to a 2.5% tax on revenue and other income.  Their net profits for the year were subject to a further 20% personal income tax, levied as if these profits were distributed to the shareholders.

The new EIT law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax laws and rules. A lower withholding tax rate of 5% will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, are subject to a 5% rate. Nevertheless, the PRC State Administration of Taxation promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant tax treaty benefits. It is unclear at this early stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. It is possible, however, that under Circular 601 our Hong Kong subsidiaries would not be considered to be the beneficial owners of any such dividends, and that such dividends would as a result be subject to income tax withholding at the rate of 10% rather than the favorable 5% rate applicable under the tax treaty between mainland China and Hong Kong. The shareholdings in our Chinese subsidiaries have been transferred to two holding companies incorporated in Hong Kong, except for Wang You, Ruida and Linktone Software which are either dormant or loss making entities. According to the relevant PRC regulations, dividends on profits earned before January 1, 2008 are not subject to the withholding income tax, while dividends on profits earned after January 1, 2008 are subject to the withholding income tax. However, as of December 31, 2012, we did not make any provision on withholding tax of profits earned by some of our subsidiaries in 2011 because based on our business plan for the next few years, we do not plan to distribute retained earnings of our Chinese subsidiaries as we intend to retain such cash for re-investment in our Chinese operations. See Item 3.D. “Risk Factors — Risks Related to Doing Business in China — Any changes to our tax incentives could have a material adverse effect on our operating results. Our foreign ADS holders may be subject to PRC withholding tax on the dividends payable by us and upon gains realized on their sales of our ADSs if we are classified as a PRC ‘resident enterprise.’”

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

Payments for software license fees and related technical consulting services provided by Huitong and Linktone Internet to some of our Chinese affiliated companies are subject to a 17.0% value-added tax, or VAT. Under applicable tax regulations, Huitong and Linktone Internet are entitled to a tax refund equivalent to the portion of VAT expense that is in excess of 3.0%. This VAT expense is shown in our “Consolidated Statements of Operations and Comprehensive Income” as a reduction in our revenue. For the years ended December 31, 2010, 2011 and 2012, Huitong and Linktone Internet paid VAT in a total amount of $3.9 million, $1.3 million and $1.8 million, respectively, and received VAT refunds of $1.6 million, $3.0 million and $1.3 million, respectively. As of December 31, 2010, 2011 and 2012, Huitong and Linktone Internet accrued a VAT refund receivable of $2.8 million, $1.5 million and $0.5 million, respectively, and VAT payable of nil, $$1.0 million and $0.7 million, respectively.

We are subject to a VAT on our revenue derived from services in China, which is generally 6% of revenue. VAT tax applies to the gross revenue recognized by our Chinese affiliated entities and to the service fees charged to those entities by Linktone Consulting. The related taxes paid for the services provided to customers and consulting services are accrued for as a reduction of revenue and in operating expenses respectively.

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

Subject to the approval of the relevant tax authorities, we had total tax loss carry forwards of approximately $22.2 million attributed to 15 PRC subsidiaries (including those from the discontinued operations of $16.6 million) as of December 31, 2012. The net operating losses will expire between 2011 and 2015. These tax loss carry forwards give rise to potential deferred tax assets totaling $5.5 million (including those from the discontinued operations of $4.2 million). We have assessed whether it is more likely than not that some or all of the deferred tax assets will not be realized.  We recorded a valuation allowance of $5.9 million as of December 31, 2012 to reduce the deferred tax assets to the amount that we believe is more likely than not to be realizable. For more information regarding our tax loss carry forwards and deferred tax assets, see “— Critical Accounting Policies and Estimates — Income Taxes” above. In addition, in 2007, we recorded a tax provision of $0.1 million related to uncertain tax position on promotional and research and development expenses. It is possible that the amount of tax position will change in the next twelve months. This balance has remained unchanged and has been carried forward in each of the years ended December 31, 2010, 2011 and 2012. We have recognized interest and penalties related to these uncertain tax positions in income tax expense. We recorded accrued interest expense of $0.1 million, $0.2 million and $0.2 million as of December 31, 2010, 2011 and 2012, respectively.

Discontinued Operations

We, through our affiliated Chinese entities, Ling Yu and Lang Yi, acted as the exclusive advertising agent for Qinghai Satellite Television, or QTV, and Tianjin Satellite Television, or TJSTV, prior to the termination of the exclusive advertising arrangements with QTV and TJSTV in July 2008 and September 2008, respectively. Our results from the related advertising services provided by us are reported in our consolidated financial statements as discontinued operations for 2010.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations and comprehensive income for the periods indicated and as a percentage of gross revenue. Our historical operating results are not necessarily indicative of the results for any future period.

	Year ended December 31,
	2010		2011		2012
	$	%	$	%	$	%
Gross revenue	71,708,025	100.0	60,677,173	100.0	46,150,876	100.0
Sales tax	(2,087,121)	(2.9)	(1,591,748)	(2.6)	(808,257)	(1.8)
Net revenue	69,620,904	97.1	59,085,425	97.4	45,342,619	98.2
Cost of revenue	(47,137,394)	(65.7)	(36,202,433)	(59.7)	(29,101,245)	(63.1)
Gross profit	22,483,510	31.4	22,882,992	37.7	16,241,374	35.2
Operating expenses:
Product development	(2,811,783)	(3.9)	(3,230,445)	(5.3)	(3,204,485)	(6.9)
Selling and marketing	(8,377,743)	(11.7)	(8,566,257)	(14.1)	(7,191,373)	(15.6)
General and administrative	(12,325,334)	(17.2)	(12,638,207)	(20.8)	(14,330,485)	(31.1)
Reversal of contingent consideration payable	—	—	1,618,816	2.7	—	—
Gain on recovery of bad debts	—	—	110,425	0.2	—	—
Provision for impairment	(1,102,265)	(1.5)	—	—	(9,928,373)	(21.5)
Total operating expenses	(24,617,125)	(34.3)	(22,705,668)	(37.4)	(34,654,716)	(75.1)
Other operating income	—	—	5,277,173	8.7	35,045,012	75.9
Income (loss) from continuing operations	(2,133,615)	(3.0)	5,454,497	9.0	16,631,670	36.0
Interest income, net of financial expenses (1)	2,278,593	3.2	2,398,065	3.9	1,282,336	2.8
Other income (loss), net of other expenses	701,884	1.0	(264,934)	(0.4)	(639,663)	(1.4)
Income before tax	846,862	1.2	7,587,628	12.5	17,274,343	37.4
Income tax (expense) benefit	(1,439,261)	(2.0)	(1,299,981)	(2.1)	1,260,608	2.7
Net income (loss) from continuing operations	(592,399)	(0.8)	6,287,647	10.4	18,534,951	40.2
Net income from discontinued operations	315,256	0.4	—	—	—	—
Net income (loss)	(277,143)	(0.4)	6,287,647	10.4	18,534,951	40.2

(1)	Interest income included $85,594, nil and nil from related parties for the years ended December 31, 2010, 2011 and 2012, respectively.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Gross Revenue

Gross revenue decreased by 23.8% from $60.7 million in 2011 to $46.2 million in 2012, primarily due to a decrease in revenue from data and audio-related services and media content, offset in part by an increase in advertising revenue due to the acquisition of Okezone.com.

Data-related services decreased by 33.1% from $29.9 million in 2011 to $20.0 million in 2012 primarily due to policy tightening by the telecom network operators in China and Indonesia.

Audio-related services increased by 6.6% from $9.1 million in 2011 to $9.7 million in 2012 primarily due to increased investment in advertising for IVR services in China.

Media content revenue decreased by 34.3% from $16.9 million in 2011 to $11.1 million in 2012 due to a challenging business environment for sales of DVDs, VCDs and Blu-ray discs in Asia.

Mobile games revenue represents revenue generated from advertising and the license of the right to use, or revenue-sharing arrangements for the operation of, games developed by Letang, in which Weilan acquired a controlling stake in January 2010. This revenue increased by 12% from $2.6 million in 2011 to $2.9 million in 2012 due to advertising income from mobile games.

PC games revenue decreased by 33.3% to $1.0 million in 2012 from $1.5 million in 2011 due to increasing competition.

Social commerce revenue of $1.5 million in 2012 represents advertising revenue from Okezone.com.

We also recognized revenue of $0.7 million in 2011 related to revenue generated from TV promotion and trading by PT Linktone, which did not recur in 2012.

Cost of Revenue

Cost of revenue decreased by 19.6% from $36.2 million in 2011 to $29.1 million in 2012, primarily due to lower operators’ fees incurred and lower payments to content and distribution channel providers which were in line with the decline in data-related and audio-related services in China and Indonesia.

Operating Expenses

Operating expenses increased by 52.8% from $22.7 million in 2011 to $34.7 million in 2012, primarily as a result of a $9.9 million impairment charge on goodwill of the China VAS and media content reporting units recorded in 2012 and a $1.6 million reversal of contingent consideration payable in 2011 for Letang as we determined that Letang would not be able to meet its contractually stipulated target for the period from April 1, 2011 to March 31, 2012.

As a percentage of gross revenue, operating expenses increased from 37.4% in 2011 to 75.1% in 2012.

General and administrative expenses increased by 13.5% from $12.6 million in 2011 to $14.3 million in 2012, primarily due to additional expenses incurred arising from the acquisition of Okezone.

Product development expenses remained unchanged at $3.2 million in 2011 and 2012.

Selling and marketing expenses decreased by 16.3% from $8.6 million in 2011 to $7.2 million in 2012, in line with the decrease in revenue.

Gain on recovery of bad debts

We had a gain on recovery of bad debts of $0.1 million in 2011. No such gain was recorded in 2012. In 2011, we recorded the gain on recovery of bad debts of $0.1 million in relation to partial recovery of the overdue loans extended to 9Sky International Ltd., or 9Sky, and its affiliates.

Provision For Impairment

We had an impairment charge of $9.9 million in 2012, due to the unfavorable outlook for our company’s China VAS and media content businesses.  No such impairment charge was recorded in 2011.

Other Operating Income

In 2012, we classified short-term investments in securities as being held-for-trading and recognized any corresponding gains and losses on disposal or unrealized gains or losses as other operating income, as we deemed trading in quoted securities as one of our principal activities. In 2012, we recognized a gain of $27.9 million from the sale of 357 million shares of GMC.  Other operating income also included dividend income of $0.4 million earned on such shares, which we purchased in 2011, and an unrealized gain of $6.7 million from marked-to-market valuation of quoted investments held by us as of December 31, 2012.

Interest and Other Income

Interest income decreased by 45.8% from $2.4 million in 2011 to $1.3 million in 2012, primarily due to the disposal in 2011 of secured notes issued by Aerospace Satellite Corporation Holding, which earned $0.9 million in interest income in 2011.

We recorded other expenses of $0.3 million in 2011 compared to $0.6 million in 2012. Other expenses mainly comprise foreign exchange losses.

Income Tax Benefit

Income tax benefit of $1.3 million was recorded in 2012 compared with income tax expense of $1.3 million recorded in 2011. The income tax benefit recorded in 2012 was due mainly to operating losses incurred by certain of our subsidiaries and reversal of overprovision for withholding tax.

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

PC games revenue increased 36.4% to $1.5 million in 2011 from $1.1 million in 2010 due to wider offering of PC games in 2011.

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

Product development expenses increased by 14.3% from $2.8 million to $3.2 million in 2011 due to an increase in headcount to expand the portfolio of mobile games.

Selling and marketing expenses increased by 2.4% from $8.4 million in 2010 to $8.6 million in 2011, primarily due full year consolidation of the subsidiaries acquired in 2010.

Provision for Impairment

We had a gain on recovery of bad debts of $0.1 million in 2011, compared to an impairment charge of $1.1 million in 2010. In 2010, we recorded an impairment charge of $1.3 million related to loans extended by our company to Allied Pacific Sports Baseball Network Limited, or APBNL, in which we hold a direct 45% equity interest and an indirect interest through our 30% equity interest in APBNL’s other shareholder, Allied Pacific Sports Network Limited, or APSN, which was partially offset by a gain on recovery of bad debts of $0.1 million related to partial recovery of certain overdue loans extended by our company to 9Sky and its affiliates. See “- Provision for Impairment” above. In 2011, we recorded additional gain on recovery of bad debts of $0.1 million related to partial recovery of the overdue loans extended to the 9Sky and its affiliates.

Other Operating Income

We recorded dividend income of $0.3 million in 2011, derived from the holding of 357 million common shares of GMC purchased in 2011.  We recognized a gain on sale of short-term investment of $1.2 million in 2011, which included a $0.2 million loss that was reclassified out of accumulated other comprehensive income, from the sales of $20 million secured notes issued by Aerospace Satellite Corporation Holding, a wholly owned subsidiary of PT MNC Sky Vision, purchased in 2010, and a gain of $3.8 million from sales of an investment held in a privately managed fund, of which $2.6 million was reclassified out of accumulated other comprehensive income.

Interest and Other Income

Interest income was generally stable at $2.3 million for 2010 and $2.4 million for 2011.

Other income decreased by 137.7% from $0.7 million in 2010 to a $0.3 million loss in 2011, which was mainly comprised of foreign exchange losses.

Income Tax Expense

Income tax expense decreased by 7.1% from $1.4 million in 2010 to $1.3 million in 2011. The decrease is due to lower taxable income.

Discontinued Operations

We generated net income of $0.3 million from discontinued operations in 2010 compared to nil income in 2011. The net income in 2010 resulted from the settlement of certain accounts payable by suppliers.

Liquidity and Capital Resources

Our primary sources of liquidity are the proceeds from our initial public offering in March 2004 and cash flow from operations, as well as the investment in our company by MNC in 2008. The following table sets forth the summary of our cash flows for the periods indicated:

	Year ended 31 December 31,
	2010	2011	2012
	$	$	$
Net cash used in operating activities of continuing operations	(11,296,430)	(11,864,607)	(5,297,395)
Net cash provided by/(used in) investing activities of continuing operations	(12,775,028)	(7,082,935)	611,876
Net cash provided by/(used in) financing activities of continuing operations	2,811,052	(142,161)	60,687
Effect of exchange rate change on cash	658,652	1,136,122	(1,255,314)
Net decrease in cash and cash equivalents	(20,601,754)	(17,953,581)	(5,880,146)
Cash and cash equivalents, beginning of year	79,477,153	58,875,399	40,921,818
Cash and cash equivalents, end of year	58,875,399	40,921,818	35,041,672

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

Operating Activities of Continuing Operations

Cash used in operating activities was $11.3 million, $11.9 million and $5.3 million in 2010, 2011 and 2012, respectively. The movements in cash provided by operating activities were generally in line with the movements in operating income/(loss) from continuing operations, excluding non-cash income statement items such as depreciation and amortization, and adjusted for cash flow from trading of short-term investments. Cash flow from operating activities for 2010 and 2011 have been reclassified to conform with the presentation for 2012, which includes trading in quoted securities as part of our operating activities.  In 2010, net cash used in trading activities primarily consisted of short-term investments of $20.1 million, offset by proceeds from sale of short-term investment of $7.6 million. In 2011, net cash used in trading activities primarily consisted of short term investments of $43.7 million,  offset by proceeds received from sales of short term investments of $28.4 million. In 2012, net cash used in trading activities primary consisted of short term investments of $65.5 million, offset by proceeds received from sales of short term investments of $61.9 million.

Investing Activities of Continuing Operations

Cash used in investing activities was $12.8 million and $7.1 million in 2010 and 2011, respectively. In 2010, net cash used in investing activities primarily consisted of business acquisitions of $13.8 million, partially offset by proceeds received from the disposal of property and equipment of $1.0 million. In 2011, net cash used in investing activities primarily consisted of business acquisitions of $6.7 million, and purchase of plant, property and equipment of $0.4 million. In 2012, net cash provided by investing activities of $0.6 million primary consisted of cash provided from the disposal of property and equipment of $1.3 million, offset by cash used in purchase of fixed assets of $0.7 million.

Financing Activities of Continuing Operations

In 2010, cash provided by financing activities of $2.8 million was from bank borrowings. In 2011, cash used in financing activities was $0.1 million, consisting of $1.4 million of funds used in our share repurchase program, which was offset by net proceeds of $1.3 million from bank borrowings.  In 2012, cash provided by financing activities was $0.1 million, consisting of $0.5 million of funds used in our share repurchase program offset by net proceeds of $0.6 million from bank and related party loans.

We have no written treasury or borrowing policy. We keep a portion of our cash in U.S. dollar or RMB or Indonesian rupiah denominated bank accounts, short-term time deposits or short-term, investment grade fixed income securities for two principal purposes: to finance our operations and to manage the interest rate and currency risks arising from our operations. We adjust the amount of cash held in U.S. dollars, RMB and Indonesian rupiah from time to time to maximize our interest rate returns and to ensure that we have sufficient RMB for our operational needs, including for lease and other commitments. We have also used a portion of our cash resources to acquire equity and debt securities from time to time in order to generate capital gains. Such investments have in the past included, and may continue to include, purchases and sales of securities of affiliates of GMC in the open market or negotiated transactions. These investments expose us to equity risk due to possible fluctuations in their fair market value. See Item 11 “– Equity Price Risk.” We have not historically used derivative instruments to hedge against market risks.

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

Research and Development

We believe that a key part of our future success in VAS business will depend on our ability to develop and enhance our services by leveraging our expertise in entertainment-oriented VAS. Our total expenditures for research and development were $2.8 million, $3.2 million and $3.2 million for the years ended December 31, 2010, 2011 and 2012, respectively.

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

Debt and Credit Facilities

Our subsidiary in Singapore, InnoForm, has a credit facility from a bank in Singapore with a total facility limit of SGD10.0 million ($7.7 million) and a SGD2.0 million ($1.5 million) term loan. As of December 31, 2012, InnoForm had utilized $5.1 million of the credit facility.  The facilities are secured by a corporate guarantee from MNC.

The SGD2.0 million ($1.5 million) term loan was extended to InnoForm in October 2010 and repayable in quarterly installments of SGD0.2 million ($0.1 million) over three years.  As of December 31, 2012, SGD0.7 million ($0.5 million) of the term loan was outstanding.  The financial covenants require InnoForm to maintain a minimum consolidated net worth and a consolidated gearing ratio.

As of December 31, 2012, all of our bank borrowings were repayable within one year.

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

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business. We have registered 13 primary Internet domain names in PRC and nine primary Internet domain names in each of Singapore and Indonesia. The domain names in English and Chinese are listed below:

PRC	Singapore	Indonesia
linktone.com	innoform.com.sg	okezone.com
vrhappy.com	innoform.com.my	arenakita.com
vrhappy.net	innoform.com.hk	duniaasik.com
mhappy.net	innoform.com.tw	eksisbanget.com
my1828.com	innokidz.com.sg	m-you.com
灵通网.com	innokidz.com.hk	mylimi.com
掌上灵通.com	all-entertainment.com.sg	simpatifmm.com
掌上灵通网.com	ltongroup.com	sociagame.com
linktone.mobi	happybuys.com	xtationmobile.com
go368.net
uwise.com.cn
ojava.com
fumubang.com

As of December 31, 2012, we had registered 265 trademarks with China Trademark Office, relating to our company name and logo and some of our services. We are in the process of applying for 15 additional trademarks in China. We have no trademarks registered in the other markets in which we operate, including Indonesia.

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

As of December 31, 2012, we had also obtained 72 copyright certificates in China for cartoons and images and 55 copyright certificates for computer software.

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

Tabular Disclosure of Contractual Obligations

We have lease obligations relating to our office premises with third parties and minimum payment guarantees to  licensors for our media content reporting unit. As of December 31, 2012, we had no commitments beyond three years. The following table sets forth our commitments as of December 31, 2012:

	Office Premises	License Payment Guarantees
	$	$
Less than one year	765,146	3,597,926
One to three years	393,732	1,214,133
Total	1,158,878	4,812,059

Inflation

According to the National Bureau of Statistics of China, the increase in the Consumer Price Index in China was 4.8%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively.

The Consumer Price Index in Singapore increased by 2.8%, 5.2% and 4.6%, in 2010, 2011 and 2012, respectively, according to the Singapore Statistics Department. The Consumer Price Index in Indonesia increased by 7.0%, 3.8% and 4.3% in 2010, 2011 and 2012, respectively, according to Statistics Indonesia.

Inflation has had and it may continue to have an impact on the costs of our operations, particular personnel-related costs.

Item 6.  Directors, Senior Management and Employees

A.  Directors and Senior Management

The names of our current directors and executive officers, their ages and the principal positions with Linktone held by them, as of March 31, 2013, are as follows:
Directors and Officers (1) Name	Age	Position	Class
Hary Tanoesoedibjo	48	Chairman of our board and Chief Executive Officer	III
David Audy(2)	34	Director	II
Peck Joo Tan	51	Director and Chief Financial Officer	III
Billy Hsieh (3)	56	Director	I

(1)	Our director, Oerianto Guyandi, resigned in September 2012.

(2)	Member of nominating and compensation committee.

(3)	Member of audit committee.

Our Amended and Restated Memorandum and Articles of Association provide for the division of our board of directors into three classes. Our Class I director is Billy Hsieh, our Class II director is David Audy and our Class III directors are Hary Tanoesoedibjo and Peck Joo Tan. The current terms of the Class I, II and III directors expire upon the election and qualification of directors at the annual general meetings to be held in 2014, 2015 and 2013, respectively. At each annual general meeting, directors who are elected will serve a three-year term until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal.

Biographical Information

Hary Tanoesoedibjo has served as the Chairman of our board since April 2008 and as our Chief Executive Officer since May 2009. He has been a director of GMI since 2007, the President Director of GMC since 2002, the President Director of Bhakti since 2009, the President Director of MNC since 2004, President Commissioner of PT MNC Sky Vision (a Pay TV broadcasting company in Indonesia) since 2006, and President Director of PT Rajawali Citra Televisi (a national free-to-air television station in Indonesia) since 2010.  He has also been a director of each of MIL and MNC International Middle East Limited since 2007. All these companies are affiliates of GMC. He received a Bachelor of Commerce (Honours) degree from Carleton University and a Master of Business Administration degree from Ottawa University.

David Fernando Audy was appointed to our board in September 2012.  He has been serving as a director of GMC since October 2012.  He has also been serving as President Director of PT Global Informasi Bermutu (Global TV), a national free-to air television station in Indonesia, since October 2010, and as President Director of PT Linktone Indonesia since October 2011. In addition, he has held several senior positions in MNC, a majority-owned subsidiary of GMC, and in companies which are affiliates of GMC, including Managing Director of PT Media Nusantara Informasi (Seputar Indonesia Daily Newspaper) from 2009 to 2012, Head of Investor Relations of MNC from 2007 to 2009 and Senior Manager for Corporate Finance of MNC from 2006 to 2007. He holds a Master of Commerce in Professional Accounting and a Bachelor of Commerce in Finance & Information System from the University of New South Wales in Australia. He is the brother-in-law of Mr. Hary Tanoesoedibjo, our Chairman and Chief Executive Officer.

Peck Joo Tan has served on our board since December 2010 and since June 2010 has served as a managing director of the international business division of MNC. Prior to that, she held various regional financial and general management positions in the Asian divisions of MediaCorp Pte Ltd, Starbucks and Delifrance.  She also served as the finance director of Frito-Lay Asia, financial controller of Pepsi Asia and chief financial officer of Heinz Asia Pacific where she assisted in the preparation of financial statements under U.S GAAP.  Ms. Tan graduated with a degree in Accountancy from the National University of Singapore and is a member of the Institute of Certified Public Accountants of Singapore and Institute of Marketing of the United Kingdom.

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

Hary Tanoesoedibjo and Oerianto Guyandi (who resigned in September 2012) were appointed in connection with MNC’s strategic investment in our company, which was completed in April 2008.

B.  Compensation

Director Compensation

In 2012, we paid an aggregate of approximately $0.07 million to our non-executive directors. During 2012, no stock options to purchase our ordinary shares were granted to our non-executive directors. Directors who are also employed by our company do not receive separate fees as our directors.

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

Executive Officer Compensation

In 2012, we paid an aggregate of $0.5 million of total salary and benefits to our executive officers. During 2012, no stock options to purchase our ordinary shares were granted to our executive directors.

Employment Agreements

We have entered into an employment agreement with Hary Tanoesoedibjos. In addition, Peck Joo Tan has executed an appointment letter with InnoForm.

The employment agreement between Hary Tanoesoedibjo and us is an open-term contract and Mr. Tanoesoedibjo is not entitled to any severance benefits under his employment agreement.

Under the appointment letter with InnoForm, Peck Joo Tan agreed, among other things, to assign all rights in company- related inventions to us, and to keep our proprietary information confidential. In addition, Ms. Tan is prohibited from directly or indirectly (i) being employed by or participate in the management or operation of any business or entity that is or may be directly competitive with and offering similar products or services as us, for a period after termination of employment for any reason of one year if that business or entity is in Indonesia or for a period of three months if that business or entity is outside Indonesia, (ii) soliciting for employment any person who was employed by us during his/her employment with us, for a period of six months after termination of employment for any reason or (iii) soliciting or doing business with any supplier or agent of any supplier of ours during her employment with us, for a period of six months after termination of employment for any reason.

We do not have any service contracts with non-executive directors providing for benefits upon termination of service.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Our executive officers did not exercise any stock options in 2012.

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

Types of Awards. Awards that can be granted under the 2003 Plan consist of:

·	our ordinary shares,

·	options to purchase our ordinary shares,

·	dividend equivalent rights, the value of which is measured by the dividends paid with respect to our ordinary shares,

·	stock appreciation rights the value of which is measured by appreciation in the value of our ordinary shares, and

·
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

The administrator determined that the investment by MNC in April 2008 did not constitute a corporate transaction under the 2003 Plan. The administrator also determined that the sale of our shares to GMI in June 2012 did not constitute a corporate transaction under the 2003 Plan.

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

All of the directors who were serving in office during 2012 attended all the meetings of our board of directors and its committees on which such director served after becoming a member of our board of directors. We have no specific policy with respect to director attendance at our annual general meetings of shareholders. Our board has determined that one of our directors serving in office as of December 31 2012, Mr. Hsieh, was “independent” as that term is defined in Rule 5605(a)(2) of the NASDAQ Stock Market Rules. As a “Controlled Company” as defined in the NASDAQ Stock Market Rules due to the fact that more than 50% of our voting power is held by GMC, we are exempted from the NASDAQ requirement that a majority of our directors qualify as independent directors.

Our board has two committees: the audit committee and the nominating and compensation committee.

As of December 31, 2012, the sole member of our audit committee was Billy Hsieh, who was a non-employee director as such term is defined in Rule 16b-3 under the Exchange Act. Our board of directors has determined that the member of our audit committee is “independent” as that term is defined in Rule 5605(a)(2) of the NASDAQ Stock Market Rules. Our board has further determined that Mr. Hsieh was an “audit committee financial expert” as defined by applicable rules of the SEC.

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

As of December 31, 2012, the sole member of our nominating and compensation committee was David Fernando Audy. The functions of our nominating and compensation committee are to monitor the size and composition of our board of directors and consider and make recommendations to our board of directors with respect to the nomination or election of directors. This committee also reviews and makes recommendations to our board regarding our compensation policies and all forms of compensation, including annual salary and bonuses, to be provided to our executive officers and directors and reviews stock compensation arrangements for all of our other employees.

Our nominating and compensation committee will consider and make recommendations to our board of directors regarding any shareholder recommendations for candidates to serve on our board of directors. Our nominating and compensation committee will review periodically whether a more formal policy should be adopted. Shareholders wishing to recommend candidates for consideration by our nominating and compensation committee may do so by writing to the Chief Financial Officer at 39 MacTaggart Road, Singapore 368084, providing the candidate’s name, biographical data and qualifications, a document indicating the candidate’s willingness to act if elected, and evidence of the nominating shareholder’s ownership of our company’s ordinary shares or ADSs at least 120 days prior to the next annual general meeting to assure time for meaningful consideration by our nominating and compensation committee. There are no differences in the manner in which our nominating and compensation committee evaluates nominees for director based on whether the nominee is recommended by a shareholder. We currently do not pay any third party to identify or assist in identifying or evaluating potential nominees.

No interlocking relationships have existed between our board of directors or nominating and compensation committee and the board of directors or compensation committee of any other company.

D.  Employees

As of December 31, 2010, 2011 and 2012, we had 472, 517 and 717 full-time employees, respectively. The following table summarizes the functional distribution of our full-time employees as of December 31, 2012:

Year ended December 31,
2012
Department
Management	20
Sales and Marketing	138
Product and Content Development	155
Finance	31
Operations	47
Warehouse and Store	22
Technical Support	252
Customer Service	14
Legal and Administrative	23
Human Resources	10
Business Development	2
Acquisition and Distribution	3
Total	717

The following table summarizes the geographical distribution of our full-time employees as of December 31, 2012

Year ended December 31,
2012
Region
China	396
Hong Kong	7
Indonesia	226
Malaysia	26
Singapore	62
Total	717

None of our personnel are represented under collective bargaining agreements. We consider our relations with our employees to be good.

E.  Share Ownership

The following table sets forth certain information known to us with respect to the beneficial ownership as of March 31, 2013

·	all persons who are beneficial owners of five percent or more of our ordinary shares,

·	our current executive officers and directors, and

·	all current directors and executive officers as a group.

As of March 31, 2013, 404,467,780 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. To our knowledge and unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them as of March 31, 2013:

	Number of Ordinary Shares Beneficially Owned
Name and Address of Beneficial Owners	Number	Percentage
5% or more shareholders
Global Mediacom International Ltd. (1)	245,000,000	60.6%
Executive Officers, Directors and Director Nominees (2)
Hary Tanoesoedibjo (1)	245,000,000	60.6%
David Fernando Audy	—	—
Peck Joo Tan	*	*
Billy Hsieh	—	—

* Less than 1%

(1)
Based solely upon information contained in the Schedule 13D/A filed by GMC, its wholly-owned subsidiary GMI and their affiliates with the SEC on April 22, 2013.  The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2013. GMI purchased such ordinary shares from MIL in June 2012 for a consideration of $74.0 million in cash. MIL is an indirect subsidiary of GMC, which is a majority-owned subsidiary of Bhakti.  Hary Tanoesoedibjo is a director of MIL and the President Director of GMC and Bhakti, and he disclaims beneficial ownership of these ordinary shares. The principal office address of GMI is P.O. Box 182398, Dubai, United Arab Emirates.

(2)	The address of our current executive officers and directors is c/o Linktone Ltd., 39 MacTaggart Road, Singapore 368084.

As of March 31, 2013, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

As of March 31, 2013, approximately 227,083 of our ordinary shares were held by 18 U.S. holders of record, excluding shares held by our ADS depositary bank, JPMorgan Chase Bank, N.A., on behalf of our holders. JPMorgan Chase Bank, N.A. has advised us that as of that date, 23,886,820 ADSs representing 238,868,200 ordinary shares were held of record by the depositary. We have no further information as to ordinary shares held, or beneficially owned, by U.S. persons.

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

In October 2008, we entered into a loan agreement in the principal amount of SGD11.5 million ($9.0 million) to GLD Investments Pte. Ltd., or GLD, a limited liability company incorporated in Singapore which was 10% owned by Hary Tanoesoedibjo, one of the directors of our board and our chief executive officer, and 90% owned by the holding company of MNC. GLD’s principal asset is a commercial office building in Singapore. In June 2010, our newly acquired subsidiary in Singapore, InnoForm, acquired a 98.7% interest in GLD from its shareholders for a total consideration of SGD13.0 million ($9.3 million). Concurrently, such loan was repaid by GLD. Mr. Tanoesoedibjo holds the remaining 1.3% of the equity interest in GLD. InnoForm has used the commercial office building of GLD as its principal office premise since the acquisition. InnoForm did not pay rent for the use of the office building in 2012.

In January 2010, Weilan acquired a 50.01% interest in Letang from its sole equityholder, Hefei Baofeng Cartoon Information Technology Co., Ltd., or Baofeng, in exchange for consideration of RMB17.5 million (US$2.6 million) and a contribution of RMB5.0 million (US$0.7 million) to the registered capital of Letang. We also agreed to pay additional cash consideration of up to RMB45.1 million (US$6.6 million) to Baofeng if Letang achieves certain after-tax net profit targets between January 1, 2010 and March 31, 2012. As of December 31, 2012, we paid RMB13.8 million (US$2.1 million) to Baofeng as additional consideration because it achieved its initial after tax net profit target. We reversed a contingent consideration payable of RMB10.2 million (US$1.6 million) as we assessed Letang unable to meet the final net profit target for period April 1, 2011 to March 31, 2012. The primary purpose of the acquisition was to strengthen our company’s mobile games portfolio and development capabilities. Concurrent with our investment in Letang, we entered into an equityholders agreement with Baofeng and Letang which contains various provisions regarding the corporate governance of Letang, including the holding of shareholder meetings, the composition and rights of the board of directors of Letang, information rights in favor of our company and the maintenance of books and records by Letang. The equityholders agreement also imposes restrictions on the equityholders’ transfer of their equity interest in Letang, subject to certain exceptions. Letang agreed that if it issues any new equity, then we and Baofeng each have the right to purchase our pro rata percentage of such new issuance. In addition, we have a right of first refusal over any proposed transfers of the equity held by Baofeng. These rights will terminate when we or Baofeng no longer hold any equity of Letang or when there is an initial public offering of the equity of Letang.

In March 2010, we and MNC (through MIMEL) acquired 50% and 25% of the share capital of InnoForm respectively, for an aggregate consideration of SGD9.9 million ($7.0 million) in cash. In June 2010, we subscribed for additional new shares of InnoForm for a total consideration of SGD13.0 million ($9.3 million) and as a result of which we and MNC (through MIMEL) hold 75% and 12.5% of the equity interest of InnoForm, respectively. MNC (through MIMEL) also has the option to purchase the remaining 12.5% of the outstanding share capital of InnoForm, whereby 7.5% and 5% of the share capital can be purchased within 18 months and 30 months, respectively, of the agreement date. The owner of the remaining 12.5% of Innoform’s share capital, Mr. Ang Choon Beng, also has the right to put such shares and has sent notice of his intention to exercise this right with respect to 7.5% of the share capital. MNC has agreed with us that it will bear all responsibility with respect to such put right. MNC is disputing its obligation to purchase such shares, and the matter is currently in arbitration in Singapore (Linktone and Linktone International have also been named parties to such arbitration). InnoForm is a Singapore-based company with regional offices in Malaysia and Hong Kong, specializing in the development, distribution and licensing of edutainment and entertainment products.

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

Prior to our acquisition of PT Linktone, it had entered into a cooperation agreement in October 2009 (as amended in February 2010) with Infokom, an affiliate of MNC. Under this agreement, PT Linktone is authorized to use short codes owned by Infokom to offer its VAS to users in Indonesia in exchange for 10% of the revenue generated from such services, net of the fees charged by the telecom network operators. This agreement has a term of 25 years from the date of the agreement. In October 2009, PT Linktone also entered into a cooperation agreement with MNC for the rights to a short code owned by MNC free of charge. This agreement has a term of 25 years from the date of the agreement. From September 1, 2010 (the date of our acquisition of PT Linktone for accounting purposes) to December 31, 2010, PT Linktone’s total revenue generated from the use of short codes owned by Infokom and those owned by MNC was $1.6 million and $0.3 million, respectively. During this period, PT Linktone paid Infokom and MNC a total of $0.3 million and nil, respectively. In 2011 and 2012, PT Linktone paid Infokom a total of $0.2 million and $0.3 million, respectively.  In 2011, MNC transferred to PT Linktone the short code owned by MNC which PT Linktone had used pursuant to the cooperation agreement. In 2011, total revenue generated from the use of short codes owned by Infokom and the short code that was transferred from MNC to PT Linktone was $4.7 million and $2.3 million, respectively. In 2012, total revenue generated from the use of short codes owned by Infokom was $1.9 million.  See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates — Revenue and Cost of Revenue Recognition — Indonesia telecom value — added services.”

In October 2009, PT Linktone entered into another cooperation agreement with MNC whereby MNC agreed to promote PT Linktone’s products, programs or content on three television stations owned by MNC — PT Rajawali Citra Televisi Indonesia (“RCTI”), PT Cipta Televisi Pendidikan Indonesia (“MNC TV”) and PT Global Informasi Bermutu (“Global TV”). As compensation, RCTI, MNC TV and Global TV each receive a percentage of the revenue generated when customers used the short code suffix specific to their respective television program. PT Linktone also provides SMS services, such as SMS polling for each television station’s entertainment programs, in exchange for a percentage of the revenues generated by such services. The term of this agreement is five years from the date of the agreement. From September 1, 2010 to December 31, 2010, PT Linktone paid each of MNC TV and Global TV $0.1 million. In 2011, PT Linktone paid each of MNC TV and Global TV $0.7 million.  In 2012, PT Linktone paid $0.2 million to MNC TV and nil to Global TV.  Revenue generated from our cooperation with RCTI during 2010 and 2011 was insignificant.  In 2012, revenue generated from our cooperation with RCTI was $0.6 million.

In July 2010, RCTI, jointly with Sky Vision, secured the license rights to broadcast in Indonesia the UEFA EURO 2012, UEFA EURO 2016, UEFA European Under 21 Championships and UEFA Women’s Euro events (together, the “UEFA Programs”). In November 2010, RCTI signed a Memorandum of Understanding, or MOU, with PT Linktone, appointing PT Linktone as the sublicensee to develop and distribute mobile content for the UEFA Programs to end users within Indonesia. As compensation, PT Linktone agreed to pay a license fee to RCTI in an amount to be agreed to by both parties.  PT Linktone paid an advance of IDR3.3 billion (US$0.4 million) to RCTI as a commitment for the performance of the MOU, which was subsequently refunded to PT Linktone due to government restrictions in Indonesia that prevented PT Linktone from distributing the UEFA Programs.  As of December 31, 2012, PT Linktone has not received any revenues from its rights to distribute the UEFA Programs.  We are not sure when or if the government restrictions will be lifted.

In December 2010, we purchased US$20 million of senior secured notes of Aerospace Satellite Corporation Holding B.V., or Aerospace, a wholly owned subsidiary of Sky Vision. The notes trade on Singapore Exchange Ltd., are due November 16, 2015, bear interest at a rate of 12.75% per annum and are payable semi-annually in arrears.

The notes are guaranteed by Sky Vision. In 2011, we sold these notes in the open market and recorded gain on sales of investment of US$1.1 million. Utilizing our proceeds from the sale of the Aerospace notes and the interest earned on such notes, we acquired stake of 2.6% in PT Global Mediacom Tbk., or GMC (the controlling shareholder of MNC), through the open market purchase of 357 million common shares at average price of IDR826 (approximately US$0.095) per share. GMC is Indonesia’s largest integrated media company, operating the country’s leading free-to-air and pay television services.

In October 2010 and May 2011, a bank in Singapore extended to our subsidiary, InnoForm, a term loan of SGD$2.0 million ($1.5 million) and a credit facility with a total facility limit of SGD$10.0 million ($7.7 million).  The facilities are secured by a corporate guarantee from MNC. As of December 31, 2012, we utilized $5.1 million of the credit facility and $0.5 million of the term loan was outstanding.

In 2012, we sold 357 million shares of GMC for $61.9 million in open market transactions and recorded a gain on sale of investment of US$27.9 million.  Using the proceeds from the sale of GMC shares, we purchased 708 million common shares of Bhakti, 53.3 million common shares of MNC, and 64.8 million common shares of PT Sky Vision Tbk, or Sky Vision, in open market transactions.  Bhakti is an Indonesia-based investment company and the ultimate shareholder of GMC and MNC. Sky Vision is an Indonesia-based media company and a subsidiary of MNC.

In January 2012, Innoform entered into a distributorship agreement with MIL whereby MIL agreed to appoint Innoform to be its non-exclusive distributor to distribute and market certain television programs and channels outside of Indonesia.  MIL is an indirect subsidiary of GMC, our controlling shareholder.  As compensation, Innoform is entitled to any income generated from the distribution of such programs and channels after paying certain fixed fees to MIL.  In 2012, Innoform generated $1.2 million in revenues from this distributorship agreement, of which $1.1 million was paid to MIL.  The distributorship agreement expires in December 2015.

In April 2012, MNC extended to PT Linktone a loan in the amount of IDR5.0 billion ($0.5 million).  The loan has an interest rate of 8.0% per year and is repayable in April 2013.  As of December 31, 2012, $0.5 million of the loan was outstanding.

In May 2012, PT Linktone acquired online portal Okezone.com from PT Okezone Indonesia, a subsidiary of MNC, for cash consideration of IDR4.5 billion ($0.5 million).  Okezone.com is a Bahasa Indonesian online portal focused on delivering breaking news, as well as entertainment, information and video content.  MNC is a subsidiary of GMC, our controlling shareholder.

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

B.  Significant Changes

See Item 18. “Financial Statements” for information regarding significant changes to us since December 31, 2012.

Item 9.  The Offer and Listing

Not applicable except for Item 9.A.4. and Item 9.C.

Our ADSs, each representing 10 of our ordinary shares, have been listed on the NASDAQ Global Market since March 4, 2004 and trade under the symbol “LTON.”

The following table provides the high and low prices for our ADSs on the NASDAQ Global Market for the periods indicated.

	Price Per ADS (US$)
	High	Low

Annual highs and lows
2008	3.58	0.57
2009	3.21	1.01
2010	2.07	1.20
2011	1.77	0.72
2012	3.18	1.03

Quarterly highs and lows
First Quarter 2011	1.77	1.31
Second Quarter 2011	1.40	0.85
Third Quarter 2011	1.12	0.75
Fourth Quarter 2011	1.42	0.72
First Quarter 2012	1.36	1.03
Second Quarter 2012	1.74	1.28
Third Quarter 2012	3.18	1.36
Fourth Quarter 2012	2.81	2.26
First Quarter 2013	2.98	2.40

Monthly highs and lows
October 2012	2.80	2.26
November 2012	2.81	2.31
December 2012	2.78	2.40
January 2013	2.69	2.40
February 2013	2.67	2.53
March 2013	2.98	2.54

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not be approved, the court can be expected to approve the arrangement if it determines that:

·	the statutory provisions as to majority vote have been complied with;

·	the shareholders have been fairly represented at the meeting in question;

·	the arrangement is such as a businessman would reasonably approve; and

·	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

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

Shareholders’ Suits. Our Cayman Islands counsel is not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which could be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

·	a company is acting or proposing to act illegally or ultra vires;

·	the act complained of, although not ultra vires, could be effected only if authorized by more than a simple majority vote;

·	the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

·	those who control the company are perpetrating a “fraud on the minority.”

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

Although the Monetary Authority of Singapore monitors the Singapore dollar currency, there is no foreign exchange control in Singapore. No approval is required for any payment, remittance or capital transfer in any currency or to any country. During 2012, the average rate of Singapore dollar to the U.S. dollar was SGD1.2460 with the highest and lowest rates being SGD1.2239 and SGD1.2183 respectively.

Foreign exchange controls in Indonesia were abolished in 1971. Indonesia operates a liberal foreign exchange system that permits the free flow of foreign exchange. Capital transactions, including remittances of capital, profits, dividends and interest are free of exchange controls. A number of regulations, however, have an impact on the exchange system. For example, only banks are authorized to deal in foreign exchange and execute exchange transactions related to the import and export of goods. In addition, Indonesian banks (including branches of foreign banks in Indonesia) are required to report to Bank Indonesia any fund transfers exceeding US$10,000. Bank Indonesia holds the authority to issue rupiah currency and has the responsibility for maintaining the stability of the Indonesian rupiah. During 2012, the average rate of rupiah to the U.S. dollar was IDR9,395 with the highest and lowest rates being IDR9,671 and IDR9,592 respectively. Recently, however, there have been media reports that Bank Indonesia will announce measures on capital flows to control the frequent inflow and outflow of short-term funds. Accordingly, the imposition of foreign exchange controls in Indonesia is a possibility, but we cannot be sure when, or if, such controls will be imposed in the future.

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

United States Federal Income Taxation

The following discussion is a summary of certain United States federal income tax considerations applicable to the ownership and disposition of shares or ADSs by a U.S. Holder (as defined below) who holds such shares or ADSs as capital assets as defined under the Internal Revenue Code of 1986, as amended (the “Code”).  This summary does not purport to be a complete analysis of all potential United States federal income tax effects. This summary is based on the Code, United States Treasury regulations promulgated thereunder, IRS rulings and judicial decisions in effect on the date hereof. All of these are subject to change, possibly with retroactive effect, or different interpretations. Such change could materially and adversely affect the tax consequences described below.  No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary does not address all aspects of United States federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code) or to holders that may be subject to special rules under United States federal income tax law, including:

·	dealers in stocks, securities or currencies;

·	securities traders that use a mark-to-market accounting method;

·	banks and financial institutions;

·	insurance companies;

·	regulated investment companies;

·	real estate investment trusts;

·	tax-exempt organizations;

·	persons holding shares or ADSs as part of a hedging or conversion transaction or a straddle;

·	persons deemed to sell shares or ADSs under the constructive sale provisions of the Code;

·	persons who or that are, or may become, subject to the expatriation provisions of the Code;

·	persons whose functional currency is not the United States dollar; and

·	direct, indirect or constructive owners of 10% or more of the total combined voting power of all classes of our voting stock.

This summary also does not discuss any aspect of state, local or foreign law, or United States federal estate or gift tax law as applicable to U.S. Holders. Prospective purchasers are urged to consult their tax advisers about the United States federal, state and local tax consequences to them of the purchase, ownership and disposition of shares or ADSs.

For purposes of this summary, “U.S. Holder” means a beneficial holder of shares or ADSs who or that for United States federal income tax purposes is:

·	an individual citizen or resident of the United States;

·
a corporation or other entity classified as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

·	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

·
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

Certain dividends received by non-corporate U.S. Holders, including individuals, are generally subject to the special reduced rates normally applicable to long term capital gains, provided that certain conditions are satisfied. A U.S. Holder is not able to claim the reduced rate for any year in which our company is treated as a PFIC. See “Passive Foreign Investment Company Considerations,” below. Dividends may be taxed at the lower applicable capital gains rate provided that (1) our shares or ADSs, as applicable, are readily tradable on an established securities market in the United States, (2) our company is not a PFIC (as discussed below) for either our taxable year in which the dividends were paid or the preceding taxable year, and (3) certain holding period and other requirements are met. Since our ADSs are listed on the NASDAQ Global Market, they are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States.

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

Taxation of disposition of shares or ADSs

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale or exchange of a share or ADS in an amount equal to the difference between the amount realized (in U.S. dollars) for the share or ADS and your tax basis (in U.S. dollars) in the share or ADS. The gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the share or ADS for more than one year. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. Any gain or loss that you recognize generally will be treated as United States source gain or loss for United States foreign tax credit purposes.  In the event PRC tax were to be imposed on any gain from the disposition of shares or ADSs, such gain may be treated as PRC source gain under the income tax treaty between the United States and the PRC, in which case a U.S. Holder eligible for treaty benefits may be able to claim a foreign tax credit, subject to applicable limitations. U.S. Holders should consult their tax advisers regarding the creditability of any PRC tax.

Tax on Net Investment Income

For taxable years beginning after December 31, 2012, a 3.8% tax is imposed on the “net investment income” (as defined in section 1411 of the Code) of individuals whose income exceeds certain threshold amounts, and of certain trusts and estates under similar rules.

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

For this purpose, cash and investment securities are categorized as passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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

Alternatively, a U.S. Holder may be eligible to make a mark-to-market election under Section 1296 of the Code (a “Mark- to-Market Election”), but only if our shares or ADSs are marketable stock. Our shares are not currently listed on any exchange, but our ADSs will be “marketable stock” as long as they remain listed on the NASDAQ Global Market and are regularly traded. There can be no assurances, however, that our ADSs will be treated, or continue to be treated, as regularly traded. A U.S. Holder that makes a Mark-to-Market Election must include in ordinary income, rather than capital gain, for each year an amount equal to the excess, if any, of the fair market value of the shares or ADSs, as applicable, at the close of the taxable year over the U.S. Holder’s adjusted basis in the shares or ADSs. Additional complex rules apply and the election cannot be revoked without the consent of the IRS unless the shares or ADSs cease to be marketable.

In addition, if a U.S. Holder owns (or owned) shares or ADSs while we are (or were) a PFIC and the U.S. Holder makes an election to treat us as a qualified electing fund under Section 1295 of the Code (a “QEF Election”), the U.S. Holder generally will not be subject to the adverse rules discussed above. Instead, the U.S. Holder will be subject to current United States federal income tax on his, her or its pro rata share of our ordinary earnings and net capital gain, regardless of whether such amounts are actually distributed to the U.S. Holder by us. However, a U.S. Holder can make a QEF Election only if we agree to furnish the U.S. Holder annually with certain tax information, and we currently do not intend to prepare or provide such information.

If we are a PFIC in any year with respect to a U.S. Holder, such U.S. Holder will be required to file an annual return on IRS Form 8621 regarding distributions received on shares or ADSs and any gain realized on the disposition of shares or ADSs.

In addition, under recently enacted U.S. tax legislation, if we are a PFIC U.S. Holders will be required to file an annual information return (also on IRS Form 8621) relating to their ownership of our shares or ADSs.  Although the IRS has updated Form 8621 to include a new Part I, Summary of Annual Information, to reflect this filing requirement, pursuant to Notice 2011-55 and the instructions to the Revised Form 8621, completion of that part is not required until the underlying Treasury Regulations are published. Prior to filing their annual income tax returns, U.S. Holders should consult their tax advisers regarding whether additional guidance has been issued with respect to this reporting requirement, and if so, how to comply with such guidance.

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

Subject to specified exceptions and future guidance, recently enacted U.S. tax legislation generally requires certain U.S. Holders (that is, an individual or, to the extent provided in final Treasury Regulations when published, certain domestic entities) to report to the IRS on IRS Form 8938 such U.S. Holder’s interests in stock or securities issued by a non-U.S. person (such as our company).

U.S. Holders should consult their tax advisers regarding the information reporting obligations that may arise from their acquisition, ownership or disposition of our shares or ADSs.

Enforcement of Civil Liabilities

We are incorporated in the Cayman Islands due to the following benefits found there:

·	political and economic stability;

·	an effective judicial system;

·	a favorable tax system;

·	the absence of exchange control or currency restrictions; and

·	the availability of professional and support services.

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

A substantial portion of our current operations is conducted in China and other countries through our subsidiaries incorporated in China, Indonesia, Singapore, Malaysia, Hong Kong, Taiwan, the British Virgin Islands and United Arab Emirates. All or most of our assets are located in China and other countries. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

In accordance with Rule 5250(d) of the NASDAQ Stock Market Rules, we will post this annual report on our website at http://www.linktone.com/sec_filings.jsp. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

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

Foreign Currency Risk

Our subsidiaries conduct most of their business transactions in their own measurement currencies, and we hold some assets or liabilities in foreign currencies other than measurement currency and the value of these assets and liabilities are subject to foreign currency risks resulting from fluctuations in exchange rates between the foreign-denominated currency and the measurement currency. We have not used hedging transactions to reduce our exposure to exchange rate fluctuations, and we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations. For more information on foreign currency translations used for financial reporting purposes, see note 2 to our consolidated financial statements beginning on page F-1 in this annual report.

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

During the year ended December 31, 2012, the foreign currency translation adjustments to our comprehensive income were $0.5 million and the currency loss was $1.2 million, primarily as a result of the Chinese Renminbi, Singapore dollar or Indonesian rupiah appreciating against the U.S. dollar. The following is a sensitivity analysis showing the impact of hypothetical changes in the value of the Chinese Renminbi, Singapore Dollar and Indonesian rupiah against the U.S. dollar as of December 31, 2012 on our results for 2012:

Change in the Value of Foreign					Additional
Currency against the U.S. Dollar	Additional Translation Adjustments to Comprehensive				Transaction
from Actual Value	Income				Gain/(Loss)
as of December 31, 2012	($)				($)
	Chinese	Singapore	Indonesian
	Renminbi	Dollar	Rupiah	Total
2.5% Appreciation	745,801	317,300	192,308	1,255,409	(281,413)
5% Appreciation	1,491,601	634,599	384,616	2,510,816	(562,827)
2.5% Depreciation	(745,801)	(317,300)	(192,308)	(1,255,409)	281,413
5% Depreciation	(1,491,601)	(634,599)	(384,616)	(2,510,816)	562,827

Equity Price Risk

Our exposure to risk for changes in equity prices relates primarily to our investments in publicly traded securities. The fair value of publicly traded securities may fall due to a fall in equity prices. As a result, we may suffer investment losses if we are forced to sell securities at a price that is less than our acquisition price. The following is a sensitivity analysis showing the impact of hypothetical changes in the price of our publicly traded investments as of December 31, 2012.

Change in the price of publicly traded investment	Additional Transaction Gain/(Loss) ($)
2.5% Appreciation	1,714,509
5% Appreciation	3,429,018
2.5% Depreciation	(1,714,509)
5% Depreciation	(3,429,018)

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

ADS holders may have to pay:	For:
US$5 per 100 ADS	· Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property
· Cancellation or withdrawals of ADSs
· Distribution of ADSs pursuant to stock dividends or stock split
· Distributions of securities other than ADSs or rights to purchase additional ADSs
Up to US$0.02 per ADS	· Distributions of cash dividends or other cash distributions
· Annual depositary services
US$1.5 per certificate presented for transfer	· Transfer of American depositary receipts, or ADRs
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or ordinary shares underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	· As necessary
Any charges, fees or expenses incurred by the depositary or its agents for servicing the deposited securities	· As necessary
Fees and other payments made by the depositary to us

The depositary has agreed to reimburse us for certain reasonable expenses related to our ADS program, including expenses for investor relations servicing, investor related presentations, ADS-related advertising and public relations, legal fees and accountants’ fee. For the year ended December 31, 2012, we were entitled to receive up to $160,000 from the depositary as reimbursement for such expenses.

In 2012, the depositary paid us $344,382 as reimbursement for proxy expenses incurred in 2011 and 2012 as well as for ADS fees paid as part of our share repurchase program.  The depositary also waived a fee of $295,000 for program maintenance with respect to the year ended December 31, 2012.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures

Evaluation of Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the fiscal year covered by this annual report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, our disclosure controls and procedures were not effective because of the material weaknesses described below under “—Management’s Report on Internal Control over Financial Reporting.” Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that our internal control over financial reporting as of December 31, 2012 was not effective because they have identified a material weakness in our internal control in relation to revenue recognition for a new business line established in 2012 by our China operations as well as a material weakness in our financial statements reporting process, including revenue recognition, due to resource constraints in our Indonesian subsidiary, PT Linktone.  A material weakness is a control deficiency, or a combination of deficiencies, that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected.

Since the identification of these material weaknesses, our management performed analysis and procedures to ensure that the consolidated financial statements included in this Annual Report were prepared in accordance with US GAAP.  In particular, we plan to implement specific measures to remediate the material weakness described above, including providing training to finance personnel of our China operations that analysis of new revenue transactions must be in accordance with the requirements of US GAAP and maintaining sufficient finance personnel resources in our subsidiaries to ensure a systematic financial statements reporting process.  Our management will continue to monitor, review and evaluate the appropriateness of revenue recognition and financial statements reporting process.  We will also continue to provide training to our finance personnel on US GAAP and SEC related matters and to ensure adherence to the above mentioned policy.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In accordance with applicable laws, this annual report does not include an attestation report of the company’s independent registered public accounting firm regarding internal control over financial reporting because our company did not qualify as an “accelerated filer,” as such term is defined in the rules promulgated under the Exchange Act, with respect to the year ended December 31, 2012.

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

Item 16A.     Audit Committee Financial Expert

Our board of directors has determined that Mr. Billy Hsieh, who became the sole member of our audit committee in February 2011, qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC and that he is “independent” as that term is defined in Rule 5605(a)(2) of the NASDAQ Stock Market Rules.

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

The Code of Business Conduct is available on our website at www.linktone.com/governance.jsp. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public. Copies of the Code of Business Conduct will be provided to any shareholder upon written request to the Chief Financial Officer of Linktone Ltd. at 39 MacTaggart Road, Singapore 368084.

Item 16C.   Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Registered Public Accounting Firm

The following table summarizes the fees charged by Ernst & Young LLP, Singapore, or E&Y (an independent registered public accounting firm engaged by us), for certain services rendered to our company during 2011 and 2012:

	For the year ended December 31,
	2011	2012
	$	$
Audit fees (1)	704,025	701,412
Tax-related fees (2)	14,728	16,391

(1)	“Audit fees” means the aggregate fees charged in each of the fiscal years listed for our calendar year audits and reviews of financial statements.

(2)	“Tax-related fees” means the aggregate fees charged by E&Y in 2011 and 2012 for professional services rendered for tax compliance and permissible tax advisory services.

Audit Committee Pre-approval Policies and Procedures

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by the independent public accounting firm engaged by us, before that firm is retained for such services. The pre-approval procedures are as follows:

·
Any audit or non-audit service to be provided to us by the independent registered public accounting firm must be submitted to our audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

·
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

In November 2012, we announced the further resumption of our ADS repurchase program, which had previously been approved by our board of directors in August 2006. At the time of such resumption, our board of directors authorized the purchase of up to $8.0 million of ADSs over a six-month period.  The share repurchase program does not obligate us to purchase any specific amount of ADSs.

The following table sets out certain information concerning purchases by us during 2012 on the open market:

	Total number of ADSs purchased	Average price paid per ADS ($)	Total number of ADSs purchased as part of publicly announced plans or programs	Maximum dollar value of ADSs that may yet be purchased under the plans or programs ($)
August 2011 program
January 2012	58,828	1.31	58,828	3,497,437
February 2012	59,055	1.28	117,883	3,421,950
November 2012 program
December 2012	122,500	2.67	240,383	7,672,925
Total	240,383	2.00	240,383	7,672,925

Item 16F. Change in Registrant’s Certifying Accountant

As previously reported in our annual report on Form 20-F for the fiscal year ended December 31, 2011 filed with the SEC on April 27, 2012, we approved at our annual general meeting held on September 15, 2011 (i) the engagement of Ernst & Young LLP, Singapore to serve as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the fiscal year ended December 31, 2011 and (ii) the removal of Ernst & Young Hua Ming, Shanghai, our previous independent registered public accounting firm, effective as of September 15, 2011.

Item 16G. Corporate Governance

We are an exempted company incorporated in the Cayman Islands and our ADSs have been listed on the NASDAQ Global Market since March 4, 2004. The significant differences between our corporate governance practices and those followed by U.S. domestic companies are as follows.

Rule 5605 of the NASDAQ Stock Market Rules requires that a majority of the board of directors be independent directors as defined in Rule 5605(a)(2). As of December 31, 2012, our board of directors consisted of four directors, one of which (Billy Hsieh) was determined by our board to be “independent” under Rule 5605(a)(2). This is because we are exempted from the NASDAQ requirement as a “Controlled Company” as defined in Rule 5615 due to the fact that more than 50% of our voting power is held by GMC.

Rule 5605 of the NASDAQ Stock Market Rules requires that the audit committee of an issuer is comprised of at least three members, that all members of the audit committee and the nominating and compensation committee are independent directors and that the independent directors hold regularly scheduled meetings known as “executive sessions” at which only independent directors are present. As of December 31, 2012, we had an audit committee with one member (Billy Hsieh) and a nominating and compensation committee of one member. Our board has determined that Mr. Hsieh is “independent” as the term is defined in Rule 5605(a)(2) of the NASDAQ Stock Market Rules.  We do not hold executive sessions of independent directors and our current nominating and compensation committee member is not an independent director. This home country practice of ours differs from the requirements of the NASDAQ Stock Market Rules in these areas because there are no specific requirements under Cayman Islands law on the composition of audit committee, nominating committee and compensation committee or the holding of executive sessions.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17.    Financial Statements

The Company has elected to provide financial statements pursuant to Item 18.

Item 18.    Financial Statements

The consolidated financial statements for Linktone Ltd. and its subsidiaries and affiliates are included at the end of this annual report.

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

4.28           Appointment Letter dated May 1, 2010 between InnoForm Media Pte Ltd and Peck Joo Tan (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on 20-F for the year ended December 31, 2010 filed with the SEC on June 30, 2011).

4.29*         Cooperation and Loan Facility Agreement dated March 21, 2012 between Linktone International Limited and Mr. David Fernando Audy.

4.30*         Cooperation and Loan Facility Agreement dated March 21, 2012 between Linktone International Limited and Mr. Reino Ramaputra Barack.

4.31*         Working Capital Loan Agreement dated April 9, 2012 between Noveltech Enterprises Limited and PT Innoform.

4.32*         Technical Assistance Agreement dated April 9, 2012 between Noveltech Enterprises Limited and PT Innoform.

4.33*         Assignment of Rights to Dividends Agreement dated April 9, 2012 between Mr. David Fernando Audy and Linktone International Limited.

4.34*         Assignment of Rights to Dividends Agreement dated April 9, 2012 between Mr. Reino Ramaputra Barack and Linktone International Limited.

4.35*         Pledge of Shares Agreement dated April 9, 2012 between Linktone International Limited and Mr. David Fernando Audy.

4.36*         Pledge of Shares Agreement dated April 9, 2012 between Linktone International Limited and Mr. Reino Ramaputra Barack.

4.37*         Irrevocable Power of Attorney to Sell made by Mr. David Fernando Audy on April 9, 2012.

4.38*         Irrevocable Power of Attorney to Sell made by Mr. Reino Ramaputra Barack on April 9, 2012.

4.39*         Irrevocable Power of Attorney to Attend and to Vote in the Meeting of the Shareholders made by Mr. David Fernando Audy on April 9, 2012.

4.40*         Irrevocable Power of Attorney to Attend and to Vote in the Meeting of the Shareholders made by Mr. Reino Ramaputra Barack on April 9, 2012.

4.41*         Translation of Form Equity Interest Pledge Agreement by and between our wholly owned subsidiaries and individual shareholders of our Chinese VIEs.

4.42*         Translation of Form Contract relating to the Exclusive Purchase Right of Equity Interest by and among Linktone Ltd., individual shareholders of our Chinese VIEs and our Chinese VIEs.

4.43*         Translation of Form Loan Agreement by and between Linktone Ltd. and individual shareholders of our Chinese VIEs.

4.44*         Translation of Form Operating Agreement by and among our wholly owned subsidiaries, our Chinese VIEs and individual shareholders of our Chinese VIEs.

4.45*         Translation of Form Power of Attorney made by individual shareholders of our Chinese VIEs.

4.46*         Translation of Form Supplemental Contract to Contract Relating to the Exclusive Purchase Right of Equity Interest by and among Linktone Ltd., individual shareholders of our Chinese VIEs and our Chinese VIEs.

4.47*         Translation of Form Second Supplemental Contract to Contract Relating to the Exclusive Purchase Right of Equity Interest by and among Linktone Ltd., individual shareholders of our Chinese VIEs and our Chinese VIEs.

4.48*         Translation of Form Supplemental Agreement to Loan Agreement by and between Linktone Ltd. and individual shareholders of our Chinese VIEs.

4.49*         Translation of Form Supplemental Agreement to Operating Agreement by and among our wholly owned subsidiaries, our Chinese VIEs and individual shareholders of our Chinese VIEs.

4.50*         Translation of Form Second Supplemental Agreement to Operating Agreement by and among our wholly owned subsidiaries, our Chinese VIEs and individual shareholders of our Chinese VIEs.

4.51*         Translation of Form Amended and Restated Power of Attorney made by individual shareholders of our Chinese VIEs.

4.52*         Translation of Form Amendment to Amended and Restated Power of Attorney made by individual shareholders of our Chinese VIEs.

4.53*         Translation of Form Confirmation Letter by and among Linktone Ltd., our Chinese VIEs, our wholly owned subsidiaries and individual shareholders of our Chinese VIEs.

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

12.1*         Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*         Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1*         Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2*         Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1           Letter from Ernst & Young Hua Ming, Independent Registered Public Accounting Firm, pursuant to Item 16F (incorporated by reference to Exhibit 15.1 to the Company’s Annual Report on 20-F for the year ended December 31, 2011 filed with the SEC on April 27, 2012).

15.2           Consent of Ernst & Young Hua Ming, Independent Registered Public Accounting Firm. (incorporated by reference to Exhibit 15.2 to the Company’s Annual Report on 20-F for the year ended December 31, 2011 filed with the SEC on April 27, 2012)

15.3*         Consent of Ernst & Young LLP Singapore, Independent Registered Public Accounting Firm

15.4*         Consent of Walkers

15.5*         Consent of Jun He Law Offices

___________________

* Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LINKTONE LTD.

By:	/s/ Hary Tanoesoedibjo
Hary Tanoesoedibjo
Chief Executive Officer

Date: April 26, 2013

LINKTONE LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Linktone Ltd.

We have audited the accompanying consolidated balance sheet of Linktone Ltd. (the “Company”) and its subsidiaries (together, the “Group”) as of December 31, 2011 and 2012, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity and cash flows for the years ended December 31, 2011 and 2012. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Linktone Ltd. and its subsidiaries at December 31, 2011 and 2012, and the consolidated results of their operation and their cash flow for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Singapore

April 26, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Linktone Ltd.

We have audited the accompanying consolidated balance sheet of Linktone Ltd. (the “Company”) and its subsidiaries (together, the “Group”) as of December 31, 2010, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity and cash flows for the year ended December 31, 2010. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Linktone Ltd. and its subsidiaries at December 31, 2010, and the consolidated results of their operation and their cash flow for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 4(t) and Note 22 to the consolidated financial statements, the disclosures in the accompanying 2010 financial statements have been retrospectively adjusted for the change in the composition of reportable segments.

/s/ Ernst & Young Hua Ming LLP
Shanghai, People’s Republic of China

June 30, 2011,
except for Notes 4(t) and 22, as to which the date is April 26, 2013

LINKTONE LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except number of shares)

	Note	As of December 31,
		2011	2012
		$	$
Assets
Current assets:
Cash and cash equivalents	7	40,921,818	35,041,672
Restricted cash	8	603,088	-
Short-term investments	9	56,584,958	90,318,579
Accounts receivable, net	11	17,048,783	14,287,247
Tax refund receivable		1,177,761	906,197
Inventories	12	1,881,749	1,848,552
Due from related parties	29	2,375,450	1,756,401
Deferred tax assets	27	486,176	732,987
Deposits and other current assets	13	5,702,726	6,065,370
Total current assets		126,782,509	150,957,005
Property and equipment, net	14	11,195,432	11,760,831
Non-current assets held for sale	15	814,878	-
Intangible assets, net	16	9,525,908	8,114,889
Goodwill	6, 17	40,483,355	29,571,982
Deferred tax assets	27	369,706	729,386
Other long-term assets	18	1,024,442	3,280,479
Total assets		190,196,230	204,414,572
Liabilities and shareholders’ equity
Current liabilities:
Account payable, accrued liabilities and other payables	19	14,980,545	16,405,947
Due to related parties	29	16,198	456,765
Short-term loans	20	4,781,181	6,122,924
Taxes payable		4,088,188	1,879,355
Deferred revenue		387,149	421,723
Deferred tax liabilities	27	126,034	516,977
Total current liabilities		24,379,295	25,803,691
Deferred tax liabilities	27	2,761,348	2,182,299
Long-term loan	20	511,878	-
Other long-term liabilities	21	67,688	1,258,030
Total liabilities (Including amounts of the consolidated VIEs without recourse to the primary beneficiaries of $ 7,949,681 and $ 7,859,498 as of 31 December 2011 and 2012, respectively. Note 1)		27,720,209	29,244,020

Shareholders’ equity

Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 421,435,030 shares issued and 410,422,650 outstanding as of December 31, 2011 and 421,435,030 shares issued and 408,018,820 outstanding as of December 31, 2012)		42,144	42,144
Additional paid-in capital		137,745,875	137,902,242
Treasury stock		(1,425,204)	(1,905,608)
Statutory reserves	26	2,466,165	2,499,512
Accumulated other comprehensive income:
Unrealized gain on investment in marketable securities		4,453,157	-
Cumulative translation adjustments		10,973,973	11,407,104
Retained earnings / (Accumulated losses)		(14,425,929)	5,407,903
Total shareholders’ equity		139,830,181	155,353,297
Non-controlling interest		22,645,840	19,817,255
Total shareholders’ equity		162,476,021	175,170,552
Total liabilities and shareholders’ equity		190,196,230	204,414,572

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
(In U.S. dollars, except number of shares)

		For the year ended December 31,
	Note	2010	2011	2012
		$	$	$
Gross revenue from non-related parties		69,878,417	55,742,117	44,112,572
Gross revenue from related parties	29	1,829,608	4,935,056	2,038,304
Gross revenue	22	71,708,025	60,677,173	46,150,876
Sales tax		(2,087,121)	(1,591,748)	(808,257)
Net revenue		69,620,904	59,085,425	45,342,619
Cost of revenue		(47,137,394)	(36,202,433)	(29,101,245)
Gross profit		22,483,510	22,882,992	16,241,374
Operating expenses:
Product development		(2,811,783)	(3,230,445)	(3,204,485)
Selling and marketing		(8,377,743)	(8,566,257)	(7,191,373)
General and administrative		(12,325,334)	(12,638,207)	(14,330,485)
Reversal of contingent consideration payable		—	1,618,816	—
Provision for impairment		(1,102,265)	—	(9,928,373)
Gain on recovery of bad debt		—	110,425	—
Total operating expenses		(24,617,125)	(22,705,668)	(34,654,716)
Other operating income	23	—	5,277,173	35,045,012
Operating (loss)/income		(2,133,615)	5,454,497	16,631,670
Interest income, net of financial expenses from non-related parties		2,192,999	2,398,065	1,282,336
Interest income, net of financial expenses from related parties		85,594	—	—
Gain/( loss) on foreign exchange - net		(48,006)	(153,454)	(1,182,508)
Other income/(loss), net of other expenses		749,890	(111,480)	542,845
Income from continuing operations before income tax		846,862	7,587,628	17,274,343
Income tax expense	27	(1,439,261)	(1,299,981)	1,260,608
(Loss)/income from continuing operations		(592,399)	6,287,647	18,534,951
Income from discontinued operations	5	315,256	—	—
Net income/(loss)		(277,143)	6,287,647	18,534,951
Net (income)/ loss attributable to non-controlling interest		(301,582)	(1,024,205)	1,630,853
Net income/(loss) attributable to ordinary shareholders of the Company		(578,725)	5,263,442	20,165,804
Basic earnings/(loss) per ordinary share:
Continuing operations		0.00	0.01	0.05
Discontinued operations		0.00	0.00	—
Net income/(loss)		0.00	0.01	0.05
Diluted earnings/(loss) per ordinary share:
Continuing operations		0.00	0.01	0.05
Discontinued operations		0.00	0.00	—
Net income/(loss)		0.00	0.01	0.05
Weighted-average number of ordinary shares:
Basic		420,980,146	420,041,022	409,190,082
Diluted		420,980,146	420,088,521	409,813,841
Comprehensive income /(loss):
Net income/(loss)		(277,143)	6,287,647	18,534,951
Other comprehensive income:
Foreign currency translation adjustment		2,298,216	1,665,586	533,743
Unrealized gain on investment in marketable securities		1,939,473	2,076,434	(4,453,157)
Comprehensive income, net of tax		3,960,546	10,029,667	14,615,537
Comprehensive income attributable to non-controlling interest, net of tax		(510,147)	(950,532)	1,530,241
Comprehensive income attributable to ordinary shareholders of the Company, net of tax		3,450,399	9,079,135	16,145,778

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In U.S. dollars, except share data)
				Additional		Accumulated other	Cumulative		Non-	Total
	Ordinary shares		Treasury	Paid-in	Statutory	comprehensive	Translation	Accumulated	Controlling	Shareholders’
	Shares	Amount	stock	capital	reserves	income	Adjustments	losses	interest	equity
		$	$	$	$	$	$	$	$	$

Balance as of January 1, 2010	420,756,430	42,075	–	137,838,890	2,466,165	437,250	7,217,287	(19,110,646)	–	128,891,021
Issuance of ordinary shares from exercise of stock options	373,700	38	–	36,772	–	–	–	–	–	36,810
Stock-based compensation	–	–	–	204,949	–	–	–	–	–	204,949
Acquisition of subsidiaries	–	–	–	–	–	–	–	–	20,614,282	20,614,282
Capital contributed to subsidiaries (Note 6)	–	–	–	(498,655)	–	–	–	–	498,655	–
Other comprehensive income:
Translation adjustment	–	–	–	–	–	–	2,089,651	–	208,565	2,298,216
Unrealized gain on investment in marketable securities	–	–	–	–	–	1,939,473	–	–	–	1,939,473
Net loss	–	–	–	–	–	–	–	(578,725)	301,582	(277,143)
Balance as of December 31, 2010 b/f	421,130,130	42,113	–	137,581,956	2,466,165	2,376,723	9,306,938	(19,689,371)	21,623,084	153,707,608

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In U.S. dollars, except share data)
				Additional		Accumulated other	Cumulative		Non-	Total
	Ordinary shares		Treasury	Paid-in	Statutory	comprehensive	Translation	Accumulated	Controlling	Shareholders’
	Shares	Amount	stock	capital	reserves	income	Adjustments	losses	interest	equity
		$	$	$	$	$	$	$	$	$

Balance as of December 31, 2010 c/f	421,130,130	42,113	–	137,581,956	2,466,165	2,376,723	9,306,938	(19,689,371)	21,623,084	153,707,608
Issuance of ordinary shares from exercise of stock options	304,900	31	–	30,002	–	–	–	–	–	30,033
Share repurchase	(11,012,380)	–	(1,425,204)	–	–	–	–	–	–	(1,425,204)
Stock-based compensation		–	–	133,917	–	–	–	–	–	133,917
Other comprehensive income:
Translation adjustment		–	–	–	–	–	1,667,035	–	(1,449)	1,665,586
Unrealized gain on investment in marketable securities		–	–	–	–	2,076,434	–	–	–	2,076,434
Net income		–	–	–	–	–	–	5,263,442	1,024,205	6,287,647
Balance as of December 31, 2011 b/f	410,422,650	42,144	(1,425,204)	137,745,875	2,466,165	4,453,157	10,973,973	(14,425,929)	22,645,840	162,476,021

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In U.S. dollars, except share data)
				Additional		Accumulated other	Cumulative	Retained Earnings/	Non-	Total
	Ordinary shares		Treasury	Paid-in	Statutory	comprehensive	Translation	(Accumulated	Controlling	Shareholders’
	Shares	Amount	stock	capital	reserves	income	Adjustments	Losses)	interest	equity
		$	$	$	$	$	$	$	$	$

Balance as of December 31, 2011 c/f	410,422,650	42,144	(1,425,204)	137,745,875	2,466,165	4,453,157	10,973,973	(14,425,929)	22,645,840	162,476,021
Share repurchase	(2,403,830)	–	(480,404)	–	–	–	–	–	–	(480,404)
Stock-based compensation	–	–	–	156,367	–	–	–	–	–	156,367
Deemed distribution to the controlling shareholder	–	–	–	–	–	–	–	(298,625)	–	(298,625)
Goodwill impairment attributable to Non-controlling interest	–	–	–	–	–	–	–	–	(983,000)	(983,000)
Other comprehensive income:
Translation adjustment	–	–	–	–	–	–	433,131	–	100,612	533,743
Unrealized gain on investment in marketable securities	–	–	–	–	–	(4,453,157)	–	–	–	(4,453,157)
Transfer from Accumulated losses to statutory reserve	–	–	–	–	33,347	–	–	(33,347)	–	–
Dividend payable to non-controlling interest of a VIE	–	–	–	–	–	–	–	–	(315,344)	(315,344)
Net income	–	–	–	–	–	–	–	20,165,804	(1,630,853)	18,534,951
Balance as of December 31, 2012	408,018,820	42,144	(1,905,608)	137,902,242	2,499,512	–	11,407,104	5,407,903	19,817,255	175,170,552

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	For the year ended December 31,
	2010	2011	2012
	$	$	$
Cash flow from operating activities
Net income/(loss)	(277,143)	6,287,647	18,534,951
Less: Income from discontinued operations	(315,256)	–	–

Income/(loss) from continuing operations	(592,399)	6,287,647	18,534,951
Adjustments to reconcile net income/(loss) from continuing operations to net cash provided by continuing operating activities:
Stock-based compensation expense	204,949	133,917	156,367
Loss/(gain) on disposal of property and equipment	12,828	27,695	(575,958)
Provision for impairment	1,102,264	–	9,928,373
Depreciation	721,451	815,532	762,466
Amortization of intangible assets	1,550,691	2,152,750	1,956,804
Provision for doubtful debts	118,594	605,978	186,558
Deferred income tax expense/(benefit)	(365,966)	536,640	(794,598)
Foreign exchange (gain)/loss	(706,033)	153,454	1,182,509
Unrealized gain on quoted securities	–	–	(6,683,798)
Reversal of contingent consideration payable	–	(1,618,816)	–
Changes in assets and liabilities, net of effect of acquisitions:
(Increase)/decrease in accounts receivable	2,265,145	(1,084,576)	1,145,339
Increase in tax refund receivable	(727,482)	1,680,469	273,374
(Increase)/decrease in deposits and other assets	1,598,515	161,639	(329,399)
(Increase)/decrease in inventories	(217,868)	411,828	116,849
Increase in short term investments	(12,533,992)	(20,288,053)	(31,502,981)
(Increase)/decrease in restricted cash	(573,784)	–	603,088
(Increase)/decrease in other assets	(742,423)	1,354,024	(1,605,888)
Increase/(decrease) in taxes payable	481,766	258,553	(2,458,645)
Increase/(decrease) in long-term liabilities	735,718	(871,911)	886,213
Increase/(decrease) in accounts payable, accrued liabilities and other payables	(3,628,404)	(2,581,377)	2,920,981

Net cash used in operating activities	(11,296,430)	(11,864,607)	(5,297,395)

Cash flow from investing activities:
Proceeds from disposal of property and equipment	1,997,317	73,101	1,354,794
Purchase of property and equipment	(1,013,333)	(417,909)	(742,918)
Cash paid for business acquisitions, net of cash acquired (Note 6)	(13,759,012)	(6,738,127)	–

Net cash (used in)/provided by investing activities	(12,775,028)	(7,082,935)	611,876

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	For the year ended December 31,
	2010	2011	2012
	$	$	$
Cash flow from financing activities:
Share repurchase	–	(1,425,204)	(480,404)
Cash received from bank borrowings	3,188,283	2,381,454	2,006,382
Cash received from related party loan	–		518,500
Loan to associates	(1,250,000)	–	–
Loans repayment from related party	10,087,400	–	–
Proceeds from the exercise of stock options	38	30,033	–
Loan repayment to related parties	(9,214,669)	–	–
Repayment of bank loan	–	(1,128,444)	(1,983,791)
Net cash (used in)/provided by financing activities	2,811,052	(142,161)	60,687
Effect of exchange rate change on cash and cash equivalents	658,652	1,136,122	(1,255,314)
Net decrease in cash and cash equivalents	(20,601,754)	(17,953,581)	(5,880,146)
Cash and cash equivalents, beginning of year	79,477,153	58,875,399	40,921,818
Cash and cash equivalents, end of year	58,875,399	40,921,818	35,041,672

	Year ended December 31,
	2010	2011	2012
	$	$	$

Supplemental disclosures of cash flow information
Business and other taxes on revenues	(3,717,443)	(1,956,302)	(1,110,121)
Value-added tax refund	1,642,170	2,974,741	789,663
Income tax paid	(426,256)	(926,811)	(911,352)
Interest (paid)/ received	(41,365)	(237,629)	544,973
Supplemental disclosures of non-cash activities
Conversion of MCB to the interests in PT Linktone (Note 6 (c))	13,168,568	–	–
Business acquisitions included in the other payables (Note 6)	8,123,835	–	–

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

1 Organization and Nature of Operations

Linktone Ltd. (“Linktone,” or the “Company”), a Cayman Islands corporation, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) conducts a variety of businesses, including (i) telecom value-added services  (“VAS”) in People’s Republic of China (“PRC”) and Indonesia; (ii) online PC and mobile game services to consumers and enterprises in the PRC; and (iii) media content and audio distribution and related services in Singapore, Malaysia and Hong Kong, (iv) operates an online news and entertainment portal in Indonesia and (v) trading in securities with quoted prices. As of December 31, 2012, Linktone is 60.0% owned by PT. Global Mediacom Tbk, an Indonesian corporation (“GMC”).

The accompanying consolidated financial statements include the results of operations of the Company, the following subsidiaries and the following VIEs, for which the Company is the primary beneficiary:
Name of Subsidiary	Name in Short Form	Note	Principal Business	Group Equity Interest	Country of Incorporation
Brilliant Concept Investments Ltd	Brilliant		Intermediary holding company	100% by Linktone	British Virgin
Islands
Noveltech Enterprises Limited	Noveltech		Intermediary holding company	100% by Linktone	Hong Kong
Linktone Media Limited	Linktone Media		Intermediary holding company	100% by Linktone	Hong Kong
Ojava Overseas Ltd	Ojava Overseas		Intermediary holding company;	100% by Linktone	British Virgin
			Dormant		Islands
Linktone International Limited	Linktone		Intermediary holding company	100% by Linktone	United Arab
	International				Emirates
Wang You Digital Technology Co., Ltd.	Wang You	(1)	Provides PC games	100% by Brilliant	PRC
Concept Investments
Ltd
Shanghai Linktone Consulting Co., Ltd.	Linktone Consulting	(1)	Provides internet and VAS	100% by Noveltech	PRC
			consulting services	Enterprise Limited
Shanghai Huitong Information Co., Ltd.	Huitong	(1)	Software development	100% by Noveltech Enterprise Limited	PRC
Shanghai Linktone Internet Technology Co.,	Linktone Internet		Software development	100% by Noveltech	PRC
Ltd.				Enterprise Limited
Shanghai Xintong Information Technology	Xintong		Software development; Dormant	100% by Noveltech	PRC
Co., Ltd.				Enterprise Limited
Shanghai Linktone Software Co., Ltd.	Linktone Software		Software development	100% by Linktone	PRC
Beijing Ruida Internet Technology Co., Ltd.	Ruida		Software development; Dormant	100% by Ojava	PRC
Overseas Ltd
InnoForm Media Pte Ltd	InnoForm Media		Publisher, licensee, importer,	75% by Linktone	Singapore
			exporter and distribution of	International Limited;
			entertainment programs	Acquired in
March 2010
InnoForm Media (HK) Limited	InnoForm HK		Publisher, licensee, importer,	100% by InnoForm	Hong Kong
			exporter and distribution of	Media Pte Ltd
compact discs and DVDs of all
kinds
InnoForm Media (Taiwan) Co. Limited	InnoForm Taiwan		Importer, exporter and	100% by InnoForm	Taiwan
			distribution of compact discs,	Media Pte Ltd
tapes and records
InnoForm Media (M) Sdn Bhd	InnoForm Malaysia		Production and distribution of	100% by InnoForm	Malaysia
			tapes, DVD and compact discs	Media Pte Ltd
InnoForm Entertainment Pte Ltd	InnoForm		Exclusive collective licensing	100% by InnoForm	Singapore
	Entertainment		agent for music label companies	Media Pte Ltd
for karaoke music and songs
InnoForm Digital Media Pte Ltd	InnoForm Digitial		Supplying and leasing of	100% by InnoForm	Singapore
			karaoke-on-demand hardware	Media Pte Ltd
and software

(1)         Wholly foreign owned entity (“WFOE”) of the Company.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In U.S. dollars, unless otherwise stated)

1 Organization and Nature of Operations (continued)

Name of Subsidiary	Name in Short Form	Note	Principal Business	Group Equity Interest	Country of Incorporation
Alliance Entertainment Singapore Pte Ltd	Alliance		Motion picture, video distribution and services related to motion picture, video production and distribution	100% by InnoForm Media Pte Ltd	Singapore
GLD Investments Pte Ltd	GLD		Provides information technology and publishing services	98.7% by InnoForm Media Pte Ltd Singapore	Singapore
PT Linktone Indonesia	PT Linktone		Provides telecom VAS and operates online news and entertainment portal	51% by Linktone International Acquired in June 2010	Indonesia
Innoform International Limited	Innoform Intl		Distribution of media content	100% owned by Innoform Media	Cayman Islands

Name of Variable Interest Entity (“VIE”)	Name in Short Form	Note	Principal Business	Group Equity Interest	Loan to Nominee Shareholders $’000	Country of Incorporation
Shanghai Weilan Computer Co., Ltd.	Weilan	(i)	Provides telecom VAS	Baoxin Yao	338.1 and 285.8,
					respectively	PRC
and Wenlei Wang
Shanghai Unilink Computer Co., Ltd.	Unilink	(i)	Provides telecom VAS	Lin Lin and Wenju Hu	604.1 each	PRC
Shenzhen Yuan Hang Technology Co., Ltd.	Yuan Hang	(i)	Provides PC games	Yuming Cai and Feng	290.4 each	PRC
Gao
Beijing Cosmos Digital Technology Co., Ltd.	Cosmos	(i)	Provides telecom VAS	Hongjie Qi and Miao	2,073.8 each	PRC
Yan
Hainan Zhong Tong Computer Network Co., Ltd.	Zhong Tong	(i)	Provides telecom VAS	Yi Juang and Teng	826.9 each	PRC
Zhao
Beijing Lian Fei Wireless Communications Technology	Lian Fei	(i)	Provides telecom VAS	Hongyan Lu and Yuxia	939.5 and	PRC
Co., Ltd.				Wang	1,083.3,
respectively
Shanghai Qimingxing E-commerce Co., Ltd.	Qimingxing	(i)	Provides telecom VAS	Xing Xu and Peien Zhu	933.9 each	PRC
Beijing Ojava Wireless Information Technology Co., Ltd.	Beijing	(i)	Provides telecom VAS	Yugang Wang and	501.7 each	PRC
	Ojava			Peiyu Su
Shanghai Ling Yu Cultural and Communication Ltd.	Ling Yu		Provides advertising	50% by Shanghai	Nil each	PRC
			services; Dormant	Unilink Computer Co.,
Ltd. and 50% by
Shanghai Qimingxing
E-commerce Co., Ltd.
Zhong Qing Wei Lian Cultural Communication Co., Ltd.	Wei Lian		Provides telecom VAS;	60% by Shanghai	Nil each	PRC
			Dormant	Weilan Computer Co.,
Ltd. and 40% by
Beijing Lian Fei
Wireless
Communications
Technology Co., Ltd.
Beijing Lian Yu Interactive Technology Development Co.,	Lian Yu	(i)	Provides telecom VAS;	Zhi Wang and Xiaoke	90.3 and 133.0,	PRC
Ltd.			Dormant	Zha	respectively
Shanghai Lang Yi Advertising Co., Ltd.	Lang Yi	(i)	Provides advertising	Fei Tong and Jing	Nil each	PRC
			services; Dormant	Chen
Beijing Xian Feng Li Liang Media Co., Ltd.	Xian Feng	(i)	Distributes electronic	Ai Hua Zhang and Juan	346.2 and 332.7,	PRC
			publications	Yang	respectively
Letang Game Limited	Letang		Develops mobile games	50.01% by Shanghai		PRC
Weilan Computer Co., Ltd.; Acquired in
January 2010
Nanjing Xuanyou Cartoon Co., Ltd	Xuanyou		Develops mobile games	100% by Letang	Nil	PRC

PT Cakrawala Alam Semesta	Cakrawala	(i)	Investment holding	100% by Indonesian	Nil each	Indonesia
			company	individuals
affiliated with
Linktone
PT Innoform	PT Innoform	(i)	Distribution of	100% by Indonesian	65 each	Indonesia
			motion pictures	individuals
			and related services	affiliated with
Linktone

(i)       Controlled through contractual agreements and is 50% owned by each of two of the Group’s and its related companies’ employees / former employees.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In U.S. dollars, unless otherwise stated)

1 Organization and Nature of Operations (continued)

In April 2008, PT Media Nusantara Citra Tbk (“MNC”),  through its wholly  owned subsidiary incorporated in the Cayman Islands, MNC International  Limited (“MIL”),  acquired  approximately  6 million  American  Depositary  Shares (“ADSs”)  in  a  tender offer  process  and  subscribed  for approximately 180 million newly issued ordinary shares of Linktone for total consideration of $68.4 million. After giving effect to the subscription, the acquisition of ADSs and ordinary shares in the tender offer, MNC held approximately 57.1% of Linktone’s total outstanding ordinary shares and became the majority shareholder of Linktone.

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

In July 2012, MNC sold its entire shareholding of 59.9% in the Company to GMC for total consideration of $74 million.

Between November 2012 and March 2013, the Company repurchased 4,776,040 shares in the open market.  As a result, GMC’s shareholding increased from 60.0% as of December 31, 2012 to 60.6% as of March 31, 2013.

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide value-added telecommunications services, which include telecom value-added services and internet content services, the Company conducts substantially all of its PRC operations via its VIEs located in the PRC.

In addition, to comply with Indonesian laws and regulations that prohibit foreign investment in time deposits with Indonesian banks and foreign ownership in companies that conduct media activities in Indonesia, the Company holds its short-term investments via Cakrawala and distributes media content via PT Innoform, its VIEs located in Indonesia.

These VIEs are wholly owned by individuals authorized by the Company, all of whom are either employees or former employees of the Group and its related companies. The capital is funded by the Company through interest-free loans extended to the authorized individuals. The loans for capital injection are eliminated with the capital of the VIEs on consolidation.

Upon the formation of these VIEs, the Company, through its WFOEs entered into various agreements with its VIEs, through which the Company holds all the variable interests of the VIEs. The principal terms of these agreements with the VIEs are described below.

China

Upon the formation of these VIEs, the Company, or through its WFOEs entered into various agreements with its VIEs and shareholders of the VIEs, through which the Company holds all the variable interests of the VIEs. WFOEs were considered the primary beneficiaries of the VIEs. Subsequently, certain agreements were amended during 2012, whereby the Company agreed to provide unlimited financial support to its VIEs for its operations and agreed to forego the right to seek repayment in the event the VIEs are unable to repay such funding, and the shareholders also reassigned the power of attorney agreement whereby they granted an irrevocable proxy of the voting rights underlying their respective equity interests in the VIEs to the Company, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the shareholders by the company law and the Company’s Article of Association. Accordingly, as a result of the power to direct the activities of the VIEs pursuant to the power of attorney agreement and the obligation to absorb the expected losses of VIEs through the unlimited financial support, the Company is considered the primary beneficiary of the VIEs in China and WFOEs ceased to be the primary beneficiaries.

Powers of Attorney

Each of the shareholders of the VIEs have irrevocably appointed the Company's Chief Executive Officer as attorney-in-fact, to vote on their behalf on all matters on which they are entitled to vote with respect to the VIEs as the case may be, including matters relating to the transfer of any or all of their respective equity interests in the VIEs and the appointment of the directors and general manager of the VIEs. The term of each of the powers of attorney is 10 years after which the agreement can be renewed at the Company’s sole discretion.

Operating Agreements

The Company agrees to guarantee the VIE’s performance under any agreements or arrangements with any third party.  In addition, the VIEs and their shareholders have each agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect their assets, rights and obligations, or business without the Company’s prior written consent. They will also appoint individuals designated by the Company as the directors, officers and other senior management personnel of the VIEs. The VIEs may not terminate the operating agreements during the term of the agreements, which is 10 years, after which the agreement can be renewed at the Company’s sole discretion.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

Exclusive Consulting Services Agreements

The Company provides most of the VIEs with exclusive consulting services related to legal, finance, human resources and office administration. The term of each services agreement is 10 years and renewable by us at our sole discretion for a term of our choosing.  The service fees payable to the Company are subject to the Company’s adjustment, at its sole discretion, from time to time based on the actual operating results of the VIEs.

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

Contracts Relating to the Exclusive Purchase Right of Equity Interest

The Company or the Company’s designee has an exclusive option to purchase from each shareholder of the VIEs all or part of his or her equity interest in the VIEs at the cost of the initial contributions to the registered capital, to the extent permitted by Chinese law. The consideration for the purchased equity interest will be used to repay the loan obligation under the Loan Agreements, and therefore no payment is required to be made by the Company to the shareholders as a result of exercising the option. Any and all dividends and other capital distributions from VIEs to their shareholders should be paid, in full amount, to the Company or the Company’s designee. The term of these agreements is 10 years and renewable by the Company at its sole discretion.

Loan Agreements

The Company has granted interest-free loans to the shareholders of the VIEs for the purpose of providing funds necessary for the capital injection and acquisition of the VIEs. The term of these loans in each case is 10 years. The shareholders of the VIEs can only repay the loans by transferring to the Company or the Company’s designees all of their equity interest in the respective VIE. The interest-free loans to the shareholders of the VIEs as of December 31, 2011 and 2012 were $18.1 million in aggregate.

Equity Interests Pledge Agreements

The VIEs have granted the Company a security interest over all of their assets.  The  shareholders  of  the  Company’s  VIEs  have  pledged  their  respective  equity  interests  in  these  entities  to  guarantee  the performance and the payment of the service fees by these entities under the Exclusive Consulting Services Agreements described above. If the VIEs or shareholders of the VIEs breach any of their obligations under the Equity Interests Pledge Agreements, the Company will be entitled to certain rights, including the right to sell the pledged equity interests. The Equity Interests Pledge Agreements will remain effective as long as the Exclusive Consulting Services Agreements are effective.

Indonesia

PT Cakrawala Alam Semesta, or Cakrawala, and PT Innoform are Indonesian companies which the Group control through contractual arrangements and treated as VIE for accounting purposes. Each company has two shareholders who are employees of GMC Group.

Cakrawala Loan Agreement. In June 2010, Cakrawala and the Company executed a placement loan agreement pursuant to which the Company loaned the aggregate principal amount of $35.0 million. Amounts outstanding under this loan facility are due and payable in full on demand at any time by the Company, and the Company has the sole right to call for payment or terminate the agreement. Cakrawala agrees that the rate of interest payable to our company is an amount equivalent to the interest paid by the banks in which proceeds from the loan described above are deposited. Cakrawala also may not assign or transfer all or any of its rights or obligations under the placement loan agreement. In 2010 Cakrawala partially repaid the loans. As at December 31, 2012, the outstanding loan balance was US$13.9 million.

PT Innoform Loan Agreements. In March 2012, each of the two shareholders of PT Innoform entered into a cooperation and loan facility agreement with Linktone International, a wholly-owned subsidiary of the Group, pursuant to which Linktone International loaned the aggregate principal amount of IDR1,250.0 million ($0.1 million) to these shareholders.  Amounts outstanding under these loan facilities are due and payable in full on demand through transfers of shares at any time by Linktone International, and Linktone International has the sole right to call for payment or to terminate the facility agreements.  No interest is payable on the loan facilities.  As at December 31, 2012, the outstanding loan balance was $0.1 million.  Linktone International will provide financial support as and when required.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

In addition, in April 2012, PT Innoform entered into a working capital loan agreement with Noveltech, the Group’s wholly-owned subsidiary, pursuant to which Noveltech loaned the aggregated principal amount of IDR250.0 million ($0.03 million) to PT Innoform for use as working capital. Amounts outstanding under this loan facility are due and payable in full on demand at any time by Noveltech, and Noveltech has the sole right to call for payment or to terminate the facility agreement.  Noveltech agrees that the rate of interest payable by PT Innoform is an amount equivalent to the interest paid by the banks in which proceeds from the loan described above are deposited.  As at December 31, 2012, the outstanding loan balance was $0.03 million.

In addition to irrevocable powers of attorney under which the shareholders of Cakrawala and PT Innoform granted a power of attorney to Noveltech to exercise all of their shareholder rights with respect to Cakrawala and PT Innoform, including convening and voting at shareholder meetings, our contractual arrangements with respect to Cakrawala and PT Innoform include the following:

·
Share pledge agreements, under which the shareholders of Cakrawala and PT Innoform pledge their shares in each company as security for the loans from the Company to Cakrawala and from Linktone International to the shareholders of PT Innoform, respectively;

·
Irrevocable powers of attorney to sell, under which the shareholders of Cakrawala and PT Innoform grant a power of attorney to our company and to Linktone International, respectively, to cause the sale of their shares in Cakrawala and PT Innoform to any third party designated by the Company or by Linktone International at any time, at such price and upon such terms and conditions as the Company or Linktone International shall approve;

·
Pledge of operating account, under which Cakrawala pledges to the Company all of its rights, title and interest in and to the deposit balances in all current and future bank accounts of Cakrawala to secure the repayment of the loan to Cakrawala;

·
Irrevocable power of attorney to manage operating account, under which Cakrawala grants to the Company a power of attorney to exercise all rights for and on behalf of Cakrawala over its banks accounts, including depositing money into or withdrawing money from such accounts, while our loan to Cakrawala remains outstanding;

·
Assignment of rights to dividends agreements, under which the shareholders of Cakrawala and PT Innoform assign to the Company and to Linktone International, respectively, all of their rights to any dividends paid by Cakrawala and PT Innoform;

·	Technical assistance agreement, under which Noveltech agrees to provide PT Innoform with technical assistance for its operational activities in return for a monthly technical assistance fee; and

The Company’s relationships with Cakrawala and PT Innoform are structured as loan agreements due to Indonesian law’s prohibition on companies or individuals from entering into a nominee arrangement with another individual or entity.  Despite the lack of a nominee arrangement, the Company believes that these contractual arrangements meet the criteria for consolidation under ASC 810-10 as the Company is the primary beneficiary of Cakrawala and PT Innform, because it has power to direct the activities of Cakrawala and PT Innform that most significantly impact these entities’ economic performance and to receive substantially all of the economic benefits of Cakrawala and PT Innoform.  The Company also believes that it will absorb all of Cakrawala’s and PT Innoform’s expected losses and receive a majority of these entities’ expected residual returns through the arrangements and agreements that are in place.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company, through its direct ownership  of the WFOEs and its subsidiaries, and the VIEs through  the aforementioned agreements, whereby the equity holders of the  VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Company, which gives the Company the power  to direct the activities that most significantly impact the VIEs’  economic performance. In addition,  through the other aforementioned  agreements,  the  Company  demonstrates  its  ability  and  intention  to  continue  to  exercise  the  ability  to  absorb substantially all of the profits and all of the expected losses of the VIEs. Based on these contractual  arrangements, the Company consolidates these VIEs as required by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) subtopic 810-10, “Consolidation: Overall,” because the Company holds all of the variable interests of these VIEs and is the primary beneficiary of the VIEs.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

The ownership structure of the Company and the contractual arrangements with the VIEs in PRC and Indonesia are in compliance with applicable laws and are legally valid, binding, and enforceable. However, uncertainties in the PRC and Indonesian legal systems could limit the Company’s ability, through its direct ownership of the WFOEs, to enforce its rights under these contractual arrangements. Furthermore, shareholders of the VIEs may have interests that are different than those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the above aforementioned agreements.

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

As of December 31, 2011 and 2012, the carrying amount of the aggregate total assets and total liabilities of the VIEs is as follows (in millions of U.S. dollars):

	2011	2012
	$	$
PRC
Total assets	48.1	52.3
Total liabilities	7.9	7.9

Indonesia
Total assets	16.5	16.5
Total liabilities	0.3	0.1

Creditors of the VIEs have no recourse to the general credit of the Company, which is the primary beneficiary.

2 Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and the VIEs for which the Company, through its direct ownership of the WFOEs, is the primary beneficiary. All significant transactions and balances between the Company, its subsidiaries and VIEs have been eliminated upon consolidation. All subsidiaries are majority owned by the Company. As of December 31, 2012, the Company does not hold any investments accounted for under the cost or equity method.

Foreign currency

The accompanying consolidated financial statements are presented in U.S. dollars (“US$”). The functional currency of the Company is US$ while those of the Company’s significant operating subsidiaries and consolidated VIEs in the PRC, Hongkong, Malaysia, Singapore and Indonesia are the Renminbi (“RMB”), Hongkong dollar (HK$), Malaysia Ringgit (MYR), Singapore dollar (“SGD”) and Indonesian rupiah (“IDR”), respectively, as determined based on the criteria of ASC topic 830, “Foreign Currency Matters.” Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income.

All assets and liabilities of our subsidiaries and consolidated VIEs are translated into US$ at the exchange rates in effect at the balance sheet dates and revenues and expenses are translated into US$ at the average exchange rates in effect during the reporting periods. The exchange differences resulting from translating these entities’ financial statements into US$ are included in accumulated other comprehensive income, which is a separate component of shareholders’ equity on the consolidated balance sheets.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
3 Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates reflected in the consolidated financial statements include, but are not limited to, revenue recognition, purchase price allocation of its acquisitions, estimated useful lives of long-lived assets, future cash flows associated with impairment testing of goodwill and other long-lived assets, allowance for doubtful accounts, valuation allowance on deferred tax assets, fair value of fixed rate investments, amortization of minimum guarantees, provision for sales returns, provision for obsolete stock and fair value of share options. Changes in facts and circumstances may result in revised estimates. Actual results could differ from these estimates.

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

(b) Short-term investments

Short-term investments comprise time deposits with original maturity terms of more than three months but due within one year and marketable equity securities. In 2011, the marketable securities were classified as available-for-sale and carried at estimated fair value with unrealized gains or losses recorded as a component of accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are recognized in the statement of operations during the period in which the gain or loss is realized. If the Company determines a decline in fair value is other than temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment and consideration of various factors including the severity and duration of the impairment, anticipated recovery, financial condition and near-term prospects of the investee, and our ability and intent to hold that security until the anticipated recovery in value occurs. Subsequent increases and decreases in the fair value of available-for-sale investments are included in comprehensive income except for another-than-temporary impairment, which is recognized in the statement of operations.  In 2012, due to an increase in trading activities of the Company, and as we deemed trading in quoted securities as one of our principal activities, the marketable securities purchased in 2012 were classified as held-for-trading and reported initially at fair value on the balance sheet. At each reporting date, these investments are remeasured and reported at fair value. Any unrealized gains or losses arising from changes in fair value are reported in income statement.  Realized gains or losses are recognized in the statement of operations during the period in which the gain or loss is realized.

The Company invests in marketable equity securities with the intent to make such funds readily available for operating or acquisition purposes and, accordingly, classifies them as short-term investments. Management determines the appropriate classification of its short-term investments and re-evaluates such determination at each balance sheet date.

The carrying values of time deposits approximate fair value because of their short maturities. The Company determines the fair value of marketable equity securities using quoted market prices. During the financial year, management evaluated and determined short term investments as being held-for-trading.

(c) Accounts receivable

Accounts receivable is recorded at net realizable value, which includes an allowance for estimated uncollectible accounts to reflect any loss anticipated on the accounts receivable balances and charged to the provision for doubtful accounts.  An allowance for doubtful accounts is provided based on an aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness and industry trend analysis. The Group also makes a specific allowance if there is strong evidence showing that the receivable is not likely to be recoverable. An account receivable is written off after all collection efforts have ceased.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

(d) Minimum guarantees

The Group is required to pay nonrefundable minimum guarantees to movie studios in order to obtain the exclusive licensing rights (in Singapore and Malaysia) to distribute various feature films and television series. These licensing rights are recorded as minimum guarantees on the consolidated balance sheet and subsequently charged to expense in accordance with the expected useful life of the license, which typically has a term of one to two years. If all or a portion of the minimum guarantee subsequently appears not to be recoverable through future use of the rights obtained under the license, the nonrecoverable portion shall be charged to expense.

(e) Inventories

Inventories are stated at the lower of cost or market. Cost is calculated using a weighted-average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. For the years ended December 31, 2011 and 2012, the Group recorded a provision for stock obsolescence of $83,758 and $231,029 respectively. Inventory held at consignment locations is included in finished goods inventory as the Group retains full title and rights to the product.

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

(g) Intangible assets

The Group applies the criteria specified in ASC 805 (“ASC 805”), “Business Combinations,” to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criteria. Under ASC 350, intangible assets with definite lives are amortized using the straight-line method over their respective estimated useful life. Intangible assets arising from business acquisitions are recognized and measured at fair value upon acquisition. Intangible assets are amortized over their estimated useful lives as follows:

Technology	1 - 5 years
VAS short codes licensed to PT Linktone	25 years
Customer base	1 - 4 years
Licenses	1 - 4 years
Partnership and non-compete agreements	1 - 5 years
Domain names	1 - 4 years
Software	1 - 10 years

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

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

The provisions of ASC 350 require that a two-step test be performed to assess goodwill for impairment. In the first step, an estimate of the fair value of the reporting unit is performed using expected future discounted cash flows and estimated terminal values. If the net book value of the reporting unit exceeds its fair value, the second step of the impairment test is performed, which requires allocation of the reporting unit’s fair value of all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any. No impairment of goodwill was recorded in 2010 and 2011.

The Group performed its annual goodwill impairment test as of December 31, 2012, and recorded impairment charge of $9.9 million relating to the reporting units of Media content and China VAS. In 2012, the Group determined that the economic interdependency between China VAS and mobile games is declining, and will continue to decline in the future, due to the change in target customers of the China VAS and mobile games businesses.  China VAS focuses on 2G and 2.5G mobile users, whilst mobile games’ focus has moved towards games distributed via the internet and Android/ iOS platforms. As such, the Group considered it appropriate to change the reporting unit of China VAS and mobile games to 2 reporting units – China VAS and Mobile Games. The reporting units as of December 31,2012 are China VAS, Mobile games, Indonesia digital media, Media content, PC games and Investment. No goodwill allocated to the Investment reporting unit.   The Group will continue to monitor the relationship of fair value to the recorded value of its consolidated net assets as economic events and changes occur, and it may perform interim impairment tests in the future. If future results are not consistent with its assumptions and estimates and/or there continues to be decline in the market capitalization, the Group may be required to record further impairment charges at a later date, which could materially and adversely affect our financial results.

(i) Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC 360-10-15, “Impairment or Disposal of Long-Lived Assets.”

When these events or changes occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value.

The Group uses estimates and judgments  in  its  impairment  tests  and,  if  different  estimates  or  judgments  had  been  utilized,  the  timing  or  the  amount  of  the impairment charges could be different. No impairment of long-lived assets was recorded in 2010, 2011 or 2012.

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

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term,

Operating lease payments are recognized as an operating expense in the income statement on a straight-line basis over the lease term.

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

The Group contracts with the Operators for the transmission of telecom value-added services as well as for billing and collection services. The Group measures its revenues based on the total amount paid by its customers, for which the Operators bill and collect on the Group’s behalf. For this billing and collection service, the Operators retain a fixed percentage fee, which is reflected as a cost of revenue in the financial statements. In addition, for SMS and MMS services, the Operators charge the Group a network usage fee based on a fixed per message rate multiplied by the excess of messages sent over messages received. These network usage fees are likewise retained by the Operators, and are reflected as a cost of revenue in the financial statements. Network usage fees charged to the Group are reduced for messages received by the Group as the Operators separately charge the senders a fee for these transmissions. The Group has assessed its relationship with the Operators and the terms of the fee arrangements under ASC 605-45 (“ASC 605-45”), “Principal Agent Considerations” and has concluded that reporting the gross amount billed to its customer is appropriate based on the following factors:

•       The Group’s ability to provide customer support related to its services;

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

For certain new RB contracts entered into in 2012 with the Operators, the Group assessed the terms of the arrangements with the Operators under ASC 605-45 and concluded that it acts as an agent of the Operators in these arrangements. RB revenue earned under these new contracts is recognized on a net basis, net of fees paid to Operators.

A substantial portion of the Group’s revenue from the PRC is recorded based on monthly statements received from provincial- level subsidiaries of the Operators. In certain instances, when a statement is not received within a reasonable period of time, the Group is required to make an estimate of the revenues and cost of revenue earned during the period covered by the statement. On a quarterly basis, the Group estimates a portion of its revenues using internally generated transmission data and  various other assumptions the Group has developed based on historical experience, that are believed to be reasonable under the circumstances. For the years ended December 31, 2010, 2011, and 2012,the variation between the actual revenue and prior estimates is 1.6%, 3.3% and 3.5%, respectively, of the Group’s revenues.

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

The Group’s mobile game service revenue is primarily derived from providing downloadable mobile games products to mobile game operators. The Group contracts with mobile game operators who in turn provide a platform for users to download the Group’s mobile games. The Group earns a fixed fee on a per download basis based on monthly or quarterly statements from the mobile game operators. The revenue is recognized on a gross basis when most of the gross indicators discussed above are met. If the gross indications are not met then revenue is recognized on a net basis.

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

Indonesian VAS

The Group’s revenues in Indonesia are derived from entertainment-oriented telecom value-added services to users of mobile telecommunications networks in Indonesia. The Group provides VAS services through agreements with Infokom, a related party, who in turn have cooperative arrangements with network operators in Indonesia as well as through agreements made directly with the operators in Indonesia. The Group assessed its relationship with Infokom and the network operators in Indonesia and the terms of the fee arrangements and determined that from the end users’ perspective, Infokom is responsible for fulfillment of the services for VAS services provided through Infokom.  Hence, under ASC 605-50, the Group characterized the revenue share attributable to Infokom as a reduction to the Group’s revenue for VAS services provided through Infokom.  In addition, the Group also assessed its relationship with the network operators in Indonesia for VAS services provided through agreements made directly with the Indonesia operators under ASC 605-45, and concluded that reporting the net amount received from the Indonesia operators as revenue is appropriate based on consideration that the operators bear a significant portion of the credit risk and have the latitude to establish the prices.

A substantial portion of the Group’s revenue from Indonesia is recorded based on monthly statements received from Infokom. In certain instances, when a statement is not received within a reasonable period of time, the Group is required to make an estimate of the revenues and cost of revenue earned during the period covered by the statement. On a quarterly basis, the Group estimates a portion of its revenues using internally generated transmission data and various other assumptions the Group has developed, that are believed to be reasonable under the circumstances. For the years ended December 31, 2010, 2011 and 2012, an immaterial amount of the Group’s revenues from Indonesia was based on management’s estimate.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

Advertising revenue

The Group  derives  advertising  revenue from Okezone.com in Indonesia and mobile  advertising  from  China.   Advertising  revenue  on Okezone.com is recognized ratably  over  the  advertisement  period  as  specified in the contract  or  online  order.   For  mobile advertising in China, revenue is recognized  upon  receipt  of  payment  from third party internet companies advertisements  aggregators  such  as AdMob and Chartboost. Revenue (net of internet companies’ fees) is recognised when payment is received from third party internet companies, as the fees are not fixed and determinable until payment received.  In accordance with the agreements with these internet companies, they are only liable to pay the Group when payment is received from the advertisers.   As  such,  the  criteria  of  price  is fixed and determinable  is  met  only  when  payment  is  received  from the internet companies.

Media contents

The Group’s media sales arrangements are evidenced by sales agreements. The prices are stated in the agreements and not subject to adjustment. The Group recognizes revenue from the sale of goods when the risk of loss and title has been transferred to the customer, which usually occurs at the time shipment is made (i.e., destination point). For consignment sales, revenue is recognized when the Group receives notification that the goods have been sold by their customers. Revenue is not recognized to the extent where there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods.  If it is probable that discounts will be granted and the amount can be measured reliably, the discount is recognized as a reduction of revenue when the sales are recognized.

(l) Income and other taxes

The Group accounts for income taxes pursuant to ASC 740 which requires the liability approach for financial accounting and reporting for income taxes. Under this approach, deferred taxes are provided for the tax consequences of temporary differences  by  applying  enacted  statutory  rates applicable to future  years  when  the differences  between  the  financial statement carrying amounts and the tax bases of existing assets and liabilities reverse. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized.

The Group applies ASC 740, which provides guidance on the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. Interest and penalties related to uncertain income tax liabilities, if and when required, are classified as income tax expense.

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

Huitong and Linktone Internet charge software license fees to the VIEs that are subject to value-added tax (“VAT”) at 17% (2011: 17%). The Group is entitled to a tax refund equivalent to the portion of VAT expense in excess of 3% (2010 and 2011: 3%).  The 3% portion of VAT expense is recognized as sales tax.

Singapore

Goods and services tax (“GST”) is a tax charged on the supply of goods and services made in Singapore and on the importation of goods into Singapore. The current rate for GST is 7% (2011: 7%). A company must be GST-registered to collect GST if its annual turnover exceeds SGD 1 million from the sale of taxable goods and services. GST-registered companies may also claim back the GST incurred on their business purchases.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

Indonesia

VAT is imposed on importers, providers of most goods and services, and users of intangible goods. The current VAT rate is 10% (2011: 10%). The export of goods from Indonesia is zero-rated (i.e., subject to VAT at 0%) for all years presented.

(m) Advertising expenses

Advertising expenses generally represent the cost of promoting the Group’s products and services and are expensed as incurred. Advertising expenses totaled $1,892,109, $2,410,975 and $1,848,463 during the years ended December 31, 2010, 2011 and 2012 respectively.

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

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

(p) Subsidy income

Local governments in some provinces in the PRC grant the Group subsidy income based on a certain percentage of  business taxes and income taxes paid by the Group either on a monthly or annual basis. The Group records such local government subsidy income in other income upon receipt. Local government subsidy income totaled $467,809, $20,406 and $346,526 during the years ended December 31, 2010, 2011 and 2012, respectively. Where applicable, subsidy income is netted off against individual lines in the income statement for which the expenses are incurred.

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

(s) Fair value of financial instruments

The Group applies ASC 820-10 (“ASC 820-10”), “Fair Value Measurements and Disclosures,” which clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: observable inputs such as quoted prices in active markets (Level 1); inputs other than the quoted prices in active markets that are observable either directly or indirectly, or quoted prices in less active markets (Level 2); and unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions (Level 3). This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The carrying amount of the Group’s cash and cash equivalents, restricted cash, accounts receivable, loans receivable from related parties, deposits and other current assets, accounts payable, accrued liabilities and other payables approximate their fair value due to the short maturity of those instruments. The Group’s available-for-sale and held-for-trading investments are carried at their fair value based on a market interest rate or quoted market price, being Level 1 of the fair value hierarchy, at the reporting date provided by the investment custodian.

(t) Segment reporting

The Group follows ASC 280 (“ASC 280”), “Segment Reporting,” for its segment reporting.  The Group is organized into business units based on their different service offerings. The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews and evaluates separate sets of financial information for the Group’s operating segments for the purpose of making decisions regarding resource allocation and performance assessment. In 2010, the Group operated in four business segments, namely (i) China VAS & mobile game, (ii) Indonesia VAS, (iii) Media content, and (iv) PC game. In 2011, in line with the business growth, the Group’s CODM reviews results of China VAS, mobile game and PC game as a single business unit, instead of two separate units, when making decisions about allocating resources and assessing performance of the Group.  The three business segments are namely (i) China VAS, mobile game & PC game, (ii) Indonesia VAS and (iii) Media content.  In 2012, due to the increase in frequency of trading activities in quoted investments, the Group’s CODM reviews the Group’s resultsin four business segments, namely (i) China VAS, mobile games and PC games, (ii) Indonesia Digital Media, (iii) Media content and (iv) Investment, for the purpose of making decisions regarding resource allocation and performance assessment..  Indonesia VAS changed its segment name to Indonesia Digital Media to reflect its present operations.  The Group believes Indonesia Digital Media is more appropriate with the acquisition of Okezone.com during the year.  The reported segment information for 2010 and 2011 has been retrospectively adjusted in order to conform to the change in segment presentation in 2012.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (In U.S. dollars, unless otherwise stated)

(u) Comparative information

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current period’s presentation to facilitate comparison. Gain on sale of investment and dividends income have been reclassified from other income to other operating income as trading in quoted investment is considered part of the Group’s principal operations in the current year.

The effects of the reclassifications made for the financial year ended 31 December 2011 on the income statement are as follows:

	As previously reported	Reclassification	As reclassified
	$	$	$
Other operating income	-	5,277,173	5,277,173
Dividend income from short term investment	314,300	(314,300)	-
Gain on sale of short-term investment	4,962,873	(4,962,873)	-

(v) Recent accounting pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04 Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”), which amends current guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amendments generally represent clarification of FASB Accounting Standards Codification Topic 820, but also include instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. The amendments were effective for interim and annual reporting periods beginning after December 15, 2011. Accordingly, the Company adopted ASU 2011-04 on January 1, 2012, which had no effect on the Company’s consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”), which provides new guidance on the presentation of comprehensive income in financial statements. Entities are required to present total comprehensive income either in a single, continuous statement of comprehensive income or in two separate, but consecutive, statements. Under the single-statement approach, entities must include the components of net income, a total for net income, the components of other comprehensive income and a total for comprehensive income. Under the two-statement approach, entities must report an income statement and, immediately following, a statement of other comprehensive income. Under either method, entities must display adjustments to items reclassified from other comprehensive income to net income in both net income and other comprehensive income. ASU 2011-05 was effective for interim and annual reporting periods beginning after December 15, 2011, with early adoption permitted. Accordingly, the Company adopted ASU 2011-04 on January 1, 2012, and elected the single-statement approach.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

In December 2011, the FASB issued ASU 2011-12, deferring a requirement in ASU 2011-05 that companies present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. Companies continue to be required to either present amounts reclassified out of AOCI on the face of the financial statement in which the components of other comprehensive income are presented or disclose those amounts in the notes to the financial statements. The FASB has tentatively decided not to require presentation of reclassification adjustments out of accumulated other comprehensive income on the face of the financial statements and to propose new disclosures instead. The FASB plans to issue an exposure draft proposing these additional disclosures in the near term.

In December 2011, the FASB and the International Accounting Standards Board (IASB) (collectively, the Boards) issued final guidance on balance sheet offsetting, ASU 2011-11. While the Boards initially set out to create a converged accounting model, they ultimately decided to retain their respective balance sheet offsetting models, but with new disclosures. New disclosures are required to help users of financial statements understand certain significant quantitative differences in balance sheets prepared under US GAAP and IFRS related to the offsetting of financial instruments. These include amounts netted in the balance sheet; amounts subject to an enforceable master netting arrangement that are not presented net in the balance sheet, either because management makes an accounting policy election not to offset or because the arrangement does not meet some or all of the conditions for offsetting; and amounts related to financial collateral (including cash collateral) arrangements.

In July 2012, the FASB issued ASU No.2012-02 "Testing Indefinite-Lived Intangible Assets for Impairment". This ASU amends the guidance in ASC 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment.  The FASB issued the ASU in response to feedback on ASU 2011-08, which amended the goodwill impairment testing requirements by allowing an entity to perform a qualitative impairment assessment before proceeding to the two-step Impairment test. The new guidance will be effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In October 2012, the FASB issued ASU No. 2014-04 "Technical Corrections and Improvements". This ASU makes certain technical corrections (i.e., relatively minor corrections and clarifications) and “conforming fair value amendments” to the FASB Accounting Standards Codification (the “Codification”). The new guidance will be effective for fiscal years beginning after December 15, 2012. We do not anticipate material impacts on our consolidated financial statements upon adoption.

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

	Year ended December 31,
	2010	2011	2012
	$	$	$
Gross revenues	–	–	–
Sales tax	–	–	–
Cost of revenue	–	–	–
Gross loss	–	–	–
Operating income	315,256	–	–
Provision for impairment	–	–	–
Net income from discontinued operations before tax	315,256	–	–
Tax benefit	—	–	–
Net income from discontinued operations	315,256	–	–

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

In 2010, the Group reduced its payables by $315,256 after reaching an agreement with its suppliers whereby the suppliers agreed to waive balances owing to them. Such amount was recorded in operating income.

The following table presents the Group’s advertising business assets and liabilities:

	As of December 31,
	2011	2012
	$	$
Assets	—	—
Total assets of discontinued operations	—	—
Liabilities:
Account payable, accrued liabilities and other payables	160,643	160,643
Taxes payable	92,784	92,784
Total liabilities of discontinued operations	253,427	253,427

There are no carrying values of assets of the discontinued operations as of December 31, 2011 and 2012, respectively. There is no discontinued operation in 2011 and 2012.

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

(a) Acquisition of Letang

On January 13, 2010, Weilan, a VIE of the Group, completed the acquisition of a 50.01% interest in Letang, a private Chinese company specializing in the development of mobile games, for total consideration of RMB46.5 million ($6.8 million). As a result of the acquisition, Letang became a subsidiary of Wei Lan. The primary purpose of the acquisition was to strengthen the Company’s mobile games portfolio and development capabilities.

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

(b) Acquisition of InnoForm

On March 16, 2010, the Group entered into a purchase agreement to acquire 50% of the share capital of InnoForm, a Singapore corporation specializing in the development, distribution and licensing of edutainment and entertainment products, mainly in Singapore and Malaysia. Under the terms of the agreement, the Group paid SGD 6.5 million ($4.7 million) in cash for the transaction. On the same day, MNC International Middle East Limited (“MIMEL”), a United Arab Emirates (“UAE”) corporation, which is a subsidiary of MNC, acquired 25% of the share capital of InnoForm. The Group obtained control of InnoForm through direct voting interests and majority representation on the board of directors of InnoForm. The purpose of the acquisition was in line with the Company’s expansion strategy in the region and to enhance the Group’s content portfolio with InnoForm’s product and service offerings.

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

On  June 30,  2010,  the  Company  subscribed  for  1,002,308  shares  newly  issued  by  InnoForm  for  consideration  of  SGD 13.0 million ($9.3 million). After the subscription, the Company’s interest in InnoForm increased to 75% and the increase in ownership was accounted for as an equity transaction. As a result of the transaction, the difference of SGD 684,119 ($498,655) between the  consideration  paid by  the Company  and  the adjustment to  the carrying  amount  of  the  non-controlling  interest was recognized as additional paid-in capital.

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

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (In U.S. dollars, unless otherwise stated)

(d) Acquisition of GLD Investment Pte Ltd

On June 30, 2010, InnoForm acquired a 90% interest in GLD Investment Pte Ltd (“GLD”) from PT Global Land Development TBK (“PTGLD”) for cash consideration of SGD 90,000 ($65,601), and simultaneously subscribed for 686,470 shares newly issued by GLD for cash consideration of SGD 12.94 million ($9.3 million). As a result, InnoForm became a 98.7% interest holder of GLD after the transactions. Prior to the acquisition, 10% of GLD’s equity interest was owned by the chairman of the board of directors and CEO of the Company, and the remaining 90% equity interest was owned by PTGLD, a company owned by the management of PT Bhakti Investama TBK, ultimate holding company of MNC.

The purchase price allocation is set out below:

2010
$
Cash	9,294,802
Receivables	37,864
Building	9,438,328
Payables and accruals	(68,012)
Related-party borrowings	(9,252,532)
Non-controlling interest	(139,212)
Purchase consideration	9,311,238

(e) Acquisition of Okezone.com

On 1 May 2012, PT Linktone acquired online portal Okezone.com and certain fixed assets from PT Okezone for cash consideration of IDR 4.5 billion ($0.5 million).  The carrying value of the assets acquired were IDR 1.7 billion ($0.2 million). As the transaction was deemed to be a business combination under common control, the excess consideration recorded in retained earnings as deemed distribution to controlling shareholder, MNC, at the time of the transaction, and no new goodwill recognized. The transaction was accounted for in accordance with ASC 805. Comparatives are not restated to reflect the combined results as the accumulated results of Okezone.com operations is immaterial to the Group.

7 Cash and cash equivalents

	As of December 31,
	2011	2012
	$	$
Cash	24,775,703	19,074,190
Investment in money market accounts	1,430	—
Time deposits with tenor < 90 days	16,144,685	15,967,482
Total	40,921,818	35,041,672

Interest income earned from the above cash and cash equivalents amounted to $ 2,110,361, $2,275,070 and $969,197 for the years ended December 31, 2010 and 2011 and 2012, respectively.

8 Restricted cash

As of December 31, 2012, restricted cash amounting to nil (2011: $603,088) relates to cash that was temporarily frozen by a local court of justice for withdrawal or use. On April 30, 2010, Sichuan Province Yangzhou Information Industry Co., Ltd.  (“Yangzhou,” the plaintiff) filed two lawsuits against Unilink, a VIE, and Linktone Internet, a subsidiary, alleging that Unilink had breached the wireless value-added service cooperation agreement entered into between Yangzhou and Unilink on June 30, 2008, which resulted in alleged economic losses suffered by the plaintiff. Linktone Internet, as guarantor of Unilink, is jointly liable in the lawsuits. Based on the plaintiff’s application, the local court of justice temporarily froze cash of RMB3.8 million ($603,088) for the purpose of ensuring enforcement of potential judgments in the lawsuits if decided against Unilink and Linktone Internet. As of December 31, 2012, the lawsuit has been settled and the cash been paid out to settle claims arising from the lawsuit.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

9 Short-term investments

	As of December 31,
	2011	2012
	$	$
Quoted securities, at market value	38,434,951	68,580,354
Time deposits with tenor > 90 days	18,150,007	21,738,225
Total	56,584,958	90,318,579

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

The Group also held an investment in a privately managed fund, which in turn invests in other marketable equity securities. Based on the quoted market price of the marketable equity securities in the fund, the fair value of the fund was $6,001,850 as of December 31, 2010. Net unrealized gain on available-for-sale investments included in other comprehensive income amounted to  $1,939,473 for  the  year  ended  December 31,  2010.

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

In 2012, the Group sold 357 million common shares of PT Global Mediacom TBK., through the open market, and recorded realized gain of $27.9 million on the sale of investment. $4,453,157 was transferred out of other comprehensive income to other operating income.  The proceeds from sale was used to purchase 708 million common shares of PT Bhakti Investama, holding company of GMC, 53 million common shares of MNC and 65 million common shares of PT Sky Vision Tbk.  Net unrealized gain of $6.7 million was recorded as unrealized gain on the marked-to-market valuation of these held-for-trading quoted investment for the year ended December 31, 2012.  Such amounts were recorded in Other Operating Income.

As of December 31, 2011 and 2012, all time deposits have original maturity terms more than three months and are due within one year.

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

Assets and liabilities measured at fair value on a recurring basis

In accordance with ASC 820-10, the Group measures cash equivalents, short-term investments, including fixed-rate investments and held for trading investments, non-current assets held for sale, as well as contingent consideration payable in connection with the Letang acquisition at fair value. Cash equivalents and investments are valued using quoted market prices. The fair value of the Group’s fixed-rate investments are determined based on a discounted cash flow model with market interest rates as discount curve and fair value of leasehold property held for sale is based on independent valuer report. The fair value of the Group’s contingent consideration payable in connection with Letang acquisition is determined using the income approach through application of the discounted cash flow method.  As the effective interest rate of the bank loans and term loans approximate the prevailing market interest rate, the book value of the bank loans approximate the fair value of the loans at balance sheet date.

Asset and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value at December 31, 2011
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2011
	$	$	$	$
Cash	24,775,703	–	–	24,775,703
Cash equivalents:
Time deposits	16,144,685	–	–	16,144,685
Money market fund	1,430	–	–	1,430
Short-term investments:
Time deposits	–	18,150,007	–	18,150,007
Available-for-sale investments	38,434,951	–	–	38,434,951
Non-current assets held for sale:
Leasehold property held for sale	–	814,878	–	814,878
Short-term loans:
Bank Overdrafts	–	1,876,430	–	1,876,430
Revolving term loans	–	2,389,790	–	2,389,790
Term loan facility		514,961		514,961
Long-term loan:
Term loan facility	–	511,878	–	511,878
	79,356,769	24,257,944	–	103,614,713

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

	Fair value at December 31, 2012
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2012
	$	$	$	$
Cash	19,074,190	–	–	19,074,190
Cash equivalents:
Time deposits	15,967,482	–	–	15,967,482
Money market fund	–	–	–	–
Short-term investments:
Time deposits	–	21,738,225	–	21,738,225
Held for trading investments	68,580,354	–	–	68,580,354
Non-current assets held for sale:
Leasehold property held for sale	–	–	–	–
Short-term loans:
Bank Overdrafts	–	480,916	–	480,916
Revolving term loans	–	4,580,403	–	4,580,403
Term loan facility	–	543,105	–	543,105
Loan from related party	–	518,500	–	518,500
	103,622,026	27,861,149	–	131,483,175

Assets and liabilities measured at fair value on a nonrecurring basis

The Group measures certain financial assets at fair value on a nonrecurring basis only if an impairment charge were to be recognized. The Group’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired. For the years ended December 31, 2010, 2011 and 2012, the Group recognized impairment loss on goodwill of nil, nil and $9.9 million based on the fair value measurement (Level 3) on a non-recurring basis. The fair value was determined using a discounted cash flow model under the income approach based on future revenues and operating costs, using internal projections.

11 Accounts receivable, net

	As of December 31,
	2011	2012
	$	$
Account receivable	19,135,478	16,380,897
Less: Allowance for doubtful receivables	(2,086,695)	(2,093,650)
	17,048,783	14,287,247

Movement in allowance for doubtful receivables:
Balance at beginning of year	(2,245,540)	(2,086,695)
Write-off against provision	36,604	203,242
Write back of provision	360,907	—
Additional provision	(144,165)	(186,558)
Translation difference	(94,501)	(23,639)
Balance at the end of year	(2,086,695)	(2,093,650)

Gross accounts receivable includes those of discontinued operations of $291,812 (allowance of $291,812) as of December 31, 2011 and 2012.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

12 Inventories

	As of December 31,
	2011	2012
	$	$
Raw materials	308,440	449,772
Finished goods	1,657,067	1,629,809
	1,965,507	2,079,581
Allowance for inventory obsolescence	(83,758)	(231,029)
	1,881,749	1,848,552
Movement in allowance for inventory obsolescence:
Balance at beginning of year	(51,725)	(83,758)
Additional provision	(39,120)	(111,575)
Translation difference	7,087	(35,696)
Balance at the end of year	(83,758)	(231,029)

The Group had $212,500 and $273,633 of inventory held at consignment locations which are included in finished goods as of December 31, 2011 and December 31, 2012, respectively.

13 Deposits and other current assets

	As of December 31,
	2011	2012
	$	$
Minimum guarantees	1,552,425	3,748,985
Rental and other deposits	1,523,358	795,573
Staff advances	386,310	637,597
Prepayments to VAS advertising, content and other suppliers	2,284,462	134,479
Interest income receivable from non-related parties	7,629	164,945
Unbilled receivables	499,084	628,914
Others	270,082	171,206
	6,523,350	6,281,699
Less: Allowance for doubtful receivables	(820,624)	(216,329)
	5,702,726	6,065,370

Movement in allowance for doubtful receivables:
Balance at beginning of year	(92,406)	(820,624)
(Additional) / Write back of provision	(728,218)	604,295
Balance at the end of year	(820,624)	(216,329)

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

14 Property and equipment, net

	As of December 31,
	2011	2012
	$	$
Cost
Buildings	10,175,880	10,796,663
Computer hardware and other equipment	4,694,360	4,580,317
Office equipment	1,689,664	2,218,736
Leasehold improvements	1,426,775	1,220,299
Motor vehicles	311,155	334,251
	18,297,834	19,150,266
Less: Accumulated depreciation	(7,102,402)	(7,389,435)
	11,195,432	11,760,831

During  the  years  ended  December 31,  2010,  2011  and  2012,  the  depreciation  charges  amounted  to $721,451, $815,532 and $762,466 respectively.

The Group incurred loss of $12,828, gain of $16,012 and $78,089 from disposal of property and equipment during the years ended December 31, 2010, 2011  and  2012 respectively.

The Group wrote off $43,707 and nil of property, plant and equipment in 2011 and 2012 respectively, as they were no longer in use.

15 Non-current assets held for sale

	As of December 31,
	2011	2012
	$	$
Cost
Leasehold property — held for sale	814,878	—

In 2010, a leasehold property owned by InnoForm was put up for sale as it was unutilized. In 2011, the leasehold property was not sold due to weak property prices for commercial properties in Singapore. The property was sold in December 2012 for $1.3 million, and a gain of $497,869 was recognized on the sale in Other Income.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

16 Intangible assets, net

The following table summarizes intangible assets, net:

	As of December 31,
	2011	2012
	$	$
Cost
Technology	2,559,208	3,031,517
Customer base	171,523	171,523
Licenses	525,671	525,671
Partnership and non-compete agreements	7,413,817	7,630,150
Domain names	82,347	82,347
VAS Short Codes licensed to PT Linktone	7,062,653	7,062,653
Software	353,202	366,035
	18,168,421	18,869,896
Accumulated amortization
Technology	(2,099,345)	(2,254,091)
Customer base	(171,522)	(171,522)
Licenses	(525,671)	(525,671)
Partnership and non-compete agreements	(5,144,731)	(6,797,767)
Domain names	(82,347)	(82,347)
VAS Short Codes licensed to PT Linktone	(371,295)	(653,804)
Software	(247,602)	(269,805)
	(8,642,513)	(10,755,007)
Acquired intangible assets, net	9,525,908	8,114,889

The weighted average amortization period for intangible assets with definite lives by major categories as followed:

Technology (years)	3.6
Customer base (years)	1.8
Licenses (years)	2.0
Partnership and non-compete agreements (years)	3.0
Domain names (years)	4.0
VAS Short Codes licensed to PT Linktone (years)	25.0
Software (years)	5.3

During  the  years  ended  December 31,  2010,  2011  and  2012,  the  aggregate  amortization  charges  amounted  to $1,550,691, $2,152,750 and $1,956,804 respectively.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

The estimated amortization expense for each of the succeeding five years is as follows:

$
2013	1,123,420
2014	726,595
2015	395,265
2016	395,265
2017	395,265
3,035,810

17 Goodwill

The following table summarizes the activity in the balance of goodwill during the years ended December 31, 2011 and 2011 by reporting unit:

	2011
	China VAS & mobile games	Indonesia VAS	Media content	PC games	Total
	$	$	$	$	$
Balance at beginning of year	17,740,558	16,848,642	2,360,658	3,533,497	40,483,355
Balance at end of year	17,740,558	16,848,642	2,360,658	3,533,497	40,483,355

	2012
	China VAS	Mobile games	Indonesia Digital Media	Media content	PC games	Total
	$	$	$	$	$	$
Balance at beginning of year	8,550,715	9,189,843	16,848,642	2,360,658	3,533,497	40,483,355
Goodwill impairment	(8,550,715)	—	—	(2,360,658)	—	(10,911,373)
Balance at end of year	—	9,189,843	16,848,642	—	3,533,497	29,571,982

As of December 31, 2012, the Company performed impairment tests on goodwill assigned to each reporting unit (except for Investment reporting unit which has no goodwill) in a two-step process. The Company determined the fair value of the reporting units using the income approach based on the discounted expected future cash flows associated with these units.  In 2012, the Company determined that the economic interdependency between China VAS and mobile games is declining, and will continue to decline in the future, due to the change in target customers of the China VAS and mobile games businesses.  China VAS focuses on 2G and 2.5G mobile users, whilst mobile games’ focus has moved towards games distributed via the internet and Android/ iOS platforms. As such, the Company considered it appropriate to change the reporting unit of China VAS and mobile games to 2 reporting units – China VAS and Mobile Games.  Further, Indonesia VAS reporting unit was renamed Indonesia Digital Media to reflect the present operations in Indonesia.

The discounted cash flows for each reporting unit were based on five-year projections using compound annual growth rates of (33)%, 111%, 16%, 77% and (189)% for China VAS, mobile game, Indonesia Digital Media, PC game and Media content reporting units, respectively (2011: 42%, 26%, 23% and 22% for China VAS & mobile game, Indonesia Digital Media, PC game and Media content reporting units). Cash flow projections were based on past experience, actual operating results and management’s best estimates about future developments as well as certain market assumptions. Cash flows after the fifth year were estimated using a terminal value calculation, which adopted terminal value growth rates of 3% for China VAS, mobile game, Indonesia Digital Media, PC game and Media content reporting units (2011: 5% for China VAS, mobile game, Indonesia Digital Media and PC game and 1.5 % for Media content reporting units). The discount rates used in the valuations reflect a market assessment of the risks specific to each reporting unit and are based on the weighted-average cost of capital for the respective reporting units. The discount rates used were 19.5%, 19.5%, 13.4%,19.1% and 15.4% for China VAS, mobile game, Indonesia Digital Media, PC game and Media content reporting units, respectively  (2011: 17.5%, 15.5%, 16.8%, 14.7% for China VAS & mobile game, Indonesia Digital Media, PC game and Media content reporting units, respectively).

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

Based on the annual impairment tests as of December 31, 2012, the reporting units of Mobile game, PC game and Indonesia Digital Media had fair values higher than their carrying value, hence management did not recognise any impairment expense on these 3 reporting units.  Impairment expense of $9.9 million was recognized on the reporting units of China VAS and Media content as the fair value of these units were lower than their carrying value due to the unfavorable outlook for the VAS business in China and the DVD businesses of the Group.  Another $1 million of goodwill impairment is allocated to non controlling interest.

18 Other long-term assets
	As of December 31,
	2011	2012
	$	$

Investment deposit (a)	2,470,382	2,470,382
Minimum guarantees	862,858	3,247,512
Prepayment for insurance policy	161,584	32,967
	3,494,824	5,750,861
Less: Impairment loss on investment deposit (a)	(2,470,382)	(2,470,382)
Total	1,024,442	3,280,479

(a)
In April 2007, the Company paid an investment deposit of $3 million to eChinaCash Inc. (“eCC”) to purchase 49% of the equity in eChinaMobile (BVI) Ltd. (“eCM”), a wholly owned subsidiary of eCC. eCM is a U.S. incorporated, Beijing-based company that builds and maintains customer loyalty affinity programs and payment card programs for large corporations  and financial institutions, including Chinese blue chip companies. The primary objective of eCM was to establish a platform to provide VAS service and original content to customers of Linktone and eCM through cross-selling opportunities that arise through having access to each other’s extensive database of users. Because of certain disputes over the resources to be made available for use by eCM,  eCM  refunded  $529,618  of  Linktone’s investment  deposit  of  $3 million  in  January 2008.  Linktone has sought legal remedies to recover the remaining amount. In view of the uncertainty of recovering this remaining amount, the Company recorded an impairment provision of $2,470,382 in 2007 against the remaining investment deposit. This legal case is still outstanding as of December 31, 2012.

19 Accounts payable, accrued liabilities and other payables
	As of December 31,
	2011	2012
	$	$

Accounts payable	2,092,530	3,355,395
Accrued payroll and welfare benefits	1,597,117	1,854,812
Accrued professional and consulting fees	755,963	405,478
Accrued VAS content fees	5,330,287	3,093,902
Accrued expenses	3,754,093	6,828,420
Other payables	1,450,555	867,940
Total	14,980,545	16,405,947

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

20 Loans and borrowings
	As of December 31,
	2011	2012
	$	$
Current
Bank overdrafts	1,876,430	480,916
Revolving term loans	2,389,790	4,580,403
Term loan, current portion	514,961	543,105
Loan from related party	–	518,500
	4,781,181	6,122,924

Non-current
Term loan, non current portion	511,878	–
	5,293,059	6,122,924

The Group’s subsidiary in Singapore, InnoForm has $7.7 million (SGD10.0 million) credit facility and a $1.5 million (SGD2.0 million) term loan, from a bank in Singapore. The facilities are secured by a corporate guarantee from MNC.

The details of bank facilities utilized are as follow:

·	As of December 31, 2011 and 2012, InnoForm has utilized $1.9 million (SGD2.4 million) and $0.5 million (SGD0.6 million) of the overdraft facility respectively

·
As of December 31, 2011 and 2012, InnoForm has utilized revolving term loans facility of $2.4 million (SGD3.1 million) and $4.6 million (SGD5.6million) respectively. The revolving term loans are of three-months and six-months tenor. Interest rates are by quotation from the bank payable quarterly in arrears. The effective interest rate was 4.02%, 4.02% and 4.00% for years ended December 31, 2010, 2011 and 2012 respectively.

·
$1.5 million (SGD2.0 million) term loan was extended to InnoForm in October 2010. Term loan is repayable in quarterly installments of $0.1 million (SGD 0.2 million), over 3 years. As of December 31, 2011 and 2012, $1.0 million (SGD 1.3 million) and $0.5 million (SGD 0.7 million) of the term loan was outstanding respectively.  The financial covenants require InnoForm to maintain a minimum consolidated net worth, and a consolidated gearing ratio. InnoForm did not breach the financial covenants for 2012. The interest on the outstanding loan balance is based on the bank’s floating rate plus a margin of 4.0% p.a.

In 2012, PT Linktone obtained a loan of $518,500 (IDR 5.0 billion) from MNC at interest rate of 8% per annum.

21 Other long-term liabilities
	As of December 31,
	2011	2012
	$	$
Other long-term payables	67,688	1,258,030

In 2012, other long-term payables consist mainly non-refundable minimum guarantees fees payable to movie studios and music labels by the Group’s subsidiaries in Singapore and Malaysia for exclusive licensing rights based on the contractual payment terms of those contracts.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

22 Segment information

For the year ended December 31, 2011, in line with business growth, the Group’s CODM reviews results by geographic segments as revenue streams are clearly identifiable, when making decisions about allocating resources and assessing performance of the Group.   Hence, the 2 operating units in China – China VAS & mobile game and PC game are now combined as a single business unit, and 2 other segments are Indonesia VAS and Media Content.  For the year ended December 31, 2012, with the inclusion of trading in quoted investment as one of the operating activities of the Group, an additional segment - Investment is included.   Further, Indonesia VAS was renamed Indonesia Digital Media to reflect the expanded business operations due to Okezone.com in Indonesia.

For the year ended December 31, 2012, the Group operates in four business segments — China VAS & mobile game, Indonesia Digital Media, Media content and Investment, based on the different product and geographic operating segments. Pursuant to ASC 280, the Group presents summarized statement of operations and net assets information by segment below, as used by the Group’s chief operating decision maker (“CODM”).  The 2010 and 2011 reported segment information has been retrospectively adjusted in order to conform to the change in segment presentation in 2012.

Statement of Operations Information:
	2010
	China VAS, mobile game & PC game	Indonesia Digital Media	Media content	Investment	Total
	$	$	$	$	$
Gross revenues	57,691,760	1,805,746	12,210,519	—	71,708,025
Sales tax	(2,087,121)	—	—	—	(2,087,121)
Segment cost of revenue	(37,725,651)	(587,532)	(8,824,211)	—	(47,137,394)
Segment gross profit	17,878,988	1,218,214	3,386,308	—	22,483,510
Segment operating (expenses)/income	(16,391,539)	(266,867)	(4,691,928)	(3,266,791)	(24,617,125)
Segment profit/(loss) from operations	1,487,449	951,347	(1,305,620)	(3,266,791)	(2,133,615)
Other (expenses)/ income	679,019	105,556	(107,805)	25,114	701,884
Segment profit/ (loss) before interest and taxes	2,166,468	1,056,903	(1,413,425)	(3,241,677)	(1,431,731)

	2011
	China VAS, mobile game & PC game	Indonesia Digital Media	Media content	Investment	Total
	$	$	$	$	$
Gross revenues	35,570,974	8,196,431	16,909,768	—	60,677,173
Sales tax	(1,591,748)	—	—	—	(1,591,748)
Segment cost of revenue	(19,999,661)	(4,949,871)	(11,252,901)	—	(36,202,433)
Segment gross profit	13,979,565	3,246,560	5,656,867	—	22,882,992
Segment operating (expenses)/income	(13,873,577)	(950,106)	(6,654,680)	4,049,868	(17,428,495)
Segment profit/(loss) from operations	105,988	2,296,454	(997,813)	4,049,868	5,454,497
Other (expenses)/ income	(373,093)	1,005	15,209	91,945	(264,934)
Segment profit/ (loss) before interest and taxes	(267,105)	2,297,459	(982,604)	4,141,813	5,189,563

	2012
	China VAS, mobile game & PC game	Indonesia Digital Media	Media content	Investment	Total
	$	$	$	$	$
Gross revenues	31,277,781	3,748,259	11,124,836	—	46,150,876
Sales tax	(808,257)	—	—	—	(808,257)
Segment cost of revenue	(18,459,785)	(2,813,317)	(7,828,143)	—	(29,101,245)
Segment gross profit	12,009,739	934,942	3,296,693	—	16,241,374
Segment operating (expenses)/ income	(12,585,930)	(2,291,541)	(7,452,373)	22,720,140	390,296
Segment profit/(loss) from operations	(576,191)	(1,356,599)	(4,155,680)	22,720,140	16,631,670
Other (expenses)/ income	(45,555)	7,587	479,946	(1,081,641)	(639,663)
Segment profit/ (loss) before interest and taxes	(621,746)	(1,349,012)	(3,675,734)	21,638,499	15,992,007

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

The following table summarizes the gross revenue by product in China segment:

	2010	2011	2012
	$	$	$
China VAS	54,373,735	31,500,303	27,422,037
Mobile game	2,204,319	2,632,558	2,904,038
PC game	1,113,706	1,438,113	951,706
Total	57,691,760	35,570,974	31,277,781

Balance Sheet Information:
	As of December 31, 2011
	China VAS, mobile & PC game	Indonesia Digital Media	Media content	Investment	Total
	$	$	$	$	$
Current assets	23,372,886	7,099,104	12,645,710	83,664,809	126,782,509
Non-current assets	1,804,891	7,039,599	13,945,773	40,623,458	63,413,721
Total assets	25,177,777	14,138,703	26,591,483	124,288,267	190,196,230
Current liabilities	(9,976,507)	(3,194,028)	(9,958,059)	(1,250,701)	(24,379,295)
Non-current liabilities	(278,215)	(1,718,332)	(1,344,367)	—	(3,340,914)
Total liabilities	(10,254,722)	(4,912,360)	(11,302,426)	(1,250,701)	(27,720,209)
Net assets	14,923,055	9,226,343	15,289,057	123,037,566	162,476,021

	As of December 31, 2012
	China VAS, mobile & PC game	Indonesia Digital Media	Media content	Investment	Total
	$	$	$	$	$
Current assets	43,066,055	5,227,247	12,536,720	90,126,983	150,957,005
Non-current assets	1,961,265	7,393,486	14,468,275	29,634,541	53,457,567
Total assets	45,027,320	12,620,733	27,004,995	119,761,524	204,414,572
Current liabilities	(7,023,863)	(3,326,332)	(12,715,073)	(2,738,423)	(25,803,691)
Non-current liabilities	(240,176)	(1,602,210)	(1,597,943)	—	(3,440,329)
Total liabilities	(7,264,039)	(4,928,542)	(14,313,016)	(2,738,423)	(29,244,020)
Net assets	37,763,281	7,692,191	12,691,979	117,023,101	175,170,552

The following table summarizes the Group’s gross revenues by geographic region based on the location of the customers:

	2010	2011	2012
	$	$	$
PRC	57,691,760	35,570,974	31,980,685
Indonesia	1,805,746	8,196,431	3,977,308
Singapore	11,596,837	15,096,754	9,205,816
Malaysia	613,682	1,813,014	987,067

The following table summarizes the Group’s long-lived assets by geographic region:

	As of December 31,
	2011	2012
	$	$
PRC	23,078,946	14,684,605
Indonesia	24,028,344	24,307,843
Singapore	15,780,315	12,838,262
Malaysia	526,116	1,626,857

The following table summarizes the Group’s net assets by geographic region:

	As of December 31,
	2011	2012
	$	$
PRC	36,197,110	50,486,621
Indonesia	108,629,196	112,114,912
Singapore	17,484,937	12,923,192
Malaysia	164,778	(354,173)

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

23 Other operating income
	Year ended December 31,
	2010	2011	2012
	$	$	$
Unrealized gain on marketable securities	—	—	6,742,971
Dividend income from short-term investments	—	314,300	364,027
Gain on sales of short-term investments	—	4,962,873	27,938,014
Total other operating income	—	5,277,173	35,045,012

In 2012, we classified short-term investments in securities as being held-for-trading and recognized any corresponding gains and losses on disposal or unrealized gains or losses as other operating income, we deemed trading in quoted securities as one of our principal activities.

24 Risks and uncertainties

(a) Dependence on the Operators
In 2012, 68%, 8% and 24% (2011: 59%, 28% and 13%) of the Group’s gross revenue is contributed by China VAS, mobile game and PC game segment in China, Media Content segment in Singapore and Indonesia VAS in Indonesia, respectively. The Group’s PRC and Indonesia VAS revenue is mainly derived from cooperative arrangements with the operators in the PRC and Indonesia. If the strategic relationship with the Operators in the PRC and Indonesia are terminated or scaled back or if the operators alter the revenue-sharing arrangements, the Group’s VAS business would be adversely affected. Revenues and amounts due from operators that account for more than 10% of the Group’s gross revenues and accounts receivable in a particular year are as follows:

PRC

•
Revenues earned from China Mobile for the years ended December 31, 2010, 2011 and 2012 were $37.6 million, $25.2 million and $21.8 million, respectively, representing 52%,71% and 69%of gross revenues, respectively.

•	Amounts due from China Mobile as of 2011 and 2012 amounted to $7.8 million and $5.8 million respectively, representing 87% and 92% of accounts receivable, respectively.

•
Revenues earned from China Telecom for the years ended December 31, 2010, 2011 and 2012 were $9.6 million, $6.8 million and $4.8 million respectively, representing 13%, 17% and 15% of gross revenues, respectively.

•	Amounts due from China Telecom as of 2011 and 2012 amounted to $0.4 million and $0.5 million respectively, representing 5% and 8% of accounts receivable, respectively.

Indonesia

•
Revenues earned from Telkomsel for the years ended December 31, 2010, 2011 and 2012 were $1.1 million, $5.6 million and $0.9 million, respectively, representing 63%, 68% and 25% of Indonesia gross revenues, respectively.

•	Amounts due from Telkomsel as of 2011 and 2012 amounted to $4.0 million and $1.1 million, respectively, representing 81%, and 24% of accounts receivable, respectively.

•
Revenues earned from Indosat for the years ended December 31, 2010, 2011 and 2012 were $0.3 million, $0.4 million and $0.5 million, respectively, representing 18%, 5% and 13% of Indonesia gross revenues, respectively.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

(b) Credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments and accounts receivable. The Group has $125.4 million in cash and cash equivalents and short-term investments. The Group has $35.8 million in cash, bank deposits and money market funds in the PRC, which constitute 28.5% of total cash and cash equivalents and short-term investments. In the event of bankruptcy of one of the financial institutions in which the Group has deposits or investments, it may be unlikely to claim its deposits or investments back in full.

Accounts receivable are typically unsecured and derived from revenue earned from customers, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains reserves for estimated credit losses and these losses have generally been within its expectations. The Group has $17.0 million and $14.3 million in accounts receivables as of December 31, 2011 and 2012, respectively.

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

The Board of Indonesian Telecommunication Regulatory (“BRTI”) through its circular letter dated 18 October 2011 No. 177/BRTI/X/2011 addressed to ten telecommunication network operators has requested those operators to cease promoting premium messages through SMS broadcast, pop-screen, voice broadcast, and to deactivate all premium messages such as SMS, MMS, ring tone, games and wall paper until a period of time to be further determined by BRTI. The process of deactivation is done by issuing notification to deactivate and information on how to re-activate by those who intends to re-subscribe without charging additional re-activation costs. This circular letter was issued as a response to public complaints against operators of premium messaging.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

25 Employee Benefits

PRC contribution plan

Full-time  employees  of  the  Company,  its  subsidiaries  and  VIEs  in  the  PRC  participate  in  a  government-mandated  multi- employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance,  employee housing fund  and other welfare benefits are provided  to employees. Chinese labor regulations require that the Company and its subsidiaries accrue for these benefits based on certain percentages of the employees’ salaries. The total expenses for such employee benefits were $1,055,043, $892,016 and $798,345 for the years ended December 31, 2010, 2011 and 2012, respectively.

Singapore contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity such as the Central Provident Fund or pension on a mandatory, contractual or voluntary basis. The entity will have no legal or constructive obligation to pay further amounts once the contributions have been paid. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the consolidated statement of operations and comprehensive income/loss in the periods during which services are rendered by employees. In 2010, 2011 and 2012, the Group, via its Singaporean subsidiary acquired in 2010, recorded an expense of $286,262, $339,710 and $345,297 respectively.

Indonesian contribution plan

PT Linktone, the Group’s Indonesian subsidiary acquired in 2010, has a defined contribution pension program in which it had entered into a Cooperation Agreement Pension Benefit Service Program with the Financial Institution Pension Fund in October 2009 for an indefinite period of cooperation. The total provision for such employee benefits of $18,398, $23,176 and $18,864 was charged to the statement of operations and comprehensive income/loss during the year ended December 31, 2010, 2011 and 2012, respectively.

26 Statutory Reserves

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

As of December 31, 2011 and 2012, the Group had balance of $2,466,165 and $2,499,512 in these non-distributable reserve funds. No transfers were made to reserve funds in 2011 and $33,347 transfer was made in 2012 in one of the VIEs due to an increase in its registered capital.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

27 Income taxes

Cayman Islands, British Virgin Islands and UAE

Under the current laws of the Cayman Islands, British Virgin Islands and UAE, Linktone, Brilliant, Ojava Overseas and Linktone International are not subject to tax on income or capital gains.

Hong Kong

Under the current laws of Hong Kong, Noveltech, InnoForm HK and Linktone Media are subject to tax on income in Hong Kong at 16.5%.

Indonesia

Under the current laws of the Republic of Indonesia, PT Linktone and Cakrawala is subject to tax on income at 25%.

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

Zhong Tong, Linktone Software, Wang You and Ling Yu are located in either the economic development zones in coastal cities or the Pudong new district. Accordingly, they are subject to a preferential statutory rate of 15% pre-2008. The reduced tax rate is transitioned to 25% starting in 2008 and the transitional rates are 20%, 22%, 24% and 25% for 2009, 2010, 2011 and 2012, respectively.  From 2012 onwards, tax rates for Zhong Tong, Linktone Software, Wang You and Ling Yu is 25%.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

Huitong and Linktone Internet are foreign investment production enterprises located in a coastal economic development zone in the old urban district. Huitong was recognized as high and new technology enterprise (“HNTE”) by the tax bureau in May 2010 and, therefore, entitled to a favorable tax rate of 15% for the years 2009 to 2011, subject to meeting certain criteria on an annual basis.  In 2012, Huitong received renewed HNTE certificate that is valid for the years 2012 – 2014.  Linktone Internet started its tax holiday of two years exemption followed by three years of 50% reduced tax rate from 2005 and enjoyed 12.5% tax rate in 2008 and 2009. Its applicable tax rate starting 2010 is 25%.

Yuan Hang, Cosmos, Lian Fei and Beijing Ojava were high and new technology enterprises prior to January 1, 2008 and enjoyed a reduced tax rate of 15% and tax holiday of either two or three years of exemption followed by three years of 50% reduced tax rate. Yuan Hang’s tax holiday started in 2004 and expired in 2008. Cosmos’ tax holiday started in 2003 and expired in 2008. Lian Fei’s tax holiday started in 2002 and expired in 2007. Beijing Ojava’s tax holiday started in 2004 and expired in 2009. Furthermore, Yuan Hang, Cosmos, and Beijing Ojava qualified as high and new technology enterprises, which is effective starting in 2008 and enjoyed the reduced tax rate of 15%, instead of the tax holiday for Cosmos and Beijing Ojava, for 2009 and 2010. In 2011, Yuan Hang qualified as a high and new technology enterprise and will continued to be entitled to reduced tax rate of 15% from 2011 to 2013, subject to meeting certain criteria on an annual basis. Cosmos, Lian Fei and Beijing Ojava did not qualify as high and new enterprises and the applicable tax rates will be at 25%.

Letang qualified as a comic and animation enterprise in 2010 and was therefore entitled to a two year national and local tax exemption followed by three years of 50% reduction in national and local income tax rates. The qualification for the preferential tax rate needs to be applied to and re-approved on an annual basis.  Letang started its tax holiday of two years exemption from 2010.

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

According to the relevant PRC regulations, dividends on profit earned before January 1, 2008 are not subject to the withholding income tax, while the dividend on profits earned after January 1, 2008 are subject to the withholding income tax. However as of December 31, 2012, the Group did not make any provision on withholding tax of profit earned by some of its PRC subsidiaries in 2011 because based on the business plan for the foreseeable future, there is no plan to distribute the retained earnings of the Group’s PRC subsidiaries as it intend to retain such cash for re-investment in the PRC operations.

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

	Year ended December 31,
	2010	2011	2012
	$	$	$
Cayman	(2,879,085)	5,528,390	20,878,593
Indonesia	2,673,218	3,077,937	(1,417,674)
Singapore	(1,710,126)	(1,114,203)	(1,663,174)
Malaysia	223,771	(106,148)	(517,183)
PRC	2,539,084	201,652	(6,219)

Total income before taxes from continued operations	846,862	7,587,628	17,274,343

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

The (provision for) benefit from taxes on income from continuing operations consists of:

	Year ended December 31,
	2010	2011	2012
	$	$	$
Current	(1,805,227)	(763,341)	466,010
Deferred	365,966	(536,640)	794,598

Total	(1,439,261)	(1,299,981)	1,260,608

The  following  is  reconciliation  between  the  statutory  Enterprise  Income  Tax  rate  and  the  Group’s  effective  tax  rate  for continuing operations:

	Year ended December 31,
	2010	2011	2012

Statutory Enterprise Income Tax rate	25%	25%	25%
Effect of tax holiday	(20)%	(1)%	–
International tax rate differences	95%	(19)%	(29)%
Non-deductible expenses/non-taxable income	4%	17%	1%
Change in valuation allowance	2%	(17)%	(1)%
PRC tax rate differences	(33)%	–	–
Adjustment to prior-year tax provision	97%	(6)%	(3)%
Deferred tax on outside tax basis	–	(2)%	–
Expired carry forward tax losses	–	20%	–
Effective EIT rate for continuing operations	170%	17%	(7)%

The aggregate effect of the tax holiday in 2010, 2011 and 2012 was $173,172, $90,445 and $16,904 respectively.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

The Group’s deferred tax assets and deferred tax liabilities at each balance sheet date are as follows:

	As of December 31,
	2011	2012
	$	$
Deferred tax assets:
Intangible and other assets	127,067	-
Deferred revenue	69,090	63,318
Accrued liabilities and other payables	3,192,891	2,439,494
Advertising expenses	560,229	459,486
Net operating losses	1,956,003	1,714,014
Others	176,113	912,762
Total deferred tax assets for continuing operations	6,081,393	5,589,074
Valuation allowance for continuing operations	(2,884,640)	(2,722,886)
Total deferred tax assets for discontinued operations	4,420,487	4,342,076
Valuation allowance for discontinued operations	(3,682,878)	(3,657,427)
Total deferred tax assets, net of valuation allowance	3,934,362	3,550,837

Deferred tax liabilities:
Accrued income	(2,466,905)	(1,888,837)
Intangible assets	(2,572,958)	(1,989,206)
Others	(188,390)	(225,048)
Deferred tax liabilities for continuing operations	(5,228,253)	(4,103,091)
Deferred tax liabilities for discontinued operations	(737,609)	(684,649)
Total deferred tax liabilities	(5,965,862)	(4,787,740)
Net deferred tax liabilities	(2,031,500)	(1,236,903)

Deferred tax assets — current	486,176	732,987
Deferred tax liabilities — current	(126,034)	(516,756)
Deferred tax assets — non-current	369,706	729,386
Deferred tax liabilities — non-current	(2,761,348)	(2,182,520)
Net deferred tax liabilities	(2,031,500)	(1,236,903)

The Group’s valuation allowance movements during 2011 and 2012 are as follows:
	Year ended December 31,
	Continuing Operations		Discontinued Operations
	2011	2012	2011	2012
	$	$	$	$
Beginning Balance	2,139,558	2,884,640	5,320,546	3,682,878
Movement	634,103	(169,282)	(1,835,533)	–
Translation Difference	110,979	7,528	197,865	(25,451)
Ending Balance	2,884,640	2,722,886	3,682,878	3,657,427

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

Management has assessed whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group recorded a valuation allowance of $6,567,518 and $6,380,313 as of December 31, 2011 and 2012, respectively, to reduce the deferred tax assets to the amount management believes is more likely than not realizable.

The Group has a net tax operating loss carry forward of $22,189,940 attributed to 15 PRC subsidiaries (including discontinued operations of $16,601,753) as of December 31, 2012. The net operating losses will expire between 2011 and 2015 if unutilized.

The Company intends to permanently reinvest all undistributed earnings of its foreign subsidiaries as of December 31, 2012. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

During  the  year  ended  December 31,  2007,  the  Company  recorded  a tax provision of $100,671 related to uncertain tax positions on promotional and research and development expenses. It is possible that the tax position will change in the next twelve months; however, an estimate of the range of the possible change cannot be made at this time.

	Year ended December 31,
	2011	2012
	$	$
Beginning and ending balance	100,671	100,671

The Group recognizes interest and penalties related to uncertain tax positions in income tax expense. The Group recorded  accrued interest expense of $159,656 and $190,636 as of December 31, 2011 and 2012, respectively. Provision for penalties of $50,336 was brought forward since 2007.

In  general,  the  PRC  tax  authority  have  up  to  five years to conduct examinations  of  the tax filings, accordingly, the PRC entities' tax years 2008 through 2012 remains open to examination by the PRC tax authority. The Indonesia  and  Singapore  subsidiaries'  tax filings for 2010 through 2012 remains open to examination by the respective tax authority.

28 Stock option plans

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

The 2003 Plans include a mechanism for an automatic annual increase in the number of ordinary shares available under the plan equal to the lesser of 2.5% of the total shares outstanding or 15,175,000 ordinary shares, which is known as the evergreen provision. A total of 85,893,917 and 96,094,388 ordinary shares were available for issuance under both plans as of December 31, 2011 and 2012 respectively. 304,900 and no new shares were issued from the exercise of stock options in the year ended December 31, 2011 and 2012, respectively.

Stock-based compensation cost

The compensation  cost charged  as an  expense was  $204,949, $133,917 and $156,367 for the years ended  December 31, 2010, 2011  and  2012,  respectively,  which was recorded  in general and administrative expenses.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

Valuation assumptions

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model. The following are the assumptions used for each respective period (no new options were issued during the year ended December 31, 2010 & 2012):

		Year ended December 31,
		2010	2011			2012
Risk-free interest rate (%)	(1)	—	1.20	-	2.50	—
Expected life (years)	(2)	—			6	—
Expected dividend yield (%)		—			—	—
Volatility (%)	(3)	—	63	-	65	—

(1)	The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury zero-coupon yield in effect at the time of grant.

(2)
In the absence of sufficient historical data in the exercise behavior of the option holders, the Company continued to use the simplified method, under which the expected term is based on the mid-point between the vesting date and the end of the contractual term.

(3)	The Company used its own historical data to estimate the stock price volatility.

Award activity information

The  following  table  summarizes  the  option  activity  under  the  Company’s  stock  option  (shares)  program  for  the  periods presented:

Share options granted to employees	Number of shares	Weighted-average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
		$		$
Outstanding, December 31, 2011	7,603,700	0.22	8.06	10,309
Forfeited	(494,700)	0.65	—	—
Outstanding, December 31, 2012	7,109,000	0.19	7.38	686,900
Vested and expected to vest as of December 31, 2012	7,109,000	0.19	7.38	686,900
Exercisable as of December 31, 2012	5,109,000	0.22	6.90	433,900

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares as of December 31, 2012 for those awards that have an exercise price currently below the fair value of the Company’s shares. The total intrinsic value of options exercised during 2010, 2011 and 2012 was $18,237, $13,568 and nil, respectively.

The weighted-average estimated fair value of options granted to employees of the Group 2011 was $0.08 per option, respectively. The weighted average fair value of options vested during the years ended December 31, 2010, 2011 and 2012 was $0.12, nil and nil per option, respectively.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

The following is additional information relating to options outstanding as of December 31, 2012:

			Options outstanding as of December 31, 2012			Options exercisable as of December 31, 2012
Range of exercise price			Options outstanding	Weighted Average remaining contractual life (years)	Weighted average exercise price ($)	Number exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price ($)
$0.07	~	$0.11	2,500,000	8.88	0.11	1,250,000	8.88	0.11
$0.15	~	$0.29	4,270,000	6.96	0.18	3,520,000	6.71	0.18
$0.68	~	$0.78	119,000	2.29	0.69	119,000	2.29	0.69
$1.02	~	$1.40	220,000	1.16	1.08	220,000	1.16	1.08
			7,109,000	7.38	0.19	5,109,000	6.90	0.19

As of December 31, 2012, there was $0.2 million of unrecognized share-based compensation cost related to share options issued to employees, which is expected to be recognized over a weighted-average vesting period of 1.55 years. To the extent the actual forfeiture rate is different from current estimates, actual share-based compensation related to these awards may be different from the expectation. The expected forfeiture rate of the stock options granted as of December 31, 2012 is nil.

29 Related party transactions

Due from (to) related parties include:

	As of December 31,
	2011	2012
	$	$
Accounts receivable (i), (ii)	2,359,182	1,641,016
Receivable from other related parties	16,268	115,385
Due from related parties	2,375,450	1,756,401

Payable to other related parties	(16,198)	(456,765)
Due to related parties	(16,198)	(456,765)

The Group and the following entities are under the common control:

1)	MNC
2)	Infokom
3)	PT Rajawali Citra Televisi Indonesia (“RCTI”)
4)	Global TV
5)	Sky Vision

(i)
In  October 2009,  PT  Linktone  entered  into  cooperation  agreements  with  Infokom  and  MNC.  Infokom is an Indonesia corporation and a subsidiary of GMC.  Pursuant to these agreements, PT Linktone operated its VAS business in Indonesia through the VAS access numbers owned by Infokom and MNC. From September 1, 2010, the PT Linktone acquisition closing date, to December 31, 2010, PT Linktone’s total revenue generated from the VAS Short Codes owned by Infokom was $1,569,369. PT Linktone’s total revenue generated from the VAS access number owned by MNC was $260,239.In 2011, PT Linktone has successfully changed the ownership of VAS access number owned by MNC to PT Linktone. Total revenue generated from the use of short codes owned by Infokom and self-owned was $4,671,003 and $2,316,087. As of December 31, 2011, amounts due from Infokom was $2,333,799.

In 2012, total revenue generated from the use of short codes owned by Infokom was $1,879,218. As of December 31, 2012, amounts due from Infokom was $1,609,155 .

PT Linktone  also  purchases  VAS  contents from  MNC  and  its  subsidiaries  for  its  operation.  From  September 1,  2010,  the acquisition date, to December 31, 2010, PT Linktone purchased contents of $354,620 from MNC and its subsidiaries.

In 2011 and 2012, PT Linktone recorded total fees payable to Infokom of $326,490 and $202,805, respectively.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

(ii)
In 2010, 2011 and 2012, PT Linktone has generated revenue other than VAS including TV promotions and trading from MNC amounting to nil, $264,053 and $11,757 respectively. As of December 31, 2011 and 2012, amounts due from MNC was $25,383and 31,861 respectively.

(iii)
In October 2009, PT Linktone entered into another cooperation agreement with MNC whereby MNC agreed to promote PT Linktone’s products, programs or content on three television stations owned by MNC — PT Rajawali Citra Televisi Indonesia (“RCTI”), PT Cipta Televisi Pendidikan Indonesia (“MNC TV”) and PT Global Informasi Bermutu (“Global TV”). As compensation, RCTI, MNC TV and Global TV each receive a percentage of the revenue generated when customers used the short code suffix specific to their respective television program. PT Linktone also provides SMS services, such as SMS polling for each television station’s entertainment programs, in exchange for a percentage of the revenues generated by such services. The term of this agreement is five years from the date of the agreement. From September 1, 2010 to December 31, 2010, PT Linktone paid each of MNC TV and Global TV $0.1 million. In 2011, PT Linktone paid each of MNC TV and Global TV $0.7 million. In 2012, PT Linktone paid MNC TV $170,093.  In 2012, revenue generated from our cooperation with RCTI was $0.6 million. In 2010 and 2011, such revenue was   insignificant.

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

In 2011, the Group purchased 357 million common shares of GMC, through the open market, at an average price of IDR826 ($0.095) per share. Net unrealized gain of available-for-sale investment included in other comprehensive income amounted to $4,453,157 for the year ended December 31, 2011.

In 2012, the Group sold 357 million common shares of GMC, through the open market, and recorded realized gain of $27.9 million   on the sale of investment. The proceeds from sale was used to purchase 708 million common shares of PT Bhakti Investama, holding company of GMC, 53 million common shares of MNC and 65 million common shares of PT Sky Vision Tbk.  Net unrealized gain of $6.7 million on the marked-to-market valuation of these quoted investments were recorded as other operating income for the year ended December 31, 2012.

(v)	Credit facility

In October 2010 and May 2011, a bank in Singapore extended a term loan of S$2 million and credit facility to the Group’s subsidiary, InnoForm, with a total facility limit of S$10 million ($7.7 million), a sub-limit of S$3 million ($2.3 million) for overdraft facility.  The facilities are secured by a corporate guarantee from MNC. As of December 31, 2012, the Group utilized $5.1 million (2011: $4.3 million) of the credit facility on revolving loan and  $0.5 million (2011: $1.0 million) of the term loan was outstanding.

(vi)	Distribution of MNC content

In January 2012, Innoform International Ltd (“IIL”) entered into a distributorship agreement with MNC International Ltd (“MIL”) whereby MIL agreed to appoint IIL to be its non-exclusive distributor to distribute and market certain television programs and channels outside of Indonesia.  MIL is an indirect subsidiary of GMC.  As compensation, IIL is entitled to any income generated from the distribution of such programs and channels after paying certain fixed fees to MIL. In 2012, IIL generated $1,243,710 in revenues from this distributorship agreement, of which $1,133,646 was paid to MIL.  As of December 31, 2012, amount payable to MIL was $448,021.

(vii)	Acquisition of Okezone.com

In May 2012, the Group acquired online portal okezone.com and certain fixed assets with carrying value of IDR 1.7 billion ($0.2million) from PT Okezone, a subsidiary of MNC, for IDR 4.5 billion ($0.5million).

(viii)	Loan from related party

In 2012, PT Linktone obtained a loan of $518,500 (IDR 5.0 billion) from MNC at interest rate of 8% per annum.

(ix)	Refer to Note (6) for acquisitions of Letang, Innoform, PT Linktone, GLD, and Okezone.com.

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

30 Commitments and contingencies

(a) Operating lease commitments

The Group rents offices under operating lease agreements. As of December 31, 2012, the net aggregate minimum future lease payments under non-cancelable operating leases are as follows:

$
2013	765,146
2014	368,703
2015	25,029
Total	1,158,878

As of December 31, 2012, the Group had no operating lease commitments beyond 2015.

For the years ended December 31, 2010, 2011 and 2012, the Group incurred total office rental expense of $760,982, $677,569 and $752,784  respectively.

(b) Standby letter of credit (“SBLC”)

In 2012, a bank issued a SBLC on behalf of one of the subsidiaries of the Group, Innoform Media Pte Ltd, for amount $2.59 million to a licensor to guarantee payment of quarterly instalments of minimum guarantees under a licensing contract for 2 years from September 2012.

31 Subsequent events

Management has reviewed the events occurring after the date of the Consolidated statements of operations and comprehensive income and no material matters were noted.

32 Additional information — Condensed financial statements of the Company

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings after certain appropriations to statutory reserves, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these and other restrictions under PRC laws and regulations, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of cash, dividends, loans or advances. The restricted portion amounted to $40.2 million and $44.5 million, or 26% and 29%, of the Company’s total consolidated net assets as of December 31, 2011 and 2012, respectively. Even though the Company currently does not require any such dividends, loans or advances from its PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from our PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends or distributions to the Company’s shareholders.

LINKTONE LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

32 Additional information — Condensed financial statements of the Company (cont’d)

The condensed financial statements of the Company are presented below.

a) Condensed balance sheets

		As of December 31,
	Note	2011	2012
		$	$
Assets
Current assets:
Cash and cash equivalents		5,506,797	3,827,621
Short-term investments		38,434,951	68,580,354
Deposits and other current assets		477,863	178,401
Total current assets		44,419,611	72,586,376
Investments in subsidiaries and VIEs	d	74,547,895	61,898,056
Due from subsidiaries and VIEs		21,874,218	23,197,177
Other long-term assets		140,103	32,967
Total assets		140,981,827	157,714,576
Liabilities and shareholders’ equity
Current liabilities:
Accrued liabilities and other payables		851,646	785,449
Total current liabilities		851,646	785,449
Due to subsidiaries and VIEs		300,000	1,575,830
Total liabilities		1,151,646	2,361,279

Shareholders’ equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 421,435,030 shares issued and 410,422,650 outstanding as of December 31, 2011 and 421,435,030 shares issued and 408,018,820 outstanding as of December 31, 2012)		42,144	42,144
Additional paid-in capital		137,745,875	137,902,242
Treasury stock		(1,425,204)	(1,905,608)
Accumulated other comprehensive income:
Unrealized gain on investment in marketable securities		4,453,157	—
Cumulative translation adjustments		10,973,973	11,407,104
Accumulated losses	(11,959,764)	7,907,415
Total shareholders’ equity	139,830,181	155,353,297
Total liabilities and shareholders’ equity	140,981,827	157,714,576

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)
b) Condensed statements of operations and comprehensive income/ (loss)

	Year ended December 31,
	2010	2011	2012
	$	$	$

Net revenues	–	–	–
Cost of revenue	–	–	–

Gross profit	–	–	–
Total operating expenses	(2,070,580)	(1,325,077)	(2,114,554)
(Provision for impairment)/ Gain on recovery of bad debts	(1,139,810)	110,425	–
Other operating income	–	5,277,173	34,985,839

Loss from operations	(3,210,390)	4,062,521	32,871,285
Equity in profit (loss) of subsidiaries and VIEs, net	2,315,416	182,134	(12,668,663)
Interest income	–	1,088,391	5,002
Other income and interest income, net	316,249	(69,604)	(41,820)

Income (loss) before tax	(578,725)	5,263,442	20,165,804
Income tax expense	–	–	–

Net income (loss)	(578,725)	5,263,442	20,165,804
Other comprehensive income (loss)
Foreign currency translation adjustment	2,089,651	1,739,259	433,131
Unrealized gain on investments in marketable securities	1,939,473	2,076,434	(4,453,157)

Comprehensive income	3,450,399	9,079,135	16,145,778

LINKTONE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless otherwise stated)

c) Condensed statements of cash flows

	Year ended December 31,
	2010	2011	2012
	$	$	$
Net cash (used in) provided by operating activities	(1,984,322)	59,372	(9,686,327)
Net cash (used in) provided investing activities	(41,980,867)	(9,886,907)	12,649,839
Net cash (used in) provided by financing activities	31,164,425	(1,395,171)	(4,642,688)

Net decrease in cash and cash equivalents	(12,800,764)	(11,222,706)	(1,679,176)
Cash and cash equivalents, beginning of year	29,530,267	16,729,503	5,506,797

Cash and cash equivalents, end of year	16,729,503	5,506,797	3,827,621

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

e) Commitments, long term obligations and guarantees

The Company does not have any significant commitments, long-term obligations or guarantees as of any of the years presented, except for those disclosed in the consolidated financial statements (Note 30).