Form 20-F/A
period 2012-12-31
LINKTONE LTD
filed 2013-05-22
CIK 1270532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2012, which was originally filed with the Securities and Exchange Commission on April 26, 2013, for the sole purpose of furnishing the Interactive Data as Exhibit 101.

No other changes have been made to our annual report on Form 20-F. This Amendment No. 1 does not reflect events that have occurred after the filing date of April 26, 2013 of our annual report on Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendment described above.

Item 19	EXHIBITS

Number	Description
101.INS †	XBRL Instance Document.

101.SCH †	XBRL Taxonomy Extension Schema Document.

101.CAL †	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF †	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB †	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE †	XBRL Taxonomy Extension Presentation Linkbase Document.

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

Date: May 22, 2013